Form 20-F
period 2004-12-31
Homex Development Corp.
filed 2005-06-28
CIK 1293153

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from           to

Commission File Number:  1-32229

Desarrolladora Homex, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Homex Development Corp.	United Mexican States
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Andador Javier Mina 891-B

Colonia Centro Sinaloa

80200 Culiacán, Sinaloa, México

Telephone:  (52667) 758-5800

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:

Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, each representing six Common Shares, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

313,856,490 Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

*    Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.	FINANCIAL INFORMATION

ITEM 9.	THE OFFER AND LISTING

ITEM 10.	ADDITIONAL INFORMATION

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16A.	FINANCIAL EXPERT

ITEM 16B.	CODE OF ETHICS

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

PRESENTATION OF FINANCIAL INFORMATION

Dearrolladora Homex, S.A. de C.V. is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States, or Mexico.

In this Annual Report on Form 20-F, references to “U.S.$” and “U.S. dollars” are to the lawful currency of the United States of America.  References to “Ps.” and “pesos” are to the lawful currency of Mexico.  References to “UDI” and “UDIs” are to Unidades de Inversion, units of account whose value in pesos is indexed to inflation on a daily basis by the Mexican Central Bank (Banco de México).  Unless otherwise specified or the context otherwise requires, references to “we,” “us,” “our,” or “Homex” mean Desarrolladora Homex, S.A. de C.V. and its subsidiaries.

This Annual Report contains our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004.  Our financial statements have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm.

We publish our financial statements in pesos and our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, commonly referred to as “Mexican GAAP.”  Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Notes 22 and 23 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our majority net income and majority stockholders’ equity according to Mexican GAAP to consolidated net income and consolidated stockholders’ equity according to U.S. GAAP.

As the Mexican economy has experienced significant levels of inflation in the past, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements.  Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2004.

We are required to determine our monetary position gain/loss to reflect the effect of inflation on our monetary assets and liabilities.  We determine our net monetary position by subtracting our monetary liabilities from our monetary assets and then adjusting our net monetary position by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings.  In so doing, we can reflect the effect inflation is having on our monetary items.

Pursuant to Mexican GAAP, we recognize income from the sale of homes based on the percentage-of-completion method of accounting, which requires us to recognize income as we incur the cost of construction.  Accordingly, we use “sell” and refer to homes “sold” in connection with homes where:

•                  we establish that the home buyer will obtain the required financing from the mortgage lender;

•                  the home buyer has submitted all required documents in order to obtain financing from the mortgage lender;

•                  the home buyer has signed a purchase agreement (contrato de promesa de compra-venta); and

•                  the home buyer has made a down payment, in the case that a down payment is required.

We use “deliver” and refer to homes “delivered” in connection with homes for which title has passed to the buyer and for which we have received the sale proceeds.

This Annual Report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  You should not construe these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, we have translated U.S. dollar amounts at the exchange rate of Ps. 11.15 to U.S.$1.00, which was the noon buying rate for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar, on December 31, 2004.  Unless otherwise indicated, references to UDIs are to UDIs at the Mexican Central Bank UDI conversion rate of Ps. 3.53 to UDI 1.00 on December 31, 2004.  On June 23, 2005, the noon buying rate for pesos was Ps. 10.78 to U.S.$1.00.  On June 23, 2005, the Mexican Central Bank UDI conversion rate was Ps. 3.56 to UDI 1.00.

MARKET SHARE AND OTHER INFORMATION

We have prepared the information concerning the Mexican securities market set forth below based on materials obtained from public sources, including the Mexican Banking and Securities Commission, or CNBV (Comisión Nacional Bancaria y de Valores), the Mexican Stock Exchange, the Mexican Central Bank, and publications by market participants.

FORWARD LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the statements about our plans, strategies and prospects under “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  Some of these statements contain words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “strategy,” “plans” and other similar words.  Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved.  Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors discussed in “Item 3.  Key Information—Risk Factors,” “Item 4.  Information on the Company,”  “Item 5.  Operating and Financial Review and Prospects” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  These risks, uncertainties and factors include:  projections of revenues, net income (loss), earnings per share, earnings per ADS, statements regarding the anticipated results of recent acquisitions, capital expenditures, capital structure, or other financial items or ratios; statements of our plans, objectives, or goals, including those relating to competition, regulation, and government housing policy; statements about our future economic performance or that of Mexico or other countries; statements of assumptions underlying such statements; and other factors discussed herein.

PART I

ITEM 1.

Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.

Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.

Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are derived from and should be read together with our financial statements included herein and “Item 5.  Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America.  Notes 22 and 23 to the consolidated financial statements provide information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of consolidated net income and consolidated stockholders’ equity.

Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities.  Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors.  Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate.  Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2004.  The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP.  See Notes 22 and 23 to our consolidated financial statements.

On May 16, 2004, Econoblock, S.A. de C.V. (our affiliate) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (our subsidiary) with the latter assuming all the rights and obligations of the merged company.  Because the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, in a manner similar to a pooling of interests, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented.  See Note 2 to our consolidated financial statements.

Except for ratios, percentages, per share, per ADS, and operating data, all amounts are presented in thousands of U.S. dollars or constant pesos.  Unless otherwise indicated, we have translated U.S. dollar amounts at the exchange rate of Ps. 11.15 to U.S.$1.00, which was the noon buying rate for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar, on December 31, 2004.  On June 23, 2005, the noon buying rate for pesos was Ps. 10.78 to U.S.$1.00.

	Year Ended December 31,
	2004		2003		2002		2001		2000
Statement of operations data:
Mexican GAAP:
Revenues(1)	Ps.	5,312,769	Ps.	2,911,022	Ps.	1,357,634	Ps.	812,157	Ps.	1,145,574
Costs	3,699,266		2,082,202		951,437		569,716		779,234
Gross profit	1,613,503		828,820		406,197		242,442		366,340
Selling and administrative expenses	433,340		266,682		167,543		123,674		153,022
Income from operations	1,180,163		562,138		238,654		118,768		213,318
Other income (expense)	43,027		77,838		(1,766)		10,557		3,259
Net comprehensive financing cost(2)	159,584		127,547		149,288		130,513		126,629
Income (loss) before income tax and employee statutory profit sharing expense	1,063,606		512,429		87,600		(1,188)		89,948
Income tax expense	339,536		183,314		53,613		16,832		54,238
Employee statutory profit sharing expense	8,520		276		1,563		192		2,674
Consolidated net income (loss)	715,550		328,839		32,424		(18,212)		32,914
Net income of majority stockholders	706,487		323,537		31,059		(18,212)		32,914
Net income of minority stockholders	9,063		5,302		1,365
Weighted average shares outstanding	281,997		241,521		191,896		147,637		147,559
Basic and diluted earnings (loss) per share	2.51		1.34		0.16		(0.12)		0.22
Basic and diluted earnings (loss) per ADS(3)	15.06		8.04		0.96		(0.72)		1.32
U.S. GAAP:
Revenues(1)	3,945,073		2,723,777		1,217,654
Costs	2,973,858		2,089,026		963,550
Gross profit	971,215		634,751		254,104
Operating income(4)(5)	522,092		367,748		86,188
Majority net income	422,126		246,291		64,314
Weighted average shares outstanding	281,997		241,521		191,896
Basic and diluted earnings per share	1.50		1.02		0.34
Basic and diluted earnings per ADS(3)	9.0		6.12		2.04

	As of December 31,
	2004		2003		2002		2001		2000
Balance sheet data:
Mexican GAAP:
Cash and temporary investments	Ps.	511,050	Ps.	220,111	Ps.	68,887	Ps.	47,416	Ps.	20,554
Restricted cash	20,474
Trade accounts receivable	3,169,945		1,844,577		1,269,506		1,092,170		1,009,232
Total current assets	5,890,578		3,109,288		1,706,381		1,249,267		1,208,182
Land held for future development	503,920		239,885		87,805		140,283		141,488
Property and equipment	251,391		57,252		27,096		18,390		22,137
Total assets	6,773,436		3,451,510		1,831,574		1,419,433		1,376,096
Notes payable to financial institutions	397,042		671,913		416,944		484,323		501,225
Total current liabilities	2,184,109		1,730,902		696,499		667,497		686,952
Long-term notes payable to financial institutions	160,092
Land purchases—long-term	20,086
Total long-term liabilities	633,144		355,386		198,601		170,513		169,518
Total liabilities	2,997,431		2,086,288		895,100		838,010		856,470
Common stock	217,083		173,248		167,365		132,621		116,092
Total stockholders’ equity	3,776,005		1,365,222		936,473		581,423		519,627
U.S. GAAP:
Cash and cash equivalents	511,050		220,111		68,887
Restricted Cash	20,474
Accounts receivable	719,124		581,395		186,959

	As of December 31,
	2004	2003	2002	2001	2000
Total current assets	5,545,512	2,845,351	1,533,551
Land held for future development	503,920	236,164	87,805
Property and equipment	251,391	57,252	27,096
Total assets	6,428,370	3,176,265	1,658,745
Total current liabilities	2,957,424	2,011,919	845,902
Total majority stockholders’ equity	3,230,347	1,118,330	807,653

Other financial data:
Mexican GAAP:
Depreciation	24,239	11,064	6,771	7,325	7,647
Gross margin(6)	30%	28%	30%	30%	32%
Operating margin(7)	22%	19%	18%	15%	19%
Other financial data computed from Mexican GAAP financial information:
EBITDA(8)	1,247,429	651,040	243,659	136,650	224,102
Net debt(9)	46,084	451,802	348,327	436,907	480,671
Ratio of notes payable to financial institutions to total stockholders’ equity	15.3%	49.2%	44.5%	83.3%	96.5%
Ratio of notes payable to financial institutions to total assets	8.5%	19.5%	22.8%	34.1%	36.4%
U.S. GAAP:
Gross margin(5)(6)	24.62%	23.30%	20.86%
Operating margin(7)	13.23%	13.50%	7.07%
Other financial data derived from U.S. GAAP financial information:
EBITDA(8)	623,453	438,283	91,087

(1)               For U.S. GAAP purposes, sales are recognized when title passes to the home buyer, as opposed to the percentage-of-completion method of accounting used for Mexican GAAP purposes, which requires us to recognize income from homes we sell as we incur the cost of their construction.

(2)               Represents interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses.

(3)               Assumes all Common Shares are represented by ADSs.  Each ADS represents six Common Shares.  Any discrepancies between per share and per ADS amounts in the table are due to rounding.

(4)               Employee statutory profit sharing expense is classified as an operating expense under U.S. GAAP.

(5)               Interest capitalized as part of the cost of inventories is included in operating expense under U.S. GAAP.

(6)               Represents gross profit divided by total revenues.

(7)               Represents operating income divided by total revenues.

(8)               EBITDA is not a financial measure computed under Mexican or U.S. GAAP.  EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation, (ii) net comprehensive financing costs (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), and (iii) income tax expense and employee statutory profit sharing expense.

EBITDA derived from our U.S. GAAP financial information means U.S. GAAP net income excluding (i) depreciation, (ii) interest expense and monetary position gain or loss, and (iii) income tax expense.

We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, and (iii) income tax expense and, for EBITDA derived from our Mexican GAAP financial information, employee statutory profit sharing expense.

EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure.  You should review EBITDA, along with net income (loss) and cash flow from operating activities, investing activities and financing activities, when trying to understand our operating performance.  While EBITDA may provide a useful basis for comparison, our computation of EBITDA is not necessarily comparable to EBITDA as reported by other companies, as each is calculated in its own way and must be read in conjunction with the explanations that accompany it.  While EBITDA is a relevant and widely used measure of operating performance, it does not represent cash generated from operating activities in accordance with Mexican or U.S. GAAP and should not be considered as an alternative to net income (loss), determined in accordance with Mexican or U.S. GAAP, as an indication of our financial performance, or to cash flow from operating activities, determined in accordance with Mexican or U.S.  GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs.

EBITDA has certain material limitations as follows: (i) it does not include interest expense.  Because we have borrowed money to finance some of our operations, interest is a necessary and ongoing part of our costs and assisted us in generating revenue.  Therefore, any measure that excludes interest expense has material limitations; (ii) it does not include taxes.  Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations; and (iii) it does not include depreciation.  Because we must utilize property and equipment in order to generate revenues in our operations, depreciation is a necessary and ongoing part of our costs.  Therefore, any measure that excludes depreciation has material limitations.

Reconciliation of Net Income (Loss) to EBITDA Computed from Our Mexican GAAP Financial Information.

	Year Ended December 31,
	2004		2003		2002		2001		2000
Net income (loss)	Ps.	715,550	Ps.	328,839	Ps.	32,424	Ps.	(18,212)	Ps.	32,914
Depreciation	24,239		11,064		6,771		7,325		7,647
Net comprehensive financing cost	159,584		127,547		149,288		130,513		126,629
Income tax expense and employee statutory profit sharing expense	348,056		183,590		55,176		17,024		56,912
EBITDA	Ps.	1,247,429	Ps.	651,040	Ps.	243,659	Ps.	136,650	Ps.	224,102

Reconciliation of Net Income to EBITDA Computed from Our U.S. GAAP Financial Information.

	Year Ended December 31,
	2004		2003		2002
Net income	Ps.	422,126	Ps.	246,291	Ps.	64,314
Depreciation	24,239		11,064		6,771
Interest expense	(28,316)		23,351		(17,551)
Income tax expense	205,404		157,577		37,533
EBITDA	Ps.	623,453	Ps.	438,283	Ps.	91,087

(9)               Net debt is not a financial measure computed under Mexican GAAP.  We compute net debt as the sum of all notes payable to financial institutions less cash and temporary investments, each of which is computed in accordance with Mexican GAAP.  Management uses net debt as a measure of our total amount of leverage, as it gives effect to cash accumulated on our balance sheets.  Management believes net debt provides useful information to investors because it reflects our actual debt as well as our available cash and temporary investments that could be used to reduce this debt.  Net debt has certain material limitations in that it assumes the use of our cash and temporary investments to repay debt that is actually still outstanding.

Reconciliation of Notes Payable to Financial Institutions to Net Debt Derived from Our Mexican GAAP Financial Information.

	As of December 31,
	2004		2003		2002		2001		2000
Notes payable to financial institutions
Affiliates	Ps.	—	Ps.	144,249	Ps.	153,148	Ps.	—	Ps.	—
Other	397,042		527,664		263,796		484,323		501,225
Long-term notes payable to financial institutions	160,092		—		—		—		—
Total notes payable to financial institutions	557,134		671,913		416,944		484,323		501,225
Cash and temporary investments	511,050		220,111		68,617		47,416		20,554
Net debt	Ps.	46,084	Ps.	451,802	Ps.	348,327	Ps.	436,907	Ps.	480,671

DIVIDENDS

A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount, and payment of dividends.  Under Mexican law, dividends may only be paid from retained earnings and if losses for prior fiscal years have been paid.  In addition, under Mexican law, companies may only pay dividends:

•                  from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

•                  after any existing losses applicable to prior years have been made up or absorbed into capital;

•                  after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock; and

•                  after shareholders have approved the payment of the relevant dividends at a duly convened ordinary shareholders’ meeting.

We have not paid dividends since we were formed in 1998 and we do not currently expect to pay dividends.  We intend to devote a substantial portion of our future cash flow to funding working capital requirements, financing acquisitions, purchasing land and other liquidity requirements.  We may consider adopting a dividend policy in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects, and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of future debt instruments that may limit our ability to pay dividends.  We may also consider instituting a share repurchase program.  Because we are a holding company with no significant operations of our own, we have distributable profits to pay dividends to the extent that we receive dividends from our subsidiaries.  Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar.  The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos.  All amounts are stated in pesos, and we have not restated the rates in constant currency units.  We make no representation that the Mexican peso amounts referred to in this Annual Report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate (Ps. Per U.S.$)
Year Ended December 31,	High (1)	Low (1)	Average (2)	Period End
2000	9.18	10.09	9.47	9.62
2001	8.95	9.97	9.33	9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.79	11.24
2004	11.64	10.81	11.29	11.15

Month Ended
December 31, 2004	11.33	11.20	11.20	11.15
January 31, 2005	11.41	11.17	11.26	11.21
February 28, 2005	11.21	11.04	11.14	11.09
March 31, 2005	11.33	10.98	11.16	11.18
April 30, 2005	11.23	11.04	11.11	11.08
May 31, 2005	11.03	10.89	10.98	10.91
June 23, 2005	10.88	10.76	10.83	10.79

(1)  Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)  Average of month-end rates.

On June 23, 2005, the noon buying rate for pesos was Ps. 10.78 to U.S.$1.00.  On June 23, 2005, the Mexican Central Bank UDI conversion rate was Ps. 3.56 to UDI 1.00.

Except during a liquidity crisis lasting from September through December 1982, the Mexican Central Bank (Banco de México), has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations.  Nevertheless, in the event of renewed shortages of foreign currency, it is possible that foreign currency will not continue to be available to private-sector companies or that foreign currency that we may need to service foreign currency obligations or to import goods will not be available for purchase in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar have affected the U.S. dollar equivalent of the peso price of securities traded on the Mexican Stock Exchange and, as a result, have also affected the market price of ADSs representing securities traded on the Mexican Stock Exchange.  Because we will pay any cash dividends in pesos, exchange rate fluctuations will also affect the U.S. dollar amounts received by ADS holders on conversion by the depositary of any cash dividends on the Common Shares represented by the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Decreases in the amount of mortgage financing provided by agencies controlled by the Mexican government on which we depend, or disbursement delays, could result in a decrease in our sales and revenues.

The home building industry in Mexico has been and continues to be characterized by a significant shortage of mortgage financing.  Historically, the limited availability of financing has restricted home building and contributed to the current shortage of affordable entry-level housing.  Substantially all financing for affordable entry-level housing in Mexico is provided by government-sponsored housing funds such as:

•                  the National Workers’ Housing Fund, or INFONAVIT (Instituto del Fondo Nacional para la Vivienda de los Trabajadores), which is financed primarily through mandatory contributions from the gross wages of private-sector workers;

•                  the Social Security and Services Institute Public-Sector Workers’ Housing Fund, or FOVISSSTE (Fondo para la Vivienda y la Seguridad y Servicios Sociales para los Trabajadores del Estado), which is financed primarily through mandatory contributions from the gross wages of public-sector workers; and

•                  public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal, S.N.C., Institución de Banca de Desarrollo), which is financed through its own funds as well as funds provided by the World Bank and the Mexican Central Bank (Banco de México).

See “Item 4.  Information on the Company—Business Overview—The Mexican Housing Market.”

The amount of funding available and the level of mortgage financing from these sources is limited and may vary from year to year.

These government-sponsored entities have significant discretion in terms of the allocation and timing of disbursement of mortgage funds.  We depend on the availability of mortgage financing provided by these government-sponsored entities for:

•                  substantially all of our sales of affordable entry-level housing, which sales represented 78.2% of our revenues and 67.6% of our operating income for 2004; and

•                  a portion of our sales of middle-income housing, which sales represented 20.9% of our revenues and 28.2% of our operating income for 2004 and which we expect will represent a larger share of our revenues and of our operating income in 2005.

Accordingly, our financial results are affected by policies and administrative procedures of INFONAVIT, FOVISSSTE, and SHF, as well as by the Mexican government’s housing policy.  The availability of mortgage financing granted by these government-sponsored entities has increased significantly during the past three years as compared to historical levels.  From 2001 through 2004, the amount of mortgage financing granted by these government-sponsored entities increased by 68.20%.  However, future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of INFONAVIT, the geographic allocation of mortgage financing, that could result in a decrease in our sales and revenues.

Additionally, in 2001 we experienced delays of up to three months in the disbursement of mortgage funds for homes that were financed by INFONAVIT.  Due to the change in presidential administration following the 2000 elections in Mexico and the resulting change in the administration of INFONAVIT, the agency suspended processing mortgages pending the appointment of its new general director.  Although we have not experienced delays of this magnitude since 2001, there is a possibility of delays in early 2007.  Disruptions in the operations of government-sponsored lenders, for any reason, may occur and result in a decrease in our sales and revenues.

Decreases or delays in the amount of funds available from INFONAVIT, FOVISSSTE, SHF or other sources, or substantially increased competition for these funds, could result in a decrease in our sales and revenues.  These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

See “Item 3.  Key Information—Risk Factors—SHF will limit the amount of funding it provides to commercial banks and special-purpose financing entities organized under the laws of Mexico, or sofoles (sociedades financieras de objeto limitado), for individual mortgage loans, which could result in a decrease in our sales and revenues.”

A slowdown in the Mexican economy could limit the availability of private-sector financing in Mexico, on which we depend for our sales of middle-income housing, which could result in a decrease in our sales and revenues.

One of our principal strategies is to expand our operations in the middle-income housing sector.  Our expansion into this market depends on private-sector lenders, such as commercial banks and sofoles, which provide a substantial majority of mortgage financing for the middle-income sector.  The availability of private-sector mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations.  From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico.  Since 2002, private-sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand.  However, it is possible that the amount of mortgage financing provided by private-sector entities for the middle-income housing market will not increase or be maintained at current levels.  See “Item 3.  Key Information—Risk Factors—SHF will limit the amount of funding it provides to commercial banks and sofoles for individual mortgage loans, which could result in a decrease in our sales and revenues.”

SHF will limit the amount of funding it provides to commercial banks and sofoles for individual mortgage loans, which could result in a decrease in our sales and revenues.

SHF is a public mortgage provider that makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes.  Historically, SHF has financed mortgages for amounts up to approximately UDI 500,000 (approximately U.S.$160,000).  As of January 1, 2005, however, SHF replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately U.S.$50,000) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual home mortgages.  Commercial banks and sofoles may not be able to raise enough capital to compensate for the reduced SHF funding and this reduction in SHF’s funding of mortgages could result in a decrease in our sales and revenues.

We experience significant seasonality in our results of operations.

The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE.  The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year.  Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter.  We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified home buyer in a particular development.  Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters.  We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future.

Increases in the price of land may increase our cost of sales and decrease our earnings.

Our continued growth depends in large part on our ability to continue to acquire land at a reasonable cost.  As more developers enter or expand their operations in the Mexican home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand or decreased supply.  A resulting rise in land prices may increase our cost of sales and decrease our earnings.  We may not be able to continue to acquire suitable land at reasonable prices in the future.

Increases in the price of raw materials may increase our cost of sales and reduce our net earnings.

Increases in the price of raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales and reduce our net earnings to the extent we are unable to increase our sales prices.  It is possible that the prices of our raw materials will increase in the future.

We may fail to realize the anticipated benefits of our merger with Beta and the integration of the Beta with our operations will present significant challenges.

On April 21, 2005, we signed an agreement to acquire 100% of the capital stock of Controladora Casas Beta, S.A. de C.V., or Beta, the seventh largest homebuilder in Mexico, in a transaction valued at approximately Ps.2,040 million (or approximately US$188.9 million).  The transaction will require that we purchase approximately 53.0% of Beta’s stock for approximately Ps.1,163.0 million (or approximately US$98.4 million) in cash and 47.0% of Beta’s stock for approximately 22.0 million of our common shares valued at approximately Ps.977.6 million (or approximately US$90.5 million).  Beta will then be merged into us.  We expect this acquisition to be completed within the third quarter 2005.

The success of the merger will depend, in part, on our ability to realize the anticipated growth opportunities and cost savings from combining our business with Beta’s business.  In addition, we and Beta have operated, and until the completion of the merger, will continue to operate, independently.  We and Beta will face significant challenges in consolidating functions, integrating their organizations, procedures and operations in a timely and efficient manner and retaining our and Beta’s key personnel.  The integration of Beta will be costly, complex and time consuming and the managements will have to devote substantial effort to it.  The integration process and other disruptions from the transaction could be more costly than we expect or result in the loss of key employees, the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers, suppliers, employees and others who have business dealings or to achieve the anticipated benefits of the merger.

Because we recognize income from sales of homes under the percentage-of-completion method of accounting before receiving cash revenue, failed closings could result in a shortfall of actual cash received and require an adjustment to revenue previously recorded.

In accordance with Mexican GAAP, and consistent with industry practice in Mexico, we recognize income from the sale of homes based on the percentage-of-completion method of accounting, which in Mexico requires us to recognize income as we incur the cost of construction.  See Note 3 to our consolidated financial statements for a discussion of the percentage-of-completion method.  However, we do not receive the proceeds from these sales until the homes are delivered.  As a result, there is a risk that revenue in respect of the income recognized for accounting purposes will not be received due to the failure of a sale to close.

Reduced availability of bridge loans and SHF-sponsored funds, on which we rely as a secondary source of funding for our home development operations, could limit our ability to achieve anticipated growth levels.

In the Mexican housing industry, the majority of development and construction activities are financed primarily through bridge loans secured with mortgages over land and developments in progress.  Additionally, SHF, through commercial banks and sofoles, was an important source of bridge financing for housing development.  As of September 1, 2004, however, SHF provides funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately U.S.$53,000).  In lieu of funding bridge loans for homes with a higher purchase price (up to UDI 500,000 (approximately U.S.$160,000)), SHF now provides guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.  As a result, SHF-sponsored construction financing has decreased significantly.

Although we currently finance our development and construction activities primarily out of our working capital and commercial paper programs (certificados bursátiles de corto plazo), we have used and may use secured bridge loans in the future as a back-up source of financing.  If the availability of bridge loans were to be reduced significantly, our ability to plan new developments and continue our construction operations could be limited and our business operations could be disrupted.

We may use these bridge loans as a source of financing to plan and construct new developments and achieve anticipated levels of growth.  This kind of financing may not continue to be available or it may not be available on reasonable terms.

Loss of services of our key management personnel could result in disruptions to our business operations.

Our management and operations are dependent in large part upon the contributions of a small number of key senior management personnel, including Eustaquio Tomás de Nicolás Gutiérrez, our chairman, and Gerardo de Nicolás Gutiérrez, our CEO.  We do not have employment or non-compete agreements with nor maintain key-man life insurance in respect of either of these individuals.  Because of their knowledge of the industry and our operations and their experience with our Company, we believe that our future results will depend upon their efforts, and the loss of services of any of these individuals for any reason could result in disruptions to our business operations.

Competition from other home builders could result in a decrease in our sales and revenues.

The home building industry in Mexico is competitive.  Our principal competitors include Corporacion GEO, S.A. de C.V., Consorcio ARA, S.A. de C.V., URBI Desarrollos Urbanos, S.A. de C.V., and Grupo SADASI.  Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land.  Competition is likely to continue or intensify.  Competitive conditions may prevent us from achieving our goal of increasing our volumes of sales, or increased competition may result in a decrease in our sales and revenues.

Changes in building and zoning regulations to which we are subject could cause delays in construction and result in increased costs.

The Mexican housing industry is subject to extensive building and zoning regulation by various federal, state, and municipal authorities.  These authorities oversee land acquisition, development and construction activities, and certain dealings with customers.  The costs associated with obtaining building and zoning permits, paying purchase or development fees and taxes, securing utility service rights, and titling new homes are substantially higher in Mexico than in other countries and vary significantly from region to region in Mexico.  We are required to obtain the approval of numerous federal, state, and local governmental authorities for our development activities.  Changes in local circumstances or applicable law or regulations of such entities may require modifying or applying for additional approvals or changing our processes and procedures to comply with them.  It is possible that these factors could cause delays in construction and result in increased costs.

Changes to environmental laws and regulations to which we are subject could cause delays in construction and result in increased costs.

Our operations are subject to Mexican federal, state, and municipal environmental laws and regulations.  Changes to environmental laws and regulations, or stricter interpretation of existing laws or regulations, could cause delays in construction and result in increased costs.

Our uninsured housing developments under construction could suffer unforeseen casualties, which could result in significant losses to us.

We do not generally obtain liability insurance to cover housing developments under construction unless it is required by providers of construction financing.  In the event that our uninsured housing developments suffer unforeseen casualties, we may experience significant losses.

Our principal shareholders can take actions that do not reflect the interests of our other shareholders.

Our principal shareholders, the de Nicolás family and Equity International Properties, Ltd., or EIP, beneficially own more than 65.5% of our outstanding share capital as follows:

•                  de Nicolás family:  43.8%; and

•                  EIP:  21.7%.

Following the acquisition of Beta, the de Nicolás family will beneficially own 40.9% of our outstanding share capital and EIP will beneficially own 20.3% of our outstanding share capital.  Collectively, these shareholders may elect the majority of our board of directors and can determine the outcome of most actions requiring shareholder approval, including payment of dividends, if any.  Additionally, representatives of our principal shareholders hold positions on our board of directors and other executive positions in our company.  As a result, our principal shareholders can influence actions at the shareholder and board of directors levels that may not reflect the interests of our other shareholders, such as setting forth share repurchase policies, naming certain members of board committees and senior management, or authorizing mergers or spin-offs.  See “Item 10.  Additional Information.”

Reduction in distributions from our operating subsidiaries could limit our ability to pay dividends and service our debt obligations.

We are a holding company with no substantial operations and no significant assets other than the common shares of our majority-owned subsidiaries.  We depend on receiving sufficient funds from our subsidiaries for virtually all our internal cash flow, including cash flow to pay dividends and service our debt obligations.  As a result, our cash flow will be affected if we do not receive dividends and other income from our subsidiaries.  The ability of our subsidiaries to pay dividends and make other transfers to us is limited by Mexican law.  This ability may also be limited by credit agreements entered into by our subsidiaries.  See “Item 5.  Operating and Financial

Review and Prospects— Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources”.

Risks Relating to Mexico

Adverse economic conditions in Mexico may result in a decrease in our sales and revenues.

We are a Mexican company with all of our assets located in Mexico and all of our revenues derived from operations in Mexico.  As such, our business may be significantly affected by the general conditions of the Mexican economy.

Mexico experienced a period of slow growth from 2001 through 2003 primarily as a result of the downturn in the U.S. economy.  In 2001, Mexico’s gross domestic product, or GDP, declined by 0.3%, while inflation reached 4.4%.  In 2002, GDP grew by 0.9% and inflation reached 5.7%.  In 2003, GDP grew by 1.2% and inflation declined to 4.0%.  In 2004, GDP grew by 4.2% and inflation increased to 5.2%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates.  The interest rates on 28-day Mexican government treasury securities (certificados de tesoreria) averaged approximately 15.2%, 11.3%, 7.1%, 6.2% and 8.75% for 2000, 2001, 2002, 2003 and 2004.  Accordingly, to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, consumer purchasing power will be decreased and demand for housing may decrease.  In addition, a recession could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand.  These factors could result in a decrease in our sales and revenues.

Fluctuations of the peso relative to the U.S. dollar could affect our revenues and earnings in U.S.-dollar terms and the market price of our Common Shares and the ADSs.

The value of the peso fluctuates considerably against the U.S. dollar.  Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations, may adversely affect the U.S.-dollar equivalent of the peso price of the Common Shares on the Mexican Stock Exchange.  As a result, such peso depreciations will likely affect our revenues and earnings in U.S.-dollar terms and the market price of the ADSs.  Exchange rate fluctuations would also affect the depositary’s ability to convert into U.S. dollars and make timely payment of any peso cash dividends and other distributions paid in respect of the Common Shares.

Fluctuations of the peso relative to the U.S. dollar could result in an increase in our cost of financing and limit our ability to make timely payments on foreign debt that we may incur in the future, including any debt we may incur in connection with the acquisition of Beta.

Because substantially all of our revenues are and will continue to be denominated in pesos, if we incur any debt denominated in U.S. dollars in the future and the value of the peso decreases against the U.S. dollar, our cost of financing will increase.  Severe depreciation of the peso may also result in disruption of the international foreign exchange markets.  This may limit our ability to transfer or convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on any U.S. dollar-denominated debt that we may incur in the future, including any debt we may incur in connection with the acquisition of Beta.  While the Mexican government has not restricted the right or ability of Mexican or foreign individuals to convert pesos into U.S. dollars or to transfer other currencies out of Mexico since 1982, the Mexican government could institute restrictive exchange rate policies in the future.

Political events in Mexico may result in disruptions to our business operations and decreases in our sales and revenues.

The Mexican government exercises significant influence over many aspects of the Mexican economy.  In addition, we depend on Mexican government housing finance policy, especially with regard to the funding and operation of government-sponsored mortgage providers, for a large portion of our business.  As a result, the actions of the Mexican government concerning the economy, regulating certain industries, and setting housing finance policy could have a significant effect on Mexican private-sector entities, including Homex, and on market conditions, prices, and returns on Mexican securities.

The Mexican national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional) with the election of President Vicente Fox Quesada, a member of the National Action Party (Partido Accion Nacional), and resulted in the increased representation of opposition parties in the Mexican national congress and in municipal and gubernatorial positions.  As a result of these elections and legislative elections held on July 6, 2003, no political party has a majority in the Mexican national congress.  This shift in political power has transformed Mexico from a one-party state to a multi-party democracy.

Although there have not yet been any material adverse repercussions resulting from this political change, multi-party rule is still relatively new in Mexico and could result in economic or political conditions that could cause disruptions to our business operations.  The lack of a majority party in the legislature and the lack of alignment between the legislature and the executive branch could result in gridlock and prevent the timely implementation of economic reforms or other necessary actions, which in turn could have a material adverse effect on the Mexican economy and cause disruptions to our business operations and decreases in our sales and revenues.

In 2006 the Mexican presidential and congressional elections will occur.  We cannot assure you that the next administration will continue to support the highly favorable current housing policies, and any change in such policies could have a significant effect on Mexican homebuilders, including Homex, as well as on housing finance, market conditions, and the prices of and returns on Mexican securities or that results of the 2006 presidential elections and presidential succession will not adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities. These and other future developments in the Mexican political or social environment may cause disruptions to our business operations and decreases in our sales and revenues.

Developments in other countries may result in decreases in the price of our ADSs.

As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia, and Brazil.

In addition, the direct correlation between economic conditions in Mexico and the United States has sharpened in recent years as a result of the North American Free Trade Agreement and increased economic activity between the two countries.  As a result, economic downturns in the United States could have a significant adverse effect on the Mexican economy.  The market value of the ADSs and Common Shares may decrease as a result of events in other emerging market countries, in the United States, or elsewhere.

Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.

Currently, under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States.  For example, because Mexican laws concerning fiduciary duties of directors are not well developed, it is difficult for minority shareholders to bring an action against directors for breach of this duty as permitted in most jurisdictions in the United States.  The grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of suits in Mexico.  Procedures for class action lawsuits do not exist under Mexican law.  Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

There is a bill currently pending before the Mexican national congress that would, if passed, amend certain Mexican securities laws and would require certain amendments to our bylaws, including provisions of our bylaws with respect to the rights of minority shareholders.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.

Risks Relating to the ADSs and the Common Shares

The lower level of liquidity and the higher level of volatility of the Mexican Stock Exchange may decrease the market price of the ADSs and Common Shares and limit the ability of ADS holders to sell the underlying Common Shares.

The Mexican securities market is not as large or as active as the securities markets in the United States and certain other countries with developed market economies.  As a result, the Mexican securities market has experienced less liquidity and more volatility than those markets have experienced.  These characteristics may limit the ability of a holder of ADSs to sell the underlying Common Shares and may also affect the market price of the ADSs and Common Shares.

Future issuances of shares may result in a decrease of the market price of the ADSs and Common Shares.

In the future, we may issue additional equity securities for financing and other general corporate purposes, although there is no present intention to do so.  Any such sales or the prospect of any such sales could result in a decrease of the market price of the ADSs and Common Shares.

Future sales of our shares by our principal shareholders may result in a decrease of the share price of our securities.

Our principal shareholders, including the de Nicolás family and Equity International Properties, hold approximately 65.5% of our outstanding share capital.  Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange following the completion of the offering.  See “Item 7.  Major Shareholders and Related Party Transactions.”

Preemptive rights may be unavailable to holders of our ADSs, which may result in a dilution of ADS holders’ equity interest in our company.

Under Mexican law, subject to limited exceptions, if we issue new shares for cash as part of a capital increase, we generally must grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to prevent dilution.  However, we may not be legally permitted to offer ADS holders in the United States the right to exercise preemptive rights in any future issuances of shares unless:

•                  we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares; or

•                  the issuance qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, or Securities Act.

At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of enabling U.S. holders of ADSs to exercise preemptive rights, and any other factors that we consider important in determining whether to file a registration statement.  However, it is possible that we will not file such a registration statement.  As a result, the equity interests of ADS holders would be diluted to the extent that ADS holders cannot participate in a future capital increase.  See “Item 10.  Additional Information—Changes in Share Capital and Preemptive Rights.”

In addition, although the deposit agreement permits the depositary, if lawful and feasible at the time, to sell preemptive rights and distribute the proceeds of the sale to entitled ADS holders, sales of preemptive rights are not currently permitted in Mexico.

ADS holders may only vote through the depositary and are not entitled to attend shareholders’ meetings.

Under the terms of the ADSs, you have a general right to vote the Common Shares underlying ADSs that you hold.  You may instruct the depositary, JPMorgan Chase Bank, to vote the ordinary shares underlying our ADSs, but only if we request the depositary to ask for your instructions.  Otherwise, you will not be able to exercise your right to vote unless you withdraw the Common Shares underlying the ADSs.  However, you may not receive voting materials in time to ensure that you are able to instruct the depositary to vote your shares or receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Common Shares to allow you to cast your vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send out your voting instructions on time or carry them out in the manner you have instructed.  As a result, you may not be able to exercise your right to vote and you may lack recourse if the Common Shares underlying your ADSs are not voted as you requested.

In addition, Mexican law and our bylaws require shareholders to deposit their shares with our secretary or with a Mexican custodian or provide evidence of their status as shareholders in order to attend shareholders’ meetings.  ADS holders will not be able to meet this requirement and accordingly are not entitled to attend shareholders’ meetings.  ADS holders will also not be permitted to vote the Common Shares underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the Common Shares.

ITEM 4.  Information on the Company.

HISTORY AND DEVELOPMENT

Desarrolladora Homex, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Culiacán, Sinaloa, Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on March 30, 1998 with an indefinite corporate existence.  Our full legal name is Desarrolladora Homex, S.A. de C.V., or Homex.  Our principal executive offices are located at Andador Javier Mina 891-B, Colonia Centro Sinaloa, 80200 Culiacán, Sinaloa, México.  Our telephone number is (52667) 758-5800.  Our legal domicile is Andador Javier Mina 891-B, Colonia Centro Sinaloa, 80200 Culiacán, Sinaloa, México.

Our company traces its origins to 1989 and established its current structure in 1998.  Beginning in 1999, various strategic investors including, in 2002, EIP, an entity affiliated with Equity Group Investments, L.L.C., an investment company founded by Samuel Zell, chairman of EIP, made equity investments in our company.  These strategic investors have assisted us in developing and refining our operating and financial strategies.  In addition, this increased access to equity financing has allowed us to accelerate our growth.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments.  In 2004, we spent Ps. 218 million on capital expenditures, primarily to purchase construction equipment and production equipment for our concrete manufacturing facility.  In 2005, we expect to spend approximately Ps. 161 million on capital expenditures, of which we spent Ps. 6 million during the first quarter of the year, primarily to purchase construction equipment to support our growth.

Recent Developments

On April 21, 2005, we signed an agreement to acquire 100% of the capital stock of Controladora Casas Beta, S.A. de C.V., or Beta, the seventh largest homebuilder in Mexico, in a transaction valued at approximately Ps.2,040 million (or approximately US$188.9 million).  The transaction will require that we purchase approximately 53.0% of Beta’s stock for approximately Ps.1,163.0 million (or approximately US$98.4 million) in cash and 47.0% of Beta’s stock for approximately 22.0 million of our common shares valued at approximately Ps.977.6 million (or approximately US$90.5 million).  Beta will then be merged into us.  Beta shareholders are expected to own approximately 6.6% of Homex after the merger.  We expect to finance the cash portion of the purchase price principally with bank financing, a portion of which may be denominated in U.S. dollars.

Upon completion of the transaction, we expect to be the largest homebuilder in Mexico in terms of operating income and net income.  We expect this acquisition to be completed within the third quarter 2005.

BUSINESS OVERVIEW

General

We are a vertically-integrated home development company focusing on affordable entry-level and middle-income housing in Mexico.  During 2004, we sold 21,053 homes, an increase of 57.2% over 2003.  As of December 31, 2004, we had 85 developments under construction in 28 cities located in 17 Mexican states.  We had total land reserves under title of approximately 13 million square meters as of December 31, 2004, on which we estimate we could build approximately 58,031 affordable entry-level homes and approximately 7,258 middle-income homes.  As of December 31, 2004, we also had approximately 2 million square meters of land for which we had signed purchase agreements and made partial payment, and for which title was in the process of being transferred.  We estimate that we could build approximately 11,010 affordable entry-level homes and 528 middle-income homes on this land.

During 2004, 78.20% of our revenues was attributable to affordable entry-level housing.  The remainder was attributable to middle-income housing.  We intend to expand our presence in the higher-margin, middle-income housing market in 2005.

For the year ended December 31, 2004, we had revenues of Ps. 5,313 million (U.S.$476.3 million), as compared to Ps. 2,911 million (U.S.$260.9 million) in 2003, and net income of Ps. 715 million (U.S.$64.2 million) in 2004, as compared to Ps. 328 million (U.S.$29.4 million) in 2003.

Based on information filed publicly in Mexico, we believe that we are growing faster than the three largest publicly traded Mexican home development companies over the last two years, based on:

•                  number of homes sold, reflected by our average growth rate of homes sold of 43% during the three-year period ended December 31, 2004 versus average growth rates of homes sold of 7%, 7.2%, and 2.6% for these three companies over the same period;

•                  revenues, reflected by our average revenue growth rate of 57.7% during the three-year period ended December 31, 2004 versus average revenue growth rates of 13%, 13.5%, and 8% for these three companies over the same period; and

•                  net income, reflected by our average net income growth rate of 32.1% during the three-year period ended December 31, 2004 versus average net income growth rates of 26.3%, 26.3%, and 27% for these three companies over the same period.

We have been able to achieve this growth while reducing financial leverage.  In addition, we believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations in 28 cities located in 17 Mexican states, as compared to operations in 19, 7 and 16 Mexican states by these three companies.

Our Products

Mexico’s developer-built housing industry is divided into three tiers according to cost: affordable entry-level, middle-income, and residential.  We consider affordable entry-level homes to range in price between Ps. 165,000 and Ps. 400,000 (U.S.$14,800 and U.S.$35,800) and middle-income homes to range in price between Ps. 400,000 and Ps. 1,300,000 (U.S.$35,800 and U.S.$116,550).  We currently focus on providing affordable entry-level and middle-income housing for our clients.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each.  During 2004, our affordable entry-level homes had an average sales price of approximately Ps. 217,000 (U.S.$19,455).  A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom.  We are able to deliver a completed affordable entry-level home in approximately seven to ten weeks from the time a buyer obtains a mortgage approval.  Currently, our largest affordable entry-level housing developments are located in the cities of Guadalajara, Monterrey, Culiacán, and Nuevo Laredo.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each.  During 2004, our middle-income homes had an average sales price of approximately Ps. 600,000 (U.S.$53,790).  A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.  We are able to deliver a completed middle-income home in approximately twelve to fourteen weeks from the time a buyer obtains a mortgage approval.  In response to the increase in demand for middle-income housing in Mexico and the higher margins generally obtainable from middle-income housing developments, we launched ten middle-income developments in 2004 in the cities of Atizapán, Culiacán, La Paz, Metepec, Guadalajara, Vallarta, Tijuana, and Tuxtla.  In 2004, 20.9% of our revenue was attributable to sales of middle-income housing compared to 9.8% in 2003.  We expect that a higher portion of our revenue in 2005 will be attributable to sales of middle-income housing as compared to 2004.

Land Reserve

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing.  Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development.  We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure in balance with a purchase price that will maximize margins within the limits of available mortgage financing.  We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine that it is suitable for construction.  We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow.  As a result, our total land reserves fluctuate between our targeted 18 to 24 months of future home deliveries depending upon the time of year.

As of December 31, 2004, we had total land reserves under title of approximately 13 million square meters on which we estimate we could build approximately 58,031 affordable entry-level homes and 7,258 middle-income homes.  We also had approximately 2 million square meters of land for which we had signed purchase agreements and made partial payment, and for which title was in the process of being transferred.  We estimate that we could build approximately 11,010 affordable entry-level homes and 528 middle-income homes on this land.

Our Relationship with Equity International Properties, Ltd.

Beginning in 1999, private investors, including in 2002, Equity International Properties, Ltd., or EIP, a privately held investment company specializing in real estate investments outside the United States and particularly in Mexico, made a number of equity investments in our company in an aggregate amount of U.S.$32.0 million.  EIP is affiliated with Equity Group Investments, L.L.C., a privately held investment company founded by Samuel Zell, chairman of EIP.  Equity Group Investments, L.L.C., together with its affiliates, is one of the largest real estate investment companies in the United States.  EIP participates on our board of directors.

Business Strengths

Standardized Business Processes

Over several years, we have developed and refined scalable and standardized business processes that allow us to enter new markets rapidly and efficiently.  We have designed proprietary information technology systems that integrate and monitor every aspect of our operations, including land acquisition, construction, payroll, purchasing, sales, quality control, financing, delivery, and maintenance.  Our systems connect every one of our branch locations and help us monitor and control the home building process, to administer our client relations, and to oversee the financing process for our clients.  This standardized model drives our growth, geographic diversification, and profitability, and is an integral component of our culture.

Efficient Working Capital Management

Our standardized processes allow us to time the construction and delivery of our homes and payment to our suppliers efficiently, which has allowed us to reduce our borrowing needs and minimize working capital requirements.  We do not commence construction on a development stage until prospective buyers representing at least 10% of the planned number of homes in that stage have qualified to receive mortgage financing.  We seek to maintain a short construction period of less than ten weeks for affordable entry-level housing and less than fourteen weeks for middle-income housing by using our systems to maximize the efficiency of our standardized methods.  This speed allows us to maximize our working capital by minimizing overhead and coordinating payables with receivables, which greatly reduces our borrowing needs.

Geographic Diversification

We believe that we are one of the most geographically diversified home development companies in Mexico.  As of December 31, 2004, our operations included 85 developments in 28 cities located in 17 Mexican states, which states represent 68% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computing, or INEGI (Instituto Nacional de Estadística, Geografía e Informática).  Many of our developments are located in markets where no major competitors currently operate.  We believe that this geographic diversification reduces our risk profile as compared to our less-diversified competitors.

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our chairman, co-founded our predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993.  Our senior management team is comprised of executives with an average of 15 years experience in their respective areas of responsibility.  Senior management owns an aggregate of 17.54% of our Common Shares.  Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers.  Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Business Strategies

Focus on Growth Consolidation and High-Margin Opportunities

Our strategy is to consolidate our growth rate and to identify and target high margin opportunities.  We have developed an operating model that allows us to enter underserved markets quickly and efficiently in order to take advantage of attractive opportunities offered by increased availability of public- and private-sector mortgage financing.  In response to these opportunities, during the last three years we launched 29 new affordable entry-level developments in 14 cities.  Increased availability of private-sector financing also has allowed us to expand our presence in the higher-margin, middle-income sector.  Since the beginning of 2004, we launched 8 new middle-income developments in 8 cities.  We expect to continue to expand our operations in the middle-income sector in 2005.

Maintain Appropriate and Balanced Land Reserves

Our ability to identify, acquire, and improve land is critical to our success.  Because the growth of our operations depends on managing our land reserves efficiently, we continually review our portfolio and seek new real estate opportunities.  We balance our need for additional land for growth with our desire to minimize leverage and avoid excessive land inventory.  Our current goal is to maintain sufficient land reserves for a minimum of 18 to 24 months of future home deliveries.  This time period allows us to undertake the lengthy processes necessary to prepare land for development, including identifying suitable parcels, locating adequate water supplies, obtaining required governmental permits and authorizations, and incorporating parcels into existing urban zones.  We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale.  As of December 31, 2004, we had total land reserves of approximately 13 million square meters, which had an aggregate capacity of approximately 58,031 affordable entry-level homes and 7,258 middle-income homes.

Maintain Conservative Financial Posture

We operate our business with the goal of minimizing our leverage in order to reduce our exposure to interest rate and financing risk.  We begin construction only when an approved buyer has qualified for a mortgage and, if applicable, made a down payment, thereby reducing our working capital needs.  The resulting financial flexibility enhances our ability to respond quickly to market opportunities and minimizes any negative effects that might result from a downturn in the economy.

Build Successful Communities

We seek to foster brand loyalty by enhancing the quality and value of our communities through building and donating schools, day care facilities, parks, and churches, and providing other social services to residents.  We are committed to fulfilling our clients’ needs by responding to and meeting their demands.  Through market studies, for example, we determine that home buyers prefer larger home sizes over higher-priced finishing details.  We allow our clients to improve these details at their own expense in order to offer more square footage per house than similarly priced homes offered by our competitors.  At the same time, we seek to become the best employer to our employees through training and educational opportunities.  We seek to hire and keep talented employees and invest in training our workforce at all levels by offering programs such as middle-school equivalency courses for our construction laborers.  We are committed to becoming the best customer to our suppliers by offering various payment alternatives and opportunities for cooperative growth, and through our factoring structure and other initiatives, including electronic ordering and payment systems.  We believe that these factors make us a preferred home builder, employer, and customer and ultimately enhance our overall business.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tapachula in the south, which represent 17 states as of December 31, 2004.  Since December 31, 2004, we began work on two middle income developments in the city of Leon in the State of Guanajuato and in the city of Guadalajara in the State of Jalisco and one affordable entry-level development in the border city of Nuevo Laredo in the State of Tamaulipas.  No city represented more than 10% of our total revenues as of December 31, 2004, with the exception of Guadalajara, which represented 26% of our revenues in 2004.  We anticipate that in the future, revenues attributable to our developments in Guadalajara will represent an even smaller portion of our total revenues.  We expanded into Guadalajara, the capital of the state of Jalisco and Mexico’s second-largest city, because the financing available from government-sponsored lenders such as INFONAVIT during 2003 significantly exceeded the construction capacity of existing developers in the area.  We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.

The following table sets forth information on our historical sales by state.  During 2002, all of the homes we sold were affordable entry-level homes.  During 2003, 96.5% of the homes we sold were affordable entry-level homes and 3.5% of the homes we sold were middle-income homes.  During 2004, 91% of the homes we sold were affordable entry-level homes and 9% of the homes we sold were middle-income homes.  No middle-income homes were sold in 2002.

Total Homes Sold

	Year Ended December 31,
	2004		2003		2002
State	AEL	Middle-income	AEL	Middle-income	AEL
Baja California	220	289	—	—	—
Baja California Sur	1,180	—	584	84	865
Chiapas	1,317	18	391	6	174
Chihuahua	1,171	—	980	—	824
Guanajuato	783	—	356	—	308
Estado de México	30	262	—	115	—
Guerrero	867	—	—	—	—
Hidalgo	—	31	—	—	—
Jalisco	5,264	501	6,341	121	1,406
Michoacan	686	—	388	—	313
Nayarit	—	—	444	—	204
Nuevo Leon	1,691	—	—	—	—
Oaxaca	246	—	—	—	—
Sinaloa	2,092	464	1,412	108	2,017
Sonora	751	247	603	29	477
Tamaulipas	2,471	—	1,434	—	589
Veracruz	5	—	—	—	—
Yucatan	—	—	—	—	29
Total	19,141	1,912	12,933	463	7,206

The Mexican Housing Market

We have obtained the following information from public sources, including publications and materials from the Mexican Ministry of Social Development, or SEDESOL (Secretaria de Desarrollo Social), the Mexican Population Council, or CONAPO (Consejo Nacional de Población), INEGI, INFONAVIT, SHF, the Mexican Home Building and Development Industry Chamber of Commerce, or CANADEVI (Camara Nacional de la Industria del Desarrollo y Promocion de Vivienda), and the Mexican Housing Development Commission, or CONAFOVI (Comisión Nacional de Fomento a la Vivienda).  We have not independently verified any of the information provided in this section.

General

The housing market in Mexico is influenced by several social, economic, industry, and political factors, including demographics, housing supply, market segmentation, government policy, and available financing.

Demographics

National demographic trends drive demand for housing in Mexico.  These trends include:

•                  sustained growth of a relatively young population;

•                  a high rate of new household formation;

•                  a high urban area growth rate; and

•                  a decrease in number of occupants per home.

According to INEGI, Mexico had a population of approximately 97.5 million in 2000, or approximately 22.3 million households.  CONAPO estimates that there will be 27.5 million households by the end of 2004.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s.  The children born during this boom are contributing to the current increased demand for housing.  The target consumer group for our homes is typically between 25 and 49 years old.  In 2000, the 25-49 year old age group represented approximately 31 million people or 32% of Mexico’s total population.  CONAPO estimates that by 2020, this age group will represent 46 million or 38% of Mexico’s total population.  The growth of this group will contribute to increased housing demand in Mexico.

Mexican Population Age Distribution 1950 - 2020

Housing Supply

In 2001, CONAFOVI housing statistics indicated there was a shortage of 4.3 million homes in Mexico.  This figure included the need for:

•                  1.8 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•                  2.5 million substandard homes in need of extensive repair and possible replacement.  In addition, there is expected to be approximately 27.5 million households in Mexico by the end of 2004 and 32.9 million households by 2010.

These estimates suggest that Mexico will have to increase its housing stock by 5.3 million units between 2004 and 2010.  CONAFOVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 766,000 units per year into the near future.  To address the immediate shortage of 4.3 million homes as well as the anticipated new demand, the Mexican government has committed to financing and/or building at least 750,000 units a year until at least 2006.

Market Sectors

In general, Mexico’s developer-built (as opposed to self-built) housing market is divided into three sectors according to cost: affordable entry-level, middle-income, and residential.  The developer-built housing market includes homes built by contractors and developers, which are generally financed by mortgage providers.  These homes are built with official permits, have municipal services, and are located on land that is registered and titled by the buyer.  Developers must obtain proper zoning permits, install infrastructure, obtain any necessary financing commitments from lenders, and clear title to the land.

We categorize Mexico’s developer-built housing market as follows:

Housing Market Sectors

Sector	Cost	Size	Characteristics
Affordable entry-level	between Ps. 165,000 and Ps. 400,000 (U.S.$14,800-U.S.$35,800)	45m2-76m2 (452 ft2 - 818 ft2)	kitchen; living-dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	between Ps. 400,000 and Ps. 1,300,000 (U.S.$35,800 - U.S.$115,700)	76m2-172m2 (818 ft2 – 1,851 ft2)	kitchen; family room; living-dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	More than Ps. 1,300,000 (U.S.$115,700)	more than 172 m2 (1,851 ft2)	kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Government Policy and Available Financing

The size of the developer-built market depends on the availability of mortgage financing.  Due to liquidity crises occurring in the last twenty years, Mexico has experienced fluctuations in the availability of mortgage financing, particularly from private-sector sources.  As a result, the supply of affordable entry-level and middle-income housing has also remained low during this period.

During the 1980s, Mexican government policy focused on encouraging investment by the private sector, reducing development costs, and stimulating construction.  Government-sponsored funds provided mortgage loan guarantees and direct payment and savings procedures.  In 1994, Mexico experienced an economic crisis that led to the devaluation of the Mexican peso and a steep rise in interest rates.  Smaller housing development companies went out of business, and the industry experienced a sharp fall in home sales between 1995 and 1996 due to diminished commercial bank lending.

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via government-sponsored funds in the affordable entry-level sector.  Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs.  Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development.  During this period, the government authorized sofoles that underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets.  Furthermore, the government encouraged industry growth and private-sector lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions.  During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions.  The level of available financing has continued to grow as a result of Mexican government policies implemented following the crisis and the current Mexican presidential administration’s goal to provide 750,000 new mortgages per year by 2006 pursuant to its national housing plan.  The administration set forth four objectives to achieve this growth:

•                  make more adequate land available, including infrastructure such as sewage and utilities;

•                  increase deregulation of the home building industry;

•                  encourage consolidation within the industry; and

•                  increase financing opportunities available to qualified home buyers.

In conjunction with these efforts, the Mexican legislature amended existing tax regulations in order to allow individuals to deduct a portion of their mortgage loan interest payments from their personal income taxes beginning in 2003, which the administration expects will lead to increased mortgage financing activity.

In the last four years, the developer-built market has continued to expand due to higher levels of available mortgage financing, especially through government-sponsored funds such as INFONAVIT, SHF, and FOVISSSTE.  Between 1998 and 2000, the housing stock in Mexico increased by 2.4 million homes, 37% of which (900,000 homes) were built by developers, with the remainder being self-built.  Between 2001 and 2003, CONAPO estimates that the housing stock increased by another 2.5 million homes, 46% of which (1.1 million homes) were built by developers, with the remainder being self-built.

Sources of Mortgage Financing

Four principal sources provide mortgage financing for Mexico’s housing market:

•                  Mortgage providers financed by mandatory employer or member contributions to public funds, including:

•                  INFONAVIT, serving private-sector employees,

•                  FOVISSSTE, serving public-sector employees, and

•                  the Mexican Armed Forces Social Security Institute, or ISSFAM (Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas), serving military personnel;

•                  SHF, which provides financing to credit-qualified homebuyers through financial intermediaries such as commercial banks or sofoles through funds from the World Bank, the Mexican government, and its own portfolio;

•                  Commercial banks and sofoles using their own funds; and

•                  Direct subsidies from public housing agencies and state housing trusts, including the Mexican Fund for the People’s Homes, or FONHAPO (Fondo Nacional de Habitaciones Populares).

According to CONAFOVI, these mortgage providers originated 536,404 home mortgages in 2004, as follows:

INFONAVIT

INFONAVIT was established by the Mexican government, labor unions, and private-sector employees in 1972 as a mutual fund for the benefit of private-sector employees.  INFONAVIT functions as a savings and loan that provides financing primarily for affordable entry-level housing to credit-qualified home buyers.  INFONAVIT makes loans for home construction, acquisition, or improvement to workers whose individual monthly earnings are generally less than five times the minimum monthly wage.  It is funded through payroll contributions by private-sector employers on behalf of their employees equal to 5% of their employees’ gross wages.

Home buyers qualify for INFONAVIT loans according to a point system whereby points are awarded based on income, age, amount of monthly contributions, and number of dependents, among others.  INFONAVIT is phasing in a requirement that mortgage loan applicants make a down payment of between 5% to 10% of a home’s total value, depending on price.  The total loan amount may equal 100% of the cost of a home up to a maximum of between 300 and 350 times the borrower’s monthly minimum wages, depending on geographical region.  Repayment is calculated based on the borrower’s wages, for a term of up to thirty years, and is made by direct wage deductions by employers.  INFONAVIT generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income.  INFONAVIT allows for a one-year grace period with no interest or principal payments in the event of job loss and seeks direct repayment from the borrower after this period.

INFONAVIT has a program called a program called Apoyo INFONAVIT that is directed at assisting higher income borrowers obtain mortgage financing.  Apoyo INFONAVIT customers can use the amounts contributed via payroll deductions to their INFONAVIT accounts as collateral for mortgage loans held by private-sector lenders.  In addition, these clients can apply their monthly INFONAVIT contributions toward the monthly mortgage payments owed to private-sector lenders.

INFONAVIT recently inaugurated a new program called COFINANCIAMIENTO, or COFINAVIT, which is meant to assist high-income borrowers in a manner similar to the Apoyo INFONAVIT program.  This new program enables COFINAVIT customers to obtain a mortgage loan granted by INFONAVIT in conjunction with a commercial bank or a sofol.  In addition, the customers can use their individual contributions in their INFONAVIT accounts as part of the financing or as collateral for the mortgage loan.

In addition, during late 2004 and early 2005, INFONAVIT initiated a new mortgage financing system, enabling INFONAVIT to expedite the issuance of mortgages in response to public demand by reducing documentation necessary for initial processing, permitting INFONAVIT to achieve its year-end goals.  In addition, this new system enhances transparency and quality of service in connection with mortgage services.  Mortgage financing is expected to increase 25% to approximately 375,000 mortgages granted in 2005 from approximately 305,000 mortgages granted in 2004 partially as a results of the implementation of the new mortgage financing system.

INFONAVIT has made a commitment to provide 375,000 new mortgages in 2005 and 435,000 new mortgages in 2006.  In addition, this agency has agreed to guarantee mortgage loans granted to employees by commercial banks and sofoles in the case of job loss.  INFONAVIT expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private sector, and implementing a voluntary savings program.  INFONAVIT has also recently begun securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

INFONAVIT provided approximately 56.6% of all mortgage financing in Mexico during the year ended December 31, 2004.

FOVISSTE

The Mexican government established FOVISSSTE in 1972 as a pension fund on behalf of public-sector employees to provide financing for affordable housing.  FOVISSSTE obtains funds from Mexican government contributions equal to 5% of public-sector employee wages.  The Mexican government administers FOVISSSTE similarly to INFONAVIT and permits FOVISSSTE to co-finance mortgage loans with private-sector lenders in order to maximize available funds.

FOVISSSTE mortgage financing is typically available for housing ranging from the affordable entry-level sector through the lower end of the middle-income sector.  Eligible applicants can obtain FOVISSSTE mortgage loans to purchase new or used homes, remodel or repair existing homes, finance construction of self-built homes, and make down payments on homes not financed through FOVISSSTE.  FOVISSSTE loans are granted based on seniority within the public sector and allocated on a first-come first-served basis that also takes into account wages, number of dependents, and geographic location.  Once the program establishes a number of approved applicants, it allocates mortgage loans by state based on historical demand.

FOVISSSTE generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately U.S.$40,000.  Repayment is calculated based on the borrower’s wages, for a term of up to thirty years, and is made by direct wage deductions.

FOVISSTE has publicly announced that it is seeking to increase the total number of mortgage loans it grants to 50,000 in 2005 and 62,000 in 2006.

FOVISSSTE provided approximately 11.3% of all mortgage financing in Mexico during the year ended December 31, 2004.

SHF

SHF was created in 2002 as a public-sector development bank.  SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and sofoles.  In turn, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks and sofoles (which in turn make direct bridge loans to developers).  As of September 1, 2004, however, SHF provided funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately U.S.$53,000).  In lieu of funding bridge loans for homes with a higher purchase price (up to UDI 500,000 (approximately U.S.$160,000)), SHF will provide guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes.  Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (U.S.$160,000).  Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately U.S.$50,000) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual mortgage loans.

In terms of total homes financed, SHF (through commercial banks and sofoles) provided approximately 19% of all mortgage financing in Mexico during the year ended December 31, 2004.

Commercial Banks and Sofoles

Commercial banks generally target the middle-income and residential markets while sofoles generally target the affordable entry-level housing market and a portion of the middle-income housing market using SHF financing, and the balance of the middle-income housing market as well as the residential housing market using other sources of funding.  Sofoles provide mortgage loans to borrowers using funds from securities offerings on the Mexican stock market, loans from Mexican and foreign lenders, their own portfolios, and public agencies such as SHF.  They are not allowed to accept deposits from the public.

Although commercial banks and sofoles provide mortgage financing directly to home buyers, the financing is commonly coordinated through the home builder.  In order to obtain funding for construction, a home builder must submit proposals, including evidence of title to the land to be developed, architectural plans, necessary licenses and permits, and market studies demonstrating demand for the proposed housing.  On approval, lenders provide construction financing and disburse funds as each stage of the housing development advances.

Commercial bank and sofol mortgage loans are typically available for housing ranging from the upper tier of the affordable sector through the residential sector.  Home buyers qualifying for these private-sector mortgages are generally assumed to be those purchasing homes with a value in excess of U.S.$35,000.  Private-sector lenders require down payments of approximately 20% of a home’s total value and make loans at fixed or variable annual interest rates based on consumer indices and inflation.  Commercial bank and sofol mortgage loans generally mature in ten to thirty years, and payments are sometimes adjusted for increases in the monthly minimum wage and rates of inflation.

Commercial banks and sofoles (not including SHF financing) provided approximately 6.7% of all mortgage financing in Mexico during the year ended December 31, 2004.

Other Public Housing Agencies

Other public housing agencies such as FONHAPO and the Mexican Trust for Housing, Social, and Urban Development, or FIVIDESU (Fideicomiso de Vivienda, Desarrollo Social y Urbano), operate at the federal and local levels and target mainly non-salaried workers earning less than 25 times the minimum annual wage, often through direct subsidies.  These agencies lend directly to organizations such as state and municipal housing authorities, housing cooperatives, and credit unions representing low-income beneficiaries, as well as to individual borrowers.  Financing is made available to both the self-built and developer-built markets.  The total amount of available funds depends on the Mexican government budget.

Other public housing agencies provided approximately 6.4% of all mortgage financing in Mexico during the year ended December 31, 2004.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including Corporación GEO, S.A. de C.V., Consorcio ARA, S.A. de C.V., URBI Desarrollos Urbanos, S.A. de C.V., and Grupo SADASI.  We estimate that approximately 1,200 different companies operate approximately 3,000 new home developments in Mexico at any one time.  The following table sets forth approximate operating information on the largest home builders in Mexico with which we compete based on public information and our estimates.

Competitor	2004 Home Sales	2004 Sales		Location in Mexico	Sector
(thousands of U.S. dollars)
GEO	33,228	U.S.$	704,285	National	AEL
URBI	21,793	589,528		North and border	AEL, M, R
ARA	17,104	518,038		National	AEL, M, R
SADASI*	10,000	—		Center-Southeast	AEL
SARE	7,783	242,128		Mexico City region	AEL, M, R
Pulte*	7,332	—		North and Center	AEL, M
Beta**	11,055	220,329		Mexico City region and Northwest	AEL, M, R
Metta*	5,000	—		Mexico City region and Northwest	AEL, M, R
Ruba	6,000	151,405		North	AEL
Hogar	3,271	87,332		West-Northwest	AEL

*       SADASI, Pulte and Metta are privately held companies and their 2004 sales information is not public.

**     We have entered into an agreement to acquire 100% of the capital stock of Beta.  We expect the acquisition to be completed within the third quarter of 2005.  See “—History and Development—Recent Developments”.

We believe that we are well positioned to capture future growth opportunities in the affordable entry-level and middle-income housing sectors because of our principal business strengths and strategies, as described above.

Seasonality

The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE.  The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year.  Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter.  We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified home buyer in a particular development.  Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters.  We budget the majority of our land purchases for the second half of the year to coincide with peak cash flows.  As a result, our total land reserves fluctuate between our targeted 18 to 24 months of future home deliveries depending upon the time of year.  We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future.  Mortgage commitments from commercial banks and sofoles for middle-income housing are generally not subject to significant seasonality.  We expect that as the percentage of our sales from middle-income housing increases, the overall seasonality of our results of operations should diminish.

We acquire land and plan the development of the homes we build through PICSA.  DECANO builds the developments that PICSA plans and promotes.  We also receive executive and administrative services from Administradora PICSA, S.A. de C.V. and Altos Mandos de Negocios, S.A. de C.V. Homex Atizapán, S.A. de C.V., which we operate and control as a joint venture with strategic partners in the region, owns one of our middle-income developments in the Mexico City area. AeroHomex, S.A. de C.V. provides transportation services to us.  Through AAA Homex Trust, a Mexican trust, we assist in arranging lines of credit for many of our suppliers.  See “Item 4.  Information on the Company—Business Overview—Marketing — Materials and Suppliers.”

Marketing

We develop customer awareness through our marketing and promotion efforts and referrals from satisfied customers.  Through surveys we conduct through our marketing department and with sales agents, we gather demographic and market information to help us gauge the feasibility of new developments.  We use these surveys to target groups of customers who share common characteristics or have common needs and offer packages of services, including housing models and financing sources, tailored to these groups.

We conduct advertising and promotional campaigns principally through print media, including billboards, fliers, and brochures designed specifically for the target market, as well as local radio and television. Moreover, we complement these campaigns with additional advertising efforts, including booths at shopping centers and other high traffic areas, to promote open houses and other events.  In some locations, we work with local employers and other groups to offer our homes to their employees or members and rely on positive word-of-mouth from satisfied customers for a large percentage of our sales.  We also employ specially-trained salespeople to market our middle-income housing developments.

Sales

In general, we make sales either at sales offices or model homes.  Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand.  As of December 31, 2004, we operated 28 sales offices, one in each of the cities where we have established a housing development.  Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers.  We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products.  We provide the same information through trained corporate sales representatives at model homes.  We recently changed our method of compensating our sales agents to an exclusively performance-based commission method, typically 1.4% of the total home price.

We provide our customers with assistance through our sales departments from the moment they contact us, during the process of obtaining financing, and through the steps of establishing title on their new home.  We have specialized sales areas in each of our offices that advise customers on financing options, collecting necessary documentation, and applying for a loan.  We also help to design down payment plans tailored to each customer’s economic situation.  Once houses are sold and delivered, our specialized teams are available to respond to technical questions or problems during the twelve-month warranty period following the delivery.

Customer Financing

We assist qualified homebuyers in obtaining mortgage financing by participating in all the stages of applying for and securing mortgage loans from government-sponsored mortgage lenders, commercial banks, and sofoles.

For sales of affordable entry-level homes, the process of obtaining customer financing generally occurs as follows:

•                  a potential home buyer enters into a purchase agreement and furnishes the necessary documentation to us;

•                  we review the documentation to determine whether all the requirements of the relevant mortgage provider have been met;

•                  we create an electronic credit file for each home buyer and submit it to the relevant mortgage provider for approval;

•                  we supervise and administer each client file via our database through all the phases of its processing and arrange for signing the required documentation once approval has been obtained;

•                  the home buyer makes any required down payment;

•                  once the home has been completed, the buyer signs the deed of transfer of title and the mortgage agreement; and

•                  we deliver the home to the buyer and register the title.

For sales of middle-income housing, the process of obtaining customer financing occurs as above, except that we collect a down payment of between 10% to 25% of a home’s total sales price immediately following the execution of the purchase agreement, and the buyer signs the deed of transfer of title and the mortgage agreement when the home is 90% complete.

In all cases, the procedures and requirements for obtaining mortgage financing are determined by the mortgage provider.  We grant no direct financing to home buyers for the purchase of our homes.

In general, the purchase agreement we enter into with a potential buyer binds the buyer to purchase the relevant home at the time that the home is completed.  We collect an origination fee at the time that a buyer enters into a purchase agreement, which is returned (less a processing fee) if the sale does not close as a result of a buyer’s breach or if a lender declines a mortgage financing application.  We have not experienced and do not expect to experience losses resulting from breaches of buyer purchase agreements because we generally have been able to locate other buyers immediately in these cases.

The purchase price of the homes we sell is denominated in pesos and is either fixed in the purchase agreement or is subject to an upward adjustment for the effects of inflation.  In cases where the price of a home is subject to adjustment and increases due to inflation, any difference is payable by the buyer.

Design

We internally develop all the construction designs that we use.  Our architects and engineers are trained to design structures to maximize efficiency and minimize production costs.  Our standardized modular designs, which focus on quality and size of construction, allow us to build our homes quickly and efficiently.  By allowing our clients to upgrade finishing details on a custom basis after homes are delivered, we experience savings that allow us to build larger homes than our competitors.

We use advanced computer-assisted design systems and combine market research data in order to plan potential developments.  We believe that our comprehensive design and planning systems, which are intended to reduce costs, maintain competitive prices, and increase sales, constitute a significant competitive advantage in the affordable entry-level housing market.  In order to further enhance the residential nature of our communities, we often design our developments as gated communities, install infrastructure for security surveillance, and arrange street layouts to foster road safety.  We continue to invest in the development of design and planning construction systems to further reduce costs and continue to meet client needs.

Construction

We manage the construction of each development directly, coordinate the activities of our laborers and suppliers, oversee quality and cost controls, and assure compliance with zoning and building codes.  We have developed efficient, durable, and low-cost construction techniques, based on standardized tasks, which we are able to replicate at all of our developments.  We pay each laborer according to the number of tasks completed.  We generally subcontract preliminary site work and infrastructure development such as roads, sewage, and utilities.  Currently, we also subcontract the construction of a limited number of multi-unit middle-income apartment buildings in the Mexico City area.

Our designs are based on modular forms with defined parameters at each stage of construction, which are closely controlled by our central information technology systems.  Our methods result in low construction costs and high quality products.  We use substantially similar materials to build our middle-income homes, with higher quality components for certain finishing details and fixtures.

Materials and Suppliers

We maintain strict control over our building materials through use of a sophisticated electronic barcode identification system that tracks deliveries and monitors all uses of supplies.  In general, we reduce costs by negotiating supply arrangements at the corporate level for the basic materials used in the construction of our homes, including concrete, concrete block, steel, bricks, windows, doors, roof tiles, and plumbing fixtures.  We take advantage of economies of scale in contracting for materials and services in every situation and seek to establish excellent working relationships with our suppliers.  In order to better manage our working capital, we also arrange lines of credit for many of our suppliers through a factoring program sponsored by Nacional Financiera, S.N.C., or NAFIN, a Mexican government-owned development bank, as well as certain additional financial institutions.  We guarantee a portion of the financing provided to some of our suppliers for materials we buy from them during construction and repay these lenders directly with funds received when homes are delivered, which allows us to ensure suppliers are paid on time while minimizing our need to secure construction financing.

Substantially all of the materials that we use are manufactured in Mexico and are delivered to our sites from suppliers’ local facilities on a time-efficient basis devised to keep low levels of inventory on hand.  Our principal materials and supplies are readily available from multiple sources and we have not experienced any shortages or supply interruptions.

Labor

As of December 31, 2004, we had approximately 7,911 employees, of which 2,247 were administrative and managerial personnel.  We hire local labor forces for specific housing developments in each region that we operate in addition to experienced in-house personnel for supervisory and highly skilled work.  We have an efficient information technology system that controls payroll costs.  Our systems, using barcoded identification cards, track the number of tasks completed by each employee according to the parameters of our modular construction designs, assign salaries according to tasks and homes completed, and award incentives for each stage of the development based on team performance.  We also streamline governmental and social security costs for our workforce using a strict attendance control system that captures information fed via our system through laborers’ identification cards.

We have implemented programs throughout Homex to assist our employees in obtaining elementary and middle-school equivalency degrees.  We believe that these programs enhance our ability to attract and retain high quality employees.  In 2004 and 2003 we were named as one of the top 50 “Great Places to Work” in Mexico by the Great Place to Work Institute, which is based in the United States.

As of December 31, 2004, 90% of our employees were members of a national labor union of construction workers.  The economic terms of our collective bargaining agreements are negotiated on an annual basis.  All other terms and conditions of these agreements are negotiated every other year.  We believe that we have an excellent working relationship with our workforce.  We have not experienced a labor strike or any significant labor-related delay to date.

Customer Services and Warranties

Our quality control department oversees strict pre-delivery quality control inspections and responds to post-delivery customer needs.  We respond to client requests during the construction phase and coordinate every legal aspect that our clients must fulfill when purchasing our products, including signing deeds, obtaining permits, and securing funding.  We provide a twelve-month warranty following delivery of the home.  Historically, we have spent immaterial amounts in warranty claims. In the past three years, we have spent an aggregate of less than 0.4% of our total revenues in warranty claims.

Community Services

We seek to foster brand loyalty after construction is complete by strengthening community relations in the developments we build.  As part of agreements with potential clients and governmental authorities, we donate land and build community infrastructures such as schools, day-care centers, churches, and green areas, often amounting to 10% to 15% of the total land area of the developments we construct.  For a period of eighteen months, we also provide for community development specialists to assist in promoting community relations in certain developments by organizing neighborhood events such as competitions for beautiful homes and gardens.

Regulation

General

Our operations are subject to Mexican federal, state, and local regulation as any other corporation doing business in Mexico.  Some of the most relevant statutes, regulations, and agencies that govern our operations include the following:

•                  The Mexican General Community Act (Ley General de Asentamientos Humanos) regulates urban development, planning, and zoning and delegates to the Mexico City and state governments the authority to promulgate urban development laws and regulations within their jurisdiction, including the Urban Development Act (Ley de Desarrollo Urbano) of each state where we operate, which regulates state urban development.

•                  The Mexican Federal Housing Act (Ley Federal de Vivienda) coordinates the activities of states, municipalities, and the private sector within the context of the housing industry.  As in effect, the Federal Housing Act seeks to encourage and promote the construction of affordable entry-level housing.

•                  Local Building Regulations (Reglamentos de Construccion) and urban development plans promulgated by the states, Mexico City, and local municipalities control building construction, establish the required licenses and permits, and define local zoning and land-use requirements.

•                  The Mexican INFONAVIT Act (Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores) requires that construction financing provided by INFONAVIT be granted only to registered developers that participate in public INFONAVIT bidding processes.

•                  The Federal Mortgage Society Organizational Act (Ley Organica de Sociedad Hipotecaria Federal) encourages the development of the primary and secondary home mortgage markets by authorizing SHF to grant home mortgage loans pursuant to the Federal Mortgage Society General Financing Conditions (Condiciones Generales de Financiamiento de Sociedad Hipotecaria Federal), which regulate the general terms and conditions on which these loans may be granted.

•                  The Mexican Federal Consumer Protection Act (Ley Federal de Proteccion al Consumidor) promotes and protects consumer rights and seeks to establish equality and legal certainty in relationships between consumers and commercial suppliers.

Environmental

Our operations are subject to the Mexican General Environmental Protection Act (Ley General del Equilibrio Ecologico y la Proteccion al Ambiente), the Mexican General Waste Prevention and Management Act (Ley General para la Prevencion y Gestion Integral de los Residuos), and the related regulations.  The Mexican Ministry of the Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales) and the Mexican Federal Environmental Protection Agency (Procuraduria Federal de Proteccion al Ambiente) are the governing authorities responsible for enforcing environmental regulations in Mexico, including environmental impact studies, which are required for obtaining land-use permits, investigations, and audits, as well as to provide guidelines and procedures regarding the generation, handling, disposal, and treatment of hazardous and non-hazardous waste.

We are committed to conducting our business operations in a manner that minimizes environmental impact.  Our business processes include procedures that are intended to ensure compliance with the Mexican General Environmental Protection Act, the Mexican General Waste Prevention and Management Act, and the related regulations.  In accordance with these laws, we build our homes with metal instead of wooden beams and treat waste water for use in irrigating common areas in our developments.  We plant trees on the land of homes we sell and provide plantings on land that we donate to our communities.  Our internal teams conduct environmental studies for each project and produce environmental reports that are intended to identify environmental issues and assist in project planning in order to minimize adverse environmental effects, such as limiting the felling of trees during the process of urbanizing rural land for use in our developments.  Our costs include the cost of complying with applicable environmental regulations.  To date, the cost of complying and monitoring compliance with environmental regulations applicable to us has been immaterial.

Corporate

See “Item 10.  Additional Information—Bylaws.”

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2004.

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Products/ Services

Proyectos Inmobiliarios de Culiacán, S.A. de C.V.	Mexico	100.00%	Construction and development of houses

Desarrolladora de Casas del Noroeste, S.A. de C.V.	Mexico	95.80%	Construction and development of housing complexes

Administradora Picsa, S.A. de C.V.	Mexico	100.00%	Rendering of administrative services to and professional services for affiliated companies

Altos Mandos de Negocios, S.A. de C.V.	Mexico	100.00%	Rendering of administrative services to affiliated companies

Homex Atizapán, S.A. de C.V.	Mexico	67.00%	Construction and development of houses

AeroHomex S.A. de C.V.	Mexico	100.00%	Rendering of transportation services to Homex

AAA Homex Trust, Nacional Financiera, S.N.C., as trustee	Mexico	100.00%	Rendering of financial services

ITEM 5.  Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our consolidated financial statements and their accompanying notes included elsewhere herein.  The consolidated financial statements have been prepared in accordance with Mexican GAAP and, unless otherwise specified, along with the other financial information included in this Annual Report, are restated in constant pesos as of December 31, 2004.  Mexican GAAP differs in certain respects from U.S. GAAP as described in Notes 22 and 23 to our consolidated financial statements.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which requires that we make certain estimates and use certain assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes.  Although these estimates are based on our best knowledge of current events, actual results may differ.  Our critical accounting estimates are as listed below.

Revenue and Cost Recognition

We use the percentage-of-completion method of accounting to account for revenues and costs, measuring progress towards completion in terms of actual costs incurred versus budgeted expenditures for each stage of a development.  Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds.  We receive cash proceeds from the sale of a home at closing when the home is delivered to the buyer.  We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers.  See Note 3 to the consolidated financial statements.

The percentage-of-completion method of accounting requires us to determine on a monthly basis the percentage of completion of each stage of a development based on actual expenditures incurred to date versus budgeted expenditures.  To the extent that the estimated costs of a development stage differ from the actual costs incurred, our recognized revenues could change.  In addition, to the extent that estimated revenues derived from home sales per development stage differ from revenues derived from home deliveries per development stage, our recognized revenues could change.

We apply the percentage-of-completion method of accounting to recognize revenues from our housing developments subject to the following conditions:

•                  we establish that the home buyer will obtain the required financing from the mortgage lender;

•                  the home buyer has submitted all required documents in order to obtain financing from the mortgage lender;

•                  the home buyer has signed a purchase agreement; and

•                  the home buyer has made a down payment, where down payments are required.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities.  We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.  If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against deferred tax assets resulting in additional income tax expense.  See Notes 3 and 18 to our consolidated financial statements.

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, restated in constant pesos as of December 31, 2004 and also expressed as a percentage of our total revenues.

	2004	2003	2002
	(thousands of constant pesos)
Mexican GAAP:
Revenues	Ps. 5,312,769	Ps. 2,911,022	Ps. 1,357,634
Costs	3,699,266	2,082,202	951,437
Gross profit	1,613,503	828,820	406,197
Selling and administrative expenses	433,340	266,682	167,543
Income from operations	1,180,163	562,138	238,654
Other income (expense)	43,027	77,838	(1,766)
Net comprehensive financing cost(1)	159,584	127,547	149,288
Income tax expense	339,536	183,314	53,613
Employee statutory profit sharing expense	8,520	276	1,563
Net income	Ps. 715,550	Ps. 328,839	Ps. 32,424
	(as a percentage of sales)
Mexican GAAP:
Revenues	100%	100%	100%
Costs	69.6%	71.5%	70.1%
Gross profit	30.4%	28.5%	29.9%
Selling and administrative expenses	8.2%	9.2%	12.3%
Income from operations	22.2%	19.3%	17.6%
Other income (expense)	0.8%	2.7%	(0.1)%
Net comprehensive financing cost	3.0%	4.4%	11.0%
Income tax expense and employee statutory profit-sharing expense	6.6%	6.3%	4.1%
Net income	13.5%	11.3%	2.4%

(1)               Represents interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Revenues.  Total revenues increased by 83% to Ps. 5,312.7 million in 2004 from Ps. 2,911.0 million in 2003 primarily due to a 57.2% increase in the number of homes sold, an increase of 7.2% in the average price of our affordable entry-level homes due to inflationary increases, and additional revenue recognized in connection with sales of middle-income housing, where the revenue per home sold is substantially greater than in the affordable entry-level housing market.  We sold 1,912 middle-income homes in 2004, as compared to 463 middle-income homes sold in 2003.

Gross Profit.  Costs increased by 77.7% to Ps. 3,699.2 million in 2004 from Ps. 2,082.2 million in 2003, almost exclusively as a result of increased volume, as described above.  Gross profit increased by 94.7% to Ps. 1,613.5 million in 2004 from Ps. 828.8 million in 2003.  Our gross profit margin improved to 30.4% in 2004 from 28.5% in 2003.

Selling and Administrative Expenses.  Selling and administrative expenses increased by 62.5% to Ps. 433.3 million in 2004 from Ps. 266.6 million in 2003.  This increase was due principally to increases in aggregate sales commissions resulting from the increase in the number of homes sold and the increase in the number of administrative personnel required to support our expanding operations.  As a percentage of sales, selling and administrative expenses improved from 9.2% in 2003 to 8.2% in 2004.  The decrease in selling and administrative expenses as a percentage of sales is attributable to restrained growth in the number of our fixed-salary personnel in relation to our significantly increased sales.

Net Comprehensive Financing Cost.  Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased by 25.0% from Ps. 127.5 million in 2003 to Ps. 159.6 million in 2004.  Net comprehensive financing cost as a percentage of sales decreased from 4.4% in 2003 to 3.0% in 2004.  Net interest expense decreased by 23.2% from Ps. 111.2 million in 2003 to Ps. 85.4 million in 2004.  This decrease was primarily due to a significantly improved pricing for outstanding credit facilities, a reduction in amounts outstanding under our credit facilities and increased cash received in part from proceeds of the initial public offering.  Interest income increased by 618.2% to Ps. 46.7 million in 2004 from Ps. 6.5 million in 2003 due to higher cash balances throughout the year resulting from higher average working capital balances.  We had a foreign exchange gain of Ps. 7.1 million in 2004 as a result of a peso appreciation of approximately 0.8% against the U.S. dollar during 2004, compared to a foreign exchange gain of Ps. 1.3 million in 2003 as a result of the dollar balance that we held following capital contributions by our principal shareholders and a peso depreciation of approximately 7.0% against the U.S. dollar during the first two months of 2003.  Monetary position loss increased from Ps. 17.6 million in 2003 to Ps. 81.2 million in 2004 as a result of an increase in our net monetary asset position.

Income Tax Expense and Employee Statutory Profit-Sharing Expense.  Income tax expense increased from Ps. 183.5 million in 2003 to Ps. 339.5 million in 2004 due to increased revenues.  However, the effective income tax rate decreased from 36.0% in 2003 to 32.0% in 2004, primarily as a result of the effects of inflation and the effect of the reduction in the statutory income tax rate on deferred income taxes.  Employee statutory profit-sharing expense increased from Ps. 0.2 million in 2003 to Ps. 8.5 million in 2004 as a result of changes in Mexican income tax law.

Net Income.  Net income increased by 117.6% to Ps. 715.5 million in 2004 from Ps. 328.8 million in 2003 as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Revenues.  Total revenues increased by 114.4% to Ps. 2,911.0 million in 2003 from Ps. 1,357.6 million in 2002 primarily due to an 85.9% increase in the number of homes sold, an increase of 7.7% in the average price of our affordable entry-level homes, and additional revenue recognized in connection with sales of middle-income housing, where the revenue per home sold is substantially greater than in the affordable entry-level housing market.  We sold 13,396 homes in 2003, as compared to 7,206 homes sold in 2002.

Gross Profit.  Costs increased by 118.8% to Ps. 2,082.2 million in 2003 from Ps. 951.4 million in 2002, almost exclusively as a result of increased volume, as described above.  Gross profit increased by 104.0% to Ps. 828.8 million in 2003 from Ps. 406.1 million in 2002.  Our gross profit margin was 28.5% in 2003 compared to 29.9% in 2002.  Our gross profit margin decreased slightly in 2003 as a result of Ps. 16.5 million of expenses that we incurred during the year for repairs on houses in Chiapas to repair damages caused by unauthorized home modifications by homeowners.  Our gross profit margin also decreased as a result of expenses related to the completion and closing of operations in two cities.

Selling and Administrative Expenses.  Selling and administrative expenses increased by 59.1% to Ps. 266.6 million in 2003 from Ps. 167.5 million in 2002.  This increase was due principally to the increase in the number of administrative personnel required to support our expanding operations, the opening of new offices in the cities of Tapachula and Tijuana, pre-opening expenses in Estado de México and the cities of Acapulco and Monterrey, and a rise in the aggregate amount of sales commissions due to the growth in the number of homes sold.

As a percentage of sales, selling and administrative expenses decreased from 12.3% in 2002 to 9.2% in 2003.  The decrease in selling and administrative expenses as a percentage of sales is attributable to restrained growth in the number of our fixed-salary personnel in relation to our significantly increased sales.

Net Comprehensive Financing Cost.  Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) decreased by 14.6% from Ps. 149.2 million in 2002 to Ps. 127.5 million in 2003.  Net comprehensive financing cost as a percentage of sales decreased from 11.0% in 2002 to 4.4% in 2003.  Interest expense decreased by 10.7% from Ps. 131.8 million in 2002 to Ps. 117.7 million in 2003.  This decrease was due to a reduction of approximately Ps. 57.9 million in average debt during 2003 resulting from an increase in cash flow due to a greater number of home deliveries beginning during the last quarter of 2002 and continuing during 2003, as well as a reduction in interest rates and lending commissions due to the issuance of commercial paper used to retire more expensive bridge loans.  Average outstanding debt in the amount of Ps. 429.6 million during 2003 was lower than average debt outstanding during 2002 notwithstanding a substantial increase in debt at the end of 2003 incurred to fund additional land purchases.  Interest income increased by 254.7% to Ps. 6.5 million in 2003 from Ps. 1.8 million in 2002 due to higher cash balances throughout the year resulting from higher average working capital balances.  We had a foreign exchange gain of Ps. 1.3 million in 2003, compared to a foreign exchange loss of Ps. 0.09 million in 2002 as a result of the dollar balance that we held following capital contributions by our principal shareholders and a peso depreciation of approximately 7.0% against the U.S. dollar during the first two months of 2003.  Monetary position loss decreased from Ps. 19.1 million in 2002 to Ps. 17.6 million in 2003.

Income Tax Expense and Employee Statutory Profit-Sharing Expense.  Income tax expense increased from Ps. 53.6 million in 2002 to Ps. 183.3 million in 2003 due to increased revenues.  However, the effective income tax rate decreased from 61.2% in 2002 to 36.0% in 2003 as a result of a smaller difference between the book and tax effects of inflation due to lower inflation in 2003.  Substantially all of the income tax expense is derived from the non-cash deferred tax provision resulting from an increase in taxable temporary differences primarily associated with unbilled revenues on developments in progress and the cost of inventories deducted for tax purposes.  See Note 18 to our consolidated financial statements.  Employee statutory profit-sharing expense decreased from Ps. 1.5 million in 2002 to Ps. 0.2 million in 2003 as a result of reduced earnings for employee statutory profit-sharing purposes at the employee services subsidiaries level.

Net Income.  Net income increased by 914.2% to Ps. 328.8 million in 2003 from Ps. 32.4 million in 2002 as a result of the factors described above.

Government Policy and Available Financing

The size of the developer-built market depends on the availability of mortgage financing.  Due to liquidity crises occurring in the last twenty years, Mexico has experienced fluctuations in the availability of mortgage financing, particularly from private-sector sources.  As a result, the supply of affordable entry-level and middle-income housing has also remained low during this period.

During the 1980s, Mexican government policy focused on encouraging investment by the private sector, reducing development costs, and stimulating construction.  Government-sponsored funds provided mortgage loan guarantees and direct payment and savings procedures.  In 1994, Mexico experienced an economic crisis that led to the devaluation of the Mexican peso and a steep rise in interest rates.  Smaller housing development companies went out of business, and the industry experienced a sharp fall in home sales between 1995 and 1996 due to diminished commercial bank lending.

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via government-sponsored funds in the affordable entry-level sector.  Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs.  Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development.  During this period, the government authorized sofoles that underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets.  Furthermore, the government encouraged industry growth and private-sector lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions.  During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions.  The level of available financing has continued to grow as a result of Mexican government policies implemented following the crisis and the current Mexican presidential administration’s goal to provide 750,000 new mortgages per year by 2006 pursuant to its national housing plan.  The administration set forth four objectives to achieve this growth:

•                  make more adequate land available, including infrastructure such as sewage and utilities;

•                  increase deregulation of the home building industry;

•                  encourage consolidation within the industry; and

•                  increase financing opportunities available to qualified home buyers.

In conjunction with these efforts, the Mexican legislature amended existing tax regulations in order to allow individuals to deduct a portion of their mortgage loan interest payments from their personal income taxes beginning in 2003, which the administration expects will lead to increased mortgage financing activity.

In the last four years, the developer-built market has continued to expand due to higher levels of available mortgage financing, especially through government-sponsored funds such as INFONAVIT, SHF and FOVISSSTE.  Between 1998 and 2000, the housing stock in Mexico increased by 2.4 million homes, 37% of which (900,000 homes) were built by developers, with the remainder being self-built.  Between 2001 and 2003, CONAPO estimates that the housing stock increased by another 2.5 million homes, 46% of which (1.1 million homes) were built by developers, with the remainder being self-built.

Changes in the availability of mortgage financing from government agencies could adversely affect us.  See “Item 3.  Key Information—Risk Factors—Risk Factors Related to our Business Generally—Decreases in the amount of mortgage financing provided by agencies controlled by the Mexican government on which we depend, or disbursement delays, could result in a decrease in our sales and revenues.”

LIQUIDITY AND CAPITAL RESOURCES

We have experienced, and expect to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes and for land inventory purchases.

As of December 31, 2004, we had Ps. 511.1 million of cash and cash equivalents and Ps. 557.1 million of outstanding indebtedness for money borrowed (none of which was construction financing provided by sofoles for developments under construction), as compared to Ps. 220.1 million of cash and cash equivalents and Ps. 671.9 million of outstanding indebtedness (of which Ps. 144.2 million were construction financing provided by sofoles for developments under construction) as of December 31, 2003.

As of December 31, 2003, we had Ps.220.1 million of cash and cash equivalents and Ps.671.9 million of outstanding indebtedness for money borrowed (of which Ps. 144.2 million were construction financing provided by sofoles for developments under construction), as compared to Ps. 69.0 million of cash and cash equivalents and Ps. 416.9 million of outstanding indebtedness (of which Ps.283.1  million were construction financing provided by sofoles for developments under construction) as of December 31, 2002.

Although we do not commence construction of any development until the availability of mortgage financing for qualified homebuyers is assured, we do acquire land and perform licensing, permitting, and certain infrastructure development activities prior to receiving confirmation of the availability of mortgage financing.  Historically, we have financed our development and construction activities through internally generated funds, commercial paper programs, and bridge loans.

Our primary sources of liquidity are:

•                  cash flow from operations;

•                  our domestic commercial paper programs;

•                  financing from sellers of land and, to a lesser extent, suppliers of materials;

•                  commercial banks, sofoles, and other financial institutions; and

•                  down payments from home buyers.

The following table sets forth information on our outstanding debt as of December 31, 2004.

	Aggregate Lender Principal Amount	Interest Rate	Maturity
	(in constant pesos)
Debt Outstanding
Lender
GMAC Hipotecaria S.A. de C.V.
Secured loan	40,417	TIIE(1) +2.5%	June 15, 2006
Secured loan	72,472	TIIE(1) +2.5%	April 15, 2006
Secured loan	28,207	TIIE(1) +2.5%	June 25, 2006
Commercial paper(2)	114,900	TIIE(1) +3.25%	June 7, 2005
Commercial paper(2)	250,000	TIIE(1) +2.7%	November 8, 2005

Capital Lease Obligations

Paccar Arrendadora Financiera, S.A. de C.V.
Capital lease obligation	10,664	N/A	July 1, 2006
Arrendadora financiera Navistar S.A. de C.V.
Capital lease obligation	24,447	N/A	July 10, 2006
Capital lease obligation	16,027	N/A	July 10, 2006

(1)               28-day Mexican interbank rate (Tasa de Interés Interbancaria de Equilibrio), 8.80% as of December 31, 2004.

(2)               Certificados bursátiles de corto plazo.

As of December 31, 2004, we had Ps. 364.9 million outstanding under our commercial paper program compared to Ps. 452.5 million as of December 31, 2003.  In 2004, we repaid Ps. 135.1 million of commercial paper from internally generated cash and subsequently re-issued this amount at a lower interest rate.  We use our commercial paper program as a lower-cost alternative to financing from commercial banks and sofoles.

We funded our cash needs for the years ended 2004 and 2003, including land acquisitions, debt service, and working capital requirements, through a combination of cash flow from operations, cash on hand, issuances of commercial paper and a portion of the proceeds from our initial public offering.  Notes payable to financial institutions decreased by Ps. 114.8 million from Ps. 671.9 million at December 31, 2003 to Ps. 557.1 million at December 31, 2004, largely due to a significant reduction in bank debt.  Notes payable to financial institutions increased by Ps. 255.0 million from Ps. 416.9 million at December 31, 2002 to Ps. 671.9 million at December 31, 2003, largely due to additional land purchases.  We expect that cash from operations, our net proceeds from the offering, and, if necessary, additional debt financing (including issuances of commercial paper) will be sufficient to fund our currently foreseeable liquidity requirements.  The cash portion of the acquisition of Beta is expected to be financed principally through bank loans.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments.  In 2004 we spent Ps. 218.3 million on capital expenditures, primarily to purchase construction equipment.  In 2005, we expect to spend approximately Ps. 161 million on capital expenditures primarily to purchase construction equipment to support our growth.

TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report including in “Item 3.  Key Information Risk Factors” and “Item 4.  Information on the Company—Business Overview—The Mexican Housing Market”, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as of December 31, 2004.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on our contractual obligations as of December 31, 2004.

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(Millions of constant pesos)
Short-Term Debt Obligations	Ps.	364,900	Ps.	364,900	Ps.	—	Ps.	—	Ps.	—
Long-Term Debt Obligations	141,096		—		141,096		—		—
Estimated Interest	45,236		13,094		32,142		—		—
Capital (Finance) Lease	51,138		32,142		18,996		—		—
Operating Lease	9,904		9,904		—		—		—
Purchase Obligations	750,505		730,419		20,086		—		—
Other Long-Term Liabilities Reflected on our Balance Sheet under Mexican GAAP	—		—		—		—		—
Total	Ps.	1,362,779	Ps.	1,150,459	Ps.	212,320	Ps.	—	Ps.	—

New Accounting Pronouncements

Mexican GAAP

In May 2004, the Mexican Institute of Public Accountants, or IMCP (Instituto Mexicano de Contadores Públicos) issued Bulletin B-7, “Business Acquisitions”, whose application is mandatory for fiscal years beginning on or after January 1, 2005, although early adoption is encouraged.  Bulletin B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities.  Bulletin B-7 establishes that the purchase method shall be applied in accounting method for business combinations; eliminates the amortization of goodwill, which is currently subject to the impairment rules; establishes rules for the accounting treatment of asset transfers or share exchanges among entities under common control as well as for the acquisition of minority interests based on the provisions of Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments in shares”.  Management beleives that the adoption of Bulletin B-7 as of January 1, 2005 will not have significant effects on our financial position or results of operations.

In April 2004, the IMCP issued Bulletin C-10, “Derivative instruments and hedging activities”, whose application is mandatory for fiscal years beginning on or after January 1, 2005, although early adoption is encouraged.  Bulletin C-10 establishes that any variances in the fair value, both of the derivative and the underlying, for fair value hedges must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders’ equity, while the ineffective portion must affect current earnings.

Bulletin C-10 establishes the conditions that must be met for an instrument to be considered as a derivative financial instrument.  Bulletin C-10 also provides for regulation of hedging activities, including, among others, the formal documentation at the inception of each hedge and a measurement of its effectiveness during its term.  In addition,, Bulletin C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides for specific regulation with respect to valuation, recognition, presentation and disclosure for each category of hedge, Management believes that the adoption of Bulletin C-10 as of January 1, 2005, will not have significant effects on our financial position or results of operations.

In April 2004, the IMCP issued Amendment to Bulletin C-2, “Financial instruments”, whose application is mandatory for fiscal years beginning on or after January 1, 2005, although early adoption is encouraged.  Amendment to Bulleting C-2 establishes that any variance in the fair value of financial instruments classified as available for sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments.  In addition, Amendment to Bulletin C-2 provides for the reclassification of certain financial instruments by category, provided that conditions and rules for their accounting recognition are met, and that impairment rules are applicable to financial instruments available for sale, establishing rules for their recognition. Management believes that the adoption of Amendment to Bulletin C-2 as of January 1, 2005, will not have significant effects on our financial position or results of operations.

In January 2004, the IMCP issued revised Bulletin D-3, “Labor obligations”, which replaces the concept of unforeseen severance payments that are recognized as earning in the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees upon termination of the labor relationship prior to retirement age, for which the valuation and disclosure rules applicable to pension and seniority premium payments must be followed.

Bulletin D-3 is mandatory as of January 1, 2005, but allows for provides that earnings from a transition asset or liability may be immediately recognized or amortized over the average remaining labor life of employees. Management believes that the adoption of this Bulletin D-3 as of January 1, 2005, will not have significant effects on our financial position or results of operations.

U.S. GAAP

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payments, or SFAS No. 123R.  SFAS No. 123R eliminates the optional application of intrinsic value measurement provisions pursuant to Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees.  Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  Such cost will be recognized over the period during which an employee is required to provide services in exchange for the award, or the requisite service period (usually the vesting period).  SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.  SFAS No. 123R is effective for fiscal years beginning on or after January 1, 2006.  We do not believe the future adoption of SFAS No. 123R will have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, which amends APB Opinion No. 29, Accounting for Non-monetary Transactions to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  SFAS No. 153 is effective for non-monetary asset exchanges is occurring in fiscal years beginning on or after January 1, 2006.  We do not anticipate that the adoption of SFAS No. 153 will have a material effect on its financial position, results of operations or cash flows.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, FIN 46.  In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46(R).  FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns, or both.  We have applied FIN 46 and FIN 46(R) as of January 1, 2004 to analyze investments in potential variable interest entities formed after January 31, 2003 and potential variable interests in variable interest entities previously defined as Special Purpose Entities, or SPEs, created before February 1, 2003.  We have also applied FIN 46 and FIN 46(R) to determine whether we hold potential interests in variable interest entities not previously defined as SPEs for the period ending December 31, 2004.  The adoption of FIN 46(R) did not have a material impact on our financial position, results of operations or cash flows.

On January 1, 2004, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with both liability and equity characteristics and requires that certain financial instruments be classified as liabilities that were previously considered equity.   SFAS No. 150 were effective for financial instruments entered into or modified after May 31, 2003.  For pre-existing instruments, we adopted SFAS No. 150 on January 1, 2004.  The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

ITEM 6.  Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

Our board of directors is responsible for managing our business.  Our board of directors, which was re-elected at the annual shareholders’ meeting held on April 29, 2005, currently consists of nine members.  Each director is elected for a term of one year or until a successor has been appointed.  Our board of directors meets quarterly.  Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent.   As required by New York Stock Exchange regulations, a majority of the members of our board of directors are independent.

As of the date of this Annual Report, the members of our board of directors are as follows:

Name	Born	Position	Alternate
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman	Ana Luz de Nicolás Gutiérrez
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer	Juan Carlos Torres Cisneros
José Ignacio de Nicolás Gutiérrez	1964	Director	Julián de Nicolás Gutiérrez
Luis Alberto Harvey McKissack*	1960	Director	Arturo J. Saval Pérez
Gary R. Garrabrant*	1957	Vice Chairman	Thomas J. McDonald
Matthew M. Zell*	1966	Director	Jeffrey D. Klein
Z. Jamie Behar*	1957	Director	Ira Chaplik
Wilfrido Castillo Sánchez-Mejorada*	1941	Director	Samuel Campos Velarde
Edward Lowenthal*	1944	Director	Christopher J. Fiegen

*Independent directors.

Eustaquio Tomás de Nicolás Gutiérrez is chairman of our board of directors.  Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company.  He has served as regional chairman and regional vice chairman of the Mexican Homebuilders’ Association, or PROVIVAC (Asociacion Nacional de Promotores de Vivienda), and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL).  Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutierrez has served as CEO since 1997.  Prior to becoming CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager supervisor.  Currently, Mr. de Nicolás participates in overseeing our main operations, focusing on sales and construction.

Jose Ignacio de Nicolás Gutiérrez is founder and chairman of the board of directors of Hipotecaria Crédito y Casa, S.A. de C.V., a sofol that has become the third largest mortgage bank in Mexico. Mr. de Nicolás also co-founded our company and served as our CEO from 1989 to 1997. Mr. de Nicolás is a regional director of Fianzas Monterrey and a state director of NAFIN.

Luis Alberto Harvey McKissack is co-founder and managing principal of ZN Mexico Capital Management, L.L.C. and managing principal of ZN Mexico Capital Management II, LLC, which both sponsor private equity funds. He is also the managing director of Nexxus Capital, S.C., an investment banking boutique based in Mexico City. Mr. Harvey is a member of the board of directors of Industrias Innopack, S.A. de C.V., Aerobal, S.A. de C.V., Distribuidora Ybarra, S.A. de C.V., Grupo Mantenimiento de Giros Comerciales Internacional, S.A. de C.V. (Grupo Mágico), Crédito Inmobiliario, S.A. de C.V., and Nexxus Capital, S.C.

Gary R. Garrabrant is vice chairman of our board of directors and CEO of Equity International Properties, Ltd. which invests in real estate-related companies outside of the United States.  He has been associated with Equity International since inception in 1999 and oversees all of the company’s activities and investment portfolio.  Mr. Garrabrant is also executive vice president of Equity Group Investments, L.L.C. (EGI), the privately-held investment company founded and led by Samuel Zell.  Mr. Garrabrant joined EGI in 1996.  He is a member of the board of directors of Fondo de Valores Inmobiliarios S.A.C.A., a Latin American real estate company, Equity International and various portfolio companies.  Mr. Garrabrant is also a member of the Real Estate Advisory Board at Cambridge University.

Matthew M. Zell is managing director of EGI.  Previously, he served as president of Prometheus Technologies, Inc., an information technology consulting firm.  Mr. Zell is a member of the board of directors of Anixter Inc., a global distributor of wire, cable and communications connectivity products as well as of GP Strategies, a global performance improvement company providing corporate education strategies, training, engineering, consulting, and technical services to leading organizations in the automotive, steel, power, chemical, energy, pharmaceutical and food & beverage industries, as well as the government sector.  Mr. Zell is the son of Samuel Zell.

Z. Jamie Behar is a portfolio manager with General Motors Investment Management Corporation, or GMIMCo.  She manages GMIMCo clients’ real estate investment portfolios, including both privately-negotiated and publicly-traded security investments, as well as their alternative investment portfolios.  Ms. Behar is a member of the board of directors of Sunstone Hotel Investors, Inc., a publicly listed hotel company operating in the United States, Hospitality Europe BV, a private European hotel company, and FountainGlen Properties, LLC, a private senior housing company.  She also serves on the advisory committees of several domestic and international private real estate investment entities.

Wilfrido Castillo Sánchez-Mejorada is CFO of Qualitas Cía. de Seguros, S.A. de C.V., or Qualitas, a Mexican insurance company. Previously he served as CEO of Castillo Miranda, Contadores Públicos, a public accounting firm, and he has held senior positions in several brokerage firms. Mr. Castillo is a member of the board of directors of Qualitas, Actinver, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Ficsac, Unión de Esfuerzo para el Campo, Fundacion Mexicana de Psicoanálisis, I. A. P., and Industrias Innopack, S.A. de C.V., where he also serves as chairman of the audit committee.

Edward Lowenthal is president of Ackerman Management LLC, an investment management and advisory company with particular focus on real estate and other asset-based investments.  Previously, Mr. Lowenthal founded and was president of Wellsford Real Properties, Inc., or WRP, a publicly-owned real estate merchant banking company.  He also founded and was trustee and president of Wellsford Residential Property Trust, a publicly-owned multi-family real estate investment trust that was merged into Equity Residential Properties Trust. Mr. Lowenthal is a member of the board of directors of several companies, including WRP, Reis, Inc., a real estate market information and analytics provider, and Omega Healthcare Investors, Inc., a healthcare real estate investment trust.  American Campus Communities, a publicly traded Real Estate Investment Trust which focuses solely on student housing in the United States, and Ark Restaurants Corp., a company that engages in the ownership and operation of restaurants, fast food concepts, catering operations, and wholesale and retail bakeries.

Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, and José Ignacio de Nicolás Gutiérrez are brothers.

Secretary

Since 1999, the secretary of the board of directors has been Gerardo Gaxiola Díaz.  He is not a member of the board of directors.

Shareholder Examiner

Our shareholder examiner is William Biese, a partner of Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, with offices at Paseo de la Reforma 505, Colonia Cuauhtémoc, 06500, México, D.F., México.

Pursuant to our bylaws and Mexican law, our shareholders elect our shareholder examiner at an annual general shareholders’ meeting.  The shareholder examiner is primarily responsible for reviewing our affairs and reporting to the shareholders with regard to the adequacy and accuracy of the financial information presented to shareholders by the board of directors.  Shareholder examiners may, among other things:

•                  request a monthly report from the board of directors, including a statement of financial condition and income;

•                  audit our operations, documents, records, and other supporting evidence, and oversee our operations in accordance with their obligations;

•                  call ordinary or extraordinary shareholders’ meetings and place items on the agenda and attend these meetings (although a statutory auditor does not have the right to vote); and

•                  attend meetings of our board of directors and audit committee (although a statutory auditor does not have the right to vote).

Audit Committee

Our audit committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Z. Jamie Behar, and Edward Lowenthal.  Our audit committee was re-elected at the shareholders meeting on April 29, 2004.  Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the audit committee satisfies the financial literacy requirements of the New York Stock Exchange.  Our statutory auditor may attend audit committee meetings, although he does not have the right to vote.  Among other duties and responsibilities, the committee: issues opinions to the board of directors regarding related party transactions; recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers, where it deems appropriate; reviews the critical accounting policies adopted by us and advises the board of directors on changes to such policies; assists the board of directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the board of directors.  The committee is also responsible for the appointment, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attestation services, as well as for the establishment of procedures for the receipt, retention, and treatment of complaints received with respect to accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees with regard to these complaints.

Compensation Committee

Our compensation committee consists of Edward Lowenthal, Luis Alberto Harvey McKissack, and Gary R. Garrabrant.  Among other duties and responsibilities, the committee reviews and approves corporate goals and objectives relevant to CEO compensation; evaluates the CEO’s performance in light of those goals and objectives; determines and approves the CEO’s compensation level based on this evaluation; and makes recommendations to the board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

Executive Committee

Our executive committee consists of Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Luis Alberto Harvey McKissack, and Gary R. Garrabrant.  Among other duties and responsibilities, the committee acts on general planning and financial matters not reserved exclusively for action by the board of directors, including appointing and removing our CEO, members of management, and any of our employees; entering into credit agreements on our behalf; and convening shareholders’ meetings.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Luis Alberto Harvey McKissack, Gary R. Garrabrant, and Edward Lowenthal.  Among other duties and responsibilities, the committee identifies individuals qualified to become board members and makes recommendations to the board of directors and shareholders regarding director nominees; develops and recommends to the board of directors a set of corporate governance principles applicable to us; and oversees the evaluation of the board and management.

Corporate Governance

As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. Pursuant to Rule 303.A11 of the NYSE listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standard.

It is our intention, however, to follow NYSE corporate governance standards to the extent we deem appropriate given the different regulatory framework to which we are subject in Mexico and in the United States and the different business environment in which we operate.  Compliance with these higher standards of governance is not mandatory for us, however, we believe we are in substantial compliance with the majority of these requirements demonstrating our commitment to high standards of governance.

We are a Mexican corporation with shares listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission.

The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and our practices.

NYSE Rules	Mexican Rules

Listed companies must have a majority of independent directors	While not required under Mexican law, a majority of our directors are independent as defined under NYSE standards.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	While not required under Mexican law, we have a nominating/corporate governance committee composed entirely of independent directors.

Listed companies must have a compensation committee composed entirely of independent directors.

Under Mexican law, we are not required to have a compensation committee. However, we have a compensation committee composed entirely of independent directors. Our compensation committee does not issue a compensation report as contemplated by the NYSE standards as we operate in Mexico where this practice is neither required not customary.

Listed companies must have an audit committee with a minimum of three members and must be	Under Mexican law, we are obligated to have an audit committee with independent members within the meaning of Mexican law.

independent.

Nevertheless, we have an audit committee with three independent members within the meaning of the NYSE standards with a charter that complies with applicable Mexican statutes and substantially complies with the NYSE standards applicable to domestic companies where appropriate for us. In other regards, we are subject to applicable Mexican law.

Audit committees are required to prepare an audit committee report as required by the SEC to be include in the listed company’s annual proxy statement.

As a foreign private issuer, we are not required by the SEC to prepare and file proxy statements. In this regard, we are subject to Mexican corporate law requirements. We have chosen to follow Mexican corporate law and practice in this regard.

Non-management directors must meet at executive sessions without management.	Our non-management directors meet at executive sessions. This is not required by either Mexican law or the Mexican Code of Best Corporate Practices.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly discuss any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics.

Senior Management

As of the date of this Annual Report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Cleofas Hinojosa Saenz	1953	Chief Financial Officer
Rubén Izábal González	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Operations
Josemaria Antón Vlasich de la Rosa	1978	Vice President—Sales, Marketing and Regional Offices
Monica Lafaire Cruz	1964	Vice President—Regional Offices

Cleofas Hinojosa Saenz has served as CFO since 2002.  Prior to joining Homex he served at different companies and financial institutions such as Fraccionadora Jalisco, GE Capital Bank, Grupo Financiero GBM Atlántico, Citibank, N.A., and Bank of America NT & S.A. Mr. Hinojosa holds an undergraduate degree in business administration from Instituto Tecnologico Autónomo de México (ITAM), Mexico City.

Alberto Menchaca Valenzuela has served as Vice President—Operations since 2000.  Prior to becoming COO, Mr. Menchaca served as finance manager.  His prior experience includes work at Banco Mexicano, Invermexico, and Banca Confia.  Currently, Mr. Menchaca oversees our main operations, with a focus on home deliveries. Mr. Menchaca earned an undergraduate degree in agricultural engineering from Universidad Autónoma Agraria Antonio Narro, Saltillo, Coahuila.

Rubén Izábal González has served as Vice President—Construction since 1997.  Prior to joining Homex, Mr. Izábal served at different construction companies as Gómez y Gonzales Constructores, Provisur, S.A. de C.V., Promotoria de Vivienda del Pacifico, S.A. de C.V., and Constructor Giza, S.A. de C.V. Currently, Mr. Izabal

oversees our construction operation, with a focus on the home-building process. Mr. Izabal earned an undergraduate degree in Architecture from Instituto Tecnologico y de Estudios Superiores del Occidente (ITESO), Guadalajara, Jalisco.

Josemaria Antón Vlasich de la Rosa has served as Vice President— Sales and Marketing since March 2004. From 2002 to March 2004, he served as Vice President—Regional Offices.  His prior experience includes work at CEMEX, S.A. de C.V., Banco Nacional de México, S.A., American Express, and Universidad Panamericana.  Currently, he coordinates our sales and marketing activities.  He holds a master’s degree in business administration and an undergraduate degree in marketing and management, both from Universidad Panamericana, Mexico City.

Monica Lafaire Cruz has served as Vice President— Regional Offices since February 2005.  Miss Lafaire joined Homex in 2001 and prior to her current position she served as Director of Strategic Planning and diverse managing positions in the Finance division.  Her prior experience includes work as full-time professor at Universidad Panamericana.  Currently, she coordinates the activities of our branch offices and their directors.  Miss Lafaire holds a master’s degree in business administration from Universidad La Salle in Mexico City and an undergraduate degree in economics from Universidad de Monterrey.

COMPENSATION

Compensation of Directors and Senior Management

Each member of the board of directors is paid a fee of US$12,500 for each board meeting that he or she attends, subject to an annual cap of US$50,000 per member of the board of directors.

For 2004, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit committee members was approximately U.S$650,000  (in nominal terms).

We offer a bonus plan to our directors and senior management that is based on individual performance and on the results of our operations.  This variable compensation can range from 30% to 50% of annual base compensation, depending upon the employee’s level.

EMPLOYEES

As of December 31, 2004, we had a total of approximately 7,911 employees, including unionized (5,664) and non-unionized (2,247) full- and part-time employees.  All of these employees were employed in Mexico.  Total employees for 2003 and 2002 were 1,286 and 856, respectively.  Of our total employees as of December 31, 2004, approximately 28% were white-collar and 72% were blue-collar.

SHARE OWNERSHIP

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of April 29, 2005.

Name	Number of Common Shares Owned		Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez	34,348,250		10.9%
Gerardo de Nicolás Gutiérrez	20,608,950		6.6%
Cleofas Hinojosa Saenz		*	*
Rubén Izábal González		*	*
Alberto Menchaca Valenzuela		*	*
Josemaria Antón Vlasich de la Rosa		*	*
José Ignacio de Nicolás Gutiérrez	34,348,250		10.9%
Luis Alberto Harvey McKissack		*	*
Gary R. Garrabrant		*	*
Matthew M. Zell		*	*
Z. Jamie Behar		*	*
Wilfrido Castillo Sánchez-Mejorada		*	*
Edward Lowenthal		*	*
Monica Lafaire Cruz		*	*

*      Beneficially owns less than one percent of the outstanding shares of Homex’s capital stock.

ITEM 7.  Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

As of April 29, 2005, there were 313,856,490 Common Shares issued and outstanding.  As of April 29, 2005, 64,912,278 shares were held in the United States in the form of American Depositary Shares by 6 record holders.  The remaining shares were held in Mexico.  Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.  See “Item 9.  The Offer and Listing” for fuller discussion of our capital stock.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of April 29, 2005.  The company’s major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of April 29, 2005
Identity of Shareholder	Number of Shares	% of Share Capital
de Nicolás family(1)(2)	137,393,001	43.8%
Equity International Properties, Ltd.(3)	68,142,301	21.7%
Total(4)	313,856,490	100.0%

(1)               Held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the de Nicolás family, including Eustaquio de Nicolás Vera, Eustaquio Tomás de Nicolás Gutiérrez, José Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, and Julián de Nicolás Gutiérrez.  Voting and dispositive control over these shares is directed by a Technical Committee comprised of Eustaquio de Nicolás Vera, Eustaquio Tomás de Nicolás Gutiérrez, José Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, and Julián de Nicolás Gutiérrez.

(2)               Includes 8,481,673 Common Shares issued to the members of the de Nicolás family effective May 14, 2004 in connection with our acquisition of Econoblock.

(3)               Held by EIP Investment Holdings LLC BVBA, an indirect subsidiary of Equity International Properties, Ltd.  Voting control over these shares is shared by EIP’s senior management team, headed by Samuel Zell, chairman of EIP, and Gary R. Garrabrant, CEO of EIP and one of our directors.  Equity International Properties, Ltd. is located at Two North Riverside Plaza, Chicago, IL, 60606.

(4)               Includes public shareholders that in aggregate hold 34.5% or our share capital.  No single shareholder in this group of public shareholders holds 5% or more of our capital stock.

RELATED PARTY TRANSACTIONS

We have engaged, and in the future may engage, in transactions with our shareholders and companies affiliated with our shareholders.  We believe that these transactions have been made on terms that are no less favorable to us than those that could be obtained from unrelated third parties.  Recently, we began requiring that transactions with our shareholders and companies affiliated with our shareholders be approved by the board of directors after considering the recommendation of our audit committee and, in some cases, after an independent fairness opinion.

Financing from Related Parties

Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio Tomás de Nicolás Gutiérrez, our chairman, and José Ignacio de Nicolás Gutiérrez, brother of Eustaquio Tomás de Nicolás Gutiérrez and chairman of Hipotecaria Crédito y Casa, S.A. de C.V, or Crédito y Casa, collectively own a 29.4% ownership interest in this sofol, the principal business of which is providing mortgage financing and bridge loan financing.  Eustaquio Tomás de Nicolás Gutiérrez and José Ignacio de Nicolás Gutiérrez are both members of the de Nicolás family, which collectively owns 43.8% of our share capital.  Crédito y Casa has provided bridge loan financing to us and mortgages under SHF-sponsored programs to our clients.  During 2002, 2003 and 2004, Crédito y Casa provided mortgages with respect to certain of the homes sold by us.  We expect to continue to sell homes to buyers who obtain mortgages from Crédito y Casa.

During 2004, the largest aggregate outstanding balances owed to Crédito y Casa were Ps. 61.8 million and UDI 5.1 million.  The were no amounts outstanding as of December 31, 2004.  These loans bore interest at varying rates and matured at various dates through 2005.  During 2004, we made aggregate interest payments of Ps. 2.7 million and UDI 322,122.

During 2003, the largest aggregate outstanding balances owed to Crédito y Casa were Ps. 132.2 million and UDI 55.1 million.  The aggregate amounts outstanding as of December 31, 2003 were Ps. 92.7 million and UDI 7.3 million.  These loans bore interest at varying rates and matured at various dates through 2004.  During 2003, we made aggregate interest payments of Ps. 4.0 million and UDI 3.6 million.

During 2002, the largest aggregate outstanding balances owed to Crédito y Casa were Ps. 60.1 million and UDI 47.3 million.  The aggregate amount outstanding as of December 31, 2002 was Ps. 45.1 million and UDI 45.1 million.  These loans bore interest at varying rates and matured at various dates through 2003.  During 2002, we made aggregate interest payments of Ps. 3.1 million and UDI 3.7 million.

We repaid the amounts outstanding to Crédito y Casa with the proceeds of the offering, but may receive additional financing from Crédito y Casa in the future.

Crédito Inmobiliario, S.A. de C.V.

Equity International Properties, Ltd. acquired a 24.64% interest in this sofol on December 1, 2003.  Also on December 1, 2003, Crédito Inmobiliario, S.A. de C.V., or Crédito Inmobiliario, acquired the entirety of the loan portfolio of Terras Hipotecaria, S.A. de C.V., or Terras Hipotecaria.  Prior to this acquisition, Terras Hipotecaria provided construction financing to us via bridge loans and mortgage financing to our clients via SHF-sponsored programs.

As of December 31, 2004, no amounts were outstanding under these lines of credit.

We repaid the amounts outstanding to Crédito Inmobiliario with the proceeds of the offering, but may receive additional financing from Crédito Inmobiliario in the future.  Crédito Inmobiliario provided mortgages with respect to certain of the homes sold by us and we expect to continue to sell homes to buyers who obtain mortgages from Crédito Inmobiliario.

Financing to Related Parties

In 1997, we formed a joint venture with Dynámica de Desarrollos Sustentables, S.A. de C.V., or Dynámica, a company owned by Diego Valenzuela Cadena and Carlos Federico Valenzuela Cadena, brothers-in-law of Eustaquio Tomás de Nicolás Gutiérrez, our chairman.  The joint venture was created to build housing developments in the cities of Leon and Puerto Vallarta.  We dissolved the joint venture in April 2002.

Some accounts payable to us by Dynámica in consideration for services provided pursuant to the joint venture remain outstanding.  The maximum aggregate amount outstanding in connection with these accounts was Ps. 12.4 million during 2004.  These accounts were paid in full by March 31, 2005.

Econoblock

Prior to June 1, 2004, we purchased cement block, concrete, and asphalt from Econoblock, S.A. de C.V., or Econoblock, in the cities of Culiacán, Mazatlán, Guadalajara, Ciudad Juárez, and Laredo.  Gerardo de Nicolás Gutiérrez, our CEO, Josefina Gutiérrez Pando de de Nicolás, his mother, and José Ignacio de Nicolás, his brother, collectively owned a 100% interest in Econoblock prior to June 1, 2004, when Econoblock merged with and into DECANO.

Prior to June 1, 2004, we purchased materials from Econoblock in an aggregate amount of Ps. 31.0 million in 2004, Ps. 63.0 million in 2003 and Ps. 27.7 million in 2002.  These purchases represented 3.7% of our total purchases of construction materials and services during 2004, and 7.1% during 2003 and 5.7% during 2002.

Effective May 14, 2004, our subsidiary DECANO entered into an agreement with Gerardo de Nicolás Gutiérrez, our CEO, Josefina Gutiérrez Pando de de Nicolás, his mother, and José Ignacio de Nicolás, his brother, to merge Econoblock with DECANO.

Econoblock had revenues of Ps. 40.0 million for the six months ended June 1, 2004, of which approximately three-fourths of which came from sales to us.  As of June 1, 2004, Econoblock had a net loss of Ps. 1 million.  For the six months ended June 1, 2004, Econoblock had net assets of Ps. 50.8 million.  We believe that for the near future, our operations will utilize all of the products that Econoblock can supply.

In consideration for their shares of Econoblock, the former shareholders of Econoblock received Common Shares of DECANO representing 4.1% of DECANO’s outstanding share capital.  We continue to own the remaining 95.9% of the shares of DECANO.  We have an option to purchase the shares of DECANO owned by the former shareholders of Econoblock at book value.  As of December 31, 2004, the book value of these remaining shares was Ps. 6.7 million.  We intend to exercise this purchase right, although we cannot assure you of the timing of this exercise.

Concurrent with the DECANO merger and as additional consideration for their sale of the Econoblock shares to DECANO, certain members of the de Nicolás family were issued 8,481,673 of our Common Shares and made a capital contribution of Ps. 4.3 million in our company.  These Common Shares have a value of approximately U.S.$393,443.

These values were arrived at by negotiations between Homex, Equity International Properties, Ltd., ZN Mexico Trust, on one hand, and the shareholders of Econoblock, on the other hand.

After giving effect to the transactions described above, we will own all of the share capital of Econoblock, and the members of the de Nicolás family will own an additional 8,481,673 of our Common Shares.

Land Purchases from Related Parties

On November 5, 2004, Proyectos Inmobiliarios de Culiacán, S.A. de C.V., our wholly owned subsidiary, purchased from Anixter de México, S.A. de C.V., a wholly owned subsidiary of Anixter Internacional, whose main shareholder is Equity Investment Properties, parent company of Equity International Properties, Ltd., 50,664,759 square meters of land located in Xalapa, Veracuz., for a purchase price of approximately US$438,000.00.

On June 15, 2005, PICSA sold to Corporaciones de Servicios de Construcción y Desarrollo, S. de R.L. de C.V., a wholly owned subsidiary of MRP-EIP Retail Holding GP, which is a subsidiary of Equity Investment Properties, 7,928.88 squared meters of a commercial land located in Santa Fe, Culiacán Sinaloa, for the total amount of US$497,599.

These transactions were duly authorized by our audit committee and our board of directors.

In April 2005, our board of directors approved the purchase by Proyectos Inmobiliarios de Culiacán, S.A. de C.V., or PICSA, our wholly owned subsidiary, of approximately 416,267square meters of unimproved land, located in Zapopan, Jalisco, from Corporate Properties of the Americas, a wholly owned subsidiary of Equity Investment Properties, for a total approximate amount of US$21.7 million.  This sale is expected to close by the end of 2005.

Service Companies

We previously compensated certain of our senior management through payments to certain limited partnerships in which they owned partnership interests.  We paid an aggregate amount of Ps. 34.4 million during 2004, Ps. 31.7 million during 2003 and Ps. 9.6 million during 2002 to these partnerships.  This arrangement was terminated effective March 31, 2004 in respect of compensation to our senior management.

Registration Rights Agreement

In connection with the offering, we and our existing shareholders entered into a registration rights agreement which provides our existing shareholders with registration rights relating to our Common Shares held by them immediately prior to the offering and any Common Shares or ADSs they may acquire after the offering.  Pursuant to the registration rights agreement, at any time beginning 180 days after the effective date of the registration statement relating to the offering, subject to customary exceptions, these shareholders may request that we file a registration statement under the Securities Act covering their Common Shares or ADSs representing the Common Shares.  These shareholders (with the de Nicolás family being treated as one shareholder for this purpose) may each request two demand registrations.  In addition, at any time that we are eligible to use the SEC’s short-form registration statement on Form F-3 (or any successor form), these shareholders may request that we register their Common Shares or ADSs for resale from time to time on a delayed or continuous basis.  These shareholders also have certain “piggyback” registration rights with respect to their Common Shares and ADSs.  Accordingly, if we propose to register any of our securities, either for our own account or for the account of other shareholders, with certain exceptions, we are required to notify these shareholders and to include in such registration all the Common Shares or ADSs requested to be included by these shareholders, subject to rejection of such shares under certain circumstances by an underwriter.

The registration rights agreement sets forth customary registration procedures, including an agreement by us to make available our senior management for roadshow presentations.  All registration expenses incurred in connection with any registration, other than underwriting commissions, will be paid by us.  In addition, we are required to reimburse the selling shareholders for the fees and disbursements of one outside counsel retained in connection with any such registration.  The registration rights agreement also imposes customary indemnification and contribution obligations on us for the benefit of these shareholders and any underwriters, although these shareholders must indemnify us for any liabilities resulting from information provided by them.

The shareholders’ rights under the registration rights agreement remain in effect with respect to the Common Shares and ADSs covered by the agreement until:

•                  those securities have been sold under an effective registration statement under the Securities Act;

•                  those securities have been sold to the public under Rule 144 under the Securities Act; or

•                  those securities have been transferred in a transaction where a subsequent public distribution of those securities would not require registration under the Securities Act.

ITEM 8.  Financial Information.

See “Item 18.  Financial Statements.”  For information on our dividend policy, see “Item 3.  Key Information—Dividends.”  For information on legal proceedings related to us, see “—Legal Proceedings.”

LEGAL PROCEEDINGS

As of the date of this Annual Report, we are involved in certain legal proceedings incidental to the normal operation of our business.  We do not believe that liabilities resulting from these proceedings are likely to have a material adverse effect on our financial condition, cash flows, or results of operation.

ITEM 9.  The Offer And Listing.

Our Common Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since June 29, 2004.  The ADSs, each representing six Common Shares, have been trading on the New York Stock Exchange since June 29, 2004.  On December 31, 2004, there were 313,856,490 outstanding Common Shares, (of which 64,912,278 Common Shares were represented by 10,818,713 ADSs held by 6 record holders in the United States).

Price History

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices for the Common Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Quarterly Price History
2004
3rd Quarter	40.05	30.99	21.18	16.35
4th Quarter	44.51	35.00	24.00	18.00
2005
1st Quarter	66.80	43.30	35.78	22.79
2nd Quarter(3)	47.05	39.15	25.79	21.45
Monthly Price History
December 2004	44.51	36.30	24.00	19.32
January 2005	50.24	43.30	26.95	22.79
February 2005	66.80	49.95	35.78	27.00
March 2005	51.80	44.80	28.29	24.01
April 2005	47.05	40.90	25.79	22.00
May 2005	46.50	39.15	25.30	21.45
June 2005(3)	49.70	43.20	27.56	23.81

(1)   Pesos per share reflect nominal price at trade date.

(2)   Price per ADS in U.S.$; one ADS represents six Common Shares.

(3)   Through June 23, 2005.

On June 23, 2005, the reported last sale price of the Common Shares on the Mexican Stock Exchange was Ps.46.85 per Common Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$26.06 per ADS.

MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation (sociedad anónima de capital variable).  Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically.  The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits.  The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of:

•                  non-disclosure of material events; or

•                  changes in the offer or demand, volume traded, or prevailing share price that are inconsistent with the shares’ historical performance and cannot be explained through publicly available information.

The Mexican Stock Exchange may reinstate trading in suspended shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in offer and demand, volume traded, or prevailing share price.  Under current regulations, the Mexican Stock Exchange may consider the measures adopted by the other stock exchanges in order to suspend and/or resume trading in an issuer’s shares in cases where the relevant securities are simultaneously traded on a stock exchange outside of Mexico.

Settlement on the Mexican Stock Exchange is effected two business days after a share transaction.  Deferred settlement is not permitted without the approval of the CNBV, even where mutually agreed.  Most securities traded on the Mexican Stock Exchange are on deposit with the Mexican Securities Depository, or INDEVAL (S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, S.A. de C.V.), a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Act (Ley del Mercado de Valores) provides for the existence of an over-the-counter market, no such market for securities in Mexico has developed.

Market Regulation and Registration Standards

In 1925, the Mexican Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity.  In 1995, these two entities were merged to form the CNBV.  The Mexican Securities Market Act, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations (sociedades anónimas).  The Mexican Securities Market Act sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), upon the recommendation of the CNBV.  In addition to setting standards for brokerage firms, the Mexican Securities Market Act authorizes the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Act.  The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through a board of governors composed of thirteen members.

As of June 1, 2001, the Mexican Securities Market Act requires issuers to increase the protections offered to minority shareholders and to bring corporate governance practices in line with international standards.  See “Item 3.  Key Information—Risk Factors — Risks Relating to Mexico — Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.”

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements.  In addition, only securities that have been registered with the Mexican Securities Registry pursuant to CNBV approval may be listed on the Mexican Stock Exchange.  The CNBV’s approval for registration does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV.

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants.  The general regulations, which repealed several previously enacted CNBV regulations (circulares), now provide a single set of rules governing issuers and issuer activity, among other things.

The general regulations state that the Mexican Stock Exchange must adopt minimum requirements for issuers to list their securities in Mexico.  These requirements relate to matters such as operating history, financial and capital structure, and distribution.  The general regulations also state that the Mexican Stock Exchange must implement minimum requirements for issuers to maintain their listing in Mexico.  These requirements relate to matters such as financial condition, trading minimums, and capital structure, among others.  The CNBV may waive some of these requirements in certain circumstances.  In addition, some of the requirements are applicable for each series of shares of the relevant issuer.

The Mexican Stock Exchange will review compliance with the foregoing requirements and other requirements on an annual, semi-annual, and quarterly basis.  The Mexican Stock Exchange must inform the CNBV of the results of its review and this information must, in turn, be disclosed to investors.  If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation.  If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the Mexican Stock Exchange will be temporarily suspended.  In addition, if an issuer fails to propose a plan or ceases to follow the plan once proposed, the CNBV may suspend or cancel the registration of the shares.

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange.  Mexican issuers must file the following reports with the CNBV:

•                  an annual report prepared in accordance with CNBV regulations by no later than June 30 of each year (analogous to reports filed with the SEC by U.S. issuers on Form 10-K and by foreign private issuers on Form 20-F);

•                  quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter (analogous to reports filed with the SEC by U.S. issuers on Form 10-Q); and

•                  current reports promptly upon the occurrence of material events (analogous to reports filed with the SEC by U.S. issuers on Form 8-K and by foreign private issuers on Form 6-K).

Pursuant to the CNBV’s general regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system, or SEDI (Sistema Electrónico de Envío y Difusión de Informacion), for information required to be filed with the Mexican Stock Exchange.  Issuers of listed securities must prepare and disclose their financial information via a Mexican Stock Exchange-approved electronic financial information system, or SIFIC (Sistema de Información Financiera Computarizada).  Immediately upon its receipt, the Mexican Stock Exchange makes financial information prepared via SIFIC available to the public.

The CNBV’s general regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file information through SEDI that relates to any act, event, or circumstance that could influence issuers’ share price.  If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that an issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that an issuer make a statement to that effect.  In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to relevant material events, when it deems the information currently disclosed to be insufficient, as well as instruct issuers to clarify the information when necessary.  The Mexican Stock Exchange may request issuers to confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded.  The Mexican Stock Exchange must immediately inform the CNBV of any such requests.  In addition, the CNBV may also make any of these requests directly to issuers.  An issuer may defer the disclosure of material events under some circumstances, as long as:

•                  the issuer implements adequate confidentiality measures;

•                  the information is related to incomplete transactions;

•                  there is no misleading public information relating to the material event; and

•                  no unusual price or volume fluctuation occurs.

The CNBV and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

•                  if the issuer does not disclose a material event; or

•                  upon price or volume volatility or changes in the offer or demand in respect of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the CNBV’s general regulations.

The Mexican Stock Exchange must immediately inform the CNBV and the general public of any such suspension.  An issuer may request that the CNBV or the Mexican Stock Exchange resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law.  If its request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading.  If trading in an issuer’s securities is suspended for more than twenty business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose via SEDI a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading before trading may resume.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Pursuant to the Mexican Securities Market Act,

•                  members of a listed issuer’s board of directors,

•                  shareholders controlling 10% or more of a listed issuer’s outstanding share capital,

•                  advisors,

•                  groups controlling 25% or more of a listed issuer’s outstanding share capital, and

•                  other insiders

must inform the CNBV of any transactions undertaken with securities of a listed issuer.  In addition, insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.  Shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer’s share capital.  Transferring shareholders must also inform the CNBV of the effect of the transactions within three days following their completion, or, alternatively, that the transactions have not been consummated.  The CNBV will notify the Mexican Stock Exchange of these transactions on a no-names basis.  In addition, the Mexican Securities Market Act provides that the CNBV may require purchasers that are or become insiders to effect the transactions through a tender offer, as well as the minimum and maximum percentages of share capital that may be purchased through any such tender offer.

The CNBV has issued general regulations to control public tender offers and share acquisitions above certain thresholds, as well as public company share acquisitions by related parties.  Subject to certain exceptions, any acquisition of a public company’s shares which results in the acquiror owning 10% or more, but less than 30%, of an issuer’s outstanding share capital must be publicly disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition.  Any acquisition by an insider that results in the insider holding an additional 5% or more of a public company’s outstanding share capital must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than the day following the acquisition.  Some insiders must also notify the CNBV of share purchases or sales that occur within a three-month or five-day term and that exceed certain value thresholds.

Any intended acquisition of a public company’s shares that results in the acquiror owning 30% or more, but less than 50%, of a company’s voting shares requires the acquiror to make a tender offer for the greater of the percentage of the share capital intended to be acquired or 10% of the company’s outstanding share capital stock.  Finally, any intended acquisition of a public company’s shares that results in the acquiror owning more than 50% of a company’s voting shares requires the potential acquiror to make a tender offer for 100% of the company’s outstanding share capital.  This offer must be made at the same price for all tendering shareholders and remain open for no less than fifteen business days.  The board of directors must approve any tender offer resulting in a change of control, which approval must take minority shareholder rights into account.

In addition, the Mexican Securities Market Act requires shareholders holding 10% or more of a listed issuers’ share capital to notify the CNBV of any share transfer.

Mexican Securities Market Act

The Mexican legislature amended the Mexican Securities Market Act effective June 2, 2001.  The amendments provide, among other things, that:

•                  issuers must have a board of directors with at least five and not more than twenty members and alternates, of which 25% must qualify as “independent directors” under Mexican law;

•                  issuers’ boards of directors must approve related party transactions and material asset transactions;

•                  issuers must appoint and maintain an audit committee; and

•                  issuers must provide additional protections for minority shareholders.

The Mexican Securities Market Act permits issuers to include anti-takeover defenses in their bylaws, provided that the bylaws also include specified minority rights and protections, among other things.

The Mexican Securities Market Act does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations.  In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly held shares, unless approved by the CNBV.

ITEM 10.       Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our shareholders in accordance with the applicable Mexican Securities laws and regulations, and (2) Mexican law.  This description does not purport to be complete and is qualified by reference to our bylaws, which have previously been filed with the Securities and Exchange Commission.

Organization and Register

We are a sociedad anónima de capital variable (a corporation) organized in Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law.  We were incorporated on March 30, 1998 and the duration of our corporate life is indefinite.  Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company.  As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company.  These powers include, but are not limited to, the ability to (1) promote, establish, organize and administrate all types of companies, mercantile or civil, (2) acquire or dispose of stock or interests in other mercantile or civil companies, either by taking part in its formation or acquiring shares or interests in companies that already are in existence, (3) receive from third parties and give to the companies of which it is a shareholder or partner or to any other third party, guidance or technical consulting services, including services in the fields of administration, accounting, merchandising or financing, (4) obtain, acquire, utilize or dispose of any patent, brand or commercial name, franchise or rights in industrial property in Mexico or abroad., (5) obtain any type of financing or loan, with or without a specific guarantee, and grant loans to mercantile or civil companies or other persons in which the company has an interest or with others with which it has a business relationship, (6) grant any type of guarantee and endorsement in respect to obligations or credit instruments, for the benefit of mercantile or civil companies or other persons with which the company has an interest or with which it maintains a business relationship, (7) issue, subscribe, draw, accept and endorse all types of credit instruments, including obligations with or without a guarantee, (8) acquire, rent, administrate, sell, mortgage, pledge, encumber or dispose of goods, in whatever form, being movable or immovable, as well as rights over the same, (9) execute any kind of act and formalize any kind of labor, civil, mercantile or administrative agreement or contract permitted by Mexican legislation, with real and corporate personalities that are either public or private, obtaining from these, concessions, permits and authorizations relating directly or indirectly to the company’s objectives as set forth in its bylaws, including, actively or passively contracting any type of services, consulting work, supervisory work and technical direction that would be necessary or proper for the aforementioned goals, (10) issue treasury stock in accord with Article 81 of the Mexican Securities Market Act, (11) establish agencies or representatives and act as broker, agent, representative, mercantile mediator or distributor, and (12) perform any acts necessary to accomplish the foregoing.

Directors

Our bylaws provide that our board of directors will consist of a minimum of five and a maximum of twenty members, as resolved by the relevant shareholders’ meeting.  At least 25% of the members of our board of directors must be independent pursuant to Mexican law.  At each shareholders’ meeting for the election of directors, holders of at least 10% of our outstanding share capital are entitled to appoint one member of the board of directors and one alternate and one statutory auditor and one alternate.

Pursuant to Mexican law, any director who has a conflict of interest with us relating to a proposed transaction must disclose the conflict and refrain from voting on the transaction or may be liable for damages.  Directors receive compensation as determined at the ordinary shareholders’ meetings.

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders.  Pursuant to the Mexican Securities Market Act, the board of directors must approve, among other things:

•                  any transactions outside the ordinary course of our business to be undertaken with related parties;

•                  significant asset transfers or acquisitions;

•                  granting material guarantees or collateral; and

•                  other important transactions.

Meetings of the board of directors are validly convened and held if a majority of its members are present.  Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors present at the meeting.  If required, the chairman of the board of directors may cast a tie-breaking vote.

Voting Rights and Shareholders’ Meetings

Each Common Share entitles its holder to one vote at any meeting of our shareholders.

Under Mexican law and our bylaws, we may hold two types of shareholders’ meetings: ordinary and extraordinary.

Ordinary shareholders’ meetings are those called to discuss any issues not reserved for extraordinary shareholders’ meetings.  An annual ordinary shareholders’ meeting must be held within the first four months following the end of each fiscal year to discuss, among other things:

•                  approving or modifying the report of the board of directors referred to in Article 172 of the Mexican General Business Corporations Act;

•                  allocating profits, if applicable;

•                  appointing or ratifying the appointment of members of the board of directors, the secretary and alternate secretary, the statutory examiners and their alternates, members of the executive committee and other committees, if applicable, and determining their compensation;

•                  designating the maximum amount that may be allocated to share repurchases; and

•                  discussing the audit committee’s annual report to the board of directors.

Extraordinary shareholders’ meetings may be called to consider any of the following matters, among other things:

•                  extending the corporate duration of the company;

•                  dissolution;

•                  increases or reductions of our fixed share capital;

•                  changes in the company’s corporate purpose or nationality;

•                  transformation, spin-off, or merger;

•                  issues of preferred shares;

•                  share redemptions;

•                  delisting of our shares with the Mexican Securities Registry or with any stock exchange;

•                  any amendments to our bylaws; and

•                  any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

The board of directors, the chairman of the board of directors, or the statutory auditors may call any shareholders’ meeting.  Any shareholder or group of shareholders with voting rights representing at least 10% of our share capital may request that the board of directors or the statutory auditors call a shareholders’ meeting to discuss the matters indicated in the written request.  If the board of directors or the statutory auditors fail to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting.  A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

Holders of 20% of our outstanding shares may oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that the challenged resolution violates Mexican law or our bylaws and the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution.  In order to obtain such a court order, the opposing shareholder must deliver a bond to the court in order to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder.  Shareholders representing at least 10% of the shares present at a shareholders’ meeting may request to postpone a vote on a specific matter on which they consider themselves to be insufficiently informed.

Notices of shareholders’ meetings must be published in the official gazette of Sinaloa or in one newspaper of general circulation in Culiacán, Sinaloa at least 15 calendar days prior to the date of the meeting.  Each notice must set forth the place, date, and time of the meeting and the matters to be addressed and must be signed by whomever convenes the meeting.  Shareholders’ meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital are duly represented.  All relevant information relating to the shareholders’ meeting must be made available to shareholders starting on the date the notice is published.

To be admitted to any shareholders’ meeting, shareholders must be registered in our share registry or provide evidence of their status as shareholders as provided in our bylaws (including through certificates provided by INDEVAL and INDEVAL participants).  Shareholders may appoint one or more attorneys-in fact to represent them pursuant to general or special powers of attorney or by a proxy.  Attorneys-in-fact may not be directors or statutory auditors of Homex.

At or prior to the time of the publication of any notice of a shareholders’ meeting, we will provide copies of the notice to the depositary for distribution to the ADS holders.  ADS holders are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Common Shares.

Quorum

Ordinary meetings are legally convened pursuant to a first notice when a majority of our share capital is present or duly represented.  Any number of shares present or duly represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent notice constitutes a quorum.  Resolutions at ordinary shareholders’ meetings are valid when approved by a majority of the shares present at the meeting.

Extraordinary meetings are regarded as legally convened pursuant to a first notice when at least 75% of the shares of our share capital are present or duly represented.  A majority of shares must be present or duly represented at an extraordinary shareholders’ meeting called pursuant to a second or subsequent notice to be considered legally convened.  Resolutions at extraordinary shareholders’ meetings are valid when approved by the majority of our share capital.

Registration and Transfer

We have applied to register the Common Shares with the Special Section and the Securities Section of the Mexican Securities Registry maintained by the CNBV, as required under the Mexican Securities Market Act and regulations issued by the CNBV.  If we wish to cancel our registration, or if it is cancelled by the CNBV, our shareholders who are deemed to have “control” at that time will be required to make a public offer to purchase all outstanding shares, prior to the cancellation.

Our shareholders may hold our Common Shares as physical certificates or, upon registration, through institutions having accounts at INDEVAL.  These accounts may be maintained by brokers, banks, and other entities approved by the CNBV.  In accordance with Mexican law, only holders listed in our share registry and those holding ownership certificates issued by INDEVAL and INDEVAL participants are recognized as our shareholders.

Changes in Share Capital and Preemptive Rights

Our minimum fixed share capital may be reduced or increased by resolution of an extraordinary shareholders’ meeting, subject to the provisions of our bylaws, the Mexican General Business Corporations Act, and the Mexican Securities Market Act and regulations issued thereunder.  Our variable share capital may be reduced or increased by resolution of an ordinary shareholders’ meeting in compliance with the voting requirements of our bylaws.

Shares issued under Article 81 of the Securities Market Act (which are those held in treasury to be delivered upon their subscription) may be offered for subscription and payment by the board of directors (without preemptive rights being applicable), provided that:

•                  the issuance is made to effect a public offering in accordance with the Securities Market Act;

•                  an express waiver of preemptive rights is made at the extraordinary shareholders’ meeting where the issuance of non-subscribed shares is approved to facilitate the public offer;

•                  the CNBV has given its express approval; and

•                  the notice of shareholders’ meeting specifies the Article 81 issuance in the meeting agenda.

If the holders of at least 25% of our share capital vote against the issuance of non-subscribed shares, the issuance may not take place.  If the issuance takes place, any objecting shareholders are entitled to require us to offer their shares, prior to the offer and sale of newly issued shares, under the same terms and conditions.

In the event of a share capital increase, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of the increase in proportion to their shareholder interest at that time.  This preemptive right must be exercised by subscribing and paying for the relevant shares within the time period set forth in the resolution authorizing the increase, which will be no less than fifteen calendar days following the date of publication of the corresponding notice to our shareholders in the official gazette of Sinaloa and in one of the newspapers of greater circulation in Culiacán, Sinaloa.

Share Repurchases

Pursuant to Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market price.  Repurchased shares cannot be represented at any shareholders’ meeting.  We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our board of directors to effect share repurchases.  However, we are required to obtain shareholder approval as described below.  In addition, our board of directors must appoint an individual or group of individuals responsible for effecting share repurchases.  These repurchases must be made subject to the provisions of applicable law, including the Securities Market Act, and carried out, reported, and disclosed in the manner established by the CNBV.

Repurchase of our Common Shares on the Mexican Stock Exchange must be conducted at prevailing market prices.  If we intend to repurchase more than 1% of our outstanding Common Shares at a single trading session, we must inform the public of this intention at least ten minutes before submitting our bid.  If we intend to repurchase 3% or more of our outstanding Common Shares during a period of twenty trading days, we must conduct a public tender offer for these Common Shares.

We may not submit bids for repurchase during the first and the last 30 minutes of each trading session and we must inform the Mexican Stock Exchange of the results of any share repurchase no later than the following business day.

The amount allocated to share repurchases is determined annually by our shareholders at a general ordinary shareholders’ meeting and cannot exceed the aggregate amount of our net profits, including retained profits.

Delisting

In the event that the we decide to cancel the registration of our shares with the Mexican Securities Registry or if the CNBV orders this deregistration, our shareholders who are deemed to have “control” will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation.  Shareholders deemed to have “control” are those that own a majority of our common shares, have the ability to control our shareholders’ meetings, or have the ability to appoint a majority of the members of our board of directors.  The price of the offer to purchase will generally be the higher of:

•                  the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made; and

•                  the book value of the shares as reflected in our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

In accordance with the applicable regulations and our bylaws, in the event that our controlling shareholders are unable to purchase all of our outstanding shares pursuant to a tender offer, they must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer.  The trust may not exist for a period longer than six months.

Controlling shareholders are not required to make a tender offer if the deregistration is approved by 95% of our shareholders and the aggregate consideration payable for publicly-traded shares does not exceed UDI 300,000.  Nonetheless, the trust mechanism described in the previous paragraph still must be implemented.

Five business days prior to the commencement of an offering, our board of directors must make a determination with respect to the fairness of the offering, taking into account the rights of our minority shareholders, and disclose its opinion, which must refer to the justifications for the offer price.  If the board of directors is precluded from making this determination as a result of a conflict of interest, the board’s resolution must be based on a fairness opinion issued by an expert selected by the audit committee.

Ownership of Share Capital by Subsidiaries

Our subsidiaries, may not, directly or indirectly, purchase our shares.

Redemption

Under Mexican law, a shareholder is entitled to the redemption of its variable Common Shares (if we offer variable Common Shares in the future) at any time by written notice to us at a redemption price generally equal to the lower of:

•                  95% of the average market value of the variable Common Shares on the Mexican Stock Exchange for 30 trading days on which the variable Common Shares were quoted preceding the date on which the redemption is effective; and

•                  the book value of the variable Common Shares based on the financial statements as of the fiscal year immediately preceding the year in which the redemption is effective.

If the redemption right is exercised during the first three quarters of a fiscal year, the redemption will be effective at the end of that fiscal year.  If the redemption right is exercised during the last quarter of the fiscal year, the redemption will be effective at the end of the following fiscal year.  The redemption price will be payable following the annual ordinary shareholders’ meeting at which the annual financial statements as of the fiscal year in which the redemption will be effective are approved.

As of the date of this Annual Report, we have no variable Common Shares outstanding.

Liquidation

Upon our dissolution, one or more liquidators must be appointed at an extraordinary shareholders’ meeting to wind up our affairs.  All shares will be entitled to participate equally in any distribution upon liquidation.

Appraisal Rights and Other Minority Protections

If shareholders approve a change in our corporate purpose, nationality, or corporate form, any voting shareholder who voted against these matters is entitled to the redemption of its Common Shares at book value pursuant to the last financial statements approved by our shareholders at a shareholders’ meeting.  These appraisal rights must be exercised within fifteen days after the shareholders’ meeting at which the matter was approved.

Pursuant to the Mexican Securities Market Act and the Mexican General Business Corporations Act, our bylaws include a number of minority shareholder protections.  These minority protections include provisions that permit:

•                  holders of at least 10% of our outstanding share capital entitled to vote (including in a limited or restricted manner) to call a shareholders’ meeting;

•                  holders of at least 15% of our outstanding share capital to bring an action for civil liabilities against our directors, members of the audit committee, and the statutory auditors, if

•                  the shareholders have not voted against exercising this action at the relevant shareholders’ meeting,

•                  the claim covers all of the damage alleged to have been caused by us and not merely the damage suffered by the plaintiff, and

•                  any recovery is for our benefit and not the benefit of the plaintiffs;

•                  holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions with respect to any matter on which they were not sufficiently informed to be postponed;

•                  holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law;

•                  holders of at least 10% of our outstanding share capital are entitled to appoint one member of our board of directors and one alternate; and

•                  holders of at least 10% of our outstanding share capital are entitled to appoint one statutory auditor and an alternate.

In addition, pursuant to the Mexican Securities Market Act, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and other jurisdictions.  Substantive Mexican law concerning director fiduciary duties has not been interpreted by Mexican courts, unlike many states in the United States where duties of care and loyalty established by court decisions have helped to shape the rights of minority shareholders and the obligations of directors.  Mexican civil procedure does not contemplate class action lawsuits or shareholder derivative actions, which allow shareholders in the United States to bring actions on behalf of other shareholders or to enforce rights of the corporation itself.  Shareholders cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements.

As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. issuer.

Information to Shareholders

The Mexican General Business Corporations Act establishes that companies, acting through their boards of directors, must annually present a report to shareholders at a shareholders’ meeting that includes:

•                  a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors;

•                  a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

•                  a statement of the financial condition of the company at the end of the fiscal year;

•                  a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and share capital during the preceding year;

•                  the notes which are required to complete or clarify the above mentioned information; and

•                  the report prepared by the statutory auditors with respect to the fairness of the information specified above as presented by the board of directors.

In addition, the Mexican Securities Market Act requires that information relating to matters to be discussed at shareholders’ meetings be made available to shareholders from the date on which the notice for the relevant meeting is published.

Restrictions Affecting Non-Mexican Shareholders

Foreign investment in capital stock of Mexican corporations is regulated by the 1993 Foreign Investment Law and by the 1998 Foreign Investment Regulations to the extent they are not inconsistent with the Foreign Investment Law.  The Ministry of Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

Our bylaws do not restrict the participation of non-Mexican investors in our capital stock.  However, approval of the National Foreign Investment Commission must be obtained for foreign investors to acquire a direct or indirect participation in excess of 49% of the capital stock of a Mexican company that has an aggregate asset value that exceeds, at the time of filing the corresponding notice of acquisition, an amount determined annually by the National Foreign Investment Commission.

As required by Mexican law, our bylaws provide that non-Mexican shareholders agree to e considered Mexican citizens with respect to:

•                  shares held by them;

•                  property rights;

•                  concessions;

•                  participations or interests we own; and

•                  rights and obligations derived from any agreements we have with the Mexican government.

As required by Mexican law, our bylaws also provide that non-Mexican shareholders agree to refrain from invoking the protection of their governments in matters relating to their ownership of our shares.  Therefore, a non-Mexican shareholder may not ask its government to introduce a diplomatic claim against the government of Mexico with respect to its rights as a shareholder.  If the shareholder invokes such governmental protection in violation of the agreement, its shares could be forfeited to the Mexican government.  Notwithstanding these provisions, shareholders do not forfeit any rights they may have under U.S. securities laws.

Summary of Significant Differences between Mexican and U.S. Corporate Law

You should be aware that the Mexican General Business Corporations Act and the Mexican Securities Market Act, which apply to us, differ in material respects from laws generally applicable to U.S. corporations and their shareholders.  In order to highlight these differences, set forth below is a summary of provisions applicable to us (including modifications adopted pursuant to our bylaws) which differ in material respects from provisions of the corporate law of the State of Delaware.

Duties of Directors

Under Mexican law, directors have general agency duties.  However, specific standards of conduct are not established under Mexican law and have not been interpreted by Mexican courts.  The duties of directors of public companies are more extensive than the duties of directors of private companies.  Actions against directors may be initiated by holders of at least 15% of our outstanding share capital, although any damages recovered from directors are awarded solely to the company.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors.  In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them.  The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees.  The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Under the “business judgment rule,” courts generally do not question the business judgment of directors and officers.  A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the presumption afforded to directors by the business judgment rule.  If the presumption is not rebutted, the business judgment rule attaches to protect the directors from liability for their decisions.  Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction.  However, when the board of directors takes defensive actions in response to a threat to corporate control and approves a transaction resulting in a sale of control of the corporation, Delaware courts subject directors’ conduct to enhanced scrutiny.

Interested Directors

The Mexican Securities Market Act requires that our audit committee issue an opinion with regard to transactions and arrangements with related parties, including directors.  These transactions and arrangements must be approved by our board of directors.  Mexican law provides that a member of the board of directors can be liable for failing to disclose a conflict of interest and for voting on a transaction in which he or she has a conflict of interest.

Under Delaware law, a transaction entered into with regard to which a director has an interest would not be voidable if:

•                  the material facts with respect to such interested director’s relationship or interests are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•                  the material facts are disclosed or are known to the shareholders entitled to vote on the transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•                  the transaction is fair to the corporation as of the time it is authorized, approved or ratified.  Under Delaware law, an interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Dividends

Under Mexican law, prior to paying dividends a company must reserve at least 5% of its profits every year until it establishes a legal reserve equal to 20% of its capital share.  Dividends may only be paid from retained earnings and if losses for prior fiscal years have been paid, and they may be subject to additional restrictions contained in a company’s bylaws.  The payment of dividends must be approved at an annual general shareholders’ meeting.  We do not currently expect to pay dividends.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.  Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Mergers, Consolidations, and Similar Arrangements

A Mexican company may merge with another company only if a majority of the shares representing its outstanding share capital approve the merger at a duly convened general extraordinary shareholders’ meeting, unless the company’s bylaws impose a higher threshold.  Dissenting shareholders are not entitled to appraisal rights.  Creditors have ninety days to oppose a merger judicially, provided they have a legal interest to oppose the merger.

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.  Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.  Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share.  Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-Takeover Provisions

Our bylaws do not include anti-takeover provisions.  Subject to the approval of the CNBV, the Mexican Securities Market Act permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors.

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts.  Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•                  prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•                  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•                  at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

Transactions with Significant Shareholders

Under Mexican law, a company’s board of directors must approve any potential transaction to be undertaken with any shareholders of the company or other companies affiliated with shareholders of the company.  The board of directors must take the recommendation of the audit committee into consideration in granting its approval and may also require an independent fairness opinion.  In addition, pursuant to the Mexican General Business Corporations Act, any shareholder who votes on a transaction in which it has a conflict of interest may be liable for damages if the transaction would not have been approved without the shareholder’s vote.

As a Mexican company, we may enter into business transactions with our significant shareholders, including asset sales, in which the transacting shareholder receives a greater financial benefit than other shareholders with prior approval from our board of directors.  Prior approval from our shareholders is not required for this kind of transaction.

No similar provision relating to transactions with significant shareholders exists under Delaware law.

Shareholders’ Suits

As mentioned above, holders of at least 15% of our outstanding share capital may bring derivative actions for civil liabilities against our directors, members of the audit committee, and the statutory auditors.  However, the grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of suits in Mexico.  In addition, subject to certain requirements, holders of at least 20% of a company’s outstanding share capital may contest and suspend any shareholder resolution that violates Mexican law or our bylaws.  Class action lawsuits are not permitted under Mexican law.

Class actions and derivative actions are generally available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.  In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.

Indemnification of Directors and Officers

Under Mexican law, a company may indemnify directors, statutory auditors, or members of any committee of the board of directors, for actions taken within the scope of their duties, against expenses (including attorneys’ fees), judgments, fines and settlement amounts, reasonably incurred in defense of an action, suit, or proceeding.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in defense of an action, suit, or proceeding by reason of a director or officer’s position if:

•                  the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation; and

•                  with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

Inspection of Corporate Records

Under Mexican law, action by the company’s statutory auditor is required for inspection of corporate records.  At the time that a notice of shareholders’ meeting is published, shareholders may also request information about the company related to the matters to be discussed at the meeting.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Shareholder Proposals

Under Mexican law and our bylaws, holders of at least 10% of our outstanding share capital are entitled to appoint one member of our board of directors and his or her alternate.  Holders of at least 10% of the outstanding share capital are entitled to appoint one statutory auditor and his or her alternate.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

Under Mexican law and our bylaws, a shareholders’ meeting may be called by the board of directors, the chairman of the board of directors, or the statutory auditors.  Any shareholder or group of shareholders with voting rights representing at least 10% of our share capital may request that the board of directors or the statutory auditors call a shareholders’ meeting to discuss the matters indicated in the written request.  If the board of directors or the statutory auditors fail to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting.  A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Cumulative Voting

Under Mexican law, cumulative voting for the election of directors is not permitted.

Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Approval of Corporate Matters by Written Consent

Mexican law permits shareholders to take action by unanimous written consent of the holders of all shares entitled to vote.  These resolutions have the same legal effect as those adopted in a general or special shareholders’ meeting.  The board of directors may also approve matters by unanimous written consent.

Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of Certificate of Incorporation

Under Mexican law, it is not possible to amend a company’s certificate of incorporation (acta constitutiva).  However, the provisions that govern a Mexican company are contained in its bylaws, which may be amended as described below.

Under Delaware law, amending a company’s certificate of incorporation, which is equivalent to a memorandum of association, must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the shareholders.  Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the shareholders meeting.  If the amendment would alter the number of authorized shares or otherwise adversely affect the rights or preference of any class of a company’s stock, Delaware law provides that the holders of the outstanding shares of such affected class should be entitled to vote as a class upon the proposed amendment, regardless of whether such holders are entitled to vote by the certificate of incorporation.  However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class of stock.

Amendment of Bylaws

Under Mexican law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting.  Mexican law requires that at least 75% of the shares representing a company’s outstanding capital share be present at the meeting (unless the bylaws require a higher threshold) and that the resolutions be approved by a majority of the shares representing a company’s outstanding capital share.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the bylaws of a corporation.

Staggered Board of Directors

Mexican law does not permit companies to have a staggered board of directors.

Delaware law permits corporations to have a staggered board of directors.

Securities Bill

There is a bill currently pending before the Mexican national congress that would, if passed, amend certain Mexican securities laws and would require certain amendments to our bylaws, including provisions of our bylaws with respect to corporate governance standards and the rights of minority shareholders.

MATERIAL CONTRACTS

Acquisition of Controladora Casas Beta, S.A.

On April 21, 2005, we signed an agreement to acquire 100% of the capital stock of Controladora Casas Beta, S.A. de C.V., or Beta, the seventh largest homebuilder in Mexico, in a transaction valued at approximately Ps.2,040 million (or approximately US$188.9 million).  The transaction will require that we purchase approximately 53.0% of Beta’s stock for approximately Ps.1,163.0 million (or approximately US$98.4 million) in cash and 47.0% of Beta’s stock for approximately 22.0 million of our common shares valued at approximately Ps.977.6 million (or approximately US$90.5 million).  Beta will then be merged into us.  Beta shareholders are expected to own approximately 6.6% of Homex after the merger.  We expect to finance the cash portion of the purchase price principally with bank financing.

For further discussion of our material contracts, see “Item 7.  Major Shareholders and Related Party Transactions.”

EXCHANGE CONTROLS

Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities.  Payments of dividends to equity-holders, to the extent made, generally will not be subject to Mexican withholding tax.  Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

TAXATION

The following summary contains a description of:

•                  the material anticipated Mexican federal income tax consequences of the purchase, ownership and disposition of the ADSs or Common Shares by non-resident holders, or holders that

•                  are not residents of Mexico for tax purposes and

•                  will not hold the ADSs or Common Shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment, for tax purposes, in Mexico; and

•                  the material anticipated U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADSs or Common Shares by non-resident holders that are U.S. holders, or holders that

•                  are citizens or residents of the United States,

•                  are U.S. domestic corporations, or

•                  that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADSs or Common Shares.

For purposes of Mexican taxation:

•                  individuals are residents of Mexico if they have established their principal place of residence in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located in Mexico.  Individuals’ core of vital interests will be deemed to be located in Mexico if, among other things,

•                  at least 50% of the individuals’ aggregate annual income derives from Mexican sources or

•                  the individuals’ principal center of professional activities is located in Mexico;

•                  individuals are residents of Mexico if they are state employees, regardless of the location of the individuals’ core of vital interests; and

•                  legal entities are residents of Mexico if they were established under Mexican law or if they maintain their principal place of business or their place of effective management in Mexico.

If non-residents of Mexico are deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable Mexican tax law.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Common Shares represented by those ADSs.

However, the following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ADSs or Common Shares.  In particular, the summary of U.S. Federal income tax consequences deals only with U.S. holders that will hold the ADSs or Common Shares as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to non-resident holders and to U.S. holders.  The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or PFIC.  We are not and do not expect to become a PFIC, but this determination is made annually and it is possible that our status could change.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto, or the Tax Treaty, all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  However, this summary does not address all aspects of the federal income tax laws of the United States and Mexico.  Prospective investors in the ADSs or Common Shares should consult their own tax advisors as to the U.S., Mexican, or other tax consequences of the purchase, ownership, and disposition of the ADSs or Common Shares, including, in particular, the effect of any foreign, state, or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

Taxation of Dividends

Mexican Tax Considerations

Under the provisions of the Mexican Income Tax Code (Ley del Impuesto Sobre la Renta), dividends paid to non-resident holders with respect to the Common Shares or the ADSs will not be subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 49.25% for the year ended December 31, 2004.  The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

U.S. Federal Income Tax Considerations

The gross amount of any distributions (before reduction for Mexican withholding tax) paid with respect to the Common Shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended.  To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of ADSs or Common Shares.

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary, whether or not they are converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.  Dividend income generally will constitute foreign source “passive income” or, in the case of certain U.S. holders for taxable years beginning before January 1, 2007, “financial services income,” and for taxable years beginning after December 31, 2006, “general” category income, (depending on whether the U.S. Holder is predominantly engaged in the active conduct of a banking, insurance, finance, or similar business) in each case which is treated separately from other types of income for U.S. foreign tax credit purposes.

Mexican tax withheld from dividend distributions will be treated as foreign income tax that, subject to generally applicable limitations under U.S. federal income tax regulations, is eligible for credit against U.S. holders’ federal income tax liability or, for those U.S. holders who elect to treat foreign taxes as such, may be deducted in computing taxable income.  The calculation of foreign tax credits and, in the case of U.S. holders that elect to deduct foreign taxes, the availability of deductions involve the application of rules that depend on U.S. holders’ particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions.

Under rules enacted by the United States Congress as part of the U.S. Taxpayer Relief Act of 1997, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional Common Shares to holders of ADSs with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

The U.S. Jobs and Growth Tax Relief Reconciliation Act of 2003, or the Tax Relief Act, enacted on May 28, 2003, reduces the maximum rate of tax imposed on certain dividends received by U.S. shareholders that are individuals to 15%, provided that certain holding period requirements are met.  These reduced rates apply to dividends received after December 31, 2002 and before January 1, 2009.  In order for dividends paid by a foreign corporation to be eligible for the reduced rates, the foreign corporation must be a “qualified foreign corporation” within the meaning of the Tax Relief Act.  We believe that we will be considered a “qualified foreign corporation” within the meaning of the Tax Relief Act because our ADSs will be listed on the New York Stock Exchange and thus any distributions we make that are treated as taxable dividends, whether in cash, shares, or other property, should qualify for reduced rates.  It is possible, however, that we will not continue to be considered a “qualified foreign corporation” and that our dividends will not continue to be eligible for reduced rates under the Tax Relief Act.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-resident holder will generally not be subject to Mexican tax.  Deposits and withdrawals of Common Shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of the Common Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit.  Gain on sales or other dispositions of the Common Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 33% for the year ended December 31, 2004 of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferential tax regime.

For tender offers conducted on the Mexican Stock Exchange or other approved stock exchanges or securities markets, non-resident holders who held the Common Shares as of the date they were initially registered with the CNBV may apply the above exemption to the extent that:

•                  five years have elapsed since the initial public offering of the Common Shares;

•                  our shares have a public float of at least 35% on the authorized stock exchanges or markets on which they were initially listed;

•                  the offer is for all shares representing our share capital and at the same price for all shareholders; and

•                  all shareholders are permitted to accept more competitive offers than those received prior to or during the tender offer period, without penalty.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Common Shares, in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition.

U.S. Tax Considerations

Upon the sale or other disposition of the ADSs or Common Shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the ADSs or Common Shares.  Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the ADSs or Common Shares have been held for more than one year.  Under the Tax Relief Act, the top individual tax rate on adjusted net capital gains for sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2009 is 15%.  The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.  Gain or loss generally will be treated as U.S. source gain or loss and a U.S. holder may be unable to credit any Mexican taxes imposed on these gains unless it has certain other income from foreign sources.  Deposits and withdrawals of Common Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.  The deductibility of capital losses is subject to limitations.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession, or value added taxes applicable to the purchase, ownership, or disposition of the ADSs or Common Shares by non-resident holders.  However, gratuitous transfers of the ADSs or Common Shares may result in a Mexican federal tax obligation for the recipient in certain circumstances.

There are no Mexican stamp, issue, registration, or similar taxes or duties payable by non-resident holders of the ADSs or Common Shares.

U.S. Backup Withholding Tax and Information Reporting Requirements

A U.S. shareholder may, under certain circumstances, be subject to “backup withholding” with respect to some payments to the U.S. shareholder, such as dividends or the proceeds of a sale or other disposition of the ADSs, unless the holder:

•                  is a corporation or comes within certain exempt categories, and demonstrates this fact when so required; or

•                  provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. shareholder’s federal income tax liability.

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Exchange Act and, in accordance therewith, we are required to file reports and other information with the SEC.  These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 11.       Quantitative And Qualitative Disclosures About Market Risk.

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates.  Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates.  At December 31, 2004, we had outstanding indebtedness of Ps.577.2 million, the majority of which bore interest at variable interest rates.  The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio).  TIIE increases would, consequently, increase our interest payments.

A hypothetical, instantaneous, and unfavorable change of 1.5% (150 basis points) in the average interest rate applicable to floating-rate liabilities held at December 31, 2004 would have increased our interest expense in 2004 by approximately Ps.15.7 million, or 26.5%, over a twelve-month period.

We manage our exposure to changes in interest rates by efficiently timing construction and delivery of our homes and payments to our suppliers, thereby allowing us to reduce our borrowing needs.  We have also reduced our interest expense and lending commissions through the issuance of commercial paper with more favorable interest rates.

Exchange Rate Risk

We generally do not have any material foreign currency denominated assets or liabilities and therefore are not exposed to significant losses resulting from exchange rate fluctuations.

ITEM 12.       Description Of Securities Other Than Equity Securities.

Not applicable.

PART II

ITEM 13.       Defaults, Dividend Arrearages And Delinquencies.

  None.

ITEM 14.       Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

USE OF PROCEEDS

We offered 57,090,000 Common Shares and the selling shareholders offered 12,600,000 Common Shares in the combined offering, in the form of Common Shares or ADSs.  The offering price for the ADSs was US$15.80 per ADS and the offering price for the Common Shares was U.S.$2.63 per Common Share.  We completed our initial public offering on June 29, 2004.

All of the ADSs offered were sold.  The aggregate price of the offering amount registered and sold was US$150.4 million.  The effective date of our Securities Act registration statement on Form F-1 (file number:  333-116257), under which the Common Shares and ADSs were registered under the Securities Act, was June 8, 2004.  Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the joint global coordinators and book-running managers of the combined offering of Common Shares in Mexico and ADSs outside of Mexico and acted as representatives of the international underwriters in the offering outside of Mexico.  Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex and IXE Casa de Bolsa, S.A. de C.V., IXE Grupo Financiero acted as representatives of the Mexican underwriters in the Mexican offering.

We received net proceeds of US$141.0 million from our initial public offering (after underwriting discounts and commissions of US$6.5 million and transaction expenses of US$2.8 million).  None of the discounts, commissions or expenses were paid as direct or indirect payments to our directors or officers or to their associates, to persons owning 10% or more of our Common Shares or to our affiliates nor to others except as indicated above.  None of our net proceeds were paid as direct or indirect payments to our directors or officers or to their associates, to persons owning 10% or more of our Common Shares or to our affiliates.  We did not receive any net proceeds from the sale of ADSs or Common Shares by the selling shareholders.  However, the selling shareholders including a trust, in which our Chief Executive Officer and Chairman have interests, received the net proceeds from their sale of ADSs and Common Shares.

From the effective date of our Securities Act registration statement to December 31, 2004, we used our net proceeds to acquire approximately Ps. 1,047 million (U.S.$93.9 million) of land and to repay approximately Ps. 417.6 million (U.S.$37.4 million) of indebtedness (calculated as of December 31, 2004).  In addition, we used approximately Ps. 108.2 million (U.S.$9.7 million) of our net proceeds for other general corporate purposes.  As of December 31, 2004, we have used all the net proceeds from our initial public offering.

ITEM 15.       Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2004, are as follows:

We are responsible for establishing and maintaining adequate internal control over the financial reporting of the company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes.  Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  Based on our assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures have functioned effectively.

CHANGES IN INTERNAL CONTROLS

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                     Financial Expert

Our audit committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Z. Jamie Behar, and Edward Lowenthal.  Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the audit committee satisfies the financial literacy requirements of the New York Stock Exchange. Our board of directors have also determined that Mr. Castillo is independent as that term is defined in the listing rules of the New York Stock Exchange.

ITEM 16B.                                     Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees.  Our code of ethics is available on our web site at www.homex.com.mx.  If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.                                     Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2004		2003
	(thousands of Mexican pesos)
Audit fees	Ps.	4,521	Ps.	769
Audit-related fees	533
Tax fees	6,000		4,178
All other fees	21		14
Total fees	Ps.	11,075	Ps.	4,961

Audit fees.  Audit fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent public registered public accounting firm, in connection with the audit of our annual financial statements and statutory and regulatory audits.

Audit-related Fees.  Audit-related fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, for financial accounting, reporting consultations and assistance in connection with our initial public offering.

Tax Fees.  Tax fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees.  Other fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, for non-audit services.  As a percentage of total fees billed to us, other fees represent 0.2% and 0.3% for 2004 and 2003, respectively.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee.  Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year.  Once the proposed service is approved, we or our subsidiaries formalize the engagement of services.  The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee.  In addition, the members of our board of directors are briefed on matters discussed in the meetings of the audit committee.

ITEM 16D.                                     Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E.                                       Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

ITEM 17.       Financial Statements.

Not applicable.

ITEM 18.       Financial Statements.

See pages F-1 through F-30, incorporated herein by reference.

ITEM 19.       Exhibits.

Exhibit No.

1(1)	Our articles of incorporation (estatutos sociales) as amended through March 30, 1998, together with an English translation.*

1(2)	Our bylaws (estatutos sociales) as amended through February 18, 2005, together with an English translation.

2(a)(1)

Form of Deposit Agreement by and among us, JPMorgan Chase Bank as Depositary and the Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including form of American Depositary Receipt.**

2(b)(3)

Form of Registration Rights Agreement by and among us, Banco Santander Mexicano, S.A., as trustee of Trust No. F/10289, for the benefit of the de Nicolás Family, Bermuda Trust Company Limited, as trustee of ZN Mexico Trust, and EIP Investment Holdings, LLC.*

8	List of Principal Subsidiaries.***

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2005.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2005.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2005.

*                       Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004.  Incorporated herein by reference.

**                Previously filed in Registration Statement on Form F-6 (No. 333-116278), originally filed with the SEC on June 8, 2004.  Incorporate herein by reference.

***         Previously filed in Registration Statement on Form F-1 (File No. 333-116257), originally filed with the SEC on June 8, 2004.  Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A. de C.V.

/s/ Cleofas Hinojosa Saenz
Name: Cleofas Hinojosa Saenz
Title: Chief Financial Officer

Dated: June 28, 2005

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and Report of Independent Registered Public Accounting Firm Dated April 6, 2005

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Independent Auditors’ Report and Consolidated Financial Statements 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Desarrolladora Homex, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2004.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

As described in Note 2, on May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004, and the determination of consolidated stockholders’ equity at December 31, 2004 and 2003, and 2002 to the extent summarized in Note 23.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

/s/ Pedro Luis Castañeda Herrera
C.P.C. Pedro Luis Castañeda Herrera
Mexico City, Mexico
April 6, 2005
(June 21, 2005 as to Notes 22, 23, 24 and 25)

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated balance sheets

As of December 31, 2004 and 2003

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2004)

	2004
	(Convenience
	translation;			2003
	Note 2)	2004		(Note 2.c)
Assets

Current assets:
Cash and temporary investments (Note 4)	$45,818	Ps.	511,050	Ps.	220,111
Restricted cash (Note 20)	1,836	20,474		—
Trade accounts receivable – net (Note 5)	284,198	3,169,945		1,844,577
Inventories (Notes 6 and 10)	186,920	2,084,904		1,014,489
Other current assets (Note 7)	9,342	104,205		30,111
Total current assets	528,114	5,890,578		3,109,288

Land held for future development (Note 6)	45,178	503,920		239,885

Restricted investments (Note 19)	3,849	42,931		35,126

Property and equipment – net (Notes 8 and 10)	22,538	251,391		57,252

Other assets (Note 9)	7,586	84,616		9,959

Total	$607,265	Ps.	6,773,436	Ps.	3,451,510

Liabilities and stockholders’ equity

Current liabilities:
Notes payable to financial institutions (Note 10):
Due to related parties	$—	Ps.	—	Ps.	144,249
Other	35,596	397,042		527,664
Trade accounts payable (Note 11)	148,704	1,658,641		1,004,110
Advances from customers	5,361	59,794		13,506
Accrued expenses and taxes, other than income taxes	5,943	66,304		35,890
Income tax payable	31	347		4,557
Employee statutory profit sharing	178	1,981		926
Total current liabilities	195,813	2,184,109		1,730,902

Long-term notes payable to financial institutions (Notes 10 and 11)	16,154	180,178		—

Deferred income taxes and employee statutory profit sharing (Note 18)	56,764	633,144		355,386
Total liabilities	268,731	2,997,431		2,086,288

Commitments and contingencies (Notes 19 and 20)

Stockholders’ equity (Note 12):
Common stock	19,462	217,083		173,248
Additional paid-in capital	199,772	2,228,254		582,198
Retained earnings	99,663	1,111,637		394,557
Excess in restated stockholders’ equity	27,850	310,635		310,635
Cumulative initial effect of deferred income taxes	(12,680	(141,432)		(141,432)
Majority stockholder’s equity	334,067	3,726,177		1,319,206
Minority interest in consolidated subsidiaries	4,467	49,828		46,016
Total stockholders’ equity	338,534	3,776,005		1,365,222

Total	$607,265	Ps.	6,773,436	Ps.	3,451,510

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2004, except share and per share data)

	2004
	(Convenience
	translation;			2003		2002
	Note 2)	2004		(Note 2.c)		(Note 2.c)

Revenues	$476,311	Ps.	5,312,769	Ps.	2,911,022	Ps.	1,357,634
Costs	331,654	3,699,266		2,082,202		951,437

Gross profit	144,657	1,613,503		828,820		406,197

Selling and administrative expenses (Note 14 and 15)	38,851	433,340		266,682		167,543

Income from operations	105,806	1,180,163		562,138		238,654

Other income (expense) – net (Note 16)	3,859	43,027		77,838		(1,766)

Net comprehensive financing cost:
Interest expense (Note 14 and 17)	11,852	132,191		117,722		131,837
Interest income	(4,193)	(46,776)		(6,513)		(1,836)
Exchange (gain) loss -net	(638)	(7,115)		(1,305)		93
Monetary position loss	7,287	81,284		17,643		19,195
	14,308	159,584		127,547		149,288

Income before income taxes and employee statutory profit sharing	95,357	1,063,606		512,429		87,600

Income tax expense (Note 18)	30,441	339,536		183,314		53,613

Employee statutory profit sharing expense (Note 18)	764	8,520		276		1,563

Consolidated net income	$64,152	Ps.	715,550	Ps.	328,839	Ps.	32,424

Net income of majority stockholders	$63,339	Ps.	706,487	Ps.	323,537	Ps.	31,059
Net income of minority stockholders	813	9,063		5,302		1,365

Consolidated net income	$64,152	Ps.	715,550	Ps.	328,839	Ps.	32,424

Weighted average shares outstanding (in thousands)	281,997	281,997		241,521		191,896

Earnings per share (basic and diluted)	$0.22	Ps	2.51	Ps	1.34	Ps.	0.16

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2004)

Excess	Cumulative	Minority	Total
Additional	in restated	initial effect of	interest in	stockholders’
Common	paid in	Retained	stockholders’	deferred income	consolidated	equity
stock	capital	earnings	equity	taxes	subsidiaries	(Note 12)

Balances as of January 1, 2002 (Note 2.c)	Ps.	132,621	Ps.	239,636	Ps.	39,961	Ps.	310,635	Ps.	(141,432)	Ps.	3,839	Ps.	585,260

Issuance of common stock	34,744	284,059	—	—	—	18	318,821

Comprehensive income	—	—	31,059	—	—	1,365	32,424

Balances as of December 31, 2002 (Note 2.c)	167,365	523,695	71,020	310,635	(141,432)	5,222	936,505

Issuance of common stock (Note 12.g)	5,883	58,503	—	—	—	35,492	99,878

Comprehensive income	—	—	323,537	—	—	5,302	328,839

Balances as of December 31, 2003 (Note 2.c)	173,248	582,198	394,557	310,635	(141,432)	46,016	1,365,222

Issuance of common stock (Note 12. c and f)	43,835	1,646,056	—	—	—	5,342	1,695,233

Comprehensive income	—	—	717,080	—	—	(1,530)	715,550

Balances as of December 31, 2004	Ps.	217,083	Ps.	2,228,254	Ps.	1,111,637	Ps.	310,635	Ps.	(141,432)	Ps.	49,828	Ps.	3,776,005

Balances as of December 31, 2003 (Convenience translation; Note 2)	$15,532	$52,196	$35,374	$27,850	$(12,680)	$4,125	$122,397

Issuance of common stock (Note 12. c and f)	3,930	147,576	—	—	—	479	151,985

Comprehensive income	—	—	64,289	—	—	(137)	64,152

Balances as of December 31, 2004	$19,462	$199,772	$99,663	$27,850	$(12,680)	$4,467	$338,534

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2004)

	2004
	(Convenience
	translation;			2003		2002
	Note 2)	2004		(Note 2.c)		(Note 2.c)
Operating activities:
Net income	$64,152	Ps.	715,550	Ps.	328,839	Ps.	32,424
Items that did not require resources:
Depreciation	2,173	24,239		11,064		6,771
Loss on sale of subsidiary	102	1,142		—		—
Deferred income taxes and employee statutory profit sharing	24,902	277,758		156,873		28,379
	91,329	1,018,689		496,776		67,574

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(118,823)	(1,325,367)		(575,071)		(175,098)
Inventories	(124,091)	(1,384,117)		(835,262)		(193,601)
Other current assets	(6,643)	(74,094)		(544)		(6,454)
Increase (decrease) in:
Trade accounts payable	60,520	675,040		782,520		65,310
Due to related parties	—	—		2,921		2,959
Other, net	(99)	(1,109)		(22,097)		17,110
Net resources used in operating activities	(97,807)	(1,090,958)		(150,757)		(222,200)

Financing activities:
Notes payable to financial institutions:
Proceeds from new borrowings	36,257	404,416		507,853		431,687
Payments of notes payable to financial institutions	(33,615)	(374,946)		(220,495)		(567,784)
Related parties:
Loans from related parties	2,690	30,000		408,238		405,900
Payments of related party loans	(15,622)	(174,249)		(417,138)		(335,825)
Proceeds from issuance of common stock	151,984	1,695,233		99,878		318,821
Net resources generated by financing activities	141,694	1,580,454		378,336		252,799

Investing activities:
Restricted investments	(700)	(7,805)		(35,126)		—
Proceeds from sale of machinery and equipment	4,312	48,100		—		—
Acquisition of property and equipment	(19,578)	(218,378)		(41,229)		(9,128)
Net resources used in investing activities	(15,966)	(178,083)		(76,355)		(9,128)

Cash, temporary investments and restricted cash:
Net increase	27,920	311,413		151,224		21471
Balance at beginning of year	19,734	220,111		68,887		47,416

Balance at end of year	$47,654	Ps.	531,524	Ps.	220,111	Ps.	68,887

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Notes to consolidated financial statements

For the years ended December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2004)

1.                                     Nature of business

Desarrolladora Homex, S.A. de C.V. (the “Company”) is a vertically integrated company engaged in the development, construction and sale of affordable entry level and middle income housing in Mexico. The Company engages in land acquisition, constructing, marketing and selling homes, obtaining individual financing for its clients and developing communities to satisfy housing needs in Mexico.

The Company was incorporated on March 30, 1998 as a Mexican variable capital corporation (S.A. de C.V.).  During 1999 ZN Mexico Trust, a private equity fund specializing in investing in private companies in Mexico, became a shareholder of the Company.  In 2002 Equity International Properties, Ltd., a Samuel Zell affiliated company with significant experience in the real estate sector, became a shareholder of the Company.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the national Workers’ Housing Fund, or INFONAVIT (Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores), the Social Security and Services Institute Public-Sector Workers’ Housing Fund, or FOVISSSTE (Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado) and the public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal). Additionally, the Company participates in the middle-income housing market, where mortgage financing is provided by commercial banks and sofoles, special purpose financing entities that provide a substantial majority of mortgage financing for the middle-income sector.

2.                                     Basis of presentation

a.               Explanation for translation into English and convenience translation - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.  These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP).  Certain accounting practices applied by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as explained in Notes 22 and 23.  See Note 22 for a discussion of such differences and Note 23 for a reconciliation of the Company’s financial statements between Mexican GAAP and U.S. GAAP.

The financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The translations of Mexican pesos amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps.11.154 per one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. Such translation should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at this or any other exchange rate.

b.              Consolidation of financial statements - The consolidated financial statements include those of Desarrolladora Homex, S.A. de C.V. (“Homex”) and its consolidated subsidiaries (collectively the “Company”). A description of Homex’s consolidated subsidiaries and its direct and indirect ownership interest in each is set forth below.  Intercompany balances and transactions have been eliminated in these consolidated financial statements. Equity interests of unaffiliated shareholders in consolidated subsidiaries are reflected as minority interest.

	Ownership
Company	percentage	Activity

Proyectos Inmobiliarios de Culiacán, S.A. de C.V.	100.00%	Construction and development of housing complexes

AAA Homex Trust, Nacional Financiera, S.N.C., as Trustee	100.00%	Rendering of financial services

Administradora Picsa, S.A. de C.V.	100.00%	Rendering of administrative services and professional services for affiliated companies

Altos Mandos de Negocios, S.A. de C.V.	100.00%	Rendering of administrative services to affiliated companies

Aerohomex, S.A. de C.V.	100.00%	Rendering of transportation services

Desarrolladora de Casas del Noroeste, S.A. de C.V.	95.86%	Construction and development of housing complexes

Homex Atizapán, S.A. de C.V.	67.00%	Construction and development of houses

c.               Merger - On May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented. This transaction resulted in a gain of Ps.10,593, which was accounted for as an increase in retained earnings. Condensed financial information of Econoblock, S.A. de C.V. at May 16, 2004, and for the period from January 1, 2004 to May 16, 2004, and at December 31, 2003 and 2002, and for the years then ended, all expressed in Mexican pesos of purchasing power of December 31, 2004, is summarized below:

	May 16,		December 31,
	2004		2003		2002

Condensed balance sheets:
Current assets	Ps.	14,087	Ps.	16,902	Ps.	10,087
Property and equipment	36,767		30,122		9,073
Deferred taxes	369		(225)		(82)
Current liabilities	(36,411)		(35,974)		(13,906)

Stockholders’ equity	Ps.	14,812	Ps.	10,825	Ps.	5,171

	For the period
	January 1		For the years ended December 31,
	to May 31, 2004		2003		2002

Condensed statements of operations:
Revenues	Ps.	39,807	Ps.	68,788	Ps.	29,990
Cost and expenses	(38,747)		(61,108)		(27,310)
Other income and net comprehensive financing cost	289		(1,209)		(472)
Income tax expense	2,527		817		843

Net (loss) income	Ps.	(1,178)	Ps.	5,654	Ps.	1,365

d.              Sale of subsidiary - On May 13, 2004, Homex Cuatitlán, S. A. de C. V., a subsidiary, was sold. Condensed financial information of this subsidiary at May 13, 2004, and for the period from January 1, 2004 to May 13, 2004, and at December 31, 2003, and for the year then ended, all expressed in Mexican pesos of purchasing power of December 31, 2004, is summarized below:

	May 13,		December 31,
	2004		2003

Condensed balance sheets:
Current assets	Ps.	49,652	Ps.	39,486
Deferred taxes	13		13
Current liabilities	(423)		(552)

Stockholders´ equity	Ps.	49,242	Ps.	38,947

	For the period		For the year
	January 1 to		ended
	May 13, 2004		December 31, 2003

Condensed statements of operations:
Cost and expenses	Ps.	(400)	Ps.	(416)
Income tax expense	—		13

Net loss	Ps.	(400)	Ps.	(403)

e.               Comprehensive income - Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2004, other comprehensive income consists of the gain resulting from the merger mentioned in Note 2.c. In 2003, there were no other comprehensive income (loss) items.

3.                                      Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.               Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years have been restated to Mexican pesos of purchasing power of December 31, 2004 and, therefore, differ from those originally reported in the prior year.

b.              Temporary investments - Temporary investments representing cash equivalents are stated at the lower of acquisition cost plus accrued yields, or estimated net realizable value.

c.               Inventories and costs of sales - Finished construction, construction-in-process and land for development are recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Cost of sales is also restated by applying such index.

d.              Property and equipment - Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 to 10
Transportation equipment	4
Computers	4
Office furniture and equipment	10
Communication equipment	4
Air transportation equipment	10

e.               Impairment of long-lived assets in use - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using appropriate discount rate, or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

f.                 Employee retirement obligations - Statutory seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance cost is charged to results when the liability is determined to be payable. Due to the low level of seniority for the majority of the Company’s employees, the liability for employee retirement obligations is not significant at December 31, 2004 or 2003.

g.              Provisions - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

h.              Warranties - The Company provides product warranties against manufacturing defects for periods ranging from two to four years. Provisions for estimated expenses related to such product warranties are recorded at the time the product is sold, based primarily on the warranty costs incurred during the last three years. (The amount is recorded at its present value when the effect of the discount is significant).

i.                  Income tax, tax on assets and employee statutory profit sharing - Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred.  Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

j.                  Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

k.               Excess in restated stockholders’ equity - Excess in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the increase in the restated value of certain nonmonetary assets above inflation.

l.                  Revenue and cost recognition - Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project.  Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. The Company begins applying the percentage-of-completion method when the following conditions have been met:

•                  The Company establishes that the homebuyer will obtain the required financing from the mortgage lender;

•                  The homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;

•                  The homebuyer has signed a purchase agreement; and

•                  The homebuyer has made a down payment, where down payments are required.

m.            Monetary position loss - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

n.              Earnings per share - Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year.  The Company does not have any dilutive securities; therefore, basic and diluted earnings per share is the same.

4.                                     Cash and temporary investments

Cash and temporary investments consist of the following at December 31:

	2004		2003

Cash	Ps.	289,516	Ps.	2,259
Temporary investments	221,534		217,852

	Ps.	511,050	Ps.	220,111

5.                                     Trade accounts receivable - net

Trade accounts receivable consist of the following at December 31:

	2004		2003

Due from customers	Ps.	608,921	Ps.	486,792
Unbilled revenues on developments in progress	2,450,820		1,240,604
Services	27,569		17,721
	3,087,310		1,745,117
Allowance for doubtful accounts	(11,737)		(6,419)
	3,075,573		1,738,698
Other debtors	32,708		49,983
Recoverable value-added taxes	81,224		55,896
	3,189,505		1,844,577
Trade accounts receivable long-term (Note 9)	(19,560)		—

	Ps.	3,169,945	Ps.	1,844,577

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

6.                                     Inventories

Inventories consist of the following at December 31:

	2004		2003

Land held for future developments	Ps.	1,636,004	Ps.	894,756
Construction-in-process	650,582		254,692
Finished construction	3,158		2,166
Construction materials	60,432		31,912
Merchandise-in-transit	1,735		11,181
Advances to suppliers	236,913		59,667
	2,588,824		1,254,374
Land held for future developments - noncurrent	(503,920)		(239,885)

	Ps.	2,084,904	Ps.	1,014,489

At December 31, 2004 and 2003, construction in process and land held for future development for Ps.173,334 and Ps.66,337, respectively, have been pledged as collateral for the Company’s notes payable (see Note 10).

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned for development within one year as a part of current assets, and classifying all remaining land as noncurrent assets.

7.                                     Other current assets

Other current assets consist of the following at December 31:

	2004		2003

Sales commissions	Ps.	60,382	Ps.	14,060
Prepaid expenses	18,172		13,026
Insurance and bond contracts	19,312		236
Prepaid interest	4,146		2,789
Other	2,193		—

	Ps.	104,205	Ps.	30,111

8.                                     Property and equipment - net

Property and equipment consist of the following at December 31:

	2004		2003

Buildings	Ps.	15,628	Ps.	10,190
Machinery and equipment	149,001		32,036
Transportation equipment	37,159		23,248
Air transportation equipment	33,899		—
Office furniture and equipment	14,953		6,341
Computers	23,516		15,176
Communication equipment	6,957		2,030
Construction-in-process	900		—
	282,013		89,021
Accumulated depreciation	(57,949)		(36,765)
	224,064		52,256
Land	27,327		4,996

	Ps.	251,391	Ps.	57,252

9.                                     Other assets

Other assets consist of the following at December 31:

	2004		2003

Accounts receivable due from Proyectos y
Servicios Alce Blanco, S. A. de C. V.	Ps.	46,476	Ps.	—
Long-term trade accounts receivable (Note 5)	19,560		—
Other accounts receivable	18,580		9,959

	Ps.	84,616	Ps.	9,959

10.                              Notes payable to financial institutions

Notes payable to financial institutions consist of the following at December 31:

	2004		2003
Notes payable to related party financial institutions are as follow:

UDI Denominated Notes Payable

Hipotecaria Crédito y Casa, S.A. de C.V.
Note payable bearing interest at 11.2%	Ps.	—	Ps.	25,800

Mexican Peso Denominated Notes Payable

Hipotecaria Crédito y Casa, S.A. de C.V.
Notes payable bearing interest ranging from the Mexican Government Treasury Securities Rate (Cetes) plus 6% to the Mexican Interbank Rate (TIIE) plus 5.5%, prepaid in July 2004.	—		94,154

Crédito Inmobiliario, S.A. de C.V.
Note payable bearing interest at TIIE plus 5.7%, prepaid in July 2004.	—		24,295

Total	Ps.	—	Ps.	144,249

Notes payable to other financial institutions are as follows:

Mexican Peso Denominated Notes Payable
GMAC Hipotecaria, S.A. de C.V.
Term loan secured by land for development, payable on June 15, 2006, bearing interest at TIIE plus 2.5%.	Ps.	40,417	Ps.	—

Term loan secured by land for development, payable on April 15, 2006, bearing interest at TIIE plus 2.5%.	72,472		—

Term loan secured by land for development, payable on June 25, 2006, bearing interest at TIIE plus 2.5%.	28,207		—

BBVA Bancomer, S.A.
Notes payable in 2004, bearing interest at TIIE plus 3.0%.	—		25,967

2004	2003

HSBC México, S.A.
Notes payable in 2004, bearing interest at TIIE plus 4.75%.	—	13,680

IXE Banco, S.A.
Notes payable in 2004, bearing interest at TIIE plus 3.5%.	—	35,516

Commercial paper placed through:
IXE Casa de Bolsa, S.A. de C.V.
One year note issued on May 28, 2003, bearing interest at TIIE plus 3.25%	—	126,279

Note renewable annually issued on November 14, 2004, bearing interest at TIIE plus 3.25%.	114,900	136,802

Multivalores Casa de Bolsa, S.A. de C.V.
Note renewable annually issued on December 19, 2004, bearing interest at TIIE plus 2.7%.	250,000	189,420

Capital lease obligations:
Paccar Arrendadora Financiera, S.A. de C.V
Capital lease obligations for equipment with a net book value of Ps.11,591, payable on July 1, 2006.	10,664	—

Arrendadora Financiera Navistar, S.A. de C.V.
Capital lease obligations for equipment with a net book value of Ps.23,603, payable on July 10, 2006.	24,447	—

Capital lease obligations for equipment with a net book value of Ps.15,473, payable on July 10, 2006.	16,027	—
557,134	527,664
Less current portion	(397,042)	(527,664)
160,092
Land purchases - long term (See Note 11)	20,086	—

Ps.	180,178	Ps.	—

As of December 31, 2004 and 2003 the Cetes interest rate was 8.75% and 6.04%, respectively, and the TIIE interest rate was 8.95%, 6.25%, respectively.

As of December 31, 2004, 2003 the UDI exchange value was Ps.3.534716 and Ps.3.352003, respectively.

11.                              Trade accounts payable

Trade accounts payable consist of the following at December 31:

	2004		2003

Suppliers	Ps.	920,114	Ps.	443,025
Land purchases	750,505		541,082
Other	8,108		20,003
	1,678,727		1,004,110
Less current portion	(1,658,641)		(1,004,110)

Land purchases - long term (See Note 10)	Ps.	20,086	Ps.	—

12.                              Stockholders’ equity

	Number of shares
	2004	2003	2004		2003
Fixed capital:
Series B	—	100,000	Ps.	—	Ps.	50
Single series	313,856,490	—	166,636		—

Variable capital:
Series B	—	248,184,817	—		124,092

Total	313,856,490	248,284,817	Ps.	166,636	Ps.	124,142

	Par		Restatement
	Value		Effect		Total

Common stock	Ps.	166,636	Ps.	50,447	Ps.	217,083
Additional paid-in capital	2,088,284		139,970		2,228,254
Retained earnings	1,093,314		18,323		1,111,637
Excess in restated stockholders’ equity	—		310,635		310,635
Cumulative initial effect of deferred income taxes	(116,956)		(24,476)		(141,432)

	Ps.	3,231,278	Ps.	494,899	Ps.	3,726,177

a.               At a stockholders’ ordinary general meeting held on June 1, 2004, among others, resolutions were approved to convert the 256,666,490 shares of series “B”, sub series B1, B2 and B3, representing the Company’s variable capital, currently outstanding, for the same number of ordinary, nominative shares, at no par value, representing the Company’s fixed capital without right of withdrawal, all of which belong to the same series; increase fixed capital without right of withdrawal by issuing 64,220,000 ordinary, nominative shares at no par value, which may be freely subscribed, and will be made available in a placement through a primary offering of shares and ADR’S issued based on common stock shares;

At the same time, a resolution was approved whereby the Company’s Board of Directors will be empowered to determine the amount of the Company’s common stock as a result of the offering, and then make the respective amendments to the corporate bylaws and the resulting cancellation of any shares issued, which were not placed among public investors.

b.              A meeting of the Board of Directors of Desarrolladora Homex, S.A. de C. V. approved a resolution, among others, to increase common stock by Ps.39,466 (Ps.38,258 historical pesos) to the amount of Ps.166,636, which is represented by 313,856,490 shares.  Consequently, the board approved the cancellation of 7,130,000 shares, which were issued by the stockholders’ ordinary and extraordinary meeting held on June 1, 2004, which were not available for subscription in the public offering.  Furthermore, it was agreed to modify the first paragraph of article six of the corporate bylaws to reflect the following:

Article Six. Common stock is variable.  Fixed capital without right of withdrawal is Ps.166,636 and will be represented by 313,856,490 ordinary, nominative shares, at no par value, fully subscribed and paid in, of a single series (¨single series¨).  The variable portion of common stock is unlimited and will be represented by ordinary, nominative shares at no par value, of the single series. Except for the right of withdrawal to which the holders of shares representing the variable part of common stock are entitled, all common stock shares confer the same rights and obligations.

c.               At a meeting of the Board of Directors held on July 22, 2004, it was agreed that the total number of the Company’s outstanding common stock shares after the public offering is 313,856,490 shares, and a resolution was approved to increase common stock by the amount resulting from decreasing the total proceeds from the placement by the expenses incurred in relation to the public offering, and the amount applicable to additional paid in capital.

d.              Pursuant to a resolution of the general ordinary stockholders’ meeting on May 26, 2004, variable common stock was increased by 8,481,673 no-par value Series B, Sub Series B1 shares for Ps.4,369 (Ps. 4,236 historical pesos) through cash contributions. Shares were paid at Ps. 0.49942646 each.

e.               Pursuant to a resolution of the general ordinary stockholders’ meeting on August 15, 2003, variable common stock was increased by 10,924,532 no-par value Series B, sub series B1 shares for Ps.5,883, (Ps. 5,462 historical pesos) through cash contributions. Shares were paid at U.S.$ 0.503454 each, of which Ps. 0.50 per share was applied to common stock and Ps.58,503 (Ps.54,319 historical pesos) was applied to additional paid in capital.

f.                 Retained earnings includes the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical pesos, was Ps.19,719 and Ps.3,603, respectively.

g.              Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year, in which the tax on the dividend is paid and the two fiscal years following such payment.

h.              The balances of the stockholders’ equity tax accounts as of December 31 are:

	2004		2003

Contributed capital account	Ps.	2,518,635	Ps.	775,758

13.                              Foreign currency balances and transactions

a.               At December 31, the foreign currency monetary position is as follows:

	2004	2003
Thousands of U.S. dollars:
Monetary assets	$1,458	$93
Monetary liabilities	(10,623)	(6,810)

Monetary liability position, net	$(9,165)	$(6,717)

Equivalent in Mexican pesos	$(102,190)	$(75,501)

b.              Nonmonetary assets of foreign origin at December 31, 2004 are as follows:

		Foreign	Mexican
	Currency	(Thousands)	Equivalent

Air transportation equipment	U.S. dollars	3,040	33,899

c.               The exchange rate in effect at the dates of the balance sheets and the issuance of these financial statements, were as follows:

	December 31,		April 6,
	2004	2003	2005

Dollar	11.15	11.24	11.25

14.                              Transactions with related parties

Transactions with related parties (as a result of common shareholders), carried out in the ordinary course of business, were as follows:

	2004		2003		2002

Interest expense	Ps.	6,010	Ps.	16,993	Ps.	15,861
Services paid(1)	47,049		50,618		31,686

(1)          The Company is a party to an administrative service agreement with two entities whose principal owners are officers of the Company.

15.                              Selling and administrative expenses

Selling and administrative expenses are comprised of the following for the years ended December 31:

	2004		2003		2002

Selling	Ps.	233,580	Ps.	180,367	Ps.	101,021
Administrative	199,760		86,315		66,522

	Ps.	433,340	Ps.	266,682	Ps.	167,543

16.                              Other income (expense) - net

Other income (expense) is comprised of the following for the years ended December 31:

	2004		2003		2002

Recovery of taxes	Ps.	34,611	Ps.	73,286	Ps.	2,450
Other income	8,416		4,552		(4,216)

	Ps.	43,027	Ps.	77,838	Ps.	(1,766)

17.                              Interest expense

Interest expense is comprised of the following for the years ended December 31:

	2004		2003		2002

Interest expense	Ps.	101,184	Ps.	70,711	Ps.	81,674
Commissions and financing costs	31,007		47,011		50,163

	Ps.	132,191	Ps.	117,722	Ps.	131,837

18.                              Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC), which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004 and 34% in 2003. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were enacted and are effective as of 2005.  The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006, and 28% as of 2007 and thereafter; (b) for ISR purposes, cost of sales will be deducted instead of inventory purchases in the period; c) companies may elect in 2005 to ratably increase taxable income over a period from four to 12 years by the tax value of inventories on hand as of December 31, 2004 determined in conformity with the respective tax rules, which include deducting any previous tax basis of inventories and any unamortized tax loss carryforwards, and the tax basis of such inventories may be deducted as sold; d) as of 2006, paid employee statutory profit sharing will be fully deductible for ISR purposes; e) bank liabilities and liabilities with foreign entities are now included in the determination of the IMPAC taxable base.

a.               ISR and PTU consist of the following for the years ended December 31:

	2004		2003		2002
ISR:
Current	Ps.	2,333	Ps.	224	Ps.	3,335
Deferred	393,272		182,552		50,043
Effect of change in statutory rate on deferred ISR	(56,069)		—		—
Change in valuation allowance for recoverable tax on assets paid	—		538		235

	Ps.	339,536	Ps.	183,314	Ps.	53,613

PTU:
Current	Ps.	1,551	Ps.	276	1,424
Deferred	6,969		—		139

	Ps.	8,520	Ps.	276	Ps.	1,563

To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the table below under the effect of change in statutory rate on deferred ISR.

b.              The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU for the years ended December 31, 2004, 2003 and 2002 is:

	2004	2003	2002
	%	%	%

Statutory rate	33	34	35
Add (less) effect of permanent differences mainly:
Nondeductible expenses	1	1	3
Difference between book and tax inflation effects	4	1	25
Effect of change in statutory rate on deferred ISR	(6)	—	—

Effective rate	32	36	63

c.               At December 31, the main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2004		2003

Deferred ISR asset:
Effect of tax loss carryforwards	Ps.	582,065	Ps.	185,510
Deferred PTU liability	2,169		—
Accrued liabilities	31,651		37,085
Other, net	4,265		2,011
Deferred ISR asset	620,150		224,606

Deferred ISR liability:
Trade accounts receivable	(735,246)		(409,399)
Inventories	(504,850)		(170,497)
Prepaid expenses	(25,346)		(10,286)
Deferred ISR liability	(1,265,442)		(590,182)

Recoverable tax on assets paid	19,380		10,466

Net long-term deferred ISR liability	(625,912)		(355,110)

Deferred PTU asset (liability)
Inventory purchases	(7,232)		2,116
Other, net	—		(2,392)
Net long-term deferred ISR liability	(7,232)		(276)

Total liability	Ps.	(633,144)	Ps.	(355,386)

d.                            Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2004 and expiration dates are:

Year of	Tax Loss		Recoverable
Expiration	Carry forwards		IMPAC

2005			Ps.	507
2007			224
2008			512
2009	Ps.	226,459	337
2010	101,006		115
2011	36,049		—
2012	1,761		3,220
2013	115,774		3,943
2014	1,461,625		10,522

	Ps.	1,942,674	Ps.	19,380

19.                              Commitments

a.               The Company has assisted in obtaining financing from various financial institutions, mainly through a factoring arrangement sponsored by Nacional Financiera, S.N.C. (“Nafinsa”). In connection with this arrangement, the Company established AAA-Homex Trust, a non-bank financial intermediary, pursuant to which Nafinsa has granted a line of credit of Ps.260,000 to the AAA-Homex Trust.  Pursuant to this agreement the AAA-Homex Trust, through the use of the line of credit granted by Nafinsa, finances accounts payable of the Company (accounts receivable of the Company’s suppliers and distributors).  In accordance with the agreement the Company is required to deposit in a trust guaranty fund an amount equal to 20% of the total amount of receivables to be financed by Nafinsa.  The amount deposited in the trust guaranty fund as of December 31, 2004 and 2003 was Ps.34,824 and Ps.27,481, respectively.  The Company is also committed to make contributions to the trust fund for an amount equal to the amounts drawn from the lines of credit by the trust.  Such contributions would be used to pay Nafinsa in the event that the amounts due and payable by the trust under the line of credit are not covered by the trust’s assets. The AAA-Homex Trust is a consolidated subsidiary of the Company.

In addition to the AAA-Homex Trust, the Company established a supplier factoring agreement with IXE Banco. S.A., pursuant to which the Company was committed to make contributions to a depository fund to guarantee the fulfillment of the obligations of payment derived from the supplier factoring agreement. The amount deposited in the depository fund as of December 31, 2004 and 2003 was Ps.42,931 and Ps.35,136, respectively

b.              The company leases office space under one year cancelable operating leases, which are renewed on an annual basis. Rent expense was Ps.7,885, Ps.4,962 and Ps.10,940 for the years ended December 31, 2004, 2003 and 2002, respectively.

20.                              Contingencies

a.               The Mexican Social Security Institute, in official letter 572/2004 addressed to National Banking and Securities Commission, ordered the identification and total seizure of all the bank accounts of Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company), which only affects the Company’s bank account with IXE Bank, which contains a balance of Ps.20,474. Such action was taken to guarantee the liabilities assessed during their review, which includes the years 1997 to 2000. The Company believes that it has meritorious defenses to the assertion of the claim. On April 5, 2005 the Company obtained an order to release its bank accounts.

b.              Two subsidiaries of the Company have filed for a ruling with the Mexican tax authorities to confirm that they are exempt from value-added taxes payable in connection with work provided in order to construct infrastructure projects (such as roads and utility services) for various of the Company’s housing projects, as well as value-added taxes derived from the acquisition of developed land.  In addition, the Company applied for a refund in respect of such value-added taxes paid for years 1997 through 2003.  As of the date of the financial statements, the Company has obtained a refund in respect of such taxes paid for the years 1997 through 2003 in the amount of approximately Ps.100,000 and is currently in the process of obtaining the ruling mentioned in this paragraph.

21.                              New accounting principles

In May 2004, the IMCP issued Bulletin B-7, “Business Acquisitions” (“B-7”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged.  B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others; the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to the impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments in shares”.  Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

In April 2004, the IMCP issued Bulletin C-10, “Derivative instruments and hedging activities” (“C-10 “), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged.  In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders’ equity, while the ineffective portion must affect current earnings.

With respect to derivative financial instruments, C-10 establishes the conditions that must be met for an instrument to be considered as such, and revises and adds definitions.  It also includes rules regarding the elements involved in hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

In April 2004, the IMCP issued Amendments to Bulletin C-2, “Financial instruments” (“C-2”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged.  Revised C-2 basically establishes that any variances in the fair value of financial instruments classified as available for sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments; revised C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met.  It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

In January 2004, the IMCP issued revised Bulletin D-3, “Labor obligations” (“D-3”), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees when they conclude their labor relationship before reaching retirement age, for which the valuation and disclosure rules applicable to pension and seniority premium payments must be followed.

Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

22.                              Summary of differences between Mexican GAAP and U.S. GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which vary in certain significant respects from U.S. GAAP.  A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 23.  It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, of Mexican GAAP.  The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for purposes of both Mexican and U.S. GAAP.

The differences between Mexican GAAP and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follows:

a.                                       Revenue and Cost Recognition

Under Mexican GAAP, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction, progress towards completion is measured in terms of comparing the actual costs incurred to the estimated total cost of a project.

In accordance with U.S.GAAP sales are recognized when all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured. All such conditions are met at the time title passes to the buyer.

Accordingly, a reconciling item for the additional revenues and additional costs recognized under the percentage-of-completion of accounting under Mexican GAAP is included in the U.S. GAAP reconciliation of net income and stockholders’ equity.

b.                                      Recovery of Value-Added Taxes Paid

Under Mexican GAAP the Company recognized other income in 2003 for the recovery of value-added taxes paid and expensed by the Company in 2002 in the amount of Ps.18.9 million, since in the opinion of management and its tax advisors, the future recovery of these amounts was probable.

In accordance with U.S. GAAP the recovery of such taxes was considered a contingent gain due to the prolonged challenge faced by the Company in settling the related tax dispute and was not recorded as income until the cash was received, which occurred during the first quarter of 2004.

c.                                       Capitalization of Net Comprehensive Financing Cost

Under Mexican GAAP, the capitalization of net comprehensive financing costs (interest, foreign exchange gains and losses and monetary position gains and losses) incurred to finance investment projects is optional. The Company does not capitalize the integral cost of financing for Mexican GAAP reporting.

In accordance with U.S. GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets.  The Company applies the weighted-average interest rate on all outstanding debt to the balance of construction-in-progress and such amount is reduced by the gain on monetary position associated with the debt to determine the amount of interest to be capitalized in accordance with U.S. GAAP.

Accordingly, a reconciling item for the capitalization of interest is included in the U.S. GAAP reconciliation of net income and stockholders’ equity, and the effect of interest capitalized to the cost of inventories is included within operating income for U.S. GAAP purposes.

d.                                      Deferred Income Taxes and Employee Statutory Profit Sharing

The Company follows SFAS No. 109, “Accounting for Income Taxes”, for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•                               Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under U.S. GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

•                               Under Mexican GAAP deferred employee statutory profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period and the effect is recorded as a component of income tax expense. For purposes of applying U.S. GAAP the liability is determined using a methodology similar to the liability method used in the calculation of deferred income taxes.  Also, for U.S. GAAP purposes, employee statutory profit sharing is classified as an operating expense.

As a result of the differences related to the recognition of revenue, costs and interest capitalization as described above, the related deferred income tax presented under Mexican GAAP is different from the effect calculated in accordance with U.S. GAAP.

Reconciliation of Deferred Income Taxes

	2004		2003

Deferred income tax liability according to Mexican GAAP, net	Ps.	625,912	Ps.	355,110
Effect of U.S. GAAP adjustments:
Accounts receivable	(735,246)		(409,347)
Inventories	530,158		320,983
Employee profit sharing	(2,871)		—

Deferred income tax liability according to U.S. GAAP, net	Ps.	417,953	Ps.	266,746

Deferred income tax balance sheet classification:

	2004				2003
	Current		Noncurrent		Current		Noncurrent

Deferred tax assets	Ps.	—	Ps.	338,563	Ps.	—	Ps.	—
Deferred tax liability	(756,516)		—		(266,746)		—
Net deferred tax (liability) asset	Ps.	(756,516)	Ps.	338,563	Ps.	(266,746)	Ps.	—

The changes in the balance of the deferred income tax liability for the year are as follows:

	2004		2003		2002

Balance at the beginning of the year	Ps.	266,746	Ps.	139,756	Ps.	103,369
Provision for the year	151,207		126,990		36,387

Balance at the end of the year	Ps.	417,953	Ps.	266,746	Ps.	139,756

Reconciliation of Deferred Employee Profit Sharing

	2004		2003
Deferred employee profit sharing liability according to Mexican GAAP	Ps.	7,232	Ps.	276
Effect of U.S. GAAP adjustments:
Accounts receivable	14,099		7,892
Inventories	—		4,155
Property and equipment	—		32
Prepaid expenses	4,066		1,292
Accounts payable	(8,596)		(10,946)
Other	—		(276)
Deferred employee profit sharing liability according to U.S. GAAP	Ps.	16,801	Ps.	2,425

The changes in the balance of the deferred employee profit sharing liability for the year are as follows:

	2004		2003		2002

Balance at the beginning of the year	Ps.	2,425	Ps.	2,246	Ps.	2,827
Provision (benefit) for the year	14,376		179		(581)

Balance at the end of the year	Ps.	16,801	Ps.	2,425	Ps.	2,246

e.               Statement of Cash Flows

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position” (B-12), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP the Company follows the requirements of SFAS No. 95, “Statement of Cash Flows”, excluding the effects of inflation (see Note 23.g.).

f.                 Classification Differences

Under Mexican GAAP advances for the purchase of land and construction materials are recorded as part of the cost of real estate inventories.  Under U.S. GAAP such advances are classified as prepaid expenses.

Under Mexican GAAP, deferred taxes are classified as non-current; U.S. GAAP requires a current, non-current classification based on the classification of the related asset or liability.

Under Mexican GAAP, amounts due under the Company’s factoring agreements are included in trade accounts payable; U.S. GAAP requires that such amounts be recorded as a borrowing from the financial intermediary.

g.              Merger of entities under common control

As described in Note 2, on May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company.

As the companies were under common control, the merger was recorded in a manner similar to a pooling-of-interest. As a consequence of the merger, the Company is required to restate its reconciliation of Mexican GAAP net income and equity to U.S. GAAP net income and equity and the presentation of condensed financial statements in accordance with U.S. GAAP, as if the merger had taken place as of the beginning of the earliest period presented.

23.                     Reconciliation of Mexican GAAP net income and equity to U.S. GAAP net income and equity and the presentation of condensed financial statements in accordance with U.S. GAAP.

a.                             Reconciliation of Majority Net Income for the Year

	2004		2003		2002

Majority net income according to Mexican GAAP	Ps.	706,487	Ps.	323,537	Ps.	31,059

U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 22a)	(1,367,696)		(187,244)		(139,980)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 22a)	795,582		96,239		97,339
Value-added tax recovery (Note 22b)	18,942		(18,942)		—
Capitalization of interest (Note 22c)	32,343		(36,753)		(6,389)
Deferred employee statutory profit sharing (Note 22d)	(7,263)		(180)		581
Effects of inflation on U.S. GAAP adjustments	109,601		43,763		65,035
Total U.S. GAAP adjustments before tax effects	(418,491)		(103,117)		16,586
Tax effects on U.S. GAAP adjustments	134,130		25,871		16,669
Total U.S. GAAP adjustments	(284,361)		(77,246)		33,255

Net income according to U.S. GAAP	Ps.	422,126	Ps.	246,291	Ps.	64,314

Weighted average shares outstanding (in thousands)	281,997		241,521		191,896

Earnings per share according to U.S. GAAP	Ps.	1.50	Ps.	1.02	Ps.	0.34

b.                            Reconciliation of Majority Stockholders’ Equity

	2004		2003		2002
Majority stockholders’ equity according to Mexican GAAP	Ps.	3,726,177	Ps.	1,319,206	Ps.	931,283
U.S. GAAP adjustments:
Dilution effect of merger (Note 22g)	—		—		—
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 22a)	(2,450,820)		(1,240,604)		(1,108,558)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 22a)	1,671,835		906,421		766,128
Reversal of value-added tax recovery (Note 22b)			(18,942)
Capitalization of interest (Note 22c)	95,357		66,310		103,063
Deferred employee statutory profit sharing (Note 22d)	(9,569)		(2,425)		(2,246)
Other	(10,593)		—		31,870
Total U.S. GAAP adjustments before tax effects	(703,790)		(289,240)		(209,743)
Tax effects on U.S. GAAP adjustments	207,960		88,364		86,113
Total U.S. GAAP adjustments	(495,830)		(200,876)		(123,630)

Stockholders’ equity according to U.S. GAAP	Ps.	3,230,347	Ps.	1,118,330	Ps.	807,653

c.               Reconciliation of Majority Comprehensive Income

	2004		2003		2002
Majority comprehensive income according to Mexican GAAP	Ps.	706,487	Ps.	323,537	Ps.	31,059

Net U.S. GAAP adjustments:
Net income	(284,361)		(77,246)		33,255

Comprehensive income according to U.S. GAAP	Ps.	422,126	Ps.	246,291	Ps.	64,314

d.              Condensed balance sheets according to U.S. GAAP

	2004		2003

Assets
Current assets	Ps.	5,545,512	Ps.	2,845,351
Land for development	503,920		236,164
Property and equipment	251,391		57,299
Other assets	127,547		37,451

Total assets	Ps.	6,428,370	Ps.	3,176,265

Liabilities and stockholders’ equity
Current liabilities	2,957,424		2,011,919
Long term debt	180,178
Minority interest	60,421		46,016
Majority stockholders’ equity	3,230,347		1,118,330

Total liabilities and stockholders’ equity	Ps.	6,428,370	Ps.	3,176,265

e.               Condensed statements of operations according to U.S. GAAP

	2004		2003		2002

Revenues	Ps.	3,945,073	Ps.	2,723,777	Ps.	1,217,654
Costs	2,973,858		2,089,026		963,550
Gross profit	971,215		634,751		254,104
Operating income	522,092		367,748		86,188
Income before income taxes	636,593		409,170		103,232
Income taxes	205,404		157,577		37,553
Minority interest	9,063		5,302		1,365
Net income according to U.S. GAAP	Ps.	422,126	Ps.	246,291	Ps.	64,314

Weighted average shares outstanding (in thousands)	281,997		241,521		191,896

Earnings per share according to U.S. GAAP (basic and diluted)	Ps.	1.50	Ps.	1.02	Ps.	0.34

f.                 Reconciliation of changes in stockholders’ equity according to U.S. GAAP

	2004		2003		2002

Stockholders’ equity at beginning of year	Ps.	1,118,330	Ps.	807,653	Ps.	424,536
Net income according to U.S. GAAP	422,126		246,291		64,314
Issuance of common stock	1,689,891		64,386		318,803

Stockholders’ equity at end of year	Ps.	3,230,347	Ps.	1,118,330	Ps.	807,653

g.              Condensed statements of cash flows according to U.S. GAAP

	2004		2003		2002

Operating activities:
Consolidated net income	Ps.	446,443	Ps.	274,421	Ps.	38,041
Non-cash items:
Depreciation	22,141		8,228		6,286
Allowance for doubtful accounts	5,244		1,439		1,669
Deferred income tax and statutory profit sharing	153,384		127,171		22,785
Working capital investment	(2,137,670)		(830,949)		(350,955)
Recoverable taxes, net	28,306		36,780		12,559
Interest payable	1,244		(799)		391
Net cash flows used in operating activities	(1,480,908)		(383,709)		(269,224)

Investing activities:
Investments in:
Property and equipment	(211,125)		(33,477)		(11,086)
Other assets	(16,807)		(26,124)		—
Net cash flows used in investing activities	(277,932)		(59,601)		(11,086)

Financing activities:
Supplier factoring agreement	461,842		251,688		51,013
Notes payable to financial institutions
Proceeds from new borrowings	404,416		460,278		394,795
Payments of notes payable to financial institutions	(348,708)		(182,990)		(502,975)
Related parties:
Loans from related parties	30,000		387,939		371,212
Payments of related party loans	(167,076)		(415,292)		(294,911)
Proceeds from issuance of common stock	1,643,469		95,109		283,141
Net cash flows from financing activities	2,023,943		596,732		302,275

	2004		2003		2002

Net increase in cash and cash equivalents	315,103		153,422		21,965
Cash and cash equivalents at the beginning of the year	216,421		62,999		41,034
Cash and cash equivalents at the end of the year	Ps.	531,524	Ps.	216,421	Ps.	62,999

Supplemental cash flow information:
Interest paid	Ps.	59,535	Ps.	53,181	Ps.	68,407

Income tax and tax on assets paid	Ps.	3,268	Ps.	4,155	Ps.	4,342

24.                     Additional U.S. GAAP disclosure information

Recently Issued Accounting Standards.

U.S. GAAP

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payments or SFAS No. 123R.  This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees.  Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period).  SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.  SFAS No. 123R will be effective for our fiscal year ending December 31, 2006.  The Company does not believe the effect of the future adoption of SFAS No. 123R will have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets – an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  SFAS No. 153 is effective for nonmonetary asset exchanges occurring after January 1, 2006.  The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46).  In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46(R)).  FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns, or both.  For the purpose of analyzing investments in potential variable interest entities formed after January 31, 2003, the Company has applied the provision of FIN 46 and FIN 46(R) as of January 1, 2004.  For the purpose of analyzing potential variable interests in variable interest entities previously defined as Special Purpose Entities (SPE’s) created before February 1, 2003, the Company has applied the provision of FIN 46 and FIN 46(R) for the period beginning January 1, 2004.  The Company has also applied the provisions of FIN 46 and FIN 46(R) in determining whether the Company holds potential interests in variable interest entities not previously defined as SPE’s for the period ending December 31, 2004.  The adoption of FIN 46(R) did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

On January 1, 2004, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that certain financial instruments be classified as liabilities that were previously considered equity.  The provisions of SFAS No. 150 were effective for financial instruments entered into or modified after May 31, 2003.  For pre-existing instruments, the Company adopted SFAS No. 150 on January 1, 2004.  The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, results of operations or cash flows.

25.                     Subsequent event

On June 14, 2005, the Company executed the amendment agreement to the share purchase agreement dated April 21, 2005, to establish the following clauses: the Company will acquire 184,175 nominative, ordinary shares at no par value, fully subscribed and paid in, representing 53% of the common stock of Controladora Casas Beta, S.A. de C.V. (“Beta”), at an acquisition cost of U.S.$98,428,571. Such acquisition will be followed by a merger between Beta and the Company, with the latter assuming all of the rights and obligations of the merged company. As a result of the merger, the Company will increase fixed capital through the issuance of 22,013,060 new shares, which will be issued to the shareholders of Beta at a ratio of 134.780714 new shares for each Beta share. It was also established that the aforementioned transactions will go into effect once the conditions for the closing are fulfilled.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Beginning		Additions			Non-cash		Ending
	Balance		Charged to		Cash	Reductions		Balance
Description	Accrual		Income		Reductions	(Additions)	Reversal	Accrual

Allowance for doubtful accounts
2004	Ps.	6,419	Ps.	5,318	Ps.	Ps.	Ps.	Ps.	11,737
2003	5,088		1,331					6,419
2002	3,263		2,395			570		5,088

* * * * * *