Form 20-F
period 2005-12-31
Homex Development Corp.
filed 2006-06-29
CIK 1293153

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from      to

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:  N/A

Commission File Number:  1-32229

Desarrolladora Homex, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Homex Development Corp. (Translation of Registrant’s name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacán Sinaloa, México
Telephone:  (52667) 758-5800
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, without par value	New York Stock Exchange
American Depositary Shares, each representing six Common Shares, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.50% Senior Guaranteed Exchange Notes due September 28, 2015

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

335,869,550 Common Shares, without par value

Indicate by check mark whether the registrant is a well known seasoned issue as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated Filer ☒	Non accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

*                      Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Page Number
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.
ITEM 3.	KEY INFORMATION.
ITEM 4.	INFORMATION ON THE COMPANY.
ITEM 4a.	UNRESOLVED STAFF COMMENTS
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
ITEM 8.	FINANCIAL INFORMATION.
ITEM 9.	THE OFFER AND LISTING.
ITEM 10.	ADDITIONAL INFORMATION.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
ITEM 15.	CONTROLS AND PROCEDURES.
ITEM 16A.	FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17.	FINANCIAL STATEMENTS.
ITEM 18.	FINANCIAL STATEMENTS.
ITEM 19.	EXHIBITS.

PRESENTATION OF FINANCIAL INFORMATION

Throughout this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “the Company” and “Homex” refer to Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries, including Controladora Casas Beta, S.A. de C.V. and its subsidiaries, which we acquired through a merger on July 1, 2005. In this annual report, Controladora Casas Beta, S.A. de C.V. is sometimes referred to as “Beta.”  Effective June 28, 2006, our name is Desarrolladora Homex, S.A.B. de C.V. to reflect a change in corporate form. See “Item 10. Additional Information.”

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2005.

We prepare our financial statements in constant pesos and in accordance with accounting principles generally accepted in Mexico, referred to as Mexican GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP. See Notes 24 and 25 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our majority net income and majority stockholders’ equity according to Mexican GAAP to consolidated net income and consolidated stockholders’ equity according to U.S. GAAP.

Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our respective financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this annual report has been restated in pesos of constant purchasing power as of December 31, 2005. The Mexican National Consumer Price Index, or NCPI, increased 3.4% from December 31, 2004 to December 31, 2005.

We are also required to determine any gain or loss in our respective monetary positions to reflect the effect of inflation on monetary assets and liabilities under Mexican GAAP. This is done by subtracting monetary liabilities from monetary assets and then adjusting net monetary position by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings.

Pursuant to Mexican GAAP, we recognize revenues from the sale of homes based on the percentage of completion method of accounting, which requires us to recognize revenues as we incur the cost of construction. In this annual report, we use “sell” and refer to homes “sold” in connection with homes where:

•                  the home buyer has submitted all required documents in order to obtain financing from the mortgage lender;

•                  we establish that the home buyer will obtain the required financing from the mortgage lender;

•                  the home buyer has signed a purchase application; and

•                  the home buyer has made a down payment, where down payments are required.

We use “deliver” and refer to homes “delivered” in connection with homes for which title has passed to the buyer and for which we have received the sale proceeds.

Currency Information

Unless otherwise specified, references to “US$,” “U.S. dollars” and “dollars” are to the lawful currency of the United States. References to “Ps.” and “pesos” are to the lawful currency of Mexico. References to “UDI” and

“UDIs” are to Unidades de Inversion, units of account whose value in pesos is indexed to inflation on a daily basis by Banco de Mexico, Mexico’s central bank and published periodically.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not understand these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps. 10.63 to US$1.00, which was the noon buying rate for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar, on December 31, 2005. On June 23, 2006, such noon buying rate was Ps.11.44 to US$1.00.

Unless otherwise indicated, references to UDIs are to UDIs at the Banco de Mexico UDI conversion rate of Ps.3.64 to UDI 1.00 on December 31, 2005. On June 23, 2006, Banco de Mexico’s UDI conversion rate was Ps.3.67 to US$1.00. Industry And Market Data

Market data and other statistical information used throughout this annual report are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our estimates, which are derived from our review of internal surveys, as well as independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

MARKET SHARE AND OTHER INFORMATION

Other Information Presented

The standard measure of area in the real estate market in Mexico is the square meter (m2). Unless otherwise specified, all units of area shown in this annual report are expressed in terms of square meters, acres or hectares. One square meter is equal to approximately 10.764 square feet. Approximately 4,047 square meters (or 43,562 square feet) are equal to one acre and one hectare is equal to 10,000 square meters (or approximately 2.5 acres).

FORWARD LOOKING STATEMENTS

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in our  periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include:

•                  projections of revenues, net income (loss), earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•                  statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation, government housing policy and rates;

•                  statements about our future economic performance or that of Mexico; and

•                  statements of assumptions underlying these statements.

You should not place undue reliance on forward-looking statements, which are based on current expectations. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. All forward-looking statements and risk factors included in this annual report are made as of the date on the front cover of this annual report, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor.

PART I

ITEM 1.                    Identity of Directors, Senior Management and Advisors.

Not Applicable.

ITEM 2.                    Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.                    Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated. Certain information presented in these tables does not include our Beta subsidiary which we acquired on July 1, 2005. Information as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 are derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2005.

The information in the following tables should also be read together with “Item 5. Operating and Financial Review and Prospects”

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Notes 24 and 25 to our audited consolidated financial statements provide information relating to the nature and effect of such differences as they relate to us and provide a reconciliation to U.S. GAAP of consolidated net income and consolidated stockholders’ equity.

Pursuant to Mexican GAAP, our consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities. Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors. Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate. Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2005. The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP. See Notes 24 and 25 to our consolidated financial statements.

On May 15, 2004, one of our affiliates, Econoblock, S.A. de C.V., merged with one of our subsidiaries, Desarrolladora de Casas del Noroeste, S.A. de C.V., or DECANO, with DECANO assuming all the rights and obligations of the merged company. Because the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, in a manner similar to a pooling of interests, based on the guidance provided by Statement of Financial Accounting Standards No. 141, “Business Combinations,” issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements of the merged company are included as if the merger had taken place as of the beginning of the earliest period presented. See Note 2 to our consolidated financial statements.

Except for ratios, percentages, share, per share, per ADS, and operating data, all amounts are presented in thousands of constant pesos.

For additional information regarding financial information presented in this annual report, see “Presentation of Financial and Other Information.”

Homex Selected Consolidated Financial Information.

	Year Ended December 31,
	2005 (Ps.)	2004 (Ps.)	2003 (Ps.)	2002 (Ps.)	2001 (Ps.)
Statement of operations data:
Mexican GAAP:
Revenues (2)	8,536,162	5,491,294	3,008,841	1,403,255	839,447
Costs	5,828,534	3,823,572	2,152,170	983,408	588,860
Gross profit	2,707,628	1,667,722	856,671	419,846	250,587
Selling and administrative expenses	800,272	447,901	275,643	173,173	127,830
Income from operations	1,907,356	1,219,821	581,028	246,673	122,757
Other income (expense)	23,443	44,473	80,454	(1,826)	10,911
Net comprehensive financing cost (3)	457,561	164,948	131,834	154,304	134,899
Income (loss) before income taxes and employee statutory profit sharing	1,473,238	1,099,346	529,648	90,543	(1,228)
Income tax expense	472,044	350,945	189,474	55,415	17,397
Employee statutory profit-sharing expense	9,590	8,806	285	1,616	198
Consolidated net income (loss)	991,604	739,595	339,889	33,514	(18,824)
Net income (loss) of majority stockholders	998,320	730,227	334,410	32,102	(18,824)
Net income (loss) of minority stockholders	(6,716)	9,368	5,479	1,411	—
Weighted average shares outstanding	324,953	281,997	241,521	191,896	147,637
Basic and diluted earnings (loss) per share	3.07	2.59	1.38	0.16	(0.12)
Basic and diluted earnings (loss) per ADS (4)	18.42	15.54	8.28	0.98	(0.74)
U.S. GAAP:
Revenues (2)	7,607,045	4,077,639	2,815,304	1,258,571
Costs	5,422,486	3,073,788	2,159,223	995,928
Gross profit	2,184,559	1,003,851	656,080	262,643
Operating income (5) (6)	1,378,152	539,636	380,105	89,084
Net income	1,215,998	436,311	254,567	66,475
Weighted average shares outstanding	324,953	281,997	241,521	191,896
Basic and diluted earnings per share	3.74	1.55	1.05	0.35
Basic and diluted earnings per ADS (4)	22.44	9.28	6.32	2.08

	As of and for Year Ended December 31,
	2005 (Ps.)	2004 (Ps.)	2003 (Ps.)	2002 (Ps.)	2001 (Ps.)

Balance sheet data:
Mexican GAAP:
Cash and temporary investments	1,318,776	528,223	227,507	71,202	49,009
Trade accounts receivable	5,557,198	3,276,464	1,906,560	1,312,165	1,128,870
Total current assets	10,571,234	6,088,519	3,213,769	1,763,720	1,291,246
Land held for future development	1,785,044	520,853	247,946	90,756	144,997
Property and equipment	460,831	259,838	59,176	28,007	19,008
Total assets	14,102,660	7,001,043	3,567,491	1,893,120	1,467,130
Current portion of long-term debt	17,386	410,384	694,491	430,954	500,597
Total current liabilities	3,610,946	2,257,502	1,789,066	719,903	689,927
Long-term debt	3,347,179	186,233	—	—	—
Land purchases — long-term	11,029	20,761	—	—	—
Total long-term liabilities	4,686,537	840,652	367,328	205,275	176,242
Total liabilities	8,297,483	3,098,154	2,156,394	925,178	866,170
Common stock	489,059	224,378	179,070	172,989	137,077
Total stockholders’ equity	5,805,177	3,902,889	1,411,098	967,941	600,961
U.S. GAAP:
Cash and cash equivalents	1,318,776	528,223	227,507	71,202
Restricted cash	311	21,162	—	—
Accounts receivable	1,139,218	743,288	600,931	193,241
Total current assets	9,808,135	5,731,857	2,940,963	1,585,083
Land held for future development	1,785,044	520,853	244,100	90,755
Property and equipment	460,831	259,838	59,176	28,007

Total assets	13,560,353	6,644,382	3,282,997	1,714,484
Total current liabilities	4,597,135	3,056,803	2,079,525	874,326
Total stockholders’ equity	5,539,154	3,338,895	1,155,909	834,792
Other financial data:
Mexican GAAP:
Depreciation	61,711	25,054	11,436	6,998	7,571
Gross margin (7)	31.7%	30.4%	28.5%	30.0%	30.0%
Operating margin (8)	22.3%	22.2%	19.3%	17.6%	14.6%
Net margin (9)	11.7%	13.5%	11.3%	2.4%	(2.2)%
Other financial data computed from Mexican GAAP financial information:
EBITDA (10)	1,992,510	1,289,348	672,918	251,847	141,241
Net debt (11)	2,045,789	67,734	466,984	359,752	451,588
Ratio of total debt to total stockholders’ equity	58.0%	15.3%	49.2%	44.5%	83.3%
Ratio of total debt to total assets	23.9%	8.5%	19.5%	22.8%	34.1%
U.S. GAAP:
Gross margin (7)	28.7%	24.6%	23.3%	20.9%
Operating margin (8)	18.1%	13.2%	13.5%	7.1%
Net margin (9)	16.0%	10.7%	33.1%	5.3%
Other financial data derived from U.S. GAAP financial information:
EBITDA (10)	1,428,458	644,402	453,010	94,127

___________________

(1)               The financial information as of and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements.

(2)               For U.S. GAAP purposes, sales are recognized when title passes to the home buyer, as opposed to the percentage-of-completion method of accounting used for Mexican GAAP purposes, under which we recognize income from homes we sell as we incur the cost of their construction.

(3)               Represents interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses.

(4)               Assumes all common shares are represented by ADSs. Each ADS represents six common shares. Any discrepancies between per share and per ADS amounts in the table are due to rounding.

(5)               Employee statutory profit-sharing expense is classified as an operating expense under U.S. GAAP.

(6)               Interest capitalized as part of the cost of inventories is included in operating expense under U.S. GAAP.

(7)               Represents gross profit divided by total revenues.

(8)               Represents operating income divided by total revenues.

(9)               Represents net income divided by total revenues.

(10)         EBITDA is not a financial measure computed under Mexican or U.S. GAAP. EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation, (ii) net comprehensive financing costs (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), and (iii) income tax expense and employee statutory profit-sharing expense.

                             EBITDA derived from our U.S. GAAP financial information means U.S. GAAP net income excluding (i) depreciation, (ii) interest expense and monetary position gain or loss, and (iii) income tax expense.

                             We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, and (iii) income tax expense and, for EBITDA derived from our Mexican GAAP financial information, employee statutory profit-sharing expense.

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

                             EBITDA has certain material limitations as follows:  (i) it does not include interest expense, which, because we have borrowed money to finance some of our operations, is a necessary and ongoing part of our costs and assisted us in generating revenue; (ii) it does not include taxes, which are a necessary and ongoing part of our operations; and (iii) it does not include depreciation, which, because we must utilize property and equipment in order to generate revenues in our operations, is a necessary and ongoing part of our costs. Therefore, any measure that excludes any or all of interest expense, taxes and depreciation has material limitations.

Reconciliation of Net Income (Loss) to EBITDA Computed from Our Mexican GAAP Financial Information.

	Year Ended December 31,
	2005	2004	2003	2002	2001
Net income (loss)	Ps.991,604	Ps.739,595	Ps.339,889	Ps. 33,514	Ps. (18,824)
Depreciation	61,711	25,054	11,436	6,998	7,571
Net comprehensive financing cost	457,561	164,948	131,834	154,304	134,899
Income tax expense and employee statutory profit sharing expense	481,634	359,751	189,759	57,031	17,595
EBITDA	Ps.1,992,510	Ps.1,289,348	Ps.672,918	Ps.251,847	Ps.141,241

Reconciliation of Net Income to EBITDA Computed from Our U.S. GAAP Financial Information.

	Year Ended December 31,
	2005	2004	2003	2002
Net income	Ps.1,215,998	Ps.436,311	Ps.254,567	Ps.66,475
Depreciation	61,711	25,054	11,436	6,998
Interest expense	(101,865)	(29,269)	24,135	(18,140)
Income tax expense	252,614	212,306	162,872	38,794
EBITDA	Ps. 1,428,458	Ps.644,402	Ps. 453,010	Ps. 94,127

(11)               Net debt is not a financial measure computed under Mexican GAAP. We compute net debt as the sum of all debt less cash and temporary investments, each of which is computed in accordance with Mexican GAAP. Management uses net debt as a measure of our total amount of leverage, as it gives effect to cash accumulated on our balance sheets. Management believes net debt provides useful information to investors because it reflects our actual debt as well as our available cash and temporary investments that could be used to reduce this debt. Net debt has certain material limitations in that it assumes the use of our cash and temporary investments to repay debt that is actually still outstanding and not to fund operating activities or for investment.

Reconciliation of Total Debt to Net Debt Derived from Our Mexican GAAP Financial Information.

	As of December 31,
	2005	2004	2003	2002	2001
Current portion of long-term debt	Ps. 17,386	Ps. 410,384	Ps. 694,491	Ps. 430,954	Ps. 500,597
Long-term debt	3,347,179	186,233	—	—	—
Total debt	3,364,565	596,617	694,491	430,954	500,597
Cash and temporary investments	1,318,776	528,223	227,507	71,202	49,009
Net debt	Ps. 2,045,789	Ps. 67,734	Ps. 466,984	Ps. 359,752	Ps. 451,588

DIVIDENDS

A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount, and payment of dividends. Under Mexican law, dividends may only be paid from retained earnings and if losses for prior fiscal years have been paid.

We have not paid dividends since we were formed in 1998 and we do not currently expect to pay dividends. We intend to devote a substantial portion of our future cash flow to funding working capital requirements and purchasing land. We may consider adopting a dividend policy in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects, and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of future debt instruments that may limit our ability to pay dividends. We may also consider instituting a share repurchase program.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day ‘ of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. All amounts are stated in pesos, and we have not restated the rates in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Year Ended December 31,	Noon Buying Rate (Ps. Per US$)
	Low (1)	High (1)	Average (2)	Period End
2001	8.95	9.97	9.34	9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.80	11.24
2004	10.81	11.64	11.29	11.15
2005	10.41	11.42	10.89	10.63

Month Ended
December 31, 2005	10.41	10.77	10.63	10.63
January 31, 2006	10.44	10.64	10.54	10.44
February 31, 2006	10.43	10.53	10.48	10.45
March 31, 2006	10.46	10.95	10.75	10.90
April 30, 2006	10.86	11.16	11.05	11.09
May 31, 2006	10.84	11.31	11.09	11.29
June 23, 2006	11.28	11.46	11.40	11.44

___________________

(1)               Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)               Average of month-end rates.

On June 23, 2006, the noon buying rate for pesos was Ps.11.44 to US$1.00. On June 23, 2006 the Banco de Mexico UDI conversion rate was Ps.3.67 to UDI 1.00.

Except during a liquidity crisis lasting from September through December 1982, Banco de Mexico has consistently made foreign currency available to Mexican private sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, it is possible that foreign currency will not continue to be available to private sector companies or that foreign currency that we may need to service foreign currency obligations or to import goods will not be available for purchase in the open market without substantial additional cost.

RISK FACTORS

Risk Factors Related to Our Business

Decreases in the Amount of Mortgage Financing Provided by Mexican Government-Sponsored Agencies on which We Depend, or Disbursement Delays, Could Result in a Decrease in Our Sales and Revenues

The home building industry in Mexico has been characterized by a significant shortage of mortgage financing. Historically, the limited availability of financing has restricted home building and contributed to the current shortage of affordable entry-level housing. Substantially all financing for affordable entry-level housing in Mexico is provided by government-administrated housing funds such as:

•                  the National Workers’ Housing Fund Institute, or INFONAVIT (Instituto del Fondo Nacional para la Vivienda de los Trabajadores), which is financed primarily through mandatory contributions from the gross wages of private sector workers, and securitization of mortgages in the capital markets;

•                  the Social Security and Services Institute Public Sector Workers’ Housing Fund, or FOVISSSTE (Fondo para la Vivienda y la Seguridad y Servicios Sociales para los Trabajadores del Estado), which is financed primarily through mandatory contributions from the gross wages of public sector workers; and

•                  public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal, S.N.C., Institucion de Banca de Desarrollo), which is financed through its own funds as well as funds provided by the World Bank and a trust managed by Banco de Mexico.

See “Business—The Mexican Housing Market.”

The amount of funding available and the level of mortgage financing from these sources is limited and may vary from year to year.

These government-sponsored entities have significant discretion in terms of the allocation and timing of disbursement of mortgage funds. We depend on the availability of mortgage financing provided by these government-sponsored entities for substantially all of our sales of affordable entry-level housing, which sales represented 78.1% of our revenues and 72.1% of our operating income for 2005, and 78.2% of our revenues and 67.6% of our operating income for 2004.

Accordingly, our financial results are affected by policies and administrative procedures of INFONAVIT, FOVISSSTE, and SHF, as well as by the Mexican government’s housing policy. The availability of mortgage financing granted by INFONAVIT AND FOVISSSTE has increased significantly during the past five years as compared to historical levels while financing from the SHF has decreased due to a change in policy at SHF in 2005. From 2001 through 2005, the amount of mortgage financing granted in terms of number of homes by these government-sponsored entities increased by 81.5% according to Softec, S.C. (“Softec”). However, future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of INFONAVIT, the geographic allocation of mortgage financing, that could result in a decrease in our sales and revenues.

Additionally, in 2001 we experienced delays of up to three months in the disbursement of mortgage funds for homes that were financed by INFONAVIT. Due to the change in the presidential administration following the 2000 elections in Mexico and the resulting change in the administration of INFONAVIT, the agency suspended processing mortgages pending the appointment of its new general director. Although we have not experienced delays of this magnitude since 2001, there is a possibility of delays at the end of 2006 and in early 2007 as a result of the upcoming 2006 presidential election. Disruptions in the operations of government-sponsored lenders, for any reason, may occur and result in a decrease in our sales and revenues.

Decreases or delays in the amount of funds available from INFONAVIT, FOVISSSTE, SHF or other sources, or substantially increased competition for these funds, could result in a decrease in our sales and revenues. These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

A Slowdown in the Mexican Economy Could Limit the Availability of Private-Sector Financing in Mexico, on which We Depend for Our Sales of Middle-Income Housing, which Could Result in a Decrease in Our Sales and Revenues

One of our principal strategies is to expand our operations in the middle-income housing sector while maintaining our margins and without adverse affecting our financial condition. Our expansion into this market depends on private sector lenders, such as commercial banks and Limited Purpose Financial Companies (Sociedades Financieras de Objeto Limitado, or “sofoles”), which provide a substantial majority of mortgage financing for the middle-income sector. The availability of private sector mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations. From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico. However, during the same period a number of sofoles were formed, serving the mostly middle-income market. Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand. However, it is possible that the amount of mortgage financing provided by private sector entities for the middle-income housing market will not increase or be maintained at current levels.

We Experience Significant Seasonality in Our Results of Operations

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

We May Experience Difficulty in Finding Desirable Land Tracts or Increases in the Price of Land May Increase Our Cost of Sales and Decrease Our Earnings

Our continued growth depends in large part on our ability to continue to be able to acquire land and to do so at a reasonable cost. As more developers enter or expand their operations in the Mexican home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand or decreased supply. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to continue to acquire suitable land at reasonable prices in the future.

Increases in the Price of Raw Materials May Increase Our Cost of Sales and Reduce Our Net Earnings

The basic raw materials used in the construction of our homes include concrete, concrete block, steel, bricks, windows, doors, roof tiles and plumbing fixtures. Increases in the price of raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales and reduce our net earnings to the extent we are unable to increase our sales prices. It is possible that the prices of our raw materials will increase in the future.

Because We Recognize Income From Sales of Homes Under the Percentage-of-Completion Method of Accounting Before Receiving Cash Revenue, Failed Closings Could Result in a Shortfall of Actual Cash Received and Require an Adjustment to Revenue Previously Recorded

In accordance with Mexican GAAP, and consistent with industry practice in Mexico, we recognize income from the sale of homes based on the percentage-of-completion method of accounting, which in Mexico requires us to recognize income as we incur the cost of construction. See Note 3 to our consolidated financial statements for a discussion of the percentage-of-completion method. However, we do not receive the proceeds from these sales until the homes are delivered. As a result, there is a risk that revenue in respect of the income recognized for accounting purposes will not be received due to the failure of a sale to close. Historically, an immaterial amount of our home sales have failed to close.

Loss of Services of Our Key Management Personnel Could Result in Disruptions to Our Business Operations

Our management and operations are dependent in large part upon the contributions of a small number of key senior management personnel, including Eustaquio Tomas de Nicolas Gutierrez, our chairman, and Gerardo de Nicolas Gutierrez, our CEO. We do not have employment or non-compete agreements with or maintain key-man life insurance in respect of either of these individuals. Because of their knowledge of the industry and our operations and their experience with Homex, we believe that our future results will depend upon their efforts, and the loss of the services of any of these individuals for any reason could result in disruptions to our business operations.

Competition from Other Home Builders Could Result in a Decrease in Our Sales and Revenues

The home building industry in Mexico is highly competitive. Our principal competitors include Corporacion GEO, S.A. de C.V., Consorcio ARA, S.A. de C.V., URBI Desarrollos Urbanos, S.A. de C.V., SARE, S.A. de C.V. and Grupo SADASI. Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land. Competition is likely to continue or intensify. Competitive conditions may prevent us from achieving our goal of increasing our volumes of sales, or increased competition may result in a decrease in our sales and revenues.

Changes in Building and Zoning Regulations to which We Are Subject Could Cause Delays in Construction and Result in Increased Costs

The Mexican housing industry is subject to extensive building and zoning regulation by various federal, state, and municipal authorities. These authorities oversee land acquisition, development and construction activities, and certain dealings with customers. The costs associated with obtaining building and zoning permits, paying purchase or development fees and taxes, securing utility service rights and titling new homes are substantially higher in Mexico than in other countries and vary significantly from region to region in Mexico. We are required to obtain the approval of numerous federal, state, and local governmental authorities for our development activities. Changes in local circumstances or applicable law or regulations of such entities may require modifying or applying for additional approvals or changing our processes and procedures to comply with them. It is possible that these factors could cause delays in construction and result in increased costs.

Changes to Environmental Laws and Regulations to which We Are Subject Could Cause Delays in Construction and Result in Increased Costs

Our operations are subject to Mexican federal, state, and municipal environmental laws and regulations. Changes to environmental laws and regulations, or stricter interpretation or enforcement of existing laws or regulations, could cause delays in construction and result in increased costs.

Our Uninsured Housing Developments under Construction Could Suffer Unforeseen Casualties, which Could Result in Significant Losses to Us

We do not generally obtain liability insurance to cover housing developments under construction unless it is required by providers of construction financing. In the event that our uninsured housing developments suffer unforeseen casualties, we may experience significant losses.

The Increase in Our Leverage Could Significantly Affect Our Growth and Operating Results

Our level of debt is significantly higher than historical levels. The increase in the debt service costs could reduce the amount of cash which would otherwise be available to invest in land acquisition for new -developments or to meet other obligations. A high level of leverage could reduce our access to new financing sources on favorable terms and with it, adversely affect our growth prospects, operating results and financial condition.

Reduction in distributions from our operating subsidiaries could limit our ability to pay dividends and service our debt obligations

We are a holding company with no substantial operations and no significant assets other than the common shares of our majority-owned subsidiaries. We depend on receiving sufficient funds from our subsidiaries for virtually all our internal cash flow, including cash flow to pay dividends and service our debt obligations. As a result, our cash flow will be affected if we do not receive dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us is limited by requirements that need to be satisfied under Mexican law. This ability may also be limited by credit agreements entered into by our subsidiaries.

Risk Factors Related to the Acquisition of Beta

We May Fail to Realize the Anticipated Benefits of Our Merger with Beta which will Present Significant Challenges-Risks Relating to the ADSs and the Common Shares

On July 1, 2005 we acquired Controladora Casas Beta, S.A. de C.V., which has now been merged into our Company. The success of the merger will depend, in part, on our ability to realize the anticipated growth opportunities and cost savings from combining our business with Beta’s business.

Risk Factors Related to Mexico

Adverse Economic Conditions in Mexico May Result in a Decrease in Our Sales and Revenues

We are a Mexican company with substantially all of our assets located in Mexico and all of our revenues derived from operations in Mexico. As such, our business may be significantly affected by the general conditions of the Mexican economy.

Mexico experienced a period of slow growth from 2001 through 2003 primarily as a result of the downturn in the U.S. economy. In 2001, Mexico’s gross domestic product, or GDP, declined by 0.3%, while inflation reached 4.4%. In 2002, GDP grew by 0.9% and inflation reached 5.7%. In 2003, GDP grew by 1.2% and inflation declined to 4.0%. In 2004, GDP grew by 4.2% and inflation increased to 5.2%. During 2005, GDP grew by 3% and inflation decreased to 3.3%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federacion) averaged approximately 11.3%, 7.1%, 6.2%, 6.8%, and 9.2% for 2001, 2002, 2003, 2004 and 2005, respectively. Accordingly, to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Fluctuations of the Peso Relative to the U.S. Dollar Could Result in an Increase in Our Cost of Financing and Limit Our Ability to Make Timely Payments on Foreign Currency Denominated Debt

Because substantially all of our revenues are and will continue to be denominated in pesos, if the value of the peso decreases against the U.S. dollar, our cost of financing will increase. Severe depreciation of the peso may also result in disruption of the international foreign exchange markets. This may limit our ability to transfer or convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our securities and any U.S. dollar-denominated debt that we may incur in the future. While the Mexican government has not restricted the right or ability of Mexican or foreign individuals to convert pesos into U.S. dollars or to transfer other currencies out of Mexico since 1982, the Mexican government could institute restrictive exchange rate policies in the future.

Political Events in Mexico May Result in Disruptions to Our Business Operations and Decreases in Our Sales and Revenues

The Mexican government exercises significant influence over many aspects of the Mexican economy. In addition, we depend on Mexican government housing policy, especially with regard to the operation of government-sponsored mortgage providers, for a large portion of our business. As a result, the actions of the Mexican government concerning the economy and regulating certain industries could have a significant effect on Mexican private sector entities, including Homex, and on market conditions, prices, and returns on Mexican securities.

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

On July 2, 2006 the Mexican presidential and congressional elections will be held. We cannot assure you that the next administration will continue to support the current housing policies, although all of the three main candidates have emphasized that these policies will remain. Any change in such policies could have a significant effect on Mexican homebuilders, including Homex, as well as on housing finance, demand for housing, market conditions, and the prices of and returns on Mexican securities or that results of the 2006 presidential elections and presidential succession will not adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities. These and other future developments in the Mexican political or social environment may cause disruptions to our business operations and decreases in our sales and revenues. In the past, most presidential and congressional elections have resulted in significant disruptions in the business community.

Developments in Other Countries May Result in Decreases in the Price of Our Securities

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

In addition, the direct correlation between economic conditions in Mexico and the United States has sharpened in recent years as a result of the North American Free Trade Agreement and increased economic activity between the two countries. As a result, economic downturns in the United States could have a significant adverse effect on the Mexican economy, which, in turn, could affect our financial condition and results of operations.

We Are Subject to Different Corporate Disclosure and Accounting Standards than U.S. Companies

A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less or different publicly available information about foreign issuers of securities than is regularly published by or about U.S. issuers of listed securities.

Risk Factors Related to Our Common Shares and ADSs

Future Issuances of Shares May Result in a Decrease of the Market Price of the ADSs and Common Shares

In the future, we may issue additional equity securities for financing and other general corporate purposes, although there is no present intention to do so. Any such sales or the prospect of any such sales could result in a decrease of the market price of the ADSs and common shares.

Future Sales of Our Shares by Our Principal Shareholders May Result in a Decrease of the Share Price of Our Securities

Our principal shareholders, including the de Nicolas family and Equity International Properties, hold 54% of our outstanding share capital. Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange. None of our principal shareholders is subject to any contractual restrictions that limit their right to dispose of their common shares.

Preemptive Rights May be Unavailable to Holders of Our ADSs, Which May Result in a Dilution of ADS Holders’ Equity Interest in Our Company

Under Mexican law if we issue new shares for cash as part of a capital increase, we must grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their pro-rata interest unless we issue shares in a public offering. However, we may not be legally permitted to offer ADS holders in the United States the right to exercise preemptive rights in any future issuances of shares unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares; or the issuance qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, or Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of enabling U.S. holders of ADSs to exercise preemptive rights, and any other factors that we consider important in determining whether to file a registration statement to permit the exercise of mandatory preemptive rights. It is possible that we will not file such a registration statement. As a result, the equity interests of ADS holders would be diluted to the extent that ADS holders cannot participate in a future capital increase.

Under the terms of the ADSs, you may instruct the depositary, JPMorgan Chase Bank, to vote the ordinary shares underlying our ADSs, but only if we request the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the common shares underlying the ADSs and vote such common shares. However, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out or receive your voting instructions on time or carry them out in the manner you have instructed. As a result, you may not be able to exercise your right to vote.

In addition, Mexican law and our bylaws require shareholders to deposit their common shares with our secretary or with a Mexican custodian and provide evidence of their status as shareholders in order to attend shareholders’ meetings. ADS holders will not be able to meet this requirement and accordingly are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the common shares underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the common shares. Please see “Description of American Depositary Receipts” of this prospectus for further discussion regarding the deposit agreement and your voting rights.

Minority Shareholders Have Different Rights Against Us, Our Directors, or Our Controlling Shareholders in Mexico

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because Mexican laws concerning fiduciary duties of directors are not well developed, there are limited grounds on which a minority shareholder may bring an action against directors for breach of this duty as permitted in most jurisdictions in the United States. The grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of suits in Mexico. Procedures for class action lawsuits do not exist under Mexican law. Therefore, it may be more difficult- for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons

We are organized under the laws of Mexico. A majority of our directors, executives officers and controlling persons reside outside the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside the U.S., and certain of the experts named in this annual report also reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel. Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities law and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See “Limitation of Liability.”

ITEM 4.    Information on the Company.

BUSINESS OVERVIEW

HISTORY AND DEVELOPMENT

Desarrolladora Homex, S.A.B. de C.V. is a corporation (sociedad anónima de capital variable) registered in Culiacán, Sinaloa, Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on March 30, 1998

with an indefinite corporate existence. Our full legal name is Desarrolladora Homex, S.A.B. de C.V. and, effective June 28, 2006, our full legal name is Desarrolladora Homex, S.A.B. de C.V.. Our principal executive offices are located at Boulevard Alfonso Zaragoza M. 2204 Norte, Fraccionamiento Bonanza, 80020, Culiacán Sinaloa, México. Our telephone number is +52 (667) 759-5800. Our legal domicile is Boulevard Alfonso Zaragoza Maytorena 2204 norte, 80020, Culiacán, Sinaloa, México.

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

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of ‘ the services necessary to build the infrastructure of our developments. In 2005 we spent Ps.149.8 million on capital expenditures, primarily to fund the integration of Beta’s purchases of construction equipment to support growth. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Recent Developments

Acquisition of Controladora Casas Beta, S.A. de C.V.

On July 1, 2005, we acquired Controladora Casas Beta, S.A. de C.V., or Beta, which, prior to its acquisition by us, was the sixth-largest homebuilder in Mexico measured by units sold in 2004. After giving effect to the acquisition, we believe we are now the largest homebuilder in Mexico in terms of operating income on a pro forma basis for 2005. Beta’s results are consolidated into Homex’s 2005 audited financial statements.

We believe that our acquisition of Beta will provide significant economies of scale. Together with Beta, we have approximately a 6.6% share of the Mexican housing market in terms of units sold in 2005. Our Beta acquisition also strengthens our presence in the top four Mexican home-building markets:  Estado de Mexico, Guadalajara, Monterrey and Tijuana.

Note Offering and Exchange Offering

On September 28, 2005, we consummated our offering of US$250 million aggregate principal amount of 7.50% Senior Guaranteed Notes due September 28, 2015, the “September 2005 Note Offering”. The Senior Guaranteed Notes were entitled to registration rights. Pursuant to the registration rights agreement covering the Senior Guaranteed Notes, we commenced an exchange offer whereby the 7.50% Senior Guaranteed Exchange Notes due 2015 were registered and offered in exchange for the 7.50% Senior Guaranteed Notes. The terms of the registered Senior Guaranteed Exchange Notes are more fully described in our Registration Statement on Form F-4 filled with the SEC.

Our Company

We are a vertically-integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and upper-income housing in Mexico. During 2004 we sold 21,053 homes, an increase of 57.2% over 2003, and during 2005 we sold 31,594 homes, an increase of 50.9% over 2004. As of December 31, 2005 we had 67 developments under construction in 26 cities located in 17 Mexican states. We had total land reserves under title of approximately 13.1 million square meters as of December 31, 2005 on which we estimate we could build approximately 55,000 affordable entry-level homes and approximately 25,500 middle-income homes. As of December 31, 2005, we also had approximately 14.3 million square meters of land for which we had signed purchase agreements and made partial payment, and for which title was in the process of being transferred. We estimate that we could build approximately 70,000 affordable entry-level homes and 4,000 middle-income homes on this land.

We believe that we have grown faster than the three other largest publicly traded Mexican home development companies over the past three-year period ended December 31, 2005, based on:

•                  number of homes sold, reflected by our compounded annual growth rate of 54.0% versus a 17.5% average compounded annual growth rate for these other three companies;

•                  revenues, reflected by our compounded annual growth rate of 71.8% versus a 21.1% average compounded annual growth rate for these other three companies; and

•                  net income, reflected by our average compounded annual growth rate of 75.6% versus a 42.0% average compounded annual growth rate for these other three companies.

In addition, we believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations as of December 31, 2005 in 26 cities located in 17 Mexican states. In addition, our sales are not concentrated in a limited number of areas, compared to our competitors, with only one city (Guadalajara) in which we operate providing approximately 15.6% of our revenues and no other city providing more than 10% of our revenues for the 12-month period ended December 31, 2005.

From time to time, we evaluate investments in real estate projects and companies outside Mexico with a view toward replicating our business model in other jurisdictions. To this end, we may also enter into real estate development joint ventures and strategic alliances with the assistance of knowledgeable local partners. Such investments, if any, are not expected to be material in terms of cost or management time.

Our Products

Mexico’s developer-built housing industry is divided into three tiers according to cost:  affordable entry-level, middle-income, and residential. We consider affordable entry-level homes to range in price between Ps.173,000 and Ps.399,000 (US$16,275 and US$37, 535), middle-income homes to range in price between Ps.400,000 and Ps.1,700,000 (US$37,629 and US$159,925) and residential homes to have a price above Ps.1,800,000 (US$169,332). We currently focus on providing affordable entry-level and middle-income housing for our clients.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2005, our affordable entry-level homes had an average sales price of approximately Ps.234,000 (US$22,013). A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom. We are able to deliver a completed affordable entry-level home in approximately seven to ten weeks from the time a buyer obtains a mortgage approval. Currently, our largest affordable entry-level housing developments are located in the cities of Guadalajara, Monterrey, Culiacan, and Nuevo Laredo and the State of Mexico.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2005, our middle-income homes had an average sales price of approximately Ps.551,000 (US$51,834). A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. We are able to deliver a completed middle-income home in approximately twelve to fourteen weeks from the time a buyer obtains a mortgage approval. In response to the increase in demand for middle-income housing in Mexico and the higher margins generally obtainable from middle-income housing developments, we launched ten middle-income developments in 2005 in the cities of La Paz, Guadalajara, Atizapán, Metepec, Lerma León, Los Cabos, Morelia, Culiacán and Nuevo Laredo. In 2005, 21.9% of our revenue was attributable to sales of middle-income housing compared to 20.9% in 2004.

Land Reserve

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing. Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development. We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, include sewage, roads and electricity in balance with a purchase price that will maximize margins within the limits of available mortgage financing. We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine that it is suitable for construction. We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow. As a result, our total land reserves fluctuate between our targeted 18 to 24 months of future home deliveries depending upon the time of year.

As of December 31, 2005, we had total land reserves under title of approximately 13.1 million square meters on which we estimate we could build approximately 55,000 affordable entry-level homes and 25,500 middle-income homes. We also had approximately 14.3 million square meters of land for which we had signed purchase agreements and made partial payment, and for which title was in the process of being transferred. We estimate that we could build approximately 70,000 affordable entry-level homes and 4,000 middle-income homes on this land.

Our Relationship with Equity International Properties, Ltd.

Beginning in 1999, private investors, including in 2002, Equity International Properties, Ltd., or EIP, a privately held investment company specializing in real estate investments outside the United States, made a number of equity investments in Homex in an aggregate amount of US$30.0 million. EIP is affiliated with Equity Group Investments, L.L.C., or EGI, a privately-held investment company founded by Samuel Zell, chairman of EIP. EGI, together with its affiliates, is one of the largest real estate investment companies in the United States. EIP participates on our board of directors.

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

Efficient Working Capital Management

Our standardized processes allow us to time the construction and delivery of our homes and payment to our suppliers efficiently, which has allowed us to reduce our borrowing needs and minimize working capital requirements. We do not commence construction on a development stage until prospective buyers representing at least 10% of the planned number of homes in that stage have qualified to receive mortgage financing. We seek to maintain a short construction period of less than ten weeks for affordable entry-level housing and less than fourteen weeks for middle-income housing by using our systems to maximize the efficiency of our standardized methods. This speed allows us to maximize our working capital by minimizing overhead and coordinating payables with receivables, which greatly reduces our borrowing needs, and to minimize our costs.

Geographic Diversification

We believe that we are one of the most geographically diversified home development companies in Mexico. As of December 31, 2005, our operations included 67 developments in 26 cities located in 17 Mexican states, which states represent 68% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informatica). Many of our developments are located in markets where no major competitors currently operate. In addition, our sales are not concentrated in limited areas, compared to our competitors. For instance, only one city (Guadalajara) in which we operate accounted for approximately 15.6% of our revenues and no other city accounted for more than 10% of our revenues for period ended December 31, 2005. We believe that this geographic diversification reduces our risk profile as compared to our less-diversified competitors.

Experienced and Committed Management Team

Eustaquio Tomas de Nicolas Gutierrez, our chairman, co-founded Homex’s predecessor in 1989, and Gerardo de Nicolas Gutierrez, our CEO, joined us in 1993. Our senior management team is comprised of executives with an average of 15 years’ experience in their respective areas of responsibility. Senior management owns an aggregate of 16.37% of our common shares. Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers. Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Business Strategies

Maintain a Conservative Financial Position

We operate our business with the goal of reducing our exposure to interest rate and financing risk. We begin construction only when an approved buyer has qualified for a mortgage and, if applicable, made a down payment, thereby reducing our working capital needs. We believe the resulting financial flexibility enhances our ability to respond quickly to market opportunities and minimizes any negative effects that might result from a downturn in the economy.

Focus on Growth Consolidation and High-Return Opportunities

Our strategy is to consolidate our growth and to identify and target high return opportunities such as middle-income home sales. For the year ended December 31, 2005, 30.7% of our revenue came from middle-income home sales as compared to 26.2% in the same period in the prior year. We have developed an operating model that we believe allows us to enter underserved markets quickly and efficiently in order to take advantage of attractive opportunities offered by increased availability of public and private sector mortgage financing. In response to these opportunities, during the last three calendar years and the year ended December 31, 2005 we launched 34 new affordable entry-level developments in 16 cities. Increased availability of private sector financing has also allowed us to expand our presence in the middle-income sector, which provides higher margins than affordable entry-level homes. We launched eight new middle-income developments in 2004 and ten new middle-income developments in nine cities in 2005. We expect to continue to expand our operations in the higher margin middle-income sector.

Maintain Appropriate and Balanced Land Reserves

Our ability to identify, acquire, and improve land is critical to our success. Because the success of our operations depends, among other things, on managing our reserves efficiently, we continually review our portfolio and seek new development opportunities. We balance our need for additional land for growth with our desire to minimize leverage and avoid excessive land inventory. Our current goal is to maintain sufficient land reserves for a minimum of 18 to 24 months of future home deliveries. This time period allows us to undertake the lengthy processes necessary to prepare land for development, including identifying suitable parcels, locating adequate water supplies, obtaining required governmental permits and authorizations, and incorporating parcels into existing urban zones. We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale. As of December 31, 2005, we had total land reserves of approximately 13.1 million square meters, which had an estimated aggregate capacity of approximately 55,000 affordable entry-level homes and approximately 25,500 middle-income homes. As December 31, 2005, we also had approximately 14.3 million square meters of land for which we had signed purchase agreements and made partial payment, and for which title was in the process of being transferred. We estimate that we could build approximately 70,000 affordable entry-level homes and 4,000 middle-income homes on this land.

Continue to Build and Contribute to Successful Communities

We seek to foster brand loyalty by enhancing the quality and value of our communities through building and donating schools, day-care facilities, parks and churches, and by providing other social services to residents of the housing we develop. We are committed to fulfilling our clients’ needs by responding to and meeting their demands. Through market studies, for example, we determine that home buyers prefer larger home sizes over higher priced finishing details. We allow our clients to improve these details at their own expense in order to offer more square footage per house than similarly priced homes offered by our competitors. At the same time, we seek to become the best employer to our employees through training and educational opportunities. We seek to hire and keep talented employees and invest in training our workforce at all levels by offering programs such as middle-school equivalency courses for our construction laborers. We are committed to becoming the best customer to our suppliers by offering various payment alternatives and opportunities for cooperative growth, and through our factoring structure and other initiatives, including electronic ordering and payment systems. We believe that these factors make us a preferred home builder, employer, and customer and ultimately enhance our overall business.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tapachula in the south, which represent 17 states as of December 31, 2005. Only one city (Guadalajara) in which we operate accounted for approximately 15.6% of our revenues and no other city accounted for more than 10% of our revenues for the year ended December 31, 2005. In the year ended December 31, 2004, our developments in Guadalajara represented 23.0% of our revenues. We anticipate that in the future, revenues attributable to our developments in Guadalajara will represent an even smaller portion of our total revenues. We expanded into Guadalajara, the capital of the state of Jalisco and Mexico’s second largest city, because the financing available from government-sponsored lenders such as INFONAVIT during 2003 significantly exceeded the construction capacity of existing developers in the area. We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.

Total Homes Sold

The following table sets forth information on our historical sales by state. During 2002, all of the homes we sold were affordable entry-level homes. No middle-income homes were sold in 2002. During 2003, 96.5% of the homes we sold were affordable entry-level homes and 3.5% of the homes we sold were middle-income homes. During 2004, 91% of the homes we sold were affordable entry-level homes and 9% of the homes we sold were middle-income homes. During 2005, 88.8% of the homes we sold were affordable entry-level homes and 11.2% of the homes we sold were middle-income homes.

	Year Ended December 31,
	2005		2004		2003		2002
State	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level
Baja California	1,682	350	220	289	—	—	—
Baja California Sur	894	33	1,180	—	584	84	865
Chiapas	1,126	—	1,317	18	391	6	174
Chihuahua	562	37	1,171	—	980	—	824
Guanajuato	376	637	783	—	356	—	308
Estado de Mexico	6,403	715	30	262	—	115	—
Guerrero	759	—	867	—	—	—	—
Hidalgo	156	93	—	31	—	—	—
Jalisco	5,184	926	5,264	501	6,641	121	1,406
Michoacan	821	105	686	—	388	—	313
Nayarit	—	—	—	—	444	—	204
Nuevo Leon	3,394	—	1,691	—	—	—	—

Oaxaca	273	—	246	—	—	—	—
Sinaloa	2,146	238	2,092	464	1,412	108	2,017
Sonora	968	13	751	247	603	29	477
Tamaulipas	2,188	244	2,471	—	1,434	—	589
Veracruz	1,271	—	5	—	—	—	—
Yucatan	—	—	—	—	—	—	29
Total	28,203	3,391	19,141	1,912	12,933	463	7,206

THE MEXICAN HOUSING MARKET

We have obtained the following information from public sources, including publications and materials from the Mexican Ministry of Social Development, or SEDESOL (Secretaria de Desarrollo Social), the Mexican Population Council, or CONAPO (Consejo Nacional de Poblacion), INEGI, INFONAVIT, SHF, the Mexican Home Building and Development Industry Chamber of Commerce, or CANADEVI (Camara Nacional de la Industria de Desarrollo y Promocion de la Vivienda), and CONAFOVI. We have not independently verified any of the information provided in this section.

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

According to INEGI, Mexico had a population of approximately 97.5 million in 2000, or approximately 22.3 million households. CONAPO estimates that there were approximately 28.1 million households by the end of 2005.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s. The children born during this boom are contributing to the current increased demand for housing. The target consumer group for our homes is typically between 25 and 49 years old. In 2000, the 25-49 year-old age group represented approximately 31 million people or 32% of Mexico’s total population. CONAPO estimates that by 2020, this age group will represent 46 million or 38% of Mexico’s total population. The growth of this group is expected to contribute to increased housing demand in Mexico.

Housing Supply

In 2001, CONAFOVI housing statistics indicated there was a shortage of 4.3 million homes in Mexico. This figure included the need for: *

•                  1.8 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•                  2.5 million substandard homes in need of extensive repair and possible replacement. In addition, there are expected to be approximately 28.1 million households in Mexico by the end of 2005 and 32.9 million households by 2010.

These estimates suggest that Mexico will have to increase its housing stock by 4.7 million units between 2005 and 2010. CONAFOVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 766,000 units per year into the near future. To address the immediate shortage of 4.3 million homes as well as the anticipated new demand, the Mexican government has committed to financing and/or building at least 750,000 units a year in 2006.

Market Sectors

In general, Mexico’s developer-built (as opposed to self-built) housing market is divided into three sectors according to cost:  affordable entry-level, middle-income and residential. The developer-built housing market includes homes built by contractors and developers, which are generally financed by mortgage providers. These homes are built with official permits, have municipal services, and are located on land that is registered and titled by the buyer. Developers must obtain proper zoning permits, install infrastructure, obtain any necessary financing commitments from lenders, and clear title to the land.

We categorize Mexico’s developer-built housing market in the table below:

Housing Market Sectors

Sector	Cost	Size	Characteristics
Affordable entry-level	between Ps.173,000 and Ps.399,000 (US$16,279-US$37,544)	45m2-76m 2 (484 ft 2-818 ft 2)	Kitchen; living-dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	between Ps.400,000 and Ps.1,700,000 (US$37,638-US$159,962)	76m 2-172m 2 (818 ft 2-1,851 ft 2)	Kitchen, family room; living-dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	more than Ps.1,700,000 (US$159,962)	more than 172m 2 (1,851 ft 2)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Government Policy and Available Financing

The size of the developer-built market depends to a great extent on the availability of mortgage financing. Due to liquidity crises occurring in the last twenty years, Mexico has experienced fluctuations in the availability of mortgage financing, particularly from private sector sources. As a result, the supply of affordable entry-level and middle-income housing has also remained low during this period.

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

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via government-sponsored funds in the affordable entry-level sector. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period, the government authorized sofoles that underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private sector lending by supporting consolidation in the housing development industry.

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

Sources of Mortgage Financing

Four principal sources provide mortgage financing for Mexico’s housing market:

•                  Mortgage providers financed by mandatory employer or member contributions to public funds, including:

•                  INFONAVIT, serving private sector employees,

•                  FOVISSSTE, serving public sector employees, and

•                  SHF, which provides financing to credit-qualified homebuyers through financial intermediaries such as commercial banks or sofoles through funds from the World Bank, the Mexican government, and its own portfolio;

•                  Commercial banks and sofoles using their own funds; and

•                  Direct subsidies from public housing agencies and state housing trusts, including the Mexican Fund for Popular Housing, or Fonhapo (Fideicomiso Fondo Nacional de Habitaciones Populares).

According to CONAFOVI, these mortgage providers originated 561,550 home mortgages in 2005, as follows:

INFONAVIT

INFONAVIT was established by the Mexican government, labor unions, and private sector employees in 1972 as a mutual fund for the benefit of private sector employees. INFONAVIT functions as a savings and loan that provides financing primarily for affordable entry-level housing to credit-qualified home buyers. INFONAVIT makes loans for home construction, acquisition, or improvement to workers whose individual monthly earnings are generally less than five times the minimum monthly wage. It is funded through payroll contributions by private sector employers on behalf of their employees equal to 5% of their employees’ gross wages.

Home buyers qualify for INFONAVIT loans according to a point system whereby points are awarded based on income, age, amount of monthly contributions, and number of dependents, among others. INFONAVIT is phasing in a requirement that mortgage loan applicants make a down payment of between 5% to 10% of a home’s total value, depending on price. The total loan amount may equal 100% of the cost of a home up to a maximum of between 300 and 350 times the monthly minimum wages, depending on geographical region. Repayment is calculated based on the borrower’s wages, for a term of up to thirty years, and is made by direct wage deductions by employers. INFONAVIT generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income. INFONAVIT allows for a one-year grace period with no interest or principal payments in the event of job loss and seeks direct repayment from the borrower after this period.

INFONAVIT has a program called Apoyo INFONAVIT that is directed at assisting higher-income borrowers obtain mortgage financing. Apoyo INFONAVIT customers can use the amounts contributed via payroll deductions to their INFONAVIT accounts as collateral for mortgage loans held by private sector lenders. In addition, these clients can apply their monthly INFONAVIT contributions toward the monthly mortgage payments owed to private sector lenders.

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

In addition, during late 2004 and early 2005, INFONAVIT initiated a new mortgage financing system, enabling INFONAVIT to expedite the issuance of mortgages in response to public demand by reducing documentation necessary for initial processing, permitting INFONAVIT to achieve its year-end goals. In addition, this new system enhances transparency and quality of service in connection with mortgage services. Mortgage financing increased 22% to approximately 371,706 mortgages granted in 2005 from approximately 305,000 mortgages granted in 2004 partially as a result of the implementation of the new mortgage financing system.

INFONAVIT has made a commitment to provide 435,000 new mortgages in 2006 and 500,000 new mortgages in 2007. In addition, this agency has agreed to guarantee mortgage loans granted to employees by commercial banks and sofoles in the case of job loss. INFONAVIT expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private sector, and implementing a voluntary savings program. INFONAVIT has also recently begun securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

INFONAVIT provided approximately 66.2% of all mortgage financing in Mexico during the year ended December 31, 2005.

FOVISSSTE

The Mexican government established FOVISSSTE in 1972 as a pension fund on behalf of public sector employees to provide financing for affordable housing. FOVISSSTE obtains funds from Mexican government contributions equal to 5% of public sector employee wages. The Mexican government administers FOVISSSTE similarly to INFONAVIT and permits FOVISSSTE to co-finance mortgage loans with private sector lenders in order to maximize available funds.

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

FOVISSSTE generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately US$40,000. Repayment is calculated based on the borrower’s wages, for a term of up to thirty years, and is made by direct wage deductions.

FOVISSSTE has publicly announced that it is seeking to increase the total number of mortgage loans it grants to 70,000 in 2006 and 75,000 in 2007.

FOVISSSTE provided approximately 7.5% of all mortgage financing in Mexico during the year ended December 31, 2005.

SHF

SHF was created in 2002 as a public sector development bank. SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and sofoles. In turn,, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks and sofoles (which in turn make direct bridge loans to developers). As of September 1, 2004, however, SHF provided funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately US$57,000 as of December 31, 2005). In lieu of funding bridge loans for homes with a higher purchase price (up to UDI 500,000 (approximately US$171,000 as of December 31, 2005)), SHF will provide guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes. Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (approximately US$171,000 as of December 31, 2005). Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately US$51,000 as of December 31, 2005) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual mortgage loans.

In terms of total homes financed, SHF (through commercial banks and sofoles) provided approximately 19% of all mortgage financing in Mexico during the year ended December 31, 2005.

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

Commercial bank and sofol mortgage loans are typically available for housing ranging from the upper tier of the affordable sector through the residential sector. Nevertheless, during 2005 home -buyers qualifying for these private sector mortgages were generally assumed to be those purchasing homes with a value in excess of US$25,000. Private sector lenders require down payments of approximately 20% of a home’s total value and make loans at fixed or variable annual interest rates based on consumer indices and inflation.

Commercial bank and sofol mortgage loans generally mature in ten to thirty years, and payments are sometimes adjusted for increases in the monthly minimum wage and rates of inflation.

We estimate that commercial banks and sofoles (not including SHF financing) provided approximately 6.7% of all mortgage financing in Mexico during the year ended December 31, 2005.

Other Public Housing Agencies

Other public housing agencies such as Fonapo and the Mexican Housing and Social and Urban Development Trust Fund, or Fividesu (Fideicomiso para Promover y Realizar Programas de Vivienda y Desarrollo Social y Urbano), operate at the federal and local levels and target mainly non-salaried workers earning less than 25 times the minimum annual wage, often through direct subsidies. These agencies lend directly to organizations such as state and municipal housing authorities, housing cooperatives, and credit unions representing low-income beneficiaries, as well as to individual borrowers. Financing is made available to both the self-built and developer-built markets. The total amount of available funds depends on the Mexican government budget.

Other public housing agencies provided approximately 6.4% of all mortgage financing in Mexico during the year ended December 31, 2005.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including companies which are public in Mexico like Corporacion GEO, S.A. de C.V., Consorcio ARA, S.A. de C.V. Sare Holding, Consorcio Hogar and URBI Desarrollos Urbanos, S.A. de C.V. as well as the privately-held companies such as Grupo SADASI, Pulte Mexico (now Altta Homes) and Metta which do not publicly disclose their financial information.

All things considered , we estimate that approximately 1,200 different companies operate approximately 3,000 new home developments in Mexico at any one time. The following table sets forth approximate operating information on the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2005 Home Sales	2005 Sales	Location in Mexico	Sector
		(millions of US$)
GEO	37,605	950	National	AEL, M, R
URBI	24,869	771	North and border	AEL, M, R
ARA	19,015	637	National	AEL, M, R
Ruba	10,732	241	North	AEL
SARE	9,652	317	Mexico City region	AEL, M, R
Hogar	1,699	56	West-Northwest	AEL

Source:  Mexican Housing Overview 2005.

 (AEL)    AEL refers to affordable entry-level housing.

(M)         M refers to middle-income housing.

(R)           R refers to residential housing.

We believe that we are well positioned to capture future growth opportunities in the affordable entry-level and middle-income housing sectors because of our principal business strengths and strategies, as described above.

Seasonality

The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE. The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year. Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter. We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified home buyer in a particular development. Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters. We budget the majority of our and purchases for the second half of the year to coincide with peak cash flows. As a result, our total land reserves fluctuate between our targeted 18 to 24 months of future home deliveries depending upon the time of year. We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter^ in the future. Mortgage commitments from commercial banks and sofoles for middle-income housing are generally not subject to significant seasonality. We expect that as the percentage of our sales from middle-income housing increases, the overall seasonality of our results of operations should diminish.

We acquire land and plan the development of the homes we build through Proyectos Inmobiliarios de Culiacan, S.A. de C.V. or PICSA. Desarrolladora de Casas del Noroeste S.A. de C.V. or DECANO builds the developments that PICSA plans and promotes. We also receive executive and administrative services from Administradora PICSA, S.A. de C.V. and Altos Mandos de Negocios, S.A. de C.V. Homex Atizapan, S.A. de C.V., which we operate and control as a joint venture with strategic partners in the region, owns one of our middle-income developments in the Mexico City area. AeroHomex, S.A. de C.V. provides transportation services to us. Through AAA Homex Trust, a Mexican trust, we establish factoring facilities for the settlement of trade payables to many of our suppliers. See “—Materials and Suppliers.”

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

Sales

In general, we make sales either at sales offices or model homes. Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand. As of December 31, 2005, we operated 68 sales offices, one in each of the developments we have established. Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers. We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products. We provide the same information through trained corporate sales representatives at model homes. During 2005 we changed our method of compensating our sales agents to an exclusively performance-based commission method, typically 1.4% of the total home price.

We provide our customers with assistance through our sales departments from the moment they contact us, during the process of obtaining financing, and through the steps of establishing title on their new home. We have specialized sales areas in each of our offices that advise customers on financing options, collecting necessary documentation, and applying for a loan. We also help to design down payment plans tailored to each customer’s economic situation, although we do not provide any financing to our clients either at any point in the sale process. Once houses are sold and delivered, our specialized teams are available to respond to technical questions or problems during the twelve-month warranty period following the delivery.

Customer Financing

We assist qualified homebuyers in obtaining mortgage financing by participating in all the stages of applying for and securing mortgage loans from housing funds, commercial banks, and sofoles.

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

Our main suppliers include Cemex, S.A de C.V., Capeco, S.A. de C.V., Electroferretera Orvi, S.A. de C.V., Mercon de Nuevo Laredo, S.A. de C.V, Kuroda, S.A. de C.V., GTI Mexicana S.A. de C.V, Distribuidora Jama, S.A. de C.V., Legrand de Mexico, S.A. de C.V., Internacional de Ceramica, S.A. de C.V., Vitromex, S.A. de C.V., Losetas Asfalticas, S.A. de C.V., FTP Accesorios Plasticos para la Construccion, S.A. de C.V., Curacreto, S.A. de C.V., Imperquimia, S.A. de C.V., Prefabricados y Sistemas, S.A. de C.V., Cemex Concretes, S.A. de C.V., Lamina y Placa Comercial S.A. de C.V. and Grupo Porcelanite, S.A. de C.V.

Substantially all of the materials that we use are manufactured in Mexico and are delivered to our sites from suppliers’ local facilities on a time-efficient basis devised to keep low levels of inventory on hand. Our principal materials and supplies are readily available from multiple sources and we have not experienced any shortages or supply interruptions.

Labor

As of December 31, 2005, we had a total of approximately 7,337 employees . All of these employees were employed in Mexico. Total employees for 2004, 2003 and 2002 were 8,559, 7,911 and 1,286, respectively. Approximately 2,684 of our employees as of December 31, 2005 were administrative and managerial personnel.

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

As of December 31, 2005, approximately 99% of our construction employees were members of a national labor union of construction workers. The economic terms of our collective bargaining agreements are negotiated on an annual basis. All other terms and conditions of these agreements are negotiated every other year. We believe that we have an excellent working relationship with our workforce. We have not experienced a labor strike or any significant labor-related delay to date.

Customer Services and Warranties

Our quality control department oversees strict pre-delivery quality control inspections and responds to post-delivery customer needs. We respond to client requests during the construction phase and coordinate every legal aspect that our clients must fulfill when purchasing our products, including signing deeds, obtaining permits, and securing funding. We provide a twelve-month warranty following delivery of the home. Historically, we have spent immaterial amounts in warranty claims. In the past three years, we have spent an aggregate of less than 0.5% of our total revenues in warranty claims.

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

Regulation

General

Our operations are subject to Mexican federal, state, and local regulation as any other corporation doing business in Mexico. Some of the most relevant statutes, regulations, and agencies that govern our operations include the following:

•                  The Mexican General Human Settlements Act (Ley General de Asentamientos Humanos) regulates urban development, planning and zoning and delegates to the Mexico City and state governments the authority to promulgate urban development laws and regulations within their jurisdiction, including the Urban Development Act (Ley de Desarrollo Urbano) of each state where we operate, which regulates state urban development.

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

•                  The Federal Mortgage Society Organizational Act (Ley Organica de la Sociedad Hipotecaria Federal) encourages the development of the primary and secondary home mortgage markets by authorizing SHF to grant home mortgage loans pursuant to the Federal Mortgage Society General Financing Conditions (Condiciones Generales de Financiamiento de Sociedad Hipotecaria Federal), which regulate the general terms and conditions on which these loans may be granted.

•                  The Mexican Federal Consumer Protection Act (Ley Federal de Proteccion al Consumidor) promotes and protects consumer rights and seeks to establish equality and legal certainty in relationships between consumers and commercial suppliers.

Environmental

Our operations are subject to the Mexican General Environmental Protection Act (Ley General del Equilibrio Ecologico y la Proteccion al Ambiente), the Mexican General Waste Prevention and Management Act (Ley General para la Prevencion y Gestion Integral de los Residuos), and the related regulations. The Mexican Ministry of the Environment and Natural Resources (Secretaria del Medio Ambiente y Recursos Naturales) and the Mexican Federal Environmental Protection Agency (Procuraduria Federal de Proteccion al Ambiente) are the federal governing authorities responsible for enforcing environmental regulations in Mexico, including environmental impact studies, which are required for obtaining land-use permits, investigations, and audits, as well as to provide guidelines and procedures regarding the generation, handling, disposal, and treatment of hazardous and non-hazardous waste.

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

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries as of December 31, 2005.

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Products/Services
Proyectos Inmobiliarios de Culiacan, S.A. de C.V.	Mexico	100.00%	Development of housing complexes
Desarrolladora de Casas del Noroeste, S.A. de C.V.	Mexico	100.00%(1)	Construction of housing complexes
Administradora Picsa, S.A. de C.V.	Mexico	100.00%	Rendering of administrative services to and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	Mexico	100.00%	Rendering of administrative services to affiliated companies
Homex Atizapan, S.A. de C.V.	Mexico	67.00%(2)	Development of housing complexes
AeroHomex, S.A. de C.V.	Mexico	100.00%	Rendering of transportation services to Homex
Casas Beta del Centro, S.A. de C.V.	Mexico	100.00%	Development of housing complexes
Casas Beta del Noroeste, S.A. de C.V.	Mexico	100.00%	Development of housing complexes
Casas Beta del Norte, S.A. de C.V.	Mexico	100.00%	Development of housing complexes

(1)          On September 1, 2005, the Company acquired an additional 4.14% ownership interest in Desarrolladora de Casas del Noroeste, S.A. de C.V. (“DECANO”), from the former owners of Econoblock, which merged into DECANO in 2004 and resulted in DECANO becoming a wholly-owned subsidiary of the Company.

(2)          The balance of the shares of Homex Atizapan is held by the individual who owns the land being developed by Homex Atizapan.

ITEM 4A. Unresolved Staff Comments.

Not Applicable

ITEM 5.   Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our audited consolidated  financial statements and their accompanying notes included elsewhere herein. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2005. Our consolidated financial statements have been prepared in accordance with Mexican GAAP which differs in certain respects from U.S. GAAP as described in Notes 24 and 25 to our audited consolidated financial statements.

This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which requires that we make certain estimates and use certain assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. See note 3 of the Consolidated  Financial Statement. Although these estimates are based on our best knowledge of current events, actual results may differ. Our critical accounting estimates are as listed below

Goodwill and Intangible Assets

We are required to apply the purchase method of accounting for all business combinations which requires the recognition of certain acquired intangible assets separate from goodwill. Goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. In our allocation of the purchase price of the acquisition of Controladora Casas Beta, S.A. de C.V., we identified and allocated a value to intangible assets totaling Ps. 455.3 million related to the BETA trademark. The valuation of these intangible assets required us to use our judgment. We also recorded goodwill related to the acquisition of Controladora Casas Beta, S.A. de C.V. of Ps. 635.9 million. The annual impairment testing requirements requires us to use our judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods.

Revenue and Cost Recognition

We use the percentage-of-completion method of accounting for revenues and costs, measuring progress towards completion in terms of actual costs incurred versus budgeted expenditures for each stage of a development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds. We receive cash proceeds from the sale of a home at closing when title to the home is transferred to the buyer. We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers. Please see Note 3 to the consolidated financial statements.

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

We apply the percentage-of-completion method to recognize revenues from our housing development subject to the following conditions:

•                  the home buyer has submitted all required documents in order to obtain financing from the mortgage lender;

•                  we establish that the home buyer will obtain the required financing from the mortgage lender;

•                  the home buyer has signed a purchase application; and

•                  the home buyer has made a down payment, where down payments are required.

Beta, which we acquired on July 1, 2005, uses a similar percentage-of-completion method.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against deferred tax assets resulting in additional income tax expense. Please see Notes 3 and 19 to our consolidated financial statements.

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, restated in constant pesos as of December 31, 2005 and also expressed as a percentage of our total revenues.

	2005	2004	2003
	(thousands of constant pesos)
Mexican GAAP:
Revenues	8,536,162	5,491,294	3,008,841
Costs	5,828,534	3,823,572	2,152,170
Gross profit	2,707,628	1,667,722	856,671
Selling and administrative expenses	800,272	447,901	275,643
Income from operations	1,907,356	1,219,821	581,028
Other income	23,443	44,473	80,454
Net comprehensive financing cost(1)	457,561	164,948	131,834
Income tax expense	472,044	350,945	189,474
Employee statutory profit-sharing expense	9,590	8,806	285
Net income	991,604	739,595	339,889
Mexican GAAP:	(as a percentage of sales)
Revenues	100.0%	100%	100%
Costs	68.3%	69.6%	71.5%
Gross profit	31.7%	30.4%	28.5%
Selling and administrative expenses	9.4%	8.2%	9.2%
Income from operations	22.3%	22.2%	19.3%
Other income	0.3%	0.8%	2.7%
Net comprehensive financing cost	5.4%	3.0%	4.4%
Income tax expense and employee statutory profit-sharing expense	5.6%	6.6%	6.3%
Net income	11.6%	13.5%	11.3%

(1)               Represents interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenues. Total revenues increased 55.4% to Ps.8,536.2 million in 2005 from  Ps.5,491.3 million in 2004 primarily due to a 50.9% increase in the number of homes sold, an increase of 2.3% in the average price of our affordable entry-level homes, and additional revenue recognized in connection with increased sales of middle-income homes, for which the revenue per home sold is substantially greater than for affordable entry-level homes. We sold 3,391 middle-income homes in 2005 compared to 1,912 middle-income homes in 2004, and sold 28,203 affordable entry-level homes in 2005 as compared with 19,141 affordable entry-level homes in 2004.

Gross Profit. Costs increased 52.4% in 2005 to Ps.5,828.5 million from Ps.3,823.6 million in 2004, due primarily to the incorporation of Beta into the Company’s operations as well as the increased volume, as described above. Gross profit increased by 62.4% to Ps.2,707.6 million from Ps. 1,667.7 million in 2004. Our gross profit margin improved to 31.7% in 2005 from 30.4% in 2004.

Selling and Administrative Expenses. Selling and administrative expenses increased 78.7% to Ps.800.3 million in 2005 from Ps.447.9 million in 2004. This increase was due principally to the addition of Beta to the Company’s results as well as higher aggregate sales commissions resulting from the increase in the number of homes sold and the increase in the number of administrative personnel required to support our expanding operations, as well as the increase in training expense for the sales force and branch managers. As a percentage of sales, selling and administrative expenses increased to 9.4% in 2005 from 8.2% in 2004. The increase in selling and administrative expenses as a percentage of sales was mainly attributable to the addition of Beta to the Company’s results.

Net Comprehensive Financing Cost. Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased by 177.4% from Ps.164.9 million in 2004 to Ps.457.6 million in 2005. Net comprehensive financing cost as a percentage of sales increased from 3.0% in 2004 to 5.4% in 2005.

Net interest expense increased by 308.7% from Ps.88.3 million in 2004 to Ps.360.8 million in 2005. This increase was primarily due to an increase in the Company’s debt level, mainly reflecting borrowings under the credit facility entered into in connection with the acquisition of Beta, the Beta’s existing debt during the period as well as the Company’s commercial paper program. Interest income increased by 20.7% to Ps.58.3 million in 2005 from Ps.48.3 million in 2004 due to higher cash balances throughout the year.

We had a foreign exchange loss of Ps.65.5 million in 2005 as a result of a higher debt level exposure in U.S. dollar terms impacted by the peso appreciation of approximately 5.0% against the U.S. dollar during 2005, compared to a foreign exchange gain of Ps.7.4 million in 2004 as a result of the dollar balance that we held after our initial public offering and a peso depreciation of approximately 7.0% against the U.S. dollar, during the first quarter of 2003.

Monetary position loss decreased from Ps.84.0 million in 2004 to Ps.31.3 million in 2005 as a result of a decrease in our net monetary asset position.

Income Tax Expense and Employee Statutory Profit-Sharing Expense. Income tax expense increased 34.5% from Ps.350.9 million in 2004 to Ps.472.0 million in 2005 due principally to increased revenues and income before taxes. The 32.0% effective income tax rate in 2005 remained relatively stable from the 31.9% in 2004. Employee statutory profit-sharing expense increased from Ps.8.8 million in 2004 to Ps.9.6 million in 2005 as a result of the increase in revenue and income before taxes.

Net Income. Net income increased by 34.1% to Ps.991.6 million in 2005 from Ps.739.6 million in 2004 as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Revenues. Total revenues increased 82.5% to Ps.5,491.3 million in 2004 from Ps.3,008.8 million in 2003 primarily due to a 57.2% increase in the number of homes sold, an increase of 6.8% in the average price of our affordable entry-level homes, and additional revenue recognized in connection with increased sales of middle-income homes, for which the revenue per home sold is substantially greater than for affordable entry-level homes. We sold 1,912 middle-income homes in 2004, compared to 463 middle-income homes sold in 2003, and sold 19,141 affordable entry- level homes in 2004, as compared to 12,933 affordable entry-level homes in 2003.

Gross Profit. Costs increased 77.7% to Ps.3,823.6 million in 2004 from Ps.2,152.2 million in 2003, almost exclusively as a result of increased volume, as described above. Gross profit increased by 94.7% to Ps. 1,666.7 million in 2004 from Ps.856.7 million in 2003. Our gross profit margin improved to 30.4% in 2004 from 28.5% in 2003.

Selling and Administrative Expenses. Selling and administrative expenses increased 62.5% to Ps.447.9 million in 2004 from Ps.275.6 million in 2003. This increase was due principally to increases in aggregate sales commissions resulting from the increase in the number of homes sold, the increase in the number of administrative personnel required to support our expanding operations. As a percentage of sales, selling and administrative expenses improved by decreasing from 9.2% in 2003 to 8.2% in 2004. The decrease in selling and administrative expenses as a percentage of sales was attributable to restrained growth in the number of our fixed salary personnel in relation to our significantly increased sales.

Net Comprehensive Financing Cost. Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased by 25.1% from Ps.131.8 million in 2003 to Ps.164.9 million in 2004. Net comprehensive financing cost as a; percentage of sales decreased from 4.4% in 2003 to 3.0% in 2004. Net interest expense decreased by 23.2% from Ps.114.9 million in 2003 to Ps.88.3 million in 2004. This decrease was primarily due to a decline in average interest rates on our outstanding indebtedness, a reduction in amounts outstanding under our credit facilities and the prepayment of outstanding debt with increased cash due in part to proceeds of the initial public offering. Interest income increased; by 620.9% to Ps.48.3 million in 2004 from Ps.6.7 million in 2003 due to higher cash balances throughout the year. We had a foreign exchange gain of Ps.7.4 million in 2004 as a result of a peso appreciation of approximately 0.8% against the U.S. dollar during 2004, compared to a foreign exchange gain of Ps.1.3 million in 2003 as a result of the dollar balance that we held following capital contributions by our principal shareholders and a peso depreciation of approximately 7.0% against the U.S. dollar during the first two months of 2003. Monetary position loss increased from Ps.18.2 million in 2003 to Ps.84.0 million in 2004 as a result of an increase in our net monetary asset position and an increase in inflation.

Income Tax Expense and Employee Statutory Profit-Sharing Expense. Income tax expense increased 85.2% from Ps.189.5 million in 2003 to Ps.350.9 million in 2004 due principally to increased revenues and income before taxes. The effective income tax rate decreased by 12.5% from a rate of 36.0% in 2003 to 32.0% in 2004. Such decrease was primarily a result of inflation, reduction in the statutory income tax rate on deferred income taxes and an increase in tax loss carry forwards from Ps.554.9 million in the year ended December 31, 2003 to Ps.1,986.8 million in the year ended December 31, 2004. The tax loss carry forwards were obtained from the purchase of new land that helped offset payable tax income. Employee statutory profit-sharing expense increased from Ps.0.3 million in 2003 to Ps.8.8 million in 2004 as a result of the increase in revenue and income before taxes.

Net Income. Net income increased by 117.6% to Ps.739.6 million in 2004 from Ps.339.9 million in 2003 as a result of the factors described above.

Government Policy and Available Financing

The size of the developer-built market depends to a great extent on the availability of mortgage financing. Due to liquidity and general economic crises occurring in the last twenty years, Mexico has experienced fluctuations in the availability of mortgage financing, particularly from private sector sources. As a result, the supply of affordable entry-level and middle-income; housing has also remained low during this period.

During the 1980s, Mexican government policy focused on encouraging investment by the private sector, reducing development costs, and stimulating construction. Government-sponsored ; funds provided mortgage loan guarantees and direct payment and savings procedures. In 1994, Mexico experienced an economic crisis that led to the devaluation of the Mexican peso and steep rise in interest rates. Smaller housing development companies went out of business, and the industry experienced a sharp fall in home sales between 1995 and 1996 due to diminished commercial bank lending.

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing  primarily on providing mortgages and construction financing via government sponsored funds in the affordable entry-level sector. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period, the government authorized sofoles that underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private sector lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing has continued to grow as a result of Mexican government policies implemented following the crisis and the current Mexican presidential administration’s goal to provide 750,000 new mortgages per year by 2006 pursuant to its national housing, plan. The administration set forth four objectives to achieve this growth:

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

In the last four years, the developer-built market has continued to expand due to higher levels of available mortgage financing, especially through government-sponsored funds such as INFONAVIT, SHF and FOVISSSTE. Between 1998 and 2000 according to the Housing Development Agency (Comision Nacional de Fomento a la Vivienda), or CONAFOVI, the housing stock in Mexico increased by 2.4 million homes, 37% of which (900,000 homes) were built by developers, with the remainder being self-built. Between 2001 and 2004, CONAPO estimates that the housing stock increased by another 3.0 million homes, 46% of which were built by developers, with the remainder being self-built.

Changes in the availability of mortgage financing from government agencies could adversely affect us. See “Risk Factors—Risk Factors Related to our Business—Decreases in the Amount of Mortgage Financing Provided by Mexican Government-Sponsored Agencies on which We Depend, or Disbursement Delays, Could Result in a Decrease in Our Sales and Revenues.”

LIQUIDITY AND CAPITAL RESOURCES

We have experienced, and expect to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes and for land inventory purchases.

As of December 31, 2005, we had Ps. 1,318.8 million of cash and temporary investments and Ps. 3,353.5 million of outstanding indebtedness for money borrowed (none of which was construction financing provided by sofoles for developments under construction), as compared to Ps.549.3 million of cash and temporary investments and Ps.575.9 million of outstanding indebtedness as of December 31, 2004.

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

•                  commercial banks, sofoles, and other financial institutions; and

•                  down payments from home buyers.

The table below sets forth information regarding our outstanding debt as of December 31, 2005.

Debt Outstanding as of December 31, 2005

Homex Debt	Aggregate Lender Principal Amount	Interest Rate (1)	Maturity
	(in thousands of pesos)
Paccar Arrendadora Financiera, S.A. de C.V.	8,851	0.00%	July 01, 2006
Arrendadora Financiera Navistar, S.A. de C.V.	6,240	0.00%	July 10, 2006
GE Capital.	23,316	7.40%	July 29, 2010
HSBC Mexico, S.A.	540,500	TIIE+1.00	Sept. 14, 2010
Senior Guaranteed Notes (2)	2,774,629	7.50%	Sept. 28, 2015
Total debt	3,353,536

(1)          TIIE refers to the 28-day Mexican interbank rate (Tasa de Interes Interbancaria de Equilibrio), which was 8.56% as of December 31, 2005.

(2)          Issued in an aggregate principal amount of US$250 million with a coupon rate of 7.50%. We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.86 per U.S. dollar and at an average cost of 2.92%.

Our total indebtedness increased to Ps.3,353.5 million as of December 31, 2005 from Ps.575.9 million as of December 31, 2004 mainly as a result of the incurrence of debt in connection with the Beta acquisition facility arranged on September 14, 2005 and the issuance of the our Senior Guaranteed Notes due 2015 on September 28, 2005.

As of December 31, 2005, our short-term debt was Ps.15,091 million and an equipment lease obligation of Ps.18.6 million. Our long-term debt was Ps. 3,338.3 million, including an equipment lease obligation in the amount of Ps.19.7 million, the remaining balance of the Beta acquisition facility of Ps.540.5 million and our Senior Guaranteed Notes in the aggregate principal amount of Ps.2,715 million. In connection with the Beta acquisition, we entered into an unsecured credit facility with HSBC in the amount of Ps.1,081.0 million. We repaid approximately 50% of the outstanding amount under the HSBC unsecured credit facility on September 29, 2005 reducing the remaining outstanding balance to Ps.540.5 million as of December 31, 2005.

On September 28, 2005, we issued US$250 million of Senior Guaranteed Notes due 2015 with a coupon rate of 7.50%.

We have not paid dividends since the inception of the Company in 1998 and we do not currently expect to pay dividends in the foreseeable future.

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

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as of December 31, 2005.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2005:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Year	3-5 Years	More than 5 Years
	(Millions of constant pesos)
Short-Term Debt Obligations	Ps.6,852	Ps.6,852	Ps.—	Ps.—	Ps.—
Long-Term Debt Obligations	3,336,150	—	2,611	558,910	2,774,629
Estimated Interest	2,934,831	327,058	639,693	584,640	1,383,440
Capital (Finance) Lease	Ps.10,534	10,534	—	—
Purchase Obligations	1,569,474	1,558,445	11,029	—	—
Other Long-Term Liabilities Reflected on our Balance Sheet under Mexican GAAP	—	—	—	—	—
Total	Ps.7,857,841	Ps.1,902,889	Ps.653,333	Ps 1,143,550	Ps.4,158,069

Contractual obligations increased by  479 %  from Ps.1,362,779 as of December 31, 2004 to Ps.7,895,244  as of December 31, 2005. This change was mainly due to the issuance of the senior guaranteed notes. see “Liquidity and Capital Resources.”

New Accounting Pronouncements

Mexican GAAP

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars previously issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1	Structure of Financial Reporting Standards
NIF A-2	Fundamental Principles
NIF A-3	Users’ Needs and Financial Statement Objectives
NIF A-4	Qualitative Characteristics of Financial Statements
NIF A-5	Basic Elements of Financial Statements
NIF A-6	Recognition and Valuation
NIF A-7	Presentation and Disclosure
NIF A-8	Supplementary Standards to Mexican GAAP
NIF B-1	Accounting Changes

The most significant changes established by these standards are as follows:

•                                In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•                                NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•                                NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•                                NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

The Company has not fully assessed the effects of adopting these new standards on its financial information.

U.S. GAAP

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Inventory Pricing, to clarify the accounting for abnormal costs related to idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that these costs and expenses be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as previously defined under ARB No. 43. In addition, SFSA No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effect for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments or SFAS No. 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. This Financial Accounting Standard is non-applicable to us because the company does not have any stock compensation plans.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF”) meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 should be applied for fiscal years ending after September 15, 2005. The Company does not anticipate that the application of this consensus will affect the presentation or aggregation of its operating segments.

At the September 15, 2005 EITF meeting, the EITF discussed Issue 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, (“EITF 04-13”). At the meeting, it was agreed that that in situations in which an inventory transaction is legally contingent upon the performance of another inventory transaction with the same counterparty, the two transactions are deemed to have been entered into are in contemplation of one another and would be considered a single exchange transaction subject to Accounting Principles Board Opinion 29, Accounting for Nonmonetary Transactions. The Task Force also stated indicators of when a purchase transaction and a sales transaction would not be considered as entered into in contemplation of one another, and thus, may have the ability to be recorded as separate purchases and sales. EITF 04-13 is effective for new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first annual reporting period beginning after March 15, 2006. The Company has not yet determined the effects of adoption of EITF 04-13 on its financial position, results of operations or cash flows.

At the June 15 and 16, 2005 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

For the fiscal year ending December 31, 2005 the Company adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which clarifies the term “conditional asset retirement obligation” as defined in FASB Statement No. 143, Accounting for Asset Retirement Obligations, and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligations. The adoption of FIN 47 did not have a material effect on the Company’s financial position, results of operations or cash flows.

At the June 15 and 16, 2005 meeting of the EITF, the EITF agreed to amend Item 4 of the Protective Rights section of Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights as well as amend Example 1 of Exhibit 96-16, in order to be consistent with the consensus reached in EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners, as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights. These amendments were effective for new investments and investment agreements that are modified after June 29, 2005. The adoption of these amendments did not have a material impact on the Company’s financial position, results of operations or cash flows

ITEM 6.    Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

Our board of directors currently consists of ten members and is responsible for managing our business. Each director is elected for a term of one year or until a successor has been appointed. Our board of directors meets quarterly. Pursuant to Mexican law, at least 25% of the members of the board .of directors must be independent, as the term independent is defined by the Mexican Securities Market Law. As required by New York Stock Exchange regulations, a majority of the members of our board of directors are independent. Effective June 28, 2006, we no longer have Alternate Directors.

As of the date of this annual report, the members of our board of directors are as follows:

Name	Born	Position
Eustaquio Tomas de Nicolas Gutierrez	1961	Chairman
Gerardo de Nicolas Gutierrez	1968	Chief Executive Officer
Jose Ignacio de Nicolás Gutiérrez	1964	Director
Luis Alberto Harvey McKissack	1960	Director
Gary R. Garrabrant	1957	Vice Chairman
Matthew M. Zell	1966	Director
Z. Jamie Behar	1957	Director
Wilfrido Castillo Sánchez-Mejorada	1941	Director
Edward Lowenthal	1944	Director
Rafael Matute Labrador*	—	Director

*                    Subject to formal acceptance.

Eustaquio Tomas de Nicolas Gutierrez is chairman of our board of directors. Before co-founding our predecessor in 1989, Mr. de Nicolas founded and managed DENIVE, a clothing manufacturing company. He has served as regional chairman and regional vice chairman of the Mexican-Federation of Industrial Housing Promoters, or Provivac (Federacion Nacional de Promotores Industriales de la Vivienda), and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolas oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolas Gutierrez has served as CEO since 1997. Prior to becoming CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager supervisor. Currently, Mr. de Nicolás participates in overseeing our main operations, focusing on sales and construction.

Jose Ignacio de Nicolas Gutierrez is founder and chairman of the board of directors of Hipotecaria Credito y Casa, S.A. de C.V., a sofol that has become the third largest mortgage bank in Mexico. Mr. de Nicolas also co-founded our company and served as our CEO from 1989 to 1997. Mr. de Nicolas is a regional director of Fianzas Monterrey and a state director of NAFIN.

Luis Alberto Harvey McKissack is co-founding partner, President and Managing Principal of ZN Mexico Funds and co-founder of Nexxus Capital, S.C. He has over 16 years of experience in investment banking and private equity. Before founding Nexxus Capital, S.C., Mr. Harvey held positions at Fonlyser, Operadora de Bolsa, and Servicios Industriales Peñoles, S.A. de C.V. His experience includes several private and public equity transactions and also the initial public offering of several major Mexican corporations on the Mexican Stock Exchange and the international capital markets. Mr. Harvey sits on the Board of Directors of Desarrolladora Homex, S.A.B. de C.V., Industrias Innopack, S.A. de C.V., Aerobal, S.A. de C.V., Grupo Mágico Internacional, S.A. de C.V., Sociedad Financiera de Objeto Limitado, Grupo Sports World, S.A. de C.V., Nexxus Capital, S.C. and is a member of the investment committee of ZN Mexico Trust and ZN Mexico II, L.P. Mr. Harvey received a B.S. in Economics from Instituto Tecnológico Autónomo de México (ITAM) and an MBA with a concentration in Finance from the University of Texas at Austin.

Gary R. Garrabrant is vice chairman of our board of directors and CEO and co-founder of Equity International Properties, Ltd.. Mr. Garrabrant oversees all of the Company’s activities and investment portfolio. He is also executive vice president of Equity Group Investments, LLC (EGI), the privately-held investment company founded and led by Sam Zell. Mr. Garrabrant joined EGI in 1996. Mr. Garrabrant has extensive real estate, investment management and banking experience. He led the acquisition of California Real Estate Investment Trust and the creation of Capital Trust (NYSE:CT) where he served as vice chairman and director. He was also involved in the consolidation of the four Zell/Merrill Lynch Opportunity Funds which led to the creation of Equity Office Properties Trust (NYSE:EOP). Prior to joining EGI, Mr. Garrabrant co-founded and led Genesis Realty Capital Management, a real estate securities investment management firm based in New York. Mr. Garrabrant was a senior real estate investment banker with Chemical Bank followed by The Bankers Trust Company from 1981 to 1994. Mr. Garrabrant is member of the Board of Directors of Homex (NYSE:HXM), Gafisa (BZ:GFSA3), Equity

International, and various other portfolio companies. He is also a member of the Real Estate Advisory Board at Cambridge University. Mr. Garrabrant graduated from the University of Notre Dame with a B.B.A. in finance and completed the Dartmouth Institute at Dartmouth College.

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

Z. Jamie Behar is Managing Director, Real Estate & Alternative Investments, for General Motors Investment Management Corporation, or GMIMCo. She manages GMIMCo clients’ real estate investment portfolios, including both private market and publicly-traded security investments, as well as   their alternative investment portfolios, totaling $9.5 billion. Ms. Behar is a member of the   board of directors of Sunstone Hotel Investors, Inc., a publicly listed hotel company operating  in the United States, and serves on the advisory boards of several domestic and international private real estate investment entities.

Wilfrido Castillo Sánchez-Mejorada is CFO of Qualitas Cía. de Seguros, S.A. de C.V., or Qualitas, a Mexican insurance company. Previously he served as CEO of Castillo Miranda, Contadores Públicos, a public accounting firm, and he has held senior positions in several brokerage firms. Mr. Castillo is a member of the board of directors of Qualitas, Sociedad Operadora de Sociedades de Inversión, Ficsac, Unión de Esfuerzo para el Campo, Fundacion Mexicana de Psicoanálisis, I. A. P., and Industrias Innopack, S.A. de C.V., where he also serves as chairman of the audit committee.

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

Rafael Matute Labrador is Chief Financial Officer and Vice President and Executive Vice President Administration of Walt-Mart Mexico, S.A. de C.V.

Eustaquio Tomas de Nicolas Gutierrez, Gerardo de Nicolas Gutierrez, and José Ignacio de Nicolas Gutierrez are brothers.

Secretary

The secretary of the board of directors is Jaime Cortes Rocha who is not a member of the board of directors.

Audit Committee

Our audit committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Z. Jamie Behar, and Edward Lowenthal. Our audit committee was re-elected at the shareholders meeting on April 28, 2005. The members of the audit committee are independent in accordance with Sarbanes Oxley Act requirements. Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the audit committee satisfies the financial literacy requirements of the New York Stock Exchange. Among other duties and responsibilities, the committee: issues opinions to the board of directors regarding related party transactions; recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers, where it deems appropriate; reviews the critical accounting policies adopted by us and advises the board of directors on changes to such policies; assists the board of directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the board of directors. The committee is also responsible for the appointment, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attestation services, as well as for the establishment of procedures for the receipt, retention, and treatment of complaints received with respect to accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees with regard to these complaints.

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

NYSE Rules	Mexican Rules

Listed companies must have a majority of independent directors	While not required under Mexican law, a majority of our directors are independent as defined under NYSE standards.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Pursuant to Mexican law, we have a nominating/corporate governance committee composed entirely of independent directors.

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

Listed companies must have an audit committee with a minimum of three members and must be independent.

Under Mexican law, we are required to have an audit committee with independent members within the meaning of the NYSE standards with a charter that complies with applicable Mexican statutes and substantially complies with the NYSE standards applicable to domestic companies where appropriate for us.

Audit committees are required to prepare an audit committee report as required by the SEC to be include in the listed company’s annual proxy statement.

As a foreign private issuer, we are not required by the SEC to prepare and file proxy statements. In this regard, we are subject to Mexican securities law requirements. We have chosen to follow Mexican law and practice in this regard.

Non-management directors must meet at executive sessions without management.	Our non-management directors meet at executive sessions. This is not required by either Mexican law or the Mexican Code of Best Corporate Practices.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly discuss any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics.

Senior Management

As of the date of this annual report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomas de Nicolas Gutierrez	1961	Chairman
Gerardo de Nicolas Gutierrez	1968	Chief Executive Officer
Mario Alberto González Padilla	1965	Chief Financial Officer
Ruben Izabal Gonzalez	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Operations
Josemaria Anton Vlasich de la Rosa	1978	Vice President—Sales, Marketing and Regional Offices
Monica Lafaire Cruz	1964	Vice President—Regional Offices

Mario Alberto Gonzalez Padilla joined the company as Chief Financial Officer on January 30, 2006. Mr. Gonzalez is a seasoned financial executive with more than twenty years of senior-level financial experience. Before joining the Company he was Chief Financial Officer of Consultores de Integración de Sistemas (CIS), a Mexico City-based management consulting firm that advises Fortune 500 companies and others with operations in Latin America. From 2001 until 2003, he was Chief Financial Officer for Panamerican Beverages, Inc., a New York Stock Exchange listed company and the primary Latin American Coca Cola bottler and distributor. From 1995 until 2001, Mr. Gonzalez was employed in various senior-level financial positions with Grupo TMM, S.A. de C.V., a major Mexican transportation and logistics services company. At the time of his departure from Grupo TMM, he was Chief Financial Officer of Transportación Ferroviaria Mexicana (TFM), a SEC reporting company and a major Mexican railways company. Mr. Gonzalez has also held a variety of senior-level financial positions internationally at Dow Chemical Co. Mr. Gonzalez holds a master’s degree in Engineering Administration and studies on the MBA program from George Washington University, a diploma on Science and Economics from American University and a bachelor’s degree in Industrial Engineering from the Universidad Autónoma de Mexico.

Alberto Menchaca Valenzuela has served as Vice President—Operations since 2000. Prior to becoming Vice President—Operations, Mr. Menchaca served as finance manager. His prior experience includes work at Banco Mexicano, Invermexico, and Banca Confia. Currently, Mr. Menchaca oversees our main operations, with a focus on home deliveries. Mr. Menchaca earned an undergraduate degree in agricultural engineering from Universidad Autonoma Agraria Antonio Narro in Saltillo, Coahuila.

Ruben Izabal Gonzalez has served as Vice President—Construction since 1997. Prior to joining Homex, Mr. Izabal served at different construction companies, including Gomez y Gonzales Constructores, Provisur S.A. de C.V., Promotoria de Vivienda del Pacifico, S.A. de C.V., and Constructor Giza, S.A. de C.V. Currently, Mr. Izabal oversees our construction operation, with a focus on the home-building process. Mr. Izabal earned an undergraduate degree in Architecture from Instituto Tecnologico y de Estudios Superiores del Occidente in Guadalajara, Jalisco.

Josemaria Anton Vlasich de la Rosa has served as Vice President—Sales and Marketing since March 2004. From 2002 to March 2004, he served as Vice President—Regional Offices. His prior experience includes work at Cemex, S.A. de C.V., Banco Nacional de Mexico, S.A., American Express, and Universidad Panamericana. Currently, he coordinates our sales and marketing activities. He holds a master’s degree in business administration and an undergraduate degree in marketing and management, both from Universidad Panamericana, Mexico City.

Monica Lafaire Cruz has served as Vice President—Regional Offices since February 2005. Miss Lafaire joined Homex in 2001 and prior to her current position she served as Director of Strategic Planning and in diverse management positions in the Finance division. Her prior experience includes work as full-time professor at Universidad Panamericana. Currently, she coordinates the activities of our branch offices and their directors. Miss Lafaire holds a master’s degree in business administration from Universidad La Salle in Mexico City and an undergraduate degree in economics from Universidad de Monterrey.

Compensation of Directors and Senior Management

Each member of the board of directors is paid a fee of US$12,500 for each board meeting that he or she attends, subject to an annual cap of US$50,000 per member of the board of directors. Additionally, members of the audit committee are paid an additional annual compensation fee of US$25,000 (the Chairman of the audit committee annual compensation is US$35,000) and members of the executive, corporate governance and compensation committees are paid an annual fee of US$5,000.

For 2005, the aggregate amount of compensation net of taxes paid to all directors  alternate directors and committee members was approximately US$589,000, which includes US$347,563 of variable compensation for directors paid during the first quarter of 2006.

For 2005, the aggregate amount of compensation paid to all executive officers was approximately US$1,619,481.

We offer a bonus plan to our directors and senior management that is based on individual performance and on the results of our operations. This variable compensation can range from 30% to 50% of annual base compensation, depending upon the employee’s level.

Management Changes

On December 29, 2005, our Compensation Committee announced the appointment of Mario Alberto Gonzalez Padilla as our Chief Financial Officer effective January 30, 2006. Mr. Gonzalez replaces Roberto Carrillo Herrera who served in an interim capacity from July 30, 2005 to January 30, 2006.

EMPLOYEES

As of December 31, 2005, we had a total of approximately 7,337 employees, including 7,257 unionized and 80 non-unionized full- and part-time employees. All of these employees were employed in Mexico. Total employees for 2004, 2003 and 2002 were 7,911, 1,286 and 856, respectively. Of our total employees as of December 31, 2005, approximately 37% were white-collar and 62% were blue-collar.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report:

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomas de Nicolas’ Gutierrez	34,348,250	10.2%
Jose Ignacio de Nicolas Gutierrez	34,348,250	10.2%
Gerardo de Nicolas Gutierrez	20,608,950	6.1%
Mario Alberto Gonzalez Padilla	*	*
Ruben Izabal Gonzalez	*	*
Alberto Menchaca Valenzuela	*	*
Josemaria Anton Vlasich de la Rosa	*	*
Luis Alberto Harvey McKissack	*	*
Gary R. Garrabrant	*	*
Matthew M. Zell	*	*
Z . Jamie Behar	*	*
Wilfrido Castillo Sanchez -Mejorada	*	*
Edward Lowenthal	*	*
Monica Lafaire Cruz	*	*
Paulo Cesar Pina Verdugo	*	*

*                    Beneficially owns less than one percent of the outstanding shares of our capital stock.

ITEM 7.                    Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2005, there were 335,869,550 common shares issued and outstanding, with 60,858,546 shares held in the United States in the form of American Depositary Shares by six record holders. The remaining shares were held in Mexico. Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

On January 24, 2006 the Company completed a successful non-dilutive secondary public offering of approximately 45.6 million shares of its common stock by a group of investors controlled by Mr. Carlos Romano, the former majority investor of Beta, who sold his position in Homex as part of his overall financial strategy. Equity International Properties, also sold approximately 33% of its position. The public float of the Company was increased to 46% of the total equity of Homex.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of January 30, 2006. The Company’s major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of January 30, 2006
Identity of Shareholder	Number of Shares	% of Share Capital
De Nicolás family(1)(2)	137,393,001	40.9%
Equity International Properties, Ltd.(3)	43,992,301	13.1%
Total(4)	335,869,550	100.0%

(1)               Following our acquisition of Beta. For a description of the terms of our acquisition of Beta, including the exchange of 22.0 million of our common shares, see “Business—Recent Developments.”

(2)               Held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the de Nicolas family, including Eustaquio de Nicolas Vera, Eustaquio Tomas de Nicolas Gutierrez, Jose Ignacio de Nicolas Gutierrez, Gerardo de Nicolas Gutierrez, and Julian de Nicolas Gutierrez. Voting and dispositive control over these shares is directed by a Technical Committee comprised of ; Eustaquio de Nicolas Vera, Eustaquio Tomas de Nicolas Gutierrez, Jose Ignacio de Nicolas Gutierrez, Gerardo de Nicolas Gutierrez, and Julian de Nicolas Gutierrez.

(3)               Held by EIP Investment Holdings L.L.C., BVBA, an indirect subsidiary of EIP. Voting control over these shares is shared by EIP’s senior management team, headed by Samuel Zell, chairman of EIP, and Gary R. Garrabrant, CEO of EIP and one of our directors. EIP is located at Two North Riverside Plaza, Chicago, IL 60606.

 (4)            Includes public shareholders that in the aggregate hold 46.0% of our share capital, respectively.

RELATED PARTY TRANSACTIONS

We have engaged, and in the future may engage, in transactions with our shareholders and companies affiliated with our shareholders. We believe that the transactions in which we have engaged with these parties have been made on terms that are no less favorable to us than those that could be obtained from unrelated third parties. Recently, we began requiring that transactions with our shareholders and companies affiliated with our shareholders be approved by our board of directors after considering the recommendation of our audit committee and, in , certain cases, after an independent fairness opinion, as required by the Mexican Securities Market Act.

Financing from Related Parties

Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio Tomas de Nicolas Gutierrez, our chairman, and Jose Ignacio de Nicolas Gutierrez, brother of Eustaquio Tomas de Nicolas Gutierrez and chairman of Hipotecaria Credito y Casa, S.A. de C.V, or Credito y Casa, collectively own a 29.4% ownership interest in this sofol, the principal business of which is providing mortgage financing and bridge loan financing. Eustaquio Tomas de Nicolas Gutierrez and Jose Ignacio de Nicolas Gutierrez are both members of the de Nicolas family, which collectively owns 40.9% of our share capital. Credito y Casa has provided bridge loan financing to us and mortgages under SHF-sponsored programs to our clients. During 2003, 2004 and 2005, Credito y Casa provided mortgage’s with respect to certain of the homes sold by us. We expect to continue to sell homes to buyers who obtain mortgages from Credito y Casa.

We estimate that in 2005 less than 7.0% of the mortgages obtained by our home buyers were provided by related parties.

As of December 31, 2005, there were no amounts outstanding in loans or financing from Credito y Casa, but our buyers may receive additional financing from Credito y Casa in the future.

During 2004, the largest aggregate outstanding balances owed to Credito y Casa were Ps. 63 million and UDI 5.2 million. There were no amounts outstanding as of December 31, 2004. These loans bore interest at varying rates and matured at various dates through 2005. During 2004, we made aggregate interest payments of Ps.2.8 million and UDI 331,491.

During 2003, the largest aggregate outstanding balances owed to Credito y Casa were Ps. 135.2 million and UDI 56.7 million. The aggregate amounts outstanding as of December 31, 2003 were Ps.94.8 million and UDI 7.5 million. These loans bore interest at varying rates and matured at various dates through 2004. During 2003, we made aggregate interest payments of Ps. 4.09 million and UDI 3.7 million.

Crédito Inmobiliario, S.A. de C.V.

EIP acquired a 24.64% interest in this sofol on December 1, 2003. Also on December 1, 2003, Credito Inmobiliario, S.A. de C.V., or Credito Inmobiliario, acquired the entirety of the loan portfolio of Terras Hipotecaria, S.A. de C.V., or Terras Hipotecaria. Prior to this acquisition, Terras Hipotecaria provided construction financing to us via bridge loans and mortgage financing to our clients via SHF-sponsored programs.

As of December 31, 2005, no amounts were outstanding under these lines of credit. On December 9, 2005, EIP sold its 24.64% interest in Credito Inmobiliario to a private investor.

We have no amounts outstanding to Credito Inmobiliario but may receive additional financing from Credito Inmobiliario in the future. Credito Inmobiliario provided mortgages with respect to certain of the homes sold by us and we expect to continue to sell homes to buyers who obtain mortgages from Credito Inmobiliario

Financing to Related Parties

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

Some accounts payable to us by Dynámica in consideration for services provided pursuant to the joint venture remain outstanding. The maximum aggregate amount outstanding in connection with these accounts was Ps. 12.7 million during 2004. These accounts were paid in full by March 31, 2005.

Econoblock

Effective May 15, 2004, our DECANO subsidiary entered into an agreement with Gerardo de Nicolas Gutierrez, our Chief Operating Officer, Josefina Gutierrez Pando de Nicolas, his mother, and Jose Ignacio de Nicolas, his brother, to merge Econoblock, S.A. de C.V. with DECANO.

Prior to June 1, 2004, we purchased cement block, concrete, and asphalt from Econoblock in the cities of Culiacan, Mazatlan, Guadalajara, Ciudad Juarez, and Laredo. Gerardo de Nicolas Gutierrez, Josefina Gutierrez Pando de Nicolas and Jose Ignacio de Nicolas collectively owned a 100% interest in Econoblock prior to June 1, 2004, when Econoblock merged with and into DECANO.

Prior to June 1, 2004, we purchased materials from Econoblock in an aggregate amount of Ps.31.0 million in 2004, Ps.63.0 million in 2003 and Ps.27.7 million in 2002. These purchases represented 3.7% of our total purchases of construction materials and services during 2004, 7.1% during 2003 and 5.7% during 2002.

Econoblock had revenues of Ps.40.0 million for the six-month period ended June 1, 2004, approximately three-fourths of which came from sales to us. As of June 1, 2004, Econoblock had a net loss of Ps.l million. As of June 1, 2004, Econoblock had net assets of Ps. 15.0 million. We believe that in the near future, our operations will utilize all of the products that Econoblock can supply.

In consideration for their shares of Econoblock, the former shareholders of Econoblock received common shares of DECANO representing 4.1% of DECANO’s outstanding share capital. On September 1, 2005, we exercised the option to purchase the shares of DECANO owned by the former shareholders of Econoblock at book value (as of December 31, 2004, the book value of these remaining shares was Ps.6.7 million). which resulted in DECANO becoming a wholly-owned subsidiary of the Company.

Concurrent with the DECANO merger and as additional consideration for their sale of the Econoblock shares to DECANO, certain members of the de Nicolas family were issued 8,481,673 of our common shares and made a capital contribution of Ps.4.3 million to our company. These common shares had a value of approximately US$393,443.

These values were arrived at by negotiations between Homex, EIP and ZN Mexico Trust, on the one hand and the shareholders of Econoblock, on the other hand, and the transaction was approved in accordance with the bylaws of the Company.

Land Purchases from Related Parties

On November 5, 2004, Proyectos Inmobiliarios de Culiacan, S.A. de C.V., or PICSA, our wholly owned subsidiary, purchased from Anixter de Mexico, S.A. de C.V., a wholly owned subsidiary of Anixter Internacional, whose main shareholder is Equity Investment Properties, parent company of EIP, 50,664.8 square meters of land located in Xalapa, Veracuz, for a purchase price of approximately Ps5,016,007 (US$471, 873).

On June 15, 2005, PICSA sold to Mexico Retail Properties Fund, S. de R.L. de C.V., a wholly owned subsidiary of MRP-EIP Retail Holding GP, which is a subsidiary of Equity Investment Properties, 7,928.88 square meters of commercial land located in Santa Fe, Culiacan Sinaloa, for the total amount of Ps5,676,190.68 (US$533,978).

These transactions were authorized or ratified by our audit committee and our board of directors.

Service Companies

We previously compensated certain of our senior management through payments to certain limited partnerships in which they owned partnership interests. We paid an aggregate amount of  Ps. 48.5 million during 2004, Ps. 52.2 million during 2003 and Ps. 32.7 million during 2002 to these partnerships. This arrangement was terminated effective March 31, 2004 in respect of compensation to our senior management.

Registration Rights Agreement

We and our existing shareholders entered into a registration rights agreement in connection with our initial public offering which provided our then existing shareholders with registration rights relating to our Common Shares held by them. Pursuant to the registration rights agreement, at any time beginning 180 days after the effective date of the registration statement relating to the initial public offering, subject to customary exceptions, these shareholders may request that we file a registration statement under the Securities Act covering their Common Shares or ADSs representing the Common Shares. These shareholders (with the de Nicolás family being treated as one shareholder for this purpose) may each request two demand registrations. In addition, at any time that we are eligible to use the SEC’s short-form registration statement on Form F-3 (or any successor form), these shareholders may request that we register their Common Shares or ADSs for resale from time to time on a delayed or continuous basis. These shareholders also have certain “piggyback” registration rights with respect to their Common Shares and ADSs. Accordingly, if we propose to register any of our securities, either for our own account or for the account of other shareholders, with certain exceptions, we are required to notify those shareholders and to include in such registration all the Common Shares or ADSs requested to be included by those shareholders, subject to rejection of such shares under certain circumstances by an underwriter.

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

ITEM 9.                    The Offer And Listing.

Our Common Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since June 29, 2004. The ADSs, each representing six Common Shares, have been trading on the New York Stock Exchange since June 29, 2004. On December 31, 2005, there were 335,869,550 outstanding Common Shares, (of which 60,858,546 Common Shares were represented by 10,143,091 ADSs held by 6 record holders in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices for the Common Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps. Per share)		(U.S. $ per ADS (one ADS six common shares))
2004
3rd Quarter	40.05	30.99	21.18	16.35
4th Quarter	44.51	35.00	24.00	18.00

2005
1st Quarter	66.80	43.30	35.78	22.79
2nd Quarter	47.05	39.15	25.79	23.45
3rd Quarter	54.05	48.68	31.97	26.98
4th Quarter	54.90	49.18	32.80	27.21

2006
December 2005	56.07	52.47	32.31	29.85
January 2006	62.53	54.80	35.90	31.38
February 2006	66.85	59.50	38.21	33.79
March 2006	65.58	61.42	36.76	35.08
April 2006	70.46	64.16	38.32	35.32
May 2006	71.26	56.70	38.98	30.18
Through June 23, 2006	64.94	51.90	34.82	27.11

On June 23, 2006, the reported last sale price of the Common Shares on the Mexican Stock Exchange was Ps.55.51 per Common Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$29.16 per ADS.

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

Market Regulation and Registration Standards

In 1925, the Mexican Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity. In 1995, these two entities were merged to form the CNBV. The Mexican Securities Market Act, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations (sociedades anónimas). The Mexican Securities Market Act sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the CNBV by resolution of its board of governors. In addition to setting standards for brokerage firms, the Mexican Securities Market Act authorizes the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Act. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through a board of governors composed of thirteen members.

Effective June 28, 2006, the new Mexican Securities Market Act requires issuers to increase the protections offered to minority shareholders and to bring corporate governance practices in line with international standards. See “Item 3. Key Information—Risk Factors — Risks Relating to Mexico — Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.”

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

Pursuant to the Mexican Securities Market Act,

•                  members of the board of directors and principal officers of a listed issuer.

•                  shareholders controlling 10% or more of a listed issuer’s outstanding share capital, and the directors and principal officers of such shareholders.

•                  groups having significant influence on a listed issuer, and

•                  other insiders

must abstain from purchasing or selling securities of the issuer within 90 days from the most recent public or public tender of shares of the Issuer last sale or purchase, respectively. Shareholders of issuers listed on the Mexican Stock Exchange must notify the Mexican Stock Exchange of any transactions made in or outside of the Mexican Stock Exchange that result in a transfer of 10% or more but less than 30% of an issuer’s share capital on the next day following the respective transaction.

The new Securities Market Law requires any acquirer of more than 30% of an issuer’s outstanding share capital to make a public tender offer.

Any intended acquisition of a public company’s shares that results in the acquiror obtaining control of the issuer requires the potential acquiror to make a tender offer for 100% of the company’s outstanding share capital. These tender offers must be made at the same price for all tendering shareholders. The board of directors must give an opinion on any tender offer within 10 days after the tender offer notice.

In addition, the Mexican Securities Market Act requires shareholders holding 10% or more of a listed issuers’ share capital to notify the CNBV of any share transfer.

Mexican Securities Market Act

The Mexican legislature issued a new Mexican Securities Market Act effective June 28, 2006. The amendments provide, among other things, that:

•                  issuers must have a board of directors with at least five and not more than twenty one members, of which 25% must qualify as “independent directors” under Mexican law;

•                  issuers’ boards of directors must approve related party transactions and material asset transactions;

•                  issuers must appoint and maintain an audit committee and a Corporate Governance Committee; and

•                  issuers must provide additional protections for minority shareholders.

The Mexican Securities Market Act permits issuers to include anti-takeover defenses in their bylaws and provides for specified minority rights and protections, among other things.

The Mexican Securities Market Act does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly held shares, unless approved by the CNBV.

ITEM 10.             Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our shareholders in accordance with the new Mexican Securities Market Act and regulations, and (2) Mexican Companies law. This description does not purport to be complete and is qualified by reference to our bylaws, which have previously been filed with the Securities and Exchange Commission.

Organization and Register

We are a sociedad anónima bursάtil de capital variable (a corporation) organized in Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law and the Ley del Mercado de Valores, or the Mexican Securities Market Law. We were incorporated on March 30, 1998 and the duration of our corporate life is indefinite. Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (1) promote, establish, organize and administrate all types of companies, mercantile or civil, (2) acquire or dispose of stock or interests in other mercantile or civil companies, either by taking part in its formation or acquiring shares or interests in companies that already are in existence, (3) receive from third parties and give to the companies of which it is a shareholder or partner or to any other third party, guidance or technical consulting services, including services in the fields of administration, accounting, merchandising or financing, (4) obtain, acquire, utilize or dispose of any patent, brand or commercial name, franchise or rights in industrial property in Mexico or abroad., (5) obtain any type of financing or loan, with or without a specific guarantee, and grant loans to mercantile or civil companies or other persons in which the company has an interest or with others with which it has a business relationship, (6) grant any type of guarantee and endorsement in respect to obligations or credit instruments, for the benefit of mercantile or civil companies or other persons with which the company has an interest or with which it maintains a business relationship, (7) issue, subscribe, draw, accept and endorse all types of credit instruments, including obligations with or without a guarantee, (8) acquire, rent, administrate, sell, mortgage, pledge, encumber or dispose of goods, in whatever form, being movable or immovable, as well as rights over the same, (9) execute any kind of act and formalize any kind of labor, civil, mercantile or administrative agreement or contract permitted by Mexican legislation, with real and corporate personalities that are either public or private, obtaining from these, concessions, permits and authorizations relating directly or indirectly to the company’s objectives as set forth in its bylaws, including, actively or passively contracting any type of services, consulting work, supervisory work and technical direction that would be necessary or proper for the aforementioned goals, (10) issue treasury stock in accord with Article 81 of the Mexican Securities Market Act, (11) establish agencies or representatives and act as broker, agent, representative, mercantile mediator or distributor, and (12) perform any acts necessary to accomplish the foregoing.

Directors

Our bylaws provide that our board of directors will consist of a minimum of five and a maximum of twenty —one members, as resolved by the relevant shareholders’ meeting. At least 25% of the members of our board of directors must be independent pursuant to Mexican law. At each shareholders’ meeting for the election of directors, holders of at least 10% of our outstanding share capital are entitled to appoint one member of the board of directors.

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

•                  strategic decision for the company and its subsidiaries;

•                  any transactions outside the ordinary course of our business to be undertaken with related parties;

•                  significant asset transfers or acquisitions;

•                  credit policies;

•                  granting material guarantees or collateral;

•                  designation of the Chief Executive Officer (Director General); and

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

Ordinary shareholders’ meetings are those called to discuss any issues not reserved for extraordinary shareholders’ meetings. An annual ordinary shareholders’ meeting must be held within the first four months following the end of each fiscal year to discuss, among other things:

•                  approving or modifying the report of the board of directors referred to in Article 172 of the Mexican executive General Business Corporations Act;

•                  allocating profits, if applicable;

•                  appointing or ratifying the appointment of members of the board of directors, the secretary, members of the executive committee and other committees, if applicable, and determining their compensation;

•                  Appointing the chairman of the audit committee and of the corporate governance committee;

•                  designating the maximum amount that may be allocated to share repurchases;

•                  discussing the audit committee’s and corporate governance committee’s annual reports to the board of directors; and

•                  approving transactions of the company and subsidiaries representing 20% or more of the consolidated assets of the company.

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

The board of directors, the audit committee and the corporate governance committee may call any shareholders’ meeting. Any shareholder or group of shareholders with voting rights representing at least 10% of our share capital may request that the board of directors call a shareholders’ meeting to discuss the matters indicated in the written request. If the board of directors fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

Notices of shareholders’ meetings must be published in the official gazette of Sinaloa and in one newspaper of general circulation in Culiacán, Sinaloa and in Mexico at least 15 calendar days prior to the date of the meeting. Each notice must set forth the place, date, and time of the meeting and the matters to be addressed and must be signed by whomever convenes the meeting. Shareholders’ meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital are duly represented. All relevant information relating to the shareholders’ meeting must be made available to shareholders starting on the date the notice is published.

To be admitted to any shareholders’ meeting, shareholders must be registered in our share registry or provide evidence of their status as shareholders as provided in our bylaws (including through certificates provided by INDEVAL and INDEVAL participants). Shareholders may appoint one or more attorneys-in fact to represent them pursuant to general or special powers of attorney or by a proxy. Attorneys-in-fact may not be directors of Homex.

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

Notwithstanding the foregoing shares issued for further subscription under Article 53 of the Securities Market Act will be held in the treasury until they are offered for subscription and payment (without preemptive rights being applicable), provided that such subscription is effected through a public offering in accordance with the Securities Market Act.

Share Repurchases

Pursuant to that the Securities Market Act and our by-laws, we may repurchase our shares on the Mexican Stock Exchange at the prevailing market price. Repurchased shares cannot be represented at any shareholders’ meeting. We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our board of directors to effect share repurchases. However, we are required to obtain shareholder approval as described below. In addition, our board of directors must appoint an individual or group of individuals responsible for effecting share repurchases. These repurchases must be made subject to the provisions of the Securities Market Act, and carried out, reported, and disclosed in the manner established by the CNBV.

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

Delisting

If we decide to cancel the registration of our shares with the Mexican Securities Registry or if the CNBV orders this deregistration we will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. Shareholders deemed to have “control” will be secondarily responsible for making such tender offer. The price of the offer to purchase will be the higher of:

•                  the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made; and

•                  the book value of the shares as reflected in our latest quarterly report filed with the CNBV and the Mexican Stock Exchange.

In order to make the repurchase, we  must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer. The trust must be in force for a period of, at least, six months from the date of delisting.

Not later than ten business days following to the commencement of an offering, our board of directors will issue an opinion on the offering price, considering the opinion from our audit committee and also, disclosing any potential conflicts of interest that any of the board members may have. The board’s resolution may be accompanied by fairness opinion issued by an expert selected by us to that effect.

Ownership of Share Capital by Subsidiaries

Our subsidiaries, may not, directly or indirectly, purchase our shares.

Redemption

Pursuant to the Securities Market Act, shareholders are entitled to the redemption of its variable Common Shares.

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

Pursuant to the Mexican Securities Market Act and the Mexican General Business Corporations Act, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

•                  holders of at least 5% of our outstanding share capital to bring an action for civil liabilities against our directors and members of our senior management, any recovery is for our benefit and not the benefit of the plaintiffs;

•                  holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) are entitled to request that a shareholders’ meeting be called in certain limited situations;

•                  holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions with respect to any matter on which they were not sufficiently informed to be postponed;

•                  holders of at least 10% of our outstanding share capital are entitled to appoint one member of our board of directors, and

•                  holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law.

In addition, pursuant to the Mexican Securities Market Act, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and a corporate governance committee and that at least 25% of our directors qualify as independent.  The CNBV is empowered to verify their independence.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and other jurisdictions although we believed the new Mexican Securities Market Act has introduced higher corporate governance standards including director fiduciary duties with a comprehensive description of duties of care and loyalty. Mexican civil procedure does not contemplate class action lawsuits.

Notwithstanding the foregoing, it is anticipated to be more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. issuer.

Information to Shareholders

The Mexican General Business Corporations Act establishes that companies, acting through their boards of directors, must annually present a report to shareholders at a shareholders’ meeting that includes:

•                  a report of the directors on the operations of the company and the subsidiaries during the preceding year, as well as on the policies followed by the directors and management;

•                  an opinion on the Chief Executive Officer’s report on the principal accounting and information policies and criteria followed in the preparation of the financial information;

•                  a statement of the financial condition of the company at the end of the fiscal year;

•                  a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and share capital during the preceding year; and

•                  the notes which are required to complete or clarify the above mentioned information.

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

As required by Mexican law, our bylaws provide that non-Mexican shareholders agree to be considered Mexican citizens with respect to:

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

Summary of Differences between Mexican and U.S. Corporate Law

You should be aware that the Mexican General Corporations Act and the Mexican Securities Market Act, which apply to us, differ in material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of provisions applicable to us (including modifications adopted pursuant to our bylaws) which differ in material respects from provisions of the corporate law of the State of Delaware.

Duties of Directors

Under the Mexican Securities Market Act, directors now have fiduciary duties of care and loyalty specified therein. The duties of directors of public companies are more extensive than the duties of directors of private companies. Actions against directors may be initiated by holders of at least 5% of our outstanding share capital, although any damages recovered from directors are awarded solely to the company.

Under the new Mexican Securities Market Act, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

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

Under the new Mexican Securities Market Act, directors are exempted from liability in their decisions when they act in good faith and in compliance with all legal and by-law requirements, and based on information provided by management, having selected the best alternative, according to their best judgment and after considering the foreseeable negative effects. Mexican courts have not yet interpreted these new standards of conduct for directors.

Interested Directors

The Mexican Securities Market Act requires that our corporate governance committee issue an opinion with regard to transactions and arrangements with related parties, including directors. These transactions and arrangements must be approved by our board of directors except for immaterial transactions or transactions with affiliates in the normal course of business and at market prices. Mexican law provides that a member of the board of directors can be liable for failing to disclose a conflict of interest and for voting on a transaction in which he or she has a conflict of interest.

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

Anti-Takeover Provisions

Our bylaws do not include anti-takeover provisions. The Mexican Securities Market Act permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company provided however that:

a)              adoption of such provisions is not opposed by holders of 5% or more of our share capital;

b)             no shareholder is excluded from the benefits that may drive from such provisions;

c)              takeovers cannot  be absolutely banned and any required approval from the company’s board of directors must be subject to established criteria and a deadline not to exceed three months; and

d)             takeover procedures conform to compulsory tender offering rules.

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

•                  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•                  at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66⅔% of the voting stock which is not owned by the interested shareholder.

Transactions with Significant Shareholders

Under Mexican law, a company’s board of directors must approve any potential transaction to be undertaken with any shareholders of the company or other companies affiliated with shareholders of the company. The board of directors must take the recommendation of the corporate governance committee into consideration in granting its approval and may also require an independent fairness opinion. In addition, pursuant to the Mexican law, any shareholder who votes on a transaction in which it has a conflict of interest may be liable for damages if the transaction would not have been approved without the shareholder’s vote.

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

Shareholders’ Suits

As mentioned above, holders of at least 5% of our outstanding share capital may bring derivative actions for civil liabilities against our directors, members of the audit committee, and the corporate governance committee. However, the grounds for shareholder derivative actions under Mexican law are limited, which effectively bars most of these kinds of suits in Mexico. In addition, subject to certain requirements, holders of at least 20% of a company’s outstanding share capital may contest and suspend any shareholder resolution that violates Mexican law or our bylaws. Class action lawsuits are not permitted under Mexican law.

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

Indemnification of Directors and Officers

Under Mexican law, a company may indemnify directors or members of any committee of the board of directors, for actions taken within the scope of their duties, against expenses (including attorneys’ fees), judgments, fines and settlement amounts, reasonably incurred in defense of an action, suit, or proceeding Except for breach of the duty of loyalty or unlawful acts.

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

Inspection of Corporate Records

Under Mexican law, At the time that a notice of shareholders’ meeting is published, shareholders are entitled to all information related to the matters to be discussed at the meeting.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Shareholder Proposals

Under Mexican law and our bylaws, holders of at least 10% of our outstanding share capital are entitled to appoint one member of our board of directors.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

Under Mexican law and our bylaws, a shareholders’ meeting may be called by the board of directors, the chairman of the board of directors, or of the audit committee or the corporate governance committee. Any shareholder or group of shareholders with voting rights representing at least 10% of our share capital may request that the board of directors or call a shareholders’ meeting to discuss the matters indicated in the written request. If the board of directors fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

MATERIAL CONTRACTS

Acquisition of Controladora Casas Beta, S.A.

On April 21, 2005, we signed an agreement to acquire 100% of the capital stock of Controladora Casas Beta, S.A. de C.V., or Beta, the seventh largest homebuilder in Mexico, in a transaction valued at approximately Ps.2,007.5billion (or approximately US$188.9 million). The transaction required that we purchase approximately 53.0% of Beta’s stock for approximately Ps.1,045.7 million (or approximately US$98.4 million) in cash and 47.0% of Beta’s stock for approximately 22.0 million of our common shares valued at approximately Ps.961.8 million (or approximately US$90.5 million). Beta was then merged into us. Beta shareholders owned approximately 6.6% of Homex after the merger and sold their position in January 2006 through a non-dilutive secondary offer. We financed the cash portion of the purchase price principally with bank financing.

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

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT:  (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN (WITHIN THE MEANING OF INTERNAL

REVENUE SERVICE CIRCULAR 230); AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for the year ended December 31, 2005 and 38.89% thereafter. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

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

Gain on the sale of the Common Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of the Common Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 30% for the year ended December 31, 2005, 29% for 2006 and 28% thereafter of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferential tax regime.

For tender offers conducted on the Mexican Stock Exchange or other approved stock exchanges or securities markets, non-resident holders who held the Common Shares as of the date they were initially registered with the CNBV may apply the above exemption to the extent that:

•                  five uninterrupted years have elapsed since the initial public offering of the Common Shares;

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

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2005, we had outstanding indebtedness of Ps. 3,353.5 million, the majority of which bore interest at fixed interest rates. The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio). TIIE increases would, consequently, increase our interest payments.

A hypothetical, instantaneous, and unfavorable change of 1.5% (150 basis points) in the average interest rate applicable to floating-rate liabilities held at December 31, 2005 would have increased our interest expense in 2005 by approximately Ps.9.1 million, over a twelve-month period.

We manage our exposure to changes in interest rates by efficiently timing construction and delivery of our homes and payments to our suppliers, thereby allowing us to reduce our borrowing needs. We have also reduced our interest expense and lending commissions through the issuance of long-term senior notes due 2015 and commercial paper with more favorable interest rates.

Together with the issuance of the US$250 million long term US Dollar denominated senior notes due 2015, Homex entered into a Principal Only Swap to hedge and cover the economic and cash flow principal US dollar exposure. The notes bear 7.5% p.a. six months interest coupons exposed to US dollars currency fluctuations. The company used a Fair  Value accounting methodology for the financial periodic re-measurement as per FAS 133, consequently  financial periodic statements reports a foreign exchange non cash effect from the mark to market of the Principal Only Swap,  that at due date on year 2015 will equate to the change of the value of the underlying note.

ITEM 12.             Description Of Securities Other Than Equity Securities.

Not Applicable.

PART II

ITEM 13.             Defaults, Dividend Arrearages And Delinquencies.

Not Applicable.

ITEM 14.             Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not Applicable

ITEM 15.             Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2005, are as follows:

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

We are in the process of implementing a plan to align our internal control systems with the requirements established in Section 404 of the Sarbanes Oxley Act, Section 404 requires that, in addition to the annual audit, management prepares a report on the design, maintenance and periodic evaluation of our internal control system for financial reporting.

CHANGES IN INTERNAL CONTROLS

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. (Reserved)

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

ITEM 16C.                                     Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2005	2004
	(thousands of Mexican pesos)
Audit fees	7,394	Ps. 4,778
Audit-related fees	1,765	563
Tax fees	4,618	6,340
All other fees	4,042	22
Total fees	17,820	Ps. 11,703

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

Other Fees. Other fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, for non-audit services. As a percentage of total fees billed to us, other fees represent 0.2% and 23% for 2004 and 2005, respectively.

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

ITEM 16D.            Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.       Financial Statements.

Not Applicable.

ITEM 18.       Financial Statements.

See pages F-1 through F-45, incorporated herein by reference.

ITEM 19.       Exhibits.

Exhibit No.
1(1)	Our articles of incorporation (estatutos sociales) as amended through March 30, 1998, together with an English translation.*

1(2)	Our bylaws (estatutos sociales) as amended through June 28, 2006, together with an English translation.

2(a)(1)

Form of Deposit Agreement, as amended, by and among us, JPMorgan Chase Bank as Depositary and the Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including form of American Depositary Receipt.**

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee ***

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee ****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note ****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 among us, Credit Suisse First Boston LLC and certain financial institution named therein. ***

2(b)(5)

Form of Registration Rights Agreement by and among us, Banco Santander Mexicano, S.A., as trustee of Trust No. F/10289, for the benefit of the de Nicolás Family, Bermuda Trust Company Limited, as trustee of ZN Mexico Trust, and EIP Investment Holdings, LLC.*

8	List of Principal Subsidiaries.***

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006.

*                       Previously filed in Registration Statement on Form F-1/A (File No. 333-116257),  originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**                Previously filed in Registration Statement on Form F-6 (No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***         Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

****  Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B. de C.V.

/s/ Mario Alberto Gonzalez Padilla
Name: Mario Alberto Gonzalez Padilla
Title: Chief Financial Officer

Dated: June 29, 2006

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2005 and 2004
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003
Conlidated Statement of Changes in Financial Position for the years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Desarrolladora Homex, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005 in conformity with the accounting principles generally accepted in Mexico.

As mentioned in Note 3 to the consolidated financial statements, effective January 1, 2005 the Company adopted the provisions of Bulletin B-7, “Business acquisitions”. On July 1, 2005 a subsidiary was acquired (see Note 2.c) utilizing the purchase method of accounting, under which the assets acquired and liabilities assumed are recorded at fair value, through the allocation of the acquisition cost of the subsidiary, and goodwill of 635,908 thousand Mexican pesos was determined.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2005, and the determination of consolidated stockholders’ equity at December 31, 2005, 2004 and 2003 to the extent summarized in Note 25.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Sergio Vargas Vargas
Mexico City, Mexico
April 21, 2006
(June 13, 2006 as to Notes 24, 25 and 27)

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 and 2004
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	2005	2005	2004
	(Convenience translation;
	Note 2.a)
Assets

Current assets:
Cash and temporary investments (Note 4)	$124,114	Ps. 1,318,776	Ps. 528,223
Restricted cash (Note 21)	29	311	21,162
Trade accounts receivable, net (Note 5)	523,006	5,557,198	3,276,464
Inventories (Notes 6 and 10)	330,970	3,516,724	2,154,963
Other current assets, net (Note 7)	16,773	178,225	107,707
Total current assets	994,892	10,571,234	6,088,519

Land held for future development (Notes 6 and 10)	167,996	1,785,044	520,853
Restricted investments (Note 20)	—	—	44,374
Property and equipment, net (Notes 8 and 10)	43,370	460,831	259,838
Goodwill (Note 2)	59,847	635,908	—
Other assets (Note 9)	61,140	649,643	87,459
Total	$1,327,245	Ps. 14,102,660	Ps. 7,001,043

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt (Note 10)	$1,636	Ps. 17,386	Ps. 410,384
Trade accounts payable (Note 12)	283,001	3,007,049	1,714,376
Advances from customers	19,858	210,998	61,803
Accrued expenses and taxes other than income taxes	24,121	256,294	68,532
Income tax payable	9,322	99,056	359
Employee statutory profit sharing	1,898	20,163	2,048
Total current liabilities	339,836	3,610,946	2,257,502

Long-term debt (Note 10)	315,014	3,347,179	186,233

Employee retirement obligations (Note 11)	3,709	39,415	—

Deferred income taxes and employee statutory profit sharing (Note 19)	122,342	1,299,943	654,419
Total liabilities	780,901	8,297,483	3,098,154

Commitments and contingencies (Notes 20 and 21)

Stockholders’ equity (Note 13):
Common stock	46,027	489,059	224,378
Additional paid-in capital	285,938	3,038,236	2,303,130
Retained earnings	195,166	2,073,734	1,148,991
Excess in restated stockholders’ equity	29,445	312,863	321,073
Initial cumulative effect of deferred income taxes	(13,758)	(146,185)	(146,185)
Majority stockholders’ equity	542,818	5,767,707	3,851,387
Minority interest in consolidatedsubsidiaries	3,526	37,470	51,502
Total stockholders’ equity	546,344	5,805,177	3,902,889

Total	$1,327,245	Ps. 14,102,660	Ps. 7,001,043

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005, except share and per share data)

	2005	2005	2004	2003
	(Convenience			(Note 2.e)
	translation; Note 2.a)

Revenues	$803,026	Ps.8,536,162	Ps.5,491,294	Ps.3,008,841
Costs	548,310	5,828,534	3,823,572	2,152,170

Gross profit	254,716	2,707,628	1,667,722	856,671

Selling and administrative expenses (Notes 15 and 16)	75,284	800,272	447,901	275,643

Income from operations	179,432	1,907,356	1,219,821	581,028

Other income — net (Note 17)	2,205	23,443	44,473	80,454

Net comprehensive financing cost:
Interest expense (Note 18)	39,429	419,127	136,633	121,678
Interest income	(5,485)	(58,310)	(48,348)	(6,732)
Exchange loss (gain)	6,158	65,461	(7,354)	(1,349)
Monetary position loss	2,943	31,283	84,017	18,237
	43,045	457,561	164,948	131,834
Income before income taxes and employee statutory profit sharing	138,592	1,473,238	1,099,346	529,648

Income tax expense (Note 19)	44,407	472,044	350,945	189,474
Employee statutory profit sharing expense (Note 19)	902	9,590	8,806	285

Consolidated net income	$93,283	Ps. 991,604	Ps. 739,595	Ps. 339,889

Net income of majority stockholders	$93,915	Ps. 998,320	Ps. 730,227	Ps. 334,410
Net (loss) income of minority stockholders	(632)	(6,716)	9,368	5,479

Consolidated net income	$93,283	Ps. 991,604	Ps. 739,595	Ps. 339,889

Weighted average shares outstanding (in thousands)	324,953	324,953	281,997	241,521

Earnings per share (basic and diluted)	$0.29	Ps. 3.07	Ps. 2.59	Ps. 1.38

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Common stock	Additional paid-in capital	Retained earnings	Excess in restated stockholders’ equity	Initial cumulative effect of deferred income taxes	Minority interest in consolidated subsidiaries	Total stockholders’ equity (Note 13)

Balances as of January 1, 2003 (Note 2.e)	Ps. 172,989	Ps. 541,293	Ps. 73,405	Ps. 321,073	Ps.(146,185)	Ps. 5,397	Ps. 967,972

Issuance of common stock	6,081	60,469	—	—	—	36,685	103,235

Comprehensive income	—	—	334,410	—	—	5,479	339,889

Balances as of December 31, 2003 (Note 2.e)	179,070	601,762	407,815	321,073	(146,185)	47,561	1,411,096

Issuance of common stock	45,308	1,701,368	—	—	—	5,522	1,752,198

Comprehensive income	—	—	741,176	—	—	(1,581)	739,595

Balances as of December 31, 2004	224,378	2,303,130	1,148,991	321,073	(146,185)	51,502	3,902,889

Issuance of common stock	264,681	735,106	—	—	—	—	999,787

Minority dilution	—	—	—	—	—	(7,316)	(7,316)

Capital distribution from acquisition of minority interest	—	—	(73,577)	—	—		(73,577)

Reduction of equity for labor obligations	—	—	—	(8,210)	—	—	(8,210)

Comprehensive income	—	—	998,320	—	—	(6,716)	991,604
Balances as of December 31, 2005	Ps. 489,059	Ps.3,038,236	Ps.2,073,734	Ps. 312,863	Ps.(146,185)	Ps. 37,470	Ps.5,805,177

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005, 2004 and 2003
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	2005	2005	2004	2003
	(Convenience			(Note 2.e)
	translation; Note 2.a)
Operating activities
Consolidated net income	$93,283	Ps. 991,604	Ps. 739,595	Ps. 339,889
Add items that did not require resources:
Depreciation	5,850	61,711	25,054	11,436
Loss from sale of subsidiary	—	—	1,180	—
Deferred income taxes	23,610	250,867	287,091	162,144
	122,743	1,304,182	1,052,920	513,469
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(61,013)	(648,290)	(1,369,903)	(594,395)
Inventories and land held for future development	(192,476)	(2,045,150)	(1,430,627)	(863,329)
Prepaid expenses	(6,380)	(67,787)	(76,584)	(562)
Other assets	(9,210)	(97,856)	(77,166)	—
Increase (decrease) in:
Trade accounts payable	92,037	977,940	697,723	808,815
Due to related parties	—	—	—	3,019
Employee retirement obligations	3,709	39,415	—	—
Accrued expenses and taxes other than income taxes	25,355	269,410	—	—
Other liabilities	12,057	128,111	76,020	(22,840)
Net resources used in operating activities	(13,178)	(140,025)	(1,127,617)	(155,823)

Financing activities:
Proceeds from new borrowings	365,060	3,878,945	418,006	524,918
Payments of notes payable	(163,481)	(1,737,064)	(387,545)	(227,904)
Loans from related parties	—	—	31,007	421,956
Payments of related party loans	—	—	(180,104)	(431,155)
Reduction of equity due to labor obligations	(773)	(8,210)	—	—
Proceeds from issuance of common stock	94,093	999,787	1,752,198	103,235
Net resources generated by financing activities	294,899	3,133,458	1,633,562	391,050

(Continued)

	2005	2005	2004	2003
	(Convenience			(Note 2.e)
	translation; Note 2.a)

Investing activities:
Restricted investments	4,176	44,374	(8,067)	(36,306)
Proceeds from sale of subsidiary	—	—	49,716	—
Acquisition of property and equipment — net	(14,094)	(149,756)	(225,716)	(42,615)
Acquisition of minority interest	(7,613)	(80,892)	—	—
Acquisition of BETA	(195,776)	(2,080,222)	—	—
Net resources used in investing activities	(213,307)	(2,266,496)	(184,067)	(78,921)

Cash, temporary investments and restricted cash:
Net increase	68,414	726,937	321,878	156,306
Cash held by subsidiary at the time of acquisition	4,025	42,765	—	—
Balance at beginning of year	51,704	549,385	227,507	71,201

Balance at end of year	$124,143	Ps.1,319,087	Ps. 549,385	Ps. 227,507

(Concluded)

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

1.                          Nature of business

Desarrolladora Homex, S.A. de C.V. and subsidiaries (the “Company”) is a vertically integrated company engaged in the development, construction and sale of affordable entry level, middle income and upper-income housing in Mexico. The Company engages in land acquisition, constructing, marketing and selling homes, obtaining individual financing for its clients and developing communities to satisfy housing needs in Mexico.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the National Workers’ Housing Fund, or INFONAVIT (Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores), the Social Security and Services Institute Public-Sector Workers’ Housing Fund, or FOVISSSTE (Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado) and the public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal). Additionally, the Company participates in the middle-income housing market, where mortgage financing is provided by commercial banks and sofoles, which are special purpose financing entities that provide a substantial majority of mortgage financing for the middle-income sector.

For the years ended December 31, 2005, 2004 and 2003, revenues obtained through INFONAVIT mortgage financing accounted for 61%, 36%, and 59%, respectively, of the Company’s total revenues for those years.

Operating cycle - The Company’s operations present a seasonal cycle: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the project construction starting date, and may be cancelled in the subsequent period.

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

The financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps.10.6255 per one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at this or any other exchange rate.

b.                            Consolidation of financial statements - The consolidated financial statements include those of   Desarrolladora Homex, S.A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

Company	Ownership Percentage		Activity
	2005	2004
Proyectos Inmobiliarios de Culiacán, S.A. de C.V.	100.00%	100.00%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid.del Fideicomiso AAA Homex 80284	100.00%	100.00%	Rendering of financial services
Administradora Picsa, S.A. de C.V.	100.00%	100.00%	Rendering of administrative services and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	100.00%	100.00%	Rendering of administrative services to affiliated companies
Aerohomex, S.A. de C.V.	100.00%	100.00%	Rendering of transportation services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100.00%	95.86%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V. 67.00%	67.00%	67.00%	Construction and development of housing complexes
Casas Beta del Centro, S.A. de C.V. (1)	100.00%	—	Promotion, design, construction and sale of entry-level housing
Casas Beta del Norte, S.A. de C.V.	100.00%	—	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S.A. de C.V.	100.00%	—	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S.A. de C.V. (2)	100.00%	—	Construction and design of housing
Edificaciones Beta del Noroeste, S.A. de C.V. (2)	100.00%	—	Construction and design of housing
Edificaciones Beta del Norte, S.A. de C.V. (2)	100.00%	—	Construction and design of housing

Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

(1) Casas Beta del Centro, S.A. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V., which are engaged in the promotion, design, construction and sale of entry-level housing.

(2) To efficiently manage its operations, the Company decided to reduce the number of subsidiaries. Therefore, these companies, as of December 15, 2005, began a process of legal liquidation that entails the transfer of all of their assets and liabilities, at book value, to other companies in the group.

c.                             Acquisition of shares in Controladora Casas Beta, S.A. de C.V. - On July 1, 2005, the Company acquired 100% of the voting stock of Controladora Casas Beta, S.A. de C.V. (“BETA”), whose primary activity is the construction and sale of entry-level housing primarily in the Mexican states of Baja California, Nuevo León and the State of Mexico. The results of BETA’s operations starting July 1, 2005, have been included in the Company’s consolidated financial statements. Among the main reasons for the acquisition of BETA was that, prior to the acquisition, BETA was considered to be the sixth largest homebuilder in Mexico, in terms of the number of units sold. The acquisition of BETA is expected to significantly improve the Company’s financial results and will strengthen its position in the domestic market, enhancing its presence in the three previously mentioned states, which have substantial housing markets where BETA has major construction developments.

The purchase price of BETA was 2.08 billion Mexican pesos (2.04 billion Mexican pesos at nominal value), and the acquisition included the cash purchase of 53% of the shares of BETA for 1.08 billion Mexican pesos (1.07 billion Mexican pesos at nominal value) and the purchase of the remaining 47% of the shares of BETA in exchange for 22,013,060 shares in the Company with a value of 996 million pesos (977 million pesos at nominal value). Upon completion of the acquisition of BETA, it was merged with the Company.

The condensed balance sheet of BETA on the acquisition date, adjusted for the assignment of the acquisition cost to the assets and liabilities assumed, was as follows:

Balances as of June 30, 2005
Current assets	Ps.2,150,383
Fixed assets, net	316,539
Intangible asset (BETA trademark)	455,270
Current liabilities	(695,043)
Long-term debt	(700,007)
Minority interest	(82,829)
Net assets acquired	1,444,313
Cost of the acquired entity	2,080,221

Goodwill	Ps. 635,908

The intangible asset represents the value assigned to the BETA trademark, which was determined as part of the assessment performed by the Company to assign the purchase price to the assets acquired and the liabilities assumed. This value was established by independent appraisers.

The goodwill resulting from the acquisition of BETA represents the benefit the Company expects to obtain from increasing its position in major housing markets in the State of Mexico and in the cities of Monterrey and Tijuana, and expected future synergies from the combination of the businesses.

In the consolidated income statement for the Company for the period from July 1, 2005 to December 31, 2005, BETA contributed net revenues of Ps.1,981,082, operating income of Ps.596,763 and net income of Ps.358,453.

If BETA had been acquired on January 1, 2005 and 2004, for the years ended December 31, 2005 and 2004, total consolidated revenues of the Company would have been Ps.9,806,728 and Ps.8,052,689, respectively; operating income would have been Ps.2,111,252 and Ps.1,730,941, respectively; net income would have been Ps.1,153,009 and Ps.1,045,142, respectively; and basic and diluted earnings per share would have been Ps.3.54 and Ps.3.70, respectively.

d.                            Acquisition of shares of Super Abastos Centrales y Comerciales, S.A. de C.V. -d.     In February 2005, Casas Beta del Centro, S.A. de C.V. (“Beta del Centro”), a subsidiary of the Company, acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. (“SACC”) in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.12,204, which was identified and recorded in the inventory of the development project. With this percentage of stock acquired, under the agreements signed with SACC shareholders, Beta del Centro has a controlling interest in SACC as of the acquisition date and consolidates SACC.

On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC’s outstanding shares. The excess cost of the shares acquired from minority owners totaled Ps.73,577, which was recorded as a capital distribution, since this was a transaction between common shareholders.

e.                             Merger - On May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented. This transaction resulted in a gain of Ps.10.949, which was accounted for as an increase in retained earnings.

f.                               Sale of subsidiary - In May 2004, the subsidiary Homex Cuautitlán, S.A. de C.V. was sold, generating a loss of Ps.1,180.

g.                            Comprehensive income - Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2005, 2004 and 2003, there were no other comprehensive income or loss items.

3.                          Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.                             New accounting  policies:

Business acquisitions -As of January 1, 2005, the Company adopted the provisions of Bulletin B-7, “Business Acquisitions”. Bulletin B-7 provides rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others, that a) the adoption of the purchase method as the sole valuation rule for these transactions; b) goodwill arising from an acquired entity should not be amortized, but should be subject to impairment tests, at least on an annual basis in conformity with Bulletin C-15, “Accounting for Impairment and Disposal of Long-lived Assets”; and c) any unamortized excess of recorded value over cost of subsidiaries and associated companies should be immediately considered in the year’s results. It also provides rules for the accounting treatment of asset transfers or share exchanges between entities under common control and for the acquisition of minority interest, the effects of which are recorded in stockholders’ equity.

Severance payments - Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, “Labor Obligations”, related to the recognition of the liability for severance payments for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is Ps.21,268. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over 12 years, which represents the average labor life of employees expected to receive such benefits.

b.                            Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

Excess in restated stockholders’ equity - Excess in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain from holding nonmonetary assets through December 31, 1996, which resulted from restating certain nonmonetary assets above inflation utilizing appraisal values.

Monetary position result - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (“NCPI”) factors to the monthly net monetary position. Losses result from maintaining a net monetary asset position.

c.                             Temporary investments - Temporary investments representing cash equivalents are stated at the lower of acquisition cost plus accrued yields, or estimated net realizable value.

d.                            Inventories and costs of sales - Finished construction, construction-in-process and land for development are recorded at acquisition cost and restated using the NCPI. Cost of sales is also restated by applying such index.

Land for future developments refers to land reserves yet to be developed by the Company. Land for future development is recorded at acquisition cost and is restated by applying factors derived from the NCPI.

e.                             Property and equipment - Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Years
	2005	2004

Buildings	20	20
Machinery and equipment	4 and 10	4 and 10
Transportation equipment	4	4
Air transportation equipment	10	-
Office furniture and equipment	10	10
Computers	4	4
Communication equipment	4	4

f.                               Goodwill - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and at least once a year, is subject to impairment tests.

g.                            Impairment of long-lived assets in use - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

h.                            Derivative financial instruments - The Company values all of its derivatives at fair value in the balance sheet, regardless of the purpose for holding them, based on market prices for derivatives traded on recognized markets, and based on technical determinations of their fair value, estimated by means of technical valuation models, supported by sufficient, reliable and demonstrable information. The fair value is recorded on the balance sheet as an asset or liability, according to the rights or obligations stemming from the related derivative contract.

When transactions meet all hedging requirements, the Company designates derivatives as hedging financial instruments at the start of the hedging relationship. For fair value hedges, the Company recognizes any changes in value both of the derivative and the open risk position in the results of the period in which the change occurs. For cash flow hedges, the effective portion is recognized temporarily under comprehensive income within stockholders’ equity and is subsequently reclassified to current earnings at the same time it is affected by the hedged item. The ineffective portion is immediately recognized in current earnings, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

The Company uses foreign currency forward contracts to manage its exposure to foreign currency fluctuations. As a policy, the Company does not carry out derivative transactions of a speculative nature.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges because they do not meet all of the requirements and are instead classified as trading for accounting purposes. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost.

i.                                Other assets - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. Preoperating costs incurred are recorded directly to results of the period in which they are incurred. Debt issuance costs are capitalized and restated by applying the NCPI. Amortization is calculated using the straight-line method over the term of the loan. The value assigned to the BETA trademark is restated by applying the NCPI and amortized using the straight-line method over 5 years, which is its estimated useful life.

j.                                Employee retirement obligations - Seniority premiums and pension plans, and beginning in 2005, severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

k.                             Business acquisitions - All business acquisitions are recognized and valued initially by the purchase method, which includes the cash delivered or its fair value equivalent. Goodwill or an extraordinary item will be recognized, as the case may be.

l.                                Provisions - Provisions are recognized for current obligations that result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.

m.                          Warranties - The Company offers warranties against manufacturing defects in its housing for a period of two years, covering problems such as electrical installations, plumbing, gas, and waterproofing; and for ten years against hidden defects that affect the safety of the homes (foundations and structure). The Company has an insurance policy that covers these guarantees.

n.                            Income tax, tax on assets and employee statutory profit sharing - Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

o.                            Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

p.                            Revenue and cost recognition - Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed projects exceed expected revenues, a provision for estimated costs is recorder in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

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

q.                            Earnings per share - Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities; therefore, basic and diluted earnings per share are the same.

4.                          Cash and temporary investments

	2005	2004

Cash	Ps.1,033,458	Ps. 299,245
Temporary investments	285,318	228,978
	Ps.1,318,776	Ps. 528,223

5.                          Trade accounts receivable

	2005	2004

Due from customers	Ps. 761,143	Ps. 629,383
Unbilled revenues on developments in progress	4,417,981	2,533,175
Services	120,203	28,495
	5,299,327	3,191,053
Allowance for doubtful accounts	(26,888)	(12,132)
	5,272,439	3,178,921
Other debtors	145,417	33,807
Recoverable value-added taxes	169,470	83,953
	5,587,326	3,296,681
Trade accounts receivable long-term (Note 9)	(30,128)	(20,217)

	Ps.5,557,198	Ps.3,276,464

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

The changes in the allowance for doubtful accounts are as follows:

	2005	2004	2003
Initial balance	Ps.12,132	Ps. 6,635	Ps. 5,259
Provision for the period	14,756	5,497	1,376
Ending balance	Ps.26,888	Ps.12,132	Ps.6,635

6.                          Inventories

	2005	2004

Land held for future developments	Ps.3,865,877	Ps.1,690,979
Construction-in-process	1,145,263	672,443
Finished construction	3,158	3,264
Construction materials	234,632	62,463
Merchandise-in-transit	—	1,793
Advances to suppliers	52,838	244,874
	5,301,768	2,675,816

Land for future developments — noncurrent	(1,785,044)	(520,853)

	Ps.3,516,724	Ps.2,154,963

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as a part of current assets, and classifying all remaining land as noncurrent assets.

7.                          Other current assets

	2005	2004

Sales commissions	Ps.142,107	Ps. 62,411
Commissions and subscriptions pending amortization	2,208	18,783
Insurance and bond contracts	20,550	19,961
Other	13,360	6,552

	Ps.178,225	Ps.107,707

8.                          Property and equipment

	2005	2004

Buildings	Ps. 23,887	Ps. 16,153
Machinery and equipment	291,761	154,008
Transportation equipment	46,595	38,408
Air transportation equipment	35,038	35,038
Office furniture and equipment	29,350	15,455
Computers	38,156	24,306
Communication equipment	10,691	7,191
Construction-in-process	75,483	930
	550,961	291,489
Accumulated depreciation	(118,375)	(59,896)
	432,586	231,593
Land	28,245	28,245

	Ps.460,831	Ps.259,838

9.                          Other assets

	2005	2004

Value of the “BETA” trademark	Ps.455,270	Ps. —
Accounts receivable from Proyectos y Servicios Alce Blanco, S.A. de C.V.	46,476	48,038
Trade accounts receivable long-term (Note 5)	30,128	20,217
Debt issuance costs	75,543	—
Intangible asset from employee retirement obligations	23,272	—
Investment in associates	2,369	—
Other accounts receivable	16,585	19,204

	Ps.649,643	Ps.87,459

10.                   Long-term debt

	2005	2004
Bonds denominated in U.S. Dollars

Bond issuance (Senior Guaranteed Notes)

Bond issuance (Senior guaranteed notes), guaranteed by PICSA, DECANO and other subsidiary companies, for US$250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually (1)

	Ps.2,656,375	Ps. —

Derivative financial instruments (SWAPS) (2)	118,254	—

Mexican Peso-Denominated Notes Payable
HSBC México, S.A. A credit line of Ps.1,081 million granted on July 1, 2005, with semiannual payments beginning on March 14, 2008, maturing on September 14, 2010, bearing interest at the Mexican Interbank Equilibrium Interest Rate (TIIE) plus 1%. Proceeds were used to purchase BETA. In 2005, advance payments of Ps.540,500 were made on this credit.	540,500	—

	2005	2004
GMAC Hipotecaria, S.A. de C.V. Term loan secured by land for development, payable on June 15, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—	41,775

Term loan secured by land for development, payable on April 15, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—	74,907

Term loan secured by land for development, payable on June 25, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—	29,155

Commercial Paper placed through:

IXE Casa de Bolsa, S.A. de C.V. Promissory note issued on November 17, 2003, renewable at maturity at an average annual rate of TIIE plus 2.95% under a contract with IXE Casa de Bolsa, S.A. de C.V., maturing on June 14, 2005.	—	118,761

Multivalores Casa de Bolsa, S.A. de C.V. Promissory note issued on December 23, 2003, renewable at maturity at an average annual rate of TIIE plus 2.7% under a contract with Multivalores Casa de Bolsa, S.A. de C.V., maturing on November 18, 2005.	—	258,401

Capital lease obligations:

Paccar Arrendadora Financiera, S.A. de C.V. Capital lease obligations for equipment with a net book value of Ps.11,591, payable on July 1, 2006.	8,851	11,023

GE Capital, S.A. Line of credit granted by GE Capital to Aerohomex, S.A. de C.V., to purchase an executive jet for US$2.3 million, on July 29, 2005, maturing on July 29, 2010, at an interest rate of 7.4%.	23,316	—

Arrendadora Financiera Navistar, S.A. de C.V. Capital lease obligations for equipment with a net book value of Ps.23,603, payable on July 10, 2006. Paid in advance in 2005.	—	25,268

Capital lease obligations for equipment with a net book value of Ps.15,473, payable on July 10, 2006.	1,683	16,566

	2005	2004
Capital lease obligations for machinery with an interest rate of 10.50%, maturing on July 10, 2007.	2,611	—

Capital lease obligations for machinery with an interest rate of 6%, maturing on August 31, 2006.	1,946	—

	3,353,536	575,856
Less current portion	(17,386)	(410,384)
	3,336,150	165,472
Land purchases — long-term (Note 12)	11,029	20,761

	Ps.3,347,179	Ps. 186,233

The value of the inflation-indexed Investment Unit (UDI) as of December 31, 2005 and 2004 was Ps.3.6375 and Ps.3.534716, and the TIIE was 8.54% and 8.95%, respectively. U.S. dollar-denominated debentures as of December 31, 2005 were converted to Mexican pesos at the exchange rate of Ps.10.6255 per U.S. dollar.

(1)                        Covenants on loan contracts require the Company and its subsidiaries under guarantee to meet certain obligations. These covenants cover changes in stock control, restrictions on taking on additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to stockholders unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt.

(2)                        In order to convert the principal of the U.S. dollar bonds to Mexican pesos, in September 2005 the Company entered into two “Principal Only Swaps” with a notional value of US$250 million, which entitles the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of Ps.10.83 per dollar. As part of the derivatives structure, the Company will pay interest of 2.92% a year on the total notional amount in U.S. dollars, in semiannual payments. The transaction is an economic hedge, but because it does not meet current hedge accounting requirements, it was classified and recorded as a trading derivative. As of December 31, 2005, the fair value of this derivative was Ps.118,254 (US$11.1 million), which represents the estimated present value of future cash flows to be paid out by the Company.

As of December 31, 2005, long-term debt matures as follows:

2007	Ps. 18,549
2008	4,909
2009	185,076
2010	364,013
Thereafter	2,774,632
3,347,179
Less — Derivative financial instruments	(118,254)

Ps.3,228,925

11.                   Employee retirement obligations

The Company has a plan for covering seniority premiums which consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Since 2005, the Company has recognized a liability for personal severance pay. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

As of December 31, 2005, the present values of these obligations and the rate used for the calculations are:

Accumulated benefit obligation	Ps. (39,415)

Projected benefit obligation	Ps. (44,931)

Unrecognized items:
Transition asset	23,272
Non-recognized actuarial losses	13,724
Net projected liability	(7,935)
Additional liability	(31,480)
Ps. (39,415)

Net period cost	Ps. 7,935
Contributions to plan assets	—

Real rate used in the calculation	3.30%

12.                   Trade accounts payable

	2005	2004

Suppliers	Ps.1,185,289	Ps. 951,033
Land purchases	1,569,474	775,724
Other	263,315	8,380
	3,018,078	1,735,137
Less current portion	(3,007,049)	(1,714,376)

Land purchases long-term (Note 10)	Ps. 11,029	Ps. 20,761

The Company has lines of credit established for many of its suppliers through a factoring program sponsored by Nacional Financiera (AAA-Homex, a non-bank financial intermediary trust with a revolving credit line for suppliers totaling Ps.260,000 with a guarantee fund of Ps.34,824 in the investment account), and other financial institutions. This mechanism ensures more timely payments to suppliers and reduces the need for further construction financing. As of December 31, 2005 and 2004, this factoring program encompassed approximately 1,000 suppliers and amounts of Ps.212,916 and Ps.263,426, respectively, who’s financing was covered by the suppliers themselves.

13.                   Stockholders’ equity

a.                             Common stock at par value (historical pesos) as of December 31, is as follows:

	Number of Shares		Amount
	2005	2004	2005	2004
Fixed capital:
Sole series	335,869,550	313,856,490	Ps. 425,444	Ps. 166,636

b.                Majority stockholders’ equity consists of the following as of December 31, 2005:

	Historical Amount	Inflation Effects	Restated Amount
Common stock	Ps. 425,444	Ps. 63,615	Ps. 489,059
Additional paid-in capital	2,807,076	231,160	3,038,236
Retained earnings	1,984,126	89,608	2,073,734
Excess in restated stockholders’ equity		312,863	312,863
Initial cumulative effect of deferred income taxes	(116,956)	(29,229)	(146,185)
	Ps 5,099,690	Ps. 668,017	Ps. 5,767,707

c.                 The stockholders’ general extraordinary meeting held on June 30, 2005 approved, among other resolutions, an increase in fixed capital derived from the merger with Controladora Casas Beta, S.A. de C.V. (see Note 2), for a total of 22,013,060 common nominative single series shares at no-par value, which were delivered to stockholders of the merged company as released stock in exchange for the shares they owned in the merged company, which was canceled pursuant to such merger at a ratio of 134.7807 shares of the Company for every share of the merged company.  Accordingly, capital stock increased by Ps.258,808, at par value, with a share subscription premium of Ps.718,792 at par value, equivalent to Ps.264,681 and Ps.735,106 constant Mexican pesos, respectively.

d.                At a stockholders’ general ordinary meeting held on June 1, 2004, among others, resolutions were approved to convert the 256,666,490 shares of series “B”, sub series B1, B2 and B3, representing the Company’s variable capital, currently outstanding, for the same number of ordinary, nominative shares, at no par value, representing the Company’s fixed capital without right of withdrawal by issuing 64,220,000 ordinary nominative shares at no par value, which may be freely subscribed, and will be made available in a placement through a primary offering of shares and ADR’S issued based on common stock shares;

At the same time, a resolution was approved whereby the Company’s Board of Directors will be empowered to determine the amount of the Company’s common stock as a result of the offering, and then make the respective amendments to the corporate bylaws and the resulting cancellation of any shares issued, which were not placed among public investors.

e.                 A meeting of the Board of Directors of Desarrolladora Homex, S.A. de C. V. approved a resolution, among others, to increase common stock by Ps.40,792 (Ps.38,257 historical pesos) to the amount of Ps.166,636, which is represented by 313,856,490 shares. Consequently, the board approved the cancellation of 7,130,000 shares, which were issued by the stockholders’ ordinary and extraordinary meeting held on June 1, 2004, which were not available for subscription in the public offering. Furthermore, it was agreed to modify the first paragraph of article six of the corporate bylaws to reflect the following:

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

f.                   At a meeting of the Board of Directors held on July 22, 2004, it was agreed that the total number of the Company’s outstanding common shares after the public offering is 313,856,490 shares, and a resolution was approved to increase common stock by the amount resulting from decreasing the total proceeds from the placement by the expenses incurred in relation to the public offering, and the amount applicable to additional paid in capital.

g.                Pursuant to a resolution of the general ordinary stockholders’ meeting on May 26, 2004, variable common stock was increased by 8,481,673 no-par value Series B, Sub Series B1 shares for Ps.4,516 (Ps. 4,236 historical pesos) through cash contributions. Shares were paid at Ps.0.49942646 each.

h.                Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason.

i.                    Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005 and 2004, the ISR rate was 30% and 33%, respectively; it will decrease to 29% in 2006 and 28% in 2007 and thereafter. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

j.                    The balances of the stockholders’ equity tax account as of December 31 are:

	2005	2004
Contributed capital account	Ps. 3,527,295	Ps. 2,527,508

14.          Foreign currency balances and transactions

a.                 At December 31, the foreign currency monetary position is as follows:

	2005	2004
Thousands of U.S. dollars:
Monetary assets	$167	$1,458
Monetary liabilities	(341,360)	(10,623)

Monetary liability position, net	$(341,193)	$(9,165)

Equivalent in Mexican pesos	Ps. (3,625,346)	Ps. (102,190)

b.                Nonmonetary assets of foreign origin at December 31, 2005 are as follows:

	Currency	Foreign Currency Balance (in thousands)	Equivalent in Mexican Pesos
Air transportation equipment	U.S. dollars	$3,040	Ps. 32,015

c.                 The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,			April 21,
	2005	2004	2003	2006
U.S. dollar	10.6255	11.15	11.24	10.9910

15.          Transactions with related parties

a.                 Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2005	2004	2003
Interest expense	Ps. 6,212	Ps. 17,564	Ps. 17,559

b.                            The Company is a party to an administrative service agreement with two entities whose principal owners are officers of the Company. The amounts paid for those services totaled Ps.48,139, Ps.48,630 and Ps.52,304 in 2005, 2004 and 2003, respectively.

16.          Selling and administrative expenses

	2005	2004	2003
Administrative	Ps. 366,968	Ps. 241,428	Ps. 186,428
Selling	433,304	206,473	89,215
	Ps. 800,272	Ps. 447,901	Ps. 275,643

17.          Other income

	2005	2004	2003
Recovery of taxes	Ps. —	Ps. 35,774	Ps. 75,749
Other income, net	23,443	8,699	4,705
	Ps. 23,443	Ps. 44,473	Ps. 80,454

18.          Interest expense

	2005	2004	2003
Interest expense	Ps. 356,682	Ps. 104,584	Ps. 73,087
Commissions and financing costs	62,445	32,049	48,591
	Ps. 419,127	Ps. 136,633	Ps. 121,678

19.          Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position.

On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The Company files ISR and IMPAC tax returns on an individual entity basis and the related tax results are combined in the consolidated financial statements.

a.                 ISR and PTU consist of the following:

	2005	2004	2003
ISR:
Current	Ps. 179,834	Ps. 2,411	Ps. 232
Deferred	305,056	406,487	189,242
Effect of reduction in statutory rate on deferred ISR	(12,846)	(57,953)	—
	Ps. 472,044	Ps. 350,945	Ps. 189,474

PTU:
Current	Ps. 11,958	Ps. 1,603	Ps. 285
Deferred	(2,368)	7,203	—
	Ps. 9,590	Ps. 8,806	Ps. 285

To determine deferred ISR at December 31, 2005 and 2004, the Company applied the different tax rates that will be in effect beginning in 2006 and 2005, respectively, to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the income tax provision table above and in the rate reconciliation table below under the caption effect of reduction in statutory rate on deferred ISR. In addition, in accordance with tax regulations in effect as of 2005, certain subsidiaries elected to amortize the tax inventory of Ps 394,019 at December 31, 2004 into taxable income over a 6-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

b.                The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU is:

	2005	2004	2003
	%	%	%
Statutory rate	30	33	34
Add (deduct) effect of permanent differences mainly:
Nondeductible expenses	1	1	1
Difference between book and tax inflation effects	2	3	1
Effect of reduction in statutory rate on deferred ISR	(1)	(5)	—
Effective tax rate	32	32	36

c.                 At December 31, the main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2005	2004
Deferred ISR asset:
Effect of tax loss carryforwards	Ps. 152,215	Ps. 601,624
Derivative financial instruments	33,229	—
Accrued liabilities	28,502	32,715
Advances from customers	21,447	—
Allowance for doubtful accounts	7,775	—
PTU liability incurred	5,530	2,242
Others	7,145	4,408
Deferred ISR asset	255,843	640,989

	2005	2004
Deferred ISR liability:
Trade accounts receivable	(1,287,870)	(759,952)
Inventories	(229,628)	(521,814)
Property and equipment	(24,959)	—
Other assets	(39,993)	—
Debt issuance costs	(19,609)	—
Labor obligations, net	(6,601)	—
Prepaid expenses	(5,229)	(26,199)
Deferred ISR liability	(1,613,889)	(1,307,965)
	(1,358,046)	(666,976)

Recoverable tax on assets paid	58,103	20,031

Net long-term deferred ISR liability	(1,299,943)	(646,945)

Deferred PTU liability:
Inventories	—	(7,474)
Net long-term deferred PTU liability	—	(7,474)

Total liability	Ps. (1,299,943)	Ps. (654,419)

d.                Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2005 and expiration dates are:

	Tax Loss	Recoverable
Year of Expiration	Carryforwards	IMPAC
2007	Ps. —	Ps. 224
2008	—	512
2009	2,676	337
2010	—	115
2011	53	—
2012	1,399	3,220
2013	—	3,943
2014	264,917	10,522
2015	257,483	39,230

	Ps. 526,528	Ps. 58,103

20.                   Commitments

The Company has helped its suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera. In relation to this program, the Company established a trust fund called Fiedicomiso AAA-Homex with Nacional Financiera, S,N.C. (“Nafinsa”), which granted a line of credit for Ps.260,000. Under this program, the AAA-Homex trust can dispose of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. The Company, as trustor of the AAA-Homex trust, was obligated to create a reserve fund equivalent to 20% of the credits that Nafinsa grants the trust in its capacity as trust beneficiary. In addition, the Company is obligated to contribute to the trust for up to the amount of the balance drawn from the Nafinsa lines of credit, to pay that balance when necessary, if it becomes due and payable and is not covered with other trust resources. As of December 31,

2005 and 2004, Ps.34,824 is invested in the reserve fund, in compliance with the trust contract. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company.

Additionally, the Company established a factoring contract for suppliers with IXE Banco, S.A., through which the Company was obliged to create a securities collateral contract to guarantee performance of the payment obligations derived from the factoring contract. As of December 31, 2004, the amount of that collateral was Ps.44,374; this collateral was released in 2005.

21.          Contingencies

a.                 The Mexican Social Security Institute, in official letter 572/2004 addressed to National Banking and Securities Commission, ordered the identification and total seizure of all the bank accounts of DECANO (subsidiary company), which only affects the Company’s bank account with IXE Bank, which contains a balance of Ps.21,162. Such action was taken to guarantee the liabilities assessed during their review, which includes the years 1997 to 2000. The Company believes that it has meritorious defenses to the assertion of the claim. On April 5, 2005, the Company obtained an order to release its bank accounts.

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

22.          Subsequent event

Secondary stock offering. On January 19, 2006, the Company established the price per share for the Global Secondary Stock Offering of approximately 40 million shares representing its capital stock. The National Banking and Securities Commission authorized that offering on January 18, 2006. Based on the authorization from that Commission, the offering was settled on January 25, 2006.

23.          New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1	Structure of Financial Reporting Standards
NIF A-2	Fundamental Principles
NIF A-3	Users’ Needs and Financial Statement Objectives
NIF A-4	Qualitative Characteristics of Financial Statements
NIF A-5	Basic Elements of Financial Statements
NIF A-6	Recognition and Valuation
NIF A-7	Presentation and Disclosure
NIF A-8	Supplementary Standards to Mexican GAAP
NIF B-1	Accounting Changes

The most significant changes established by these standards are as follows:

•                               In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•                               NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•                               NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•                               NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

24.          Summary of differences between Mexican GAAP and U.S. GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which vary in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 25. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, of Mexican GAAP. The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for purposes of both Mexican and U.S. GAAP.

The differences between Mexican GAAP and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follows:

a)                Revenue and Cost Recognition

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

b)                 Recovery of Value-Added Taxes Paid

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

c)                 Capitalization of Net Comprehensive Financing Cost

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

d)                 Deferred Income Taxes and Employee Statutory Profit Sharing

The Company follows SFAS No. 109, “Accounting for Income Taxes”, for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

a.                            Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under U.S. GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

b.                           Under Mexican GAAP deferred employee statutory profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period and the effect is recorded as a component of income tax expense. For purposes of applying U.S. GAAP the liability is determined using a methodology similar to the liability method used in the calculation of deferred income taxes. Also, for U.S. GAAP purposes, employee statutory profit sharing is classified as an operating expense.

As a result of the differences related to the recognition of revenue, costs and interest capitalization as described above, the related deferred income tax presented under Mexican GAAP is different from the effect calculated in accordance with U.S. GAAP.

Reconciliation of deferred income taxes:

	2005	2004

Deferred income tax liability according to Mexican GAAP, net	Ps. 1,299,943	Ps. 646,944
Effect of U.S. GAAP adjustments:
Accounts receivable	(1,281,214)	(759,952)
Inventories	751,125	547,973
Employee profit sharing	(1,002)	(2,968)

Deferred income tax liability according to U.S. GAAP, net	Ps. 768,852	Ps. 431,997

Deferred income tax balance sheet classification:

	2005		2004
	Current	Noncurrent	Current	Noncurrent

Deferred tax assets	Ps. 70,399	Ps. 243,547	Ps. —	Ps. 349,940
Deferred tax liability	(1,056,588)	(26,210)	(781,937)	—
Net deferred tax (liability) asset	Ps. (986,189)	Ps. 217,337	Ps. (781,937)	Ps. 349,940

Reconciliation of deferred employee profit sharing:

	2005	2004

Deferred employee profit sharing liability according to Mexican GAAP	Ps. —	Ps. (7,474)
Effect of U.S. GAAP adjustments:
Accounts receivable	(11,444)	(14,574)
Prepaid expenses	5,006	(4,202)
Accounts payable	5,952	8,885
Other	3,941	—
Deferred employee profit sharing asset (liability) according to U.S. GAAP	Ps. 3,455	Ps. (17,365)

e)                Acquisition of Minority Interest

As described in Note 2.d, on September 12, 2005, Beta del Centro acquired the remaining 50% of Super Abastos Centrales y Comerciales, S.A. de C.V.’s outstanding shares. Under Mexican GAAP, the excess cost of the shares acquired from the minority shareholders was recorded as a capital distribution, since this was a transaction between common shareholders.

Under U.S. GAAP the acquisition of the remaining outstanding shares from the minority shareholders was accounted for under the purchase method of accounting.

Accordingly, a reconciling item for the acquisition of minority interest is included in the U.S. GAAP reconciliation of stockholders’ equity.

f)                  Statement of Cash Flows

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

In accordance with U.S. GAAP the Company follows the requirements of SFAS No. 95, “Statement of Cash Flows”, excluding the effects of inflation (see Note 25g).

g)               Classification Differences

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

25.          Reconciliation of Mexican GAAP net income and equity to U.S. GAAP net income and equity and the presentation of condensed financial statements in accordance with U.S. GAAP.

a.                 Reconciliation of majority net income for the year:

	2005	2004	2003

Majority net income according to Mexican GAAP	Ps. 998,320	Ps. 730,227	Ps. 334,410

U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 24a)	(929,117)	(1,413,655)	(193,536)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 24a)	614,846	822,316	99,473
Value-added tax recovery (Note 24b)	—	19,578	(19,579)
Capitalization of interest (Note 24c)	175,916	33,430	(37,988)
Deferred employee statutory profit sharing (Note 24d)	—	(7,507)	(186)
Effects of inflation on U.S. GAAP adjustments	133,148	113,284	45,234
Total U.S. GAAP adjustments before tax effects	(5,207)	(432,554)	(106,582)
Tax effects on U.S. GAAP adjustments	222,885	138,638	26,739
Total U.S. GAAP adjustments	217,678	(293,916)	(79,843)

Net income according to U.S. GAAP	Ps. 1,215,998	Ps. 436,311	Ps. 254,567

b.                Reconciliation of majority stockholders’ equity:

	2005	2004	2003

Majority stockholders’ equity according to Mexican GAAP	Ps. 5,767,707	Ps. 3,851,387	Ps. 1,363,535
U.S. GAAP adjustments:
Dilution effect of merger (Note 24e)	—	(10,949)	—
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 24a)	(4,417,980)	(2,533,175)	(1,282,292)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 24a)	3,310,032	1,728,014	936,879
Reversal of value-added tax recovery (Note 24b)	—	—	(19,579)
Acquisition of minority interest (Note 24e)	73,577
Capitalization of interest (Note 24c)	271,272	98,562	68,538
Deferred employee statutory profit sharing (Note 24d)	4,457	(9,891)	(2,505)
Total U.S. GAAP adjustments before tax effects	(758,642)	(727,439)	(298,959)
Tax effects on U.S. GAAP adjustments	530,089	214,947	91,333
Total U.S. GAAP adjustments	(228,553)	(512,492)	(207,626)

Stockholders’ equity according to U.S. GAAP	Ps. 5,539,154	Ps. 3,338,895	Ps. 1,155,909

c.                 Reconciliation of majority comprehensive income:

	2005	2004	2003

Majority comprehensive income according to Mexican GAAP	Ps. 998,320	Ps. 730,227	Ps. 334,410

Net U.S. GAAP adjustments:
Net income	217,678	(293,916)	(79,843)

Net income according to U.S. GAAP	Ps. 1,215,998	Ps. 436,311	Ps. 254,567

d.                Condensed balance sheets according to U.S. GAAP:

	2005	2004
Assets
Current assets	Ps. 9,808,135	Ps. 5,731,857
Land for development	1,785,044	520,853
Property and equipment	460,831	259,838
Goodwill	635,908	—
Other assets	870,435	131,834

Total assets	Ps. 13,560,353	Ps. 6,644,382

Liabilities and stockholders’ equity
Current liabilities	Ps. 4,597,135	Ps. 3,056,803
Long-term debt	3,347,179	186,233
Other long-term liabilities	39,415	—
Minority interest	37,470	62,451
Stockholders’ equity	5,539,154	3,338,895

Total liabilities and stockholders’ equity	Ps. 13,560,353	Ps. 6,644,382

e.                 Condensed statements of income according to U.S. GAAP:

	2005	2004	2003

Revenues	Ps. 7,607,045	Ps. 4,077,639	Ps. 2,815,304
Costs	5,422,486	3,073,788	2,159,223
Gross profit	2,184,559	1,003,851	656,080
Operating income	1,378,152	539,636	380,105
Income before income taxes	1,461,896	657,984	422,919
Income taxes	252,614	212,306	162,872
Minority interest	(6,716)	9,368	5,480
Net income	Ps. 1,215,998	Ps. 436,311	Ps. 254,567

Weighted average shares outstanding (in thousands)	324,953	281,997	241,521

Earnings per share according to U.S. GAAP (basic and diluted)	Ps. 3.74	Ps. 1.55	Ps. 1.05

f.                   Reconciliation of changes in stockholders’ equity according to U.S. GAAP:

	2005	2004	2003

Stockholders’ equity at beginning of year	Ps. 3,338,895	Ps. 1,155,909	Ps. 834,792
Net income	1,215,998	436,311	254,567
Issuance of common stock	999,787	1,746,675	66,550
Other	(15,526)	—	—

Stockholders’ equity at end of year	Ps. 5,539,154	Ps. 3,338,895	Ps. 1,155,909

g.                Condensed statements of cash flows according to U.S. GAAP

	2005	2004	2003

Operating activities:
Consolidated net income	Ps. 1,275,229	Ps. 446,443	Ps. 274,421
Non-cash items:
Depreciation	59,913	22,141	8,228
Allowance for doubtful accounts	—	5,244	1,439
Deferred income tax and statutory profit sharing	(41,633)	153,384	127,171
Working capital investment	(1,651,683)	(2,137,670)	(830,949)
Recoverable taxes, net	(90,808)	28,306	36,780
Interest payable	—	1,244	(799)
Net cash flows used in operating activities	(448,982)	(1,480,908)	(383,709)

Investing activities:
Investments in:
Property and equipment	(141,048)	(211,125)	(33,477)
Other assets and acquisition of Beta	(1,928,125)	(16,807)	(26,124)
Net cash flows used in investing activities	(2,069,173)	(227,932)	(59,601)

Financing activities:
Supplier factoring agreement	—	461,842	251,688
Restricted investments	169,470
Proceeds from new borrowings	3,899,298	404,416	460,278
Payments of notes payable to financial institutions	(1,737,064)	(348,708)	(182,990)
Related parties:
Loans from related parties	—	30,000	387,939
Payments of related party loans	—	(167,076)	(415,292)
Proceeds from issuance of common stock	977,470	1,643,469	95,109
Net cash flows from financing activities	3,309,174	2,023,943	596,732

Net increase in cash and cash equivalents	791,019	315,103	153,422
Cash and cash equivalents at the beginning of the year	531,524	216,421	62,999
Cash and cash equivalents at the end of the year	Ps. 1,322,543	Ps. 531,524	Ps. 216,421

Supplemental cash flow information:
Interest paid	Ps. 125,421	Ps. 59,535	Ps. 53,181

Income tax and tax on assets paid	Ps. 6,212	Ps. 3,268	Ps. 4,145

26.   Additional U.S. GAAP disclosure information

Recently Issued Accounting Standards.

U.S. GAAP

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Inventory Pricing, to clarify the accounting for abnormal costs related to idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that these costs and expenses be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as previously defined under ARB No. 43. In addition, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payments or SFAS No. 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of

Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. This Financial Accounting Standard is non-applicable to us because the company does not have any stock compensation plans.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF”) meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 should be applied for fiscal years ending after September 15, 2005. The Company does not anticipate that the application of this consensus will affect the presentation or aggregation of its operating segments.

At the September 15, 2005 EITF meeting, the EITF discussed Issue 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, (“EITF 04-13”). At the meeting, it was agreed that that in situations in which an inventory transaction is legally contingent upon the performance of another inventory transaction with the same counterparty, the two transactions are deemed to have been entered into are in contemplation of one another and would be considered a single exchange transaction subject to Accounting Principles Board Opinion 29, Accounting for Nonmonetary Transactions. The Task Force also stated indicators of when a purchase transaction and a sales transaction would not be considered as entered into in contemplation of one another, and thus, may have the ability to be recorded as separate purchases and sales. EITF 04-13 is effective for new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first annual reporting period beginning after March 15, 2006. The Company has not yet determined the effects of adoption of EITF 04-13 on its financial position, results of operations or cash flows.

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

For the fiscal year ending December 31, 2005 the Company adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which clarifies the term “conditional asset retirement obligation” as defined in SFAS No. 143, Accounting for Asset Retirement Obligations, and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligations. The adoption of FIN 47 did not have a material effect on the Company’s financial position, results of operations or cash flows.

At the June 15 and 16 meeting of the EITF, the EITF agreed to amend Item 4 of the Protective Rights section of Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, as well as amend Example 1 of Exhibit 96-16, in order to be consistent with the consensus reached in EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners, as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights. These amendments were effective for new investments and investment agreements that are modified after June 29, 2005. The adoption of these amendments did not have a material impact on the Company’s financial position, results of operations or cash flows.

27.          Supplemental guarantor information

The Senior Guaranteed Notes are fully and unconditionally guaranteed, on an unsecured senior, joint and several basis, by each of the Company’s significant subsidiaries. Each of the guarantor subsidiaries (Proyectos Inmobiliarias de Culiacán, S. A. de C. V., Desarrollodora de Casas del Noroeste, S. A. de C. V., Casas Beta del Centro, S.A. de C.V., Casas Beta del Norte, S.A. de C.V.,  Casas Beta del Noroeste, S.A. de C.V., Edificaciones Beta, S.A. de C.V., Edificaciones Beta del Norte, S.A. de C.V. and Edificaciones Beta del Norte, S.A. de C.V.) is a wholly-owned subsidiary. The following condensed combining financial information includes the guarantor subsidiaries, non-guarantor-subsidiaries and the parent company.

Investments in subsidiaries are accounted for by the parent company under the equity method for purpose of the supplemental combining presentation. Earnings of subsidiaries are therefore reflected in the parent company’s investment account and earnings. The principal elimination entries eliminate the parent company’s investment in subsidiaries and intercompany balances and transactions.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and temporary investments	Ps. 146,519	Ps. 1,095,498	Ps. —	Ps. 1,242,017	Ps. 76,759	Ps. —	Ps. 1,318,776
Restricted cash	311	—	—	311	—	—	311
Trade accounts receivable, net	6,575	5,424,477	(30,129)	5,400,923	369,191	(212,916)	5,557,198
Accounts receivable from affiliates	1,481,254	735,114	(1,921,319)	295,049	66,475	(361,524)	—
Inventories	84,645	3,212,333	—	3,296,978	219,746	—	3,516,724
Other current assets, net	9,987	24,483	—	34,470	143,755	—	178,225
Total current assets	1,729,291	10,491,905	(1,951,448)	10,269,748	875,926	(574,440)	10,571,234
Land held for future development	—	1,785,044	—	1,785,044	—	—	1,785,044
Property and equipment, net	—	281,463		281,463	179,368	—	460,831
Investment in shares	5,637,940	2,807	(5,419,473)	221,274	1	(221,275)	—
Goodwill	635,908			635,908			635,908
Other assets	577,289	20,313		597,602	43,339	8,702	649,643
Total	Ps. 8,580,428	Ps. 12,581,532	Ps. (7,370,921)	Ps. 13,791,039	Ps. 1,098,634	Ps. (787,013)	Ps. 14,102,660

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps. —	Ps. 17,386	Ps. —	Ps. 17,386	Ps. —	Ps. —	Ps. 17,386
Trade accounts payable	3,304	2,928,170		2,931,474	286,354	(210,779)	3,007,049
Advance from customers	—	61,237	—	61,237	149,761	—	210,998
Accrued expenses and taxes other than income taxes	12,508	235,249	—	247,757	8,537	—	256,294
Due to related parties	5,391	1,926,959	(1,932,350)		352,632	(352,632)	—
Income tax payable	1,524	97,532	—	99,056	—	—	99,056
Employee statutory profit sharing	—	20,044	—	20,044	119	—	20,163
Total current liabilities	22,727	5,286,577	(1,932,350)	3,376,954	797,403	(563,411)	3,610,946
Long-term debt	2,880,584	443,279	—	3,323,863	23,316	—	3,347,179
Employee retirement obligations	—	25,221	—	25,221	14,194	—	39,415
Deferred income taxes and employee statutory profit sharing	(90,589)	1,385,154	—	1,294,565	5,378	—	1,299,943
Total liabilities	2,812,722	7,140,231	(1,932,350)	8,020,603	840,291	(563,411)	8,297,483
Stockholders’ equity:
Common stock	489,059	2,483,793	(2,483,793)	489,059	206,501	(206,501)	489,059
Additional paid-in capital	3,038,236	—	—	3,038,236	—	—	3,038,236
Retained earnings	2,073,733	2,973,205	(2,970,547)	2,076,391	51,867	(54,524)	2,073,734
Excess in restated stockholders’ equity	312,863	131,847	(131,847)	312,863	80	(80)	312,863
Initial cumulative effect of deferred income taxes	(146,185)	(147,616)	147,616	(146,185)	(105)	105	(146,185)
Majority stockholders’ equity	5,767,706	5,441,229	(5,438,571)	5,770,364	258,343	(261,000)	5,767,707
Minority interest in consolidated subsidiaries	—	72	—	72	—	37,398	37,470
Total stockholders’ equity	5,767,706	5,441,301	(5,438,571)	5,770,436	258,343	(223,602)	5,805,177
Total	Ps. 8,580,428	Ps. 12,581,532	Ps. (7,370,921)	Ps. 13,791,039	Ps. 1,098,634	Ps. (787,013)	Ps. 14,102,660

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and temporary investments	Ps. 21,805	Ps. 452,955	Ps. —	Ps. 474,760	Ps. 53,463	Ps. —	Ps. 528,223
Restricted cash	—	21,162	—	21,162	—	—	21,162
Trade accounts receivable, net	1,015	3,121,128	—	3,122,143	417,746	(263,425)	3,276,464
Accounts receivable from affiliates	342,640	848,108	(1,056,910)	133,838	7,650	(141,488)	—
Inventories	—	2,047,872	(23,915)	2,023,957	131,006	—	2,154,963
Other current assets, net	4,069	38,390	—	42,459	65,251	(3)	107,707
Total current assets	369,529	6,529,615	(1,080,825)	5,818,319	675,116	(404,916)	6,088,519
Land held for future development	—	520,853	—	520,853	—	—	520,853
Restricted investments	44,374	—	—	44,374	—	—	44,374
Property and equipment, net	—	174,528	(1,835)	172,693	87,145	—	259,838
Investment in shares	3,715,291	182	(3,484,519)	230,954	—	230,954	—
Other assets	48,038	39,421		87,459	—	—	87,459
Total	Ps. 4,177,232	Ps. 7,264,599	Ps. (4,567,179)	Ps. 6,874,652	Ps. 762,261	Ps. 635,870	Ps. 7,001,043

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps. 377,163	Ps. 33,221	Ps. —	Ps.410,384	Ps. —	Ps. —	Ps. 410,384
Trade accounts payable	1,211	1,715,364	(817)	1,715,758	262,047	(263,429)	1,714,376
Advance from customers	—	—	—	—	61,803	—	61,803
Accrued expenses and taxes other than income taxes	8,900	51,792	—	60,692	7,840	—	68,532
Due to related parties	—	1,056,093	(1,056,093)	—	141,488	(141,488)
Income tax payable	—	305	—	305	54	—	359
Employee statutory profit sharing	—	1,979	—	1,979	69	—	2,048
Total current liabilities	387,274	2,858,754	(1,056,910)	2,189,118	473,301	(404,917)	2,257,502
Long-term debt	—	186,233	—	186,233	—	—	186,233
Deferred income taxes and employee statutory profit sharing	(61,429)	701,956	—	640,527	13,892	—	654,419
Total liabilities	325,845	3,746,943	(1,056,910)	3,015,878	487,193	(404,917)	3,098,154
Stockholders’ equity:
Common stock	224,378	2,185,548	(2,185,548)	224,378	207,672	(207,672)	224,378
Additional paid-in capital	2,303,130	—	—	2,303,130	—	—	2,303,130
Contributions for future common stock increases	—	—	—	—	20,741	(20,741)	—
Retained earnings	1,148,991	1,347,881	(1,347,881)	1,148,991	46,679	(46,679)	1,148,991
Excess in restated stockholders’ equity	321,073	131,842	(131,842)	321,073	80	(80)	321,073
Initial cumulative effect of deferred income taxes	(146,185)	(147,615)	147,615	(146,185)	(104)	104	(146,185)
Majority stockholders’ equity	3,851,387	3,517,656	(3,517,656)	3,851,387	275,068	(275,068)	3,851,387
Minority interest in consolidated subsidiaries	—	—	7,387	7,387	—	44,115	51,502
Total stockholders’ equity	3,851,387	3,517,656	(3,510,269)	3,858,774	275,068	(230,953)	3,902,889
Total	Ps. 4,177,232	Ps. 7,264,599	Ps. (4,567,179)	Ps. 6,874,652	Ps. 762,261	Ps. (635,870)	Ps. 7,001,043

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	Ps. —	Ps. 12,361,870	Ps. 3,830,615	Ps. 8,531,255	Ps. 476,188	Ps. (471,281)	Ps. 8,536,162
Costs	—	9,614,515	3,806,818	5,807,697	20,837		5,828,534
Gross profit	—	2,747,355	23,797	2,723,558	455,351	471,281	2,707,628
Selling and administrative expenses	26,193	786,893	—	813,086	458,467	(471,281)	800,272
Income (loss) from operations	(26,193)	1,960,462	(23,797)	1,910,472	(3,116)	—	1,907,356
Other income — net	—	21,449	—	21,449	1,994	—	23,443
Net comprehensive financing cost:
Interest expense	177,238	298,636	(86,170)	389,704	31,695	(2,272)	419,127
Interest income	(85,709)	(26,580)	86,170	(26,119)	(34,463)	2,272	(58,310)
Exchange loss	54,488	10,921	—	65,409	52	—	65,461
Monetary position loss (gain)	9,950	102,489	(81,028)	31,411	(128)	—	31,283
	155,967	385,466	(81,028)	460,405	(2,844)	—	457,561
Income (loss) before income taxes and employee statutory profit sharing	(182,160)	1,596,445	57,231	1,471,516	1,722	—	1,473,238
Income tax (benefit) expense	(56,552)	535,435	—	478,883	(6,839)	—	472,044
Employee statutory profit-sharing expense	—	9,471	—	9,471	119		9,590
Equity in income of associated companies	1,117,212	2,422	(1,119,634)	—	—	—	—
Consolidated net income	Ps. 991,604	Ps. 1,053,961	Ps. (1,062,403)	Ps. 983,162	Ps. 8,442	Ps. —	Ps. 991,604
Net income of majority stockholders	998,320	1,053,961	(1,062,403)	989,878	8,442	—	998,320
Net income of minority stockholders	(6,716)	—	—	(6,716)	—	—	(6,716)
Consolidated net income	Ps. 991,604	Ps. 1,053,961	Ps. (1,062,403)	Ps. 983,162	Ps. 8,442	Ps. —	Ps. 991,604

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	Ps. —	Ps. 8,949,265	Ps. 3,581,568	Ps. 5,367,697	Ps. 440,193	Ps. (316,596)	Ps. 5,491,294
Costs	—	7,302,178	3,557,653	3,744,525	79,047		3,823,572
Gross profit	—	1,647,087	23,915	1,623,172	361,146	(316,596)	1,667,722
Selling and administrative expenses	7,013	447,343	—	454,356	310,141	(316,596)	447,901
Income (loss) from operations	(7,013)	1,199,744	(23,915)	1,168,816	51,005	—	1,219,821
Other income — net	(899)	45,196	—	44,297	176	—	44,473
Net comprehensive financing cost:
Interest expense	56,665	97,528	(32,894)	121,299	15,334	—	136,633
Interest income	(43,575)	(6,996)	32,894	(17,677)	(30,671)	—	(48,348)
Exchange loss (gain) — net	(1,802)	(5,553)	—	(7,355)	1	—	(7,354)
Monetary position loss	8,405	75,416	—	83,821	196	—	84,017
	19,693	160,395	—	180,088	(15,140)	—	164,948
Income (loss) before income taxes and employee statutory profit sharing	(27,605)	1,084,545	(23,915)	1,033,025	66,321	—	1,099,346
Income tax (benefit) expense	(5,659)	339,324	—	333,665	17,280	—	350,945
Employee statutory profit sharing expense	—	8,739	—	8,739	67	—	8,806
Equity in income of associated companies	752,159	(22)	(709,576)	42,561	—	(42,561)	—
Consolidated net income	Ps. 730,213	Ps. 736,460	Ps. (733,491)	Ps. 733,182	Ps. 48,974	Ps. (42,561)	Ps. 739,595
Net income of majority stockholders	730,213	736,460	(736,446)	730,227	48,974	(48,974)	730,227
Net income of minority stockholders	—	—	2,955	2,955	—	6,413	9,368
Consolidated net income	Ps. 730,213	Ps. 736,460	Ps. (733,491)	Ps. 733,182	Ps. 48,974	Ps. (42,561)	Ps. 739,595

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2003

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	Ps. —	Ps. 4,717,843	Ps. 1,723,971	Ps. 2,993,872	Ps. 199,522	Ps. (184,553)	Ps. 3,008,841
Costs	—	3,861,545	1,723,971	2,137,574	14,596	—	2,152,170
Gross profit	—	856,298	—	856,298	184,926	(184,553)	856,671
Selling and administrative expenses	71	278,050	1,379	279,500	180,696	(184,553)	275,643
Income (loss) from operations	(71)	578,248	1,379	576,798	4,230	—	581,028
Other income — net	—	78,660	—	78,660	1,794	—	80,454
Net comprehensive financing cost:
Interest expense	24,016	120,063	(24,394)	119,685	1,993	—	121,678
Interest income	(28,734)	(643)	24,394	(4,983)	(1,749)	—	(6,732)
Exchange gain	(1,349)	—	(1,349)	—	—	(1,349)
Monetary position loss	6,026	11,040	—	17,066	1,171	—	18,237
	(41)	130,460	—	130,419	1,415	—	131,834
Income (loss) before income taxes and employee statutory profit sharing	(30)	526,448	1,379	525,039	4,609	—	529,648
Income tax (benefit) expense	(1,245)	189,692	—	188,447	1,027	—	189,474
Employee statutory profit sharing expense	—	285	—	285	—	—	285
Equity in income of associated companies	335,685	18	(331,760)	3,943	—	(3,943)	—
Consolidated net income	Ps. 336,900	Ps. 336,489	Ps. (333,139)	Ps. 340,250	Ps. 3,582	Ps. (3,943)	Ps. 339,889
Net income of majority stockholders	336,900	336,489	(338,979)	334,410	3,582	(3,582)	334,410
Net income of minority stockholders	—	—	5,840	5,840	—	(361)	5,479
Consolidated net income	Ps. 336,900	Ps. 336,489	Ps. (333,139)	Ps. 340,250	Ps. 3,582	Ps. (3,943)	Ps. 339,889

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps. 991,604	Ps. 1,053,961	Ps. (1,062,403)	Ps. 983,162	Ps. 8,442		Ps. 991,604
Add items that did not require resources:
Depreciation		47,984		47,984	13,727		61,711
Equity in income subsidiaries	(1,117,209)	(2,422)	1,119,631
Deferred income taxes	(29,163)	288,544		259,381	(8,514)		250,867
	(154,768)	1,388,067	57,228	1,290,527	13,655		1,304,182
Changes in operating assets and liabilities
(Increase) decrease in:	(5,551)	(653,504)	12,718	(646,337)	48,555	(50,508)	(648,290)
Trade accounts receivables	(1,138,614)	113,006	844,309	(181,299)	(58,825)	240,124
Inventories and land held for future development	(84,646)	(1,871,764)		(1,956,410)	(88,740)		(2,045,150)
Other current assets	(5,923)	16,640		10,717	(78,504)		(67,787)
Increase (decrease) in:
Trade accounts payable	7,228	1,247,047		1,254,275	112,957		1,367,232
Employee retirement obligations		25,222		25,222	14,193		39,415
Due to related parties	5,391	847,330	(852,721)		211,144	(211,144)
Other, net	(73,980)	28,288	3	(45,693)	(43,934)		(89,627)
Net resources used in operating activities	(1,450,863)	1,140,332	61,537	(248,998)	130,501	(21,528)	(140,025)

Financing activities:
Proceeds from new borrowings	1,704,693	1,345,326	805,611	3,855,630	(23,316)	(1)	3,878,945
Payments of notes payable to financial institutions		(1,737,064)		(1,737,064)			(1,737,064)
Related parties:
Other	(8,210)	(5,554)	5,554	(8,210)	(2,656)	2,656	(8,210)
Proceeds from issuance of common stock	999,787			999,787	(21,912)	21,912	999,787
Net resources generated by financing activities	2,696,270	(397,292)	811,165	3,110,143	(1,252)	24,567	3,133,458

Investing activities:
Restricted investments	44,374			44,374			44,374
Acquisition of property and equipment		(40,767)		(40,767)	(105,950)	(3,039)	(149,756)
Acquisition of minority interest	(73,577)	(80,892)	73,577	(80,892)			(80,892)
Acquisition of Beta	(1,091,178)		(989,044)	(2,080,222)			(2,080,222)
Net resources used in investing activities	(1,120,381)	(121,659)	(915,467)	(2,157,507)	(105,950)	(3,039)	(2,266,496)

Cash, temporary investments and restricted cash:
Net increase	125,025	621,381	(42,765)	703,641	23,296		726,937
Effect of acquisition of subsidiaries			42,765	42,765			42,765
Balance at beginning of year	21,805	474,117		495,924	53,463		549,385
Balance at end of year	Ps. 146,830	Ps. 1,095,498		Ps. 1,242,328	Ps. 76,759		Ps. 1,319,087

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps. 730,213	Ps. 736,393	Ps. (733,491)	Ps. 733,115	Ps. 49,041	Ps. (42,561)	Ps. 739,595
Add items that did not require resources:
Depreciation	—	16,574		16,574	8,480	—	25,054
Equity in income subsidiaries	(752,159)	22	709,576	(42,561)	—	42,561	—
Loss from sale of subsidiary		—			1,180		1,180
Deferred income taxes	(53,159)	326,274	—	273,115	13,976	—	287,091
	(75,105)	1,079,263	(23,915)	980,243	72,677		1,052,920
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	(48,932)	(1,251,479)	—	(1,300,411)	(237,951)	168,459	(1,369,903)
Accounts receivable from affiliates	1	(394,835)	266,957	(127,877)	(7,256)	135,133
Inventories and land held for future development	10,882	(1,419,463)	23,915	(1,384,666)	(45,960)	(1)	(1,430,627)
Prepaid expenses		(17,594)		(17,594)	(58,990)	—	(76,584)
Increase (decrease) in:
Trade accounts payable	(16,380)	727,360	(1,298)	709,682	116,634	(128,593)	697,723
Due to related parties	88,487	177,173	(265,660)		135,133	(135,133)
Other, net	4,786	(13,598)	—	(8,812)	7,666		(1,146)
Net resources used in operating activities	(36,261)	(1,113,173)	(1)	(1,149,435)	(18,047)	39,865	(1,127,617)

Financing activities:
Proceeds from new borrowings		418,006		418,006			418,006
Payments of notes payable	(127,254)	(260,291)	—	(387,545)	—	—	(387,545)
Loans from related parties	—	31,008	—	31,008	—	—	31,008
Payments of elated party loans		(180,104)		(180,104)			(180,104)
Proceeds from issuance of common stock	1,746,679	1,631,188	(1,625,670)	1,752,197	65,686	(65,686)	1,752,197
Net resources generated by financing activities	1,619,425	1,639,807	(1,625,670)	1,633,562	65,686	(65,686)	1,633,562

Investing activities:
Restricted investments	(8,067)			(8,067)			(8,067)
Proceeds from sale of machinery and equipment					49,716		49,716
Acquisition of property and equipment — net	—	(148,147)	—	(148,147)	(77,569)	—	(225,716)
Investment in shares	(1,651,490)		1,625,670	(25,821)		25,821
Net resources used in investing activities	(1,659,557)	(148,147)	1,625,670	(182,034)	(27,853)	25,821	(184,067)

Cash, temporary investments and restricted cash:
Net increase	(76,393)	378,486	—	302,093	19,786	—	321,878
Balance at beginning of year	98,198	95,631	—	193,829	33,677	—	227,507
Balance at end of year	Ps. 21,805	Ps. 474,117	Ps. —	Ps. 495,922	Ps. 53,463	Ps. —	Ps. 549,385

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2003

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps. 336,900	Ps. 336,489	Ps. (333,139)	Ps. 340,250	Ps. 3,582	Ps. (3,943)	Ps. 339,889
Add items that did not require resources:
Depreciation	—	8,868	(1,379)	7,489	3,947	—	11,436
Equity in income subsidiaries	(338,479)	(18)	334,554	(3,943)	(2)	3,943	—
Loss on sale of subsidiary	—	—	—	—	—	—	—
Deferred income taxes	(7,412)	169,122	(36)	161,674	472	—	162,144
	(8,991)	514,461	—	505,470	7,999		513,469
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	135	(572,850)	—	(572,715)	(156,459)	134,779	(594,395)
Accounts receivable from affiliates	—	(232,551)	202,362	(30,189)	24,138	6,051
Inventories and land held for future development	20,101	(759,508)	—	(739,407)	(123,922)	—	(863,329)
Prepaid expenses		(41)		(41)	(521)	—	(562)
Increase (decrease) in:
Trade accounts payable	17,419	796,074	(18,978)	794,515	152,098	(137,798)	808,815
Due to related parties	(257,311)	440,695	(183,384)	—	6,051	(3,032)	3,019
Other, net	1,601	11,127	—	12,728	(35,568)	—	(22,840)
Net resources used in operating activities	(227,048)	197,407	—	(29,639)	(126,184)		(155,823)

Financing activities:
Proceeds from new borrowings	368,794	156,124		524,918			524,918
Payments of notes payable to financial institutions		(227,904)	—	(227,904)	—	—	(227,904)
Related parties:
Loans from related parties	—	421,956	—	421,956	—	—	421,956
Payments of related party loans		(431,155)		(431,155)			(431,155)
Proceeds from issuance of common stock	66,548	—	(130,645)	(64,097)	167,332	—	103,235
Net resources generated by financing activities	435,342	(80,979)	(130,645)	223,718	167,332	—	391,050

Investing activities:
Restricted investments	(36,306)	—	—	(36,306)	—	—	(36,306)
Acquisition of property and equipment — net	—	(33,394)	—	(33,394)	(9,221)	—	(42,615)
Investment in shares	(130,645)	—	130,645	—	—	—	—
Net resources used in investing activities	(166,951)	(33,394)	130,645	(69,700)	(9,221)	—	(78,921)

Cash, temporary investments and restricted cash:
Net increase	41,343	83,034	—	124,377	31,986	—	156,306
Balance at beginning of year	56,855	12,597	—	69,452	1,749	—	71,201
Balance at end of year	Ps. 98,198	Ps. 95,631	Ps. —	Ps. 193,829	Ps. 33,677	Ps. —	Ps. 227,507

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican GAAP to US GAAP

As of and for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Majority net income according to Mexican GAAP	Ps. 998,320	Ps. 1,053,961	Ps.(1,062,403)	Ps. 989,878	Ps. 8,442	Ps. —	Ps. 998,320
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—	(929,117)	—	(929,117)	—	—	(929,117)
Reversal of cost recognized under percentage of completion method of accounting	—	614,846	—	614,846	—	—	614,846
Capitalization of interest	50,830	125,086	—	175,916	—	—	175,916
Effects of inflation on U.S. GAAP adjustments	—	133,148	—	133,148	—	—	133,148
Tax effects on U.S. GAAP adjustments	11,593	211,292	—	222,885	—	—	222,885
Total adjustments	62,423	155,255	—	217,678	—	—	217,678
Net income according to U.S. GAAP	Ps. 1,060,743	Ps. 1,209,216	Ps.(1,062,403)	Ps. 1,207,556	Ps. 8,442	Ps. —	Ps. 1,215,998

Majority stockholders’ equity according to Mexican GAAP	Ps. 5,767,706	Ps. 5,441,229	Ps.(5,438,571)	Ps 5,770,364	Ps. 258,343	Ps. (261,000)	Ps. 5,767,707
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—	(4,293,998)	—	(4,293,998)	(123,982)	—	(4,417,980)
Reversal of cost recognized under percentage of completion method of accounting	—	3,211,750	—	3,211,750	98,282	—	3,310,032
Acquisition of minority interest		73,577		73,577			73,577
Capitalization of interest	94,830	176,442	—	271,272	—	—	271,272
Deferred employee statutory profit sharing		(4,353)		(4,353)	8,810		(4,457)
Total U.S. GAAP adjustments before tax effects	94,830	(836,582)	—	(741,752)	(16,890)	—	(758,642)
Tax effects on U.S. GAAP adjustments	51,625	475,590	—	527,215	2,874	—	530,089
Total adjustments	146,455	(360,992)	—	(214,537)	(14,016)	—	(228,553)
Stockholders’ equity according to U.S. GAAP	Ps. 5,914,161	Ps. 5,080,237	Ps.(5,438,571)	Ps. 5,555,827	Ps. 244,327	Ps. (261,000)	Ps. 5,539,154

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

 Supplemental Condensed Combining Reconciliation of Mexican GAAP to US GAAP

As of and for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Majority net income according to Mexican GAAP	Ps. 730,213	Ps. 736,393	Ps. (736,446)	Ps. 730,160	Ps. 49,041	Ps. (48,974)	Ps. 730,227
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—	(1,294,193)	—	(1,294,193)	(119,462)	—	(1,413,655)
Reversal of cost recognized under percentage of completion method of accounting	—	741,962	—	741,962	80,354	—	822,316
Reversal of value-added tax accounting	—	19,578	—	19,578	—	—	19,578
Capitalization of interest	13,865	15,814	—	29,679	3,751	—	33,430
Deferred employee statutory profit sharing	—	(4,521)	—	(4,521)	(2,986)	—	(7,507)
Effects of inflation on U.S. GAAP adjustments	—	107,554	—	107,554	5,730	—	113,284
Tax effects on U.S. GAAP adjustments	(4,159)	132,902	—	128,743	9,894	—	138,637
Total adjustments	9,706	(280,904)	—	(271,198)	(22,719)		(293,916)
Net income according to U.S. GAAP	Ps. 739,919	Ps. 455,489	Ps. 736,446)	Ps. 458,962	Ps. 26,322	Ps. (48,974)	Ps. 436,311
Majority stockholders’ equity according to Mexican GAAP	Ps. 3,851,387	Ps. 3,517,656	Ps.(3,517,656)	Ps. 3,851,387	Ps. 275,068	Ps. (275,068)	Ps. 3,851,387
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—	(2,405,025)	—	(2,405,025)	(128,150)	—	(2,533,175)
Reversal of cost recognized under percentage of completion method of accounting	—	1,641,817	—	1,641,817	86,197	—	1,728,014
Capitalization of interest	40,876	46,626	—	87,502	11,060	—	98,562
Deferred employee statutory profit sharing	—	(5,955)	—	(5,955)	(3,936)	—	(9,891)
Other	—	(10,949)	—	(10,949)	—	—	(10,949)
Total U.S. GAAP adjustments before tax effects	40,876	(733,486)	—	(692,610)	(34,829)	—	(727,439)
Tax effects on U.S. GAAP adjustments	(12,262)	216,761	—	204,499	10,448	—	214,947
Total adjustments	28,614	(516,725)	—	(488,111)	(24,381)	—	(512,492)
Stockholders’ equity according to U.S. GAAP	Ps. 3,880,001	Ps. 3,000,931	Ps.(3,517,656)	Ps. 3,363,276	Ps. 250,687	Ps. (275,068)	Ps. 3,338,895

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican GAAP to US GAAP

As of and for the Year Ended December 31, 2003

In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Majority net income according to Mexican GAAP	Ps. 336,900	Ps. 336,489	Ps. (338,979)	Ps. 334,410	Ps. 3,582	Ps. (3,582)	Ps. 334,410
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—	(178,500)	—	(178,500)	(15,036)	—	(193,536)
Reversal of cost recognized under percentage of completion method of accounting	—	89,360	—	89,360	10,113	—	99,473
Reversal of value-added tax accounting	—	(19,579)	—	(19,579)	—	—	(19,579)
Capitalization of interest	(7,497)	(29,868)	—	(37,365)	(623)	—	(37,988)
Deferred employee statutory profit sharing	—	(186)	—	(186)	—	—	(186)
Effects of inflation on U.S. GAAP adjustments	—	45,234	—	45,234	—	—	45,234
Tax effects on U.S. GAAP adjustments	2,685	22,377	—	25,062	1,678	—	26,739
Total adjustments	(4,812)	(71,162)	—	(75,974)	(3,868)		(79,843)
Net income according to U.S. GAAP	Ps. 332,088	Ps . 265,327	Ps. (338,979)	Ps. 258,436	Ps. 286	Ps. (3,582)	Ps. 254,567
Majority stockholders’ equity according to Mexican GAAP	Ps. 1,363,536	Ps. 1,149,991	Ps.(1,149,991)	Ps. 1,363,536	Ps. 200,731	Ps. (200,731)	Ps. 1,363,536
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—	(1,267,769)	—	(1,267,769)	(14,523)	—	(1,282,292)
Reversal of cost recognized under percentage of completion method of accounting	—	927,110	—	927,110	9,769	—	936,879
Reversal of value-added tax accounting	—	(19,579)	—	(19,579)	—	—	(19,579)
Capitalization of interest	13,527	53,887	—	67,414	1,124	—	68,538
Deferred employee statutory profit sharing	—	(2,506)	—	(2,506)	—	—	(2,506)
Total U.S. GAAP adjustments before tax effects	13,527	(308,857)	—	(295,330)	(3,630)	—	(298,960)
Tax effects on U.S. GAAP adjustments	(4,464)	94,600	—	90,136	1,197	—	91,333
Total adjustments	9,063	(214,257)	—	(205,194)	(2,433)	—	(207,627)
Stockholders’ equity according to U.S. GAAP	Ps. 1,372,599	Ps. 935,734	Ps.(1,149,991)	Ps. 1,158,342	Ps. 198,298	Ps. (200,731)	Ps. 1,155,909

* * * * * *