Form 20-F/A
period 2005-12-31
Homex Development Corp.
filed 2007-06-28
CIK 1293153

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20 F/A

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

Large accelerated filer  ☒                     Accelerated Filer ☐                      Non accelerated filer ☐

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

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, to incorporate various changes and additional disclosures not previously contained in our original Annual Report on Form 20-F filed on June 29, 2006.   We have filed this amendment in order to reflect the restatement of our audited consolidated financial statements as of and for the year ended December 31, 2005.  We undertook the restatement of our financial statements after we identified several differences in the purchase price allocation process relating to the acquisition of Controladora Casas Beta, S.A. de C.V. (“Beta”), which occurred on July 1, 2005.

The differences we identified, which have had an impact on our restated financial statements are as follows:

(1)           the addition of the previously unrecognized deferred income tax liability associated with the intangible asset for the Beta trademark.

(2)           the addition of the previously unidentified intangible asset related to the value of the backlog of houses under construction as of the date of the Beta acquisition and the addition of the deferred income tax liability associated with this backlog.

(3)           the addition of the previously unrecognized amortization of the intangible assets related to the Beta trademark and the backlog of houses under construction from the date of the Beta acquisition to December 31, 2005 and their related deferred income tax effects.

(4)           an adjustment to the U.S. GAAP reconciliation associated with the effect of the additional deferred tax liability on the adjustment related to the recognition of revenues between Mexican GAAP and US GAAP. This adjustment is related to an interpretation of a change in the applicable tax law beginning in 2005.

Additionally, we restated our statements of cash flows for the years ended December 31, 2005 and 2004 to properly present restricted cash and the acquisition of Beta.

As a result of the restatement, we have made several corresponding changes to our disclosure in the following sections: “Item 3. Key Information,” “Item 5. Operating and Financial Review and Prospects.”  Our Chief Executive Officer and Chief Financial Officer have also reevaluated the effectiveness of our disclosure controls within “Item 15. Controls and Procedures.”   In addition, our Chief Executive Officer and Chief Financial Officer have updated their certificates included in Item 19.

Except as expressly set forth herein, this amendment to our Annual Report on Form 20-F does not reflect events occurring after June 29, 2006.  This amendment should be read in conjunction with our Annual Report on Form 20-F as filed on June 29, 2006.

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

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2004 and 2005 (as restated) and for each of the three years ended December 31, 2003, 2004 and 2005 (as restated). Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2005.

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

Pursuant to Mexican GAAP, we recognize revenues from the sale of homes based on the percentage -of -completion method of accounting, which requires us to recognize revenues as we incur the cost of construction. In this annual report, we use “sell” and refer to homes “sold” in connection with homes where:

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

PART I

ITEM 1.                    Identity of Directors, Senior Management and Advisors.

Not Applicable.

ITEM 2.                    Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.       Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated. Certain information presented in these tables does not include our Beta subsidiary which we acquired on July 1, 2005. Information as of December 31, 2004 and 2005 (as restated) and for each of the three years ended December 31, 2003, 2004 and 2005 (as restated) are derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2005. As discussed in the explanatory paragraph included within the forepart of this document, the consolidated financial information as of and for the year ended December 31, 2005 has been restated for certain differences found in its purchase price allocation for the purchase of Beta and its deferred income taxes.

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

Homex Selected Consolidated Financial Information.

	Year Ended December 31,
	As restated
	2005 (Ps.)	2004 (Ps.)	2003 (Ps.)	2002 (Ps.)	2001 (Ps.)
Statement of operations data:
Mexican GAAP:
Revenues (2)	8,536,162	5,491,294	3,008,841	1,403,255	839,447
Costs	5,945,061	3,823,572	2,152,170	983,408	588,860
Gross profit	2,591,101	1,667,722	856,671	419,846	250,587
Selling and administrative expenses	845,799	447,901	275,643	173,173	127,830
Income from operations	1,745,302	1,219,821	581,028	246,673	122,757
Other income (expense)	23,443	44,473	80,454	(1,826)	10,911
Net comprehensive financing cost (3)	457,561	164,948	131,834	154,304	134,899
Income (loss) before income taxes and employee statutory profit sharing	1,311,184	1,099,346	529,648	90,543	(1,228)
Income tax expense	425,048	350,945	189,474	55,415	17,397
Employee statutory profit-sharing expense	9,590	8,806	285	1,616	198
Consolidated net income (loss)	876,546	739,595	339,889	33,514	(18,824)
Net income (loss) of majority stockholders	883,262	730,227	334,410	32,102	(18,824)
Net income (loss) of minority stockholders	(6,716)	9,368	5,479	1,411	—
Weighted average shares outstanding	324,953	281,997	241,521	191,896	147,637
Basic and diluted earnings (loss) per share	2.72	2.59	1.38	0.16	(0.12)
Basic and diluted earnings (loss) per ADS (4)	16.32	15.54	8.28	0.98	(0.74)
U.S. GAAP:
Revenues (2)	7,607,045	4,077,639	2,815,304	1,258,571
Costs	5,697,063	3,073,788	2,159,223	995,928
Gross profit	1,909,982	1,003,851	656,080	262,643
Operating income (5) (6)	1,058,048	539,636	380,105	89,084
Net income	779,692	436,311	254,567	66,475
Weighted average shares outstanding	324,953	281,997	241,521	191,896
Basic and diluted earnings per share	2.40	1.55	1.05	0.35
Basic and diluted earnings per ADS (4)	14.40	9.28	6.32	2.08

	As of and for Year Ended December 31,
	As restated
	2005 (Ps.)	2004 (Ps.)	2003 (Ps.)	2002 (Ps.)	2001 (Ps.)

Balance sheet data:
Mexican GAAP:
Cash and temporary investments	1,318,776	528,223	227,507	71,202	49,009
Trade accounts receivable	5,557,198	3,276,464	1,906,560	1,312,165	1,128,870
Total current assets	10,571,234	6,088,519	3,213,769	1,763,720	1,291,246
Land held for future development	1,785,044	520,853	247,946	90,756	144,997
Property and equipment	460,831	259,838	59,176	28,007	19,008
Total assets	14,109,422	7,001,043	3,567,491	1,893,120	1,467,130
Current portion of long-term debt	17,386	410,384	694,491	430,954	500,597
Total current liabilities	3,610,946	2,257,502	1,789,066	719,903	689,927
Long-term debt	3,336,150	165,472	—	—	—
Land purchases — long-term	11,029	20,761	—	—	—
Total long-term liabilities	4,808,357	840,652	367,328	205,275	176,242
Total liabilities	8,419,303	3,098,154	2,156,394	925,178	866,170
Common stock	489,059	224,378	179,070	172,989	137,077
Total stockholders’ equity	5,690,119	3,902,889	1,411,098	967,941	600,961
U.S. GAAP:
Cash and cash equivalents	1,318,776	528,223	227,507	71,202
Restricted cash	311	21,162	—	—
Accounts receivable	1,139,218	743,288	600,931	193,241
Total current assets	9,805,414	5,731,857	2,940,963	1,585,083
Land held for future development	1,785,044	520,853	244,100	90,755
Property and equipment	460,831	259,838	59,176	28,007

	As of and for Year Ended December 31,
	As restated
	2005 (Ps.)	2004 (Ps.)	2003 (Ps.)	2002 (Ps.)	2001 (Ps.)
Total assets	13,550,357	6,644,382	3,282,997	1,714,484
Total current liabilities	5,023,444	3,056,803	2,079,525	874,326
Total stockholders’ equity	5,102,848	3,338,895	1,155,909	834,792
Other financial data:
Mexican GAAP:
Depreciation	61,711	25,054	11,436	6,998	7,571
Gross margin (7)	30.4%	30.4%	28.5%	30.0%	30.0%
Operating margin (8)	20.4%	22.2%	19.3%	17.6%	14.6%
Net margin (9)	10.3%	13.5%	11.3%	2.4%	(2.2)%
Other financial data computed from Mexican GAAP financial information:
EBITDA (10)	1,992,510	1,289,348	672,918	251,847	141,241
Net debt (11)	2,045,789	67,734	466,984	359,752	451,588
Ratio of total debt to total stockholders’ equity	58.0%	15.3%	49.2%	44.5%	83.3%
Ratio of total debt to total assets	23.9%	8.5%	19.5%	22.8%	34.1%
U.S. GAAP:
Gross margin (7)	25.1%	24.6%	23.3%	20.9%
Operating margin (8)	13.9%	13.2%	13.5%	7.1%
Net margin (9)	10.2%	10.7%	33.1%	5.3%
Other financial data derived from U.S. GAAP financial information:
EBITDA (10)	1,428,456	644,402	453,010	94,127

(1)               The financial information as of and for the years ended December 31, 2003, 2004 and 2005 (as restated) have been derived from our audited consolidated financial statements.

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

Reconciliation of Net Income (Loss) to EBITDA Computed from Our Mexican GAAP Financial Information.

	Year Ended December 31,
	As restated
	2005		2004		2003		2002		2001
Net income (loss)	Ps.	876,546	Ps.	739,595	Ps.	339,889	Ps.	33,514	Ps.	(18,824)
Depreciation	61,711		25,054		11,436		6,998		7,571
Net comprehensive financing cost	457,561		164,948		131,834		154,304		134,899
Amortization of Backlog intangible	116,527
Amortization of Beta Trademark	45,527
Income tax expense and employee statutory profit sharing expense	434,638		359,751		189,759		57,031		17,595
EBITDA	Ps.	1,992,510	Ps.	1,289,348	Ps.	672,918	Ps.	251,847	Ps.	141,241

Reconciliation of Net Income to EBITDA Computed from Our U.S. GAAP Financial Information.

	Year Ended December 31,
	As restated
	2005		2004		2003		2002
Net income	Ps.	779,692	Ps.	436,311	Ps.	254,567	Ps.	66,475
Depreciation	61,711		25,054		11,436		6,998
Interest expense	(101,865)		(29,269)		24,135		(18,140)
Amortization of backlog intangible	274,576
Amortization of Beta trademark	45,527
Income tax expense	368,815		212,306		162,872		38,794
EBITDA	Ps.	1,428,456	Ps.	644,402	Ps.	453,010	Ps.	94,127

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

Reconciliation of Total Debt to Net Debt Derived from Our Mexican GAAP Financial Information.

	As of December 31,
	2005		2004		2003		2002		2001
Current portion of long-term debt	Ps.	17,386	Ps.	410,384	Ps.	694,491	Ps.	430,954	Ps.	500,597
Long-term debt	3,347,179		186,233		—		—		—
Total debt	3,364,565		596,617		694,491		430,954		500,597
Cash and temporary investments	1,318,776		528,223		227,507		71,202		49,009
Net debt	Ps.	2,045,789	Ps.	68,394	Ps.	466,984	Ps.	359,752	Ps.	451,588

DIVIDENDS

A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount, and payment of dividends. Under Mexican law, dividends may only be paid from retained earnings and if losses for prior fiscal years have been paid.

We have not paid dividends since we were formed in 1989 and we do not currently expect to pay dividends. We intend to devote a substantial portion of our future cash flow to funding working capital requirements and purchasing land. We may consider adopting a dividend policy in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects, and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of future debt instruments that may limit our ability to pay dividends. We may also consider instituting a share repurchase program.

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

	Noon Buying Rate (Ps. Per US$)
Year Ended December 31,	Low (1)	High (1)	Average (2)	Period End
2001	8.95	9.97	9.34	9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.80	11.24
2004	10.81	11.64	11.29	11.15
2005	10.41	11.42	10.89	10.63

Month Ended
December 31, 2005	10.41	10.77	10.63	10.63
January 31, 2006	10.44	10.64	10.54	10.44
February 31, 2006	10.43	10.53	10.48	10.45
March 31, 2006	10.46	10.95	10.75	10.90
April 30, 2006	10.86	11.16	11.05	11.09
May 31, 2006	10.84	11.31	11.09	11.29
June 23, 2006	11.28	11.46	11.40	11.44

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

Name of Company	Jurisdiction of Incorporation	Percentage Owned		Products/Services
Proyectos Inmobiliarios de Culiacan, S.A. de C.V.	Mexico	100.00%		Development of housing complexes
Desarrolladora de Casas del Noroeste, S.A. de C.V.	Mexico	100.00	%(1)	Construction of housing complexes
Administradora Picsa, S.A. de C.V.	Mexico	100.00%		Rendering of administrative services to and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	Mexico	100.00%		Rendering of administrative services to affiliated companies
Homex Atizapan, S.A. de C.V.	Mexico	67.00	%(2)	Development of housing complexes
AeroHomex, S.A. de C.V.	Mexico	100.00%		Rendering of transportation services to Homex
Casas Beta del Centro, S.A. de C.V.	Mexico	100.00%		Development of housing complexes
Casas Beta del Noroeste, S.A. de C.V.	Mexico	100.00%		Development of housing complexes
Casas Beta del Norte, S.A. de C.V.	Mexico	100.00%		Development of housing complexes

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

ITEM 4A.           Unresolved Staff Comments.

Not Applicable

ITEM 5.                    Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our audited consolidated  financial statements and their accompanying notes included elsewhere herein. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2005. Our consolidated financial statements have been prepared in accordance with Mexican GAAP which differs in certain respects from U.S. GAAP as described in Notes 24 and 25 to our audited consolidated financial statements. As discussed in the explanatory note included within the forepart of this document, the consolidated financial information as of and for the year ended December 31, 2005 has been restated for certain differences as follows: (i) the addition of the previously unrecognized deferred income tax liability associated with the intangible asset for the Beta trademark; (ii) the addition of the previously unidentified intangible asset related to the value of the backlog of houses under construction as of the date of the Beta acquisition and the addition of the deferred income tax liability associated with this backlog; (iii) the addition of the previously unrecognized amortization of the intangible assets related to the Beta trademark and the backlog of houses under construction from the date of the Beta acquisition to December 31, 2005 and their related deferred income tax effects and (iv) an adjustment to the U.S. GAAP reconciliation associated with the effect of the additional deferred tax liability on the adjustment related to recognition of revenues between Mexican GAAP and US GAAP; this adjustment is related to an interpretation of a change in the applicable tax law beginning in 2005.

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

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which requires that we make certain estimates and use certain assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. See note 3 of the Consolidated  Financial Statement. Although these estimates are based on our best knowledge of current events, actual results may differ. Our critical accounting estimates are as listed below

Goodwill, Backlog and Intangible Assets

We are required to apply the purchase method of accounting for all business combinations which requires the recognition of certain acquired intangible assets separate from goodwill. Goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. In our allocation of the purchase price of the acquisition of Controladora Casas Beta, S.A. de C.V., we identified and allocated a value to intangible assets totaling Ps. 455.3 million related to (i) the Beta trademark and (ii) the value of the backlog of the houses under construction as of the date of the Beta acquisition.  As of December 31, 2005 the net book value of the Beta trademark and the backlog were Ps.409.7 million and Ps.10.3 million, respectively. The valuation of these intangible assets required us to use our judgment. We also recorded goodwill related to the acquisition of Controladora Casas Beta, S.A. de C.V. of Ps. 677.8 million. The annual impairment testing requirements requires us to use our judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods.

Revenue and Cost Recognition

We use the percentage-of-completion method of accounting for revenues and costs, measuring progress towards completion in terms of actual costs incurred versus budgeted expenditures for each stage of a development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds. We receive proceeds from the sale of a home at closing when title to the home is transferred to the buyer. We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers. Please see Note 3 to the consolidated financial statements.

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

	2005 As restated	2004	2003
	(thousands of constant pesos)
Mexican GAAP:
Revenues	8,536,162	5,491,294	3,008,841
Costs	5,945,061	3,823,572	2,152,170
Gross profit	2,591,101	1,667,722	856,671
Selling and administrative expenses	845,799	447,901	275,643
Income from operations	1,745,302	1,219,821	581,028
Other income	23,443	44,473	80,454
Net comprehensive financing cost(1)	457,561	164,948	131,834
Income tax expense	425,048	350,945	189,474
Employee statutory profit-sharing expense	9,590	8,806	285
Net income	876,546	739,595	339,889
Mexican GAAP:	(as a percentage of sales)
Revenues	100.0%	100%	100%
Costs	69.6%	69.6%	71.5%
Gross profit	30.4%	30.4%	28.5%
Selling and administrative expenses	9.9%	8.2%	9.2%
Income from operations	20.4%	22.2%	19.3%
Other income	0.3%	0.8%	2.7%
Net comprehensive financing cost	5.4%	3.0%	4.4%
Income tax expense and employee statutory profit-sharing expense	5.1%	6.6%	6.3%
Net income	10.3%	13.5%	11.3%

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

Gross Profit. Costs increased 55.5% in 2005 to Ps.5,945.1 million from Ps.3,823.6 million in 2004, due primarily to the incorporation of Beta into the Company’s operations as well as the increased volume, as described above. Gross profit increased by 55.4% to Ps.2,591.1 million from Ps. 1,667.7 million in 2004. Our gross profit margin remained 30.4 % in 2005 from 30.4% in 2004.

Selling and Administrative Expenses. Selling and administrative expenses increased 88.8% to Ps.845.8 million in 2005 from Ps.447.9 million in 2004. This increase was due principally to the addition of Beta to the Company’s results as well as higher aggregate sales commissions resulting from the increase in the number of homes sold and the increase in the number of administrative personnel required to support our expanding operations, as well as the increase in training expense for the sales force and branch managers. As a percentage of sales, selling and administrative expenses increased to 9.9% in 2005 from 8.2% in 2004. The increase in selling and administrative expenses as a percentage of sales was mainly attributable to the addition of Beta to the Company’s results.

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

Income Tax Expense and Employee Statutory Profit-Sharing Expense. Income tax expense increased 21.1% from Ps.350.9 million in 2004 to Ps.425.0 million in 2005 due principally to increased revenues and income before taxes. The 32.0% effective income tax rate in 2005 remained relatively stable from the 31.9% in 2004. Employee statutory profit-sharing expense increased from Ps.8.8 million in 2004 to Ps.9.6 million in 2005 as a result of the increase in revenue and income before taxes.

Net Income. Net income increased by 18.51% to Ps.876.5 million in 2005 (as restated) from Ps.739.6 million in 2004 as a result of the factors described above.

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

Gross Profit. Costs increased 77.7% to Ps.3,823.6 million in 2004 from Ps.2,152.2 million in 2003, almost exclusively as a result of increased volume, as described above. Gross profit increased by 94.7% to Ps. 1,667.7 million in 2004 from Ps.856.7 million in 2003. Our gross profit margin improved to 30.4% in 2004 from 28.5% in 2003.

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

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2005:

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(Millions of constant pesos)
Short-Term Debt Obligations	Ps.	6,852	Ps.	6,852	Ps.	—	Ps.	—	Ps.	—
Long-Term Debt Obligations	3,336,150		—		2,611		558,910		2,774,629
Estimated Interest	2,934,831		327,058		639,693		584,640		1,383,440
Capital (Finance) Lease	Ps.	10,534	10,534		—		—
Purchase Obligations	1,569,474		1,558,445		11,029		—		—
Other Long-Term Liabilities Reflected on our Balance Sheet under Mexican GAAP	—		—		—		—		—
Total	Ps.	7,857,841	Ps.	1,902,889	Ps.	653,333	Ps	1,143,550	Ps.	4,158,069

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

ITEM 14.             Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not Applicable

ITEM 15.             Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

In our initial Annual Report on Form 20-F for the year ended December 31, 2005, we reported that we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, as of December 31, 2005, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, we concluded our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and

Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can only provide reasonable assurance of achieving their control objectives.

As part of our continuing evaluation of the financial reporting controls and procedures process, we determined that a restatement of our consolidated financial statements for the year ended December 31, 2005 was necessary. The restatement of our 2005 Form 20-F relates to technical items derived from the acquisition of Beta that occurred effective July 1, 2005 under Mexican GAAP and deferred income taxes under US GAAP.  These differences relate to the following:

(1)                                     the addition of the previously unrecognized deferred income tax liability associated with the intangible asset for the Beta trademark.

(2)                              the addition of the previously unidentified intangible asset related to the value of the backlog of houses under construction as of the date of the Beta acquisition and the addition of the deferred income tax liability associated with this backlog.

(3)                              the addition of the previously unrecognized amortization of the intangible assets related to the Beta trademark and the backlog of houses under construction from the date of the Beta acquisition to December 31, 2005 and their related deferred income tax effects.

(4)                          An adjustment to the US GAAP reconciliation associated with the effect of the additional deferred tax liability on the adjustment related to recognition of revenues between Mexican GAAP and US GAAP.  This adjustment is related to an interpretation of a change in the applicable tax law beginning in 2005.

Following the identification of the issues referred to above, we commenced planning to make improvements in certain of our internal controls as soon as practicable to eliminate the deficiencies that resulted in the restatement described above.  Our board of directors and audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. If we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

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

ITEM 16D.             Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.                      Financial Statements.

Not Applicable.

ITEM 18.                      Financial Statements.

See pages F-1 through F-61, incorporated herein by reference.

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

8	List of Principal Subsidiaries.***

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2007.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2007.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2007.

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

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B. de C.V.

/s/ Alan Castellanos Carmona
	Name:	Alan Castellanos Carmona
	Title:	Chief Financial Officer

Dated: June 28, 2007

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Desarrolladora Homex, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005 (restated) and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for  the years ended December 31, 2005 (restated), 2004 and 2003 all expressed in thousands of Mexican pesos of purchasing power of December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A. de C.V. and subsidiaries as of December 31, 2005 (restated) and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005 (restated), 2004 and 2003 in conformity with the accounting principles generally accepted in Mexico.

As mentioned in Note 3 to the consolidated financial statements, effective January 1, 2005 the Company adopted the provisions of Bulletin B-7, “Business acquisitions”. On July 1, 2005 a subsidiary was acquired (see Note 2.d) utilizing the purchase method of accounting, under which the assets acquired and liabilities assumed are recorded at fair value, through the allocation of the acquisition cost of the subsidiary, and goodwill of Ps.677,871 thousand Mexican pesos (as restated) was determined.

As explained in Note 2b, the accompanying financial statements for the year ended December 31, 2005 have been restated.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2005 (restated), 2004 and 2003, and the determination of consolidated stockholders’ equity at December 31, 2005 (restated), 2004 and 2003 to the extent summarized in Note 25 As discussed in Note 24 to the accompanying consolidated financial statements, the reconciliation to US GAAP as of December 31, 2005 has been restated.

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

(April 23, 2007 as to Notes 2b and June 22, 2007 as to Note 24)

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 and 2004
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

2005	2005	2004
(Convenience translation;
Note 2.a)
(As Restated see Note 2b)	(As Restated see Note 2b)
Assets

Current assets:
Cash and temporary investments (Note 4)	$124,114	Ps.	1,318,776	Ps.	528,223
Restricted cash (Note 21)	29	311	21,162
Trade accounts receivable, net (Note 5)	523,006	5,557,198	3,276,464
Inventories (Notes 6 and 10)	330,970	3,516,724	2,154,963
Other current assets, net (Note 7)	16,773	178,225	107,707
Total current assets	994,892	10,571,234	6,088,519

Land held for future development (Notes 6 and 10)	167,996	1,785,044	520,853
Restricted investments (Note 20)	—	—	44,374
Property and equipment, net (Notes 8 and 10)	43,370	460,831	259,838
Goodwill (Note 2)	63,796	677,871	—
Other assets (Note 9)	57,827	614,442	87,459

Total	$1,327,881	Ps.	14,109,422	Ps.	7,001,043

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt (Note 10)	$1,636	Ps.	17,386	Ps.	410,384
Trade accounts payable (Note 12)	283,001	3,007,049	1,714,376
Advances from customers	19,858	210,998	61,803
Accrued expenses and taxes other than income taxes	24,121	256,294	68,532
Income tax payable	9,322	99,056	359
Employee statutory profit sharing	1,898	20,163	2,048
Total current liabilities	339,836	3,610,946	2,257,502

Long-term debt (Note 10)	315,014	3,347,179	186,233

Employee retirement obligations (Note 11)	3,709	39,415	—

Deferred income taxes and employee statutory profit sharing (Note 19)	133,807	1,421,763	654,419
Total liabilities	792,366	8,419,303	3,098,154

Commitments and contingencies (Notes 20 and 21)

Stockholders’ equity (Note 13):
Common stock	46,027	489,059	224,378
Additional paid-in capital	285,938	3,038,236	2,303,130
Retained earnings	184,337	1,958,676	1,148,991
Excess in restated stockholders’ equity	29,445	312,863	321,073
Initial cumulative effect of deferred income taxes	(13,758)	(146,185)	(146,185)
Majority stockholders’ equity	531,989	5,652,649	3,851,387
Minority interest in consolidatedsubsidiaries	3,526	37,470	51,502
Total stockholders’ equity	535,515	5,690,119	3,902,889

Total	$1,327,881	Ps.	14,109,422	Ps.	7,001,043

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005, except share and per share data)

	2005	2005		2004		2003
	(Convenience					(Note 2.e)
	translation; Note 2.a)
	(As Restated see Note 2.b)	(As Restated see Note 2.b)

Revenues	$803,366	Ps.	8,536,162	Ps.	5,491,294	Ps.	3,008,841
Costs	559,509	5,945,061		3,823,572		2,152,170

Gross profit	243,857	2,591,101		1,667,722		856,671

Selling and administrative expenses (Notes 15 and 16)	79,601	845,799		447,901		275,643

Income from operations	164,256	1,745,302		1,219,821		581,028

Other income — net (Note 17)	2,205	23,443		44,473		80,454

Net comprehensive financing cost:
Interest expense (Note 18)	39,445	419,127		136,633		121,678
Interest income	(5,489)	(58,310)		(48,348)		(6,732)
Exchange loss (gain)	6,161	65,461		(7,354)		(1,349)
Monetary position loss	2,944	31,283		84,017		18,237
	43,061	457,561		164,948		131,834
Income before income taxes and employee statutory profit sharing	123,400	1,311,184		1,099,346		529,648

Income tax expense (Note 19)	40,003	425,048		350,945		189,474
Employee statutory profit sharing expense (Note 19)	902	9,590		8,806		285

Consolidated net income	$82,495	Ps.	876,546	Ps.	739,595	Ps.	339,889

Net income of majority stockholders	$83,127	Ps.	883,262	Ps.	730,227	Ps.	334,410
Net (loss) income of minority stockholders	(632)	(6,716)		9,368		5,479

Consolidated net income	$82,495	Ps.	876,546	Ps.	739,595	Ps.	339,889

Weighted average shares outstanding (in thousands)	324,953	324,953		281,997		241,521

Earnings per share (basic and diluted)	$0.26	Ps.	2.72	Ps.	2.59	Ps.	1.38

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Common stock		Additional paid-in capital		Retained earnings		Excess in restated stockholders’ equity		Initial cumulative effect of deferred income taxes		Minority interest in consolidated subsidiaries		Total stockholders’ equity (Note 13)

Balances as of January 1, 2003 (Note 2.f)	Ps.	172,989	Ps.	541,293	Ps.	73,405	Ps.	321,073	Ps.	(146,185)	Ps.	5,397	Ps.	967,972

Issuance of common stock	6,081		60,469		—		—		—		36,685		103,235

Comprehensive income	—		—		334,410		—		—		5,479		339,889

Balances as of December 31, 2003 (Note 2.f)	179,070		601,762		407,815		321,073		(146,185)		47,561		1,411,096

Issuance of common stock	45,308		1,701,368		—		—		—		5,522		1,752,198

Comprehensive income	—		—		741,176		—		—		(1,581)		739,595

Balances as of December 31, 2004	224,378		2,303,130		1,148,991		321,073		(146,185)		51,502		3,902,889

Issuance of common stock	264,681		735,106		—		—		—		—		999,787

Minority dilution	—		—		—		—		—		(7,316)		(7,316)

Capital distribution from acquisition of minority interest	—		—		(73,577)		—		—		(73,577)

Reduction of equity for labor obligations	—		—		—		(8,210)		—		—		(8,210)

Comprehensive income (as restated Note 2.b)	—		—		883,262		—		—		(6,716)		876,546
Balances as of December 31, 2005 (As restated see Note 2.b)	Ps.	489,059	Ps.	3,038,236	Ps.	1,958,676	Ps.	312,863	Ps.	(146,185)	Ps.	37,470	Ps.	5690,119

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005, 2004 and 2003
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	2005	2005		2004		2003
	(Convenience					(Note 2.e)
	translation; Note 2.a)
	(As Restated see Note 2.b)	(As Restated see Note 2.b)
Operating activities
Consolidated net income	$82,495	Ps.	876,546	Ps.	739,595	Ps.	339,889
Add items that did not require resources:
Depreciation	5,808	61,711		25,054		11,436
Loss from sale of subsidiary	—	—		1,180		—
Amortization of Beta trademark and backlog	15,251	162,054		—		—
Deferred income taxes	35,074	372,687		287,091		162,144
	138,628	1,472,998		1,052,920		513,469
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(61,013)	(648,290)		(1,369,903)		(594,395)
Inventories and land held for future development	(192,476)	(2,045,150)		(1,430,627)		(863,329)
Prepaid expenses	(6,380)	(67,787)		(76,584)		(562)
Other assets	(25,097)	(266,672)		(77,166)		—

Increase (decrease) in:
Trade accounts payable	92,037	977,940		697,723		808,815
Due to related parties	—	—		—		3,019
Employee retirement obligations	3,709	39,415		—		—
Accrued expenses and taxes other than income taxes	25,355	269,410		—		—
Other liabilities	12,057	128,111		76,020		(22,840)
Net resources used in operating activities	(13,180)	(140,025)		(1,127,617)		(155,823)

Financing activities:
Proceeds from new borrowings	365,060	3,878,945		418,006		524,918
Payments of notes payable	(163,481)	(1,737,064)		(387,545)		(227,904)
Loans from related parties	—	—		31,007		421,956
Payments of related party loans	—	—		(180,104)		(431,155)
Reduction of equity due to labor obligations	(773)	(8,210)		—		—
Proceeds from issuance of common stock	94,093	999,787		1,752,198		103,235
Net resources generated by financing activities	294,899	3,133,458		1,633,562		391,050

	2005	2005		2004		2003
	(Convenience					(Note 2.e)
	translation; Note 2.a)
	(As Restated see Note 2.b)	(As Restated see Note 2.b)
Investing activities:
Restricted investments	4,176	44,374		(8,067)		(36,306)
Proceeds from sale of subsidiary	—	—		49,716		—
Acquisition of property and equipment — net	(14,094)	(149,756)		(225,716)		(42,615)
Acquisition of minority interest	(7,613)	(80,892)		—		—
Acquisition of BETA	(195,776)	(2,080,222)		—		—

Net resources used in investing activities	(213,307)	(2,266,496)		(184,067)		(78,921)

Cash, temporary investments and restricted cash:
Net increase	68,412	726,937		321,878		156,306
Cash held by subsidiary at the time of acquisition	4,025	42,765		—		—
Balance at beginning of year	51,706	549,385		227,507		71,201

Balance at end of year	$124,143	Ps.	1,319,087	Ps.	549,385	Ps.	227,507

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

Operating cycle – The Company’s operations present a seasonal cycle: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the project construction starting date, and may be cancelled in the subsequent period.

2.                          Basis of presentation

a.                             Explanation for translation into English and convenience translation – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP).

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

b.                            Restatement of previously reported under MX GAAP

Subsequent to the issuance of its 2005 consolidated financial statements, the Company identified various changes, mainly related to the purchase price allocation relating to the acquisition of Casas Beta which occurred on July 1, 2005. The differences we identified, which have had an impact on our restated financial results included:  (i) the addition of the previously unrecognized deferred income tax liability associated with the intangible asset for the Beta trademark; (ii) the addition of the previously unidentified intangible asset related to the value of the backlog of houses under construction as of the date of the Beta acquisition and the addition of the deferred income tax liability associated with this backlog; and (iii) the addition of the previously unrecognized amortization of the intangible assets related to the Beta trademark and the backlog of houses under construction from the date of the Beta acquisition to December 31, 2005 and their related deferred income tax effects.  The following table illustrates the effects of these adjustments on the previously reported amounts as of December 31, 2005 and the year then ended.

	Other Assets (Intangibles)		Goodwill		Deferred Taxes Liab		Majority Net income
As originally reported	Ps.	649,643	Ps.	635,908	Ps.	1,299,943	Ps.	998,320
1) Deferred tax effect of trademark			132,028		132,028
2) Backlog intangible	126,853		(90,065)		36,788
3) Amortization of trademark and backlog, net of deferred taxes	(162,054)				(46,996)		(115,058)
As restated	Ps.	614,442	Ps.	677,871	Ps.	1,421,763	Ps.	883,262

c.                             Consolidation of financial statements – The consolidated financial statements include those of   Desarrolladora Homex, S.A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership Percentage
Company	2005	2004	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V.	100.00%	100.00%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid.del Fideicomiso AAA Homex 80284	100.00%	100.00%	Rendering of financial services
Administradora Picsa, S.A. de C.V.	100.00%	100.00%	Rendering of administrative services and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	100.00%	100.00%	Rendering of administrative services to affiliated companies
Aerohomex, S.A. de C.V.	100.00%	100.00%	Rendering of transportation services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100.00%	95.86%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V. 67.00%	67.00%	67.00%	Construction and development of housing complexes
Casas Beta del Centro, S.A. de C.V. (1)	100.00%	—	Promotion, design, construction and sale of entry-level housing
Casas Beta del Norte, S.A. de C.V.	100.00%	—	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S.A. de C.V.	100.00%	—	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S.A. de C.V. (2)	100.00%	—	Construction and design of housing
Edificaciones Beta del Noroeste, S.A. de C.V. (2)	100.00%	—	Construction and design of housing
Edificaciones Beta del Norte, S.A. de C.V. (2)	100.00%	—	Construction and design of housing

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

d.                            Acquisition of shares in Controladora Casas Beta, S.A. de C.V. – On July 1, 2005, the Company acquired 100% of the voting stock of Controladora Casas Beta, S.A. de C.V. (“BETA”), whose primary activity is the construction and sale of entry-level housing primarily in the Mexican states of Baja California, Nuevo León and the State of Mexico. The results of BETA’s operations starting July 1, 2005, have been included in the Company’s consolidated financial statements. Among the main reasons for the acquisition of BETA was that, prior to the acquisition, BETA was considered to be the sixth largest homebuilder in Mexico, in terms of the number of units sold. The acquisition of BETA is expected to significantly improve the Company’s financial results and will strengthen its position in the domestic market, enhancing its presence in the three previously mentioned states, which have substantial housing markets where BETA has major construction developments.

The purchase price of BETA was 2.08 billion Mexican pesos (2.04 billion Mexican pesos at nominal value), and the acquisition included the cash purchase of 53% of the shares of BETA for 1.08 billion Mexican pesos (1.067 billion Mexican pesos at nominal value) and the purchase of the remaining 47% of the shares of BETA in exchange for 22,013,060 shares in the Company with a value of 996 million pesos (977 million pesos at nominal value). Upon completion of the acquisition of BETA, it was merged with the Company.

The condensed balance sheet of BETA on the acquisition date, adjusted for the assignment of the acquisition cost to the assets and liabilities assumed, was as follows:

	Balances as of June 30, 2005
	(As restated)
Current assets	Ps.	2,150,383
Fixed assets, net	316,539
Intangible asset (BETA trademark and backlog)	582,123
Current liabilities	(695,043)
Long-term debt	(868,822)
Minority interest	(82,829)
Net assets acquired	1,402,351
Cost of the acquired entity	2,080,222

Goodwill	Ps.	677,871

The intangible assets represent the value assigned to the BETA trademark and backlog, Both intangibles were determined as part of the assessment performed by the Company to assign the purchase price to the assets acquired and the liabilities assumed. Backlog represents the houses under construction at the date of the purchase of Casas Beta which are expected to be sold in a subsequent period ranging between six and nine months.  The trademark  values was established by  independent appraisers and the backlog was determined internally.

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

For the years ended December 31, 2005 and 2004, proforma total consolidated revenues of the Company if Beta had been acquired on January 1, 2004, are Ps.9,806,728 and Ps.8,052,689, respectively; proforma operating income was Ps.2,111,252 and Ps.1,730,941, respectively; proforma net income was Ps.1,153,009 and Ps.1,045,142, respectively; and basic and diluted earnings per share was Ps.3.54 and Ps.3.70, respectively.

e.                             Acquisition of shares of Super Abastos Centrales y Comerciales, S.A. de C.V. .  In February 2005, Casas Beta del Centro, S.A. de C.V. (“Beta del Centro”), a subsidiary of the Company, acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. (“SACC”) in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.12,204, which was identified and recorded in the inventory of the development project. With this percentage of stock acquired, under the agreements signed with SACC shareholders, Beta del Centro has a controlling interest in SACC as of the acquisition date and consolidates SACC.

On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC’s outstanding shares. The excess cost of the shares acquired from minority owners totaled Ps.73,577, which was recorded as a capital distribution, since this was a transaction between common shareholders.

f.                               Merger – On May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented. This transaction resulted in a gain of Ps.10.949, which was accounted for as an increase in retained earnings.

g.                            Sale of subsidiary – In May 2004, the subsidiary Homex Cuautitlán, S.A. de C.V. was sold, generating a loss of Ps.1,180.

h.                            Comprehensive income – Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2005, 2004 and 2003, there were no other comprehensive income or loss items.

3.                          Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.            New accounting  policies:

Business acquisitions – As of January 1, 2005, the Company adopted the provisions of Bulletin B-7, “Business Acquisitions”. Bulletin B-7 provides rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others, that a) the adoption of the purchase method as the sole valuation rule for these transactions; b) goodwill arising from an acquired entity should not be amortized, but should be subject to impairment tests, at least on an annual basis in conformity with Bulletin C-15, “Accounting for Impairment and Disposal of Long-lived Assets”; and c) any unamortized excess of recorded value over cost of subsidiaries and associated companies should be immediately considered in the year’s results. It also provides rules for the accounting treatment of asset transfers or share exchanges between entities under common control and for the acquisition of minority interest, the effects of which are recorded in stockholders’ equity.

Severance payments – Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, “Labor Obligations”, related to the recognition of the liability for severance payments for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is Ps.21,268. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over 12 years, which represents the average labor life of employees expected to receive such benefits.

b.                              Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

Excess in restated stockholders’ equity – Excess in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain from holding nonmonetary assets through December 31, 1996, which resulted from restating certain nonmonetary assets above inflation utilizing appraisal values.

Monetary position result – Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (“NCPI”) factors to the monthly net monetary position. Losses result from maintaining a net monetary asset position.

c.                             Temporary investments – Temporary investments representing cash equivalents are stated at the lower of acquisition cost plus accrued yields, or estimated net realizable value.

d.                            Inventories and costs of sales – Finished construction, construction-in-process and land for development are recorded at acquisition cost and restated using the NCPI. Cost of sales is also restated by applying such index.

Land for future developments refers to land reserves yet to be developed by the Company. Land for future development is recorded at acquisition cost and is restated by applying factors derived from the NCPI.

e.                        Property and equipment – Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Years
	2005	2004

Buildings	20	20
Machinery and equipment	4 and 10	4 and 10
Transportation equipment	4	4
Air transportation equipment	10	—
Office furniture and equipment	10	10
Computers	4	4
Communication equipment	4	4

f.                               Goodwill – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and at least once a year, is subject to impairment tests.

g.                            Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

h.                            Derivative financial instruments – The Company values all of its derivatives at fair value in the balance sheet, regardless of the purpose for holding them, based on market prices for derivatives traded on recognized markets, and based on technical determinations of their fair value, estimated by means of technical valuation models, supported by sufficient, reliable and demonstrable information. The fair value is recorded on the balance sheet as an asset or liability, according to the rights or obligations stemming from the related derivative contract.

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

i.                                Other assets – The housing development costs incurred that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. Preoperating costs incurred are recorded directly to results of the period in which they are incurred. Debt issuance costs are capitalized and restated by applying the NCPI. Amortization is calculated using the straight-line method over the term of the loan. The value assigned to the BETA trademark and backlog are restated by applying the NCPI and amortized using the straight-line method over five years for the trademark and between six and nine months for the backlog, which represent their estimated useful lives.

j.                                Employee retirement obligations – Seniority premiums and pension plans, and beginning in 2005, severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

k.                             Business acquisitions – All business acquisitions are recognized and valued initially by the purchase method, which includes the cash delivered or its fair value equivalent.

l.                                Provisions – Provisions are recognized for current obligations that result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.

m.                          Warranties – The Company offers warranties against manufacturing defects in its housing for a period of two years, covering problems such as electrical installations, plumbing, gas, and waterproofing; and for ten years against hidden defects that affect the safety of the homes (foundations and structure). The Company has an insurance policy that covers these guarantees.

n.                            Income tax, tax on assets and employee statutory profit sharing – Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

o.                            Foreign currency balances and transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

p.                            Revenue and cost recognition — Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed projects exceed expected revenues, a provision for estimated costs is recorder in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

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

q.                            Earnings per share – Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities; therefore, basic and diluted earnings per share are the same.

4.                          Cash and temporary investments

	2005		2004

Cash	Ps.	1,033,458	Ps.	299,245
Temporary investments	285,318		228,978
	Ps.	1,318,776	Ps.	528,223

5.                          Trade accounts receivable

	2005		2004

Due from customers	Ps.	761,143	Ps.	629,383
Unbilled revenues on developments in progress	4,417,981		2,533,175
Services	120,203		28,495
	5,299,327		3,191,053
Allowance for doubtful accounts	(26,888)		(12,132)
	5,272,439		3,178,921
Other debtors	145,417		33,807
Recoverable value-added taxes	169,470		83,953
	5,587,326		3,296,681
Trade accounts receivable long-term (Note 9)	(30,128)		(20,217)

	Ps.	5,557,198	Ps.	3,276,464

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

The changes in the allowance for doubtful accounts are as follows:

	2005	2004	2003
Initial balance	Ps.12,132	Ps. 6,635	Ps. 5,259
Provision for the period	14,756	5,497	1,376
Ending balance	Ps.26,888	Ps.12,132	Ps.6,635

6.                          Inventories

	2005		2004

Land held for future developments	Ps.	3,865,877	Ps.	1,690,979
Construction-in-process	1,145,263		672,443
Finished construction	3,158		3,264
Construction materials	234,632		62,463
Merchandise-in-transit	—		1,793
Advances to suppliers	52,838		244,874
	5,301,768		2,675,816

Land for future developments — noncurrent	(1,785,044)		(520,853)

	Ps.	3,516,724	Ps.	2,154,963

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as a part of current assets, and classifying all remaining land as noncurrent assets.

7.         Other current assets

	2005		2004

Sales commissions	Ps.142,107		Ps. 62,411
Commissions and subscriptions pending amortization	2,208		18,783
Insurance and bond contracts	20,550		19,961
Other	13,360		6,552

	Ps.	178,225	Ps.	107,707

8.             Property and equipment

2005	2004

Buildings	Ps.	23,887	Ps.	16,153
Machinery and equipment	291,761	154,008
Transportation equipment	46,595	38,408
Air transportation equipment	35,038	35,038
Office furniture and equipment	29,350	15,455
Computers	38,156	24,306
Communication equipment	10,691	7,191
Construction-in-process	75,483	930
550,961	291,489
Accumulated depreciation	(118,375)	(59,896)
432,586	231,593
Land	28,245	28,245

Ps.	460,831	Ps.	259,838

9.             Other assets

	2005		2004
	(As restated)

Net value of the “BETA” trademark and net value for backlog	Ps.	420,069	Ps.	—
Accounts receivable from Proyectos y Servicios Alce Blanco, S.A. de C.V.	46,476		48,038
Trade accounts receivable long-term (Note 5)	30,128		20,217
Debt issuance costs	75,543		—
Intangible asset from employee retirement obligations	23,272		—
Investment in associates	2,369		—
Other accounts receivable	16,585		19,204

	Ps.	614,442	Ps.	87,459

10.          Long-term debt

	2005		2004
Bonds denominated in U.S. Dollars

Bond issuance (Senior Guaranteed Notes)
Bond issuance (Senior guaranteed notes), guaranteed by PICSA, DECANO and other subsidiary companies, for US$250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually (1)	Ps.	2,656,375	Ps.	—

Derivative financial instruments (SWAPS) (2)	118,254		—

Mexican Peso-Denominated Notes Payable
HSBC México, S.A. A credit line of Ps.1,081 million granted on July 1, 2005, with semiannual payments beginning on March 14, 2008, maturing on September 14, 2010, bearing interest at the Mexican Interbank Equilibrium Interest Rate (TIIE) plus 1%. Proceeds were used to purchase BETA. In 2005, advance payments of Ps.540,500 were made on this credit.	540,500		—

	2005		2004
GMAC Hipotecaria, S.A. de C.V. Term loan secured by land for development, payable on June 15, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—		41,775

Term loan secured by land for development, payable on April 15, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—		74,907

Term loan secured by land for development, payable on June 25, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—		29,155

Commercial Paper placed through:

IXE Casa de Bolsa, S.A. de C.V. Promissory note issued on November 17, 2003, renewable at maturity at an average annual rate of TIIE plus 2.95% under a contract with IXE Casa de Bolsa, S.A. de C.V., maturing on June 14, 2005.	—		118,761

Multivalores Casa de Bolsa, S.A. de C.V. Promissory note issued on December 23, 2003, renewable at maturity at an average annual rate of TIIE plus 2.7% under a contract with Multivalores Casa de Bolsa, S.A. de C.V., maturing on November 18, 2005.	—		258,401

GE Capital, S.A. Line of credit granted by GE Capital to Aerohomex, S.A. de C.V., to purchase an executive jet for US$2.3 million, on July 29, 2005, maturing on July 29, 2010, at an interest rate of 7.4%.	23,316		—

Capital lease obligations:

Paccar Arrendadora Financiera, S.A. de C.V. Capital lease obligations for equipment with a net book value of Ps.11,591, payable on July 1, 2006.	8,851		11,023

Arrendadora Financiera Navistar, S.A. de C.V. Capital lease obligations for equipment with a net book value of Ps.23,603, payable on July 10, 2006. Paid in advance in 2005.	—		25,268

Capital lease obligations for equipment with a net book value of Ps.15,473, payable on July 10, 2006.	1,683		16,566

Capital lease obligations for machinery with an interest rate of 10.50%, maturing on July 10, 2007.	2,611		—

Capital lease obligations for machinery with an interest rate of 6%, maturing on August 31, 2006.	1,946		—

	3,353,536		575,856
Less current portion	(17,386)		(410,384)
	3,336,150		165,472
Land purchases — long-term (Note 12)	11,029		20,761

	Ps.	3,347,179	Ps.	186,233

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

As of December 31, 2005, long-term debt matures as follows:

2007	Ps.	18,549
2008	4,909
2009	185,076
2010	364,013
Thereafter	2,774,632
	3,347,179
Less — Derivative financial instruments	(118,254)

	Ps.	3,228,925

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

As of December 31, 2005, the present values of these obligations and the rate used for the calculations are:

Accumulated benefit obligation	Ps. (39,415)

Projected benefit obligation	Ps. (44,931)

Unrecognized items:
Transition asset	23,272
Non-recognized actuarial losses	13,724
Net projected liability	(7,935)
Additional liability	(31,480)
Ps. (39,415)

Net period cost	Ps. 7,935
Contributions to plan assets	—

Real rate used in the calculation	3.30%

12.      Trade accounts payable

	2005	2004

Suppliers	Ps. 1,185,289	Ps. 951,033
Land purchases	1,569,474	775,724
Other	263,315	8,380
	3,018,078	1,735,137
Less current portion	(3,007,049)	(1,714,376)

Land purchases long-term (Note 10)	Ps. 11,029	Ps. 20,761

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

13.                   Stockholders’ equity

a.                             Common stock at par value (historical pesos) as of December 31, is as follows:

	Number of Shares		Amount
	2005	2004	2005	2004
Fixed capital:
Sole series	335,869,550	313,856,490	Ps. 425,444	Ps. 166,636

b.           Majority stockholders’ equity consists of the following as of December 31, 2005 (As restated):

	Historical Amount	Inflation Effects	Restated Amount
Common stock	Ps. 425,444	Ps. 63,615	Ps. 489,059
Additional paid-in capital	2,807,076	231,160	3,038,236
Retained earnings	1,869,068	89,608	1,958,676
Excess in restated stockholders’ equity		312,863	312,863
Initial cumulative effect of deferred income taxes	(116,956)	(29,229)	(146,185)
	Ps 4,984,632	Ps. 668,017	Ps. 5,652,649

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

16.                               Selling and administrative expenses

	2005	2004	2003
	(As restated)
Administrative	Ps. 366,968	Ps. 241,428	Ps. 186,428
Selling	478,831	206,473	89,215
	Ps. 845,799	Ps. 447,901	Ps. 275,643

17.       Other income

	2005	2004	2003
Recovery of taxes	Ps. —	Ps. 35,774	Ps. 75,749
Other income, net	23,443	8,699	4,705
	Ps. 23,443	Ps. 44,473	Ps. 80,454

18.                               Interest expense

	2005	2004	2003
Interest expense	Ps. 356,682	Ps. 104,584	Ps. 73,087
Commissions and financing costs	62,445	32,049	48,591
	Ps. 419,127	Ps. 136,633	Ps. 121,678

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

a.                                       ISR and PTU consist of the following:

	2005		2004	2003
	(As Restated)
ISR:
Current	Ps.	179,834	Ps. 2,411	Ps. 232
Deferred	258,060		406,487	189,242
Effect of reduction in statutory rate on deferred ISR	(12,846)		(57,953)	—
	Ps.	425,048	Ps. 350,945	Ps. 189,474

PTU:
Current	Ps. 11,958		Ps. 1,603	Ps. 285
Deferred	(2,368)		7,203	—
	Ps. 9,590		Ps. 8,806	Ps. 285

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

b.                                      The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU is:

	2005	2004	2003
	%	%	%
Statutory rate	30	33	34
Add (deduct) effect of permanent differences mainly:
Nondeductible expenses	1	1	1
Difference between book and tax inflation effects	2	3	1
Effect of reduction in statutory rate on deferred ISR	(1)	(5)	—
Effective tax rate	32	32	36

c.                 At December 31, the main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2005	2004
	(As restated)
Deferred ISR asset:
Effect of tax loss carryforwards	Ps. 152,215	Ps. 601,624
Derivative financial instruments	33,229	—
Accrued liabilities	28,502	32,715
Advances from customers	21,447	—
Allowance for doubtful accounts	7,775	—
PTU liability incurred	5,530	2,242
Others	7,145	4,408
Deferred ISR asset	255,843	640,989

	2005	2004
	(As Restated)
Deferred ISR liability:
Trade accounts receivable	(1,287,870)	(759,952)
Inventories	(229,628)	(521,814)
Property and equipment	(24,959)	—
Other assets	(161,813)	—
Debt issuance costs	(19,609)	—
Labor obligations, net	(6,601)	—
Prepaid expenses	(5,229)	(26,199)
Deferred ISR liability	(1,735,709)	(1,307,965)
	(1,479,866)	(666,976)

Recoverable tax on assets paid	58,103	20,031

Net long-term deferred ISR liability	(1,421,763)	(646,945)

Deferred PTU liability:
Inventories	—	(7,474)
Net long-term deferred PTU liability	—	(7,474)

Total liability	Ps. (1,421,763)	Ps. (654,419)

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

On February 23, 2007, the Company cancelled purchase agreements by $551,378 for the acquisition of land for which title was in process of being transferred, the amount made of our partial payment was reimbursed to us and, those agreements represent approximately 1.8 million square meters.

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

Restatement of previously reported amounts under US GAAP

Subsequent to the issuance of its 2005 consolidated financial statements, the Company identified various changes, mainly related to the purchase price allocation relating to the acquisition of Casas Beta which occurred on July 1, 2005. The differences we identified, which have had an impact on our restated financial results included:  (i) the addition of the previously unrecognized deferred income tax liability associated with the intangible asset for the Beta trademark; (ii) the addition of the previously unidentified intangible asset related to the value of the backlog of houses under construction as of the date of the Beta acquisition and the addition of the deferred income tax liability associated with this backlog; (iii) the addition of the previously unrecognized amortization of the intangible assets related to the Beta trademark and the backlog of houses under construction from the date of the Beta acquisition to December 31, 2005 and their related deferred income tax effects; and (iv) an adjustment to the U.S. GAAP reconciliation associated with the effect of the additional deferred tax liability, relating to an interpretation of a change in the tax law starting 2005. In addition, the condensed statement of sash flows was was restated, es explained in Note 25(g).

The following table illustrates the balance sheet and income statement effects of these adjustments on the previously reported amounts as of December 31, 2005 and the year then ended:

	Other Assets (Intangibles)	Goodwill	Deferred Tax Liability	Net income
As originally reported	Ps. 870,435	Ps. 635,908	Ps. 768,852	Ps.1,215,998
1) Deferred tax liability due to reversal of revenues under percentage-of-completion		80,354	283,209	(209,032)
2) Deferred tax effect of trademark		132,028	132,028
3) Backlog intangible	346,370	(245,923)	100,447
4) Amortization of trademark and backlog, net of deferred taxes	(320,104)		(92,830)	(227,274)
As restated	Ps. 896,701	Ps. 602,367	Ps. 1,191,706	Ps. 779,692

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

Reconciliation of deferred income taxes:

	2005	2004
	(As Restated)
Deferred income tax liability according to Mexican GAAP, net	Ps. 1,421,763	Ps. 646,944

Effect of U.S. GAAP adjustments:
Accounts receivable	(1,281,214)	(759,952)
Inventories	1,034,334	547,973

Backlog	17,825
Employee profit sharing	(1,002)	(2,968)

Deferred income tax liability according to U.S. GAAP, net	Ps. 1,191,706	Ps. 431,997

Deferred income tax balance sheet classification:

	2005		2004
	(As Restated)
	Current	Noncurrent	Current	Noncurrent

Deferred tax assets	Ps. 70,399	Ps. 247,002	Ps. —	Ps. 349,940

Deferred tax liability	(1,482,897)	(26,210)	(781,937)	—

Net deferred tax (liability) asset	Ps. (1,412,498)	Ps. 220,792	Ps. (781,937)	Ps. 349,940

Reconciliation of deferred employee profit sharing:

	2005	2004

Deferred employee profit sharing liability according to Mexican GAAP	Ps. —	Ps. (7,474)
Effect of U.S. GAAP adjustments:
Accounts receivable	(11,444)	(14,574)
Prepaid expenses	5,006	(4,202)
Accounts payable	5,952	8,885
Other	3,941	—
Deferred employee profit sharing asset (liability) according to U.S. GAAP	Ps. 3,455	Ps. (17,365)

e)                Acquisition of Minority Interest

As described in Note 2.e, on September 12, 2005, Beta del Centro acquired the remaining 50% of Super Abastos Centrales y Comerciales, S.A. de C.V.’s outstanding shares. Under Mexican GAAP, the excess cost of the shares acquired from the minority shareholders was recorded as a capital distribution, since this was a transaction between common shareholders.

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

h)               Backlog

The amount of backlog under US GAAP differs from the amount reported under Mexican GAAP.  Under Mexican GAAP, sales are recognized using the percentage-of-completion method.  Accordingly, a greater portion of the housing costs for houses in construction has already been recognized in costs of operations.  Under US GAAP, sales are not recognized until collection has been assured; therefore the portion of the housing costs that is included in the statement of operations under Mexican GAAP has not yet been recognized under US GAAP and is considered backlog, thereby resulting in a greater backlog under US GAAP.

i)                  Goodwill

The amount of goodwill under US GAAP is greater than that reported under Mexican GAAP, due to the difference in the revenue recognition methods between Mexican and US GAAP.  For Mexican GAAP, accounts receivable is greater than the amount for US GAAP, in the contrary, under Mexican GAAP the inventories are lower than the amount for US GAAP.  Accordingly, profit recognized under Mexican GAAP that has not yet been recognized for US GAAP purposes is included within goodwill under US GAAP, resulting in a higher goodwill for US GAAP purposes.

j)                  Fair Value of Financial Instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” of U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The fair values of the Company’s financial instruments are based on quoted market prices, where available, or are estimated. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment and therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used. The Company’s methods and assumptions used in estimating fair values are described below.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short-term maturity of these instruments.  Additionally, as of December 31, 2005, the carrying value of fixed rate debt is Ps.3,338,445 which approximates its fair value of Ps. 3,348,853.

As of December 31, 2005, the fair value of the principal only swap was Ps.118,254 (US$11.3 million), which represents the estimated present value of future cash flows to be paid out by the Company.

25.          Reconciliation of Mexican GAAP net income and equity to U.S. GAAP net income and equity and the presentation of condensed financial statements in accordance with U.S. GAAP.

a.                        Reconciliation of majority net income for the year:

	2005		2004		2003
	(As Restated)
Majority net income according to Mexican GAAP	Ps.	883,262	Ps.	730,227	Ps.	334,410

U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 24a)	(929,117)		(1,413,655)		(193,536)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 24a)	614,846		822,316		99,473
Amortization of Backlog and Beta trademark (Note 24h and 24i)	(158,050)		—		—
Value-added tax recovery (Note 24b)	—		19,578		(19,579)
Capitalization of interest (Note 24c)	175,916		33,430		(37,988)
Deferred employee statutory profit sharing (Note 24d)	—		(7,507)		(186)
Effects of inflation on U.S. GAAP adjustments	133,148		113,284		45,234
Total U.S. GAAP adjustments before tax effects	(163,257)		(432,554)		(106,582)
Tax effects on U.S. GAAP adjustments	59,687		138,638		26,739
Total U.S. GAAP adjustments	(103,570)		(293,916)		(79,843)

Net income according to U.S. GAAP	Ps.	779,692	Ps.	436,311	Ps.	254,567

b.                                    Reconciliation of majority stockholders’ equity:

	2005	2004	2003
	(As Restated)
Majority stockholders’ equity according to Mexican GAAP	Ps. 5,652,649	Ps. 3,851,387	Ps. 1,363,535
U.S. GAAP adjustments:
Dilution effect of merger (Note 24e)	—	(10,949)	—
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 24a)	(4,417,980)	(2,533,175)	(1,282,292)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 24a)	3,307,311	1,728,014	936,879
Backlog and Beta trademark (Note 24h)	(158,050)	—	—
Goodwill (Note 24i)	80,353	—	—
Reversal of value-added tax recovery (Note 24b)	—	—	(19,579)
Acquisition of minority interest (Note 24e)	73,577
Capitalization of interest (Note 24c)	271,272	98,562	68,538
Deferred employee statutory profit sharing (Note 24d)	4,457	(9,891)	(2,505)
Total U.S. GAAP adjustments before tax effects	(839,060)	(727,439)	(298,959)
Tax effects on U.S. GAAP adjustments	289,259	214,947	91,333
Total U.S. GAAP adjustments	(549,801)	(512,492)	(207,626)

Stockholders’ equity according to U.S. GAAP	Ps. 5,102,848	Ps. 3,338,895	Ps. 1,155,909

c.                                     Reconciliation of majority comprehensive income:

	2005	2004	2003
	(As Restated)
Majority comprehensive income according to Mexican GAAP	Ps. 883,262	Ps. 730,227	Ps. 334,410

Net U.S. GAAP adjustments:
Net income	(103,570)	(293,916)	(79,843)

Net income according to U.S. GAAP	Ps. 779,692	Ps. 436,311	Ps. 254,567

d.                                    Condensed balance sheets according to U.S. GAAP:

	2005	2004
	(As Restated)
Assets
Current assets	Ps. 9,805,414	Ps. 5,731,857
Land for development	1,785,044	520,853
Property and equipment	460,831	259,838
Goodwill	602,367	—
Other assets	896,701	131,834

Total assets	Ps. 13,550,357	Ps. 6,644,382

Liabilities and stockholders’ equity
Current liabilities	Ps. 5,023,445	Ps. 3,056,803
Long-term debt	3,347,179	186,233
Other long-term liabilities	39,415	—
Minority interest	37,470	62,451
Stockholders’ equity	5,102,848	3,338,895

Total liabilities and stockholders’ equity	Ps. 13,550,357	Ps. 6,644,382

e.                                     Condensed statements of income according to U.S. GAAP:

	2005	2004	2003
	(As Restated)

Revenues	Ps. 7,607,045	Ps. 4,077,639	Ps. 2,815,304
Costs	5,697,063	3,073,788	2,159,223
Gross profit	1,909,982	1,003,851	656,081
Operating income	1,058,048	539,636	380,105
Income before income taxes	1,141,791	657,984	422,919
Income taxes	368,815	212,306	162,872
Minority interest	(6,716)	9,368	5,480
Net income	Ps. 779,692	Ps. 436,311	Ps. 254,567

Weighted average shares outstanding (in thousands)	324,953	281,997	241,521

Earnings per share according to U.S. GAAP (basic and diluted)	Ps. 2.40	Ps. 1.55	Ps. 1.05

f.                                       Reconciliation of changes in stockholders’ equity according to U.S. GAAP:

	2005	2004	2003
	(As Restated)

Stockholders’ equity at beginning of year	Ps. 3,338,895	Ps. 1,155,909	Ps. 834,792
Net income	779,692	436,311	254,567
Issuance of common stock	999,787	1,746,675	66,550
Other	(15,526)	—	—

Stockholders’ equity at end of year	Ps. 5,102,848	Ps. 3,338,895	Ps. 1,155,909

g.                                    Condensed statements of cash flows according to U.S. GAAP

	2005	2004	2003
	(As Restated)	(As Restated)
Operating activities:
Consolidated net income	Ps. 838,924	Ps. 446,443	Ps. 274,421
Non-cash items:
Depreciation	59,913	22,141	8,228
Allowance for doubtful accounts	—	5,244	1,439
Amortization of trademark and backlog	320,103	—	—
Deferred income tax and statutory profit sharing	288,391	153,384	127,171
Working capital investment	(1,666,824)	(2,119,809)	(830,949)
Recoverable taxes, net	(90,808)	28,306	36,780
Interest payable	—	1,244	(799)
Net cash flows used in operating activities	(250,301)	(1,463,047)	(383,709)

Investing activities:
Investments in:
Property and equipment	(141,048)	(211,125)	(33,477)
Restricted cash	20,851	(21,162)	—
Acquisition of Beta	(1,063,739)	—	—
Other assets	(106,914)	(16,807)	(26,124)
Net cash flows used in investing activities	(1,290,850)	(249,094)	(59,601)

Financing activities:
Supplier factoring agreement	—	461,842	251,688
Restricted investments	169,470	—	—
Proceeds from new borrowings	3,899,298	404,416	460,278
Payments of notes payable to financial institutions	(1,737,064)	(348,708)	(182,990)
Loans from related parties	—	30,000	387,939
Payments of related party loans	—	(167,076)	(415,292)
Proceeds from issuance of common stock	—	1,643,469	95,109
Net cash flows from financing activities	2,331,704	2,023,943	596,732

Net increase in cash and cash equivalents	790,553	311,802	153,422
Cash and cash equivalents at the beginning of the year	528,223	216,421	62,999
Cash and cash equivalents at the end of the year	Ps. 1,318,776	Ps. 528,223	Ps. 216,421

Supplemental cash flow information:
Interest paid	Ps. 125,421	Ps. 59,535	Ps. 53,181

Income tax and tax on assets paid	Ps. 6,212	Ps. 3,268	Ps. 4,145
Non-cash financing activities:
Issuance of common stock for the acquisition of Beta	Ps. 977,469	Ps. —	Ps. —

The Company restated its 2005 and 2004 U.S. GAAP consolidated statements of cash flows related to the financial statement line items, “Amortization of trademark and backlog”, “Deferred income tax and statutory profit sharing”, “Restricted cash”, Cash and cash equivalents at the beginning of the year”, “Other assets and acquisition of Beta” and “Proceeds from issuance of common stock”.

The “Amortization of trademark and backlog” and “Deferred income tax and statutory profit sharing” were previously included in “Other assets and acquisition of Beta” in the operating activities and should have been presented as part of the non-cash items.

The balance of “Proceeds from issuance of common stock” in the financing activities were netted with “Acquisition of Beta” in investing activities

For 2005 and 2004, the change in the balance of restricted cash, previously presented as part of “Cash and cash equivalents”, was reclassified to investing activities.

The caption “Other assets and acquisition of Beta” is now presented in two separate line items, “Other assets” and “Acquisition of Beta”.

The table below discloses the 2005 and 2004 totals for operating activities, investing activities and financing activities as previously presented and as restated.

	2005		2005		2004		2004
	(As Presented)		(As Restated)		(As Presented)		(As Restated)
Net cash flows used in operating activities	Ps.	(448,982)	Ps.	(250,301)	Ps.	(1,480,908)	Ps.	(1,463,047)
Net cash flows used in investing activities	(2,069,173)		(1,290,850)		(227,932)		(249,094)
Net cash flows from financing activities	3,309,174		2,331,704		2,023,943		2,023,943
Net increase in cash and cash equivalents	791,019		790,553		315,103		311,802
Cash and Cash equivalents at the beginning of the year	531,524		528,223		216,421		216,421
Cash and Cash equivalents at the end of the year	1,322,543		1,318,776		531,524		528,223

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

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payments or SFAS No. 123®. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. This Financial Accounting Standard is non-applicable to us because the company does not have any stock compensation plans.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Asse–s - an amendment of APB
Opinion No. 29, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

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

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2005 As Restated

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and temporary investments	Ps.	146,519	Ps.	1,095,498	Ps.	—	Ps.	1,242,017	Ps.	76,759	Ps.	—	Ps.	1,318,776
Restricted cash	311	—	—	311	—	—	311
Trade accounts receivable, net	6,575	5,424,477	(30,129)	5,400,923	369,191	(212,916)	5,557,198
Accounts receivable from affiliates	1,481,254	735,114	(1,921,319)	295,049	66,475	(361,524)	—
Inventories	84,645	3,212,333	—	3,296,978	219,746	—	3,516,724
Other current assets, net	9,987	24,483	—	34,470	143,755	—	178,225
Total current assets	1,729,291	10,491,905	(1,951,448)	10,269,748	875,926	(574,440)	10,571,234
Land held for future development	—	1,785,044	—	1,785,044	—	—	1,785,044
Property and equipment, net	—	281,463	281,463	179,368	—	460,831
Investment in shares	5,637,940	2,807	(5,419,473)	221,274	1	(221,275)	—
Other assets	614,442	614,442	614,442
Goodwill	605,517	20,313	625,830	43,339	8,702	677,871
Total	Ps.	8,587,190	Ps.	12,581,532	Ps.	(7,370,921)	Ps.	13,797,801	Ps.	1,098,634	Ps.	(787,013)	Ps.	14,109,422

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps.	—	Ps.	17,386	Ps.	—	Ps.	17,386	Ps.	—	Ps.	—	Ps.	17,386
Trade accounts payable	3,304	2,928,170	2,931,474	286,354	(210,779)	3,007,049
Advance from customers	—	61,237	—	61,237	149,761	—	210,998
Accrued expenses and taxes other than income taxes	12,508	235,249	—	247,757	8,537	—	256,294
Due to related parties	5,391	1,926,959	(1,932,350)	352,632	(352,632)	—
Income tax payable	1,524	97,532	—	99,056	—	—	99,056
Employee statutory profit sharing	—	20,044	—	20,044	119	—	20,163
Total current liabilities	22,727	5,286,577	(1,932,350)	3,376,954	797,403	(563,411)	3,610,946
Long-term debt	2,880,584	443,279	—	3,323,863	23,316	—	3,347,179
Employee retirement obligations	—	25,221	—	25,221	14,194	—	39,415
Deferred income taxes and employee statutory profit sharing	31,231	1,385,154	—	1,416,385	5,378	—	1,421,763
Total liabilities	2,934,542	7,140,231	(1,932,350)	8,142,423	840,291	(563,411)	8,419,303
Stockholders’ equity:
Common stock	489,059	2,483,793	(2,483,793)	489,059	206,501	(206,501)	489,059
Additional paid-in capital	3,038,236	—	—	3,038,236	—	—	3,038,236
Retained earnings	1,958,675	2,973,205	(2,970,547)	1,961,333	51,867	(54,524)	1,958,676
Excess in restated stockholders’ equity	312,863	131,847	(131,847)	312,863	80	(80)	312,863
Initial cumulative effect of deferred income taxes	(146,185)	(147,616)	147,616	(146,185)	(105)	105	(146,185)
Majority stockholders’ equity	5,652,648	5,441,229	(5,438,571)	5,655,305	258,343	(261,000)	5,652,649
Minority interest in consolidated subsidiaries	—	72	—	72	—	37,398	37,470
Total stockholders’ equity	5,652,648	5,441,301	(5,438,571)	5,655,377	258,343	(223,602)	5,690,119
Total	Ps.	8,587,190	Ps.	12,581,532	Ps.	(7,370,921)	Ps.	13,797,801	Ps.	1,098,634	Ps.	(787,013)	Ps.	14,109,422

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and temporary investments	Ps.	21,805	Ps.	452,955	Ps.	—	Ps.	474,760	Ps.	53,463	Ps.	—	Ps.	528,223
Restricted cash	—	21,162	—	21,162	—	—	21,162
Trade accounts receivable, net	1,015	3,121,128	—	3,122,143	417,746	(263,425)	3,276,464
Accounts receivable from affiliates	342,640	848,108	(1,056,910)	133,838	7,650	(141,488)	—
Inventories	—	2,047,872	(23,915)	2,023,957	131,006	—	2,154,963
Other current assets, net	4,069	38,390	—	42,459	65,251	(3)	107,707
Total current assets	369,529	6,529,615	(1,080,825)	5,818,319	675,116	(404,916)	6,088,519
Land held for future development	—	520,853	—	520,853	—	—	520,853
Restricted investments	44,374	—	—	44,374	—	—	44,374
Property and equipment, net	—	174,528	(1,835)	172,693	87,145	—	259,838
Investment in shares	3,715,291	182	(3,484,519)	230,954	—	230,954	—
Other assets	48,038	39,421	87,459	—	—	87,459
Total	Ps.	4,177,232	Ps.	7,264,599	Ps.	(4,567,179)	Ps.	6,874,652	Ps.	762,261	Ps.	635,870	Ps.	7,001,043

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps.	377,163	Ps.	33,221	Ps.	—	Ps.	410,384	Ps.	—	Ps.	—	Ps.	410,384
Trade accounts payable	1,211	1,715,364	(817)	1,715,758	262,047	(263,429)	1,714,376
Advance from customers	—	—	—	—	61,803	—	61,803
Accrued expenses and taxes other than income taxes	8,900	51,792	—	60,692	7,840	—	68,532
Due to related parties	—	1,056,093	(1,056,093)	—	141,488	(141,488)
Income tax payable	—	305	—	305	54	—	359
Employee statutory profit sharing	—	1,979	—	1,979	69	—	2,048
Total current liabilities	387,274	2,858,754	(1,056,910)	2,189,118	473,301	(404,917)	2,257,502
Long-term debt	—	186,233	—	186,233	—	—	186,233
Deferred income taxes and employee statutory profit sharing	(61,429)	701,956	—	640,527	13,892	—	654,419
Total liabilities	325,845	3,746,943	(1,056,910)	3,015,878	487,193	(404,917)	3,098,154
Stockholders’ equity:
Common stock	224,378	2,185,548	(2,185,548)	224,378	207,672	(207,672)	224,378
Additional paid-in capital	2,303,130	—	—	2,303,130	—	—	2,303,130
Contributions for future common stock increases	—	—	—	—	20,741	(20,741)	—
Retained earnings	1,148,991	1,347,881	(1,347,881)	1,148,991	46,679	(46,679)	1,148,991
Excess in restated stockholders’ equity	321,073	131,842	(131,842)	321,073	80	(80)	321,073
Initial cumulative effect of deferred income taxes	(146,185)	(147,615)	147,615	(146,185)	(104)	104	(146,185)
Majority stockholders’ equity	3,851,387	3,517,656	(3,517,656)	3,851,387	275,068	(275,068)	3,851,387
Minority interest in consolidated subsidiaries	—	—	7,387	7,387	—	44,115	51,502
Total stockholders’ equity	3,851,387	3,517,656	(3,510,269)	3,858,774	275,068	(230,953)	3,902,889
Total	Ps.	4,177,232	Ps.	7,264,599	Ps.	(4,567,179)	Ps.	6,874,652	Ps.	762,261	Ps.	(635,870)	Ps.	7,001,043

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2005 As Restated

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	Ps.	—	Ps.	12,361,870	Ps.	3,830,615	Ps.	8,531,255	Ps.	476,188	Ps.	(471,281)	Ps.	8,536,162
Costs	116,527	9,614,515	3,806,818	5,924,224	20,837	5,945,061
Gross profit	(116,527)	2,747,355	23,797	2,607,031	455,351	471,281	2,591,101
Selling and administrative expenses	71,720	786,893	—	858,613	458,467	(471,281)	845,799
Income (loss) from operations	(188,247)	1,960,462	(23,797)	1,748,418	(3,116)	—	1,745,302
Other income — net	—	21,449	—	21,449	1,994	—	23,443
Net comprehensive financing cost:
Interest expense	177,238	298,636	(86,170)	389,704	31,695	(2,272)	419,127
Interest income	(85,709)	(26,580)	86,170	(26,119)	(34,463)	2,272	(58,310)
Exchange loss	54,488	10,921	—	65,409	52	—	65,461
Monetary position loss (gain)	9,950	102,489	(81,028)	31,411	(128)	—	31,283
155,967	385,466	(81,028)	460,405	(2,844)	—	457,561
Income (loss) before income taxes and employee statutory profit sharing	(344,214)	1,596,445	57,231	1,309,462	1,722	—	1,311,184
Income tax (benefit) expense	(103,548)	535,435	—	431,887	(6,839)	—	425,048
Employee statutory profit-sharing expense	—	9,471	—	9,471	119	9,590
Equity in income of associated companies	1,117,212	2,422	(1,119,634)	—	—	—	—
Consolidated net income	Ps.	876,546	Ps.	1,053,961	Ps.	(1,062,403)	Ps.	868,104	Ps.	8,442	Ps.	—	Ps.	876,546
Net income of majority stockholders	883,262	1,053,961	(1,062,403)	874,820	8,442	—	883,262
Net income of minority stockholders	(6,716)	—	—	(6,716)	—	—	(6,716)
Consolidated net income	Ps.	876,546	Ps.	1,053,961	Ps.	(1,062,403)	Ps.	868,104	Ps.	8,442	Ps.	—	Ps.	876,546

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

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	876,546	Ps.	1,053,962	Ps.	(1,062,404)	Ps.	868,104	Ps.	8,442	Ps.	876,546
Add items that did not require resources:
Depreciation	47,984	47,984	13,727	61,711
Equity in income subsidiaries	(1,117,209)	(2,422)	1,119,631	—	—
Amortization of Beta trademark and backlog	162,054	162,054	162,054
Deferred income taxes	92,657	288,544	381,201	(8,514)	372,687
14,048	1,388,068	57,227	1,459,343	13,655	1,472,998
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivables	(5,551)	(653,504)	12,718	(646,337)	48,555	(50,508)	(648,290)
Accounts receivable from affiliates	(1,138,614)	113,006	844,309	(181,299)	(58,825)	240,124	—
Inventories and land held for future development	(84,646)	(1,871,764)	(1,956,410)	(88,740)	(2,045,150)
Prepaid assets	(5,923)	16,640	10,717	(78,504)	(67,787)
Other assets	(242,797)	20,059	(222,738)	(43,934)	(266,672)
Increase (decrease) in:
Trade accounts payable	7,228	857,755	864,983	112,957	977,940
Accrued expenses and taxes	269,410	269,410	269,410
Employee retirement obligations	25,222	25,222	14,193	39,415
Due to related parties	5,387	847,330	(852,717)	—	211,144	(211,144)	—
Other liabilities	128,111	128,111	128,111
Net resources used in operating activities	(1,450,868)	1,140,333	61,537	(248,998)	130,501	(21,528)	(140,025)

Financing activities:
Proceeds from new borrowings	1,704,693	1,345,326	805,611	3,855,630	23,316	(1)	3,878,945
Payments of notes payable to financial institutions	(1,737,064)	(1,737,064)	(1,737,064)
Related parties:
Other	(8,210)	(5,554)	5,554	(8,210)	(2,656)	2,656	(8,210)
Proceeds from issuance of common stock	999,787	999,787	(21,912)	21,912	999,787
Net resources generated by financing activities	2,696,270	(397,292)	811,165	3,110,143	(1,252)	24,567	3,133,458

Investing activities:
Restricted investments	44,374	44,374	44,374
Acquisition of property and equipment	(40,767)	(40,767)	(105,950)	(3,039)	(149,756)
Acquisition of minority interest	(73,577)	(80,892)	73,577	(80,892)	(80,892)
Acquisition of Beta	(1,091,178)	(989,044)	(2,080,222)	(2,080,222)
Net resources used in investing activities	(1,120,381)	(121,659)	(915,467)	(2,157,507)	(105,950)	(3,039)	(2,266,496)

Cash, temporary investments and restricted cash:
Net increase	125,025	621,381	(42,765)	703,641	23,296	726,937
Effect of acquisition of subsidiaries	42,765	42,765	42,765
Balance at beginning of year	21,805	474,117	495,924	53,463	549,385
Balance at end of year	Ps.	46,830	Ps.	1,095,498	Ps.	1,242,328	Ps.	76,759	Ps.	1,319,087

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	730,213	Ps.	736,393	Ps.	(733,491)	Ps.	733,115	Ps.	49,041	Ps.	(42,561)	Ps.	739,595
Add items that did not require resources:
Depreciation	—	16,574	16,574	8,480	—	25,054
Equity in income subsidiaries	(752,159)	22	709,576	(42,561)	—	42,561	—
Loss from sale of subsidiary	—	1,180	1,180
Deferred income taxes	(53,159)	326,274	—	273,115	13,976	—	287,091
(75,105)	1,079,263	(23,915)	980,243	72,677	1,052,920
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	(48,932)	(1,251,479)	—	(1,300,411)	(237,951)	168,459	(1,369,903)
Accounts receivable from affiliates	1	(394,835)	266,957	(127,877)	(7,256)	135,133
Inventories and land held for future development	10,882	(1,419,463)	23,915	(1,384,666)	(45,960)	(1)	(1,430,627)
Prepaid expenses	(17,594)	(17,594)	(58,990)	—	(76,584)
Increase (decrease) in:
Trade accounts payable	(16,380)	727,360	(1,298)	709,682	116,634	(128,593)	697,723
Due to related parties	88,487	177,173	(265,660)	135,133	(135,133)
Other, net	4,786	(13,598)	—	(8,812)	7,666	(1,146)
Net resources used in operating activities	(36,261)	(1,113,173)	(1)	(1,149,435)	(18,047)	39,865	(1,127,617)

Financing activities:
Proceeds from new borrowings	418,006	418,006	418,006
Payments of notes payable	(127,254)	(260,291)	—	(387,545)	—	—	(387,545)
Loans from related parties	—	31,008	—	31,008	—	—	31,008
Payments of elated party loans	(180,104)	(180,104)	(180,104)
Proceeds from issuance of common stock	1,746,679	1,631,188	(1,625,670)	1,752,197	65,686	(65,686)	1,752,197
Net resources generated by financing activities	1,619,425	1,639,807	(1,625,670)	1,633,562	65,686	(65,686)	1,633,562

Investing activities:
Restricted investments	(8,067)	(8,067)	(8,067)
Proceeds from sale of machinery and equipment	49,716	49,716
Acquisition of property and equipment — net	—	(148,147)	—	(148,147)	(77,569)	—	(225,716)
Restricted cash	(21,167)	(21,167)	(21,162)
Investment in shares	(1,651,490)	1,625,670	(25,821)	25,821
Net resources used in investing activities	(1,659,557)	(169,314)	1,625,670	(203,201)	(27,853)	25,821	(205,229)

Cash, temporary investments and restricted cash:
Net increase	(76,393)	357,319	—	280,926	19,786	—	300,716
Balance at beginning of year	98,198	95,631	—	193,829	33,677	—	227,507
Balance at end of year	Ps.	21,805	Ps.	452,950	Ps.	—	Ps.	474,755	Ps.	53,463	Ps.	—	Ps.	528,223

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

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican GAAP to US GAAP

As of and for the Year Ended December 31, 2005 As Restated

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company		Wholly- Owned Guarantor Subsidiaries		Eliminations		Parent Company and Wholly- Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries		Eliminations		Consolidated
Majority net income according to Mexican GAAP	Ps.	883,262	Ps.	1,053,961	Ps.	(1,062,403)	Ps.	874,820	Ps.	8,442	Ps.	—	Ps.	883,262
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—		(929,117)		—		(929,117)		—		—		(929,117)
Reversal of cost recognized under percentage of completion method of accounting	—		614,846		—		614,846		—		—		614,846
Backlog and Beta trademark	(158,050)						(158,050)						(158,050)
Capitalization of interest	50,830		125,086		—		175,916		—		—		175,916
Effects of inflation on U.S. GAAP adjustments	—		133,148		—		133,148		—		—		133,148
Tax effects on U.S. GAAP adjustments	(151,605)		211,292		—		59,687		—		—		59,687
Total adjustments	(258,825)		155,255		—		(103,570)		—		—		(103,570)
Net income according to U.S. GAAP	Ps.	624,437	Ps.	1,209,216	Ps.	(1,062,403)	Ps.	771,250	Ps.	8,442	Ps.	—	Ps.	779,692

Majority stockholders’ equity according to Mexican GAAP	Ps.	5,652,648	Ps.	5,441,229	Ps.	(5,438,571)	Ps	5,655,306	Ps.	258,343	Ps.	(261,000)	Ps.	5,652,649
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—		(4,293,998)		—		(4,293,998)		(123,982)		—		(4,417,980)
Reversal of cost recognized under percentage of completion method of accounting	—		3,209,029		—		3,209,029		98,282		—		3,307,311
Backlog and Beta trademark	(158,050)						(158,050)						(158,050)
Goodwill	80,353						80,353						80,353
Acquisition of minority interest			73,577				73,577						73,577
Capitalization of interest	94,830		176,442		—		271,272		—		—		271,272
Deferred employee statutory profit sharing			(4,353)				(4,353)		8,810				(4,457)
Total U.S. GAAP adjustments before tax effects	17,133		(839,303)		—		(822,170)		(16,890)		—		(839,060)
Tax effects on U.S. GAAP adjustments	97,460		188,925		—		286,385		2,874		—		289,259
Total adjustments	114,593		(650,378)		—		(535,785)		(14,016)		—		(549,801)
Stockholders’ equity according to U.S. GAAP	Ps.	5,767,241	Ps.	4,790,851	Ps.	(5,438,571)	Ps.	5,119,521	Ps.	244,327	Ps.	(261,000)	Ps.	5,102,848

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

 Supplemental Condensed Combining Reconciliation of Mexican GAAP to US GAAP

As of and for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company		Wholly- Owned Guarantor Subsidiaries			Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries			Eliminations	Consolidated
Majority net income according to Mexican GAAP	Ps.	730,213	Ps.	736,393	Ps.	(736,446)	Ps.	730,160	Ps.	49,041	Ps.	(48,974)	Ps.	730,227
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—		(1,294,193)			—	(1,294,193)		(119,462)			—	(1,413,655)
Reversal of cost recognized under percentage of completion method of accounting	—		741,962			—	741,962		80,354			—	822,316
Reversal of value-added tax accounting	—		19,578			—	19,578		—			—	19,578
Capitalization of interest	13,865		15,814			—	29,679		3,751			—	33,430
Deferred employee statutory profit sharing	—		(4,521)			—	(4,521)		(2,986)			—	(7,507)
Effects of inflation on U.S. GAAP adjustments	—		107,554			—	107,554		5,730			—	113,284
Tax effects on U.S. GAAP adjustments	(4,159)		132,902			—	128,743		9,894			—	138,637
Total adjustments	9,706		(280,904)			—	(271,198)		(22,719)				(293,916)
Net income according to U.S. GAAP	Ps.	739,919	Ps.	455,489	Ps.	736,446)	Ps.	458,962	Ps.	26,322	Ps.	(48,974)	Ps.	436,311
Majority stockholders’ equity according to Mexican GAAP	Ps.	3,851,387	Ps.	3,517,656	Ps.	(3,517,656)	Ps.	3,851,387	Ps.	275,068	Ps.	(275,068)	Ps.	3,851,387
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—		(2,405,025)			—	(2,405,025)		(128,150)			—	(2,533,175)
Reversal of cost recognized under percentage of completion method of accounting	—		1,641,817			—	1,641,817		86,197			—	1,728,014
Capitalization of interest	40,876		46,626			—	87,502		11,060			—	98,562
Deferred employee statutory profit sharing	—		(5,955)			—	(5,955)		(3,936)			—	(9,891)
Other	—		(10,949)			—	(10,949)		—			—	(10,949)
Total U.S. GAAP adjustments before tax effects	40,876		(733,486)			—	(692,610)		(34,829)			—	(727,439)
Tax effects on U.S. GAAP adjustments	(12,262)		216,761			—	204,499		10,448			—	214,947
Total adjustments	28,614		(516,725)			—	(488,111)		(24,381)			—	(512,492)
Stockholders’ equity according to U.S. GAAP	Ps.	3,880,001	Ps.	3,000,931	Ps.	(3,517,656)	Ps.	3,363,276	Ps.	250,687	Ps.	(275,068)	Ps.	3,338,895

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican GAAP to US GAAP

As of and for the Year Ended December 31, 2003

In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	Parent Company		Wholly- Owned Guarantor Subsidiaries		Eliminations		Parent Company and Wholly- Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries		Eliminations		Consolidated
Majority net income according to Mexican GAAP	Ps.	336,900	Ps.	336,489	Ps.	(338,979)	Ps.	334,410	Ps.	3,582	Ps.	(3,582)	Ps.	334,410
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—		(178,500)		—		(178,500)		(15,036)		—		(193,536)
Reversal of cost recognized under percentage of completion method of accounting	—		89,360		—		89,360		10,113		—		99,473
Reversal of value-added tax accounting	—		(19,579)		—		(19,579)		—		—		(19,579)
Capitalization of interest	(7,497)		(29,868)		—		(37,365)		(623)		—		(37,988)
Deferred employee statutory profit sharing	—		(186)		—		(186)		—		—		(186)
Effects of inflation on U.S. GAAP adjustments	—		45,234		—		45,234		—		—		45,234
Tax effects on U.S. GAAP adjustments	2,685		22,377		—		25,062		1,678		—		26,739
Total adjustments	(4,812)		(71,162)		—		(75,974)		(3,868)				(79,843)
Net income according to U.S. GAAP	Ps.	332,088	Ps.	265,327	Ps.	(338,979)	Ps.	258,436	Ps.	286	Ps.	(3,582)	Ps.	254,567
Majority stockholders’ equity according to Mexican GAAP	Ps.	1,363,536	Ps.	1,149,991	Ps.	(1,149,991)	Ps.	1,363,536	Ps.	200,731	Ps.	(200,731)	Ps.	1,363,536
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—		(1,267,769)		—		(1,267,769)		(14,523)		—		(1,282,292)
Reversal of cost recognized under percentage of completion method of accounting	—		927,110		—		927,110		9,769		—		936,879
Reversal of value-added tax accounting	—		(19,579)		—		(19,579)		—		—		(19,579)
Capitalization of interest	13,527		53,887		—		67,414		1,124		—		68,538
Deferred employee statutory profit sharing	—		(2,506)		—		(2,506)		—		—		(2,506)
Total U.S. GAAP adjustments before tax effects	13,527		(308,857)		—		(295,330)		(3,630)		—		(298,960)
Tax effects on U.S. GAAP adjustments	(4,464)		94,600		—		90,136		1,197		—		91,333
Total adjustments	9,063		(214,257)		—		(205,194)		(2,433)		—		(207,627)
Stockholders’ equity according to U.S. GAAP	Ps.	1,372,599	Ps.	935,734	Ps.	(1,149,991)	Ps.	1,158,342	Ps.	198,298	Ps.	(200,731)	Ps.	1,155,909

* * * * * *