Form 20-F
period 2006-12-31
Homex Development Corp.
filed 2007-07-13
CIK 1293153

Incluye Cambios de Milbank, CMV, la revision de Jaime Cortez y Bylaws actualizados de la ultima reunion del consejo, GNG, Milbank al 25/junio

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2006.

We prepare our financial statements in constant pesos and in accordance with Mexican Financial Reporting Standards, referred to as MFRS, which differ in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP. See Notes 26, 27 and 28 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our majority net income and majority stockholders’ equity according to MFRS to consolidated net income and consolidated stockholders’ equity according to U.S. GAAP.

Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our respective financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this annual report has been restated in pesos of constant purchasing power as of December 31, 2006. The Mexican National Consumer Price Index, or NCPI, increased 4.053276% from December 31, 2005 to December 31, 2006.

We are also required to determine any gain or loss in our respective monetary positions to reflect the effect of inflation on monetary assets and liabilities under MFRS. This is done by subtracting monetary liabilities from monetary assets and then adjusting net monetary position by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings.

Pursuant to MFRS, we recognize revenues from the sale of homes based on the percentage of completion method of accounting, which requires us to recognize revenues as we incur the cost of construction. In this annual report, we use “sell” and refer to homes “sold” in connection with homes where:

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

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not understand these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.10.84 to US$1.00, which was buying rate published by Banco de Mexico, expressed in pesos per U.S. dollar, on December 31, 2006. On June 30, 2007, such noon buying rate was Ps. 10.79 to US$1.00.

Unless otherwise indicated, references to UDIs are to UDIs at the Banco de Mexico UDI conversion rate of Ps.3.79 to UDI 1.00 on December 31, 2006. On June 30, 2007, Banco de Mexico’s UDI conversion rate was Ps. 3.82 to UDI 1.00. Industry And Market Data

Market data and other statistical information used throughout this annual report are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our estimates, which are derived from our review of internal surveys, as well as independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

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

PART I

ITEM 1.                    Identity of Directors, Senior Management and Advisors.

Not Applicable.

ITEM 2.                    Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.                    Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated. Certain information presented in these tables does not include our Beta subsidiary which we acquired on July 1, 2005. Information as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 are derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2006.

The information in the following tables should also be read together with “Item 5. Operating and Financial Review and Prospects”

Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (MFRS), which differs in certain significant respects from U.S. GAAP. Notes 26, 27 and 28 to our audited consolidated financial statements provide information relating to the nature and effect of such differences as they relate to us and provide a reconciliation to U.S. GAAP of consolidated net income and consolidated stockholders’ equity.

Pursuant to MFRS, our consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities. Under MFRS, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors. Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate. MFRS also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2006. The effects of inflation accounting under MFRS, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP.

On May 15, 2004, one of our affiliates, Econoblock, S.A. de C.V., merged with one of our subsidiaries, Desarrolladora de Casas del Noroeste, S.A. de C.V., or DECANO assuming all the rights and obligations of the merged company. Because the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, in a manner similar to a pooling of interests, based on the guidance provided by Statement of Financial Accounting Standards No. 141, “Business Combinations,” issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements of the merged company are included as if the merger had taken place as of the beginning of the earliest period presented. See Note 2 to our consolidated financial statements.

For fiscal year ended December 31, 2004, our gross profit margin under U.S. GAAP was significantly different from our gross profit margin under MFRS as a result of differences resulting from the application of the percentage of completion method of revenue recognition under MFRS, which requires that we recognize revenue as we incur the costs of construction, and the completed contract method of revenue recognition under U.S. GAAP, which requires that we recognize revenue upon collection of the sales price from the customer. Accordingly, for fiscal year ended December 31, 2004, the application of the proceeds from our initial public offering, completed in June 2004, to raw materials, labor and infrastructure costs incurred in connection with our housing development projects resulted in greater amount of revenue recognized and a higher gross profit margin in 2004 under MFRS compared to U.S. GAAP.

Except for ratios, percentages, per share, per ADS, and operating data, all amounts are presented in thousands of constant pesos.

For additional information regarding financial information presented in this annual report, see “Presentation of Financial and Other Information.”

Homex Selected Consolidated Financial Information.

	Year Ended December 31,
	2006 (Ps.)	2005 (Ps.)	2004 (Ps.)	2003 (Ps.)	2002 (Ps.)
Statement of operations data:
Mexican Financial Reporting Standards :
Revenues (1)	12,952,625	8,882,159	5,713,871	3,130,798	1,460,133
Costs	8,858,028	6,186,032	3,978,552	2,239,403	1,023,268
Gross profit	4,094,597	2,696,127	1,735,319	891,394	436,864
Selling and administrative expenses	1,309,907	880,082	466,055	286,816	180,192
Income from operations	2,784,690	1,816,045	1,269,264	604,579	256,671
Other income (expense)	46,003	24,393	46,276	83,715	(1,900)
Net comprehensive financing cost (2)	762,314	476,107	171,634	137,178	160,558
Income before income taxes and employee statutory profit sharing	2,068,379	1,364,331	1,143,906	551,116	94,213
Income tax expense	645,576	442,277	365,170	197,154	57,661
Employee statutory profit-sharing expense	35,397	9,979	9,163	297	1,682
Consolidated net income	1,387,406	912,075	769,573	353,666	34,872
Net income of majority stockholders	1,340,877	919,063	759,825	347,965	33,403
Net income (loss) of minority stockholders	46,529	(6,988)	9,748	5,701	1,468
Weighted average shares outstanding	335,869	324,953	281,997	241,521	191,896
Basic and diluted earnings per share	3.99	2.83	2.69	1.44	0.17
Basic and diluted earnings per ADS (3)	23.94	16.98	16.14	8.64	1.02
U.S. GAAP:
Revenues (1)	12,745,058	7,915,379	4,242,917	2,929,416	1,309,584
Costs	8,974,079	5,927,981	3,198,377	2,246,742	1,036,296
Gross profit	3,770,979	1,987,399	1,044,540	682,673	273,289
Operating income (4) (5)	2,428,075	1,100,934	561,509	395,512	92,695
Net income	1,573,432	811,295	453,996	264,885	69,169
Weighted average shares outstanding	335,869	324,953	281,997	241,521	191,896
Basic and diluted earnings per share	4.68	2.50	1.61	1.10	0.36
Basic and diluted earnings per ADS (3)	28.08	15.00	9.66	6.60	2.16

	As of and for Year Ended December 31,
	2006 (Ps.)	2005 (Ps.)	2004 (Ps.)	2003 (Ps.)	2002 (Ps.)

Balance sheet data:
Mexican Financial Reporting Standards:
Cash and cash equivalents	2,331,639	1,372,230	549,633	236,728	74,088
Trade accounts receivable	5,636,652	5,782,448	3,409,268	1,983,838	1,365,351
Total current assets	12,116,764	11,159,218	6,335,303	3,344,032	1,835,208
Land held for future development	4,992,897	1,857,397	541,965	257,996	94,435
Property and equipment	644,855	479,510	270,370	61,575	29,142
Total assets	18,909,255	14,840,819	7,284,815	3,712,091	1,969,853
Current portion of long-term debt	88,081	96,207	427,018	722,641	448,422
Total current liabilities	6,033,048	3,928,285	2,349,005	1,861,582	749,083
Long-term debt and swap payable	3,482,812	3,471,374	193,782	—	—
Land purchases — long-term	—	—	21,603	—	—
Total long-term liabilities	5,558,768	4,991,778	874,726	382,217	213,595
Total liabilities	11,591,816	8,920,063	3,223,731	2,243,799	962,678
Common stock	508,882	508,882	233,473	186,328	180,001
Total stockholders’ equity	7,317,439	5,920,756	4,061,084	1,468,294	1,007,174
U.S. GAAP:
Cash and cash equivalents	2,331,639	1,372,230	549,633	236,728	74,088
Restricted cash		324	22,020	—	—
Accounts receivable	949,357	1,185,394	773,416	625,288	201,074
Total current assets	12,015,586	10,362,359	5,964,185	3,060,168	1,649,331
Land held for future development	4,992,897	1,857,397	541,965	253,994	94,434
Property and equipment	644,855	479,510	270,370	61,575	29,142
Total assets	19,352,194	14,259,091	6,913,697	3,416,066	1,783,977
Total current liabilities	8,816,376	5,386,560	3,180,704	2,163,814	909,765
Total majority stockholders’ equity	6,826,385	5,309,680	3,474,230	1,202,761	868,628
Other financial data:
Mexican Financial Reporting Standards:
Depreciation	126,089	64,212	26,070	11,900	7,282
Gross margin (6)	31.6%	30.4%	30.4%	28.5%	29.9%
Operating margin (7)	21.5%	20.4%	22.2%	19.3%	17.6%
Net margin (8)	10.7%	10.3%	13.5%	11.3%	2.4%
Other financial data
EBITDA (9)	3,058,162	2,073,272	1,341,610	700,194	262,055
Net debt (10)	1,164,455	2,117,235	71,167	485,913	374,334
Ratio of total debt to total stockholders’ equity	47.77%	58.9%	15.3%	49.2%	44.5%
Ratio of total debt to total assets	18.48%	23.5%	8.5%	19.5%	22.8%
U.S. GAAP:
Gross margin (6)	29.6%	25.1%	24.6%	23.3%	20.9%
Operating margin (7)	19.1%	13.9%	13.2%	13.5%	7.1%
Net margin (8)	12.3%	10.2%	10.7%	9.0%	5.3%
Other financial data
EBITDA (9)	2,617,134	1,640,202	710,136	471,372	97,942

(1)               For U.S. GAAP purposes, sales are recognized when title passes to the home buyer, as opposed to the percentage-of-completion method of accounting used for MFRS purposes, under which we recognize income from homes we sell as we incur the cost of their construction.

(2)               Represents interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses.

(3)               Assumes all common shares are represented by ADSs. Each ADS represents six common shares. Any discrepancies between per share and per ADS amounts in the table are due to rounding.

(4)               Employee statutory profit-sharing expense is classified as an operating expense under U.S. GAAP.

(5)               Interest capitalized as part of the cost of inventories is included in operating expense under U.S. GAAP.

(6)               Represents gross profit divided by total revenues.

(7)               Represents operating income divided by total revenues.

(8)               Represents net income divided by total revenues.

(9)               EBITDA is not a financial measure computed under Mexican or U.S. GAAP. EBITDA derived from our MFRS financial information means MFRS net income excluding (i) depreciation and amortization (ii) net comprehensive financing costs (which is composed of net interest expense (income), foreign exchange gain or loss and monetary position gain or loss), and (iii) income tax expense and employee statutory profit-sharing expense.

                             EBITDA derived from our U.S. GAAP financial information means U.S. GAAP net income excluding (i) depreciation and amortization, (ii) interest expense and monetary position gain or loss, and (iii) income tax expense. EBITDA does not exclude interest income (Ps. 59,182 in 2006)

                             We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization which represent a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, and (iii) income tax expense and, for EBITDA derived from our MFRS financial information, employee statutory profit-sharing expense.

                             EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure. You should review EBITDA, along with net income (loss) and cash flow from operating activities, investing activities and financing activities, when trying to understand our operating performance. While EBITDA may provide a useful basis for comparison, our computation of EBITDA is not necessarily comparable to EBITDA as reported by other companies, as each is calculated in its own way and must be read in conjunction with the explanations that accompany it. While EBITDA is a relevant and widely used measure of operating performance, it does not represent cash generated from operating activities in accordance with Mexican or U.S. GAAP and should not be considered as an alternative to net income, determined in accordance with Mexican or U.S. GAAP, as an indication of our financial performance, or to cash flow from operating activities, determined in accordance with MFRS or U.S. GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs.

                             EBITDA has certain material limitations as follows:  (i) it does not include interest expense, which, because we have borrowed money to finance some of our operations, is a necessary and ongoing part of our costs and assisted us in generating revenue; (ii) it does not include taxes, which are a necessary and ongoing part of our operations; and (iii) it does not include depreciation, which, because we must utilize property and equipment in order to generate revenues in our operations, is a necessary and ongoing part of our costs. Therefore, any measure that excludes any or all of interest expense, taxes and depreciation and amortization has material limitations.

Reconciliation of Net Income (Loss) to EBITDA Computed from Our Mexican Financial Reporting Standards Financial Information.

	Year Ended December 31,
	2006	2005	2004	2003	2002
Net income	1,387,406	912,075	769,573	353,666	34,872
Depreciation	126,089	64,212	26,070	11,900	7,282
Net comprehensive financing cost	762,314	476,107	171,634	137,178	160,558
Amortization of backlog intangible	10,326	121,250	—	—	—
Amortization of Beta trademark	91,054	47,372	—	—	—
Other amortization	9,000	—	—	—	—
Income tax expense and employee statutory profit sharing expense	680,973	452,256	374,333	197,450	59,343
EBITDA	3,058,162	2,073,272	1,341,610	700,194	262,055

Reconciliation of Net Income to EBITDA Computed from Our U.S. GAAP Financial Information.

	Year Ended December 31
	2006	2005	2004	2003	2002
Net income	1,573,432	811,295	453,996	264,885	69,169
Depreciation	126,089	64,212	26,070	11,900	7,281
Interest (income) expense and inflation effect	45,905	47,854	9,159	25,113	(18,874)
Amortization of backlog intangible	56,281	285,705	—	—	—
Amortization of Beta trademark	91,054	47,372	—	—	—
Other amortization	9,000	—	—	—	—
Income tax expense	724,373	383,764	220,911	169,474	40,366
EBITDA	2,617,134	1,640,202	710,136	471,372	97,942

(10)   Net debt is not a financial measure computed under MFRS. We compute net debt as the sum of all debt less cash and cash equivalents, each of which is computed in accordance with MFRS. Management uses net debt as a measure of our total amount of leverage, as it gives effect to cash accumulated on our balance sheets. Management believes net debt provides useful information to investors because it reflects our actual debt as well as our available cash and cash equivalents that could be used to reduce this debt. Net debt has certain material limitations in that it assumes the use of our cash and cash equivalents to repay debt that is actually still outstanding and not to fund operating activities or for investment.

Reconciliation of Total Debt to Net Debt Derived from Our Mexican Financial Reporting Standards Financial Information.

	As of December 31,
	2006	2005	2004	2003	2002
Current portion of long-term debt	13,282	18,091	427,018	722,641	448,422
Long-term debt	3,482,812	3,471,374	193,782	—	—
Total debt	3,496,094	3,489,465	620,800	722,641	448,422
Cash and cash equivalents	2,331,639	1,372,230	549,633	236,728	74,088
Net debt	1,164,455	2,117,235	71,167	485,913	374,334

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

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on buying rates published by the Banco de Mexico. All amounts are stated in pesos, and we have not restated the rates in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Year Ended December 31,	Noon Buying Rate (Ps. Per US$)
	Low (1)	High (1)	Average (2)	Period End
2002	8.99	10.45	9.67	10.45
2003	10.09	11.42	10.79	11.23
2004	10.79	11.66	11.29	11.15
2005	10.43	11.37	10.89	10.64
2006	10.43	11.49	10.90	10.84

Month Ended
December 31, 2006	10.43	11.49	10.90	10.84
January 31, 2007	10.77	11.08	10.95	11.05
February 31, 2007	10.91	11.17	11.00	11.17
March 31, 2007	11.00	11.22	11.11	11.01
April 30, 2007	10.93	11.03	10.98	10.93
May 31, 2007	10.74	10.93	10.82	10.74
June 30, 2007	10.71	10.97	10.84	10.79

(1)               Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)               Average of month-end rates.

On June 30, 2007, Banco de Mexico’s UDI conversion rate was Ps. 3.82 to UDI 1.00. Industry And Market Data

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

These government-sponsored entities have significant discretion in terms of the allocation and timing of disbursement of mortgage funds. We depend on the availability of mortgage financing provided by these government-sponsored entities for substantially all of our sales of affordable entry-level housing, which sales represented 78.4% of our revenues and 72.4% of our operating income for 2006, and 78.1% of our revenues and 79.8% of our operating income for 2005.

Accordingly, our financial results are affected by policies and administrative procedures of INFONAVIT, FOVISSSTE, and SHF, as well as by the Mexican government’s housing policy. The availability of mortgage financing granted by INFONAVIT AND FOVISSSTE has increased significantly during the past five years as compared to historical levels while financing from the SHF has decreased due to a change in policy at SHF in 2005. From 2002 through 2006, the amount of mortgage financing granted in terms of number of homes by these government-sponsored entities increased by 87.3% according to Softec, S.C. (“Softec”). However, future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of INFONAVIT, the geographic allocation of mortgage financing, that could result in a decrease in our sales and revenues.

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

A Slowdown in the Mexican Economy Could Limit the Availability of Private-Sector Financing in Mexico, on which We Depend for Our Sales of Middle-Income Housing, which Could Result in a Decrease in Our Sales and Revenues

One of our principal strategies is to expand our operations in the middle-income and residential housing sector while maintaining our margins and without adverse affecting our financial condition. Our expansion into this market depends on private sector lenders, such as commercial banks and Limited Purpose Financial Companies and Multiple Purpose Financial Companies (Sociedades Financieras de Objeto Limitado o de Objetivo Múltiple, or “sofoles” or “Sofomes”), which provide a substantial majority of mortgage financing for the middle-income sector. The availability of private sector mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations. From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico. However, during the same period a number of sofoles were formed, serving the mostly middle-income market. Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand. However, it is possible that the amount of mortgage financing provided by private sector entities for the middle-income housing market will not increase or be maintained at current levels.

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

Because We Recognize Income From Sales of Homes Under the Percentage-of-Completion Method of Accounting Before Receiving Cash Revenue, Failed Closings Could Result in a Shortfall of Actual Cash Received and Require an Adjustment to Revenue Previously Recorded

In accordance with MFRS, and consistent with industry practice in Mexico, we recognize income from the sale of homes based on the percentage-of-completion method of accounting, which in Mexico requires us to recognize income as we incur the cost of construction. See Note 3 to our consolidated financial statements for a discussion of the percentage-of-completion method. However, we do not receive the proceeds from these sales until the homes are delivered. As a result, there is a risk that revenue in respect of the income recognized for accounting purposes will not be received due to the failure of a sale to close. Historically, an immaterial amount of our home sales have failed to close.

Loss of Services of Our Key Management Personnel Could Result in Disruptions to Our Business Operations

Our management and operations are dependent in large part upon the contributions of a small number of key senior management personnel, including Eustaquio Tomás de Nicolás Gutiérrez our chairman, and Gerardo de Nicolás Gutiérrez our chief executive officer. We do not have employment or non-compete agreements with or maintain key-man life insurance in respect of either of these individuals. Because of their knowledge of the industry and our operations and their experience with Homex, we believe that our future results will depend upon their efforts, and the loss of the services of any of these individuals for any reason could result in disruptions to our business operations.

Competition from Other Home Builders Could Result in a Decrease in Our Sales and Revenues

The home building industry in Mexico is highly competitive. Our principal competitors include public companies like Corporacion GEO, S.A. de C.V., Consorcio ARA, S.A. de C.V., URBI Desarrollos Urbanos, S.A. de C.V. and SARE, S.A. de C.V. and non-public homebuilders like Grupo SADASI, and RUBA Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land. Competition is likely to continue or intensify. Competitive conditions may prevent us from achieving our goal of increasing our volumes of sales, or increased competition may result in a decrease in our sales and revenues.

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

Mexico experienced a period of slow growth from 2001 through 2003 primarily as a result of the downturn in the U.S. economy. In 2004, GDP grew by 4.2% and inflation increased to 5.2%. During 2005, GDP grew by 3% and inflation decreased to 3.3%. Finally in 2006, GDP grew by 4.5% and inflation increased to 4.1%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federacion) averaged approximately 6.8%, 9.2% and 7.0% for 2004, 2005 and 2006 respectively. Accordingly, to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

The Mexican national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional) with the election of President Vicente Fox Quesada, a member of the National Action Party (Partido Accion Nacional), resulted in the increased representation of opposition parties in the Mexican national congress and in municipal and gubernatorial positions. As a result of these elections and legislative elections held on July 6, 2003, no political party had a majority in the Mexican national congress. This shift in political power transformed Mexico from a one-party state to a multi-party democracy.

Presidential and Federal Congressional elections were held in Mexico on July 2, 2006.  On July 6, 2006, the Federal Electoral Institute declared that Felipe Calderón Hinojosa, the presidential candidate of Partido de Acción Nacional ("PAN"), obtained 35.89% of the popular vote, while Andrés Manual López Obrador, presidential candidate of the Alianza por el Bien de Todos ("ABT"), received 35.31% of the popular vote. As a result of the elections, the Mexican Congress is currently divided politically, with PAN representing the largest group but failing to obtain majority control. On December 1, 2006, Mr. Calderón was officially sworn in as President before the Mexican Congress.

Mr. Calderón's presidency may also bring significant changes in laws, public polices and/or regulations that could affect Mexico's political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results of operations.

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

Future Sales of Our Shares by Our Principal Shareholders May Result in a Decrease of the Share Price of Our Securities

Our principal shareholders, including the de Nicolás family and Equity International Properties, hold 46% of our outstanding share capital. Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange. None of our principal shareholders is subject to any contractual restrictions that limit their right to dispose of their common shares.

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

Minority Shareholders Have Different Rights Against Us, Our Directors, or Our Controlling Shareholders in Mexico

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, under Mexican Law, there are unclearly defined grounds on which a minority shareholder may bring an action against directors for breach of their fiduciary duty as permitted in most jurisdictions in the United States. The grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of suits in Mexico. Procedures for class action lawsuits do not exist under Mexican law. Therefore, it may be more difficult- for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons

We are organized under the laws of Mexico. A majority of our directors, executives officers and controlling persons reside outside the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside the U.S., and certain of the experts named in this annual report also reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel. Cortes, Muñiz y Núñez Sarrapy, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities law and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See “Limitation of Liability.”

ITEM 4.    Information on the Company.

BUSINESS OVERVIEW

HISTORY AND DEVELOPMENT

Desarrolladora Homex, S.A.B. de C.V. is a corporation (sociedad anónima bursatil de capital variable) registered in Culiacán, Sinaloa, Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on March 30, 1998 with an indefinite corporate existence. Our full legal name is Desarrolladora Homex, S.A.B. de C.V. Our principal executive offices are located at Boulevard Alfonso Zaragoza M. 2204 Norte, Fraccionamiento Bonanza, 80020, Culiacán Sinaloa, México. Our telephone number is +52 (667) 759-5800. Our legal domicile is Boulevard Alfonso Zaragoza Maytorena 2204 Norte, 80020, Culiacán, Sinaloa, México.

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

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments. In 2006 we spent Ps.291.4 million on capital expenditures, primarily to purchase construction equipment and to support growth and to partially fund the corporate headquarters. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Our Company

We are a vertically-integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and upper-income housing in Mexico. During 2006 we sold 44,132 homes, an increase of 39.7% over 2005 in which we sold 31,594 homes, an increase of 50.1% over the 21,053 homes sold in 2004. As of December 31, 2006 we had 67 developments under construction in 28 cities located in 18 Mexican states. We had total land reserves under title of approximately 53.0 million square meters as of December 31, 2006 on which we estimate we could build approximately 238,455 affordable entry level homes and approximately 26,621 medium income homes.

•              We believe that we have grown faster than the three other largest publicly traded Mexican home development companies over the past three-year period ended December 31, 2006, based on:

•                  number of homes sold, reflected by our compounded annual growth rate of 44.8% versus a 14.4% average compounded annual growth rate for these other three companies;

•                  revenues, reflected by our compounded annual growth rate of 50.6% versus a 19.3% average compounded annual growth rate for these other three companies; and

•                  net income, reflected by our average compounded annual growth rate of 34.3% versus a 16.9% average compounded annual growth rate for these other three companies.

In addition, we believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations as of December 31, 2006 in 28 cities located in 18 Mexican states. Furthermore, our sales are not concentrated in a limited number of areas, compared to our competitors. In 2006, 30% of our revenues originated in the Mexico City

Metropolitan Area, the largest city in Mexico, and 18% in Guadalajara, the second largest city. The remaining revenues were originated in 26 cities.

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

Our Products

Mexico’s developer-built housing industry is divided into three tiers according to cost:  affordable entry-level, middle-income, and residential. We consider affordable entry-level homes to range in price between Ps.150,000 and Ps.400,000 (US$13,840 and US$36,905), middle-income homes to range in price between Ps.400,000 and Ps.1,850,000 (US$36,905 and US$170,688) and residential homes to have a price above Ps.1,850,000 (US$170,688). We currently focus on providing affordable entry-level and middle-income housing for our clients.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2006, our affordable entry-level homes had an average sales price of approximately Ps.254,000 US$24,475. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom. We are able to deliver a completed affordable entry-level home in approximately seven to ten weeks from the time a buyer obtains a mortgage approval. Currently, our largest affordable entry-level housing developments are located in the cities of Guadalajara, Monterrey, Nuevo Laredo, Tijuana, and the State of Mexico.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2006, our middle-income homes had an average sales price of approximately Ps.666,000 US$61,448. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. We are able to deliver a completed middle-income home in approximately twelve to fourteen weeks from the time a buyer obtains a mortgage approval. In response to the increase in demand for middle-income housing in Mexico and the higher margins generally obtainable from middle-income housing developments, we launched nine middle-income developments in 2006 in the cities of Los Cabos, Cd. Juárez, Culiacán, Hermosillo, Morelia, Pachuca, Tuxtla, Vallarta and Veracruz. In 2006, 21.5% of our revenue was attributable to sales of middle-income housing compared to 21.9% in 2005.

Land Reserve

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing. Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development. We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, include sewage, roads and electricity in balance with a purchase price that will maximize margins within the limits of available mortgage financing. We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine that it is suitable for construction. We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow. As a result, our total land reserves fluctuate between our targeted 36 to 42 months of future home deliveries depending upon the time of year.

As of December 31, 2006, we had total land reserves under title of approximately 53.0 million square meters on which we estimate we could build approximately 238,455 affordable entry-level homes and 26,621 middle-income homes.

Our Relationship with Equity International Properties, Ltd.

Beginning in 1999, private investors, including in 2002, Equity International Properties, Ltd., or EIP, a privately held investment company specializing in real estate investments outside the United States, made a number of equity investments in Homex in an aggregate amount of US$32.0 million. EIP is affiliated with Equity Group Investments, L.L.C., or EGI, a privately-held investment company founded by Samuel Zell, chairman of EIP. EIP participates on our board of directors.

Business Strengths

Standardized Business Processes

Over several years, we have developed and refined scalable and standardized business processes that allow us to enter new markets rapidly and efficiently. We have designed proprietary information technology systems that are intended to integrate and monitor our operations, including land acquisition, construction, payroll, purchasing, sales, quality control, financing, delivery, and maintenance. Our systems connect every one of our branch locations and help us monitor and control the home building process, to administer our client relations, and to oversee the financing process for our clients. This standardized model drives our growth, geographic diversification, and profitability, and is an integral component of our culture.

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

Geographic Diversification

We believe that we are one of the most geographically diversified home development companies in Mexico. As of December 31, 2006, our operations included 67 developments in 28 cities located in 18 Mexican states, which states represent 73% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informatica). Many of our developments are located in markets where no major competitors currently operate. For instance, our sales are not concentrated in limited areas, compared to our competitors. In 2006, 30% of our revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 18% in Guadalajara, the second largest city. The remaining revenues were originated in 26 cities. We believe that this geographic diversification reduces our risk profile as compared to our less-diversified competitors.

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our chairman, co-founded Homex’s predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993. Our senior management team is comprised of executives with an average of 15 years’ experience in their respective areas of responsibility. Senior management owns an aggregate of 19.9% of our common shares. Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers. Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

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

Focus on Growth Consolidation and High-Return Opportunities

Our strategy is to consolidate our growth and to identify and target high return opportunities such as middle-income home sales. For the year ended December 31, 2006, 21.5% of our revenue came from middle-income home sales as compared to 21.9% in the same period in the prior year. We have developed an operating model that we believe allows us to enter underserved markets quickly and efficiently in order to take advantage of attractive opportunities offered by increased availability of public and private sector mortgage financing. In response to these opportunities, during the year ended December 31, 2006 we launched eleven new affordable entry-level developments in nine cities. Increased availability of private sector financing has also allowed us to expand our presence in the middle-income sector, which provides higher margins than affordable entry-level homes. We launched nine new middle-income developments in nine cities in 2006  We expect to continue to expand our operations in the higher margin middle-income sector.

Maintain Appropriate and Balanced Land Reserves

Our ability to identify, acquire, and improve land is critical to our success. Because the success of our operations depends, among other things, on managing our reserves efficiently, we continually review our portfolio and seek new development opportunities. We balance our need for additional land for growth with our desire to minimize leverage and avoid excessive land inventory. Our current goal is to maintain sufficient land reserves for a minimum of 36 to 42 months of future home deliveries. This time period allows us to undertake the lengthy processes necessary to prepare land for development, including identifying suitable parcels, locating adequate water supplies, obtaining required governmental permits and authorizations, and incorporating parcels into existing urban zones. We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale. As of December 31, 2006, we had total land reserves of approximately 53.0 million square meters, which had an estimated aggregate capacity of approximately 238,455 affordable entry-level homes and approximately 26,621 middle-income homes.

Continue to Build and Contribute to Successful Communities

We seek to foster brand loyalty by enhancing the quality and value of our communities through building and donating schools, day-care facilities, parks and churches, and by providing other social services to residents of the housing we develop. We are committed to fulfilling our clients’ needs by responding to and meeting their demands. Through market studies, for example, we determine that home buyers prefer larger home sizes over higher priced finishing details. We allow our clients to improve these details at their own expense in order to offer more square footage per house than similarly priced homes offered by our competitors. We have also entered into agreements with furniture and appliance producers in order to offer our costumers the opportunity to furnish their homes by making purchases with credit lines that feature very attractive terms and which are mainly funded by the government and some private institutions. At the same time, we seek to become the best employer to our employees through training and educational opportunities. We seek to hire and keep talented employees and invest in training our workforce at all levels by offering programs such as middle-school equivalency courses for our construction laborers. We are committed to becoming the best customer to our suppliers by offering various payment alternatives and opportunities for cooperative growth, and through our factoring structure and other initiatives, including electronic ordering and payment systems. We believe that these factors make us a preferred home builder, employer, and customer and ultimately enhance our overall business.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tapachula in the south, which represent 18 states and 28 cities as of December 31, 2006. In 2006, 30% of our revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 18% in Guadalajara, the second largest city. The remaining revenues were originated in 26 cities. We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.

Total Homes Sold

The following table sets forth information on our historical sales by state. During 2003, 96.5% of the homes we sold were affordable entry-level homes and 3.5% of the homes we sold were middle-income homes. During 2004, 91% of the homes we sold were affordable entry-level homes and 9% of the homes we sold were middle-income homes. During 2005,

89.3% of the homes we sold were affordable entry-level homes and 10.7% of the homes we sold were middle-income homes and finally during 2006, 90.5% of the homes we sold were affordable entry-level and 9.5% of the homes we sold were middle-income homes.

	Year Ended December 31,
	2006		2005		2004		2003
State	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income
Baja California	2,170	423	1,682	350	220	389	—	—
Baja California Sur	1,188	178	894	33	1,180	—	584	84
Chiapas	1,369	192	1,126	—	1,317	18	391	6
Chihuahua	481	96	562	37	1,171	—	980	—
Guanajuato	209	134	376	637	783	—	356	—
Estado de Mexico	15,666	554	6,403	715	30	262	—	115
Guerrero	1,321	5	759	—	867	—	—	—
Hidalgo	—	161	156	93	—	31	—	—
Jalisco	9,623	1,147	5,184	926	5,631	501	6,341	121
Michoacan	646	323	821	105	686	—	388	—
Nayarit	—	—	—	—	—	—	444	—
Nuevo Leon	2,834	—	3,394	—	1,691	—	—	—
Oaxaca	467	—	273	—	246	—	—	—
Sinaloa	—	82	2,146	238	2,092	464	1,412	108
Sonora	1,356	331	968	13	751	247	603	29
Tamaulipas	375	153	2,188	244	2,471	—	1,434	—
Veracruz	427	306	1,271	—	5	—	—	—
Yucatan	1,808	107	—	—	—	—	—	—
Total	39,940	4,192	28,203	3,391	19,141	1,912	12,933	463

THE MEXICAN HOUSING MARKET

We have obtained the following information from public sources, including publications and materials from the Mexican Ministry of Social Development, or SEDESOL (Secretaria de Desarrollo Social), the Mexican Population Council, or CONAPO (Consejo Nacional de Poblacion), INEGI, INFONAVIT, SHF, the Mexican Home Building and Development Industry Chamber of Commerce, or CANADEVI (Camara Nacional de la Industria de Desarrollo y Promocion de la Vivienda), CONAVI.and SOFTEC, S.C. We have not independently verified any of the information provided in this section.

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

According to INEGI, Mexico had a population of approximately 103.2 million in 2005, or approximately 25.2 million households. CONAPO estimates that there will be approximately 26.6 million households by the end of 2007 and approximately 28.6 million for 2010.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s. The children born during this boom are contributing to the current increased demand for housing. The target consumer group for our homes is typically between 25 and 50 years old. In 2005, the 25-50 year-old age group represented approximately 38 million people or 35% of Mexico’s total population. CONAPO estimates that by 2020, this age group will represent 46 million or 38% of Mexico’s total population. The growth of this group is expected to contribute to increased housing demand in Mexico.

Housing Supply

In 2001, CONAVI housing statistics indicated there was a shortage of 4.3 million homes in Mexico. This figure included the need for:

•                  1.8 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•                  2.5 million substandard homes in need of extensive repair and possible replacement. In addition, there are expected to be approximately 28.6  million households in Mexico by the end of 2010 and 31.9 million households by 2015.

CONAVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 766,000 units per year into the near future. To address the immediate shortage of 5.9 million homes as well as the anticipated new demand, the Mexican government has committed to financing and/or building at least 750,000 units a year in 2007.

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

We categorize Mexico’s developer-built housing market in the table below:

Housing Market Sectors

Sector	Cost	Size	Characteristics
Affordable entry- level	between Ps.150,000 and Ps.400,000 (US$13,840-US$36,905)	45m2-76m 2 (484 ft 2-818 ft 2)	Kitchen; living-dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	between Ps.400,000 and Ps.1,850,000 (US$36,905-US$170,688)	76m 2-172m 2 (818 ft 2-1,851ft 2)	Kitchen, family room; living-dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	more than Ps.1,850,000 (US$170,688)	more than 172m 2 (1,851 ft 2)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

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

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing grew as a result of Mexican government policies implemented following the crisis. President’s Fox administration’s goal was to provide 750,000 new mortgages per year by 2006. The administration set forth four objectives to achieve this growth:

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

As of December 31, 2006,  680,268 mortgages were granted.

Current president Felipe Calderon has expressed that he will continue to support and promote the housing industry under three main lines: urban development, very affordable housing and home improvement. This administration goal is to provide 1,000,000 mortages per year by year 2010.

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

According to CONAVI, these mortgage providers originated 680,268 home mortgages in 2006.

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

INFONAVIT has made a commitment to provide 500,000 new mortgages in 2007 and 600,000 new mortgages in 2008. In addition, this agency has agreed to guarantee mortgage loans granted to employees by commercial banks and sofoles in the case of job loss. INFONAVIT expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private sector, and implementing a voluntary savings program. INFONAVIT has also recently begun securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

INFONAVIT provided approximately 62.0% of all mortgage financing in Mexico during the year ended December 31, 2006.

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

FOVISSSTE has publicly announced that it is seeking to increase the total number of mortgage loans it grants to 111,000 in 2007 and 120,000 in 2008.

FOVISSSTE provided approximately 6.4% of all mortgage financing in Mexico during the year ended December 31, 2006.

SHF

SHF was created in 2002 as a public sector development bank. SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and sofoles. In turn,, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks and sofoles (which in turn make direct bridge loans to developers). As of September 1, 2004, however, SHF provided funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately US$52,500 as of December 31, 2006). In lieu of funding bridge loans for homes with a higher purchase price (up to UDI 500,000 (approximately US$175,000 as of December 31, 2006), SHF will provide guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes. Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (approximately US$175,000 as of December 31, 2006). Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately US$52,500 as of December 31, 2006) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual mortgage loans.

In terms of total homes financed, SHF (through commercial banks and sofoles) provided approximately 9.5% of all mortgage financing in Mexico during the year ended December 31, 2006.

Commercial Bank,  Sofoles and Sofomes

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

Although commercial banks, sofoles and sofomes provide mortgage financing directly to home buyers, the financing is commonly coordinated through the home builder. In order to obtain funding for construction, a home builder must submit proposals, including evidence of title to the land to be developed, architectural plans, necessary licenses and permits, and market studies demonstrating demand for the proposed housing. On approval, lenders provide construction financing and disburse funds as each stage of the housing development advances.

Commercial bank, sofol and sofom mortgage loans are typically available for housing ranging from the upper tier of the affordable sector through the residential sector. Nevertheless, during 2006 home -buyers qualifying for these private sector mortgages were generally assumed to be those purchasing homes with a value in excess of US$25,000. Private sector lenders require down payments of approximately 20% of a home’s total value and make loans at fixed or variable annual interest rates based on consumer indices and inflation.

Commercial bank, sofol and sofom mortgage loans generally mature in ten to thirty years, and payments are sometimes adjusted for increases in the monthly minimum wage and rates of inflation.

We estimate that commercial banks, sofoles and sofomes (not including SHF financing) provided approximately 16.2% of all mortgage financing in Mexico during the year ended December 31, 2006.

Other Public Housing Agencies

Other public housing agencies such as Fonhapo and the Mexican Housing and Social and Urban Development Trust Fund, or Fividesu (Fideicomiso para Promover y Realizar Programas de Vivienda y Desarrollo Social y Urbano), operate at the federal and local levels and target mainly non-salaried workers earning less than 25 times the minimum annual wage, often through direct subsidies. These agencies lend directly to organizations such as state and municipal housing authorities, housing cooperatives, and credit unions representing low-income beneficiaries, as well as to individual borrowers. Financing is made available to both the self-built and developer-built markets. The total amount of available funds depends on the Mexican government budget.

Other public housing agencies provided approximately 5.9% of all mortgage financing in Mexico during the year ended December 31, 2006.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including publicly traded companies like Corporacion GEO, S.A. de C.V., Consorcio ARA, S.A. de C.V. Sare Holding, Consorcio Hogar and URBI Desarrollos Urbanos, S.A. de C.V. as well as privately-held companies such as Grupo SADASI, Pulte Mexico (now Altta Homes) and Metta which do not publicly disclose their financial information.

All things considered , we estimate that approximately 1,200 different companies operate approximately 3,000 new home developments in Mexico at any one time. The following table sets forth approximate operating information on the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2006 Home Sales	2006 Sales	Location in Mexico	Sector
		(millions of Ps.)
GEO	41,872	12,541	National	AEL, M, R
URBI	29,280	10,056	North and border	AEL, M, R
ARA	22,668	8,466	National	AEL, M, R
SARE	11,109	4,104	Mexico City region	AEL, M, R

Source: Companies’ fourth quarter financial releases.

(AEL)     AEL refers to affordable entry-level housing.

(M)         M refers to middle-income housing.

(R)           R refers to residential housing.

We believe that we are well positioned to capture future growth opportunities in the affordable entry-level and middle-income housing sectors because of our principal business strengths and strategies, as described above.

Seasonality

The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE. The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year. Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter. We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified home buyer in a particular development. Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters. We budget the majority of our and purchases for the second half of the year to coincide with peak cash flows. As a result, our total land reserves fluctuate between our targeted 36 to 42 months of future home deliveries depending upon the time of year. We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter^ in the future. Mortgage commitments from commercial banks and sofoles for middle-income housing are generally not subject to significant seasonality. We expect that as the percentage of our sales from middle-income housing increases, the overall seasonality of our results of operations should diminish.

We acquire land and plan the development of the homes we build through Proyectos Inmobiliarios de Culiacan, S.A. de C.V. or PICSA. Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Norte, S. de R.L. de C.V. and Casas Beta del Noroeste, S. de R.L. de C.V. Desarrolladora de Casas del Noroeste S.A. de C.V. or DECANO builds the developments that PICSA and Beta plans and promotes. We also receive executive and administrative services from Administradora PICSA, S.A. de C.V. and Altos Mandos de Negocios, S.A. de C.V. Homex Atizapan, S.A. de C.V., and Hogares del Noroeste, S.A. de C.V., which we operate and control as a joint venture with strategic partners in the region, owns one of our middle-income developments in the Mexico City area. AeroHomex, S.A. de C.V. provides transportation services to us. Through AAA Homex Trust, a Mexican trust, we establish factoring facilities for the settlement of trade payables to many of our suppliers. See “—Materials and Suppliers.”

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

Sales

In general, we make sales either at sales offices or model homes. Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand. As of December 31, 2006, we operated 67 sales offices, one in each of the developments we have established. Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers. We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products. We provide the same information through trained corporate sales representatives at model homes. During 2005 we changed our method of compensating our sales agents to an exclusively performance-based commission method, typically 1.7% of the total home price.

We provide our customers with assistance through our sales departments from the moment they contact us, during the process of obtaining financing, and through the steps of establishing title on their new home. We have specialized sales areas in each of our offices that advise customers on financing options, collecting necessary documentation, and applying for a loan. We also help to design down payment plans tailored to each customer’s economic situation, although we do not provide any financing to our clients either at any point in the sale process. Once houses are sold and delivered, our specialized teams are available to respond to technical questions or problems during the two year warranty period following the delivery.

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

For sales of middle-income housing, the process of obtaining customer financing occurs as above, except that we collect a down payment of between 10% to 25% of a home’s total sales price immediately following the execution of the purchase agreement, and the buyer signs the deed of transfer of title and the mortgage agreement when the home is approximately 95% complete.

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

Design

We internally develop most of the construction designs that we use. Our architects and engineers are trained to design structures to maximize efficiency and minimize production costs. Our standardized modular designs, which focus on quality and size of construction, allow us to build our homes quickly and efficiently. By allowing our clients to upgrade finishing details on a custom basis after homes are delivered, we experience savings that allow us to build larger homes than our competitors.

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

Our main suppliers include Cemex, S.A de C.V., Aceros Turia, S.A. de C.V., Aceros de Toluca, S.A. de C.V., Electroferretera Orvi, S.A. de C.V., Distribuidora Jama, S.A. de C.V, KS Tuberia, S.A. de C.V., Prefabricados y Sistemas, S.A. de C.V, Industrial Bloquera Mexicana, S.A. de C.V., Sanitarios Azulejos y Recubrimientos, S.A. de C.V., Mexicana de Laminacion, S.A. de C.V., Coacero, S.A. de C.V., Aceros el Arbol, S.A. de C.V., Grupo Forestal el Nayar, S.A. de C.V., Materiales para Construccion los Grandes, S.A. de C.V., Distribuidora de Acero Comercial, S.A. de C.V., Armasel, S.A. de C.V., Distribuidora Tamex S.A. de C.V., Masonite de Mexico S.A. de C.V., Termoplasticos del Centro, S.A. de C.V. and Logistica Distribucion y Servicios, S.A. de C.V.

Substantially all of the materials that we use are manufactured in Mexico and are delivered to our sites from suppliers’ local facilities on a time-efficient basis devised to keep low levels of inventory on hand. Our principal materials and supplies are readily available from multiple sources and we have not experienced any shortages or supply interruptions.

Labor

As of December 31, 2006, we had a total of approximately 11,948 employees . All of these employees were employed in Mexico. Total employees for 2005, 2004 and 2003 were 7,337, 8,559 and 7,911, respectively. Approximately 3,631 of our employees as of December 31, 2006 were administrative and managerial personnel.

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

We have implemented programs throughout Homex to assist our employees in obtaining elementary and middle-school equivalency degrees. We believe that these programs enhance our ability to attract and retain high quality employees. In 2004 and 2005 we were named as one of the top 50 “Great Places to Work” in Mexico by the Great Place to Work Institute, which is based in the United States. We were most recently honored with the 2007 “Great Place to Work” recognition.

As of December 31, 2006, approximately 99% of our construction employees were members of a national labor union of construction workers. The economic terms of our collective bargaining agreements are negotiated on an annual basis. All other terms and conditions of these agreements are negotiated every other year. We believe that we have an excellent working relationship with our workforce. We have not experienced a labor strike or any significant labor-related delay to date.

Customer Services and Warranties

We provide a two year warranty to all of our customers, which could apply to damages derived either from our operations or from defects in materials supplied by third parties (electrical installations, plumbing gas, waterproofing, etc.) or other circumstances outside our control.  We have not historically incurred significant expenses under the warranty, although no assurance can be given that substantial claims might not be made in future periods.  We do not currently have any material litigation or claims pending regarding such warranty with respect to home construction.  We do not make provisions for the warranty but we obtain a security bond from our contractors to cover the claims from their customers and we withhold a guarantee deposit, which is reimbursed to our contractors once the warranty periods expire.  In addition, we also obtain insurance for any defects, hidden or visible, that the construction may have, which also covers the warranty period

Community Services

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

Regulation

General

Our operations are subject to Mexican federal, state, and local regulation as any other corporation doing business in Mexico. Some of the most relevant statutes, regulations, and agencies that govern our operations as a Home Development Company include the following:

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

We are committed to conducting our business operations in a manner that minimizes environmental impact. Our business processes include procedures that are intended to ensure compliance with the Mexican General Environmental

Protection Act, the Mexican General Waste Prevention and Management Act, and the related regulations. In accordance with these laws, we build our homes with metal instead of wooden beams and treat waste water. We plant trees on the land of homes we sell and provide plantings on land that we donate to our communities. Our internal teams conduct environmental studies for each project and produce environmental reports that are intended to identify environmental issues and assist in project planning in order to minimize adverse environmental effects, such as limiting the felling of trees during the process of urbanizing rural land for use in our developments. Our costs include the cost of complying with applicable environmental regulations. To date, the cost of complying and monitoring compliance with environmental regulations applicable to us has been immaterial.

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries as of December 31, 2006.

Name of Company	Jurisdiction of Incorporation	Percentage Owned		Products/Services
Proyectos Inmobiliarios de Culiacan, S.A. de C.V.	Mexico	100.00%		Development of housing complexes
Desarrolladora de Casas del Noroeste, S.A. de C.V.	Mexico	100.00	%(1)	Construction of housing complexes
Administradora Picsa, S.A. de C.V.	Mexico	100.00%		Rendering of administrative services to and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	Mexico	100.00%		Rendering of administrative services to affiliated companies
Homex Atizapan, S.A. de C.V	Mexico	67.00	%(2)	Development of housing complexes
Hogares del Noroeste. S.A. de C.V.	Mexico	50.00	%(3)	Development of housing complexes
AeroHomex, S.A. de C.V.	Mexico	100.00%		Rendering of transportation services to Homex
Casas Beta del Centro, S. de R.L. de C.V.	Mexico	100.00%		Development of housing complexes
Casas Beta del Noroeste, S. de R.L. de C.V.	Mexico	100.00%		Development of housing complexes
Casas Beta del Norte, S. de R.L. de C.V.	Mexico	100.00%		Development of housing complexes

(1)   On September 1, 2004, the Company acquired an additional 4.14% ownership interest in Desarrolladora de Casas del Noroeste, S.A. de C.V. (“DECANO”), from the former owners of Econoblock, which merged into DECANO in 2004 and resulted in DECANO becoming a wholly-owned subsidiary of the Company.

(2)   The balance of the shares of Homex Atizapan is held by the individual who owns the land being developed by this subsidiary.

(3)   The balance of the shares of Hogares del Noroeste, S.A. de C.V. is held by a Mexican corporation that owns the land being developed by this subsidiary.

ITEM 4A. Unresolved Staff Comments.

Not Applicable

ITEM 5.   Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2006. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS) which differs in certain respects from U.S. GAAP as described in Notes 26, 27 and 28 to our audited consolidated financial statements.

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

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with MFRS, which requires that we make certain estimates and use certain assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Although these estimates are based on our best knowledge of current events, actual results may differ. Our critical accounting estimates are listed below

Goodwill and Intangible Assets

We are required to apply the purchase method of accounting for all business combinations which requires the recognition of certain acquired intangible assets separate from goodwill. Goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. In our allocation of the purchase price of the acquisition of Controladora Casas Beta, S.A. de C.V., we identified and allocated a value to intangible assets totaling Ps.470.4 million (Ps. 455.3 million at historic cost) related to the Beta trademark and Ps.135.3 million (Ps. 126.8 million at historic cost) related to the value of the backlog which represents the houses under construction as of the date of the Beta acquisition. As of December 31, 2006, the net book value of the Beta trademark was Ps.318.6 million. The backlog has been completely amortized as of December 31, 2006. The valuation of these intangible assets required us to use our judgment. We also recorded goodwill related to the acquisition of Controladora Casas Beta, S.A. de C.V. of Ps.705.3 million. The annual impairment testing requirements require us to use our judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods.

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

We apply the percentage-of-completion method to recognize revenues from our housing development subject to the following conditions.

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

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against deferred tax assets resulting in additional income tax expense. Please see Notes 3 and 22 to our consolidated financial statements.

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, restated in constant pesos as of December 31, 2006 and also expressed as a percentage of our total revenues.

	2006	2005	2004
	(thousands of constant pesos)
MFRS:
Revenues	12,952,625	8,882,159	5,713,871
Costs	8,858,028	6,186,032	3,978,552
Gross profit	4,094,597	2,696,127	1,735,319
Selling and administrative expenses	1,309,907	880,082	466,055
Income from operations	2,784,690	1,816,045	1,269,264
Other income	46,003	24,393	46,276
Net comprehensive financing cost(1)	762,314	476,107	171,634
Income tax expense	645,576	442,277	365,170
Employee statutory profit-sharing expense	35,397	9,979	9,163
Net income	1,387,406	912,075	769,573
MFRS:	(as a percentage of sales)
Revenues	100%	100%	100%
Costs	68.4%	69.6%	69.6%
Gross profit	31.6%	30.4%	30.4%
Selling and administrative expenses	10.1%	9.9%	8.2%
Income from operations	21.5%	20.4%	22.2%
Other income	0.4%	0.3%	0.8%
Net comprehensive financing cost	5.9%	5.4%	3.0%
Income tax expense and employee statutory profit-sharing expense	5.3%	5.1%	6.6%
Net income	10.7%	10.3%	13.5%

(1)     Represents interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues. Total revenues increased 45.8% to Ps.12,952.6 million in 2006 from Ps.8,882.2 million in 2005 primarily due to a 39.7% increase in the number of homes sold and an increase of 4.4% in the average price for all homes. Affordable entry-level homes represented 78.5% of total revenues in 2006 compared to 78.1% in 2005. Middle-income homes represented 21.5% of total revenues in 2006 compared to 21.9% in 2005. We sold 4,192 middle-income homes in 2006 compared to 3,391 middle-income homes in 2005, and sold 39,940 affordable entry-level homes in 2006 as compared with 28,203 affordable entry-level homes in 2005. In 2006, Homex reported other revenues of Ps.215 million compared to Ps.253 million in 2005. This decline was mainly driven by an extraordinary sale of ready mix concrete and concrete block in the third quarter of 2005 to a third party.

Gross Profit. Costs increased 43.2% in 2006 to Ps.8,858.0 million from Ps.6,186.0 million in 2005, due primarily to the incorporation of Beta into the Company’s operations as well as the increased volume, as described above. Gross profit increased by 51.9% to Ps.4,094.6 million from Ps. 2,696.1 million in 2005. Our gross profit margin improved to 31.6% in 2006 from 30.4% in 2005.

Selling and Administrative Expenses. Selling and administrative expenses increased 48.8% to Ps. 1,309.9 million in 2006 from Ps.880.1 million in 2005. This increase was due principally to the increased sales, as well as the amortization of a portion of the value of the “Casas Beta” brand equivalent to 12 months during 2006, resulting in a non-cash impact in the Selling and General Administrative Expenses line of approximately Ps. 91million. As a percentage of sales, selling and administrative expenses increased to 10.1% in 2006 from 9.9% in 2005. The increase in selling and administrative expenses as a percentage of sales was attributable to the 45.8% increase in sales as well as the recognition of the value of the Beta brand.

Net Comprehensive Financing Cost. Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased by 60.1% to Ps.762.3 million in 2006 to Ps.476.1 million in 2005. Net comprehensive financing cost as a percentage of sales increased to 5.9% in 2006 from 5.4% in 2005.

Net interest expense increased by 45.2% to Ps.545.3 million in 2006 from Ps.375.4 million in 2005. This increase was primarily due to the payment of the interest of the Senior Guaranteed Notes due 2015. Interest income increased by 72.8% to Ps.104.9 million in 2006 from Ps.60.7million in 2005 due to higher cash balances throughout the year.

We had a foreign exchange loss of Ps.143.0 million in 2006 as a result of a higher debt level exposure in U.S. dollar denominated debt impacted by the peso appreciation of approximately 1.89% against the U.S. dollar during 2006, compared to a foreign exchange loss of Ps.68.1 million in 2005.

Monetary position loss increased from Ps.32.6 million in 2005 to Ps.74.0 million in 2006 as a result of a decrease in our net monetary liability position.

Income Tax Expense and Employee Statutory Profit-Sharing Expense. Income tax expense increased 46.0% from Ps.442.3 million in 2005 to Ps.645.6 million in 2006 due principally to increased revenues and income before taxes. The 31.2% effective income tax rate in 2006 remained relatively stable from the 32.4% in 2005. Employee statutory profit-sharing expense increased from Ps.10.0 million in 2005 to Ps.35.4 million in 2006 as a result of the increase in revenue and income before taxes.

Net Income. Net income increased by 52.1% to Ps.1,387.4 million in 2006 from Ps.912.1 million in 2005 as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenues. Total revenues increased 55.4% to Ps.8,882.2 million in 2005 from Ps.5,713.9 million in 2004 primarily due to a 50.9% increase in the number of homes sold, an increase of 2.3% in the average price of our affordable entry-level homes, and additional revenue recognized in connection with increased sales of middle-income homes, for which the revenue per home sold is substantially greater than for affordable entry-level homes. We sold 3,391 middle-income homes in 2005 compared to 1,912 middle-income homes in 2004, and sold 28,203 affordable entry-level homes in 2005 as compared with 19,141 affordable entry-level homes in 2004.

Gross Profit. Costs increased 55.5% in 2005 to Ps.6,186.0 million from Ps.3,978.5 million in 2004, due primarily to the incorporation of Beta into the Company’s operations as well as the increased volume, as described above. Gross profit increased by 55.4% to Ps.2,696.1  million from Ps. 1,735.3 million in 2004. Our gross profit margin remained stable at 30.4% in 2005 from 30.4% in 2004.

Selling and Administrative Expenses. Selling and administrative expenses increased 88.8% to Ps.880.1 million in 2005 from Ps.466.0 million in 2004. This increase was due principally to the addition of Beta to the Company’s results as well as higher aggregate sales commissions resulting from the increase in the number of homes sold and the increase in the number of administrative personnel required to support our expanding operations, as well as the increase in training expense for the sales force and branch managers. As a percentage of sales, selling and administrative expenses increased to 9.9% in 2005 from 8.2% in 2004. The increase in selling and administrative expenses as a percentage of sales was mainly attributable to the addition of Beta to the Company’s results.

Net Comprehensive Financing Cost. Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased by 177.4% from Ps.171.6 million in 2004 to Ps.476.1 million in 2005. Net comprehensive financing cost as a percentage of sales increased from 3.0% in 2004 to 5.4% in 2005.

Net interest expense increased by 308.7% from Ps.91.9 million in 2004 to Ps.375.4 million in 2005. This increase was primarily due to an increase in the Company’s debt level, mainly reflecting borrowings under the credit facility entered into in connection with the acquisition of Beta, the Beta’s existing debt during the period as well as the Company’s commercial paper program. Interest income increased by 20.7% to Ps.60.6 million in 2005 from Ps.50.3 million in 2004 due to higher cash balances throughout the year.

We had a foreign exchange loss of Ps.68.1 million in 2005 as a result of a higher debt level exposure in U.S. dollar terms impacted by the peso appreciation of approximately 5.0% against the U.S. dollar during 2005, compared to a foreign exchange gain of Ps.7.6 million in 2004 as a result of the dollar balance that we held after our initial public offering and a peso depreciation of approximately 7.0% against the U.S. dollar, during the first quarter of 2003.

Monetary position loss decreased from Ps.87.4 million in 2004 to Ps.32.6 million in 2005 as a result of a decrease in our net monetary asset position.

Income Tax Expense and Employee Statutory Profit-Sharing Expense. Income tax expense increased 21.1% from Ps.365.2 million in 2004 to Ps.442.3 million in 2005 due principally to increased revenues and income before taxes. The 32.4% effective income tax rate in 2005 remained relatively stable from the 31.9% in 2004. Employee statutory profit-sharing expense increased from Ps.9.2 million in 2004 to Ps.10.0 million in 2005 as a result of the increase in revenue and income before taxes.

Net Income. Net income increased by 18.5% to Ps.912.1 million in 2005 from Ps.769.6 million in 2004 as a result of the factors described above.

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

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing has continued to grow as a result of Mexican government policies implemented. Following the crisis President Fox’s administration’s goal was to provide 750,000 new mortgages per year by 2006 pursuant to its national housing, plan. The administration set forth four objectives to achieve this growth:

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

The actions taken by during President Fox’s administration to accelerate housing and mortgage supply in Mexico, resulted in the emergence of a very active housing industry supported by solid private and public institutions. The developer-built market has continued to expand due to higher levels of available mortgage financing, especially through government-sponsored funds such as INFONAVIT, SHF and FOVISSSTE. According to SOFTEC from 2000 to 2006 mortgage providers in Mexico granted 3,253,026 million of mortgages, a 108.4% growth from 326,419 in 2000 to 680,268 in 2006. Between 2003 and 2006, CONAPO estimates that the housing stock increased by another 2.0 million homes.

Current president Felipe Calderon intends to continue to support and promote the housing industry under three main lines: urban development, very affordable housing and home improvement. This administration goal is to provide 1,000,0000 mortages by year 2010.

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

As of December 31, 2006, we had Ps.2,331.6 million of cash and cash equivalents and Ps.3,496.1 million of outstanding indebtedness for money borrowed (none of which was construction financing provided by sofoles for developments under construction), as compared to Ps.1,372.2 million of cash and cash equivalents and 3,489.4 million of outstanding indebtedness as of December 31, 2005.

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

•      commercial banks, and other financial institutions; and

•      down payments from home buyers.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

The table below sets forth information regarding our outstanding debt as of December 31, 2006.

Debt Outstanding as of December 31, 2006

Homex Debt	Aggregate Lender Principal Amount	Interest Rate (1)	Maturity
	(in thousands of pesos)
Senior Guaranteed Notes (1)	2,928,472	7.50%	Sept. 28, 2015
HSBC Mexico, S.A.	540,500	TIIE+1.00 (2)	Sept. 14, 2010
GE Capital.	18,733	7.40%	July 29, 2010
Capital leases	8,389	10.5%	Dec 3, 2007
Total debt	3,496,094

(1)   Issued in an aggregate principal amount of US$250 million with a coupon rate of 7.50%. We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.83  per U.S. dollar and at an average weighted cost of 2.92%.

 (2)  TIIE refers to the 28-day Mexican interbank rate (Tasa de Interes Interbancaria de Equilibrio), which was 7.37% as of December 31, 2006. Source: www.banxico.org.mx

Our total indebtedness increased to Ps. 3,496.1 million as of December 31, 2006 from Ps. 3,489.5 million as of December 31, 2005 mainly as a result of the net effect of financial lease maturities and exchange rate adjustments in our U.S. dollar denominated debt.

As of December 31, 2006, our short-term debt was Ps.13.3  million mainly as a result of equipment lease obligations. Our long-term debt was Ps.3,482.8 million, including an equipment lease obligation in the amount of Ps.13.8 million, the remaining balance of the Beta acquisition facility of Ps.540.5 million and our Senior Guaranteed Notes in the aggregate principal amount of Ps.2,928.5 million, which includes the current outstanding mark to market principal only swap (“the principal only swap). In connection with the Beta acquisition, we entered into an unsecured credit facility with HSBC in the amount of Ps.1,081.0 million. We repaid approximately 50% of the outstanding amount under the HSBC unsecured credit facility on September 29, 2005 reducing the remaining outstanding balance to Ps.540.5 million as of December 31,2006.

On September 28, 2005, we issued US$250 million of Senior Guaranteed Notes due 2015 with a coupon rate of 7.50%.

We have not paid dividends since the inception of the Company in 1998 and we do not foresee to paying dividends in the near future.

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

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as of December 31, 2006.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31,2006:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Year	3-5 Years	More than 5 Years
	(Thousands of constant pesos)
Long-Term Debt Obligations	3,468,972	—	540,500	—	2,928,472
Estimated Interest	2,589,755	330,233	917,340	566,037	776,145
Capital (Finance) Lease	27,122	13,396	13,726	—	—
Operating Lease Obligations	130,005	25,962	77,688	25,157	1,198
Purchase Obligations	3,378,898	3,378,898	—	—	—
Other Long-Term Liabilities Reflected on our Balance Sheet under MFRS	—	—	—	—	—
Total	9,594,752	3,748,489	1,549,254	591,194	3,705,815

Contractual obligations increased by 17.35% from Ps.8,176,084 as of December 31, 2005 to Ps.9,594,752  as of December 31, 2006. This change was mainly due to the purchase of land reserves at the end of 2006.

New Accounting Pronouncements

Mexican Financial Reporting Standards (MFRS)

On December 22, 2006 the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) issued the MFRS B-3 “Statement of Income”, MFRS C-13 “Related parties” and MFRS D-6 “Capitalization of the Comprehensive Financing Cost”, these standards will take place in the fiscal years beginning January 1, 2007. The Company believes that the effect of these new accounting principals will not have an effect in its operations and financial position.

MFRS B-3, Statements of Income:

MFRS B-3 establishes a new approach for identifying revenues, costs and expenses as either “ordinary” or “nonordinary”.

With this new approach, the classification of special and extraordinary items, as established by the previous Bulletin B-3 and certain specific MFRSs, has been eliminated and the primary sections of the statements of income have been redefined, to provide a new classification of either “ordinary” or “earning levels”. As well, the caption “Initial accumulated effect of accounting changes” has been eliminated from the income statement, as the above-mentioned MFRS B-1, requires that any effect derived from an accounting change affecting the financial information from prior years must be recognized in the financial statements of such years and should not affect the current-year results of operations.

MFRS C-13, Related Parties:

MFRS C-13 broadens the concept of related parties to include joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. This standard obligates entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not.  MFRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm’s length, provided that it can be demonstrated. Finally, MFRS C-13 also requires entities to disclose information on the compensation paid to the entity’s key managerial personnel or relevant Company directors.

MFRS D-6, Capitalization of the Comprehensive Financing Cost:

MFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which was previously optional. CFC is defined as the net amount of interest expense, foreign exchange rate differences, net monetary position result, changes in the fair value of hedging instruments and other related costs (such as amortization of premiums, discounts on issuance of debt instruments and taxes paid on interests on behalf of third parties). MFRS D-6 establishes the conditions necessary for the capitalization of CFC, as well as guidelines for determining when such capitalization must cease.

U.S. GAAP

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. We are currently evaluating the potential impact of adopting SFAS No. 157 on our consolidated financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87,88, 106 and 132(R) (“SFAS N. 158”). SFAS No. 158 requires companies to (a) recognize the funded status of a benefit plan (measured as the difference between the fair value of plan assets and the benefit obligations) in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period, (c ) measure defined benefit plan assets as of the date of a company’s statement of financial position, and (d) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost  for the next fiscal year that arise from delayed recognition of the gain or losses, prior service cost or credits, and transition assets or obligation. SFAS No. 158 is effective for companies with publicly traded securities as of the end of the fiscal year ending December 15, 2006. Our adoption of SFAS No. 158 in 2006 is disclosed in Note 26 to our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Company beginning in the 2008 first quarter. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.

In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which addresses how the effects of prior year uncorrected financial statement misstatements should be considered in current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. The requirements of SAB No. 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. Our adoption of SAB No. 108 in 2006 is disclosed in Note 27 to our financial statements.

During 2006, the Company recorded a charge for US GAAP purposes in relation to the adoption of SEC Staff Accounting Bulletin (SAB) SAB 108 as follows:

Through December 31, 2005, receivables obtained from homebuyers representing downpayments were considered as revenue under US GAAP, consistent with the accounting policy under MFRS, During 2006 the Company reevaluated this accounting policy and determined that under US GAAP, a cost recovery method should have been applied not recognizing revenue until collection. The Company believes that the impact of its prior accounting was not material to either its 2005 or 2004 consolidated financial statements.

Through December 31, 2005, the amortization of the prepaid sales commissions was based on an amortization methodology tied to MFRS revenue recognition (percentage of completion). For US GAAP purposes this prepaid expense should have been amortized in a manner similar to the company’s US GAAP revenue recognition (a completed contract method). The Company believes that the impact of its prior accounting was not material to either its 2005 or 2004 consolidated financial statements.

SAB 108 prior period adjustments.
Unsecured homebuyers receivables	Ps.	(143,340)
Commissions on sales		81,406
Sub total	Ps.	(61,934)
Tax effect on SAB 108 adjustments		17,348
Cumulative net effect of SAB 108 adoption	Ps.	(44,586)

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes in an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FASB Interpretation No. 48”). FASB Interpretation No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the potential impact of adopting FASB Interpretation No. 48 on our consolidated financial position.

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

As of the date of this annual report, the members of our board of directors are as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Jose Ignacio de Nicolás Gutiérrez	1964	Director
Luis Alberto Harvey McKissack	1960	Director
Gary R. Garrabrant	1957	Vice Chairman
Matthew M. Zell	1966	Director
Z. Jamie Behar	1957	Director
Wilfrido Castillo Sánchez-Mejorada	1941	Director
Edward Lowenthal	1944	Director
Rafael Matute Labrador	1960	Director

Eustaquio Tomás de Nicolás Gutiérrez is chairman of our board of directors. Before co-founding our predecessor company in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás is a Board Member of the Mexican Stock Exchange since 2005 and has served as regional chairman and regional vice chairman of the Mexican-Federation of Industrial Housing Promoters, or Provivac (Federacion Nacional de Promotores Industriales de la Vivienda), and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 1st 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager supervisor. He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnologico y de Estudios Superiores de Monterrey in Guadalajara.

Jose Ignacio de Nicolás Gutiérrez is the Minister of Economic Development for the State of Sinaloa, and founder and Chairman of the Board of Directors of Hipotecaria Credito y Casa, S.A. de C.V., a sofol that has become the third largest mortgage bank in Mexico. Mr. de Nicolás also co-founded our company and served as our CEO from 1989 to 1997. Mr. de Nicolás is a member of the regional advisory board of financial institutions such as Fianzas Monterrey, a contract and fidelity bonds company and NAFIN, a Mexican government-owned development bank. He has recently been appointed member of the Board of Directors of Afore Coppel, a retirement fund administrator. Mr. de Nicolás received a B.S. in Finance and Administration from Universidad Panamericana, in Mexico City.

Luis Alberto Harvey McKissack is co-founding partner, President and Managing Principal of ZN Mexico Funds, Nexxus Capital Private Equity Fund III and co-founder of Nexxus Capital, S.C. He has over 19 years of experience in investment banking and private equity. Before founding Nexxus Capital, S.C., Mr. Harvey held positions at Fonlyser, Operadora de Bolsa, and Servicios Industriales Peñoles, S.A. de C.V. His experience includes several private and public equity transactions and also the initial public offering of several major Mexican corporations on the Mexican Stock Exchange and the international capital markets. Mr. Harvey sits on the Board of Directors of Desarrolladora Homex, S.A.B. de C.V., Industrias Innopack, S.A. de C.V., Aerobal, S.A. de C.V., Grupo Mágico Internacional, S.A. de C.V., Sociedad Financiera de Objeto Limitado, Grupo Sports World, S.A. de C.V., Producciones Infovisión, S.A. de C.V., Nexxus Capital, S.C. and is a member of the investment committee of ZN Mexico Trust and ZN Mexico II, L.P. and Nexxus Capital Private Equity Fund

III. Mr. Harvey received a B.S. in Economics from Instituto Tecnológico Autónomo de México (ITAM) and an MBA with a concentration in Finance from the University of Texas at Austin.

Gary R. Garrabrant is Chief Executive Officer and co-founder of Equity International. Mr. Garrabrant oversees all of the Company’s activities and investment portfolio. He is also Executive Vice President of Equity Group Investments, LLC (EGI), the privately-held investment company founded and led by Sam Zell. Mr. Garrabrant joined EGI in 1996. Mr. Garrabrant has extensive real estate, investment management and banking experience. He led the acquisition of California Real Estate Investment Trust and the creation of Capital Trust where he served as Vice Chairman and Director. He was also involved in the consolidation of the four Zell/Merrill Lynch Opportunity Funds which led to the creation of Equity Office Properties Trust. Prior to joining EGI, Mr. Garrabrant co-founded and led Genesis Realty Capital Management, a real estate securities investment management firm based in New York. Mr. Garrabrant was a senior real estate investment banker with Chemical Bank followed by The Bankers Trust Company from 1981 to 1994. Mr. Garrabrant is Vice Chairman and Director of Homex, Chairman of Gafisa, and Director of NH Hotels. He is also a member of the Kellogg Institute for International Studies Advisory Board at the University of Notre Dame and the Real Estate Advisory Board at Cambridge University. Mr. Garrabrant graduated from the University of Notre Dame with a B.B.A. in finance and completed the Dartmouth Institute at Dartmouth College.

Matthew M. Zell is Managing Director of EGI. Previously, he served as President of Prometheus Technologies, Inc., an information technology consulting firm. Mr. Zell is a member of the Board of Directors of Anixter Inc., a global distributor of wire, cable and communications connectivity products as well as the government sector. Mr. Zell is the son of Samuel Zell.

Z. Jamie Behar is Managing Director, Real Estate & Alternative Investments, for General Motors Investment Management Corporation, or GMIMCo. She manages GMIMCo clients’ real estate investment portfolios, including both private market and publicly-traded security investments, as well as   their alternative investment portfolios, totaling $10.5 billion. Ms. Behar is a member of the   Board of Directors of Homex and Sunstone Hotel Investors, Inc., a publicly listed hotel company operating  in the United States, and serves on the advisory boards of several domestic and international private real estate investment entities.

Wilfrido Castillo Sánchez-Mejorada is CFO of Qualitas Cía. de Seguros, S.A.B. de C.V., or Qualitas, a Mexican insurance company. Previously he served as CEO of Castillo Miranda, Contadores Públicos, a public accounting firm, and he has held senior positions in several brokerage firms. Mr. Castillo is a member of the Board of Directors of Qualitas, Unión de Esfuerzo para el Campo, Fundacion Mexicana de Psicoanálisis, I. A. P., and Industrias Innopack, S.A. de C.V., where he also serves as Chairman of the Audit Committee.

Edward Lowenthal is President of Ackerman Management LLC, an investment management and advisory company with particular focus on real estate and other asset-based investments. Previously, Mr. Lowenthal founded and was President of Wellsford Real Properties, Inc., or WRP, a publicly-owned real estate merchant banking company. He also founded and was trustee and President of Wellsford Residential Property Trust, a publicly-owned multi-family real estate investment trust that was merged into Equity Residential Properties Trust. Mr. Lowenthal is a member of the Board of Directors of several companies, including WRP, Reis, Inc., a real estate market information and analytics provider, and Omega Healthcare Investors, Inc., a healthcare real estate investment trust, and American Campus Communities, a publicly traded Real Estate Investment Trust which focuses solely on student housing in the United States.

Rafael Matute Labrador is Executive Vice President and Chief Financial Officer of Walt-Mart de Mexico, S.A.B. de C.V and a member of the Board of Directors and of the Executive Committee for Wal-Mart de Mexico, S.A.B. de C.V. Mr. Matute is also a member of the Board of Directors of  Desarrolladora Homex S.A.B. de C.V.

Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, and José Ignacio de Nicolás Gutiérrez are brothers.

Secretary

The secretary of the board of directors is Jaime Cortés Rocha who is not a member of the board of directors.

Audit Committee

Our audit committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Z. Jamie Behar, and Edward Lowenthal. Our audit committee was re-elected at the shareholders meeting on April 26, 2007. The members of the audit committee are independent in accordance with Sarbanes Oxley Act requirements. Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the audit committee satisfies the financial literacy requirements of the New York Stock Exchange. Among other duties and responsibilities, the committee: issues opinions to the board of directors regarding related party transactions; recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers, where it deems appropriate; reviews the critical accounting policies adopted by us and advises the board of directors on changes to such policies; assists the board of directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the board of directors. The committee is also responsible for the appointment, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attestation services, as well as for the establishment of procedures for the receipt, retention, and treatment of complaints received with respect to accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees with regard to these complaints.

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

Executive Committee

Our executive committee consists of Gerardo de Nicolás Gutiérrez, Eustaquio Tomás de Nicolás Gutiérrez, Luis Alberto Harvey McKissack, and Gary R. Garrabrant. Among other duties and responsibilities, the committee acts on general planning and financial matters not reserved exclusively for action by the board of directors, including appointing and removing members of management, and any of our employees; entering into credit agreements on our behalf; and convening shareholders’ meetings. In September 2006 Mr. Gerardo de Nicolás was appointed as head of the Executive Committee.

Corporate Governance and Compensation Committee

Our corporate governance and compensation committee consists of Luis Alberto Harvey McKissack, Gary R. Garrabrant, and Edward Lowenthal. Among other duties and responsibilities, the committee identifies individuals qualified to become board members and makes recommendations to the board of directors and shareholders regarding director and executive nominees; develops and recommends to the board of directors a set of corporate governance principles applicable to us; and oversees the evaluation of the board and management; and makes recommendations for compensation policies application to our executives and officers.

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

We are a Mexican corporation with shares listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the general dispositions issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas),as amended in 2006.

The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and our regulations.

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

Non-management directors must meet at executive sessions without management.	Our non-management directors meet at executive sessions. This is not required by either Mexican law or the Mexican Code of Best Corporate Practices.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly discuss any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics.

Senior Management

As of the date of this annual report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Alan Castellanos Carmona	1965	Chief Financial Officer
Ramón Lafarga Bátiz	1960	Administrative and Accounting Officer
Rubén Izábal González	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Affordable Entry Division
Julian de Nicolás Gutiérrez	1971	Vice President—Middle Income Division
Daniel Leal Díaz-Conti	1952	Vice President—Sales and Marketing

Eustaquio Tomás de Nicolás Gutiérrez is chairman of our board of directors. Before co-founding our predecessor company in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás is a Board Member of the Mexican Stock Exchange since 2005 and has served as regional chairman and regional vice chairman of the Mexican-Federation of Industrial Housing Promoters, or Provivac (Federacion Nacional de Promotores Industriales de la Vivienda), and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager supervisor. He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnologico y de Estudios Superiores de Monterrey in Guadalajara.

Alan Castellanos Carmona joined the company as Vice President of Finance and Planning and Chief Financial Officer in February 2007. Mr. Castellanos joined Homex from NAFIN where he served as Deputy General Director of Business Development. Mr. Castellanos has an undergraduate degree in Business Administration from Universidad Iberoamericana, and an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Ramón Lafarga Bátiz is the Administrative and Accounting Officer of Homex since June 2007. Prior to this appointment, Mr. Ramon served as Administrative Vice President from 1993 to 2006. His prior experience includes serving as CEO and partner in Lafarga Batiz, Contadores Públicos, a public accounting firm, and partner and CEO of a private company specialized in computer equipment.

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

Alberto Menchaca Valenzuela has served as Vice President—Affordable-Entry Division since January 2007. Prior to this appointment, Mr. Menchaca served as Vice President—Operations from 2000 to 2006 and as finance manager from 1996 to 2000. His prior experience includes work at Banco Mexicano, Invermexico, and Banca Confia. Currently, Mr. Menchaca oversees our affordable-entry division operations, with a focus on home deliveries and branch management. Mr. Menchaca earned an undergraduate degree in agricultural engineering from Universidad Autonoma Agraria Antonio Narro in Saltillo, Coahuila.

Julian de Nicolás Gutiérrez has served as Vice President—Middle Income Division since January 2007. Prior to becoming Vice President—Middle Income Division, he served as Regional Director for the western zone of the country from 2005 to 2007 and started the operations of the company in the city of Guadalajara in 2002. Currently, Mr. de Nicolás oversees our middle income division operations, with a focus on home deliveries and branch management. Mr. de Nicolás holds an undergraduate degree in Marketing from Instituto Tecnologico y de Estudios Superiores de Monterrey in Monterrey, and an associate degree from Instituto Panamericano de Alta Direccion de Empresas (IPADE).

Daniel Leal Díaz-Conti has served as Vice President—Sales and Marketing since January 2007. Mr. Leal joined Homex from Hipotecaria Nacional where he served as Deputy General Director of Sales and Marketing. Mr. Leal was also President of the mortgage chapter in the Mexican Association of Banks until February 2007. Mr. Leal has an undergraduate degree in economics from Universidad Veracruzana.

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

For 2006, the aggregate amount of compensation net of taxes paid to all directors alternate directors and committee members was approximately US$767,360.76, which includes US$403,360.76 of variable compensation for directors paid during the first quarter of 2007. For 2006, the aggregate amount of compensation paid to all executive officers was approximately US$2,553,693.

We offer a bonus plan to our directors and senior management that is based on individual performance and on the results of our operations. This variable compensation can range from 30% to 50% of annual base compensation, depending upon the employee’s level.

EMPLOYEES

As of December 31, 2006, we had a total of approximately 11,948 employees, including 11,828 unionized and 120 non-unionized full- and part-time employees. All of these employees were employed in Mexico. Total employees for 2005, 2004 and 2003 were 7,337, 7,911 and 1,286, respectively. Of our total employees as of December 31, 2006, approximately 31% were white-collar and 69% were blue-collar.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report:

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez	34,348,250	10.2%
Gerardo de Nicolás Gutiérrez	32,630,838	9.7%
Jose Ignacio de Nicolás Gutiérrez	7,348,250	2.2%
Alan Castellanos Carmona	*	*
Ramon Lafarga Batiz	*	*
Daniel Leal Díaz-Conti	*	*
Ruben Izabal González	*	*
Alberto Menchaca Valenzuela	*	*
Luis Alberto Harvey McKissack	*	*
Gary R. Garrabrant	*	*
Matthew M. Zell	*	*
Z . Jamie Behar	*	*
Wilfrido Castillo Sanchez —Mejorada	*	*
Edward Lowenthal	*	*
Rafael Matute Labrador	*	*

*              Beneficially owns less than one percent of the outstanding shares of our capital stock.

ITEM 7.       Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2006, there were 335,869,550 common shares issued and outstanding, with 69,888,924 shares held in the United States in the form of American Depositary Shares by six record holders. The remaining shares were held in Mexico. Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

On January 24, 2006 the Company completed a successful non-dilutive secondary public offering of approximately 45.6 million shares of its common stock by a group of investors controlled by Mr. Carlos Romano, the former majority investor of Beta, who sold his position in Homex as part of his overall financial strategy. Equity International Properties, also sold approximately 33.0% of its position. Consequently the public float of the Company was increased to 46.0% of the total equity of Homex.

On May 15, 2007, the Company announced that Mr. José Ignacio de Nicolas Gutierrez, a member of the Homex Board of Directors, notified them of his intent to sell a significant portion of his interest in Homex through the Mexican Stock Exchange, decreasing the percentage of shares owned by the De Nicolás family and increasing the public float of the Company to 54.0% of the total equity of Homex.

José Ignacio de Nicolas, who is not a member of the management team and does not have any operative responsibility in the Company, is a brother of Eustaquio de Nicolas Gutierrez, Chairman of the Board of Homex.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of May 15, 2007. The Company’s major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of May 15, 2007
Identity of Shareholder	Number of Shares	% of Share Capital
De Nicolás family(1)(2)	110,393,001	32.9%
Equity International Properties, Ltd.(3)	43,992,301	13.1%
Total(4)	335,869,550	100.0%

(1)     Following our acquisition of Beta. For a description of the terms of our acquisition of Beta, including the exchange of 22.0 million of our common shares, see “Business—Recent Developments.”

(2)     Held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the de Nicolás family, including Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez. Voting and dispositive control over these shares is directed by a Technical Committee comprised of: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros.

(3)     Held by EIP Investment Holdings L.L.C., BVBA, an indirect subsidiary of EIP. Voting control over these shares is shared by EIP’s senior management team, headed by Samuel Zell, chairman of EIP, and Gary R. Garrabrant, CEO of EIP and one of our directors. EIP is located at Two North Riverside Plaza, Chicago, IL 60606.

 (4)    Includes public shareholders that in the aggregate hold 54.0% of our share capital, respectively.

RELATED PARTY TRANSACTIONS

We have engaged, and in the future may engage, in transactions with our shareholders and companies affiliated with our shareholders. We believe that the transactions in which we have engaged with these parties have been made on terms that are no less favorable to us than those that could be obtained from unrelated third parties. We currently require that transactions with our shareholders and companies affiliated with our shareholders be approved by our board of directors after considering the recommendation of our audit committee and, in , certain cases, after an independent fairness opinion, as required by the Mexican Securities Market Act and other applicable laws.

Financing from Related Parties

Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez, our chairman, and Jose Ignacio de Nicolás Gutiérrez, brother of Eustaquio de Nicolás Gutiérrez and chairman of Hipotecaria Credito y Casa, S.A. de C.V, or Credito y Casa, collectively own a 29.4% ownership interest in this sofol, the principal business of which is providing mortgage financing and bridge loan financing. Eustaquio de Nicolás Gutiérrez and Jose Ignacio de Nicolás Gutiérrez are both members of the de Nicolás family, which collectively owns 32.9% of our share capital. In the past, Credito y Casa has provided bridge loan financing to us and mortgages under SHF-sponsored programs to our clients. During 2004, 2005 and 2006, Credito y Casa provided mortgage’s with respect to certain of the homes sold by us. We expect to continue to sell homes to buyers who obtain mortgages from Credito y Casa.

We estimate that in 2006 less than 0.1% of the mortgages obtained by our home buyers were provided by related parties.

As of December 31, 2005, there were no amounts outstanding in loans or financing from Credito y Casa, but our buyers may receive additional financing from Credito y Casa in the future.

During 2004, the largest aggregate outstanding balances owed to Credito y Casa were Ps. 66.5 million and UDI 5.2 million. There were no amounts outstanding as of December 31, 2004. These loans bore interest at varying rates and matured at various dates through 2005. During 2004, we made aggregate interest payments of Ps.2.9 million and UDI 331,491.

During 2003, the largest aggregate outstanding balances owed to Credito y Casa were Ps.142.2 million and UDI 55.1 million. The aggregate amounts outstanding as of December 31, 2003 were Ps.99.7 million and UDI 7.5 million. These loans bore interest at varying rates and matured at various dates through 2004. During 2003, we made aggregate interest payments of Ps.4.2 million and UDI 3.7 million.

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

As of December 31, 2006, no amounts were outstanding under these lines of credit. On December 9, 2005, EIP sold its 24.64% interest in Credito Inmobiliario to a private investor.

Credito Inmobiliario provided mortgages with respect to certain of the homes sold by us in 2006.

Financing to Related Parties

In 1997, we formed a joint venture with Dynámica de Desarrollos Sustentables, S.A. de C.V., or Dynámica, a company owned by Diego Valenzuela Cadena and Carlos Federico Valenzuela Cadena, brothers-in-law of Eustaquio de Nicolás Gutiérrez, our chairman. The joint venture was created to build housing developments in the cities of Leon and Puerto Vallarta. We dissolved the joint venture in April 2002.

Some accounts payable to us by Dynámica in consideration for services provided pursuant to the joint venture remain outstanding. The maximum aggregate amount outstanding in connection with these accounts was Ps.13.3 million during 2004. These accounts were paid in full by March 31, 2005.

Econoblock

Effective May 15, 2004, our DECANO subsidiary entered into an agreement with Gerardo de Nicolás Gutiérrez, our Chief Operating Officer, Josefina Gutiérrez Pando de Nicolás, his mother, and Jose Ignacio de Nicolás, his brother, to merge Econoblock, S.A. de C.V. with DECANO.

Prior to June 1, 2004, we purchased cement block, concrete, and asphalt from Econoblock in the cities of Culiacan, Mazatlan, Guadalajara, Ciudad Juarez, and Laredo. Gerardo de Nicolás Gutiérrez, Josefina Gutiérrez Pando de Nicolás and Jose Ignacio de Nicolás collectively owned a 100% interest in Econoblock prior to June 1, 2004, when Econoblock merged with and into DECANO.

Prior to June 1, 2004, we purchased materials from Econoblock in an aggregate amount of Ps.33.3 million in 2004, Ps.67.8 million in 2003 and Ps.29.8 million in 2002. These purchases represented 3.7% of our total purchases of construction materials and services during 2004, 7.1% during 2003 and 5.7% during 2002.

Econoblock had revenues of Ps.43.0 million for the six-month period ended June 1, 2004, approximately three-fourths of which came from sales to us. As of June 1, 2004, Econoblock had a net loss of Ps.l.1 million. As of June 1, 2004, Econoblock had net assets of Ps.15.6 million. We believe that in the near future, our operations will utilize all of the products that Econoblock can supply.

In consideration for their shares of Econoblock, the former shareholders of Econoblock received common shares of DECANO representing 4.1% of DECANO’s outstanding share capital. On September 1, 2005, we exercised the option to purchase the shares of DECANO owned by the former shareholders of Econoblock at book value (as of December 31, 2004, the book value of these remaining shares was Ps.7.2 million). which resulted in DECANO becoming a wholly-owned subsidiary of the Company.

Concurrent with the DECANO merger and as additional consideration for their sale of the Econoblock shares to DECANO, certain members of the de Nicolás family were issued 8,481,673 of our common shares and made a capital contribution of Ps.4.4 million to our company. These common shares had a value of approximately US$393,443.

These values were arrived at by negotiations between Homex, EIP and ZN Mexico Trust, on the one hand and the shareholders of Econoblock, on the other hand, and the transaction was approved in accordance with the bylaws of the Company.

Land Purchases from Related Parties

On November 5, 2004, Proyectos Inmobiliarios de Culiacan, S.A. de C.V., or PICSA, our wholly owned subsidiary, purchased from Anixter de Mexico, S.A. de C.V., a wholly owned subsidiary of Anixter Internacional, whose main shareholder is Equity Investment Properties, parent company of EIP, 50,664.8 square meters of land located in Xalapa, Veracuz, for a purchase price of approximately Ps5,219,320 (US$481,554).

On June 15, 2005, PICSA sold to Mexico Retail Properties Fund, S. de R.L. de C.V., a wholly owned subsidiary of MRP-EIP Retail Holding GP, which is a subsidiary of Equity International, 7,928.88 square meters of commercial land located in Santa Fe, Culiacan Sinaloa, for the total amount of Ps5,906,262 (US$555,622,).

These transactions were authorized or ratified by our audit committee and our board of directors.

Service Companies

We previously compensated certain of our senior management through payments to certain limited partnerships in which they owned partnership interests. We paid an aggregate amount of  Ps.50.5 million during 2004, Ps.54.3 million during 2003 and Ps.34.0 million during 2002 to these partnerships. This arrangement was terminated effective March 31, 2004 in respect of compensation to our senior management.

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

ITEM 9.       The Offer And Listing.

Our Common Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since June 29, 2004. The ADSs, each representing six Common Shares, have been trading on the New York Stock Exchange since June 29, 2004. On December 31, 2006, there were 335,869,550 outstanding Common Shares, (of which 69,888,924 Common Shares were represented by 11,648,154 ADSs held by 6 record holders in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices for the Common Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps. Per share)		(U.S. $ per ADS (one ADS six common shares))
2004
3rd Quarter	40.05	30.99	21.18	16.35
4th Quarter	44.51	35.25	23.65	18.11

2005
1st Quarter	62.66	43.54	33.62	22.89
2nd Quarter	49.20	39.86	27.60	21.70
3rd Quarter	56.34	48.68	31.97	26.98
4th Quarter	58.77	49.18	32.80	27.21

2006
1st Quarter	66.85	54.80	38.21	30.68
2nd Quarter	71.26	51.90	38.98	27.11
3rd Quarter	70.97	56.37	39.45	30.85
4th Quarter	108.16	68.23	59.90	36.97

2007
December 2006	108.16	88.77	59.90	48.51
January 2007	110.20	103.07	60.30	56.45
February 2007	117.20	101.45	64.14	54.38
March 2007	106.89	93.71	57.95	50.03
April 2007	115.35	106.19	63.01	58.04
May 2007	113.61	107.64	63.16	57.13
June 2007	113.16	104.62	62.69	57.30
Through July 4, 2007	112.02	108.54	60.75	60.37

On July 4, 2007, the reported last sale price of the Common Shares on the Mexican Stock Exchange was Ps. 112.02 per Common Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$ 60.37 per ADS.

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

Market Regulation and Registration Standards

In 1925, the Mexican Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión NacionalBancaria y de Valores) was established to regulate stock market activity. In 1995, these two entities were merged to form the CNBV. The Mexican Securities Market Act, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations (sociedades anónimas). The Mexican Securities Market Act sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the CNBV by resolution of its board of governors. In addition to setting standards for brokerage firms, the Mexican Securities Market Act authorizes the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Act. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through a board of governors composed of thirteen members.

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

Ordinary shareholders’ meetings are those called to discuss any issues not reserved for extraordinary shareholders’ meetings. An annual ordinary shareholders’ meeting must be held within the first four months following the end of each fiscal year to discuss, among other things:

•      approving or modifying the report of the board of directors including the audited year-end financial statements, as well as the report of Chief Executive Officer (Director General);

•      allocating profits, if applicable;

•      appointing or ratifying the appointment of members of the board of directors, the secretary, and determining their compensation;

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

Notices of shareholders’ meetings must be published in the official gazette of Sinaloa and in one newspaper of general circulation in the country at least 15 calendar days prior to the date of the meeting. Each notice must set forth the place, date, and time of the meeting and the matters to be addressed and must be signed by whomever convenes the meeting. Shareholders’ meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital are duly represented. All relevant information relating to the shareholders’ meeting must be made available to shareholders starting on the date the notice is published.

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

Extraordinary meetings are regarded as legally convened pursuant to a first notice when at least 75% of the shares of our share capital are present or duly represented. A majority of shares must be present or duly represented at an extraordinary shareholders’ meeting called pursuant to a second or subsequent notice to be considered legally convened. Resolutions at extraordinary shareholders’ meetings are valid when approved by one half of our share capital.

Registration and Transfer

We have registered our common shares with the Mexican Securities Registry maintained by the CNBV, as required under the Mexican Securities Market Act and regulations issued by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, our shareholders who are deemed to have “control” at that time will be required to make a public offer to purchase all outstanding shares, prior to the cancellation.

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

In the event of a share capital increase, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of the increase in proportion to their shareholder interest at that time, except if the new stock is issued for a public offering. This preemptive right must be exercised by subscribing and paying for the relevant shares within the time period set forth in the resolution authorizing the increase, which will be no less than fifteen calendar days following the date of publication of the corresponding notice to our shareholders in the official gazette of Sinaloa and in one of the newspapers of greater circulation in Culiacán, Sinaloa.

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

Redemption

Pursuant to the Securities Market Act, shareholders are entitled to the redemption of its variable Common Shares, prorata by resolution of the shareholder’s meeting.

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

As required by Mexican law, our bylaws also provide that non-Mexican shareholders agree to refrain from invoking the protection of their governments in matters relating to their ownership of our shares. Therefore, a non-Mexican shareholder may not ask its government to introduce a diplomatic claim against the government of Mexico with respect to its rights as a shareholder. If the shareholder invokes such governmental protection, its shares could be forfeited to the Mexican government. Notwithstanding these provisions, shareholders do not forfeit any rights they may have under U.S. securities laws.

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

Mergers, Consolidations, and Similar Arrangements

A Mexican company may merge with another company only if a majority of the shares representing its outstanding share capital approve the merger at a duly convened general extraordinary shareholders’ meeting. Dissenting shareholders are not entitled to appraisal rights. Creditors have ninety days to oppose a merger judicially, provided they have a legal interest to oppose the merger.

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

b)             no shareholder is excluded from the benefits that may derive from such provisions;

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

Indemnification of Directors and Officers

Under Mexican law, a company may indemnify directors or members of any committee of the board of directors, for actions taken within the scope of their duties, against expenses (including attorneys’ fees), judgments, fines and settlement amounts, reasonably incurred in defense of an action, suit, or proceeding, except for breach of the duty of loyalty or unlawful acts.

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

Amendment of Bylaws

Under Mexican law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting. Mexican law requires that at least 75% of the shares representing a company’s outstanding capital share be present at the meeting (unless the bylaws require a higher threshold) and that the resolutions be approved by shares representing one half of the company’s outstanding capital share.

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

MATERIAL CONTRACTS

Acquisition of Controladora Casas Beta, S.A.

On April 21, 2005, we signed an agreement to acquire 100% of the capital stock of Controladora Casas Beta, S.A. de C.V., or Beta, the seventh largest homebuilder in Mexico, in a transaction valued at Ps.2,164 million pesos (Ps.2,043 million pesos at nominal value), and the acquisition included the cash purchase of 53% of the shares of BETA for 1.08 billion pesos (Ps.1,066 million pesos at nominal value) and the purchase of the remaining 47% of the shares of BETA in exchange for 22,013,060 shares in the Company with a value of Ps.996 million pesos (Ps.977 million pesos at nominal value). Beta was then merged into us. Beta shareholders owned approximately 6.6% of Homex after the merger and sold their position in January 2006 through a non-dilutive secondary offer. We financed the cash portion of the purchase price principally with bank financing.

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

•                  are corporations, organized under the laws of the United States or any state thereof or the District of Columbia, or

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

The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ADSs or Common Shares. In particular, the summary of U.S. federal income tax consequences only addresses U.S. holders that will hold the ADSs or Common Shares as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares. Further, this summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor or applicable to certain categories of U.S. holders such as banks, dealers, traders who elect to mark-to-market, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, expatriates, persons who hold the ADSs as part of a hedge, straddle, synthetic security, conversion or integrated transaction, U.S. holders who have a functional currency other than the U.S. dollar, or U.S. holders liable for the alternative minimum tax.  Potential U.S. holders should realize that the tax consequences for persons described in the preceding sentence may differ materially from those applicable to other U.S. holders. Finally, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to non-resident holders and to U.S. holders.

The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year.  Further, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate being a PFIC for our 2007 taxable year.  However, this determination is made annually and it is possible that our status could change.

This summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Annual Report and the provisions of the income tax treaty between the United States and Mexico and the protocol thereto, (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect. However, this summary does not address all aspects of the federal income tax laws of the United States and Mexico. Prospective investors in the ADSs or Common Shares should consult their own tax advisors as to the U.S., Mexican, or other tax consequences of the purchase, ownership, and disposition of the ADSs or Common Shares, including, in particular, the effect of any foreign, state, or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

U.S. Federal Income Tax Considerations

The gross amount of any dividend distributions paid with respect to the Common Shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of ADSs or Common Shares.

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary, whether or not they are converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. Dividend income generally will constitute foreign source “passive income” or, in the case of certain U.S. holders for taxable years beginning before January 1, 2007, “financial services income,” and for taxable years beginning after December 31, 2006, “general” category income, (depending on whether the U.S. holder is predominantly engaged in the active conduct of a banking, insurance, financing, or similar business) for U.S. foreign tax credit purposes.

In the event that Mexican taxes are withheld from dividend distributions any such withheld taxes would be treated as part of the gross amount of the dividend includible in income for a U.S. holder for U.S. federal income tax purposes (to the extent of current or accumulated earnings and profits). U.S. holders may be entitled to credit such taxes against their U.S. federal income tax liability or, for those U.S. holders who so elect, to deduct such Mexican taxes in computing taxable income.  The calculation of foreign tax credits and, in the case of U.S. holders that elect to deduct foreign taxes, the availability of deductions are subject to generally applicable limitations under U.S. federal income tax regulations and involve the application of rules that depend on U.S. holders’ particular circumstances.  U.S. holders should consult their own tax advisors regarding the potential availability of foreign tax credits and deductions.

Distributions of additional Common Shares to holders of ADSs with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Currently the maximum rate of tax imposed on certain dividends received by U.S. shareholders that are individuals is 15%, provided that certain holding period requirements are met. This reduced rate applies to dividends received between January 1, 2003 and December 31, 2010 from “qualified foreign corporations.” We believe we are a “qualified foreign corporation” with respect to our ADSs because our ADSs are listed on the New York Stock Exchange. Therefore, we believe that dividends paid on our ADSs will constitute “qualified dividend income” and therefore qualify for the reduced rate. It is possible, however, that we will not continue to be considered a “qualified foreign corporation” and that our dividends will not continue to be eligible for this rate. Notwithsanding the previous rule, the term “qualifed dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246 (c) of the Code or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. U.S. holders should consult their own advisors regarding the applicability of the 15% dividend rate in their particular circumstances.

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

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the ADSs or Common Shares, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the ADSs or Common Shares. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the ADSs or Common Shares have been held for more than one year. Currently, the top individual tax rate on adjusted net capital gains for sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2011 is 15%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Gain or loss generally will be treated as U.S. source gain or loss and a U.S. holder may be unable to credit any Mexican taxes imposed on these gains unless it has certain other income from foreign sources. Deposits and withdrawals of Common Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

U.S. Backup Withholding Tax and Information Reporting Requirements

A U.S. holder may, under certain circumstances, be subject to “backup withholding” with respect to some payments to the U.S. holder, such as dividends or the proceeds of a sale or other disposition of the ADSs, unless the holder:

•                  is a corporation or comes within certain exempt categories, and demonstrates this fact when so required; or

•                  provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. holder’s federal income tax liability.

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

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2006, we had outstanding indebtedness of Ps.3,496.1 million, the majority of which bore interest at fixed interest rates. The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio). TIIE increases would, consequently, increase our interest payments.

The following table sets forth principal cash flows by scheduled maturity, average interest rates, and estimated fair market value of our debt obligation as of December 31, 2006. Fair value is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

	Expected maturity dates as of December 31,
	2007	2008	2009	2010	2011	After 2012	Total	Fair Value Dec/31/06
		Millions of Dollars Equivalent
Long-term debt
Fixed rate ($US)*	—	—	—	—	—	184	184	208
Average interest rate**	10.4%	10.6%	10.6%	10.6%	10.4%	10.4%
Variable rate (Ps)	0	15	15	14	0	0	44	44
Average interest rate	8.2%	8.2%	8.1%	7.5%	0.0%	0.0%

* Our outstanding $250 million Senior Guaranteed Notes includes the Principal Only Swap effect, whereby at maturity date we pay pesos at a contractual fixed exchange rate of  Ps.10.83 per dollar and receive U.S. dollars regarding to the notional amount of US$250 million.

** includes a six-month weighted fixed rate of 2.92% of our Principal Only Swap.

A hypothetical, instantaneous, and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2006 would have increased our interest expense in 2006 by approximately Ps.13.5 million, over a twelve-month period.

Together with the issuance of the US$250 million long term U.S. dollar denominated senior guaranteed notes due 2015, Homex entered into a Principal Only Swap to hedge and cover the economic and cash flow principal US dollar exposure bearing a six-month weighted fixed rate of 2.92% exposed to US dollar currency fluctuations. The notes bear 7.5% six months interest coupons exposed to U.S. dollars currency fluctuations. The company used a Fair  Value accounting methodology for the financial periodic reconversion as per FAS 133, consequently, and because the structure of the Principal Only Swap, financial periodic statements reports a non cash effect from the mark to market that at due date on year 2015 will equate to the change of the value of the underlying note.

We manage our exposure to changes in interest rates by efficiently timing construction and delivery of our homes and payments to our suppliers, thereby allowing us to reduce our borrowing needs for working capital. Our capital expenditures are financed either through our own resources or leveraging its return through operating leases.

ITEM 12.             Description Of Securities Other Than Equity Securities.

Not Applicable.

PART II

ITEM 13.             Defaults, Dividend Arrearages And Delinquencies.

Not Applicable.

ITEM 14.             Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not Applicable

ITEM 15.             Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(d) under the Securities Exchange Act of 1934, as amended, as of December 31, 2006, the end of the period covered by this report. As a result of the material weaknesses identified below under item 15 b, Management’s Report on Internal Control over Financial Reporting, we have concluded that as of December 31, 2006, the Company disclosure controls and procedures were ineffective. However, to address the material weaknesses in internal control over financial reporting, the Company performed additional analysis and other post-closing procedures in a effort to reasonably assure that the consolidated financial statements included in this Form 20F for the fiscal year ended December 31, 2006 have been prepared in accordance with Mexican Financial Reporting Standards (MFRS) and United States Generally Accepted Accounting Principles (USGAAP).

(b) Management Report on Internal Control over Financial Reporting

The management of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in conformity with Mexican Financial Reporting Standards and United States Generally Accepted Accounting Principles (USGAAP) and includes those policies and procedures that:

• Provide for maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with Mexican Financial Reporting Standards and United States Generally Accepted Accounting Principles ( USGAAP ), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. This assessment identified the following “material weaknesses “ (as defined by the Public Company Accounting Oversight Board or “PCAOB” in its Auditing Standard N° 2, “An Audit Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements” in internal control over financial reporting as of December 31, 2006:

(1) Failure in internal controls over the process of accounting for land acquisitions.

Due to ineffective controls over land transactions and reconciliation of the land accounts with the underlying land inventory records of the land reserve department, a number of adjustments were made to the 2006 consolidated financial statements.  Because controls over land inventory and related land transactions did not provide reasonable assurance as to the accuracy of land inventory accounts we assessed these deficiencies in controls as a material weakness.

(2) Failure in internal controls over financial statement closing process.

Due to the ineffective controls over various sub-processes of the financial statement closing process a number of adjustments were made to the 2006 consolidated financial statements. The adjustments were related to the consolidation of certain accounts, equity method accounting for subsidiaries, inter-company accounts, intangible assets, deferred income taxes, U.S. GAAP reconciliation and absence of appropriate controls over the year end adjustments. In analyzing the causes for the various adjustments we determined there were insufficient skilled personnel in the accounting and financial reporting function due to accounting staff (including senior level employees) turnover occurring in the fourth quarter of 2006. Because these deficiencies resulted in material adjustments to the 2006 consolidated financial statements we have assessed these deficiencies as a material weakness.

(3)  Failure in internal controls over processes for accounting for business combinations

The Company amended its 2005 Audited Financial Statements to correct certain accounting entries related to the purchase price allocation process for the acquisition of Casas Beta, effective July 1, 2005 due to ineffective controls over the accounting for business combinations. Adjustments to the financial statements were made to reflect the following: i) the deferred tax liability relating to the intangible asset for the value of the Casas Beta trademark;  ii) a previously unidentified intangible asset relating to the value of the backlog of houses under construction at the date of acquisition; and its related deferred tax liability, iii) the amortization of the intangible assets relating to the trademark and the backlog for the period from the date of the acquisition through December 31, 2005, and its related deferred tax liability, and iv) the deferred tax liability for the reversal of revenues recorded by the percentage of completion method (this adjustment is solely for US GAAP purposes).  Because the design of controls over accounting for business combinations were not effective and did not provide, in a timely manner, reasonable assurance that material aspects of business combinations are appropriately reflected in the company’s financial statements, we have assessed these deficiencies in controls as a material weakness.

In making this assessment, we used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the material weaknesses described above, we concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was not effective based on those criteria.

Planned Remediation Efforts to Address Material Weaknesses

We have begun planning and implementing changes to our processes to make improvements as soon as practicable to eliminate the deficiencies that resulted in the material weaknesses described above. Our board of directors and audit committee has been advised of these issues. Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, the following are among the steps we have taken or intend to take, to remediate for each material weakness identified:

Failure in internal controls over the process of accounting for land acquisitions:

1.               Formalize the account reconciliation and analysis processes to ensure that land acquisitions are properly analyzed and reconciled.

2.               Implementing quarterly reports from the land department to the accounting department that details land acquired, land acquisitions canceled, and payments in advance to land vendors.

3.               Strengthen cut-off controls in the land department.

4.               Appointed an experienced CFO and other personnel in the financial and accounting functions and commenced a process to hire other additional staff for the corporate finance and accounting functions.

Failure in internal controls over financial statement close process:

1.               Adopting measures to verify that journal entries have been properly prepared with supporting documentation and approved by appropriate management.

2.               Appointed an experienced CFO and other resources in the financial and accounting functions and commenced a process to hire other additional staff for the corporate finance and accounting functions.

3.               Restructuring the accounting department by functions and processes instead of by company (subsidiaries) as of June 1, 2007, to achieve an effective segregation of responsibilities and functions with regard to preparation, review and authorization.

4.               Preparing a checklist of closing activities (including control compliance).

5.               Adopting a training plan for personnel in the finance and accounting functions.

Failure in internal controls over processes for accounting for business combinations

1.               Training plan for related department personnel in accounting for business combinations.

2.               Appointed an experienced CFO and other resources in the financial and accounting functions and commenced a process to hire other additional staff for the corporate finance and accounting functions.

3.               Restructuring the accounting department by functions and processes instead of by company (subsidiaries) as of June 1, 2007, to achieve an effective segregation of responsibilities and functions with regard to preparation, review and authorization.

Our testing and evaluation of the operating effectiveness and sustainability of the changes to our internal control over financial reporting with respect to these material weaknesses will continue as the above referenced remediation actions are still in the implementation process. As a result, we may identify additional changes that are required to remediate these material weaknesses or to otherwise improve internal controls.

We will provide appropriate updates regarding our general progress with the remediation efforts in future filings. We have the commitment to finish remediation before December 31, 2007.

(c) REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Desarrolladora Homex, S.A.B. de C.V. did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of material weaknesses in controls over (1) accounting for land acquisitions, (2) the financial statement close process, and (3) accounting for business combinations, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Desarrolladora Homex, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of significant control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and are included in management’s assessment.

(1)  Accounting for Land Acquisitions—a lack of adequate design, implementation  and operating effectiveness of key controls such as reconciliation and cut off procedures over the land acquisition process affected the completeness, existence and valuation of the land and land liability balances, that translated into significant audit adjustments during 2006 year-end closing;

(2)  Financial Statement Closing Process—lack of controls over the financial statement closing procedures resulted in a number of year-end audit adjustments and deficiencies in the analysis and reconciliation of general ledger accounts during the financial statement closing procedures, including (a) lack of top level review, (b) year-end entries not documented, and (c) insufficient personnel in the accounting and financial reporting function due to accounting staff (including senior level employees) turnover occurring in the fourth quarter of 2006, affected management’s ability to effectively review and analyze elements of the financial statement closing process and prepare consolidated financial statements in accordance with generally accepted accounting principles; and

(3)  Accounting for Business Combinations—lack of controls over the accounting for business combinations process such as competent accounting resources resulted in significant audit adjustments to intangible assets and other significant accounts.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 financial statements, and this report does not affect our report dated July 9, 2007 on those financial statements.

In our opinion, management’s assessment that Desarrolladora Homex, S.A.B. de C.V. did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Desarrolladora Homex, S.A.B. de C.V. has not maintained effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

Mancera, S.C. A Member Practice of Ernst & Young Global

Carlos Rochín

Culiacan, Mexico

July 9, 2007

(d) Changes in Internal Control over Financial Reporting

Except as otherwise discussed above, there have been no changes in our internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                     Principal Accountant Fees and Services

Audit and Non-Audit Fees

For the fiscal year ended December 31, 2006, Mancera, S.C., a member practice of Ernst & Young Global replaced Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu, as external auditor.

The following table summarizes the aggregate fees billed to us by Mancera, S.C., a member practice of Ernst & Young Global and Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu, independent registered public accounting firms, during the fiscal years ended December 31, 2006 and 2005 respectively:

	Year ended December 31,
	2006		2005
	(thousands of Mexican pesos)
Audit fees	Ps.	13,387	Ps.	7,394
Audit-related fees		—		1,765
Tax fees		—		4,618
All other fees		—		4,043
Total fees	Ps.	13,387	Ps.	17,820

Audit fees. Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements and statutory and regulatory audits. This also includes section 404 attest services.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed for financial accounting, reporting consultations and assistance in connection with our initial public offering.

Tax Fees. Tax fees in the above table are fees billed for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees. Other fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, for non-audit services. As a percentage of total fees billed to us, other fees represent 22% for 2005.

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

ITEM 16D.            Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.       Financial Statements.

Not Applicable.

ITEM 18.       Financial Statements.

See pages F-1 through F-54, incorporated herein by reference.

ITEM 19.       Exhibits.

Exhibit No.
1(1)	Our articles of incorporation (estatutos sociales) as amended through March 30, 1998, together with an English translation.*

1(2)	Our bylaws (estatutos sociales) as amended through April 26, 2006, together with an English translation. +

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

8	List of Principal Subsidiaries.***

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 13, 2007.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 13, 2007.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 13, 2007.

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

+                     Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B. de C.V.

/s/ Alan Castellanos Carmona
Name: Alan Castellanos Carmona
Title: Chief Financial Officer

Dated: July 13, 2007

ur

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Desarrolladora Homex, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheet of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2006, and the consolidated results of their operations and changes in their financial position for the year then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26, 27 and 28 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness over the internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting, and an adverse opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Carlos Rochín

Culiacan, Mexico
July 9, 2007

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Desarrolladora Homex, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Desarrolladora Homex, S.A.B. de C.V. (previously Desarrolladora Homex, S.A. de C.V.) and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2005 and 2004, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years ended December 31, 2005 and 2004 in conformity with Mexican Financial Reporting Standards.

Effective January 1, 2005, the Company adopted the provisions of Bulletin B-7, “Business acquisitions”. On July 1, 2005 a subsidiary was acquired utilizing the purchase method of accounting, under which the assets acquired and liabilities assumed are recorded at fair value, through the allocation of the acquisition cost of the subsidiary, and goodwill of Ps. 705,347 thousand Mexican pesos was recorded.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2005 and 2004, and the determination of consolidated stockholders’ equity at December 31, 2005 and 2004 to the extent summarized in Note 27.

The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Sergio Vargas Vargas
Mexico City, Mexico
April 21, 2006
(April 23, 2007 as to Notes 26 and 27)

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2006 and 2005
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006)

	2006
	(Convenience translation; Note 2.a)	2006		2005

Assets

Current assets:
Cash and cash equivalents (Note 4)	$215,125	Ps.	2,331,639	Ps.	1,372,230
Restricted cash		—		324
Trade accounts receivable, net (Note 5)	520,058	5,636,652		5,782,448
Inventories (Note 6)	374,576	4,059,832		3,818,767
Other current assets, net (Note 7)	8,178	88,641		185,449
Total current assets	1,117,937	12,116,764		11,159,218

Land held for future development (Note 6)	460,663	4,992,897		1,857,397
Property and equipment, net (Note 8)	59,497	644,855		479,510
Goodwill (Note 2)	65,078	705,347		705,347
Other assets (Note 9)	41,463	449,392		639,347
Total	$1,744,638	Ps.	18,909,255	Ps.	14,840,819

Liabilities and stockholders’ equity

Current liabilities:
Current portion of debt and leases (Note 10)	$8,127	Ps.	88,081	Ps.	96,207
Accounts payable (Note 13)	187,134	2,028,256		1,489,230
Land suppliers (Note 14)	311,392	3,375,026		1,810,680
Advances from customers	26,914	291,703		219,550
Accrued expenses and taxes other than income taxes	10,128	109,775		188,567
Income tax	9,410	101,991		103,071
Employee statutory profit sharing	3,526	38,216		20,980
Total current liabilities	556,631	6,033,048		3,928,285

Long-term debt (Note 10)	301,145	3,263,965		3,348,327
Swap payable (Note 11)	20,192	218,847		123,047
Employee retirement obligations (Note 12)	4,649	50,381		41,013
Deferred income tax (Note 22)	186,887	2,025,575		1,479,391
Total liabilities	1,069,504	11,591,816		8,920,063

Stockholders’ equity (Note 15):
Common stock	46,951	508,882		508,882
Additional paid-in capital	291,681	3,161,385		3,161,385
Retained earnings	297,720	3,226,834		1,885,957
Other stockholders’ equity accounts	30,892	334,820		325,543
Majority stockholders’ equity	667,244	7,231,921		5,881,767
Minority interest	7,890	85,518		38,989
Total stockholders’ equity	675,134	7,317,439		5,920,756

Total liabilities and stockholders’ equity	$1,744,638	Ps.	18,909,255	Ps.	14,840,819

See accompanying notes to consolidated financial statements

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006, except earnings per share)

	2006
	(Convenience translation; Note 2.a)	2006		2005		2004

Revenues	$1,195,057	Ps.	12,952,625	Ps.	8,882,159	Ps.	5,713,871
Costs	817,274	8,858,028		6,186,032		3,978,552

Gross profit	377,783	4,094,597		2,696,127		1,735,319

Administrative and selling expenses (Note 19)	120,857	1,309,907		880,082		466,055

Income from operations	256,926	2,784,690		1,816,045		1,269,264

Other income — net (Note 20)	4,244	46,003		24,393		46,276

Net comprehensive financing cost:
Interest expense (Note 21)	59,984	650,140		436,115		142,171
Interest income	(9,674)	(104,851)		(60,673)		(50,308)
Exchange loss (gain)	13,196	143,021		68,114		(7,651)
Monetary position loss	6,828	74,004		32,551		87,422
	70,334	762,314		476,107		171,634
Income before income taxes and employee profit sharing	190,836	2,068,379		1,364,331		1,143,906

Income tax expense (Note 22)	59,563	645,576		442,277		365,170
Employee statutory profit sharing expense (Note 22)	3,266	35,397		9,979		9,163

Consolidated net income	$128,007	Ps.	1,387,406	Ps.	912,075	Ps.	769,573

Net income of majority stockholders	$123,714	Ps.	1,340,877	Ps.	919,063	Ps.	759,825
Net income (loss) of minority stockholders	4,293	46,529		(6,988)		9,748

Consolidated net income	$128,007	Ps.	1,387,406	Ps.	912,075	Ps.	769,573

Weighted average shares outstanding (in thousands)	335,869	335,869		324,953		281,997

Majority stockholders’ basic earnings per share	$0.38	Ps.	3.99	Ps.	2.83	Ps.	2.69

See accompanying notes to consolidated financial statements.

DESARROLLADORA HOMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006)

	Common stock		Additional paid-in capital		Retained earnings		Other stockholders’ equity accounts		Majority stockholders’ equity		Minority interest in consolidated subsidiaries		Total stockholders’ equity (Note 15)

Balances as of January 1, 2004	Ps.	186,328	Ps.	626,154	Ps.	272,236	Ps.	334,084	Ps.	1,418,802	Ps.	49,489	Ps.	1,468,291

Issuance of common stock	47,145		1,770,329		—		—		1,817,474		5,746		1,823,220
Comprehensive income	—		—		771,218		—		771,218		(1,645)		769,573

Balances as of December 31, 2004	233,473		2,396,483		1,043,454		334,084		4,007,494		53,590		4,061,084

Issuance of common stock	275,409		764,902		—		—		1,040,311		—		1,040,311
Minority dilution	—		—		—		—		—		(7,613)		(7,613)
Capital distribution from acquisition of minority interest	—		—		(76,560)		—		(76,560)		—		(76,560)
Comprehensive income	—		—		919,063		(8,541)		910,522		(6,988)		903,534

Balances as of December 31, 2005	508,882		3,161,385		1,885,957		325,543		5,881,767		38,989		5,920,756

Comprehensive income	—		—		1,340,877		9,277		1,350,154		46,529		1,396,683

Balances as of December 31, 2006	Ps.	508,882	Ps.	3,161,385	Ps.	3,226,834	Ps.	334,820	Ps.	7,231,921	Ps.	85,518	Ps.	7,317,439

See accompanying notes to consolidated financial statements.

DESARROLLADORA HOMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) as of purchasing power of December 31, 2006)

	2006
	(Convenience translation; Note 2.a)	2006		2005		2004
Operating activities:
Consolidated net income	$128,007	Ps.	1,387,406	Ps.	912,075	Ps.	769,573
Add items that did not require the use of resources:
Depreciation	11,633	126,089		64,212		26,070
Loss on sale of subsidiary	—	—		—		1,228
Amortization of intangibles	10,184	110,380		168,622		—
Labor obligations	1,720	18,646		32,470		—
Deferred income tax net of inflation	46,820	507,463		387,793		298,728
	198,364	2,149,984		1,565,172		1,095,599
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	13,452	145,796		(674,567)		(1,425,429)
Inventories and land held for future development	(311,535)	(3,376,565)		(2,287,547)		(1,488,614)
Other assets	20,222	219,147		(348,015)		(159,982)
Increase (decrease) in:
Trade accounts payable	49,733	539,026		242,392		172,937
Land suppliers	144,332	1,564,346		934,687		553,067
Accrued expenses and taxes payable	(7,271)	(78,812)		280,330		—
Other	8,932	96,811		133,308		79,101
Net resources generated by (used in) operating activities	116,229	1,259,733		(154,240)		(1,173,321)

Financing activities:
Proceeds from new borrowings	146,805	1,591,158		4,036,169		434,949
Payments of notes payable	(155,341)	(1,683,646)		(1,807,472)		(403,253)
Change in fair value of financial instruments	8,834	95,800		—		—
Debt issuance cost	(1,155)	(12,523)		—		—
Loans from related parties	—	—		—		32,265
Payment of loans to related parties	—	—		—		(187,404)
Issuance of common stock	—	—		1,040,311		1,823,220
Net resources generated by financing activities	(852)	(9,211)		3,269,008		1,699,777

Investing activities:
Restricted investments	—	—		46,173		(8,394)
Proceeds from sale of subsidiary	—	—		—		51,731
Acquisition of property and equipment	(26,889)	(291,437)		(155,826)		(234,865)
Acquisition of minority interest	—	—		(84,173)		—
Acquisition of BETA, net of cash	—	—		(2,120,041)		—
Net resources used in investing activities	(26,889)	(291,437)		(2,313,867)		(191,528)

Cash, cash equivalents and restricted cash
Net increase	88,488	959,085		800,901		334,928
Balance at beginning of year	126,636	1,372,554		571,653		236,725
Balance at end of year	$215,125	Ps.	2,331,639	Ps.	1,372,554	Ps.	571,653

See accompanying notes to consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

1.             Nature of business

Desarrolladora Homex, S.A.B. de C.V. and subsidiaries (the “Company”) is a vertically integrated company engaged in the development, construction and sale of affordable entry level, middle income and upper-income housing in Mexico.

The Company engages in land acquisition, constructing, marketing and selling homes, obtaining individual financing for its clients and developing communities to satisfy housing needs in Mexico.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the National Workers’ Housing Fund, or Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores (“INFONAVIT”), the Social Security and Services Institute Public-Sector Workers’ Housing Fund, or Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“FOVISSSTE”) and the public mortgage providers such as the Federal Mortgage Society, or Sociedad Hipotecaria Federal (“SHF”). Additionally, the Company participates in the middle-income housing market, where mortgage financing is provided by commercial banks and sociedades financieras de objeto limitado (“sofoles”).

For the years ended December 31, 2006, 2005 and 2004 revenues obtained through INFONAVIT mortgage financing accounted for 75%, 61% and 36%, respectively of the Company’s total revenues; for the remaining revenues the sources from other accounted by 25%, 39% and 64% respectively.

Operating cycle – The Company’s operations present a seasonal cycle: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the project construction starting date.

2.             Basis of presentation

a)             Convenience translation – The financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The statement translations of Mexican pesos amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps. 10.8385   per one U.S. dollar. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at this or any other exchange rate.

b)             Reclassifications - Certain captions shown in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 financial statements as follows:

•             Interest payable has been reclassified accrued expenses to the short term debt and leases, the amount reclassified is Ps. 78,116

•             The accumulated effect of deferred income tax has been reclassified to retained earnings, the amount reclassified is Ps. 152,110.

•             The swap payable was separated from the long-term debt and presented in a single line by Ps. 218,847 in 2006 and Ps.123,047 in 2005.

•             Land trust and land suppliers were reclassified as asset and liability for Ps. 159,500 in 2005

•             The labor obligations shown in the consolidated statement of changes in Stockholders’ equity in 2005 for Ps. (8,541) was reclassified as part of the comprehensive income of the year.

c)             Consolidation of financial statements - The consolidated financial statements include those of Desarrolladora Homex, S.A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership Percentage
Company	2006	2005	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	100%	100%	Rendering of financial services
Administradora Picsa, S.A. de C.V.	100%	100%	Rendering of administrative services and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Rendering of administrative services to affiliated companies
Aerohomex, S.A. de C.V.	100%	100%	Rendering of transportation services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67%	67%	Construction and development of housing complexes
Casas Beta del Centro, S de R.L. de C.V. (1)	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Norte, S de R. L de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing

Casas Beta del Noroeste, S de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S. de R.L de C.V. (2)	100%	100%	Construction and design of housing
Edificaciones Beta del Noroeste, S. R.L. de C.V. (2)	100%	100%	Construction and design of housing
Edificaciones Beta del Norte, S. de R.L. de C.V. (2)	100%	100%	Construction and design of housing
Hogares del Noroeste, S.A. de C.V. (3)	50%	—	Construction and design of housing

Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

(1)           Casas Beta del Centro, S.A. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V., Promotora Residencial Huehuetoca, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V., which are engaged in the promotion, design, construction and sale of entry-level housing.

(2)           To efficiently manage its operations, the Company decided to reduce the number of subsidiaries. Therefore, these companies, as of December 15, 2005, began a process of legal liquidation that entails the transfer of all of their assets and liabilities, at book value, to other companies in the group.

(3)           Hogares del Noroeste, S. A. de C.V. is a 50% owned controlled subsidiary of Desarrolladora Homex, S.A. de C.V., engaged in the promotion, design, construction and sale of entry-level housing.

d)             Acquisition of shares in Controladora Casas Beta, S.A. de C.V. - On July 1, 2005, the Company acquired 100% of the voting stock of Controladora Casas Beta, S.A. de C.V. (“BETA”), whose primary activity is the construction and sale of entry-level housing primarily in the Mexican states of Baja California, Nuevo León and the State of Mexico. The results of BETA’s operations starting July 1, 2005, have been included in the Company’s consolidated financial statements. Among the main reasons for the acquisition of BETA was that, prior to the acquisition, BETA was considered to be the sixth largest homebuilder in Mexico, in terms of the number of units sold. The acquisition of BETA is expected to significantly improve the Company’s financial results and will strengthen its position in the domestic market, enhancing its presence in the three previously mentioned states, which have substantial housing markets where BETA has major construction developments.

The purchase price of BETA was Ps.2,164 million pesos (Ps.2,043 million pesos at nominal value), and the acquisition included the cash purchase of 53% of the shares of BETA for 1.08 billion pesos (Ps.1,066 million pesos at nominal value) and the purchase of the remaining 47% of the shares of BETA in exchange for 22,013,060 shares in the Company with a value of Ps.996 millions pesos (Ps.977 million pesos at nominal value). Upon completion of the acquisition of BETA, it was merged with the Company.

The condensed balance sheet of BETA on the acquisition date, adjusted for the assignment of the acquisition cost to the assets and liabilities assumed, was as follows:

	Balances as of June 30, 2005
Current assets (includes cash of Ps.44,498)	Ps.	2,237,544544
Fixed assets	329,369
Intangible asset (BETA trademark)	470,403
Intangible asset (Backlog)	135,315
Current liabilities	(723,215)
Long-term debt	(904,038)
Minority interest	(86,186)
Net assets acquired	1,459,192
Cost of the acquired entity	2,164,539
Goodwill	Ps.	705,347

The intangible assets represent the value assigned to the BETA trademark and backlog, Both intangibles were determined as part of the assessment performed by the Company to assign the purchase price to the assets acquired and the liabilities assumed. Backlog represents the houses under construction at the date of the purchase of Casas Beta which are expected to be sold in a subsequent period ranging between six and nine months.  The trademark value was established by independent appraisers and the backlog was determined internally.

The goodwill resulting from the acquisition of BETA represents the benefit the Company expects to obtain from increasing its position in major housing markets in the State of Mexico and in the cities of Monterrey and Tijuana, and expected future synergies from the combination of the businesses.

In the consolidated statement of income for the period from July 1, 2005 to December 31, 2005, BETA contributed net revenues of Ps. 2,061,381, operating income of Ps. 620,951 and net income of Ps. 372,982.

For the years ended December 31, 2005 and 2004, proforma total consolidated revenues of the Company if Beta had been acquired on January 1, 2004, are Ps.10,204,222 and Ps. 8,379,087, respectively; proforma operating income was Ps. 2,196,827 and Ps. 1,801,100, respectively; proforma net income was Ps. 1,199,744 and Ps. 1,087,504, respectively; and proforma basic and diluted earnings per share was Ps.3.68 and Ps.3.84, respectively.

e)             Acquisition of shares of Super Abastos Centrales y Comerciales, S.A. de C.V. - In February 2005, Casas Beta del Centro, S.A. de C.V. (“Beta del Centro”), , acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. (“SACC”) in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.12,581, which was identified and recorded in the inventory of the development project. With this percentage of stock acquired, under the agreements signed with SACC shareholders, Beta del Centro has a controlling interest in SACC as of the acquisition date and consolidates SACC.

On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC’s outstanding shares for Ps. 145,668. The excess cost of the shares acquired from minority owners totaled Ps.76,560, which was recorded as a capital distribution, since this was a transaction between common shareholders.

f)             Merger - On May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with MFRS Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. This transaction resulted in a gain of Ps. 11,393, which was accounted for as an increase in retained earnings.

3.                                      Summary of significant accounting policies

The significant accounting policies and practices observed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (MFRS), which are comprised of the bulletins issued by the Mexican Institute of Public Accountants that have not yet been modified, replaced or abolished by the MFRS, as well as the MFRS issued by the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”).

The MFRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the MFRS will hereinafter be referred to by their original name or rather, either as “MFRS” or a “Mexican Accounting Bulletin”, as the case may be.

The accompanying financial statements at December 31, 2006, 2005 and 2004 and their corresponding notes were authorized for their issuance and approved by the Finance Director (CFO), Alan Castellanos Carmona and the Controller, Angel García Vázquez as well as by the Audit Committee on June 30, 2007 and request approval by the Company’s board of directors.

a)                                      New accounting policies

MFRS A-1, Structure of Financial Reporting Standards

MFRS A-1 collects all the previously basic principles issued by the commission of accounting principles (CPC) adding only the concept of economic substance. Such concept establishes that the economic substance must be considered in the financial reporting process in order to recognize the transactions, internal transformations and other economic events affecting the entity, based on its economic nature and not only on its legal nature, whenever both are met. This bulletin became effective January 1 2006.

MFRS A-3, User Needs and the Objectives of Financial Statements

MFRS A-3 establishes, among other provisions, that the statement of changes in financial position or a statement of cash flows must be presented. This bulletin became effective starting 2006.

MFRS A-5, Basic Elements of the Financial Statements

MFRS A-5 includes a new classification of revenues and expenses as either ordinary or nonordinary. Ordinary revenues and expenses derive from usual transactions or events; that is, those that are directly related to the Company’s own business purposes, whether they are frequent or not. Nonordinary revenues and expenses derive from unusual transactions or events, whether they are frequent or infrequent. This bulletin became effective January 1, 2006.

Also, this MFRS considers the reclassification to “other comprehensive income accounts” when the net assets, source of those accounts, are realized.

However, MFRS Bulletin B-3 Income Statement, effective January 1, 2007, issued by the CPC, does not mention this reclassification. Therefore, the income statement is presented according to the rules provided in Bulletin B-3 outstanding at December 31, 2006, and in accordance to the provisions of INIF-3.

MFRS A-7, Preparation and Disclosure

MFRS A-7 requires that the financial statements be prepared on a comparative basis with those of at least the preceding period. MFRS A-7 also requires that the date on which the issuance of the financial statements was approved be disclosed in the financial statements. This bulletin became effective January 1, 2006.

MFRS A-8 Supplementation

FRS A-8 establishes the requirements and procedure for the application of supplementary financial reporting standards, effective starting 2006.

MFRS B-1, Accounting Changes and Corrections of errors

MFRS B-1 establishes that accounting changes, reclassifications and corrections of errors must be recognized retrospectively, and therefore the financial statements being affected presented on a comparative basis with the most recent financial statements must be adjusted from the beginning of the earliest period being presented. This standard is effective January 1, 2006.

Interpretation of MFRS 4 Presentation of Employee Profit Sharing in the Statement of Income

IMFRS 4 establishes that employee profit sharing shall no longer be presented as a tax provision, but instead, such item shall be included in the income statement as an ordinary expense. This IMFRS is effective on January 1,2007

MFRS B-13, Subsequent Events

MFRS B-13 modifies the prior rules related to subsequent events disclosures, establishing that when the restructuring of assets and liabilities occurs in the subsequent period they must be disclosed in the notes to the financial statements only without affecting the body of the financial statements for these events, as previously provided by Bulletin B-13.

MFRS B-7, Business acquisitions

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

MFRS D-3 Severance payments

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

b)                                      Revenue and cost recognition - Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

•                                          The homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;

•                                          The Company establishes that the homebuyer will obtain the required financing from the mortgage lender;

•                                          The homebuyer has signed a purchase agreement whereby he is liable for payment once the purchase is effected; and

•                                          The homebuyer has made a down payment, total or partially, where down payments are required.

c)                                      Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. The factor used to restate the prior year balances was 1.040532. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following line items:

Other stockholders’ equity accounts - Includes the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain from holding nonmonetary assets, which resulted from restating certain nonmonetary assets above inflation.

Monetary position result - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (“NCPI”) factors to the monthly net monetary position. Losses result from maintaining a net monetary asset position.

Stockholders’ equity - Stockholders’ equity accounts were restated based on adjustment factors derived from the NCPI.

d)                                      Use of estimates - In conformity with Mexican Financial Reporting Standards, the preparation of financial statements requires the use of estimates and assumptions in certain areas.  Actual results could differ from these estimates.

e)                                      Cash and cash equivalents - Cash and cash equivalents consist basically of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

f)                                        Allowance for doubtful accounts - The Company’s policy is to provide for doubtful accounts based balances of accounts receivable inactive, applying several percentages based on their aging status.

g)                                   Inventories and costs of sales - Finished construction, construction-in-process and land for development are recorded at acquisition cost and restated using the NCPI. Cost of sales is also restated by applying such index.

Land for future developments refers to land reserves yet to be developed by the Company. Land for future development is recorded at acquisition cost and is restated by applying factors derived from the NCPI.

The company has land trusts agreements for the homebuilding development sites, in where each one of the trustee participates in the income generated by these developments in percentages that vary between 9% and 14% for lands nonurbanized and 32% for urbanized lands. According with the agreements the Company recognizes the land as inventory when the construction process starts (only for the portion of land used).

h)                                     Property and equipment - Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and 10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

The value of property and equipment is reviewed whenever there are indications of impairment. Please refer to note 3 k) for our accounting policy regarding impairment of long-lived assets.

In the case of projects under construction, the Company’s policy is not to capitalize its comprehensive financing cost as part of its assets.

i)                                        Leases – The Company classified the lease arrangements of property and equipment as operative or capital leases according with the guideline of Bulletin D-5 issued by CINIF. Lease agreements are recognized as capital leases if they meet at least one of the following conditions:

a)                                      Under the agreement, the ownership of the leased asset is transferred to the lessee upon termination of the lease.

b)                                     The agreement includes an option to purchase the asset at a reduced price.

c)                                      The term of the lease is basically the same as the remaining useful life of the leased asset.

d)                                     The present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value.

When the lessor retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

j)                                      Goodwill - Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the date of purchase in accordance with the purchase method of accounting.

As of January 1, 2005, the Company adopted the requirements of Mexican accounting Bulletin B-7, Business Acquisitions, issued by the Mexican Institute of Public Accountants.  As a result, the Company values all of its business and associated entity acquisitions using the purchase method and no longer amortizes its goodwill.

Goodwill is recorded initially at acquisition cost and then restated using adjustment factors derived from the NCPI.

Goodwill is subject to annual impairment tests, and is adjusted for any impairment losses.

k)                                    Impairment of long-lived assets in use - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

l)                                        Other assets - Debt issuance costs are capitalized and restated by applying the NCPI. Amortization is calculated using the straight-line method over the term of the loan. The value assigned to the BETA trademark and backlog is restated by applying the NCPI and amortized using the straight-line method over five years for the trademark and between six and nine months for the backlog, which represent their estimated useful lives.

m)                                  Employee retirement obligations - The Company has a defined-benefit pension plan that covers all of its employees. Pension benefits are determined based on the provisions of the Mexican Federal Labor Law.

Seniority premiums and termination payments are recognized periodically based on independent actuarial computations, using the projected unit-credit method and financial assumptions net of inflation.

Under Mexican Labor Law, workers are entitled to certain benefits at the time of their separation from the Company under certain circumstances

n)                                     Business acquisitions - All business acquisitions are recognized and valued initially by the purchase method, which includes the cash delivered or its fair value equivalent.

o)                                      Derivative financial instruments – Derivative financial instruments are used for hedging purposes. On January 1, 2005, Bulletin C-10 “Derivative Financial Instruments and Hedging Operations,” issued by the Mexican Institute of Public Accountants, came into effect and modified the rules to recognize and value these instruments. In the years ended December 31, 2006 and 2005, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed (both assets and liabilities).Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term. The changes in the fair value of derivative financial instruments that do not qualify as hedging instruments are recognized in income as an exchange loss.

p)                                      Liabilities, provisions, contingent assets and liabilities and commitments - Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will probably give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

Contingent liabilities are recognized when they will probably result in the use of economic resources  for their settlement.  Also, commitments are only recognized when they will generate a loss.

q)                                      Income tax, asset tax and employee statutory profit sharing - Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax asset and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The asset tax paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

r)                                      Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

Note 16 shows the consolidated net position in foreign currency at the end of each year and the exchange rates used in the translation of these balances.

s)                                      Earnings per share - Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities; therefore, basic and diluted earnings per share are the same.

t)                                        Comprehensive income - Comprehensive income is the change in stockholders’ equity which consists of the net income or loss for the year, plus the effect of labor obligations, the effect of deferred taxes on items applied directly to stockholders’ equity, as well as the effect of minority interest.

4.                                      Cash and cash equivalents

	2006		2005

Cash	Ps.	99,416	Ps.	1,075,347
Cash equivalents	2,232,223		296,883
	Ps.	2,331,639	Ps.	1,372,230

Cash and cash equivalents consist basically of bank deposits and highly liquid investments.

5.                                      Trade accounts receivable

	2006		2005
As promoter:
Due from customers(1) (2)	Ps.	747,294	Ps.	791,994
Unbilled revenues on developments in progress	4,616,037		4,597,054
Other debtors	104,709		151,312
Services	51,889		125,075
	5,519,929		5,665,435
Allowance for doubtful accounts	(70,889)		(27,978)
	5,449,040		5,637,457
Recoverable value-added taxes	191,603		176,340
	5,640,643		5,813,797
Trade accounts receivable long-term	(3,991)		(31,349)

	Ps.	5,636,652	Ps.	5,782,448

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

Because of the varied composition of its receivables, the Company does not believe that it has a significant concentration of credit risk. While some of its receivables are from homebuyers, the majority are from entities in the home finance business, including those supported by the Mexican Government, which have different characteristics than the remainder of the receivables.

(1)                                  These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES, commercial banks and homebuyers.

(2)                                  The Company participates in a government program referred to as “Programa de Entrega Anticipada de Vivienda INFONAVIT” (formely known as “Programa de Liquidez Electronica”). This program provides for factoring of INFONAVIT receivables without recourse thereby providing for more timely collection.

6.                                      Inventories

	2006		2005
Land:
Titled land	Ps.	2,192,978	Ps.	2,165,175
Contracted land	4,144,649		2,016,897
Advances to land suppliers	521,291		5,970
	6,858,918		4,188,042
Land for future developments	(4,992,897)		(1,857,397)
Total land	1,866,021		2,330,645

Other inventories:
Construction-in-progress	1,143,788		1,191,684
Finished construction	32,370		3,286
Construction materials	355,824		244,142
Advances to suppliers	661,829		49,010
Total other inventories	2,193,811		1,488,122
Total inventories	Ps.	4,059,832	Ps.	3,818,767

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as a part of current assets, and classifying all remaining land as non-current assets.

The company utilizes certain land trust agreements in order to obtain supply of land for construction purposes. As December 31, 2006 and 2005 the Company has recognized Ps. 90,106 and Ps. 159,500, related to this inventory, which are part of the “contracted” land inventory.

7.                                      Other current assets

	2006		2005

Sales commissions paid in advance	Ps.	78,797	Ps.	147,867
Commissions and subscriptions pending amortization	—		2,298
Insurance and bond contracts	8,163		21,383
Prepaid interest	1,681		6,614
Other	—		7,287

	Ps.	88,641	Ps.	185,449

8.                                      Property and equipment

	2006		2005

Buildings	Ps.	229,071	Ps.	24,855
Machinery and equipment	424,639		303,587
Transportation equipment	77,237		48,484
Air transportation equipment	38,256		36,458
Office furniture and equipment	43,381		30,540
Computers	37,946		39,703
Communication equipment	15,004		11,123
Construction-in-process	—		78,543
	865,534		573,293
Accumulated depreciation	(249,262)		(123,173)
	616,272		450,120
Land	28,583		29,390

	Ps.	644,855	Ps.	479,510

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was Ps. 126,089, Ps. 64,212, and
Ps. 26,070, respectively.

9.                                      Other assets

	2006		2005

Net value of the “BETA” trademark	Ps.	318,689	Ps.	425,620
Net value for backlog	—		11,461
Receivables from Proyectos y Servicios Alce Blanco, S.A. de C.V.	—		48,360
Trade accounts receivable long-term (Note 5)	3,991		31,349
Debt issuance costs, net	79,445		78,605
Intangible asset from employee retirement obligations	21,345		24,215
Deposits in guarantee	24,010		3,870
Investment in associates	1,000		2,466
Other accounts receivable	912		13,401
	Ps.	449,392	Ps.	639,347

Amortization expense for the years ended December 31, 2006 and 2005 was Ps.110,380 and Ps.168,622, respectively. For the year ended December 31, 2004 the Company did not have intangibles subject to amortization. The expected amortization of the Beta trademark and debt issue costs for the years 2007 to 2015 is as follows:

Year	Amortization
2007	Ps	99,881
2008	99,881
2009	99,881
2010	54,356
Thereafter	44,135
	Ps	398,134

10.                               Long-term debt

At December 31, 2006 and 2005 the long-term debt consisted of the following:

	2006		2005

Bond issuance (Senior guaranteed notes) with Credit Suisse First Boston and Merry Lynch, guaranteed by PICSA, DECANO and other subsidiary companies, for US$250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually	Ps.	2,709,625	Ps.	2,764,045
HSBC México, S.A. A credit line of Ps.1,081 million granted on July 1, 2005, with semiannual payments beginning on March 14, 2008, maturing on September 14, 2010, bearing interest at the Mexican Interbank Equilibrium Interest Rate (TIIE) plus 1% at December 31, 2006. Proceeds were used to purchase BETA.	540,500		562,408
GE Capital, S.A. Line of credit granted by GE Capital to Aerohomex, S.A. de C.V., to purchase an executive jet for US$2.3 million, on July 29, 2005, maturing on July 29, 2010, at an interest rate of 7.4%.	18,733		24,262
Capital leases	8,389		15,703
Interest Payable	74,799		78,116
	3,352,046		3,444,534
Less current portion	(88,081)		(96,207)
Total long-term debt	Ps.	3,263,965	Ps.	3,348,327

Covenants

Loan convenants require the company and its subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to stockholders’ equity unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt.

Financial covenants require the company to maintain:

•                  a ratio of total stockholders’ equity to total debt of more than 1.0 to 1.0,

•                  a ratio of the earnings before interest, taxes, depreciation and amortization (EBITDA) to the short term debt (including the interest payable) of at least 3.0 to 1.0;

•                  operational restrictions on the working capital,

There are also restrictions applicable to additional debt based on EBITDA levels.

In the event the Company does not comply with any of the above provisions, there is a resulting limitation on its ability to pay dividends to the stockholders.

As of December 31 2006. the company was in compliance with the financial covenants contained within its debt agreements.

Senior guaranteed notes exchange offer

In January 2006, the company completed an Exchange Offer related to all of its 7.50% Senior Guaranteed Notes. The new notes have been registered pursuant to the Securities Act of 1933. Otherwise, the terms of the “Old” Senior Guaranteed Notes and the “New Senior” Guaranteed Notes are identical. The Company incurred Ps. 12,523 in incremental direct costs associated with the Exchange Offer. These amounts are included with other debt issue costs (see Note 9) and will be amortized over the remaining life of the Senior Guaranteed Notes.

Debt maturities

As of December 31, 2006, long-term debt matures as follows:

Year	Amount
2008	Ps.	184,790
2009	184,790
2010	184,790
2015	2,709,595
	Ps.	3,263,965

The value of the Banking Interest Rate (“TIIE”) published on the Diario Oficial de la Federación at December 31, 2006 and 2005 was 7.3675% and 8.54% respectively. Exchange rate used to convert debt denominated in US Dollars was Ps. 10.8385 and Ps. 10.6255, respectively.

11.                               Financial Instruments

In order to convert the principal of the U.S. dollar bonds to Mexican pesos, in September 2005 the Company entered into two “Principal Only Swaps” with a notional value of US$250 million, which entitles the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of Ps.10.83 per dollar. As part of the derivatives estructure, the Company will pay interest of 2.92% a year on the total notional amount in U.S. dollars, in semiannual payments. The transaction is an economic hedge, but because it does not meet current hedge accounting requirements, it was classified and recorded as a trading derivative. As of December 31, 2006 and 2005, the fair value of this derivative was Ps. 218,847 (US$20.2 million) and Ps.123,047 (US$11.3 million) respectively, which represents the estimated present value of future cash flows to be paid out by the Company. This unfavorable balance does not represent cash outlay given the structure of Principal Only Swaps. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost within the exchange losses account.

12.                               Employee retirement obligations

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

As of December 31, 2006 and 2005, the present values of these obligations and the rate used for the calculations are:

	2006		2005

Accumulated benefit obligation	Ps.	50,381	Ps.	41,013

Projected benefit obligation	Ps.	56,047	Ps.	46,752

Unrecognized items:
Transition liability	(21,345)		(24,215)
Non-recognized actuarial losses	(18,432)		(14,280)
Net projected liability	16,270		8,257
Additional liability	34,111		32,756
	Ps.	50,381	Ps.	41,013

Integration of Net Period Cost:
Labor cost	Ps.	8,528	Ps.	3,554
Financial Cost	2,758		1,372
Transition Liability	2,858		2,660
Actuarial losses	1,351		—
Inflation adjustment	541		671
Net period cost	Ps.	16,036	Ps.	8,257

The transition liability will be amortized in a 10 to 22 year period, which is the average labor life remaining for the employees, related to indemnities and seniority premiums respectively

The rates used in the actuarial analysis are as follows:

	2006	2005

Discounts of labor obligations	5.25%	5.50%
Real salary increases rate	1.25%	1.50%
Inflation rates	4.00%	3.30%

As of December 31, 2006 and 2005 the additional liability was Ps.34,111 and Ps.32,756, respectively; the intangible asset which was included as part of the other assets, amounted to Ps.21,345 and Ps.24,215, respectively. The accumulated effect in the stockholders’ equity as of December 31, 2006 and 2005 was Ps. 9,277 and Ps.(8,541), respectively.

13.                               Accounts payable

	2006		2005

Suppliers	Ps.	1,335,183	Ps.	1,011,786
Revolving lines of credit	389,462		221,546
Other creditors	303,611		255,898

Total accounts payable	Ps.	2,028,256	Ps.	1,489,230

The Company has helped its suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera. In relation to this program, the Company established a trust fund called Fiedicomiso AAA-Homex with Nacional Financiera, S,N.C. (“Nafinsa”), which granted a line of credit for Ps.390,000 with a guarantee fund of Ps. 36,235 (investment account). Under this program, the AAA-Homex trust can dispense of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As of December 31, 2006 and 2005, Ps.36,235 is invested in the reserve fund, in compliance with the trust contract. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company. As of December 31, 2006 and 2005, this factoring program encompassed approximately 1,000 suppliers and amounts of Ps. 199,121 and Ps.221,539, respectively, whose financing was covered by the suppliers themselves.

14.                               Land suppliers

	2006		2005

Land suppliers	Ps.	3,375,026	Ps.	1,810,680

This balance represents the outstanding balance payable within the next year to suppliers of land.

15.                               Stockholders’ equity

a.                                       Common stock at par value (historical pesos) as of December 31, 2006 and 2005 is as follows:

	Number of Shares		Historical Amount as of
	2006	2005	2006		2005

Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b.                                      Majority stockholders’ equity consists of the following as of December 31, 2006 and 2005:

2006	Historical Amount		Inflation Effects		Restated Amount

Common stock	Ps.	425,443	Ps.	83,439	Ps.	508,882
Additional paid-in capital	2,807,077		354,308		3,161,385
Retained earnings	2,411,625		815,209		3,226,834
Other stockholders’ equity accounts	—		334,820		334,820

	Ps.	5,644,145	Ps.	1,587,776	Ps.	7,231,921

2005	Historical Amount		Inflation Effects		Restated Amount

Common stock	Ps.	425,443	Ps.	83,439	Ps.	508,882
Additional paid-in capital	2,807,076		354,309		3,161,385
Retained earnings	1,747,449		138,508		1,885,957
Other stockholders’ equity accounts	—		325,544		325,543

	Ps.	4,979,968	Ps.	901,800	Ps.	5,881,767

c.                                       Pursuant to a resolution of the general ordinary stockholders’ meeting on May 26, 2004, variable common stock was increased by 8,481,673 no-par value Series B, Sub Series B1 shares for Ps.4,699 (Ps. 4,236 historical pesos) through cash contributions. Shares were paid at Ps.0.49942646 each.

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

e.                                       A meeting of the Board of Directors of Desarrolladora Homex, S.A. de C. V. approved a resolution, among others, to increase common stock by Ps.42,445 (Ps.38,257 historical pesos) to the amount of Ps.166,636, which is represented by 313,856,490 shares. Consequently, the board approved the cancellation of 7,130,000 shares, which were issued by the stockholders’ ordinary and extraordinary meeting held on June 1, 2004, which were not available for subscription in the public offering. Furthermore, it was agreed to modify the first paragraph of article six of the corporate bylaws to reflect the following:

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

g.                                      The stockholders’ general extraordinary meeting held on June 30, 2005 approved, among other resolutions, an increase in fixed capital derived from the merger with Controladora Casas Beta, S.A. de C.V. (see Note 2), for a total of 22,013,060 common nominative single series shares at no-par value, which were delivered to stockholders of the merged company as released stock in exchange for the shares they owned in the merged company, which was canceled pursuant to such merger at a ratio of 134.7807 shares of the Company for every share of the merged company.  Accordingly, capital stock increased by Ps.258,808, at par value, with a share subscription premium of Ps.718,792 at par value, equivalent to Ps.275,409 and Ps.764,902 constant Mexican pesos, respectively.

h.                                      Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserves as of December 31, 2006 and 2005 amounted $101,776 and $59,197, respectively and are included as part of the retained earnings.

i.                                          Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2006, and 2005, the ISR rate was 28% and 29%, respectively. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

j.                                          The balances of the stockholders’ equity tax account as of December 31 are:

	2006		2005

Contributed capital account	Ps.	3,670,265	Ps.	3,670,265

Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to the payments of income tax at the rate in force. At December 31, 2006 and 2005, the Company had no CUFIN balance.

k.                                       The accumulated effect of the deferred income taxes is part of the retained earnings.

16.                               Foreign currency balances and transactions

a.                                       At December 31, 2006 and 2005 the foreign currency monetary position is as follows:

	2006		2005
Thousands of U.S. dollars:
Monetary assets	$114,353		$174
Monetary liabilities	(310,953)		(355,196)

Monetary liability position, net	$(196,600)		$(355,022)

Equivalent in Mexican pesos	Ps.	(2,130,849)	Ps.	(3,772,286)

b.                                      Nonmonetary assets of foreign origin at December 31, 2006 are as follows:

	Currency	Foreign Currency Balance	Equivalent in Mexican Pesos
		(in thousands)
Air transportation equipment	U.S. dollars	$3,529	Ps.	38,256

c.                                       The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,			June 30,
	2006	2005	2004	2007

U.S. dollar	10.8385	10.6255	11.15	10.7946

17.                               Transactions with related parties

The Company is a party to an administrative service agreement with two entities whose principal owners are officers of the Company (Serviasesorías and Administradores de la Empresa en Equipo) for which PICSA paid a 5% based on total expenses. The amounts paid for those services totaled Ps.85,035, Ps.50,090 and Ps.50,599 in 2006, 2005 and 2004, respectively.

An analysis of balances due from/to related parties at December 31, 2006 and 2005 is as follows:

	2006		2005
Due from:
Administradores de la empresa en equipo, S.C. (1)	Ps.	628	Ps.	—
	Ps.	628	Ps.	—
Due to:
Serviasesorías, S.C. (2)	Ps.	5,062	Ps.	—
Administradores de la empresa en equipo, S.C. (2)	—		1,905
	Ps.	5,062	Ps.	1,905

(1) This balance is a component of the account receivable due from customers.

(2) These balances are components of the supplier account.

Additionally, in 2006 the Company entered into transactions with its shareholders and companies affiliated with the shareholders. Its affiliates Hipotecaria Crédito y Casa, S.A. de C.V. and Credito Inmobiliario, S.A. de C.V. provide mortagages to the Company’s homebuyers with respect to certain of the homes sold by the Company (approximately 0.1% of the mortagages obtained by the homebuyers were provided by related parties).

18.                               Segment reporting

Subsequent to the hiring of a new Chief Operating Decision Maker (CODM) in late 2006, we began to generate separate reports by affordable entry level and middle income operations, which is why the Company began reporting segment information in its 2006 financial statements.  Prior to 2006, such reports were not generated. The following segment reporting information is presented according to the information use by management for purposes of decisions taken. The Company segregates the financial information by operation segments, considering the operational and organizational structure of the business (which was established by house models as explained in the next paragraph), according to the provisions of Bulletin B-15 “Información financiera por segmentos”. The information presented in 2005 and 2004 is included for comparative purposes.

General description of the products

Mexico’s developer-built housing industry is divided into three tiers according to cost:  affordable entry-level, middle-income, and residential. The prices of affordable entry-level range between Ps.173 and Ps.399, middle-income homes range between Ps.400 and Ps. 1,700 and residential homes have a price above Ps. 1,800. The focus is to provide affordable entry-level and middle-income housing for our clients.

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2006, affordable entry-level homes had an average sales price of approximately Ps.234. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2005, middle-income homes had an average sales price of approximately Ps.551. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. A completed middle-income home is delivered in approximately twelve to fourteen weeks from the time a buyer obtains a mortgage approval.

Revenues from “residential” house models amounted to Ps. 12,952,625, Ps. 8,882,159, and Ps. 5,713,871, in 2006, 2005 and 2004, respectively. For the purposes of disclosing information about segments present below, the middle-income and residential operating segments were aggregated since both segments have similar economic and basic characteristics, such as profit margin, nature of the construction process, type of customers, regulatory environment and others.

The following table shows the operating results by each segment identified as of December 31, 2006, 2005 and 2004:

Ending year as of December 31, 2006	Entry-level		Middle-income		Consolidated

Revenues	Ps.	10,162,155	Ps.	2,790,470	Ps.	12,952,625
Income from operations	2,184,823		599,867		2,784,690
Depreciation and amortization	185,525		50,944		236,469

Ending year as of December 31, 2005	Entry-level		Middle-income		Consolidated

Revenues	Ps.	6,935,019	Ps.	1,947,140	Ps.	8,882,159
Income from operations	1,448,437		367,608		1,816,045
Depreciation and amortization	185,703		47,131		232,834

Ending year as of December 31, 2004	Entry-level		Middle-income		Consolidated

Revenues	Ps.	4,520,556	Ps.	1,193,315	Ps.	5,713,871
Income from operations	1,015,411		253,853		1,269,264
Depreciation and amortization	20,856		5,214		26,070

The income from operations caption on the table above was calculated as the total revenue from each segment, less allocated the total consolidated operating cost and expenses. The allocation of total operating cost and expenses into the segments was based on the percentage that the sales in each segment represent of the total consolidated sales. Depreciation and amortization expense is allocated to each segment using the same basis as operating cost and expenses.

The Company does not segregate their total assets by operating segment.

19.                               Operating expenses

	2006		2005		2004

Administrative	Ps.	573,670	Ps.	381,842	Ps.	251,214
Selling	645,183		450,868		214,841
Amortization expense BETA trademark	91,054		47,372		—

	Ps.	1,309,907	Ps.	880,082	Ps.	466,055

20.                               Other income

	2006		2005		2004

Recovery of taxes	Ps.	—	Ps.	—	Ps.	37,224
Other income, net	46,003		24,393		9,052
	Ps.	46,003	Ps.	24,393	Ps.	46,276

21.                               Interest expense

	2006		2005		2004

Interest expense related to senior guaranteed notes	Ps.	316,669	Ps.	78,116	Ps.	—
Other interest expense	237,362		293,024		108,823
Commissions and financing costs*	96,109		64,975		33,348
	Ps.	650,140	Ps.	436,115	Ps.	142,171

*                                         Includes the commissions paid to INFONAVIT, when obtaining approval of individual financing for its clients. These commissions facilitates the sales of houses and cash recovery. Therefore, the Company considers these commissions as part of its financing costs. The balances for 2006, 2005 and 2004 were $49,881, $31,318 and $10,115 respectively.

22.                               Income taxes, asset tax and employee statutory profit sharing

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

a.                                       At December 31, 2006, 2005 and 2004, ISR and PTU consist of the following:

	2006		2005		2004
ISR:
Current	Ps.	138,113	Ps.	187,123	Ps.	2,509
Deferred	507,463		268,521		422,963
Effect of reduction in statutory rate on deferred ISR	—		(13,367)		(60,302)

	Ps.	645,576	Ps.	442,277	Ps.	365,170

PTU:
Current	Ps.	35,397	Ps.	12,443	Ps.	1,668
Deferred		—		(2,464)		7,495
	Ps.	35,397	Ps.	9,979	Ps.	9,163

To determine deferred ISR at December 31, 2006 and 2005, the Company applied the different tax rates that will be in effect beginning in 2007 and 2006, respectively, to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the income tax provision table above and in the rate reconciliation table below under the caption effect of reduction in statutory rate on deferred ISR. In addition, in accordance with tax regulations in effect as of 2005, certain subsidiaries elected to amortize the tax inventory of Ps 400,166 at December 31, 2004 into taxable income over an 8-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

b.                                      The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU is:

	2006	2005	2004
	%	%	%

Statutory rate	29	30	33
Add (deduct) effect of permanent differences mainly:
Nondeductible expenses	1	1	1
Difference between book and tax inflation effects	3	2	3
Effect of reduction in statutory rate on deferred ISR	(2)	(1)	(5)

Effective tax rate	31	32	32

c.                                       At December 31 2006 and 2005, the main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2006		2005

Deferred ISR asset:
Effect of tax loss carryforwards	Ps.	394,870	Ps.	158,385
Construction-in-process	421,770		286,730
Derivative financial instruments	61,277		34,576
Labor obligations, net	8,130		—
Accrued liabilities	—		29,657
Advances from customers	—		22,316
Allowance for doubtful accounts	16,838		8,090
PTU liability incurred	12,137		5,754
Others	30,424		7,435
Asset tax recoverable	6,760		60,458
Deferred ISR asset	952,206		613,401

Deferred ISR liability:
Trade accounts receivable	(1,233,050)		(1,340,070)
Inventories (1)	(1,456,304)		(525,665)
Property and equipment	(57,919)		(25,971)
Other assets	(51,253)		(49,548)
Beta trademark	(92,419)		(118,825)
Debt issuance costs	(22,220)		(20,404)
Labor obligations, net	—		(6,869)
Prepaid expenses	(4,696)		(5,440)
Additional liability (1)	(59,920)		—
Total liability	Ps.	(2,025,575)	Ps.	(1,479,391)

(1)                                  In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and instead, purchases of inventory and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to accumulate the December 31, 2004 inventory balance into taxable revenue. However, as result of the Company’s interpretation at the transition rules established by MITLA, did not accumulate its inventory balances. Also the Company recorded an additional deferred tax liability in the amount of Ps. 59,920 to account for the difference in net income for the period for which the Company did not pay taxes. This additional liability relates to the inventory item and a tax law change described above as it is the source of income for which the Company did not pay taxes.

d.                                      Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions.  Amounts as of December 31, 2006 and expiration dates are:

	Tax Loss		Recoverable
Year of Expiration	Carryforwards		IMPAC
2009	Ps.	2,785	Ps.	—
2010	441		—
2011	56		—
2012	8,763		657
2013	283,324		1,125
2014	307,506		2,093
2015	253,097		1,489
2016	554,285		1,396
	Ps.	1,410,257	Ps.	6,760

e.                                       The asset tax, which is a minimum income tax, is payable based on 1.8% of the average value of most assets net of certain liabilities. The balances as of December 31, 2006 and 2005 of the asset tax was Ps.6,760 and Ps.60,458, respectively.

23.                               New accounting principles

On December 22, 2006 the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) issued the MFRS B-3 “Statement of Income”, MFRS C-13 “Related parties” and MFRS D-6 “Capitalization of the Comprehensive Financing Cost”, these standards will take place in the fiscal years beginning January 1, 2007. The Company is evaluating the effects of these new accounting principles.

MFRS B-3, Statements of Income:

MFRS B-3 establishes a new approach for identifying revenues, costs and expenses as either "ordinary" or "nonordinary".

With this new approach, the classification of special and extraordinary items, as established by the previous Bulletin B-3 and certain specific MFRSs, has been eliminated and the primary sections of the statements of income have been redefined, to provide a new classification of either “ordinary" or “earning levels”. As well, the caption “Initial accumulated effect of accounting changes” has been eliminated from the income statement, as the above-mentioned MFRS B-1, requires that any effect derived from an accounting change affecting the financial information from prior years must be recognized in the financial statements of such years and should not affect the current-year results of operations.

MFRS C-13, Related Parties:

MFRS C-13 broadens the concept of related parties to include joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. This standard obligates entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not.  MFRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm’s length, provided that it can be demonstrated. Finally, MFRS C-13 also requires entities to disclose information on the compensation paid to the entity’s key managerial personnel or relevant Company directors.

MFRS D-6, Capitalization of the Comprehensive Financing Cost:

MFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which was previously optional. CFC is defined as the net amount of interest expense, foreign exchange rate differences, net monetary position result, changes in the fair value of hedging instruments and other related costs (such as amortization of premiums, discounts on issuance of debt instruments and taxes paid on interests on behalf of third parties). MFRS D-6 establishes the conditions necessary for the capitalization of CFC, as well as guidelines for determining when such capitalization must cease.

24.       Subsequent Events

During the first quarter of 2007, the Company recovered from the tax authorities Ps.287,614 of added value tax related to the fiscal years 2004 and 2005. This claim was pending final resolution as of December 31, 2006.

25.       Commitments, contingencies and gain contingency

Commitments:

a) At December 31, 2006, the Company has leased machinery and equipment for periods ranging from nine to ten years.

b) The minimum lease payment obligations under these contracts at December 31, 2006, are as follows:

	2006

2007	Ps.	25,962
2008	25,915
2009	25,898
2010	25,875
2011	25,157
2012 and thereafter	1,198
Total	130,005

The rent expense for the years ended December 31, 2006, 2005 and 2004 amounted Ps. 15,665, Ps. 11,240 and Ps. 8,165, respectively

Contingencies

The Company grants a two year guarantee for construction defects to all of its customers, which could be derived from the Company’s own activities, by defects in the construction materials provided by third parties (electrical installations, plumbing gas, waterproofing, etc.) or by other circumstances not within the control of the Company. However, the Company obtains a bail and a security fund from its contractors in order to cover any client claims, by withholding a guarantee deposit, which is reimbursed to the contractors once the guarantee period is over. This security fund amounted to Ps. 30 million and Ps. 18 million at December 31, 2006 and 2005 respectively and it is presented in the "Accounts payable" account on the balance sheet. Also, the Company obtains insurance for any visual or hidden defect that the construction might have, which also covers the guarantee period.

Arbitration process gain contingency

We have an arbitral procedure filed against Controladora Casas Beta, S. de R.L. de C.V., Corporación Cinco Siete, S.A. de C.V., IXE Banco, S.A. Institución de Banca Múltiple, IXE Grupo Financiero División Fiduciaria and the Messers. Alfredo Sefami Mizraje, Carlos Romano y Micha, Elías Romano Guakil, Alberto Romano Guakil, Naftoli Mishkin Antokilski and Juan Pablo Baights Lastiri. We filed this procedure on August 7, 2006, with the clerk of the Internacional Arbitration Court of the CCI, in which we claimed indemnity for several losses derived from the purchase/sale of shares contract dated June 14, 2005, for a total of approximately Ps. 329,384. At the date of preparation of this financial statement, this arbitration is in process, however in June 28, 2007, the parties agreed to reconcile the differences in dispute, final monetary settlements are to be delivered to the parties (US$ 5 million which will be divided in equal part between the Company and the sellers) and all the legal charges are to be retired.

26.      Summary of differences between Mexican Financial Reporting Standards (MFRS) and U.S. GAAP

The consolidated financial statements of the Company are prepared in accordance with MFRS, which vary in certain significant respects from U.S. GAAP.  A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 27.  It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, of MFRS.  The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for purposes of both MFRS and U.S. GAAP.

The differences between MFRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follows:

a)          Revenue and Cost Recognition

The Company recognizes its revenues when all of following events occur:

•    A sale is consummated;

•    A significant initial consideration is received (when it is applicable);

•    The earnings process is complete and the collection of any remaining receivables is reasonably assured.

All such conditions typically occur at the time the title passes to the buyer.

There are situations in which we sell to our customer a house with incremental improvements beyond the “basic” house, we recognize amounts from the customer on a cash-basis when received, essentially cost recovery accounting.

Under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction, progress towards completion is measured in terms of comparing the actual costs incurred to the estimated total cost of a project.

In accordance with U.S.GAAP sales are recognized when all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured. All such conditions are met at the time title passes to the buyer.

Accordingly, a reconciling item for the additional revenues and additional costs recognized under the percentage-of-completion of accounting under MFRS is included in the U.S. GAAP reconciliation of net income and stockholders’ equity.

b)          Recovery of Value-Added Taxes Paid

Under MFRS the Company recognized other income in 2003 for the recovery of value-added taxes paid and expensed by the Company in 2002 in the amount of Ps.20.3 million, since in the opinion of management and its tax advisors, the future recovery of these amounts was probable.

In accordance with U.S. GAAP the recovery of such taxes was considered a contingent gain due to the prolonged challenge faced by the Company in settling the related tax dispute and was not recorded as income until the cash was received, which occurred during the first quarter of 2004.

c)          Capitalization of Net Comprehensive Financing Cost

Under MFRS, the capitalization of net comprehensive financing costs (interest, foreign exchange gains and losses and monetary position gains and losses) incurred to finance investment projects is optional. The Company does not capitalize the integral cost of financing for MFRS reporting.

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

d)          Deferred Income Taxes and Employee Statutory Profit Sharing

The Company follows SFAS No. 109, “Accounting for Income Taxes”, for U.S. GAAP purposes, which differs from MFRS as follows:

a.         Under MFRS the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under U.S. GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

b.         Under MFRS deferred employee statutory profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period and the effect is recorded as a component of income tax expense. For purposes of applying U.S. GAAP the liability is determined using a methodology similar to the liability method used in the calculation of deferred income taxes. Also, for U.S. GAAP purposes, employee statutory profit sharing is classified as an operating expense.

As a result of the differences related to the recognition of revenue, costs and interest capitalization as described above, the related deferred income tax presented under MFRS is different from the effect calculated in accordance with U.S. GAAP.

Reconciliation of Deferred Income Taxes

	2006		2005
Deferred income tax liability according to MFRS, net	Ps.	2,025,575	Ps.	1,479,391
Effect of U.S. GAAP adjustments:
Cumulative tax effect of SAB 108	17,341		—
Accounts receivable	(1,312,673)		(1,333,145)
Inventories	1,169,640		1,076,258
Backlog	9,119		18,547
Other assets	665		—
Labor obligations	(9,349)		—
Employee profit sharing	3,595		(1,043)

Deferred income tax liability according to U.S. GAAP, net	Ps.	1,903,913	Ps.	1,240,009

Deferred income tax balance sheet classification:

	2006				2005
	Current		Noncurrent		Current		Noncurrent

Deferred tax assets	Ps.	428,009	Ps.	535,722	Ps.	73,252	Ps.	257,014
Deferred tax liability	(2,783,328)		(84,316)		(1,543,003)		(27,272)
Net deferred tax (liability) asset	Ps.	(2,355,319)	Ps.	451,406	Ps.	(1,469,750)	Ps.	229,741

At December 31, 2006 and 2005, the Company has Ps. 451,406 and Ps. 229,741, respectively, of net long-term deferred tax assets. These amounts include net operating loss carry-forwards as disclosed in Note 22. The Company has established tax planning strategies that it believes will make it more likely than not that such amounts will ultimately recovered.  Accordingly, no valuation allowance has been provided under US GAAP for these amounts.

Reconciliation of Deferred Employee Profit Sharing

	2006		2005
Deferred employee profit sharing liability according to MFRS	Ps.	—	Ps.	—
Effect of U.S. GAAP adjustments:	—
Accounts receivable	—		(11,908)
Prepaid expenses	—		5,209
Accounts payable	—		6,193
Other	—		4,101
Deferred employee profit sharing liability according to U.S. GAAP	Ps.	—	Ps.	3,595

e)          Acquisition of Minority Interest

As described in Note 2.e, on September 12, 2005, Beta del Centro acquired the remaining 50% of Super Abastos Centrales y Comerciales, S.A. de C.V.’s outstanding shares. Under MFRS, the excess cost of the shares acquired from the minority shareholders was recorded as a capital distribution, since this was a transaction between common shareholders.

Under U.S. GAAP the acquisition of the remaining outstanding shares from the minority shareholders was accounted for under the purchase method of accounting.

Accordingly, a reconciling item for the acquisition of minority interest is included in the U.S. GAAP reconciliation of stockholders’ equity.

f)                    Statement of Cash Flows

Under MFRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position” (B-12), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP the Company follows the requirements of SFAS No. 95, “Statement of Cash Flows”, excluding the effects of inflation (see Note 27f).

g)    Classification Differences

Under MFRS advances for the purchase of land and construction materials are recorded as part of the cost of real estate inventories. Under U.S. GAAP such advances are classified as prepaid expenses.

Under MFRS, deferred taxes are classified as non-current; U.S. GAAP requires a current, non-current classification based on the classification of the related asset or liability.

Under MFRS, amounts due under the Company’s factoring agreements are included in trade accounts payable; U.S. GAAP requires that such amounts be recorded as a borrowing from the financial intermediary.

h)          Backlog

The amount of backlog under US GAAP differs from the amount reported under MFRS.  Under MFRS, sales are recognized using the percentage-of-completion method.  Accordingly, a greater portion of the housing costs for houses in construction has already been recognized in costs of operations.  Under US GAAP, sales are not recognized until collection has been assured; therefore the portion of the housing costs that is included in the statement of operations under MFRS has not yet been recognized under US GAAP and is considered backlog, thereby resulting in a greater backlog under US GAAP.

i)         Goodwill

The amount of goodwill under US GAAP is greater than that reported under MFRS, due to the difference in the revenue recognition methods between Mexican and US GAAP for purchase accounting.  For MFRS, accounts receivable is greater than the amount for US GAAP, in the contrary, under MFRS the inventories are lower than the amount for US GAAP.  Accordingly, profit recognized under MFRS that has not yet been recognized for US GAAP purposes is included within goodwill under US GAAP, resulting in a higher goodwill for US GAAP purposes.

j)                    Labor Obligations

The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its MFRS consolidated financial statements, the Company applies Bulletin D-3. Prior to 2006, the accounting treatment for pensions and seniority premiums set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, "Employers' Accounting for Pensions". The Company records the pension cost determined by actuarial computations, as described in notes 3 n) and 12. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company's related pension obligations for 2006 and 2005 are also described in note 12.

Severance indemnities.- Under Mexican FRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, "Employers' Accounting for Post employment Benefits", which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Mexican FRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in an immaterial difference in the amount recorded under the two accounting principles.

For U.S. GAAP, the transition obligation related to the severance indemnities was recorded in the 2006 income statement since the effect is not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements taken as a whole.

The Company adopted SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. There is no impact on results of operations or cash flows. Retrospective application of this standard is not permitted. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and in stockholders’ equity reported under U.S. GAAP of Ps. 5,666 and Ps. 25,578 respectively.

The incremental effect of this adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

	Before		SFAS 158		After
Application of SFAS No. 158
Assets:
Intangible assets from retirement obligation	Ps.	19,912	Ps.	(19,912)	Ps.
Total assets U.S. GAAP	Ps.	18,414,079	Ps.	(19,912)	Ps.	18,394,167
Long-term liabilities:
Labor liabilities	Ps.	50,381	Ps.	5,666	Ps.	56,047
Total liabilities U.S. GAAP	11,476,598		5,666		11,482,264
Other comprehensive income:
Cumulative other comprehensive loss	4,895		(25,578)		(20,683)
Total stockholders’ equity U.S. GAAP	6,851,963		(25,578)		6,826,385
Total liabilities and stockholders’ equity U.S. GAAP	Ps.	18,414,079	Ps.	(19,912)	Ps.	18,394,167

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities recorded for pension plans and seniority premiums between Mexican FRS and U.S. GAAP.

	Total
Unrecognized items:
Transition obligation	Ps.	15,169
Prior service cost	—
Net actuarial loss	18,432
Unrecognized items	Ps.	33,601

For purposes of determining the cost of our pension plans, seniority premiums and severance indemnities under U.S. GAAP, the Company applies SFAS No. 87, as amended by SFAS No. 158, and SFAS No. 112. The Company uses a December 31 measurement date for its seniority premiums and severance indemnities.

	2006
Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	14,443
Net periodic cost	22,212
Other comprehensive income	Ps.	19,402

Unfunded status	Ps.	56,047

Net periodic cost for 2006 and 2005 are summarized below:

	2006		2005
Integration of Net Period Cost:
Labor cost	Ps.	14,704	Ps.	3,554
Financial Cost	2,758		1,372
Transition Liability	2,858		2,660
Actuarial losses	1,351		—
Inflation adjustment	541		671
Net period cost	Ps.	22,212	Ps.	8,257

k)         Disclosure about Fair Value of Financial Instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

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

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments.

The fair value of total debt, excluding capital leases and interest payables, is estimated for variable rate debt whereby changes in interest rates generally do not impact the fair value of the debt instrument, and quoted market prices is used for senior guaranteed notes at December 31, 2006 and 2005. As of December 31, 2006 and 2005, the carrying value of total debt is Ps. 3,268,858 and Ps. 3,350,715, respectively. The fair value is Ps. 3,318,984 at December 31, 2006 and Ps. 3,230,599 at December 31, 2005.

As of December 31, 2006 and 2005, the fair value of the principal only swap was Ps.218,847 (US$20.2 million) and Ps.123,047 (US$11.3 million), respectively, which represents the estimated present value of future cash flows to be paid out by the Company.

l)           Prepaid sales commissions

The amortization of the prepaid sales commission expense asset is based on an amortization methodology tied to Mexican    GAAP revenue recognition (percentage of completion). For US GAAP purposes this prepaid expense is amortized linked to the revenue recognition method applied under US GAAP (a completed contract method).

27.  Reconciliation of Mexican Financial Reporting Standards (MFRS) net income and equity to U.S. GAAP net income and equity and the presentation of condensed financial statements in accordance with U.S. GAAP.

a.          Reconciliation of Majority Net Income for the Year

	2006		2005		2004
Majority net income according to MFRS	Ps.	1,340,877	Ps.	919,063	Ps.	759,825

U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 26a)	(212,768)		(966,777)		(1,470,954)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 26a)	144,683		639,767		855,647
Amortization of backlog and Beta trademark (Note 26h and 26i)	(45,955)		(164,456)		—
Labor Obligations (Note 26j)	(6,176)		—		—
Value-added tax recovery (Note 26b)	—		—		20,372
Capitalization of interest (Note 26c)	191,571		183,047		34,785
Deferral of unsecured homebuyers receivables	79,382
Deferral of future involvement	(7,300)
Sales commissions	2,401
Deferred employee statutory profit sharing (Note 26d)	—		—		(7,811)
Effects of inflation on U.S. GAAP adjustments	165,514		138,545		117,876
Total U.S. GAAP adjustments before tax effects	311,352		(169,874)		(450,085)
Tax effects on U.S. GAAP adjustments	(78,797)		62,106		144,256
Total U.S. GAAP adjustments	232,555		(107,768)		(305,829)

Net income according to U.S. GAAP	Ps.	1,573,432	Ps.	811,295	Ps.	453,996

b.         Reconciliation of Majority Stockholders’ Equity

	2006		2005		2004
Majority stockholders’ equity according to MFRS	Ps.	7,231,921	Ps.	5,881,766	Ps.	4,007,496
U.S. GAAP adjustments:
Dilution effect of merger (Note 26e)	—		—		(11,393)
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 26a)	(4,616,037)		(4,597,053)		(2,635,852)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 26a)	3,618,706		3,441,365		1,798,055
Backlog and Beta trademark (Note 26h)	(204,005)		(164,456)		—
Labor obligations (Note 26j)	(27,663)		—		—
Sales commissions	83,807		—		—
Deferral of unsecured homebuyers receivables of the year	(63,958)		—		—
Deferral of future involvement	(7,300)		—		—
Acquisition of minority interest (Note 26e)	76,559		76,559		—
Capitalization of interest (Note 26c)	462,842		282,267		102,557
Goodwill (Note 26i)	83,611		83,611		—
Deferred employee statutory profit sharing (Note 26d)	—		4,638		(10,292)
Total U.S. GAAP adjustments before tax effects	(593,438)		(873,069)		(756,925)
Tax effects on U.S. GAAP adjustments	187,902		300,983		223,659
Total U.S. GAAP adjustments	(405,536)		(572,086)		(533,266)

Stockholders’ equity according to U.S. GAAP	Ps.	6,826,385	Ps.	5,309,680	Ps.	3,474,230

During 2006, the company recorded a charge for US GAAP purposes in relation to the adoption of SAB 108 as follows:

Through December 31, 2005, receivables obtained from homebuyers representing downpayments were considered as revenue under US GAAP, consistent with the accounting policy under MFRS, During 2006 the Company reevaluated this accounting policy and determined that under US GAAP, a cost recovery method should have been applied not recognizing revenue until collection. The company believes that the impact of its prior accounting was not material to either its 2005 or 2004 consolidated financial statements.

Through December 31, 2005, the amortization of the prepaid sales commissions was based on an amortization methodology tied to MFRS revenue recognition (percentage of completion). For US GAAP purposes this prepaid expense should have been amortized in a manner similar to the company’s US GAAP revenue recognition (a completed contract method). The Company believes that the impact of its prior accounting was not material to either its 2005 or 2004 consolidated financial statements.

SAB 108 prior period adjustments.
Unsecured homebuyers receivables	Ps.	(143,340)
Commissions on sales	81,406
Sub total	Ps.	(61,934)
Tax effect on SAB 108 adjustments	17,348
Cumulative net effect of SAB 108 adoption	Ps.	(44,586)

c.       Reconciliation of Majority Comprehensive Income

	2006		2005		2004
Majority comprehensive income according to MFRS	Ps.	1,340,877	Ps.	919,063	Ps.	759,825

Labor obligation	13,438		(8,543)

Net U.S. GAAP adjustments:
Net income	232,555		(107,768)		(305,829)

Comprehensive income according to U.S. GAAP	Ps.	1,586,870	Ps.	802,752	Ps.	453,996

d.      Condensed balance sheets according to U.S. GAAP

	2006		2005
Assets
Current assets	Ps.	12,015,586	Ps.	10,362,359
Land for development	4,992,897		1,857,397
Property and equipment	644,855		479,510
Goodwill	626,783		626,783
Other assets	1,072,023		933,047

Total assets	Ps.	19,352,144	Ps.	14,259,091

Liabilities and stockholders’ equity
Current liabilities	8,816,376		5,386,560
Long term liabilities	3,623,865		3,523,862
Minority interest	85,518		38,989
Majority stockholders’ equity	6,826,385		5,309,680

Total liabilities and stockholders’ equity	Ps.	19,352,144	Ps.	14,259,091

e.                             Condensed statements of operations according to U.S. GAAP

	2006		2005		2004
Revenues	Ps.	12,745,058	Ps.	7,915,379	Ps.	4,242,917
Costs	8,974,079		5,927,981		3,198,377
Gross profit	3,770,979		1,987,399		1,044,540
Operating income	2,428,075		1,100,934		561,509
Income before income taxes	2,344,334		1,188,071		684,654
Income taxes	724,373		383,764		220,911
Minority interest	46,529		(6,988)		9,748
Net income according to U.S. GAAP	Ps.	1,573,432	Ps.	811,295	Ps.	453,996

Weighted average shares outstanding (in thousands)	335,869		324,953		281,997

Earnings per share according to U.S. GAAP (basic and diluted)	Ps.	4.68	Ps.	2.50	Ps.	1.61

f.                               Reconciliation of changes in stockholders’ equity according to U.S. GAAP

	2006		2005		2004
Stockholders’ equity at beginning of year	Ps.	5,309,680	Ps.	3,474,230	Ps.	1,202,761
Adoption of SFAS 158	(25,578)
Cumulative effect of SAB 108 adoption	(44,586)		—		—

Net income according to U.S. GAAP	1,573,432		811,295		453,996
Labor obligations	13,438		—		—
Issuance of common stock	—		1,040,311		1,817,473
Other	—		(16,115)		—

Stockholders’ equity at end of year	Ps.	6,826,385	Ps.	5,309,680	Ps.	3,474,230

g.                            Condensed statements of cash flows according to U.S. GAAP

Under MFRS, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under U.S. GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide guidance with respect to inflation adjusted financial statements. The differences between MFRS and U.S. GAAP in the amounts reported are mainly due to: (i) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, and (ii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The net income under US GAAP as per Note 27e, differs from the net income shown in the cash flow statement by Ps. (33,930) (from Ps. 1,573,432 to Ps. 1,607,362), Ps. (27,629) (from Ps. 811,295 to Ps. 838,924) and Ps. 7,553 (from Ps. 453,996 to Ps. 446,443) in 2006, 2005 and 2004, respectively.

The following cash flow statements prepared in accordance with SFAS 95 provided by operanting, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effect of inflation required by Bulletin B-10. The following information is presented in thousands of historical pesos and is not presented in pesos of constant purchasing power:

	2006		2005		2004
Operating activities:
Adjusted Consolidated net income	Ps.	1,573,432	Ps.	838,924	Ps.	446,443
Non-cash items:
Inflation effects	33,930
Depreciation	112,404		59,913		22,141
Deferred income tax and statutory profit sharing	586,260		288,391		153,384
Amortization	156,335		320,103		—
Exchange gain	53,250
Allowance for doubtful accounts	—		—		5,244
Change in fair value of financial investments	100,594		—		—
Changes in operating assets and liabitilies	(1,282,408)		(1,666,824)		(2,119,809)

Recoverable taxes, net	(5,725)		(90,808)		28,306
Interest payable			—		1,244
Net cash flows provided by (used in) operating activities	1,328,072		(250,301)		(1,463,047)

Investing activities:
Investments in:
Property and equipment	(291,437)		(141,048)		(211,125)
Restricted cash	311		20,851		(21,162)
Other assets	—		(106,914)		(16,807)
Acquisition of Beta	—		(1,063,739)		—
Net cash flows used in investing activities	(291,126)		(1,290,850)		(249,094)

Financing activities:

Supplier factoring agreement	—		—		461,842
Restricted investments	—		169,470		—
Debt issuance costs, net	(12,523)
Change in fair value of financial instruments	100,594
Proceeds from new borrowings	1,537,908		3,899,298		404,416
Payments of notes payable to financial institutions	(1,549,468)		(1,737,064)		(348,708)
Loans from related parties	—		—		30,000
Payments of related party loans	—		—		(167,076)
Proceeds from issuance of common stock	—		—		1,643,469
Net cash flows provided by financing activities	76,511		2,331,704		2,023,943

Net increase in cash and cash equivalents	1,012,863		790,553		311,802
Cash and cash equivalents at the beginning of the year	1,318,776		528,223		216,421
Cash and cash equivalents at the end of the year	Ps.	2,331,639	Ps.	1,318,776	Ps.	528,223

Supplemental cash flow information:
Interest paid	Ps.	428,489	Ps.	125,421	Ps.	59,535
Income tax and tax on assets paid	Ps.	17,473	Ps.	6,212	Ps.	3,268
Non-cash financing activities:
Issuance of common stock for purchase of Beta	—		Ps.	977,469	—

In 2005 and 2004 the cash and cash equivalents balances above differ from MFRS by Ps. 53,778 (from Ps. 1,318,776 to Ps. 1,372,551) and Ps. 43,430 (from Ps. 528,223 to Ps. 571,653) for inflation effects.

h.             Consolidated Statements of Changes in Stockholders’ Equity according to U.S. GAAP

	Common stock		Additional paid-in capital		Retained Earnings		Other Comprehensive Income		Majority stockholders’ equity		Comprehensive Income of the year
Balances as of January 1, 2004	Ps.	186,328	Ps.	626,154	Ps.	390,279			Ps.	1,202,761
Issuance of common stock	47,145		1,770,329		—				1,817,474
Net income of the year					453,995				453,995		Ps.	453,995

Balances as of December 31, 2004	233,473		2,396,483		844,274				3,474,230

Issuance of common stock	275,409		764,902		—				1,040,311

Minority dilution	—		—		(7,613)				(7,613)
Labor obligations	—		—				Ps.	(8,543)	(8,543)		Ps.	(8,543)
Net income					811,295				811,295		811,295

							(8,543)				Ps.	802,752
Balances as of December 31, 2005	508,882		3,161,385		1,647,956				5,309,680
Adoption of SFAS 158							(25,578)		(25,578)
Cumulative effect of SAB 108 adoption					(44,586)				(44,586)
Labor obligations							13,438		13,438		Ps.	13,438
Net income	—		—		1,573,432				1,573,432		1,573,432
Balances as of December 31, 2006	Ps.	508,882	Ps.	3,161,385	Ps.	3,176,802	Ps.	(20,683)	Ps.	6,826,385	Ps.	1,586,870

28.                     Additional U.S. GAAP disclosure information

Recently Issued Accounting Standards.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. We are currently evaluating the potential impact of adopting SFAS No. 157 on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Company beginning in the 2008 first quarter. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.

In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which addresses how the effects of prior year uncorrected financial statement misstatements should be considered in current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. The requirements of SAB No. 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. Our adoption of SAB No. 108 in 2006 is disclosed in Note 27.

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes in an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FASB Interpretation No. 48”). FASB Interpretation No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the potential impact of adopting FASB Interpretation No. 48 on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Deferred Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87,88, 106 and 132(R) (“SFAS N. 158”). SFAS No. 158 requires companies to (a) recognize the funded status of a benefit plan )measured as the difference between the fair value of plan assets and the benefit obligation) in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period, (c ) measure defined benefit plan assets as of the date of a company’s statement of financial position, and (d) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost  for the next fiscal year that arise from delayed recognition of the gain or losses, prior service cost or credits, and transition assets or obligation. SFAS No. 158 is effective for companies with publicly traded securities as of the end of the fiscal year ending December 15, 2006. Our adoption of SFAS N. 158 in 2006 is disclosed in Note 26 to our financial statements,

29.                   Valuation and qualifying accounts  for the years ended December 31, 2006, 2005 and 2004

Description	Beginning Balance Accrual		Additions Charged to Income		Reversal		Ending Balance Accrual

Allowance for doubtful accounts
2006	Ps.	26,888	Ps.	44,001	Ps.	—	Ps.	70,889
2005	12,132		14,756				26,888
2004	6,635		5,497				12,132

30.                Supplemental guarantor information

Supplemental guarantor information

The Senior Guaranteed Notes are fully and unconditionally guaranteed, on an unsecured senior, joint and several basis, by each of the Company’s significant subsidiaries. Each of the guarantor subsidiaries (Proyectos Inmobiliarios de Culiacán, S. A. de C. V., Desarrollodora de Casas del Noroeste, S. A. de C. V., Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Norte, S. de R.L..de C.V.,  Casas Beta del Noroeste, S. de R.L. de C.V., Edificaciones Beta, S. de R.L. de C.V., Edificaciones Beta del Norte, S. de R. L. de C.V. and Edificaciones Beta del Norte, S. de R.L. de C.V.) is a wholly-owned subsidiary. The following condensed combining financial information includes the guarantor subsidiaries, non-guarantor-subsidiaries and the parent company.

Investments in subsidiaries are accounted for by the parent company under the equity method for purpose of the supplemental combining presentation. Earnings of subsidiaries are therefore reflected in the parent company’s investment account and earnings. The principal elimination entries eliminate the parent company’s investment in subsidiaries and intercompany balances and transactions.

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	97	Ps.	2,240,034	Ps.	—	Ps.	2,240,131	Ps.	91,508	Ps.	—	Ps.	2,331,639
Trade accounts receivable, net	11,204	4,723,597	—	4,734,801	1,302,442	(400,591)	5,636,652
Accounts receivable from affiliates	1,386,818	10,715,285	(11,553,556)	548,547	818,257	(1,366,804)	—
Inventories	—	3,589,862	—	3,589,862	469,970	—	4,059,832
Other current assets, net	929	6,060	—	6,989	81,652	—	88,641
Total current assets	1,399,048	21,274,838	(11,553,556)	11,120,330	2,763,829	(1,767,395)	12,116,764
Land held for future developments	—	4,992,897	—	4,992,897	—	—	4,992,897
Property and equipment, net	—	345,738	—	345,738	299,117	—	644,855
Investment in shares	7,637,942	317,149	(7,955,091)	—	—	—	—
Other assets	488,860	39,812	(90,588)	438,084	11,950	(642)	449,392
Goodwill	705,347	—	705,347	—	705,347
Total	Ps.	10,231,197	Ps.	26,970,434	Ps.	(19,599,235)	Ps.	17,602,396	Ps.	3,074,896	Ps.	(1,768,037)	Ps.	18,909,255

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps.	83,188	Ps.	—	Ps.	—	Ps.	83,188	Ps.	4,893	Ps.	—	Ps.	88,081
Trade accounts payable	28,893	1,974,673	(400,591)	1,602,975	425,281	—	2,028,256
Land suppliers	2,223	3,290,315	—	3,292,538	82,488	—	3,375,026
Advance from customers	—	360	—	360	291,343	—	291,703
Accrued expenses and taxes other than income taxes	6,429	95,806	—	102,235	7,540	—	109,775
Due to related parties	11,840	11,541,716	(11,553,556)	—	1,366,803	(1,366,803)	—
Income tax payable	7,589	69,205	—	76,794	25,197	—	101,991
Employee profit sharing	32,729	32,729	5,487	38,216
Total current liabilities	140,162	17,004,804	(11,954,147)	5,190,819	2,209,032	(1,366,803)	6,033,048
Long-term debt	2,699,112	551,013	—	3,250,125	13,840	—	3,263,965
Swap payable	218,847	—	—	218,847	—	—	218,847
Employee retirement obligations	—	35,475	—	35,475	14,906	—	50,381
Deferred income taxes and employee statutory profit sharing	(89,035)	2,122,035	(90,589)	1,942,411	83,806	(642)	2,025,575
Total liabilities	2,969,086	19,713,327	(12,044,736)	10,637,677	2,321,584	(1,367,445)	11,591,816
Stockholders’ equity:
Common stock	508,882	2,586,566	(2,586,566)	508,882	460,108	(460,108)	508,882
Additional paid-in capital	3,161,385	—	—	3,161,385	—	—	3,161,385
Retained earnings	3,259,560	4,533,547	(4,830,964)	2,962,143	291,881	(27,190)	3,226,834
Other stockholders’ equity accounts	332,284	136,994	(136,970)	332,308	1,252	1,260	334,820
Majority stockholders’ equity	7,262,111	7,257,107	(7,554,500)	6,964,718	753,241	(486,038)	7,231,921
Minority interest in consolidated subsidiaries	—	—	—	—	—	85,518	85,518
Total stockholders’ equity	7,262,111	7,257,107	(7,554,500)	6,964,718	753,241	(400,520)	7,317,439
Total	Ps.	10,231,197	Ps.	26,970,434	Ps.	(19,599,236)	Ps.	17,602,395	Ps.	3,074,825	Ps.	(1,767,965)	Ps.	18,909,255

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	152,458	Ps.	1,139,902	Ps.	—	Ps.	1,292,360	Ps.	79,870	Ps.	—	Ps.	1,372,230
Restricted cash	324	—	—	324	—	—	324
Trade accounts receivable, net	6,842	5,644,346	(31,350)	5,619,838	384,156	(221,546)	5,782,448
Accounts receivable from affiliates	1,541,293	764,910	(1,999,195)	307,008	69,169	(376,177)	—
Inventories	88,076	3,502,038	—	3,590,114	228,653	—	3,818,767
Other current assets, net	10,392	25,478	—	35,870	149,579	—	185,449
Total current assets	1,799,385	11,076,674	(2,030,545)	10,845,514	911,427	(597,723)	11,159,218
Land held for future development	—	1,857,397	—	1,857,397	—	—	1,857,397
Property and equipment, net	—	292,871	292,871	186,639	—	479,510
Investment in shares	5,866,461	2,921	(5,639,139)	230,243	(230,243)	—
Other assets	639,347	639,347	639,347
Goodwill	630,060	21,136	651,196	45,096	9,055	705,347
Total	Ps.	8,935,253	Ps.	13,250,999	Ps.	(7,669,684)	Ps.	14,516,568	Ps.	1,143,162	Ps.	(818,911)	Ps.	14,840,819

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps.	—	Ps.	96,207	Ps.	—	Ps.	96,207	Ps.	—	Ps.	—	Ps.	96,207
Trade accounts payable	3,438	1,407,154	—	1,410,592	297,960	(219,322)	1,489,230
Land suppliers	—	1,810,680	—	1,810,680	—	—	1,810,680
Advance from customers	—	63,719	—	63,719	155,831	—	219,550
Accrued expenses and taxes other than income taxes	13,015	166,669	—	179,684	8,883	—	188,567
Due to related parties	5,610	2,005,064	(2,010,674)	—	366,924	(366,924)	—
Income tax payable	1,586	101,485	—	103,071	—	—	103,071
Employee retirement obligations	—	20,856	—	20,856	124	—	20,980
Total current liabilities	23,649	5,671,834	(2,010,674)	3,684,809	829,722	(586,246)	3,928,285
Long-term debt	2,874,295	449,771	—	3,324,066	24,261	—	3,348,327
Swap payable	123,047	—	—	123,047	—	—	123,047
Employee retirement obligations	—	26,243	—	26,243	14,770	—	41,013
Deferred income taxes and employee statutory profit sharing	32,497	1,441,298	—	1,473,795	5,596	—	1,479,391
Total liabilities	3,053,488	7,589,146	(2,010,674)	8,631,960	874,349	(586,246)	8,920,063
Stockholders’ equity:
Common stock	508,882	2,584,468	(2,584,468)	508,882	214,871	(214,871)	508,882
Additional paid-in capital	3,161,385	—	—	3,161,385	—	—	3,161,385
Retained earnings	1,885,955	3,093,718	(3,090,950)	1,888,723	56,968	(56,734)	1,885,957
Other stockholders’ equity accounts	325,543	(16,408)	16,408	325,543	(26)	26	325,543
Majority stockholders’ equity	5,881,765	5,661,778	(5,659,010)	5,884,533	268,813	(271,579)	5,881,767
Minority interest in consolidated subsidiaries	—	75	—	75	—	38,914	38,989
Total stockholders’ equity	5,881,765	5,661,853	(5,659,010)	5,884,608	268,813	(232,665)	5,920,756
Total	Ps.	8,935,253	Ps.	13,250,999	Ps.	(7,669,684)	Ps.	14,516,568	Ps.	1,143,162	Ps.	(818,911)	Ps.	14,840,819

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	Ps.	—	Ps.	19,971,558	Ps.	(7,056,398)	Ps.	12,915,160	Ps.	1,241,406	Ps.	(1,203,941)	Ps.	12,952,625
Costs	10,326	16,062,382	(7,457,802)	8,614,906	243,122	8,858,028
Gross profit	(10,326)	3,909,176	401,404	4,300,254	998,284	1,203,941	4,094,597
Selling and administrative expenses	164,831	1,108,155	—	1,272,986	840,482	(803,561)	1,309,907
Income (loss) from operations	(175,157)	2,801,021	401,404	3,027,268	157,803	(400,380)	2,784,690
Other income — net	6,017	73,879	—	79,896	(401)	33,492	46,003
Net comprehensive financing cost:
Interest expense	364,269	626,353	392,540	598,082	52,058	—	650,140
Interest income	(147,613)	(289,965)	(392,540)	(45,037)	(59,813)	—	(104,851)
Exchange loss	159,693	(17,044)	—	142,649	372	—	143,021
Monetary position loss (gain)	(46,386)	109,853	—	63,467	10,537	—	74,004
329,963	429,198	—	759,161	3,153	—	762,314
Income (loss) before income taxes and employee statutory profit sharing	(499,103)	2,445,700	401,404	2,348,001	154,250	(433,872)	2,068,379
Income tax (benefit) expense	(212,121)	786,725	—	574,603	70,973	—	645,576
Employee statutory profit-sharing expense	—	30,248	—	30,248	5,149	—	35,397
Equity in income of associated companies	1,674,388	(3,185)	(1,671,203)	—	—	—	—
Consolidated net income	Ps.	1,387,406	Ps.	1,625,543	Ps.	(1,269,799)	Ps.	1,743,150	Ps.	78,128	Ps.	(433,872)	Ps.	1,387,406
Net income of majority stockholders	1,340,877	1,625,543	(1,269,799)	1,696,621	78,128	(433,872)	1,340,877
Net income of minority stockholders	(46,529)	—	—	(46,529)	—	—	(46,529)
Consolidated net income	Ps.	1,387,406	Ps.	1,625,543	Ps.	(1,269,799)	Ps.	1,743,150	Ps.	78,128	Ps.	(433,872)	Ps.	1,387,406

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	Ps.	—	Ps.	12,862,931	Ps.	(3,985,880)	Ps.	8,877,051	Ps.	495,491	Ps.	(490,383)	Ps.	8,882,159
Costs	121,250	10,004,218	(3,961,119)	6,164,349	21,683	6,186,032
Gross profit	(121,250)	2,858,713	(24,761)	2,712,702	473,808	(490,383)	2,696,127
Selling and administrative expenses	74,627	818,788	—	893,415	477,050	(490,383)	880,082
Income (loss) from operations	(195,877)	2,039,925	(24,761)	1,819,287	(3,242)	—	1,816,045
Other income — net	—	22,318	—	22,318	2,075	—	24,393
Net comprehensive financing cost:
Interest expense	184,422	310,741	(89,663)	405,500	32,979	(2,364)	436,115
Interest income	(89,183)	(27,657)	89,663	(27,177)	(35,860)	2,364	(60,673)
Exchange loss	56,697	11,364	—	68,061	53	—	68,114
Monetary position loss (gain)	10,353	106,643	(84,312)	32,684	(133)	—	32,551
162,289	401,091	(84,312)	479,068	(2,961)	—	476,107
Income (loss) before income taxes and employee statutory profit sharing	(358,166)	1,661,153	59,551	1,362,538	1,793	—	1,364,331
Income tax (benefit) expense	(107,745)	557,138	—	449,393	(7,116)	—	442,277
Employee statutory profit-sharing expense	—	9,855	—	9,855	124	9,979
Equity in income of associated companies	1,162,496	2,520	(1,165,016)	—	—	—	—
Consolidated net income	Ps.	912,075	Ps.	1,096,680	Ps.	(1,105,465)	Ps.	903,290	Ps.	8,785	Ps.	—	Ps.	912,075
Net income of majority stockholders	919,063	1,096,680	(1,105,465)	910,278	8,785	—	919,063
Net income of minority stockholders	(6,988)	—	—	(6,988)	—	—	(6,988)
Consolidated net income	Ps.	912,075	Ps.	1,096,680	Ps.	(1,105,465)	Ps.	903,290	Ps.	8,785	Ps.	—	Ps.	912,075

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	Ps.	—	Ps.	9,312,003	Ps.	(3,726,739)	Ps.	5,585,264	Ps.	458,036	Ps.	(329,429)	Ps.	5,713,871
Costs	—	7,598,155	(3,701,854)	3,896,301	82,251	3,978,552
Gross profit	—	1,713,848	(24,885)	1,688,963	375,784	329,429	1,735,319
Selling and administrative expenses	7,297	465,475	—	472,772	322,712	329,429	466,055
Income (loss) from operations	(7,297)	1,248,373	(24,885)	1,216,191	53,072	—	1,269,264
Other income — net	(935)	47,028	—	46,093	183	—	46,276
Net comprehensive financing cost:
Interest expense	58,962	101,481	(34,227)	126,216	15,956	—	142,171
Interest income	(45,341)	(7,280)	34,227	(18,394)	(31,914)	—	(50,308)
Exchange loss (gain) — net	(1,875)	(5,776)	—	(7,651)	—	(7,651)
Monetary position loss	8,746	78,473	—	87,219	203	—	87,422
20,492	166,898	—	187,390	(15,756)	—	171,634
Income (loss) before income taxes and employee statutory profit sharing	(28,722)	1,128,505	(24,885)	1,074,898	69,008	—	1,143,906
Income tax (benefit) expense	(5,888)	353,078	—	347,189	17,980	—	365,170
Employee statutory profit sharing expense	—	9,093	—	9,093	70	—	9,163
Equity in income of associated companies	782,646	(23)	738,337	44,286	—	44,286	—
Consolidated net income	Ps.	759,810	Ps.	766,309	Ps.	763,222	Ps.	762,897	Ps.	50,962	Ps.	44,286	Ps.	769,573
Net income of majority stockholders	759,810	766,309	766,297	759,822	50,962	50,959	759,825
Net income of minority stockholders	—	—	(3,075)	3,075	—	(6,673)	9,748
Consolidated net income	Ps.	759,810	Ps.	766,309	Ps.	763,222	Ps.	762,897	Ps.	50,962	Ps.	44,286	Ps.	769,573

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	1,387,406	Ps.	1,625,543	Ps.	(1,269,799)	Ps.	1,743,150	Ps.	78,128	(433,872)	Ps.	1,387,406
Add items that did not require resources:
Depreciation	—	113,173	—	113,173	12,916	—	126,089
Equity in income subsidiaries	(1,674,389)	3,185	1,671,204	—	—	—	—
Amortization of Beta trademark and backlog	19,326	91,054	—	110,380	—	—	110,380
Labor obligations	—	13,129	—	13,129	5,517	—	18,646
Deferred income taxes	(212,121)	676,993	—	464,872	42,591	—	507,463
(479,778)	2,523,076	401,405	2,444,704	139,152	(433,872)	2,149,984
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivables	—	145,796	—	145,796	—	—	145,796
Accounts receivable from affiliates	(11,840)	(10,467,302)	10,053,252	(425,890)	(1,227,562)	1,653,452	—
Inventories and land held for future development	—	(3,286,254)	—	(3,286,254)	(90,311)	—	(3,376,565)
Other assets	198,102	25,221	—	223,323	(29,222)	—	194,101
Increase (decrease) in:
Trade accounts payable	—	539,026	—	539,026	—	—	539,026
Land suppliers	—	1,564,346	—	1,564,346	—	—	1,564,346
Accrued expenses and taxes	—	(78,812)	—	(78,812)	—	—	(78,812)
Due to related parties	11,840	10,442,817	(10,454,657)	—	1,219,580	(1,219,580)	—
Other liabilities	91,248	5,563	—	96,811	—	—	96,811
Net resources used in operating activities	(190,428)	1,413,477	—	1,223,050	11,638	—	1,234,687

Financing activities:
Proceeds from new borrowings	53,903	,	—	53,903	—	—	53,903
Payments of notes payable	(16,160)	(21,908)	(38,068)	(38,068)
Net resources generated by financing activities	37,743	(21,908)	—	15,835	—	—	15,835

Investing activities:
Acquisition of property and equipment	—	(291,437)	—	(291,437)	—	—	(291,437)
Net resources used in investing activities	—	(291,437)	—	(291,437)	—	—	(291,437)

Cash, cash equivalents and restricted cash:
Net increase	(152,685)	1,100,132	—	947,447	11,638	—	959,085
Balance at beginning of year	152,782	1,139,902	—	1,292,684	79,870	—	1,372,554
Balance at end of year	Ps.	97	Ps.	2,240,034	—	Ps.	2,240,131	Ps.	91,508	—	Ps.	2,331,639

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	912,075	Ps.	1,096,682	Ps.	(1,105,466)	Ps.	903,291	Ps.	8,784	—	Ps.	912,075
Add items that did not require resources:
Depreciation	—	49,929	—	49,929	14,283	—	64,212
Equity in income subsidiaries	(1,162,493)	(2,520)	1,165,013	—	—	—	—
Amortization of Beta trademark and backlog	168,622	—	—	168,622	—	—	168,622
Labor Obligations	—	26,246	—	26,246	6,224	—	32,470
Deferred income taxes	96,413	300,239	—	396,652	(8,859)	—	387,793
14,617	1,470,576	59,547	1,544,740	20,432	1,565,172
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivables	(5,776)	(679,992)	13,233	(672,535)	50,523	(52,555)	(674,567)
Accounts receivable from affiliates	(1,184,765)	117,586	878,531	(188,648)	(61,209)	249,857	—
Inventories and land held for future development	(88,077)	(2,107,133)	—	(2,195,210)	(92,337)	—	(2,287,547)
Other assets	(258,801)	38,186	—	(220,615)	(127,400)	—	(348,015)
Increase (decrease) in:
Trade accounts payable	7,521	1,052,023	—	1,059,544	117,535	—	1,177,079
Accrued expenses and taxes	—	280,330	—	280,330	—	—	280,330
Due to related parties	5,605	881,675	(887,280)	—	219,702	(219,702)	—
Other liabilities	—	133,308	—	133,308	—	—	133,308
Net resources used in operating activities	(1,509,676)	1,186,559	64,031	(259,086)	127,246	(22,400)	(154,240)

Financing activities:
Proceeds from new borrowings	1,765,247	1,394,076	844,045	4,003,368	30,038	2,763	4,036,169
Payments of notes payable to financial institutions	—	(1,807,472)	—	(1,807,472)	—	—	(1,807,472)
Proceeds from issuance of common stock	1,040,311	—	—	1,040,311	(22,800)	22,800	1,040,311
Net resources generated by financing activities	2,805,558	(413,396)	844,045	3,236,207	7,238	25,563	3,269,008

Investing activities:
Restricted investments	46,173	—	—	46,173	—	—	46,173
Acquisition of property and equipment	—	(42,419)	—	(42,419)	(110,244)	(3,163)	(155,826)
Acquisition of minority interest	(76,559)	(84,173)	76,559	(84,173)	—	—	(84,173)
Acquisition of Beta	(1,135,406)	—	(984,635)	(2,120,041)	—	—	(2,120,041)
Net resources used in investing activities	(1,165,792)	(126,592)	(908,076)	(2,200,460)	(110,244)	(3,163)	(2,313,867)

Cash, cash equivalents and restricted cash:
Net increase	130,090	646,571	—	776,661	24,240	—	800,901
Balance at beginning of year	22,689	493,334	—	516,023	55,630	—	571,653
Balance at end of year	Ps.	152,779	Ps.	1,139,905	—	Ps.	1,292,684	Ps.	79,870	—	Ps.	1,372,554

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	759,810	Ps.	766,309	Ps.	(763,222)	Ps.	762,897	Ps.	50,962	Ps.	(44,286)	Ps.	769,573
Add items that did not require resources:
Depreciation	—	17,246	—	17,246	8,824	—	26,070
Equity in income subsidiaries	(782,646)	23	738,337	(44,286)	—	44,286	—
Loss from sale of subsidiary	—	—	—	—	1,228	—	1,228
Deferred income taxes	(55,314)	339,499	—	284,185	14,543	—	298,728
(78,150)	1,123,077	(24,885)	1,020,042	75,557	1,095,599
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	(50,915)	(1,302,205)	—	(1,353,120)	(247,596)	175,287	(1,425,429)
Accounts receivable from affiliates	(410,839)	277,779	(133,060)	(7,550)	140,610	—
Inventories and land held for future development	11,323	(1,476,998)	24,884	(1,440,791)	(47,823)	—	(1,488,614)
Prepaid expenses	—	(18,307)	—	(18,307)	(61,381)	—	(79,688)
Increase (decrease) in:
Trade accounts payable	(17,044)	756,842	(1,351)	738,447	121,361	(133,804)	726,004
Due to related parties	92,074	184,354	(276,428)	—	140,610	(140,610)	—
Other, net	4,982	(14,219)	—	(9,237)	8,044	—	(1,193)
Net resources used in operating activities	(37,730)	(1,158,295)	(1)	(1,196,026)	(18,778)	41,483	(1,173,321)

Financing activities:
Proceeds from new borrowings	—	434,949	—	434,949	—	—	434,949
Payments of notes payable	(132,412)	(270,841)	—	(403,253)	—	—	(403,253)
Loans from related parties	—	32,265	—	32,265	—	—	32,265
Payments of elated party loans	—	(187,404)	—	(187,404)	—	—	(187,404)
Proceeds from issuance of common stock	1,817,477	1,697,305	(1,691,562)	1,823,220	68,349	(68,349)	1,823,220
Net resources generated by financing activities	1,685,065	1,706,274	(1,691,562)	1,699,777	68,349	(68,349)	1,699,777

Investing activities:
Restricted investments	(8,394)	—	—	(8,394)	—	—	(8,394)
Proceeds from sale of machinery and equipment	—	—	—	—	51,731	—	51,731
Acquisition of property and equipment — net	—	(154,152)	—	(154,152)	(80,713)	—	(234,865)
Investment in shares	(1,718,429)	—	1,691,563	(26,866)	—	26,866	—
Net resources used in investing activities	(1,726,823)	(154,152)	1,691,563	(189,412)	(28,982)	26,866	(191,528)

Cash, cash equivalents and restricted cash:
Net increase	(79,488)	393,829	—	314,341	20,589	—	334,928
Balance at beginning of year	102,178	99,505	—	201,683	35,042	—	236,725
Balance at end of year	Ps.	22,690	Ps.	493,332	Ps.	—	Ps.	516,022	Ps.	55,631	Ps.	—	Ps.	571,653

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to US GAAP

As of and for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

	Parent Company		Wholly- Owned Guarantor Subsidiaries		Eliminations		Parent Company and Wholly- Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries		Eliminations		Consolidated
Majority net income according to MFRS	Ps.	1,340,877	Ps.	1,625,545	Ps.	(1,269,800)	Ps.	1,696,622	Ps.	78,127	Ps.	(433,872)	Ps.	1,340,877
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—		98,344		—		98,344		(311,112)		—		(212,768)
Reversal of cost recognized under percentage of completion method of accounting	—		(66,874)		—		(66,874)		211,557		—		144,683
Capitalization of interest	158,546		31,935				190,481		1,090				191,571
Backlog	(45,955)		—		—		(45,955)		—		—		(45,955)
Labor obligations	—		(3,088)				(3,088)		(3,088)				(6,176)
Deferral of dowinpayment			79,382				79,382						79,382
Deferral of future involvement			(7,300)				(7,300)						(7,300)
Selling commission			2,401				2,401						2,401
Effects of inflation on U.S. GAAP adjustments	—		136,513		—		136,513		29,001		—		165,514
Tax effects on U.S. GAAP adjustments	(31,517)		(37,751)		—		(69,268)		(9,529)		—		(78,797)
Total adjustments	81,074		233,562		—		314,636		(82,081)		—		232,555
Net income according to U.S. GAAP	Ps.	1,421,951	Ps.	1,859,107	Ps.	(1,269,800)	Ps.	2,011,258	Ps.	(3,954)	Ps.	(433,872)	Ps.	1,573,432

Majority stockholders’ equity according to MFRS	Ps.	7,262,246	Ps.	7,257,108	Ps.	(7,554,500)	Ps	6,964,854	Ps.	753,175	Ps.	(486,108)	Ps.	7,231,921
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—		(3,808,852)		—		(3,808,852)		(807,185)		—		(4,616,037)
Reversal of cost recognized under percentage of completion method of accounting	—		2,978,180		—		2,978,180		640,526		—		3,618,706
Backlog and Beta trademark	(204,005)						(204,005)						(204,005)
Goodwill	83,611						83,611						83,611
Labor Obligations			(22,245)				(22,245)		(5,418)				(27,663)
Sales commissions			83,807				83,807						83,807
Deferral of future involvement			(7,300)				(7,300)						(7,300)
Deferral of unsecured homebuyers receivalbes of the year			(63,958)				(63,958)						(63,958)
Acquisition of minority interest			76,559				76,559						76,559
Capitalization of interest	383,017		77,178		—		460,195		2,647		—		462,842
Total U.S. GAAP adjustments before tax effects	262,623		(686,631)		—		(424,008)		(169,430)		—		(593,438)
Tax effects on U.S. GAAP adjustments	(111,588)		252,050		—		140,462		47,440		—		187,902
Total adjustments	151,035		(434,581)		—		(283,546)		(121,990)		—		(405,536)
Stockholders’ equity according to U.S. GAAP	Ps.	7,413,281	Ps.	6,822,527	Ps.	(7,554,500)	Ps.	6,681,308	Ps.	631,185	Ps.	(486,108)	Ps.	6,826,385

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to US GAAP

As of and for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

Parent Company	Wholly- Owned Guarantor Subsidiaries	Eliminations	Parent Company and Wholly- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Majority net income according to MFRS	Ps.	919,063	Ps.	1,096,680	Ps.	(1,105,465)	Ps.	910,278	Ps.	8,785	Ps.	—	Ps.	919,063
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—	(966,777)	—	(966,777)	—	—	(966,777)
Reversal of cost recognized under percentage of completion method of accounting	—	639,767	—	639,767	—	—	639,767
Backlog and Beta trademark	(164,456)	(164,456)	(164,456)
Capitalization of interest	52,890	130,157	—	183,047	—	—	183,047
Effects of inflation on U.S. GAAP adjustments	—	138,545	—	138,545	—	—	138,545
Tax effects on U.S. GAAP adjustments	(157,750)	219,856	—	62,106	—	—	62,106
Total adjustments	(269,316)	161,548	—	(107,768)	—	—	(107,768)
Net income according to U.S. GAAP	Ps.	649,747	Ps.	1,258,228	Ps.	(1,105,465)	Ps.	802,510	Ps.	8,785	Ps.	—	Ps.	811,295

Majority stockholders’ equity according to MFRS	Ps.	5,881,765	Ps.	5,661,777	Ps.	(5,659,011)	Ps	5,884,531	Ps.	268,814	Ps.	(271,579)	Ps.	5,881,766
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—	(4,468,046)	—	(4,468,046)	(129,007)	—	(4,597,053)
Reversal of cost recognized under percentage of completion method of accounting	—	3,339,099	—	3,339,099	102,266	—	3,441,365
Backlog and Beta trademark	(164,456)	(164,456)	(164,456)
Goodwill	83,611	83,611	83,611
Acquisition of minority interest	76,559	76,559	76,559
Capitalization of interest	98,673	183,594	—	282,267	—	—	282,267
Deferred employee statutory profit sharing	(4,529)	(4,529)	9,167	4,638
Total U.S. GAAP adjustments before tax effects	17,828	(873,323)	—	(855,495)	(17,574)	—	(873,069)
Tax effects on U.S. GAAP adjustments	101,410	196,583	—	297,993	2,990	—	300,983
Total adjustments	119,238	(676,740)	—	(557,502)	(14,584)	—	(572,086)
Stockholders’ equity according to U.S. GAAP	Ps.	6,001,003	Ps.	4,985,037	Ps.	(5,659,011)	Ps.	5,327,029	Ps.	254,230	Ps.	(271,579)	Ps.	5,309,680

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

 Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS)to US GAAP

As of and for the Year Ended December 31, 2004

(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

	Parent Company		Wholly- Owned Guarantor Subsidiaries		Eliminations		Parent Company and Wholly- Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries		Eliminations		Consolidated
Majority net income according to MFRS	Ps.	759,810	Ps.	766,241	Ps.	(772,969)	Ps.	753,082	Ps.	51,029	Ps.	(44,286)	Ps.	759,825
U.S. GAAP adjustments:
Reversal or revenue recognized under percentage of completion method of accounting	—		(1,346,650)		—		(1,346,650)		(124,304)		—		(1,470,954)
Reversal of cost recognized under percentage of completion method of accounting	—		772,036		—		772,036		83,611		—		855,647
Reversal of value-added tax accounting	—		20,372		—		20,372		—		—		20,372
Capitalization of interest	14,427		16,455		—		30,882		3,903		—		34,785
Deferred employee statutory profit sharing	—		(4,704)		—		(4,704)		(3,107)		—		(7,811)
Effects of inflation on U.S. GAAP adjustments	—		111,913		—		111,913		5,962		—		117,876
Tax effects on U.S. GAAP adjustments	(4,328)		138,289		—		133,961		10,295		—		144,256
Total adjustments	10,099		(292,289)		—		(282,190)		(23,639)				(305,829)
Net income according to U.S. GAAP	Ps.	769,909	Ps.	473,952	Ps.	(772,969)	Ps.	470,892	Ps.	27,390	Ps.	(44,286)	Ps.	453,996
Majority stockholders’ equity according to MFRS	Ps.	4,007,496	Ps.	3,660,236	Ps.	(3,660,236)	Ps.	4,007,496	Ps.	286,217	Ps.	(286,217)	Ps.	4,007,496
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage of completion method of accounting	—		(2,502,507)		—		(2,502,507)		(133,345)		—		(2,635,852)
Reversal of cost recognized under percentage of completion method of accounting	—		1,708,364		—		1,708,364		89,691		—		1,798,055
Capitalization of interest	42,533		48,516		—		91,049		11,508		—		102,557
Deferred employee statutory profit sharing	—		(6,196)		—		(6,196)		(4,096)		—		(10,292)
Other	—		(11,393)		—		(11,393)		—		—		(11,393)
Total U.S. GAAP adjustments before tax effects	42,533		(763,216)		—		(720,683)		(36,242)		—		(756,925)
Tax effects on U.S. GAAP adjustments	(12,759)		225,547		—		212,788		10,871		—		223,659
Total adjustments	29,774		(537,669)		—		(507,895)		(25,371)		—		(533,266)
Stockholders’ equity according to U.S. GAAP	Ps.	4,037,270	Ps.	3,122,567	Ps.	(3,660,236)	Ps.	3,499,601	Ps.	260,846	Ps.	(286,217)	Ps.	3,474,230