Form 20-F
period 2007-12-31
Homex Development Corp.
filed 2008-06-30
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:  N/A

Commission file number:  1-32229

Desarrolladora Homex, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Homex Development Corp.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico Telephone: (52667) 758-5800
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York Stock Exchange

American Depositary Shares, each representing six common shares, without par value *	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.50% Senior Guaranteed Exchange Notes due September 28, 2015
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

334,870,350 common shares, without par value

Indicate by check mark if the registrant is a well-known, seasoned issuer as defined in Rule 405 of the Securities Act:

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐            IFRS  ☐            Other  ☒

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2007.

We prepare our financial statements in constant pesos and in accordance with Mexican Financial Reporting Standards, referred to as MFRS, which differ in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP. See Notes 27, 28 and 29 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our majority net income and majority stockholders’ equity according to MFRS to consolidated net income, and consolidated stockholders’ equity according to U.S. GAAP.

Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our respective financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this annual report has been restated in pesos of constant purchasing power as of December 31, 2007. The Mexican National Consumer Price Index, or NCPI, increased by 3.7590% from December 31, 2006 to December 31, 2007.

We are also required to determine any gain or loss in our respective monetary positions to reflect the effect of inflation on monetary assets and liabilities under MFRS. This is done by subtracting monetary liabilities from monetary assets and then adjusting net monetary position by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings.

Pursuant to MFRS, we recognize revenues from the sale of homes based on the percentage-of-completion method of accounting, which requires us to recognize revenues as we incur the cost of construction. In this annual report, we use “sell” and refer to homes “sold” in connection with homes where:

•      the homebuyer has submitted all required documents in order to obtain financing from the mortgage lender;

•      the Company has established that the homebuyer will obtain the required financing from the mortgage lender;

•      the homebuyer has signed a purchase application for the processing and granting of a loan to buy a property to be used as housing; and

•      the homebuyer has made a down payment, where down payments are required.

We use “deliver” and refer to homes “delivered” in connection with homes for which title has passed to the homebuyer and for which we have received the sale proceeds.

i

Currency Information

Unless otherwise specified, references to “US$,” “U.S. dollars” and “dollars” are to the lawful currency of the United States. References to “Ps.” and “pesos” are to the lawful currency of Mexico. References to “UDI” and “UDIs” are to Unidades de Inversión, units of account whose value in pesos is indexed to inflation on a daily basis by Banco de México (Mexico’s central bank) and published periodically.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not understand these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.10.9185 to US$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2007. On June 26, 2008, such noon buying rate was Ps. 10.2870 to US$1.00.

Unless otherwise indicated, references to UDIs are to UDIs at Banco de México’s UDI conversion rate of Ps.3.932983 per UDI on December 31, 2007. On June 26, 2008, the UDI conversion rate was Ps. 4.012176 per UDI.

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

ii

MARKET SHARE AND OTHER INFORMATION

Other Information Presented

The standard measure of area in the real estate market in Mexico is the square meter (m(2)). Unless otherwise specified, all units of area shown in this annual report are expressed in terms of m(2), acres or hectares. One square meter is equal to approximately 10.764 square feet. Approximately 4,047 m(2) (or 43,562 square feet) are equal to one acre and one hectare is equal to 10,000 m(2) (or approximately 2.5 acres).

FORWARD-LOOKING STATEMENTS

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include:

•      projections of revenues, net income (loss), earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•      statements of our plans, objectives or goals, including those relating to anticipated |s, competition, regulation, government housing policy and rates;

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

iii

PART I

ITEM 1.       Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.       Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.       Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated. Certain information presented in these tables does not include our Beta subsidiary which we acquired on July 1, 2005. Information as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007 is derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2007.

The information in the following tables should also be read together with “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP. Notes 27, 28 and 29 to our audited consolidated financial statements provide information relating to the nature and effect of such differences as they relate to us, and provide a reconciliation to U.S. GAAP of consolidated net income and consolidated stockholders’ equity.

Pursuant to MFRS, we use the percentage-of-completion method of accounting for revenues and costs, which differs in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP.  Under MFRS, applying the percentage-of-completion method, we measure the progress towards completion in terms of actual costs incurred versus estimated expenditures for each stage of a development.  Also, under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds.  We receive consideration from the sale of a home at closing when title to the home is transferred to the homebuyer.  We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers.  See Note 3 to our consolidated financial statements.

We apply the percentage-of-completion method to recognize revenues from our housing developments subject to the following conditions:

•      the homebuyer has submitted all required documents in order to obtain financing from the mortgage lender;

•      the Company has established that the homebuyer will obtain the required financing from the mortgage lender;

•      the homebuyer has signed a purchase application for the processing and granting of a loan to buy a property to be used as housing; and

•      the homebuyer has made a down payment, where down payments are required.

The variations in the Company’s gross profit, gross profit margin and ultimately operating profits arise due to the stated differences related to cost and revenue recognition between MFRS and U.S. GAAP.  In 2007, revenues under MFRS were Ps.16,222 million while revenues under U.S. GAAP were Ps.13,850 million.  In 2006, revenues under MFRS were Ps.13,439 million while revenues under U.S. GAAP were Ps.13,224 million. See Notes 27 and 28 to our audited consolidated financial statements.

Except for ratios, percentages, and per share, per ADS, and operating data, all amounts are presented in thousands of constant pesos.

For additional information regarding financial information presented in this annual report, see “Presentation of Financial and Other Information.”

Homex Selected Consolidated Financial Information

	Years Ended December 31,
	2007 (5)	2006	2005	2004	2003
	(In thousands of constant Ps. as of December 31, 2007, except as otherwise specified)
Statement of Operations Data:
Mexican Financial Reporting Standards:
Revenues (1)	16,222,524	13,439,519	9,216,043	5,928,658	3,248,486
Cost of sales	11,041,456	9,191,005	6,418,567	4,128,107	2,323,583
Gross profit	5,181,068	4,248,514	2,797,476	1,800,551	924,903
Selling and administrative expenses	1,798,429	1,359,147	913,165	483,574	297,598
Income from operations	3,382,639	2,889,367	1,884,311	1,316,977	627,305
Other income, net (4)	209,223	11,004	14,956	38,509	86,554
Net comprehensive financing cost (2)	278,904	790,969	494,005	178,086	142,335
Income before income taxes	3,312,958	2,109,402	1,405,262	1,177,400	571,524
Income tax expense	951,280	669,843	458,902	378,897	204,565
Consolidated net income	2,361,678	1,439,559	946,360	798,503	366,959
Net income of majority stockholders	2,233,066	1,391,281	953,611	788,389	361,045
Net income (loss) of minority stockholders	128,612	48,278	(7,251)	10,114	5,915
Weighted average shares outstanding (in thousands)	335,688	335,869	324,953	281,997	241,521
Basic and diluted earnings per share (in pesos)	6.65	4.14	2.93	2.80	1.49
Basic and diluted earnings per ADS (3) (in pesos)	39.91	24.85	17.60	16.78	8.96
U.S. GAAP:
Revenues (1)	13,849,728	13,224,145	8,212,918	4,402,410	3,039,534
Cost of sales	9,814,725	9,311,415	6,150,813	3,318,605	2,331,198
Gross profit	4,035,003	3,912,730	2,062,105	1,083,805	708,336
Operating income (4)	2,116,650	2,519,346	1,142,318	582,616	410,379
Net income	1,667,234	1,632,577	841,792	471,062	274,842
Weighted average shares outstanding (in thousands)	335,688	335,869	324,953	281,997	241,521
Basic and diluted earnings per share (in pesos)	4.96	4.86	2.59	1.67	1.14
Basic and diluted earnings per ADS (3) (in pesos)	29.76	29.16	15.54	10.02	6.84

	As of and for the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands of constant Ps. as of December 31, 2007, except as otherwise specified)
Balance Sheet Data:
Mexican Financial Reporting Standards:
Cash and cash equivalents	2,206,834	2,381,689	1,423,813	570,294	245,627
Restricted cash	156,090	37,597	336	22,848	—
Trade accounts receivable	7,549,258	5,541,086	5,999,812	3,537,424	2,058,411
Total current assets	14,794,575	12,572,239	11,578,697	6,573,449	3,469,735
Land held for future development	7,091,074	5,180,583	1,927,217	562,338	267,694
Property and equipment	1,155,729	669,095	497,535	280,533	63,890
Total assets	24,189,256	19,620,062	15,398,691	7,558,654	3,851,630
Current portion of long-term debt	260,758	91,392	92,235	443,070	749,805
Current portion of leases	68,187	8,704	7,588	—	—
Total current liabilities	6,967,592	6,268,537	4,075,951	2,437,305	1,931,560
Long-term debt and swap payable	3,466,741	3,605,029	3,601,864	201,066	—
Long-term leases	288,857	—	—	—	—
Land suppliers — long-term	992,801	—	—	22,415	—
Total long-term liabilities	7,380,534	5,759,021	5,179,421	907,607	396,585
Total liabilities	14,348,126	12,027,558	9,255,372	3,344,912	2,328,144
Common stock	528,011	528,011	528,011	242,249	193,332
Total stockholders’ equity	9,841,130	7,592,504	6,143,319	4,213,742	1,523,488
	24,189,256	19,620,062	15,398,691	7,558,654	3,851,630

U.S. GAAP:
Cash and cash equivalents	2,206,834	2,381,689	1,423,813	570,294	245,627
Restricted cash	156,090	37,597	336	22,848	—
Accounts receivable	600,655	985,043	1,229,953	802,489	648,793
Total current assets	14,488,606	12,467,252	10,751,884	6,188,381	3,175,201
Land held for future development	7,091,074	5,180,580	1,927,217	562,338	263,542
Property and equipment	1,155,729	669,095	497,535	280,533	63,890
Total assets	24,579,367	20,079,591	14,795,096	7,173,586	3,544,477
Total current liabilities	11,054,629	9,147,783	5,589,043	3,300,268	2,245,153
Total majority stockholders’ equity	8,627,504	7,082,989	5,509,272	3,604,828	1,247,973
Other Financial Data:
Mexican Financial Reporting Standards:
Depreciation	196,307	130,829	66,626	27,050	12,347
Gross margin (6)	31.9%	31.6%	30.4%	30.4%	28.5%
Operating margin (7)	20.8%	21.5%	20.4%	22.2%	19.3%
Net margin (8)	14.5%	10.7%	10.3%	13.5%	11.3%
Other Financial Data:
EBITDA (9)	4,031,097	3,173,119	2,151,208	1,392,043	726,514
Net debt (10)	1,513,305	1,245,825	2,196,822	73,842	504,178
Ratio of total debt to total stockholders’ equity	37.8%	47.7%	58.9%	15.3%	49.2%
Ratio of total debt to total assets	15.4%	18.5%	23.5%	8.5%	19.5%
U.S. GAAP:
Gross margin (6)	29.1%	29.6%	25.1%	24.6%	23.3%
Operating margin (7)	15.2%	19.1%	13.9%	13.2%	13.5%
Net margin (8)	12.0%	12.3%	10.2%	10.7%	9.0%
Other Financial Data:
EBITDA (9)	2,855,834	2,715,514	1,701,859	736,830	489,091

(1)     For U.S. GAAP purposes, sales  are  recognized  when  title passes  to the homebuyer and the homebuyer has the legal right to occupy the home, as  opposed to the percentage-of-completion  method of  accounting  used for  MFRS purposes, under  which we recognize income from homes we sell as we incur the cost of their construction.

(2)     Represents interest  income, interest  expense, monetary position  gains and  losses, and foreign exchange gains and losses.

(3)     Assumes all common shares are represented by ADSs. Each ADS represents six common shares. Any discrepancies between per share and per ADS amounts in the tables are due to rounding.

(4)     Employee statutory profit-sharing expense is classified as an operating expense under U.S. GAAP, and as other expense under MFRS.

(5)     Interest capitalized as part of the cost of inventories is included in cost of sales  under U.S. GAAP and MFRS. Due  to  the initial application   of  MFRS D-6 during  2007, the  net  comprehensive financing cost capitalized related to qualified assets for the same period was Ps.179,304, of which Ps.119,286 related to inventories sold and subsequently was applied   to cost of sales  of   the same period and Ps.60,018 (Ps.43,213 net of taxes) represented an   increase in  net income. The approximate period for  the amortization of the capitalized comprehensive  financing cost is between  4 and 12 months. The annual capitalization  rate is 7.6%.

(6)     Represents gross profit divided by total revenues.

(7)     Represents operating income divided by total revenues.

(8)     Represents net income divided by total revenues.

(9)     EBITDA is not a financial measure computed under Mexican or U.S. GAAP.  EBITDA derived from our MFRS financial information means MFRS net income excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (which are composed of net interest expense (income), foreign exchange gain or loss and monetary position gain or loss) including CFC capitalized to land balances that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense.

EBITDA derived from our U.S. GAAP financial information means U.S. GAAP net income excluding (i) depreciation and amortization; (ii) interest expense and monetary position gain or loss; and (iii) income tax expense. EBITDA does not exclude interest income (Ps.100,874 in 2007, Ps.61,407 in 2006, Ps. 25,799 in 2005, Ps. 19,085 in 2004 and Ps. 6,912 in 2003).

EBITDA under MFRS excludes the effect of CFC capitalized to land balances that is subsequently charged to cost of sales.   The Company’s computation of EBITDA under US GAAP includes such expense in the computation of EBITDA for all periods.  Accordingly, the two computations are not comparable.

We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represent a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance; and (iii) income tax expense and, for EBITDA derived from our MFRS financial information, employee statutory profit-sharing expense.

EBITDA is also a useful basis for comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure. You should review EBITDA, along with net income (loss) and cash flow from operating activities, investing activities and financing activities, when trying to understand our operating performance. While EBITDA may provide a useful basis for comparison, our computation of EBITDA is not necessarily comparable to EBITDA as reported by other companies, as each is calculated in its own way and must be read in conjunction with the explanations that accompany it. While EBITDA is a relevant and widely used measure of operating performance, it does not represent cash generated from operating activities in accordance with MFRS or U.S. GAAP and should not be considered as an alternative to net income, determined in accordance with MFRS or U.S. GAAP, as an indication of our financial performance, or to cash flow from operating activities, determined in accordance with MFRS or U.S. GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs.

EBITDA has certain material limitations:  (i) it does not include interest expense, which, because we have borrowed money to finance some of our operations, is a necessary and ongoing part of our costs and assisted us in generating revenue; (ii) it does not include taxes, which are a necessary and ongoing part of our operations; and (iii) it does not include depreciation, which, because we must utilize property and equipment in order to generate revenues in our operations, is a necessary and ongoing part of our costs. Therefore, any measure that excludes any or all of interest expense, taxes and depreciation and amortization has material limitations.

Reconciliation of Net Income to EBITDA Computed from Our MFRS Financial Information

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands of constant Ps. as of December 31, 2007)
Net income	2,361,678	1,439,559	946,360	798,503	366,959
Depreciation	196,307	130,829	66,626	27,050	12,347
Net comprehensive financing cost	278,904	790,969	494,005	178,086	142,335
Amortization of backlog (intangible)	—	10,714	125,808	—	—
Amortization of Beta trademark	92,958	94,477	49,153	—	—
Employee statutory profit-sharing	30,684	36,728	10,354	9,507	308
Comprehensive financing cost capitalized and subsequently charged cost of sales	119,286	—	—	—	—
Income tax expense	951,280	669,843	458,902	378,897	204,565
EBITDA	4,031,097	3,173,119	2,151,208	1,392,043	726,514

Reconciliation of Net Income to EBITDA Computed from Our U.S. GAAP Financial Information

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands of constant Ps. as of December 31, 2007)
Net income	1,667,234	1,632,577	841,792	471,062	274,842
Depreciation	196,307	130,829	66,626	27,050	12,347
Interest (income) expense and inflation effect	173,719	47,631	49,653	9,503	26,057
Amortization of backlog (intangible)	16,747	58,397	296,445	—	—
Amortization of Beta trademark	92,958	94,477	49,153	—	—
Income tax expense	708,869	751,603	398,190	229,215	175,845
EBITDA	2,855,834	2,715,514	1,701,859	736,830	489,091

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

Reconciliation of Total Debt to Net Debt Derived from Our MFRS Financial Information

	As of December 31,
	2007	2006	2005	2004	2003
	(In thousands of constant Ps. as of December 31, 2007)
Current portion of long-term debt	185,211	13,781	11,183	443,070	749,805
Current portion of leases	68,187	8,704	7,588	—	—
Long-term debt	3,466,741	3,605,029	3,601,864	201,066	—
Total debt	3,720,139	3,627,514	3,620,635	644,136	749,805
Cash and cash equivalents	2,206,834	2,381,689	1,423,813	570,294	245,627
Net debt	1,513,305	1,245,825	2,196,822	73,842	504,178

DIVIDENDS

A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount, and payment of dividends. Under Mexican law, dividends may only be paid from retained earnings and if losses for prior fiscal years have been recovered.

We have not paid dividends since we were formed in 1989 and we do not currently expect to pay dividends. We intend to devote a substantial portion of our future cash flow to funding working capital requirements and purchasing land. We may consider adopting a dividend policy in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax consideration, future prospects, and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of future debt instruments that may limit our ability to pay dividends. On March 10, 2008 we approved a share repurchase program for up to US$250 million.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on buying rates published by Banco de México. All amounts are stated in pesos, and we have not restated the rates in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Years Ended December 31,	Noon Buying Rate (Ps. Per US$ )
	Low (1)	High (1)	Average (2)	Period- End
2003	10.09	11.42	10.79	11.23
2004	10.79	11.66	11.29	11.15
2005	10.43	11.37	10.89	10.64
2006	10.43	11.49	10.90	10.84
2007	10.66	11.27	10.97	10.88

Month Ended
December 31, 2007	10.66	11.27	10.97	10.88
January 31, 2008	10.84	10.98	10.91	10.84
February 29, 2008	10.68	10.84	10.76	10.73
March 31, 2008	10.67	10.94	10.76	10.70
April 30, 2008	10.45	10.70	10.53	10.45
May 31, 2008	10.31	10.57	10.46	10.31
June 26, 2008	10.28	10.43	10.34	10.32

(1)               Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)               Average of month-end rates.

On June 26, 2008, Banco de México’s UDI conversion rate was Ps. 4.012176 per UDI.

Industry and Market Data

Except during a liquidity crisis lasting from September through December 1982, Banco de México has consistently made foreign currency available to Mexican private segment entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, it is possible that foreign currency will not continue to be available to private segment companies or that foreign currency that we may need to service foreign currency obligations or to import goods will not be available for purchase in the open market without substantial additional cost.

RISK FACTORS

Risk Factors Related to Our Business

Decreases in the Amount of Mortgage Financing Provided by Mexican Housing Funds on Which We Depend, or Disbursement Delays, Could Result in a Decrease in Our Sales and Revenues

The home building industry in Mexico has been characterized by a significant shortage of mortgage financing. Historically, the limited availability of financing has restricted home building and contributed to the current shortage of affordable entry-level housing. Substantially all financing for affordable entry-level housing in Mexico is provided by entities established for this purpose (“Mexican Housing Funds”) such as:

•                  the National Workers’ Housing Fund Institute, or INFONAVIT (Instituto del Fondo Nacional para la Vivienda de los Trabajadores), which is financed primarily through mandatory contributions from the gross wages of private segment workers, and securitization of mortgages in the capital markets;

•                  the Social Security and Services Institute Public Segment Workers’ Housing Fund, or FOVISSSTE (Fondo para la Vivienda y la Seguridad y Servicios Sociales para los Trabajadores del Estado), which is financed primarily through mandatory contributions from the gross wages of public sector workers; and

•                  public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal, S.N.C., Institucion de Banca de Desarrollo), which is financed through its own funds as well as funds provided by the World Bank and a trust managed by Banco de México.

See “Item 4. Information on the Company— Business Overview–The Mexican Housing Market.”

The amount of funding available and the level of mortgage financing from these sources is limited and may vary from year to year.

These Mexican Housing Funds have significant discretion in terms of the allocation and timing of disbursement of mortgage funds. We depend on the availability of mortgage financing provided by these Mexican Housing Funds for substantially all of our sales of affordable entry-level housing, which represented 77.3% of our revenues and 77.3% of our operating income for 2007, and 78.4% of our revenues and 78.4% of our operating income for 2006.

Accordingly, our financial results are affected by policies and administrative procedures of INFONAVIT, FOVISSSTE, and SHF, as well as by the Mexican government’s housing policy. The availability of mortgage financing granted by INFONAVIT and FOVISSSTE has increased significantly during the past five years as compared to historical levels, while financing from SHF has decreased due to a change in its policy in 2005. The future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of INFONAVIT, the geographic allocation of mortgage financing, that could result in a decrease in our sales and revenues.

Disruptions in the operations of these Mexican Housing Funds, for any reason, may occur and result in a decrease in our sales and revenues.

Decreases or delays in the amount of funds available from INFONAVIT, FOVISSSTE, SHF or other sources, or substantially increased competition for these funds, could result in a decrease in our sales and revenues. These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

The current administration of President Felipe Calderón has initiated a National Housing Program (Programa Nacional de Vivienda) 2007-2012, through which the government expects that Mexican Housing Funds will provide six million mortgages by 2012, mainly to low-income families. For 2008, the government believes that Mexican Housing Funds will provide 1.2 million residential mortgages.

A Slowdown in the Mexican Economy Could Limit the Availability of Private-Segment Financing in Mexico, on Which We Depend for Our Sales of Middle-Income Housing, Which Could Result in a Decrease in Our Sales and Revenues

One of our principal strategies is to expand our operations in the middle-income and residential housing segments while maintaining our margins and without adversely affecting our financial condition. Our expansion into this market depends on private segment lenders, such as commercial banks and Limited Purpose Financing Companies and Multiple Purpose Financing Companies (Sociedades Financieras de Objeto Limitado y Sociedades Financieras de Objetivo Múltiple, or “sofoles” or “sofomes”), which provide a substantial majority of mortgage financing for the middle-income segment. The availability of private segment mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations. From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico. However, during the same period a number of sofoles were formed, serving the mostly middle-income market. Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand. However, it is possible that the amount of mortgage financing provided by private sector entities for the middle-income housing market will not increase or be maintained at current levels.

Our Strategy for Expansion in the Tourism/Resort Housing Market  may be Affected by a Slowdown in U.S. General Economic Conditions, Which Could Adversely Affect Our Business or Our Financial Results

The tourism/resort homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing, and interest rate levels. Adverse changes in any of these conditions, or in the markets where our targeted clients operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes in the tourism/resort housing markets, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition. However, the Company believes that the targeted customers will consist of an exclusive sector of senior U.S. and European residents, for whom the availability of financing is not a key requisite for purchasing a second home.

We Experience Significant Seasonality in Our Results of Operations

The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE. Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter. We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified homebuyer in a particular development. Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters. We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future.

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

Increases in the Price of Raw Materials May Increase Our Cost of Sales and Reduce Our Net Earnings

The basic raw materials used in the construction of our homes include concrete, concrete block, steel, bricks, windows, doors, roof tiles and plumbing fixtures. Increases in the price of raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales and reduce our net earnings to the extent we are unable to increase our sale prices. It is possible that the prices of our raw materials will increase in the future.

Because We Recognize Income from Sales of Homes Under the Percentage-of-Completion Method of Accounting Before Receiving Cash Revenue, Failed Closings Could Result in a Shortfall of Actual Cash Received and Require an Adjustment to Revenue Previously Recorded

In accordance with MFRS, and consistent with industry practice in Mexico, we recognize income from the sale of homes based on the percentage-of-completion method of accounting, which in Mexico requires us to recognize income as we incur the cost of construction. See Note 3 to our consolidated financial statements for a discussion of the percentage-of-completion method. However, we do not receive the consideration from these sales until the homes are titled. As a result, there is a risk that revenue in respect of the income recognized for accounting purposes will not be received due to the failure of a sale to close.

Loss of the Services of Our Key Management Personnel Could Result in Disruptions to Our Business Operations

Our management and operations are dependent in large part upon the contributions of a small number of key senior management personnel, including Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, and Gerardo de Nicolás Gutiérrez, our Chief Executive Officer. We do not have employment or non-compete agreements with or maintain key-man life insurance in respect of either of these individuals. Because of their knowledge of the industry and our operations and their experience with Homex, we believe that our future results will depend upon their efforts, and the loss of the services of either of these individuals for any reason could result in disruptions to our business operations.

Competition from Other Home Builders Could Result in a Decrease in Our Sales and Revenues

The home building industry in Mexico is highly competitive. Our principal competitors include public companies like Corporacion GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V., URBI Desarrollos Urbanos, S.A.B. de C.V. and SARE, S.A.B. de C.V. Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land. Competition is likely to continue or intensify. Competitive conditions may prevent us from achieving our goal of increasing our volume of sales, or increased competition may result in a decrease in our sales and revenues.

Changes in Building and Zoning Regulations to Which We are Subject Could Cause Delays in Construction and Result in Increased Costs

The Mexican housing industry is subject to extensive building and zoning regulation by various federal, state and municipal authorities. These authorities oversee land acquisition, development and construction activities, and certain dealings with customers. The costs associated with obtaining building and zoning permits, paying purchase or development fees and taxes, securing utility service rights and titling new homes are substantially higher in Mexico than in other countries and vary significantly from region to region in Mexico. We are required to obtain the approval of numerous federal, state and local governmental authorities for our development activities. Changes in local circumstances or applicable law or regulations of such entities may require modifying or applying for additional approvals or changing our processes and procedures to comply with them. It is possible that these factors could cause delays in construction and result in increased costs.

Changes to Environmental Laws and Regulations to Which We are Subject Could Cause Delays in Construction and Result in Increased Costs

Our operations are subject to Mexican federal, state and municipal environmental laws and regulations. Changes to environmental laws and regulations, or stricter interpretation or enforcement of existing laws or regulations, could cause delays in construction and result in increased costs.

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

A Reduction in Distributions from Our Operating Subsidiaries Could Limit Our Ability to pay Dividends and Service Our Debt Obligations

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

Mexico experienced a period of slow growth from 2001 through 2003 primarily as a result of the downturn in the U.S. economy. In 2004, GDP grew by 4.2% and inflation increased to 5.2%; in 2005, GDP grew by 3% and inflation decreased to 3.3%; in 2006, GDP grew by 4.5% and inflation increased to 4.1%; and in 2007, GDP grew by 5.6% and inflation increased to 3.7%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federación) averaged approximately 9.20%, 7.00% and 7.44% for 2005, 2006 and 2007, respectively. Accordingly, if we incur peso-denominated debt in the future, it could be at high interest rates.

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

Fluctuations of the Peso Relative to the U.S. Dollar Could Result in an Increase in Our Cost of Financing and Limit Our Ability to Make Timely Payments on Foreign Currency-Denominated Debt

Because substantially all of our revenues are and will continue to be denominated in pesos, if the value of the peso decreases against the U.S. dollar, our cost of financing will increase. Severe depreciation of the peso may also result in disruption of the international foreign exchange markets. This may limit our ability to transfer or convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our securities and any U.S. dollar-denominated debt that we may incur in the future. While the Mexican government has not restricted the right or ability of Mexican or foreign individuals to convert pesos into U.S. dollars or to transfer other currencies out of Mexico since 1982, the Mexican government could institute restrictive exchange rate policies in the future.

Political Events in Mexico May Result in Disruptions to Our Business Operations and Decreases in Our Sales and Revenues

The Mexican government exercises significant influence over many aspects of the Mexican economy. In addition, we depend on Mexican government housing policy, especially with regard to the operation of mortgage providers comprised of Mexican Housing Funds, for a large portion of our business. As a result, the actions of the Mexican government concerning the economy and regulating certain industries could have a significant effect on Mexican private segment entities, including Homex, and on market conditions, prices of and returns on Mexican securities.

President Calderón may implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results of operations.

Developments in Other Countries May Result in Decreases in the Price of Our Securities

As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia and Brazil.

In addition, the direct correlation between economic conditions in Mexico and the United States has sharpened in recent years as a result of the North American Free Trade Agreement (NAFTA) and increased economic activity between the two countries. As a result of the slowing economy in the United States and the uncertainty it could have on the general economic conditions in Mexico and the United States, our financial condition and results of operations could be adversely affected. In addition, due to recent developments in the international credit markets, capital availability and cost could be significantly affected and could restrict our ability to obtain financing or refinance our existing indebtedness on favorable terms, if at all.

We are Subject to Different Corporate Disclosure and Accounting Standards than U.S. Companies

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less or different publicly available information about foreign issuers of securities than is regularly published by or about U.S. issuers of listed securities.

Risk Factors Related to Our Common Shares and ADSs

Future Issuances of Shares May Result in a Decrease in the Prices of Our ADSs and Common Shares

In the future, we may issue additional equity securities for financing and other general corporate purposes, although there is no present intention to do so. Any such sales or the prospect of any such sales could result in a decrease in the prices of our ADSs and common shares.

Future Sales of Our Shares by Our Principal Shareholders May Result in a Decrease in the Prices of Our Securities

Our principal shareholders, including the de Nicolás family, hold 40.0% of our outstanding share capital. Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange. None of our principal shareholders is subject to any contractual restrictions that limit their right to dispose of their common shares.

Pre-emptive Rights May be Unavailable to Holders of Our ADSs, Which May Result in a Dilution of ADS Holders’ Equity Interest in Our Company

Under Mexican law, if we issue new shares for cash as part of a capital increase, we must grant pre-emptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their pro rata interest unless we issue shares in a public offering. However, we may not be legally permitted to offer ADS holders in the United States the right to exercise pre-emptive rights in any future issuances of shares unless we file a registration statement with the SEC with respect to that future issuance of shares, or the issuance qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, or the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of enabling U.S. holders of ADSs to exercise pre-emptive rights, and any other factors that we consider important in determining whether to file a registration statement to permit the exercise of mandatory pre-emptive rights. It is possible that we will not file such a registration statement. As a result, the equity interests of ADS holders would be diluted to the extent that ADS holders cannot participate in a future capital increase.

Under the terms of the ADSs, you may instruct the depositary, JPMorgan Chase Bank, to vote the ordinary shares underlying the ADSs, but only if we request the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the common shares underlying the ADSs and vote such common shares. However, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out or receive your voting instructions on time or carry them out in the manner you have instructed. As a result, you may not be able to exercise your right to vote.

In addition, Mexican law and our bylaws require shareholders to deposit their common shares with our secretary or with a Mexican custodian or provide evidence of their status as shareholders through INDEVAL’s depositors’ list in order to attend shareholders’ meetings. ADS holders will not be able to meet this requirement and are therefore not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the common shares underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the common shares.

Minority Shareholders Have Different Rights Against Us, Our Directors, or Our Controlling Shareholders in Mexico

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. The grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of lawsuits in Mexico. Procedures for class-action lawsuits do not exist under Mexican law. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a U.S. company.

It May be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons

We are organized under the laws of Mexico. A majority of our directors, executive officers and controlling persons reside outside the U.S.; all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside the U.S.; and certain of the experts named in this annual report also reside outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Cortes, Muñiz y Núñez Sarrapy, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

ITEM 4.    Information on the Company.

BUSINESS OVERVIEW

HISTORY AND DEVELOPMENT

Desarrolladora Homex, S.A.B. de C.V. is a corporation (sociedad anónima bursatil de capital variable) registered in Culiacán, Sinaloa, Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on March 30, 1998 with an indefinite corporate existence. Our full legal name is Desarrolladora Homex, S.A.B. de C.V. Our principal executive offices are located at Boulevard Alfonso

Zaragoza M. 2204 Norte, Fraccionamiento Bonanza, 80020 Culiacán, Sinaloa, Mexico. Our telephone number is +52 (667) 758-5800. Our legal domicile is Boulevard Alfonso Zaragoza Maytorena 2204 Norte, 80020 Culiacán, Sinaloa, Mexico.

Our Company traces its origins to 1989 and established its current structure in 1998. Beginning in 1999, various strategic investors and, in 2002, Equity International Properties, Ltd., or EIP, an entity affiliated with Equity Group Investments, L.L.C., or EGI, an investment company founded by Samuel Zell, chairman of EIP, made equity investments in our Company. These strategic investors have assisted us in developing and refining our operating and financial strategies. In addition, this increased access to equity financing has allowed us to accelerate our growth.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments. In 2007 we spent Ps.680 million on capital expenditures, primarily to purchase construction equipment and to support growth and to partially fund our corporate headquarters. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Our Company

We are a vertically-integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and upper-income housing in Mexico. During 2007, we sold 51,672 homes, an increase of 17.1% over 2006, when we sold 44,132 homes, an increase of 39.7% over the 31,594 homes we sold in 2005. As of December 31, 2007, we had 98 developments under construction in 33 cities located in 21 Mexican states. We had total land reserves under title of approximately 67.5 million m(2) as of December 31, 2007, on which we estimate we could build approximately 298,398 affordable entry-level homes, approximately 26,322 middle-income homes and approximately 1,404 homes for the tourism and resort market.

We believe that we have grown faster than the three other largest publicly traded Mexican home development companies over the past three-year period ended December 31, 2007, based on:

•                  number of homes sold, reflected by our compounded annual growth rate of 34.9% versus a 14.2% average compounded annual growth rate for these other three companies;

•                  revenues, reflected by our compounded annual growth rate of 39.7% versus a 18.3% average compounded annual growth rate for these other three companies; and

•                  net income, reflected by our average compounded annual growth rate of 40.6% versus a 14.2% average compounded annual growth rate for these other three companies.

In addition, we believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations as of December 31, 2007 in 33 cities located in 21 Mexican states. Furthermore, our sales are not concentrated in a limited number of areas as compared to our competitors. In 2007, 33% of our revenues were derived from the Mexico City Metropolitan Area.

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

Our Products

Mexico’s developer-built housing industry is divided into three tiers according to cost:  affordable entry-level, middle-income, and residential. We consider affordable entry-level homes to range in price between Ps.180,000 and Ps.500,000 (US$16,485 and US$45,794); middle-income homes to range in price between Ps.500,000 and Ps.1,764,000 (US$45,794 and US$161,560); and residential homes to have a price above Ps.1,764,000 (US$161,560). We currently focus on providing affordable entry-level and middle-income housing for our customers. For 2008, a new market will be launched focused on houses in tourist and resort areas. This housing will range in price between US$450,000 and US$750,000.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2007, our affordable entry-level homes had an average sale price of approximately Ps.260,000 (US$23,813). A typical affordable entry-level home consists of a kitchen, living, dining area, one to three bedrooms, and one bathroom. We are able to deliver a completed affordable entry-level home in approximately 7 to 10 weeks from the time a homebuyer obtains mortgage approval. Currently, our largest affordable entry-level housing developments are located in the cities of Guadalajara, Monterrey, Nuevo Laredo, Tijuana, and the State of Mexico.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2007, our middle-income homes had an average sale price of approximately Ps.781,000 (US$71,530). A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. We are able to deliver a completed middle-income home in approximately 12 to 14 weeks from the time a homebuyer obtains mortgage approval. In response to the increase in demand for middle-income housing in Mexico, we launched nine new middle-income developments in six cities in 2007. In 2007, 22.6% of our revenues were attributable to sales of middle-income housing compared to 21.5% in 2006.

In early 2008, we commenced the development of the first stage of the new tourism/resort division called “Las Villas de Mexico.”  As part of Homex’s entry into the development of housing targeting the tourist market, our developments will be located in the three major tourism centers in Mexico, namely Los Cabos, Puerto Vallarta and Cancún.  Developments in each of the three areas will have three different housing styles: residential villas of up to 2,150 square feet in typical lots of 3,230 square feet, townhouses of up to 1,725 square feet in typical lots of 2,690 square feet and apartments or condominiums of up to 1,500 square feet in buildings with five to 10 floors on average.  Each style has been developed to maximize space but provide privacy and avoid the perception of high density.  The developments in each area will feature architectural and landscaping elements unique to the geographical region.  Owners will have the opportunity to choose from among the different layouts and a wide variety of architectural and landscaping designs, as well as to tailor a property to their individual tastes.  Each development will feature either a private beach or country club (with priority golf club access), as well as a day spa, state-of-the-art fitness facilities, full-time concierge services, and space for exclusive commercial and service areas.

In targeting the new tourism resort division to foreign investors who will not live at their residences full-time, we have included a number of important amenities.  All of the developments will feature double gates, year-round, 24-hour security, and a choice of two branded property services: Casa Care and Opendoor.  Casa Care will handle the maintenance and bill payments for the property while residents are away.  The services include payment of monthly expenses, property management, and individually customized packages tailored to residents’ specific needs.  Opendoor will allow residents to share or rent their home within the Las Villas private property partnership.  Owners will be able to travel throughout Mexico to stay at the different Las Villas developments, use the amenities, and pay the same amount they would for their own residence.

The different styles and amenities under development include:

•                 residential villas of 1,725 sq. ft. single story;

•                 residential villas of 2,150 sq. ft. (max.), two-story;

•                 townhouses of 1,725 sq. ft. (max.) per story;

•                 apartments of 1,500 sq. ft. (max.), private area;

•                 a beach club;

•                 commercial and service areas;

•                 common areas and stylish landscaping;

•                 single-family villas with a maximum enclosed floor plan of 1,725 sq. ft. in typical lots of 3,230 sq. ft. (does not include balconies, terraces, etc.);

•                 single-family villas with a maximum enclosed floor plan of 2,150 sq. ft. in typical lots of 3,230 sq. ft. (does not include balconies, terraces, etc.);

•                 townhouses with a maximum enclosed floor plan of 1,725 sq. ft., in typical lots of 2,690 sq. ft. (does not include balconies, terraces, etc.); and

•                 condominiums with a maximum private floor plan of 1,500 sq. ft. developed in buildings with an  average of  between five and 10 floors.

Land Reserves

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing. Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development. We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, include sewage, roads and electricity in keeping with a purchase price that will maximize margins within the limits of available mortgage financing. We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine whether it is suitable for construction. We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow. As a result, our total land reserves fluctuate between our targeted 36 to 42 months of future home deliveries depending upon the time of year.

As of December 31, 2007, we had total land reserves under title of approximately 67.5 million m(2), which includes both the titled land and land in process of being titled. This is equivalent to 326,124 homes, of which 298,398 will be in the affordable entry-level segment, 26,322 in the middle-income segment and 1,404 in the tourism/resort housing market. We have established land reserve policies to maintain three years of future sales of land bank on the balance sheet.

Our Relationship with Equity International Properties, Ltd.

Beginning in 2002, EIP became a major investor in Homex. However, EIP has been reducing its ownership position in the Company. On February 1, 2008 EIP sold 5.1% (17.1 million common shares) of Homex common stock to the de Nicolás family, who are Homex’s founders. On April 25, 2008, pursuant to the liquidation plans for EIP’s investment fund, EIP decided to sell the remainder of its stake in Homex, and sold approximately 11.0 million common shares in private transactions.

Business Strengths

Standardized Business Processes

Over several years, we have developed and refined scalable and standardized business processes that allow us to enter new markets rapidly and efficiently. We have designed proprietary information technology systems that are intended to integrate and monitor our operations, including land acquisition, construction, payroll, purchasing, sales, quality control, financing, delivery, and maintenance. Our systems connect every one of our branch locations and help us monitor and control the home building process, to administer our customer relations, and to oversee the financing process for our customers. This standardized model drives our growth, geographic diversification, and profitability, and is an integral component of our culture.

Efficient Working Capital Management

Our standardized processes allow us to time the construction and delivery of our homes and payment to our suppliers efficiently, which has allowed us to reduce our borrowing needs and minimize working capital requirements. We do not commence construction on a development stage until prospective buyers representing at least 10% of the planned number of homes in that stage have qualified to receive mortgage financing. We seek to maintain a short construction period of less than 10 weeks for affordable entry-level housing and less than 14 weeks for middle-income housing by using our systems to maximize the efficiency of our standardized methods. This speed allows us to maximize our working capital by minimizing overhead and coordinating payables with receivables, which greatly reduce our borrowing needs, and to minimize our costs.

Geographic Diversification

We believe that we are one of the most geographically diversified housing development companies in Mexico. As of December 31, 2007, our operations included 80 developments in 33 cities located in 21 Mexican states, which represent 77.8% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informática). Many of our developments are located in markets where no major competitors currently operate. For instance, our sales are not concentrated in limited areas as compared to our competitors. In 2007, 34% of our revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 17% in Guadalajara, the second-largest city. The remaining revenues originated in 31 cities. We believe that this geographic diversification reduces our risk profile as compared to our less-diversified competitors.

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, co-founded Homex’s predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993. Our senior management team is comprised of executives with an average of 15 years’ experience in their respective areas of responsibility. Senior management owns an aggregate of 31.3% of our common shares. Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers. Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Business Strategies

Maintain a Conservative Financial Position

We operate our business with the goal of reducing our exposure to interest rate and financing risk. We begin construction only when an approved homebuyer has qualified for a mortgage and, if applicable, made a down payment, thereby reducing our working capital needs. We believe the resulting financial flexibility enhances our ability to respond quickly to market opportunities and minimizes any negative effects that might result from a downturn in the economy.

Focus on Growth Consolidation and High-Return Opportunities

Our strategy is to consolidate our growth and to identify and target high-return opportunities such as middle-income home sales. For the year ended December 31, 2007, 22.6% of our revenues came from middle-income home sales as compared to 21.5% in the same period in 2006. We have developed an operating model that we believe allows us to enter underserved markets quickly and efficiently in order to take advantage of attractive opportunities offered by increased availability of public and private segment mortgage financing. In response to these opportunities, during the year ended December 31, 2007 we launched 15 new affordable entry-level developments in six cities. Increased availability of private segment financing has also allowed us to expand our presence in the middle-income segment. We launched nine new middle-income developments in six cities in 2007. We expect to continue to expand our operations in the higher margin middle-income segment.

Tourism Housing’s Strategic Growth

On February 7, 2008 the Company announced plans to strengthen its position in the tourism market by developing communities for the second-home market in key tourist destinations within Mexico for potential customers in the United States, Canada and Mexico. (See “—Our Products”).

The first stage of development involves launches of three “Las Villas de Mexico” developments in the cities of Cancún, Los Cabos and Puerto Vallarta. These private communities, with a superior product and service offerings, will reflect the architecture and culture of Mexico adapted to the customs and living traditions of our target markets. The developments will include residential villas, townhouses, and apartments.

Maintain Appropriate and Balanced Land Reserves

Our ability to identify, acquire and improve land is critical to our success. Because the success of our operations depends, among other things, on managing our reserves efficiently, we continually review our portfolio and seek new development opportunities. We balance our need for additional land for growth with our desire to minimize leverage and avoid excessive land inventory. Our current goal is to maintain sufficient land reserves for a minimum of 36 to 42 months of future home deliveries. This time period allows us to undertake the lengthy processes necessary to prepare land for development, including identifying suitable parcels, locating adequate water supplies, obtaining required governmental permits and authorizations, and incorporating parcels into existing urban zones. We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale. As of December 31, 2007, we had total land reserves under title of approximately 67.5 million m(2), which includes both the titled land and land in process of being titled. This is equivalent to 326,124 homes, of which 298,398 will be in the affordable entry-level segment, 26,322 in the middle-income segment and 1,404 in the tourism/resort housing market. We have established land reserve policies to maintain three years of future sales of land bank on the balance sheet.

Continue to Build and Contribute to Successful Communities

We seek to foster brand loyalty by enhancing the quality and value of our communities through building and donating schools, day-care facilities, parks and churches, and by providing other social services to residents of the housing we develop. We are committed to fulfilling our customers’ needs by responding to and meeting their demands. Through market studies, for example, we determine that homebuyers prefer larger home sizes over higher-priced finishing details. We allow our customers to improve these details at their own expense in order to offer more square footage per house than similarly priced homes offered by our competitors. We have also entered into agreements with furniture and appliance producers in order to offer our customers the opportunity to furnish their homes by making purchases with credit lines that feature very attractive terms and which are mainly funded by the government and some private institutions. At the same time, we seek to become the best employer to our employees through training and educational opportunities. We seek to hire and keep talented employees and invest in training our workforce at all levels by offering programs such as middle-school equivalency courses for our construction laborers. We are committed to becoming the best customer to our suppliers by offering various payment alternatives and opportunities for cooperative growth, and through our factoring structure and other initiatives, including electronic ordering and payment systems. We believe that these factors make us a preferred home builder, employer and customer and ultimately enhance our overall business.

On January 16, 2008 the Company introduced a new housing community concept called “Zona Dorada” located in Culiacán, Sinaloa. This affordable entry-level housing concept is the first to be developed under the new concept “Comunidades Homex”; this project will require a total investment of approximately Ps.350 million over the next 18 months and will create approximately 8,000 jobs. It will house approximately 2,500 families, forming the first family complex in Mexico to participate in this innovative real estate model. The creation of these amenities did not imply a decrease in the operational margins of the Company. The residents of each community are responsible for the maintenance of all the amenities for each community.

Mold Construction System

During 2007, the Company acquired cutting-edge construction technology based on aluminium molds; which it will use in some, but not all, of its projects. This new technology will significantly improve the efficiency of the construction process. Among the advantages of the new molds are:

•                  shorter construction time;

•                  better quality and reduced reprocessing;

•                  the ability to re-use the same mold for several prototypes of homes, with an estimated life of 2,000 usages per mold;

•                  versatility, because it permits construction ranging from simple floors to apartment buildings using the same system;

•                  labor savings;

•                  compatibility among international suppliers;

•                  eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber; and

•                  durability, due to the use of concrete.

As of December 31, 2007 we had used this technology in the construction of 5,458 homes.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tapachula in the south, which represent 21 states and 33 cities as of December 31, 2007. In 2007, 34% of our revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 17% in Guadalajara, the second-largest city. The remaining revenues were originated in 31 cities. We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.

Total Homes Sold

The following table sets forth information on our historical sales by state. During 2004, 90.9% and 9.1% of the homes we sold were affordable entry-level  and middle-income, respectively; during 2005, 89.3% and 10.7% of the homes we sold were affordable entry-level and middle-income, respectively; during 2006, 90.5% and 9.5% of the homes we sold were affordable entry-level and middle-income, respectively, and during 2007, 90.4% and 9.6% of the homes we sold were affordable entry-level and middle-income, respectively.

	Years Ended December 31,
	2007		2006		2005		2004
State	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income
Baja California	2,810	387	2,170	423	1,682	350	220	389
Baja California Sur	2,514	733	1,188	178	894	33	1,180	—
Chiapas	1,071	287	1,369	192	1,126	—	1,317	18
Chihuahua	188	62	481	96	562	37	1,171	—
Guanajuato	1,236	—	209	134	376	637	783	—
Estado de México	15,815	1,224	15,666	554	6,403	715	30	262
Guerrero	956	467	1,321	5	759	—	867	—
Hidalgo	—	263	—	161	156	93	—	31
Jalisco	8,090	582	9,623	1,147	5,184	926	5,631	501
Michoacan	890	—	646	323	821	105	686	—
Nayarit (1)	—	—	—	—	—	—	—	—
Nuevo Leon	4,532	—	2,834	—	3,394	—	1,691	—
Oaxaca	64	—	467	—	273	—	246	—
Sinaloa	2,360	—	—	82	2,146	238	2,092	464
Sonora	1,641	160	1,356	331	968	13	751	247
Tamaulipas	341	379	375	153	2,188	244	2,471	—
Veracruz	714	58	427	306	1,271	—	5	—
Yucatan	3,468	380	1,808	107	—	—	—	—
Coahuila (2)	—	—	—	—	—	—	—	—
Quintana Roo (2)	—	—	—	—	—	—	—	—
Querétaro (2)	—	—	—	—	—	—	—	—
Total	46,690	4,982	39,940	4,192	28,203	3,391	19,141	1,912

(1) Due to the nature of our sales and construction process in compliance with MFRS (construction begins when we have a customer), this State did not contribute revenues during 2007; nevertheless, the Company did start operations here in 2007.

(2) During the second half of 2007 we began operations at Cancún in the State of Quintana Roo, Torreón in the State of Coahuila, and Querétaro in the State of Queretaro. However, due to the nature of our sales and construction process, which is in compliance with MFRS, (construction begins when we have a customer), these cities and states did not contribute revenues during 2007.  Accordingly the table does not include our operations in these locations, which were limited to land acquisitions.

THE MEXICAN HOUSING MARKET

We have obtained the following information from public sources, including publications and materials from the Mexican Ministry of Social Development, or SEDESOL (Secretaria de Desarrollo Social), the Mexican Population Council, or CONAPO (Consejo Nacional de Poblacion), INEGI, INFONAVIT, SHF, the Mexican Home Building and Development Industry Chamber of Commerce, or CANADEVI (Camara Nacional de la Industria de Desarrollo y Promocion de la Vivienda), CONAVI and SOFTEC, S.C. We have not independently verified any of the information provided in this section.

General

The housing market in Mexico is influenced by several social, economic, industrial, and political factors, including demographics, housing supply, market segmentation, government policy, and available financing.

We acquire land and plan the development of the homes we build through Proyectos Inmobiliarios de Culiacán, S.A. de C.V., or PICSA, Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Norte, S. de R.L. de C.V. and Casas Beta del Noroeste, S. de R.L. de C.V. Desarrolladora de Casas del Noroeste, S.A. de C.V. or DECANO builds the developments that PICSA and Beta plan and promote. We also receive executive and administrative services from Administradora PICSA, S.A. de C.V. and Altos Mandos de Negocios, S.A. de C.V. Homex Atizapan, S.A. de C.V., which we operate and control as a joint venture with strategic partners in the region, owns one of our middle-income developments in the Mexico City area and Hogares del Noroeste, S.A. de C.V. owns middle-income developments in Hermosillo, Sonora. AeroHomex, S.A. de C.V. provides transportation services to us as well as building rental services for our corporate offices. Through AAA Homex Trust, a Mexican trust, we establish factoring facilities for the settlement of trade payables to many of our suppliers. See “—Materials and Suppliers.”

Demographics

National demographic trends drive demand for housing in Mexico. These trends include:

•                  sustained growth of a relatively young population;

•                  a high rate of new household formation;

•                  a high urban area growth rate; and

•                  a decrease in number of occupants per home.

According to INEGI, Mexico had a population of approximately 103.2 million in 2005, or approximately 25.2 million households. CONAPO estimates that there will be approximately 26.6 million households by year-end 2008, approximately 28.6 million by year-end 2010, and approximately 31.9 million by year-end 2015.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s. The children born during this boom are contributing to the current increased demand for housing. The target consumer group for our homes is typically between 25 and 50 years old. In 2007, the 25-50 year-old age group represented approximately 38 million people or 35% of Mexico’s population. CONAPO estimates that by 2020, this age group will represent 46 million or 38% of Mexico’s population. The growth of this group is expected to contribute to increased housing demand in Mexico.

Housing Supply

In 2001, CONAVI’s housing statistics indicated there was a shortage of 4.3 million homes in Mexico. This figure included the need for:

•      1.8 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•      2.5 million substandard homes in need of extensive repair and possible replacement.

CONAVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 766,000 units per year into the near future. To address the immediate shortage of 5.9 million homes as well as the anticipated new demand, the Mexican government has committed to financing and/or building at least 1.2 million units a year in 2008.

Instituto de Vivienda del Distrito Federal (INVI)

INVI is a public, decentralized institution for the public administration in the Federal District (Distrito Federal), legally autonomous with its own working capital; its functions are the design, proposal, promotion, coordination, execution and evaluation of policies and housing programs focused mainly on families with limited economic resources, all of which is regulated within the General Development for the Federal District Program (Programa General de Desarrollo del Distrito Federal) derived from the Housing Law for the Federal District (Ley de Vivienda del Distrito Federal).

The mission of INVI is to satisfy the need for housing of families with limited economic resources located in the Federal District through the granting of mortgages for affordable entry-level homes, with the goal of creating 200,000 new housing units in the years 2007-2012. The Company entered into contracts of Ps.733,741 during 2007 with this institution.

Market Segments

In general, Mexico’s developer-built (as opposed to self-built) housing market is divided into four segments according to cost: affordable entry-level, middle-income, residential and tourism. The developer-built housing market includes homes built by contractors and developers, which are generally financed by mortgage providers. These homes are built with official permits, have municipal services, and are located on land that is registered and titled by the homebuyer. Developers must obtain clear title to the land, proper zoning permits, any necessary financing commitments from lenders, and install infrastructure.

Mexico’s developer-built housing market is categorized in the table below:

Housing Market Segments

Segment	Cost	Size	Characteristics
Affordable entry-level	Between Ps.180,000 and Ps.500,000 (US$16,486-US$45,794)	45 m2-76 m2 (484 sq. ft. -818 sq. ft.)	Kitchen; living, dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	Between Ps.500,000 and Ps.1,764,000 (US$45,794-US$161,561)	76 m2-172 m2 (818 sq. ft.-1,851 sq. ft.)	Kitchen, family room, living, dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	More than Ps.1,764,000 (US$161,561)	more than 172 m2 (1,851 sq. ft.)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available
Tourism	Between US$450,000 and US$750,000	Between 1,500 and 2,150 sq. ft.	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Government Policy and Available Financing

The size of the developer-built market depends to a great extent on the availability of mortgage financing. Due to liquidity issues over the last 20 years, Mexico has experienced fluctuations in the availability of mortgage financing, particularly from private segment sources. As a result, the supply of affordable entry-level and middle-income housing has also remained low during this period.

During the 1980s, Mexican government policy focused on encouraging investment by the private segment, reducing development costs, and stimulating construction. Mexican Housing Funds provided mortgage loan guarantees and direct payment and savings procedures. In 1994, Mexico experienced an economic crisis that led to the devaluation of the Mexican peso and a steep rise in interest rates. Smaller housing development companies went out of business, and the industry experienced a sharp fall in home sales between 1995 and 1996 due to diminished commercial bank lending.

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via Mexican Housing Funds in the affordable entry-level segment. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period, the government authorized sofoles that underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private segment lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing grew as a result of Mexican government policies implemented following the crisis. Former President Fox’s administration’s goal was to provide 750,000 new mortgages per year by 2006. The administration set forth four objectives to achieve this growth:

•                  make more adequate land available, including infrastructure such as sewage and utilities;

•                  increase deregulation of the housing industry;

•                  encourage consolidation within the industry; and

•                  increase financing opportunities available to qualified homebuyers.

In conjunction with these efforts, the Mexican legislature amended existing tax regulations in order to allow individuals to deduct a portion of their mortgage loan interest payments from their personal income taxes beginning in 2003, which the administration expects will lead to increased mortgage financing activity.

According to CONAVI, for the year ended December 31, 2007, 881,738 mortgages were granted.

The current President, Felipe Calderón, has indicated that he will continue to support and promote the housing industry on three main lines: urban development, very affordable housing and home improvement. His administration’s goal is for the Mexican Housing Funds to provide six million mortages by 2012.

Sources of Mortgage Financing

Principal sources providing mortgage financing for Mexico’s housing market are:

•                  mortgage providers financed by mandatory employer or member contributions to public funds, including:

•      INFONAVIT & FOVISSSTE, serving private segment employees; and

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

According to CONAVI, these mortgage providers originated 718,255 home mortgages in 2007.

INFONAVIT

INFONAVIT was established by the Mexican government, labor unions, and private segment employees in 1972 as a mutual fund for the benefit of private segment employees. INFONAVIT functions as a savings and loan that provides financing primarily for affordable entry-level housing to credit-qualified homebuyers. INFONAVIT makes loans for home construction, acquisition or improvement to workers whose individual monthly earnings are generally less than five times the minimum monthly wage. It is funded through payroll contributions by private segment employers on behalf of their employees equal to 5% of their employees’ gross wages.

Homebuyers qualify for INFONAVIT loans according to a point system whereby points are awarded based on income, age, amount of monthly contributions, and number of dependents, among other factors.

 INFONAVIT is phasing in a requirement that mortgage loan applicants make a down payment of between 5% to 10% of a home’s total value, depending on price. The total loan amount may equal 100% of the cost of a home up to a maximum of between 300 and 350 times the monthly minimum wage, depending on geographical region. Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions by employers. INFONAVIT generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income. INFONAVIT allows for a one-year grace period with no interest or principal payments in the event of job loss and seeks direct repayment from the borrower after this period.

INFONAVIT has a program called Apoyo INFONAVIT that is directed at assisting higher-income borrowers obtain mortgage financing. Apoyo INFONAVIT customers can use the amounts contributed via payroll deductions to their INFONAVIT accounts as collateral for mortgage loans held by private segment lenders. In addition, these customers can apply their monthly INFONAVIT contributions toward the monthly mortgage payments owed to private segment lenders.

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

In addition, during late 2004 and early 2005, INFONAVIT initiated a new mortgage financing system, enabling it to expedite the issuance of mortgages in response to public demand by reducing documentation necessary for initial processing thereby helping it to achieve its year-end goals. In addition, this new system enhances transparency and quality of service in connection with mortgage services.

INFONAVIT provided approximately 40% of all mortgage financing in Mexico during the year ended December 31, 2007.

INFONAVIT has made a commitment to provide 500,000 new mortgages in 2008. In addition, this agency has agreed to guarantee mortgage loans granted to employees by commercial banks and sofoles in the case of job loss. INFONAVIT expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private segment, and implementing a voluntary savings program. INFONAVIT has also recently begun securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

The forecasted lending strategy of INFONAVIT for President Calderón’s administration has been recently announced as follows:

Year	Mortgages
2008	500,000
2009	550,000
2010	600,000
2011	625,000
2012	625,000

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

FOVISSSTE mortgage financing is typically available for housing ranging from the affordable entry-level segment through the lower end of the middle-income segment. Eligible applicants can obtain FOVISSSTE mortgage loans to purchase new or used homes, remodel or repair existing homes, finance construction of self-built homes, and make down payments on homes not financed through FOVISSSTE. FOVISSSTE loans are granted based on seniority within the public sector and allocated on a first-come first-served basis that also takes into account wages, number of dependents, and geographic location. Once the program establishes a number of approved applicants, it allocates mortgage loans by state based on historical demand.

FOVISSSTE generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately Ps.436,740 (US$40,000). Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions.

FOVISSSTE has announced that it is seeking to increase the total number of mortgages it grants and expects to grant 120,000 mortgages in 2008.

FOVISSSTE provided approximately 6% of all mortgage financing in Mexico during the year ended December 31, 2007.

SHF

SHF was created in 2002 as a public sector development bank. SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and sofoles. In turn, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks and sofoles (which in turn make direct bridge loans to developers). As of September 1, 2004, however, SHF provided funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately US$60,028 as of December 31, 2007). In lieu of funding bridge loans for homes with a higher purchase price of up to UDI 500,000 (approximately US$180,083 as of December 31, 2007), SHF will provide guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes. Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (approximately US$180,083 as of December 31, 2007). Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately US$54,025 as of December 31, 2007) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual mortgage loans. In terms of total homes financed, SHF (through commercial banks and sofoles) provided approximately 24% of all mortgage financing in Mexico during the year ended December 31, 2007.

Commercial Banks, Sofoles and Sofomes

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

Although commercial banks, sofoles and sofomes provide mortgage financing directly to homebuyers, the financing is commonly coordinated through the home builder. In order to obtain funding for construction, a home builder must submit proposals, including evidence of title to the land to be developed, architectural plans, necessary licenses and permits, and market studies demonstrating demand for the proposed housing. On approval, lenders provide construction financing and disburse funds at each stage of the housing development.

Commercial bank, sofol and sofom mortgage loans are typically available for housing ranging from the upper tier of the affordable entry-level segment through the residential segment. Nevertheless, during 2007 homebuyers qualifying for these private segment mortgages were generally assumed to be those purchasing homes with a value in excess of Ps.250,000 (US$25,000). Private segment lenders require down payments of approximately 20% of a home’s total value and make loans at fixed or variable annual interest rates based on the consumer index and inflation.

Commercial bank, sofol and sofom mortgage loans generally mature in 10 to 30 years, and payments are sometimes adjusted for increases in the monthly minimum wage and rates of inflation.

Commercial banks, sofoles and sofomes provided approximately 22% of all mortgage financing in Mexico during the year ended December 31, 2007.

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

Other public housing agencies provided approximately 8% of all mortgage financing in Mexico during the year ended December 31, 2007.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including publicly traded companies like Corporacion GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V, SARE, S.A.B. de C.V., Consorcio Hogar, S.A.B. de C.V. and URBI Desarrollos Urbanos, S.A.B. de C.V.

All things considered, we estimate that approximately 1,200 different companies operate approximately 3,000 new home developments in Mexico at any one time. The following table sets forth the approximate operating information of the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2007 Home Sales	2007 Sales (millions of Ps.)	Location in Mexico
GEO	46,004	14,976	National
URBI	37,231	12,779	North, Mexico City and Guadalajara areas
ARA	23,781	9,257	National
SARE	11,443	4,879	Mexico City region

Source: Companies’ fourth quarter financial releases.

We believe that we are well-positioned to capture future growth opportunities in the affordable entry-level and middle-income housing segments because of our principal business strengths and strategies, as described above.

Seasonality

The Mexican affordable entry-level housing market experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE. The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year. Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter. We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified homebuyer in a particular development. Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters. We budget the majority of our purchases for the second half of the year to coincide with peak cash flows. As a result, our total land reserves fluctuate between our targeted 36 to 42 months of future home deliveries depending upon the time of year. We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future. Mortgage commitments from commercial banks and sofoles for middle-income housing are generally not subject to significant seasonality. We expect that as the percentage of our sales from middle-income housing increases, the overall seasonality of our results of operations should diminish.

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

We conduct advertising and promotional campaigns principally through print media, including billboards, fliers, and brochures designed specifically for the target market, as well as local radio and television. Moreover, we complement these campaigns with additional advertising efforts, including booths at shopping centers and other high traffic areas, to promote open houses and other events. In some locations, we work with local employers and other groups to offer our homes to their employees or members and rely on positive word-of-mouth from satisfied customers for a large percentage of our sales. We also employ specially-trained salespeople to market our middle-income homes.

Sales

In general, we make sales either at sales offices or model homes. Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand. As of December 31, 2007, we operated 71 sales offices, one in each of the developments we have established. Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers. We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products. We provide the same information through trained corporate sales representatives at model homes. During 2005 we changed our method of compensating our sales agents to an exclusively performance-based commission method, typically 1.8% of the total home price.

We provide our customers with assistance through our sales departments from the moment they contact us, during the process of obtaining financing, and through the steps of establishing title to their new home. We have specialized sales areas in each of our offices that advise customers on financing options, collecting necessary documentation, and applying for a loan. We also help to design down payment plans tailored to each customer’s economic situation. Once houses are sold and delivered, our specialized teams are available to respond to technical questions or problems during the two-year warranty period following the delivery.

Customer Financing

We assist qualified homebuyers in obtaining mortgage financing by participating in all the stages of applying for and securing mortgage loans from housing funds, commercial banks, and sofoles.

For sales of affordable entry-level homes, the process of obtaining customer financing generally occurs as follows:

•                  a potential homebuyer enters into an agreement by signing a purchase application and furnishes the necessary documentation to us;

•                  we review the documentation to determine whether all the requirements of the relevant mortgage provider have been met;

•                  we create an electronic credit file for each homebuyer and submit it to the relevant mortgage provider for approval;

•                  we supervise and administer each client file via our database through all the phases of its processing and arrange for signing the required documentation once approval has been obtained;

•                  the homebuyer makes any required down payment;

•                  once the home has been completed, the homebuyer signs the deed of transfer of title and the mortgage agreement; and

•                  we deliver the home to the homebuyer and register the title.

For sales of middle-income homes, the process of obtaining customer financing occurs as above, except that we collect a down payment of between 10% to 25% of a home’s total sale price immediately following the homebuyer’s execution of the purchase application, and the homebuyer signs the deed of transfer of title and the mortgage agreement when the home is at least 95% complete.

In all cases, the procedures and requirements for obtaining mortgage financing are determined by the mortgage provider.

We have not experienced and do not expect to experience losses resulting from rejections by homebuyers of their purchase applications because we generally have been able to locate other buyers immediately in these cases.

The purchase price of the homes we sell is denominated in pesos and is subject to an upward adjustment for the effects of inflation. In cases where the price of a home is subject to adjustment and increases due to inflation, any difference is payable by the homebuyer.

Design

Most of the designs that we use in our construction we develop internally. Our architects and engineers are trained to design structures to maximize efficiency and minimize production costs. Our standardized modular designs, which focus on quality and size of construction, allow us to build our homes quickly and efficiently. By allowing our customers to upgrade finishing details on a custom basis after homes are delivered, we experience savings that allow us to build larger homes than our competitors.

We use advanced computer-assisted design systems and combine market research data in order to plan potential developments. We believe that our comprehensive design and planning systems, which are intended to reduce costs, maintain competitive prices, and increase sales, constitute a significant competitive advantage in the affordable entry-level housing market. In order to further enhance the residential nature of our communities, we often design our developments as gated communities, install infrastructure for security surveillance, and arrange street layouts to foster road safety. We continue to invest in the development of design and planning construction systems to further reduce costs and continue to meet clients’ needs.

Construction

We manage the construction of each development directly, coordinate the activities of our laborers and suppliers, oversee quality and cost controls, and ensure compliance with zoning and building codes. We have developed efficient, durable, and low-cost construction techniques, based on standardized tasks, which we are able to replicate at all of our developments. We pay each laborer according to the number of tasks completed. We generally subcontract preliminary site work and infrastructure development such as roads, sewage and utilities. Currently, we also subcontract the construction of a limited number of multi-unit middle-income apartment buildings in the Mexico City Metropolitan Area.

Our designs are based on modular forms with defined parameters at each stage of construction, which are closely controlled by our central information technology systems. Our methods result in low construction costs and high quality products. We use substantially similar materials to build our middle-income homes, with higher quality components for certain finishing details and fixtures.

During 2007, the Company acquired cutting-edge construction technology based on aluminium molds; this new technology will significantly improve the efficiency of the construction process. Among the advantages are the shorter construction time; better quality and reduced reprocessing; re-use of the same mold for several prototypes of homes, with an estimated life of 2,000 usages per mold; versatility, because it permits construction ranging from simple floors to apartment buildings using the same system; labor savings; compatibility among international suppliers; eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber; and durability, due to the use of concrete. As of December 31, 2007 we had used this technology in the construction of 5,458 homes.

Materials and Suppliers

We maintain strict control over our building materials through a sophisticated electronic barcode identification system that tracks deliveries and monitors all uses of supplies. In general, we reduce costs by negotiating supply arrangements at the corporate level for the basic materials used in the construction of our homes, including concrete, concrete block, steel, bricks, windows, doors, roof tiles, and plumbing fixtures. We take advantage of economies of scale in contracting for materials and services in every situation and seek to establish excellent working relationships with our suppliers. In order to better manage our working capital, we also arrange lines of credit for many of our suppliers through a factoring program sponsored by Nacional Financiera, S.N.C., or NAFINSA, a Mexican government-owned development bank, as well as certain additional financial institutions. We guarantee a portion of the financing provided to some of our suppliers for materials we buy from them during construction and repay these lenders directly with funds received when homes are delivered, which allows us to ensure suppliers are paid on time while minimizing our need to secure construction financing.

Our main suppliers include Cemex, S.A. de C.V., Lamina y Placa Comercial, S.A. de C.V., Aceros Turia, S.A. de C.V., Aceros de Toluca, S.A. de C.V., Electroferretera Orvi, S.A. de C.V., Distribuidora Jama, S.A. de C.V., KS Tubería, S.A. de C.V., Prefabricados y Sistemas, S.A. de C.V., Industrial Bloquera Mexicana, S.A. de C.V., Sanitarios Azulejos y Recubrimientos, S.A. de C.V., Mexicana de Laminación, S.A. de C.V., Coacero, S.A. de C.V., Aceros el Arbol, S.A. de C.V., Grupo Forestal el Nayar, S.A. de C.V., Materiales para Construcción los Grandes, S.A. de C.V., Distribuidora de Acero Comercial, S.A. de C.V., Armasel, S.A. de C.V., Distribuidora Tamex, S.A. de C.V., Masonite de México, S.A. de C.V., Termoplásticos del Centro, S.A. de C.V. and Logística Distribución y Servicios, S.A. de C.V.

Substantially all of the materials that we use are manufactured in Mexico and are delivered to our sites from the supplier’s local facilities on a time-efficient basis designed to keep low levels of inventory on hand. Our principal materials and supplies are readily available from multiple sources and we have not experienced any shortages or supply interruptions.

Labor

As of December 31, 2007 we had a total of approximately 15,127 employees, all of whom were employed in Mexico. Our total employees for the years ended 2006 and 2005 were 11,948 and 7,337, respectively. Approximately 4,602 of our employees as of December 31, 2007 were administrative and managerial personnel.

We hire local labor forces for specific housing developments in each region that we operate in addition to experienced in-house personnel for supervisory and highly skilled work. We have an efficient information technology system that controls payroll costs. Our systems, using barcoded identification cards, track the number of tasks completed by each employee according to the parameters of our modular construction designs, assign salaries according to tasks and homes completed, and award incentives for each stage of the development based on team performance. We also streamline governmental and social security costs for our workforce using a strict atendance control system that captures information fed via our system through workers’ identification cards.

We have implemented programs throughout Homex to assist our employees in obtaining elementary and middle-school equivalency degrees. We believe that these programs enhance our ability to attract and retain high quality employees. In 2004, 2005 and 2007 we were named as one of the top 50 “Great Places to Work” in Mexico by the Great Place to Work Institute, which is based in the United States.

As of December 31, 2007, approximately 99% of our construction employees were members of a national labor union of construction workers. The economic terms of our collective bargaining agreements are negotiated on an annual basis. All other terms and conditions of these agreements are negotiated every other year. We believe that we have an excellent working relationship with our workforce. We have not experienced a labor strike or any significant labor-related delay to date.

Customer Services and Warranties

The Company holds insurance that covers defects, hidden or visible, during construction and which also covers the warranty period provided by the Company to homebuyers.  As mentioned in Note 25 to the financial statements, we provide a two-year warranty to all of our customers.   This warranty could apply to damages derived either from our operations or from defects in materials supplied by third parties (such as electrical installations,  plumbing, gas, waterproofing, etc.) or other circumstances outside our control.

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors to cover the claims related to their work.   We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires.  We believe that at December 31, 2007 we had no unrecorded losses with respect to these warranties.

Community Services

We seek to foster brand loyalty after construction is complete by strengthening community relations in the developments we build. As part of agreements with potential customers and governmental authorities, we donate land and build community infrastructure such as schools, day-care centers, churches, and green areas, often amounting to 10% to 15% of the total land area of the developments we construct. For a period of 18 months, we also provide for community development specialists to assist in promoting community relations in certain developments by organizing neighborhood events such as competitions for beautiful homes and gardens.

International Investments

In March 2008, the Company set up a subsidiary in India, Daksh Builders and Developers Private Limited, through which it intends to develop land for the construction of entry-level and middle-income housing.  Daksh Builders and Developers Private Limited is party to a development agreement to develop land in the state of Jammu and Kashmir.  It has advanced US$1.5 million to date under the development agreement and is committed to invest a further US$8.5 million by August 2008, pursuant to Indian foreign investment law.

Risk Management

The Company is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilization risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks and financial and treasury management risks. The Company’s risk management strategy permits the exploitation of business opportunities that present themselves as long as a risk-return ratio in line with market conditions can be realized and the associated risks are an appropriate and sustainable component value creation.

Sensible management of entrepreneurial opportunities and business risks is an integral part of the Company’s corporate management and decision-making. Consequently, the Company’s system for the timely detection and management of risk consists of a large number of components that are systematically embedded in the entire organization and operational structure of the Company. There is no autonomous organizational structure; instead, risk management is regarded as a primary responsibility of the managers of all business entities and of the process and project managers in the Company. One of their management responsibilities is to ensure that the staff is also integrated into the risk management system.

The Risk Management Committee ensures, on behalf of the Executive Board, that risks are identified and assessed continuously across functions and processes. It is responsible for the system’s constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Company’s risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal audit department.

All major potential risks to the Company’s profitability or continued existence are documented in a risk map. This risk map is regularly updated and extended. Potential interdependencies between different risks are duly noted. This measure is designed to ensure that the timely detection, limitation and elimination of these risk systems are regularly reviewed and reinforced.

Over and above appropriate insurance solutions, contingency plans tailored to each individual risk situation are in place for the purpose of combating and controlling risks. An analysis of risks, together with the possibilities of limiting and overcoming them, also forms an integral part of the Company’s strategy development process and is incorporated into the Company’s operational planning.

Regulation

General

Our operations are subject to Mexican federal, state and local regulation as a corporation doing business in Mexico. Some of the most relevant statutes, regulations and agencies that govern our operations as a housing development company include the following:

•                  the Mexican General Human Settlements Law (Ley General de Asentamientos Humanos), which regulates urban development, planning and zoning and delegates to the Mexico City and state governments the authority to promulgate urban development laws and regulations within their jurisdiction, including the Urban Development Law (Ley de Desarrollo Urbano) of each state where we operate, which regulates state urban development.

•                  the Mexican Federal Housing Law (Ley Federal de Vivienda), which coordinates the activities of states, municipalities and the private sector within the context of the housing industry. As in effect, the Federal Housing Law seeks to encourage and promote the construction of affordable entry-level housing.

•                  local Building Regulations (Reglamentos de Construcción) and urban development plans promulgated by the states, Mexico City, and local municipalities, which control building construction, establish the required licenses and permits, and define local zoning and land-use requirements.

•                  the Mexican INFONAVIT Law (Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores), which requires that financing provided by INFONAVIT be granted only to homebuyers of registered developers that participate in public INFONAVIT bidding processes.

•                  the Federal Mortgage Society Organizational Law (Ley Organica de la Sociedad Hipotecaria Federal), which encourages the development of the primary and secondary home mortgage markets by authorizing SHF to grant home mortgage loans pursuant to the Federal Mortgage Society General Financing Conditions (Condiciones Generales de Financiamiento de Sociedad Hipotecaria Federal), which regulate the general terms and conditions on which these loans may be granted.

•                  the Mexican Federal Consumer Protection Law (Ley Federal de Protección al Consumidor), which promotes and protects consumer rights and seeks to establish equality and legal certainty in relationships between consumers and commercial suppliers.

Environmental

Our operations are subject to the Mexican General Environmental Protection Law (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the Mexican General Waste Prevention and Management Law (Ley General para la Prevención y Gestión Integral de los Residuos), and the related regulations. The Mexican Ministry of the Environment and Natural Resources (Secretara del Medio Ambiente y Recursos Naturales) and the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente) are the federal government authorities responsible for enforcing environmental regulations in Mexico, including environmental impact studies, which are required for obtaining land-use permits, investigations and audits, as well as to provide guidelines and procedures regarding the generation, handling, disposal and treatment of hazardous and non-hazardous waste.

We are committed to conducting our business operations in a manner that minimizes their environmental impact. Our business processes include procedures that are intended to ensure compliance with the Mexican General Environmental Protection Law, the Mexican General Waste Prevention and Management Law, and the related regulations. In accordance with these laws, we build our homes with metal instead of wooden beams and treat waste water. We plant trees on the land of homes we sell and provide seedlings on land that we donate to our communities. Our internal teams conduct environmental studies for each project and produce environmental reports that are intended to identify environmental issues and assist in project planning in order to minimize adverse environmental effects, such as limiting the felling of trees during the process of urbanizing rural land for use in our developments. Our costs include the cost of complying with applicable environmental regulations. To date, the cost of complying and monitoring compliance with environmental regulations applicable to us has been immaterial.

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries as of December 31, 2007.

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2007	2006	Products/Services
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	Mexico	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	Mexico	100%	100%	Administrative services and promotion related to the construction industry
Altos Mandos de Negocios, S.A. de C.V.	Mexico	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	Mexico	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	Mexico	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	Mexico	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Centro, S. de R.L. de C.V. (1)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Norte, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S. de R.L. de C.V. (2)	Mexico	100%	100%	Construction and design of housing
Edificaciones Beta del Noroeste, S. de R.L. de C.V. (2)	Mexico	100%	100%	Construction and design of housing
Edificaciones Beta del Norte, S. de R.L. De C.V. (2)	Mexico	100%	100%	Construction and design of housing
Hogares del Noroeste, S.A. de C.V. (3)	Mexico	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing
Homex Amuéblate, S.A. de C.V. (4)	Mexico	100%	—	Sale of housing-related products
Homex Global, S.A. de C.V. (4)	Mexico	100%	—	Holding company for foreign investments
Opción Homex, S.A. de C.V. (5)	Mexico	100%	—	Sale, lease and acquisition of properties
Sofhomex, S.A. de C.V. S.F.O.M. E.R. (5)	Mexico	100%	—	Financial services
Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	Mexico	100%	—	Employee stock option plan administration

(1)

Casas Beta del Centro, S. de R.L. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V., and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca), which are engaged in the promotion, design, construction and sale of entry-level housing.

(2)	To more efficiently manage its operations, the Company decided to reduce the number of its subsidiaries: therefore, as of December 31, 2007, these subsidiaries have been liquidated.

(3)	Hogares del Noroeste, S. A. de C.V., a 50%-owned and controlled subsidiary, is engaged in the promotion, design, construction and sale of entry-level and middle-income housing.

(4)	These companies were incorporated in 2007; however, their operations have not been significant.

(5)	These companies were incorporated in 2007; however, they had no operations.

ITEM 4A. Unresolved Staff Comments.

Not applicable.

ITEM 5.   Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are restated in constant pesos as of December 31, 2007. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS), which differ in certain respects from U.S. GAAP as described in Notes 27, 28 and 29 to our audited consolidated financial statements.

This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Forward-Looking Statements” and “Item 3. Key Information.”

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with MFRS, which require that we make certain estimates and use certain assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Although these estimates are based on our best knowledge of current events, actual results may differ. Our critical accounting estimates are listed below.

Goodwill and Intangible Assets

We are required to apply the purchase method of accounting for all business combinations, which requires the recognition of certain acquired intangible assets separate from goodwill. Goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. In our allocation of the purchase price of the acquisition of Controladora Casas Beta, S.A. de C.V., we identified and allocated a value to intangible assets totaling Ps.488 million (Ps.455.3 million at historic cost) related to the Beta trademark and Ps.140.4 million (Ps.126.8 million at historic cost) related to the value of the backlog which represents the houses under construction as of the date of the Beta acquisition. As of December 31, 2007, the net book value of the Beta trademark was Ps.227.6 million. The backlog has been completely amortized as of December 31, 2007. The valuation of these intangible assets required us to use our judgment. We also recorded goodwill related to the acquisition of Controladora Casas Beta, S.A. de C.V. of Ps.731.8 million. The annual impairment testing requirements require us to use our judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods.

Revenue and Cost Recognition

Pursuant to MFRS, we use the percentage-of-completion method of accounting for revenues and costs, which differs in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP.  Under MFRS, applying the percentage-of-completion method, we measure the progress towards completion in terms of actual costs incurred versus estimated expenditures for each stage of a development.  Also, under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds.  We receive consideration from the sale of a home at closing when title to the home is transferred to the homebuyer.  We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers.  See Note 3 to our consolidated financial statements.

The percentage-of-completion method of accounting requires us to determine on a monthly basis the percentage-of-completion of each stage of a development based on actual expenditures incurred to date versus estimated expenditures.  To the extent that the actual costs of a development stage differ from the estimated costs incurred, our recognized revenues could change.  In addition, to the extent that estimated revenues derived from home sales per development stage differ from revenues derived from home deliveries per development stage, our recognized revenues could change.

We apply the percentage-of-completion method to recognize revenues from our housing development subject to the following conditions:

•                  the homebuyer has submitted all required documents in order to obtain financing from the mortgage lender;

•                  the Company has established that the homebuyer will obtain the required financing from the mortgage lender;

•                  the homebuyer has signed a purchase application for the processing and granting of a loan to buy a property to be used as housing; and

•                  the homebuyer has made a down payment, where down payments are required.

The variations in the Company’s gross profit and operating profit arise due to the stated differences related to cost and revenues recognition between MFRS and U.S. GAAP.  In 2007, revenues under MFRS were Ps.16,222 million while revenues under U.S. GAAP were Ps.13,850 million.  In 2006, revenues under MFRS were Ps.13,439 million while revenues under U.S. GAAP were Ps.13,224  million.    Gross profit margin percentages have historically been a few percentage points higher under MFRS as compared to US GAAP primarily as a result of interest capitalized to inventory under US GAAP rules that was then subsequently charged to cost of sales resulting in lower US GAAP gross profit margin percentages.    Before 2007, similar interest was not capitalized for MFRS accounting purposes.   Interest capitalization rules have changed under MFRS during 2007,  although they are still not identical to US GAAP.   The Company anticipates that prospectively this trend might result in more comparable gross margin percentages between the two accounting standards as interest amounts are ultimately reflected in MFRS cost of sales as well.  See Notes 27 and 28 to our audited consolidated financial statements for a further discussion of differences between MFRS and US GAAP as they relate to our consolidated financial statements.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statements, carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against deferred tax assets resulting in additional income tax expense. See Notes 3 and 23 to our consolidated financial statements.

Issues Related to the Homebuilding Industry Crisis in the U.S.

Adverse economic conditions in the U.S. mortgage banking sector are currently affecting the homebuilding industry in the U.S. Recently, these negative conditions have impacted the financial positions of a majority of U.S. homebuilders. Our domestic mortgage system, as explained herein, differs from that of the U.S. Accordingly, in comparison to the U.S. homebuilders, our financial position is not similarly affected; nevertheless, we assess periodically any impairment indicators for our assets and the sufficiency of our provisions. No negative impact has arisen as a result of the crisis currently affecting the U.S. homebuilding industry.

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, restated in constant pesos as of December 31, 2007 and also expressed as a percentage of our total revenues:

	2007		2006		2005
	(in thousands of constant pesos)
MFRS:
Revenues	Ps.	16,222,524	Ps.	13,439,519	Ps.	9,216,043
Costs	11,041,456		9,191,005		6,418,567
Gross profit	5,181,068		4,248,514		2,797,476
Selling and administrative expenses	1,798,429		1,359,147		913,165
Income from operations	3,382,639		2,889,367		1,884,311
Other income	209,223		11,004		14,956
Net comprehensive financing cost (1)	278,904		790,969		494,005
Income tax expense	951,280		669,843		458,902
Net income	Ps.	2,361,678	Ps.	1,439,559	Ps.	946,360

	(as a percentage of sales)
MFRS:
Revenues	100%	100%	100%
Costs	68.0%	68.4%	69.6%
Gross profit	31.9%	31.6%	30.4%
Selling and administrative expenses	11.0%	10.1%	9.9%
Income from operations	20.8%	21.5%	20.4%
Other income	1.2%	0.0%	0.2%
Net comprehensive financing cost	1.7%	5.9%	5.4%
Income tax expense	5.8%	4.9%	4.9%
Net income	14.6%	10.7%	10.3%

(1)          Represents interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenues

Total revenues increased by 20.7% to Ps.16,222.5 million in 2007 from Ps.13,439.5 million in 2006, primarily driven by a 16.9% increase in the number of homes sold and 3.1% higher average prices.  Affordable entry-level represented 77.3% of total revenues in 2007 compared to 78.4% in 2006, and middle-income represented 22.6% of total revenues in 2007 compared to 21.5% in 2006. We sold 46,690 affordable entry-level homes in 2007, compared to 39,940 affordable entry-level homes in 2006, and sold 4,982 middle-income homes in 2007, compared to 4,192 homes in 2006. In 2007, Homex reported other revenues (included in revenues above) of Ps.153.6 million compared to Ps.194.6 million in 2006. This decline was mainly driven by increased internal use of existing production capacity of our prefabricated construction materials such as block and concrete, which resulted in a reduction of third party sales of block and concrete.

Gross Profit

Homex generated a gross profit margin of 31.9% in 2007, an increase of 0.3 basis points compared to 31.6% in 2006. The higher margin was mainly driven by the implementation and progressive use of aluminum molds in some of the Company’s projects. Gross profit increased by 22.0% to Ps.5,181.1 million in 2007 from Ps.4,248.5 million in 2006.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses increased by 32.3% to Ps.1,798.4 million in 2007 compared to Ps.1,359.1 million in 2006. The amortization of the “Casas Beta” brand in 2007 resulted in a non-cash impact on SG&A of Ps. 92.9 million, compared to Ps.94.5 million in 2006. As a percentage of total revenues, and excluding the amortization effect of the “Casas Beta” brand, selling, general and administrative expenses increased to 10.5% in 2007 from 9.4% in 2006. The yearly increase was principally the result of our expansion programs.

Income from Operations

In 2007, income from operations increased by 17.1% to Ps.3,382.6 million compared to Ps.2,889.4 million in 2006. Including the non-cash items, income from operations as a percentage of revenues was 20.8% in 2007 compared to 21.5% in 2006, as a result of the increase in SG&A explained above.

Net Comprehensive Financing Cost

Net comprehensive financing cost or CFC (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) decreased by 64.7% to Ps.278.9 million in 2007 compared to Ps.790.9 million in 2006. The result reflects the application of the new Mexican Financial Reporting Standard, under Bulletin D-6, which requires the Company to capitalize CFC previously expensed on a current basis. It also reflects the favorable position resulting from the change in the fair value of our SWAP payable, registered in the exchange (gain) loss caption as part of CFC. Net comprehensive financing cost as a percentage of sales decreased to 1.7% in 2007 from 5.9% in 2006.

Net interest expense decreased to Ps.204.7 million in 2007 from Ps.565.8 million in 2006, mainly driven by a reduction in interest expense derived from the capitalization of interest included in CFC previously expensed on a current basis and a reduction in the Company’s interest expense as a result of the average debt from our revolving credit lines, as well as an increase in interest income. Interest income increased by 28.9% to Ps. 140.2 million in 2007 from Ps. 108.8 million in 2006.

We had a foreign exchange gain of Ps.121.2 million in 2007 compared to a foreign exchange loss of Ps.148.4 million in 2006, derived mainly from the net changes in the translation of our foreign currency-denominated debt.

Monetary position loss increased from Ps.76.8 million in 2006 to Ps.195.4 million in 2007 as a result of the capitalization of CFC and a decrease in our net monetary liability position.

Income Tax Expense

Income tax expense increased by 42.0% from Ps.669.8 million in 2006 to Ps.951.3 million in 2007, due principally to increased revenues and income before taxes. The 29% effective income tax rate in 2007 decreased 2% from the 31% effective income tax rate in 2006.

The income tax effective rate decreased from 31% in 2006 to 29% in 2007 as a result of the reduction of mandatory income tax rates from 29% in 2006 to 28% in 2007 as well as the benefits associated with VAT recoveries. See Note 23 to our consolidated financial statements.

Employee Statutory Profit-Sharing Expense

Employee statutory profit-sharing expense decreased by 16.3% to Ps. 30.7 million in 2007 from Ps. 36.7 million in 2006 as a result of lower generated revenues from the subsidiaries that share profits with employees. The employee statutory profit-sharing expense was reclassified to other expenses (income) in 2007.

Majority Net Income

Majority net income increased by 60.5% to Ps.2,233.1 million in 2007 from Ps.1,391.3 million in 2006 as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues

Total revenues increased by 45.8% to Ps.13,439.5 million in 2006 from Ps. 9,216.0 million in 2005, primarily due to a 39.7% increase in the number of homes sold and an increase of 4.4% in the average price for all homes. Affordable entry-level homes represented 78.4% of total revenues in 2006 compared to 78.0% in

2005, and middle-income homes represented 21.5% of total revenues in 2006 compared to 21.9% in 2005. We sold 4,192 middle-income homes in 2006 compared to 3,391 middle-income homes in 2005, and sold 39,940 affordable entry-level homes in 2006 as compared to 28,203 affordable entry-level homes in 2005. In 2006, Homex reported other revenues (included in revenues above) of Ps.194.6 million compared to Ps.262.5 million in 2005. This decline was mainly driven by an extraordinary sale of ready-mix concrete and concrete block in the third quarter of 2005 to a third party.

Gross Profit

Cost of sales increased by 43.2% in 2006 to Ps.9,191.0 million from Ps.6,418.6 million in 2005, due primarily to the incorporation of Beta into the Company’s operations as well as the increased volume, as described above. Gross profit increased by 51.9% to Ps.4,248.5 million in 2006 from Ps.2,797.5 million in 2005. Our gross profit margin improved to 31.6% in 2006 from 30.4% in 2005, due primarily to the incorporation of Beta into the Company’s operations as well as the increased volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 48.8% to Ps.1,359.1 million in 2006 from Ps.913.2 million in 2005. This increase was due principally to increased sales, as well as the amortization of a portion of the value of the “Casas Beta” brand equivalent to 12 months during 2006, resulting in a non-cash impact on SG&A of approximately Ps.94.5 million. As a percentage of sales, selling, general and administrative expenses increased to 10.1% in 2006 from 9.9% in 2005. This increase in selling, general and administrative expenses as a percentage of sales was attributable to a 45.8% increase in sales as well as the amortization of the value of the Beta brand.

Net Comprehensive Financing Cost

Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased by 60.1% to Ps.790.9 million in 2006 from Ps.494.0 million in 2005. Net comprehensive financing cost as a percentage of sales increased to 5.9% in 2006 from 5.4% in 2005.

Net interest expense increased by 45.2% to Ps.565.8 million in 2006 from Ps.389.6 million in 2005. This increase was primarily due to the interest on the Senior Guaranteed Notes due 2015. Interest income increased by 72.7% to Ps.108.8 million in 2006 from Ps.63.0 million in 2005 due to higher cash balances throughout the year.

We had a foreign exchange loss of Ps.148.4 million in 2006 as a result of a higher debt level exposure in U.S. dollar-denominated debt impacted by the peso appreciation of approximately 1.89% against the U.S. dollar during 2006, compared to a foreign exchange loss of Ps.70.7 million in 2005.

Monetary position loss increased from Ps.33.8 million in 2005 to Ps.76.8 million in 2006 as a result of a decrease in our net monetary liability position.

Income Tax Expense and Employee Statutory Profit-Sharing Expense

Income tax expense increased by 46.0% from Ps.458.9 million in 2005 to Ps.669.8 million in 2006, due principally to increased revenues and income before taxes. The 31.2% effective income tax rate in 2006 remained relatively stable, from 32.4% in 2005. The decrease in the income tax effective rate between 2006 and 2005 is a result of the reduction of mandatory income tax rates from 30% in 2005 to 29% in 2006. Employee statutory profit-sharing expense increased from Ps.10.4 million in 2005 to Ps.36.7 million in 2006 as a result of the increase in revenue and income before taxes. The amount related to employee statutory profit-sharing expense was reclassified to other expenses (income).

Majority Net Income

Majority net income increased by 45.9% to Ps.1,391.3 million in 2006 from Ps.953.6 million in 2005 as a result of the factors described above.

Government Policy and Available Financing

The size of the developer-built market depends to a great extent on the availability of mortgage financing. Due to liquidity issues over the last 20 years, Mexico has experienced fluctuations in the availability of mortgage financing, particularly from private segment sources. As a result, the supply of affordable entry-level and middle-income housing has also remained low during this period.

During the 1980s, Mexican government policy focused on encouraging investment by the private sector, reducing development costs, and stimulating construction. Mexican Housing Funds provided mortgage loan guarantees and direct payment and savings procedures. In 1994, Mexico experienced an economic crisis that led to the devaluation of the Mexican peso and a steep rise in interest rates. Smaller housing development companies went out of business, and the industry experienced a sharp fall in home sales between 1995 and 1996 due to diminished commercial bank lending.

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via Mexican Housing Funds in the affordable entry-level segment. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period the government authorized sofoles, which underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private sector lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing has continued to grow as a result of Mexican government policies. Following the crisis, former President Fox’s administration’s goal was to provide 750,000 new mortgages per year by 2006 pursuant to its national housing plan. The administration set forth four objectives to achieve this growth:

•                  make more adequate land available, including infrastructure such as sewage and utilities;

•                  increase deregulation of the housing industry;

•                  encourage consolidation within the industry; and

•                  increase financing opportunities available to qualified homebuyers.

In conjunction with these efforts, the Mexican legislature amended existing tax regulations in order to allow individuals to deduct a portion of their mortgage loan interest payments from their personal income taxes beginning in 2003, which the administration expects will lead to increased mortgage financing activity.

The actions taken by President Calderón’s administration to accelerate the housing and mortgage supply in Mexico has resulted in the emergence of a very active housing industry supported by solid private and public institutions. The developer-built market has continued to expand due to higher levels of available mortgage financing, especially through Mexican Housing Funds such as INFONAVIT, SHF and FOVISSSTE. According to CONAVI, from 2000 to 2007 mortgage providers in Mexico granted 3,880,194 mortgages, a 116.4% growth from 331,880 in 2000 to 718,255 in 2007. Between 2003 and 2007, CONAPO estimates that the housing stock increased by 2.0 million homes.

President Calderón has indicated that he will continue to support and promote the housing industry on three main lines: urban development, very affordable housing and home improvement. His administration’s goal is for the Mexican Housing Funds to provide six million mortages by 2012.

Changes in the availability of mortgage financing from government agencies could adversely affect us. See “Item 3. Key Information—Risk Factors—Risk Factors Related to Our Business—Decreases in the Amount of Mortgage Financing Provided by Mexican Housing Funds on Which We Depend, or Disbursement Delays, Could Result in a Decrease in Our Sales and Revenues.”

LIQUIDITY AND CAPITAL RESOURCES

We have experienced, and expect to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes and for land inventory purchases.

As of December 31, 2007, we had Ps.2,206.8 million of cash and cash equivalents and Ps.3,795.6 million of outstanding indebtedness for money borrowed (none of which was construction financing provided by sofoles for developments under construction), as compared to Ps.2,381.7 million of cash and cash equivalents and Ps.3,705.1 million of outstanding indebtedness as of December 31, 2006.

Although we do not commence construction of any development until the availability of mortgage financing for qualified homebuyers is determined, we do acquire land and perform licensing, permit-securing, and certain infrastructure development activities prior to receiving confirmation of the availability of mortgage financing. Historically, we have financed our development and construction activities through internally generated funds, commercial paper programs, and bridge loans.

Our primary sources of liquidity are:

•                  cash flow from operations;

•                  financing from sellers of land and, to a lesser extent, suppliers of materials;

•                  commercial banks and other financial institutions; and

•                  down payments from homebuyers.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

The table below sets forth information regarding our outstanding debt as of December 31, 2007:

Debt Outstanding as of December 31, 2007

Homex Debt	Aggregate Lender Principal Amount		Interest Rate		Maturity
	(in thousands of pesos)
Senior Guaranteed Notes (1)	Ps.	2,729,625
Bond issuance (senior guaranteed notes) with Credit Suisse First Boston and Merrill Lynch, guaranteed by Picsa, Decano and other subsidiary companies. “Principal - Only Swap” for the Bond.	79,098		7.50%		Sept. 28, 2015
HSBC Mexico, S.A.
A credit line of Ps.1,081 million granted on July 1, 2005, with semi-annual payments beginning on March 14, 2008. The proceeds were used to purchase BETA.	540,500		TIIE+1.00	%(2)	Sept. 14, 2010
GE Capital
Line of credit granted to Aerohomex, S.A. de C.V. to purchase an executive jet for US$2.3 million on July 29, 2005.	13,872		7.40%		July 29, 2010
BBVA Bancomer
Financial leases of machinery and equipment	350,331		TIIE + 0.80	%(2)	Jan. 02, 2013

Other financial leases	3,222		7.40%		Sept.15, 2008

Interest payable	79,038

Total debt	Ps.	3,795,686

(1)

Issued in an aggregate principal amount of US$250 million with a coupon rate of 7.50%. We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.83 per U.S. dollar and at an average weighted cost of 2.92%.

(2)	TIIE refers to the 28-day Mexican interbank rate (Tasa de Interes Interbancaria de Equilibrio), which was 7.9250% as of December 31, 2007.

Our total indebtedness increased to Ps. 3,795.6 million as of December 31, 2007 from Ps. 3,705.1 million as of December 31, 2006, mainly as a result of the net effect of a new capital lease obligation and exchange rate adjustments in our U.S. dollar-denominated debt.

As of December 31, 2007, our short-term debt was Ps. 328.9 million, mainly as a result of Ps. 68.1 million of equipment lease obligations and total scheduled principal payments of Ps. 180.2 million of an unsecured credit facility with HSBC Mexico, S.A., or HSBC. Our long-term debt was Ps.3,466.7 million, which includes the long-term portion of our equipment lease obligations in the amount of Ps. 288.9 million, the remaining balance of the medium-term loan facility with HSBC of Ps.360.3 million and our Senior Guaranteed Notes in the aggregate principal amount of Ps. 2,808.7 million, including the current outstanding mark-to-market principal-only swap (“the principal-only swap”). In connection with the Beta acquisition, we entered into an unsecured credit facility with HSBC in the amount of Ps.1,081.0 million. We repaid approximately 50% of the outstanding amount under the HSBC unsecured credit facility on September 29, 2005, reducing the remaining outstanding balance to Ps.540.5 million as of December 31, 2007.

On September 28, 2005, we issued US$250 million of Senior Guaranteed Notes due 2015 with a coupon rate of 7.50%.

We have not paid dividends since the inception of the Company in 1998 and we do not foresee  paying dividends in the near future.

Covenants

Loan covenants require the Company and its subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to stockholders’ equity unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt.

Financial covenants, derived from the Senior Guaranteed Notes and the credit line with HSBC require the Company to maintain:

•                  a ratio of total stockholders’ equity to total debt of more than 1.0 to 1.0;

•                  a ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to short-term debt (including the interest payable) of at least 3.0 to 1.0; and

•                  operational restrictions on working capital.

There are also restrictions applicable to additional debt based on EBITDA levels, such as EBITDA to interest expense, including payment of dividends, which should not be less than 2.25 to 1.

In the event the Company does not comply with any of the above provisions, there is a resulting limitation on its ability to pay dividends to its stockholders.

As of December 31, 2007 and 2006, the Company was in compliance with the financial covenants of its debt agreements.

The financial covenants of the leases from BBVA Bancomer require the Company and its subsidiaries to maintain:

•                  a liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0;

•                  a financing ratio of total liabilities to stockholders’ equity no greater than 1.70 to 1.0; and

•                  a relation of operational income to net comprehensive financing cost at a minimum level of 2.0.

As of December 31, 2007, the Company was in compliance with these financial covenants.

TREND INFORMATION

Other than as disclosed elsewhere in this annual report including in “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company—Business Overview—The Mexican Housing Market,” we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our future operating results or financial condition. Also, as explained in further detail in Item 15, we corrected during 2007 all the material weakenesses presented in our annual report for the year 2006. In 2007, we have assessed the effectiveness of our internal control; this assessment identified a “material weakness” as further explained in Item 15.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as of December 31, 2007.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2007:

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(in thousands of constant pesos)
Long-term debt obligations	Ps.	3,363,095	Ps.	185,211	Ps.	369,162	Ps.	—	Ps.	2,808,723
Capital (finance) lease	353,553		64,696		220,431		68,426		—
Total debt	3,716,648		249,907		589,593		68,426		2,808,723
Estimated interest (1)	2,435,594		362,559		961,115		594,136		517,784
Operating lease obligations (2)	247,907		51,703		148,158		48,046		—
Land suppliers	3,747,707		2,754,906		992,801		—		—
Total	Ps.	10,147,856	Ps.	3,419,075	Ps.	2,691,667	Ps.	710,608	Ps.	3,326,507

(1)	In estimating interest expense we used the applicable rate (see debt table in “Liquidity and Capital Resources”) as of December 31, 2007.

(2)	Operating leases are calculated in the nominal bases or future cash flows at the rate as of December 31, 2007.

Contractual obligations increased by 6% from Ps.9,594,752 as of December 31, 2006 to Ps.10,147,857 as of December 31,

2007. This change was mainly due to the purchase of land reserves at the end of 2007, our new capitalized lease financing several prototypes of aluminum forms and their spare parts and operating leases financing different kinds of equipment related to our concrete and block production.

New Accounting Pronouncements

Mexican Financial Reporting Standards (MFRS)

The most relevant standards that came into force in 2007 are described below:

MFRS B-3, Statement of Income

Mexican FRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and modifies certain Mexican FRS. The primary sections of the statement of income have been redefined to embody the concepts of “ordinary items” and the classification of income. Also, the caption “Initial Accumulated Effect of Accounting Changes” has been eliminated from such statement, as established in Mexican FRS B-1, Accounting Changes and Error Corrections.

Mexican FRS B-3 also allows entities to present costs and expenses in the statement of operations, based on their function or nature or a combination of both. Mexican FRS B-3 does not require the presentation of operating income in the statement of operations, but still allows for it when operating income is deemed to be an important indicator for evaluating a particular entity’s performance. When an entity does decide to include the “Operating Income” caption, Mexican FRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

The Company decided to include the caption “Income from Operations” in the consolidated statement of income since management considers that these are significant indicators, conforming to the disposition included in the recently issued Financial Reporting Standard Orientation No. 1, Presentation or disclosure of the operating income or loss, which establishes the general rules for the presentation of the statement of income.

MFRS B-13, Subsequent Events

MFRS B-13 modifies the former rules relative to subsequent events by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect these types of subsequent events.

The application of MFRS B-13 had no effect on the Company’s financial position or results of operations.

MFRS C-13, Related Parties

This Mexican FRS broadens the concept of related parties to include immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. Mexican FRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensation granted to the entity’s key management personnel or directors (in the case of public companies). This standard allows entities to disclose, only when there are enough elements to sustain such an assertion, that the transactions carried out with related parties are on terms similar to market conditions.

The application of MFRS C-13 had no effect on the Company’s financial position or results of operations.

MFRS D-6, Capitalization of the Comprehensive Financing Cost

Mexican FRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which had been optional, under Mexican Accounting Bulletin C-6, Property, Plant and Equipment.

Capitalized CFC is defined as the amount attributable to qualifying assets that could have been avoided if its acquisition had not taken place, which, in the case of Mexican peso-denominated financing, includes its interest and the net monetary position, and in the case of foreign currency-denominated financing, also includes any exchange gain or loss. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged period of time to get them ready for their intended use, that are to be sold or leased that require a prolonged period to be acquired or readied for sale or lease, including inventories that require a period of time to take possession or to prepare for sale. The capitalization of the comprehensive result of financing starts and continues while investments for its acquisition are being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

Mexican FRS D-6 establishes that the amount of capitalized CFC will be determined based on the loans that were specifically used to acquire the qualifying assets, or if such identification cannot be made, by applying the weighted average capitalization rate for financing to the weighted average number of investments in qualifying assets made during the acquisition period. Financing with imputed interest cost may be capitalized against the cost of acquired assets, since the financing is recognized at its present value.

The adoption of MFRS D-6 for the year ended December 31, 2007 represented a decrease in CFC of Ps.179,304, although  Ps. 119,286 was ultimately charged to cost of sales as the underlying projects were sold. This standard is applied prospectively, so 2007 is not comparable to either 2006 or 2005.

The Interpretation 4 of MFRS, Presentation of Employee Profit-Sharing in the Statement of Income

The Interpretation of MFRS 4 concludes, based on the analysis of MFRS B-3, D-3 and D-4, that employee profit-sharing shall be presented as an ordinary expense.

Interpretation 8 of MFRS, Effects of the Flat-Rate Business Tax (FRBT)

In December 2007, the Consejo Mexicano para la Investigación y desarrollo de Normas de la Información Financiera, A.C. (Mexican Financial Information Standards Research Development Board, or “CINIF”) issued the Mexican FRS Interpretation 8, which is effective for years beginning on or after October 1, 2007. Such standard was created as a result of the need to clarify whether the new flat rate business tax (FRBT) should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

Mexican FRS Interpretation 8 establishes that the FRBT is a tax on income; therefore, its effects should be recognized in conformity with the provisions of Mexican Accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit-Sharing, and, as of January 1, 2008, in conformity with Mexican FRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first prepare financial projections to determine whether its future taxable base would result in a FRBT payable or regular income tax payable. Based on the results of these projections, taxpayers will be able to identify the expected behavior of FRBT and regular income tax.

Entities that have determined that they will essentially pay FRBT in future years must recognize the effects of deferred FRBT in their financial statements dated between October 1 and December 31, 2007. This deferred tax must correspond to the temporary differences and FRBT credits existing in 2007 for which payment or recovery of FRBT is expected as of or after 2008. Therefore, those entities that have determined that they will essentially pay FRBT in the future must also eliminate the deferred income tax asset or liability recognized at such date. These adjustments give rise to an expense or income that must be recognized in the 2007 statement of income as part of the caption “Taxes on income” or in stockholders’ equity when it relates to other comprehensive income (loss) items.

The deferred tax rate is the rate enacted and established in the tax provisions at the date of the financial statements, which is expected to be in force at the time the deferred FRBT assets and liabilities will be realized (16.5% in 2008, 17% in 2009 and 17.5% in 2010 and subsequent years).

Deferred FRBT for the period must be recognized as a deferred tax expense or income in the statement of income of the period as part of the “Tax on profits” caption, or in stockholders’ equity for those amounts associated with comprehensive income items, and as a non-current asset or long-term liability in the balance sheet. In the notes to the financial statements, the Company must disclose an analysis of the taxes on income presented in the statement of income, showing the amounts of current and deferred FRBT expense. The entity must also mention the deferred FRBT related to other comprehensive items.

Based on the FRBT Law, an entity must determine the amount of asset tax generated through 2007 that it will be able to recover as of 2008. This amount must be recognized in the 2007 financial statements as a tax account receivable and any amount of asset tax considered unrecoverable must be recognized as an expense in the 2007 statement of income as part of the “Taxes on income” caption. Starting in 2008, the balance of recoverable taxes must be reviewed on each financial statement closing date and written down when there is evidence that some amounts may not be recoverable.

The effects of adopting this new accounting standard are described in Note 23 to our consolidated financial statements.

The most important new pronouncements that came into force in 2008 are as follows:

Mexican FRS B-2, Statement of Cash Flows

In November 2007, Mexican FRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position will be substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitory rules of Mexican FRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes should include a statement of changes in financial position, as established by Mexican Accounting Bulletin B-12.

Mexican FRS B-10, Effects of Inflation

In July 2007, the CINIF issued Mexican FRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican Accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years (an 8% annual average); and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

Mexican FRS B-10 also establishes the accounting rules applicable whenever the economy changes from any type of environment to another. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information must be recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this Mexican FRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their stockholders’ equity, under retained earnings (accumulated deficit), must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to retained earnings.

The effect of the adoption of this standard on the Company’s 2008 financial statements shall be the Company’s ceasing to recognize the effects of inflation on its financial information (to the extent that inflation stays at current levels).

Mexican FRS B-15, Foreign Currency Translation

In November 2007, the CINIF issued Mexican FRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican Accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, as of its effective date.

Since Mexican FRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican Accounting Bulletin B-15. The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented.

Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating transactions with companies abroad, from the recording currency to the functional currency, and from the functional currency to the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is carried out. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement.

Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders’ equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or the consolidation process or from applying the equity method must be recognized as a cumulative translation adjustment as part of comprehensive income in stockholders’ equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations carried out in an inflationary environment, Mexican FRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican Accounting Bulletin B-10, using the price index of the country in which the operations are carried out. Once the effects of inflation on financial information have been recognized in the recording currency, i) asset, liability and stockholders’ equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) the difference resulting from the translation or the consolidation process or from applying the equity method must be recognized as a cumulative translation adjustment as part of comprehensive income in stockholders’ equity.

Mexican FRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity, since if the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented with no charge to the translation made at the issuance date. However, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be expressed in Mexican pesos with purchasing power at the latest balance sheet date.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

Mexican FRS D-3, Employee Benefits

On January 1, 2008, the new Mexican FRS D-3, Employee Benefits, issued by the CINIF, went into effect and replaced the old Mexican Accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item; iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under Mexican FRS
D-4; and iv) current-year and deferred employee profit-sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items have an effect on results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit-sharing must be charged or credited to retained earnings with no effect on results of operations for the year ending December 31, 2008.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

Mexican FRS D-4, Taxes on Profits

In July 2007, the CINIF issued Mexican FRS D-4, Taxes on Profits, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican Accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit-Sharing. The most significant changes included in this standard with respect to Mexican Accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit-sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting Mexican Accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

Under this standard, the accumulated effect of deferred income tax, derived from the adoption of Mexican Accounting Bulletin D-4, will be temporarily reclassified to retained earnings, except for the portion corresponding to comprehensive income items, which will be reclassified to results of operations when the item giving rise to them is taken to income.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

U.S. GAAP

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007. The adoption of FIN 48 did not have an impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

EITF 06-3

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company continued with its accounting policy of net presentation; therefore, the adoption of EITF 06-03 did not have any impact on its financial condition or results of operations.

A summary of the most important new pronouncements in U.S. GAAP that will come into force in 2008 or after and may apply to the Company is as follows:

Fair value measurement (FASB Statement 157):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures.

The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Business Combinations (FASB Statement No. 141(R))

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement No. 141(R), Business Combinations (Statement 141(R)). This new standard significantly changes the financial accounting and reporting of business combination transactions.

Current practice under Statement 141 involves accumulating costs of acquiring a target entity and allocating those costs to individual assets acquired and liabilities assumed.

In step acquisitions and partial acquisitions, this process generally results in recognizing the acquiree’s assets and liabilities as a mixture of values at the acquisition date (or dates) and, to the extent of interest in the acquiree not held by the acquirer, historical carrying values (i.e., accounting bases established before the acquirer made its acquisition(s)). Those historical carrying values are attributed to the non-controlling interests (previously referred to as non-controlling interests) in the acquiree.

Under Statement 141(R) a business combination is treated as a transaction in which an entity (the acquirer) takes control of another entity (the target), and the fair value of the underlying exchange transaction is used to establish a new accounting basis of the acquired entity.

Furthermore, because obtaining control leaves the acquirer responsible and accountable for all of the acquiree’s assets, liabilities, and operations, the acquirer should recognize and measure the fair value of the acquiree as a whole, and the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquiree or how the acquisition was achieved (e.g., a step acquisition, a single purchase resulting in control, or a change in control without a purchase of equity interests).

The most significant changes to business combination accounting pursuant to Statement 141(R) include recognizing, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; measuring acquirer shares in consideration for a business combination at fair value on the acquisition date; recognizing contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; with certain exceptions, recognizing preacquisition loss and gain contingencies at their acquisition-date fair values; capitalizing in-process research and development (IPR&D) assets acquired; expensing, as incurred, acquisition-related transaction costs; capitalizing acquisition-related restructuring costs only if the criteria in Statement 146 are met as of the acquisition date; and recognizing changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

Statement 141(R) is required to be adopted concurrently with Statement 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

The Company is currently evaluating the effect of adopting this new standard.

Accounting for Non-controlling Interests (FASB Statement No. 160)

On December 4, 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (Statement 160). This new standard did not change significantly the financial accounting and reporting of non-controlling (or minority) interests in consolidated financial statements.

Statement 160 defines a non-controlling interest as: “The portion of the equity (residual interests) in a subsidiary attributable to the owners of the subsidiary other than the parent and the parent’s associates.”

In current U.S. GAAP, equity interests not held by the controlling shareholders are generally referred to as non-controlling interests.

In a significant change from current U.S. GAAP practice, Statement 160 requires that non-controlling interests in subsidiaries be reported as a component of equity in the consolidated statement of financial position. This contrasts with the prevailing practice of reporting non-controlling interests as a “mezzanine” item between liabilities and stockholder’s equity. Statement 160 is based on an “economic entity” concept of consolidated financial statements.

In acknowledgement of the difference between non-controlling interests in consolidated subsidiaries and controlling interests in a consolidated group, Statement 160 requires the presentation of non-controlling interests and controlling interests as separate components of equity in the statement of financial position along with comprehensive disclosures about attributes and transactions pertaining to non-controlling interests.

Statement 160 requires that earnings attributed to the non-controlling interests be reported as part of consolidated earnings and not as a separate component of income or expense, and disclosure of the attribution of consolidated earnings to the controlling and non-controlling interests on the face of the consolidated income statement.

Statement 160 also amends FASB No. 128, Earnings per Share, to specify that earnings per share data in consolidated financial statements that include one or more partially-owned subsidiaries is calculated using only the amount of earnings attributable to the controlling interests.

Changes in a parent’s controlling ownership interest that do not result in a loss of control of the subsidiary will now be treated as transactions among shareholders in the consolidated entity. These transactions include decreases or increases in a parent’s controlling ownership interest in any subsidiary-issued security that is classified in accordance with GAAP as equity in the consolidated statement of financial position (e.g., common stock, preferred stock, etc.).

Under SFAS 160, when there is a decrease in ownership interest in a subsidiary, the carrying amount of the non-controlling interest should be increased to reflect the change in the non-controlling interest’s ownership in the subsidiary’s net assets. Any difference between consideration received and the adjustment made to the carrying amount of the non-controlling interest should be recognized directly in equity attributable to the controlling interest (i.e., as an adjustment to paid-in capital).

When an increase in ownership interest in a subsidiary occurs, the carrying amount of the non-controlling interest is adjusted to reflect the non-controlling interest’s reduced ownership interest in the subsidiary’s net assets.

Any difference between consideration paid by the parent to the non-controlling interest holders and the adjustment to the carrying amount of the non-controlling ownership interests in the subsidiary is recognized directly in equity attributable to the controlling interest (i.e., paid-in capital).

Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. Statement 160 is required to be adopted prospectively, except for the following provisions, which are required to be adopted retrospectively:

•                  Reclassify non-controlling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity in the consolidated statement of financial position.

•                  Recast consolidated net income (loss) to include net income (loss) attributable to both the controlling and non-controlling interests.

The Company is currently evaluating the effect of adopting this new standard.

The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (FASB Statement No. 159)

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “Statement” or “Statement 159”). Statement 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option,” or “FVO”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings).

The fair value option will mitigate some of the volatility in reported earnings that results from the use of different measurement attributes to account for financial assets and financial liabilities. By electing the fair value option, an entity can achieve consistent accounting for related assets and liabilities without having to apply complex hedge accounting provisions.

Statement 159 requires extensive disclosures whose primary objective is to facilitate comparison among entities that choose different measurement attributes for similar assets and liabilities, as well as comparison of similar assets and liabilities for which an individual entity selects different measurement attributes.

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company).

The effect of initial adoption will be accounted for as a cumulative-effect adjustment through beginning retained earnings.

For items existing at the effective date for which the fair value option is elected, the following disclosures should be provided:

•                  A schedule that presents the pretax portion of the cumulative effect adjustment for items on that line.

•                  The fair value at the effective date for items for which the FVO is elected.

•                  The carrying amount of items immediately before electing the FVO.

•                  The net effect on the entity’s deferred tax assets and liabilities of electing the FVO.

The Company is currently evaluating the effect of adopting this new standard.

ITEM 6.    Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

Our board of directors currently consists of nine members and is responsible for managing our business. Each director is elected for a term of one year or until a successor has been appointed. Our board of directors meets quarterly. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent, as such term is defined by the New Mexican Securities Market Law. As required by New York Stock Exchange regulations, a majority of the members of our board of directors are independent.

As of the date of this annual report, the members of our board of directors are as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
José Ignacio de Nicolás Gutiérrez	1964	Director
Luis Alberto Harvey McKissack	1960	Director
Matthew M. Zell	1966	Director
Z. Jamie Behar	1957	Director
Wilfrido Castillo Sánchez-Mejorada	1941	Director
Edward Lowenthal	1944	Director
Rafael Matute Labrador	1960	Director

Eustaquio Tomás de Nicolás Gutiérrez is chairman of our board of directors. Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional chairman and regional vice chairman of the Mexican Chamber of Industrial Housing Promoters and Development, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de Vivienda) and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 1, 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager supervisor. He holds an undergraduate degree in industrial engineering from Universidad Panamericana in Mexico City and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey in Guadalajara.

José Ignacio de Nicolás Gutiérrez  is the Minister of Economic Development for the State Government of Sinaloa and was founder and Chairman of the Board of Directors from 1997 to 2007 of Hipotecaria Crédito y Casa, S.A. de C.V., a sofol that became the third-largest mortgage bank in Mexico. Mr. de Nicolás also co-founded Homex and served as our CEO from 1989 to 1997. Mr. de Nicolás is a member of the regional advisory board of financial institutions such as Fianzas Monterrey, a contract and fidelity bonds company, and NAFIN, a Mexican government- owned development bank. He has recently been appointed member of the Board of Directors of Afore Coppel, a retirement fund administrator. Mr. de Nicolás also founded and was chairman of the non-profit Organization for Social Assistance in the State of Sinaloa. Mr. de Nicolás received a B.S. in Finance and Administration from Universidad Panamericana, in Mexico City.

Luis Alberto Harvey McKissack is co-founding partner and senior managing director of ZN Mexico Funds and co-founder of Nexxus. He has approximately 20 years of experience in investment banking and private equity. Before founding Nexxus, Mr. Harvey held positions at Grupo Bursátil Mexicano, Fonlyser, Operadora de Bolsa, and Servicios Industriales Peñoles, S.A. de C.V. His experience includes several private and public equity transactions and also the initial public offerings of several major Mexican corporations on the BMV and the international capital markets. Mr. Harvey is a member of the board of directors of Nexxus Capital, Industrias Innopack, S.A. de C.V. (“Innopack”), Aerobal, S.A. de C.V. (“Aerobal”), Sports World, Genomma and Grupo Mantenimientos de Giros Comerciales International, S.A. de C.V. (“Grupo Mágico”), and is a member of the investment committees of Nexxus I, Nexxus II and Nexxus III. Mr. Harvey received a B.S. in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and an MBA with a concentration in finance from the University of Texas at Austin.

Matthew M. Zell is Managing Director of EGI. Previously, he served as President of Prometheus Technologies, Inc., an information technology consulting firm. Mr. Zell is a member of the Board of Directors of Anixter Inc., a global distributor of wire, cable and communications connectivity products as well as the government segment.

Z. Jamie Behar is Managing Director, Real Estate & Alternative Investments, for General Motors Investment Management Corporation, or GMIMCo. She manages GMIMCo clients’ real estate investment portfolios, including private market and publicly-traded security investments, as well as their alternative investment portfolios, totalling $10.5 billion. Ms. Behar is a member of the board of directors of Sunstone Hotel Investors, Inc., a publicly listed hotel company operating in the United States, and the Pension Real Estate Association (PREA), and also serves on the advisory boards of several domestic and international private real estate investment entities.

Wilfrido Castillo Sánchez-Mejorada is CFO of Quálitas Cía. de Seguros, S.A.B de C.V., or Quálitas, a Mexican insurance company. Previously he served as CEO of Castillo Miranda, Contadores Públicos, a public accounting firm, and has held senior positions in several brokerage firms. Mr. Castillo is a member of the board of directors of Quálitas, Unión de Esfuerzo para el Campo and Industrias Innopack, S.A. de C.V., where he also serves as chairman of the audit committee.

Edward Lowenthal is president of Ackerman Management LLC, an investment management and advisory company with particular focus on real estate and other asset-based investments. Previously, Mr. Lowenthal founded and was president of Wellsford Real Properties, Inc., or WRP, a publicly-owned real estate merchant banking company. He also founded and was trustee and president of Wellsford Residential Property Trust, a publicly-owned multi-family real estate investment trust that was merged into Equity Residential Properties Trust. Mr. Lowenthal is a member of the board of directors of several companies, including Reis, Inc., a real estate market information and analytics provider, Omega Healthcare Investors, Inc., a healthcare real estate investment trust and American Campus Communities, a publicly traded Real Estate Investment Trust which focuses solely on student housing in the United States.

Rafael Matute Labrador is Executive Vice-President and Chief Financial Officer of Wal-Mart de Mexico. He has been a member of the board of directors and the executive committee of the board of directors of Wal-Mart de Mexico since 1998, and since 2007 a member of the board of directors for Banco Wal-Mart de Mexico. He has also been a member of the Consultative Boards of Banorte, Banamex/Citibank, and Nacional Financiera. He has an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona, Spain. He has attended upper management courses at the IMD in Switzerland and the Chicago Graduate School of Business.

Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, and José Ignacio de Nicolás Gutiérrez are brothers.

Secretary

The secretary of the board of directors is Jaime Cortés Rocha, who is not a member of the board of directors.

Audit Committee

Our audit committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Z. Jamie Behar, Matthew Zell and Edward Lowenthal. The members of the audit committee are independent in accordance with the Sarbanes-Oxley Act requirements. Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the audit committee satisfies the financial literacy requirements of the New York Stock Exchange. Among other duties and responsibilities, the committee recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers, where it deems appropriate; reviews the critical accounting policies adopted by us and advises the board of directors on changes to such policies; assists the board of directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the board of directors. The committee is also responsible for the appointment, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attestation services, as well as for the establishment of procedures for the receipt, retention, and treatment of complaints received with respect to accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees with regard to these complaints.

Executive Committee

Our executive committee consists of Gerardo de Nicolás Gutiérrez, Eustaquio Tomás de Nicolás Gutiérrez, Luis Alberto Harvey McKissack, Rafael Matute Labrador and Edward Lowenthal. Among other duties and responsibilities, the committee acts on general planning and financial matters not reserved exclusively for action by the board of directors, including appointing and removing members of management, and any of our employees; entering into credit agreements on our behalf; and convening shareholders’ meetings. In September 2006 Mr. Gerardo de Nicolás was appointed as head of the Executive Committee.

Corporate Governance and Compensation Committee

Our corporate governance and compensation committee consists of Luis Alberto Harvey McKissack, Edward Lowenthal and Matthew Zell. Among other duties and responsibilities, the committee identifies individuals qualified to become board members and makes recommendations to the board of directors and shareholders regarding director and executive nominees; issues opinions to the board of directors regarding related party transactions, develops and recommends to the board of directors a set of corporate governance principles applicable to us; oversees the evaluation of the board and management; and makes recommendations for compensation policies applicable to our executives and officers. The committee also reviews and approves corporate goals and objectives relating to CEO compensation, evaluates the CEO’s performance in light of those goals and objectives, determines and approves the CEO’s compensation level based on this evaluation, and makes recommendations to the board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

Disclosure Committee

Our disclosure committee as approved by the Board of Directors is comprised of executives within management.  This committee is chaired by the Executive Director of Investor Relations and is comprised of the Chief Executive Officer, the Chief Financial Officer, the Manager of Financial Reporting, the Chief Administrative Officer and the General Counsel.  Among other duties and responsibilities, the committee establishes the criteria to identify relevant information and reviews before publishing all documents that are to be presented to the general public as well as to buy side and sell side analysts.  By doing this, the committee acts to ensure that the relevant information issued by the Company is accurate in all financial, economic and operative aspects.

Ethics Committee

Our ethics committee, as approved by the Board of Directors is comprised of executives within management.  This committee is comprised of the Chief Executive Officer, the Executive Director of Human Resources and Corporate Responsibility, the General Counsel, the Training Director, the Director of Administrative Support and an external legal counsel.  Among other functions, the committee acts to ensure that the

Company complies with its code of ethics and determines the sanctions if certain actions are considered to be not in compliance therewith.

Corporate Governance

As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. Pursuant to Rule 303.A11 of the NYSE – listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standard.

It is our intention, however, to follow NYSE corporate governance standards to the extent we deem appropriate given the different regulatory framework to which we are subject in Mexico and in the United States and the different business environment in which we operate. Compliance with these higher standards of governance is not mandatory for us; however, we believe we are in substantial compliance with the majority of these requirements, thereby demonstrating our commitment to high standards of governance.

We are a Mexican corporation with shares listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the New Mexican Securities Market Law, and the general dispositions issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), as amended in 2006.

The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and our regulations:

NYSE Rules	Mexican Rules

Listed companies must have a majority of independent directors.	While not required under Mexican law, a majority of our directors are independent as defined under NYSE standards.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Pursuant to Mexican law, we have a nominating/corporate governance committee composed entirely of independent directors.

Listed companies must have a compensation committee composed entirely of independent directors.

Under Mexican law, we are not required to have a compensation committee. However, we have a compensation committee composed entirely of independent directors. Our compensation committee does not issue a compensation report as contemplated by the NYSE standards, as we operate in Mexico where this practice is neither required nor customary.

Listed companies must have an audit committee with a minimum of three members who are independent directors.

Under Mexican law, we are required to have an audit committee with independent members within the meaning of the NYSE standards with a charter that complies with applicable Mexican statutes, and substantially complies with the NYSE standards applicable to domestic companies where appropriate for us.

Audit committees are required to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement.

As a foreign private issuer, we are not required by the SEC to prepare and file proxy statements. In this regard, we are subject to Mexican securities law requirements. We have chosen to follow Mexican law and practice in this regard.

Non-management directors must meet at executive sessions without management.	Our non-management directors meet at executive sessions. This is not required by either Mexican law or the Mexican Code of Best Corporate Practices.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics.

Senior Management

As of the date of this annual report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Alan Castellanos Carmona	1965	Chief Financial Officer
Ramón Lafarga Bátiz	1960	Administrative and Accounting Officer
Monica Lafaire Cruz	1964	Vice President of Human Resources and Social Responsibility
Rubén Izábal González	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Affordable Entry-Level Division and Chief Operations Officer
Julián de Nicolás Gutiérrez	1971	Vice President—Middle-Income Division
Daniel Leal Díaz-Conti	1952	Vice President—Sales and Marketing
Alberto Urquiza Quiroz	1962	Vice President—International Division
Gerardo Prieto Treviño	1967	Vice President—Tourism Division

Eustaquio Tomás de Nicolás Gutiérrez is chairman of our board of directors. Before co-founding our predecessor company in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás is a Board Member of the Mexican Stock Exchange since 2005 and has served as regional chairman and regional vice chairman of the Mexican Federation of Industrial Housing Promoters, or Provivac (Federacion Nacional de Promotores Industriales de la Vivienda), and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 1, 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager. He holds an undergraduate degree in industrial engineering from Universidad Panamericana in Mexico City and an MBA from Instituto Tecnologico y de Estudios Superiores de Monterrey in Guadalajara.

Alan Castellanos Carmona joined the Company as Vice President of Finance and Planning and Chief Financial Officer in February 2007 from NAFIN, where he served as Deputy General Director of Business Development. Mr. Castellanos has an undergraduate degree in business administration from Universidad Iberoamericana and an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Ramón Lafarga Bátiz has been the Administrative and Accounting Officer of Homex since June 2007. Prior to this appointment, Mr. Lafarga served as Administrative Vice President from 1993 to 2006. His prior experience includes serving as CEO and partner in Lafarga Batiz, Contadores Públicos, a public accounting firm, and partner and CEO of a private company specializing in computer equipment.

Mónica Lafaire Cruz is the Vice President of Human Resources and Social Responsibility. Ms. Lafaire has served as director of Homex’s regional offices and manager of the trust Homex – Nafin.  She was also responsible for implementing the supply chain program with NAFIN. Besides her work at

Homex, she teaches finance, philosophy and business management at the Panamerican University. Ms. Lafaire has a degree in economics from the University of Monterrey, and a master’s degree in business administration from La Salle Univeristy.

Rubén Izábal González has served as Vice President—Construction since 1997. Prior to joining Homex, Mr. Izabal served at different construction companies, including Gomez y Gonzales Constructores, Provisur S.A. de C.V., Promotoria de Vivienda del Pacifico, S.A. de C.V., and Constructor Giza, S.A. de C.V. Currently, Mr. Izabal oversees our construction operations, with a focus on the homebuilding process. Mr. Izabal earned an undergraduate degree in architecture from Instituto Tecnologico y de Estudios Superiores del Occidente in Guadalajara, Jalisco.

Alberto Menchaca Valenzuela has served as Vice President—Affordable Entry-Level and Chief Operations Officer since January 2007. Prior to this appointment, Mr. Menchaca served as Vice President—Operations from 2000 to 2006 and as finance manager from 1996 to 2000. His prior experience includes work at Banco Mexicano, InverMexico and Banca Confia. Currently, Mr. Menchaca oversees our affordable entry-level division with a focus on home deliveries and branch management. Mr. Menchaca earned an undergraduate degree in agricultural engineering from Universidad Autonoma Agraria Antonio Narro in Saltillo, Coahuila.

Julian de Nicolás Gutiérrez has served as Vice President—Middle-Income Division since January 2007. Prior to becoming Vice President—Middle-Income Division, he served as Regional Director for the western zone from 2005 to 2007 and started the operations of the Company in the city of Guadalajara in 2002. Currently, Mr. de Nicolás oversees our middle-income division, with a focus on home deliveries and branch management. Mr. de Nicolás holds an undergraduate degree in marketing from Instituto Tecnologico y de Estudios Superiores de Monterrey in Monterrey, and an associate degree from Instituto Panamericano de Alta Direccion de Empresas (IPADE).

Daniel Leal Díaz-Conti has served as Vice President—Sales and Marketing since January 2007. Mr. Leal joined Homex from Hipotecaria Nacional, where he served as Deputy General Director of Sales and Marketing. Mr. Leal was also President of the mortgage chapter of the Mexican Association of Banks until February 2007. Mr. Leal has an undergraduate degree in economics from Universidad Veracruzana.

Alberto Urquiza Quiroz serves as Vice President—International Division. Mr. Urquiza also served as a director of NAFIN (Nacional Financiera), a Mexican development bank for five years, where he held several positions including Government Banking VP, Business Development VP and Mexico City Metropolitan Area VP. Prior thereto Mr. Alberto worked in Bancomer, one of the biggest banks in Mexico, for more than 15 years as Government Banking VP, Corporate Banking VP and Finance Engineer. He also owns a software company. He holds an undergraduate degree in business administration from Universidad Iberoamericana in Mexico City, an MBA from IPADE Business School and a postgraduate in Finance from Instituto Tecnologico Autonomo de Mexico (ITAM).

Gerardo Prieto Treviño has served as Vice President—Tourism Division since April 2007. Mr. Prieto joined Homex from Grupo Questro, where he served as Sales and Marketing Director. He was also Sales Director at Fonatur from 2000 to 2004. Mr. Prieto has an undergraduate degree in Business Administration from ITAM.

Compensation of Directors and Senior Management

Each member of the board of directors is paid a fee of US$12,500 for each board meeting that he or she attends, subject to an annual cap of US$50,000. In addition, members of the audit committee are also paid an annual compensation fee of US$25,000 (the chairman of the audit committee’s annual compensation is US$35,000) and members of the executive, corporate governance and compensation committees are paid an annual fee of US$5,000.

For 2007, the aggregate amount of compensation net of taxes paid to all directors, alternate directors and committee members was approximately US$655,638, which includes US$269,125 of variable compensation for directors paid during the first quarter of 2007. For 2007, the aggregate amount of compensation paid to all executive officers was approximately US$13,222,300.

We offer a bonus plan to our directors and senior management that is based on individual performance and our results of operations. This variable compensation can range from 30% to 50% of annual base compensation, depending on the employee’s level.

Since late 2007, we offer a stock option plan as an incentive to key executives of the Company. The shares for the stock option plan for executives (999,200 shares) were repurchased by the Company, and are held in a trust especially created for this purpose. 979,200 stock options were granted to the key executives at an exercise price of greater than the market value at the grant date of Ps.98.08.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after three years from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

The average remaining life of the options is 2.1 years as of December 31, 2007. The fair value of the stock options granted was Ps.18.42 per stock option.

The total amount accrued to provide retirement benefits as of December 31, 2007 is Ps.20,848.

EMPLOYEES

As of December 31, 2007, we had a total of approximately 15,127 employees. All of these employees were employed in Mexico. Our total employees for 2006, 2005 and 2004 were 11,948, 7,337 and 7,911, respectively. Of our total employees as of December 31, 2007, approximately 30% were white-collar and 70% were blue-collar.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report:

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez	39,005,393	11.6%
Gerardo de Nicolás Gutiérrez	37,055,124	11.0%
Jose Ignacio de Nicolás Gutiérrez	17,719,679	5.3%
Julian de Nicolás Gutiérrez	29,254,045	8.7%
Alan Castellanos Carmona	*	*
Ramon Lafarga Batiz	*	*
Mónica Lafaire Cruz	*	*
Daniel Leal Díaz-Conti	*	*
Ruben Izabal González	*	*
Alberto Menchaca Valenzuela	*	*
Alberto Urquiza Quiroz	*	*
Gerardo Prieto Treviño	*	*
Luis Alberto Harvey McKissack	*	*
Matthew M. Zell	*	*
Z. Jamie Behar	*	*
Wilfrido Castillo Sanchez-Mejorada	*	*
Edward Lowenthal	*	*
Rafael Matute Labrador	*	*

*                                        Beneficially owns less than one percent of the outstanding shares of our capital stock.

ITEM 7.       Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2007, there were 334,870,350 common shares issued and outstanding, with 69,888,924 shares held in the United States in the form of American Depositary Shares by six record holders. The remaining shares were held in Mexico. Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

On January 24, 2006, the Company completed a successful non-dilutive secondary public offering of approximately 45.6 million shares of its common stock by a group of investors controlled by Mr. Carlos Romano, the former majority investor of Beta, who sold his position in Homex as part of his overall financial strategy. Equity International Properties also sold approximately 33.0% of its position. Consequently, the public float of the Company was increased to 46.0% of the total equity of Homex.

On May 15, 2007, Mr. José Ignacio de Nicolas Gutierrez, a member of the Homex board of directors, sold a significant portion of his interest in Homex through the Mexican Stock Exchange, decreasing the percentage of shares owned by the de Nicolás family and increasing the public float of the Company to 54.0% of the total equity of Homex.

On July 26, 2007, Equity International Properties, LLC, a shareholder of the Company, sold approximately 8.6 million common shares through the Mexican Stock Exchange. These shares represented 20% of its ownership in the Company. The public float of the Company was increased to 56.61% of the total equity of Homex.

On November 8, 2007, the main shareholders of Homex, led by Mr. Eustaquio de Nicolás Gutierrez, chairman of the board of directors of Homex, acquired 6.7 million common shares of Homex from EIP Investment Holdings L.L.C.,  an indirect subsidiary of EIP, in a private transaction.

On February 5, 2008, the de Nicolás family acquired 17,142,857 common shares of Homex from EIP in a private transaction. On April 25, 2008, pursuant to the investment policies of EIP’s investment fund, EIP sold the rest of its approximately 11 million common shares of Homex in a private transaction.

The de Nicolás family now holds 40.0% of Homex’s capital. The public float remains above 59%.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of June 26, 2008. The Company’s major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of June 26, 2008
Identity of Shareholder	Number of Shares	% of Share Capital
de Nicolás family(1)(2)	134,195,858	40.0%
Total(3)	335,869,550	100.0%

(1)	Following the acquisition of Beta.

(2)

Held by Ixe Banco, S.A. as trustee of Trust No. F/466 for the benefit of the de Nicolás family, including Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez. Voting and dispositive control over these shares is directed by a Technical Committee comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros.

(3)	Includes public shareholders that in the aggregate hold 59.9% of our share capital.

RELATED PARTY TRANSACTIONS

We have engaged, and in the future may engage, in transactions with our shareholders and companies affiliated with our shareholders. We believe that the transactions in which we have engaged with these parties have been made on terms that are no less favorable to us than those that could be obtained from unrelated third parties. We currently require that transactions with our shareholders and companies affiliated with our shareholders be approved by our board of directors after considering the recommendation of our audit committee and, in certain cases, after an independent fairness opinion, as required by the Mexican Securities Market Law and other applicable laws.

The Company was party to an administrative service agreement with two entities (Serviasesorías and Administradores de la Empresa en Equipo, S.C.), whose principal owners are officers of the Company, for which PICSA paid a 5% fee based on total expenses. The amounts paid under this agreement totaled Ps.55,389, Ps.88,232 and Ps.51,973 in 2007, 2006 and 2005, respectively. As of April 1, 2007, these companies entered into a liquidation process and the employees were transferred to subsidiaries of the Company.

Financing from Related Parties

Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez, our Chairman, and Jose Ignacio de Nicolás Gutiérrez, brother of Eustaquio de Nicolás Gutiérrez, collectively owned a 29.4% ownership interest in Hipotecaria Credito y Casa, S.A. de C.V, or Credito y Casa, the principal business of which is providing mortgage financing and bridge loan financing. Eustaquio de Nicolás Gutiérrez and Jose Ignacio de Nicolás Gutiérrez are both members of the de Nicolás family, which collectively owns 40.0% of our share capital. In the past, Credito y Casa has provided bridge loan financing to us and mortgages under SHF-sponsored programs to our customers. During 2005, 2006 and 2007, Credito y Casa provided mortgages with respect to some of the homes sold by us.

On November 19, 2007, Hipotecaria Crédito y Casa, S.A. de C.V. was purchased by an independent group of investors, and is no longer an affiliate.

We estimate that in 2007 and 2006 0.1% of the mortgages obtained by our homebuyers were provided by Hipotecaria Credito y Casa, S.A. de C.V.

As of December 31, 2005 there were no amounts outstanding in loans or financing from Credito y Casa.

Crédito Inmobiliario, S.A. de C.V.

EIP acquired a 24.64% interest in this sofol on December 1, 2003. Also on December 1, 2003, Credito Inmobiliario, S.A. de C.V., or Credito Inmobiliario, acquired the entirety of the loan portfolio of Terras Hipotecaria, S.A. de C.V., or Terras Hipotecaria. Prior to this acquisition, Terras Hipotecaria provided construction financing to us via bridge loans and mortgage financing to our customers via SHF-sponsored programs.

On December 9, 2005, EIP sold its 24.64% interest in Credito Inmobiliario to a private investor.

Financing to Related Parties

No related party transactions were reported in 2007 and 2006.

Some accounts payable to us by Dynámica de Desarrollos Sustentables, S.A. de C.V. (a joint venture created in 1997 and dissolved in 2002) in consideration for services provided pursuant to the joint venture remained outstanding, but were paid in full by March 31, 2005.

Land Purchases from Related Parties

No related party transactions were reported in 2007 and 2006.

On June 15, 2005, PICSA sold to Mexico Retail Properties Fund, S. de R.L. de C.V., a wholly owned subsidiary of MRP-EIP Retail Holding GP, which is itself a subsidiary of EIP, 7,928.88 m(2) of commercial land located in Santa Fe, Culiacan Sinaloa, for Ps. 5,906,262 (US$555,622).

ITEM 8.       Financial Information.

See “Item 18. Financial Statements.”  For information on our dividend policy, see “Item 3. Key Information—Dividends.” For information on legal proceedings related to us, see “—Legal Proceedings.”

LEGAL PROCEEDINGS

As of the date of this annual report, we are involved in certain legal proceedings incidental to the normal operation of our business. We do not believe that liabilities resulting from these proceedings are likely to have a material adverse effect on our financial condition, cash flow, or results of operations.

In July 2007, the Company entered into an agreement with Empreendimentos Imobiliários Limitada (“E.O.M.”), pursuant to which the Company agreed to contribute 67% and E.O.M. agreed to contribute 33% of the projected 4.0 million Brazilian Reals capital stock of Homex Brasil Incorporações e Construções Imobiliárias Limitada. As of December 31, 2007 no contribution had been made under the agreement. Following disagreements with E.O.M., the Company exercised its right to withdraw from the agreement.  Although E.O.M. has sued the Company for specific performance of the agreement, the Company believes that any potential liability under the agreement would not be likely to have a material effect on its financial condition or results of operations.

ITEM 9.       The Offer and Listing.

Our common shares have been traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) since June 29, 2004. The ADSs, each representing six common shares, have been trading on the New York Stock Exchange since June 29, 2004. On December 31, 2007, there were 334,870,350 outstanding common shares (of which 69,888,924 were represented by 11,648,154 ADSs held by six holders of record in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices of our common shares and ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps. per share)		(U.S. $ per ADS) (one ADS= six common shares)
2004
3rd Quarter	40.05	30.99	21.18	16.35
4th Quarter	44.51	35.25	23.65	18.11

2005
1st Quarter	62.66	43.54	33.62	22.89
2nd Quarter	49.20	39.86	27.60	21.70
3rd Quarter	56.34	48.68	31.97	26.98
4th Quarter	58.77	49.18	32.80	27.21

2006
1st Quarter	66.85	54.80	38.21	30.68
2nd Quarter	71.26	51.90	38.98	27.11
3rd Quarter	70.97	56.37	39.45	30.85
4th Quarter	108.16	68.23	59.90	36.97

2007
1st Quarter	117.20	93.71	64.14	50.03
2nd Quarter	115.35	104.62	63.16	57.13
3rd Quarter	112.02	89.89	62.37	49.59
4th Quarter	105.18	82.47	57.90	44.97

2008
January 2008	99.87	84.11	55.03	45.99
February 2008	112.90	96.66	62.80	53.75
March 2008	107.63	98.00	60.48	54.00
April 2008	114.27	104.39	65.23	59.58
May 2008	120.10	106.24	69.70	59.93
June 26, 2008	119.95	104.38	69.85	60.48

On June 26, 2008, the last reported sale price of the common shares on the Mexican Stock Exchange was Ps.104.45 per common share and the last reported sale price of the ADSs on the New York Stock Exchange was US$60.71 per ADS.

MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation (sociedad anónima de capital variable). Securities are traded on the Mexican Stock Exchange each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of:

•                 non-disclosure of material events; or

•                 changes in the offer or demand, volume traded, or prevailing share price, that are inconsistent with the shares’ historical performance and cannot be explained through publicly available information.

The Mexican Stock Exchange may reinstate trading in suspended shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in offer and demand, volume traded, or prevailing share price. Under current regulations, the Mexican Stock Exchange may consider the measures adopted by other stock exchanges in order to suspend and/or resume trading in an issuer’s shares in cases where the relevant securities are simultaneously traded on a stock exchange outside Mexico.

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

Although the Mexican Securities Market Law (Ley del Mercado de Valores) provides for the existence of an over-the-counter market, no such market for securities in Mexico has developed.

Market Regulation and Registration Standards

In 1925, the Mexican Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) was established to regulate stock market activity. In 1995, these two entities were merged to form the CNBV. The New Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations (sociedades anónimas). The New Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the CNBV by resolution of its board of governors. In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information and other violations of the New Mexican Securities Market Law. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through a board of governors composed of 13 members.

Effective June 28, 2006, the New Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to bring corporate governance practices in line with international standards. See “Item 3. Key Information—Risk Factors — Risk Factors Related to Mexico — Minority shareholders have different rights against us, our directors, or our controlling shareholders in Mexico.”

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

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants. The general regulations, which repealed several previously enacted CNBV regulations (circulares), now provide a single set of rules governing issuers and issuer activity, among other things. The CNBV general regulations were amended to conform to the New Mexican Securities Market Law by resolution of the CNBV published on September 22, 2006.

The general regulations state that the Mexican Stock Exchange must adopt minimum requirements for issuers to list their securities in Mexico. These requirements relate to matters such as operating history, financial and capital structure, and distribution. The general regulations also state that the Mexican Stock Exchange must implement minimum requirements for issuers to maintain their listing in Mexico. These requirements relate to matters such as financial condition, trading minimums, and capital structure, among others. The Mexican Stock Exchange will review compliance with the foregoing requirements and other requirements on an annual, semi-annual and quarterly basis. The Mexican Stock Exchange must inform the CNBV of the results of its review and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, or if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the Mexican Stock Exchange will be temporarily suspended. In addition, if an issuer fails to propose a plan or ceases to follow the plan once proposed, the CNBV may suspend or cancel the registration of the shares.

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

The CNBV’s general regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file information through SEDI that relates to any act, event, or circumstance that could influence an issuer’s share price. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that the issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that the issuer make a statement to that effect. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to relevant material events, when it deems the information currently disclosed to be insufficient, as well as instruct issuers to clarify the information when necessary. The Mexican Stock Exchange may request issuers to confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded. The Mexican Stock Exchange must immediately inform the CNBV of any such requests. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may defer the disclosure of material events under some circumstances, as long as:

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

The Mexican Stock Exchange must immediately inform the CNBV and the general public of any such suspension. An issuer may request that the CNBV or the Mexican Stock Exchange resume trading, assuming the issuer demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law. If the issuer’s request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading. If trading in an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose via SEDI a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading before trading may resume.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Pursuant to the New Mexican Securities Market Law:

•      members of the board of directors and principal officers of a listed issuer;

•      shareholders controlling 10% or more of a listed issuer’s outstanding share capital, and the directors and principal officers of such shareholders;

•      groups having significant influence on a listed issuer; and

•      other insiders

must abstain from purchasing or selling securities of the issuer within 90 days from the most recent public tender of shares of the issuer for sale or purchase, respectively. Shareholders of issuers listed on the Mexican Stock Exchange must notify the Mexican Stock Exchange of any transactions made in or outside the Mexican Stock Exchange that result in a transfer of 10% or more but less than 30% of an issuer’s share capital on the day following the respective transaction.

The New Mexican Securities Market Law requires any acquirer of more than 30% of an issuer’s outstanding share capital to make a public tender offer.

Any intended acquisition of a public company’s shares that results in the acquirer obtaining control of the company requires the potential acquirer to make a tender offer for 100% of the company’s outstanding share capital. These tender offers must be made at the same price for all tendering shareholders. The board of directors must give an opinion on any tender offer within 10 days after the tender offer notice.

In addition, the New Mexican Securities Market Law requires shareholders holding 10% or more of a listed issuer’s share capital to notify the CNBV of any share transfer.

New Mexican Securities Market Law

The Mexican legislature issued a New Mexican Securities Market Law effective June 28, 2006. The amendments provide, among other things, that:

•      issuers must have a board of directors with at least five and not more than 21 members, of which 25% must qualify as “independent directors” under Mexican law;

•      issuers’ boards of directors must approve related party transactions and material asset transactions;

•      issuers must appoint and maintain an audit committee and a corporate governance committee; and

•      issuers must provide additional protections for minority shareholders.

The New Mexican Securities Market Law permits issuers to include anti-takeover defenses in their bylaws and provides for specified minority rights and protections, among other things.

The New Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly-held shares, unless approved by the CNBV.

ITEM 10.    Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our shareholders in accordance with the New Mexican Securities Market Law and regulations, and (2) the Mexican Companies Law. This description does not purport to be complete and is qualified by reference to our bylaws, which have previously been filed with the SEC.

Organization and Register

We are a corporation (sociedad anónima bursátil de capital variable) organized in Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law and the Ley del Mercado de Valores, or the New Mexican Securities Market Law. We were incorporated on March 30, 1998 and the duration of our corporate life is indefinite. Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (i) promote, establish, organize and administer all types of companies, mercantile or civil; (ii) acquire or dispose of stock or interests in other mercantile or civil companies, either by taking part in their formation or acquiring shares or interests in companies that are already in existence; (iii) receive from third parties and give to the companies of which it is a shareholder or partner or to any other third party, guidance or technical consulting services, including services in the fields of administration, accounting, merchandising or financing; (iv) obtain, acquire, utilize or dispose of any patent, brand or commercial name, franchise or rights in industrial property in Mexico or abroad; (v) obtain any type of financing or loan, with or without a specific guarantee, and grant loans to mercantile or civil companies or other persons in which the company has an interest or with others with which it has a business relationship; (vi) grant any type of guarantee and endorsement in respect to obligations or credit instruments, for the benefit of mercantile or civil companies or other persons with which the company has an interest or with which it maintains a business relationship; (vii) issue, subscribe, draw, accept and endorse all types of credit instruments, including obligations with or without a guarantee; (viii) acquire, rent, administer, sell, mortgage, pledge, encumber or dispose of goods, in whatever form, being movable or immovable, as well as rights over the same; (ix) execute any kind of act and formalize any kind of labor, civil, mercantile or administrative agreement or contract permitted by Mexican legislation, with real and corporate personalities that are either public or private, obtaining from these, concessions, permits and authorizations relating directly or indirectly to the company’s objectives as set forth in its bylaws, including, actively or passively contracting any type of services, consulting work, supervisory work and technical direction that would be necessary or proper for the aforementioned goals; (x) issue treasury stock in accordance with Article 81 of the New Mexican Securities Market Law; (xi) establish agencies or representatives and act as broker, agent, representative, mercantile mediator or distributor; and (xii) perform any acts necessary to accomplish the foregoing.

Directors

Our bylaws provide that our board of directors will consist of a minimum of five and a maximum of 21 members, as resolved by the relevant shareholders’ meeting. At least 25% of the members of our board of directors must be independent pursuant to Mexican law. At each shareholders’ meeting for the election of directors, holders of at least 10% of our outstanding share capital are entitled to appoint one member of the board of directors.

Pursuant to Mexican law, any director who has a conflict of interest with us relating to a proposed transaction must disclose the conflict and refrain from voting on the transaction or be liable for damages. Directors receive compensation as determined at the ordinary shareholders’ meetings.

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the New Mexican Securities Market Law, the board of directors must approve, among other things:

•      strategic decisions for the Company and its subsidiaries;

•      any transactions outside the ordinary course of business to be undertaken with related parties;

•      significant asset transfers or acquisitions;

•      credit policies;

•      granting material guarantees or collateral;

•      designation of the Chief Executive Officer (or Director General); and

•     any other important transactions.

Meetings of our board of directors are validly convened and held if a majority of its members are present. Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors present at the meeting. If required, the chairman of the board of directors may cast a tie-breaking vote.

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

Ordinary shareholders’ meetings are those called to discuss any issues not reserved for extraordinary shareholders’ meetings. An annual ordinary shareholders’ meeting must be held within the first four months following the end of each fiscal year to discuss, among other things:

•      approving or modifying the report of the board of directors including the audited year-end financial statements, as well as the report of the Chief Executive Officer (or Director General);

•      allocating profits, if applicable;

•      appointing or ratifying the appointment of members of the board of directors and the secretary, and determining their compensation;

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

•      transformation or merger;

•      issues of preferred shares;

•      share redemptions;

•      delisting of our shares with the Mexican Securities Registry or with any stock exchange;

•      any amendments to our bylaws; and

•      any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary shareholders’ meeting.

The board of directors, the audit committee and the corporate governance committee may call any shareholders’ meeting. Any shareholder or group of shareholders with voting rights representing at least 10% of our share capital may request in writing that the board of directors call a shareholders’ meeting to discuss the matters indicated in the written request. If the board of directors fails to call a meeting within 15 calendar days following the date of such written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

To be admitted to any shareholders’ meeting, shareholders must be registered in our share registry or provide evidence of their status as shareholders as provided in our bylaws (including through certificates provided by INDEVAL and INDEVAL participants). Shareholders may appoint one or more attorneys-in-fact to represent them pursuant to general or special powers of attorney or by a proxy. Attorneys-in-fact may not be directors of Homex.

At or prior to the time of the publication of any notice of a shareholders’ meeting, we will provide copies of the notice to the depositary for distribution to the ADS holders. ADS holders are entitled to instruct the depositary as to the exercise of voting rights pertaining to the common shares.

Quorum

Ordinary shareholders’ meetings are legally convened pursuant to a first notice when a majority of our share capital is present or duly represented. Any number of shares present or duly represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent notice constitutes a quorum. Resolutions at ordinary shareholders’ meetings are valid when approved by a majority of the shares present at the meeting.

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first notice when at least 75% of the shares of our share capital are present or duly represented. A majority of shares must be present or duly represented at an extraordinary shareholders’ meeting called pursuant to a second or subsequent notice to be considered legally convened. Resolutions at extraordinary shareholders’ meetings are valid when approved by one-half of our share capital.

Registration and Transfer

We have registered our common shares with the Mexican Securities Registry maintained by the CNBV, as required under the New Mexican Securities Market Law and regulations issued by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, our shareholders who are deemed to have “control” at that time will be required to make a public offer to purchase all outstanding shares, prior to the cancellation.

Our shareholders may hold our common shares as physical certificates or, upon registration, through institutions having accounts at INDEVAL. These accounts may be maintained by brokers, banks and other entities approved by the CNBV. In accordance with Mexican law, only holders listed in our share registry and those holding ownership certificates issued by INDEVAL and INDEVAL participants are recognized as our shareholders.

Changes in Share Capital and Pre-emptive Rights

Our minimum fixed share capital may be reduced or increased by a resolution of an extraordinary shareholders’ meeting, subject to the provisions of our bylaws, the Mexican General Business Corporations Law,  the New Mexican Securities Market Law and regulations issued thereunder. Our variable share capital may be reduced or increased by resolution of an ordinary shareholders’ meeting in compliance with the voting requirements of our bylaws.

In the event of a share capital increase, our shareholders will have a pre-emptive right to subscribe and pay for new stock issued as a result of the increase in proportion to their shareholder interest at that time, except if the new stock is issued for a public offering. This pre-emptive right must be exercised by subscribing and paying for the relevant shares within the time period set forth in the resolution authorizing the increase, which will be no less than 15 calendar days following the date of publication of the corresponding notice to our shareholders in the official gazette of Sinaloa and in one newspaper of general circulation in Culiacán, Sinaloa.

Share Repurchases

Pursuant to the New Mexican Securities Market Law and our bylaws, we may repurchase our shares on the Mexican Stock Exchange at the prevailing market price. Repurchased shares cannot be represented at any shareholders’ meeting. We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our board of directors to effect share repurchases. However, we are required to obtain shareholder approval as described below. In addition, our board of directors must appoint an individual or group of individuals responsible for effecting share repurchases. These repurchases must be made subject to the provisions of the New Mexican Securities Market Law, and carried out, reported, and disclosed in the manner established by the CNBV.

If we intend to repurchase more than 1% of our outstanding common shares at a single trading session, we must inform the public of this intention at least 10 minutes before submitting our bid. If we intend to repurchase 3% or more of our outstanding common shares during a period of 20 trading days, we must conduct a public tender offer for those common shares.

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

Delisting

If we decide to cancel the registration of our shares with the Mexican Securities Registry or if the CNBV orders such deregistration, we will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. Shareholders deemed to have “control” will be secondarily responsible for making such tender offer. The price of the offer to purchase will be the higher of:

•      the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made; and

•      the book value of the shares as reflected in our latest quarterly report filed with the CNBV and the Mexican Stock Exchange.

In order to make the repurchase, we  must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer. The trust must be in force for a period of at least six months from the date of delisting.

No later than 10 business days following the commencement of an offering, our board of directors must issue an opinion on the offering price reflecting the opinion of our audit committee and  disclosing any potential conflicts of interest that any of the board members may have. The board’s resolution may be accompanied by a fairness opinion issued by an expert selected by us.

Ownership of Share Capital by Subsidiaries

Our subsidiaries may not, directly or indirectly, purchase our shares.

Redemption

Pursuant to the New Mexican Securities Market Law, shareholders are entitled to the redemption of their variable common shares, pro rata, by resolution of the shareholders’ meeting.

Liquidation

Upon our dissolution, one or more liquidators must be appointed at an extraordinary shareholders’ meeting to wind-up our affairs. All shares will be entitled to participate equally in any distribution upon liquidation.

Appraisal Rights and Other Minority Protections

If shareholders approve a change in our corporate purpose, nationality, or corporate form, any voting shareholder who voted against these matters is entitled to the redemption of its common shares at book value pursuant to the last financial statements approved by our shareholders at a shareholders’ meeting. These redemption rights must be exercised within 15 days after the shareholders’ meeting at which the matter was approved.

Pursuant to the New Mexican Securities Market Law and the Mexican General Business Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

•      holders of at least 5% of our outstanding share capital to bring an action for civil liabilities against our directors and members of our senior management, provided that any recovery is for our benefit and not the benefit of the plaintiffs;

•      holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) to request that a shareholders’ meeting be called in certain limited situations;

•      holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions with respect to any matter on which they were not sufficiently informed to be postponed;

•      holders of at least 10% of our outstanding share capital to appoint one member of our board of directors; and

•      holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law.

In addition, pursuant to the New Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and a corporate governance committee and that at least 25% of our directors qualify as independent.  The CNBV is empowered to verify their independence.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and other jurisdictions, although we believe the New Mexican Securities Market Law has introduced higher corporate governance standards including director fiduciary duties with a comprehensive description of duties of care and loyalty. Mexican civil procedure does not provide for class-action lawsuits.

Notwithstanding the foregoing, it is anticipated to be more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. issuer.

Information to Shareholders

The Mexican General Business Corporations Law establishes that companies, acting through their board of directors, must annually present a report to shareholders at a shareholders’ meeting that includes:

•      a report of the directors on the operations of the company and its subsidiaries during the preceding year, as well as on the policies followed by the directors and management;

•      an opinion on the Chief Executive Officer’s report on the principal accounting and information policies and criteria followed in the preparation of the financial information;

•      a statement of the financial condition of the company at the end of the fiscal year;

•      a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and share capital during the preceding year; and

•      the notes which are required to complete or clarify the above-mentioned information.

In addition, the New Mexican Securities Market Law requires that information relating to matters to be discussed at shareholders’ meetings be made available to shareholders from the date on which the notice for the relevant meeting is published.

Restrictions Affecting Non-Mexican Shareholders

Foreign investment in capital stock of Mexican corporations is regulated by the 1993 Foreign Investment Law and by the 1998 Foreign Investment Regulations to the extent they are not inconsistent with the Foreign Investment Law. The Ministry of Economy and the National Foreign Investment Commission (Comision Nacional reguladora de la Inversion Extranjera) are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

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

Summary of Differences between Mexican and U.S. Corporate Law

You should be aware that the Mexican General Business Corporations Law and the New Mexican Securities Market Law, which apply to us, differ in material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of provisions applicable to us (including modifications adopted pursuant to our bylaws) which differ in material respects from provisions of the corporate law of the State of Delaware.

Duties of Directors

Under the New Mexican Securities Market Law, directors now have fiduciary duties of care and loyalty specified therein. The duties of directors of public companies are more extensive than the duties of directors of private companies. Actions against directors may be initiated by holders of at least 5% of our outstanding share capital, although any damages recovered from directors are awarded solely to the company.

Under the New Mexican Securities Market Law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

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

Under the New Mexican Securities Market Law, directors are exempted from liability for their decisions when they act in good faith and in compliance with all legal and bylaw requirements, and based on information provided by management, having selected the best alternative, according to their best judgment and after considering the foreseeable negative effects. Mexican courts have not yet interpreted these new standards of conduct for directors.

Interested Directors

The New Mexican Securities Market Law requires that our corporate governance committee issue an opinion with regard to transactions and arrangements with related parties, including directors. These transactions and arrangements must be approved by our board of directors, except for immaterial transactions or transactions with affiliates in the normal course of business and at market prices. Mexican law provides that a member of the board of directors can be liable for failing to disclose a conflict of interest and for voting on a transaction in which he or she has a conflict of interest.

Under Delaware law, a transaction entered into with regard to which a director has an interest would not be avoidable if:

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

Dividends

Under Mexican law, prior to paying dividends a company must reserve at least 5% of its profits every year until it establishes a legal reserve equal to 20% of its capital share. Dividends may only be paid from retained earnings and only if losses for prior fiscal years have been paid. Dividends may also be subject to additional restrictions contained in the company’s bylaws. The payment of dividends must be approved at an annual general shareholders’ meeting. We do not currently expect to pay dividends.

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

Mergers, Consolidations, and Similar Arrangements

A Mexican company may merge with another company only if a majority of the shares representing its outstanding share capital approves the merger at a duly convened extraordinary shareholders’ meeting. Dissenting shareholders are not entitled to appraisal rights. Creditors have 90 days to oppose a merger judicially, provided they have a legal interest to oppose the merger.

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

Anti-Takeover Provisions

Our bylaws do not include anti-takeover provisions. The New Mexican Securities Market Law permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company; provided,  however,  that:

•      adoption of such provisions is not opposed by holders of 5% or more of our share capital;

•      no shareholder is excluded from the benefits that may derive from such provisions;

•      takeovers cannot  be absolutely banned and any required approval from the company’s board of directors must be subject to established criteria and a deadline not to exceed three months; and

•      takeover procedures conform to compulsory tender offering rules.

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

Transactions with Significant Shareholders

Under Mexican law, a company’s board of directors must approve any potential transaction to be undertaken with any shareholders of the company or other companies affiliated with shareholders of the company. The board of directors must take the recommendation of the corporate governance committee into consideration in granting its approval and may also require an independent fairness opinion. In addition, pursuant to Mexican law, any shareholder who votes on a transaction in which the shareholder has a conflict of interest may be liable for damages if the transaction would not have been approved without the shareholder’s vote.

As a Mexican company, we may enter into business transactions with our significant shareholders, including asset sales, in which the significant shareholder receives a greater financial benefit than other shareholders with prior approval from our board of directors. Prior approval from our shareholders is not required for this kind of transaction.

No similar provision relating to transactions with significant shareholders exists under Delaware law.

Shareholders’ Suits

As mentioned above, holders of at least 5% of our outstanding share capital may bring derivative actions for civil liabilities against our directors, members of the audit committee, and the corporate governance committee. However, the grounds for shareholder derivative actions under Mexican law are limited, which effectively bars most of these suits in Mexico. In addition, subject to certain requirements, holders of at least 20% of a company’s outstanding share capital may contest and suspend any shareholder resolution that violates Mexican law or our bylaws. Class-action lawsuits are not permitted under Mexican law.

Class-actions and derivative actions are generally available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.

Indemnification of Directors and Officers

Under Mexican law, a company may indemnify directors or members of any committee of the board of directors, for actions taken within the scope of their duties, against expenses (including attorneys’ fees), judgments, fines and settlement amounts, reasonably incurred in defense of an action, suit or proceeding, except for breach of the duty of loyalty or unlawful acts.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of a director’s or officer’s position if:

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

Calling of Special Shareholders’ Meetings

Under Mexican law and our bylaws, a shareholders’ meeting may be called by the board of directors, the chairman of the board of directors or of the audit committee or the corporate governance committee. Any shareholder or group of shareholders with voting rights representing at least 10% of our share capital may request in writing that the board of directors call a shareholders’ meeting to discuss the matters indicated in the written request. If the board of directors fails to call a meeting within 15 calendar days following the date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

Under Delaware law, amending a company’s certificate of incorporation, which is equivalent to a memorandum of association, must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or otherwise adversely affect the rights or preference of any class of a company’s stock, Delaware law provides that the holders of the outstanding shares of such affected class should be entitled to vote as a class upon the proposed amendment, regardless of whether such holders are entitled to vote by the certificate of incorporation. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class of stock.

Amendment of Bylaws

Under Mexican law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting. Mexican law requires that at least 75% of the shares representing a company’s outstanding share capital  be present at the meeting upon the first call (unless the bylaws require a higher threshold) and that the resolutions be approved by shares representing one-half of the company’s outstanding capital share.

Under Delaware law, holders of a majority of the voting rights of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Staggered Board of Directors

Mexican law does not permit companies to have a staggered board of directors.

Delaware law permits corporations to have a staggered board of directors.

MATERIAL CONTRACTS

Acquisition of Controladora Casas Beta, S.A. de C.V.

On April 21, 2005, we signed an agreement to acquire 100% of the capital stock of Controladora Casas Beta, S.A. de C.V. (“Beta”), the seventh-largest homebuilder in Mexico, in a transaction valued at Ps.2,245 million (Ps.2,043 million at nominal value). The acquisition included the cash purchase of 53% of the shares of Beta for Ps. 1.12 billion  (Ps.1,066 million at nominal value) and the purchase of the remaining 47% of the shares of Beta in exchange for 22,013,060 shares in the Company with a value of Ps.1,033 million  (Ps.977 million at nominal value). Beta was then merged into us. Beta shareholders owned approximately 6.6% of Homex after the merger and sold their position in January 2006 through a non-dilutive secondary offer. We financed the cash portion of the purchase price principally with Senior Guaranted Notes and a loan from HSBC Mexico, S.A.

Acquisition of  Super Abastos Centrales y Comerciales, S.A. de C.V.

In February 2005, Casas Beta del Centro, S. de R.L. de C.V. (“Beta del Centro”), a subsidiary of the Company, acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. (“SACC”) in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.13,054, which was identified and recorded in the inventory of the development project. Under the agreements signed with SACC shareholders, Beta del Centro now has a controlling interest in SACC as of the acquisition date and consolidates SACC in its financial results.

On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC’s outstanding shares for Ps.151,144. The excess cost of the shares acquired from minority owners totaled Ps.79,438, which was recorded as a capital distribution since this was a transaction between common shareholders.

For further discussion of our material contracts, see “Item 7. Major Shareholders and Related Party Transactions.”

EXCHANGE CONTROLS

Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities. Payments of dividends to equity holders, to the extent made, generally will not be subject to Mexican withholding tax. Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

TAXATION

The following summary contains a description of:

•                  the material anticipated Mexican federal income tax consequences of the purchase, ownership and disposition of the ADSs or common shares by non-resident holders, or holders that

•                  are not residents of Mexico for tax purposes; and

•                  will not hold the ADSs or common shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment, for tax purposes, in Mexico; and

•                  the material anticipated U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADSs or common shares by non-resident holders that are U.S. holders, or holders that

•                  are citizens or residents of the United States;

•                  are corporations organized under the laws of the United States or any state thereof or the District of Columbia; or

•                  that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADSs or common shares.

For purposes of Mexican taxation:

•                  individuals are residents of Mexico if they have established their principal place of residence in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located in Mexico. An individual’s core of vital interests will be deemed to be located in Mexico if, among other things,

•                  at least 50% of the individual’s aggregate annual income derives from Mexican sources, or

•                  the individual’s principal center of professional activities is located in Mexico;

•                  individuals are residents of Mexico if they are state employees, regardless of the location of the individual’s core of vital interests; and

•                  legal entities are residents of Mexico if they were established under Mexican law or if they maintain their principal place of business or their place of effective management in Mexico.

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

The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate being a PFIC for our 2007 taxable year.  However, this determination is made annually and it is possible that our status could change.

This summary is based upon the federal income tax laws of the U.S. and Mexico as in effect on the date of this annual report and the provisions of the income tax treaty between the U.S. and Mexico and the protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect. However, this summary does not address all aspects of the federal income tax laws of the U.S. and Mexico. Prospective investors in the ADSs or common shares should consult their own tax advisors as to the U.S., Mexican, or other tax consequences of the purchase, ownership, and disposition of the ADSs or common shares, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

U.S. Federal Income Tax Considerations

The gross amount of any dividend distributions paid with respect to the common shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of ADSs or common shares.

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary, whether or not they are converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. Dividend income generally will constitute foreign source “passive income” or, in the case of certain U.S. holders for taxable years beginning before January 1, 2007, “financial services income,” and for taxable years beginning after December 31, 2006, “general” category income (depending on whether the U.S. holder is predominantly engaged in the active conduct of a banking, insurance, financing or similar business) for U.S. foreign tax credit purposes.

In the event that Mexican taxes are withheld from dividend distributions, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income for a U.S. holder for U.S. federal income tax purposes (to the extent of current or accumulated earnings and profits). U.S. holders may be entitled to credit such taxes against their U.S. federal income tax liability or, for those U.S. holders who so elect, to deduct such Mexican taxes in computing taxable income.  The calculation of foreign tax credits and, in the case of U.S. holders that elect to deduct foreign taxes, the availability of deductions, are subject to generally applicable limitations under U.S. federal income tax regulations and involve the application of rules that depend on U.S. holders’ particular circumstances.  U.S. holders should consult their own tax advisors regarding the potential availability of foreign tax credits and deductions.

Distributions of additional common shares to holders of ADSs with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Currently the maximum rate of tax imposed on certain dividends received by U.S. shareholders that are individuals is 15%, provided that certain holding period requirements are met. This reduced rate applies to dividends received between January 1, 2003 and December 31, 2010 from “qualified foreign corporations.” We believe we are a “qualified foreign corporation” with respect to our ADSs because our ADSs are listed on the New York Stock Exchange. Therefore, we believe that dividends paid on our ADSs will constitute “qualified dividend income” and therefore qualify for the reduced rate. It is possible, however, that we will not continue to be considered a “qualified foreign corporation” and that our dividends will not continue to be eligible for this rate. Notwithstanding the previous rule, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code); or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. U.S. holders should consult their own advisors regarding the applicability of the 15% dividend rate in their particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-resident holder will generally not be subject to Mexican tax. Deposits and withdrawals of common shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of the common shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of the common shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 30% for the year ended December 31, 2005, 29% for 2006 and 28% thereafter on gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferential tax regime.

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

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value-added taxes applicable to the purchase, ownership or disposition of the ADSs or common shares by non-resident holders. However, gratuitous transfers of the ADSs or common shares may result in a Mexican federal tax obligation for the recipient in certain circumstances.

There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of the ADSs or common shares.

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

ITEM 11.       Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2007, we had outstanding indebtedness of Ps.3,795.6 million, the majority of which bore interest at fixed interest rates. The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE

(Tasa de Interés Interbancaria de Equilibrio). TIIE increases would, consequently, increase our interest payments.

The following table sets forth principal cash flows by scheduled maturity, average interest rates, and estimated fair market value of our debt obligation as of December 31, 2007. Fair value is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

	Expected Maturity Dates as of December 31,
	2008	2009	2010	2011	2012	After 2013	Total	Fair Value Dec. 31, ’07
	(Millions of Dollars Equivalent)
Long-term debt
Fixed rate *	—	—	—	—	—	195	195	222
Average interest rate**	10.6%	10.6%	10.6%	10.4%	10.4%	10.4%
Variable rate (Ps.)	38	32	26	5	0	0	101	101
Average interest rate	8.8%	8.7%	8.5%	8.4%	6.4%	0.0%

*  Our outstanding US$250 million Senior Guaranteed Notes includes the principal-only swap effect, whereby at maturity date we pay pesos at a contractual fixed exchange rate of  Ps.10.83 per dollar and receive U.S. dollars equivalent to the notional amount of US$250 million.

** Includes a six-month weighted fixed rate of 2.92% of our principal-only swap.

A hypothetical, instantaneous, and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2007 would have increased our interest expense in 2007 by approximately Ps.2.9 million, over a twelve-month period.

Together with the issuance of the US$250 million long-term U.S. dollar-denominated Senior Guaranteed Notes due 2015, Homex entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate of 2.92% exposed to U.S. dollar currency fluctuations. The underlying notes bear interest at a rate of 7.5% payable semi-annually and are exposed to U.S. dollar currency fluctuations. The Company  accounts for this swap at fair value in its consolidated financial statements. Because the agreement does not meet the requirements for hedge accounting, periodic mark-to-market measurement is made through the income statement.

We manage our exposure to changes in interest rates by efficiently timing construction and delivery of our homes and payments to our suppliers, thereby allowing us to reduce our borrowing needs for working capital. Our capital expenditures are financed either through our own resources or leveraging their return through operating leases.

Foreign Currency Risk

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

The exchange rates in effect at December 31, 2007, 2006 and 2005 were Ps.10.9185, Ps.10.8385 and Ps.10.6255, respectively, per U.S. dollar.

ITEM 12.       Description of Securities other than Equity Securities.

Not applicable.

PART II

ITEM 13.       Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

ITEM 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15.       Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2007, the end of the period covered by this report. As a result of the material weakness identified as discussed below under item (b), Management’s Annual Report on Internal Control over Financial Reporting, we have concluded that the Company’s disclosure controls and procedures as of December 31, 2007 were ineffective. However, to address the material weakness in internal control over financial reporting, the Company performed additional analysis and other post-closing procedures in an effort to reasonably assure that the consolidated financial statements included in this Form 20-F for the fiscal year ended December 31, 2007 have been prepared in accordance with both Mexican Financial Reporting Standards (“MFRS”) and United States Generally Accepted Accounting Principles (“US GAAP”).

(b) Management’s Annual Report on Internal Control over Financial Reporting

The management of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in conformity with MFRS and US GAAP and includes those policies and procedures that:

•                  provide for maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with MFRS and US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the internal control over financial reporting as of December 31, 2007. This assessment identified a “material weakness” (as defined in Rule 12b-2 under The Exchange Act and Rule 1-02 of Regulation S-X) in internal control over financial reporting as of December 31, 2007, which is discussed in the following paragraph.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As part of the 2007 consolidated financial statement audit, a material adjustment was identified by our independent registered public accounting firm with respect to our US GAAP conversion process.   Other, less material adjustments were also identified by both us and our independent registered public accounting firm.  These adjustments, which were quantitatively material in the aggregate, highlighted to us a material design control deficiency with respect to our review of the US GAAP conversion process.  Specifically, existing controls, as documented, were not sufficiently detailed to specify which member of management would perform the overall review of the US GAAP conversion, and also the analytical review procedures that person might perform as part of his or her review.  We have assessed this design control deficiency as a “material weakness” as of December 31, 2007.

In making this assessment, we used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).   Based on this assessment, we concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was not effective based on those criteria.

Mancera, S.C. (a member practice of Ernst & Young Global), our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting.    The attestation report is included herein.

(c) Report of Independent Registered Accounting Firm

The Board of Directors and Shareholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Desarrolladora Homex, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.   Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified in its assessment of the effectiveness of internal control over financial reporting a material weakness in the design of its controls over the review of the US GAAP conversion process.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated June 26, 2008 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Desarrolladora Homex, S.A.B. de C.V., has not maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

Carlos Rochín

Culiacán, México
June 26, 2008

(d) Changes in Internal Control over Financial Reporting

Continued Remediation and Other Changes in Internal Control

A.           Remediation Efforts to Address Material Weaknesses Reported in 2006

We have developed and implemented remediation plans to address material weaknesses reported in our annual report on Form
20-F for fiscal year 2006, that no longer individually or in the aggregate rise to the level of a “material weakness” as of December 31, 2007. Since December 31, 2006, we have taken the following actions to improve our internal control over financial reporting:

•                 The exchange of monthly reports between the land and the accounting departments describing land acquired, land acquisitions canceled, and payments in advance to land vendors, from which reports a reconciliation of land acquisitions is properly maintained and analyzed.

•                 The strengthening of cut-off controls, including (i) improving data entry which accounts for land requiring authorization from the legal, land and finance departments in order to register new contracts; and (ii) transferring, on a more timely basis, contracts from branches to the head office.   This control is designed to provide a better segregation of titled and contract land.

•                 The adoption of measures to verify that journal entries have been properly prepared along with supporting documentation, and that these adjustments are approved by appropriate management.

•                 The appointment of an experienced CFO and introduction of other financial and accounting functions that improved the monitoring and supervision activities within the finance department and related operating areas.

•                 The restructuring of the accounting department, organizing responsibilities using a function and process approach instead of a subsidiary company approach as of June 1, 2007, to achieve an effective segregation of responsibilities and functions with regard to preparation, review and authorization.  This change, complemented by the change in top financial management (appointing a CFO), strengthened the control environment.   These changes have also resulted in an updated definition of roles and responsibilities, improvements in the design and execution of control processes, and improvements in communications, flow of information, and control monitoring.

•                 The adoption of a technical training plan for personnel in the finance and accounting functions focused on MFRS and US GAAP.   This training will be provided by recognized accounting institutions.

•                 The examination of several ERP providers, and plans to make further progress towards our ERP goals in 2008.

We believe that our improvements over land accounting controls, financial statement closing process and accounting for business combinations were successfully implemented and monitored throughout most of 2007.   Based on the above remedial actions, we believe that the above matters no longer rise to a level of “material weakness” at December 31, 2007.

B.             Planned Remediation Efforts to Address the 2007 Material Weakness Reported

As noted above, during 2007 a material weakness was reported related to design control deficiencies over our US GAAP conversion process.   We intend to perform the following remediation during 2008 in an effort to correct this weakness:

•                 We will specify with more detail the people performing top-level review of the US GAAP conversion process and also the analytical procedures they would typically employ in performing this review.  We expect to finish these design control changes before the 2008 third quarter.

•                 By the end of the 2008 third quarter we will design and adopt a pre-closing financial statement report process that will involve more senior employees in supervision and review controls.

•                 Though we experienced turnover in US GAAP experts, we plan to retain new US GAAP experts before the 2008 third quarter.

While we will make every effort to timely remedy this material weakness, no assurance can be provided in this regard.

C.             Entity-Level Control Changes

Additionally, during 2007 and 2008 we have implemented the following entity-level controls in an attempt to improve the Company’s internal control over financial reporting:

•                 we hired a major external independent registered public accounting firm to assist us and co-sourced the internal audit function;

•                 we restructured our Ethics Committee which management believes will allow it to act more effectively;

•                 we restructured our Disclosure Committee which management believes will allow it to act more effectively;

•                 we outsourced our “Hot-Line” for receipt of complaints, in an effort to increase the independence of that function;

•                 we adopted a management change process to facilitate the adoption of new procedures and controls; and

•                 we examined whether the adoption of an Enterprise Risk Management Integrated Framework issued by COSO would be cost-beneficial, and aim to make substantive decisions in this regard during 2008.

We plan to make further improvements to our entity-level controls during 2008.

ITEM 16. (Reserved)

ITEM 16A.                                   Financial Expert

Our audit committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Z. Jamie Behar, Edward Lowenthal and Matthew Zell. Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the audit committee satisfies the financial literacy requirements of the New York Stock Exchange. Our board of directors has also determined that Mr. Castillo is independent, as that term is defined in the listing rules of the New York Stock Exchange.

ITEM 16B.                                   Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our directors and other officers and employees. Our code of ethics is available on our web site at www.homex.com.mx. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.                                   Principal Accountant Fees and Services

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2007 and 2006, our auditors continued to be Mancera, S.C., a member practice of Ernst & Young Global.

The following table summarizes the aggregate fees billed to us by Mancera, S.C., a member practice of Ernst & Young Global, during the fiscal years ended December 31, 2007 and 2006, respectively:

	Years ended December 31,
	2007		2006
	(in thousands of Mexican pesos)
Audit fees	Ps.	20,071	Ps.	13,387
Audit-related fees	1,325		—
Tax fees	1,609		—
All other fees	—		—
Total fees	Ps.	23,005	Ps.	13,387

Audit fees. Audit fees in the above table are the aggregate fees billed by Mancera, S.C. in connection with the audit of our annual financial statements and statutory and regulatory audits. This caption also includes Sarbanes-Oxley Section 404 attestation services.  Amounts presented for 2007 include Ps. 4,550 corresponding to additional fees from the audit of 2006, which were agreed and billed after we filed the 20-F for the year ended December 31, 2006.

Audit-related fees.  Audit-related fees in the above table are fees billed by Mancera, S.C. for the review of pro forma financial information related to contemplated business activities. This section also includes fees related to financial due diligence fees paid to other Ernst & Young affiliated firms for international expansion activities.

Tax fees.  Tax fees in the above table include the aggregate fees billed by Mancera, S.C. for the review of reports on our transfer pricing study and fees paid to other Ernst & Young affiliated firms for international tax services.

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

ITEM 16E.                                     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

ITEM 17.                                            Financial Statements.

Not applicable.

ITEM 18.                                            Financial Statements.

See pages F-1 through F-6, incorporated herein by reference.

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

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ***

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. ****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ***

8	List of Principal Subsidiaries.***

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 27 2008.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 27 2008.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 27 2008.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

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

DESARROLLADORA HOMEX, S.A.B. DE C.V.

/s/ Alan Castellanos Carmona
Name: Alan Castellanos Carmona
Title: Chief Financial Officer

Dated: June 30, 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm for the Consolidated Financial Statements as of and for the years ended December 31, 2007 and 2006	F-1
Report of Independent Registered Public Accounting Firm for the Consolidated Financial Statements for the year ended December 31, 2005	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2006 and 2005	F-5
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2007, 2006 and 2005	F-6
Notes to Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Desarrolladora Homex, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and changes in their financial position for the years then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Notes 27, 28 and 29 to the consolidated financial statements).

As disclosed in Note 3 to the accompanying consolidated financial statements, during 2007, the Company adopted the provisions of Mexican Financial Reporting Standard D-6 “Capitalization of the comprehensive financing cost”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2008, expressed an adverse opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Carlos Rochín

Culiacan, Mexico
June 26, 2008

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Desarrolladora Homex, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and changes in financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries (the “Company”) for the year ended December 31, 2005, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations, changes in stockholders’ equity and changes in financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries for the year ended December 31, 2005 in conformity with Mexican Financial Reporting Standards.

Effective January 1, 2005, the Company adopted the provisions of Bulletin B-7, “Business acquisitions”. On July 1, 2005 a subsidiary was acquired utilizing the purchase method of accounting, under which the assets acquired and liabilities assumed are recorded at fair value, through the allocation of the acquisition cost of the subsidiary, and goodwill of Ps. 731,861 thousand Mexican pesos was recorded.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2005, and the determination of consolidated stockholders’ equity as of that date to the extent summarized in Note 28.

The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Sergio Vargas Vargas
Mexico City, Mexico
April 21, 2006
(June 26, 2008 with respect to the restatement to

 Mexican Pesos in purchasing power of December 31, 2007)

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2007 and 2006

(In thousands of Mexican pesos (Ps.) of purchasing power and thousands of US dollars ($) as of December 31, 2007)

	2007 Convenience translation (Note 2a)	2007		2006
Assets
Current assets:
Cash and cash equivalents (Note 4)	$202,119	Ps.	2,206,834	Ps.	2,381,689
Restricted cash (Note 4)	14,296	156,090		37,597
Trade accounts receivable, net (Note 5)	691,419	7,549,258		5,541,086
Inventories (Note 6)	402,257	4,392,039		4,212,443
Prepaid expenses and other current assets, net (Note 7)	44,910	490,354		399,424
Total current assets	1,355,001	14,794,575		12,572,239

Land held for future development (Note 6)	649,455	7,091,074		5,180,583
Property and equipment, net (Note 8)	105,851	1,155,729		669,095
Goodwill (Note 2c)	67,029	731,861		731,861
Other assets (Note 9)	38,102	416,017		466,284
Total assets	$2,215,438	Ps.	24,189,256	Ps.	19,620,062

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt (Note 10)	$23,882	Ps.	260,758	Ps.	91,392
Current portion of leases (Note 12)	6,245	68,187		8,704
Trade accounts payable (Note 14)	316,552	3,456,269		2,135,138
Land suppliers (Note 15)	252,315	2,754,906		3,501,895
Advances from customers	25,628	279,823		302,668
Taxes other than income taxes	7,281	79,494		83,261
Income taxes	3,022	32,992		105,825
Employee statutory profit-sharing	3,220	35,163		39,654
Total current liabilities	638,145	6,967,592		6,268,537

Long-term debt (Note 10)	283,811	3,098,786		3,377,955
Long-term leases (Note 12)	26,456	288,857		—
Swap payable (Note 11)	7,244	79,098		227,074
Long-term land suppliers (Note 15)	90,928	992,801		—
Employee retirement obligations (Note 13)	7,244	79,097		52,275
Deferred income taxes (Note 23)	260,283	2,841,895		2,101,717
Total liabilities	1,314,111	14,348,126		12,027,558

Stockholders’ equity (Note 16):
Common stock	48,359	528,011		528,011
Additional paid-in capital	300,429	3,280,223		3,280,223
Shares repurchased for employee stock option plan	(9,099)	(99,342)		—
Retained earnings	511,169	5,581,198		3,348,132
Other stockholders’ equity accounts	31,399	342,828		347,405
Majority stockholders’ equity	882,257	9,632,918		7,503,771
Minority interest in consolidated subsidiaries	19,070	208,212		88,733
Total stockholders’ equity	901,327	9,841,130		7,592,504
Total liabilities and stockholders’ equity	$2,215,438	Ps.	24,189,256	Ps.	19,620,062

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands of Mexican pesos (Ps.) of purchasing power and thousands of US dollars ($) as of December 31, 2007, except earnings per share)

	2007 Convenience translation (Note 2a)	2007		2006		2005

Revenues (Note 3b)	$1,485,783	Ps.	16,222,524	Ps.	13,439,519	Ps.	9,216,043

Cost of sales (Note 3b)	1,011,261	11,041,456		9,191,005		6,418,567

Gross profit	474,522	5,181,068		4,248,514		2,797,476

Operating expenses (Note 20)	164,714	1,798,429		1,359,147		913,165

Income from operations	309,808	3,382,639		2,889,367		1,884,311

Other income, net (Note 21)	19,162	209,223		11,004		14,956

Net comprehensive financing cost (Note 6):
Interest expense (Note 22)	31,591	344,928		674,579		452,509
Interest income	(12,841)	(140,202)		(108,792)		(62,954)
Exchange (gain) loss	(11,100)	(121,195)		148,396		70,675
Monetary position loss	17,894	195,373		76,786		33,775
	25,544	278,904		790,969		494,005
Income before income tax	303,426	3,312,958		2,109,402		1,405,262

Income tax (Note 23)	87,126	951,280		669,843		458,902

Consolidated net income	$216,300	Ps.	2,361,678	Ps.	1,439,559	Ps.	946,360

Net income of majority stockholders	$204,521	Ps.	2,233,066	Ps.	1,391,281	Ps.	953,611
Net income (loss) of minority stockholders	11,779	128,612		48,278		(7,251)

Consolidated net income	$216,300	Ps.	2,361,678	Ps.	1,439,559	Ps.	946,360

Weighted average shares outstanding (in thousands)	335,688	335,688		335,869		324,953

Basic earnings per share of majority stockholders	$0.61	Ps.	6.65	Ps.	4.14	Ps.	2.93

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	Common stock		Additional paid-in capital		Shares repurchased for employee stock option plan		Retained earnings		Other stockholders’ equity accounts		Majority stockholders’ equity		Minority interest in consolidated subsidiaries		Total stockholders’ equity (Note 16)

Balances as of January 1, 2005	Ps.	242,249	Ps.	2,486,568			Ps.	1,082,678	Ps.	346,641	Ps.	4,158,136	Ps.	55,605	Ps.	4,213,741

Issuance of common stock	285,762		793,655								1,079,417				1,079,417
Minority dilution													(7,899)		(7,899)
Capital distribution from acquisition of minority interest							(79,438)				(79,438)				(79,438)
Comprehensive income							953,611		(8,862)		944,749		(7,251)		937,498

Balances as of December 31, 2005	528,011		3,280,223				1,956,851		337,779		6,102,864		40,455		6,143,319

Comprehensive income							1,391,281		9,626		1,400,907		48,278		1,449,185

Balances as of December 31, 2006	528,011		3,280,223				3,348,132		347,405		7,503,771		88,733		7,592,504

Comprehensive income							2,233,066		(4,577)		2,228,489		128,612		2,357,101
Shares repurchased for employee stock option plan					Ps.	(99,342)					(99,342)				(99,342)
Dividends paid by consolidated subsidiary													(9,133)		(9,133)

Balances as of December 31, 2007	Ps.	528,011	Ps.	3,280,223	Ps.	(99,342)	Ps.	5,581,198	Ps.	342,828	Ps.	9,632,918	Ps.	208,212	Ps.	9,841,130

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands of Mexican pesos (Ps.) of purchasing power and thousands of US dollars ($) as of December 31, 2007)

	2007 Convenience translation	2007		2006		2005
Operating activities:
Consolidated net income	$216,300	Ps.	2,361,678	Ps.	1,439,559	Ps.	946,360
Add items that did not require the use of resources:
Depreciation	17,979	196,307		130,829		66,626
Amortization of intangibles	9,654	105,410		114,529		174,960
Labor obligations	1,688	18,416		19,347		33,690
Deferred income taxes, net of inflation	74,956	818,407		526,539		402,370
	320,577	3,500,218		2,230,803		1,624,006
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(183,924)	(2,008,172)		151,277		(699,924)
Inventories and land held for future development	(191,426)	(2,090,087)		(3,503,491)		(2,373,537)
Other assets	(11,391)	(124,375)		227,385		(361,096)
Increase (decrease) in:
Trade accounts payable	120,999	1,321,131		559,288		251,504
Land suppliers	22,513	245,812		1,623,150		969,822
Taxes payable	(14,180)	(154,829)		(81,775)		290,866
Other liabilities	(2,704)	(29,529)		100,450		138,321
Net resources generated by (used in) operating activities	60,464	660,169		1,307,087		(160,038)

Financing activities:
Proceeds from new borrowings	242,458	2,647,276		1,650,970		4,187,890
Payments of notes payable	(220,611)	(2,408,739)		(1,746,935)		(1,875,415)
Changes in fair value of financial instruments	(13,553)	(147,976)		99,401		—
Debt issuance costs				(12,994)		—
Issuance of common stock related to the purchase of BETA	—	—		—		1,079,417
Share repurchase for employee stock option plan	(9,099)	(99,342)		—		—
Dividends paid by subsidiary company	(836)	(9,133)		—		—
Net resources (used in) generated by financing activities	(1,641)	(17,914)		(9,558)		3,391,892
Investing activities:
Restricted cash	(10,852)	(118,493)		(37,597)		47,909
Investment in associates	(1,637)	(17,869)		—		—
Acquisition of property and equipment, net	(62,348)	(680,748)		(302,392)		(161,683)
Acquisition of minority interest	—	—		—		(87,337)
Acquisition of BETA, net of acquired cash	—	—		—		(2,199,734)
Net resources (used in) investing activities	(74,837)	(817,110)		(339,989)		(2,400,845)

Cash and cash equivalents:
Net increase (decrease)	(16,014)	(174,855)		957,540		831,009
Balance at beginning of year	218,133	2,381,689		1,424,149		593,140
Balance at end of year	$202,119	Ps.	2,206,834	Ps.	2,381,689	Ps.	1,424,149

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007, except as otherwise indicated)

1. Nature of business

Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries (the “Company”) is comprised of a group of companies engaged mainly in the promotion, design, development, construction and sale of affordable entry-level, middle-income and residential housing. All sales are made in Mexico.

To carry out its activities, the Company engages in land acquisition, obtaining permits and licenses, designing, constructing, marketing and selling homes, obtaining individual financing for its customers and developing communities to satisfy housing needs in Mexico.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the National Workers’ Housing Fund, or Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores (“INFONAVIT”) and the Social Security and Services Institute Public-Segment Workers’ Housing Fund, or Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“FOVISSSTE”), among others, and governmental mortgage providers such as the Federal Mortgage Society, or Sociedad Hipotecaria Federal (“SHF”). Additionally, the Company participates in the market, where mortgage financing is provided by commercial banks and cash transactions.

For the years ended December 31, 2007, 2006 and 2005, revenues obtained through INFONAVIT mortgage financing accounted for 75%, 75% and 61%, respectively, of the Company’s total revenues, with other sources accounting for 25%, 25% and 39%, respectively.

The Company’s operations are on a seasonal basis: normally the highest volume of sales takes place in the second half of the year. The construction times of real estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the date of the beginning of the project and that of its completion.

On April 17, 2008, the Financial Director (CFO), Alan Castellanos Carmona and the Controlling Director, Ramón Lafarga Bátiz, authorized the issuance of the Company’s consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007. These consolidated financial statements have been approved by the Audit Committee and the Board of Directors and the Company’s stockholders, at their meetings held on April 21, 2008 and April 26, 2008, respectively.

The accompanying consolidated financial statements which consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 27, 28 and 29, were authorized for issuance herein by  the CFO and the Controlling Director on June 26, 2008.

2. Basis of preparation

a) Convenience translation

The financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The statements’ translations of Mexican pesos into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps.10.9185 per one U.S. dollar. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other exchange rate.

b) Consolidation of financial statements

The consolidated financial statements include those of Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership percentage
Company	2007	2006	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	100%	100%	Administrative services and promotion related to the construction industry
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Centro, S. de R.L. de C.V. (1)	100%	100%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Norte, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S. de R.L. de C.V. (2)	100%	100%	Construction and design of housing
Edificaciones Beta del Noroeste, S. de R.L. de C.V. (2)	100%	100%	Construction and design of housing
Edificaciones Beta del Norte, S. de R.L. de C.V. (2)	100%	100%	Construction and design of housing
Hogares del Noroeste, S.A. de C.V. (3)	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing
Homex Amueblate, S.A. de C.V. (4)	100%	—	Sale of housing-related products
Homex Global, S.A. de C.V. (4)	100%	—	Holding company for foreign investments
Opción Homex, S.A. de C.V. (5)	100%	—	Sale, lease and acquisition of properties
Sofhomex, S.A. de C.V. S.F.O.M. E.R. (5)	100%	—	Financial services
Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	100%	—	Employee stock option plan administration

Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

(1) Casas Beta del Centro, S. de R.L. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V., and 50% of the outstanding stock of Promotora

Residencial Huehuetoca, S.A. de C.V. (Huehuetoca), which are engaged in the promotion, design, construction and sale of entry-level housing.

(2) To more efficiently manage its operations, the Company decided to reduce the number of its subsidiaries: therefore, as of December 31, 2007, these subsidiaries have been liquidated.

(3) Hogares del Noroeste, S. A. de C.V. is a 50%-owned and controlled subsidiary of Desarrolladora Homex, S.A.B. de C.V., which is engaged in the promotion, design, construction and sale of entry-level and middle-income housing.

(4) These companies were incorporated in 2007; however, their operations have not been significant.

(5) These companies were incorporated in 2007; however, they had no operations.

c) Acquisition of shares in Controladora Casas Beta, S.A. de C.V.

On July 1, 2005, the Company acquired 100% of the voting stock of Controladora Casas Beta, S.A. de C.V. (“BETA”), whose primary activity is the construction and sale of entry-level housing, mainly in the States of Baja California, Nuevo León and the State of Mexico. The results of BETA’s operations starting July 1, 2005 have been included in the Company’s consolidated financial statements. Among the main reasons for the acquisition of BETA was that BETA was considered to be the seventh-largest homebuilder in Mexico, in terms of the number of units sold. The acquisition of BETA is expected to significantly improve the Company’s financial results and strengthen its position in the market, enhancing its presence in the three previously mentioned states which have substantial housing markets where BETA has major construction projects.

BETA was acquired for Ps.2,245 million (Ps.2,043 million at nominal value), and included the cash purchase of 53% of BETA’s shares for Ps.1,125 million (Ps.1,066 million at nominal value) and the acquisition of the remaining 47% of BETA’s shares in exchange for 22,013,060 of the Company’s shares valued at Ps.1,033 million (Ps.977 million at nominal value). Upon completion of the acquisition, BETA was merged with the Company.

The condensed balance sheet of BETA on the acquisition date, adjusted for the assignment of the acquisition cost to the assets and liabilities assumed, was as follows:

	Balance as of June 30, 2005
Current assets (includes cash of Ps.46,171)	Ps.	2,321,654
Fixed assets	341,750
Intangible asset (BETA trademark)	488,086
Intangible asset (backlog)	140,402
Current liabilities	(750,401)
Long-term debt	(938,021)
Minority interest	(89,426)
Net assets acquired	1,514,044
Cost of the acquired entity	2,245,905
Goodwill	Ps.	731,861

The intangible assets represent the value assigned to the BETA trademark and backlog. Both intangibles were determined as part of the assessment performed by the Company to assign the purchase price of (a) the assets acquired and (b) the liabilities assumed. Backlog represents the houses under construction at the date of the acquisition of BETA which were expected to be sold in a subsequent period ranging between six and nine months.  The trademark value was established by independent appraisers and the backlog was determined internally.

The goodwill resulting from the acquisition of BETA represents the benefit the Company expects to obtain from increasing its position in major housing markets in the State of Mexico and in the cities of Monterrey and Tijuana, and expected future synergies from the merger.

In the consolidated statement of income for the period from July 1, 2005 to December 31, 2005, BETA contributed net revenues of Ps.2,138,869, operating income of Ps.644,293 and net income of Ps.387,003.

If BETA had been acquired on January 1, 2005 proforma total consolidated revenues would have been Ps. 10,587,803; proforma operating income would have been Ps. 2,279,407; proforma net income would have been Ps. 1,244,843 and proforma basic earnings per share would have been Ps. 3.67. As disclosed in Note 21, during 2007 the Company settled certain litigations with the previous Beta shareholders regarding the terms of this acquisition.

d) Acquisition of shares of Super Abastos Centrales y Comerciales, S.A. de C.V.

In February 2005, Casas Beta del Centro, S. de R.L. de C.V. (“Beta del Centro”), a subsidiary of the Company, acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. (“SACC”) in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.13,054, which was identified and recorded in the inventory of the development project. Under the agreements signed with SACC shareholders, Beta del Centro now has a controlling interest in SACC as of the acquisition date and consolidates SACC in its financial results.

On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC’s outstanding shares for Ps.151,144. The excess cost of the shares acquired from minority owners totaled Ps.79,438, which was recorded as a capital distribution since this was a transaction between common shareholders.

3. Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with Mexican Financial Reporting Standards (MFRS).

a) New accounting policies

The most relevant standards that came into force in 2007 are described below:

MFRS B-3, Statement of Income

Mexican FRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and modifies certain Mexican FRS. The primary sections of the statement of income have been redefined to embody the concepts of “ordinary items” and the classification of income. Also, the caption “Initial Accumulated Effect of Accounting Changes” has been eliminated from such statement, as established in Mexican FRS B-1, Accounting Changes and Error Corrections.

Mexican FRS B-3 also allows entities to present costs and expenses in the statement of operations, based on their function or nature or a combination of both. Mexican FRS B-3 does not require the presentation of operating income in the statement of operations, but still allows for it when operating income is deemed to be an important indicator for evaluating a particular entity’s performance. When an entity does decide to include the operating income caption, Mexican FRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

The Company decided to include the caption “Income from Operations” in the consolidated statement of income since management considers that these are significant indicators, conforming to the disposition included in the recently issued Financial Reporting Standard Orientation No. 1, Presentation or disclosure of the operating income or loss, which establishes the general rules for the presentation of the statement of income.

MFRS B-13, Subsequent Events

MFRS B-13 modifies the former rules relative to subsequent events by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect these types of subsequent events.

The application of MFRS B-13 had no effect on the Company’s financial position or results of operations.

MFRS C-13, Related Parties

This Mexican FRS broadens the concept of related parties to include immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. Mexican FRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensation granted to the entity’s key management personnel or directors (in the case of public companies). This standard allows entities to disclose, only when there are enough elements to sustain such an assertion, that the transactions carried out with related parties are on terms similar to market conditions.

The application of MFRS C-13 had no effect on the Company’s financial position or results of operations.

MFRS D-6, Capitalization of the Comprehensive Financing Cost

Mexican FRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which had been optional, under Mexican Accounting Bulletin C-6, Property, Plant and Equipment.

Capitalized CFC is defined as the amount attributable to qualifying assets that could have been avoided if its acquisition had not taken place, which, in the case of Mexican peso-denominated financing, includes its interest and the net monetary position, and in the case of foreign currency-denominated financing, also includes any exchange gain or loss. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged period of time to get them ready for their intended use, that are to be sold or leased that require a prolonged period to be acquired or readied for sale or lease, including inventories that require a period of time to take possession or to prepare for sale. The capitalization of the comprehensive result of financing starts and continues while investments for its acquisition are being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

Mexican FRS D-6 establishes that the amount of capitalized CFC will be determined based on the loans that were specifically used to acquire the qualifying assets, or if such identification cannot be made, by applying the weighted average capitalization rate for financing to the weighted average number of investments in qualifying assets made during the acquisition period. Financing with imputed interest cost may be capitalized against the cost of acquired assets, since the financing is recognized at its present value.

The adoption of MFRS D-6 for the year ended December 31, 2007 represented a decrease in CFC of Ps.179,304, although  Ps. 119,286 was ultimately charged to cost of sales as the underlying projects were sold. This standard is applied prospectively, so 2007 is not comparable to either 2006 or 2005.

The Interpretation 4 of MFRS, Presentation of Employee Profit-Sharing in the Statement of Income

The Interpretation of MFRS 4 concludes, based on the analysis of MFRS B-3, D-3 and D-4, that employee profit-sharing shall be presented as an ordinary expense.

Interpretation 8 of MFRS, Effects of the Flat-Rate Business Tax (FRBT)

In December 2007, the Consejo Mexicano para la Investigación y desarrollo de Normas de la Información Financiera, A.C. (Mexican Financial Information Standards Research Development Board, or “CINIF”) issued the Mexican FRS Interpretation 8, which is effective for the reporting periods beginning on or after October 1, 2007. Such standard was created as a result of the need to clarify whether the new flat rate business tax (FRBT) should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

Mexican FRS Interpretation 8 establishes that the FRBT is a tax on income; therefore, its effects should be recognized in conformity with the provisions of Mexican Accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit-Sharing, and as of January 1, 2008, in conformity with Mexican FRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first prepare financial projections to determine whether its future taxable base would result in a FRBT payable or regular income tax payable. Based on the results of these projections, taxpayers will be able to identify the expected behavior of FRBT and regular income tax.

Entities that have determined that they will essentially pay FRBT in future years must recognize the effects of deferred FRBT in their financial statements dated between October 1 and December 31, 2007. This deferred tax must correspond to the temporary differences and FRBT credits existing in 2007 for which payment or recovery of FRBT is expected as of or after 2008. Therefore, those entities that have determined that they will essentially pay FRBT in the future must also eliminate the deferred income tax asset or liability recognized at such date. These adjustments give rise to an expense or income that must be recognized in the 2007 statement of income as part of the caption Taxes on Income or in stockholders’ equity when it relates to other comprehensive income (loss) items.

The deferred tax rate is the rate enacted and established in the tax provisions at the date of the financial statements, which is expected to be in force at the time the deferred FRBT assets and liabilities will be realized (16.5% in 2008, 17% in 2009 and 17.5% in 2010 and subsequent years).

Deferred FRBT for the period must be recognized as a deferred tax expense or income in the statement of income of the period as part of the tax on profits caption, or in stockholders’ equity for those amounts associated with comprehensive income items, and as a non-current asset or long-term liability in the balance sheet. In the notes to the financial statements, the Company must disclose an analysis of the taxes on income presented in the statement of income, showing the amounts of current and deferred FRBT expense. The entity must also mention the deferred FRBT related to other comprehensive items.

Based on the FRBT Law, an entity must determine the amount of asset tax generated through 2007 that it will be able to recover as of 2008. This amount must be recognized in the 2007 financial statements as a tax account receivable and any amount of asset tax considered unrecoverable must be recognized as an expense in the 2007 statement of income as part of the Taxes on income caption. Starting 2008, the balance of recoverable taxes must be reviewed on each financial statement closing date and written down when there is evidence that some amounts may not be recoverable.

The effects of adopting this new accounting standard are described in Note 23.

b) Revenue and cost recognition

Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine the percentage-of-completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

•              the homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;

•              the Company has established that the homebuyer will obtain the required financing from the mortgage lender;

•              the homebuyer has signed a purchase application for the processing and granting of a loan to buy a property to be used as; and

•              the homebuyer has made a down payment, where down payments are required.

The cost of sales represents the costs incurred in the development of housing revenues  by the Company during the year. These costs include land, direct materials, labor and all the indirect costs related to the development of the project such as indirect labor, equipment, repairs, depreciation and the capitalization of the comprehensive financing costs.

c) Recognition of the effects of inflation

The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. The factor used to restate the prior year balances was 1.037590. Recognition of the effects of inflation results mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the financial statements under the following line items:

•  Other stockholders’ equity accounts

This item includes the accumulated monetary position result through the initial restatement of the consolidated financial statements.

•  Monetary position result

The monetary position result represents the erosion of purchasing power of monetary items caused by inflation and is calculated by applying National Consumer Price Index (“NCPI”) factors to the monthly net monetary position. Losses result from maintaining a net monetary asset position.

•  Stockholders’ equity

Stockholders’ equity accounts were restated based on adjustment factors derived from the NCPI.

In 2008, the Company will apply the requirements of the new MFRS B-10, Effects of Inflation. See Note 26.

d) Use of estimates

In conformity with MFRS, the preparation of financial statements requires the use of estimates and assumptions in certain areas.  Actual results could differ from these estimates.

e) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

f) Allowance for doubtful accounts

The Company’s policy is to provide for doubtful accounts based on balances of uncollected accounts receivable, applying several percentages based on their aging status.

g) Inventories and cost of sales

Construction-in-process, construction materials, land for development and future developments and land for inventories are recorded at acquisition cost and restated using the NCPI. Cost of sales is also restated by applying such index.

Land for future developments refers to land reserves to be developed by the Company. Land for future developments is recorded at acquisition cost and is restated by applying factors derived from the NCPI.

The Company has land trust agreements for homebuilding development sites, where each one of the trustees participates in the income generated by these developments in percentages that vary between 9% and 14% for non-urban land and 32% for urban land. As per the agreements, the Company recognizes the land as inventory when construction starts (but only for the portion of land used).

h) Property and equipment

Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

The value of property and equipment is reviewed whenever there are indications of impairment. See Note 3 k) for our accounting policy regarding impairment of long-lived assets.

i) Leases

The Company classifies agreements to lease property and equipment as operating or capitalizable, in conformity with the guidelines of Bulletin D-5, “Leases.”

Lease arrangements are recognized as capital leases if they meet at least one of the following conditions:

•  Under the agreement, the ownership of the leased asset is transferred to the lessee upon termination of the lease.

•  The agreement includes an option to purchase the asset at a reduced price.

•  The term of the lease is basically the same as the remaining useful life of the leased asset.

•  The present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value.

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

Goodwill is not amortized; however, it is subject to annual impairment tests and adjusted for any impairment losses.

k) Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use annually or earlier when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sale price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses; depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years; obsolescence; reduction in the demand for the products manufactured; competition; and other legal and economic factors.

l) Other assets

Expenses related to the placement of the loan mentioned in Note 9 are recorded at cost and restated by applying NCPI factors, and will be amortized under the straight-line method over 10 years, which is the respective term. The value assigned to the BETA trademark is restated by applying NCPI factors, and is amortized under the straight-line method over five years for the trademark, which is the estimated useful life.

m) Employee retirement obligations

The Company’s policy is to grant seniority premiums and termination pay, covering all its employees. The related calculations are based on the provisions of the Mexican Federal Labor Law.

Seniority premiums and termination payments are recognized periodically based on independent actuarial computations, using the projected unit-credit method and financial assumptions net of inflation.

Under Mexican labor law, workers are entitled to certain benefits at the time of their departure from the Company under certain circumstances.

n) Business acquisitions

All business acquisitions are recognized and valued initially by the purchase method, which includes the cash delivered or its fair value equivalent.

o) Derivative financial instruments

Derivative financial instruments are used for hedging purposes. At December 31, 2007 and 2006, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed (both assets and liabilities). Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term. The changes in the fair value of derivative financial instruments that do not qualify as hedging instruments are recognized in income as an exchange loss.

p) Liabilities, provisions, contingent assets and liabilities and commitments

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events; (ii) the liability will probably give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

Contingent liabilities are recognized when they will probably give rise to a future cash disbursement for their settlement. Contingent assets, if any, are only subject to disclosure, unless they can be definitely realized. Also, commitments are only recognized when they generate a loss.

q) Deferred taxes

The Company recognizes deferred taxes using the asset and liability method.  Under this method deferred taxes are recognized on all temporary differences between the book and tax values of assets and liabilities, using the enacted income tax rate at the time the financial statements are issued, which is the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the recovery of deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being recovered.

Asset tax is recognized as a deferred income tax asset, making the appropriate evaluation of its future recovery.

r) Deferred employee statutory profit-sharing

Deferred employee statutory profit-sharing is recognized only on temporary differences determined in the reconciliation of current year net income and the income base determined for employee profit-sharing purposes, only when there is no indication that the resulting liability or asset will not be realized in the future.

s) Foreign currency balances and transactions

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

See Note 17 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency-denominated balances.

t) Stock option plan

In November 2007, the Company implemented a plan through which certain of its executives and company officials receive remuneration in the form of share-based payment transactions, whereby these individuals render services as consideration for equity instruments. Given the settlement feature contained within the plans, the awards are treated as “Liability Awards” and compensation cost is measured by reference to the fair value of the awards at each balance sheet date. The fair value is determined using an appropriate pricing model. See Note 16(f).

u) Earnings per share

Earnings per share are calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the stock options disclosed in Note 16 (f). Basic and diluted earnings per share was the same for 2007 because all options shares (979,200) are anti-dilutive.

v) Comprehensive income

Comprehensive income is represented by net income, the effects of labor obligations and the effect of the translation of the financial statements of the foreign associated company.

w) Statement of income presentation

The costs and expenses reflected in the statement of income are presented according to their function, since this classification allows an adequate analysis of gross profits and operating margins. The Company’s operating income is presented because it is an important indicator of its overall performance and results, and includes ordinary expenses, operating costs and expenses. Other ordinary income is therefore excluded. This presentation conforms with that used for purposes of the financial statements for the years ended December 31, 2006 and 2005.

x) Reclassifications

Certain captions shown in the 2006 and 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2007 financial statements as follows:

•                                         Through 2006, employee profit-sharing was presented after pre-tax income. In 2007, profit- sharing costs were considered an operating expense and not a tax. These provisions were applied retroactively; therefore, and according to the Interpretation of MFRS 4, Presentation of employee profit-sharing in the statement of income, the amounts related to this category have been reclassified in other income, net. The reclassified balances for the years 2006 and 2005 were Ps.36,728 and Ps.10,354, respectively.

•              Restricted cash shown in 2006 of Ps.37,597 was reclassified from cash and cash equivalents.

•              The balances related to other debtors of Ps.108,645 and recoverable taxes of Ps.198,805 for 2006 were reclassified and are shown in Note 7. Formerly, these amounts were classified as part of receivables. The amount of Ps.198,805, corresponding to refundable taxes, was also reclassified to prepaid expenses. Formerly, this was included in accounts receivable.

•              Capital leases were reclassified from bank loans payable. The balance reclassified was Ps.8,704.

•              The balance related to cash withheld from sub-contractors of Ps.30,640 was reclassified from accrued expenses (shown in the taxes payable caption in 2006) to the suppliers’ account.

y) Segment reporting

Segment reporting is presented in accordance with the information prepared for the internal decision-making process. The information is presented according to the type of housing on sale by the Company.

4. Cash and cash equivalents

	2007		2006

Cash	Ps.	118,410	Ps.	103,153
Temporary investments	2,088,424		2,278,536
	Ps.	2,206,834	Ps.	2,381,689

Cash and cash equivalents consist basically of bank deposits and highly liquid investments. The Company has restricted cash deposited in different escrow accounts for various operating purposes for a total of Ps.156,090, of which Ps.54,090 relates  to a contemplated business combination (see Note 24) and Ps.102,000 and Ps. 37,597 relate to restricted amounts (see Note 14) corresponding to 2007 and 2006, respectively.

5. Trade accounts receivable

	2007		2006
As promoter:
Total incurred construction costs	Ps.	4,370,277	Ps.	3,230,394
Estimated gross profit on costs incurred	2,075,560		1,559,162
Unbilled revenues on developments in progress	6,445,837		4,789,556
Due from customers (1)(2)	1,135,473		775,385
Services and other	60,692		53,840
	7,642,002		5,618,781
Allowance for doubtful accounts	(89,318)		(73,554)
	7,552,684		5,545,227
Trade accounts receivable, long-term	(3,426)		(4,141)
	Ps.	7,549,258	Ps.	5,541,086

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

The Company does not believe that it has a significant concentration of credit risk. While some of its receivables are from homebuyers, the majority are from entities in the home finance business, whose characteristics differ from other receivables.

(1)                                  These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES (Sociedades Financieras de Objeto Limitado), commercial banks and homebuyers. With the exception of commercial banks, all such catagories exceed 10% of accounts receivable balances as of December 31, 2007 and 2006.

(2)                                  The Company participates in a program referred to as “Programa de Entrega Anticipada de Vivienda INFONAVIT” (formerly “Programa de Liquidez Electronica”). This program provides for factoring of INFONAVIT receivables without recourse, thereby providing for more timely collection.

6. Inventories

	2007		2006
Land:
Titled land	Ps.	4,535,849	Ps.	2,275,413
Contracted land	4,782,862		4,300,448
Advances to land suppliers	104,007		540,888
	9,422,718		7,116,749
Land for future developments	(7,091,074)		(5,180,583)
Total land	2,331,644		1,936,166

Other inventories:
Construction-in-process	1,128,591		1,220,370
Construction materials	629,869		369,200
Advances to suppliers	301,935		686,707
Total other inventories	2,060,395		2,276,277

Total inventories	Ps.	4,392,039	Ps.	4,212,443

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

Due to the application of MFRS D-6 during 2007, the net comprehensive financing cost related to qualified assets for the same period was Ps.179,304, of which Ps.119,286 relates to inventories sold and subsequently was applied to cost of sales of the same period and Ps.60,018 (Ps.43,213 net of taxes) represented an increase in net income. The average period for the amortization of the capitalized comprehensive financing cost is 6 months. The annual capitalization rate is 7.6%, to determine the CFC to be capitalized.

The Company utilizes certain land trust agreements in order to obtain its supply of land for construction purposes. As of December 31, 2007 and 2006, the Company had recognized Ps.41,199 and Ps. 93,493 related to this inventory, which are part of the “contracted” land inventory.

During the year ended December 31, 2007, the net comprehensive financing cost capitalized in inventories was as follows:

	Year ended December 31, 2007
Total accrued net comprehensive financing cost before capitalization	Ps.	458,208
Comprehensive financing cost capitalized in inventories	(179,304)
Comprehensive financing cost after capitalization	Ps.	278,904

7. Prepaid expenses and other current assets

	2007		2006

Sales commissions paid in advance	Ps.	99,137	Ps.	81,759
Sundry debtors	58,030		108,645
Refundable taxes	322,265		198,805
Insurance and bond contracts	6,052		8,470
Prepaid interest	4,870		1,745
	Ps.	490,354	Ps.	399,424

8. Property and equipment

	2007		2006

Buildings	Ps.	251,570	Ps.	237,682
Machinery and equipment	954,641		440,601
Transportation equipment	89,313		80,140
Air transportation equipment	87,571		39,694
Office furniture and equipment	63,672		45,012
Computers	76,482		39,372
Communication equipment	21,460		15,569
	1,544,709		898,070
Accumulated depreciation	(420,871)		(258,632)
	1,123,838		639,438
Land	31,891		29,657

	Ps.	1,155,729	Ps.	669,095

The amount of assets acquired via capitalized leases during the year ended December 31, 2007 was Ps.350,854. At December 31, 2006, the assets acquired by capital leases were not material.

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was Ps.196,307, Ps.130,829 and Ps.66,626, respectively.

9. Other assets

	2007		2006

Net value of the BETA trademark	Ps.	227,635	Ps.	330,669
Debt issuance costs, net	69,979		82,431
Intangible assets from employee retirement obligations	30,092		22,147
Other	65,802		25,858
Investment	19,083		1,038
Trade accounts receivable, long-term (see Note 5)	3,426		4,141
	Ps.	416,017	Ps.	466,284

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was Ps.105,410, Ps.114,529 and Ps.174,960, respectively. The expected amortization of the BETA trademark and debt issuance costs for the years 2008 to 2015 is as follows:

Year	Amortization
2008	Ps.	98,747
2009	98,747
2010	56,382
2011	8,748
2012	8,748
and thereafter	26,242
	Ps.	297,614

10. Long-term debt

As of December 31, 2007 and 2006, the Company’s long-term debt with bank institutions consists of the following:

	2007		2006
Bond issuance (senior guaranteed notes) with Credit Suisse First Boston and Merrill Lynch, guaranteed by PICSA, DECANO and other subsidiary companies, for US$250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semi-annually.	Ps.	2,729,625	Ps.	2,811,481
HSBC Mexico, S.A. A credit line of Ps.1,081 million granted on July 1, 2005, with semi-annual payments beginning on March 14, 2008, maturing on September 14, 2010, bearing interest at the Mexican Interbank Equilibrium Interest Rate (TIIE) plus 1%. The proceeds were used to purchase BETA.	540,500		560,818
GE Capital, S.A. Line of credit granted by GE Capital to Aerohomex, S.A. de C.V. to purchase an executive jet for US$2.3 million on July 29, 2005, maturing on July 29, 2010, at an interest rate of 7.4%.	13,872		19,435
Interest payable	75,547		77,613
Total debt	3,359,544		3,469,347
Less current portion	(260,758)		(91,392)
Total long-term debt	Ps.	3,098,786	Ps.	3,377,955

Covenants

Loan covenants require the Company and its subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, and restricted payments where dividends cannot be paid or capital reimbursed to stockholders’ equity unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt.

Financial covenants, derived from the loans, require the Company to maintain:

•                              A ratio of total stockholders’ equity to total debt of more than 1.0 to 1.0;

•                              A ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to short-term debt (including the interest payable) of at least 3.0 to 1.0; and

•                              Operational restrictions on working capital.

There are also restrictions applicable to additional debt based on EBITDA levels.

In the event the Company does not comply with any of the above provisions, it will be limited in its ability to pay dividends to its stockholders.

As of December 31, 2007 and 2006, the Company was in compliance with the financial covenants of its debt agreements.

Senior guaranteed notes exchange offer

In January 2006, the Company completed an Exchange Offer related to all of its Senior Guaranteed Notes. The new notes have been registered pursuant to the Securities Act of 1933, as amended. Otherwise, the terms of the “Old” Senior Guaranteed Notes and the New “Senior” Guaranteed Notes are identical. During 2006, the Company incurred Ps.12,994 in incremental direct costs associated with the Exchange Offer. These amounts are included with other debt issuance costs (see Note 9) and will be amortized over the remaining life of the Senior Guaranteed Notes.

Debt maturities

As of December 31, 2007, long-term debt matures as follows:

Year	Amount
2009	Ps.	185,211
2010	183,951
2015	2,729,624
	Ps.	3,098,786

The value of the Banking Interest Rate (“TIIE”) published in the Federal Official Gazette as of December 31, 2007 and 2006 was 7.9250% and 7.3675%, respectively. The exchange rate used to convert debt denominated in US Dollars was Ps.10.9185 and Ps.10.8385, respectively.

11.  Swap payable

In order to convert the principal of the U.S. dollar bonds to Mexican pesos, in September 2005 the Company entered into two “Principal-Only Swaps” with a notional value of US$250 million, which entitle the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of Ps.10.83 per US Dollar. As part of the derivatives structure, the Company will pay interest of 2.92% a year on the total notional amount in US Dollars, in semi-annual payments. The transaction is an economic hedge, but because it does not meet current hedge accounting requirements it was classified and recorded as a trading derivative. As of December 31, 2007 and 2006, the fair value of this derivative was Ps.79,098 (US$7.2 million) and Ps.227,074 (US$20.2 million), respectively, which represents the estimated present value of future cash flows to be paid by the Company. This unfavorable balance does not represent a current cash outlay given the structure of Principal-Only Swaps. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost within the foreign exchange (gain) loss account.

12. Leases

a) Capital leases

As of December 31, 2007 there are contracts of capital leases of machinery and equipment for a five-year period.  The interest rate of the contracts denominated in pesos is TIIE plus 0.8 percentile points.

	2007		2006

Financial leases provided by Bancomer in June 2007, with maturity in January 2013 and an interest rate at TIIE plus 0.8%.	Ps.	350,331	Ps.	—
Other	3,222		8,704
Interest payable	3,491		—

Total capital leases	357,044		8,704
Current portion of long-term capital leases	(68,187)		(8,704)
Total long-term capital leases	Ps.	288,857	Ps.	—

Minimum compulsory payments relating to these contracts as of December 31, 2007, excluding interest payable monthly, are as follows:

Year	Total
2008	Ps.	68,187
2009	67,307
2010	73,299
2011	79,825
2012	67,913
2013	513
Total	Ps.	357,044

Covenants

The financial covenants of the leases require the Company and its subsidiaries to maintain:

•                  A liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0;

•                  A financing ratio of total liabilities to stockholders’ equity no greater than 1.70 to 1.0; and

•                  A relation of operational income to net comprehensive financing cost at a minimum level of 2.0.

As of December 31, 2007, the Company was in compliance with these financial covenants.

b) Operating leases

As of December 31, 2007, the Company had entered into agreements for the operating lease of machinery and equipment for a period of five to six years. The minimum compulsory payments relating to these agreements are as follows:

2008	Ps.	51,703
2009	51,602
2010	51,466
2011	45,090
2012	30,795
2013	17,251
Total	Ps.	247,907

Operating leases expensed for the years ended December 31, 2007, 2006 and 2005 amounted to Ps.33,694, Ps.16,254 and Ps.11,663, respectively.

13. Employee retirement obligations

The Company has a plan for covering seniority premiums which consists of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Since 2005, the Company has recognized a liability for personal severance pay. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

As of December 31, 2007 and 2006 and for the years ended 2007, 2006 and 2005, the present values of these obligations and the rates used for the calculations are as follows:

	For the year ended December 31, 2007
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	8,062	Ps.	1,182	Ps.	9,244
Financial cost	3,020		118		3,138
Transition liability	3,416		38		3,454
Actuarial losses	1,346		6		1,352
Inflation adjustment	1,135		93		1,228
Net period cost	Ps.	16,979	Ps.	1,437	Ps.	18,416

	For the year ended December 31, 2006
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	7,953	Ps.	895	Ps.	8,848
Financial cost	2,769		93		2,862
Transition liability	2,929		36		2,965
Actuarial losses	1,385		17		1,402
Inflation adjustment	548		13		561
Net period cost	Ps.	15,584	Ps.	1,054	Ps.	16,638

	For the year ended December 31, 2005
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	3,381	Ps.	306	Ps.	3,687
Financial cost	1,377		47		1,424
Transition liability	2,725		35		2,760
Inflation adjustment	247		449		696
Net period cost	Ps.	7,730	Ps.	837	Ps.	8,567

	Balances as of December 31, 2007
	Severance pay		Seniority premium		Total
Projected benefit obligations	Ps.	112,326	Ps.	3,851	Ps.	116,177
Transition liability	18,216		697		18,913
Non-recognized actuarial losses	17,160		755		17,915
Prior service cost	33,385		1,056		34,441
	Ps.	43,565	Ps.	1,343	Ps.	44,908

Accumulated benefit obligations	Ps.	76,181	Ps.	2,916	Ps.	79,097

	Balances as of December 31, 2006
	Severance pay		Seniority premium		Total
Projected benefit obligations	Ps.	55,469	Ps.	2,685	Ps.	58,154
Transition liability	21,243		904		22,147
Non-recognized actuarial losses	18,724		401		19,125
	Ps.	15,502	Ps.	1,380	Ps.	16,882

Accumulated benefit obligations	Ps.	49,590	Ps.	2,685	Ps.	52,275

During 2007, the Company amended its plan resulting in the admission of additional employee participants who have received credit for prior service costs in the amount of Ps. 34,441 as of December 31, 2007.

The transition liability will be amortized in a 10-year to 22-year period, which is the average labor life remaining for the employees expected to receive the benefits.

The rates used in the actuarial analysis are as follows:

	2007	2006	2005
Discounts of labor obligations	5.25%	5.50%	5.50%
Salary increases	1.25%	1.50%	1.50%
Inflation rates	4.00%	3.75%	3.30%

As of December 31, 2007 and 2006, the additional liability was Ps.34,189 and Ps.35,393, respectively; the intangible asset which was included as part of other assets, as of December 31, 2007 and 2006 was Ps.30,092 and Ps.22,147, respectively. The accumulated effect in stockholders’ equity as of December 31, 2007 and 2006 was Ps.4,577 and Ps.9,626, respectively.

14. Trade accounts payable

	2007		2006

Suppliers	Ps.	2,711,927	Ps.	1,614,379
Revolving credit lines *	557,369		404,102
Other creditors	186,973		116,657
Total accounts payable	Ps.	3,456,269	Ps.	2,135,138

* The Company has established a trust called Fideicomiso AAA-Homex which allows its suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera, S.N.C. (“NAFIN”).  Through this program, Nafinsa provided a credit line to Fideicomiso AAA-Homex for Ps.1,000,000 with a guarantee fund of Ps.102,000 and Ps.37,597, respectively (investment account), as of December 31, 2007 and 2006.  Fideicomiso AAA-Homex uses this line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As mentioned in Note 2, Fideicomiso AAA-Homex is a consolidated subsidiary of the Company.  As of December 31, 2007 and 2006, this factoring program included approximately 2,873 self-financed suppliers.

15. Land suppliers

	2007		2006
Short-term	Ps.	2,754,906	Ps.	3,501,895
Long-term	Ps.	992,801	Ps.	—

Land suppliers represent the outstanding balance payable to our suppliers of land currently in use or estimated to be developed. Long-term land suppliers represent payables with maturities of over 12 months.

16.                     Stockholders’ equity

a)                                     Common stock issued at par value (historical Pesos) as of December 31, 2007 and 2006 is as follows:

	Number of Shares		Amount
	2007	2006	2007		2006
Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b)                                     At an extraordinary meeting held on June 30, 2005, the stockholders approved, among other resolutions, an increase in fixed capital derived from the merger with Controladora Casas Beta, S.A. de C.V. (see Note 2), for a total of 22,013,060 common nominative single series shares at no par value, which were delivered to stockholders of the merged company as released stock in exchange for the shares they owned in the merged company, which were canceled following the merger at a ratio of 134.7807 shares of the Company for each share of the merged company.  Accordingly, capital stock increased by Ps.258,808, at par value, with a share subscription premium of Ps.718,792 at par value, equivalent to Ps.285,762 and Ps.793,655 constant Mexican pesos, respectively.

c)                                      Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserve as of December 31, 2007 and 2006 amounted to Ps.105,602 and is included as part of retained earnings.

d)                                    The balances of the stockholders’ equity tax account as of December 31, 2007 and 2006 are:

	2007		2006
Contributed capital account	Ps.	3,670,265	Ps.	3,670,265

Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to income tax payable by the companies at the rate in force. At December 31, 2007, the Company’s CUFIN balance is Ps.528,866.

e)                                      On February 27, 2007, the Board of Directors authorized a stock option plan as an incentive to key executives of the Company (see paragraph f, below).

f)                                        The stock option plan consists of 999,200 approved stock options of the Company, the shares for which are held in a trust especially created for this purpose. A total of 979,200 stock options were granted to the key executives. During 2007 these grants were made at an exercise price of Ps.98.08, which was in excess of the shares’ underlying fair value at the grant date.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

The following information is an analysis of stock option activity during the year:

	Number of stock options	Weighted average price of year (in pesos)
Shares repurchased for future grant:	999,200	98.08
Granted	979,200	98.08
Exercised	—	—
Cancelled	—	—
Stock options pending grant at December 31, 2007	20,000	98.08

The average fair value of all of the stock options granted was Ps.18.42 per stock option as of December 31, 2007.

Key assumptions used to calculate fair value are as follows:

Expected dividend yield	0%
Expected stock price volatility	21.5%
Risk-free interest rate	8.1%
Expected life of options in years	2.1 years
Model used	Black-Scholes-Merton

Total compensation cost related to non-vested stock option awards not yet recognized was Ps.18,019 at December 31, 2007.

g)                                     On September 26, 2007, Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca) declared dividends to its stockholders which included the Company and minority shareholders. Dividends paid to minority shareholders were Ps.9,133 and have been reflected as a reduction of minority stockholders’ equity in the accompanying consolidated financial statements.

17. Foreign currency balances and transactions

a)                 As of December 31, 2007 and 2006, the foreign currency monetary position is as follows:

	2007		2006
Thousands of U.S. dollars:
Monetary assets	US$	5,038	US$	19
Monetary liabilities	(372,284)		(310,953)

Monetary liability position, net	US$	(367,246)	US$	(310,934)

Equivalent in Mexican pesos	Ps.	(4,009,775)	Ps.	(3,370,058)

b)                                          Non-monetary assets of foreign origin as of December 31, 2007 are as follows:

	Currency	Foreign currency balance (in thousands)		Equivalent in Mexican Pesos
Air transportation equipment	U.S. dollars		$8,020	Ps.	87,571
Investment in Egypt	Egyptian Pound	EGP	8,803	Ps.	17,384

c)                                      The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31,						April 17,
	2007		2006		2005		2008
U.S. dollar	Ps.	10.9185	Ps.	10.8385	Ps.	10.6255	Ps.	10.4900

18. Transactions and balances with related parties

a)                  The following agreements have been entered into with related parties:

The Company was party to an administrative service agreement with two entities (Serviasesorías and Administradores de la Empresa en Equipo, S.C.), whose principal owners are officers of the Company, for which PICSA paid a 5% fee based on total expenses. The amounts paid under this agreement totaled Ps.55,389, Ps.88,232 and Ps.51,973 in 2007, 2006 and 2005, respectively. As of April 1, 2007, these companies entered into a liquidation process and the employees were transferred to subsidiaries of the Company.

b)                                    An analysis of balances due from/to related parties at December 31, 2007 and 2006 is as follows:

	2007		2006
Due from:
Administradores de la Empresa en Equipo, S.C. (1)	Ps.	3,211	Ps.	652
	Ps.	3,211	Ps.	652

Due to:
Serviasesorías (2)	Ps.	104	Ps.	5,252
	Ps.	104	Ps.	5,252

(1)          These balances are a component of the Company’s accounts receivable due from customers.

(2)          These balances are a component of the supplier account.

c)                                     Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez, Chairman, and José Ignacio de Nicolás Gutiérrez, brother of Eustaquio de Nicolás Gutiérrez, collectively owned a 29.4% ownership interest in Hipotecaria Credito y Casa, S.A. de C.V, or Credito y Casa, the principal business of which is providing mortgage financing and bridge loan financing.  The Company estimates that in 2007 and 2006 0.1% of the mortgages obtained by homebuyers were provided by Hipotecaria Credito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez and Jose Ignacio de Nicolás Gutiérrez are both members of the de Nicolás family, which collectively owns 40.0% of the Company’s share capital. In the past, Credito y Casa has provided bridge loan financing to the Company and mortgages under SHF-sponsored programs to the Company’s customers. During 2005, 2006 and 2007, Credito y Casa provided mortgages with respect to some of the homes sold by the Company.

On November 19, 2007, Hipotecaria Crédito y Casa, S.A. de C.V. was purchased by an independent group of investors, and is no longer an affiliate.

As of December 31, 2005 there were no amounts outstanding in loans or financing from Credito y Casa.

Crédito Inmobiliario, S.A. de C.V.

EIP acquired a 24.64% interest in this sofol on December 1, 2003. Also on December 1, 2003, Credito Inmobiliario, S.A. de C.V., or Credito Inmobiliario, acquired the entirety of the loan portfolio of Terras Hipotecaria, S.A. de C.V., or Terras Hipotecaria. Prior to this acquisition, Terras Hipotecaria provided construction financing to us via bridge loans and mortgage financing to our customers via SHF-sponsored programs.

As of December 31, 2007 and 2006, no amounts were outstanding under these lines of credit. On December 9, 2005, EIP sold its 24.64% interest in Credito Inmobiliario to a private investor.

d)                                    The terms and conditions among related parties are as follows:

The balances receivable from related parties are considered recoverable. For the years ended December 31, 2007 and 2006, there is no uncollectible expense for related party receivables.

e)                                     Compensation paid to the Company’s key managerial personnel or relevant directors is as follows:

	2007		2006		2005

Short- and long-term direct benefits	Ps.	140,326	Ps.	106,713	Ps.	65,629
Termination benefits	40,781		—		—
	Ps.	181,107	Ps.	106,713	Ps.	65,629

On February 27, 2007, the Board of Directors authorized a stock option plan as an incentive to key executives of the Company. The stock option plan consists of 999,200 approved stock options of the Company, the shares for which are held in a trust especially created for this purpose. A total of 979,200 stock options were granted to the key executives. During 2007 these grants were made at an exercise price of Ps.98.08 which was the excess of the shares’ underlying fair value at the grant date.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after three years from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

No post-retirement benefits were granted in the year.

19. Segment reporting

Subsequent to the hiring of a new Chief Operating Decision Maker (CODM) in late 2006, the Company began to generate separate reports by its affordable entry-level and middle-income operations, and therefore began reporting segment information in its 2006 financial statements.  Prior to 2006, such reports were not generated. The following segment reporting information is presented according to the information used by management for decision-making purposes. The Company segregates the financial information by segments (affordable entry-level and middle-income) considering the operational and organizational structure of the business (which was established by house models as explained in the next paragraph), according to the provisions of MFRS B-5, Segment reporting.

General description of the products or services

Mexico’s developer-built housing industry is divided into three segments according to cost:  affordable entry-level, middle-income and residential. The prices of the affordable entry-level segment range between Ps.180 and Ps.500; those of the middle-income segment are between Ps.500 and Ps. 1,764 and those of the residential segment are above Ps.1,764. The focus is to provide affordable entry-level and middle-income housing for our customers.  Therefore, the operating segments that will be presented in detail are the affordable entry-level and the middle-income segments, in conformity with the guidelines of Bulletin B-5.

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2007, 2006 and 2005, affordable entry-level homes had an average price of approximately Ps.260, Ps.243 and Ps.234, respectively. A typical affordable entry-level home consists of a kitchen, living/dining area, one to three bedrooms, and one bathroom.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2007, 2006 and 2005, middle-income homes had an average price of approximately Ps.781, Ps.572 and Ps.551, respectively. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.

The following table shows the operating results of each segment identified as of December 31, 2007, 2006 and 2005:

Year ending December 31, 2007	Affordable entry-level		Middle-income		Consolidated
Revenues	Ps.	12,545,899	Ps.	3,676,625	Ps.	16,222,524
Income from operations	2,616,011		766,628		3,382,639
Depreciation and amortization	233,337		68,380		301,717

Year ending December 31, 2006	Affordable entry-level		Middle-income		Consolidated
Revenues	Ps.	10,544,154	Ps.	2,895,365	Ps.	13,439,519
Income from operations	2,266,891		622,476		2,889,367
Depreciation and amortization	192,684		52,674		245,358

Year ending December 31, 2005	Affordable entry-level		Middle-income		Consolidated
Revenues	Ps.	7,195,709	Ps.	2,020,334	Ps.	9,216,043
Income from operations	1,502,884		381,427		1,884,311
Depreciation and amortization	192,683		48,903		241,586

The income from operations in the tables above were calculated as the total revenue from each segment, less allocated total consolidated operating costs and expenses. The allocation of total consolidated operating costs and expenses into the segments was based on the percentage that the sales in each segment represent of the total consolidated sales. Depreciation and amortization expense is allocated to each segment using the same basis as operating costs and expenses.

The Company does not segregate its total assets by operating segment.

20. Operating expenses

	2007		2006		2005
Administrative	Ps.	855,687	Ps.	595,234	Ps.	396,196
Selling	849,784		669,436		467,816
Amortization expense of BETA trademark	92,958		94,477		49,153
	Ps.	1,798,429	Ps.	1,359,147	Ps.	913,165

The table below shows the most significant operating expenses:

	2007		2006		2005
Salaries	Ps.	439,113	Ps.	285,947	Ps.	154,465
Office expenses	70,761		52,048		29,048
Publicity	31,997		29,949		21,377

21. Other income, net

	2007		2006		2005
Recovery of taxes (1)	Ps.	394,510	Ps.	—	Ps.	—
Profit-sharing	(30,684)		(36,728)		(10,354)
Other income, net (2)	(154,603)		47,732		25,310
	Ps.	209,223	Ps.	11,004	Ps.	14,956

(1)                                  During 2007, the Company recovered from tax authorities value-added tax related to the years 2006, 2005 and 2004.

(2)                                  Includes a Ps. 65,917 expense recorded in 2007 related to the final outcome of litigation between the Company and BETA’s founders.

22. Interest expense

	2007		2006		2005
Interest expense related to senior guaranteed notes	Ps.	141,532	Ps.	328,573	Ps.	81,052
Other interest expense	86,850		246,285		304,039
Commissions and financing costs*	116,546		99,721		67,418
	Ps.	344,928	Ps.	674,579	Ps.	452,509

*                                        Includes the commissions paid by the Company to INFONAVIT and Registro Unico de Vivienda (RUV) when obtaining approval of individual financing for its customers. The commissions facilitate home sales and cash inflows recovery, so the Company considers these commissions as part of the financing costs. The balances for 2007, 2006 and 2005 were Ps.65,585, Ps.51,756 and Ps.32,495, respectively.

As disclosed in Note 3a., during 2007 the Company adopted the provisions of MFRS D-6, resulting in the capitalization of a portion of its net financing cost. Because MFRS D-6 was adopted prospectively, 2007 interest expense is not comparable to amounts presented for 2006 and 2005.

23. Income tax, asset tax and Flat Rate Business Tax (FRBT)

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and asset tax (IMPAC). The ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: (a) the ISR rate was reduced to 30% in 2005 and was further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); (b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; (c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; (d) as of 2006, employee statutory profit-sharing paid will be fully deductible, and (e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

Until 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities. As of 2007, the rate decreased to 1.25% and the deduction of payables was eliminated; the IMPAC is payable only to the extent that it exceeds ISR payable for the same period. Any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following 10 years.

The Company files ISR and IMPAC tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements.

On October 1, 2007, the new Flat Rate Business Tax (“FRBT”) was approved. This tax is mandatory from January 1, 2008 and replaces the IMPAC tax laws.

The FRBT of the period is calculated applying the rate of 17.5% (16.5% for 2008 and 17% for 2009) based on income determined by cash flows less authorized credits.

The credits for the FRBT are mainly composed of unamortized negative FRBT base, salaries and social security contributions, and deductions from assets such as inventories and fixed assets, during the initial transition period.

The payment of the FRBT is required only to the extent that it exceeds the ISR for the same period.  The ISR paid during the period will reduce the total FRBT payable for the same period.

When the deductions exceed the accumulated income (negative FRBT), no FRBT is levied. The amount of the negative FRBT multiplied by the applicable rate results in an FRBT credit, which can be offset against the ISR generated in the same period or against the FRBT payable, if any, within the next 10 years.

Based on projected tax calculations it is estimated that in the future the Company will be subject to the payment of the ISR only.

a)                                     As of December 31, 2007, 2006 and 2005 the ISR consisted of the following:

	2007		2006		2005
ISR:
Current	Ps.	132,873	Ps.	143,304	Ps.	194,157
Deferred	818,407		526,539		278,614
Effect of reduction in statutory rate on deferred ISR	—		—		(13,869)
	Ps.	951,280	Ps.	669,843	Ps.	458,902

To determine deferred ISR as of December 31, 2007 and 2006, the Company applied the different tax rates that will be in effect beginning in 2008 and 2007, respectively, to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the income tax provision table above and in the rate reconciliation table below under the caption “Effect of reduction in statutory rate on deferred ISR.” In addition, in accordance with tax regulations in effect as of 2005, certain subsidiaries elected to amortize the tax inventory of Ps.415,208 at December 31, 2004 into taxable income over an eight-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases was deferred.

b)                                    The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before the ISR is:

	2007	2006	2005
	%	%	%
Statutory rate	28	29	30
Add (deduct) effect of permanent differences; mainly:
Non-deductible expenses	1	1	1
Difference between book and tax inflation effects	2	3	3
Recovered value-added tax	(2)	—	—
Effect of reduction in statutory rate on deferred ISR	—	(2)	(2)
Effective tax rate	29	31	32

c)                                     At December 31, 2007 and 2006 the main items comprising the asset (liability) balance of deferred ISR are:

	2007		2006
Deferred ISR asset:
Effect of tax loss carryforwards	Ps.	765,563	Ps.	409,713
Construction-in-process	771,010		437,624
Derivative financial instruments	22,148		63,580
Labor obligations	9,595		8,436
Allowance for doubtful accounts	26,246		17,471
Provisions	82,599		31,568
PTU liability incurred	9,335		12,593
Asset tax recoverable	11,122		7,014
Deferred ISR asset	1,697,618		987,999

Deferred ISR liability:
Unbilled revenues on developments in progress	(1,694,264)		(1,279,401)
Inventories	(2,503,206)		(1,511,047)
Property and equipment	(121,797)		(60,096)
Other assets	(39,974)		(53,180)
BETA trademark	(63,738)		(95,893)
Debt issuance costs	(19,594)		(23,055)
Prepaid expenses	(3,232)		(4,872)
Taxable inventory (1)	(93,708)		(62,172)
Deferred ISR liability	(4,539,513)		(3,089,716)
Total deferred liability	Ps.	(2,841,895)	Ps.	(2,101,717)

(1)                                 In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and inventory purchases and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and their corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to include the December 31, 2004 inventory balance into taxable revenue. However, as result of the interpretation of the transition rules established by the MITLA, the Company did not include its inventory balance at December 31, 2004. Consequently, the Company recorded a taxable inventory as a deferred tax liability of Ps.93,708 as of December 31, 2007. This taxable inventory relates to the inventory item and tax law change described above as it is the source of income on which the Company did not pay taxes.

d)                                     As of December 31, 2007, the tax loss carryforwards expiring in the following 10 years amounted to Ps.2,734,154.

i.                  The asset tax, which is a minimum income tax, is payable based on 1.25% of the average value of most assets net of certain liabilities. The balances as of December 31, 2007 and 2006 of the asset tax were Ps.11,122 and Ps.7,014, respectively.

ii.               The tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions.  Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered, subject to certain conditions.  The amounts as of December 31, 2007 and expiration dates are:

Year of expiration	Tax loss carryforwards		Recoverable IMPAC
2012	Ps.	7,582	Ps.	682
2013	124,110		1,167
2014	319,065		2,172
2015	12,686		1,545
2016	310,187		1,458
2017	1,960,524		4,098
	Ps.	2,734,154	Ps.	11,122

e)                                     The Federal tax authority has the right to perform reviews of the taxes paid by Mexican companies for a period of five years; therefore, tax years beginning with 2002 are subject to possible review.

f)                                       The Company does not have any unrecognized tax benefits as of December 31, 2007.

24. Subsequent events

At December 31, 2007, the Company had restricted cash of Ps.54,090 deposited in a trust as a condition of an acquisition transaction. On February 15, 2008, the Company decided not to pursue this acquisition and recovered the deposit.

On March 10, 2008, the Board of Directors authorized the Company to repurchase up to US$250 million in treasury stock through market transactions.

In March 2008, the Company set up a subsidiary in India, Daksh Builders and Developers Private Limited, through which it intends to develop land for the construction of entry-level and middle-income housing.  Daksh Builders and Developers Private Limited is party to a development agreement to develop land in the state of Jammu and Kashmir. It has advanced US$1.4 million to date under the development agreement and is committed to invest a further US$8.6 million by August 2008 pursuant to Indian foreign investment law.

25. Contingencies and commitments

Construction Warranties

The Company provides a two-year warranty against construction defects to all of its customers which could be due to the Company’s own activities, to defects in the construction materials provided by third parties (electrical installations, plumbing, gas, waterproofing, etc.) or to other circumstances not within the control of the Company.

The Company is insured against any defect, hidden or visible, that could occur during the construction, and after the construction for a certain period of time. In addition, the contractors provide a surety against any hidden or visible defects which is refunded on the approval of customers. The contractors also provide a security fund to cover any probable claims from customers during the warranty period, which is returned to them once such period ends.

Contingencies

In July 2007, the Company entered into an agreement with Empreendimentos Imobiliários Limitada (“E.O.M.”), pursuant to which the Company agreed to contribute 67% and E.O.M. agreed to contribute 33% of the projected 4.0 million Brazilian Reals capital stock of Homex Brasil Incorporações and Construções Imobiliários Limitada. As of December 31, 2007 no contribution had been made under the agreement. Following disagreements with E.O.M., the Company exercised its right to withdraw from the agreement. Although E.O.M. has sued the Company for specific performance of the agreement, the Company believes that any potential liability under the agreement would not be likely to have a material effect on its financial condition or results of operations.

26. New accounting principles (2008)

Mexican FRS B-2, Statement of Cash Flows

In November 2007, Mexican FRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position will be substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitory rules of Mexican FRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12.

Mexican FRS B-10, Effects of Inflation

In July 2007, the CINIF issued Mexican FRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years (an 8% annual average); and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

Mexican FRS B-10 also establishes the accounting rules applicable whenever the economy changes from any type of environment to another. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information must be recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this Mexican FRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their stockholders’ equity, under retained earnings (accumulated deficit), must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to retained earnings.

The effect of the adoption of this standard on the Company’s 2008 financial statements shall be the Company’s ceasing to recognize the effects of inflation on its financial information (to the extent that inflation stays at current levels).

Mexican FRS B-15, Foreign Currency Translation

In November 2007, the CINIF issued Mexican FRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, as of its effective date.

Since Mexican FRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented.

Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating transactions with companies abroad, from the recording currency to the functional currency, and from the functional currency to the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is carried out. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement.

Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders’ equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or the consolidation process or from applying the equity method must be recognized as a cumulative translation adjustment as part of comprehensive income in stockholders’ equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations carried out in an inflationary environment, Mexican FRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican accounting Bulletin B-10, using the price index of the country in which the operations are carried out. Once the effects of inflation on financial information have been recognized in the recording currency: i) asset, liability and stockholders’ equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) the difference resulting from the translation or the consolidation process or from applying the equity method must be recognized as a cumulative translation adjustment as part of comprehensive income in stockholders’ equity.

Mexican FRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity, since if the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented with no charge to the translation made at the issuance date. However, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be expressed in Mexican pesos with purchasing power at the latest balance sheet date.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

Mexican FRS D-3, Employee Benefits

On January 1, 2008, the new Mexican FRS D-3, Employee Benefits, issued by the CINIF, went into effect and replaced the old Mexican accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item; iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under Mexican
FRS D-4; and iv) current-year and deferred employee profit-sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items have an effect on results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit-sharing must be charged or credited to retained earnings with no effect on results of operations for the year ending December 31, 2008.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

Mexican FRS D-4, Taxes on Profits

In July 2007, the CINIF issued Mexican FRS D-4, Taxes on Profits, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit-Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit-sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

Under this standard, the accumulated effect of deferred income tax, derived from the adoption of Mexican accounting Bulletin D-4, will temporarily be reclassified to retained earnings, except for the portion corresponding to comprehensive income items, which will be reclassified to results of operations when the item giving rise to them is taken to income.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

27.      Summary of differences between Mexican Financial Reporting Standards (MFRS) and U.S. GAAP

The consolidated financial statements of the Company are prepared in accordance with MFRS, which vary in certain significant respects from U.S. GAAP.  A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 28a and b.  It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information” of MFRS.  The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for purposes of both MFRS and U.S. GAAP. Effective January 1, 2008, a new Bulletin B-10 became effective; among the main changes is the requirement to cease the recognition of the effects of the inflation if the accumulated three-year period rate is below 26%.

                The differences between MFRS and U.S. GAAP included in the reconciliation that affect the accompanying consolidated financial statements of the Company are as follows:

a)         Revenue and Cost Recognition

The Company recognizes its USGAAP revenues when all of the following events occur:

•    a sale is consummated;

•    a significant initial consideration is received (when applicable);

•    the earnings process is complete and the collection of any remaining receivables is reasonably assured.

All such conditions typically occur at the time the title passes to the homebuyer, and he has the legal right to take possession of this property.

In situations where we sell customers a house with incremental improvements beyond the “basic” house, we recognize amounts from the customer on a cash-basis when received, which is essentially cost recovery accounting.

Under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction; progress towards completion is measured in terms of comparing the actual costs incurred to the estimated total cost of a project.

Accordingly, a reconciling item for the additional revenues and additional costs recognized under the percentage-of-completion method of accounting under MFRS is included in the U.S. GAAP reconciliation of net income and stockholders’ equity.

b)          Deferred Income Taxes

The Company follows SFAS No. 109, “Accounting for Income Taxes” for U.S. GAAP purposes, which differs from the MFRS. Under MFRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

                As a result of the differences related to the recognition of revenue, costs and interest capitalization as described below, the related deferred income tax presented under MFRS is different from the effect calculated in accordance with U.S. GAAP.

Below is a reconciliation of deferred tax balances between MFRS and U.S. GAAP:

	2007		2006
Deferred income tax liability according to MFRS, net	Ps.	2,841,895	Ps.	2,101,717
Effect of U.S. GAAP adjustments:
Accounts receivable	(1,910,950)		(1,362,017)
Inventories	1,571,775		1,213,607
Other, net	(10,382)		22,174
Deferred income tax liability according to U.S. GAAP, net	Ps.	2,492,338	Ps.	1,975,481

Deferred income tax balance sheet classification:

	2007				2006
	Current		Non-current		Current		Non-current

Deferred tax assets	Ps.	900,312	Ps.	807,689	Ps.	444,098	Ps.	555,860
Deferred tax liability	(4,087,037)		(113,302)		(2,887,954)		(87,485)
Net deferred tax (liability) asset	Ps.	(3,186,725)	Ps.	694,387	Ps.	(2,443,856)	Ps.	468,375

At December 31, 2007 and 2006, the Company had Ps. 694,386 and Ps. 468,375 respectively, of net long-term deferred tax assets. These amounts include net operating loss carryforwards as disclosed in Note 23. The Company believes that it is more likely than not those amounts will ultimately be recovered.  Accordingly, no valuation allowance has been provided under U.S. GAAP for these amounts.

c)          Effect of SAB No. 108

In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which addresses how the effects of prior year uncorrected financial statement misstatements should be considered. SAB No. 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. The requirements of SAB No. 108 were effective for annual financial statements covering the first fiscal year-ending after November 15, 2006.

During 2006, the Company recorded a charge for U.S. GAAP purposes in relation to the adoption of SAB No.108 as follows:

Through December 31, 2005, receivables obtained from homebuyers representing downpayments were considered as revenue under U.S. GAAP, consistent with the accounting policy under MFRS. During 2006, the Company reevaluated this accounting policy and determined that under U.S. GAAP, a cost recovery method should have been applied not recognizing revenue until collection. The Company believes that the impact of its prior accounting was not material to its 2005 consolidated financial statements.

Through December 31, 2005, the amortization of the prepaid sales commissions was based on an amortization methodology tied to MFRS revenue recognition (percentage-of-completion). For U.S. GAAP purposes, this prepaid expense should have been amortized in a manner similar to the Company’s U.S. GAAP revenue recognition (a completed contract method). The Company believes that the impact of its prior accounting was not material to its 2005 consolidated financial statements.

	2006
SAB No. 108 prior period adjustments:
Unsecured homebuyers’ receivables	Ps.	(148,728)
Commissions on sales	84,473
Sub-total	Ps.	(64,255)
Tax effect on SAB No. 108 adjustments	17,993
Net effect of SAB No. 108 adoption	Ps.	(46,262)

d)          Acquisition of Minority Interest

As described in Note 2.d, on September 12, 2005, Beta del Centro acquired the remaining 50% of Super Abastos Centrales y Comerciales, S.A. de C.V.’s outstanding shares. Under MFRS, the excess cost of the shares acquired from the minority shareholders was recorded as a capital distribution, since this was a transaction between common shareholders.

Under U.S. GAAP, the acquisition of the remaining outstanding shares from the minority shareholders was accounted for under the purchase method of accounting.

Accordingly, a reconciling item for the acquisition of minority interest is included in the U.S. GAAP reconciliation of stockholders’ equity in the amount of Ps. 79,437.

e)                    Statement of Cash Flows

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

                In accordance with U.S. GAAP the Company follows the requirements of SFAS No. 95, “Statement of Cash Flows”, excluding the effects of inflation (see Note 28).

f)    Classification Differences

Under MFRS, advances for the purchase of land and construction materials are recorded as part of the cost of real estate inventories. Under U.S. GAAP, such advances are classified as prepaid expenses.

                Under MFRS, deferred taxes are classified as non-current; U.S. GAAP requires a current or non-current classification based on the classification of the related asset or liability.

                Under MFRS, the commissions paid by the Company to INFONAVIT and Registro Unico de Vivienda (RUV), when obtaining approval of individual financing for its clients, which facilitate home sales and cash inflows recovery are consider part of the financing costs; U.S. GAAP requires that such amounts be recorded as operating costs.

                Under MFRS, amounts due under the Company’s factoring agreements are included in trade accounts payable; U.S. GAAP requires that such amounts be recorded as a borrowing from the financial intermediary.

                Through 2006, employee profit-sharing was presented after pre-tax income. In 2007, profit- sharing costs were considered as other expense and not a tax. These provisions were applied retroactively; therefore, and according to the Interpretation of MFRS 4, Presentation of employee profit-sharing in the statement of income, the amounts related to this category have been reclassified in other income, net (not deducted from operating income). The reclassified balances for the years 2007, 2006 and 2005 were Ps.30,684, Ps.36,728 and Ps.10,354, respectively. For U.S. GAAP purposes, employee statutory profit-sharing is classified as an operating expense.

                Under MFRS, Ps.99,808 of other expenses were reclassified to operating expenses for U.S. GAAP purposes in 2007; there were no additional reclassifications for 2006 and 2005.

g)          Backlog

The amount of backlog recorded in purchase accounting under U.S. GAAP differs from the amount reported under MFRS.  Under MFRS, sales are recognized using the percentage-of-completion method.  Accordingly, a greater portion of the housing costs for houses in construction has already been recognized in the cost of operations.  Under U.S. GAAP, sales are not recognized until collection has been assured. Therefore the portion of the housing costs that is included in the statement of operations under MFRS has not yet been recognized under U.S. GAAP and is considered backlog, thereby resulting in a greater backlog under U.S. GAAP.

h)         Goodwill

The amount of goodwill under U.S. GAAP is greater than that reported under MFRS, due to the difference in the revenue recognition methods between MFRS and U.S. GAAP.  Under MFRS, accounts receivable is greater than under U.S. GAAP. However, under MFRS, inventories are lower than under U.S. GAAP.  Accordingly, profit recognized under MFRS that has not yet been recognized for U.S. GAAP purposes is included within goodwill under U.S. GAAP, resulting in a higher goodwill for U.S. GAAP purposes.

i)           Labor Obligations

The Company has recorded liabilities for the seniority premium and termination indemnity (severance) liabilities for its Mexican subsidiaries with employees (Administradora Picsa, Desarrolladora de Casas del Noroeste and Altos Mandos de Negocios). For its MFRS consolidated financial statements, the Company applies Bulletin D-3 (NIF D-3 beginning January 1, 2008). Prior to 2006, the accounting treatment for the termination indemnity and seniority premium plans set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, “Employers’ Accounting for Pensions”. The Company records the pension cost determined by actuarial valuations, as described in Notes 3 m) and 13. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related plan obligations for 2007 and 2006 are also described in Note 13.

Severance indemnities: Under MFRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial valuations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. MFRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees, but beginning January 1, 2008 the transition obligation must be amortized at most in five years. However, U.S. GAAP required the Company to recognize such effect upon initial adoption under SFAS No. 87, which results in an immaterial difference in the amount recorded under the two accounting principles.

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R),” in its December 31, 2006, consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. Retrospective application of this standard was not permitted.

The incremental effect of this adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

	Before		SFAS 158		After
Application of SFAS No. 158
Assets:
Intangible assets from retirement obligation	Ps.	20,660	Ps.	(20,660)	Ps.	—
Total assets under U.S. GAAP	Ps.	19,106,271	Ps.	(20,660)	Ps.	19,085,611
Long-term liabilities:
Labor liabilities	Ps.	52,275	Ps.	5,879	Ps.	58,154
Total liabilities under U.S. GAAP	11,908,008		5,879		11,913,887
Other comprehensive income:
Cumulative other comprehensive loss	5,079		(26,539)		(21,460)
Total stockholders’ equity under U.S. GAAP	7,109,528		(26,539)		7,082,989
Total liabilities and stockholders’ equity under U.S. GAAP	Ps.	19,106,271	Ps.	(20,660)	Ps.	19,085,611

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities recorded for pension plans and seniority premiums between MFRS and U.S. GAAP.

	2007 Total		2006 Total
Unrecognized items:
Transition obligation	Ps.	12,889	Ps.	15,739
Prior service cost	11,860		—
Net actuarial loss	19,609		19,125
Unrecognized items	Ps.	44,358	Ps.	34,864

As disclosed in Note 13, during 2007, the Company amended its plan resulting in the admission of additional employee participants who have received credit for prior service costs.

For purposes of determining the cost of our pension plans, seniority premiums and severance indemnities under U.S. GAAP, the Company applies SFAS No. 87, as amended by SFAS No. 158, and SFAS No. 112. The Company uses a December 31 measurement date for its seniority premiums and severance indemnities.

	2007		2006
Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	58,154	Ps.	14,976
Net periodic cost	35,127		23,047
Other comprehensive income	22,896		20,131
Unfunded status	Ps.	116,177	Ps.	58,154

Net periodic costs for 2007 and 2006 are summarized below:

	2007		2006		2005
Integration of Net Periodic Costs:
Labor cost	Ps.	10,033	Ps.	15,257	Ps.	3,688
Financial cost	5,378		2,862		1,424
Transition liability	13,473		2,965		2,760
Actuarial losses	6,243		1,402		—
Inflation adjustment	—		561		696
Net periodic costs	Ps.	35,127	Ps.	23,047	Ps.	8,568

j)         Disclosure about Fair Value of Financial Instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The fair values of the Company’s financial instruments are based on quoted market prices, where available, or are estimated. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used. The Company’s methods and assumptions used in estimating fair values are described below.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short-term maturity of these instruments.

The fair value of total debt, excluding capital leases and interest payables, is estimated for variable rate debt whereby changes in interest rates generally do not impact the fair value of the debt instrument, and quoted market prices are used for senior guaranteed notes at December 31, 2007 and 2006. As of December 31, 2007 and 2006, the carrying value of total debt is Ps. 3,283,997 and Ps. 3,391,736, respectively. The fair value is Ps. 3,408,134 at December 31, 2007 and Ps. 3,443,746 at December 31, 2006.

As of December 31, 2007 and 2006, the fair value of the Principal-Only Swap was Ps.79,098 (US$7.2 million) and Ps.227,074 (US$20.2 million), respectively, which represents the estimated present value of future cash flows to be paid by the Company.

k)         Prepaid sales commissions

The amortization of the prepaid sales commission expense asset is based on an amortization methodology tied to MFRS revenue recognition (percentage-of-completion). For U.S. GAAP purposes this prepaid expense is amortized linked to the revenue recognition method applied under U.S. GAAP (a completed contract method).

l)         Capitalization of Net Comprehensive Financing Cost

Under MFRS, the capitalization of net comprehensive financing cost (interest, foreign exchange gains and losses and monetary position gains and losses) incurred to finance investment projects is obligatory as of the fiscal year 2007. The Company capitalizes the integral cost of financing for MFRS reporting from the year 2007.

In accordance with U.S. GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. The Company applies the weighted-average interest rate on all outstanding debt to the balance of construction-in-progress additions during the period. Accordingly, a reconciling item for the capitalization of interest is included in the U.S. GAAP reconciliation of net income and stockholders’ equity, and the effect of interest capitalized to the cost of inventories is included within operating income for U.S. GAAP purposes.

m) Commitments and Contingencies

The Company holds insurance that covers defects, hidden or visible, during construction and which also covers the warranty period provided by the Company to home buyers.   As mentioned in Note 25 to the financial statements, we provide a two year warranty to all of our customers.   This warranty could apply to damages derived either from our operations or from defects in materials supplied by third parties (such as electrical installations, plumbing, gas, waterproofing, etc.) or other circumstances outside our control.

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors to cover the claims related to their work.   We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires.  We believe that at December 31, 2007 we had no unrecorded losses with respect to these warranties.

28.       Reconciliation of MFRS net income and equity to U.S. GAAP net income and equity and the presentation of condensed financial statements in accordance with U.S. GAAP.

a.                             Reconciliation of Majority Net Income for the Year

	2007		2006		2005
Majority net income according to MFRS	Ps.	2,233,066	Ps.	1,391,281	Ps.	953,611

U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 27a)	(2,366,873)		(220,766)		(1,003,119)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 27a)	1,608,498		150,121		663,816
Amortization of backlog (Notes 27g)	(16,747)		(47,682)		(170,638)
Labor obligations (Note 27i)	(17,416)		(6,408)		—
Capitalization of interest (Note 27l)	(261,734)		198,772		189,928
Deferral of unsecured homebuyers’ receivables	3,451		82,366		—
Deferral of future involvement	2,119		(7,574)		—
Sales commissions (Note 27k)	36,825		2,490		—
Effects of inflation on U.S. GAAP adjustments	203,634		171,736		143,753
Total U.S. GAAP adjustments before tax effects	(808,243)		323,055		(176,260)
Tax effects on U.S. GAAP adjustments	242,411		81,759		64,441
Total U.S. GAAP adjustments	(565,832)		241,296		(111,819)

Net income according to U.S. GAAP	Ps.	1,667,234	Ps.	1,632,577	Ps.	841,792

b.            Reconciliation of Majority Stockholders’ Equity

	2007		2006		2005
Majority stockholders’ equity according to MFRS	Ps.	9,632,918	Ps.	7,503,771	Ps.	6,102,864
U.S. GAAP adjustments:

Reversal of revenue recognized under percentage-of-completion method of accounting (Note 27a)	(6,880,237)		(4,789,556)		(4,769,858)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 27a)	5,320,597		3,754,735		3,570,727
Backlog (Note 27g)	(237,001)		(211,674)		(170,638)
Labor obligations (Note 27i)	(67,175)		(28,703)		—
Sales commissions (Note 27k)	123,782		86,957		—
Deferral of unsecured homebuyers’ receivables of the year	(62,911)		(66,362)		—
Deferral of future involvement	(5,455)		(7,574)		—
Acquisition of minority interest (Note 27d)	79,437		79,437		79,437
Capitalization of interest (Note 27l)	218,506		480,240		292,877
Goodwill, net (Note 27h)	86,754		86,754		86,754
Deferred employee statutory profit-sharing (Note 27b)	—		—		4,812
Total U.S. GAAP adjustments before tax effects	(1,423,703)		(615,746)		(905,889)
Tax effects on U.S. GAAP adjustments	418,289		194,964		312,297
Total U.S. GAAP adjustments	(1,005,414)		(420,782)		(593,592)

Stockholders’ equity according to U.S. GAAP	Ps.	8,627,504	Ps.	7,082,989	Ps.	5,509,272

c.                             Reconciliation of Majority Comprehensive Income

	2007		2006		2005
Majority net income according to MFRS	Ps.	2,233,066	Ps.	1,391,281	Ps.	953,611

Comprehensive income adjustments	(481)		—		—

Labor obligation	(22,896)		13,941		(8,864)

Net U.S. GAAP adjustments:
Net income	(565,832)		241,296		(111,819)

Comprehensive income according to U.S. GAAP	Ps.	1,643,857	Ps.	1,646,518	Ps.	832,928

d.                            Condensed balance sheets according to U.S. GAAP

	2007		2006
Assets
Current assets	Ps.	14,488,606	Ps.	12,467,252
Land for development	7,091,074		5,180,580
Property and equipment	1,155,729		669,095
Goodwill	650,344		650,344
Other assets	1,193,614		1,112,320

Total assets	Ps.	24,579,367	Ps.	20,079,591

Liabilities and stockholders’ equity
Current liabilities	Ps.	11,054,629	Ps.	9,147,783
Long-term liabilities	4,689,022		3,760,086
Minority interest	208,212		88,733
Majority stockholders’ equity	8,627,504		7,082,989

Total liabilities and stockholders’ equity	Ps.	24,579,367	Ps.	20,079,591

e.                             Condensed statements of operations according to U.S. GAAP

	2007		2006		2005
Revenues	Ps.	13,849,728	Ps.	13,224,145	Ps.	8,212,918
Costs	9,814,725		9,311,415		6,150,813
Gross profit	4,035,003		3,912,730		2,062,105
Operating income	2,116,650		2,519,346		1,142,318
Income before income taxes	2,504,715		2,432,458		1,232,731
Income taxes	708,869		751,603		398,190
Minority interest	128,612		48,278		(7,251)
Net income according to U.S. GAAP	Ps.	1,667,234	Ps.	1,632,577	Ps.	841,792

Weighted average shares outstanding (in thousands)	335,688		335,869		324,953

Earnings per share according to U.S. GAAP (basic and diluted)	Ps.	4.96	Ps.	4.86	Ps.	2.59

f.                               Reconciliation of changes in stockholders’ equity according to U.S. GAAP

	2007		2006		2005
Stockholders’ equity at beginning of year	Ps.	7,082,989	Ps.	5,509,272	Ps.	3,604,826
Adoption of SFAS 158	—		(26,539)
Cumulative effect of SAB No. 108 adoption	—		(46,262)		—

Net income according to U.S. GAAP	1,667,234		1,632,577		841,792
Labor obligations	(22,896)		13,941		—
Shares repurchased for employee stock option plan	(99,342)		—		—
Comprehensive income adjustment	(481)		—		—
Issuance of common stock	—		—		1,079,417
Other	—		—		(16,763)

Stockholders’ equity at end of year	Ps.	8,627,504	Ps.	7,082,989	Ps.	5,509,272

g.                            Condensed statements of cash flows according to U.S. GAAP

Under MFRS, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under U.S. GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide guidance with respect to inflation-adjusted financial statements. The differences between MFRS and U.S. GAAP in the amounts reported are mainly due to: (i) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, and (ii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The following cash flow statements were prepared in accordance with SFAS 95 provided by operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effect of inflation required by Bulletin B-10. The following information is presented in thousands of historical pesos and is not presented in pesos of constant purchasing power:

	2007		2006		2005
Operating activities:
Adjusted consolidated net income (1)	Ps.	1,667,234	Ps.	1,607,362	Ps.	838,924
Non-cash items:
Depreciation	175,717		112,404		59,913
Deferred income tax and statutory profit-sharing	575,996		586,260		288,391
Amortization	106,566		156,335		320,103
Exchange gain	20,000		53,250		—
Change in fair value in the Swap payable	(139,749)		100,594		—
Changes in operating assets and liabitilies	(1,823,793)		(1,282,408)		(1,666,824)
Recoverable tax, net	—		(5,725)		(90,808)
Net cash flows provided by (used in) operating activities	581,971		1,328,072		(250,301)

Investing activities:
Investments in:
Property and equipment	(680,748)		(291,437)		(141,048)
Restricted cash	(119,855)		(35,924)		20,851
Other assets	—		—		(106,914)
Acquisition of BETA	—		—		(1,063,739)
Net cash flows used in investing activities	(800,603)		(327,361)		(1,290,850)

Financing activities:
Restricted investments	—		—		169,470
Debt issuance costs, net	—		(12,523)		—
Proceeds from new borrowings	2,647,276		1,537,908		3,899,298
Payments of notes payable to financial institutions	(2,408,739)		(1,549,468)		(1,737,064)
Shares repurchased for employee stock option plan	(99,342)		—		—
Dividends paid by subsidiary	(9,133)		—		—
Net cash flows provided by (used in) financing activities	130,062		(24,083)		2,331,704

Net increase (decrease) in cash and cash equivalents	(88,570)		976,628		790,553
Cash and cash equivalents at the beginning of the year	2,295,404		1,318,776		528,223
Cash and cash equivalents at the end of the year	Ps.	2,206,834	Ps.	2,295,404	Ps.	1,318,776

Supplemental cash flow information:
Interest paid	Ps.	399,943	Ps.	428,489	Ps.	125,421
Income tax and tax on assets paid	Ps.	132,873	Ps.	17,473	Ps.	6,212
Non-cash financing activities:
Issuance of common stock for purchase of BETA	Ps.	—	Ps.	—	Ps.	977,469
Capital lease obligation incurred	Ps.	350,331	Ps.	8,704	Ps.	16,293

(1)  Net income under US GAAP was Ps. 1,632,577 during 2006 and Ps. 841,792 during 2005, after giving effect to inflationary adjustments recorded in preparing the Company’s 2007 consolidated financial statements.   The Company has excluded the effects of inflation from the presentation of its 2006 and 2005 statements of cash flows above, and accordingly net income numbers as presented above differ from those reported elsewhere in these consolidated financial statements.

h.            Consolidated Statements of Changes in Stockholders’ Equity according to U.S. GAAP

	Common stock		Additional paid-in capital		Shares repurchased for employee stock option plan		Retained earnings		Other comprehensive income		Majority stockholders’ equity		Comprehensive income of the year
Balances as of January 1, 2005	Ps.	242,249	Ps.	2,486,567	—		Ps.	876,010			Ps.	3,604,826

Issuance of common stock	285,762		793,655		—		—				1,079,417

Minority dilution	—		—		—		(7,899)				(7,899)
Labor obligations	—		—		—				Ps.	(8,864)	(8,864)		Ps.	(8,864)
Net income							841,792				841,792		841,792

Balances as of December 31, 2005	528,011		3,280,222				1,709,903		(8,864)		5,509,272		Ps.	832,928

Adoption of SFAS 158									(26,539)		(26,539)
Cumulative effect of SAB No. 108 adoption							(46,262)				(46,262)
Labor obligations									13,941		13,941		Ps.	13,941
Net income	—		—		—		1,632,577				1,632,577		1,632,577
Balances as of December 31, 2006	528,011		3,280,222				3,296,218		(21,462)		7,082,989		Ps.	1,646,518
Shares repurchased for employee stock option plan					Ps.	(99,342)					(99,342)
Comprehensive income adjustment									(481)		(481)		Ps.	(481)
Labor obligations									(22,896)		(22,896)		(22,896)
Net income							1,667,234				1,667,234		1,667,234
Balances as of December 31, 2007	Ps.	528,011	Ps.	3,280,222	Ps.	(99,342)	Ps.	4,963,452	Ps.	(44,839)	Ps.	8,627,504	Ps.	1,643,857

29.                     Additional U.S. GAAP disclosure information

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007.   The adoption of FIN 48 did not have an impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption,

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

EITF 06-3

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company continued with its accounting policy of net presentation; therefore, the adoption of EITF 06-03 did not have any impact on our financial condition or results of operations.

A summary of the most important new pronouncements in U.S. GAAP that will come into force in 2008 or after and may apply to the Company is as follows:

Fair value measurement (FASB Statement 157):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures.

The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Business Combinations (FASB Statement No. 141(R))

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (R), Business Combinations (Statement 141(R)). This new standard significantly changes the financial accounting and reporting of business combination transactions.

Current practice under Statement 141 involves accumulating costs of acquiring a target entity and allocating those costs to individual assets acquired and liabilities assumed.

In step acquisitions and partial acquisitions, this process generally results in recognizing the acquiree’s assets and liabilities as a mixture of values at the acquisition date (or dates) and, to the extent of interest in the acquiree not held by the acquirer, historical carrying values (i.e. accounting bases established before the acquirer made its acquisition(s)). Those historical carrying values are attributed to the non-controlling interests (previously referred to as minority interests) in the acquiree.

Under Statement 141(R) a business combination is treated as a transaction in which an entity (the acquirer) takes control of another entity (the target), and the fair value of the underlying exchange transaction should be used to establish a new accounting basis of the acquired entity.

Furthermore, because obtaining control leaves the acquirer responsible and accountable for all of the acquiree’s assets, liabilities, and operations, the acquirer should recognize and measure the fair value of the acquiree as a whole, and the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquiree or how the acquisition was achieved (e.g., a step acquisition, a single purchase resulting in control, or a change in control without a purchase of equity interests).

The most significant changes to business combination accounting pursuant to Statement 141(R) include recognizing, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; measuring acquirer shares in consideration for a business combination at fair value on the acquisition date; recognizing contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; with certain exceptions, recognizing preacquisition loss and gain contingencies at their acquisition-date fair values; capitalizing in-process research and development (IPR&D) assets acquired; expensing, as incurred, acquisition-related transaction costs; capitalizing acquisition-related restructuring costs only if the criteria in Statement 146 are met as of the acquisition date; and recognizing changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

Statement 141(R) is required to be adopted concurrently with Statement 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

The Company is currently evaluating the effect of adopting this new standard.

Accounting for Non-controlling Interests (FASB Statement No. 160)

On December 4, 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (Statement 160). This new standard did not change significantly the financial accounting and reporting of non-controlling (or minority) interests in consolidated financial statements.

Statement 160 defines a non-controlling interest as: “The portion of the equity (residual interests) in a subsidiary attributable to the owners of the subsidiary other than the parent and the parent’s associates”.

In current U.S. GAAP, equity interests not held by the controlling shareholders are generally referred to as non-controlling minority interests.

In a significant change from current U.S. GAAP practice, Statement 160 requires that non-controlling interests in subsidiaries be reported as a component of equity in the consolidated statement of financial position. This contrasts with the prevailing practice of reporting non-controlling interests as a “mezzanine” item between liabilities and stockholder’s equity. Statement 160 is based on an “economic entity” concept of consolidated financial statements.

In acknowledgement of the difference between non-controlling interests in consolidated subsidiaries and controlling interests in a consolidated group, Statement 160 requires the presentation of non-controlling interests and controlling interests as separate components of equity in the statement of financial position along with comprehensive disclosures about attributes and transactions pertaining to non-controlling interests.

Statement 160 requires that earnings attributed to the non-controlling interests be reported as part of consolidated earnings and not as a separate component of income or expense, and disclosure of the attribution of consolidated earnings to the controlling and non-controlling interests on the face of the consolidated income statement.

Statement 160 also amends FASB No. 128, Earnings per Share, to specify that earnings per share data in consolidated financial statements that include one or more partially-owned subsidiaries is calculated using only the amount of earnings attributable to the controlling interests.

Changes in a parent’s controlling ownership interest that do not result in a loss of control of the subsidiary will now be treated as transactions among shareholders in the consolidated entity. These transactions include decreases or increases in a parent’s controlling ownership interest in any subsidiary-issued security that is classified in accordance with GAAP as equity in the consolidated statement of financial position (e.g., common stock, preferred stock, etc.).

Under SFAS 160, when there is a decrease in ownership interest in a subsidiary, the carrying amount of the non-controlling interest should be increased to reflect the change in the non-controlling interest’s ownership in the subsidiary’s net assets. Any difference between consideration received and the adjustment made to the carrying amount of the non-controlling interest should be recognized directly in equity attributable to the controlling interest (i.e., as an adjustment to paid-in capital).

When an increase in ownership interest in a subsidiary occurs, the carrying amount of the non-controlling interest is adjusted to reflect the non-controlling interest’s reduced ownership interest in the subsidiary’s net assets.

Any difference between consideration paid by the parent to the non-controlling interest holders and the adjustment to the carrying amount of the non-controlling ownership interests in the subsidiary is recognized directly in equity attributable to the controlling interest (i.e., paid-in capital).

Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. Statement 160 is required to be adopted prospectively, except for the following provisions, which are required to be adopted retrospectively:

•                  Reclassify non-controlling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity in the consolidated statement of financial position.

•                  Recast consolidated net income (loss) to include net income (loss) attributable to both the controlling and non-controlling interests.

The Company is currently evaluating the effect of adopting this new standard.

The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (FASB Statement No. 159)

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “Statement” or “Statement 159”). Statement 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”, or “FVO”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings).

The fair value option will mitigate some of the volatility in reported earnings that results from the use of different measurement attributes to account for financial assets and financial liabilities. By electing the fair value option, an entity can achieve consistent accounting for related assets and liabilities without having to apply complex hedge accounting provisions.

Statement 159 requires extensive disclosures whose primary objective is to facilitate comparison among entities that choose different measurement attributes for similar assets and liabilities, as well as, comparison of similar assets and liabilities for which an individual entity selects different measurement attributes.

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company).

The effect of initial adoption will be accounted for as a cumulative-effect adjustment through beginning retained earnings.

For items existing at the effective date for which the fair value option is elected, the following disclosures should be provided:

•                  A schedule that presents the pretax portion of the cumulative effect adjustment for items on that line.

•                  The fair value at the effective date for items for which the FVO is elected.

•                  The carrying amount of items immediately before electing the FVO.

•                  The net effect on the entity’s deferred tax assets and liabilities of electing the FVO.

The Company is currently evaluating the effect of adopting this new standard.

30.                              Valuation and qualifying accounts  for the years ended December 31, 2007, 2006 and 2005

Description	Beginning balance accrual		Additions charged to income		Write-off		Ending balance accrual

Allowance for doubtful accounts
2007	Ps.	73,554	Ps.	115,572	Ps.	(99,808)	Ps.	89,318
2006	27,899		45,655				73,554
2005	12,588		15,311				27,899

31.                              Supplemental guarantor information

Supplemental guarantor information

The Senior Guaranteed Notes are fully and unconditionally guaranteed, on an unsecured senior, joint and several basis, by each of the Company’s significant subsidiaries. Each of the guarantor subsidiaries (Proyectos Inmobiliarios de Culiacán, S. A. de C. V., Desarrollodora de Casas del Noroeste, S. A. de C. V., Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Norte, S. de R.L. de C.V.,  Casas Beta del Noroeste, S. de R.L. de C.V., Edificaciones Beta, S. de R.L. de C.V., Edificaciones Beta del Norte, S. de R. L. de C.V. and Edificaciones Beta del Noroeste, S. de R.L. de C.V.) is a wholly-owned subsidiary. The following condensed combining financial information includes the guarantor subsidiaries, non-guarantor-subsidiaries and the parent company.

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

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2007

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly- owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	1,724	Ps.	2,168,389	Ps.	—	Ps.	2,170,113	Ps.	36,721	Ps.	—	Ps.	2,206,834
Restricted cash	—	—	156,090	—	156,090
Trade accounts receivable, net	—	5,874,237	—	5,874,237	2,250,525	(575,504)	7,549,258
Accounts receivable from affiliates	1,289,930	10,227,519	(10,558,752)	958,697	855,343	(1,814,040)	—
Inventories	4,883	4,124,689	20,946	4,150,518	241,521	—	4,392,039
Other current assets, net	(8,640)	327,840	17,600	336,800	153,554	—	490,354
Total current assets	1,287,897	22,722,674	(10,520,206)	13,490,365	3,693,754	(2,389,544)	14,794,575
Land held for future development	—	7,091,074	—	7,091,074	—	—	7,091,074
Property and equipment, net	—	765,582	—	765,582	390,147	—	1,155,729
Investment in shares	10,231,143	319,575	(9,628,965)	921,753	—	(921,753)	—
Other assets	388,360	42,241	(66,013)	364,588	52,177	(748)	416,017
Goodwill	731,861	—	—	731,861	—	—	731,861
Total	Ps.	12,639,261	Ps.	30,941,146	Ps.	(20,215,184)	Ps.	23,365,223	Ps.	4,136,078	Ps.	(3,312,045)	Ps.	24,189,256

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps.	73,106	Ps.	182,860	Ps.	—	Ps.	255,966	Ps.	4,792	Ps.	—	Ps.	260,758
Current portion of leases	—	68,187	—	68,187	—	—	68,187
Trade accounts payable	25,034	3,390,104	—	3,415,138	616,635	(575,504)	3,456,269
Land suppliers	—	2,688,698	—	2,688,698	66,208	2,754,906
Advance from customers	—	353	—	353	279,470	—	279.823
Taxes other than income taxes	5,921	58,768	—	64,689	14,805	—	79,494
Due to related parties	184,575	10,374,177	(10,558,752)	—	1,814,040	(1,814,040)	—
Income tax payable	6,131	(4,525)	—	1,606	31,386	—	32,992
Employee profit-sharing	—	33,257	—	33,257	1,906	—	35,163
Total current liabilities	294,767	16,791,879	(10,558,752)	6,527,894	2,829,242	(2,389,544)	6,967,592
Long-term debt	2,729,627	359,911	—	3,089,538	9,248	—	3,098,786
Long-term leases	—	288,857	—	288,857	—	—	288,857
Swap payable	79,098	—	—	79,098	—	—	79,098
Long-term land suppliers	—	992,801	—	992,801	—	992,801
Employee retirement obligations	—	37,544	—	37,544	41,553	—	79,097
Deferred income taxes	(72,958)	2,841,190	(66,014)	2,702,218	139,677	2,841,895
Total liabilities	3,030,534	21,312,182	(10,624,766)	13,717,950	3,019,720	(2,389,544)	14,348,126
Stockholders’ equity:
Common stock	528,011	2,683,789	(2,683,789)	528,011	526,011	(526,011)	528,011
Additional paid-in capital	3,280,223	—	—	3,280,223	3,280,223
Shares repurchased for employee stock option plan	(99,342)	—	—	(99,342)	—	—	(99,342)
Retained earnings	5,554,920	6,790,979	(6,752,433)	5,593,466	594,924	(607,192)	5,581,198
Other stockholders’ equity accounts	344,915	154,196	(154,196)	344,915	(4,577)	2,490	342,828
Majority stockholders’ equity	9,608,727	9,628,964	(9,590,418)	9,647,273	1,116,358	(1,130,713)	9,632,918
Minority interest in consolidated subsidiaries	—	—	—	—	—	208,212	208,212
Total stockholders’ equity	9,608,727	9,628,964	(9,590,418)	9,647,273	1,116,358	(922,501)	9,841,130
Total	Ps.	12,639,261	Ps.	30,941,146	Ps.	(20,215,184)	Ps.	23,365,223	Ps.	4,136,078	Ps.	(3,312,045)	Ps.	24,189,256

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

Parent company	Wholly- owned guarantor gubsidiaries	Eliminations	Parent company and wholly-owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	101	Ps.	2,324,238	Ps.	—	Ps.	2,324,339	Ps.	57,350	Ps.	—	Ps.	2,381,689
Restricted cash	—	—	—	—	37,597	37,597
Trade accounts receivable, net	—	4,668,651	—	4,668,651	1,288,084	(415,649)	5,541,086
Accounts receivable from affiliates	1,438,949	11,118,076	(11,987,858)	569,167	849,015	(1,418,182)	—
Inventories	—	3,724,807	—	3,724,807	487,636	—	4,212,443
Other current assets, net	12,590	238,795	—	251,385	148,039	—	399,424
Total current assets	1,451,640	22,074,567	(11,987,858)	11,538,349	2,867,721	(1,833,831)	12,572,239
Land held for future development	—	5,180,583	—	5,180,583	—	—	5,180,583
Property and equipment, net	—	358,735	—	358,735	310,360	—	669,095
Investment in shares	7,925,055	329,070	(8,254,125)	—	—	—	—
Other assets	507,237	41,308	(93,993)	454,552	12,398	(666)	466,284
Goodwill	731,861	—	731,861	—	731,861
Total	Ps.	10,615,793	Ps.	27,984,263	Ps.	(20,335,976)	Ps.	18,264,080	Ps.	3,190,479	Ps.	(1,834,497)	Ps.	19,620,062

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	Ps.	86,316	Ps.	—	Ps.	—	Ps.	86,316	Ps.	5,076	Ps.	—	Ps.	91,392
Current portion of leases	—	8,704	—	8,704	—	—	8,704
Trade accounts payable	29,979	2,079,542	(415,650)	1,693,871	441,267	—	2,135,138
Land suppliers	2,306	3,414,001	—	3,416,307	85,588	—	3,501,895
Advance from customers	—	373	—	373	302,295	—	302,668
Accrued expenses and taxes other than income taxes	6,670	68,768	—	75,438	7,823	—	83,261
Due to related parties	12,285	11,975,573	(11,987,858)	—	1,418,255	(1,418,255)	—
Income tax payable	7,874	71,807	—	79,681	26,144	—	105,825
Employee profit-sharing	33,960	33,960	5,694	39,654
Total current liabilities	145,430	17,652,728	(12,403,508)	5,394,650	2,292,142	(1,418,255)	6,268,537
Long-term debt	2,800,573	563,021	—	3,363,594	14,361	—	3,377,955
Swap payable	227,074	—	—	227,074	—	—	227,074
Employee retirement obligations	—	36,809	—	36,809	15,466	—	52,275
Deferred income taxes and employee statutory profit-sharing	(92,382)	2,201,803	(93,993)	2,015,428	86,956	(667)	2,101,717
Total liabilities	3,080,695	20,454,361	(12,497,501)	11,067,555	2,408,925	(1,418,922)	12,027,558
Stockholders’ equity:
Common stock	528,011	2,683,796	(2,683,796)	528,011	477,403	(477,403)	528,011
Additional paid-in capital	3,280,223	—	—	3,280,223	—	—	3,280,223
Retained earnings	3,382,089	4,703,964	(5,012,561)	3,073,492	302,852	(28,212)	3,348,132
Other stockholders’ equity accounts	344,775	142,142	(142,118)	344,799	1,299	1,307	347,405
Majority stockholders’ equity	7,535,098	7,529,902	(7,838,475)	7,225,525	781,554	(504,308)	7,503,771
Minority interest in consolidated subsidiaries	—	—	—	—	—	88,733	88,733
Total stockholders’ equity	7,535,098	7,529,902	(7,838,475)	7,226,525	781,554	(415,575)	7,592,504
Total	Ps.	10,615,793	Ps.	27,984,263	Ps.	(20,335,976)	Ps.	18,264,080	Ps.	3,190,479	Ps.	(1,834,497)	Ps.	19,620,062

 Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	160,475	Ps.	22,878,186	Ps.	(8,444,373)	Ps.	14,594,288	Ps.	2,995,300	Ps.	(1,367,064)	Ps.	16,222,524
Costs	—		18,108,058		(8,134,779)		9,973,279		1,068,177		—		11,041,456
Gross profit	160,475		4,770,128		(309,594)		4,621,009		1,927,123		(1,367,064)		5,181,068
Selling, general and administrative expenses	135,086		1,687,420		—		1,822,506		1,511,825		(1,535,902)		1,798,429
Income (loss) from operations	25,389		3,082,708		(309,594)		2,798,503		415,298		168,838		3,382,639
Other income, net	1,744		210,137		—		211,881		(2,658)		—		209,223
Net comprehensive financing cost:
Interest expense	321,151		968,190		(1,021,046)		268,295		76,633		—		344,928
Interest income	(107,484)		(708,277)		770,447		(45,314)		(94,888)		—		(140,202)
Exchange (gain) loss	(117,084)		7,919		(12,594)		(121,759)		564		—		(121,195)
Monetary position loss (gain)	(92,346)		189,907		83,889		181,450		13,923		—		195,373
	4,237		457,739		(179,304)		(282,672)		(3,768)		—		278,904
Income (loss) before income taxes	22,896		2,835,106		(130,290)		2,727,712		416,408		168,838		3,312,958
Income tax (benefit) expense	59,828		783,058		—		842,886		108,394		—		951,280

Equity in income of associated companies	2,398,610		(621)		(2,397,989)		—		—		—		—
Consolidated net income	Ps.	2,361,678	Ps.	2,051,427	Ps.	(2,267,699)	Ps.	1,884,826	Ps.	308,014	Ps.	168,838	Ps.	2,361,678
Net income of majority stockholders	2,233,066		2,051,427		(2,528,279)		1,756,214		308,014		168,838		2,233,066
Net income of minority stockholders	128,612		—		—		128,612		—		—		128,612
Consolidated net income	Ps.	2,361,678	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,884,826	Ps.	308,014	Ps.	168,838	Ps.	2,361,678

 Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	—	Ps.	20,722,296	Ps.	(7,321,650)	Ps.	13,400,646	Ps.	1,288,070	Ps.	(1,249,197)	Ps.	13,439,519
Costs	10,714		16,666,173		(7,738,143)		8,938,744		252,261				9,191,005
Gross profit	(10,714)		4,056,123		416,493		4,461,902		1,035,809		(1,249,197)		4,248,514
Selling, general and administrative expenses	171,027		1,149,811		—		1,320,838		872,076		(833,767)		1,359,147
Income (loss) from operations	(181,741)		2,906,312		416,493		3,141,064		163,733		(415,430)		2,889,367
Other income, net	6,243		45,270		—		51,513		(5,759)		(34,750)		11,004
Net comprehensive financing cost:
Interest expense	377,961		649,899		407,295		620,565		54,014		—		674,579
Interest income	(153,162)		(300,863)		(407,295)		(46,730)		(62,062)		—		(108,792)
Exchange loss	165,696		(17,684)		—		148,011		385		—		148,396
Monetary position loss (gain)	(48,129)		113,982		—		65,853		10,933		—		76,786
	342,365		445,334		—		787,699		3,270		—		790,969
Income (loss) before income taxes	(517,863)		2,506,248		416,493		2,404,878		154,704		(450,180)		2,109,402
Income tax (benefit) expense	(220,094)		816,297		—		596,203		73,640		—		669,843
Equity in income of associated companies	1,737,328		(3,304)		(1,734,024)		—		—		—		—
Consolidated net income	Ps.	1,439,559	Ps.	1,686,647	Ps.	(1,317,531)	Ps.	1,808,675	Ps.	81,064	Ps.	(450,180)	Ps.	1,439,559
Net income of majority stockholders	1,391,281		1,686,647		(1,317,531)		1,760,397		81,064		(450,180)		1,391,281
Net income of minority stockholders	(48,278)		—		—		(48,278)		—		—		(48,278)
Consolidated net income	Ps.	1,439,559	Ps.	1,686,647	Ps.	(1,317,531)	Ps.	1,808,675	Ps.	81,064	Ps.	(450,180)	Ps.	1,439,559

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly- owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Revenues	Ps.	—	Ps.	13,346,453	Ps.	(4,135,710)	Ps.	9,210,743	Ps.	514,116	Ps.	(508,816)	Ps.	9,216,043
Costs	125,807	10,380,280	(4,110,018)	6,396,069	22,498	6,418,567
Gross profit	(125,807)	2,966,173	(25,692)	2,814,674	491,618	(508,816)	2,797,476
Selling and administrative expenses	77,433	849,566	—	926,999	494,982	(508,816)	913,165
Income (loss) from operations	(203,240)	2,116,607	(25,692)	1,887,675	(3,364)	—	1,884,311
Other income, net	—	12,931	—	12,931	2,025	—	14,956
Net comprehensive financing cost:
Interest expense	191,354	322,422	(93,033)	420,743	34,218	(2,452)	452,509
Interest income	(92,535)	(28,697)	93,033	(28,199)	(37,207)	2,452	(62,954)
Exchange loss	58,828	11,791	—	70,619	56	—	70,675
Monetary position loss (gain)	10,742	110,651	(87,481)	33,912	(137)	—	33,775
168,389	416,167	(87,481)	497,075	(3,070)	—	494,005
Income (loss) before income taxes	(371,629)	1,713,371	61,789	1,403,531	1,731	—	1,405,262
Income tax (benefit) expense	(111,795)	578,081	—	466,286	(7,384)	—	458,902
Equity in income of associated companies	1,206,194	2,615	(1,208,809)	—	—	—	—
Consolidated net income	Ps.	946,360	Ps.	1,137,905	Ps.	(1,147,020)	Ps.	937,245	Ps.	9,115	Ps.	—	Ps.	946,360
Net income of majority stockholders	953,611	1,137,905	(1,147,020)	944,496	9,115	—	953,611
Net income of minority stockholders	(7,251)	—	—	(7,251)	—	—	(7,251)
Consolidated net income	Ps.	946,360	Ps.	1,137,905	Ps.	(1,147,020)	Ps.	937,245	Ps.	9,115	Ps.	—	Ps.	946,360

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly-owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	2,361,678	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,884,826	Ps.	308,014	Ps.	168,838	Ps.	2,361,678
Add items that did not require resources:
Depreciation	—	156,117	—	156,117	40,190	—	196,307
Equity in income subsidiaries	(2,398,610)	621	2,397,989	—	—	—	—
Amortization of BETA trademark and backlog	105,410	—	—	105,410	—	—	105,410
Labor obligations	11,696	11,696	6,720	18,416
Deferred income taxes	43,267	719,270	—	762,587	55,870	—	818,407
111,745	2,939,581	(130,290)	2,921,036	410,794	168,838	3,500,218
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	—	(1,205,585)	—	(1,205,585)	(962,441)	159,854	(2,008,172)
Accounts receivable from affiliates	149,018	890,556	(1,429,106)	(389,532)	(6,326)	395,858	—
Inventories and land held for future development	(4,883)	(2,310,372)	(20,946)	(2,336,201)	246,114	—	(2,090,087)
Other assets	21,230	(89,045)	(51,046)	(118,861)	(5,514)	(124,375)
Increase (decrease) in:
Trade accounts payable	(4,944)	1,310,562	—	1,305,618	175,367	(159,854)	1,321,131
Land suppliers	(2,306)	230,688	52,275	280,657	(34,845)	245,812
Accrued expenses and taxes	(109,054)	(26,871)	150,007	14,082	(168,911)	(154,829)
Due to related parties	172,290	(1,601,396)	1,429,106	—	395,785	(395,785)	—
Other liabilities	—	(11,511)	—	(11,511)	(18,018)	(29,529)
Net resources used in operating activities	333,096	126,607	—	459,703	200,916	—	660,169

Financing activities:
Proceeds from new borrowings, net	(232,131)	328,088	—	95,957	(5,396)	—	90,561
Shares repurchased for employee stock option plan	(99,342)	—	—	(99,342)	—	—	(99,342)
Dividends paid by subsidiary company	—	(9,133)	—	(9,133)	—	—	(9,133)
Net resources generated by financing activities	(331,473)	318,955	—	(12,518)	(5,396)	—	(17,914)

Investing activities:
Restricted cash	—	—	—	—	(118,493)	—	(118,493)
Investment in associates	—	—	—	—	(17,869)	—	(17,869)
Acquisition of property and equipment	—	(600,961)	—	(600,961)	(79,787)	—	(680,748)
Net resources used in investing activities	—	(600,961)	—	(600,961)	(216,149)	—	(817,110)

Cash, cash equivalents and restricted cash:
Net increase (decrease)	1,623	155,399	—	(153,776)	(20,629)	—	(174,855)
Balance at beginning of year	101	2,324,238	—	2,324,339	57,350	—	2,381,689
Balance at end of year	Ps.	1,724	Ps.	2,168,839	Ps.	—	Ps.	2,170,563	Ps.	36,721	—	Ps.	2,206,834

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	1,439,559	Ps.	1,686,647	Ps.	(1,317,531)	Ps.	1,808,675	Ps.	81,064	(450,180)	Ps.	1,439,559
Add items that did not require resources:
Depreciation	—		117,428		—		117,428		13,401		—	130,829
Equity in income subsidiaries	(1,737,329)		3,304		1,734,025		—		—		—	—
Amortization of BETA trademark and backlog	20,052		94,477		—		114,529		—		—	114,529
Labor obligations	—		13,623		—		13,623		5,724		—	19,347
Deferred income taxes	(220,094)		702,441		—		482,347		44,192		—	526,539
	(497,812)		2,617,920		416,494		2,536,602		144,381		(450,180)	2,230,803
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	—		151,277		—		151,277		—		—	151,277
Accounts receivable from affiliates	(12,285)		(10,860,771)		10,431,157		(441,899)		(1,273,706)		1,715,605	—
Inventories and land held for future development	—		(3,409,786)		—		(3,409,786)		(93,705)		—	(3,503,491)
Other assets	208,147		49,558		—		257,705		(30,320)		—	227,385
Increase (decrease) in:
Trade accounts payable	—		559,288		—		559,288		—		—	559,288
Land suppliers	—		1,623,150		—		1,623,150		—		—	1,623,150
Accrued expenses and taxes	—		(81,775)		—		(81,775)		—		—	(81,775)
Due to related parties	12,285		10,835,366		(10,847,651)		—		1,265,425		(1,265,425)	—
Other liabilities	94,678		5,772		—		100,450		—		—	100,450
Net resources used in operating activities	(194,987)		1,489,999		—		1,295,012		12,075		—	1,307,087

Financing activities:
Proceeds from new borrowings	49,557		(46,121)		—		3,436		—		—	3,436
Payments of notes payable	(12,994)		—		—		(12,994)		—		—	(12,994)
Net resources generated by financing activities	36,563		(46,121)		—		(9,558)		—		—	(9,558)

Investing activities:
Restricted Investments	—		—		—		—		(37,597)		—	(37,597)
Acquisition of property and equipment	—		(302,392)		—		(302,392)		—		—	(302,392)
Net resources used in investing activities	—		(302,392)		—		(302,392)		(37,597)		—	(339,989)

Cash, cash equivalents and restricted cash:
Net increase (decrease)	(158,424)		1,141,486		—		983,062		25,522		—	957,540
Balance at beginning of year	158,525		1,182,752		—		1,341,277		82,872		—	1,424,149
Balance at end of year	Ps.	101	Ps.	2,324,238	—		Ps.	2,324,339	Ps.	57,350	—	Ps.	2,381,689

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2005

In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly- owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	946,360	Ps.	1,137,905	Ps.	(1,147,020)	Ps.	937,245	Ps.	9,115	Ps.	—	Ps.	946,360
Add items that did not require resources:
Depreciation	—	51,807	—	51,807	14,819	—	66,626
Equity in income subsidiaries	(1,206,194)	(2,615)	1,208,809	—	—	—	—
Amortization of BETA trademark and backlog	174,960	—	—	174,960	—	—	174,960
Labor obligations	—	27,233	—	27,233	6,457	—	33,690
Deferred income taxes	100,037	311,525	—	411,562	(9,192)	—	402,370
15,163	1,525,855	61,789	1,602,807	21,199	1,624,006
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	(5,993)	(705,553)	13,730	(697,816)	52,422	(54,530)	(699,924)
Accounts receivable from affiliates	(1,229,300)	122,006	911,555	(195,739)	(63,509)	259,248	—
Inventories and land held for future development	(91,387)	(2,186,343)	—	(2,277,730)	(95,807)	—	(2,373,537)
Other assets	(268,529)	39,622	—	(228,907)	(132,189)	—	(361,096)
Increase (decrease) in:
Trade accounts payable	7,803	121,748	—	129,551	121,953	—	251,504
Land suppliers	—	969,822	—	969,822	—	—	969,822
Accrued expenses and taxes	—	290,866	—	290,866	—	—	290,866
Due to related parties	5,815	914,817	(920,632)	—	227,960	(227,960)	—
Other liabilities	—	138,321	—	138,321	—	—	138,321
Net resources used in operating activities	(1,566,428)	1,231,161	66,442	(268,825)	132,029	(23,242)	(160,038)

Financing activities:
Proceeds from new borrowings	1,831,606	1,446,479	875,772	4,153,857	31,167	2,866	4,187,890
Payments of notes payable to financial institutions	—	(1,875,415)	—	(1,875,415)	—	—	(1,875,415)
Proceeds from issuance of common stock	1,079,417	—	—	1,079,417	(23,657)	23,657	1,079,417
Net resources generated by financing activities	2,911,023	(428,936)	875,772	3,357,859	7,510	26,523	3,391,892

Investing activities:
Restricted investments	47,909	—	—	47,909	—	—	47,909
Acquisition of property and equipment	—	(44,014)	—	(44,014)	(114,388)	(3,281)	(161,683)
Acquisition of minority interest	(79,436)	(87,337)	79,436	(87,337)	—	—	(87,337)
Acquisition of BETA	(1,178,084)	—	(1,021,650)	(2,199,734)	—	—	(2,199,734)
Net resources used in investing activities	(1,209,611)	(131,351)	(942,214)	(2,283,176)	(114,388)	(3,281)	(2,400,845)

Cash, cash equivalents and restricted cash:
Net increase	134,984	670,874	—	805,858	25,151	—	831,009
Balance at beginning of year	23,541	511,878	—	535,419	57,721	—	593,140
Balance at end of year	Ps.	158,525	Ps.	1,182,752	—	Ps.	1,341,277	Ps.	82,872	—	Ps.	1,424,149

 Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to U.S. GAAP

As of and for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Majority net income according to MFRS	Ps.	2,233,065	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,756,213	Ps.	308,015	Ps.	168,838	Ps.	2,233,066
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(1,541,648)		—		(1,541,648)		(825,225)		—		(2,366,873)
Reversal of cost recognized under percentage-of-completion method of accounting	—		957,725		—		957,725		650,773		—		1,608,498
Capitalization of interest	(197,377)		(63,368)				(260,745)		(989)		—		(261,734)
Amortization of Backlog and BETA trademark	(16,747)				—		(16,747)		—		—		(16,747)
Labor obligations	—		(8,382)		—		(8,382)		(9,034)		—		(17,416)
Deferral of down payment	—		3,451		—		3,451		—		—		3,451
Deferral of future involvement	—		2,119		—		2,119		—		—		2,119
Selling commission	—		27,461		—		27,461		9,364		—		36,825
Effects of inflation on U.S. GAAP adjustments	—		153,309		—		153,309		50,325		—		203,634
Tax effects on U.S. GAAP adjustments	49,552		139,911		—		189,463		52,948		—		242,411
Total adjustments	(164,572)		(329,422)		—		(493,994)		(71,838)		—		(565,832)
Net income according to U.S. GAAP	Ps.	2,068,493	Ps.	1,722,005	Ps.	(2,528,279)	Ps.	1,262,219	Ps.	236,177	Ps.	168,838	Ps.	1,667,234

Majority stockholders’ equity according to MFRS	Ps.	9,608,727	Ps.	9,628,965	Ps.	(9,590,418)	Ps.	9,647,274	Ps.	1,116,359	Ps.	(1,130,714)	Ps.	9,632,918
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(5,179,898)		—		(5,179,898)		(1,700,339)		—		(6,880,237)
Reversal of cost recognized under percentage-of-completion method of accounting	—		4,135,231		—		4,135,231		1,185,366		—		5,320,597
Goodwill	86,754		—		—		86,754		—		—		86,754
Backlog and BETA trademark	(237,001)		—		—		(237,001)		—		—		(237,001)
Labor obligations	—		(33,810)		—		(33,810)		(33,365)		—		(67,175)
Sales commissions	—		92,933		—		92,933		30,849		—		123,782
Deferral of future involvement	—		(5,455)		—		(5,455)		—		—		(5,455)
Acquisition of minority interest	—		79,437		—		79,437		—		—		79,437
Capitalization of interest	164,778		52,903		—		217,681		825				218,506
Deferral of unsecured homebuyers’ receivables of the year	—		(62,911)		—		(62,911)		—		—		(62,911)

Total U.S. GAAP adjustments before tax effects	14,531		(921,570)		—		(907,039)		(516,664)		—		(1,423,703)
Tax effects on U.S. GAAP adjustments	23,660		277,167		—		375,210		117,462		—		418,289
Total adjustments	38,191		(644,403)				(606,212)		(399,202)				(1,005,414)
Stockholders’ equity according to U.S. GAAP	Ps.	9,646,918	Ps.	8,984,562	Ps.	(9,590,418)	Ps.	9,041,062	Ps.	717,157	Ps.	(1,130,715)	Ps.	8,627,504

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to U.S. GAAP

As of and for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Majority net income according to MFRS	Ps.	1,391,281	Ps.	1,686,647	Ps.	(1,317,531)	Ps.	1,760,397	Ps.	81,064	Ps.	(450,180)	Ps.	1,391,281
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		102,040		—		102,040		(322,806)		—		(220,766)
Reversal of cost recognized under percentage-of-completion method of accounting	—		(69,389)		—		(69,389)		219,510		—		150,121
Capitalization of interest	164,507		33,135				197,642		1,130				198,772
Backlog	(47,682)		—		—		(47,682)		—		—		(47,682)
Labor obligations	—		(3,204)		—		(3,204)		(3,204)		—		(6,408)
Deferral of down payment	—		82,366		—		82,366		—		—		82,366
Deferral of future involvement	—		(7,574)		—		(7,574)		—		—		(7,574)
Selling commission	—		2,490		—		2,490						2,490
Effects of inflation on U.S. GAAP adjustments	—		141,644		—		141,644		30,092		—		171,736
Tax effects on U.S. GAAP adjustments	(32,701)		(39,170)		—		(71,871)		(9,888)		—		(81,759)
Total adjustments	84,124		242,338		—		326,462		(85,166)		—		241,296
Net income according to U.S. GAAP	Ps.	1,475,403	Ps.	1,928,992	Ps.	(1,317,531)	Ps.	2,086,862	Ps.	(4,103)	Ps.	(450,180)	Ps.	1,632,577

Majority stockholders’ equity according to MFRS	Ps.	7,535,098	Ps.	7,529,902	Ps.	(7,838,475)	Ps.	7,226,525	Ps.	781,554	Ps.	(504,308)	Ps.	7,503,771
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(3,952,029)		—		(3,952,029)		(837,527)		—		(4,789,556)
Reversal of cost recognized under percentage-of-completion method of accounting	—		3,090,132		—		3,090,132		644,603		—		3,754,735
Backlog and BETA trademark	(211,674)		—		—		(211,674)		—		—		(211,674)
Goodwill	86,754		—		—		86,754		—		—		86,754
Labor obligations	—		(23,082)		—		(23,082)		(5,621)		—		(28,703)
Sales commissions	—		86,957		—		86,957		—		—		86,957
Deferral of future involvement	—		(7,574)				(7,574)		—		—		(7,574)
Deferral of unsecured homebuyers’ receivables of the year	—		(66,362)		—		(66,362)		—		—		(66,362)
Acquisition of minority interest			79,437				79,437						79,437
Capitalization of interest	397,415		80,079		—		477,494		2,746		—		480,240
Total U.S. GAAP adjustments before tax effects	272,495		(712,442)		—		(439,947)		(175,799)		—		(615,746)
Tax effects on U.S. GAAP adjustments	(115,782)		261,523		—		145,741		49,223		—		194,964
Total adjustments	156,713		(450,919)		—		(294,206)		(126,576)		—		(420,782)
Stockholders’ equity according to U.S. GAAP	Ps.	7,691,811	Ps.	7,078,983	Ps.	(7,838,475)	Ps.	6,932,319	Ps.	654,978	Ps.	(504,308)	Ps.	7,082,989

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to U.S. GAAP

As of and for the Year Ended December 31, 2005

(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly- owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Majority net income according to MFRS	Ps.	953,611	Ps.	1,137,905	Ps.	(1,147,020)	Ps.	944,496	Ps.	9,115	Ps.	—	Ps.	953,611
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—	(1,003,119)	—	(1,003,119)	—	—	(1,003,119)
Reversal of cost recognized under percentage-of-completion method of accounting	—	663,816	—	663,816	—	—	663,816
Backlog and BETA trademark	(170,638)	(170,638)	(170,638)
Capitalization of interest	54,878	135,050	—	189,928	—	—	189,928
Effects of inflation on U.S. GAAP adjustments	—	143,753	—	143,753	—	—	143,753
Tax effects on U.S. GAAP adjustments	(163,679)	228,120	—	64,441	—	—	64,441
Total adjustments	(279,439)	167,620	—	(111,819)	—	—	(111,819)
Net income according to U.S. GAAP	Ps.	674,172	Ps.	1,305,525	Ps.	(1,147,020)	Ps.	832,677	Ps.	9,115	Ps.	—	Ps.	841,792

Majority stockholders’ equity according to MFRS	Ps.	6,102,863	Ps.	5,874,605	Ps.	(5,871,735)	Ps.	6,105,733	Ps.	278,918	Ps.	(281,787)	Ps.	6,102,864
U.S. GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—	(4,636,002)	—	(4,636,002)	(133,856)	—	(4,769,858)
Reversal of cost recognized under percentage-of-completion method of accounting	—	3,464,617	—	3,464,617	106,110	—	3,570,727
Backlog and BETA trademark	(170,638)	—	—	(170,638)	—	—	(170,638)
Goodwill	86,754	—	—	86,754	—	—	86,754
Acquisition of minority interest	79,437	79,437	—	79,437
Capitalization of interest	102,382	190,495	—	292,877	—	—	292,877
Deferred employee statutory profit-sharing	—	(4,699)	—	(4,699)	9,511	—	4,812
Total U.S. GAAP adjustments before tax effects	18,498	(906,152)	—	(887,654)	(18,235)	—	(905,889)
Tax effects on U.S. GAAP adjustments	105,222	203,973	—	309,195	3,102	—	312,297
Total adjustments	123,720	(702,179)	—	(578,459)	(15,133)	—	(593,592)
Stockholders’ equity according to U.S. GAAP	Ps.	6,226,583	Ps.	5,172,426	Ps.	(5,871,735)	Ps.	5,527,274	Ps.	263,785	Ps.	(281,787)	Ps.	5,509,272