Form 20-F
period 2008-12-31
Homex Development Corp.
filed 2009-06-29
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

For the transition period from                       to

Commission file number:  1-32229

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

PRESENTATION OF FINANCIAL INFORMATION

Throughout this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “the Company” and “Homex” refer to Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries.

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007 and 2008. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in Mexican pesos.

We prepare our financial statements in pesos and in accordance with Mexican Financial Reporting Standards, referred to as MFRS, which differ in certain significant respects from accounting principles generally accepted in the United States, referred to as US GAAP. See Notes 28 and 29 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our majority net income and majority stockholders’ equity according to MFRS to consolidated net income, and consolidated stockholders’ equity according to US GAAP.

Effective January 1, 2008 the Company adopted MFRS B-10, Effects of Inflation. Based on this Standard, the Company did not recognize the effects of inflation in its financial statements for the year ended December 31, 2008. However, financial statements for prior periods are expressed in pesos of constant purchasing power as of December 31, 2007. The effects of transactions that occurred after that date are expressed in nominal pesos.

According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation for the three preceding years is 26% or more, in which case, the effects of inflation must be recognized in the financial statements. Based on this standard, the economic environment in Mexico in 2008 is considered non-inflationary because inflation over 2006, 2007 and 2008 was less than 26%. Accordingly, the Company’s financial information for 2008 was prepared without recognizing the effects of inflation. Interpretation 9 of MFRS B-10 requires that financial statements presented for comparative purposes for periods prior to 2008 be expressed in Mexican pesos of constant purchasing power as of December 31, 2007. Accordingly, the financial statements as of December 31, 2008 have been presented based on nominal pesos without including the effects of inflation, while financial statements from December 31, 2006 and 2007, as presented for comparative purposes, are expressed in pesos of constant purchasing power as of December 31, 2007. The factor used to restate the prior year balances was 1.037590, which is based on the National Consumer Price Index or NCPI.

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

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not understand these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.13.7738 to US$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2008. On June 26, 2009, such noon buying rate was Ps. 13.3380 to US$1.00.

Unless otherwise indicated, references to UDIs are to UDIs at Banco de México’s UDI conversion rate of Ps. 4.184316 per UDI on December 31, 2008. On June 26, 2009, the UDI conversion rate was Ps. 4.248334 per UDI.

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

•      statements of our plans, objectives or goals, including those relating to anticipated, competition, regulation, government housing policy and rates;

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

ITEM 2.       Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.       Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated. Certain information presented in these tables does not include our Beta subsidiary which we acquired on July 1, 2005. Information as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007 and 2008 is derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in pesos.

The information in the following tables should also be read together with “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from US GAAP. Notes 28 and 29 to our audited consolidated financial statements provide information relating to the nature and effect of such differences as they relate to us, and provide a reconciliation to US GAAP of consolidated net income and consolidated stockholders’ equity.

Pursuant to MFRS, we use the percentage-of-completion method of accounting for revenues and costs, which differs in certain significant respects from accounting principles generally accepted in the United States, referred to as US GAAP. Under MFRS, applying the percentage-of-completion method, we measure the progress towards completion in terms of actual costs incurred versus estimated expenditures for each stage of a development.  Also, under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds.  We receive consideration from the sale of a home at closing when title to the home is transferred to the homebuyer.  We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers.  See Note 3 to our consolidated financial statements.

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

The variations in the Company’s gross profit, gross profit margin and ultimately operating profits arise due to the stated differences related to cost and revenue recognition between MFRS and US GAAP. In 2008, revenues under MFRS were Ps.18,850 million while revenues under US GAAP were Ps.14,885 million. In 2007, revenues under MFRS were Ps.16,222 million while revenues under US GAAP were Ps.13,850 million. Revenues under US GAAP are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured. However, under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction. Under MFRS, progress towards completion is measured by comparing the actual costs incurred to the estimated total cost of a project. For a further discussion of revenue recognition policies under US GAAP, refer to Note 28 to the Company’s consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2008 were 41,679 units (39,557 in 2007) compared to 57,498 units sold under MFRS in 2008 (51,672 in 2007). The lower volume in units closed in 2008 compared to units sold is primarily attributable to both our continued growth and therefore higher proportion of constructions-in-process, and our increased participation during 2008 in the construction of nearly-completed vertical building projects which take longer to build, sell and collect.  In addition, the volume of total units closed was also impacted by the continued delay in the disbursement of Federal Government subsidies in certain cities, which in turn impacts the timing by which INFONAVIT and other lenders will commit to close a transaction. Further, a lower volume of units closed and recognized as US GAAP revenue compared to units sold under MFRS is also related to a slowdown in the collection process through FOVISSSTE, who employs sofoles to make payments which result in delays in the payment process.  Total units closed of 41,679 in 2008 represents a 5% increase compared to total units closed in 2007 of 39,557. The increase is attributable to the continued growth in the Company’s business. In 2007, units closed increased by 32% over 2006. The proportion of units sold and units closed are generally consistent when evaluated by operating segment during both 2008 and 2007. As of December 31, 2008, approximately 15,819 units remain at various stages of completion under MFRS, and thus have yet to be recognized into revenue under US GAAP.

Except for ratios, percentages, and per share, per ADS, and operating data, all amounts are presented in thousands of pesos.

For additional information regarding financial information presented in this annual report, see “Presentation of Financial and Other Information.”

Homex Selected Consolidated Financial Information

	Years Ended December 31,
	2008 (5)	2007	2006	2005	2004
	(In thousands of Mexican Ps., except as otherwise specified)
Statement of Operations Data:
Mexican Financial Reporting Standards:
Revenues (1), (11)	18,850,496	16,222,524	13,439,519	9,216,043	5,928,658
Cost of sales	13,473,257	11,041,456	9,191,005	6,418,567	4,128,107
Gross profit	5,377,239	5,181,068	4,248,514	2,797,476	1,800,551
Selling and administrative expenses	2,377,646	1,798,429	1,359,147	913,165	483,574
Income from operations	2,999,593	3,382,639	2,889,367	1,884,311	1,316,977
Other (expenses) income, net (4)	(109,926)	209,223	11,004	14,956	38,509
Net comprehensive financing cost (2)	558,485	278,904	790,969	494,005	178,086
Income before income taxes	2,331,182	3,312,958	2,109,402	1,405,262	1,177,400
Income tax expense	712,175	951,280	669,843	458,902	378,897
Consolidated net income	1,619,007	2,361,678	1,439,559	946,360	798,503
Net income of majority stockholders	1,580,876	2,233,066	1,391,281	953,611	788,389
Net income (loss) of minority stockholders	38,131	128,612	48,278	(7,251)	10,114
Weighted average shares outstanding (in thousands)	334,870	335,688	335,869	324,953	281,997
Basic and diluted earnings per share (in pesos)	4.72	6.65	4.14	2.93	2.80
Basic and diluted earnings per ADS (3) (in pesos)	28.32	39.91	24.85	17.60	16.78
US GAAP:
Revenues (1)	14,884,701	13,849,728	13,224,145	8,212,918	4,402,410
Cost of sales	10,398,464	9,814,725	9,311,415	6,150,813	3,318,605
Gross profit	4,486,237	4,035,003	3,912,730	2,062,105	1,083,805
Operating income (4)	2,108,793	2,116,650	2,519,346	1,142,318	582,616
Net income	567,782	1,667,234	1,632,577	841,792	471,062
Weighted average shares outstanding (in thousands)	334,870	335,688	335,869	324,953	281,997
Basic and diluted earnings per share (in pesos)	1.70	4.96	4.86	2.59	1.67
Basic and diluted earnings per ADS (3) (in pesos)	10.20	29.76	29.16	15.54	10.02

	As of and for the Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of Mexican Ps., except as otherwise specified)
Balance Sheet Data:
Mexican Financial Reporting Standards:
Cash and cash equivalents	1,140,140	2,206,834	2,381,689	1,423,813	570,294
Restricted cash	128,045	156,090	37,597	336	22,848
Trade accounts receivable	11,845,530	7,549,258	5,541,086	5,999,812	3,537,424
Total current assets	18,647,785	14,794,575	12,572,239	11,578,697	6,573,449
Land held for future development	9,254,469	7,091,074	5,180,583	1,927,217	562,338
Property and equipment	1,402,928	1,155,729	669,095	497,535	280,533
Total assets	30,505,412	24,189,256	19,620,062	15,398,691	7,558,654
Current debt and current portion of long-term debt	1,417,404	260,758	91,392	92,235	443,070
Current portion of leases	89,255	68,187	8,704	7,588	—
Total current liabilities	8,761,917	6,967,592	6,268,537	4,075,951	2,437,305
Long-term debt and swap payable	5,990,119	3,177,884	3,605,029	3,601,864	201,066
Long-term leases	314,639	288,857	—	—	—
Land suppliers — long-term	405,426	992,801	—	—	22,415
Total long-term liabilities	10,226,238	7,380,534	5,759,021	5,179,421	907,607
Total liabilities	18,988,155	14,348,126	12,027,558	9,255,372	3,344,912
Common stock	528,011	528,011	528,011	528,011	242,249
Total stockholders’ equity	11,517,257	9,841,130	7,592,504	6,143,319	4,213,742
	30,505,412	24,189,256	19,620,062	15,398,691	7,558,654

US GAAP:
Cash and cash equivalents	1,140,140	2,206,834	2,381,689	1,423,813	570,294
Restricted cash	128,045	156,090	37,597	336	22,848
Accounts receivable	1,016,172	600,655	985,043	1,229,953	802,489
Total current assets	18,052,424	14,488,606	12,467,252	10,751,884	6,188,381
Land held for future development	9,254,469	7,091,074	5,180,580	1,927,217	562,338
Property and equipment	1,402,928	1,155,729	669,095	497,535	280,533
Total assets	30,774,279	24,579,367	20,079,591	14,795,096	7,173,586
Total current liabilities	14,274,161	11,054,629	9,147,783	5,589,043	3,300,268
Total majority stockholders’ equity	9,247,218	8,627,504	7,082,989	5,509,272	3,604,828
Other Financial Data:
Mexican Financial Reporting Standards:
Depreciation	323,727	196,307	130,829	66,626	27,050
Gross margin (6)	28.5%	31.9%	31.6%	30.4%	30.4%
Operating margin (7)	15.9%	20.8%	21.5%	20.4%	22.2%
Net margin (8)	8.6%	14.5%	10.7%	10.3%	13.5%
Other Financial Data:
Adjusted EBITDA (9)	4,351,923	4,031,097	3,173,119	2,151,208	1,392,043
Net debt (10)	6,596,753	1,513,305	1,245,825	2,196,822	73,842
Ratio of total debt to total stockholders’ equity	67.2%	37.8%	47.7%	58.9%	15.3%
Ratio of total debt to total assets	25.4%	15.4%	18.5%	23.5%	8.5%
US GAAP:
Gross margin (6)	30.1%	29.1%	29.6%	25.1%	24.6%
Operating margin (7)	14.1%	15.2%	19.1%	13.9%	13.2%
Net margin (8)	3.8%	12.0%	12.3%	10.2%	10.7%
Other Financial Data:
Adjusted EBITDA (9)	1,357,188	2,855,834	2,715,514	1,701,859	736,830

(1)     For US GAAP purposes, sales are recognized when title passes to the homebuyer and the homebuyer has the legal right to occupy the home, as opposed to the percentage-of-completion method of accounting used for MFRS purposes, under which we recognize income from homes we sell as we incur the cost of their construction. See (11) below for a discussion of certain accounting pronouncements not yet adopted.

(2)     Represents interest income, interest expense, monetary position gains and losses (for 2007, 2006, 2005 and 2004), valuation effects of derivative instruments and foreign exchange gains and losses.

(3)     Assumes all common shares are represented by ADSs. Each ADS represents six common shares. Any discrepancies between per share and per ADS amounts in the tables are due to rounding.

(4)     Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other (expenses) income, net under MFRS.

(5)     Interest capitalized as part of the cost of inventories is included in cost of sales under US GAAP and MFRS. Due to the application of MFRS D-6 during 2008 and 2007, the net comprehensive financing cost capitalized related to qualified assets for the same periods was Ps.1,250,080 and Ps.179,304, of which Ps.976,707 and Ps.119,286 related to inventories sold and subsequently were applied to cost of sales of the same periods, respectively. The average period for the amortization of the capitalized comprehensive financing cost is 6 months. The annual capitalization rates are 24.3% and 7.6%, respectively.

(6)     Represents gross profit divided by total revenues.

(7)     Represents operating income divided by total revenues.

(8)     Represents net income divided by total revenues.

(9)     Adjusted EBITDA is not a financial measure computed under Mexican or US GAAP. Adjusted EBITDA derived from our MFRS financial information means MFRS net income excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (which are composed of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss) including CFC capitalized to land balances that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA derived from our U.S. GAAP financial information means US GAAP net income excluding (i) depreciation and amortization; (ii) interest expense and monetary position gain or loss; and (iii) income tax expense. Adjusted EBITDA does not exclude interest income (Ps.63,141 in 2008, Ps.100,874 in 2007, Ps. 61,407 in 2006, Ps. 25,799 in 2005 and Ps. 19,085 in 2004).

Adjusted EBITDA under MFRS excludes the effect of CFC capitalized to land balances that is subsequently charged to cost of sales.  The Company’s computation of Adjusted EBITDA under US GAAP includes such expense in the computation of Adjusted EBITDA for all periods. Accordingly, the two computations are not comparable.

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represent a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance; and (iii) income tax expense and, for Adjusted EBITDA derived from our MFRS financial information, employee statutory profit-sharing expense.

Adjusted EBITDA is also a useful basis for comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure. You should review Adjusted EBITDA, along with net income and cash flow from operating activities, investing activities and financing activities, when trying to understand our operating performance. While Adjusted EBITDA may provide a useful basis for comparison, our computation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as reported by other companies, as each is calculated in its own way and must be read in conjunction with the explanations that accompany it. While Adjusted EBITDA is a relevant and widely used measure of operating performance, it does not represent cash generated from operating activities in accordance with MFRS or US GAAP and should not be considered as an alternative to net income, determined in accordance with MFRS or US GAAP, as an indication of our financial performance, or to cash flow from operating activities, determined in accordance with MFRS or US GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs.

Adjusted EBITDA has certain material limitations: (i) it does not include interest expense, which, because we have borrowed money to finance some of our operations, is a necessary and ongoing part of our costs and assisted us in generating revenue; (ii) it does not include taxes, which are a necessary and ongoing part of our operations; and (iii) it does not include depreciation, which, because we must utilize property and equipment in order to generate revenues in our operations, is a necessary and ongoing part of our costs. Therefore, any measure that excludes any or all of interest expense, taxes and depreciation and amortization has material limitations.

Reconciliation of Net Income to Adjusted EBITDA Computed from Our MFRS Financial Information

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of Mexican Ps., except as otherwise specified)
Net income	1,619,007	2,361,678	1,439,559	946,360	798,503
Depreciation	323,727	196,307	130,829	66,626	27,050
Net comprehensive financing cost	558,485	278,904	790,969	494,005	178,086
Amortization of backlog (intangible)	—	—	10,714	125,808	—
Amortization of Beta trademark	91,054	92,958	94,477	49,153	—
Employee statutory profit-sharing	70,768	30,684	36,728	10,354	9,507
Comprehensive financing cost capitalized and subsequently charged cost of sales	976,707	119,286	—	—	—
Income tax expense	712,175	951,280	669,843	458,902	378,897
Adjusted EBITDA	4,351,923	4,031,097	3,173,119	2,151,208	1,392,043

Reconciliation of Net Income to Adjusted EBITDA Computed from Our US GAAP Financial Information

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of Mexican Ps., except as otherwise specified)
Net income	567,782	1,667,234	1,632,577	841,792	471,062
Depreciation	323,727	196,307	130,829	66,626	27,050
Interest expense and inflation effect	85,926	173,719	47,631	49,653	9,503
Amortization of backlog (intangible)	—	16,747	58,397	296,445	—
Amortization of Beta trademark	91,054	92,958	94,477	49,153	—
Income tax expense	288,699	708,869	751,603	398,190	229,215
Adjusted EBITDA	1,357,188	2,855,834	2,715,514	1,701,859	736,830

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

Reconciliation of Total Debt to Net Debt Derived from Our MFRS Financial Information

	As of December 31,
	2008	2007	2006	2005	2004
	(In thousands of Mexican Ps., except as otherwise specified)
Current portion of long-term debt	1,342,880	185,211	13,781	11,183	443,070
Current portion of leases	89,255	68,187	8,704	7,588	—
Long-term debt	6,304,758	3,466,741	3,605,029	3,601,864	201,066
Total debt	7,736,893	3,720,139	3,627,514	3,620,635	644,136
Cash and cash equivalents	1,140,140	2,206,834	2,381,689	1,423,813	570,294
Net debt	6,596,753	1,513,305	1,245,825	2,196,822	73,842

(11)  In December 2008, IMFRS 14 was issued by the CINIF to complement Bulletin D-7’s regulation, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors. This Interpretation will be adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with its 2010 consolidated financial statements. Management is evaluating what effect this new accounting pronouncement will have on the Company’s results of operations and financial position. While differences in revenue recognition might still exist between MFRS and US GAAP upon the adoption of INIF 14, it is anticipated that the Company’s MFRS revenue recognition will more closely approximate its US GAAP revenue recognition at that time. The Company’s US GAAP revenue recognition is disclosed further in Note 28.

DIVIDENDS

A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount, and payment of dividends. Under Mexican law, dividends may only be paid from retained earnings and if losses for prior fiscal years have been recovered.

We have not paid dividends since we were formed in 1989 and we do not currently expect to pay dividends. We intend to devote a substantial portion of our future cash flow to funding working capital requirements and purchasing land following a conservative replacement strategy for land bank acquisitions. We may consider adopting a dividend policy in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax consideration, future prospects, and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of future debt instruments that may limit our ability to pay dividends. On April 29, 2009 the Company held its ordinary annual shareholders’ meeting, where shareholders renewed a share repurchase program for up to US$250 through market transactions.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on buying rates published by Bank of New York. All amounts are stated in pesos, and we have not restated the rates in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate (Ps. Per US$)
Years Ended December 31,	Low (1)	High (1)	Average (2)	Period- End
2004	10.79	11.66	11.29	11.15
2005	10.43	11.37	10.89	10.64
2006	10.43	11.49	10.90	10.84
2007	10.66	11.27	10.97	10.88
2008	9.92	13.94	11.14	13.77

Month Ended
December 31, 2008	13.09	13.83	13.42	13.77
January 31, 2009	13.33	14.33	13.88	14.33
February 29, 2009	14.13	15.09	14.61	15.09
March 31, 2009	14.02	15.41	14.65	14.21
April 30, 2009	13.05	13.89	13.40	13.80
May 31, 2009	12.88	13.82	13.19	13.18
June 26, 2009	13.16	13.64	13.38	13.34

(1)                 Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)                 Average of daily rates.

On June 26, 2009, Banco de México’s UDI conversion rate was Ps. 4.248334 per UDI.

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

•                     the Social Security and Services Institute Public Segment Workers’ Housing Fund, or FOVISSSTE (Fondo para la Vivienda y la Seguridad y Servicios Sociales para los Trabajadores del Estado ), which is financed primarily through mandatory contributions from the gross wages of public sector workers; and

•                     public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal, S.N.C., Institucion de Banca de Desarrollo), which is financed through its own funds as well as funds provided by the World Bank and a trust managed by Banco de México.

See “Item 4. Information on the Company— Business Overview—The Mexican Housing Market.”

The amount of funding available and the level of mortgage financing from these sources is limited and may vary from year to year.

These Mexican Housing Funds have significant discretion in terms of the allocation and timing of disbursement of mortgage funds. We depend on the availability of mortgage financing provided by these Mexican Housing Funds for substantially all of our sales of affordable entry-level housing, which represented 77.0% of our revenues and 77.0% of our operating income for 2008 and 77.3% of our revenues and 77.3% of our operating income for 2007.

Accordingly, our financial results are affected by policies and administrative procedures of INFONAVIT, FOVISSSTE, SHF, and a federal housing subsidy program, as well as by the Mexican government’s housing policy. The availability of mortgage financing granted by INFONAVIT and FOVISSSTE has increased significantly during the past six years as compared to historical levels, while financing from SHF has decreased due to a change in its policy in 2005. However, financing from SHF may increase due to a Mexican governmental policy initiative that promotes direct financing to Limited Purpose Financing Companies and Multiple Purpose Financing Companies (Sociedades Financieras de Objeto Limitado y Sociedades Financieras de Objeto Múltiple or “sofoles” and “sofomes”). This policy initiative was designed to help sofoles and sofomes continue lending despite liquidity constraints related to sofoles’ and sofomes’ exposure to mortgage backed securities. The Mexican governmental policy initiative may provide an additional source of future financing to Homex’s middle-income clients. The future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of INFONAVIT, the geographic allocation of mortgage financing, that could result in a decrease in our sales and revenues.

Disruptions in the operations of these Mexican Housing Funds, which could occur for any reason, may occur and result in a decrease in our sales and revenues. This year, disruptions included a delay in the disbursement of Federal Government subsidies in certain cities delaying the timing by which INFONAVIT commits to closing a transaction, and a slowdown in the collection process through FOVISSTE, who employs sofoles to make payments which result in delays in the payment process..

Decreases or delays in the amount of funds available from INFONAVIT, FOVISSSTE, SHF or other sources, or substantially increased competition for these funds, could result in a decrease in our sales and revenues. These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

The current administration of President Felipe Calderón has initiated a National Housing Program (Programa Nacional de Vivienda) 2007-2012, through which the government expects that Mexican Housing Funds will provide six million mortgages by 2012, mainly to low-income families. For 2009, the government believes that Mexican Housing Funds will provide 1.3 million residential mortgages.

A Slowdown in the Mexican Economy Could Limit the Availability of Private-Segment Financing in Mexico, on Which We Depend for Our Sales of Middle-Income Housing, Which Could Result in a Decrease in Our Sales and Revenues

One of our long-term strategies is to expand our operations in the middle-income and residential housing segments while maintaining our margins and without adversely affecting our financial condition. Our expansion into these markets depends on private segment lenders, such as commercial banks and Limited Purpose Financing Companies and Multiple Purpose Financing Companies (Sociedades Financieras de Objeto Limitado y Sociedades Financieras de Objeto Múltiple, or “sofoles” and “sofomes”), which provide a substantial majority of mortgage financing for the middle-income segment. The availability of private segment mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations. From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico. However, during the same period a number of sofoles were formed, serving the mostly middle-income market. Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand. However, unfavorable general economic conditions, such as the current recession and economic slowdown in the United States have begun to negatively affect the Mexican economy and the availability of private sector mortgage financing. As a result, commercial lenders have begun to change their criteria for mortgage origination. Additionally, sofoles and sofomes have begun to face liquidity constraints due to increased exposure to non-performing loans. As a result, our profitability could be reduced and financial performance could be negatively affected.

Our Strategy for Expansion in the Tourism/Resort Housing Market  may be Affected by a Slowdown in U.S. General Economic Conditions, Which Could Adversely Affect Our Business or Our Financial Results

The tourism/resort homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing, and interest rate levels. Adverse changes in any of these conditions, or in the markets where our targeted clients operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes in the tourism/resort housing markets, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition. However, the Company believes that the targeted customers will consist of an exclusive sector of senior U.S. and European residents, for whom the availability of financing is not a key requisite for purchasing a second home. Nonetheless, we anticipate a reduction in potential customers for this segment due to softer demand from our targeted customers related to the current recession and economic slowdown.

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

Increases in the Price of Raw Materials May Increase Our Cost of Sales and Reduce Our Net Earnings

The basic raw materials used in the construction of our homes include concrete, concrete block, steel, windows, doors, roof tiles and plumbing fixtures. Increases in the price of raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales and reduce our net earnings to the extent we are unable to increase our sale prices. It is possible that the prices of our raw materials will increase in the future.

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

Competition from Other Home Builders Could Result in a Decrease in Our Sales and Revenues

The home building industry in Mexico is highly competitive. Our principal competitors include public companies like Corporación GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V., URBI Desarrollos Urbanos, S.A.B. de C.V. and SARE, S.A.B. de C.V. Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land. Competition is likely to decrease as some smaller and medium-sized homebuilding companies in Mexico are experiencing limited growth opportunities due to: (1) their dependence on bridge loans and short-term credit lines; (2) increases in the range of 300 to 400 bps in these companies interest rates for short-term credit lines; and (3) tighter lending restrictions from commercial banks to renew existing credit lines. We may experience pressure to reduce our prices in certain regions if some of our competitors are forced to sell their inventory in distressed sales upon exiting the market. In addition, competitive conditions may prevent us from achieving our goal of increasing our sales volume, or result in a decrease in our sales and revenues.

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

Risk Factors Related to Mexico

We Face Risks Related to Health Epidemics and Other Outbreaks

Our business could be adversely affected by the effects of any epidemic or contingency. In April 2009, an outbreak of Influenza AH1N1 flu occurred in Mexico and the United States and there have been recent cases in China and elsewhere in Asia. Any prolonged occurrence or recurrence or other adverse public health developments in Mexico may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could disrupt our operations, and a general slowdown in the Mexican economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any type of epidemic.

Adverse Economic Conditions in Mexico May Result in a Decrease in Our Sales and Revenues

We are a Mexican company with substantially most of our assets located in Mexico and all of our revenues derived from operations in Mexico. As such, our business may be significantly affected by the general conditions of the Mexican economy.

Mexico experienced a period of slow growth from 2001 through 2003 primarily as a result of the downturn in the U.S. economy. In 2005, GDP grew by 3% and inflation decreased to 3.3%; in 2006, GDP grew by 4.5% and inflation increased to 4.1%; in 2007, GDP grew by 5.6% and inflation decreased to 3.7%; and in 2008, GDP grew by 1.3% and inflation increased to 6.5%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federación) averaged approximately 7.00%, 7.44% and 7.97% for 2006, 2007 and 2008, respectively. Accordingly, if we incur peso-denominated debt in the future, it could be at high interest rates.

As a consequence of the global recession and economic slowdown during 2008, the Mexican economy entered into a recession.  In Mexico, GDP growth during the first three months of 2009 contracted 8.2% compared to the first three months of 2008.  As of April 30, 2009, twelve-month accumulated inflation had increased to 6.2% compared to 4.5% during the same period in 2008. As a consequence, consumer confidence decreased to an eight-year low of 82.1, with a corresponding impact on consumption. The current recession could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand.  These factors could result in a decrease in our sales and revenues.

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

Elections for the Mexican Senate, House of Representatives and for the governorship of certain states of the Republic are scheduled for July 5, 2009.  No political party in Mexico has a majority in the Congress or Senate. The lack of a majority party in the legislature, the potential lack of alignment between the legislature and the President and any changes that result from the congressional elections could result in instability or deadlock, and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business.

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

Future Sales of Our Shares by Our Principal Shareholders May Result in a Decrease in the Prices of Our Securities

Our principal shareholder, the de Nicolás family, holds 35% of our outstanding share capital. Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange. Our principal shareholders are not subject to any contractual restrictions that limit their right to dispose of their common shares.

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

In addition, Mexican law and our bylaws require shareholders to provide evidence of their status as shareholders through INDEVAL’s depositors’ list in order to attend shareholders’ meetings. ADS holders will not be able to meet this requirement and are therefore not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the common shares underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the common shares.

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

ITEM 4.       Information on the Company.

BUSINESS OVERVIEW

HISTORY AND DEVELOPMENT

Desarrolladora Homex, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) registered in Culiacán, Sinaloa, Mexico under the Mexican Companies Law ( Ley General de Sociedades Mercantiles ) on March 30, 1998 with an indefinite corporate existence. Our full legal name is Desarrolladora Homex, S.A.B. de C.V. Our principal executive offices are located at Boulevard Alfonso Zaragoza M. 2204 Norte, Fraccionamiento Bonanza, 80020 Culiacán, Sinaloa, Mexico. Our telephone number is +52 (667) 758-5800. Our legal domicile is Boulevard Alfonso Zaragoza Maytorena 2204 Norte, 80020 Culiacán, Sinaloa, Mexico.

Our Company traces its origins to 1989 and established its current structure in 1998. Beginning in 1999, various strategic investors and, in 2002, Equity International Properties, Ltd., or EIP, an entity affiliated with Equity Group Investments, L.L.C., or EGI, an investment company founded by Samuel Zell, chairman of EIP, made equity investments in our Company. These strategic investors assisted us to develop and refine our operating and financial strategies. On June 29, 2004 we obtained financing through a public equity offering and dual listing on the Bolsa Mexicana de Valores and the New York Stock Exchange. Since our initial public offering, our annual revenues have grown 218%, and we have expanded our operations into three states and four cities in México, as well as two countries internationally.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments. In 2008 we spent Ps.564 million on capital expenditures, primarily to purchase construction equipment and to support growth and to partially fund our corporate headquarters. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Our Company

We are a vertically-integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and upper-income housing in Mexico. During 2008, we sold 57,498 homes, an increase of 11.3% over 2007, when we sold 51,672 homes, an increase of 17.1% over the 44,132 homes we sold in 2006. As of December 31, 2008, we had

112 developments under construction in 32 cities located in 20 Mexican states. We had total land reserves under title of approximately 79.3 million m(2) as of December 31, 2008, on which we estimate we could build approximately 358,011 affordable entry-level homes, approximately 30,713 middle-income homes and approximately 1,403 homes for the tourism and resort market.

We believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations as of December 31, 2008 in 32 cities located in 20 Mexican states. Furthermore, our sales are not concentrated in a limited number of areas as compared to our competitors. In 2008, 35% of our revenues were derived from the Mexico City Metropolitan Area.

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

Our Products

Mexico’s developer-built housing industry is divided into three tiers according to cost:  affordable entry-level, middle-income, and residential. We consider affordable entry-level homes to range in price between Ps.195,000 and Ps.540,000 (US$14,157 and US$39,205); middle-income homes to range in price between Ps.541,000 and Ps.1,885,000 (US$39,277 and US$136,854); and residential homes to have a price above Ps.1,885,000 (US$136,854). We currently focus on providing affordable entry-level and middle-income housing for our customers. For 2008, we launched a new market focused on houses in tourist and resort areas. This housing ranges in price between US$450,000 and US$750,000.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2008, our affordable entry-level homes had an average sale price of approximately Ps.276,000 (US$20,038). A typical affordable entry-level home consists of a kitchen, living, dining area, one to three bedrooms, and one bathroom. We are able to deliver a completed affordable entry-level home in approximately 7 to 10 weeks from the time a homebuyer obtains mortgage approval. Currently, our largest affordable entry-level housing developments are located in the cities of Guadalajara, Monterrey, Nuevo Laredo, Tijuana, Puebla and the State of Mexico.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2008, our middle-income homes had an average sale price of approximately Ps. 817,000 (US$59,316). A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. We are able to deliver a completed middle-income home in approximately 12 to 16 weeks from the time a homebuyer obtains mortgage approval. In response to continued demand for middle-income housing in Mexico and financing available through INFONAVIT’s and FOVISSSTE’s cofinancing products, we launched twelve new middle-income developments in twelve cities in 2008. In 2008, 23.0% of our revenues were attributable to sales of middle-income housing compared to 22.6% in 2007.

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

During 2008 the tourism division did not contribute to the Company’s consolidated revenues.

Land Reserves

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing. Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development. We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, include sewage, roads and electricity in keeping with a purchase price that will maximize margins within the limits of available mortgage financing. We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine whether it is suitable for construction. We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow. Historically, our total land reserves fluctuated between 36 to 42 months of future home deliveries depending upon the time of year. During the second half of 2008, the Company increased its land inventory to 5.5 years of future home deliveries by pursuing land investment opportunities.

As of December 31, 2008, we had total land reserves under title of approximately 79.3 million m(2), which includes both the titled land and land in process of being titled. This is equivalent to 390,127 homes, of which 358,011 will be in the affordable entry-level segment, 30,713 in the middle-income segment and 1,403 in the tourism/resort housing market. For 2009, we anticipate minimizing investments by following a conservative replacement strategy for land bank acquisitions.

Our Relationship with Equity International Properties, Ltd.

Beginning in 2002, EIP became a major investor in Homex. However, EIP has been reducing its ownership position in the Company. On February 1, 2008 EIP sold 5.1% (17.1 million common shares) of Homex common stock to the de Nicolás family, who are Homex’s founders. On April 25, 2008, pursuant to the liquidation plans for EIP’s investment fund, EIP decided to sell the remainder of its stake in Homex, and sold approximately 11.0 million common shares in private transactions. As of March 31, 2009 EIP had an ownership interest equivalent to 1.0% of the Company’s common shares.

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

Efficient Working Capital Management

Our standardized processes allow us to time the construction and delivery of our homes and payment to our suppliers efficiently, which has allowed us to reduce our borrowing needs and minimize working capital requirements. We do not commence construction on a development stage until prospective buyers representing at least 10% of the planned number of homes in that stage have qualified to receive mortgage financing. We seek to maintain a short construction period of less than 10 weeks for affordable entry-level housing and less than 16 weeks for middle-income housing by using our systems to maximize the efficiency of our standardized methods. This speed allows us to maximize our working capital by minimizing overhead and coordinating payables with receivables, which greatly reduce our borrowing needs, and to minimize our costs.

Geographic Diversification

We believe that we are one of the most geographically diversified housing development companies in Mexico. As of December 31, 2008, our operations included 112 developments in 32 cities located in 20 Mexican states, which represent 74.4% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informática). Many of our developments are located in markets where no major competitors currently operate. For instance, our sales are not concentrated in limited areas as compared to our competitors. In 2008, 35% of our revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 8% in Guadalajara, the second-largest city. The remaining revenues originated in 30 cities. We believe that this geographic diversification reduces our risk profile as compared to our less-diversified competitors.

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, co-founded Homex’s predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993. Our senior management team is comprised of executives with an average of 15 years’ experience in their respective areas of responsibility. Senior management owns an aggregate of 29.45% of our common shares. Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers. Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Focus on the Affordable Entry-Level Segment

Our affordable entry-level segment continues to succeed primarily due to the availability of mortgage financing provided by the main mortgage suppliers in Mexico: INFONAVIT and FOVISSSTE which provided mortgage financing for 494,073 and 90,140 mortgages during 2008 respectively. Additionally, we continue to experience high demand for affordable entry-level homes in Mexico due to the large deficit of housing stock, a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home. In Mexico, ninety percent of the population earns a monthly income of approximately Ps. 6,000 making an affordable entry-level home valued at Ps. 400,000 an affordable option. Our focus and expertise in the affordable entry-level segment has enabled us to increase our market share compared to our competitors. As of December 31, 2008 our market share had increased to 32.4% compared to 31.9% for the previous year. Additionally 90.8% of the homes that we sold during 2008 fell into the affordable-entry level category.

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

Focus on Growth Consolidation and High-Return Opportunities

Our strategy is to consolidate our growth and to identify and target high-return opportunities such as middle-income home sales. For the year ended December 31, 2008, 23.0% of our revenues came from middle-income home sales as compared to 22.6% in the same period in 2007. We have developed an operating model that we believe allows us to enter underserved markets quickly and efficiently in order to take advantage of attractive opportunities offered by increased availability of public and private segment mortgage financing.

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

In October 2008, the Company started construction of the model homes and initial infrastructure at Cancún and Los Cabos in order to commence sales efforts for the first stage of these developments. Nonetheless, we anticipate a reduction in potential customers for our tourism market due to softer demand from our targeted customers related to the current recession and economic slowdown in the United States, Canada and Europe. As a result of the expected decrease in demand, the Company has adjusted its strategy and cut costs in order to remain profitable by subcontracting  out its sales employees, reducing the number of administrative personnel, streamlining the phases for approval of customer financing and increasing the density of our tourism projects.  However, the sharp decline in the value of the Peso compared to the U.S. Dollar, Canadian Dollar and Euro during the final quarter of 2008 may have the effect of increasing demand for this segment by making Mexico more attractive to foreigners.

Tourist developments have not seen significant growth during 2009. In particular, development of the Puerto Vallarta project located in the Nayarit Riviera is currently on standby due to the current recession and economic slowdown, although we expect to begin development of this project during 2010.

Maintain Appropriate and Balanced Land Reserves

Our ability to identify, acquire and improve land is critical to our success. Because the success of our operations depends, among other things, on managing our reserves efficiently, we continually review our portfolio and seek new development opportunities. During the second half of 2008, the Company increased its land inventory to 5.5 years of future home deliveries by pursuing land investment opportunities. For 2009, we anticipate minimizing investments by following a conservative replacement strategy for land bank acquisitions.

We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale. As of December 31, 2008, we had total land reserves under title of approximately 79.3 million m(2), which includes both the titled land and land in process of being titled. This is equivalent to 390,127 homes, of which 358,011 will be in the affordable entry-level segment, 30,713 in the middle-income segment and 1,403 in the tourism/resort housing market.

Continue to Build and Contribute to Successful Communities

We seek to foster brand loyalty by enhancing the quality and value of our communities through building spaces for schools, day-care facilities, parks and churches, and by providing other social services to residents of the housing we develop. We are committed to fulfilling our customers’ needs by responding to and meeting their demands. In 2008, we responded to our clients’ needs by launching a customization program that allows our clients to choose from a full array of custom options, which are included in the home purchase price, adding a personal touch to clients’ homes. At the same time, we seek to become the best employer to our employees through training and educational opportunities. We seek to hire and keep talented employees and invest in training our workforce at all levels by offering programs such as middle-school equivalency courses for our construction laborers. We are committed to becoming the best customer to our suppliers by offering various payment alternatives and opportunities for cooperative growth, and through our factoring structure and other initiatives, including electronic ordering and payment systems. We believe that these factors make us a preferred home builder, employer and customer and ultimately enhance our overall business.

Mold Construction System

During 2007, the Company acquired cutting-edge construction technology based on aluminum molds; which it will use in some, but not all, of its projects. This new technology will improve the efficiency of the construction process. Among the advantages of the new molds are:

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

As of December 31, 2008 we had used this technology in the construction of 25,874 homes. The Company intends to continue using this technology in the future.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tapachula in the south, which represent 20 states and 32 cities as of December 31, 2008. In 2008, 35% of our revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 8% in Guadalajara, the second-largest city. The remaining revenues were originated in 30 cities.

We operate in geographically diverse markets throughout Mexico, including 112 developments in 20 states and 32 cities as of December 31, 2008, which states represent 74.4% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadística, Geografia e Informática). In 2008, 35% of Homex’s revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 8% in Guadalajara, the second largest city. The remaining revenues were originated throughout 30 cities. As a diversified homebuilder our national footprint covers: 1) capital cities, where we benefit from a stable demand from government employees; 2) industrial cities, including Puebla, Monterrey, Guanajuato, Saltillo and Chihuahua, where we benefit from Mexico’s export-oriented economy; and 3) tourism and service-oriented cities. During 2008, México’s service sector accounted for 60% of the country’s GDP, as the industry employs approximately 58% of the active population. Our geographic diversity within México has enabled the Company to mitigate our risk exposure to any one region.

We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.

Total Homes Sold

The following table sets forth information on our historical sales by state. During 2005, 89.3% and 10.7% of the homes we sold were affordable entry-level and middle-income, respectively; during 2006, 90.5% and 9.5% of the homes we sold were affordable entry-level and middle-income, respectively, during 2007, 90.4% and 9.6% of the homes we sold were affordable entry-level and middle-income, respectively, and during 2008, 90.8% and 9.2% of the homes we sold were affordable entry-level and middle-income, respectively.

	Years Ended December 31,
	2008		2007		2006		2005
State	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- Income	Affordable entry-level	Middle- income
Baja California	3,509	355	2,810	387	2,170	423	1,682	350
Baja California Sur	2,165	520	2,514	733	1,188	178	894	33
Chiapas	2,127	297	1,071	287	1,369	192	1,126	—
Chihuahua	219	122	188	62	481	96	562	37
Coahuila	641	—	—	—	—	—	—	—
Guanajuato	453	32	1,236	—	209	134	376	637
Estado de México	19,842	1,688	15,815	1,224	15,666	554	6,403	715
Guerrero	1,030	686	956	467	1,321	5	759	—
Hidalgo	—	53	—	263	—	161	156	93
Jalisco	7,745	769	8,090	582	9,623	1,147	5,184	926
Michoacán	983	1	890	—	646	323	821	105
Nuevo Leon	3,704	30	4,532	—	2,834	—	3,394	—
Oaxaca	—	—	64	—	467	—	273	—
Puebla	942	—	2,360	—	—	82	—	—
Querétaro	1,284	—	—	—	—	—	—	—
Quintana Roo	331	—	—	—	—	—	—	—
Sinaloa	3,442	174	1,641	160	1,356	331	2,146	238
Sonora	535	292	341	379	375	153	968	13
Tamaulipas	621	—	714	58	427	306	2,188	244
Veracruz	2,636	270	3,468	380	1,808	107	1,271	—
Total	52,209	5,289	46,690	4,982	39,940	4,192	28,203	3,391

THE MEXICAN HOUSING MARKET

We have obtained the following information from public sources, including publications and materials from the Mexican Ministry of Social Development, or SEDESOL (Secretaría de Desarrollo Social), the Mexican Population Council, or CONAPO (Consejo Nacional de Población), INEGI, INFONAVIT, SHF, the Mexican Home Building and Development Industry Chamber of Commerce, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de la Vivienda), CONAVI (Comisión Nacional de Vivienda) and SOFTEC, S.C. We have not independently verified any of the information provided in this section.

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

According to INEGI, Mexico had a population of approximately 103.5 million in 2005, or approximately 25.1million households. CONAPO estimates that there will be approximately 27.5 million households by 2009, approximately 28.1 million by  2010, and approximately 31.1 million by 2015.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s. The children born during this boom are contributing to the current increased demand for housing. The target consumer group for our homes is typically between 25 and 50 years old. In 2008, the 25-54 year-old age group represented approximately 38.3 million people or 37% of Mexico’s population. CONAPO estimates that by 2020, this age group will represent 44 million or 38% of Mexico’s population. The growth of this group is expected to contribute to increased housing demand in Mexico.

Housing Supply

In 2006, CONAVI’s housing statistics indicated there was a shortage of 4.4 million homes in Mexico. This figure included the need for:

•                       2.1 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•                       2.3 million substandard homes in need of extensive repair and possible replacement.

CONAVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 633,742 units per year into the near future. To address the immediate shortage of million homes as well as the anticipated new demand, the Mexican government has committed to financing and/or building at least 1.3 million units a year in 2009.

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

The mission of INVI is to satisfy the need for housing of families with limited economic resources located in the Federal District through the granting of mortgages for affordable entry-level homes, with the goal of creating 200,000 new housing units in the years 2007-2012. The Company entered into contracts of Ps. 298,620 during 2008 with this institution.

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

Mexico’s developer-built housing market is categorized in the table below:

Housing Market Segments

Segment	Cost	Size	Characteristics
Affordable entry-level	Between Ps.195,000 and Ps.540,000 (US$14,157-US$39,205)	45 m2-76 m2 (484 sq. ft. -818 sq. ft.)	Kitchen; living, dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	Between Ps.541,000 and Ps.1,885,000 (US$39,277-US$136,854)	76 m2-172 m2 (818 sq. ft.-1,851 sq. ft.)	Kitchen, family room, living, dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	More than Ps.1,885,000 (US$136,854)	more than 172 m2 (1,851 sq. ft.)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Tourism	Between US$450,000 and US$750,000	Between 1,500 sq. ft. and 2,150 sq. ft.	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

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

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via Mexican Housing Funds in the affordable entry-level segment. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period, the government authorized sofoles, which underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private segment lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing has continued to grow as a result of Mexican government policies. President Calderón’s administration’s goal is to finance six million mortgages during his administration. As of 2008, 3.2 million mortgages have already been financed, satisfying 51% of the administration’s goal. Out of the 3.2 million mortgages that have been financed, 66% are related to mortgages granted for new homes. President Calderón’s administration has supported four objectives for the homebuilding industry originally set forth by President Fox:

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

Recently, the Mexican government implemented a new program to meet the housing needs of families in the very low end of the economic spectrum, a sector of the population whose monthly income would otherwise be insufficient for them to be able to afford the lower valued homes in the market. This program demonstrates the commitment of the Mexican Federal government to improving the quality of life for families in Mexico by providing affordable housing.

According to CONAVI, for the year ended December 31, 2008, 1,084,333 mortgages were granted by the Mexican Housing Funds.

The current President, Felipe Calderón, has indicated that he will continue to support and promote the housing industry on three main lines: urban development, very affordable housing through the federal housing subsidy program for low income families, and home improvement. His administration’s goal is for the Mexican Housing Funds to provide six million mortgages by 2012.

Sources of Mortgage Financing

Principal sources providing mortgage financing for Mexico’s housing market are:

•                     mortgage providers financed by mandatory employer or member contributions to public funds, including INFONAVIT & FOVISSSTE, serving private and public segment employees;

•                     SHF, which provides financing to credit-qualified homebuyers through financial intermediaries such as commercial banks, sofoles and sofomes through funds from the World Bank, the Mexican government, and its own portfolio;

•                     commercial banks and sofoles using their own funds; and

•                     direct subsidies from public housing agencies and state housing trusts, including the Mexican Fund for Popular

Housing, or FONHAPO (Fideicomiso Fondo Nacional de Habitaciones Populares).

According to CONAVI, these mortgage providers originated 1,084,333 home mortgages in 2008 from which 716,915 mortgages were granted for new homes.

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

INFONAVIT is phasing in a requirement that mortgage loan applicants make a down payment of between 5% to 10% of a home’s total value, depending on price. The total loan amount may equal 100% of the cost of a home up to a maximum of 350 times the monthly minimum wage. Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions by employers. INFONAVIT generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income.

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

In 2007, INFONAVIT inaugurated a new program called Cofinanciamiento, or Cofinavit, which is meant to assist high-income borrowers in a manner similar to the Apoyo INFONAVIT program. This program enables Cofinavit customers to obtain a mortgage loan granted by INFONAVIT in conjunction with a commercial bank or a sofol. In addition, the customers can use their individual contributions in their INFONAVIT accounts as part of the financing or as collateral for the mortgage loan.

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

Early in 2009, INFONAVIT launched a guarantee program (Garantía Infonavit) designed to provide assistance to borrowers who have lost their job, borrowers who have had their wages decreased, and borrowers suffering economic difficulties due to age or sickness. The program provides mortgage relief to borrowers who have lost their jobs by: (1) allowing for a one-year grace period with no interest or principal payment; (2) providing partial unemployment insurance, where borrowers pay a minimum required payment of 10.64 times the daily minimum wage in Mexico City and receive a 50% discount on their accrued interest payments; and (3) providing a payment protection program, where borrowers pay a minimum fee of 2% of their monthly mortgage and are protected for up to 6 months every 5 years. The guarantee program also provides relief to borrowers who have had their wages reduced by allowing these borrowers to take advantage of mortgage payment reductions of up to 25% monthly, reductions corresponding to the borrowers’ new salary, and other adjustments depending on the borrowers’ individual circumstances. Additionally, the guarantee program provides assistance to borrowers seeking to prepay their mortgages by offering a 30% discount for prepayment of mortgages entered into prior to July 31, 1995, a 10% discount for mortgages in good standing that are at least two years old.

INFONAVIT provided approximately 35.2% of all home mortgage financing in Mexico during the year ended December 31, 2008.

INFONAVIT has made a commitment to provide 450,000 new mortgages in 2009. In addition, this agency has agreed to guarantee mortgage loans granted to employees by commercial banks and sofoles in the case of job loss. INFONAVIT expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private segment, and implementing a voluntary savings program. INFONAVIT has also recently continued securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

The forecasted INFONAVIT lending goal for 2009-2013 period has been recently announced as follows:

Year	Mortgages
2009	450,000
2010	500,000
2011	550,000
2012	600,000
2013	600,000

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

FOVISSSTE generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately Ps.504,533 (US$36,616). Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions.

FOVISSSTE provided approximately 6.4% of all home mortgage financing in Mexico during the year ended December 31, 2008.

SHF

SHF was created in 2002 as a public sector development bank. SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and sofoles. In turn, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks, sofoles and sofomes (which in turn make direct bridge loans to developers). As of September 1, 2004, however, SHF provided funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately US$50,613 as of December 31, 2008). In lieu of funding bridge loans for homes with a higher purchase price of up to UDI 500,000 (approximately US$151,838 as of December 31, 2008), SHF will provide guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes. Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (approximately US$151,838 as of December 31, 2008). Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately US$45,551 as of December 31, 2008) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual mortgage loans. In terms of total homes financed, SHF (through commercial banks and sofoles) provided approximately 9.1% of all home mortgage financing in Mexico during the year ended December 31, 2008.

In connection with its mortgage financing operations, SHF also took an active role in issuing mortgage backed securities (Bonos Respaldados Por Hipotecas or “BORHIS”) as well as market making in these securities during 2008.  In addition, SHF reviews issuances of BORHIS to ensure that they comply with market eligibility requirements and criteria, and provides information and analysis regarding historical information, risk of default, and market evolution concerning BORHIS issuances. By engaging in market-making activities and providing mortgage financing to underserved segments of the population, SHF also provided liquidity to the Mexican housing market. Additionally, SHF has committed to focus its strategy on the promotion of Self-Sustainable Housing Environments (Desarrollos Urbanos Integrales Sustentales or “DUIS”) and in the re-population of urban areas.

Commercial Banks, Sofoles and Sofomes

Commercial banks generally target the middle-income and residential markets while sofoles generally target the affordable entry-level housing market and a portion of the middle-income housing market using SHF financing, and the balance of the middle-income housing market as well as the residential housing market using other sources of funding. Sofoles and sofomes provide mortgage loans to borrowers using funds from securities offerings on the Mexican stock market, loans from Mexican and foreign lenders, their own portfolios, and public agencies such as SHF. They are not allowed to accept deposits from the public.

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

Commercial bank, sofol and sofom mortgage loans are typically available for housing ranging from the upper tier of the affordable entry-level segment through the residential segment. Nevertheless, during 2008 homebuyers qualifying for these private segment mortgages were generally assumed to be those purchasing homes with a value in excess of Ps.250,000 (US$18,144). Private segment lenders require down payments of approximately 20% of a home’s total value and make loans at fixed or variable annual interest rates based on the consumer index and inflation.

Commercial bank, sofol and sofom mortgage loans generally mature in 10 to 30 years, and payments are sometimes adjusted for increases in the monthly minimum wage and rates of inflation.

Commercial banks, sofoles and sofomes provided approximately 14.7% of all home mortgage financing in Mexico during the year ended December 31, 2008.

Other Public Housing Agencies

Other public housing agencies such as FONHAPO, CONAVI and OREVIS (Organismos Estatales de Vivienda), operate at the federal and local levels and target mainly non-salaried workers earning less than 25 times the minimum annual wage, often through direct subsidies. These agencies lend directly to organizations such as state and municipal housing authorities, housing cooperatives, and credit unions representing low-income beneficiaries, as well as to individual borrowers. Financing is made available to both the self-built and developer-built markets. The total amount of available funds depends on the Mexican government budget.

Other public housing agencies provided approximately 34.6% of all home mortgage financing in Mexico during the year ended December 31, 2008.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including publicly traded companies like Corporación GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V, SARE, S.A.B. de C.V. and URBI Desarrollos Urbanos, S.A.B. de C.V.

All things considered, we estimate that approximately 2,000 different companies operate approximately 5,097 new home developments in Mexico at any one time. The following table sets forth the approximate operating information of the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2008 Home Sales	2008 Sales (millions of Ps.)	Location in Mexico
GEO	51,879	17,453	National
URBI	42,844	15,003	North, Mexico City and Guadalajara areas
ARA	20,972	8,912	National
SARE	11,377	4,626	Mexico City region

Source: Companies’ 2008 fourth quarter financial releases.

We believe that we are well-positioned to capture future growth opportunities in the affordable entry-level and middle-income housing segments because of our principal business strengths and strategies, as described above.

Seasonality

The Mexican affordable entry-level housing market experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE. The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year. Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter. We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified homebuyer in a particular development. Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters. We budget the majority of our purchases for the second half of the year to coincide with peak cash flows. We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future. Mortgage commitments from commercial banks, sofoles and sofomes for middle-income housing are generally not subject to significant seasonality. We do not expect significant changes in the overall seasonality of our results.

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

Sales

In general, we make sales either at sales offices or model homes. Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand. As of December 31, 2008, we operated 95 sales offices, one in each of the developments we have established. Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers. We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products. We provide the same information through trained corporate sales representatives at model homes. During 2005 we changed our method of compensating our sales agents to an exclusively performance-based commission method, typically 1.8% of the total home price.

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

During 2007, the Company acquired cutting-edge construction technology based on aluminum molds; this new technology will improve the efficiency of the construction process. Among the advantages are the shorter construction time; better quality and reduced reprocessing; re-use of the same mold for several prototypes of homes, with an estimated life of 2,000 usages per mold; versatility, because the molds permit construction ranging from simple floors to apartment buildings using the same system; labor savings; compatibility among international suppliers; eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber; and durability, due to the use of concrete. As of December 31, 2008 we had used this technology in the construction of 25,874 homes.

Materials and Suppliers

We maintain strict control over our building materials through a sophisticated electronic barcode identification system that tracks deliveries and monitors all uses of supplies. In general, we reduce costs by negotiating supply arrangements at the corporate level for the basic materials used in the construction of our homes, including concrete, concrete block, steel, windows, doors, roof tiles, and plumbing fixtures. We take advantage of economies of scale in contracting for materials and services in every situation and seek to establish excellent working relationships with our suppliers. In order to better manage our working capital, we also arrange lines of credit for many of our suppliers through a factoring program sponsored by Nacional Financiera, S.N.C., or NAFINSA, a Mexican government-owned development bank, as well as certain additional financial institutions. We guarantee a portion of the financing provided to some of our suppliers for materials we buy from them during construction and repay these lenders directly with funds received when homes are delivered, which allows us to ensure suppliers are paid on time while minimizing our need to secure construction financing.

Our main suppliers include Cemex, S.A. de C.V., Lámina y Placa Comercial, S.A. de C.V., Aceros Turia, S.A. de C.V., Aceros de Toluca, S.A. de C.V., Electroferretera Orvi, S.A. de C.V., Distribuidora Jama, S.A. de C.V., KS Tubería, S.A. de C.V., Prefabricados y Sistemas, S.A. de C.V., Industrial Bloquera Mexicana, S.A. de C.V., Sanitarios Azulejos y Recubrimientos, S.A. de C.V., Mexicana de Laminación, S.A. de C.V., Coacero, S.A. de C.V., Aceros el Arbol, S.A. de C.V., Grupo Forestal el Nayar, S.A. de C.V., Materiales para Construcción los Grandes, S.A. de C.V., Distribuidora de Acero Comercial, S.A. de C.V., Armasel, S.A. de C.V., Distribuidora Tamex, S.A. de C.V., Masonite de México, S.A. de C.V., Termoplásticos del Centro, S.A. de C.V. and Logística Distribución y Servicios, S.A. de C.V.

Substantially all of the materials that we use are manufactured in Mexico and are delivered to our sites from the supplier’s local facilities on a time-efficient basis designed to keep low levels of inventory on hand. Our principal materials and supplies are readily available from multiple sources and we have not experienced any shortages or supply interruptions.

Labor

As of December 31, 2008 we had a total of approximately 17,280 employees, of whom 17,251 were employed in Mexico and 29 were employed in India. Our total employees for the years ended 2007 and 2006 were 15,127 and 11,948 respectively. The Company did not have any employees outside Mexico for the years ended December 31, 2007 and 2006. Approximately 5,524 of our employees as of December 31, 2008 were administrative and managerial personnel.

We hire local labor forces for specific housing developments in each region that we operate in, as well as experienced in-house personnel for supervisory and highly skilled work. We have an efficient information technology system that controls payroll costs. Our systems, using bar-coded identification cards, track the number of tasks completed by each employee according to the parameters of our modular construction designs, assign salaries according to tasks and homes completed, and award incentives for each stage of the development based on team performance. We also streamline governmental and social security costs for our workforce using a strict attendance control system that captures information fed via our system through workers’ identification cards.

We have implemented programs throughout Homex to assist our employees in obtaining elementary and middle-school equivalency degrees. We believe that these programs enhance our ability to attract and retain high quality employees. In 2004, 2005, 2007 and 2008 we were named as one of the top 100 “Great Places to Work” in Mexico by the Great Place to Work Institute, which is based in the United States.

As of December 31, 2008, approximately 42% of our construction employees were members of a national labor union of construction workers. The economic terms of our collective bargaining agreements are negotiated on an annual basis. All other terms and conditions of these agreements are negotiated every other year. We believe that we have an excellent working relationship with our workforce. We have not experienced a labor strike or any significant labor-related delay to date.

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

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors that covers the claims related to the quality of their work. We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires. Generally, the warranty period lasts for one year after the contractors complete their work and covers any visible or hidden defect. We believe that at December 31, 2008 we had no unrecorded losses with respect to these warranties.

Community Services

We seek to foster brand loyalty after construction is complete, by strengthening community relations in the developments we build. As part of agreements with potential customers and governmental authorities, we donate land and build community infrastructure such as schools, day-care centers, churches, and green areas, often amounting to 10% to 15% of the total land area of the developments we construct. For a period of 18 months, we also provide for community development specialists to assist in promoting community relations in certain developments by organizing neighborhood events such as competitions for beautiful homes and gardens.

International Investments

In March 2008, the Company set up a subsidiary in India, Homex India Private Limited (formerly known as Daksh Builders and Developers Private Limited), through which it intends to develop land for the construction of affordable entry-level and middle-income housing. The Company has complied with the applicable Indian investment laws, which require that our subsidiary maintain adequate capital in the amount of US$10 million. During 2008, our subsidiary cancelled its intended investment in the state of Jammu and Kashmir and is currently evaluating several other projects. As of December 31, 2008 the company had 29 employees in India, all of whom are administrative. These employees assist the company in evaluating the feasibility of other projects in the region.

In November 2008, the Company resolved to initiate operations in Brazil and reached an agreement with its original partner to acquire its equity share in Homex Brasil Empreendimentos e Participacoes, Ltda. In April 2009, the Company started its first pilot project in the city of San Jose dos Campos, an industrial city near Sao Paulo. The initial phase of the project will consist of 700 affordable entry-level units of an average price of US$33,000.

Effective September 2007, Homex owns 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, an associated company located in Cairo, Egypt that performs construction and development of entry-level and middle-income housing in Egypt. Assets and revenues from this associated company are not material to the consolidated financial position and statement of operations.

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

The Risk Management Committee ensures, on behalf of the Executive Board, that risks are identified and assessed continuously across functions and processes. It is responsible for the system’s constant further refinement and for verifying its effectiveness. It reports to the board of directors. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Company’s risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal audit department.

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

•       the Federal Mortgage Society Organizational Law (Ley Orgánica de la Sociedad Hipotecaria Federal), which encourages the development of the primary and secondary home mortgage markets by authorizing SHF to grant home mortgage loans pursuant to the Federal Mortgage Society General Financing Conditions (Condiciones Generales de Financiamiento de Sociedad Hipotecaria Federal), which regulate the general terms and conditions on which these loans may be granted.

•       the Mexican Federal Consumer Protection Law (Ley Federal de Protección al Consumidor), which promotes and protects consumer rights and seeks to establish equality and legal certainty in relationships between consumers and commercial suppliers.

Environmental

Our operations are subject to the Mexican General Environmental Protection Law (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the Mexican General Waste Prevention and Management Law (Ley General para la Prevención y Gestión Integral de los Residuos), and the related regulations. The Mexican Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) and the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente) are the federal government authorities responsible for enforcing environmental regulations in Mexico, including environmental impact studies, which are required for obtaining land-use permits, investigations and audits, as well as to provide guidelines and procedures regarding the generation, handling, disposal and treatment of hazardous and non-hazardous waste.

We are committed to conducting our business operations in a manner that minimizes their environmental impact. Our business processes include procedures that are intended to ensure compliance with the Mexican General Environmental Protection Law, the Mexican General Waste Prevention and Management Law, and the related regulations. In accordance with these laws, we build our homes with aluminum mould metal instead of wooden beams and treat waste water. We plant trees on the land of homes we sell and provide seedlings on land that we donate to our communities. Our internal teams conduct environmental studies for each project and produce environmental reports that are intended to identify environmental issues and assist in project planning in order to minimize adverse environmental effects, such as limiting the felling of trees during the process of urbanizing rural land for use in our developments. Our costs include the cost of complying with applicable environmental regulations. To date, the cost of complying and monitoring compliance with environmental regulations applicable to us has been immaterial.

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries as of December 31, 2008.

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2008	2007	Products/Services
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	Mexico	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	Mexico	100%	100%	Administrative services and promotion related to the construction industry
Altos Mandos de Negocios, S.A. de C.V.	Mexico	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	Mexico	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	Mexico	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	Mexico	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Centro, S. de R.L. de C.V. (1)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Norte, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Hogares del Noroeste, S.A. de C.V. (2)	Mexico	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing
Opción Homex, S.A. de C.V. (4)	Mexico	100%	100%	Sale, lease and acquisition of properties
Homex Amuéblate, S.A. de C.V. (4)	Mexico	100%	100%	Sale of housing-related products
Homex Global, S.A. de C.V. (3)	Mexico	100%	100%	Holding company for foreign investments
Sofhomex, S.A. de C.V. S.F.O.M. E.R. (4)	Mexico	100%	100%	Financial services
Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	Mexico	100%	100%	Employee stock option plan administration
HXMTD, S.A. de C.V. (5)	Mexico	100%	—	Promotion, design, construction and sale of upper-income tourism housing
Homex Central Marcaria, S.A. de C.V. (5)	Mexico	100%	—	Administration of industrial and intellectual property

(1)       Casas Beta del Centro, S. de R.L. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca), which are engaged in the promotion, design, construction and sale of entry-level housing.

(2)       Hogares del Noroeste, S. A. de C.V. is a 50% owned and controlled subsidiary of Desarrolladora Homex, S.A.B. de C.V., which is engaged in the promotion, design, construction and sale of entry-level and middle-income housing. This entity is fully consolidated in accordance with the guidance included in Bulletin B-8 Consolidated and Combined Financial Statements and Valuation of Permanent Investments, since the Company has control of this subsidiary.

(3)       Homex Global, S.A. de C.V, (Homex Global) owns the outstanding stock of the following companies:

(a)       Effective March 2008, Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and engaged in the construction and development of entry-level and middle-income housing in India. This company had no significant operations during 2008.

(b)       Effective September 2007, Homex Global owns 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, an associated company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt.

(c)       Effective February 2008, Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no operations during 2008.

(d)       Effective November 2008, Homex Global owns 100% of the outstanding common stock of Homex Brasil Incorporacoes a Construcoes Limitada (“Homex Brasil”), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada. Homex Brasil intends to perform construction and development of entry-level and middle-income housing in Sao Paulo, Brazil. However, it had no significant operations during 2008.

(4)      These companies were incorporated in 2007; however, they had no significant operations during 2007 and 2008.

(5)      These companies were incorporated in 2008; however, they had no significant operations during 2008.

ITEM 4A.          Unresolved Staff Comments.

Not applicable.

ITEM 5.             Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in pesos for the year ended December 31, 2008 and in constant pesos as of December 31, 2007 for the years ended December 31, 2007 and 2006. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS), which differ in certain respects from US GAAP as described in Notes 28 and 29 to our audited consolidated financial statements.

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

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with MFRS, which require that we make certain estimates and use certain assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Although these estimates are based on our best knowledge of current events, actual results may differ. Our critical accounting estimates are listed below:

Goodwill and Intangible Assets

We are required to apply the purchase method of accounting for all business combinations, which requires the recognition of certain acquired intangible assets separate from goodwill. Goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. In our allocation of the purchase price of the acquisition of Controladora Casas Beta, S.A. de C.V., we identified and allocated a value to intangible assets totaling Ps.488 million (Ps.455.3 million at historic cost) related to the Beta trademark and Ps.140.4 million (Ps.126.8 million at historic cost) related to the value of the backlog which represents the houses under construction as of the date of the Beta acquisition. As of December 31, 2008, the net book value of the Beta trademark was Ps.136.6 million. The backlog has been completely amortized as of December 31, 2008 and 2007. The valuation of these intangible assets required us to use our judgment. We also recorded goodwill related to the acquisition of Controladora Casas Beta, S.A. de C.V. of Ps.731.8 million. The annual impairment testing requirements require us to use our judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods.

Revenue and Cost Recognition

Pursuant to MFRS, we use the percentage-of-completion method of accounting for revenues and costs, which differs in certain significant respects from accounting principles generally accepted in the United States, referred to as US GAAP. Under MFRS, applying the percentage-of-completion method, we measure the progress towards completion in terms of actual costs incurred versus estimated expenditures for each stage of a development. Also, under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds. We receive consideration from the sale of a home at closing when title to the home is transferred to the homebuyer. We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers. See Note 3 to our consolidated financial statements.

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

The variations in the Company’s gross profit and operating profit arise due to the stated differences related to cost and revenues recognition between MFRS and US GAAP. In 2008, revenues under MFRS were Ps.18,850 million while revenues under US GAAP were Ps.14,885 million. In 2007, revenues under MFRS were Ps.16,222 million while revenues under US GAAP were Ps.13,850 million. See Notes 27 and 28 to our audited consolidated financial statements for a further discussion of differences between MFRS and US GAAP as they relate to our consolidated financial statements.

In 2008, total units closed were 41,679 units compared to 57,498 units sold. The lower volume in units closed compared to units sold is primarily due to our increased participation in the construction of nearly-completed vertical building projects which take longer to build, sell and collect. In addition, the volume of total units closed was also impacted as a result of the continued delay in the disbursement of Federal Government subsidies in certain cities. Further, our volume of units closed is related to a slowdown in the collection process through FOVISSSTE, who employs sofoles to make payments which result in delays in the payment process.

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

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, stated in nominal pesos for the year ended December 31, 2008 and in constant pesos as of December 31, 2007 for the years ended December 31, 2007 and 2006. The table also sets forth the data as a percentage of our total revenues:

	2008		2007		2006
	(in thousands of Mexican pesos (Ps.))
MFRS:
Revenues	Ps.	18,850,496	Ps.	16,222,524	Ps.	13,439,519
Costs	13,473,257		11,041,456		9,191,005
Gross profit	5,377,239		5,181,068		4,248,514
Selling and administrative expenses	2,377,646		1,798,429		1,359,147
Income from operations	2,999,593		3,382,639		2,889,367
Other (expenses) income, net	(109,926)		209,223		11,004
Net comprehensive financing cost (1)	558,485		278,904		790,969
Income tax expense	712,175		951,280		669,843
Net income	Ps.	1,619,007	Ps.	2,361,678	Ps.	1,439,559

	(as a percentage of sales)
MFRS:
Revenues	100.0%	100.0%	100.0%
Costs	71.5%	68.0%	68.4%
Gross profit	28.5%	31.9%	31.6%
Selling and administrative expenses	12.6%	11.0%	10.1%
Income from operations	15.9%	20.8%	21.5%
Other (expenses) income, net	(0.6)%	1.2%	0.0%
Net comprehensive financing cost	3.0%	1.7%	5.9%
Income tax expense	3.7%	5.8%	4.9%
Net income	8.6%	14.6%	10.7%

(1)    Represents interest income, interest expense, monetary position gains and losses (for 2007 and 2006), foreign exchange gains and losses and valuation effects of derivative instruments.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007 - MFRS

Revenues

Total housing revenues in 2008 increased 16.2% to Ps.18,850.4 million from Ps.16,222.5 million in 2007, primarily due to higher affordable-entry level sales volume and higher average prices in the middle-income segment, where prices increased 4.6% to Ps.817 thousand as of December 31, 2008 from Ps.781 thousand in the same period in the previous year. Affordable entry-level homes represented 77.0% of total revenues in 2008 compared to 77.3% in 2007. Middle-income homes represented 23.0% of total revenues in 2008 compared to 22.6% in 2007. In 2008, other revenues (included in revenues above) decreased 34.9% to of Ps.100 million, compared to Ps. 153.6 million in 2007. The reduction is mainly due to increased internal use of our prefabricated construction materials, ready-mix concrete and concrete blocks, consequently leading to lower sales of these products to third parties.

Units sold in 2008 increased 11.3% to 57,498 homes, from 51,672 homes in 2007 primarily due to the Company’s focus on affordable-entry level and low-cost products and the availability of mortgage financing in this segment through INFONAVIT and FOVISSSTE. Affordable entry-level sales volume increased to 52,209 homes in 2008 or 90.8% of total sales volume compared to 90.4% in 2007. Middle-income sales volume increased 6.2% to 5,289 homes in 2008 compared to 4,982 homes in 2007 primarily due to the availability of mortgages for this segment through co-financing products from INFONAVIT, FOVISSSTE and commercial banks.

Gross Profit

Gross profit decreased to 28.5% in 2008 from 31.9% in 2007, due to the effects of MFRS D-6.  Pursuant to the application of MFRS D-6 in 2007, the Company is required to capitalize its Comprehensive Financing Cost (“CFC”), which includes the interest expense, exchange loss and monetary position (until December 31, 2007). In 2008, the Company’s foreign exchange loss increased 970% to Ps.714 million compared to a foreign exchange gain of Ps.82 million in 2007, which  was caused by the depreciation of the Mexican peso relative to the US dollar. Likewise, interest expense increased 28% to Ps. 765 million in 2008 compared to Ps. 597 million in 2007. The increase in our capitalization during 2008 ultimately caused the Company’s CFC to increase 721% to Ps. 977 million compared to Ps.119 million in 2007.

Costs of sales increased by 22.0% in 2008 to Ps.13,473.3 million from Ps.11,041.5 million in 2007, due primarily to higher CFC capitalization in 2008 as explained above. As a percentage of total revenues, gross profit decreased 3.4% to 28.5% in 2008 from 31.9% in 2007, primarily due to higher CFC capitalization in 2008. In 2008, the Company’s gross margin measured without considering the application of MFRS D-6 increased 1.0% to 33.7% compared to 32.7% in 2007. The higher margin was mainly due to the increased implementation of aluminum molds in the Company’s projects.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 32.3% to Ps.2,378 million in 2008 compared to Ps.1,798 million in 2007. As a percentage of total revenues, SG&A expenses increased 1.6% to 12.6% in 2008 compared to 11.0% in 2007. The increase in SG&A-as a percentage of sales was primarily due to severance payments the Company made in connection with a restructuring of our personnel. Further, the Company expanded its marketing efforts, including a nation-wide brand recognition campaign, and the addition of a marketing consultant to apply a new sales technique designed to increase the Company’s market-share.

Income from Operations

In 2008, income from operations decreased by 11.3% to Ps.2,999.6 million compared to Ps.3,382.6 millions in 2007. Including the non-cash items, income from operations as a percentage of revenues was 15.9% in 2008 compared to 20.8% in 2007, as a result of the increase in SG&A explained above.

Net Comprehensive Financing Cost

Net comprehensive financing cost (comprised of interest income, interest expense, foreign exchange gains and losses, valuation effects of derivative instruments and monetary position gains and losses for 2007) increased to Ps.558 million in 2008 compared to Ps.279 million in 2007. The increase is primarily due to the depreciation of the Mexican peso relative to the US dollar, which resulted in a significant increase in the cost of servicing our foreign currency-denominated debt. In 2008, we also incurred a non-recurring loss of Ps.314 million in connection with a foreign-exchange derivative transaction. This foreign-exchange derivative transaction has been terminated as of December 31, 2008. As a percentage of revenues, net CFC increased 1.3% to 3.0% in  2008 compared with 1.7% in 2007.

Net interest expense decreased to Ps. 80 million in 2008 from Ps. 205 million in 2007.  The decrease was primarily due to a reduction in interest expense in connection with the capitalization of CFC previously expensed on a current basis, as well as  an increase of 12.2% in interest income to Ps.157 million in 2008 compared to Ps.140 million in 2007.

Foreign exchange loss increased 511% in 2008 to Ps.165 million compared to Ps.27 million in 2007. The increase is due to the depreciation of the Mexican peso relative to the US dollar, which resulted in a significant increase in the cost of servicing our foreign currency-denominated debt.

Foreign Exchange exposure and currency derivatives

As of December 31, 2008, Homex’ US Dollar-denominated debt was mainly limited to a US$250 million bond issued in 2005, with a single principal payment at maturity in 2015. The Company has an interest-only swap that effectively minimizes short and mid-term exchange risk in interest payments. As of December 31, 2008 the fair value of this instrument was a favorable asset position of Ps.66 million.

During 2008 the Company had net liabilities position in foreign currency originated by its operations, short and long-term liabilities. Due to such obligations during 2008 the Company entered into hedging derivative financial instruments that were expected to mitigate the risk associated with the exchange loss in the acquisition of foreign currencies. However due to the recent devaluation of the Mexican peso, the Company decided to cancel these derivative instruments. During the year, an amount of Ps.404,601 was debited into the valuation effect of financial instruments accounts.

The net accumulated effect in the statement of income of the Principal-Only Swap and Interest-Only Swap for the years ended December 31, 2008 was Ps. (90,639).

The net valuation effects of financial instruments for the years ended December 31, 2008, 2007 and 2006, were Ps. 313,962, Ps. (147,977) and Ps. 101,895, respectively.

Income Tax Expense

Income tax expense decreased by 25.1% to Ps. 712.2 million in 2008 compared to Ps.951.3 million in 2007, due principally to decreased income before taxes. The income tax effective rate increased to 31% in 2008 compared to 29% in 2007. The increase in the income tax effective rate between 2008 and 2007 is mainly a result of a recovery of VAT taxes during 2007 for Ps. 395 million that generated non-taxable income.

Majority Net Income

Majority net income decreased by 29.2% to Ps.1,580.9 million in 2008 from Ps.2,233.1 million in 2007 as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006 - MFRS

Revenues

Total revenues increased by 20.7% to Ps.16,222.5 million in 2007 from Ps.13,439.5 million in 2006, primarily driven by a 16.9% increase in the number of homes sold and 3.1% higher average prices. Affordable entry-level represented 77.3% of total revenues in 2007 compared to 78.4% in 2006, and middle-income represented 22.6% of total revenues in 2007 compared to 21.5% in 2006. We sold 46,690 affordable entry-level homes in 2007, compared to 39,940 affordable entry-level homes in 2006, and sold 4,982 middle-income homes in 2007, compared to 4,192 homes in 2006. In 2007, Homex reported other revenues (included in revenues above) of Ps.153.6 million compared to Ps.194.6 million in 2006. This decline was mainly driven by increased internal use of existing production capacity of our prefabricated construction materials such as block and concrete. This resulted in a reduction of third party sales of block and concrete.

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

Income from Operations

In 2007, income from operations increased by 17.1% to Ps.3,382.6 million compared to Ps.2,889.4 millions in 2006. Including the non-cash items, income from operations as a percentage of revenues was 20.8% in 2007 compared to 21.5% in 2006, as a result of the increase in the SG&A explained above.

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

Income Tax Expense

Income tax expense increased by 42.0% from Ps.669.8 million in 2006 to Ps.951.3 million in 2007 due principally to increased revenues and income before taxes. The 29% effective income tax rate in 2007 decreased 2% from the 31% effective income tax rate in 2006.

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

Results of Operation — Years ended December 31, 2007 and 2008 — US GAAP

As disclosed in Note 28 to the Company’s consolidated financial statements, the primary differences between the Company’s financial statements prepared under MFRS and US GAAP relate to revenue and cost recognition for construction projects, although certain smaller differences exist for other accounts.

In 2008, revenues under MFRS were Ps.18,850 million while revenues under US GAAP were Ps.14,885 million. In 2007, revenues under MFRS were Ps.16,222 million while revenues under US GAAP were Ps.13,850 million. Revenues under US GAAP are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured. However, under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction. Under MFRS, progress towards completion is measured in terms of comparing the actual costs incurred to the estimated total cost of a project. For a further discussion of revenue recognition policies under US GAAP, refer to Note 28 to the Company’s consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2008 were 41,679 units (39,557 in 2007) compared to 57,498 units sold under MFRS in 2008 (51,672 in 2007). The lower volume in units closed in 2008 compared to units sold is primarily attributable to both our continued growth and therefore our higher construction-in-process, and our increased participation during 2008 in the construction of nearly-completed vertical building projects which take longer to build, sell and collect.  In addition, the volume of total units closed was also impacted by the continued delay in the disbursement of Federal Government subsidies in certain cities, which in turn impacts the timing by which INFONAVIT and other lenders will commit to close a transaction. Further, a lower volume of units closed and recognized as US GAAP revenue compared to units sold under MFRS is also related to a slowdown in the collection process through FOVISSSTE, who employs sofoles to make payments which result in delays in the payment process. Total units closed of 41,679 in 2008 represents a 5% increase compared to total units closed in 2007 of 39,557. The increase is attributable to the continued growth in the Company’s business. In 2007, units closed increased by 32% over 2006. The proportion of units sold and units closed are generally consistent when evaluated by operating segment during both 2008 and 2007. As of December 31, 2008, approximately 15,819 units remain at various stages of completion under MFRS, and thus have yet to be recognized into revenue under US GAAP.

Gross profit margins were 29% for MFRS in 2008, compared to 30% for US GAAP. Gross profit margins were 32% for MFRS in 2007, compared to 29% for US GAAP. The primary difference between gross profit margins under MFRS and US GAAP is attributable to the differences in accounting policies with respect to the capitalization of comprehensive financing costs (“CFC”).   MFRS provides for the capitalization of foreign exchange gains and losses on borrowings. However US GAAP only provides for the capitalization of interest costs. In 2008, foreign exchange losses were capitalized into construction inventory. When the underlying projects were sold, greater amounts of CFC were recognized in cost of sales, which had the effect of reducing gross profit margins in 2008 compared to 2007 under MFRS. The capitalization of CFC in 2008 also resulted in reduced gross profit margins under MRFS as compared, to US GAAP. Conversely, foreign exchange gains on borrowings in 2007 ultimately resulted in higher gross profit margins under MFRS in 2007 than in 2006, and in higher gross profit margins under MFRS as compared to US GAAP.

As disclosed in Note 26 to the Company’s consolidated financial statements, IMFRS 14 will be adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with its 2010 consolidated financial statements.  Management is evaluating what effect this new accounting pronouncement will have on the Company’s results of operations and financial position. While differences in revenue recognition might still exist between MFRS and US GAAP upon the adoption of INIF 14, it is anticipated that the Company’s MFRS revenue recognition will more closely approximate its US GAAP revenue recognition at that time.

Selling, general and administrative expenses are not significantly impacted by the differences between MFRS and US GAAP.   Accordingly, fluctuations in US GAAP SG&A expenses during 2008 and 2007 are consistent with those described for MFRS discussed above.

Comprehensive financing costs (“CFC”) are different between MFRS and US GAAP for the reasons discussed above. These differences result in periodic fluctuations in gross profit margins and CFC levels between the two accounting frameworks.

The Company’s effective tax rate is not significantly impacted by the differences between MFRS and US GAAP. The Company’s effective tax rate under MFRS was 31% in 2008 compared to 32% under US GAAP and 29% under MFRS in 2007 compared to 28% under US GAAP.

Refer to Note 28 for a complete reconciliation of net income between MFRS and US GAAP.

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

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via Mexican Housing Funds in the affordable entry-level segment. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories ( ejidos ), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period the government authorized sofoles, which underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private sector lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During

1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing has continued to grow as a result of Mexican government policies. President Calderón’s administration’s goal is to finance six million mortgages during his administration. As of 2008, 3.2 million mortgages have already been financed, satisfying 51% of the administration’s goal. Out of the 3.2 million mortgages that have been financed, 66% are related to mortgages granted for new homes. President Calderón’s administration has supported four objectives for the homebuilding industry originally set forth by President Fox:

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

Recently, the Mexican government implemented a new program to meet the housing needs of families in the very low end of the economic spectrum, a sector of the population whose monthly income would otherwise be insufficient for them to be able to afford the lower valued homes in the market.  This program demonstrates the commitment of Mexican Federal government to improving the quality of life for families in Mexico by providing affordable housing.

The actions taken by President Calderón’s administration to accelerate the housing and mortgage supply in Mexico has resulted in the emergence of a very active housing industry supported by solid private and public institutions. The developer-built market has continued to expand due to higher levels of available mortgage financing, especially through Mexican Housing Funds such as INFONAVIT, SHF and FOVISSSTE. According to CONAVI, from 2000 to 2008 mortgage providers in Mexico granted 3,880,194 mortgages, a 116.4% growth from 331,880 in 2000 to 718,255 in 2008. Between 2003 and 2008, CONAPO estimates that the housing stock increased by 2.0 million homes.

President Calderón has indicated that he will continue to support and promote the housing industry on three main lines: urban development, very affordable housing and home improvement. His administration’s goal is for the Mexican Housing Funds to provide six million mortgages by 2012.

In early 2009, the Mexican federal government announced a stimulus bill, the “National Agreement in Favor of Personal Finance and Employment” (Acuerdo Nacional en Favor de la Economía Familiar y el Empleo), that contains assistance for the homebuilding industry. Under the bill, the government will increase aid from Ps5.2 billion to Ps.7.4 billion for a federal housing subsidy program designed to provide assistance to low-income families. In addition, the Mexican federal government, homebuilders and suppliers signed a separate agreement, the “National Housing Program” that confirms the housing industry’s importance to the Mexican economy during the current recession and economic slowdown.

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

Adverse economic conditions in the U.S. mortgage banking sector are currently affecting the homebuilding industry in the U.S. Recently, these negative conditions have impacted the financial positions of a majority of U.S. homebuilders. Our domestic mortgage system, as explained herein, differs from that of the U.S. The Mexican housing market differs from the U.S. housing industry in several significant respects. The housing market in Mexico is in an early stage of development compared to the U.S. housing industry, which, according to some economists, has been subjected to heightened price speculation that has led to an excess supply of housing and a lack of liquidity stemming from excessive mortgage lending activity. The Mexican housing market on the other hand is characterized by a large deficit of housing stock driven in part by a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home. Additionally, the Mexican government has implemented housing policies and created agencies designed to address the housing deficit by making funds available to a large segment of the population. As a result, in the past few years, a significant market for companies like Homex in the affordable entry-level segment has emerged. Accordingly, Homex does not believe that the housing market in Mexico is suffering from the same impairment and liquidity issues currently facing the U.S. housing industry. Moreover, while it may be reasonably possible that the impairment and liquidity issues currently facing the U.S. housing industry may deteriorate further, Homex does not have any current reason to believe these specific problems will materially affect its operations and liquidity directly.

The decreasing liquidity trends noted in Homex’s consolidated financial results have not been primarily driven by macro-level economic factors, but rather, reflect company-specific factors. For example, in response to local market demands, Homex’s implementation in 2008 of more vertical high-rise construction has resulted in somewhat longer completion times, more inventory and greater demands for working capital. Additionally, Homex’s decision to migrate the principal source of its customers’ mortgage financing not provided by INFONAVIT from sofoles to commercial banks led to a temporary delay in the collection process. At the same time, a delay in the disbursement of Federal Government subsidies in certain cities delayed the timing by which INFONAVIT commits to closing a transaction. Further, Homex believes that as a result of its focus on the lower affordable entry-level segment, which benefits from government sponsored financing, its business is less subject to the effects of the general lack of available credit from traditional sources stemming from the ongoing global economic slowdown.

As of December 31, 2008, we had Ps.1,140.1 million of cash and cash equivalents and Ps. 7,811.4 million of outstanding indebtedness for money borrowed (none of which was construction financing provided by sofoles for developments under construction), as compared to Ps. 2,206.8 million of cash and cash equivalents and Ps. 3,795.6 million of outstanding indebtedness as of December 31, 2007.

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

•                     commercial banks and other financial institutions; and

•                     down payments from homebuyers.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

The table below sets forth information regarding our outstanding debt as of December 31, 2008:

Debt Outstanding as of December 31, 2008

Homex Debt	Aggregate Lender Principal Amount	Interest Rate	Maturity
(in thousands of pesos)
Senior Guaranteed Notes (1)	Ps.	3,443,450
Grupo Financiero Inbursa, S.A.
A credit line of Ps. 2,078 million granted on June 26, 2008.	2,078,000	TIIE+1.50	%(2)	June 26, 2013
HSBC Mexico, S.A.
A line of credit for Ps.1,081 million granted on July 1, 2005, with semi-annual payments beginning on March 14, 2008.	360,334	TIIE+1.00	%(2)	Sept. 14, 2010
GE Capital
A line of credit granted to Aerohomex, S.A. de C.V. to purchase an executive jet for US$2.3 million on July 29, 2005.	11,136	7.40%	July 29, 2010
Hipotecaria Nacional, S.A. de C.V.
Three separate lines of credit granted on November 6, 2008. November 20, 2008 and December 11, 2008. These lines of credit are guaranteed by five of the Company’s land lots.	299,795	TIIE+4.00	%(2)	November and December 2010
HSBC México, S.A.
Revolving credit line granted on December 26, 2008.	50,000	TIIE+4.10	%(2)	Jan. 23, 2009
Banco Regional de Monterrey, S.A.
Revolving credit line granted on December 1, 2008.	90,284	TIIE+4.00	%(2)	Jan. 8, 2009
Grupo Financiero Inbursa, S.A.
Revolving credit line granted on December 19, 2008.	600,000	TIIE+4.50	%(2)	Jan. 19, 2009
Banco Mercantil del Norte, S.A.
Revolving credit line granted on December 30, 2008.	300,000	TIIE+3.25	%(2)	Jan. 29, 2009
Banco Santander México, S.A.
Revolving credit line granted on November 12, 2008.	100,000	TIIE+1.00	%(2)	May 7, 2009
BBVA Bancomer
Financial leases of machinery and equipment	288,857	TIIE+ 0.80	%(2)	Jan. 2, 2013
BBVA Bancomer
Financial leases of machinery and equipment	53,725	TIIE+ 0.80	%(2)	Oct.1, 2013
BBVA Bancomer
Financial leases of machinery and equipment	56,525	TIIE+ 3.50	%(2)	Jan. 2, 2014
Other financial leases	2,315	7.40%	Sept.15, 2008
Interest payable	76,996

Total debt	Ps.	7,811,417

(1)

Issued in an aggregate principal amount of US$250 million with a coupon rate of 7.50%. We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.83 per U.S. dollar and at an average weighted cost of 2.92%. This swap was cancelled on July 5, 2008.

(2)	TIIE refers to the 28-day Mexican interbank rate (Tasa de Interés Interbancaria de Equilibrio), which was 8.6886% as of December 31, 2008.

Our total indebtedness increased to Ps. 7,811.4 million as of December 31, 2008 from Ps. 3,795.6 million as of December 31, 2007, mainly as a result of our extensive purchase of land reserves, working capital requirements and the effects of the depreciation of the Mexican Peso relative to the U.S. dollar on our U.S. dollar-denominated debt.

As of December 31, 2008, our short-term debt was Ps. 1,506.7 million, mainly as a result of Ps. 1,143.7 million of various revolving credit lines granted by financial institutions. Our long-term debt was Ps.6,304.8 million, which includes the long-term portion of our equipment lease obligations in the amount of Ps. 314.6 million, the remaining balance of the medium-term loan facility with HSBC of Ps.360.3 million, a line of credit with Inbursa for Ps. 2,078.0, three separate lines of credit with Hipotecaria Nacional for Ps. 299.8 and our Senior Guaranteed Notes in the aggregate principal amount of Ps. 3,443.5 million.

On September 28, 2005, we issued US$250 million of Senior Guaranteed Notes due 2015 with a coupon rate of 7.50%.

As of December 31, 2008, Homex’ US dollar-denominated debt was mainly limited to the Company’s Senior Guaranteed Notes due 2015, with a single principal payment at maturity. The Company has an interest-only swap that effectively minimizes short and mid-term exchange risk in interest payments. As of December 31, 2008 the fair value of this instrument was a favorable asset position of Ps. 66 million.

During 2008, the Company’s short and long-term net liabilities resulted in a negative foreign exchange. As a result, the Company entered into hedging transactions, including foreign exchange derivative instruments designated to mitigate the risk associated with foreign currency exchange rates. As a result of the recent devaluation of the Mexican peso relative to the US dollar, the Company decided to cancel these derivative instruments. The Company’s statement of income reflects a loss of Ps.404,601 related to these foreign exchange derivative transactions.

The net accumulated effect in the statement of income of the Principal-Only Swap and Interest-Only Swap for the years ended December 31, 2008 was Ps. (90,639).

The net valuation effects of financial instruments for the years ended December 31, 2008, 2007 and 2006, were Ps. 313,962, Ps. (147,977) and Ps. 101,895, respectively.

We have not paid dividends since the inception of the Company in 1998 and we do not foresee paying dividends in the near future.

Covenants

Loan covenants require the Company and its guarantor subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to stockholders’ equity unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt until certain limits.

Financial covenants, derived from the Senior Guaranteed Notes, the credit line with HSBC, Inbursa and Hipotecaria Nacional require the Company to maintain:

•       a ratio of total debt to total stockholders’ equity of less than 1.0 to 1.0. The actual ratio as of December 31, 2008 was 0.68 to 1.00;

•       a ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to the current portion of long-term debt (including the interest payable) of at least 3.0 to 1.0. The actual ratio as of December 31, 2008 was 4.40 to 1.0;

•       a total of stockholders’ equity of at least Ps. 8,000,000; the actual stockholders’ equity as of December 31, 2008 was Ps. 11,517,257;

•       a ratio of interest coverage (EBITDA) to the net financing expense of at least 2.5 to 1.0. The actual ratio as of December 31, 2008 was 7.63 to 1.00;

•       a ratio of leverage (liabilities with cost) to EBITDA of less than 2.50 to 1. The actual ratio as of December 31, 2008 was 1.75 to 1.0; and

•       operational restrictions on working capital.

There are also restrictions applicable to additional debt based on EBITDA levels, such as EBITDA to interest expense, including payment of dividends, which should not be less than 2.25 to 1. The actual ratio as of December 31, 2008 was 6.01x.

In the event the Company does not comply with any of the above provisions, there is a resulting limitation on its ability to pay dividends to its stockholders.

Included in its credit agreements with the aforementioned financial institutions, if the Company fails to comply with the terms and conditions of its covenants, an event of default may occur that may result in the amounts owing to these institutions together with interest accrued becoming due and payable. In addition, an event of default under any of the Company’s credit agreements may in turn trigger events of default under the Company’s other credit agreements which may result in the amounts outstanding under such agreements becoming due and payable. Acceleration or cross-default under any of our credit agreements could have a material adverse effect upon our business, financial condition, results of operations and prospects.

As of December 31, 2008 and 2007, the Company was in compliance with the financial covenants of its debt agreements.

The financial covenants of the leases from BBVA Bancomer require the Company and its subsidiaries to maintain:

•       a liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0. The actual ratio as of December 31, 2008 was 3.11 to 1.0;

•       a financing ratio of total liabilities to stockholders’ equity no greater than 1.70 to 1.0. The actual ratio as of December 31, 2008 was 1.33 to 1.0; and

•       a relation of operational income to net comprehensive financing cost at a minimum level of 2.0 to 1.0. The actual ratio as of December 31, 2008 was 4.09 to 1.0.

As of December 31, 2008 and 2007, the Company was in compliance with these financial covenants.

The Company will utilize cash from operations and new debt financings to finance working capital needs throughout 2009.

In 2009, the Company intends to follow a conservative strategy to improve cash generation and maintain a stable debt level while minimizing land investments and capital expenditures.

TREND INFORMATION

The current recession and economic slowdown in the U.S. and global markets is affecting the global economy and causing uncertainty in the Mexican economy that could negatively affect performance of the housing market. The recession, rising unemployment and the occurrence of H1N1 flu may result in softer demand for housing in Mexico, which could have a negative impact on sales and revenue. In addition, our profitability may be negatively affected by the liquidity restraints facing sofoles, sofomes and other sources of mortgage financing, as well as delays in disbursements from these agencies similar to the delays that occurred during 2008. At the same time, as a result of the current recession, commercial banks, sofoles and sofomes have implemented tighter origination criteria and restricted commercial credit lending affecting our suppliers. This could also affect the Company’s profitability to the extent that the Company is unable to cut costs to compensate for softer demand and less credit from suppliers. Accordingly, we may need to adjust our business and financial models to account for the foregoing factors, which may have a negative effect on our revenues.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as of December 31, 2008.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2008:

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(in thousands of pesos)
Long-term debt obligations	Ps.	7,332,999	Ps.	1,342,880	Ps.	468,669	Ps.	2,078,000	Ps.	3,443,450
Capital (finance) lease	401,422		86,783		287,712		26,927
Total debt	7,734,421		1,429,663		756,381		2,104,927		3,443,450
Estimated interest (1)	2,960,192		578,562		1,542,169		635,787		203,674
Operating lease obligations (2)	211,014		53,874		137,498		19,359		283
Land suppliers	2,731,462		2,326,036		405,426
Total	Ps.	13,637,089	Ps.	4,388,135	Ps.	2,841,474	Ps.	2,760,073	Ps.	3,647,407

(1)	In estimating interest expense we used the applicable rate (see debt table in “Liquidity and Capital Resources”) as of December 31, 2008.

(2)	Operating leases are calculated in the nominal bases or future cash flows at the rate as of December 31, 2008.

Contractual obligations increased by 34% from Ps.10,147,856 as of December 31, 2007 to Ps.13,637,089 as of December 31, 2008. This change was mainly due to the purchase of land reserves at the end of 2008, our new capitalized lease financing of several prototypes of aluminum molds and their spare parts and operating leases financing different kinds of equipment related to our concrete and block production.

New Accounting Pronouncements

Mexican Financial Reporting Standards (MFRS)

The most relevant standards that came into force in 2008 are described below:

MFRS B-2, Statement of Cash Flows

In November 2007, MFRS B-2 was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de la Información Financiera, A.C. (Mexican Financial Information Standards Research Development Board or “CINIF”) to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position is substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

MFRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 include a statement of changes in financial position, as previously established by Mexican accounting Bulletin B-12.

MFRS B-10, Effects of Inflation

In July 2007, the CINIF issued MFRS B-10, Effects of Inflation. MFRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years (an 8% annual average); and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

This standard also establishes the accounting rules applicable whenever the economy changes from any type of environment to another. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information are recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets.

The Interpretation 9 of MFRS establishes that comparative financial statements for years prior to 2008 must be expressed in Mexican pesos with purchasing power at December 31, 2007, which was the last date on which the effects of inflation were recognized.

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the retained earnings.

The effect of the adoption of this standard on the Company’s 2008 financial statements is the Company’s ceasing to recognize the effects of inflation on its financial information; therefore no monetary result was determined. The accumulated monetary position as of December 31, 2007 that was Ps. 346,641 was reclassified to the retained earnings.

MFRS B-15, Foreign Currency Translation

MFRS B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology.

The Company’s foreign operations are insignificant at this time and thus the impact of the adoption of this MFRS on the Company’s consolidated financial statements was also insignificant.

MFRS D-3, Employee Benefits

MFRS D-3, Employee Benefits replaces the previous MFRS accounting Bulletin D-3, Labor Obligations. The most significant changes contained in MFRS D-3 are as follows:

i) shorter periods for the amortization of unamortized items such as transition obligations, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue. As further disclosed in Note 13, during 2008 the Company prospectively changed the amortization periods for its transition liability from those of 10-22 year periods in prior years, to a four year period starting in 2008, resulting in Ps. 5,559 in additional labor costs being recognized in its 2008 statement of income as compared to prior periods;

ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item. As further disclosed in Note 13, upon the adoption of MFRS D-3 the Company reversed its intangible asset of Ps. 30,092 and additional liability of Ps. 34,189 resulting in a credit to shareholders equity of Ps. 4,097 in 2008;

iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under MFRS D-4. The Company recorded a deferred profit sharing asset of Ps. 29,667 upon adoption of MFRS D-3. That asset has been adjusted to a value of Ps. 26,606 as of December 31, 2008; and

iv) current-year and deferred employee profit-sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The impact of the adoption of MFRS D-3 is as indicated above.

MFRS D-4, Taxes on Profit

The CINIF also issued Mexican FRS D-4, Taxes on Profits which replaces Mexican accounting Bulletin D-4 Accounting for Income Taxes, asset Tax and Employee Profit-sharing. The most significant changes attributable to MFRS D-4 are as follows:

i)

the concept of permanent differences is eliminated. The asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary;

ii)	because current and deferred employee profit-sharing is now considered as an ordinary expense under MFRS D-3, it is excluded from this standard;
iii)	asset taxes are required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and
iv)

the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

The application of this standard is prospective in nature; therefore the comparative financial statements from prior years were not modified. The adoption of this MFRS did not have any effect on the Company’s consolidated financial statements.

The most important new pronouncements that came into force in 2009 are as follows:

MFRS B-7, Business Acquisitions

This MFRS substitutes MFRS B-7 Business Acquisitions, and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date.

According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be part of the consideration, because these expenses are not an amount being shared by the business acquired.

In addition, MFRS B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date.

MFRS B-7 is effective for future acquisitions.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

MFRS B-8, Consolidated or Combined Financial Statements

This MFRS replaces MFRS B-8 Consolidated Financial Statements and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements.

The main changes of this MFRS are as follows: (a) this rule defines “Specific-purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and (c) set new terms for “controlling interest” instead of “majority interest,” and “non-controlling interest” instead of “minority interest.”

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within MFRS B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence.

In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

MFRS C-8, Intangible Assets

This rule substitutes MFRS C-8 Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible asset arises from legal or contractual rights, whether those rights are transferable or separable from the entity.

On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements.

This amount should be presented as an accounting change in consolidated financial statements.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

MFRS D-8, Share-Based Payments

MFRS D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According with MFRS D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering MFRS D-8 parameters.

At the date of the financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

Interpretation 14 of MFRS (IMFRS), Construction, Sales and Services Agreements related to Real Estate

In December 2008 IMFRS 14 was issued by the CINIF to complement Bulletin’s D-7 regulation, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors.

Due to the application of this Interpretation, effective January 1, 2010, the Company will stop recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company will begin to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” in which revenues, costs and expenses should are recognized, when all of the following conditions are fulfilled:

a)	the entity has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership;
b)

the entity does not keep for itself any continue participation on the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

c)	the revenues amount can be estimated reliably;
d)	it is probable that the entity receives the economic benefits associated with the transaction; and
e)	the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

This Interpretation will be adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with its 2010 consolidated financial statements. At the date of the consolidated financial statements, management is evaluating what effect this new accounting pronouncement will have on the Company’s results of operations and financial position. While differences in revenue recognition might still exist between MFRS and US GAAP upon the adoption of INIF 14, it is anticipated that the Company’s MFRS revenue recognition will more closely approximate its US GAAP revenue recognition at that time. The Company’s US GAAP revenue recognition is disclosed further in Note 28 below.

International Financial Reporting Standards (IFRS)

On November 11, 2008 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) issued a press release in which it debriefed that this Commission will perform the necessary regulatory adaptations on which it will be established the requirements for the listed companies to prepare and reveal their financial information under IFRS beginning the year 2012. Likewise it was specified that early adoption for the years 2008, 2009, 2010 and 2011 is allowed.

At the date of the financial statements, management is evaluating the effects of the adoption and implementation of IFRS as well as the potential adoption date.

U.S. GAAP

FAS 160

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No. 51” (FAS 160). FAS 160 requires noncontrolling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. FAS 160 is effective for fiscal years beginning after December 15, 2008. At December 31, 2008, the Company had Ps. 246,343 of noncontrolling interest under MFRS that has been treated as a difference between MFRS and US GAAP.

FAS 141 (R)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (FAS 141 (R)). FAS 141 (R) is a revision of FAS 141 and requires that costs incurred to effect the acquisition (i.e., acquisition-related cost) be recognized separately from the acquisition. In addition, in accordance with Statement of Financial Accounting Standards No. 141, “Business combinations” (FAS 141), restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. FAS 141 (R) requires the acquirer to recognized those costs separately from the business combination. FAS 141 (R) is effective for the Company in 2009, and its impact will vary with each acquisition.

FAS 161

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (FAS 161). FAS 161 requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. FAS 161 is expected to increase annual disclosures but will not have an impact on the Company’s financial position and results of operations.

FAS 162

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (FAS 162), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” This statement is not expected to result in a change in current practice.

FSP FAS 142-3

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that FSP FAS 142-3 will have in its accounting for intangible assets.

FSP 157-3

In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Assets When the Market of that Asset is not Active” (FSP 157-3). FSP 157-3 provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. FSP 157-3 is effective immediately but is not expected to have a material impact on financial position or results of operations of the Company.

EITF 08-6

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairment in accordance with Accounting Principles Board Opinion No. 18. EITF 08-6 is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years beginning on or after December 15, 2008.   Currently, the Company’s equity method investments do not represent a significant component of its operations.   Accordingly, it does not anticipate that the adoption of this EITF will have a significant impact on its financial statements.

EITF 08-7

In November 2008, the EITF reached a consensus on EITF 08-7 “Accounting for Defensive Intangible Assets”. EITF 08-7 provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that fair value of the defensive intangible asset diminishes. EITF 08-7 is effective on a prospective basis for transactions occurring in fiscal years beginning on or after December 15, 2008. This EITF will not have a material impact on the Company’s financial position and results of operations.

FSP FAS 132(R)-1

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers´ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends FASB Statement No.132(R), “Employers´ Disclosures about Pensions and Other Postretirement Benefit” (FAS132(R)). This FASB Staff Position replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also amends FASB Statement 157, “Fair Value Measurements” (FAS 157), to clarify that defined benefits pension or other postretirement plan assets not subject to FAS 157´s disclosure requirements. FSO FAS 132(R)-1 is effective for fiscal years ending after December 2009. This FSP will increase the amount of disclosures for plan assets in the Company’s 2009 audited financial statements.

FAS 166

FASB Statement No. 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“FAS 166”) provides for removal of the concept of a qualifying special-purpose entity from FAS 140 and removes the exception from applying FIN 46R, to qualifying special-purpose entities.   It also clarifies that one objective of FAS 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in FAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. FAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. FAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by FAS 166. FAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

FAS 167

The FASB’s objective in issuing FAS 167 “Amendments to FIN 46R” is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FIN 46R, Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest. This Statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in FAS 166. FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

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

As of the date of this annual report, the members of our board of directors are as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
José Ignacio de Nicolás Gutiérrez	1964	Director
Luis Alberto Harvey MacKissack	1960	Director
Matthew M. Zell	1966	Director
Z. Jamie Behar	1957	Director
Wilfrido Castillo Sánchez-Mejorada	1941	Director
Edward Lowenthal	1944	Director
Rafael Matute Labrador	1960	Director

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of the board of directors. Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás has been a Board Member of the

Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of the Mexican Chamber of Industrial Housing Promoters and Development, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de Vivienda) and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and as construction supervisor. He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey in Guadalajara.

José Ignacio de Nicolás Gutiérrez is the Minister of Economic Development for the State Government of Sinaloa, was founder and Chairman of the Board of Directors from 1997 to 2007 of Hipotecaria Crédito y Casa, S.A. de C.V., a sofol that became the third largest mortgage bank in Mexico. Mr. de Nicolás also cofounded Homex and served as CEO from 1989 to 1997. Mr. de Nicolás is a member of the regional advisory board of Nacional Financiera (NAFIN), a Mexican government-owned development bank. He has recently been appointed member of the Board of Directors of Afore Coppel, a retirement fund administrator. In addition, Mr. de Nicolás founded and was chairman of a non-profit organization for social assistance in the state of Sinaloa from 2002 to 2005, and serves as national advisor of the Mexican Philanthropic Institute. Mr. de Nicolás received a B.S. in Finance and Administration from Universidad Panamericana, in Mexico City.

Luis Alberto Harvey MacKissack, is co-founding partner and senior managing director of Nexxus Capital, S.A.  He has approximately 20 years of experience in investment banking and private equity.  Before founding Nexxus, Mr. Harvey held positions at Grupo Bursátil Mexicano, Fonlyser, Operadora de Bolsa, and Servicios Industriales Peñoles, S.A. de C.V.  His experience includes several private and public equity transactions and initial public offerings of several major Mexican corporations on the Mexican Stock Exchange (BMV) and international capital markets.  Mr. Harvey is a member of the boards of directors of Nexxus Capital, S.A., Grupo Sports World, S.A. de C.V., Genomma Lab Internacional, S.A.B. de C.V., Harmon Hall Holding, S.D.R.L. de C.V. and Crédito Real S.A. de C.V. SOFOM, E.N.R.  Mr. Harvey is also member of the investment committees of ZN Mexico Trust, ZN Mexico II, L.P. and Nexxus Capital Private Equity Fund III.  Mr. Harvey received a B.S. in economics from Instituto Tecnológico Autónomo de México (ITAM) and an MBA with a concentration in finance from the University of Texas at Austin.

Mathew M. Zell is managing director of EGI. Previously, he served as president of Prometheus Technologies, Inc., an information technology consulting firm. Mr. Zell is a member of the board of directors of Anixter Inc., a global distributor of wire, cable and communications connectivity products.

Z. Jamie Behar is Managing Director, Real Estate & Alternative Investments, for Promark Global Investors, Inc. (Prormark, formerly General Motors Investment Management Corp.). She manages Promark clients’ real estate investment portfolios,  including private market and publicly-traded securities investments, as well as their alternative investment portfolios, totaling $10.5 billion. Ms. Behar is a member of the board of directors of Sunstone Hotel Investors, Inc., a publicly listed hotel company operating in the United States,  the Pension Real Estate Association (PREA), and serves on the advisory boards of several domestic and international private real estate investment entities.

Wilfrido Castillo Sánchez-Mejorada is CFO of Qualitas Cía. de Seguros, S.A.B de C.V., or Qualitas, a Mexican insurance company. Previously he served as CEO of Castillo Miranda, Contadores Públicos, a public accounting firm, and he has held senior positions in several brokerage firms. Mr. Castillo is a member of the board of directors of Quálitas Compañía de Seguros, S.A.B. de C.V, Unión de Esfuerzo para el Campo, A.C. and Grupo Financiero Aserta, S.A. de C.V.

Edward Lowenthal is president of Ackerman Management LLC, an investment management and advisory company with particular focus on real estate and other asset-based investments. Previously, Mr. Lowenthal founded and was president of Wellsford Real Properties, Inc., or WRP, a publicly-owned real estate merchant banking company that has merged with Reis, Inc., a real estate market information and analytics provider. He also founded and was trustee and president of Wellsford Residential Property Trust, a publicly-owned multi-family real estate investment trust that was merged into Equity Residential Properties Trust. Mr. Lowenthal is a member of the board of directors of several companies, including, Reis, Inc., Omega Healthcare Investors, Inc., a healthcare real estate investment trust and American Campus Communities, a publicly traded Real Estate Investment Trust which focuses solely on student housing in the United States. He also serves as non-executive Chairman of Tiburon Lockers, Inc., a privately held owner-operator of rental storage lockers for transportation, entertainment, sports and other venues.

Rafael Matute Labrador is Executive Vice-President and Chief Financial Officer of Wal-Mart de Mexico. He has been a member of the Board of Directors and the Executive Committee of the Board of Directors for Wal-Mart de Mexico since 1998. In addition, Mr. Labrador is a member of the Board of Directors for Banco Wal-Mart de Mexico. He has also been member of Consultative Boards for Nacional Financiera (NAFIN), Banorte y Banco Nacional de México (Banamex/Citibank). He has an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Barcelona, Spain. He has attended upper management courses at IMD in Lausanne, Switzerland and at the University of Chicago Booth School of Business (GSB).

Secretary

The secretary of the board of directors is Jaime Cortés Rocha, who is not a member of the board of directors.

Audit Committee

Our Audit Committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Edward Lowenthal, Matthew Zell and Z. Jamie Behar. Our Board of Directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the Audit Committee satisfies the financial literacy requirements of the New York Stock Exchange. Our statutory auditor may attend audit committee meetings, although he does not have the right to vote. Among other duties and responsibilities, the committee issues opinions to the board of directors regarding related party transactions; where if it deems appropriate, it recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers; reviews the critical accounting policies adopted by us and advises the board of directors on changes to such policies; assists the board of directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the board of directors. The committee is also responsible for the appointment, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services and for the establishment of procedures for the receipt, retention, and treatment of complaints received with respect to accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees with regard to the same.

Executive Committee

Our Executive Committee consists of Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Edward Lowenthal, Luis Alberto Harvey MacKissack and Rafael Matute Labrador. Among other duties and responsibilities, the committee acts on general planning and financial matters not reserved exclusively for action by the board of directors, including appointing and removing our CEO, members of management, and any of our employees; entering into credit agreements on our behalf; and convening shareholders’ meetings.

Corporate Governance and Compensation Committee

Our corporate governance and compensation committee consists of Luis Alberto Harvey MacKissack, Edward Lowenthal and Matthew Zell. Among other duties and responsibilities, the committee identifies individuals qualified to become board members and makes recommendations to the board of directors and shareholders regarding director and executive nominees; issues opinions to the board of directors regarding related party transactions, develops and recommends to the board of directors a set of corporate governance principles applicable to us; oversees the evaluation of the board and management; and makes recommendations for compensation policies applicable to our executives and officers. The committee also reviews and approves corporate goals and objectives relating to CEO compensation, evaluates the CEO’s performance in light of those goals and objectives, determines and approves the CEO’s compensation level based on this evaluation, and makes recommendations to the board with respect to compensation plans and incentive-compensation plans as well as employee stock option plans.

Risk Management Committee

Our Risk Management Committee consists of Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Edward Lowenthal, Luis Alberto Harvey, Rafael Matute Labrador MacKissack, and Wilfrido Castillo Sánchez-Mejorada. The Committee reviews and approves the activities related to the contracting of hedging instruments of the Company. The Committee also identifies, assesses and limits other business risk associated with the normal activities of the Company. The Committee also identifies, evaluates and establishes limits to other business risks related to the Company’s operations.

Disclosure Committee

Our disclosure committee as approved by the Board of Directors is comprised of executives within management. This committee is chaired by the Investor Relations Officer and is comprised of the Chief Executive Officer, the Chief Financial Officer, the Manager of Financial Reporting, and the Administrative and Accounting Officer and the General Counsel. Among other duties and responsibilities, the committee establishes the criteria to identify relevant information and reviews before publishing all documents that are to be presented to the general public as well as to buy side and sell side analysts.  By doing this, the committee acts to ensure that the relevant information issued by the Company is accurate in all financial, economic and operative aspects.

Ethics Committee

Our ethics committee, as approved by the Board of Directors is comprised of executives within management. This committee is comprised of the Chief Executive Officer, the Executive Director of Human Resources and Corporate Responsibility, the General Counsel, the Training Director, the Director of Administrative Support and an external legal counsel.  Among other functions, the committee acts to ensure that the Company complies with its code of ethics and determines the sanctions if certain actions are considered to be not in compliance therewith. The Committee also receives and processes complaints from the Company’s personnel.

Senior Management

As of the date of this annual report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman

Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Carlos Moctezuma Velasco	1965	Chief Financial Officer
Ramón Lafarga Bátiz	1960	Administrative and Accounting Officer
Monica Lafaire Cruz	1964	Vice President of Human Resources and Social Responsibility
Rubén Izábal González	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Affordable Entry-Level Division and Chief Operations Officer

Julián de Nicolás Gutiérrez	1971	Vice President—Middle-Income Division
Daniel Leal Díaz-Conti	1952	Vice President—Sales and Marketing
Alberto Urquiza Quiroz	1962	Vice President—International Division

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of the board of directors. Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of the Mexican Chamber of Industrial Housing Promoters and Development, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de Vivienda) and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager supervisor. He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey in Guadalajara.

Carlos Moctezuma Velasco is Homex´s Chief Financial Officer. Mr. Moctezuma had served as Investor Relations Officer since

April, 2004. Mr. Moctezuma was appointed Director of Strategic Planning for the Company in December of 2007. Prior to joining Homex, Mr. Moctezuma served as Senior Manager of Finance and Investor Relations Officer in Grupo Iusacell, S.A. de C.V., a publicly traded Mexican wireless telecommunications company that was formerly a subsidiary of Verizon Communications.  From 1993 to 1999, Mr. Moctezuma held various finance —related positions in Tubos de Acero de Mexico, S.A., including Manager of Investor Relations.  Mr. Moctezuma is President and co-founder of the Mexican Investor Relations Association (AMERI), having held various positions there since 2002.

Ramón Lafarga Bátiz has been the Administrative and Accounting Officer of Homex since June 2007. Prior to this position, Mr. Lafarga served as Administrative Vice President from 1993 to 2006. His prior experience includes serving as CEO and partner in Lafarga Bátiz, Contadores Públicos, a public accounting firm, and partner and CEO of a private company specializing in computer equipment.

Mónica Lafaire Cruz is the Vice President of Human Development and Social Responsibility and President of Homex Foundation. Mónica Lafaire has served as director of Homex’s regional offices and manager of the trust Homex — Nafin.  She was also responsible for implementing the supply chain program with NAFIN. Besides her work at Homex, she taught finance, philosophy and management at the Universidad Panamericana.  Mónica Lafaire has a degree in business administration from La Salle University.

Rubén Izábal González has served as Vice President—Construction since 1997. Prior to joining Homex, Mr. Izabal served at different construction companies, including Gomez y Gonzales Constructores, Provisur S.A. de C.V., Promotoria de Vivienda del Pacifico, S.A. de C.V., and Constructor Giza, S.A. de C.V. Currently, Mr. Izabal oversees our construction operations, with a focus on the homebuilding process. Mr. Izabal earned an undergraduate degree in architecture from Instituto Tecnológico y de Estudios Superiores del Occidente in Guadalajara, Jalisco. Mr. Izabal also earned an associate degree in Business Management from Instituto Tecnológico de Estudios Superiores de Monterrey.

Alberto Menchaca Valenzuela has served as Vice President—Affordable Entry-Level and Chief Operations Officer since January 2007. Prior to this appointment, Mr. Menchaca served as Vice President—Operations from 2000 to 2006 and as finance manager from 1996 to 2000. His prior experience includes work at Banco Mexicano, InverMexico and Banca Confia. Currently, Mr. Menchaca oversees our affordable entry-level division with a focus on home deliveries and branch management. Mr. Menchaca earned an undergraduate degree in agricultural engineering from Universidad Autónoma Agraria Antonio Narro in Saltillo, Coahuila.

Julián de Nicolás Gutiérrez has served as Vice President—Middle-Income Division since January 2007. Prior to becoming Vice President—Middle-Income Division, he served as Regional Director for the western zone from 2005 to 2007 and started the operations of the Company in the city of Guadalajara in 2002. Currently, Mr. de Nicolás oversees our middle-income division, with a focus on home deliveries and branch management. Mr. de Nicolás holds an undergraduate degree in marketing from Instituto Tecnológico y de Estudios Superiores de Monterrey in Monterrey, and an associate degree from Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Daniel Leal Díaz-Conti has served as Vice President—Sales and Marketing since January 2007. Mr. Leal joined Homex from Hipotecaria Nacional, where he served as Deputy General Director of Sales and Marketing. Mr. Leal was also President of the mortgage chapter of the Mexican Association of Banks until February 2007. Mr. Leal has an undergraduate degree in economics from Universidad Veracruzana.

Alberto Urquiza Quiroz serves as Vice President—International Division. Mr. Urquiza also served as Vice president of NAFIN (Nacional Financiera), a Mexican development bank for five years, where he held several positions including Government Banking VP, Business Development VP and Mexico City Metropolitan Area VP. Prior thereto Mr. Alberto worked in Bancomer, one of the biggest banks in Mexico, for more than 15 years as Government Banking VP, Corporate Banking VP and Finance Engineer. He also owns a software company. He holds an undergraduate degree in business administration from Universidad Iberoamericana in Mexico City, an MBA from IPADE Business School and a postgraduate in Finance from Instituto Tecnológico Autónomo de México (ITAM).

Compensation of Directors and Senior Management

Each member of the board of directors is paid a fee of US$12,500 for each board meeting that he or she attends, subject to an annual cap of US$50,000. In addition, members of the audit committee are also paid an annual compensation fee of US$25,000 (the chairman of the audit committee’s annual compensation is US$35,000 and members of the executive, corporate governance and compensation committees are paid an annual fee of US$5,000).

For 2008, the aggregate amount of compensation net of taxes paid to all directors, alternate directors and committee members was approximately US$420,808, which includes US$108,348 of variable compensation for directors paid during the second quarter of 2008.

For 2008, the aggregate amount of compensation paid to all executive officers through the Long Term Executives Stock Option Plan was approximately US$44,984.

We offer a bonus plan to our directors and senior management that is based on individual performance and our results of operations. This variable compensation can range from 30% to 50% of annual base compensation, depending on the employee’s level.

Since late 2007 we offer a stock option plan as an incentive to key executives of the Company. The shares for the stock option plan for executives (999,200 shares) were repurchased by the Company, through a trust especially created for this purpose. In 2007, 978,298 stock options were granted to the key executives at an exercise price of greater than the market value at the grant date of Ps.98.08. In 2008, 612,516 were granted to the executives.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires three years from the grant date or, in some cases, after 180 days from the departure of the executive from the Company. Given the condition of the equity markets in 2008, the Company’s Chief Executive Officer extended the Company’s option policy to allow executives to exercise their options one year later than previously permitted under the policy, if they had not exercised any options during the previous year.

The average remaining life of the options is 2.5 and 2.1 years as of December 31, 2008 and 2007, respectively. The average fair value of all the stock options granted was Ps.6.02 and Ps. 18.42 pesos per stock option, as of December 31, 2008 and 2007, respectively.

The total compensation cost related to non-vested stock option awards not yet recognized was Ps. 3,687 and Ps. 18,019 at December 31, 2008 and 2007, respectively.

EMPLOYEES

As of December 31, 2008, we had a total of approximately 17,280 employees; 17,251 of these employees were employed in Mexico and 29 were employed in India. Our total employees for 2007, 2006 and 2005 were 15,127, 11,948, and 7,337, respectively. Of our total employees as of December 31, 2008, approximately 30% were white-collar and 70% were blue-collar.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report:

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez	36,640,369	10.91%
Gerardo de Nicolás Gutiérrez	34,808,351	10.36%
José Ignacio de Nicolás Gutiérrez	8,363,326	2.49%
Julián de Nicolás Gutiérrez	27,480,277	8.18%
Carlos Moctezuma Velasco	*	*
Ramón Lafarga Bátiz	*	*
Mónica Lafaire Cruz	*	*
Daniel Leal Díaz-Conti	*	*
Rubén Izabal González	*	*
Alberto Menchaca Valenzuela	*	*
Alberto Urquiza Quiroz	*	*
Luis Alberto Harvey MacKissack	*	*
Matthew M. Zell	*	*
Z. Jamie Behar	*	*
Wilfrido Castillo Sanchez-Mejorada	*	*
Edward Lowenthal	*	*
Rafael Matute Labrador	*	*

*              Beneficially owns less than one percent of the outstanding shares of our capital stock.

ITEM 7.       Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2008, there were 334,870,350 common shares issued and outstanding, with 153,429,216 shares held in the United States in the form of American Depositary Shares by six record holders. The remaining shares were held through Mexican custodians. Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

On February 5, 2008, the de Nicolás family acquired 17,142,857 common shares of Homex from EIP in a private transaction. On April 25, 2008, pursuant to the investment policies of EIP’s investment fund, EIP sold the rest of its approximately 11 million common shares of Homex in a private transaction. As of March 31, 2009, EIP had an ownership equivalent to 1.0% of the Company’s common shares. See “Item 4.  Information on the Company—Business Overview—Our Relationship with Equity International Properties, Inc.”

The de Nicolás family now holds 35% of Homex’s capital. The public float remains below 65%.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of June 26, 2009. The Company’s major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of June 26, 2009
Identity of Shareholder	Number of Shares	% of Share Capital
de Nicolás family(1)(2)	117,777,176	35.00%
Total(3)	335,869,550	100.00%

(1)	Following the acquisition of Beta.

(2)

Held by Ixe Banco, S.A. as trustee of Trust No. F/466 for the benefit of the de Nicolás family, including Eustaquio Tomás de Nicolás Gutiérrez, José Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julián de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez. Voting and dispositive control over these shares is directed by a Technical Committee comprised of Eustaquio Tomás de Nicolás Gutiérrez, José Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julián de Nicolás Gutiérrez and Juan Carlos Torres Cisneros.

(3)	Includes public shareholders that in the aggregate hold 65% of our share capital.

RELATED PARTY TRANSACTIONS

We have engaged, and in the future may engage, in transactions with our shareholders and companies affiliated with our shareholders. We believe that the transactions in which we have engaged with these parties have been made on terms that are no less favorable to us than those that could be obtained from unrelated third parties. We currently require that transactions with our shareholders and companies affiliated with our shareholders be approved by our board of directors after considering the recommendation of our audit committee or our corporate governance and compensation committee and, in certain cases, after an independent fairness opinion, as required by the Mexican Securities Market Law and other applicable laws.

The Company was party to an administrative service agreement with two entities (Serviasesorías and Administradores de la Empresa en Equipo, S.C.), whose principal owners are officers of the Company, for which PICSA paid a 5% fee based on total expenses. The amounts paid under this agreement totaled Ps.55,389 and Ps.88,232 in 2007 and 2006, respectively.  No amounts were paid in 2008. As of April 1, 2007, these companies entered into a liquidation process and the employees were transferred to subsidiaries of the Company.

Financing from Related Parties

Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez, our Chairman, and José Ignacio de Nicolás Gutiérrez, brother of Eustaquio de Nicolás Gutiérrez, collectively owned a 29.4% ownership interest in Hipotecaria Crédito y Casa, S.A. de C.V, or Crédito y Casa, the principal business of which is providing mortgage financing and bridge loan financing. We estimate that in 2008, 2007 and 2006, 0.1% of the mortgages obtained by our homebuyers were provided by Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez and Jose Ignacio de Nicolás Gutiérrez are both members of the de Nicolás family, which collectively owns 13.4% of our share capital. In the past, Crédito y Casa has provided bridge loan financing to us and mortgages under SHF-sponsored programs to our customers. During 2006, 2007 and 2008, Crédito y Casa provided mortgages with respect to some of the homes sold by us.

On November 19, 2007, Hipotecaria Crédito y Casa, S.A. de C.V. was purchased by an independent group of investors, and is no longer an affiliate.

Financing to Related Parties

No related party transactions were reported in 2008 and 2007.

Land Purchases from Related Parties

No related party transactions were reported in 2008 and 2007.

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

In July 2007, the Company entered into an agreement with Empreendimentos Imobiliarios Limitada (“E.O.M.”), pursuant to which the Company agreed to contribute 67% and E.O.M. agreed to contribute 33% of the projected 4.0 million Brazilian Reals capital stock of Homex Brasil Incorporacoes and Construcoes Imobiliarios Limitada (Homex Brasil). Following disagreements with E.O.M., the Company exercised its right to terminate the 2007 agreement.

In November of 2008, the Company reached a settlement with E.O.M. and terminated the 2007 agreement. Pursuant to the settlement, the Company agreed to purchase the Khafif family’s 33% interest in Homex Brasil for 8,352,941 Brazilian Reals, equivalent to approximately Ps. 48.5 million. As of December 31, 2008, Homex had paid 2.1 million Brazilian Reals (Ps.11.7 million). The remaining balance will be paid in four equal payments in the months of April and October of 2009 and 2010. The Company has treated the step acquisition of this minority interest as a transaction between entities under common control, as is appropriate under MFRS. Because E.O.M. had negligible identifiable tangible or intangible assets as of the date of the transaction, the Company has recognized the entire amount of this transaction as a settlement expense (other expense) in the statement of income for 2008 (See Note 21).

Pursuant to the settlement, the Company is able to operate in Brazil with a 100%-owned subsidiary.

ITEM 9.       The Offer and Listing.

Our common shares have been traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) since June 29, 2004. The ADSs, each representing six common shares, have been trading on the New York Stock Exchange since June 29, 2004. On December 31, 2008, there were 334,870,350 outstanding common shares (of which 153,429,216 were represented by 25,571,536 ADSs held by six holders of record in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices of our common shares and ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps. per share)		(U.S. $ per ADS) (one ADS= six common shares)
2005
3rd Quarter	56.34	48.68	31.97	26.98
4th Quarter	58.77	49.18	32.80	27.21

2006
1st Quarter	66.85	54.80	38.21	30.68
2nd Quarter	71.26	51.90	38.98	27.11
3rd Quarter	70.97	56.37	39.45	30.85
4th Quarter	108.16	68.23	59.90	36.97

2007
1st Quarter	117.20	93.71	64.14	50.03
2nd Quarter	115.35	104.62	63.16	57.13
3rd Quarter	112.02	89.89	62.37	49.59
4th Quarter	105.18	82.47	57.90	44.97

2008
1st Quarter	112.90	84.11	62.8	45.99
2nd Quarter	120.10	100.49	69.85	58.58
3rd Quarter	103.04	74.92	60.84	41.41
4th Quarter	77.60	27.17	42.51	12.05

2009
January 2009	56.78	42.94	25.55	18.37
February 2009	51.69	31.82	21.89	12.52
March 2009	35.53	26.06	14.99	10.05
April 2009	51.49	33.58	23.65	14.54
May 2009	59.49	43.17	27.02	19.38
June 26, 2009	65.83	57.19	29.21	25.67

On June 26, 2009, the last reported sale price of the common shares on the Mexican Stock Exchange was Ps.59.79 per common share and the last reported sale price of the ADSs on the New York Stock Exchange was US$27.20 per ADS.

MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation (sociedad anónima bursátil de capital variable). Securities are traded on the Mexican Stock Exchange each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

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

Effective June 28, 2006, the New Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to bring corporate governance practices in line with international standards. Such protections and corporate governance practices have been incorporated to our bylaws. See “Item 3. Key Information—Risk Factors — Risk Factors Related to Mexico — Minority shareholders have different rights against us, our directors, or our controlling shareholders in Mexico.”

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

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants. The general regulations, which repealed several previously enacted CNBV regulations (circulares), now provide a single set of rules governing issuers and issuer activity, among other things. The CNBV general regulations were amended to conform to the New Mexican Securities Market Law by resolution of the CNBV published on September 22, 2006, and were updated on September 19, 2008 and January 27, 2009.

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

Pursuant to the CNBV’s general regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system, or SEDI (Sistema Electrónico de Envío y Difusión de Información), for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial information via a Mexican Stock Exchange-approved electronic financial information system, or SIFIC (Sistema de Información Financiera Computarizada). Immediately upon its receipt, the Mexican Stock Exchange makes financial information prepared via SIFIC available to the public.

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

Pursuant to the January 27, 2009 CNBV regulations update, the Company must notify the CNBV by June 30 of each year the individual shareholdings by directors and executive officers of 1% or more of the Company’s share capital, or any other shareholdings of more than 5% of said capital.

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

Restrictions Affecting Non-Mexican Shareholders

Foreign investment in capital stock of Mexican corporations is regulated by the 1993 Foreign Investment Law and by the 1998 Foreign Investment Regulations to the extent they are not inconsistent with the Foreign Investment Law. The Ministry of Economy and the National Foreign Investment Commission (Comisión Nacional Reguladora de la Inversión Extranjera) are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

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

•     upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•      at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2 / 3 % of the voting stock which is not owned by the interested shareholder.

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

•      individuals are residents of Mexico if they are state employees, regardless of the location of the individual’s core of vital interests; and

•      legal entities are residents of Mexico if they maintain their principal place of business or their place of effective management in Mexico.

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

The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate being a PFIC for our 2009 taxable year.  However, this determination is made annually and it is possible that our status could change.

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

Taxation of Dividends

Mexican Tax Considerations

Under the provisions of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to non-resident holders with respect to the common shares or the ADSs will not be subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 38.89% (gross-up of 28%) . The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

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

Gain on the sale of the common shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. The exemption is not available when a person or a group of people control a company or own 10% or more of the capital stock of a company and sell 10% or more of the company’s stock in a period of 24 months in one or more transactions of such shares.

Gain on sales or other dispositions of the common shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% on gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferential tax regime.

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

ITEM 11.       Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2008, we had outstanding indebtedness of Ps.7,811.4 million, the majority of which bore interest at fixed interest rates. The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio). TIIE increases would, consequently, increase our interest payments.

The following table sets forth principal cash flows by scheduled maturity, average interest rates, and estimated fair market value of our debt obligation as of December 31, 2008. Fair value is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

	Expected Maturity Dates as of December 31,
	2009	2010	2011	2012	2013	After 2014	Total	Fair Value Dec. 31, ‘08
	(Millions of Dollars Equivalent)
Long-term debt
Fixed rate *	—	—	—	—	—	250	250	250
Average interest rate**	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Variable rate (Ps.)	103	40	7	7	153	0	311	311
Average interest rate	10.9%	10.4%	10.2%	10.2%	10.2%	0%

*  Until July 5, 2008 our outstanding US$250 million Senior Guaranteed Notes included the principal-only swap effect, whereby at maturity date we were to pay pesos at a contractual fixed exchange rate of Ps.10.83 per dollar and receive U.S. dollars equivalent to the notional amount of US$250 million. This principal-only swap was cancelled on the aforementioned date.

** Until July 5, 2008 included a six-month weighted fixed rate of 2.92% of our principal-only swap. This principal-only swap was cancelled on the aforementioned date.

A hypothetical, instantaneous, and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2008 would have increased our interest expense in 2008 by approximately Ps.42.8 million, over a twelve-month period.

Together with the issuance of the US$250 million long-term U.S. dollar-denominated Senior Guaranteed Notes due 2015, Homex entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate of 2.92% exposed to U.S. dollar currency fluctuations. The underlying notes bear interest at a rate of 7.5% payable semi-annually and are exposed to U.S. dollar currency fluctuations. The Company accounted for this swap at fair value in its consolidated financial statements. Because the agreement did not meet the requirements for hedge accounting, periodic mark-to-market measurement was made through the income statement. This principal-only swap was cancelled on July 5, 2008.

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

The exchange rates in effect at December 31, 2008, 2007 and 2006 were Ps. 13.7738, Ps.10.9185 and Ps.10.8385, respectively, per U.S. dollar.

ITEM 12.       Description of Securities other than Equity Securities.

Not applicable.

PART II

ITEM 13.       Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

ITEM 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15.       Controls and Procedures.

(a)           Disclosure controls and procedures.

Under the supervision of our Chief Executive Officer, Chief Financial Officer and other management, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms. Further, management concluded that our disclosure controls and procedures are effective to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as necessary to allow timely decisions regarding required disclosure.

(b)           Management’s annual report on internal controls over financial reporting.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework governing Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican FRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 26, 2009.

(c)           Attestation Report of the registered public accounting firm.

The Board of Directors and Shareholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Desarrolladora Homex, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Desarolladora Homex, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

C.P.C. Carlos Alberto Rochín Casanova

Culiacán, México

June 26, 2009

(d)           Changes in internal control over financial reporting.

In our prior year Form 20-F, we reported a material weakness in internal control over financial reporting related to our US GAAP conversion process as of December 31, 2007. We remediated this material weakness during 2008. There has been no other change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.       Principal Accountant Fees and Services

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2008 and 2007, our auditors continued to be Mancera, S.C., a member practice of Ernst & Young Global.

The following table summarizes the aggregate fees billed to us by Mancera, S.C., a member practice of Ernst & Young Global, during the fiscal years ended December 31, 2008 and 2007, respectively:

	Years ended December 31,
	2008		2007
	(in thousands of Mexican pesos)
Audit fees	Ps.	17,296	Ps.	20,071
Audit-related fees	—		1,325
Tax fees	2,247		1,609
Total fees	Ps.	19,543	Ps.	23,005

Audit fees. Audit fees in the above table are the aggregate fees billed by Mancera, S.C. in connection with the audit of our annual financial statements and statutory and regulatory audits. This caption also includes Sarbanes-Oxley Section 404 attestation services.  Amounts presented for 2008 include Ps. 1,659 corresponding to additional fees from the audit of 2007, which were agreed and billed after we filed the 20-F for the year ended December 31, 2007.

Audit-related fees.  Audit-related fees in the above table are fees billed by Mancera, S.C. for the review of pro forma financial information related to contemplated business activities. This section also includes fees related to financial due diligence fees paid to other Ernst & Young affiliated firms for international expansion activities.

Tax fees.  Tax fees in the above table include the aggregate fees billed by Mancera, S.C. for the review of reports on our transfer pricing study, and fees paid to Mancera, S.C. and other Ernst & Young affiliated firms for international tax services.

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

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our shares by us and affiliated purchasers in 2008:

Issuer Purchases of Equity Securities

(for the fiscal year ended December 31, 2008)

Period	Total Number of Shares (or Units) Purchased		Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
January	—		—
February	17,142,857	(1)	$8.75
March	—		—
April	—		—
May	—		—
June	—		—
July	—		—
August	—		—
September	—		—
October	—		—
November	—		—
December	—		—
Total	17,142,857		$8.75

(1)

On February 7, 2008, the de Nicolás family Trust acquired 17,142,857 Shares from EIP Investment Holdings LLC Comm V.A. for US$150,000,000. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 16F.       Change of Certifying Accountant

Not applicable.

ITEM 16G.       Corporate Governance

As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. Pursuant to Rule 303.A11 of the NYSE — listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standard.

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

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ***

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. ****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ***

8	List of Principal Subsidiaries.***

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

****	Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

+	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B.
DE C.V.

/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer

Dated: June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Desarrolladora Homex, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years ended December 31, 2008, the related consolidated statement of cash flows for the year ended December 31, 2008, and the related consolidated statements of changes in financial position for each of the two years ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and cash flows for the year ended December 31, 2008, and the consolidated results of their operations and changes in their financial position for each of the two years ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Notes 28 and 29 to the consolidated financial statements).

As disclosed in Note 3 to the accompanying consolidated financial statements, during 2008, the Company adopted Mexican Financial Reporting Standard (“MFRS”) B-2 Statement of Cash Flows, MFRS B-10 Effects of Inflation, MFRS D-3 Employee Benefits, and certain other MFRS. As is also disclosed in Note 3 to the accompanying consolidated financial statements, during 2007, the Company adopted the provisions of MFRS D-6 Capitalization of the comprehensive financing cost.  The application of all of these standards were prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26 2009, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

C.P.C. Carlos Alberto Rochín Casanova

Culiacan, Mexico
June 26, 2009

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated balance sheets

(Figures in thousands of Mexican pesos (Ps.))

	2008
	Convenience
	Translation	As of December 31,
	(Note 2a)	2008		2007
Assets
Current assets:
Cash and cash equivalents (Note 4)	$82,776	Ps.	1,140,140	Ps.	2,206,834
Restricted cash (Note 4)	9,296	128,045		156,090
Trade accounts receivable, net (Note 5)	860,005	11,845,530		7,549,258
Inventories (Note 6)	370,764	5,106,832		4,392,039
Prepaid expenses and other current assets, net (Note 7)	31,018	427,238		490,354
Total current assets	1,353,859	18,647,785		14,794,575

Land held for future development (Note 6)	671,889	9,254,469		7,091,074
Property and equipment, net (Note 8)	101,855	1,402,928		1,155,729
Goodwill (Note 3j)	53,134	731,861		731,861
Other assets, net (Note 9)	34,005	468,369		416,017
Total assets	$2,214,742	Ps.	30,505,412	Ps.	24,189,256

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt (Note 10)	$102,906	Ps.	1,417,404	Ps.	260,758
Current portion of leases (Note 12)	6,480	89,255		68,187
Trade accounts payable (Note 14)	290,831	4,005,853		3,456,269
Land suppliers (Note 15)	168,874	2,326,036		2,754,906
Advances from customers	26,569	365,962		279,823
Taxes other than income taxes	25,978	357,821		79,494
Income taxes	9,376	129,141		32,992
Employee statutory profit-sharing	5,115	70,445		35,163
Total current liabilities	636,129	8,761,917		6,967,592

Long-term debt (Note 10)	434,892	5,990,119		3,098,786
Long-term leases (Note 12)	22,844	314,639		288,857
Financial instruments (Note 11)	—	—		79,098
Other long-term liabilities (Note 25)	1,336	18,403		—
Long-term land suppliers (Note 15)	29,435	405,426		992,801
Employee benefits obligations (Note 13)	6,182	85,150		79,097
Deferred income taxes (Note 23)	247,753	3,412,501		2,841,895
Total liabilities	1,378,571	18,988,155		14,348,126

Stockholders’ equity (Note 16):
Common stock	38,334	528,011		528,011
Additional paid-in capital	238,149	3,280,223		3,280,223
Shares repurchased for employee stock option plan, at cost	(7,212)	(99,342)		(99,342)
Retained earnings	545,145	7,508,715		5,581,198
Other stockholders’ equity accounts	3,870	53,307		342,828
Majority stockholders’ equity	818,286	11,270,914		9,632,918
Minority interest in consolidated subsidiaries	17,885	246,343		208,212
Total stockholders’ equity	836,171	11,517,257		9,841,130
Total liabilities and stockholders’ equity	$2,214,742	Ps.	30,505,412	Ps.	24,189,256

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statements of income

(Figures in thousands of Mexican pesos (Ps.) except earnings per share)

	2008
	Convenience
	translation	For the years ended December 31,
	(Note 2a)	2008		2007		2006

Revenues (Note 3b)	$1,368,576	Ps.	18,850,496	Ps.	16,222,524	Ps.	13,439,519
Cost of sales (Note 3b)	978,180	13,473,257		11,041,456		9,191,005
Gross profit	390,396	5,377,239		5,181,068		4,248,514
Operating expenses (Note 20)	172,621	2,377,646		1,798,429		1,359,147

Income from operations	217,775	2,999,593		3,382,639		2,889,367

Other (expenses) income, net (Note 21)	(7,980)	(109,926)		209,223		11,004

Net comprehensive financing cost (Note 6):
Interest expense (Note 22)	17,209	237,033		344,928		674,579
Interest income	(11,424)	(157,351)		(140,202)		(108,792)
Exchange loss	11,968	164,841		26,782		46,501
Valuation effects of derivative instruments (Note 11)	22,794	313,962		(147,977)		101,895
Monetary position loss (Note 3a)	—	—		195,373		76,786
	40,547	558,485		278,904		790,969

Income before income tax	169,248	2,331,182		3,312,958		2,109,402

Income tax (Note 23)	51,705	712,175		951,280		669,843

Consolidated net income	$117,543	Ps.	1,619,007	Ps.	2,361,678	Ps.	1,439,559

Net income of majority stockholders	$114,774	Ps.	1,580,876	Ps.	2,233,066	Ps.	1,391,281
Net income of minority stockholders	2,769	38,131		128,612		48,278

Consolidated net income	$117,543	Ps.	1,619,007	Ps.	2,361,678	Ps.	1,439,559

Weighted average shares outstanding (in thousands)	334,870	334,870		335,688		335,869

Basic and diluted earnings per share of majority stockholders	$0.34	Ps.	4.72	Ps.	6.65	Ps.	4.14

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2008, 2007 and 2006

(Figures in thousands of Mexican pesos (Ps.))

	Common stock		Additional paid-in capital		Shares repurchased for employee stock option plan		Retained earnings		Other stockholders’ equity accounts		Total Majority stockholders’ equity		Minority interest in consolidated subsidiaries		Total stockholders’ equity (Note 16)

Balances as of January 1, 2006	Ps.	528,011	Ps.	3,280,223			Ps.	1,956,851	Ps.	337,779	Ps.	6,102,864	Ps.	40,455	Ps.	6,143,319
Comprehensive income							1,391,281		9,626		1,400,907		48,278		1,449,185
Balances as of December 31, 2006	528,011		3,280,223				3,348,132		347,405		7,503,771		88,733		7,592,504
Comprehensive income							2,233,066		(4,577)		2,228,489		128,612		2,357,101
Shares repurchased for employee stock option plan					Ps.	(99,342)					(99,342)				(99,342)
Dividends paid by consolidated subsidiary (Note 16f)													(9,133)		(9,133)
Balances as of December 31, 2007	528,011		3,280,223		(99,342)		5,581,198		342,828		9,632,918		208,212		9,841,130
Reclassification to retained earnings from the accumulated monetary position (Note 3a)							346,641		(346,641)
Initial adoption of MFRS D-3 Employee benefits (Notes 3a and13)									33,764		33,764				33,764
Comprehensive income							1,580,876		23,356		1,604,232		38,131		1,642,363
Balances as of December 31, 2008	Ps.	528,011	Ps.	3,280,223	Ps.	(99,342)	Ps.	7,508,715	Ps.	53,307	Ps.	11,270,914	Ps.	246,343	Ps.	11,517,257

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statement of cash flows

(In thousands of Mexican pesos (Ps.))

	2008
	Convenience
	translation (Note 2a)	For the year ended December 31, 2008
Cash flows generated by (used in) operating activities
Income before income tax	$169,248	Ps.	2,331,182
Items related to investing activities:
Depreciation and amortization	30,857	425,021
Gain on sale of property and equipment	(637)	(8,771)
Interest income	(11,424)	(157,351)
Items related to financing activities:
Interest expense	48,191	663,765
Valuation effects of derivative instruments	22,794	313,962
Deferred profit-sharing	222	3,061
Exchange loss	51,946	715,500
	311,197	4,286,369

Increase in trade accounts receivable	(311,916)	(4,296,272)
Increase in inventories and land held for future developments	(208,961)	(2,878,188)
Decrease in prepaid expenses and other assets	6,724	92,611
Interest income collected	11,424	157,351
Increase in trade accounts payable	31,151	429,063
Decrease in accounts payable to land suppliers	(73,781)	(1,016,245)
Increase in other liabilities	30,358	418,151
Increase in employee benefits obligations	2,922	40,242
Payments of derivative instruments	(24,751)	(340,912)
Income tax paid	(8,969)	(123,531)
Net cash flows from operating activities	(234,602)	(3,231,361)

Cash flows generated by (used in) investing activities
Increase in the investment in associate	(2,013)	(27,727)
Acquisition of property and equipment	(40,927)	(563,723)
Proceeds from sale of property and equipment	7,167	98,720
Net cash flows from investing activities	(35,773)	(492,730)

Cash flows generated by (used in) financing activities
Proceeds from new borrowings	663,962	9,145,280
Payments of notes payable	(425,522)	(5,861,061)
Interest paid	(48,339)	(665,807)
Net cash flows from financing activities	190,101	2,618,412
Net decrease of cash and cash equivalents	(80,274)	(1,105,679)
Translation adjustment	794	10,940
Cash, cash equivalents and restricted cash at the beginning of the year (1)	171,552	2,362,924
Cash, cash equivalents and restricted cash at the end of the year (1)	$92,072	Ps.	1,268,185

(1)     This balance is composed by Ps. 1,140,140 of cash and cash equivalents and Ps. 128,045 of restricted cash as of December 31, 2008 (Ps. 2,206,834 and Ps. 156,090 as of December 31, 2007, respectively).

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statements of changes in financial position

(In thousands of Mexican pesos (Ps.))

	For the years ended December 31,
	2007		2006
Operating activities
Consolidated net income	Ps.	2,361,678	Ps.	1,439,559
Add items that did not require the uses of resources:
Depreciation	196,307		130,829
Amortization of intangibles	105,410		114,529
Labor obligations	18,416		19,347
Deferred income taxes, net of inflation	818,407		526,539
	3,500,218		2,230,803
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(2,008,172)		151,277
Inventories and land held for future development	(2,090,087)		(3,503,491)
Other assets	(124,375)		227,385
Increase (decrease) in:
Trade accounts payable	1,321,131		559,288
Land suppliers	245,812		1,623,150
Taxes payable	(154,829)		(81,775)
Other liabilities	(29,529)		100,450
Net resources generated by operating activities	660,169		1,307,087

Financing activities
Proceeds from new borrowings	2,647,276		1,650,970
Payments of notes payable	(2,408,739)		(1,746,935)
Changes in fair value of financial instrument	(147,976)		99,401
Debt issuance costs	—		(12,994)
Share repurchase for employee stock option plan	(99,342)		—
Dividends paid by subsidiary company	(9,133)		—
Net resources used in financing activities	(17,914)		(9,558)
Investing activities
Restricted cash	(118,493)		(37,597)
Investment in associates	(17,869)		—
Acquisition of property and equipment, net	(680,748)		(302,392)
Net resources used in investing activities	(817,110)		(339,989)

Cash and cash equivalents:
Net (decrease) increase	(174,855)		957,540
Balance at beginning of year	2,381,689		1,424,149
Balance at end of year	Ps.	2,206,834	Ps.	2,381,689

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Notes to consolidated financial statements

For the years ended December 31, 2008 and 2007

(Figures as of December 31, 2008 in thousands of Mexican pesos (Ps.),

 except as otherwise indicated)

1. Nature of business

Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries (the “Company”) is comprised of a group of companies engaged mainly in the promotion, design, development, construction and sale of affordable entry level and middle income residential housing. All sales are made in Mexico.

To carry out its activities, the Company engages in land acquisition, obtaining permits and licenses, designing, constructing, marketing and selling homes, obtaining individual financing for its customers and developing communities to satisfy housing needs in Mexico.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the National Workers’ Housing Fund, or Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores (“INFONAVIT”), the Social Security and Services Institute Public-Segment Workers’ Housing Fund, or Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“FOVISSSTE”) and the governmental mortgage providers such as the Federal Mortgage Society, or Sociedad Hipotecaria Federal (“SHF”). Additionally, the Company participates in the market, where mortgage financing is provided by commercial banks and cash transactions.

For the years ended December 31, 2008, 2007 and 2006, revenues obtained through INFONAVIT mortgage financing accounted for 76%, 75% and 75% respectively, of the Company’s total revenues, with other sources accounting for 24%, 25% and 25%, respectively.

Homex’s operations include 112 developments in 32 cities located in 20 Mexican states, which states represent 74.4% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informatica). In 2008, 35% of Homex’s revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 8% in Guadalajara, the second largest city. The remaining revenues were originated throughout 30 cities.

The Company’s operations are on a seasonal basis: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the date of the beginning of the project and that of its completion.

On April 22, 2008, the Financial Director (CFO), Carlos Moctezuma Velasco and the Controlling Director, Ramón Lafarga Bátiz, authorized the issuance of the Company’s consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008. Those consolidated financial statements have been approved by the Audit Committee and the Board of Directors on April 26, 2009, and by the Company’s stockholders at its meeting held on April 29, 2009.

The accompanying consolidated financial statements which consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 28 and 29, were authorized for issuance herein by Gerardo de Nicolás (CEO), the CFO and the Controlling Director on June 26, 2009.

2. Basis of preparation

a) Convenience translation

The financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The statements’ translations of Mexican pesos into US dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps.13.7738 per one US dollar. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

b) Consolidation of financial statements

The consolidated financial statements include those of Desarrolladora Homex, S.AB. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership percentage
Company	2008	2007	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid.del Fideicomiso AAA Homex 80284	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	100%	100%	Administrative services and promotion related to construction industry
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67%	67%	Promotion, design, construction and sale of entry-level and middle-income
Casas Beta del Centro, S. de R.L. de C.V. (1)	100%	100%	Promotion, design, construction and sale of entry-level and middle-income
Casas Beta del Norte, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level
Casas Beta del Noroeste, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level
Hogares del Noroeste, S.A. de C.V. (2)	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing.
Opción Homex, S.A. de C.V. (4)	100%	100%	Sale, lease and acquisition of properties
Homex Amuéblate, S.A. de C.V. (4)	100%	100%	Sale of housing related products
Homex Global, S.A. de C.V. (3)	100%	100%	Holding company for foreign investments
Sofhomex, S.A. de C.V. S.F.O.M. E.R. (4)	100%	100%	Financial services
Nacional Financiera, S.N.C. Fid.del Fideicomiso Homex 80584	100%	100%	Employee stock option plan administration
HXMTD, S.A. de C.V. (5)	100%	—	Promotion, design, construction and sale of upper-income tourism housing
Homex Central Marcaria, S.A. de C.V. (5)	100%	—	Administration of industrial and intellectual property

Significant intercompany balances and transactions have been eliminated during the consolidation of these entities.

(1)                 Casas Beta del Centro, S. de R.L. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca), which are engaged in the promotion, design, construction and sale of entry-level housing. Huehuetoca is fully consolidated in accordance Bulletin B-8 Consolidated and Combined Financial Statements and Valuation of Permanent Investments (MFRS B-8), since the Company has control over this subsidiary.

(2)                   Hogares del Noroeste, S. A. de C.V. is a 50% owned and controlled subsidiary of Desarrolladora Homex, S.A.B. de C.V., which is engaged in the promotion, design, construction and sale of entry-level and middle-income housing. This entity is fully consolidated in accordance with MFRS B-8, since the Company has control over this subsidiary.

(3)                   Homex Global, S.A. de C.V, (Homex Global) owns the outstanding stock of the following companies:

(a)                   Effective March 2008, Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that performs the construction and development of entry-level and middle-income housing in India. This company had no significant operations during 2008.

(b)                   Effective September 2007, Homex Global owns 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, an associated company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt.

(c)                    Effective February 2008, Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no operations during 2008.

(d)                  Effective November 2008, Homex Global owns 100% of the outstanding common stock of Homex Brasil Incorporacoes a Construcoes Limitada (Homex Brasil), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada. Homex Brasil intends to perform construction and development of entry-level and middle-income housing in Sao Paulo, Brazil. However, it had no significant operations during 2008.

(4)               These companies were incorporated in 2007; however, they had no significant operations during 2007 and 2008.

(5)               These companies were incorporated in 2008; however, they had no significant operations during 2008.

3. Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with Mexican Financial Reporting Standards (MFRS).

a) New accounting policies

The most relevant standards that came into force in 2008 are described below:

MFRS B-2, Statement of Cash Flows

In November 2007, MFRS B-2 was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de la Información Financiera, A.C. (Mexican Financial Information Standards Research Development Board or “CINIF”) to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position is substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

MFRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 include a statement of changes in financial position, as previously established by Mexican accounting Bulletin B-12.

MFRS B-10, Effects of Inflation

In July 2007, the CINIF issued MFRS B-10, Effects of Inflation. MFRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years (an 8% annual average); and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

This standard also establishes the accounting rules applicable whenever the economy changes from any type of environment to another. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information are recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets.

The Interpretation 9 of MFRS establishes that comparative financial statements for years prior to 2008 must be expressed in Mexican pesos with purchasing power at December 31, 2007, which was the last date on which the effects of inflation were recognized.

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the retained earnings.

The effect of the adoption of this standard on the Company’s 2008 financial statements is the Company’s ceasing to recognize the effects of inflation on its financial information; therefore no monetary result was determined. The accumulated monetary position as of December 31, 2007 that was Ps. 346,641 was reclassified to the retained earnings.

MFRS B-15, Foreign Currency Translation

MFRS B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology.

The Company’s foreign operations are insignificant at this time and thus the impact of the adoption of this MFRS on the Company’s consolidated financial statements was also insignificant.

MFRS D-3, Employee Benefits

MFRS D-3, Employee Benefits replaces the previous MFRS accounting Bulletin D-3, Labor Obligations. The most significant changes contained in MFRS D-3 are as follows:

i)              shorter periods for the amortization of unamortized items such as transition obligations, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue. As further disclosed in Note 13, during 2008 the Company prospectively changed the amortization periods for its transition liability from those of 10-22 year periods in prior years, to a four year period starting in 2008, resulting in Ps. 5,559 in additional labor costs being recognized in its 2008 statement of income as compared to prior periods;

ii)           elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item. As further disclosed in Note 13, upon the adoption of MFRS D-3 the Company reversed its intangible asset of Ps. 30,092 and additional liability of Ps. 34,189 resulting in a credit to shareholders equity of Ps. 4,097 in 2008;

iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under MFRS D-4. The Company recorded a deferred profit sharing asset of Ps. 29,667 upon adoption of MFRS D-3. That asset has been adjusted to a value of Ps. 26,606 as of December 31, 2008; and

iv)       current-year and deferred employee profit-sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The impact of the adoption of MFRS D-3 is as indicated above.

MFRS D-4, Taxes on Profit

The CINIF also issued Mexican FRS D-4, Taxes on Profits which replaces Mexican accounting Bulletin D-4 Accounting for Income Taxes, asset Tax and Employee Profit-sharing. The most significant changes attributable to MFRS D-4 are as follows:

i)                the concept of permanent differences is eliminated. The asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary;

ii)             because current and deferred employee profit-sharing is now considered as an ordinary expense under MFRS D-3, it is excluded from this standard;

iii)          asset taxes are required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and

iv)         the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

The application of this standard is prospective in nature. Therefore the comparative financial statements from prior years were not modified. The adoption of this MFRS did not have any effect on the Company’s consolidated financial statements.

The most relevant standards that came into force in 2007 are described below:

MFRS B-3, Statement of Income

MFRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and modifies certain MFRS. The primary sections of the statement of income have been redefined to embody the concepts of “ordinary items” and the classification of income. Also, the caption Initial accumulated effect of accounting changes has been eliminated from such statement, as established in MFRS B-1, Accounting Changes and Error Corrections.

MFRS B-3 also allows entities to present costs and expenses in the statement of operations, based on their function or nature or a combination of both. MFRS B-3 does not require the presentation of operating income in the statement of operations, but still allows for it when operating income is deemed to be an important indicator for evaluating a particular entity’s performance. When an entity does decide to include the operating income caption, MFRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

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

MFRS C-13, Related Parties

This MFRS broadens the concept of related parties to include immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. MFRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensation granted to the entity’s key management personnel or directors (in the case of public companies). This standard allows entities to disclose, only when there are enough elements to sustain such an assertion, that the transactions carried out with related parties are on terms similar to market conditions.

The application of MFRS C-13 had no effect on the Company’s financial position or results of operations.

MFRS D-6, Capitalization of the Comprehensive Financing Cost

MFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which had been optional, under Mexican accounting Bulletin C-6, Property, Plant and Equipment.

Capitalized CFC is defined as the amount attributable to qualifying assets that could have been avoided if its acquisition had not taken place, which in the case of Mexican peso denominated financing, includes its interest and the net monetary position, and in the case of foreign currency denominated financing, it also includes any exchange gain or losses. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged period of time to carryout the activities to get them ready for their intended use, that are to be sold or leased that require a prolonged period to be acquired or readied for its sale or lease including inventories that require a period of time to take possession or to get them in conditions for their sale. The capitalization of the comprehensive result of financing starts and continues while investments for its acquisition are being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

MFRS D-6 establishes that the amount of capitalized CFC will be determined based on the loans that were specifically used to acquire the qualifying assets, or if such identification cannot be made, by applying the weighted average capitalization rate for financing to the weighted average number of investments in qualifying assets made during the acquisition period. Financing with imputed interest cost may be capitalized against the cost of acquired assets, since the financing is recognized at its present value.

The application of MFRS D-6 for the years ended December 31, 2008 and 2007 represented a decrease in CFC of Ps. 1,250,080 and Ps. 179,304, respectively, although Ps. 976,707 in 2008 and Ps. 119,286 in 2007 was ultimately charged to cost of sales as the underlying projects were sold. This standard is applied prospectively, so 2008 and 2007 are not comparable to 2006.

Interpretation 8 of MFRS, Effects of the Flat-Rate Business Tax (IETU)

In December 2007, the CINIF issued the Interpretation 8 of MFRS, which is effective for the reporting periods beginning on or after October 1, 2007. Such standard was created as a result of the need to clarify whether the new flat rate business tax (IETU) should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

MFRS interpretation 8 establishes that the IETU is a tax on income; therefore its effects should be recognized in conformity with the provisions of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and as of January 1, 2008, in conformity with MFRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first prepare financial projections to determine whether its future taxable base would result in a IETU payable or regular income tax payable. Based on the results of these projections, taxpayers will be able to identify the expected behavior of IETU and regular income tax.

Entities that have determined that they will essentially pay IETU in future years must recognize the effects of deferred IETU in their financial statements dated between October 1 and December 31, 2007. This deferred tax must correspond to the temporary differences and IETU credits existing in 2007 for which payment or recovery of IETU is expected as of or after 2008. Therefore, those entities that have determined that they will essentially pay IETU in the future must also eliminate the deferred income tax asset or liability recognized at such date. These adjustments give rise to an expense or income that must be recognized in the 2007 statement of income as part of the caption Taxes on Income or in stockholders’ equity when it relates to other comprehensive income (loss) items.

The deferred tax rate is the rate enacted and established in the tax provisions at the date of the financial statements, which is expected to be in force at the time the deferred IETU assets and liabilities will be realized (16.5% in 2008, 17% in 2009 and 17.5% in 2010 and subsequent years).

Deferred IETU for the period must be recognized as a deferred tax expense or income in the statement of income of the period as part of the tax on profits caption, or in stockholders’ equity for those amounts associated with comprehensive income items, and as a non-current asset or long-term liability in the balance sheet. In the notes to the financial statements, the Company must disclose an analysis of the taxes on income presented in the statement of income, showing the amounts of current and deferred IETU expense. The entity must also mention the deferred IETU related to other comprehensive items.

Based on the IETU Law, an entity must determine the amount of asset tax generated through 2007 that it will be able to recover as of 2008. This amount must be recognized in the 2007 financial statements as a tax account receivable and any amount of asset tax considered unrecoverable must be recognized as an expense in the 2007 statement of income as part of the Taxes on income caption. Starting 2008, the balance of recoverable taxes must be reviewed on each financial statement closing date and written down when there is evidence that some amounts may not be recoverable.

The effects of adopting this new accounting standard are described in Note 23.

b) Revenue and cost recognition

Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine the percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

•                                the homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;

•                                the Company established that the homebuyer will obtain the required financing from the mortgage lender;

•                                the homebuyer has signed a purchase application for the processing and granting of a loan to buy a property to be used as housing; and

•                                the homebuyer has made a down payment, where down payments are required.

The cost of sales represents the cost incurred in the development of housing revenues by the Company during the year. These costs include land, direct materials, labor and all the indirect costs related to the development of the project such as indirect labor, equipment, repairs, depreciation and the capitalization of the comprehensive financing costs.

Refer to Note 26 for a discussion of IMFRS 14 which will change the Company’s accounting for revenue and cost recognition beginning in 2010.

c) Recognition of the effects of inflation

Effective January 1, 2008 the Company adopted MFRS B-10, Effects of Inflation. Based on this Standard, the Company did not recognize the effects of inflation in the financial information for the year ended December 31, 2008. However, for prior period’s information of 2007 and 2006 presented for comparative purposes, it is stated in pesos of purchasing power as of December 31, 2007, last date that the inflation was recognized.

Cumulative inflation over 2006, 2007 and 2008 is less than 26% and therefore, in conformity with MFRS B-10, Mexico’s current economic environment is considered non-inflationary and so the Company’s financial information for 2008 was prepared without recognizing the effects of inflation. Interpretation 9 of MFRS establishes that comparative financial statements for years prior to 2008 must be expressed in Mexican pesos with purchasing power at December 31, 2007, which was the last date on which the effects of inflation were recognized. Therefore amounts as of December 31, 2008 do not include inflation effects, and the comparative figures as of December 31, 2007 and 2006, are stated in thousands of pesos as of December 31, 2007.

The consolidated statement of income, statement of changes in stockholders’ equity and statement of changes in financial position for the years ended December 31, 2006, which are presented for comparative purposes, were restated to Mexican pesos of 2007 purchasing power. The factor used to restate the prior year balances was 1.037590, which is based on National Consumer Price Index or NCPI.

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

g) Inventories and costs of sales

Construction-in-process, construction materials and land for development and future development are recorded at acquisition cost and until December 31, 2007 were restated using the NCPI. Cost of sales for the years ended December 31, 2007 and 2006 was also restated by applying such index. The balance of this account is similar to its market value.

Land for future developments refers to land reserves to be developed by the Company.

Effective January 1, 2007 MFRS D-6 became mandatory and established the determination of the amount from the comprehensive financing cost (CFC) that shall be capitalized. The land under development inventories and construction-in-process include the capitalized CFC. The Company capitalizes the CFC that results from the application of the weighted average rate of the debt to the weighted average of the construction-in-process investment and the land under development during the acquisition period. In regards to debt in foreign currency, the capitalized CFC includes the corresponding exchange gains and losses (see Note 6).

The Company has land trusts agreements for the homebuilding development sites, in where each one of the trustees participates in the income generated by these developments in percentages that vary between 9% and 14% for lands not urbanized and 32% for urbanized lands. As per the agreements the Company recognizes the land as inventory when the construction starts (but only for the portion of land used).

h) Property and equipment

Property and equipment are initially recorded at acquisition cost and until December 31, 2007 were restated using the NCPI (see Note 3c). Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and 10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

The value of property and equipment is reviewed whenever there are indications of impairment. See Note 3k for the accounting policy regarding impairment of long-lived assets.

i) Leases

The Company classifies agreements to lease property and equipment as operating or capital, in conformity with the guidelines of Bulletin D-5, Leases.

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

Goodwill is recorded initially at acquisition cost and until December 31, 2007 was restated using adjustment factors derived from the NCPI.

Goodwill is not amortized; however, it is subject to annual impairment tests, and is adjusted for any impairment losses. Goodwill is allocated to the affordable entry-level segment.

Goodwill as of December 31, 2008 and 2007 was Ps. 731,861.

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

l) Other assets

Expenses related to the placement of the various borrowings disclosed in Note 10 are recorded at cost and until December 31, 2007 were restated by applying NCPI factors. These amounts will be amortized under the straight-line method over the respective loan terms. The value assigned to the BETA trademark was restated until December 31, 2007 by applying NCPI factors, and is amortized under the straight-line method over five years for the trademark, which is the estimated useful life.

m) Employee retirement obligations

The Company grants seniority premiums and termination pay, covering all its employees. The related calculations are based on the provisions of the Mexican Federal Labor Law (FLL).  Under FLL, workers are entitled to certain benefits at the time of their separation from the Company under certain circumstances.  Seniority premiums and termination payments are recognized periodically using the projected unit-credit method and financial assumptions (2007 and 2006 net of inflation).

As disclosed in Note 13, effective January 1 2008 the Company adopted MFRS D-3. As a result of this adoption, the transition liability of labor obligations is now being amortized over a four-year period. Prior to 2008, this liability was amortized on a straight-line basis over the labor life of our covered employees.

n) Derivative financial instruments

Derivative financial instruments are used for hedging purposes. At December 31, 2008 and 2007, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed (both assets and liabilities). Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term. The changes in the fair value of derivative financial instruments that do not qualify as hedging instruments are recognized in income in valuation effects of derivative instruments caption.

o) Liabilities, provisions, contingent assets and liabilities and commitments

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will probably give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

Contingent liabilities are recognized when they will probably likely give rise to a future cash disbursement for their settlement. Contingent assets, if any, are only subject to disclosure, unless they can be definitely realized. Also, commitments are only recognized when they generate a loss.

p) Deferred taxes

The Company recognizes deferred taxes using the asset and liability method.  Under this method, deferred taxes are recognized on all temporary differences between the book and tax values of assets and liabilities, using the enacted income tax or IETU rate at the time the financial statements are issued, which is the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

Deferred tax assets are evaluated periodically in order to determine their recoverability.

q) Deferred employee statutory profit sharing

Beginning January 1, 2008 the Company uses MFRS D-3, Employee Benefits that considers the accounting treatment for Employee Statutory Profit-Sharing. This Standard establishes the Companies to use the asset and liability method to compute and recognize the deferred liability or asset for profit-sharing, in a similar manner as the deferred income tax computation, and establishes the initial recognition of the deferred profit-sharing, if any, to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

Until December 31, 2007 deferred employee profit sharing was recognized only on temporary differences determined in the reconciliation of current year net income and the income base determined for employee profit-sharing purposes, only when there is no indication that the resulting liability or asset will not be realized in the future.

Current-year and deferred employee profit-sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

During the year ended December 31, 2008, the deferred profit-sharing amounts Ps. 26,606 (see Note 9). The initial recognition of the deferred profit-sharing under MFRS D-3 amounts Ps. 29,667 that was recorded in the other stockholders’ equity account. The deferred asset effect generated during 2008 amounts to Ps. 127,305, of which the Company created a valuation allowance of Ps. 100,699, which according with the Company’s projections were more likely than not to be recovered.

r) Foreign currency balances and transactions

As mentioned in Note 3a beginning January 1, 2008 the Company adopted MFRS B-15 Foreign Currency Translation, Standard that replaces Bulletin B-15 Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations. This Standard is applicable for the recognition of transactions and amounts in foreign currency.

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

See Note 17 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

s) Stock option plan

In November 2007, the Company implemented a plan through which certain of its executives and company officials receive remuneration in the form of share-based payment transactions, whereby these individuals render services as consideration for equity instruments. Given the settlement feature contained within the plans, the awards are treated as “Liability Awards” and compensation cost is measured by reference to the fair value of the awards at each balance sheet date. The fair value is determined using an appropriate pricing model (see Note 16e).

t) Earnings per share

Earnings per share are calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the stock options disclosed in Note 16e the effects of which were immaterial in all periods. Accordingly basic and diluted earnings per share were the same.

u) Comprehensive income

Comprehensive income is represented by net income, the effects of labor obligations (until December 31, 2007) and the effect of the translation of the financial statements of the subsidiaries and foreign associated company.

v) Statement of income presentation

The costs and expenses reflected in the statement of income are presented according to their function, since this classification allows an adequate analysis of gross profits and operating margins. The Company’s operating income is presented because it is an important indicator of its overall performance and results, and includes ordinary expenses, operating costs and expenses. Other ordinary income is therefore excluded. This presentation conforms with that used for purposes of the financial statements for the years ended December 31, 2007 and 2006.

w) Reclassifications

Certain amounts in the 2007 and 2006 consolidated financial statements have been reclassified in order to conform with 2008 presentations.

x) Segment reporting

Segment reporting is presented in accordance with the information prepared for the internal decision taking process. The information is presented according to the type of housing on sale by the Company.

4. Cash and cash equivalents

	2008		2007
Cash	Ps.	225,669	Ps.	118,410
Temporary investments	914,471		2,088,424
	Ps.	1,140,140	Ps.	2,206,834

Cash and cash equivalents consist basically of bank deposits and highly liquid investments. The Company has restricted cash as of December 31, 2008 and 2007 for Ps. 128,045 and Ps. 156,090, of which Ps. 128,045 and Ps. 102,000 are related to restricted amounts (see Note 14), respectively. Ps. 54,090 in 2007 relates to a contemplated business combination.

5. Trade accounts receivable

	2008		2007
As promoter:
Total incurred construction costs	Ps.	7,487,205	Ps.	4,370,277
Estimated gross profit on costs incurred	3,082,839		2,075,560
Unbilled revenues on developments in progress	10,570,044		6,445,837
Due from customers (1)(2)	1,343,786		1,135,473
Services and other	61,382		60,692
	11,975,212		7,642,002
Allowance for doubtful accounts	(48,184)		(89,318)
	11,927,028		7,552,684
Trade accounts receivable, long-term (3)	(81,498)		(3,426)
	Ps.	11,845,530	Ps.	7,549,258

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

(1)          These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES (Sociedades Financieras de Objeto Limitado), commercial banks and homebuyers. With the exception of commercial banks and homebuyers, all such categories exceed 10% of accounts receivable balances as of December 31, 2008 and 2007.

(2)          The Company participates in a program referred to as “Programa de Entrega Anticipada de Vivienda INFONAVIT” (formerly “Programa de Liquidez Electronica”). This program provides for factoring of INFONAVIT receivables without recourse, thereby providing for more timely collection.

(3)          The long-term trade account receivable is due to an agreement with the Housing Institute of the Federal District, or Instituto de Vivienda del Distrito Federal (“INVI”), on which it was agreed that the Company will receive monthly payments, including interest at a rate of TIIE plus 4%, during a five-year period due to the sale of houses in Mexico City.

The carrying value of accounts receivable approximates its market value given its short term nature.

6. Inventories

	2008		2007
Land:
Titled land	Ps.	6,780,335	Ps.	4,535,849
Contracted land	4,939,990		4,782,862
Advances to land suppliers	143,666		104,007
	11,863,991		9,422,718
Land held for future developments	(9,254,469)		(7,091,074)
Total land	2,609,522		2,331,644

Other inventories:
Construction-in-process	1,542,577		1,128,591
Construction materials	638,488		629,869
Advances to suppliers	316,245		301,935
Total other inventories	2,497,310		2,060,395
Total inventories	Ps.	5,106,832	Ps.	4,392,039

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

Due to the application of MFRS D-6 during 2008 and 2007, the net comprehensive financing cost related to qualified assets for the same periods was Ps. 1,250,080 and Ps. 179,304, of which Ps. 976,707 and Ps. 119,286 related to inventories sold and subsequently was applied to cost of sales of the same periods, respectively. The average period for the amortization of the capitalized comprehensive financing cost is 6 months. The annual capitalization rates are 24.3% and 7.6%, respectively.

The Company utilizes certain land trust agreements in order to obtain its supply of land for construction purposes. As December 31, 2008 and 2007 the Company has recognized Ps. 4,438 and Ps. 41,199, related to this inventory, which are part of the “contracted” land inventory.

During the years ended December 31, 2008 and 2007, the net comprehensive financing cost capitalized in inventories was as follows:

	2008		2007
Total accrued net comprehensive financing cost before capitalization	Ps.	1,808,565	Ps.	458,208
Comprehensive financing cost capitalized in inventories	(1,250,080)		(179,304)
Comprehensive financing cost after capitalization	Ps.	558,485	Ps.	278,904

7. Prepaid expenses and other current assets

	2008		2007
Sales commissions paid in advance	Ps.	103,665	Ps.	99,137
Sundry debtors	101,198		58,030
Refundable taxes	215,747		322,265
Insurance and bond contracts	2,401		6,052
Prepaid interest	4,227		4,870
	Ps.	427,238	Ps.	490,354

The carrying-value of financial instruments contained within prepaid expenses and other current assets approximate their market value given their short term nature.

8. Property and equipment

	2008		2007
Buildings	Ps.	253,412	Ps.	251,570
Machinery and equipment	1,399,166		967,009
Transportation equipment	103,799		89,313
Air transportation equipment	75,203		75,203
Office furniture and equipment	106,760		63,672
Computers	128,066		76,482
Communication equipment	38,360		21,460
	2,104,766		1,544,709
Accumulated depreciation	(733,729)		(420,871)
	1,371,037		1,123,838
Land	31,891		31,891
	Ps.	1,402,928	Ps.	1,155,729

The amount of assets acquired via capitalized leases during the years ended December 31, 2008 and 2007, was Ps. 97,131 and Ps. 350,854, respectively. At December 31, 2006, the assets acquired by capital leases were not material.

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was Ps. 323,727, Ps. 196,307 and Ps. 130,829, respectively.

9. Other assets

	2008		2007
Net value of the “BETA” trademark (1)	Ps.	136,581	Ps.	227,635
Trade accounts receivable, long-term (see Note 5)	81,498		3,426
Financial instruments (see Note 11)	65,975		—
Debt issuance costs, net	79,468		69,979
Investment (2)	59,226		19,083
Deferred profit-sharing (Note 3q)	26,606		—
Other	19,015		65,802
Intangible assets from employee retirement obligations (Note 3a)	—		30,092
	Ps.	468,369	Ps.	416,017

Amortization expense for the years ended December 31, 2008, 2007 and 2006 was Ps. 101,294, Ps. 105,410 and Ps. 114,529, respectively. The expected amortization of the “BETA” trademark and debt issuance costs for the years 2009 to 2015 is as follows:

Year	Amortization
2009	Ps.	109,747
2010	56,959
2011	11,432
2012	11,432
2013 and thereafter	26,479
	Ps.	216,049

(1)  The “BETA” Trademark is allocated to the affordable entry-level segment.

(2)        The Company has an investment in the 15% of the Egyptian company Orascom Housing Communities “S.A.E.”. The Company accounts this investment using equity method.

10. Debt

a) As of December 31, 2008, the outstanding balances of short-term indebtedness with financial institutions consist of the following:

	2008
HSBC México, S.A.
A revolving line of credit granted by HSBC Mexico, S.A. on December 26, 2008 for Ps. 50,000. The borrowing matured on January 23, 2009 and bears interest at the Mexican interbank equilibrium interest rate (TIIE) plus 4.1%.	Ps.	50,000
Banco Regional de Monterrey, S.A.
A revolving credit line granted by Banco Regional de Monterrey S.A. on December 11, 2008 for Ps. 90,284. The borrowing matured on January 8, 2009, and bears interest at TIIE plus 4%.	90,284
Grupo Financiero Inbursa, S.A.
A revolving credit line granted by Grupo Financiero Inbursa S.A. on December 19, 2008 for Ps. 600,000. The borrowing matured on January 19, 2009, and bears interest at TIIE plus 4.5%.	600,000
Banco Mercantil del Norte, S.A.
A revolving credit line granted by Banco Mercantil del Norte S.A. on December 30, 2008 for Ps. 300,000. The borrowing matured on January 29, 2009, and bears interest at TIIE plus 3.25%.	300,000
Banco Santander México, S.A.
A revolving credit line granted by Banco Santander Mexico S.A. on November 12, 2008 for Ps. 100,000. The borrowing matures on May 7, 2009, and bears interest at TIIE plus 1%.	100,000
Interest payable	3,448
Total	Ps.	1,143,732

There was no short-term indebtedness balance as of December 31, 2007.

b) As of December 31, 2008 and 2007, the outstanding balances of long-term debt with financial institutions consist of the following:

	2008		2007
Bond issuance (“Senior Guaranteed Notes”) by Credit Suisse First Boston and Merrill Lynch. These obligations are guaranteed by PICSA, DECANO and other subsidiary companies. They are USD denominated in the amount of US $250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually.	Ps.	3,443,450	Ps.	2,729,625
HSBC México, S.A.
A line of credit granted by HSBC Mexico S.A. on July 1, 2005 for Ps. 1,081 million, with semiannual payments beginning on March 14, 2008. The borrowing ultimately matures on September 14, 2010, and bears interest at TIIE plus 1%.	360,334		540,500
GE Capital, S.A.
A line of credit granted by GE Capital S.A. on July 29, 2005 for US$2.3 million. The borrowing ultimately matures on July 29, 2010, and bears interest at an annual rate of 7.4%.	11,136		13,872
Grupo Financiero Inbursa, S.A.
A line of credit granted by Grupo Financiero Inbursa S.A. on June 26, 2008 for Ps. 2,078 million. The borrowing ultimately matures on June 26, 2013 and bears interest at TIIE plus 1.5%.	2,078,000		—
Hipotecaria Nacional, S.A. de C.V.
Three separate lines of credit granted by Hipotecaria Nacional, S.A. de C.V. for amounts totaling Ps. 299,795. Borrowings were granted on November 6, 2008, November 20, 2008 and December 11, 2008. The borrowings mature in November and December 2010, and bear interest at TIIE plus 4%. This line of credit is guaranteed by five of the Company’s land lots.	299,795		—
Interest payable, primarily Senior Guaranteed Notes	71,076		75,547
Total long-term debt	6,263,791		3,359,544
Current portion of long-term debt	(273,672)		(260,758)
Long-term debt balances	Ps.	5,990,119	Ps.	3,098,786

Covenants

Loan covenants require the Company and its guarantors subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, and restricted payments where dividends cannot be paid or capital reimbursed to stockholders’ equity unless they are made between the guarantor subsidiaries.

Most significant financial covenants, contained within loan agreements, require the Company to maintain:

•                  A ratio of total debt to total stockholders’ equity of more than 1.0 to 1.0;

•                  A ratio of the earnings before interest, taxes, depreciation and amortization (“EBITDA”) to the current portion of  long-term debt (including the interest payable) of at least 3.0 to 1.0;

•                  Total of stockholders’ equity of at least Ps. 8,000,000;

•                  A ratio of interest coverage (EBITDA/net financing expense) of at least 2.50 to 1.0;

•                  A ratio of leverage (liabilities with cost/EBITDA) of less than 2.50 to 1.0; and

•                  Operational restrictions on the working capital.

There are also restrictions applicable to additional debt based on EBITDA levels. In the event the Company does not comply with any of the above provisions, it will be limited in its ability to pay dividends to its stockholders.

As of December 31, 2008 and 2007, the Company was in compliance with the financial covenants contained within its debt agreements.

Senior guaranteed notes exchange offer

In January 2006, the Company completed an Exchange Offer related to all of its Senior Guaranteed Notes. The new notes have been registered pursuant to the Securities Act of 1933 as amended. Otherwise, the terms of the “Old” Senior Guaranteed Notes and the New “Senior” Guaranteed Notes are identical. During 2006, the Company incurred Ps. 12,994 in incremental direct costs associated with the Exchange Offer. These amounts are included with other debt issuance costs (see Note 9) and will be amortized over the remaining life of the Senior Guaranteed Notes.

Debt maturities

As of December 31, 2008, long-term debt matures as follows:

Year	Amount
2010	Ps.	468,669
2013	2,078,000
2015	3,443,450
	Ps.	5,990,119

The value of the TIIE published in the Federal Official Gazette as of December 31, 2008 and 2007 was 8.6886% and 7.9250%, respectively. The exchange rate used to convert debt denominated in US Dollars was 13.7738 Mexican pesos and 10.9185 Mexican pesos, respectively.

11.  Financial instruments

Financial Instruments Related to the Senior Guaranteed Notes

As disclosed in Note 10, the Company’s Senior Guaranteed Notes are US dollar denominated. In order to convert the principal of the US dollar bonds to Mexican pesos, in September 2005 the Company entered into two “Principal-Only Swaps” with a notional value of US$250 million, which entitled the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of 10.83 Mexican pesos per US Dollar. As part of this agreement, the Company paid interest of 2.92% a year on the total notional amount in US dollars, in semiannual payments.

The Principal-Only Swap transaction did not meet hedge accounting requirements, and thus all changes in the fair value of the underlying derivative were recorded in the Company’s current earnings as a component of comprehensive financing cost within the valuation effects on derivative instruments account. As of December 31, 2007 and 2006, the fair value of this derivative was Ps. 79,098 (US$7.2 million) and Ps. 227,075 (US$20.2 million) which represented the estimated present value of future cash flows to be paid out by the Company.

On July 5, 2008 the Company cancelled its Principal-Only Swap by paying Ps. 54,434 (US$ 5.3 million).   No gain or loss was recorded upon cancelation of the Principal-Only Swap agreement as it was already recorded at fair value.

On July 6, 2008 the Company entered into new derivative instruments in order to cover the possible changes in the exchange rate of future interest payments of the Senior Guaranteed Notes for US$250 million (“Interest-Only Swap”). This new transaction also does not meet hedge accounting requirements, and thus changes in the fair value of the underlying derivative have been and will be recorded in the Company’s current earnings as a component of comprehensive financing cost within the exchange (gain) losses account. As of December 31, 2008 the fair value of this derivative was a favorable asset position of Ps. 65,975 (US$4.8 million) (see Note 9).

The net accumulated effect in the statement of income of the Principal-Only Swap and the Interest-Only Swap for the years ended December 31, 2008 was Ps. (90,639).

Other Financial Instruments

During the normal course of operations the Company maintains net liability positions in foreign currency (US dollars) which are originated by its operations’ short and long-term liabilities. During 2008, the Company entered into hedging derivative financial instruments that were expected to mitigate the risk associated with the exchange loss in the acquisition of foreign currencies. However, due to the recent volatility in the exchange rate between the Mexican Peso and US dollar, the Company decided to cancel and or otherwise restructure all its hedging derivative financial instruments. At December 31, 2008, the Company only has the Interest-Only Swap described above. The Company had an impact in its statement of income of approximately Ps. 404,601.

The net valuation effects of financial instruments for the years ended December 31, 2008, 2007 and 2006, were Ps. 313,962, Ps. (147,977) and Ps. 101,895, respectively.

12. Leases

a) Capital leases

As of December 31, 2008 there are contracts of capital leases of machinery and equipment for a 5 year period. The capital leases as of December 31, 2008 and 2007 are shown as follows:

	2008		2007

Financial leases provided by Bancomer, S.A. in June 2007, with maturity in January 2013 and an interest rate at TIIE plus 0.8%.	Ps.	288,857	Ps.	350,331

Financial leases provided by Bancomer, S.A. in September 2008, with maturity in October 2013 and interest rate at TIIE plus 0.8%.		53,725		—

Financial leases provided by Bancomer, S.A. in December 2008, with maturity in January 2014 and interest rate at TIIE plus 3.5%.		56,525		—
Other		2,315		3,222
Interest payable		2,472		3,491
Total capital leases		403,894		357,044
Current portion of long-term capitalized leases		(89,255)		(68,187)
Total long-term capital leases	Ps.	314,639	Ps.	288,857

Minimum compulsory payments relating to these contracts as of December 31, 2008, excluding interest payable monthly, are as follows:

Year	Total
2009	Ps.	89,255
2010		93,171
2011		101,962
2012		92,579
2013		26,927
Total	Ps.	403,894

Covenants

The most significant financial covenants of the leases require the Company and its subsidiaries to maintain:

•                 A liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0;

•                 A financing ratio of total liabilities to stockholders’ equity no greater than 1.70 to 1.0;

•                 A relation of operational income to net comprehensive financing cost at a minimum level of 2.0;

As of December 31, 2008 and 2007, the Company was in compliance with these financial covenants.

b) Operating leases

As of December 31, 2008 the Company had entered into agreements for the operating lease of machinery and equipment for a period of 5 to 6 years. The minimum compulsory payments relating to these agreements are as follows:

Year		2008
2009	Ps.	53,874
2010		53,605
2011		49,110
2012		34,783
2013		19,359
2014		283
Total	Ps.	211,014

Operating leases expensed for the years ended December 31, 2008, 2007 and 2006 amounted to Ps. 52,833 Ps. 33,694 and Ps. 16,254, respectively.

13. Employee benefits obligations

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

As mentioned in Note 3, the Company applied the provisions of new MFRS D-3, Employee Benefits which replaces the previous MFRS accounting Bulletin D-3, Labor Obligations. The most significant effects of its application are as follows:

i)                 Additional labor cost of Ps. 5,559 being recognized in its 2008 statement of income as compared to prior periods.

ii)             Elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item. Upon the adoption of MFRS D-3 the Company reversed its intangible asset of Ps. 30,092 and additional liability of Ps. 34,189 resulting in a credit to shareholders equity of Ps. 4,097 in 2008.

As of December 31, 2008 and 2007 and for the years ended 2008, 2007 and 2006, the present values of these obligations and the rates used for the calculations are as follows:

	For the year ended December 31, 2008
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	14,002	Ps.	1,748	Ps.	15,750
Financial cost		9,084		309		9,393
Transition liability		3,643		139		3,782
Amortization of prior services and changes to the plan		9,144		306		9,450
Actuarial losses		78,392		(367)		78,025
Net period cost	Ps.	114,265	Ps.	2,135	Ps.	116,400

	For the year ended December 31, 2007
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	8,062	Ps.	1,182	Ps.	9,244
Financial cost		3,020		118		3,138
Transition liability		3,416		38		3,454
Actuarial losses		1,346		6		1,352
Inflation adjustment		1,135		93		1,228
Net period cost	Ps.	16,979	Ps.	1,437	Ps.	18,416

	For the year ended December 31, 2006
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	7,953	Ps.	895	Ps.	8,848
Financial cost		2,769		93		2,862
Transition liability		2,929		36		2,965
Actuarial losses		1,385		17		1,402
Inflation adjustment		548		13		561
Net period cost	Ps.	15,584	Ps.	1,054	Ps.	16,638

	Balances as of December 31, 2008
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	112,617	Ps.	4,122	Ps.	116,739
Transition liability		(14,573)		(558)		(15,131)
Prior services and changes to the Plan		(24,241)		(750)		(24,991)
Non-recognized actuarial gain		8,381		152		8,533
Accumulated benefit obligations	Ps.	82,184	Ps.	2,966	Ps.	85,150

	Balances as of December 31, 2007
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	111,052	Ps.	5,125	Ps.	116,177
Transition liability		(18,216)		(697)		(18,913)
Non-recognized actuarial losses		(17,160)		(755)		(17,915)
Prior service cost		(33,385)		(1,056)		(34,441)
	Ps	42,291	Ps.	2,617	Ps.	44,908
Additional liability		33,890		299		34,189
Accumulated benefit obligations	Ps.	76,181	Ps.	2,916	Ps.	79,097

During 2007, the Company amended its plan resulting in the admission of additional employee participants who have received credit for prior service costs in the amount of Ps. 34,441 as of December 31, 2007.

The changes in the balance of labor obligations are as follows:

	Severance pay		Seniority premium		Total
Initial balance	Ps.	42,291	Ps.	2,617	Ps.	44,908
Labor cost		14,002		1,748		15,750
Financial cost		9,084		309		9,393
Transition liability		3,643		139		3,782
Amortization of prior services and changes to the plan		9,144		306		9,450
Actuarial losses		78,392		(367)		78,025
Benefits paid		(74,372)		(1,786)		(76,158)
Ending balance	Ps.	82,184	Ps.	2,966	Ps.	85,150

The following is an analysis at December 31 of the Company’s liabilities that make up its labor obligations related to seniority premiums and employee termination payments for reasons other than corporate restructuring:

	Seniority premium						Severance pay
	Projected				Pending		Projected		Pending
	benefit				amortized		benefit		amortized
Year	obligations		Plan situation		items		obligations		items
2008	Ps.	4,122	Ps.	4,122	Ps.	1,156	Ps.	112,617	Ps.	30,443
2007	5,125		5,125		1,452		111,052		35,376
2006	2,685		2,685		1,305		55,469		39,967
2005	1,870		1,870		1,253		46,639		38,689

Beginning in 2008, the transition liability is being amortized over a four-year period.

The rates used in the actuarial analysis are as follow:

	2008	2007	2006
Discounts of labor obligations	8.50%	5.25%	5.50%
Salary increases	4.50%	1.25%	1.50%
Inflation rates	3.50%	4.00%	3.75%

14. Trade accounts payable

	2008		2007
Suppliers	Ps.	2,680,141	Ps.	2,711,927
Revolving credit lines *		996,534		557,369
Other creditors		329,178		186,973
Total accounts payable	Ps.	4,005,853	Ps.	3,456,269

* The Company established a trust that allows its suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera S.N.C. (“Nafinsa”). In relation to this program, the Company established a trust fund called Fideicomiso AAA-Homex with Nacional Financiera, S.N.C. (“Nafinsa”), which granted a line of credit for Ps.1,000,000 with a guarantee fund of Ps. 128,045 and Ps. 102,000, respectively (investment account), as of December 31, 2008 and 2007. Under this program, the AAA-Homex trust can use of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company. As of December 31, 2008 and 2007, this factoring program encompassed approximately 3,895 and 2,873 suppliers, respectively, where the financing resources are covered by the suppliers themselves.

15. Land suppliers

	2008		2007
Short-term	Ps.	2,326,036	Ps.	2,754,906
Long-term	Ps.	405,426	Ps.	992,801

Land suppliers represent the outstanding balance payable to our suppliers of land currently in use or estimated to be developed. Long-term land suppliers represent payables with maturities of over twelve months.

16. Stockholders’ equity

a) Common stock issued at par value (historical Pesos) as of December 31, 2008 and 2007 is as follows:

	Number of Shares		Amount
	2008	2007	2008		2007
Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b) Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserve as of December 31, 2008 and 2007 amounted Ps. 105,602 and is included as part of the retained earnings.

c) The balances of the stockholders’ equity tax account as of December 31, 2008 and 2007 are:

	2008		2007
Contributed capital account	Ps.	3,965,554	Ps.	3,670,265

Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to income tax payable by the companies at the rate in force. At December 31, 2008 the Company’s CUFIN balance is Ps. 359,235.

d) On February 27, 2007, the Board of Directors authorized a stock option plan, as an incentive to key executives of the Company (see paragraph e) below).

e) The stock option plan consists of 999,200 approved stock options of the Company, the shares for which are held in a trust especially created for this purpose. A total of 978,298 stock options were initially granted to the key executives. During 2007 these grants were made at an exercise price of 98.08 Mexican pesos, which was in excess of the shares underlying fair value at the grant date. During 2008, a total of 29,929 options were exercised, and 335,853 options were cancelled (forfeited) upon the separation of the related employees. Compensation related to the options excercised in 2008 was paid in cash, resulting in no effect on the number of shares held in treasury.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expired after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company. Given the condition of the equity markets in 2008, the Company’s Chief Executive Officer authorized the modification of the terms of the awards.  Specifically, the duration of the program was extended whereby the exercise of awards if not made in the previously specified period could be exercised one year following.

The following information is an analysis of stock option activity during the year:

	Number of stock options	Weighted average price of year (in pesos)
Stocks repurchased for future grant as of November 20, 2007	999,200	Ps.	98.08
Granted	(978,298)		98.08
Exercised	—		—
Forfeited	—		—
Stock options pending to be granted at December 31, 2007	20,902		98.08
Granted	—		—
Exercised	29,929		118.78
Forfeited	335,853		—
Stock options pending to be granted at December 31, 2008	386,684	Ps.	98.08

The average fair value of all the stock options granted was 6.02 Mexican pesos and 18.42 Mexican pesos per stock option, as of December 31, 2008 and 2007, respectively.

Key assumptions used to calculate fair value for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Expected dividend yield	0%	0%
Expected stock price volatility	72.21%	21.5%
Risk-free interest rate	7.72%	8.1%
Expected life of options in years	2.5 years	2.1 years
Model used	Black Scholes Merton	Black Scholes Merton

Total compensation cost related to non-vested stock option awards not yet recognized was Ps. 3,687 and Ps. 18,019 at December 31, 2008 and 2007, respectively.

f) On September 26, 2007, Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca) declared dividends to its stockholders which included the Company and minority shareholders. Dividends paid to minority shareholders were Ps. 9,133 and have been reflected as a reduction of minority stockholders’ equity in the accompanying consolidated financial statements.

g) On March 10, 2008, the Board of Directors authorized the Company to repurchase up to $250 million in treasury stock through market transaction. However there was no repurchase of treasury stock during 2008 or 2009 to date.

17. Foreign currency balances and transactions

a) As of December 31, 2008 and 2007, the foreign currency monetary position is as follows:

	2008		2007
Thousands of US dollars:
Monetary assets	US$	6,024	US$	5,038
Monetary liabilities		(300,466)		(372,284)
Monetary liability position, net	US$	(294,442)	US$	(367,246)
Equivalent in Mexican pesos	Ps.	(4,055,586)	Ps.	(4,009,775)

b) Non-monetary assets of foreign origin as of December 31, 2008 and 2007 are as follows:

		Foreign currency		Equivalent		Foreign currency		Equivalent
		Balance (in		in Mexican		balance (in		in Mexican
		thousands)		Pesos		thousands)		Pesos
	Currency	2008		2008		2007		2007
Air transportation equipment	US Dollar	US$	6,888	Ps.	75,203	US$	6,888	Ps.	75,203
Investment in Egypt	Egyptian Pound	EGP	23,463		59,226	EGP	8,688		17,298
				Ps.	134,429			Ps.	92,501

c) The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	(In Mexican pesos)
	December 31, 2008	December 31, 2007	June 26, 2009
US dollar	13.7738	10.9185	13.3380
Egyptian pound	2.5242	1.9911	2.3920

18. Transactions and balances with related parties

a) The following agreements have been entered into with related parties:

The Company was a party to an administrative service agreement with two entities whose principal owners are officers of the Company (Serviasesorías and Administradores de la Empresa en Equipo), for which PICSA paid a 5% based on total expenses. The amounts paid under this agreement totaled Ps. 55,389 and Ps. 88,232 in 2007 and 2006, respectively. No amounts were paid in 2008. As of April 1, 2007, these companies entered in a liquidation process and the employees were transferred to subsidiaries of the Company.

b) An analysis of balances due from/to related parties at December 31, 2008 and 2007 is as follows:

	2008		2007
Due from:
Administradores de la empresa en equipo, S.C. (1)	Ps.	—	Ps.	3,211

Due to:
Serviasesorías, S.C. (2)	Ps.	—	Ps.	104

(1)              This balance is a component of the Company’s accounts receivable due from customers

(2)              This balance is a component of the supplier account

c)  Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez, Chairman, and José Ignacio de Nicolás Gutiérrez, brother of Eustaquio de Nicolás Gutiérrez collectively owned a 29.4% ownership interest in Hipotecaria Crédito y Casa, S.A. de C.V, or Crédito y Casa, the principal business of which is providing mortgage financing and bridge loan financing. We estimate that in 2008, 2007 and 2006, 0.1% of the mortgages obtained by our homebuyers were provided by Hipotecaria Crédito y Casa, S.A. de C.V.

Eustaquio de Nicolás Gutiérrez and José Ignacio de Nicolás Gutiérrez are both members of the de Nicolás family, which collectively owns 35.0% of the Company’s share capital. In the past, Crédito y Casa has provided bridge loans and mortgages under SHF-sponsored programs to Company’s customers. During 2006, 2007 and 2008, Crédito y Casa provided mortgages with respect to some of the homes sold by us.

On November 19, 2007, Hipotecaria Crédito y Casa, S.A. de C.V. was purchased by an independent group of investors, and is no longer an affiliate.

d) The terms and conditions among related parties are as follows:

The balances receivable from related parties are considered recoverable. For the years ended December 31, 2008 and 2007, there are no uncollectible amounts for related party receivables.

e) Compensation paid to the Company’s key managerial personnel or relevant directors is as follows:

	2008		2007		2006

Short and long-term direct benefits	Ps.	191,148	Ps.	140,326	Ps.	106,713
Termination benefits	35,276		40,781		—
Stock option benefits	616		—		—
	Ps.	227,040	Ps.	181,107	Ps.	106,713

During 2007, certain stock option benefits were granted to key employees as disclosed in Note 16e. During the year ended December 31, 2008, there were stock option benefits payments for Ps. 616 to these employees; although no new stock option grants were made.

There were no post retirement benefits payments during the years presented herein.

19. Segment reporting

The Company generates separate reports by affordable entry-level and middle-income operations. The following segment reporting information is presented according to the information used by management for decision-making purposes. The Company segregates the financial information by segments, (affordable entry-level and middle-income) considering the operational and organizational structure of the business (which was established by house models as explained in the next paragraph), according to the provisions of Bulletin B-5 Segment reporting.

General description of the products or services

Mexico’s developer-built housing industry is divided into three segments according to cost:  affordable entry-level, middle-income, and residential. The prices of affordable entry-level segment range between Ps. 195 and Ps. 540; those of the middle-income segment are between Ps. 541 and Ps. 1,885 and those of the residential segment are above Ps. 1,885. The focus is to provide affordable entry-level and middle-income housing for our customers. Therefore, the operating segments that will be presented in detail are the affordable entry-level and the middle-income segments, in conformity with guidelines of Bulletin B-5.

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2008, 2007 and 2006, affordable entry-level homes had an average price of approximately Ps. 276, Ps. 260 and Ps. 243, respectively. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2008, 2007 and 2006, middle-income homes had an average price of approximately Ps. 817, Ps. 781 and Ps. 572, respectively. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.

The following table shows the operating results by each segment identified as of December 31, 2008, 2007 and 2006:

Year ending December 31, 2008	Entry-level		Middle-income		Consolidated
Revenues	Ps.	14,511,293	Ps.	4,339,203	Ps.	18,850,496
Income from operations	2,309,116		690,477		2,999,593
Depreciation and amortization	327,185		97,836		425,021

Year ending December 31, 2007	Entry-level		Middle-income		Consolidated
Revenues	Ps.	12,545,899	Ps.	3,676,625	Ps.	16,222,524
Income from operations	2,616,011		766,628		3,382,639
Depreciation and amortization	233,337		68,380		301,717

Year ending December 31, 2006	Entry-level		Middle-income		Consolidated
Revenues	Ps.	10,544,154	Ps.	2,895,365	Ps.	13,439,519
Income from operations	2,266,891		622,476		2,889,367
Depreciation and amortization	192,499		52,859		245,358

The income from operations caption in the tables above were calculated as the total revenue from each segment, less allocated total consolidated operating cost and expenses. The allocation of total consolidated operating costs and expenses into the segments was based on the percentage that the sales in each segment represent of the total consolidated sales. Depreciation and amortization expense is allocated to each segment using the same basis as operating costs and expenses.

The Company does not segregate its total assets by operating segment.

20. Operating expenses

	2008		2007		2006
Administrative	Ps.	1,259,870	Ps.	855,687	Ps.	595,234
Selling	1,026,722		849,784		669,436
Amortization expense of BETA trademark	91,054		92,958		94,477
	Ps.	2,377,646	Ps.	1,798,429	Ps.	1,359,147

The table below shows the most significant operating expenses:

	2008		2007		2006
Salaries and other benefits	Ps.	614,560	Ps.	439,113	Ps.	285,947
Office expenses	99,411		70,761		52,048
Advertising	203,211		31,997		29,949

21. Other (expenses) income

	2008		2007		2006
Brazilian settlement (1)	Ps.	(48,536)	Ps.	—	Ps.	—
Recovery of taxes (2)	—		394,510		—
Current profit-sharing	(67,707)		(30,684)		(36,728)
Deferred profit-sharing	(3,061)		—		—
Other income (expenses), net (3)	9,378		(154,603)		47,732
	Ps.	(109,926)	Ps.	209,223	Ps.	11,004

(1) See Note 25.

(2) During 2007, the Company recovered from tax authorities value-added tax related to the years 2006, 2005 and 2004.

(3) Includes a Ps. 65,917 expense recorded in 2007 related to the final outcome of litigation between the Company and BETA’s founders.

22. Interest expense

	2008		2007		2006
Interest expense related to senior guaranteed notes (1)	Ps.	—	Ps.	141,532	Ps.	328,573
Other interest expense	127,526		86,850		246,285
Commissions and financing costs (2)	109,507		116,546		99,721
	Ps.	237,033	Ps.	344,928	Ps.	674,579

(1) As of December 31, 2008 the interest expense related to senior guaranteed notes was Ps. 269,052. However due to the MFRS D-6 application, this amount was fully capitalized (see Note 6). As of December 31, 2007 the interest expense related to senior guaranteed notes was Ps. 290,509, of which Ps. 149,157 was capitalized, while Ps. 141,352 remained in the comprehensive financing cost. During 2007, the Company adopted the provisions of MFRS D-6, resulting in the capitalization of a portion of its net financing cost. Because MFRS D-6 was adopted prospectively, 2008 and 2007 interest expense is not comparable to amounts presented for 2006.

(2) Includes the commissions paid by the Company to INFONAVIT and Registro Único de Vivienda (RUV), when obtaining approval of individual financing for its customers. The commissions facilitate the home sales and cash inflows recovery, so the Company considers these commissions as part of the financing costs. The amounts expensed in 2008, 2007 and 2006 were Ps. 75,818, Ps. 65,585 and Ps. 51,756, respectively.

23. Income tax, asset tax and Flat Rate Business Tax (IETU)

In accordance with Mexican tax law, the Company is subject to income tax (ISR), since 2008 Flat Rate Business Tax (“IETU”) and until 2007 asset tax (IMPAC). The ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and was further reduced to 29% in 2006 and 28% in 2007 and thereafter; b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) since 2006, employee statutory profit sharing paid is fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

Until 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities. As of 2007 the rate decreased to 1.25% and the deduction of payables was eliminated; the IMPAC was payable only to the extent that it exceeded ISR payable for the same period. Any required payment of IMPAC was creditable against the excess of ISR over IMPAC of the following ten years.

The Company files ISR and IMPAC tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements.

On October 1, 2007, the tax law IETU was approved. This tax is mandatory from January 1, 2008 and replaced the IMPAC tax laws.

The IETU of the period is calculated applying the rate of 17.5% (16.5% for 2008 and 17% for 2009) based on income determined by cash flows less authorized credits.

The credits for the IETU are mainly composed of unamortized negative IETU base, salaries and social security contributions, and deductions from assets such as inventories and fixed assets, during the initial transition period.

The payment of IETU is required only to the extent that it exceeds the ISR for the same period.  The ISR paid during the period will reduce the total IETU payable for the same period.

When the deductions exceed the accumulated income (negative IETU), no IETU is levied. The amount of the negative IETU multiplied by the applicable rate, results in an IETU credit, which can be offset against the ISR generated in the same period or against the IETU payable, if any, within the next ten years.

Based on projected tax calculations in the future it is estimated that the Company will be subject to the payment of the ISR only.

a) As of December 31, 2008, 2007 and 2006 the ISR consist of the following:

	2008		2007		2006
ISR:
Current	Ps.	141,569	Ps.	132,873	Ps.	143,304
Deferred	570,606		818,407		526,539
	Ps.	712,175	Ps.	951,280	Ps.	669,843

To determine deferred ISR as of December 31, 2008 and 2007, the Company applied the different tax rates that will be in effect beginning in 2009 and 2008, respectively, to temporary differences according to their estimated dates of reversal. In addition, in accordance with tax regulations in effect as of 2005, certain subsidiaries elected to amortize the tax inventory of Ps. 415,208 at December 31, 2004 into taxable income over an 8-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

b) The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before the ISR is:

	2008	2007	2006
	%	%	%
Statutory rate	28	28	29
Add (deduct) effect of permanent differences mainly:
Nondeductible expenses	1	1	1
Difference between book and tax inflation effects	2	2	3
Recovered added-value tax	—	(2)	—
Effect of reduction in statutory rate on deferred ISR	—	—	(2)
Effective tax rate	31	29	31

c) At December 31, 2008 and 2007 the main items comprising the asset (liability) balance of deferred ISR are:

	2008		2007
Deferred ISR asset:
Effect of tax loss carryforwards	Ps.	994,555	Ps.	765,563
Construction-in-process	1,489,578		771,010
Derivative financial instruments	—		22,148
Labor obligations	23,842		9,595
Allowance for doubtful accounts	13,491		26,246
Provisions	473,756		192,880
PTU liability incurred	19,141		9,335
Asset tax recoverable	10,802		11,122
Deferred ISR asset	3,025,165		1,807,899

Deferred ISR liability:
Unbilled revenues on developments in progress	(2,959,612)		(1,804,545)
Inventories	(3,078,035)		(2,503,206)
Property and equipment	(166,542)		(121,797)
Other assets	(30,940)		(39,974)
BETA trademark	(38,243)		(63,738)
Debt issuance costs	(17,513)		(19,594)
Derivative financial instruments	(18,473)		—
Prepaid expenses	(3,063)		(3,232)
Taxable inventory (1)	(125,245)		(93,708)
Deferred ISR liability	(6,437,666)		(4,649,794)
Total deferred liability	Ps.	(3,412,501)	Ps.	(2,841,895)

(1)           In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and inventory purchases and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to include the December 31, 2004 inventory balance into taxable revenue. However, as result of the interpretation of the transition rules established by the MITLA, the Company did not include its inventory balance at December 31, 2004. Consequently, the Company recorded a taxable inventory as a deferred tax liability of Ps. 125,245 and Ps. 93,708 as of December 31, 2008 and 2007, respectively. This taxable inventory relates to the inventory item and tax law change described above as it is the source of income on which the Company did not pay taxes.

d) As of December 31, 2008 the tax loss carryforward expiring in the following ten years amounted to Ps. 3,551,984.

i.                             The asset tax, which is a minimum income tax, was payable based on 1.25% of the average value of most assets net of certain liabilities. The balances as of December 31, 2008 and 2007 of the asset tax were Ps. 10,802 and Ps. 11,122, respectively.

ii.                          The loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions.  Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered, subject to certain conditions. The amounts as of December 31, 2008 and expiration dates are:

	Tax Loss		Recoverable
Year of Expiration	Carryforwards		IMPAC
2012	Ps.	7,573	Ps.	362
2013	98,357		1,167
2014	486,726		2,172
2015	405,769		1,545
2016	72,797		1,458
2017	1,296,539		4,098
2018	1,184,223		—
	Ps.	3,551,984	Ps.	10,802

No valuation allowance has been recognized against the Company’s tax loss carry-forwards as the Company believes it is more likely than not, that such amounts will ultimately be recovered. Recovery is primarly anticipated by the reversal of deferred tax liabilities recorded in the Company’s consolidated financial statements as of December 31, 2008.

e) The Federal tax authority has the right to perform reviews of the taxes paid by Mexican companies for a period of five years; therefore tax years beginning with 2003 are subject to possible review.

f) The Company does not have any unrecognized tax benefits as of December 31, 2008.

24. Subsequent events

On February 24, 2009, the Company entered into Ps. 700 million, revolving credit line with Banamex, S.A. a local Mexican bank. Borrowing bears interest at a rate of the TIIE + 5% and matures on March 23, 2010.

The short-term debt balances outstanding as of December 31, 2008 were originally due in January 2009. However, they have been renewed by the Company, maturing now in the months of June, July and August of 2009.

25. Contingencies and commitments

Construction guarantees

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

Insurance coverage expensed for the years ended December 31, 2008, 2007 and 2006 amounted to Ps. 2,904, Ps. 4,371 and Ps. 4,948, respectively.

Contingencies

In July 2007, the Company entered into a Quota holders’ Agreement with Empreendimentos Imobiliarios Limitada (“E.O.M.”), pursuant to which the Company agreed to contribute 67% and E.O.M. agreed to contribute 33% of the projected 4.0 million Brazilian Reals capital stock of Homex Brasil Incorporacoes and Construcoes Imobiliarios Limitada. Following disagreements with E.O.M., the Company exercised its right to withdraw from the Quota holders’ Agreement.

In November 2008, the Company reached an agreement (“Brazilian settlement”) to end the Quota holders’ Agreement entered into with E.O.M. in July 2007, and terminate all litigation that had been taking place in the previous months. The settlement of the dispute included the purchase of the 33 % interest of members of the Khafif family in Homex Brasil, through E.O.M., for 8,352,941 Brazilian Reals, equivalent to approximate Ps. 48,536, of which 2.1 million (Ps. 11,730) has been paid as of December 31, 2008. The remaining balance will be paid in four equal payments in the months of April and October of 2009 and 2010.  The Company has treated the step acquisition of this minority interest as a transaction between entities under common control, as is appropriate under MFRS. Because E.O.M. had negligible identifiable tangible or intangible assets as of the date of the transaction, the Company has recognized the entire amount of this transaction as a settlement expense (other expense) in the statement of income for 2008 (See Note 21).

The Company now operates in Brazil through its 100% subsidiary.

26. New accounting principles (2009)

Throughout 2008, the following new accounting standards were issued under MFRS. The Company was required to adopt these standards on January 1, 2009. However, at the date of the financial statements the Company is still evaluating the effect of the observance of these new accounting standards will have on the Company’s consolidated results of operations and financial position.

MFRS B-7, Business Acquisitions

This MFRS substitutes MFRS B-7 Business Acquisitions, and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date.

According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be part of the consideration, because these expenses are not an amount being shared by the business acquired.

In addition, MFRS B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date.

MFRS B-7 is effective for future acquisitions.

MFRS B-8, Consolidated or Combined Financial Statements

This MFRS replaces MFRS B-8 Consolidated Financial Statements and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements.

The main changes of this MFRS are as follows: (a) this rule defines “Specific-purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (c) set new terms for “controlling interest” instead of “majority interest,” and “non-controlling interest” instead of “minority interest.”

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within MFRS B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence.

In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

MFRS C-8, Intangible Assets

This rule substitutes MFRS C-8 Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible asset arises from legal or contractual rights, whether those rights are transferable or separable from the entity.

On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements.

This amount should be presented as an accounting change in consolidated financial statements.

MFRS D-8, Share-Based Payments

MFRS D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According with MFRS D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering MFRS D-8 parameters.

IMFRS 14, Construction, Sales and Services Agreements related to Real Estate

In December 2008 IMFRS 14 was issued by the CINIF to complement Bulletin’s D-7 regulation, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors.

Due to the application of this Interpretation, effective January 1, 2010, the Company will stop recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company will begin to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” in which revenues, costs and expenses should are recognized, when all of the following conditions are fulfilled:

a)              the entity has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership;

b)             the entity does not keep for itself any continue participation on the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

c)              the revenues amount can be estimated reliably;

d)             it is probable that the entity receives the economic benefits associated with the transaction; and

e)              the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

This Interpretation will be adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with its 2010 consolidated financial statements.  At the date of the consolidated financial statements, management is evaluating what effect this new accounting pronouncement will have on the Company’s results of operations and financial position. While differences in revenue recognition might still exist between MFRS and US GAAP upon the adoption of INIF 14, it is anticipated that the Company’s MFRS revenue recognition will more closely approximate its US GAAP revenue recognition at that time. The Company’s US GAAP revenue recognition is disclosed further in Note 28 below.

International Financial Reporting Standards (IFRS)

On November 11, 2008 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) issued a press release in which it debriefed that this Commission will perform the necessary regulatory adaptations on which it will be established the requirements for the listed companies to prepare and reveal their financial information under IFRS beginning the year 2012. Likewise it was specified that early adoption for the years 2008, 2009, 2010 and 2011 is allowed.

At the date of the financial statements, management is evaluating the effects of the adoption and implementation of IFRS as well as the potential adoption date.

27.                  Summary of differences between Mexican Financial Reporting Standards (MFRS) and US GAAP

The consolidated financial statements of the Company are prepared in accordance with MFRS, which vary in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to US GAAP is presented in Note 28a and b.

Effective January 1, 2008, and as a result of adopting Standard B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the restated amounts of all non-monetary items as as their carrying basis as of January 1, 2008. The Company has not reconciled inflation adjustments recorded prior to 2008, nor has it reconciled inflation adjustments still included in its non-monetary items, including depreciation.

The differences between MFRS and US GAAP included in the reconciliation that affect the accompanying consolidated financial statements of the Company are as follows:

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

Accordingly, a reconciling item for the additional revenues and additional costs recognized under the percentage-of-completion method of accounting under MFRS is included in the US GAAP reconciliation of net income and stockholders’ equity.

b)         Deferred income taxes

The Company follows SFAS No. 109, “Accounting for Income Taxes” for US GAAP purposes, which differs from the MFRS. Under MFRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

As a result of the differences related to the recognition of revenue, costs and interest capitalization as described below, the related deferred income tax presented under MFRS is different from the effect calculated in accordance with US GAAP.

Below is a reconciliation of deferred tax balances between MFRS and USGAAP:

	2008		2007
Deferred income tax liability according to MFRS, net	Ps.	3,412,501	Ps.	2,841,895
Effect of US GAAP adjustments:
Accounts receivable	(2,989,550)		(1,910,950)
Inventories	2,225,359		1,571,775
Other, net	(8,845)		(10,382)
Deferred income tax liability according to US GAAP, net	Ps.	2,639,465	Ps.	2,492,338

Deferred income tax balance sheet classification:

	2008				2007
	Current		Non-current		Current		Non-current

Deferred tax assets	Ps.	2,006,768	Ps.	1,027,242	Ps.	900,312	Ps.	807,689
Deferred tax liability	(5,512,244)		(161,231)		(4,087,037)		(113,302)
Net deferred tax (liability) asset	Ps.	(3,505,476)	Ps.	866,011	Ps.	(3,186,725)	Ps.	694,387

At December 31, 2008 and 2007, the Company had Ps. 866,011 and Ps. 694,387 respectively, of net long-term deferred tax assets. These amounts include net operating loss carryforwards as disclosed in Note 23. The Company believes that it is more likely than not those amounts will ultimately be recovered. Accordingly, no valuation allowance has been provided under US GAAP for these amounts.

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

Through December 31, 2005, receivables obtained from homebuyers representing downpayments were considered as revenue under US GAAP, consistent with the accounting policy under MFRS. During 2006, the Company reevaluated this accounting policy and determined that under US GAAP, a cost recovery method should have been applied not recognizing revenue until collection. The Company believes that the impact of its prior accounting was not material to its 2005 consolidated financial statements.

Through December 31, 2005, the amortization of the prepaid sales commissions was based on an amortization methodology tied to MFRS revenue recognition (percentage-of-completion). For US GAAP purposes, this prepaid expense should have been amortized in a manner similar to the Company’s US GAAP revenue recognition (a completed contract method). The Company believes that the impact of its prior accounting was not material to its 2005 consolidated financial statements.

	2006
SAB No. 108 prior period adjustments:
Unsecured homebuyers’ receivables	Ps.	(148,728)
Commissions on sales	84,473
Sub-total	Ps.	(64,255)
Tax effect on SAB No. 108 adjustments	17,993
Net effect of SAB No. 108 adoption	Ps.	(46,262)

d)                          Statement of cash flows

Until the year ended December 31, 2007 under MFRS, the Company presented a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position” (B-12), which identified the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. B-12 also required that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations. Effective January 1, 2008, MFRS B-2, “Statement of Cash Flows” was issued to replace Bulletin B-2. This standard establishes that the statement of changes in financial position is substituted by a statement of cash flows as part of the basic financial statements. The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 include a statement of changes in financial position, as previously established by Mexican accounting Bulletin B-12.

In accordance with US GAAP the Company follows the requirements of SFAS No. 95, “Statement of Cash Flows”, excluding the effects of inflation. Refer to the Company’s condensed USGAAP statement of cash flow below.

e)                          Classification differences

Under MFRS, advances for the purchase of land and construction materials are recorded as part of the cost of real estate inventories. Under US GAAP, such advances are classified as prepaid expenses.

Under MFRS, deferred taxes are classified as non-current. US GAAP requires a current or non-current classification based on the classification of the related asset or liability.

Under MFRS, the commissions paid by the Company to INFONAVIT and Registro Unico de Vivienda (RUV), when obtaining approval of individual financing for its clients, which facilitate home sales and cash inflows recovery are consider part of the financing costs; US GAAP requires that such amounts be recorded as operating costs.

Under MFRS, amounts due under the Company’s factoring agreements are included in trade accounts payable; US GAAP requires that such amounts be recorded as a borrowing from the financial intermediary.

Under MFRS, interest expense from the factoring program sponsored by Nafinsa is included in the net comprehensive financing cost; US GAAP requires that such amounts be recorded as part of the operating expenses.

Through 2006, employee profit-sharing was presented after pre-tax income. In 2007, profit- sharing costs were considered as other expense and not a tax. These  provisions  were  applied retroactively; therefore,  and  according to the Interpretation of MFRS 4, Presentation of employee  profit-sharing in the statement of income, the amounts related to this  category  have  been  reclassified in other income, net (not deducted from  operating income). The reclassified balances for the years 2008, 2007 and 2006 were Ps. 70,768, Ps. 30,684 and Ps. 36,728, respectively. For USGAAP purposes, employee statutory profit-sharing is classified as an operating expense.

Under MFRS, Ps. 48,536 and Ps. 99,808 of other expenses were reclassified to operating expenses for US GAAP purposes in 2008 and 2007, respectively; there were no additional reclassifications for 2006.

f)                                Backlog

The amount of backlog recorded in purchase accounting under US GAAP differs from the amount reported under MFRS.  Under MFRS, sales are recognized using the percentage-of-completion method. Accordingly, a greater portion of the housing costs for houses in construction has already been recognized in the cost of operations; however, under US GAAP, sales are not recognized until collection has been assured, therefore the portion of the housing costs that is included in the statement of operations under MFRS has not yet been recognized under US GAAP and is considered backlog, thereby resulting in a greater backlog under US GAAP. This backlog is considered inventory under US GAAP.

g)                             Inventory

Inventories under US GAAP are stated at cost, based on the average cost method. Inventories for the years ended December 31, 2008 and 2007 are as follows:

	2008		2007
Land:
Titled land	Ps.	7,742,436	Ps.	5,160,074
Contracted land	4,939,990		4,782,862
	12,682,426		9,942,936
Land held for future developments	(9,254,469)		(7,091,074)
Total land	3,427,957		2,851,862

Other inventories:
Construction-in-process	8,612,476		6,072,906
Construction materials	638,488		629,869
Total other inventories	9,250,964		6,702,775
Total inventories	Ps.	12,678,921	Ps.	9,554,637

h)                             Goodwill

The amount of goodwill under US GAAP is greater than that reported under MFRS, due to the difference in the revenue recognition methods between MFRS and US GAAP. Under MFRS, accounts receivable is greater than under US GAAP. However, under MFRS, inventories are lower than under US GAAP. Accordingly, profit recognized under MFRS that has not yet been recognized for US GAAP purposes is included within goodwill under US GAAP, resulting in a higher goodwill for US GAAP purposes.

Goodwill is not amortized; however, it is subject to annual impairment tests as required by SFAS 142, and is adjusted for any impairment losses. Goodwill is allocated to the affordable entry-level segment.

i)                                Labor obligations

The Company has recorded liabilities for the seniority premium and termination indemnity (severance) liabilities for its Mexican subsidiaries with employees (Administradora Picsa, Desarrolladora de Casas del Noroeste and Altos Mandos

de Negocios). For its MFRS consolidated financial statements, the Company applies MFRS D-3. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related plan obligations for 2008 and 2007 are described in Note 13.

Severance indemnities: Under MFRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial valuations. Similar recognition criteria under US GAAP are established in SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. MFRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees, but beginning January 1, 2008 the transition obligation must be amortized at most in five years. However, US GAAP required the Company to recognize such effect upon initial adoption under SFAS No. 87, which results in an immaterial difference in the amount recorded under the two accounting principles.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities recorded for pension plans and seniority premiums between MFRS and US GAAP.

	2008 Total		2007 Total
Unrecognized items:
Transition obligation	Ps.	11,251	Ps.	12,889
Prior service cost	10,691		11,860
Net actuarial loss	(5,603)		19,609
Unrecognized ítems	Ps.	16,339	Ps.	44,358

As disclosed in Note 13, during 2007, the Company amended its plan resulting in the admission of additional employee participants who have received credit for prior service costs.

For purposes of determining the cost of our pension plans, seniority premiums and severance indemnities under US GAAP, the Company applies SFAS No. 87, as amended by SFAS No. 158, and SFAS No. 112. The Company uses a December 31 measurement date for its seniority premiums and severance indemnities.

	2008		2007
Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	116,177	Ps.	58,154
Net periodic cost	105,290		35,127
Benefits paid	(76,148)		—
Other comprehensive income	(28,570)		22,896
Unfunded status	Ps.	116,749	Ps.	116,177

Net periodic costs for 2008, 2007 and 2006 are summarized below:

	2008		2007		2006
Integration of Net Periodic Costs:
Labor cost	Ps.	15,750	Ps.	10,033	Ps.	15,257
Financial cost	9,393		5,378		2,862
Transition liability	1,639		13,473		2,965
Actuarial losses	78,508		6,243		1,402
Inflation adjustment	—		—		561
Net periodic costs	Ps.	105,290	Ps.	35,127	Ps.	23,047

j)                                Disclosure about fair value of financial instruments

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”).  FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”).  FAS 159 permits entities to choose to measure eligible financial instruments and other items at fair value.  The provisions of FAS 159 were adopted January 1, 2008.  The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of FAS 159 had no impact on the Company’s financial position, results of operations or cash flows.

Under Statements of Financial Accounting Standards No. 107, Disclosures about Failr Value of Financial Instruments (SFAS 107), when possible we use quoted prices to determine fair value. Where quoted prices are not available, the fair value is internally derived based upon appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or wouold be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value presented herein is based on information available at December 31, 2008 and 2007. Although management is not aware of any factors that would be significantly affect the fair value amounts, such amounts have not been updated since those dates; therefore the current estimates of fair value at dates after December 31, 2008 and 2007, could differ significantly from these amounts.

The fair value of total debt, excluding capital leases and interest payables, is estimated for variable rate debt whereby changes in interest rates generally do not impact the fair value of the debt instrument, and quoted market prices are used for senior guaranteed notes at December 31, 2008 and 2007. As of December 31, 2008 and 2007, the carrying value of total debt is Ps. 7,332,999 and Ps. 3,283,997, respectively. The fair value is Ps. 5,625,724 at December 31, 2008 and Ps. 3,408,134 at December 31, 2007.

On July 5, 2008 the Company cancelled its Principal-Only Swap by paying Ps. 54,434 (US$ 5.3 million). No gain or loss was recorded upon cancelation of the Principal-Only Swap agreement as it was already recorded at fair value. As of December 31, 2008 and 2007, the fair value of the Principal-Only Swap was Ps. - and Ps.79,098 (US$7.2 million), respectively, which represents the estimated present value of future cash flows to be paid by the Company.

On July 6, 2008 the Company entered into new derivative instruments in order to cover the possible changes in the exchange rate of future interest payments of the Senior Guaranteed Notes for US$250 million (“Interest-Only Swap”). This new transaction also does not meet hedge accounting requirements, and thus changes in the fair value of the underlying derivative have been and will be recorded in the Company’s current earnings as a component of comprehensive financing cost within the exchange (gain) losses account. As of December 31, 2008 the fair value of this derivative was a favorable asset position of Ps. 65,975 (US$4.8 million) (see Note 9). The Company’s estimate of the derivative’s fair value was made using Level 2 evidence as per the FAS 157 hierarchy discussed above.

k)                            Prepaid sales commissions

The amortization of the prepaid sales commission expense asset is based on an amortization methodology tied to FRS revenue recognition (percentage-of-completion). For US GAAP purposes this prepaid expense is amortized linked to the revenue recognition method applied under US GAAP (a completed contract method).

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

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. The Company applies the weighted-average interest rate on all outstanding debt to the balance of construction-in-progress additions during the period. Accordingly, a reconciling item for the capitalization of interest is included in the US GAAP reconciliation of net income and stockholders’ equity, and the effect of interest capitalized to the cost of inventories is included within operating income for US GAAP purposes.

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

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors to cover the claims related to their work. We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires. We believe that at December 31, 2008 we had no unrecorded losses with respect to these warranties.

28.       Reconciliation of MFRS net income and equity to US GAAP net income and equity and the presentation of condensed financial statements in accordance with US GAAP.

a.                             Reconciliation of Majority Net Income for the Year

	2008		2007		2006
Majority net income according to MFRS	Ps.	1,580,876	Ps.	2,233,066	Ps.	1,391,281

US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 27a)	(3,957,078)		(2,366,873)		(220,766)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 27a)	2,617,373		1,608,498		150,121

Amortization of backlog (Notes 27f)	—		(16,747)		(47,682)

Labor obligations (Note 27i)	11,109		(17,416)		(6,408)
Capitalization of interest (Note 27l)	(203,914)		(261,734)		198,772
Deferral of unsecured homebuyers’ receivables	(8,705)		3,451		82,366
Deferral of future involvement	3,529		2,119		(7,574)
Prepaid sales commissions (Note 27k)	71,449		36,825		2,490
Other items	29,667		—		—
Effects of inflation on US GAAP adjustments	—		203,634		171,736
Total US GAAP adjustments before tax effects	(1,436,570)		(808,243)		323,055
Tax effects on US GAAP adjustments	423,476		242,411		81,759
Total US GAAP adjustments	(1,013,094)		(565,832)		241,296

Net income according to US GAAP	Ps.	567,782	Ps.	1,667,234	Ps.	1,632,577

b.            Reconciliation of Majority Stockholders’ Equity

	2008		2007		2006
Majority stockholders’ equity according to MFRS	Ps.	11,270,914	Ps.	9,632,918	Ps.	7,503,771
US GAAP adjustments:

Reversal of revenue recognized under percentage-of-completion method of accounting (Note 27a)	(10,837,314)		(6,880,237)		(4,789,556)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 27a)	7,937,971		5,320,597		3,754,735
Backlog (Note 27f)	(237,001)		(237,001)		(211,674)
Labor obligations (Note 27i)	(31,589)		(67,175)		(28,703)
Prepaid sales commissions (Note 27k)	195,229		123,782		86,957
Deferral of unsecured homebuyers’ receivables of the year	(71,616)		(62,911)		(66,362)
Deferral of future involvement	(1,926)		(5,455)		(7,574)
Acquisition of minority interest	79,437		79,437		79,437
Capitalization of interest (Note 27l)	14,593		218,506		480,240
Goodwill, net (Note 27h)	86,754		86,754		86,754
Total US GAAP adjustments before tax effects	(2,865,462)		(1,423,703)		(615,746)
Tax effects on US GAAP adjustments	841,766		418,289		194,964
Total US GAAP adjustments	(2,023,696)		(1,005,414)		(420,782)

Stockholders’ equity according to US GAAP	Ps.	9,247,218	Ps.	8,627,504	Ps.	7,082,989

c.                             Reconciliation of Majority Comprehensive Income

	2008		2007		2006
Majority net income according to MFRS	Ps.	1,580,876	Ps.	2,233,066	Ps.	1,391,281

Comprehensive income adjustments	23,362		(481)		—

Labor obligations	28,570		(22,896)		13,941

Net US GAAP adjustments:
Net income	(1,013,094)		(565,832)		241,296

Comprehensive income according to US GAAP	Ps.	619,714	Ps.	1,643,857	Ps.	1,646,518

d.                            Condensed balance sheets according to US GAAP

	2008		2007
Assets
Current assets	Ps.	18,052,424	Ps.	14,488,606
Land for development	9,254,469		7,091,074
Property and equipment	1,402,928		1,155,729
Goodwill	650,344		650,344
Other assets	1,414,114		1,193,614

Total assets	Ps.	30,774,279	Ps.	24,579,367

Liabilities and stockholders’ equity
Current liabilities	Ps.	14,274,161	Ps.	11,054,629
Long-term liabilities	7,006,557		4,689,022
Minority interest	246,343		208,212
Majority stockholders’ equity	9,247,218		8,627,504

Total liabilities and stockholders’ equity	Ps.	30,774,279	Ps.	24,579,367

e.                             Condensed statements of operations according to US GAAP

	2008		2007		2006
Revenues	Ps.	14,884,701	Ps.	13,849,728	Ps.	13,224,145
Costs	10,398,464		9,814,725		9,311,415
Gross profit	4,486,237		4,035,003		3,912,730
Operating income	2,108,793		2,116,650		2,519,346
Income before income taxes	894,612		2,504,715		2,432,458
Income taxes	288,699		708,869		751,603
Minority interest	38,131		128,612		48,278
Net income according to US GAAP	Ps.	567,782	Ps.	1,667,234	Ps.	1,632,577

Weighted average shares outstanding (in thousands)	334,870		335,688		335,869

Earnings per share according to US GAAP (basic and diluted)	Ps.	1.70	Ps.	4.96	Ps.	4.86

f.                              Reconciliation of changes in stockholders’ equity according to US GAAP

	2008		2007		2006
Stockholders’ equity at beginning of year	Ps.	8,627,504	Ps.	7,082,989	Ps.	5,509,272
Adoption of SFAS 158	—		—		(26,539)
Cumulative effect of SAB No. 108 adoption	—		—		(46,262)
Net income according to US GAAP	567,782		1,667,234		1,632,577
Labor obligations	28,570		(22,896)		13,941
Shares repurchased for employee stock option plan	—		(99,342)		—
Comprehensive income adjustment	23,362		(481)		—

Stockholders’ equity at end of year	Ps.	9,247,218	Ps.	8,627,504	Ps.	7,082,989

g.                            Condensed statements of cash flows according to US GAAP

Under MFRS, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under US GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide guidance with respect to inflation-adjusted financial statements. The differences between MFRS and US GAAP in the amounts reported are mainly due to: (i) the treatment of restrictive cash balances, (ii) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, and (iii) the recognition in operating, financing and investing activities of the US GAAP adjustments, and the presentation of short-term debt activity with financing activities.

The following cash flow statements were prepared in accordance with SFAS 95 provided by operating, financing and investing activities, giving effect to the US GAAP adjustments, excluding the effect of inflation required by Bulletin B-10. The following information is presented in thousands of historical pesos and is not presented in pesos of constant purchasing power:

	2008		2007		2006
Operating activities:
Adjusted consolidated net income (1)	Ps.	567,782	Ps.	1,667,234	Ps.	1,607,362
Non-cash items:
Depreciation	323,727		175,717		112,404
Deferred income tax and statutory profit-sharing	150,191		575,996		586,260
Amortization	91,054		106,566		156,335
Exchange loss	715,500		20,000		53,250
Change in valuation effects of derivative instruments	313,962		(139,749)		100,594
Changes in operating assets and liabitilies	(5,965,595)		(1,823,793)		(1,282,408)
Recoverable tax, net	—		—		(5,725)
Net cash flows (used in) provided by operating activities	(3,803,379)		581,971		1,328,072

Investing activities:
Investments in:
Property and equipment	(575,379)		(680,748)		(291,437)
Restricted cash	28,045		(119,855)		(35,924)
Net cash flows used in investing activities	(547,334)		(800,603)		(327,361)

Financing activities:
Debt issuance costs, net	—		—		(12,523)
Short-term borrowings, net	1,143,732		—		—
Proceeds from long-term borrowings	2,377,795		2,647,276		1,537,908
Repayments of long-term borrowings	(237,508)		(2,408,739)		(1,549,468)
Shares repurchased for employee stock option plan	—		(99,342)		—
Dividends paid by subsidiary	—		(9,133)		—
Net cash flows provided by (used in) financing activities	3,284,019		130,062)		(24,083)

Net (decrease) increase in cash and cash equivalents	(1,066,694)		(88,570)		976,628
Cash and cash equivalents at the beginning of the year	2,206,834		2,295,404		1,318,776
Cash and cash equivalents at the end of the year	Ps.	1,140,140	Ps.	2,206,834	Ps.	2,295,404

Supplemental cash flow information:
Interest paid	Ps.	665,807	Ps.	399,943	Ps.	428,489
Income tax and tax on assets paid	Ps.	123,351	Ps.	132,873	Ps.	17,473
Non-cash financing activities:
Capital lease obligation incurred	Ps.	97,131	Ps.	350,331	Ps.	8,704

(1)  Net income under US GAAP was Ps. 1,632,577 during 2006, after giving effect to inflationary adjustments recorded in preparing the Company’s 2008 consolidated financial statements. The Company has excluded the effects of inflation from the presentation of its 2006 statements of cash flows above, and accordingly net income numbers as presented above differ from those reported elsewhere in these consolidated financial statements.

h.           Consolidated Statements of Changes in Stockholders’ Equity according to US GAAP

	Common stock		Additional paid-in capital		Shares repurchased for employee stock option plan		Retained earnings		Other comprehensive income		Majority stockholders’ equity		Comprehensive income of the year
Balances as of Januart 1, 2006	Ps.	528,011	Ps.	3,280,222			Ps.	1,709,903	Ps.	(8,864)	Ps.	5,509,272	Ps.	832,928

Adoption of SFAS 158									(26,539)		(26,539)
Cumulative effect of SAB No. 108 adoption							(46,262)				(46,262)
Labor obligations									13,941		13,941		Ps.	13,941
Net income	—		—		—		1,632,577				1,632,577		1,632,577
Balances as of December 31, 2006	528,011		3,280,222				3,296,218		(21,462)		7,082,989		1,646,518
Shares repurchased for employee stock option plan					Ps.	(99,342)					(99,342)
Comprehensive income adjustment									(481)		(481)		(481)
Labor obligations									(22,896)		(22,896)		(22,896)
Net income							1,667,234				1,667,234		1,667,234
Balances as of December 31, 2007	528,011		3,280,222		(99,342)		4,963,452		(44,839)		8,627,504		1,643,857
Comprehensive income adjustment									23,362		23,362		23,362
Labor obligations									28,570		28,570		28,570
Net income							567,782				567,782		567,782
Balances as of December 31, 2008	Ps.	528,011	Ps.	3,280,222	Ps.	(99,342)	Ps.	5,531,234	Ps.	7,093	Ps.	9,247,218	Ps.	619,714

29.                               Additional US GAAP disclosure information

a) Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” (FIN48) as of January 1, 2007. The adoption of FIN 48 did not have an impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption,

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

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

b) Recent accounting pronouncements

FAS 160

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No. 51” (FAS 160). FAS 160 requires noncontrolling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. FAS 160 is effective for fiscal years beginning after December 15, 2008. At December 31, 2008, the Company had Ps. 246,343 of noncontrolling interest under MFRS that has been treated as a difference between MFRS and US GAAP.

FAS 141 (R)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (FAS 141 (R)). FAS 141 (R) is a revision of FAS 141 and requires that costs incurred to effect the acquisition (i.e., acquisition-related cost) be recognized separately from the acquisition. In addition, in accordance with Statement of Financial Accounting Standards No. 141, “Business combinations” (FAS 141), restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. FAS 141 (R) requires the acquirer to recognized those costs separately from the business combination. FAS 141 (R) is effective for the Company in 2009, and its impact will vary with each acquisition.

FAS 161

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (FAS 161). FAS 161 requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. FAS 161 is expected to increase annual disclosures but will not have an impact on the Company’s financial position and results of operations.

FAS 162

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (FAS 162), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” This statement is not expected to result in a change in current practice.

FSP FAS 142-3

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that FSP FAS 142-3 will have in its accounting for intangible assets.

FSP 157-3

In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Assets When the Market of that Asset is not Active” (FSP 157-3). FSP 157-3 provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. FSP 157-3 is effective immediately but is not expected to have a material impact on financial position or results of operations of the Company.

EITF 08-6

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairment in accordance with Accounting Principles Board Opinion No. 18. EITF 08-6 is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years beginning on or after December 15, 2008. Currently, the Company’s equity method investments do not represent a significant component of its operations. Accordingly, it does not anticipate that the adoption of this EITF will have a significant impact on its financial statements.

EITF 08-7

In November 2008, the EITF reached a consensus on EITF 08-7 “Accounting for Defensive Intangible Assets”. EITF 08-7 provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that fair value of the defensive intangible asset diminishes. EITF 08-7 is effective on a prospective basis for transactions occurring in fiscal years beginning on or after December 15, 2008. This EITF will not have a material impact on the Company’s financial position and results of operations.

FSP FAS 132(R)-1

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers´ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends FASB Statement No.132(R), “Employers´ Disclosures about Pensions and Other Postretirement Benefit” (FAS132(R)). This FASB Staff Position replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also amends FASB Statement 157, “Fair Value Measurements” (FAS 157), to clarify that defined benefits pension or other postretirement plan assets not subject to FAS 157´s disclosure requirements. FSO FAS 132(R)-1 is effective for fiscal years ending after December 2009. This FSP will increase the amount of disclosures for plan assets in the Company’s 2009 audited financial statements.

FAS 166

FASB Statement No. 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“FAS 166”) provides for removal of the concept of a qualifying special-purpose entity from FAS 140 and removes the exception from applying FIN 46R, to qualifying special-purpose entities. It also clarifies that one objective of FAS 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in FAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. FAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. FAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by FAS 166. FAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

FAS 167

The FASB’s objective in issuing FAS 167 “Amendments to FIN 46R” is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FIN 46R, Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest. This Statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in FAS 166. FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

c) Consolidation policies for US GAAP purposes

Under MFRS and US GAAP, the Company consolidates the two 50%-owned subsidiaries disclosed in Note 2 (b) above.  The Company consolidates these entities as it is the primary beneficiary of the entities. The Company believes it controls the entities, taking all important decisions that impact the subsidiaries’ financial position and operations. The assets and revenues of these subsidiaries accounted for less than 1% of assets and revenues during all periods presented.

30.          Valuation and qualifying accounts for the years ended December 31, 2008, 2007 and 2006

Description	Beginning balance accrual		Additions charged to income		Writte-off		Ending balance accrual

Allowance for doubtful accounts
2008	Ps.	89,318	Ps.	29,173	Ps.	(70,307)	Ps.	48,184
2007	73,554		115,572		(99,808)		89,318
2006	27,899		45,655				73,554

Allowance for doubtful accounts sundry debtors included within current assets
2008	Ps.	—	Ps.	29,098	Ps.	23,455	Ps.	5,643

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

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	435	Ps.	1,009,895	Ps.	—	Ps.	1,010,330	Ps.	129,810	Ps.		Ps.	1,140,140
Restricted cash									128,045				128,045
Trade accounts receivable, net			10,295,586				10,295,586		1,549,944				11,845,530
Accounts receivable from affiliates	4,809,186		10,427,108		(14,631,078)		605,216		2,313,820		(2,919,036)
Inventories	6,374		4,984,524				4,990,898		115,934				5,106,832
Other current assets, net	(91,819)		340,129		(1,200)		247,110		177,084		3,044		427,238
Total current assets	4,724,176		27,057,242		(14,632,278)		17,149,140		4,414,637		(2,915,992)		18,647,785
Land held for future development			9,254,469				9,254,469						9,254,469
Property and equipment, net			967,175				967,175		435,753				1,402,928
Investment in shares	11,655,349		356,495		(11,105,966)		905,878		42,380		(948,258)
Other assets, net	275,949		48,748				324,697		146,716		(3,044)		468,369
Goodwill	731,861						731,861						731,861
Total	Ps.	17,387,335	Ps.	37,684,129	Ps.	(25,738,244)	Ps.	29,333,220	Ps.	5,039,486	Ps.	(3,867,294)	Ps.	30,505,412

Liabilities and stockholders’ equity
Current liabilities:
Current and current portion of long-term debt	Ps.	670,858	Ps.	735,275	Ps.		Ps.	1,406,133	Ps.	11,271	Ps.		Ps.	1,417,404
Current portion of leases			89,255				89,255						89,255
Trade accounts payable	140,999		3,596,771				3,737,770		268,083				4,005,853
Land suppliers			2,259,827				2,259,827		66,209				2,326,036
Advances from customers			139,440				139,440		226,522				365,962
Taxes other than income taxes	19,591		211,517				231,108		126,713				357,821
Due to related parties	120,575		14,510,545		(14,631,120)				2,919,036		(2,919,036)
Income taxes	7,589		104,991		(1,160)		111,420		17,721				129,141
Employee profit-sharing			69,432				69,432		1,013				70,445
Total current liabilities	959,612		21,717,053		(14,632,280)		8,044,385		3,636,568		(2,919,036)		8,761,917
Long-term debt	5,521,449		468,670				5,990,119						5,990,119
Long-term leases			314,639				314,639						314,639
Financial instruments									18,403				18,403
Long-term land suppliers			405,426				405,426						405,426
Employee benefit obligations			44,187				44,187		40,963				85,150
Deferred income taxes	(49,432)		3,375,283				3,325,851		86,650				3,412,501
Total liabilities	6,431,629		26,325,858		(14,632,280)		18,124,607		3,782,584		(2,919,036)		18,988,155
Stockholders’ equity:
Common stock	528,011		2,683,789		(2,683,789)		528,011		704,018		(704,018)		528,011
Additional paid-in capital	3,280,223						3,280,223						3,280,223
Shares repurchased for employee stock option plan	(99,342)						(99,342)						(99,342)
Retained earnings	7,246,814		8,636,842		(8,422,175)		7,461,481		537,817		(490,583)		7,508,715
Other stockholders’ equity accounts			38,240				38,240		15,067				53,307
Majority stockholders’ equity	10,955,706		11,358,871		11,105,964		11,208,613		1,256,902		(1,194,601)		11,270,914
Minority interest in consolidated subsidiaries											246,343		246,343
Total stockholders’ equity	10,955,706		11,358,871		(11,105,964)		11,208,613		1,256,902		(948,258)		11,517,257
Total	Ps.	17,387,335	Ps.	37,684,129	Ps.	(25,738,244)	Ps.	29,333,220	Ps.	5,039,486	Ps.	(3,867,294)	Ps.	30,505,412

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2007

(In thousands of Mexican pesos (Ps.))

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

 Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	664,806	Ps.	27,816,590	Ps.	(10,582,176)	Ps.	17,899,220	Ps.	2,817,243	Ps.	(1,865,967)	Ps.	18,850,496
Cost of sales			21,708,407		(8,911,344)		12,797,063		686,879		(10,685)		13,473,257
Gross profit	664,806		6,108,183		(1,670,832)		5,102,157		2,130,364		(1,855,282)		5,377,239
Selling, general and administrative expenses	164,305		2,760,111		(644,298)		2,280,118		1,954,744		(1,857,216)		2,377,646
Income (loss) from operations	500,501		3,348,072		(1,026,534)		2,822,039		175,620		1,934		2,999,593
Other income (expense), net	3,181		(47,855)		(215)		(44,889)		(65,037)				(109,926)
Net comprehensive financing cost:
Interest expense	412,426		1,071,488		(1,393,358)		90,556		146,477				237,033
Interest income	(173,079)		(615,387)		857,103		68,637		(225,988)				(157,351)
Exchange (gain) loss	(88,086)		796,934		(713,825)		(4,977)		169,818				164,841
Valuation effects of derivative instruments	313,962						313,962						313,962
	465,223		1,253,035		(1,250,080)		468,178		90,307				558,485
Income before income taxes	38,459		2,047,182		223,331		2,308,972		20,276		1,934		2,331,182
Income tax (benefit) expense	89,542		647,374				736,916		(24,741)				712,175

Equity in income of associated companies	1,670,090		36,934		(1,707,024)
Consolidated net income	Ps.	1,619,007	Ps.	1,436,742	Ps.	(1,483,693)	Ps.	1,572,056	Ps.	45,017	Ps.	1,934	Ps.	1,619,007
Net income of majority stockholders	1,580,876		1,436,742		(1,483,693)		1,533,925		45,017		1,934		1,580,876
Net income of minority stockholders	38,131						38,131						38,131
Consolidated net income	Ps.	1,619,007	Ps.	1,436,742	Ps.	(1,483,693)	Ps.	1,572,056	Ps.	45,017	Ps.	1,934	Ps.	1,619,007

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

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

(In thousands of Mexican pesos (Ps.))

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

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	38,459	Ps.	2,047,182	Ps.	223,331	Ps.	2,308,972	Ps.	20,276	Ps.	1,934	Ps.	2,331,182
Items related to investing activities:
Depreciation and amortization	101,294		273,349				374,643		50,378				425,021
Gain on sale of property and equipment			(8,893)				(8,893)		122				(8,771)
Interest income	(173,079)		(615,387)		730,563		(57,903)		(225,988)		126,540		(157,351)
Items related to financing activities:
Interest expense	404,279		981,505		(730,563)		655,221		135,084		(126,540)		663,765
Valuation effects of derivative instruments	313,962						313,962						313,962
Deferred profit-sharing			7,899				7,899		(4,838)				3,061
Exchange loss	714,347		(900)				713,447		2,053				715,500
	1,399,262		2,684,755		223,331		4,307,348		(22,913)		1,934		4,286,369
Increase in trade accounts receivable			(4,421,350)				(4,421,350)		700,582		(575,504)		(4,296,272)
Increase in trade accounts receivable from affiliates	(5,173,903)		(24,074,337)		28,053,096		(1,195,144)		(4,005,031)		5,200,175
Increase in inventories and land held for future developments	(1,491)		(3,023,230)		20,946		(3,003,775)		125,587				(2,878,188)
Decrease in prepaid expenses and other assets	69,194		332,578		(244,236)		157,536		(66,035)		1,110		92,611
Interest income collected	173,079		615,387		(730,563)		57,903		225,988		(126,540)		157,351
Increase in trade accounts payable	(4,556)		206,667				202,111		(348,552)		575,504		429,063
Decrease in accounts payable to affiliates	14,351,016)		13,702,080		(28,053,096)				5,200,216		(5,200,216)
Decrease in accounts payable to land suppliers			(1,016,245)				(1,016,245)						(1,016,245)
Increase in other liabilities	13,670		328,011				341,681		76,470				418,151
Increase in employee benefits obligations			20,179				20,179		20,063				40,242
Payments of derivative instruments	(340,912)						(340,912)						(340,912)
Income tax paid	2,244		(82,866)				(80,622)		(39,865)		(3,044)		123,531
Net cash flows from operating activities	10,487,603		(14,728,371)		(730,522)		(4,971,290)		1,866,510		(126,581)		(3,231,361)

Cash flows generated by (used in) investing activities
Increase in the investment in associate									(27,727)				(27,727)
Acquisition of property and equipment			(467,318)				(467,318)		(96,405)				(563,723)
Proceeds from sale of property and equipment			98,421				98,421		299				98,720
Net cash flows from investing activities			(368,997)				(368,897)		(123,833)				(492,730)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates	(12,760,369)		14,309,035				1,548,667		(1,548,667)
Proceeds from new borrowings	5,593,465		3,551,493				9,144,958		322				9,145,280
Payments of notes payable	(2,915,465)		(2,940,485)				(5,855,950)		(5,111)				(5,861,061)
Interest paid	(406,523)		(981,270)		730,522		(657,271)		(135,117)		126,581		(665,807)
Net cash flows from financing activities	(10,488,892)		13,938,773		730,522		4,180,404		(1,688,573)		126,581		2,618,412
Net decrease of cash and cash equivalents	(1,289)		(1,158,494)				(1,159,783)		54,104				(1,105,679)
Translation adjustment									10,940				10,940
Cash, cash equivalents and restricted cash at the beginning of year	1,724		2,168,389				2,170,113		192,811				2,632,924
Cash, cash equivalents and restricted cash at the end of year	Ps.	435	Ps.	1,009,894	Ps.		Ps.	1,010,330	Ps.	257,855			Ps.	1,268,185

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

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

(In thousands of Mexican pesos (Ps.))

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

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to US GAAP

As of and for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Majority net income according to MFRS	Ps.	1,580,876	Ps.	1,436,742	Ps.	(1,483,693)	Ps.	1,533,925	Ps.	45,017	Ps.	1,934	Ps.	1,580,876
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(4,017,365)				(4,017,365)		60,287				(3,957,078)
Reversal of cost recognized under percentage-of-completion method of accounting			2,657,250				2,657,250		(39,877)				2,617,373
Capitalization of interest	(154,903)		(49,011)				(203,914)						(203,914)
Amortization of Backlog and BETA trademark
Labor obligations			(23,780)				(23,780)		34,889				11,109
Deferral of down payment			(8,003)				(8,003)		(702)				(8,705)
Deferral of future involvement			3,529				3,529						3,529
Other			38,240				38,240		(8,573)				29,667
Prepaid sales commissions			72,537				72,537		(1,088)				71,449
Effects of inflation on US GAAP adjustments
Tax effects on US GAAP adjustments	44,739		394,192				438,931		(15,455)				423,476
Total adjustments	(110,164)		(932,411)
Net income according to US GAAP	Ps.	1,470,712	Ps.	504,331	Ps.	(1,483,693)	Ps.	491,350	Ps.	74,498	Ps.	1,934	Ps.	567,782

Majority stockholders’ equity according to MFRS	Ps.	10,955,706	Ps.	11,358,871	Ps.	(11,105,964)	Ps.	11,208,613	Ps.	1,256,902	Ps.	(1,194,601)	Ps.	11,270,914
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(9,233,245)				(9,233,245)		(1,604,069)				(10,837,314)
Reversal of cost recognized under percentage-of-completion method of accounting			6,763,044				6,763,044		1,174,927				7,937,971
Goodwill	86,754						86,754						86,754
Backlog and BETA trademark	(237,001)						(237,001)						(237,001)
Labor obligations			(14,779)				(14,779)		(16,810)				(31,589)
Sales commissions			166,332				166,332		28,897				195,229
Deferral of future involvement			(1,926)				(1,926)						(1,926)
Acquisition of minority interest			79,437				79,437						79,437
Capitalization of interest	11,085		3,508				14,593						14,593
Deferral of unsecured homebuyers’ receivables of the year			(66,077)				(66,077)		(5,539)				(71,616)

Total US GAAP adjustments before tax effects	(169,162)		(2,303,706)				(2,442,868)		(422,594)				(2,865,462)
Tax effects on US GAAP adjustments	40,881		676,743				717,624		124,142				841,766
Total adjustments	(98,281)		(1,626,963)				(1,725,244)		(298,452)				(2,023,696)
Stockholders’ equity according to US GAAP	Ps.	10,857,425	Ps.	9,731,908	Ps.	(11,105,964)	Ps.	9,483,369	Ps.	958,450	Ps.	(1,194,601)	Ps.	9,247,218

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to US GAAP

As of and for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Majority net income according to MFRS	Ps.	2,233,065	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,756,213	Ps.	308,015	Ps.	168,838	Ps.	2,233,066
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(1,541,648)		—		(1,541,648)		(825,225)		—		(2,366,873)
Reversal of cost recognized under percentage-of-completion method of accounting	—		957,725		—		957,725		650,773		—		1,608,498
Capitalization of interest	(197,377)		(63,368)				(260,745)		(989)		—		(261,734)
Amortization of Backlog and BETA trademark	(16,747)				—		(16,747)		—		—		(16,747)
Labor obligations	—		(8,382)		—		(8,382)		(9,034)		—		(17,416)
Deferral of down payment	—		3,451		—		3,451		—		—		3,451
Deferral of future involvement	—		2,119		—		2,119		—		—		2,119
Prepaid sales commissions	—		27,461		—		27,461		9,364		—		36,825
Effects of inflation on US GAAP adjustments	—		153,309		—		153,309		50,325		—		203,634
Tax effects on US GAAP adjustments	49,552		139,911		—		189,463		52,948		—		242,411
Total adjustments	(164,572)		(329,422)		—		(493,994)		(71,838)		—		(565,832)
Net income according to US GAAP	Ps.	2,068,493	Ps.	1,722,005	Ps.	(2,528,279)	Ps.	1,262,219	Ps.	236,177	Ps.	168,838	Ps.	1,667,234

Majority stockholders’ equity according to MFRS	Ps.	9,608,727	Ps.	9,628,965	Ps.	(9,590,418)	Ps.	9,647,274	Ps.	1,116,359	Ps.	(1,130,715)	Ps.	9,632,918
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(5,179,898)		—		(5,179,898)		(1,700,339)		—		(6,880,237)
Reversal of cost recognized under percentage-of-completion method of accounting	—		4,135,231		—		4,135,231		1,185,366		—		5,320,597
Goodwill	86,754		—		—		86,754		—		—		86,754
Backlog and BETA trademark	(237,001)		—		—		(237,001)		—		—		(237,001)
Labor obligations	—		(33,810)		—		(33,810)		(33,365)		—		(67,175)
Sales commissions	—		92,933		—		92,933		30,849		—		123,782
Deferral of future involvement	—		(5,455)		—		(5,455)		—		—		(5,455)
Acquisition of minority interest	—		79,437		—		79,437		—		—		79,437
Capitalization of interest	164,778		52,903		—		217,681		825				218,506
Deferral of unsecured homebuyers’ receivables of the year	—		(62,911)		—		(62,911)		—		—		(62,911)

Total US GAAP adjustments before tax effects	14,531		(921,570)		—		(907,039)		(516,664)		—		(1,423,703)
Tax effects on US GAAP adjustments	23,660		277,167		—		375,210		117,462		—		418,289
Total adjustments	38,191		(644,403)				(606,212)		(399,202)				(1,005,414)
Stockholders’ equity according to US GAAP	Ps.	9,646,918	Ps.	8,984,562	Ps.	(9,590,418)	Ps.	9,041,062	Ps.	717,157	Ps.	(1,130,715)	Ps.	8,627,504

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to US GAAP

As of and for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.)

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Majority net income according to MFRS	Ps.	1,391,281	Ps.	1,686,647	Ps.	(1,317,531)	Ps.	1,760,397	Ps.	81,064	Ps.	(450,180)	Ps.	1,391,281
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		102,040		—		102,040		(322,806)		—		(220,766)
Reversal of cost recognized under percentage-of-completion method of accounting	—		(69,389)		—		(69,389)		219,510		—		150,121
Capitalization of interest	164,507		33,135				197,642		1,130				198,772
Backlog	(47,682)		—		—		(47,682)		—		—		(47,682)
Labor obligations	—		(3,204)		—		(3,204)		(3,204)		—		(6,408)
Deferral of down payment	—		82,366		—		82,366		—		—		82,366
Deferral of future involvement	—		(7,574)		—		(7,574)		—		—		(7,574)
Prepaid sales commissions	—		2,490		—		2,490						2,490
Effects of inflation on US GAAP adjustments	—		141,644		—		141,644		30,092		—		171,736
Tax effects on US GAAP adjustments	(32,701)		(39,170)		—		(71,871)		(9,888)		—		(81,759)
Total adjustments	84,124		242,338		—		326,462		(85,166)		—		241,296
Net income according to US GAAP	Ps.	1,475,403	Ps.	1,928,992	Ps.	(1,317,531)	Ps.	2,086,862	Ps.	(4,103)	Ps.	(450,180)	Ps.	1,632,577

Majority stockholders’ equity according to MFRS	Ps.	7,535,098	Ps.	7,529,902	Ps.	(7,838,475)	Ps.	7,226,525	Ps.	781,554	Ps.	(504,308)	Ps.	7,503,771
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(3,952,029)		—		(3,952,029)		(837,527)		—		(4,789,556)
Reversal of cost recognized under percentage-of-completion method of accounting	—		3,090,132		—		3,090,132		664,603		—		3,754,735
Backlog and BETA trademark	(211,674)		—		—		(211,674)		—		—		(211,674)
Goodwill	86,754		—		—		86,754		—		—		86,754
Labor obligations	—		(23,082)		—		(23,082)		(5,621)		—		(28,703)
Sales commissions	—		86,957		—		86,957		—		—		86,957
Deferral of future involvement	—		(7,574)				(7,574)		—		—		(7,574)
Deferral of unsecured homebuyers’ receivables of the year	—		(66,362)		—		(66,362)		—		—		(66,362)
Acquisition of minority interest			79,437				79,437						79,437
Capitalization of interest	397,415		80,079		—		477,494		2,746		—		480,240
Total US GAAP adjustments before tax effects	272,495		(712,442)		—		(439,947)		(175,799)		—		(615,746)
Tax effects on US GAAP adjustments	(115,782)		261,523		—		145,741		49,223		—		194,964
Total adjustments	156,713		(450,919)		—		(294,206)		(126,576)		—		(420,782)
Stockholders’ equity according to US GAAP	Ps.	7,691,811	Ps.	7,078,983	Ps.	(7,838,475)	Ps.	6,932,319	Ps.	654,978	Ps.	(504,308)	Ps.	7,082,989

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,470,712	Ps.	504,331	Ps.	(1,483,693)	Ps.	491,350	Ps.	74,498	Ps.	1,934	Ps.	567,782
Non-cash items:
Depreciation			273,349				273,349		50,378				323,727
Equity income in subsidiaries	(1,446,759)		(36,934)		1,1483,693
Deferred income tax and statutory profit-sharing	44,803		147,800				192,603		(42,412)				150,191
Amortization	91,054						91,054						91,054
Exchange loss	714,347		(900)				713,447		2,053				715,500
Changes in fair value of derivative instruments	313,962						313,962						313,962
Changes in operating assets and liabilities	8,947,394		(16,539,560)				(7,592,166)		1,628,505		(1,934)		(5,965,595)

Net cash flows provided by (used in) operating activities	10,135,513		(15,651,914)				(5,516,401)		1,713,022				(3,803,379)

Investing activities:
Investments in:
Property and equipment			(478,975)				(478,975)		(96,404)				(575,379)
Restricted cash									28,045				28,045
Net cash flows provided by (used in) investing activities			(478,975)				(478,975)		(68,359)				(547,334)

Financing activities:
Proceeds and payments from affiliates	(12,760,368)		14,309,035				1,548,667		(1,548,667)
Short-term borrowings, net	600,000		543,732				1,143,732						1,143,732
Proceeds from long-term borrowings	2,078,000		299,795				2,377,795						2,377,795
Repayments of long-term borrowings	(54,434)		(180,167)				(234,601)		(2,907)				(237,508)
Net cash flows provided by (used in) financing activities	(10,136,802)		14,972,395				4,835,593		(1,551,574)				3,284,019

Net increase (decrease) of cash and cash equivalents	(1,289)		(1,158,494)				(1,159,783)		93,089				(1,066,694)
Cash and cash equivalents at the beginning of year	1,724		2,168,389				2,170,113		36,721				2,206,834
Cash and cash equivalents at the end of year	Ps.	435	Ps.	1,009,895	Ps.		Ps.	1,010,330	Ps.	129,810			Ps.	1,140,140

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	2,068,493	Ps.	1,722,005	Ps.	(2,528,279)	Ps.	1,262,219	Ps.	236,177	Ps.	168,838	Ps.	1,667,234
Non-cash items:
Depreciation			139,742				139,742		35,975				175,717
Equity income in subsidiaries	(2,398,610)		621		2,397,989		—
Deferred income tax and statutory profit-sharing	(6,285)		579,359				573,074		2,922				575,996
Amortization	106,566						106,566						106,566
Exchange gain	20,000						20,000						20,000
Changes in fair value of derivative instruments	(139,749)						(139,749)						(139,749)
Changes in operating assets and liabilities	2,456,793		(4,318,194)		130,290		(1,731,111)		76,156		(168,838)		(1,823,793)

Net cash flows provided by (used in) operating activities	2,107,208		(1,876,467)		—		230,741		351,230		—		581,971

Investing activities:
Investments in:
Property and equipment			(600,961)				(600,961)		(79,787)				(680,748)
Restricted cash									(119,855)				(119,855)
Net cash flows provided by (used in) investing activities			(600,961)				(600,961)		(199,642)				(800,603)

Financing activities:
Proceeds and payments from affiliates	(1,922,084)		2,086,828				164,744		(164,744)
Proceeds from new borrowings	503,911		2,148,761				2,652,672		(5,396)				2,647,276
Payments of notes payable to financial institutions	(588,066)		(1,820,673)				(2,408,739)						(2,408,739)
Shares repurchased from employee stock option plan	(99,342)						(99,342)						(99,342)
Dividends paid by subsidiary			(9,133)				(9,133)						(9,133)
Net cash flows provided by (used in) financing activities	(2,105,581)		2,405,783				300,202		(170,140)				130,062

Net increase (decrease) of cash and cash equivalents	1,627		(71,645)				(70,018)		(18,552)				(88,570)
Cash and cash equivalents at the beginning of year	97		2,240,034				2,240,131		55,273				2,295,404
Cash and cash equivalents at the end of year	Ps.	1,724	Ps.	2,168,389	Ps.		Ps.	2,170,113	Ps.	36,721			Ps.	2,206,834

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2006

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,455,881	Ps.	1,859,107	Ps.	(1,269,800)	Ps.	2,045,188	Ps.	(3,954)	Ps.	(433,872)	Ps.	1,607,362
Non-cash items:
Depreciation			100,890				100,890		11,514				112,404
Equity income in subsidiaries	(1,674,389)		3,185		1,671,204
Deferred income tax and statutory profit-sharing	(180,604)		714,744				534,140		52,120				586,260
Amortization	156,335						156,335						156,335
Exchange gain	53,250						53,250						53,250
Changes in fair value of derivative instruments	100,594						100,594						100,594
Changes in operating assets and liabilities	1,580,033		(3,673,255)		(401,404)		(2,494,626)		778,346		433,872		(1,282,408)
Recoverable tax, net			(5,725)				(5,725)						(5,725)

Net cash flows provided by (used in) operating activities	1,491,100		(1,001,054)				490,046		838,026				1,328,072

Investing activities:
Investments in:
Property and equipment			(291,437)				(291,437)						(291,437)
Restricted cash									(35,924)				(35,924)
Net cash flows provided by (used in) investing activities			(291,437)				(291,437)		(35,924)				(327,361)

Financing activities:
Proceeds and payments from affiliates	(1,637,223)		2,463,922				826,699		(826,699)
Debt issuance costs, net	(12,523)						(12,523)						(12,523)
Proceeds from new borrowings			1,537,908				1,537,908						1,537,908
Payments of notes payable to financial institutions	59,739		(1,609,207)				(1,549,468)						(1,549,468)
Net cash flows provided by (used in) financing activities	(1,590,007)		2,392,623				802,616		(826,699)				(24,083)

Net increase (decrease) of cash and cash equivalents	(98,907)		1,100,132				1,001,225		(24,597)				976,628
Cash and cash equivalents at the beginning of year	99,004		1,139,902				1,238,906		79,870				1,318,776
Cash and cash equivalents at the end of year	Ps.	97	Ps.	2,240,034	Ps.		Ps.	2,240,131	Ps.	55,273			Ps.	2,295,404