Form 20-F
period 2009-12-31
Homex Development Corp.
filed 2010-06-30
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Vania Fueyo Zarain Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico Telephone: (52667) 758-5800 vfueyo@homex.com.mx
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

335,681,683 common shares, without par value

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

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in Mexican pesos.

We prepare our financial statements in pesos and in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), referred to as MFRS, as issued by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera) which differ in certain significant respects from accounting principles generally accepted in the United States, referred to as US GAAP. See Notes 28 and 29 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our total net income and total equity according to MFRS to consolidated net income, and consolidated  equity according to US GAAP.

Effective January 1, 2008 the Company adopted MFRS B-10, Effects of Inflation. Based on this Standard, the Company did not recognize the effects of inflation in its financial statements for the years ended December 31, 2008 and 2009. However, financial statements for prior periods are expressed in pesos of constant purchasing power as of December 31, 2007. The effects of transactions that occurred after that date are expressed in nominal pesos.

According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation for the three preceding years is 26% or more, in which case, the effects of inflation must be recognized in the financial statements. Based on this standard, the economic environment in Mexico in 2009 and 2008 is considered non-inflationary because inflation over 2007, 2008 and 2009 was less than 26%. Accordingly, the Company’s financial information for 2009 and 2008 was prepared without recognizing the effects of inflation. Interpretation 9 of MFRS B-10 requires that financial statements presented for comparative purposes for periods prior to 2008 be expressed in Mexican pesos of constant purchasing power as of December 31, 2007. Accordingly, the financial statements as of December 31, 2009 and 2008 have been presented based on nominal pesos without including the effects of inflation, while financial statements from December 31, 2007, as presented for comparative purposes, are expressed in pesos of constant purchasing power as of December 31, 2007. The factor used to restate the prior year balances was 1.037590, which is based on the National Consumer Price Index or NCPI.

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

In December 2008, Interpretation of Mexican Financial Reporting Standards (IMFRS) 14 was issued by the CINIF to complement Bulletin D-7, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors.

Due to the application of this Interpretation, effective January 1, 2010, the Company stopped recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company began to recognize its revenues, costs and expenses based on methods mentioned in this Interpretation. Revenue and cost recognition now more closely approximate what is often referred to as a “completed contract method” pursuant to which revenues, costs and expenses should be recognized when all of the following conditions are fulfilled:

•                  the entity has transferred control to the homebuyer, meaning the significant risks and benefits related to the property or ownership of the asset accrue to the homebuyer;

•                  the entity does not retain any continued participation in the actual management of the sold assets in the manner generally associated with such property, nor does the entity retain effective control of the sold assets;

•                  the revenues can be estimated reliably;

•                  it is likely that the entity receives the economic benefits associated with the transaction; and

•                  the costs and expenses incurred or to be incurred in connection with the transaction can be estimated reliably.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods at such time as the Company presents its 2010 consolidated financial statements. We estimate that the application of IMFRS 14 to the consolidated financial statements would have had the following effects with respect to the year ended December 31, 2009:

•                  sales would have decreased 11.1% from Ps.19,425.2 million to Ps.17,277.7 million;

•                  operating income would have decreased 17.4% from Ps.3,170.0 million to Ps.2,618.3 million;

•                  net income would have decreased 20.9% from Ps.1,829.9 million to Ps.1,446.9 million; and

•                  total equity as of December 31, 2009 would have decreased 15.8% from Ps.12,988.0 million to Ps.10,935.7 million.

In addition, the application of IMFRS 14 to the consolidated financial statements would have had the following effects as of December 31, 2009: (i) a decrease in accounts receivable for the developments in progress, (ii) an increase in inventories consisting of housing under construction, (iii) a decrease in deferred income taxes for net income attributable to housing not yet titled, (iv) an increase in prepaid expenses and other current assets for the sales commissions paid in advance and (v) a decrease in equity as indicated above.

Effective January 1, 2012, we will be required under applicable regulations of the Mexican Securities Commission  (Comisión Nacional Bancaria y de Valores, or CNBV) to report under International Financial Reporting Standards (“IFRS”) in place of MFRS, which may have additional effects on our consolidated financial position and results of operations.

Currency Information

Unless otherwise specified, references to “US$,” “U.S. dollars” and “dollars” are to the lawful currency of the United States. References to Brazilian “Reals” or “BR$” are to the lawful currency of Brazil. References to “Ps.” and “pesos” are to the lawful currency of Mexico. References to “UDI” and “UDIs” are to Unidades de Inversión, units of account whose value in pesos is indexed to inflation on a daily basis by Banco de México (Mexico’s central bank) and published periodically.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not understand these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.13.0437 to US$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2009. On June 29, 2010, such noon buying rate was Ps.12.8525 to US$1.00.

Unless otherwise indicated, references to UDIs are to UDIs at Banco de México’s UDI conversion rate of Ps.4.340166 per UDI on December 31, 2009. On June 29, 2010, the UDI conversion rate was Ps.4.413333 per UDI.

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

ITEM 2.                          Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.                          Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated. Information as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009 is derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in pesos.

The information in the following tables should also be read together with “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from US GAAP.  Notes 28 and 29 to our audited consolidated financial statements provide information relating to the nature and effect of such differences as they relate to us, and provide a reconciliation to US GAAP of consolidated net income and consolidated  equity.

Pursuant to MFRS, we use the percentage-of-completion method of accounting for revenues and costs, which differs in certain significant respects from accounting principles generally accepted in the United States, referred to as US GAAP. For more information on the percentage-of-completion method of accounting and how it differs from U.S. GAAP, see “Presentation of Financial and Other Information”.

Pursuant to US GAAP, we apply Accounting Standards Codification (ASC) No. 360.20 (formerly FAS 66 Accounting for Sales of Real Estate)  for the substantial majority of our revenues. The variations in the Company’s gross profit, gross profit margin and ultimately operating profits arise due to the stated differences related to cost and revenue recognition between MFRS and US GAAP. In 2009, revenues under MFRS were Ps.19,425 million while revenues under US GAAP were Ps.17,616 million. In 2008, revenues under MFRS were Ps.18,850 million while revenues under US GAAP were Ps.14,885 million. Revenues under US GAAP’s ASC 360.20  are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured. However, under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction. Under MFRS, progress towards completion is measured by comparing the actual costs incurred to the estimated total cost of a project. For a further discussion of revenue recognition policies under US GAAP, refer to Note 27 to the Company’s consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2009 were 46,631 units (41,679 in 2008) compared to 57,979 units sold under MFRS in 2009 (57,498 in 2008). The lower volume in units closed in 2009 compared to units sold is primarily attributable to both our continued growth and therefore higher proportion of construction-in-process, and our increased participation during 2009 and 2008 in the construction of nearly-completed vertical building projects which take longer to build, sell and collect.   Total units closed of 46,631 in 2009 represents a 12% increase compared to total units closed in 2008 of 41,679. The increase is attributable to the continued growth in the Company’s business.  In 2008, units closed increased by 5% over 2007.  The proportion of units sold and units closed are generally consistent when evaluated by operating segment during both 2009 and 2008. As of December 31, 2009, approximately 11,348 units remain at various stages of completion under MFRS, and thus have yet to be recognized into revenue under US GAAP.

Except for ratios, percentages, and per share, per ADS, and operating data, all amounts are presented in thousands of pesos.

For additional information regarding financial information presented in this annual report, see “Presentation of Financial and Other Information.”

Homex Selected Consolidated Financial Information

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of Mexican Ps., except as otherwise specified)
Statement of Operations Data:
Mexican Financial Reporting Standards:
Revenues (1) (11)	19,425,182	18,850,496	16,222,524	13,439,519	9,216,043
Cost of sales (5)	13,748,416	13,473,257	11,041,456	9,191,005	6,418,567
Gross profit	5,676,766	5,377,239	5,181,068	4,248,514	2,797,476
Selling and administrative expenses	2,506,756	2,377,646	1,798,429	1,359,147	913,165
Income from operations	3,170,010	2,999,593	3,382,639	2,889,367	1,884,311
Other income (expenses), net (4)	49,475	(109,926)	209,223	11,004	14,956
Net comprehensive financing cost (2) (5)	206,566	558,485	278,904	790,969	494,005
Income before income taxes	3,012,919	2,331,182	3,312,958	2,109,402	1,405,262
Income tax expense	1,182,992	712,175	951,280	669,843	458,902
Consolidated net income	1,829,927	1,619,007	2,361,678	1,439,559	946,360
Net income of controlling interest	1,841,278	1,580,876	2,233,066	1,391,281	953,611
Net income (loss) of non-controlling interest	(11,351)	38,131	128,612	48,278	(7,251)
Weighted average shares outstanding (in thousands)	334,830	334,870	335,688	335,869	324,953
Basic and diluted controlling interest earnings per share (in pesos)	5.50	4.72	6.65	4.14	2.93
Basic and diluted controlling interest earnings per ADS (3) (in pesos)	33.00	28.32	39.91	24.85	17.60
US GAAP:
Revenues (1)	17,615,888	14,884,701	13,849,728	13,224,145	8,212,918
Cost of sales	12,658,080	10,398,464	9,814,725	9,311,415	6,150,813
Gross profit	4,957,808	4,486,237	4,035,003	3,912,730	2,062,105
Operating income (4)	2,527,445	2,108,793	2,116,650	2,519,346	1,142,318
Consolidated net income	1,500,006	605,913	1,795,846	1,680,855	834,541
Net income (loss) of non-controlling interests	(11,351)	38,131	128,612	48,278	(7,251)
Net income of controlling interests	1,511,357	567,782	1,667,234	1,632,577	841,792
Weighted average shares outstanding (in thousands)	334,830	334,870	335,688	335,869	324,953
Basic and diluted controlling interest earnings per share (in pesos)	4.51	1.70	4.96	4.86	2.59
Basic and diluted controlling interest earnings per ADS (3) (in pesos)	27.06	10.20	29.76	29.16	15.54

	As of and for the Years Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of Mexican Ps., except as otherwise specified)
Balance Sheet Data:
Mexican Financial Reporting Standards:
Cash and cash equivalents	3,122,074	1,140,140	2,206,834	2,381,689	1,423,813
Restricted cash	129,342	128,045	156,090	37,597	336
Trade accounts receivable	13,038,211	11,845,530	7,549,258	5,541,086	5,999,812
Total current assets	20,842,299	18,647,785	14,794,575	12,572,239	11,578,697
Land held for future development	10,912,389	9,254,469	7,091,074	5,180,583	1,927,217
Property and equipment	1,110,582	1,402,928	1,155,729	669,095	497,535
Total assets	34,565,164	30,834,010	24,189,256	19,620,062	15,398,691
Current debt and current portion of long-term debt	270,595	1,417,404	260,758	91,392	92,235
Current portion of leases	108,437	89,255	68,187	8,704	7,588
Total current liabilities	6,383,019	8,761,917	6,967,592	6,268,537	4,075,951
Long-term obligations	9,460,163	5,990,119	3,177,884	3,605,029	3,601,864
Swap payable	119,084	—	79,098	227,074	127,673
Long-term leases	254,679	314,639	288,857	—	—
Land suppliers — long-term	74,569	405,426	992,801	—	—
Total long-term liabilities	14,959,182	10,554,836	7,380,534	5,759,021	5,179,421
Total liabilities	21,342,201	19,316,753	14,348,126	12,027,558	9,255,372
Common stock	528,011	528,011	528,011	528,011	528,011
Total equity	13,222,963	11,517,257	9,841,130	7,592,504	6,143,319
Total liabilities and equity	34,565,164	30,834,010	24,189,256	19,620,062	15,398,691

US GAAP:
Cash and cash equivalents	3,122,074	1,140,140	2,206,834	2,381,689	1,423,813
Restricted cash	129,342	128,045	156,090	37,597	336
Accounts receivable	321,736	1,016,172	600,655	985,043	1,229,953
Total current assets	18,389,873	18,052,424	14,488,606	12,467,252	10,751,884
Land held for future development	10,912,389	9,254,469	7,091,074	5,180,580	1,927,217
Property and equipment	1,110,582	1,402,928	1,155,729	669,095	497,535
Total assets	31,613,252	30,774,279	24,579,367	20,079,591	14,795,096
Total current liabilities	10,625,255	14,274,161	11,054,629	9,147,783	5,589,043
Long-term obligations	10,103,812	7,006,557	4,689,022	3,760,086	3,656,327
Total equity (12)	10,884,185	9,493,561	8,835,716	7,171,722	5,549,726
Other Financial Data:
Mexican Financial Reporting Standards:
Depreciation	371,402	323,727	196,307	130,829	66,626
Gross margin (6)	29.2%	28.5%	31.9%	31.6%	30.4%
Operating margin (7)	16.3%	15.9%	20.8%	21.5%	20.4%
Net margin (8)	9.4%	8.6%	14.5%	10.7%	10.3%
Other Financial Data:
Adjusted EBITDA (9)	4,352,068	4,351,923	4,031,097	3,173,119	2,151,208
Net debt (10)	6,885,277	6,596,753	1,513,305	1,245,825	2,196,822
Ratio of total debt to total equity	75.7%	67.2%	37.8%	47.7%	58.9%
Ratio of total debt to total assets	28.9%	25.1%	15.4%	18.5%	23.5%
US GAAP:
Gross margin (6)	28.1%	30.1%	29.1%	29.6%	25.1%
Operating margin (7)	14.3%	14.1%	15.2%	19.1%	13.9%
Net margin (8)	8.5%	3.8%	12.0%	12.3%	10.2%
Other Financial Data:
Adjusted EBITDA (9)	3,196,530	1,357,188	2,855,834	2,715,514	1,701,859

(1)

For US GAAP purposes, the substantial majority of sales are recognized according to ASC 360.20 (formerly FAS 66 — Accounting for Sales of Real Estate), when title passes to the homebuyer and the homebuyer has the legal right to occupy the home, as opposed to the percentage-of-completion method of accounting used for MFRS purposes, under which we recognize income from homes we sell as we incur the cost of their construction. See (11) below for a discussion of certain accounting pronouncements not yet adopted.

(2)	Represents interest income, interest expense, monetary position gains and losses (for 2007, 2006 and 2005), valuation effects of derivative instruments and foreign exchange gains and losses.

(3)	Assumes all common shares are represented by ADSs. Each ADS represents six common shares. Any discrepancies between per share and per ADS amounts in the tables are due to rounding.

(4)	Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other income (expenses), net under MFRS.

(5)

Interest capitalized as part of the cost of inventories is included in cost of sales under US GAAP and MFRS. Due to the application of MFRS D-6 during 2009, 2008 and 2007, the net comprehensive financing cost capitalized (CFC) related to qualified assets for the same periods was Ps.563,154, Ps.1,250,080 and Ps.179,304, of which Ps.670,127 (of which Ps.419,338 is related to the current year CFC and Ps.250,789 is related to prior years), Ps.976,707 (of which Ps.931,682 is related to the current year CFC and Ps.45,025 is related to prior years) and Ps.119,286 related to inventories sold and subsequently were applied to cost of sales of the same periods, respectively. The average period for the amortization of the capitalized comprehensive financing cost is 4 months. The annual capitalization rates are 6.5%, 24.3% and 7.6%, respectively.

(6)	Represents gross profit divided by total revenues.

(7)	Represents operating income divided by total revenues.

(8)	Represents net income divided by total revenues.

(9)

Adjusted EBITDA is not a financial measure computed under Mexican or US GAAP. Adjusted EBITDA derived from our MFRS financial information means MFRS net income excluding (i) depreciation and amortization; (ii) net comprehensive financing cost (“CFC”) (which are composed of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss) including CFC capitalized to land balances that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA derived from our U.S. GAAP financial information means US GAAP net income excluding (i) depreciation and amortization; (ii) interest expense and monetary position gain or loss; and (iii) income tax expense. Adjusted EBITDA does not exclude interest income (Ps.52,203 in 2009, Ps.63,141 in 2008, Ps.100,874 in 2007, Ps.61,407 in 2006 and Ps.25,799 in 2005).

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

Reconciliation of Net Income to Adjusted EBITDA Computed from Our MFRS Financial Information

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of Mexican Ps., except as otherwise specified)
Net income	1,829,927	1,619,007	2,361,678	1,439,559	946,360
Depreciation	371,402	323,727	196,307	130,829	66,626
Net comprehensive financing cost	206,566	558,485	278,904	790,969	494,005
Amortization of backlog (intangible)	—	—	—	10,714	125,808
Amortization of Beta trademark	91,054	91,054	92,958	94,477	49,153
Employee statutory profit-sharing	—	70,768	30,684	36,728	10,354
Comprehensive financing cost capitalized and subsequently charged cost of sales	670,127	976,707	119,286	—	—
Income tax expense	1,182,992	712,175	951,280	669,843	458,902
Adjusted EBITDA	4,352,068	4,351,923	4,031,097	3,173,119	2,151,208

Reconciliation of Net Income to Adjusted EBITDA Computed from Our US GAAP Financial Information

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of Mexican Ps., except as otherwise specified)
Net income	1,511,357	567,782	1,667,234	1,632,577	841,792
Depreciation	371,402	323,727	196,307	130,829	66,626
Interest expense and inflation effect	188,173	85,926	173,719	47,631	49,653
Amortization of backlog (intangible)	—	—	16,747	58,397	296,445
Amortization of Beta trademark	91,054	91,054	92,958	94,477	49,153
Income tax expense	1,034,544	288,699	708,869	751,603	398,190
Adjusted EBITDA	3,196,530	1,357,188	2,855,834	2,715,514	1,701,859

(10)

Net debt is not a financial measure computed under MFRS. We compute net debt as the sum of all debt (not including interest payable) less cash and cash equivalents, each of which is computed in accordance with MFRS. Management uses net debt as a measure of our total amount of leverage, as it gives effect to cash accumulated on our balance sheets. Management believes net debt provides useful information to investors because it reflects our actual debt as well as our available cash and cash equivalents that could be used to reduce this debt. Net debt has certain material limitations in that it assumes the use of our cash and cash equivalents to repay debt that is actually still outstanding and not to fund operating activities or for investment.

Reconciliation of Total Debt to Net Debt Derived from Our MFRS Financial Information

	As of December 31,
	2009	2008	2007	2006	2005
	(In thousands of Mexican Ps., except as otherwise specified)
Current portion of long-term debt	184,072	1,342,880	185,211	13,781	11,183
Current portion of leases	108,437	89,255	68,187	8,704	7,588
Long-term debt	9,714,842	6,304,758	3,466,741	3,605,029	3,601,864
Total debt	10,007,351	7,736,893	3,720,139	3,627,514	3,620,635
Cash and cash equivalents	3,122,074	1,140,140	2,206,834	2,381,689	1,423,813
Net debt	6,885,277	6,596,753	1,513,305	1,245,825	2,196,822

(11)

In December 2008 IMFRS 14 was issued by the CINIF to complement Bulletin D-7, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors. This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods when the Company presents its 2010 consolidated financial statements. While differences in revenue recognition might still exist between MFRS and US GAAP upon the adoption of IMFRS 14, it is anticipated that the Company’s MFRS revenue recognition will more closely approximate its US GAAP revenue recognition at that time. The Company’s US GAAP revenue recognition is disclosed further in Note 28 to the Company’s consolidated financial statements. For more information on the effects the application of IMFRS 14 would have had on the consolidated financial statements of the Company with respect to the year ended December 31, 2009, see “Presentation of Financial and Other Information”.

(12)	Reflects the application of ASC 810.10 (formerly FAS 160). Specifically, non-controlling interest amounts are now included in equity for all periods presented.

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

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table for the years 2005 through 2008 is based on buying rates published by Bank of New York. The data provided in this table for the year 2009 is based on the exchange rates published by Banco de México. All amounts are stated in pesos, and we have not restated the rates in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate (Ps. per US$)
Years Ended December 31,	Low (1)	High (1)	Average (2)	Period- End
2005	10.43	11.37	10.89	10.64
2006	10.43	11.49	10.90	10.84
2007	10.66	11.27	10.97	10.88
2008	9.92	13.94	11.14	13.77
2009	12.60	15.37	13.50	13.07

Month Ended
December 31, 2009	12.60	13.07	12.86	13.07
January 31, 2010	12.65	13.01	12.80	13.01
February 29, 2010	12.78	13.18	12.94	12.78
March 31, 2010	12.33	12.75	12.57	12.33
April 30, 2010	12.16	12.37	12.23	12.26
May 31, 2010	12.26	13.18	12.74	12.91
June 29, 2010	12.82	12.88	12.85	12.85

(1)                      Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)                      Average of daily rates.

On June 29, 2010, Banco de México’s UDI conversion rate was Ps.4.413333 per UDI.

Industry and Market Data

Except during a liquidity crisis lasting from September through December 1982, Banco de México has consistently made foreign currency available to Mexican private sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, it is possible that foreign currency will not continue to be available to private sector companies or that foreign currency that we may need to service foreign currency obligations or to import goods will not be available for purchase in the open market without substantial additional cost.

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

These Mexican Housing Funds have significant discretion in terms of the allocation and timing of disbursement of mortgage funds. We depend on the availability of mortgage financing provided by these Mexican Housing Funds for substantially all of our sales of affordable entry-level housing, which represented 78.2% of our revenues and 78.2% of our operating income for 2009 and 77.0% of our revenues and 77.0% of our operating income for 2008.

Accordingly, our financial results are affected by policies and administrative procedures of INFONAVIT, FOVISSSTE, SHF, and a federal housing subsidy program, as well as by the Mexican government’s housing policy. The availability of mortgage financing granted by INFONAVIT and FOVISSSTE has increased significantly during the past seven years as compared to historical levels, while financing from SHF has decreased due to a change in its policy in 2005. The future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of INFONAVIT, the geographic allocation of mortgage financing, that could result in a decrease in revenues.

Disruptions in the operations of these Mexican Housing Funds, which could occur for any reason, may occur and result in a decrease in our sales and revenues. During 2009, disruptions included a delay in the disbursement of Mexican federal government subsidies in certain cities delaying the timing by which INFONAVIT commits to closing a transaction, and a slowdown in the collection process through FOVISSTE, who employs sofoles to make payments which result in delays in the payment process.

Decreases or delays in the amount of funds available from INFONAVIT, FOVISSSTE, SHF or other sources, or substantially increased competition for these funds, could result in a decrease in our sales and revenues. These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

The current administration of President Felipe Calderón has initiated a National Housing Program (Programa Nacional de Vivienda) 2007-2012, through which the government expects that Mexican Housing Funds will provide six million mortgages by 2012, mainly to low-income families. For 2010, the government believes that Mexican Housing Funds will provide 1.1 million residential mortgages.

A Slowdown in the Mexican Economy Could Limit the Availability of Private-Segment Financing in Mexico, on Which We Depend for Our Sales of Middle-Income Housing, Which Could Result in a Decrease in Our Sales and Revenues

One of our long-term strategies is to expand our operations in the middle-income and residential housing segments while maintaining our margins and without adversely affecting our financial condition. Our expansion into these markets depends on private sector lenders, such as commercial banks and Limited Purpose Financing Companies and Multiple Purpose Financing Companies (Sociedades Financieras de Objeto Limitado y Sociedades Financieras de Objeto Múltiple, or “sofoles” and “sofomes”), which provide a substantial majority of mortgage financing for the middle-income segment. The availability of private sector mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations. From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico. However, during the same period a number of sofoles were formed, serving the mostly middle-income market. Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand. However, unfavorable general economic conditions, such as the recession and economic slowdown during 2009 in the United States negatively affected the Mexican economy and the availability of private sector mortgage financing. As a result, commercial lenders tightened their criteria for mortgage origination. Additionally, sofoles and sofomes faced liquidity constraints due to increased exposure to non-performing loans. As a result, during 2009, we decreased our exposure to the middle-income segment. A prolonged economic slowdown in the United States and Mexico could result in reduced profitability and negatively affect our financial performance.

Our Strategy for Expansion in the Tourism/Resort Housing Market may be Affected by a Slowdown in U.S. General Economic Conditions, Which Could Adversely Affect Our Business or Our Financial Results

The tourism/resort homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing, and interest rate levels. Adverse changes in any of these conditions, or in the markets where our targeted clients operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes in the tourism/resort housing markets, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition. However, the Company believes that the targeted customers will consist of an exclusive sector of senior U.S. and Canadian residents, for whom the availability of financing is not a key requisite for purchasing a second home. Nonetheless, we anticipate a reduction in potential customers for this segment due to softer demand from our targeted customers related to the economic slowdown.

We Experience Significant Seasonality in Our Results of Operations

The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of INFONAVIT and FOVISSSTE. Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter. We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified homebuyer in a particular development. Accordingly, we tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters. We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future.

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

Because We Recognize Income from Sales of Homes Under the Percentage-of-Completion Method of Accounting Before Receiving Cash Revenue, Failed Closings Could Result in a Shortfall of Actual Cash Received and Require an Adjustment to Revenue Previously Recorded

In accordance with MFRS, and consistent with industry practice in Mexico until December 31, 2009, we recognized income from the sale of homes based on the percentage-of-completion method of accounting, which in Mexico requires us to recognize income as we incur the cost of construction. See Note 3 to our consolidated financial statements for a discussion of the percentage-of-completion method. However, we do not receive the consideration from these sales until the homes are titled. As a result, there is a risk that revenue in respect of the income recognized for accounting purposes will not be received due to the failure of a sale to close.

The Implementation of IMFRS 14 is Expected to Result in Material Changes to our Financial Statements

During 2008, IMFRS 14, “Construction, Sales and Services Agreements related to Real Estate”, was issued.  IMFRS 14 supplements Mexican Accounting Bulletin D-7, “Construction and Manufacturing Contracts for Certain Capital Assets,” and requires the separation of the various components of construction contracts into their separate elements in order to specify whether the contract refers to the construction or sale of real property or to the provision of related services. IMFRS 14 also establishes the applicable rules for recognition of revenues and related costs and expenses based on the identification of the different elements of the contracts.  In contracts involving the sale of real property, revenues may only be recognized when the entity has executed the public deed transferring the real property to the buyer; therefore, use of the percentage-of-completion method currently applied by Mexican housing developers including Homex will no longer be appropriate.  IMFRS 14 is effective for all entities that enter into construction and related real estate sale agreements for financial periods beginning January 1, 2010, with retrospective application to any prior financial periods presented in the corresponding consolidated Financial Statements. The adoption of IMFRS 14 is expected to significantly affect our consolidated financial position and results of operations.  We estimate that the application of IMFRS 14 to the consolidated financial statements would have had the following effects with respect to the year ended December 31, 2009:

•                  sales would have decreased 11.1% from Ps.19,425.2 million to Ps.17,277.7 million;

•                  operating income would have decreased 17.4% from Ps.3,170.0 million to Ps.2,618.3 million;

•                  net profit would have decreased 20.9% from Ps.1,829.9 million to Ps.1,446.9 million; and

•                  total equity as of December 31, 2009 would have decreased 15.8%from Ps.12,988.0 million to Ps.10,935.7 million.

In addition, the application of IMFRS 14 to the consolidated financial statements would have had the following effects as of December 31, 2009: (i) a decrease in accounts receivable for developments in progress, (ii) an increase in inventories consisting of housing under construction, (iii) a decrease in deferred income taxes for net income attributable to housing not yet titled, (iv) an increase in prepaid expenses and other current assets for the sales commissions paid in advance and (v) a decrease in equity as indicated above. There can be no assurance that the application of IMFRS 14 will not result in further fluctuations in our future consolidated financial position or results of operations when compared to the percentage of completion method by which revenue is currently recognized.

Loss of the Services of Our Key Management Personnel Could Result in Disruptions to Our Business Operations

Our management and operations are dependent in large part upon the contributions of a small number of key senior management personnel, including Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, and Gerardo de Nicolás Gutiérrez, our Chief Executive Officer. We do not have employment or non-compete agreements with or maintain key-man life insurance in respect of either of these individuals. Because of their knowledge of the industry and our operations and their experience with Homex, we believe that our future results will depend upon their efforts, and the loss of the services of either of these individuals for any reason could adversely affect our business operations.

Competition from Other Home Builders Could Result in a Decrease in Our Sales and Revenues

The home building industry in Mexico is highly competitive. Our principal competitors include public companies like Corporación GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V., URBI Desarrollos Urbanos, S.A.B. de C.V. and SARE, S.A.B. de C.V. Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land. Competition is likely to continue to decrease as some smaller and medium-sized homebuilding companies in Mexico are experiencing limited growth opportunities due to: (1) their dependence on bridge loans and short-term credit lines; (2) increases in the range of 300 to 400 bps in these companies interest rates for short-term credit lines; and (3) tighter lending restrictions from commercial banks to renew existing credit lines. We may experience pressure to reduce our prices in certain regions if some of our competitors are forced to sell their inventory in distressed sales upon exiting the market. In addition, competitive conditions may prevent us from achieving our goal of increasing our sales volume, or result in a decrease in our sales and revenues.

Adverse Economic Conditions in Mexico or in Other Emerging Markets Could Adversely Affect Us

We currently maintain operations in Mexico and to a lesser extent in other emerging markets.  We expect that in the future we will have additional operations in the countries where we currently operate or in other countries with similar political and economic conditions.  These emerging markets have a history of economic instability.  Our operations may be adversely affected by trade barriers, currency fluctuations and exchange controls, high levels of inflation and increases in duties, taxes and governmental royalties, as well as changes in local laws and policies of the countries in which we conduct business.  The governments of countries in which we operate, or may operate in the future, could take actions that materially adversely affect us.  Accordingly, our results of operations and financial condition depend upon the overall level of economic activity and political stability in these emerging markets.  Should economic conditions deteriorate in these countries or in emerging markets generally, our results of operations and financial condition may be adversely affected.

In addition, we cannot provide any assurance that international markets will provide similar demand for housing as Mexico, that we will have similar success selling the houses that we may develop in international markets, or that the necessary financing from private and public sources will enable the public in these international markets to purchase the supply of housing that we may develop in these markets.  As a result of our expansion into international markets, our profitability could be reduced and our financial performance could be negatively affected.

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

We Cannot Predict the Impact that Changing Climate Conditions, Including Legal, Regulatory and Social Responses Thereto, May Have on Our Business

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, other storms and fires) in certain parts of the world.  In response to this belief, a number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which some believe may be chief contributors to global climate change.  We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition.  Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business.

Risk Factors Related to Mexico

Adverse Economic Conditions in Mexico May Result in a Decrease in Our Sales and Revenues

We are a Mexican company with substantially all of our assets located in Mexico and substantially all of our revenues derived from operations in Mexico. As such, our business may be significantly affected by the general conditions of the Mexican economy.

Mexico experienced a period of slow growth from 2001 through 2003 primarily as a result of the downturn in the U.S. economy. In 2006, GDP grew by 4.5% and inflation increased to 4.1%; in 2007, GDP grew by 5.6% and inflation decreased to 3.7%; in 2008, GDP grew by 1.3% and inflation increased to 6.5%. In 2009, GDP contracted by 6.5% and inflation increased to 5.3% as a result of the global recession and economic slowdown as Mexico witnessed a contraction in the international flow of goods and services, especially to and from Mexico’s main trading partner, the United States.

Historically, Mexico has experienced high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federación) averaged approximately 7.44% and 7.97% for 2007 and 2008, respectively. As a result of the recession and economic slowdown in Mexico during 2009, Mexico’s central bank lowered its benchmark interest rate (TIIE) to 4.50% in an effort to encourage lending and stimulate the economy. As a result, the interest rates on 28-day Mexican government treasury securities decreased to 5.39%. In the medium-term, it is expected that Mexico’s central bank will increase its benchmark interest rate. Accordingly, if we incur peso-denominated debt in the future, it could be at high interest rates.

As a consequence of the global recession and economic slowdown during 2008, the Mexican economy entered into a recession. In Mexico, GDP contracted 6.5% in 2009. During the first few months of 2010, however, the Mexican economy has begun to show signs of recovery. Consumer confidence has improved to 82.5 as of April 30, 2010 as compared to a low of 77.0 as of October 31, 2009. In addition, the unemployment rate has improved to 4.81% as of March 31, 2010 as compared to 6.41% as of September 30, 2009 and GDP grew 4.3% in the first quarter. As of April 30, 2010, twelve-month accumulated inflation had decreased to 4.27% as compared to 6.17% during the same period in 2009.  However, there can be no assurance that the positive trends witnessed in recent months will continue. The Mexican economy’s inability to recover from the recession could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand. These factors could result in a decrease in our sales and revenues.

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

Political Events in Mexico May Result in Disruptions to Our Business Operations and Decreases in Our Sales and Revenues

The Mexican government exercises significant influence over many aspects of the Mexican economy. In addition, we depend on Mexican government housing policy, especially with regard to the operation of the Mexican Housing Funds, for a large portion of our business. As a result, the actions of the Mexican government concerning the economy and regulating certain industries could have a significant effect on Mexican private sector entities, including Homex, and on market conditions, prices of and returns on Mexican securities.

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

Developments in Other Countries May Result in Decreases in the Price of Our Securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of the levels of public debt, weakness of the economies, and other developments in the United States, Russia, Asia, Brazil, Greece, Italy, Portugal and Spain, among others.

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

We Face Risks Related to Health Epidemics and Other Outbreaks

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, SARS, H1N1 flu or another epidemic or outbreak. In April 2009, an outbreak of Influenza H1N1 flu occurred in Mexico and the United States as well as in China and elsewhere in Asia. A prolonged occurrence or recurrence of avian flu, SARS, H1N1 flu or other adverse public health developments in Mexico may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could disrupt our operations, and a general slowdown in the Mexican economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, H1N1 flu or any other epidemic.

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

Future Sales of Our Shares by Our Principal Shareholders May Result in a Decrease in the Prices of Our Securities

Our principal shareholder, the de Nicolás family, holds 35.1% of our outstanding share capital. Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange. Our principal shareholders are not subject to any contractual restrictions that limit their right to dispose of their common shares.

Pre-emptive Rights May be Unavailable to Holders of Our ADSs, Which May Result in a Dilution of ADS Holders’ Equity Interest in Our Company

Under Mexican law, if we issue new shares for cash as part of a capital increase, we must grant pre-emptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their pro rata interest unless we issue shares in a public offering. However, we may not be legally permitted to offer ADS holders in the United States the right to exercise pre-emptive rights in any future issuances of shares unless we file a registration statement with the SEC with respect to that future issuance of shares, or the issuance qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, or the Securities Act. At the time of any future capital increase, other than through a public offering, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of enabling U.S. holders of ADSs to exercise pre-emptive rights, and any other factors that we consider important in determining whether to file a registration statement to permit the exercise of mandatory pre-emptive rights. It is possible that we will not file such a registration statement. As a result, the equity interests of ADS holders would be diluted to the extent that ADS holders cannot participate in a future capital increase.

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

It May be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons

We are organized under the laws of Mexico. A majority of our directors, executive officers and controlling persons reside outside the U.S.; all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside the U.S.; and certain of the experts named in this annual report also reside outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Cortés y Núñez Sarrapy, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

ITEM 4.       Information on the Company.

BUSINESS OVERVIEW

HISTORY AND DEVELOPMENT

Desarrolladora Homex, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) registered in Culiacán, Sinaloa, Mexico under the Mexican Companies Law ( Ley General de Sociedades Mercantiles ) on March 30, 1998 with an indefinite corporate existence. Our full legal name is Desarrolladora Homex, S.A.B. de C.V. Our principal executive offices are located at Boulevard Alfonso Zaragoza Maytorena 2204 Norte, Fraccionamiento Bonanza, 80020 Culiacán, Sinaloa, Mexico. Our telephone number is +52 (667) 758-5800. Our legal domicile is Boulevard Alfonso Zaragoza Maytorena 2204 Norte, Fraccionamiento Bonanza, 80020 Culiacán, Sinaloa, Mexico.

Our Company traces its origins to 1989 and established its current legal structure in 1998. Beginning in 1999, various strategic investors and, in 2002, Equity International Properties, Ltd., or EIP, an entity affiliated with Equity Group Investments, L.L.C., made equity investments in our Company. These strategic investors assisted us to develop and refine our operating and financial strategies. On June 29, 2004 we obtained financing through a public equity offering and dual listing on the Bolsa Mexicana de Valores and the New York Stock Exchange. Since our initial public offering, our annual revenues have grown 228%, and we have expanded our operations into four states and five cities in México, as well as two countries internationally.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments. In 2009 we spent Ps.89 million on capital expenditures, primarily to purchase construction equipment, support growth and partially fund our corporate headquarters. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Our Company

We are a vertically-integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and tourism housing in Mexico and have sold more homes in Mexico during 2009 and 2008 than any other company.  During 2009 we sold 57,979 homes, an increase of 0.84% over 2008 and during 2008 we sold 57,498 homes, an increase of 11.3% over 2007.  91.2% of our homes sold in 2009 and 90.8% in 2008 were in the affordable entry-level segment.

As of December 31, 2009, we had 140 developments under construction in 34 cities located in 21 Mexican states.  We had total land reserves under title of approximately 77.2 million square meters as of December 31, 2009, which include primarily land reserves in Mexico and approximately 750,441 square meters of land reserves for our operations in Brazil.  Our land reserves include both titled land and land in the process of being titled.  We estimate we could build approximately 348,940 affordable entry-level homes, approximately 28,810 middle-income homes and approximately 1,404 homes targeting the tourism market on our land reserves.

We believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations in 34 cities located in 21 Mexican states as of December 31, 2009.  For the year ended December 31, 2009, 25% of our revenues were derived from the state of Jalisco and 21% from the Mexico City Metropolitan Area.

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

Our Products

Mexico’s developer-built housing industry is divided into three tiers according to cost:  affordable entry-level, middle-income, and residential. We consider affordable entry-level homes to range in price between Ps.195,000 and Ps.540,000 (US$14,950 and US$41,399); middle-income homes to range in price between Ps.541,000 and Ps.1,885,000 (US$41,476 and US$144,514); and residential homes to have a price above Ps.1,885,000 (US$144,514). We currently focus on providing affordable entry-level and middle-income housing for our customers. In 2008, we launched a new market focused on houses in tourist and resort areas. This housing ranges between US$450,000 and US$750,000.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2009, our affordable entry-level homes had an average sale price of approximately Ps.284,000 (US$21,773). A typical affordable entry-level home consists of a kitchen, living, dining area, one to three bedrooms, and one bathroom. We are able to deliver a completed affordable entry-level home in approximately 7 to 10 weeks from the time a homebuyer obtains mortgage approval. Currently, our largest affordable entry-level housing developments are located in the states of Jalisco, México, Nuevo León, Baja California Sur and Veracruz.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2009, our middle-income homes had an average sale price of approximately Ps.823,000 (US$63,096) as compared to Ps.817,000 (US$59,316) for the same period in 2008. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. We are able to deliver a completed middle-income home in approximately 12 to 16 weeks from the time a homebuyer obtains mortgage approval. In response to continued demand for middle-income housing in Mexico and financing available through INFONAVIT’s and FOVISSSTE’s cofinancing products, we launched two new middle-income developments in one city in 2009. In 2009, 21.8% of our revenues were attributable to sales of middle-income housing compared to 23.0% in 2008.

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

In 2009, the tourism division did not contribute to the Company’s consolidated revenues; however, the Company has signed purchase applications for ten units at its Los Cabos project and is currently waiting for mortgage financing to be obtained by these customers before recognizing revenues in respect of these units.

Land Reserves

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing. Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development. We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, including sewage, roads and electricity in keeping with a purchase price that will maximize margins within the limits of available mortgage financing. We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine whether it is suitable for construction. We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow. Historically, our total land reserves fluctuated between 36 to 42 months of future home deliveries depending upon the time of year. During 2009, the Company followed a strategy to replace some of our existing land reserves where we held less than 2 to 3 years of future home deliveries with longer-term land reserves. As a result of this replacement strategy, the amount that we spent on land acquisitions decreased to Ps.1,119 million during 2009 as compared to Ps.3,782 million during 2008. As of December 31, 2009, the Company had land inventory for 5.4 years of future home deliveries.

We had total land reserves under title of approximately 77.2 million square meters, as of December 31, 2009, including primarily land reserves in Mexico and approximately 750,441 square meters of land reserves for our operations in Brazil.  Our land reserves include both titled land and land in the process of being titled.  We estimate we could build approximately 348,940 affordable entry-level homes, approximately 28,810 middle-income homes and approximately 1,404 homes targeting the tourism market on our land reserves. For 2010, we anticipate minimizing investments by continuing to follow a conservative replacement strategy for land bank acquisitions.

International Expansion: Brazil, San Jose dos Campos Affordable Entry- Level Project

During the first quarter of 2009, the Company initiated operations in Brazil with the construction of a 1,300-unit affordable entry-level development at San Jose dos Campos, northeast of Sao Paulo.  We have received purchase applications in respect of approximately 46 percent of the project’s first stage (comprised of 330 units) as construction of infrastructure and homes in the first stage continues. During the fourth quarter of 2009, we collected the first advances from customers in respect of this project through the Caixa Economica Federal (Caixa), a Brazilian government-sponsored home finance agency.

International Expansion: Indian Joint Venture

On March 22, 2010, the Company, through its subsidiary Homex India Private Limited, entered into a Memorandum of Understanding (“MOU”) with Puravankara Projects Limited (“Puravankara”), an Indian private limited company.  Pursuant to the MOU, Homex and Puravankara have agreed to use their best efforts to form a non-exclusive joint venture company to undertake projects in the affordable entry-level housing segment in India.  The first project developed by the joint venture company is expected to consist of 1,323 units in the metro area of Chennai, in southern India.

Tourism Division

Homex has pursued a conservative strategy for its tourism division by launching the first phase of its development in Los Cabos.  We plan to launch sales of our Cancún properties in the fourth quarter of 2010, subject to the current market conditions.  To improve the Company’s profitability and product offering in its tourism division, Homex reduced the size of the initial phases, increased the density of the projects and retained a leading U.S.-based firm that specializes in high-end properties in Mexico to undertake all sales efforts.  During the third quarter of 2009, marketing efforts in California and Arizona have resulted in purchase applications for ten units in Los Cabos.  Overall, we retain a positive outlook for this division in 2010, as Mexico becomes a top destination for Americans living outside the U.S.

Our Relationship with Equity International Properties, Ltd.

Beginning in 2002, EIP became a major investor in Homex. However, EIP has been reducing its ownership position in the Company. On February 1, 2008, EIP sold 5.1% (17.1 million common shares) of Homex common stock to the de Nicolás family, who are Homex’s founders. On April 25, 2008, pursuant to the liquidation plans for EIP’s investment fund, EIP decided to sell the remainder of its stake in Homex, and sold approximately 11.0 million common shares in private transactions. As of March 31, 2010 EIP had an ownership interest equivalent to 0.97% of the Company’s common shares.

Homex’ Information Sharing Project with INFONAVIT

Homex has implemented an electronic file capture system with INFONAVIT which enables the Company to upload customer information to INFONAVIT’s webpage directly from Homex’ sales offices. Through this system, the Company is able to directly upload customers’ mortgage files to create a more expedited mortgage authorization process for its clients. The Company will also realize significant process efficiencies including a faster collection process from INFONAVIT.

Fovissste’s Factoring Program with NAFIN

During the third quarter of 2009, FOVISSSTE implemented a factoring program with Mexico’s National Development Bank (NAFIN), which provided FOVISSSTE with a funding source to complement its housing programs. Pursuant to this program, Homex is able to collect payments directly from NAFIN at an average 4% discount rather than following the regular payment process from FOVISSSTE. Homex is among the first home developers in Mexico to benefit from participation in this program. The Company will continue to work closely with FOVISSSTE in connection with this program, which will help Homex to realize important efficiencies in the collection process with this entity.

Business Strengths

Standardized Business Processes

We have developed and refined scalable and standardized business processes that allow us to enter new markets rapidly and efficiently.  We have designed proprietary information technology systems that are intended to integrate and monitor our operations, including land acquisition, construction, payroll, purchasing, sales, quality control, financing, delivery, and maintenance.  Our systems connect every one of our branch locations and help us monitor and control the home building process, administer our customer relations, and oversee the financing process for our customers. This standardized model drives our growth, geographic diversification, and profitability, and is an integral component of our culture. During 2009, our proprietary information technology systems were successfully implemented at our pilot project at San Jose Dos Campos, Brazil.

Efficient Working Capital Management

Our standardized processes allow us to time the construction and delivery of our homes and payment to our suppliers efficiently, which has allowed us to reduce our borrowing needs and minimize working capital requirements.  We do not commence construction on a development stage until prospective buyers representing at least 10% of the planned number of homes in that stage have qualified to receive mortgage financing and until December 31, 2009 we did not recognize revenue on a given home until all the criteria under the percentage-of-completion method had been met.  We seek to maintain a construction period of less than 10 weeks for affordable entry-level housing and less than 16 weeks for middle-income housing by using our systems to maximize the efficiency of our standardized methods. This process allows us to maximize our working capital by minimizing overhead costs and coordinating payables with receivables, which reduce our borrowing needs, minimizing our costs.

Geographic Diversification

We believe that we are one of the most geographically diversified housing development companies in Mexico. As of December 31, 2009, our operations included 140 developments in 34 cities located in 21 Mexican states, which represent 76.5% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informática). Many of our developments are located in markets where none of our major competitors currently operate.  In 2009, 25% of our revenues originated in the state of Jalisco, and 21% in the Mexico City Metropolitan Area, the largest city in Mexico.  The remaining revenues originated in 32 other cities.  We believe that this geographic diversification reduces our risk profile as compared to our less-diversified competitors.

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, co-founded Homex’s predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993.  Our senior management team is comprised of executives with an average of 16 years of experience in their respective areas of responsibility.  Senior management owns an aggregate of approximately 29.45% of our common shares. Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers. Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Focus on the Affordable Entry-Level Segment

Our affordable entry-level segment continues to succeed primarily due to the availability of mortgage financing provided by the main mortgage suppliers in Mexico. In 2009, INFONAVIT and FOVISSSTE provided mortgage financing for 447,481 and 100,082 mortgages throughout Mexico, respectively.  Additionally, we continue to experience high demand for affordable entry-level homes in Mexico due to the large deficit of housing stock, a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home. In Mexico, ninety percent of the population earns a monthly income of approximately Ps.6,000 and we believe that an entry-level home valued at Ps.300,000 is an affordable option for this population.  Our focus and expertise in the affordable entry-level segment has enabled us to increase our market share.  As of December 31, 2009 our market share in the affordable entry-level segment had remained relatively stable at 32.2% compared to 32.4% during the previous year.  In addition, 91.2% of the homes that we sold during 2009 fell into the affordable-entry level category.

Business Strategies

Maintain a Conservative Financial Position

We operate our business with the goal of reducing our exposure to interest rate and financing risk.  We begin construction only when an approved homebuyer has qualified for a mortgage and, if applicable, made a down payment, thereby reducing our working capital needs.  We believe the resulting financial flexibility enhances our ability to respond quickly to market opportunities and lessens any negative effects that might result from a downturn in the economy.

Strategic Growth in Tourism Housing

On February 7, 2008 the Company announced plans to strengthen its position in the tourism market.  The Company plans to achieve this goal by developing communities in key tourist destinations within Mexico targeted to potential customers in the United States and Canada.  See “Business—Our Products.”

The first stage of development will include launching sales of two “Las Villas de Mexico” developments in the cities of Cancún and Los Cabos. These private communities, with superior product and service offerings, will reflect the architecture and culture of Mexico adapted to the customs and living traditions of our target markets.  The developments will include residential villas, townhouses, and apartments.

In October 2008, the Company began construction of initial infrastructure and model homes at Cancún and Los Cabos and has commenced sales efforts for the first stage of the development in Los Cabos.  Nonetheless, we anticipate a reduction in potential customers for our tourism market due to softer demand from our targeted customers in the United States and Canada as a result of the economic slowdown.  As a result of the expected decrease in demand, in 2008 the Company adjusted its strategy and cut costs in order to remain profitable by improving and expanding its internal sales team and shifting to performance-based compensation for these employees, as well as subcontracting out a portion of its sales employees to subcontractors whose compensation is also performance-based. In addition, the Company has reduced the number of its administrative personnel, streamlining the phases for approval of customer financing and increasing the density of our tourism projects.  During 2009, Mexico has become more attractive to foreigners and demand in the tourism segment has increased as a result of the sharp decline in the value of the Peso compared to the U.S. Dollar, Canadian Dollar and Euro during the final quarter of 2008.

Tourist developments did not see significant growth during 2009.  As of December 31, 2009 and as a result of marketing efforts in California and Arizona, the Company has signed purchase applications for ten units at its Los Cabos project and is currently waiting for mortgage financing to be obtained by these customers before recognizing revenues in respect of these units.

Maintain Appropriate and Balanced Land Reserves

Our ability to identify, acquire and improve land is critical to our success.  Because the success of our operations depends, among other things, on managing our land reserves efficiently, we continually review our portfolio and seek new development opportunities.  As of December 31, 2009, the Company had land inventory for 5.4 years of future home deliveries by pursuing land investment opportunities.  For 2010, we anticipate minimizing investments by following a conservative replacement strategy for land bank acquisitions.  We target having an average land inventory equal to 2 to 3 years of future home deliveries.

We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale. We had total land reserves under title of approximately 77.2 million square meters, as of December 31, 2009, which include primarily land reserves in Mexico and approximately 750,441 square meters of land reserves for our operations in Brazil.  We estimate we could build approximately 348,940 affordable entry-level homes, approximately 28,810 middle-income homes and approximately 1,404 homes targeting the tourism market on our land reserves.

Continue to Build and Contribute to Successful Communities

We seek to foster brand loyalty by enhancing the quality and value of our communities through building spaces for schools, day-care facilities, parks and churches, and by providing other social services to residents of the housing we develop.  We are committed to fulfilling our customers’ needs by responding to and meeting their demands.  In 2008, we responded to our clients’ needs by launching a customization program that allows our clients to choose from a full array of custom options, adding a personal touch to clients’ homes.  At the same time, we seek to become the best employer to our employees through training and educational opportunities.  We seek to hire and retain talented employees and invest in training our workforce at all levels by offering programs such as middle-school equivalency courses for our construction laborers.  We are committed to becoming the best customer to our suppliers by offering various payment alternatives and opportunities for cooperative growth, and through our factoring structure and other initiatives, including electronic ordering and payment systems.  We believe that these factors make us a preferred home builder, employer and customer and ultimately enhance our overall business.

Mold Construction System

During 2007, the Company acquired cutting-edge construction technology based on aluminum molds that it has used in some, but not all, of its projects.  This new technology has improved the efficiency of the construction process.  Among the advantages of the new molds are:

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

•                  eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber and therefore reduces our carbon footprint and the impact of our operations on deforestation; and

•                  durability, due to the use of concrete.

During the year ended December 31, 2009 we used this technology in the construction of 30,133 homes.  The Company intends to continue using this technology in the future.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tuxtla in the south, including more than 140 developments in 21 states and 34 cities as of December 31, 2009, which states represent 76.5% of Mexico’s population, according to INEGI.  For the year ended December 31, 2009, 25% of our revenues originated in the state of Jalisco and 21% in the Mexico City Metropolitan Area, the largest city in Mexico.  The remaining revenues originated in 32 other cities.  As a diversified homebuilder, our national footprint covers: (i) capital cities, where we benefit from a stable demand from government employees; (ii) industrial cities, including Puebla, Monterrey, Guanajuato, Saltillo and Chihuahua, where we benefit from Mexico’s export-oriented economy; and (iii) tourism and service-oriented cities.  During 2009, México’s service sector accounted for 62.5% of the country’s GDP, as the industry employs approximately 35.0% of the active population.  Our geographic diversity within Mexico has enabled the Company to mitigate our risk exposure to any one region.

We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.  However, we do not anticipate expanding into any new markets in Mexico during 2010.  Rather, we intend to take a conservative approach and focus on consolidating our presence in the markets where we have existing operations.

During the first quarter of 2009, the Company initiated operations in Brazil with the construction of a 1,300-unit affordable entry-level development in San Jose dos Campos, northeast of Sao Paulo.

Total Homes Sold

The following table sets forth information on our historical sales by country and state. During 2006, 90.5% and 9.5% of the homes we sold were affordable entry-level and middle-income, respectively, during 2007, 90.4% and 9.6% of the homes we sold were affordable entry-level and middle-income, respectively, during 2008, 90.8% and 9.2% of the homes we sold were affordable entry-level and middle-income, respectively, and during 2009, 91.2% and 8.8% of the homes sold were affordable entry-level and middle-income, respectively.

In 2009, the Company recognized revenues outside Mexico in connection with 102 affordable entry-level homes in San Jose dos Campos, northeast of Sao Paulo, Brazil.

	Years Ended December 31,
	2009		2008		2007		2006
	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- Income	Affordable entry-level	Middle- income

Mexico
Baja California	1,203	619	3,509	355	2,810	387	2,170	423
Baja California Sur	3,319	452	2,165	520	2,514	733	1,188	178
Chiapas	2,350	217	2,127	297	1,071	287	1,369	192
Chihuahua	636	34	219	122	188	62	481	96
Coahuila	1,904	—	641	—	—	—	—	—
Durango	1,530	—	—	—	—	—	—	—
Guanajuato	21	133	453	32	1,236	—	209	134
Estado de Mexico	10,879	1,208	19,842	1,688	15,815	1,224	15,666	554
Guerrero	324	100	1,030	686	956	467	1,321	5
Hidalgo	—	15	—	53	—	263	—	161
Jalisco	12,739	1,507	7,745	769	8,090	582	9,623	1,147
Michoacán	765	36	983	1	890	—	646	323
Morelos	1,971	141	—	—	—	—	—	—
Nuevo Leon	5,761	21	3,704	30	4,532	—	2,834	—
Oaxaca	—	—	—	—	64	—	467	—
Puebla	1,686	—	942	—	2,360	—	—	82
Querétaro	1,341	—	1,284	—	—	—	—	—
Quintana Roo	88	293	331	—	—	—	—	—
Sinaloa	717	77	3,442	174	1,641	160	1,356	331
Sonora	781	105	535	292	341	379	375	153
Tamaulipas	6	46	621	—	714	58	427	306
Veracruz	4,741	111	2,636	270	3,468	380	1,808	107
Subtotal	52,762	5,115	52,209	5,289	46,690	4,982	39,940	4,192
Brazil	102	—	—	—	—	—	—	—
Total	52,864	5,115	52,209	5,289	46,690	4,982	39,940	4,192

THE MEXICAN HOUSING MARKET

We have obtained the following information from public sources, including publications and materials from the Mexican Ministry of Social Development, or SEDESOL (Secretaría de Desarrollo Social), the Mexican Population Council, or CONAPO      (Consejo Nacional de Población), INEGI, INFONAVIT, SHF, the Mexican Home Building and Development Industry Chamber of Commerce, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de la Vivienda), CONAVI (Comisión Nacional de Vivienda) and SOFTEC, S.C. Although we believe our sources and estimates are reliable, we have not independently verified the information or data from third parties and cannot guarantee the accuracy or completeness of such information from third parties or the information and data we have obtained ourselves.

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

According to INEGI, Mexico had a population of approximately 107.9 million in 2009 and estimates that this will grow to 108.8 million in 2011. CONAPO estimates that there will be approximately 28.1 million households in Mexico in 2010 and that there will be approximately 28.7 million households by year-end 2011, approximately 32.9 million by year-end 2018 and approximately 34 million by year-end 2020.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s. The children born during this boom are contributing to the current increased demand for housing. The target consumer group for our homes is typically between 25 and 50 years old. In 2009, the 20-50 year-old age group represented approximately 45.6 million people or 42% of Mexico’s population. CONAPO estimates that by 2020, this age group will represent 44.3 million or 38.0% of Mexico’s population. The size stability of this group is expected to contribute to increased housing demand in Mexico.

Housing Supply

In 2009, CONAVI’s housing statistics indicated there was a shortage of 8.9 million homes in Mexico. This figure included the need for:

•       1.7 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•       7.2  million substandard homes in need of extensive repair and possible replacement.

CONAVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 565,000 units per year into the near future. To address the immediate shortage of 8.9 million homes as well as the anticipated new demand, the Mexican government committed to financing and/or building at least 1.1 million units in 2010.

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

The mission of INVI is to satisfy the need for housing of families with limited economic resources located in the Federal District through the granting of mortgages for affordable entry-level homes, with the goal of creating 192,544 new housing units in the years 2007-2012. For the year ended December 31, 2009, INVI had granted 3,571 mortgages for new homes, and 14,487 credits for home improvements.

Market Segments

In general, Mexico’s developer-built (as opposed to self-built) housing market is divided into four segments according to cost: affordable entry-level, middle-income, residential and tourism. The developer-built housing market includes homes built by contractors and developers, which are generally financed by mortgage providers. These homes are built with official permits, have municipal services, and are located on land that is registered and titled by the homebuyer. Developers must obtain clear title to the land, proper zoning permits and any necessary financing commitments from lenders in addition to installing infrastructure.

Mexico’s developer-built housing market is categorized in the table below:

Housing Market Segments

Segment	Cost	Size	Characteristics
Affordable entry-level	Between Ps.195,000 and Ps.540,000 (US$14,950-US$41,399)	45 m2-76 m2 (484 sq. ft. -818 sq. ft.)	Kitchen; living, dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	Between Ps.541,000 and Ps.1,885,000 (US$41,476-US$144,514)	76 m2-172 m2 (818 sq. ft.-1,851 sq. ft.)	Kitchen, family room, living, dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	More than Ps.1,885,000 (US$144,514)	more than 172 m2 (1,851 sq. ft.)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Tourism	Between US$450,000 and US$750,000	Between 1,500 sq. ft. and 2,150 sq. ft.	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

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

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via Mexican Housing Funds in the affordable entry-level segment. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period the government authorized the creation of sofoles, which underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private sector lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing has continued to grow as a result of Mexican government policies. President Calderón’s administration’s goal is to finance six million mortgages during his administration. As of 2009, 4.6 million mortgages have been financed since Calderón took office in 2006, satisfying 76% of the administration’s goal. President Calderón’s administration has supported four objectives for the homebuilding industry, as originally set forth by President Fox:

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

The actions taken by President Calderón’s administration to accelerate the housing and mortgage supply in Mexico has resulted in the emergence of an active housing industry supported by solid private and public institutions. The developer-built market has continued to expand due to higher levels of available mortgage financing, especially through Mexican Housing Funds such as INFONAVIT, SHF and FOVISSSTE. According to CONAVI, from 2000 to 2009 mortgage providers in Mexico granted 5,373,941 mortgages, a 350.1% growth from 331,880 in 2000 to 1,493,747 in 2009.  For the year ended December 31, 2009, a total of 1,493,747 mortgages were granted by all public and private entities involved in the Mexican housing market, according to CONAVI.

President Calderón has indicated that he will continue to support and promote the housing industry on three main lines: urban development, very affordable housing and home improvement. His administration’s goal is for the Mexican Housing Funds to provide six million mortgages by 2012.

In early 2009, the Mexican federal government announced a stimulus bill, the “National Agreement in Favor of Personal Finance and Employment” (Acuerdo Nacional en Favor de la Economía Familiar y el Empleo), that contains assistance for the homebuilding industry. Under the bill, the government increased aid from Ps.5.2 billion to Ps.7.4 billion for a federal housing subsidy program designed to provide assistance to low-income families. In addition, the Mexican federal government, homebuilders and suppliers signed a separate agreement, the “National Housing Program” that confirms the housing industry’s importance to the Mexican economy during the current recession and economic slowdown.

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

Sources of Mortgage Financing

Principal sources providing mortgage financing for Mexico’s housing market are:

•       mortgage providers financed by mandatory employer or member contributions to public funds, including INFONAVIT & FOVISSSTE, serving private and public sector employees, respectively, and;

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

According to CONAVI, these mortgage providers originated 1,493,747 home mortgages in 2009 from which 634,726 mortgages were granted for new homes.

INFONAVIT

INFONAVIT was established by the Mexican government, labor unions and private sector employees in 1972 as a social service entity to administer the National Housing Fund for the benefit of private sector employees. INFONAVIT provides financing, primarily for affordable entry-level housing, to credit-qualified homebuyers. INFONAVIT makes loans for home construction, acquisition or improvement, to workers whose individual monthly earnings are generally less than five times the minimum monthly wage. It is funded through payroll contributions by private sector employers on behalf of their employees equal to 5.0% of their employees’ gross wages.

Homebuyers qualify for INFONAVIT loans according to a point system whereby points are awarded based on income, age, amount of monthly contributions, and number of dependents, among other factors.  The total loan amount may equal 100% of the cost of a home, up to a maximum of between 300 and 350 times the Salario Mínimo General Mensual del Distrito Federal, the minimum monthly general wage in Mexico City (“SMG”), depending on geographical region.  As of December 31, 2009, the daily minimum wage in the Federal District was Ps.54.80 (US$4.20).  Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions by employers.  INFONAVIT generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income.

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

In 2007, INFONAVIT inaugurated a new program called Cofinanciamiento, or Cofinavit, which is meant to assist high-income borrowers in a manner similar to the Apoyo INFONAVIT program. This new program enables Cofinavit customers to obtain a mortgage loan granted by INFONAVIT in conjunction with a commercial bank or a sofol. In addition, the customers can use their individual contributions in their INFONAVIT accounts as part of the financing or as collateral for the mortgage loan. Apoyo INFONAVIT and Cofinavit do not have a maximum limit on the value of the home to be financed.

INFONAVIT also recently introduced a new program called “INFONAVIT Total” targeted at workers who qualify for the traditional INFONAVIT program.  Through INFONAVIT Total, the loan recipient agrees to a partial assignment of the INFONAVIT mortgage loan to a commercial bank.  The terms of the INFONAVIT Total mortgage loan are substantially equal to the traditional INFONAVIT loan, and INFONAVIT continues to administer and service the loans under this program, yet INFONAVIT shares the funding burden and the economic risks and benefits of the portfolio with the commercial bank participating in the program.

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

INFONAVIT provided approximately 30.0% of all home mortgage financing in Mexico during the year ended December 31, 2009.

INFONAVIT has made a commitment to provide 475,000 new mortgages in 2010. In addition, this agency has agreed to guarantee mortgage loans granted to employees by commercial banks and sofoles in the case of job loss. INFONAVIT expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private sector, and implementing a voluntary savings program. INFONAVIT has also recently begun securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

The forecasted INFONAVIT lending goal for 2010-2014 period has been recently announced as follows:

Year	Mortgages
2010	475,000
2011	480,000
2012	505,000
2013	540,000
2014	570,000

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

FOVISSSTE generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately Ps.706,426 (US$54,158). Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions.

FOVISSSTE has announced that it is seeking to increase the total number of mortgages it grants.  During 2009, FOVISSTE granted more than 100,000 mortgages. FOVISSSTE provided approximately 6.7% of all home mortgage financing in Mexico during the year ended December 31, 2009.

FOVISSSTE’s forecasted lending goal for 2010 is to grant at least 100,000 mortgages.

SHF

SHF was created in 2002 as a public sector development bank. SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and sofoles. In turn, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks, sofoles and sofomes (which in turn make direct bridge loans to developers). As of September 1, 2004, however, SHF provided funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately Ps.723,362 or US$55,457 as of December 31, 2009). In lieu of funding bridge loans for homes with a higher purchase price of up to UDI 500,000 (approximately Ps.2,170,083 or US$166,370 as of December 31, 2009), SHF will provide guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes. Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (approximately Ps.2,170,083 or US$166,370 as of December 31, 2009). Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately Ps.651,025 or US$49,911 as of December 31, 2009) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual mortgage loans. In terms of total homes financed, SHF provided approximately 3.1% of all home mortgage financing in Mexico during the year ended December 31, 2009.

In connection with its mortgage financing operations, SHF also took an active role in issuing mortgage backed securities (Bonos Respaldados Por Hipotecas or “BORHIS”) as well as market making in these securities during 2009.  In addition, SHF reviews issuances of BORHIS to ensure that they comply with market eligibility requirements and criteria, and provides information and analysis regarding historical information, risk of default, and market evolution concerning BORHIS issuances. By engaging in market-making activities and providing mortgage financing to underserved segments of the population, SHF also provided liquidity to the Mexican housing market. Additionally, SHF has committed to focus its strategy on the promotion of Self-Sustainable Housing Environments (Desarrollos Urbanos Integrales Sustentales or “DUIS”) and in the re-population of urban areas.

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

Commercial banks, sofoles and sofomes provided approximately 9.7% of all home mortgage financing in Mexico during the year ended December 31, 2009.

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

Other public housing agencies provided approximately 50.5% of all mortgage financing in Mexico during the year ended December 31, 2009.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including publicly traded companies like Corporación GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V, SARE, S.A.B. de C.V. and URBI Desarrollos Urbanos, S.A.B. de C.V.

All things considered, we estimate that approximately 1,159 different companies operate new home developments in Mexico. The following table sets forth the approximate operating information of the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2009 Home Sales	2009 Sales (millions of Ps.)	Location in Mexico
GEO	56,537	19,211	National
URBI	42,100	13,046	North, Mexico City and Guadalajara areas
ARA	17,467	7,113	National
SARE	6,021	2,766	Mexico City region

Source: Companies’ 2009 fourth quarter financial releases.

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

Sales

In general, we make sales either at sales offices or model homes. Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand. As of December 31, 2009, we operated 127 sales offices, one in each of the developments we have established. Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers. We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products. We provide the same information through trained corporate sales representatives at model homes. During 2005, we changed our method of compensating our sales agents to an exclusively performance-based commission method, typically 1.8% of the total home price.

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

Customer Financing

We assist qualified homebuyers in obtaining mortgage financing by participating in all the stages of applying for and securing mortgage loans from housing funds, commercial banks Sofomes and Sofoles.

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

We have not experienced and do not expect to experience losses resulting from rejections by homebuyers of their purchase applications because we generally have been able to locate other buyers immediately in these cases.  However, we cannot guarantee that we will be able to continue to find replacement buyers in the future.

The purchase price of the homes we sell is denominated in pesos and is subject to an upward adjustment for the effects of inflation, except for the purchase price of homes in our tourism division which is denominated in US dollars. In cases where the price of a home is subject to adjustment and increases due to inflation, any difference is payable by the homebuyer.

Design

Most of the designs that we use in our construction are developed internally. Our architects and engineers are trained to design structures that maximize efficiency and minimize production costs. Our standardized modular designs, which focus on quality and size of construction, allow us to build our homes quickly and efficiently. By allowing our customers to upgrade finishing details on a custom basis after homes are delivered, we experience savings that allow us to build larger homes than our competitors.

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

During 2007, the Company acquired cutting-edge construction technology based on aluminum molds; this new technology will improve the efficiency of the construction process. Among the advantages are the shorter construction time; better quality and reduced reprocessing; re-use of the same mold for several prototypes of homes, with an estimated life of 2,000 usages per mold; versatility, because the molds permit construction ranging from simple floors to apartment buildings using the same system; labor savings; compatibility among international suppliers; eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber; and durability, due to the use of concrete. As of December 31, 2009 we used this technology in the construction of 30,133 homes.

Materials and Suppliers

We maintain strict control over our building materials through a sophisticated electronic barcode identification system that tracks deliveries and monitors all uses of supplies. In general, we reduce costs by negotiating supply arrangements at the corporate level for the basic materials used in the construction of our homes, including concrete, concrete block, steel, windows, doors, roof tiles, and plumbing fixtures. We take advantage of economies of scale in entering into agreements for materials and services in every situation and seek to establish excellent working relationships with our suppliers. In order to better manage our working capital, we also arrange lines of credit for many of our suppliers through a factoring program sponsored by Nacional Financiera, S.N.C., or NAFINSA, a Mexican government-owned development bank, as well as certain additional financial institutions. We guarantee a portion of the financing provided to some of our suppliers for materials we buy from them during construction and repay these lenders directly with funds received when homes are delivered, which allows us to ensure suppliers are paid on time while minimizing our need to secure construction financing.

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

Labor

As of December 31, 2009 we had a total of approximately 12,295 employees, of whom  11,854 were employed in Mexico, 19 were employed in India and 422 in Brazil. Our total employees for the years ended 2008 and 2007 were 17,280 and 15,127, respectively. For the year ended December 31, 2008, we had 29 employees in India. The Company did not have any employees outside Mexico for the year ended December 31, 2007. Approximately 42% of our employees as of December 31, 2009 were administrative and managerial personnel.

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

As of December 31, 2009, all of our construction employees were members of a national labor union of construction workers. The economic terms of our collective bargaining agreements are negotiated on an annual basis. All other terms and conditions of these agreements are negotiated every other year. We believe that we have an excellent working relationship with our workforce. We have not experienced a labor strike or any significant labor-related delay to date.

Customer Services and Warranties

The Company holds insurance that covers defects, hidden or visible, during construction and which also covers the warranty period provided by the Company to homebuyers. As mentioned in Note 25 to the Company’s consolidated financial statements, we provide a two-year warranty to all of our customers. This warranty could apply to damages derived either from our operations or from defects in materials supplied by third parties (such as electrical installations, plumbing, gas, waterproofing, etc.) or other circumstances outside our control.

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors that covers the claims related to the quality of their work. We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires. Generally, the warranty period lasts for one year after the contractors complete their work and covers any visible or hidden defect. We believe that at December 31, 2009 we had no unrecorded losses with respect to these warranties.

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

The Risk Management Committee ensures, on behalf of the board of directors, that risks are identified and assessed continuously across the Company’s many functions and processes. The Committee reports to the board of directors and is responsible for refining and verifying the effectiveness of the Company’s risk management system. The Committee develops the Company’s risk policy and evaluates the Company’s compliance with this policy. In addition, the Committee disseminates the Company’s risk policy, determines the documentation required to comply with the policy and initiates any reviews of specific aspects of the risk management system that may be necessary by the internal audit department.

All major potential risks to the Company’s profitability or continued existence are documented by a risk map. This risk map is regularly updated and extended, where appropriate. Potential interdependencies between risks are duly noted. This measure is designed to ensure that the timely detection, limitation and elimination of these risk systems are regularly reviewed and reinforced.

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

Environmental

Our operations are subject to the Mexican General Environmental Protection Law (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the Mexican General Waste Prevention and Management Law (Ley General para la Prevención y Gestión Integral de los Residuos), and the related regulations. The Mexican Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) and the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente) are the Mexican federal government authorities responsible for enforcing environmental regulations in Mexico, including environmental impact studies, which are required for obtaining land-use permits, investigations and audits, as well as to provide guidelines and procedures regarding the generation, handling, disposal and treatment of hazardous and non-hazardous waste.

We are committed to conducting our business operations in a manner that minimizes their environmental impact. Our business processes include procedures that are intended to ensure compliance with the Mexican General Environmental Protection Law, the Mexican General Waste Prevention and Management Law, and the related regulations. In accordance with these laws, we build our homes with aluminum mold metal instead of wooden beams and treat waste water. We plant trees on the land of homes we sell and provide seedlings on land that we donate to our communities. Our internal teams conduct environmental studies for each project and produce environmental reports that are intended to identify environmental issues and assist in project planning in order to minimize adverse environmental effects, such as limiting the felling of trees during the process of urbanizing rural land for use in our developments. Our costs include the cost of complying with applicable environmental regulations. To date, the cost of complying and monitoring compliance with environmental regulations applicable to us has been immaterial.

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries as of December 31, 2009.

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2009	2008	Products/Services
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	Mexico	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	Mexico	100%	100%	Administrative services and promotion related to the construction industry
Altos Mandos de Negocios, S.A. de C.V.	Mexico	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	Mexico	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	Mexico	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	Mexico	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Centro, S. de R.L. de C.V. (1)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Norte, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Hogares del Noroeste, S.A. de C.V. (2)	Mexico	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing
Opción Homex, S.A. de C.V. (4)	Mexico	100%	100%	Sale, lease and acquisition of properties
Homex Amuéblate, S.A. de C.V. (4)	Mexico	100%	100%	Sale of housing-related products
Homex Global, S.A. de C.V. (3)	Mexico	100%	100%	Holding company for foreign investments
Sofhomex, S.A. de C.V. S.F.O.M. E.R.	Mexico	100%	100%	Financial services
Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	Mexico	100%	100%	Employee stock option plan administration
HXMTD, S.A. de C.V. (5)	Mexico	100%	100%	Promotion, design, construction and sale of upper-income tourism housing
Homex Central Marcaria, S.A. de C.V. (5)	Mexico	100%	100%	Administration of industrial and intellectual property

(1)       Casas Beta del Centro, S. de R.L. de C.V. (CBC) owns 100% of the outstanding stock of Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca), which are engaged in the promotion, design, construction and sale of entry-level housing. Huehuetoca is fully consolidated in accordance with MFRS B-8, Consolidated or Combined Financial Statements, since the Company has control over this subsidiary. Through October 20, 2009, CBC owned 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. That company was sold to a third party on that date.

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

(3)       Homex Global, S.A. de C.V, (Homex Global) owns the outstanding stock of the following companies:

(a)       Effective March 2008, Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and engaged in the construction and development of entry-level and middle-income housing in India. This company had no significant operations during 2008 and 2009.

(b)       Effective September 2007, Homex Global owned 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, an associated company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt. Pursuant the application of MFRS C-7, Investments in Associates and Other Permanent Investments, effective January 1, 2009, this company was no longer considered an associated but other permanent investment. On December 31, 2009 the Company sold its total investment in this company to a third party.

(c)       Effective February 2008, Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no operations during 2008 and 2009.

(d)       Effective November 2008, Homex Global owns 100% of the outstanding common stock of Homex Brasil Incorporacoes a Construcoes Limitada (Homex Brasil), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada. Through eight subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brazil. During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in San Jose dos Campos, northeast of Sao Paulo. As of December 31, 2009 the Company had recognized revenues of Ps.62,178 from its Brazilian operations.

(4)      These companies were incorporated in 2007; however, they had no significant operations during 2007, 2008 and 2009.

(5)      These companies were incorporated in 2008; however, they had no significant operations during 2008 and 2009.

ITEM 4A.       Unresolved Staff Comments.

Not applicable.

ITEM 5.       Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in pesos for the years ended December 31, 2009 and December 31, 2008 and in constant pesos as of December 31, 2007 for the year ended December 31, 2007. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS), which differ in certain respects from US GAAP as described in Notes 28 and 29 to our audited consolidated financial statements.

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

Goodwill and Intangible Assets

We are required to apply the purchase method of accounting for all business combinations, which requires the recognition of certain acquired intangible assets separate from goodwill. Goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. In our allocation of the purchase price of the acquisition of Controladora Casas Beta, S.A. de C.V., we identified and allocated a value to intangible assets totaling Ps.488 million (Ps.455.3 million at historic cost) related to the Beta trademark and Ps.140.4 million (Ps.126.8 million at historic cost) related to the value of the backlog which represents the houses under construction as of the date of the Beta acquisition. As of December 31, 2009, the net book value of the Beta trademark was Ps.45.5 million. The backlog has been completely amortized as of December 31, 2009 and 2008. The valuation of these intangible assets required us to use our judgment. We also recorded goodwill related to the acquisition of Controladora Casas Beta, S.A. de C.V. of Ps.731.8 million. The annual impairment testing requirements require us to use our judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods.

Revenue and Cost Recognition

Pursuant to MFRS, we have used the percentage-of-completion method of accounting for revenues and costs, which differs in certain significant respects from the ASC 360.30 (formerly FAS 66 — Accounting for the Sales of Real Estate) method used for the substantial majority of our revenues under accounting principles generally accepted in the United States, referred to as US GAAP. Under MFRS, applying the percentage-of-completion method, we measure the progress towards completion in terms of actual costs incurred versus estimated expenditures for each stage of a development. Also, under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds. We receive consideration from the sale of a home at closing when title to the home is transferred to the homebuyer. We include revenues in excess of billings as accounts receivable on our balance sheet, and any cash proceeds we receive as advance payments prior to completion of the actual work related to the payments, including customer down payments, are included in current liabilities as advances from customers. See Note 3 to our consolidated financial statements.

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

Pursuant to US GAAP, we apply ASC 360.20 for the substantial majority of our revenues. The variations in the Company’s gross profit, gross profit margin and ultimately operating profits arise due to the stated differences related to cost and revenue recognition between MFRS and US GAAP. In 2009, revenues under MFRS were Ps.19,425 million while revenues under US GAAP were Ps.17,616 million. In 2008, revenues under MFRS were Ps.18,850 million while revenues under US GAAP were Ps.14,885 million. Revenues under US GAAP’s ASC 360.20 are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured. However, under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction. Under MFRS, progress towards completion is measured by comparing the actual costs incurred to the estimated total cost of a project. For a further discussion of revenue recognition policies under US GAAP, refer to Notes 27 and 28 to the Company’s consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2009 were 46,631 units (41,679 in 2008) compared to 57,979 units sold under MFRS in 2009 (57,498 in 2008). The lower volume in units closed in 2009 compared to units sold is primarily attributable to both our continued growth and therefore higher proportion of construction-in-process, and our increased participation during 2009 in the construction of nearly-completed vertical building projects which take longer to build, sell and collect.

Total units closed of 46,631 in 2009 represents a 12% increase compared to total units closed in 2008 of 41,679. The increase is attributable to the continued growth in the Company’s business, as measured by number of units closed.  In 2008, units closed increased by 5% over 2007.  The proportion of units sold and units closed are generally consistent when evaluated by operating segment during both 2009 and 2008. As of December 31, 2009, 11,348 units remain at various stages of completion under MFRS, and thus have yet to be recognized into revenue under US GAAP.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statements, carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against deferred tax assets resulting in additional income tax expense. Included as a component of our net deferred tax liabilities are net operating loss carry-forward assets (“NOL carry-forwards”) of Ps. 2,071,753 as of December 31, 2009.   We believe that it is more likely than not that such NOL carry-forwards’s will be ultimately recovered, primarily through the reversal of deferred tax liabilities. Accordingly, no valuation allowance has been recognized against these NOL carry-forwards in our consolidated financial statements.  See Notes 3 and 23 to our consolidated financial statements.

On December 7, 2009, a tax reform bill was approved and published which reforms, amends and annuls certain tax laws and is applicable effective January 1, 2010. This new tax law implements changes to the income tax rate (Impuesto Sobre la Renta, or ISR) effective as follows:  (a) from 2010 to 2012, 30%; (b) for 2013, 29%; and (c) for 2014 and future years, 28%. The impact of this new tax law has been reflected in the calculation of our deferred tax assets and liabilities as of December 31, 2009.

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes evident that the tax position is “more likely than not” to not be sustainable upon challenge by the tax authorities.  For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period in which: (1) the tax position meets such threshold, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

We have taken certain positions in our annual tax returns which are classified as uncertain tax positions for financial reporting purposes. Specifically, uncertain tax positions currently outstanding relate to our interpretation of the Mexican Income Tax Law (MITLA) related to the inclusion of certain debts in the calculation of the inflation adjustment, and the deduction of land by real estate developers. As of December 31, 2008, amounts related to uncertain tax positions totaled Ps. 102,969. As of December 31, 2009, uncertain tax positions resulted in Ps. 421,843 in deferred tax assets which have been provided for through a full valuation allowance, and an additional current liability in the amount of Ps. 248,781 in our consolidated financial statements.

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, stated in nominal pesos for the years ended December 31, 2009 and 2008, and in constant pesos for the year ended December 31, 2007. The table also sets forth the data as a percentage of our total revenues:

	2009		2008		2007
	(in thousands of Mexican pesos (Ps.))
MFRS:
Revenues	Ps.	19,425,182	Ps.	18,850,496	Ps.	16,222,524
Cost of sales	13,748,416		13,473,257		11,041,456
Gross profit	5,676,766		5,377,239		5,181,068
Selling and administrative expenses	2,506,756		2,377,646		1,798,429
Income from operations	3,170,010		2,999,593		3,382,639
Other income (expenses), net	49,475		(109,926)		209,223
Net comprehensive financing cost (1)	206,566		558,485		278,904
Income tax expense	1,182,992		712,175		951,280
Net income	Ps.	1,829,927	Ps.	1,619,007	Ps.	2,361,678

	(as a percentage of sales)
MFRS:
Revenues	100.0%	100.0%	100.0%
Cost of sales	70.8%	71.5%	68.1%
Gross profit	29.2%	28.5%	31.9%
Selling and administrative expenses	12.9%	12.6%	11.1%
Income from operations	16.3%	15.9%	20.8%
Other (expenses) income, net	0.3%	(0.6)%	1.2%
Net comprehensive financing cost	1.1%	3.0%	1.7%
Income tax expense	6.1%	3.7%	5.8%
Net income	9.4%	8.6%	14.6%

(1)    Represents interest income, interest expense, monetary position gains and losses (for 2007), foreign exchange gains and losses and valuation effects of derivative instruments.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008 - MFRS

Revenues

Total housing revenues in 2009 increased 3.0% to Ps.19,425.2 million from Ps.18,850.4 million in 2008, driven both by increased sales volume and higher average prices in the affordable entry-level segment.  Affordable entry-level homes represented 77.4% of total revenues in 2009 compared to 76.5% in 2008.  Middle-income homes represented 21.8% of total revenues in 2009 compared to 23.0% in 2008.  In 2009, other revenues increased to Ps.165.1 million, compared to Ps.100.0 million in 2008.  The increase is mainly due to construction service contracts we entered into with the Mexican federal government.

Units sold in 2009 increased 0.84% to 57,979 homes, from 57,498 homes in 2008 primarily due to the Company’s focus on affordable entry-level and low-cost products and the availability of mortgage financing in this segment through INFONAVIT and others.  Affordable entry-level sales volume increased to 52,864 homes in 2009 or 91.2% of total sales volume compared to 90.8% in 2008.  Middle-income sales volume decreased 3.3% to 5,115 homes in 2009 compared to 5,289 homes in 2008, reflecting the Company’s strategy to reduce its exposure to the middle-income segment in light of current economic conditions.

Gross Profit

Gross profit increased to 29.2% in 2009 from 28.5% in 2008, due to the effects of MFRS D-6.  Pursuant to the application of MFRS D-6, which was implemented in 2007, the Company is required to capitalize a portion of its CFC, which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to cost of sales as the related inventory is sold in future periods.

During the year ended December 31, 2009, the Company’s capitalized CFC that was applied to cost of sales decreased 31% to Ps.670.1 million compared to Ps.976.7 million during the same period in 2008 primarily as a result of:

a) a 46% increase in capitalized interest expense to Ps.669.2 million during the year ended December 31, 2009 from Ps.459.4 million as of December 31, 2008. The increase in capitalized interest expense that was applied to cost of sales was partially driven by the recognition of previous years’ capitalized interest expense on inventory pursuant to the application of MFRS D-6 and a 29% increase in the Company’s total debt position in 2009; and

b) capitalized foreign exchange gain applied to cost of sales of Ps.2.3 million, compared to a loss of Ps.538.8 million during the same period in 2008.  The gain was a result of the appreciation of the Mexican peso relative to the U.S. dollar during 2009.

Costs of sales increased by 2.0% for the year ended December 31, 2009 to Ps.13,748.4 million from Ps.13,473.2 million for the same period in 2008, due primarily to higher CFC capitalization applied to cost of sales during 2009 as explained above.  On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex’ gross margin in 2009 was 32.7%, compared to 33.7% in 2008.  The decrease in gross margin was mainly driven by a decline in the percentage of our total revenues generated from sales of middle-income homes, from 23.0% in 2008 to 21.8% in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 5.4% to Ps.2,506.8 million in 2009 compared to Ps.2,377.6 million in 2008.  As a percentage of total revenues, SG&A expenses increased 0.3% to 12.9% in 2009 compared to 12.6% in 2008.  The increase in SG&A was primarily a result of the addition of personnel in our tourism and international divisions, an expense which was not offset by additional revenue contributions from those divisions.

Income from Operations

In 2009, income from operations increased by 5.7% to Ps.3,170.0 million compared to Ps.2,999.6 million in 2008. On a pro-forma basis (without considering the application of MFRS D-6), the Company’s operating margin in 2009 decreased 133 bps to 19.8% compared to 21.1% in 2008. The lower margin was mainly a result of affordable entry-level housing generating a higher percentage of our revenue, as well as higher selling general and administrative expenses.

Net Comprehensive Financing Cost

Net comprehensive financing cost (comprised of interest income, interest expense, foreign exchange gains and losses, valuation effects of derivative instruments and monetary position gains and losses) decreased to Ps.206.5 million in 2009 compared to Ps.558.4 million in 2008, substantially as a result of the following:

a) net interest expense increased to Ps.199.6 million in 2009 from Ps.80 million in 2008, primarily due to an increase in the Company’s total debt of 29 percent;

b) the Company had a foreign exchange gain of Ps.59.5 million in 2009 compared to a foreign exchange loss of Ps.164.8 million in 2008, which was caused by the appreciation of the Mexican peso relative to the US dollar.

c) the net valuation effects of financial instruments decreased from Ps.313.9 million in 2008 to Ps.66.4 million in 2009, partially due to the cancellation of a foreign currency derivative transaction in October 2008 and the fact that certain financial instruments entered into in 2009 qualified for “hedge accounting” treatment, while certain of the Company’s previous financial instruments did not qualify for such accounting treatment.

Foreign Exchange exposure and currency derivatives

As of December 31, 2009, Homex’s US Dollar denominated debt was mainly limited to two US$250 million bonds issued in 2005 and 2009 with single principal payments due at maturity in 2015 and 2019, respectively.  In connection with its US$250 million bond maturing in 2015, the Company entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.13.89 per U.S. dollar through 2012.  In connection with its US$250 million bond maturing in 2019, the Company entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar through 2019 and at an average weighted cost of 3.87%.  In addition, the Company entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.11.67 per U.S. dollar through 2012.

The net valuation effects of financial instruments for the years ended December 31, 2009, 2008 and 2007, were Ps.66,451, Ps.313,962 and Ps.(147,977), respectively.

Income Tax Expense

Income tax expense increased by 66.1% to Ps.1,182.9 million in 2009 compared to Ps.712.2 million in 2008. The increase was primarily a result of the application of IMFRS 18, which spells out the effects of the 2010 tax reform.  As a result of the income tax reform, the effective ISR rate increased to 39.3 percent in 2009 compared to 31.0 percent in 2008.  As a result, the Company registered an additional income tax charge in the consolidated statement of income of Ps.78.6 million related to a change in the ISR rate applied to deferred tax assets and liabilities. For more information on the effects of IMFRS 18, see “Item 5.  Operating and Financial Review and Prospects—New Accounting Pronouncements.”

Net Income of controlling interest

Net income of controlling interest increased 13% to Ps.1,830 million in 2009 compared to Ps.1,619 million in 2008, as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007 — MFRS

Revenues

Total housing revenues in 2008 increased 16.2% to Ps.18,850.4 million from Ps.16,222.5 million in 2007, primarily due to higher affordable-entry level sales volume and higher average prices in the middle-income segment, where average prices increased 4.6% to Ps.817,000 as of December 31, 2008 from Ps.781,000 in the same period in the previous year.  Affordable entry-level homes represented 77.0% of total revenues in 2008 compared to 77.3% in 2007.  Middle-income homes represented 23.0% of total revenues in 2008 compared to 22.6% in 2007.  In 2008, other revenues (included in revenues above) decreased 34.9% to Ps.100 million, compared to

Ps.153.6 million in 2007, mainly due to increased internal use of our prefabricated construction materials, ready-mix concrete and concrete blocks, consequently leading to lower sales of these products to third parties.

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

Gross Profit

Gross profit decreased to 28.5% in 2008 from 31.9% in 2007, due to the effects of MFRS D-6.  Pursuant to the application of MFRS D-6 in 2007, the Company is required to capitalize its CFC, which include the interest expense, exchange loss and monetary position (until December 31, 2007).  In 2008, the Company’s foreign exchange loss increased 970% to Ps.714 million compared to a foreign exchange gain of Ps.82 million in 2007, which was caused by the depreciation of the Mexican peso relative to the U.S. dollar.  Likewise, interest expense increased 28% to Ps.765 million in 2008 compared to Ps.597 million in 2007.  The increase in our capitalization during 2008 ultimately caused the Company’s CFC to increase 721% to Ps.977 million compared to Ps.119 million in 2007.

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

Selling, General and Administrative Expenses

SG&A expenses increased by 32.3% to Ps.2,378 million in 2008 compared to Ps.1,798 million in 2007.  As a percentage of total revenues, SG&A expenses increased 1.6% to 12.6% in 2008 compared to 11.0% in 2007.  The increase in SG&A as a percentage of sales was primarily due to severance payments the Company made in connection with a restructuring of our personnel.  Further, the Company expanded its marketing efforts, including a nation-wide brand recognition campaign, and the addition of a marketing consultant to apply a new sales technique designed to increase the Company’s market share.

Income from Operations

In 2008, income from operations decreased by 11.3% to Ps.2,999.6 million compared to Ps.3,382.6 million in 2007.  Including the non-cash items, income from operations as a percentage of revenues was 15.9% in 2008 compared to 20.8% in 2007, as a result of the increase in SG&A explained above.

Net Comprehensive Financing Cost

Net comprehensive financing cost (comprised of interest income, interest expense, foreign exchange gains and losses, valuation effects of derivative instruments and monetary position gains and losses for 2007) increased to Ps.558 million in 2008 compared to Ps.279 million in 2007.  The increase is primarily due to the depreciation of the Mexican peso relative to the U.S. dollar, which resulted in a significant increase in the cost of servicing our foreign currency-denominated debt.  In 2008, we also incurred a non-recurring loss of Ps.314 million in connection with a foreign-exchange derivative transaction.  This foreign-exchange derivative transaction has been terminated as of December 31, 2008.  As a percentage of revenues, net CFC increased 1.3% to 3.0% in 2008 compared with 1.7% in 2007.

Net interest expense decreased to Ps.80 million in 2008 from Ps.205 million in 2007.  The decrease was primarily due to a reduction in interest expense in connection with the capitalization of CFC previously expensed on a current basis, as well as an increase of 12.2% in interest income to Ps.157 million in 2008 compared to Ps.140 million in 2007.

Foreign exchange loss increased 511% in 2008 to Ps.165 million compared to Ps.27 million in 2007.  The increase is due to the depreciation of the Mexican peso relative to the U.S. dollar, which resulted in a significant increase in the cost of servicing our foreign currency-denominated debt.

Foreign Exchange Exposure and Currency Derivatives

As of December 31, 2008, Homex’ U.S. dollar-denominated debt was mainly limited to a US$250 million bond issued in 2005, with a single principal payment at maturity in 2015.  The Company has an interest-only swap that effectively minimizes short and mid-term exchange risk in interest payments.  As of December 31, 2008 the fair value of this instrument was a favorable asset position of Ps.66 million.  See “—Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

During 2008, the Company had a net liability in foreign currency originated by its operations, short and long-term liabilities. Due to such obligations, during 2008 the Company entered into hedging derivative financial instruments that were expected to mitigate the risks associated with the exchange loss in the acquisition of foreign currencies. However, due to the devaluation of the Mexican peso, the Company decided to cancel these derivative instruments in October 2008. During 2008, the Company’s statement of income reflects a loss of Ps.404.6 million related to these instruments.

The net accumulated effect in the statement of income of the principal-only swap and the interest-only swap for the year ended December 31, 2008 was Ps.(90.6) million.

The net valuation effects of financial instruments for the years ended December 31, 2008, 2007 and 2006, were Ps.314 million, Ps.(148) million and Ps.102 million, respectively.

Income Tax Expense

Income tax expense decreased by 25.1% to Ps.712.2 million in 2008 compared to Ps.951.3 million in 2007, due principally to decreased income before taxes. The income tax effective rate increased to 31% in 2008 compared to 29% in 2007.  The increase in the income tax effective rate between 2008 and 2007 is mainly a result of a recovery of VAT taxes during 2007 for Ps.395 million that generated non-taxable income.

Net Income of controlling interest

Net income of controlling interest decreased by 29.2% to Ps.1,580.9 million in 2008 from Ps.2,233.1 million in 2007 as a result of the factors described above.

Results of Operation —Years ended December 31, 2008 and 2009 —US GAAP

As disclosed in Note 28 to the Company’s consolidated financial statements, the primary differences between the Company’s financial statements prepared under MFRS and US GAAP relate to revenue and cost recognition for construction projects, although certain smaller differences exist for other accounts.

In 2009, revenues under MFRS were 19,425 million while revenues under US GAAP were Ps.17,616 million.  In 2008, revenues under MFRS were Ps.18,850 million while revenues under US GAAP were Ps.14,885 million.  Revenues under US GAAP’s ASC 360.20 are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured. However, under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction.  Under MFRS, progress towards completion is measured in terms of comparing the actual costs incurred to the estimated total cost of a project. For a further discussion of revenue recognition policies under US GAAP, refer to Note 28 to the Company’s consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2009 were 46,631 units (41,679 in 2008) compared to 57,979 units sold under MFRS in 2009 (57,498 in 2008). The lower volume in units closed in 2009 compared to units sold is primarily attributable to both our continued growth and therefore higher proportion of construction-in-process, and our increased participation during 2009 in the construction of nearly-completed vertical building projects which take longer to build, sell and collect.  Total units closed of 46,631 in 2009 represents a 12% increase compared to total units closed in 2008 of 41,679. The increase is attributable to the continued growth in the Company’s business.  In 2008, units closed increased by 5% over 2007.  The proportion of units sold and units closed are generally consistent when evaluated by operating segment during both 2009 and 2008. As of December 31, 2009, approximately 11,348 units remain at various stages of completion under MFRS, and thus have yet to be recognized into revenue under US GAAP.

Gross profit margins were 29.2% for MFRS in 2009, compared to 28.1% for US GAAP.  Gross profit margins were 28.5% for MFRS in 2008, compared to 30.1% for US GAAP. During 2009, the primary difference between gross profit margins under MFRS and US GAAP is attributable to a lower proportion of middle-income revenues under US GAAP, as middle-income projects, which include vertical building projects, take longer to build and collect. During 2008, the primary difference between gross profit margins under MFRS and US GAAP was attributable to the differences in accounting policies with respect to the capitalization of CFC. MFRS provides for the capitalization of foreign exchange gains and losses on borrowings. However, US GAAP only provides for the capitalization of interest costs. In 2008, foreign exchange losses were capitalized into construction inventory. When the underlying projects were sold, greater amounts of CFC were recognized in cost of sales, which had the effect of reducing gross profit margins in 2008 compared to 2007 under MFRS. The capitalization of CFC in 2008 also resulted in reduced gross profit margins under MRFS as compared, to US GAAP.

As disclosed in Note 26 to the Company’s consolidated financial statements, IMFRS 14 was adopted on January 1, 2010, with retrospective application to prior accounting periods presented with its 2010 consolidated financial statements.  While differences in revenue recognition might still exist between MFRS and US GAAP upon the adoption of INIF 14, it is anticipated that the Company’s MFRS revenue recognition will more closely approximate its US GAAP revenue recognition at that time.

Selling, general and administrative expenses are not significantly impacted by the differences between MFRS and US GAAP.   Accordingly, fluctuations in US GAAP SG&A expenses during 2009 and 2008 are consistent with those described for MFRS discussed above.

CFC are different between MFRS and US GAAP for the reasons discussed above. These differences could result in periodic fluctuations in gross profit margins and CFC levels between the two accounting frameworks.

The Company’s effective tax rate is not significantly impacted by the differences between MFRS and US GAAP. The Company’s effective tax rate under MFRS was 39% in 2009 compared to 41% under US GAAP and 31% under MFRS in 2008 compared to 32% under US GAAP.

Refer to Note 28 to the Company’s consolidated financial statements for a complete reconciliation of net income between MFRS and US GAAP.

For information regarding governmental policies, see “Item 4. Information on the Company––The Mexican Housing Market.”

LIQUIDITY AND CAPITAL RESOURCES

We have experienced, and expect to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes and for land inventory purchases.

Adverse economic conditions in the U.S. mortgage banking sector are currently affecting the homebuilding industry in the U.S. Recently, these negative conditions have impacted the financial positions of a majority of U.S. homebuilders. Our domestic mortgage system, as explained herein, differs from that of the U.S. The Mexican housing market differs from the U.S. housing industry in several significant respects. The housing market in Mexico is in an early stage of development compared to the U.S. housing industry, which, according to some economists, has been subjected to heightened price speculation that has led to an excess supply of housing and a lack of liquidity stemming from earlier excessive mortgage lending activity. The Mexican housing market on the other hand is characterized by a large deficit of housing stock driven in part by a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home. Additionally, the Mexican government has implemented housing policies and created agencies designed to address the housing deficit by making funds available to a large segment of the population. As a result, in the past few years, a significant market for companies like Homex in the affordable entry-level segment has emerged. Accordingly, Homex does not believe that the housing market in Mexico is suffering from the same impairment and liquidity issues currently facing the U.S. housing industry. Moreover, while it may be reasonably possible that the impairment and liquidity issues currently facing the U.S. housing industry may deteriorate further, Homex does not have any current reason to believe these specific problems will materially affect its operations and liquidity directly.  However, no assurances can be given that impairment or liquidity issues in the United States will not affect our operations and liquidity in the future, or that impairment or liquidity issues will not arise in Mexico.

As of December 31, 2009, we had Ps.3,122.1 million of cash and cash equivalents and Ps.10,093.9 million of outstanding indebtedness for money borrowed (none of which was construction financing provided by sofoles for developments under construction), as compared to Ps.1,140.1 million of cash and cash equivalents and Ps.7,811.4 million of outstanding indebtedness as of December 31, 2008.

Although we do not commence construction of any development until the availability of mortgage financing for qualified homebuyers is determined, we do acquire land and perform licensing, permit-securing, and certain infrastructure development activities prior to receiving confirmation of the availability of mortgage financing. Historically, we have financed our development and construction activities through internally generated funds, commercial paper programs, bridge loans and long-term financing.

Our primary sources of liquidity are:

•                     cash flow from operations;

•                     financing from sellers of land and, to a lesser extent, suppliers of materials;

•                     commercial banks and other financial institutions; and

•                     down payments from homebuyers.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

The table below sets forth information regarding our outstanding debt as of December 31, 2009:

Debt Outstanding as of December 31, 2009

Homex Debt	Aggregate Lender Principal Amount		Interest Rate	Maturity
	(in thousands of pesos)
Senior Guaranteed Notes due 2019(1)	Ps.	3,232,500
Senior Guaranteed Notes due 2015(2)	3,260,925
Grupo Financiero Inbursa, S.A.
A credit line of Ps.2,078 million granted on June 26, 2008.	2,078,000		TIIE +1.50%	June 26, 2013
Banco Nacional de México S.A.
A line of credit of Ps.1,000 million granted on July 16, 2009.	888,738		TIIE +4.50%	July 16, 2013
GE Capital
A line of credit granted to Aerohomex, S.A. de C.V. to purchase an executive jet for US$2.3 million on July 29, 2005.	4,520		7.40%	July 29, 2010
Banco Itau BBA, S.A.
Seven credit lines granted by Banco Itau BBA, S.A. on May, September and October 2009 for BR$9.1 million.	68,535		6.50%	March, April, May and July 2010
Banco Fibra, S.A.
A revolving credit line granted by Banco Fibra, S.A. on July 22, 2009 for BR$1.3 million.	9,569		9.90%	July 20, 2010
Banco ABC Brasil, S.A.
Three credit lines granted by Banco ABC Brasil, S.A. on August, October and November 2009 for BR$12 million.	90,171		8.50%	February, October and November 2010
Banco HSBC, S.A.
A revolving credit line granted by Banco HSBC, S.A. on November 23, 2009 for BR$1.5 million.	11,277		3.10%	November 18,2010
Financial leases provided by Bancomer, S.A. in June 2007	221,550		TIIE +0.80%	January, 2013
Financial leases provided by Bancomer, S.A. in September 2008.	44,524		TIIE +0.80%	October, 2013
Financial leases provided by Bancomer, S.A. in December 2008.	48,565		TIIE +3.50%	January, 2014
Financial leases provided by Bancomer, S.A. in March 2009.	19,481		TIIE +3.50%	April, 2014
Financial leases provided by Banco Itau, S.A. from May through October 2009.	8,534		20.60%	May through October 2012
Financial leases provided by Banco Bradesco, S.A. in November and December 2009.	18,751		14.00%	November and December 2012
Interest payable	88,234
Total debt	Ps.	10,093,874

(1)

Issued in an aggregate principal amount of US$250 million with a coupon rate of 9.50%. We entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar and at an average weighted cost of 3.87%.

(2)

Issued in an aggregate principal amount of US$250 million with a coupon rate of 7.50%. We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.83 per U.S. dollar and at an average weighted cost of 2.92%. This swap was cancelled on July 5, 2008.

(3)	TIIE refers to the 28-day Mexican interbank rate (Tasa de Interés Interbancaria de Equilibrio), which was 4.92% as of December 31, 2009.

Our total indebtedness increased to Ps.10,093.9 million as of December 31, 2009 from Ps.7,811.4 million as of December 31, 2008, mainly as a result of working capital requirements.

As of December 31, 2009, our short-term debt was Ps.379.0 million, mainly as a result of Ps.180.4 million of various revolving credit lines and financial leases granted by financial institutions in Mexico and Brazil. Our long-term debt was Ps.9,714.9 million, which includes mainly the long-term portion of our equipment lease obligations in the amount of Ps.254.7 million, a line of credit granted by Grupo Financiero Inbursa S.A. for Ps.2,078.0 million, the Senior Guaranteed Notes due 2015 in the aggregate principal amount of Ps.3,260.9 million and the Senior Guaranteed Notes due 2019 in the aggregate principal amount of Ps.3,232.5 million.

On September 28, 2005, we issued US$250 million of Senior Guaranteed Notes due 2015 with a coupon rate of 7.50%, payable semiannually.

On December 11, 2009, we issued US$250 million of Senior Guaranteed Notes due 2019 with a coupon rate of 9.50%, payable semiannually.

As of December 31, 2009, Homex’ U.S. dollar-denominated debt was mainly limited to the Company’s Senior Guaranteed Notes due 2015 and the Company’s Senior Guaranteed Notes due 2019, both with a single principal payment at maturity. The Company has an interest-only swap that effectively minimizes short and mid-term exchange risk in interest payments on the Senior Guaranteed Notes due 2015. As of December 31, 2009, the fair value of this instrument was a favorable asset position of Ps.4.4 million.

During 2008, the Company’s short and long-term net liabilities resulted in a negative foreign exchange position.  As a result, the Company entered into hedging transactions, including foreign exchange derivative instruments designed to mitigate the risk associated with foreign currency exchange rates. As a result of 2008’s devaluation of the Mexican peso relative to the U.S. dollar, the Company decided to cancel these derivative instruments. The Company’s statement of income for the year ended December 31, 2008 reflected a loss of Ps.404,601 related to these foreign exchange derivative transactions.

The net accumulated expense in the statement of income of the interest-only swap covering the 2015 bonds and the 2019 bonds was Ps.66,451 for the year ended December 31, 2009. The net accumulated income of the principal-only swap and the interest-only swap covering the 2015 bond was Ps.(90,639) for the year ended December 31, 2008.

The net valuation effects of financial instruments for the years ended December 31, 2009, 2008 and 2007, were Ps.66,451, Ps.313,962 and Ps.(147,977), respectively.

We have not paid dividends since the inception of the Company in 1998 and we do not foresee paying dividends in the near future.

Covenants

Loan covenants require the Company and its guarantor subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to equity unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt until certain limits.

Financial covenants, derived from the Senior Guaranteed Notes due 2015, the Senior Guaranteed Notes due 2019, and the credit lines with Inbursa and Banamex require the Company to maintain:

•                     a total equity of at least Ps.11,850,000 thousand; the actual equity as of December 31, 2009 was Ps.13,222,963 thousand;

•                     a ratio of interest coverage (EBITDA) to the net financing expense of at least 3.0 to 1.0. The actual ratio as of December 31, 2009 was 4.7 to 1.0; and

•                     a ratio of leverage (liabilities with cost) to EBITDA of less than 2.50 to 1.0. The actual ratio as of December 31, 2009 was 2.3 to 1.0;

There are also restrictions applicable to additional debt based on EBITDA levels, such as EBITDA to interest expense, including payment of dividends, which should not be less than 2.25 to 1.0. The actual ratio as of December 31, 2009 was 3.9 to 1.0.

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

As of December 31, 2009 and 2008, the Company was in compliance with the financial covenants of its debt agreements.

The financial covenants of the leases from BBVA Bancomer require the Company and its subsidiaries to maintain:

•                     a liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0. The actual ratio as of December 31, 2009 was 3.3 to 1.0;

•                     a financing ratio of total liabilities to equity no greater than 1.70 to 1.0. The actual ratio as of December 31, 2009 was 1.2 to 1.0; and

•                     a relation of operational income to net comprehensive financing cost at a minimum level of 2.0 to 1.0. The actual ratio as of December 31, 2009 was 2.8 to 1.0.

As of December 31, 2009 and 2008, the Company was in compliance with these financial covenants.

The Company will utilize cash from operations and new debt financings to finance working capital needs throughout 2010. In 2010, the Company intends to follow a conservative strategy to improve cash generation and maintain a stable debt level while minimizing land investments and capital expenditures.

TREND INFORMATION

The current recession and economic slowdown in the U.S. and global markets is affecting the global economy and causing uncertainty in the Mexican economy that could negatively affect performance of the housing market. The recession and rising unemployment may result in softer demand for housing in Mexico, which could have a negative impact on sales and revenue. In addition, our profitability may be negatively affected by the liquidity restraints facing sofoles, sofomes and other sources of mortgage financing, as well as delays in disbursements from these agencies similar to the delays that occurred during 2009. At the same time, as a result of the current recession, commercial banks, sofoles and sofomes have implemented tighter origination criteria and restricted commercial credit lending affecting our suppliers. This could also affect the Company’s profitability to the extent that the Company is unable to cut costs to compensate for softer demand and less credit from suppliers. Accordingly, we may need to adjust our business and financial models to account for the foregoing factors, which may have a negative effect on our revenues.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as of December 31, 2009.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2009:

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(in thousands of pesos)
Long-term debt obligations	Ps.	9,644,235	Ps.	184,072	Ps.		Ps.	2,966,738	Ps.	6,493,425
Capital (finance) leases	361,405		106,726		251,568		3,111
Total debt	10,005,640		290,798		251,568		2,969,849		6,493,425
Estimated interest (1)	4,547,456		806,363		1,561,383		1,320,966		858,744
Operating leases obligations (2)	148,769		49,232		99,254		283		—
Land suppliers	1,412,885		1,338,226		74,659		—		—
Total	Ps.	16,114,750	Ps.	2,484,619	Ps.	1,986,864	Ps.	4,291,098	Ps.	7,352,169

(1)	In estimating interest expense we used the applicable rate (see debt table in “Liquidity and Capital Resources”) as of December 31, 2009.

(2)	Operating leases are calculated in the nominal bases or future cash flows at the rate as of December 31, 2009.

Contractual obligations increased by 18% from Ps.13,637,089 as of December 31, 2008 to Ps.16,114,750 as of December 31, 2009. This change was mainly due to working capital requirements.

New Accounting Pronouncements

Mexican Financial Reporting Standards (MFRS)

The most relevant standards that came into force in 2009 are described below:

MFRS B-7, Business Acquisitions

This MFRS substitutes Bulletin B-7 Business Acquisitions and was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de la Información Financiera, A.C. (the Mexican Financial Information Standards Research Development Board or “CINIF”) to replace Mexican accounting Bulletin B-7 Business Acquisitions. This standard establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date.

According to this statement, purchase and restructuring expenses resulting from the acquisition process should not be part of the consideration, because these expenses are not an amount being shared by the business acquired.

In addition, MFRS B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date.

MFRS B-7 is effective for future acquisitions and did not have any effect on the Company’s consolidated financial statements.

MFRS B-8, Consolidated or Combined Financial Statements

On December 2008, the CINIF issued MFRS B-8 Consolidated or Combined Financial Statements which replaces Mexican Bulletin B-8 Consolidated Financial Statements and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements.

The main changes of this MFRS are as follows: (a) this rule defines “Specific-Purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (c) sets new terms for “controlling interest” instead of “majority interest,” and “non-controlling interest” instead of “minority interest.”

The adoption of this MFRS did not have any effect on the Company’s consolidated financial statements.

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 was issued by CINIF on December 2008 and describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within Bulletin B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through the equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence.

In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

The adoption of this MFRS required the Company to consider the associate in Egypt as other permanent investment effective January 1, 2009, and no longer as an associate, and therefore to stop recognizing the equity method over this company.

MFRS C-8, Intangible Assets

This rule substitutes Bulletin C-8 Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; meaning that such asset could be sold, transferred, or used by the entity. In addition, intangible assets arise from legal or contractual rights, whether those rights are transferable or separable from the entity.

On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements.

This amount should be presented as an accounting change in consolidated financial statements.

The adoption of this MFRS did not have any effect on the Company’s consolidated financial statements.

MFRS D-8, Share-Based Payments

MFRS D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According to MFRS D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering MFRS D-8 parameters.

The adoption of this MFRS did not have a material effect on the Company’s consolidated financial statements.

IMFRS 18, Effects on Recognition from the 2010 Tax Reform Bill in Income Taxes

On December 15, 2009, the CINIF published Interpretation 18 of Mexican Financial Reporting Standards (IMFRS) to provide guidance regarding the 2010 Tax Reform Bill and the corresponding accounting recognition that should be completed in the companies’ financial statements.

This IMFRS establishes certain parameters for the recognition of changes in connection with the new tax reform, mainly as they concern income tax rate changes, changes to the consolidation regime (fundamentally related to tax losses), losses on stock transfers, special consolidation terms, distributed dividends not from Net Tax Profit Account (CUFIN), consolidation tax benefits and differences involving CUFIN. For more information regarding the effects of the application of IMFRS 18, see Note 23 to our audited consolidated financial statements.

The most relevant standards that came into force in 2008 are described below:

MFRS B-2, Statement of Cash Flows

In November 2007, MFRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position is substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period were not eliminated.

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

The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for 2007 include the statement of changes in financial position, as previously established by Mexican accounting Bulletin B-12.

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

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the retained earnings.

The effect of the adoption of this standard on the Company’s 2008 financial statements is the Company’s ceasing to recognize the effects of inflation on its financial information; therefore no monetary result was determined. The accumulated monetary position as of December 31, 2007 that was Ps.346,641 thousand was reclassified to the retained earnings.

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

MFRS D-3, Employee Benefits

MFRS D-3, Employee Benefits replaces the previous MFRS accounting Bulletin D-3, Labor Obligations. The most significant changes contained in MFRS D-3 are as follows:

i) shorter periods for the amortization of unamortized items such as transition obligations, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue. As further disclosed in Note 13, during 2008 the Company prospectively changed the amortization periods for its transition liability from those of 10-22 year periods in prior years, to a four year period starting in 2008, resulting in Ps.5,559 thousand in additional labor costs being recognized in its 2008 statement of income as compared to prior periods;

ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item. As further disclosed in Note 13, upon the adoption of MFRS D-3 the Company reversed its intangible asset of Ps.30,092 thousand and additional liability of Ps.34,189 thousand resulting in a credit to shareholders equity of Ps.4,097 thousand in 2008;

iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under MFRS D-4. The Company recorded a deferred profit sharing asset of

Ps.29,667 thousand upon adoption of MFRS D-3. That asset has been adjusted to a value of Ps.26,606 thousand as of December 31, 2008. As of December 31, 2009 there was no deferred profit sharing.

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

iii)    asset taxes are required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and

iv)   the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in equity not yet taken to income.

The application of this standard is prospective in nature; therefore the comparative financial statements from prior years were not modified. The adoption of this MFRS did not have any effect on the Company’s consolidated financial statements.

The most relevant standard that came into force in 2007 is described below:

MFRS D-6, Capitalization of the Comprehensive Financing Cost

MFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which had been optional, under Mexican accounting Bulletin C-6, Property, Plant and Equipment.

Capitalized CFC is defined as the amount attributable to qualifying assets that could have been avoided if its acquisition had not taken place, which in the case of Mexican peso denominated financing, includes its interest and the net monetary position, and in the case of foreign currency denominated financing, also includes any exchange gains or losses. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged period of time to carry out the activities to get them ready for their intended use, that are to be sold or leased, that require a prolonged period to be acquired or readied for its sale or lease including inventories that require a period of time to take possession or to get them in conditions for their sale. The capitalization of the comprehensive result of financing starts and continues while investments for its acquisition are being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

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

The application of MFRS D-6 for the years ended December 31, 2009, 2008 and 2007 represented a decrease in CFC of Ps.563,154 thousand, Ps.1,250,080 thousand and Ps.179,304 thousand, respectively, although Ps.670,127 thousand (of which Ps.419,338 thousand is related to the current year CFC and Ps.250,789 thousand is related to prior years) in 2009, Ps.976,707 thousand (of which Ps.931,682 thousand is related to the current year CFC and Ps.45,025 thousand is related to prior years) in 2008 and Ps.119,286 thousand in 2007 were ultimately charged to cost of sales as the underlying projects were sold.

The most relevant standards that will come into force in 2010 and 2011 are described below:

Effective in 2010

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

Due to the application of this Interpretation, effective January 1, 2010, the Company will stop recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company will begin to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” in which revenues, costs and expenses should be recognized, when all of the following conditions are fulfilled:

•      the entity has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property  or the assets ownership;

•      the entity does not keep for itself  any continue participation on the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

•      the revenues amount can be estimated reliably;

•      it is probable that the entity receives the economic benefits associated with the transaction; and

•      the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

This Interpretation will be adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with its 2010 consolidated financial statements. We estimate that the application of IMFRS 14 to the consolidated financial statements would have had the following effects with respect to the year ended December 31, 2009:

•      sales would have decreased 11.1% from Ps. 19,425.2 million to Ps. 17,277.7million;

•      operating income would have decreased 17.4% from Ps. 3,170.0 million to Ps. 2,618.3 million;

•      net income would have decreased 20.9% from Ps. 1,829.9 million to Ps. 1,446.9 million; and

•      total equity would have decreased 15.8% from Ps. 12,988.0 million to Ps. 10,935.7 million.

In addition, the application of IMFRS 14 to the consolidated financial statements would have had the following effects as of December 31, 2009: (i) a decrease in accounts receivable for the developments in progress, (ii) an increase in inventories consisting of housing under construction, (iii) a decrease in deferred income taxes for net income attributable to housing not yet titled, (iv) an increase in prepaid expenses and other current assets for the sales commissions paid in advance and (v) a decrease in equity as indicated above.

MFRS C-1, Cash and cash equivalents

This MFRS replaces MFRS C-1, Cash and describes general rules for the valuation, presentation and disclosure of cash and cash equivalents items that are included in a Company’s balance sheet.

The main changes of this MFRS are as follows: (a) set a new name for this MFRS, from Cash to Cash and Cash Equivalents; (b) addresses the restricted cash presentation in the financial statements; and, (c) set and defines new terms like: temporary investments, acquisition costs, cash equivalents, restricted cash, net realizable value, nominal value, and fair value.

Effective in 2011 and 2012

MFRS B-5, Reporting Financial Information by Segment

This MFRS replaces MFRS B-5, Reporting Financial Information by Segment and establishes the criteria to identify the entity’s segments to disclose as well as the disclosures about those segments. In addition, establishes disclosure requirements of certain of the Entity’s information.

The main changes of this MFRS are as follows: (a) MFRS B-5 includes a managerial approach, while previous MFRS B-5, although it referred to managerial approach, required that the information to disclose were referred to identified segments based on the products or services, geographical areas and customers homogenous groups, also requiring that information would be segregated in primary and secondary information; (b) new MFRS does not require that business areas are subject to different risks amongst them, in order to qualify as operative segments, while previous MFRS B-5 did; (c) in accordance with new MFRS B-5, business areas in development stage could be catalogued as operative segment, while previous MFRS B-5 required operative segments to generate revenues; (d) MFRS B-5 requires to disclose by segments income interest and interest expense, as well as other comprehensive financial cost items, while previous MFRS B-5 did not require this information; and (e) MFRS B-5 requires to disclose the amounts of liabilities that are included in the usual information of an operative segment that the Company normally uses to make decisions, while previous MFRS B-5 did not require this and let management the option to do so or not.

International Financial Reporting Standards (IFRS)

On January 27, 2009 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV) established through the Federation Official Gazette the requirements for the listed companies to prepare and reveal their financial information under IFRS beginning the year 2012. Likewise it was specified that early adoption for the years 2008, 2009, 2010 and 2011 is allowed.

U.S. GAAP

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or “ASC” for short, on January 15, 2008 and it became effective in the summer of 2009.  At that time all previous US GAAP reference sources became obsolete.  The ASC organizes thousands of U.S. GAAP pronouncements under approximately 90 accounting topic areas.  The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the SEC. Below are references to various ASC’s, and their former US GAAP references.

The most relevant US GAAP standards that came into force in each of the three years ended December 31, 2009 are described below:

In 2009:

ASC 810.10 (formerly FAS 160)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — an amendment of ARB No. 51” (“FAS 160”). FAS 160 was codified as a component of ASC 810.10. ASC 810.10 requires non-controlling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity.

This new guidance is effective for fiscal years beginning after December 15, 2008. The Company’s US GAAP financial information included in Note 28 has been retrospectively adjusted for all periods to reflect the adoption of ASC 810.10.

ASC 805.10 (formerly FAS 141 (R))

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“FAS 141 (R)”). FAS 141 (R) was a revision of FAS 141 and was codified as a component of ASC 805.10. This new guidance requires that costs incurred to effect the acquisition (i.e., acquisition-related cost) be recognized separately from the acquisition. In addition, restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. This new guidance requires the acquirer to recognize those costs separately from the business combination. This new guidance is effective for the Company in 2009, and did not have any impact on the Company’s consolidated financial statements, primarily as no acquisitions occurred during the year.

ASC 815.10 (formerly FAS 161)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 was codified as a component of ASC 815.10. This new guidance requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This new guidance increases year end disclosures but did not have an impact on the Company’s consolidated financial position and results of operations.

ASC 350.10 (formerly FSP FAS 142-3)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 was codified as a component of ASC 350. This new guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. This pronouncement did not have any impact on the Company’s financial position and results of operation.

ASC 323.10 (formerly EITF 08-6)

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 was codified as a component of ASC 323.10. This new guidance provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairments. This new guidance is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years beginning on or after December 15, 2008.   During the years ended December 31, 2009, the Company’s equity method investments did not represent a significant component of its operations. Accordingly, the adoption of this EITF did not have a significant impact on its consolidated financial statements.

ASC 350.30 (formerly EITF 08-7)

In November 2008, the EITF reached a consensus on EITF 08-7 “Accounting for Defensive Intangible Assets”. EITF 08-7 was codified as a component of ASC 350.30. This new guidance provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that fair value of the defensive intangible asset diminishes. This new guidance is effective on a prospective basis for transactions occurring in fiscal years beginning on or after December 15, 2008. This new guidance did not have any impact on the Company’s consolidated financial position and results of operations.

ASC 855 (formerly FAS 165)

In May 2009, the FASB issued ASC 855, “Subsequent Events”. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009.

In 2008:

ASC 820.10 (formerly FAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 was codified as a component of ASC 820.10. This guidance defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures.

The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 and it is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. When adopted in 2008, this guidance did not have an impact on the Company’s consolidated financial position and results of operations at adoption.

ASC 820.10 (formerly FSP 157-3)

In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Assets When the Market of that Asset is not Active” (FSP 157-3). FSP 157-3 was codified as a component of ASC 820.10. This new guidance provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. This new guidance was effective immediately and did not have a material impact on financial position or results of operations of the Company.

ASC 825.10 (formerly FAS 159)

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “Statement” or “Statement 159”). FAS 159 was codified as a component of ASC 825.10. This guidance allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”, or “FVO”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings).

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

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company). The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of ASC 825.10 in 2008 had no impact on the Company’s financial position, results of operations or cash flows at adoption.

In 2007:

ASC 740.10 Income taxes (formerly FIN 48)

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007.  FIN 48 was codified as a component of ASC 740.10. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740.20 Income taxes, (formerly FAS 109). The adoption of FIN 48 in 2007 did not have an impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

The most relevant US GAAP standards that have yet to come into force are described below.   The Company is currently in the process of evaluating the impact that these new pronouncements will have on its consolidated financial statements.

ASC 715.20 (formerly FSP FAS 132(R)-1)

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers´ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 was codified as a component of ASC 715. This new guidance amends previous US GAAP in that this guidance replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also clarifies that defined benefits pension or other postretirement plan assets not subject to certain disclosure requirements. This new guidance is effective for fiscal years ending after December 2009.

ASC 860.10 (formerly FAS 166)

FASB Statement No. 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“FAS 166”) was codified as a component of ASC 860.  ASC 860 provides for removal of the concept of a qualifying special-purpose entity and removes the exception from applying variable interest entity accounting, to qualifying special-purpose entities. It also clarifies that one objective of US GAAP is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. ASC 860 modifies the financial-components approach used in US GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. ASC 860 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.

ASC 860 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by ASC 860. This new guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This guidance must be applied to transfers occurring on or after the effective date.

ASC 810.10 (formerly FAS 167 )

FAS 167 was codified as a component of ASC 810. The FASB’s objective in issuing this new guidance was to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of ASC 810 (formerly FIN 46R “Consolidation of Variable Interest Entities”(“FIN 46R”)), as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures  under previous guidance do not always provide timely and useful information about an enterprise’s involvement in a variable interest. The new guidance shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company has not yet quantified the impact (if any) that this new standard will have on its consolidated financial statements.

ASC 505 — ASU 2010-01

In January 2010, the FASB issued ASU 2010-01, “Accounting for Distributions to Shareholders with Components of Stock and Cash.” The ASU clarifies when the stock portion of a distribution allows shareholders to elect to receive cash or stock, with a potential limitation on the total amount of cash which all shareholders could elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively.

ITEM 6.       Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

Our board of directors currently consists of nine members and is responsible for managing our business. Each director is elected for a term of one year or until a successor has been appointed. Our board of directors meets quarterly. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent, as such term is defined by the Mexican Securities Market Law. As required by New York Stock Exchange regulations, a majority of the members of our board of directors are independent.

As of the date of this annual report, the members of our board of directors are as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
José Ignacio de Nicolás Gutiérrez	1964	Director
Luis Alberto Harvey MacKissack	1960	Director
Z. Jamie Behar	1957	Director
Wilfrido Castillo Sánchez-Mejorada	1941	Director
Edward Lowenthal	1944	Director
Rafael Matute Labrador	1960	Director
Dennis G. Lopez	1954	Director

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of the board of directors. Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of the Mexican Chamber of Industrial Housing Promoters and Development, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de Vivienda) and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets. Mr. de Nicolás received a B.S. in Business from Universidad Panamericana in Mexico City.

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

José Ignacio de Nicolás Gutiérrez is the Minister of Economic Development for the State Government of Sinaloa, was founder and Chairman of the Board of Directors from 1997 to 2007 of Hipotecaria Crédito y Casa, S.A. de C.V., Mr. de Nicolás also cofounded Homex and served as CEO from 1989 to 1997. Mr. de Nicolás is a member of the regional advisory board of Nacional Financiera (NAFIN), a Mexican government-owned development bank. He has recently been appointed member of the Board of Directors of Afore Coppel, a retirement fund administrator. In addition, Mr. de Nicolás founded and was chairman of a non-profit organization for social assistance in the state of Sinaloa from 2002 to 2005, and serves as national advisor of the Mexican Philanthropic Institute. Mr. de Nicolás received a B.S. in Finance and Administration from Universidad Panamericana, in Mexico City.

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

Z. Jamie Behar is Managing Director, Real Estate & Alternative Investments, for Promark Global Investors, Inc. (Prormark, formerly Asset Management Corp.). She manages Promark clients’ real estate investment portfolios, including private market and publicly-traded securities investments, as well as their alternative investment portfolios, totaling $8.0 billion. Ms. Behar is a member of the board of directors of Sunstone Hotel Investors, Inc., a publicly listed hotel company operating in the United States, the Pension Real Estate Association (PREA), and serves on the advisory boards of several domestic and international private real estate investment entities.

Wilfrido Castillo Sánchez-Mejorada is CFO of Qualitas Cía. de Seguros, S.A.B de C.V., or Qualitas, a Mexican insurance company. Previously he served as CEO of Castillo Miranda, Contadores Públicos, a public accounting firm, and he has held senior positions in several brokerage firms. Mr. Castillo is a member of the board of directors of Quálitas Compañía de Seguros, S.A.B. de C.V , Unión de Esfuerzo para el Campo, A.C. and Grupo Financiero Aserta, S.A. de C.V.

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

Rafael Matute Labrador is Executive Vice-President and Chief Financial Officer of Wal-Mart de Mexico. He has been a member of the Board of Directors and the Executive Committee of the Board of Directors for Wal-Mart de Mexico, S.A.B. de C.V. since 1998. In addition, Mr. Labrador is a member of the Board of Directors for Banco Wal-Mart de Mexico. He has also been member of Consultative Boards for Nacional Financiera (NAFIN), Banorte y Banco Nacional de México (Banamex/Citibank). He has an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Barcelona, Spain. He has attended upper management courses at IMD in Lausanne, Switzerland and at the University of Chicago Booth School of Business (GSB).

Dennis G. Lopez is Chief Investment Officer for AXA Real Estate, the leading Real Estate Investment Manager in Europe with €39.5 billion of property assets under management. Mr. Lopez is responsible for all of AXA Real Estate’s Fund Management activities, overseeing a team of 95 fund management professionals. The funds comprise a broad range of real estate investment strategies including: opportunistic, value added, core-plus, core, development properties, listed funds, regulated funds and separate accounts.  Mr. Lopez became a board member effective April 30, 2010. Mr. Lopez received a MBA from University of California Los Angeles (UCLA). He also received a B.S. in Business from California State University Long Beach.

Until April 30, 2010, Mathew M. Zell was a member of our board of directors.  However, Mr. Zell declined to stand for reelection to the board and effective April 30, 2010, he is no longer a board member.

Secretary

The secretary of the board of directors is Jaime Cortés Rocha, who is not a member of the board of directors.

Audit Committee

Our Audit Committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Edward Lowenthal and Z. Jamie Behar. Effective April 30, 2010, Mr. Matthew Zell is no longer a member of our audit committee. Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the Audit Committee satisfies the financial literacy requirements of the New York Stock Exchange. Our statutory auditor may attend Audit Committee meetings, although he does not have the right to vote. Among other duties and responsibilities, the committee issues opinions to the board of directors regarding related party transactions; where if it deems appropriate, it recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers; reviews the critical accounting policies adopted by us and advises the board of directors on changes to such policies; assists the board of directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the board of directors. The committee is also responsible for the appointment, retention, and oversight of the external auditing firm.

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

Corporate Governance and Compensation Committee

Our Corporate Governance and Compensation Committee consists of Luis Alberto Harvey Mackissack and Edward Lowenthal. Among other duties and responsibilities, the committee identifies individuals qualified to become Board Members and makes recommendations to the board of directors and shareholders regarding director nominees; develops and recommends to the board of directors a set of corporate governance principles applicable to the company; and oversees the evaluation of the Board and management. The committee also reviews and approves corporate goals and objectives relevant to CEO compensation; evaluates the CEO’s performance in light of those goals and objectives; determines and approves the CEO’s compensation level based on this evaluation; and makes recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

Risk Management Committee

Our Risk Management Committee consists of Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Edward Lowenthal, Luis Alberto Harvey MacKissack, Rafael Matute Labrador, and Wilfrido Castillo Sánchez-Mejorada. The committee reviews and approves the Company’s activities related to entering into hedging instruments. The committee also identifies and assesses other business risks associated with the Company’s operations.

Disclosure Committee

Our disclosure committee as approved by the board of directors is comprised of the Company’s top executives. This committee is chaired by the Investor Relations Officer and is comprised of the Chief Executive Officer, the Chief Financial Officer, the Manager of Financial Reporting, and the Administrative and Accounting Officer and the General Counsel. Among other duties and responsibilities, the committee establishes the criteria to identify relevant information and reviews before publishing all documents that are to be presented to the general public as well as to market analysts.

Ethics Committee

Our ethics committee, as approved by the board of directors is comprised of the Company’s top executives. This committee is comprised of the Chief Executive Officer, the Executive Director of Human Resources and Corporate Responsibility, the General Counsel, the Executive Director of Internal Control and an external counsel. Among other functions, the committee acts to ensure that the Company complies with its code of ethics and determines the sanctions if certain actions are considered to be not in compliance therewith. The Committee also receives and processes complaints from the Company’s personnel.

Senior Management

As of the date of this annual report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Carlos Moctezuma Velasco	1965	Chief Financial Officer
Ramón Lafarga Bátiz	1960	Administrative and Accounting Officer
Mónica Lafaire Cruz	1964	Vice President of Human Resources and Social Responsibility
Rubén Izábal González	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Mexico Division
Daniel Leal Díaz-Conti	1952	Vice President—Sales and Marketing
Alberto Urquiza Quiroz	1962	Vice President—International Division
Fernando Ventura Peña	1969	Vice President—Tourism Division

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of the board of directors. Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of the Mexican Chamber of Industrial Housing Promoters and Development, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de Vivienda) and as a member of the regional advisory board of financial institutions such as BBVA Bancomer and HSBC (formerly BITAL). Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets. Mr. de Nicolás received a B.S. in Business from Universidad Panamericana in Mexico City.

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

Carlos Moctezuma Velasco is Homex´s Chief Financial Officer. Mr. Moctezuma had served as Investor Relations Officer since April, 2004. Mr. Moctezuma was appointed Director of Strategic Planning for the Company in December of 2007. Prior to joining Homex, Mr. Moctezuma served as Senior Manager of Finance and Investor Relations Officer in Grupo Iusacell, S.A. de C.V., a publicly traded Mexican wireless telecommunications company that was formerly a subsidiary of Verizon Communications.  From 1993 to 1999, Mr. Moctezuma held various finance-related positions in Tubos de Acero de Mexico, S.A., including Manager of Investor Relations.  Mr. Moctezuma is former President and co-founder of the Mexican Investor Relations Association (AMERI), having held various positions there from 2002 through 2008.

Ramón Lafarga Bátiz has been the Administrative and Accounting Officer of Homex since June 2007. Prior to this position, Mr. Lafarga served as Administrative Vice President from 1993 to 2006. His prior experience includes serving as CEO and partner in Lafarga Bátiz, Contadores Públicos, a public accounting firm, and partner and CEO of a private company specializing in computer equipment.

Mónica Lafaire Cruz is the Vice President of Human Development and Social Responsibility and President of Homex Foundation. Mónica Lafaire has served as director of Homex’s regional offices and manager of the trust Homex—Nafin.  She was also responsible for implementing the supply chain program with NAFIN. Besides her work at Homex, she taught finance, philosophy and management at the Universidad Panamericana.  Mónica Lafaire has a degree in business administration from La Salle University.

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

Alberto Menchaca Valenzuela has served as Vice President—Mexico Division since January 2010. Prior to becoming Vice President—Mexico Division, Mr. Menchaca served as Vice President—Affordable Entry-Level division and as Chief Operations Officer from 2007 to 2009, as Vice President—Operations from 2000 to 2006 and as finance manager from 1996 to 2000. His prior experience includes work at Banco Mexicano, InverMexico and Banca Confia. Mr. Menchaca earned an undergraduate degree in agricultural engineering from Universidad Autónoma Agraria Antonio Narro in Saltillo, Coahuila.

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

Fernando Ventura Peña serves as Vice President––Tourism Division.  Mr. Ventura has served as Tourism Division Project Director since October 2008.  Prior to joining Homex, Mr. Ventura served as Director and Project Manager of architecture and interior design in prestigious architectural firms, such as Grupo GIA, Grupo MAC, Grupo Architech, Grupo Acción, ALESI Arquitectos and Gosselin Ingenieros Arquitectos Consultores, among others. Mr. Ventura has a degree in Engineering and Architecture from Instituto Politécnico Nacional.

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

For 2009, the aggregate amount of compensation net of taxes paid to all directors, alternate directors and committee members was approximately US$510,482, which includes US$58,493 of variable compensation for directors paid during the second quarter of 2009.

For 2009, no compensation was paid to executive officers through the Long Term Executives Stock Option Plan.

We offer a bonus plan to our directors and senior management that is based on individual performance and our results of operations. This variable compensation can range from 30% to 50% of annual base compensation, depending on the employee’s level.

Since late 2007, we offer a stock option plan as an incentive to key executives of the Company. The shares for the stock option plan for executives (999,200 shares) were repurchased by the Company, through a trust especially created for this purpose. In 2007, 978,298 stock options were granted to the key executives at an exercise price of greater than the market value at the grant date of Ps.98.08. During 2008, a total of 29,929 options were exercised, and 335,853 options were cancelled upon departure of the related employees. In addition, during 2009 the Company increased the stock option plan by approving the issuance of 73,232 additional stock options and granted 321,549 options at an exercise price of 43.54 Mexican pesos. None of our executives own more than 1% of stock.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expired after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company. Given the condition of the equity markets in 2008 and 2009, the Company’s Compensation Committee authorized the modification of the terms of the awards. Specifically, the duration of the program for options that were granted up to December 31, 2008 was extended whereby the exercise of awards if not made in the previously specified period, could be exercised on year following but not later than December 31, 2010.

On October 27, 2009, certain modifications to the plan were made, as a result, the plan changed from a cash settled award to an equity settlement award.

The average fair value of all the stock options granted was Ps.15.63, Ps.6.02 and Ps.18.42 Mexican pesos per stock option, as of December 31, 2009, 2008 and 2007, respectively.

Compensation cost related to vested stock option awards was Ps.10,638 thousand at December 31, 2009. Total compensation cost related to vested stock option awards not yet recognized was Ps.3,687 thousand and Ps.18,019 thousand at December 31, 2008 and 2007, respectively.

EMPLOYEES

As of December 31, 2009 we had a total of approximately 12,295 employees, of whom 11,854 were employed in Mexico, 19 were employed in India and 422 in Brazil. Our total employees for the years ended 2008 and 2007 were 17,280 and 15,127, respectively. For the year ended December 31, 2008, we had 29 employees in India. Of our total employees as of December 31, 2009, approximately 42% were white-collar and 58% were blue-collar.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report. The table includes only those individuals who hold more than one percent of the outstanding shares of our capital stock.

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez	36,640,369	10.91%
Gerardo de Nicolás Gutiérrez	34,808,351	10.36%
José Ignacio de Nicolás Gutiérrez	8,363,326	2.49%
Julián de Nicolás Gutiérrez	27,480,277	8.18%

ITEM 7.       Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2009, there were 335,681,683 common shares issued and outstanding, with 169,680,498 shares held in the United States in the form of American Depositary Shares by six record holders. The remaining shares were held through Mexican custodians. Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

On July 26, 2007, Equity International Properties, Ltd., a shareholder of the Company, sold approximately 8.6 million common shares through the Mexican Stock Exchange. These shares represented 20% of its ownership in the Company. The public float of the Company was increased to 56.61% of the total equity of Homex.

On November 8, 2007, the main shareholders of Homex, led by Mr. Eustaquio de Nicolás Gutierrez, chairman of the board of directors of Homex, acquired 6.7 million common shares of Homex from EIP Investment Holdings L.L.C., an indirect subsidiary of EIP, in a private transaction.

On February 5, 2008, the de Nicolás family acquired 17,142,857 common shares of Homex from EIP in a private transaction. On April 25, 2008, pursuant to the investment policies of EIP’s investment fund, EIP sold approximately 11 million common shares of Homex in a private transaction. As of March 31, 2009, EIP had an ownership equivalent to 0.97% of the Company’s common shares. See “Item 4.  Information on the Company—Business Overview—Our Relationship with Equity International Properties, Ltd.”

The de Nicolás family now holds 35.1% of Homex’s capital. The public float remains below 64.9%.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of June 29, 2010. The Company’s major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of June 29, 2010
Identity of Shareholder	Number of Shares	% of Share Capital
de Nicolás family(1)	117,777,176	35.1%
Total(2)	335,869,550	100.0%

(1)

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

(2)	Includes public shareholders that in the aggregate hold 64.9% of our share capital.

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

The Company was a party to an administrative service agreement with two entities whose principal owners are officers of the Company (Serviasesorías and Administradores de la Empresa en Equipo), for which PICSA paid a 5% fee based on total expenses. The amounts paid under this agreement totaled Ps. 55,389 thousand in 2007. No amounts were paid in 2009 and 2008. As of April 1, 2007, these companies entered in a liquidation process and the employees were transferred to subsidiaries of the Company.

Financing to Related Parties

No related party transactions were reported in 2009 and 2008.

Land Purchases from Related Parties

No related party transactions were reported in 2009 and 2008.

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

In July 2007, the Company entered into a Quota holders’ Agreement with Empreendimentos Imobiliarios Limitada (“E.O.M”), pursuant to which the Company agreed to contribute 67% and E.O.M. agreed to contribute 33% of the projected 4.0 million Brazilian Reals capital stock of Homex Brasil Incorporacoes and Construcoes Imobiliarios Limitada. Following disagreements with E.O.M., the Company exercised its right to withdraw from the Quota holders’ Agreement.

In November 2008, the Company reached an agreement (“Brazilian settlement”) to end the Quota holders’ Agreement entered into with E.O.M. in July 2007, and terminate all litigation that had been taking place in the previous months. The settlement of the dispute included the purchase of the 33% interest of Khafif family’s in Homex Brasil, through E.O.M., for BR$8,352,941, equivalent to approximately Ps.48,536 thousand, of which BR$5.2 million (Ps.25,030 thousand) has been paid as of December 31, 2009 (Ps.11,730 thousand was paid as of December 31, 2008). The remaining balance will be paid in two equal payments in the months of April and October of 2010. The Company has treated the step acquisition of this non-controlling interest as a transaction between entities under common control, as is appropriate under MFRS. Because E.O.M. had negligible identifiable tangible or intangible assets as of the date of the transaction, the Company has recognized the entire amount of this transaction as a settlement expense (other expense) in the statement of income for 2008 (See Note 21 to the consolidated financial statements).

The Company now operates in Brazil through its 100%-owned subsidiary.

ITEM 9.       The Offer and Listing.

Our common shares have been traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) since June 29, 2004. The ADSs, each representing six common shares, have been trading on the New York Stock Exchange since June 29, 2004. On December 31, 2009, there were 335,681,683 outstanding common shares (of which 169,680,498 were represented by 28,280,083 ADSs held by six holders of record in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices of our common shares and ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps.per share)		(U.S. $ per ADS) (one ADS= six common shares)
2005
1st Quarter	62.66	43.54	33.62	22.89
2nd Quarter	49.20	39.86	27.60	21.70
3rd Quarter	56.34	48.68	31.97	26.98
4th Quarter	58.77	49.18	32.80	27.21

2006
1st Quarter	66.85	54.80	38.21	30.68
2nd Quarter	71.26	51.90	38.98	27.11
3rd Quarter	70.97	56.37	39.45	30.85
4th Quarter	108.16	68.23	59.90	36.97

2007
1st Quarter	117.20	93.71	64.14	50.03
2nd Quarter	115.35	104.62	63.16	57.13
3rd Quarter	112.02	89.89	62.37	49.59
4th Quarter	105.18	82.47	57.90	44.97

2008
1st Quarter	112.90	84.11	62.80	45.99
2nd Quarter	120.10	100.49	69.85	58.58
3rd Quarter	103.04	74.92	60.84	41.41
4th Quarter	77.60	27.17	42.51	12.05

2009
1st Quarter	56.78	26.06	25.55	10.05
2nd Quarter	65.83	33.58	29.21	14.54
3rd Quarter	89.75	60.23	40.39	26.69
4th Quarter	95.59	69.29	43.81	31.65

2010
January	77.51	66.82	36.63	30.65
February	67.55	56.88	31.43	26.82
March	59.36	54.13	27.94	26.08
April	64.70	58.58	31.83	28.77
May	60.66	53.35	29.75	24.50
June	57.49	54.37	26.86	25.31

On June 29, 2010  , the last reported sale price of the common shares on the Mexican Stock Exchange was Ps.54.85 per common share and the last reported sale price of the ADSs on the New York Stock Exchange was US$25.63 per ADS.

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

Market Regulation and Registration Standards

In 1925, the Mexican Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946 the CNBV was established to regulate stock market activity. In 1995, these two entities were merged to form the CNBV. The Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations (sociedades anónimas). The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the CNBV by resolution of its board of governors. In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through a board of governors composed of 13 members.

Effective June 28, 2006, the Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to bring corporate governance practices in line with international standards. Such protections and corporate governance practices have been incorporated to our bylaws. See “Item 3. Key Information—Risk Factors — Risk Factors Related to Mexico — Minority shareholders have different rights against us, our directors, or our controlling shareholders in Mexico.”

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

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants. The general regulations, which repealed several previously enacted CNBV regulations (circulares), now provide a single set of rules governing issuers and issuer activity, among other things. The CNBV general regulations were amended to conform to the Mexican Securities Market Law by resolution of the CNBV published on September 6, 2004, September 22, 2006, and were updated on September 19, 2008, January 27, July 22 and December 29, 2009.

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

Pursuant to the Mexican Securities Market Law:

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

The Mexican Securities Market Law requires any acquirer of more than 30% of an issuer’s outstanding share capital to make a public tender offer.

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

In addition, the Mexican Securities Market Law requires shareholders holding 10% or more of a listed issuer’s share capital to notify the CNBV of any share transfer.

Pursuant to the January 27, 2009 CNBV regulations update, the Company must notify the CNBV by June 30 of each year the individual shareholdings by directors and executive officers of 1% or more of the Company’s share capital, or any other shareholdings of more than 5% of said capital.

Mexican Securities Market Law

The Mexican legislature issued an amended Mexican Securities Market Law effective June 28, 2006. The amendments provide, among other things, that:

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

The Mexican Securities Market Law permits issuers to include anti-takeover defenses in their bylaws and provides for specified minority rights and protections, among other things.

The Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly-held shares, unless approved by the CNBV.

ITEM 10.       Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our shareholders in accordance with the Mexican Securities Market Law and regulations, and (2) the Mexican Companies Law. This description does not purport to be complete and is qualified by reference to our bylaws, which have previously been filed with the SEC.

Organization and Register

We are a corporation (sociedad anónima bursátil de capital variable) organized in Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law and the Ley del Mercado de Valores, or the Mexican Securities Market Law. We were incorporated on March 30, 1998 and the duration of our corporate life is indefinite. Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (i) promote, establish, organize and administer all types of companies, mercantile or civil; (ii) acquire or dispose of stock or interests in other mercantile or civil companies, either by taking part in their formation or acquiring shares or interests in companies that are already in existence; (iii) receive from third parties and give to the companies of which it is a shareholder or partner or to any other third party, guidance or technical consulting services, including services in the fields of administration, accounting, merchandising or financing; (iv) obtain, acquire, utilize or dispose of any patent, brand or commercial name, franchise or rights in industrial property in Mexico or abroad; (v) obtain any type of financing or loan, with or without a specific guarantee, and grant loans to mercantile or civil companies or other persons in which the company has an interest or with others with which it has a business relationship; (vi) grant any type of guarantee and endorsement in respect to obligations or credit instruments, for the benefit of mercantile or civil companies or other persons with which the company has an interest or with which it maintains a business relationship; (vii) issue, subscribe, draw, accept and endorse all types of credit instruments, including obligations with or without a guarantee; (viii) acquire, rent, administer, sell, mortgage, pledge, encumber or dispose of goods, in whatever form, being movable or immovable, as well as rights over the same; (ix) execute any kind of act and formalize any kind of labor, civil, mercantile or administrative agreement or contract permitted by Mexican legislation, with real and corporate personalities that are either public or private, obtaining from these, concessions, permits and authorizations relating directly or indirectly to the company’s objectives as set forth in its bylaws, including, actively or passively entering into any agreement regarding any type of services, consulting work, supervisory work and technical direction that would be necessary or proper for the aforementioned goals; (x) issue treasury stock in accordance with Article 81 of the Mexican Securities Market Law; (xi) establish agencies or representatives and act as broker, agent, representative, mercantile mediator or distributor; and (xii) perform any acts necessary to accomplish the foregoing.

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

Authority of the board of directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, among other things:

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

The board of directors, the audit committee and the corporate governance committee may call any shareholders’ meeting. Any shareholder or group of shareholders with voting rights representing at least 10% of our share capital may request in writing that the board of directors call a shareholders’ meeting to discuss the matters indicated in the written request. If the board of directors fails to call a meeting within 15 calendar days following the date of such written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may request a call for a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

Registration and Transfer

We have registered our common shares with the Mexican Securities Registry maintained by the CNBV, as required under the Mexican Securities Market Law and regulations issued by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, our shareholders who are deemed to have “control” at that time will be required to make a public offer to purchase all outstanding shares, prior to the cancellation.

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

Changes in Share Capital and Pre-emptive Rights

Our minimum fixed share capital may be reduced or increased by a resolution of an extraordinary shareholders’ meeting, subject to the provisions of our bylaws, the Mexican General Business Corporations Law, the Mexican Securities Market Law and regulations issued thereunder. Our variable share capital may be reduced or increased by resolution of an ordinary shareholders’ meeting in compliance with the voting requirements of our bylaws.

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

Share Repurchases

Pursuant to the Mexican Securities Market Law and our bylaws, we may repurchase our shares on the Mexican Stock Exchange at the prevailing market price. Repurchased shares cannot be represented at any shareholders’ meeting. We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our board of directors to effect share repurchases. However, we are required to obtain shareholder approval as described below. In addition, our board of directors must appoint an individual or group of individuals responsible for effecting share repurchases. These repurchases must be made subject to the provisions of the Mexican Securities Market Law, and carried out, reported, and disclosed in the manner established by the CNBV.

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

Redemption

Pursuant to the Mexican Securities Market Law, shareholders are entitled to the redemption of their variable common shares, pro rata, by resolution of the shareholders’ meeting.

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

Pursuant to the Mexican Securities Market Law and the Mexican General Business Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

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

In addition, pursuant to the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and a corporate governance committee and that at least 25% of our directors qualify as independent.  The CNBV is empowered to verify their independence.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and other jurisdictions, although we believe the Mexican Securities Market Law has introduced higher corporate governance standards including director fiduciary duties with a comprehensive description of duties of care and loyalty. Mexican civil procedure does not provide for class-action lawsuits.

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

In addition, the Mexican Securities Market Law requires that information relating to matters to be discussed at shareholders’ meetings be made available to shareholders from the date on which the notice for the relevant meeting is published.

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

Summary of Differences between Mexican and U.S. Corporate Law

You should be aware that the Mexican General Business Corporations Law and the Mexican Securities Market Law, which apply to us, differ in material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of provisions applicable to us (including modifications adopted pursuant to our bylaws) which differ in material respects from provisions of the corporate law of the State of Delaware.

Duties of Directors

Under the Mexican Securities Market Law, directors now have fiduciary duties of care and loyalty specified therein. The duties of directors of public companies are more extensive than the duties of directors of private companies. Actions against directors may be initiated by holders of at least 5% of our outstanding share capital, although any damages recovered from directors are awarded solely to the company.

Under the Mexican Securities Market Law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

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

Under the Mexican Securities Market Law, directors are exempted from liability for their decisions when they act in good faith and in compliance with all legal and bylaw requirements, and based on information provided by management, having selected the best alternative, according to their best judgment and after considering the foreseeable negative effects. Mexican courts have not yet interpreted these new standards of conduct for directors.

Interested Directors

The Mexican Securities Market Law requires that our corporate governance committee issue an opinion with regard to transactions and arrangements with related parties, including directors. These transactions and arrangements must be approved by our board of directors, except for immaterial transactions or transactions with affiliates in the normal course of business and at market prices. Mexican law provides that a member of the board of directors can be liable for failing to disclose a conflict of interest and for voting on a transaction in which he or she has a conflict of interest.

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

Anti-Takeover Provisions

Our bylaws do not include anti-takeover provisions. The Mexican Securities Market Law permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company; provided, however, that:

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

The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate being a PFIC for our 2010 taxable year.  However, this determination is made annually and it is possible that our status could change.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 38.89% (gross-up of 28%). According to the tax reform bill approved on December, 7 2009, during 2010, 2011 and 2012 the rate will be 42.86% (gross-up of 30%) and during 2013, 40.85% (gross-up of 29%). From 2014 going forward, the rate will be 38.89% again. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

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

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary, whether or not they are converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. Dividend income generally will constitute foreign source “passive income” or, “general” category income (depending on whether the U.S. holder is predominantly engaged in the active conduct of a banking, insurance, financing or similar business) for U.S. foreign tax credit purposes.

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

Currently the maximum rate of tax imposed on certain dividends received by U.S. shareholders that are individuals is 15%, provided that certain holding period requirements are met. This reduced rate applies to dividends received before December 31, 2010 from “qualified foreign corporations.” We believe we are a “qualified foreign corporation” with respect to our ADSs because our ADSs are listed on the New York Stock Exchange. Therefore, we believe that dividends paid on our ADSs will constitute “qualified dividend income” and therefore qualify for the reduced rate. It is possible, however, that we will not continue to be considered a “qualified foreign corporation” and that our dividends will not continue to be eligible for this rate. Notwithstanding the previous rule, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code); or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. U.S. holders should consult their own advisors regarding the applicability of the 15% dividend rate in their particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-resident holder will generally not be subject to Mexican tax. Deposits and withdrawals of common shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of the common shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. The exemption is not available when a person or a group of people control a company or own 10% or more of the capital stock of a company and sell 10% or more of the company’s stock in a period of 24 months in one or more transactions involving such shares.

Gain on sales or other dispositions of the common shares made by non-Mexican residents in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% (30% in 2010, 2011 and 2012 and 29% in 2013) on gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferential or territorial tax regime.

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

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the ADSs or common shares, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the ADSs or common shares. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the ADSs or common shares have been held for more than one year. Currently, the top individual tax rate on adjusted net capital gains for sales and exchanges of capital assets before January 1, 2011 is 15%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Gain or loss generally will be treated as U.S. source gain or loss and a U.S. holder may be unable to credit any Mexican taxes imposed on these gains unless it has certain other income from foreign sources. Deposits and withdrawals of common shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Recently enacted legislation requires individual U.S. holders with an interest in any “specified foreign financial asset” to file a report to the IRS with information relating to the asset and the maximum value thereof during the taxable for any year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations).  Shares and ADSs would be treated as foreign financial assets unless held at a U.S. financial institution.  Depending on the aggregate value of a U,S, holders investment in all categories of specified foreign financial assets, the U.S. Holder may be obligated to file an annual report under this provision.  The requirement to file a report is effective for taxable years beginning after March 18, 2010.  Penalties apply to any failure to file a required report.  Additionally, in the event a U.S. holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such information is filed.  U.S. holders should consult their own tax advisor as to the possible application of this information reporting requirement and related statute of limitations tolling provision.

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

ITEM 11.       Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2009, we had outstanding indebtedness of Ps.10,093.9 million, the majority of which bore interest at fixed interest rates. The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio). TIIE increases would, consequently, increase our interest payments.

The following table sets forth principal cash flows by scheduled maturity, average interest rates, and estimated fair market value of our debt obligation as of December 31, 2009. Fair value is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

	Expected Maturity Dates as of December 31, (millions of dollars equivalent)
	2010	2011	2012	2013	2014	After 2015	Total	Fair Value Dec. 31, ‘09
Long-term debt
Fixed rate *	—	—	—	—	—	500	500	500
Average interest rate**	8.5%	8.5%	8.5%	8.5	8.5%	8.5%
Variable rate (Ps.)	7	8	7	230	0	0	253	253
Average interest rate	7.2%	7.2%	7.2%	7.2%	6.4%	0%

*  Until July 5, 2008 our outstanding US$250 million Senior Guaranteed Notes included the principal-only swap effect, whereby at maturity date we were to pay pesos at a contractual fixed exchange rate of   Ps.10.83 per dollar and receive U.S. dollars equivalent to the notional amount of US$250 million. This principal-only swap was cancelled on the aforementioned date.

** The average interest rate is calculated by the 7.5% interest rate related to the Senior Guaranteed Notes due 2015 and the 9.5% interest rate related to the Senior Guaranteed Notes due 2019.

A hypothetical, instantaneous, and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2009 would have increased our interest expense in 2009 by approximately Ps.33 million, over a twelve-month period.

Together with the issuance of the US$250 million long-term U.S. dollar-denominated Senior Guaranteed Notes due 2015, Homex entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate of 2.92% exposed to U.S. dollar currency fluctuations. The underlying notes bear interest at a rate of 7.5% payable semi-annually and are exposed to U.S. dollar currency fluctuations. The Company accounted for this swap at fair value in its consolidated financial statements. Because the agreement did not meet the requirements for hedge accounting, periodic mark-to-market measurement was made through the income statement. This principal-only swap was cancelled on July 5, 2008.  In addition, the Company entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.13.95 per U.S. dollar through 2012.

Together with the issuance of the US$250 million long-term U.S. dollar-denominated Senior Guaranteed Notes due 2019, Homex entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate in Mexican pesos of 3.87% exposed to U.S. dollar currency fluctuations.  The underlying notes bear interest at a rate of 9.5% payable semi-annually and are exposed to U.S. dollar currency fluctuations. The Company accounted for this swap at fair value in its consolidated financial statements. Because the agreement met the requirements for hedge accounting, periodic mark-to-market measurement was made through the equity. In addition, on the same date the Company entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on the first six interest payments on this debt.

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

The exchange rates in effect at December 31, 2009, 2008 and 2007 were Ps.13.0437, Ps.13.7738 and Ps.10.9185, respectively, per U.S. dollar.

ITEM 12.       Description of Securities other than Equity Securities.

Fees and Charges Our ADS Holders May Have to Pay

The JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary of our ADS program, collects fees directly from investors (or brokers or other intermediaries acting on behalf of investors) for depositing shares or surrendering ADSs for the purpose of withdrawal.  The depositary also collects fees for making distributions to investors, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  In addition, the depositary collects an annual fee for depositary services, by deducting from cash distributions, by directly billing investors, or by charging the book-entry system accounts of investors (or brokers or other intermediaries acting on behalf of investors).  The depositary may generally refuse to provide services until its fees for those services are paid, and may sell securities or other property to pay any such fees.  The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 filed on June 8, 2004:

Fee	Service
$5.00 per 100 ADSs (or portion thereof)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement is terminated

$0.02 per ADS (or portion thereof)	Any cash distribution to registered ADS holders

$1.50 per ADR (or portion thereof)	Permitted transfers of ADRs pursuant to the Deposit Agreement

A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

A fee as incurred by the depositary	Delivery of ADSs or fees otherwise incurred by the Depositary in compliance with applicable law, rule or regulation

Registration or transfer fees	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian may have to pay on any ADS or share underlying an ADS, e.g., stock transfer taxes, stamp duty or withholding taxes	As necessary

From January 1, 2009 to June 30, 2010, we received no fees from JPMorgan related to our ADR facility.

PART II

ITEM 13.       Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

ITEM 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15.       Controls and Procedures.

(a) Disclosure controls and procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls over financial reporting.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our board of directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework governing Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 30, 2010.

(c) Attestation Report of the registered public accounting firm.

The Board of Directors and Shareholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited Desarrolladora Homex, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Desarrolladora Homex, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Desarrolladora Homex, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and changes in stockholders’ equity for each of the three years ended December 31, 2009, the consolidated cash flows for each of the two years ended December 31, 2009, and the consolidated changes in financial position for the year ended December 31, 2007, and our report dated June 30, 2010, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México

June 30, 2010

(d) Changes in internal control over financial reporting.

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.       (Reserved)

ITEM 16A.       Audit Committee Financial Expert

Our audit committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Z. Jamie Behar and Edward Lowenthal.  Effective April 30, 2010, Mr. Matthew Zell is no longer a member of our audit committee.  Our board of directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the audit committee satisfies the financial literacy requirements of the New York Stock Exchange. Our board of directors has also determined that Mr. Castillo is independent, as that term is defined in the listing rules of the New York Stock Exchange.

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

ITEM 16C.       Principal Accountant Fees and Services

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2009 and 2008, our auditors continued to be Mancera, S.C., a member practice of Ernst & Young Global.

The following table summarizes the aggregate fees billed to us by Mancera, S.C., a member practice of Ernst & Young Global, during the fiscal years ended December 31, 2009 and 2008, respectively:

	Years ended December 31,
	2009		2008
	(in thousands of Mexican pesos)
Audit fees	Ps.	16,972	Ps.	17,296
Audit-related fees	3,807		—
Tax fees	21		2,247
Total fees	Ps.	20,800	Ps.	19,543

Audit fees. Audit fees in the above table are the aggregate fees billed by Mancera, S.C. in connection with the audit of our annual financial statements and statutory and regulatory audits. This caption also includes Sarbanes-Oxley Section 404 attestation services.

Audit-related fees.  Audit-related fees in the above table are fees billed by Mancera, S.C. for work performed in connection with the offering of the US$250 million bond maturing in 2019 and filing of a shelf registration statement.

Tax fees.  Tax fees in the above table include the aggregate fees billed by Mancera, S.C. for the review of 2008’s reports on our transfer pricing study and fees paid to Mancera, S.C. and other Ernst & Young affiliated firms for international tax services.

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

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our shares by us and affiliated purchasers in 2009:

Issuer Purchases of Equity Securities

(for the fiscal year ended December 31, 2009)

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
January	—	—		—	—
February	—	—		—	—
March	—	—		—	—
April	49,500	Ps.	28.23	49,500	US$	201,486,363
May	—	—		—	—
June	—	—		—	—
July	—	—		—	—
August	—	—		—	—
September	—	—		—	—
October	—	—		—	—
November	—	—		—	—
December	—	—		—	—
Total	49,500	Ps.	28.23	49,500	US$	201,486,363

ITEM 16F.       Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.       Corporate Governance

As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. Pursuant to Rule 303.A11 of the NYSE-listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standard.

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

PART III

ITEM 17.       Financial Statements.

Not applicable.

ITEM 18.       Financial Statements.

See pages F-1 through F-80, incorporated herein by reference.

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

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ***

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. ****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ***

2(b)(5)	Indenture relating to 9.5% Senior Guaranteed Notes dated December 8, 2009 by and between us, as Issuer, and the Bank of New York, as Trustee

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

14(1)	Consent of Independent Registered Public Accounting Firm.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

****	Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

+	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B.

DE C.V.

/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer

Dated: June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years ended December 31, 2009, the related consolidated statements of cash flows for each of the two years ended December 31, 2009, and the related consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and changes in stockholders’ equity for each of the three years ended December 31, 2009, the consolidated cash flows for each of the two years ended December 31, 2009, and the consolidated changes in financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards which differ in certain respects from accounting principles generally accepted in the United States of America (see Notes 28 and 29 to the consolidated financial statements).

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30 2010, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A member practice of
Ernst & Young Global

C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México

June 30, 2010

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated balance sheets

(Figures in thousands of Mexican pesos (Ps.))

	2009
	Convenience
	translation	As of December 31,
	(Note 2a)	2009		2008
Assets
Current assets:
Cash and cash equivalents (Note 4)	$239,355	Ps.	3,122,074	Ps.	1,140,140
Restricted cash (Note 4)	9,916	129,342		128,045
Trade accounts receivable, net (Note 5)	999,579	13,038,211		11,845,530
Inventories (Note 6)	307,227	4,007,374		5,090,904
Prepaid expenses and other current assets, net (Note 7)	41,805	545,298		443,166
Total current assets	1,597,882	20,842,299		18,647,785

Land held for future development (Note 6)	836,602	10,912,389		9,254,469
Property and equipment, net (Note 8)	85,143	1,110,582		1,402,928
Goodwill (Note 3j)	56,108	731,861		731,861
Other assets, net (Note 9)	24,872	324,393		468,369
Deferred income taxes (Note 23)	49,345	643,640		328,598
Total assets	$2,649,952	Ps.	34,565,164	Ps.	30,834,010

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt (Note 10)	$20,745	Ps.	270,595	Ps.	1,417,404
Current portion of leases (Note 12)	8,313	108,437		89,255
Trade accounts payable (Note 14)	171,231	2,233,481		4,005,853
Land suppliers (Note 15)	102,596	1,338,226		2,326,036
Advances from customers	97,964	1,277,810		365,962
Taxes other than income taxes	57,099	744,780		357,821
Income taxes	11,034	143,920		26,172
Employee statutory profit-sharing	1,302	16,989		70,445
Provision for uncertain tax positions (Note 23f)	19,073	248,781		102,969
Total current liabilities	489,357	6,383,019		8,761,917

Long-term debt (Note 10)	725,267	9,460,163		5,990,119
Long-term leases (Note 12)	19,525	254,679		314,639
Financial instruments (Note 11)	9,130	119,084		—
Other long-term liabilities (Note 25)	—	—		18,403
Long-term land suppliers (Note 15)	5,724	74,659		405,426
Employee benefits obligations (Note 13)	7,528	98,187		85,150
Deferred income taxes (Note 23)	379,678	4,952,410		3,741,099
Total liabilities	1,636,209	21,342,201		19,316,753

Stockholders’ equity (Note 16):
Common stock	40,480	528,011		528,011
Additional paid-in capital	252,295	3,290,861		3,280,223
Shares repurchased for employee stock option plan, at cost	(7,968)	(103,928)		(99,342)
Retained earnings	716,821	9,349,993		7,508,715
Derivative instruments (Note 11)	(6,737)	(87,872)		—
Other stockholders’ equity accounts	836	10,906		53,307
Stockholders’ equity of controlling interest	995,727	12,987,971		11,270,914
Non-controlling interest in consolidated subsidiaries	18,016	234,992		246,343
Total stockholders’ equity	1,013,743	13,222,963		11,517,257
Total liabilities and stockholders’ equity	$2,649,952	Ps.	34,565,164	Ps.	30,834,010

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statements of income

(Figures in thousands of Mexican pesos (Ps.) except earnings per share)

	2009
	Convenience
	translation	For the years ended December 31,
	(Note 2a)	2009		2008		2007

Revenues (Note 3b)	$1,489,239	Ps.	19,425,182	Ps.	18,850,496	Ps.	16,222,524
Cost of sales (Note 3b)	1,054,027	13,748,416		13,473,257		11,041,456
Gross profit	435,212	5,676,766		5,377,239		5,181,068
Operating expenses (Note 20)	192,181	2,506,756		2,377,646		1,798,429

Income from operations	243,031	3,170,010		2,999,593		3,382,639

Other (expenses) income, net (Note 21)	3,793	49,475		(109,926)		209,223

Net comprehensive financing cost (Note 6):
Interest expense (Note 22)	29,421	383,765		237,033		344,928
Interest income	(14,117)	(184,140)		(157,351)		(140,202)
Exchange loss	(4,562)	(59,510)		164,841		26,782
Valuation effects of derivative instruments (Note 11)	5,094	66,451		313,962		(147,977)
Monetary position loss (Note 3a)	—	—		—		195,373
	15,836	206,566		558,485		278,904

Income before income tax	230,988	3,012,919		2,331,182		3,312,958

Income tax (Note 23)	90,695	1,182,992		712,175		951,280

Consolidated net income	$140,293	Ps.	1,829,927	Ps.	1,619,007	Ps.	2,361,678

Net income of controlling interest	$141,163	Ps.	1,841,278	Ps.	1,580,876	Ps.	2,233,066
Net (loss) income of non-controlling interest	(870)	(11,351)		38,131		128,612

Consolidated net income	$140,293	Ps.	1,829,927	Ps.	1,619,007	Ps.	2,361,678

Weighted average shares outstanding (in thousands)	334,830	334,830		334,870		335,688

Basic and diluted earnings per share of controlling interest	$0.42	Ps.	5.50	Ps.	4.72	Ps.	6.65

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2009, 2008 and 2007

(Figures in thousands of Mexican pesos (Ps.))

	Common stock		Additional paid-in capital		Treasury stock, at cost (Note 16)		Retained earnings		Derivative instruments		Other stockholders’ equity accounts		Stockholders’ equity of controlling interest		Stockholders’ equity of non-controlling interest		Total stockholders’ equity (Note 16)
Balances as of January 1, 2007	Ps.	528,011	Ps.	3,280,223			Ps.	3,348,132	Ps.	—	Ps.	347,405	Ps.	7,503,771	Ps.	88,733	Ps.	7,592,504
Comprehensive income							2,233,066		—		(4,577)		2,228,489		128,612		2,357,101
Shares repurchased for employee stock option plan					Ps.	(99,342)							(99,342)				(99,342)
Dividends paid by consolidated subsidiary (Note 16f)															(9,133)		(9,133)
Balances as of December 31, 2007	528,011		3,280,223		(99,342)		5,581,198		—		342,828		9,632,918		208,212		9,841,130
Reclassification to retained earnings from the accumulated monetary position (Note 3a)							346,641				(346,641)
Initial adoption of MFRS D-3 Employee benefits (Notes 3a and 13)											33,764		33,764				33,764
Comprehensive income							1,580,876				23,356		1,604,232		38,131		1,642,363
Balances as of December 31, 2008	528,011		3,280,223		(99,342)		7,508,715		—		53,307		11,270,914		246,343		11,517,257
Shares repurchased for employee stock option plan					(3,188)								(3,188)				(3,188)
Shares repurchased (Note 16g)					(1,398)								(1,398)				(1,398)
Share-based compensation transactions (Note 16g)			10,638										10,638				10,638
Changes in fair value of derivative instruments, net of deferred taxes (Note 11)									(87,872)				(87,872)				(87,872)
Comprehensive income							1,841,278		—		(42,401)		1,798,877		(11,351)		1,787,526
Balances as of December 31, 2009	Ps.	528,011	Ps.	3,290,861	Ps.	(103,928)	Ps.	9,349,993	Ps.	(87,872)	Ps.	10,906	Ps.	12,987,971	Ps.	234,992	Ps.	13,222,963

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statements of cash flows

(In thousands of Mexican pesos (Ps.))

	For the years ended December 31,
	2009 Convenience translation (Note 2a)	2009		2008
Cash flows generated by (used in) operating activities
Income before income tax	$230,988	Ps.	3,012,919	Ps.	2,331,182
Items related to investing activities:
Depreciation and amortization	37,061	483,409		425,021
Loss (gain) on sale of property and equipment	2,047	26,706		(8,771)
Interest income	(14,117)	(184,140)		(157,351)
Gain on sale of other investment	(895)	(11,676)		—
Items related to financing activities:
Interest	67,937	886,149		663,765
Share-based payment transactions	816	10,638		—
Valuation effects of derivative instruments	5,094	66,451		313,962
Deferred profit-sharing	2,040	26,606		3,061
Exchange (gain) loss	(14,133)	(184,346)		715,500
	316,838	4,132,716		4,286,369

Increase in trade accounts receivable	(91,437)	(1,192,681)		(4,296,272)
Increase in inventories and land held for future developments	(44,036)	(574,390)		(2,878,188)
(Increase) decrease in prepaid expenses and other assets	(16,929)	(220,817)		92,611
Interest income collected	14,117	184,140		157,351
(Decrease) increase in trade accounts payable	(126,640)	(1,651,851)		429,063
Decrease in accounts payable to land suppliers	(101,089)	(1,318,577)		(1,016,245)
Increase in other liabilities	95,567	1,246,549		418,151
Increase in employee benefits obligations	999	13,037		40,242
Payments of derivative instruments	(9,451)	(123,271)		(340,912)
Income tax recovered (paid)	3,317	43,272		(123,531)
Net cash flows from operating activities	41,256	538,127		(3,231,361)

Cash flows generated by (used in) investing activities
Increase in the investment in associate	—	—		(27,727)
Acquisition of property and equipment	(6,850)	(89,352)		(563,723)
Proceeds from sale of property and equipment	2,348	30,625		98,720
Net cash flows from investing activities	(4,502)	(58,727)		(492,730)

Cash flows generated by (used in) financing activities
Proceeds from new borrowings	1,207,414	15,749,151		9,145,280
Payments of notes payable	(1,022,553)	(13,337,871)		(5,861,061)
Interest paid	(67,075)	(874,911)		(665,807)
Shares repurchased	(352)	(4,586)		—
Net cash flows from financing activities	117,434	1,531,783		2,618,412
Net increase (decrease) of cash and cash equivalents	154,188	2,011,183		(1,105,679)
Translation adjustment	(2,143)	(27,952)		10,940
Cash, cash equivalents and restricted cash at the beginning of the year (1)	97,226	1,268,185		2,362,924
Cash, cash equivalents and restricted cash at the end of the year (1)	$249,271	Ps.	3,251,416	Ps.	1,268,185

(1)         This balance is composed of Ps. 3,122,074 and Ps. 1,140,140 of cash and cash equivalents and Ps. 129,342 and Ps. 128,045 of restricted cash as of December 31, 2009 and 2008, respectively.

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statement of changes in financial position

(In thousands of Mexican pesos (Ps.))

	For the years ended December 31,2007
Operating activities
Consolidated net income	Ps.	2,361,678
Add items that did not require the uses of resources:
Depreciation	196,307
Amortization of intangibles	105,410
Labor obligations	18,416
Deferred income taxes, net of inflation	818,407
	3,500,218
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(2,008,172)
Inventories and land held for future development	(2,090,087)
Other assets	(124,375)
Increase (decrease) in:
Trade accounts payable	1,321,131
Land suppliers	245,812
Taxes payable	(154,829)
Other liabilities	(29,529)
Net resources generated by operating activities	660,169

Financing activities
Proceeds from new borrowings	2,647,276
Payments of notes payable	(2,408,739)
Changes in fair value of financial instrument	(147,976)
Debt issuance costs	—
Share repurchase for employee stock option plan	(99,342)
Dividends paid by subsidiary company	(9,133)
Net resources used in financing activities	(17,914)
Investing activities
Restricted cash	(118,493)
Investment in associates	(17,869)
Acquisition of property and equipment, net	(680,748)
Net resources used in investing activities	(817,110)

Cash and cash equivalents:
Net (decrease) increase	(174,855)
Balance at beginning of year	2,381,689
Balance at end of year	Ps.	2,206,834

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Notes to consolidated financial statements

For the years ended December 31, 2009 and 2008

(Figures in thousands of Mexican pesos (Ps.),
except as otherwise indicated)

1. Nature of business

Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries (the “Company”) is comprised of a group of companies engaged mainly in the promotion, design, development, construction and sale of affordable entry level and middle income residential housing. Substantially all sales are made in Mexico.

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

For the years ended December 31, 2009, 2008 and 2007, revenues obtained through INFONAVIT mortgage financing accounted for 76%, 76% and 75% respectively, of the Company’s total revenues, with other sources accounting for 24%, 24% and 25%, respectively.

Homex’s operations include 140 developments in 34 cities located in 21 Mexican states, which states represent 76.5% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informatica). In 2009, 21% of Homex’s revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 25% in Guadalajara, the second largest city. The remaining revenues were originated throughout 32 cities.

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

On April 27, 2010, the Financial Director (CFO), Carlos Moctezuma Velasco, and the Administrative and Accounting Officer, Ramón Lafarga Bátiz, authorized the issuance of the Company’s consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009. Those consolidated financial statements have been approved by the Audit Committee and the Board of Directors on May 13, 2010, and by the Company’s stockholders at its meeting held on April 29, 2010.

The accompanying consolidated financial statements which consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 28 and 29, were authorized for issuance herein by Gerardo de Nicolás (CEO), the CFO and the Controlling Director on June 30, 2010 with subsequent events having been considered through such date.

2. Basis of preparation

a) Convenience translation

The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The statements’ translations of Mexican pesos into US dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps.13.0437 per one US dollar. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

b) Consolidation of financial statements

The consolidated financial statements include those of Desarrolladora Homex, S.AB. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership percentage
Company	2009	2008	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid.del Fideicomiso AAA Homex 80284	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	100%	100%	Administrative services and promotion related to construction industry
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67%	67%	Promotion, design, construction and sale of entry-level and middle-income
Casas Beta del Centro, S. de R.L. de C.V. (1)	100%	100%	Promotion, design, construction and sale of entry-level and middle-income
Casas Beta del Norte, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level
Casas Beta del Noroeste, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level
Hogares del Noroeste, S.A. de C.V. (2)	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing.
Opción Homex, S.A. de C.V. (4)	100%	100%	Sale, lease and acquisition of properties
Homex Amuéblate, S.A. de C.V. (4)	100%	100%	Sale of housing related products
Homex Global, S.A. de C.V. (3)	100%	100%	Holding company for foreign investments
Sofhomex, S.A. de C.V. S.F.O.M. E.R.	100%	100%	Financial services
Nacional Financiera, S.N.C. Fid.del Fideicomiso Homex 80584	100%	100%	Employee stock option plan administration
HXMTD, S.A. de C.V. (5)	100%	100%	Promotion, design, construction and sale of upper-income tourism housing
Homex Central Marcaria, S.A. de C.V. (5)	100%	100%	Administration of industrial and intellectual property

Significant intercompany balances and transactions have been eliminated during the consolidation of these entities.

(1)       Casas Beta del Centro, S. de R.L. de C.V. (CBC) owns 100% of the outstanding stock of Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca), which are engaged in the promotion, design, construction and sale of entry-level housing. Huehuetoca is fully consolidated in accordance MFRS B-8 Consolidated or Combined Financial Statements, since the Company has control over this subsidiary. Through October 20, 2009, CBC owned 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. That company was sold to a third party on that date.

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

(3)       Homex Global, S.A. de C.V, (Homex Global) owns the outstanding stock of the following companies:

(a)       Effective March 2008, Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that is to perform the construction and development of entry-level and middle-income housing in India. This company had no significant operations during 2008 and 2009.

(b)       Effective September 2007, Homex Global owned 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, a company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt. Pursuant the application of MFRS C-7, Investments in Associates and Other Permanent Investments, effective January 1, 2009, this company was no longer considered an associated but an other permanent investment. On December 31, 2009 the Company sold its total investment in this company to a third party (see Note 9).

(c)       Effective February 2008, Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no operations during 2008 and 2009.

(d)       Effective November 2008, Homex Global owns 100% of the outstanding common stock of Homex Brasil Incorporacoes a Construcoes Limitada (Homex Brasil), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada. Through eight subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brasil. During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in San Jose dos Campos, northeast of Sao Paulo. As of December 31, 2009 the Company had recognized revenues of Ps. 62,178 from its Brazilian operations.

(4)       These companies were incorporated in 2007; however, they had no significant operations during 2007, 2008 and 2009.

(5)       These companies were incorporated in 2008; however, they had no significant operations during 2008 and 2009.

3. Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with Mexican Financial Reporting Standards (MFRS).

a) New accounting standards

Effective in 2009:

The most relevant standards that came into force in 2009 are described below:

MFRS B-7, Business Acquisitions

This MFRS substitutes Bulletin B-7 Business Acquisitions and was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de la Información Financiera, A.C. (Mexican Financial Information Standards Research Development Board or “CINIF” to replace Mexican accounting Bulletin B-7 Business Acquisitions. This standard establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date.

According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be part of the consideration, because these expenses are not an amount being shared by the business acquired.

In addition, MFRS B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date.

MFRS B-7 is effective for future acquisitions and did not have any effect on the Company’s consolidated financial statements as no acquisitions were made in 2009.

MFRS B-8, Consolidated or Combined Financial Statements

The CINIF issued in December 2008, MFRS B-8 Consolidated or Combined Financial Statements which replaces Mexican Bulletin B-8 Consolidated Financial Statements and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements.

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

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 was issued by CINIF in December 2008 and describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within Bulletin B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence.

In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

The adoption of this MFRS required the Company to consider the associate in Egypt as other permanent investment effective January 1, 2009, and no longer as an associate, and therefore to stop recognizing the equity method over this company.

MFRS C-8, Intangible Assets

This rule substitutes Bulletin C-8 Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible asset arises from legal or contractual rights, whether those rights are transferable or separable from the entity.

On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements.

This amount should be presented as an accounting change in consolidated financial statements.

The adoption of this MFRS did not have any effect on the Company’s consolidated financial statements.

MFRS D-8, Share-Based Payments

MFRS D-8 establishes the recognition of share-based transactions. When an entity purchases goods or pay services through share-based transactions, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According with MFRS D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering MFRS D-8 parameters, and thus recorded as a liability.

The adoption of this MFRS did not have material effect on the Company’s consolidated financial statements.

IMFRS 18, Effects on Recognition from the 2010 Tax Reform Bill in Income Taxes

On December 15, 2009 the CINIF published the Interpretation 18 of Mexican Financial Reporting Standards (IMFRS) with the objective to provide guidance in regards to the 2010 Tax Reform Bill about the accounting recognition that should be completed in the companies’ financial statements.

This IMFRS establishes certain parameters for the recognition of changes to the new Tax Reform, mainly in regards to Income Tax rates changes, changes to the consolidation regime (fundamentally related to tax losses), losses on stock transfers, special consolidation terms, distributed dividends not from Net Tax Profit Account (CUFIN), consolidation tax benefits and differences between CUFIN. The effects of the application of IMFRS 18 are disclosed in Note 23.

Effective in 2008:

The most relevant standards that came into force in 2008 are described below:

MFRS B-2, Statement of Cash Flows

In November 2007, MFRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position is substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period were not eliminated.

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

The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for 2007 include the statement of changes in financial position, as previously established by Mexican accounting Bulletin B-12.

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

iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under MFRS D-4. The Company recorded a deferred profit sharing asset of Ps. 29,667 upon adoption of MFRS D-3. That asset has been adjusted to a value of Ps. 26,606 as of December 31, 2008. As of December 31, 2009 there was no deferred profit sharing.

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

Effective in 2007:

The most relevant standard that came into force in 2007 is described below:

MFRS D-6, Capitalization of the Comprehensive Financing Cost

MFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which had been optional, under Mexican accounting Bulletin C-6, Property, Plant and Equipment.

Capitalized CFC is defined as the amount attributable to qualifying assets that could have been avoided if its acquisition had not taken place, which in the case of Mexican peso denominated financing, includes its interest and the net monetary position, and in the case of foreign currency denominated financing, it also includes any exchange gain or losses. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged period of time to carryout the activities to get them ready for their intended use, that are to be sold or leased, that require a prolonged period to be acquired or readied for its sale or lease including inventories that require a period of time to take possession or to get them in conditions for their sale. The capitalization of the comprehensive result of financing starts and continues while investments for its acquisition are being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

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

The application of MFRS D-6 for the years ended December 31, 2009, 2008 and 2007 represented a decrease in CFC of Ps. 563,154, Ps. 1,250,080 and Ps. 179,304, respectively, although Ps. 670,127 (of which Ps. 419,338 is related to the current year CFC and Ps. 250,789 is related to prior years) in 2009, Ps. 976,707 (of which Ps. 931,682 is related to the current year CFC and Ps. 45,025 is related to prior years) in 2008 and Ps. 119,286 in 2007 were ultimately charged to cost of sales as the underlying projects were sold.

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

Refer to Note 26 for a discussion of Interpretation 14 to MFRS which will significantly change the Company’s accounting for revenue and cost recognition beginning in 2010.

c) Recognition of the effects of inflation

Effective January 1, 2008 the Company adopted MFRS B-10, Effects of Inflation. Based on this Standard, the Company did not recognize the effects of inflation in the financial information for the years ended December 31, 2009 and 2008. However, for prior period’s information of 2007 presented for comparative purposes, it is stated in pesos of purchasing power as of December 31, 2007, last date that the inflation was recognized.

Cumulative inflation in Mexico over 2007, 2008 and 2009 is less than 26% and therefore, in conformity with MFRS B-10, Mexico’s current economic environment is considered non-inflationary. Furthermore, the three year cumulative inflation in both of the Company’s foreign locations (Brazil and India) is also less than 26% through December 31, 2009. Accordingly, the Company’s financial information for 2009 and 2008 was prepared without recognizing the effects of inflation. Interpretation 9 of MFRS establishes that comparative financial statements for years prior to 2008 must be expressed in Mexican pesos with purchasing power at December 31, 2007, which was the last date on which the effects of inflation were recognized. Therefore amounts as of December 31, 2009 and 2008 do not include inflation effects, and the comparative figures as of December 31, 2007, are stated in thousands of pesos as of December 31, 2007.

d) Use of estimates

In conformity with MFRS, the preparation of financial statements requires the use of estimates and assumptions in certain areas.  Actual results could differ from these estimates.

e) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with purchased maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

f) Allowance for doubtful accounts

The Company’s policy is to provide for doubtful accounts based on balances of uncollected accounts receivable, applying several percentages based on their aging status.

g) Inventories and costs of sales

Construction-in-process, construction materials and land for development and future development are recorded at acquisition cost. Cost of sales for the year ended December 31, 2007, was restated using the NCPI (see Note 3c).

The balance of this account is similar to its market value.

Land for future developments refers to land reserves to be developed by the Company.

MFRS D-6 establishes the determination of the amount from the comprehensive financing cost (CFC) that shall be capitalized. The land under development inventories and construction-in-process include the capitalized CFC. The Company capitalizes the CFC that results from the application of the weighted average rate of the debt to the weighted average of the construction-in-process investment and the land under development during the acquisition period. In regards to debt in foreign currency, the capitalized CFC includes the corresponding exchange gains and losses (see Note 6).

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

h) Property and equipment

Property and equipment is recorded at acquisition cost. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and 10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

The value of property and equipment is reviewed whenever there are indications of impairment. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.   At December 31, 2009 and 2008, no impairment losses have been recognized with respect to the Company’s property and equipment.

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

Goodwill as of December 31, 2009 and 2008 was Ps. 731,861.

k) Impairment of indefinite lived assets

The Company reviews the carrying amounts of assets with indefinite useful life annually or earlier when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses; depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years; obsolescence; reduction in the demand for the products manufactured; competition; and other legal and economic factors.

As of December 31, 2009 and 2008, no impairment has been recognized with respect to the Company’s assets with indefinite lives.

l) Other assets

Expenses related to the placement of the various borrowings disclosed in Note 10 are recorded at cost. These amounts will be amortized under the straight-line method over the respective loan terms. The value assigned to the BETA trademark is amortized under the straight-line method over five years, which is the estimated useful life.

m) Employee retirement obligations

The Company grants seniority premiums and termination pay, covering all its employees. The related calculations are based on the provisions of the Mexican Federal Labor Law (FLL).  Under FLL, workers are entitled to certain benefits at the time of their separation from the Company under certain circumstances. Seniority premiums and termination payments are recognized periodically using the projected unit-credit method and financial assumptions (2007 net of inflation).

As disclosed in Note 13, effective January 1, 2008 the Company adopted MFRS D-3. As a result of this adoption, the transition liability of labor obligations is now being amortized over a four-year period. Prior to 2008, this liability was amortized on a straight-line basis over the labor life of our covered employees.

n) Derivative financial instruments

Derivative financial instruments are used for hedging purposes. At December 31, 2009 and 2008, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed (both assets and liabilities). Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term. The changes in the fair value of derivative financial instruments that do not qualify as hedging instruments are recognized in income in valuation effects of derivative instruments caption. Financial instruments that qualify as hedging instruments are recognized in stockholders’ equity as part of other comprehensive income.

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

p) Deferred taxes

The Company recognizes deferred taxes using the asset and liability method.  Under this method, deferred taxes are recognized on all temporary differences between the book and tax values of assets and liabilities, using the enacted income tax or flat rate business tax (IETU) rate at the time the financial statements are issued, which is the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

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

During the year ended December 31, 2008, the deferred profit-sharing amounted Ps. 26,606 (see Note 9). The initial recognition of the deferred profit-sharing under MFRS D-3 amounts Ps. 29,667 that was recorded in the other stockholders’ equity account. The deferred asset effect generated during 2008 amounts to Ps. 127,305, of which the Company created a valuation allowance of Ps. 100,699, which according with the Company’s projections were more likely than not to not be recovered. The deferred asset effect generated during 2009 for Ps. 52,392. The Company created a valuation allowance of Ps. 78,998 (Ps. 26,606 of 2008 and Ps. 52,392 of 2009), which according with the Company’s projections were more likely than not to not be recovered.

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

Given the settlement feature contained within the plan, the awards were treated as “Liability Awards” from its implementation and through December 31, 2008. Compensation cost was measured by reference to the fair value of the awards at each balance sheet date. During 2009 and as a result of certain modifications made to the plan, the awards were modified so as to become equity-settled. The fair value of share based compensation is determined using an appropriate pricing model (see Note 16e).

t) Earnings per share

Earnings per share are calculated by dividing net income of controlling interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the stock options disclosed in Note 16e, the effects of which were immaterial in all periods. Accordingly basic and diluted earnings per share presented were the same during such periods.

u) Comprehensive income

Comprehensive income is represented by net income, the effects of labor obligations (until December 31, 2007), the effect of the translation of the financial statements of the subsidiaries and foreign associated company and the effect of the change in the fair value of financial instruments that meet the criteria of hedge accounting.

v) Statement of income presentation

The costs and expenses reflected in the statement of income are presented according to their function, since this classification allows an adequate analysis of gross profits and operating margins. The Company’s operating income is presented because it is an important indicator of its overall performance and results, and includes ordinary income, operating costs and expenses. Other ordinary income (expenses) is therefore excluded.

w) Reclassifications

Certain amounts in the 2008 consolidated balance sheet have been reclassified in order to conform with 2009 presentations. The effects of these reclassifications were recognized with retrospective application, in accordance with MFRS B-1, Accounting changes and error corrections.

	Original amounts		Reclassified amounts
	2008		2008
Deferred income taxes, liability	Ps.	(3,412,501)	Ps.	(3,741,099)
Deferred income taxes, asset	—		328,598
Deferred income taxes, net	Ps.	(3,412,501)	Ps.	(3,412,501)

Income taxes	Ps.	129,141	Ps.	26,172
Provision for uncertain tax positions		—		102,969
	Ps.	129,141	Ps.	129,141

x) Segment reporting

Segment reporting is presented in accordance with the information prepared for the internal decision making process. The information is presented according to the type of housing on sale by the Company.

4. Cash and cash equivalents

	2009		2008
Cash	Ps.	143,851	Ps.	225,669
Cash equivalents		2,978,223		914,471
	Ps.	3,122,074	Ps.	1,140,140

Cash and cash equivalents consist basically of bank deposits and highly liquid investments. The Company has restricted cash as of December 31, 2009 and 2008 for Ps. 129,342 and Ps. 128,045, of which Ps. 122,809 and Ps. 128,045 are related to restricted amounts (see Note 14), respectively. Ps. 6,533 in 2009 was deposited into an escrow account related to a pending acquisition (see Note 25).

5. Trade accounts receivable

	2009		2008
As promoter:
Total incurred construction costs	Ps.	9,102,230	Ps.	7,487,205
Estimated gross profit on costs incurred	3,615,262		3,082,839
Unbilled revenues on developments in progress	12,717,492		10,570,044
Due from customers (1)(2)(3)	403,925		1,343,786
Services and other	48,919		61,382
	13,170,336		11,975,212
Allowance for doubtful accounts	(57,279)		(48,184)
	13,113,057		11,927,028
Trade accounts receivable, long-term (4)	(74,846)		(81,498)
	Ps.	13,038,211	Ps.	11,845,530

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

(1)          These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES (Sociedades Financieras de Objeto Limitado), commercial banks and homebuyers. With the exception of commercial banks and homebuyers, all such categories exceed 10% of accounts receivable balances as of December 31, 2009 and 2008.

(2)          The Company participates in a program referred to as “Programa de Entrega Anticipada de Vivienda INFONAVIT”. This program provides for factoring of INFONAVIT receivables without recourse, thereby providing for more timely collection.

(3)          The Company participates in a factoring program with Mexico’s National Development Bank (NAFIN), which provided FOVISSSTE with a funding source to complement its housing programs.  This program provides for factoring of FOVISSSTE receivables without recourse, thereby providing for more timely collection.

(4)          The long-term trade account receivable is due to an agreement with the Housing Institute of the Federal District, or Instituto de Vivienda del Distrito Federal (“INVI”), on which it was agreed that the Company will receive monthly payments, including interest at a rate of TIIE plus 4%, during a five-year period, beginning June 2009, due to the sale of houses in Mexico City.

6. Inventories

	2009		2008
Land:
Titled land	Ps.	9,189,849	Ps.	6,780,335
Contracted land	2,673,289		4,939,990
Advances to land suppliers	391,868		143,666
	12,255,006		11,863,991
Land held for future developments	(10,912,389)		(9,254,469)
Land	1,342,617		2,609,522

Other inventories:
Construction-in-process	2,069,229		1,542,577
Construction materials	512,355		638,488
Advances to suppliers	83,173		300,317
Total other inventories	2,664,757		2,481,382
Total inventories	Ps.	4,007,374	Ps.	5,090,904

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

Due to the application of MFRS D-6 during 2009, 2008 and 2007, the net comprehensive financing cost related to qualified assets for the same periods was Ps. 563,154, Ps. 1,250,080 and Ps. 179,304, respectively. Total CFC related to inventories sold and subsequently applied to cost of sales was Ps. 670,127 during 2009 (of which Ps. 419,338 is related to the current year CFC and Ps. 250,789 is related to prior years), Ps. 976,707 during 2008 (of which Ps. 931,682 is related to 2008 CFC and Ps. 45,025 is related to earlier years) and Ps.119,286 during 2007, respectively. The average period for the amortization of the capitalized comprehensive financing cost is 4 months. The annual capitalization rates are 6.5%, 24.3% and 7.6%, during each of 2009, 2008 and 2007, respectively.

The Company utilizes certain land trust agreements in order to obtain its supply of land for construction purposes. As of December 31, 2009 and 2008 the Company has recognized Ps. 241 and Ps. 4,438, related to this inventory, which are part of the “contracted” land inventory.

During the years ended December 31, 2009, 2008 and 2007, the net comprehensive financing cost capitalized in inventories was as follows:

	2009		2008		2007
Total accrued net comprehensive financing cost before capitalization	Ps.	769,720	Ps.	1,808,565	Ps.	458,208
Comprehensive financing cost capitalized in inventories		(563,154)		(1,250,080)		(179,304)
Comprehensive financing cost after capitalization	Ps.	206,566	Ps.	558,485	Ps.	278,904

7. Prepaid expenses and other current assets

	2009		2008
Sales commissions paid in advance	Ps.	161,833	Ps.	103,665
Sundry debtors	126,927		101,198
Refundable taxes	208,908		215,747
Other current assets	32,049		15,928
Insurance and bond contracts	9,613		2,401
Prepaid interest	5,968		4,227
	Ps.	545,298	Ps.	443,166

8. Property and equipment

	2009		2008
Buildings	Ps.	253,412	Ps.	253,412
Machinery and equipment	1,458,178		1,399,166
Transportation equipment	102,251		103,799
Air transportation equipment	75,203		75,203
Office furniture and equipment	101,781		106,760
Computers	99,802		128,066
Communication equipment	38,490		38,360
	2,129,117		2,104,766
Accumulated depreciation	(1,050,426)		(733,729)
	1,078,691		1,371,037
Land	31,891		31,891
	Ps.	1,110,582	Ps.	1,402,928

The amount of assets acquired via capitalized leases during the years ended December 31, 2009, 2008 and 2007, was Ps. 47,035, Ps. 97,131 and Ps. 350,854, respectively.

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was Ps.371,402, Ps. 323,727 and Ps. 196,307, respectively.

9. Other assets

	2009		2008
Net value of the “BETA” trademark (1)	Ps.	45,527	Ps.	136,581
Trade accounts receivable, long-term (see Note 5)	74,846		81,498
Financial instruments (see Note 11)	4,375		65,975
Debt issuance costs, net	158,364		79,468
Investment (2)	—		59,226
Deferred profit-sharing (Note 3q)	—		26,606
Guarantee deposits	29,305		14,479
Other	11,976		4,536
	Ps.	324,393	Ps.	468,369

Amortization expense for the years ended December 31, 2009, 2008 and 2007 was Ps. 112,007, Ps. 101,294 and Ps. 105,410, respectively. The expected amortization of the “BETA” trademark and debt issuance costs for the years 2010 to 2015 is as follows:

Year	Amortization
2010	Ps.	68,498
2011	22,971
2012	22,971
2013	21,724
2014 and thereafter	67,727
	Ps.	203,891

(1)  “BETA” Trademark is allocated to the affordable entry-level segment.

(2)  Until December 31, 2009, the Company had an investment in the 15% of the Egyptian company Orascom Housing Communities “S.A.E.”. The Company sold this investment for US$4.3 million on December 31, 2009 with a net gain of Ps. 11,676 being recorded in 2009.

10. Debt

a) As of December 31, 2009 and 2008, the outstanding balances of short-term indebtedness with financial institutions consist of the following:

	2009		2008
HSBC México, S.A. A revolving line of credit granted by HSBC Mexico, S.A. on December 26, 2008 and September 14, 2009 for Ps. 50,000. The borrowings matured on January 23 and December 11, 2009 and bore interest at the Mexican interbank equilibrium interest rate (TIIE) plus 4.1% and plus 5.5%, respectively.	Ps.	—	Ps.	50,000
Banco Regional de Monterrey, S.A. A revolving credit line granted by Banco Regional de Monterrey S.A. on December 11, 2008 for Ps. 90,284 and September 3, 2009 for Ps. 49,284. The borrowings matured on January 8 and October 1, 2009, and bore interest at TIIE plus 4%.	—		90,284
Grupo Financiero Inbursa, S.A. A revolving credit line granted by Grupo Financiero Inbursa, S.A. on December 19, 2008 and September 28, 2009 for Ps. 600,000. The borrowings matured on January 19 and October 28, 2009, and bore interest at TIIE plus 4.5%.	—		600,000
Banco Mercantil del Norte, S.A. A revolving credit line granted by Banco Mercantil del Norte S.A. on December 30, 2008 and August 27, 2009 for Ps. 300,000. The borrowings matured on January 29 and October 28, 2009, and bore interest at TIIE plus 3.25% and 3.75%, respectively.	—		300,000
Banco Santander México, S.A. A revolving credit line granted by Banco Santander México, S.A. on November 12, 2008 for Ps. 100,000. The borrowing matured on May 7, 2009, and bore interest at TIIE plus 1%.	—		100,000
Banco Itau BBA, S.A. Seven credit lines granted by Banco Itau BBA, S.A. (Brazilian financial institution) on May, September and October 2009 for 9.1 million Brazilian Reals. The borrowings mature on March, April, May and July 2010, and bear interest at 6.5%.	68,535		—
Banco Fibra, S.A. A revolving credit line granted by Banco Fibra, S.A. (Brazilian financial institution) on July 22, 2009 for 1.3 million Brazilian Reals. The borrowing matures on July 20, 2010, and bears interest at 9.9%.	9,569		—
Banco ABC Brasil, S.A. Three credit lines granted by Banco ABC Brasil, S.A. (Brazilian financial institution) in August, October and November 2009 for 12 million Brazilian Reals. The borrowings mature on February, October, and November 2010, and bear interest at 8.5%.	90,171		—
Banco HSBC, S.A. A revolving credit line granted by Banco HSBC, S.A. (Brazilian financial institution) on November 23, 2009 for 1.5 million Brazilian Reals. The borrowing matures on November 18, 2010, and bear interest at 3.1%.	11,277		—
Interest payable	881		3,448
Total	Ps.	180,433	Ps.	1,143,732

b) As of December 31, 2009 and 2008, the outstanding balances of long-term debt with financial institutions consist of the following:

	2009		2008
Bond issuance (“Senior Guaranteed Notes due 2015”) by Credit Suisse First Boston and Merrill Lynch. These obligations are guaranteed by PICSA, DECANO and other subsidiary companies. They are USD denominated in the amount of US $250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually.	Ps.	3,260,925	Ps.	3,443,450
Bond issuance (“Senior Guaranteed Notes due 2019”) by Credit Suisse Securities LLC and HSBC Securities Inc. These obligations are guaranteed by PICSA, DECANO and CBC. They are USD denominated in the amount of US $250 million, with a fixed annual interest rate of 9.5%, payable on December 11, 2019. Interest is payable semiannually.	3,232,500		—
Banco Nacional de México, S.A. A line of credit granted by Banco Nacional de México, S.A. on July 16, 2009 for Ps.1,000 million. The borrowing matures on July 16, 2013 and bears interest at the Mexican interbank equilibrium interest rate (TIIE) plus 4.5%.	888,738		—
HSBC México, S.A. A line of credit granted by HSBC Mexico, S.A. on July 1, 2005 for Ps. 1,081 million, with semiannual payments beginning on March 14, 2008. The borrowing ultimately matures on September 14, 2010, and bore interest at TIIE plus 1%. This line of credit was paid out on December 24, 2009.	—		360,334
GE Capital, S.A. A line or credit granted by GE Capital, S.A. on July 29, 2005 for US$2.3 million. The borrowing ultimately matures on July 29, 2010, and bears interest at an annual rate of 7.4%.	4,520		11,136
Grupo Financiero Inbursa, S.A. A line of credit granted by Grupo Financiero Inbursa, S.A. on June 26, 2008 for Ps. 2,078 million. The borrowing ultimately matures on June 26, 2013 and bears interest at TIIE plus 1.5%.	2,078,000		2,078,000
Hipotecaria Nacional, S.A. de C.V. Three separate lines of credit granted by Hipotecaria Nacional, S.A. de C.V. for amounts totaling Ps. 299,795. Borrowings were granted on November 6, 2008, November 20, 2008 and December 11, 2008. The borrowings mature in November and December 2010, and bear interest at TIIE plus 4%. This line of credit was guaranteed by five of the Company’s land lots. These three lines of credit were repaid on December 23, 2009.	—		299,795
Interest payable, primarily Senior Guaranteed Notes	85,642		71,076
Total long-term debt	9,550,325		6,263,791
Current portion of long-term debt	(90,162)		(273,672)
Long-term debt balances	Ps.	9,460,163	Ps.	5,990,119

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

Most significant financial covenants, contained within loan agreements, require the Company to maintain:

•                          A total of stockholders’ equity of at least Ps. 11,850,000;

•                          A ratio of interest coverage (EBITDA/net financing expense) over 3.0 times; and

•                          A ratio of leverage (liabilities with cost/EBITDA) of less than 2.50 to 1.0;

There are also restrictions applicable to additional debt based on EBITDA levels. In the event the Company does not comply with any of the above provisions, it will be limited in its ability to pay dividends to its stockholders.

As of December 31, 2009 and 2008, the Company was in compliance with the financial covenants contained within its debt agreements.

Debt maturities

As of December 31, 2009, long-term debt matures as follows:

Year	Amount
2013	Ps.	2,966,738
2015	3,260,925
2019	3,232,500
	Ps.	9,460,163

The  TIIE rates published in the Federal Official Gazette as of December 31, 2009 and 2008 were 4.9150% and 8.6886%, respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2009 were 13.0437 Mexican pesos and 7.5183 Mexican pesos, respectively. The exchange rate used to convert debt denominated in US Dollars for the year ended December 31, 2008 was 13.7738 Mexican pesos. The Company did not have debt denominated in Brazilian Reals as of December 31, 2008.

11.  Financial instruments

Financial Instruments Related to the Senior Guaranteed Notes due 2015

As disclosed in Note 10, the Company’s Senior Guaranteed Notes due 2015 are U.S. dollar denominated. In order to convert the principal of the U.S. dollar bonds to Mexican pesos, in September 2005 the Company entered into a “Principal-Only Swap” with a notional value of US$250 million, which entitled the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of 10.83 Mexican pesos per U.S. Dollar. As part of this agreement, the Company paid interest of 2.92% a year on the total notional amount in U.S. dollars, in semiannual payments.

The Principal-Only Swap transaction did not meet hedge accounting requirements, and thus all changes in the fair value of the underlying derivative were recorded in the Company’s current earnings as a component of comprehensive financing cost within the valuation effects on derivative instruments account. As of December 31, 2007, the fair value of this derivative was Ps. 79,098 (US$7.2 million) which represented the estimated present value of future cash flows to be paid out by the Company.

On July 5, 2008 the Company cancelled its Principal-Only Swap by paying Ps. 54,434 (US$ 5.3 million). No gain or loss was recorded upon cancellation of the Principal-Only Swap agreement as it was already recorded at fair value.

On July 6, 2008 the Company entered into new derivative instruments in order to cover the possible changes in the exchange rate of future interest payments of the Senior Guaranteed Notes due 2015 for US$250 million (“Interest-Only Swap”). This new transaction also does not meet hedge accounting requirements, and thus changes in the fair value of the underlying derivative have been and will be recorded in the Company’s current earnings as a component of comprehensive financing cost within the exchange (gain) losses account. As of December 31, 2009 and 2008 the fair value of this derivative was a favorable asset position of Ps. 4,375 (US$ 0.3 million) and Ps. 65,975 (US$ 4.8 million), respectively (see Note 9).

The net accumulated expense in the statement of income of the Interest-Only Swap for the year ended December 31, 2009 was Ps. 66,451. The net accumulated income of the Principal-Only Swap and the Interest-Only Swap was Ps. (90,639) for the year ended December 31, 2008. The net accumulated expense of the Principal-Only Swap was Ps. 147,977 for the year ended December 31, 2007.

Financial Instruments Related to the Senior Guaranteed Notes due 2019

As disclosed in Note 10, the Company’s Senior Guaranteed Notes due 2019 are U.S. dollar denominated. In order to decrease the risk of future changes in the exchange rate between U.S. dollar and Mexican pesos, in December 11, 2009 the Company entered into a “Principal-Only Swap” with a notional value of US$250 million, which entitled the Company to receive this amount in 2019 in return for a payment in Mexican pesos at a fixed exchange rate of 12.93 Mexican pesos per U.S. Dollar. As part of this agreement, the Company will pay interest of 3.87% a year on the total notional amount of Ps. 3,232.5 million Mexican Pesos, in semiannual payments. In addition, on the same date the Company entered into an “Interest-Only Swap” in order to cover the possible changes in the exchange rate of the first six interest payments of the Senior Guaranteed Notes due 2019 for US$250 million (“Interest-Only Swap”).

The Principal-Only Swap and Interest-Only Swap transactions met hedge accounting requirements. As of December 31, 2009, the fair value of this derivative was Ps. 119,084 (US$ 9.1 million), and represented a liability.

As of December 31, 2009 and 2008 the Company had the following financial instruments:

As of December 31, 2009
Financial instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Interest-only swap	No hedge accounting	56.25 million	Ps.	4,375	Ps.	—	Ps.	61,600

Principal-only swap	Hedge accounting	250.00 million	Ps.	(109,970)	Ps.	(84,592)	Ps.	—
Interest-only swap	Hedge accounting	71.25 million	(9,114)		(3,280)		4,851
			Ps.	(119,084)	Ps.	(87,872)	Ps.	66,451

As of December 31, 2008
Financial instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Interest-only swap	No hedge accounting	56.25 million	Ps.	65,975	Ps.	—	Ps.	(90,639)

Other financial instruments	No hedge accounting	Variable	Ps.	—	Ps.	—	Ps.	404,601

			Ps.	65,975	Ps.	—	Ps.	313,962

Other Financial Instruments

During the normal course of operations the Company maintains net liability positions in foreign currency (US dollars) which are originated by its operations’ short and long-term liabilities. During 2008, the Company entered into hedging derivative financial instruments that were expected to mitigate the risk associated with the exchange loss in the acquisition of foreign currencies. However, due to the recent volatility in the exchange rate between the Mexican Peso and US dollar, the Company decided to cancel and or otherwise restructure all its hedging derivative financial instruments. At December 31, 2008, the Company only has the Interest-Only Swap described above. The Company had an impact in its statement of income of approximately Ps. 404,601. The Company did not have these financial instruments during 2009; therefore it did not have any impact in its statement of income for that year.

The net valuation effects of financial instruments for the years ended December 31, 2009, 2008 and 2007, were Ps. 66,451, Ps. 313,962 and Ps. (147,977), respectively.

12. Leases

a) Capital leases

As of December 31, 2009 there are contracts of capital leases of machinery and equipment for a 5 year period. The capital leases as of December 31, 2009 and 2008 are shown as follows:

	2009		2008
Financial leases provided by Bancomer, S.A. in June 2007, with maturity in January 2013 and an interest rate at TIIE plus 0.8%.	Ps.	221,550	Ps.	288,857
Financial leases provided by Bancomer, S.A. in September 2008, with maturity in October 2013 and interest rate at TIIE plus 0.8%.	44,524		53,725
Financial leases provided by Bancomer, S.A. in December 2008, with maturity in January 2014 and interest rate at TIIE plus 3.5%.	48,565		56,525
Financial leases provided by Bancomer, S.A. in March 2009, with maturity in April 2014 and interest rate at TIIE plus 3.5%.	19,481		—
Financial leases provided by Banco Itau, S.A. (Brazilian financial institution) from May through October 2009, with maturities from May through October 2012 at an average interest rate of 20.6%.	8,534		—
Financial leases provided by Banco Bradesco, S.A. (Brazilian financial institution) in November and December 2009 with maturities in November and December 2012 at an average interest rate of 14%.	18,751		—
Other	—		2,315
Interest payable	1,711		2,472
Total capital leases	363,116		403,894
Current portion of long-term capitalized leases	(108,437)		(89,255)
Total long-term capital leases	Ps.	254,679	Ps.	314,639

Minimum compulsory payments relating to these contracts as of December 31, 2009, including interest payable monthly, are as follows:

Year	Total
2010	Ps.	108,437
2011	115,904
2012	104,813
2013	30,851
2014	3,111
Total	Ps.	363,116

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

As of December 31, 2009 and 2008, the Company was in compliance with these financial covenants.

b) Operating leases

As of December 31, 2009 the Company had entered into agreements for the operating lease of machinery and equipment for a period of 5 to 6 years. The minimum compulsory payments relating to these agreements are as follows:

Year	2009
2010	Ps.	49,232
2011	46,065
2012	32,695
2013	20,494
2014	283
Total	Ps.	148,769

Operating leases expensed for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 50,426, Ps. 52,833 and Ps. 33,694, respectively.

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

As mentioned in Note 3, during 2008 the Company applied the provisions of new MFRS D-3, Employee Benefits which replaces the previous MFRS accounting Bulletin D-3, Labor Obligations. The most significant effects of its application were as follows:

i)                 Additional labor cost of Ps. 5,559 being recognized in its 2008 statement of income as compared to prior period.

ii)              Elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item. Upon the adoption of MFRS D-3 the Company reversed its intangible asset of Ps. 30,092 and additional liability of Ps. 34,189 resulting in a credit to shareholders equity of Ps. 4,097 in 2008.

As of December 31, 2009 and 2008 and for the years ended 2009, 2008 and 2007, the present values of these obligations and the rates used for the calculations are as follows:

	For the year ended December 31, 2009
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	23,428	Ps.	1,932	Ps.	25,360
Financial cost	10,605		478		11,083
Transition liability	3,643		140		3,783
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial gains	(3,437)		(825)		(4,262)
Net period cost	Ps.	40,580	Ps.	1,881	Ps.	42,461

	For the year ended December 31, 2008
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	14,002	Ps.	1,748	Ps.	15,750
Financial cost	9,084		309		9,393
Transition liability	3,643		139		3,782
Amortization of prior services and changes to the plan	9,144		306		9,450
Actuarial losses (gains)	78,392		(367)		78,025
Net period cost	Ps.	114,265	Ps.	2,135	Ps.	116,400

	For the year ended December 31, 2007
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	8,062	Ps.	1,182	Ps.	9,244
Financial cost	3,020		118		3,138
Transition liability	3,416		38		3,454
Actuarial losses	1,346		6		1,352
Inflation adjustment	1,135		93		1,228
Net period cost	Ps.	16,979	Ps.	1,437	Ps.	18,416

	Balances as of December 31, 2009
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	116,356	Ps.	5,273	Ps.	121,629
Transition liability	(10,930)		(418)		(11,348)
Prior services and changes to the plan	(17,900)		(594)		(18,494)
Non-recognized actuarial gain	6,286		114		6,400
Net projected liability	Ps.	93,812	Ps.	4,375	Ps.	98,187

	Balances as of December 31, 2008
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	112,617	Ps.	4,122	Ps.	116,739
Transition liability	(14,573)		(558)		(15,131)
Prior services and changes to the plan	(24,241)		(750)		(24,991)
Non-recognized actuarial gain	8,381		152		8,533
Net projected liability	Ps.	82,184	Ps.	2,966	Ps.	85,150

The changes in the balance of labor obligations for the years ended December 31, 2009, 2008 and 2007 are as follows:

	For the year ended December 31, 2009
	Severance pay		Seniority premium		Total
Initial balance	Ps.	82,184	Ps.	2,966	Ps.	85,150
Labor cost	23,428		1,932		25,360
Financial cost	10,605		478		11,083
Transition liability	3,643		140		3,783
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial gains	(3,437)		(825)		(4,262)
Benefits paid	(28,952)		(472)		(29,424)
Ending balance	Ps.	93,812	Ps.	4,375	Ps.	98,187

	For the year ended December 31, 2008
	Severance pay		Seniority premium		Total
Initial balance	Ps.	42,291	Ps.	2,617	Ps.	44,908
Labor cost	14,002		1,748		15,750
Financial cost	9,084		309		9,393
Transition liability	3,643		139		3,782
Amortization of prior services and changes to the plan	9,144		306		9,450
Actuarial losses	78,392		(367)		78,025
Benefits paid	(74,372)		(1,786)		(76,158)
Ending balance	Ps.	82,184	Ps.	2,966	Ps.	85,150

	For the year ended December 31, 2007
	Severance pay		Seniority premium		Total
Initial balance	Ps.	49,590	Ps.	2,685	Ps.	52,275
Labor cost	8,062		1,182		9,244
Financial cost	3,020		118		3,138
Transition liability	3,416		38		3,454
Actuarial losses	1,346		6		1,352
Inflation adjustment	1,135		93		1,228
Benefits paid	(24,278)		(1,505)		(25,783)
Ending balance	Ps.	42,291	Ps.	2,617	Ps.	44,908

The following is an analysis at December 31 of the Company’s liabilities that make up its labor obligations related to seniority premiums and employee termination payments for reasons other than corporate restructuring:

	Seniority premium						Severance pay
	Defined		Plan		Pending		Defined		Plan		Pending
	benefit		situation		amortized		benefit		situation		amortized
Year	obligations		deficit		Items		obligations		deficit		Items
2009	Ps.	5,273	Ps.	5,273	Ps.	1,176	Ps.	116,356	Ps.	116,356	Ps.	35,367
2008	4,122		4,122		1,156		112,617		112,617		30,443
2007	5,125		5,125		1,452		111,052		111,052		35,376
2006	2,685		2,685		1,305		55,469		55,469		39,967
2005	1,870		1,870		1,253		46,639		46,639		38,689

Beginning in 2008, the transition liability is being amortized over a five-year period.

The rates used in the actuarial analysis are as follow:

	2009	2008	2007
Discounts of labor obligations	8.50%	8.50%	5.25%
Salary increases	4.50%	4.50%	1.25%
Inflation rates	3.50%	3.50%	4.00%

14. Trade accounts payable

	2009		2008
Suppliers	Ps.	1,618,256	Ps.	2,680,141
Revolving credit lines *	220,853		996,534
Other creditors	394,372		329,178
Total accounts payable	Ps.	2,233,481	Ps.	4,005,853

* The Company established a trust that allows its suppliers and land suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera S.N.C. (“Nafinsa”). In relation to this program, the Company established a trust fund called Fideicomiso AAA-Homex with Nacional Financiera, S,N.C. (“Nafinsa”), which granted a line of credit for Ps.1,000,000 with a guarantee fund of Ps. 122,809 and Ps. 128,045, respectively (investment account), as of December 31, 2009 and 2008. Under this program, the AAA-Homex trust can make use of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company. As of December 31, 2009 and 2008, this factoring program encompassed approximately 4,270 and 3,895 suppliers and land suppliers, respectively, where the financing resources are covered by the suppliers themselves.

15. Land suppliers

	2009		2008
Short-term	Ps.	548,586	Ps.	2,326,036
Short-term revolving credit line *	789,640		—
Total short-term	Ps.	1,338,226	Ps.	2,326,036

Long-term	Ps.	74,659	Ps.	405,426

* See Note 14 above.

Land suppliers represent the outstanding balance payable to the Company’s suppliers of land currently in use or estimated to be developed. Long-term land suppliers represent payables with maturities of over twelve months.

16. Stockholders’ equity

a) Common stock issued at par value (historical Pesos) as of December 31, 2009 and 2008 is as follows:

	Number of Shares		Amount
	2009	2008	2009		2008
Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b) Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserve as of December 31, 2009 and 2008 amounted Ps. 105,602 and is included as part of the retained earnings.

c) The balances of the stockholders’ equity tax account as of December 31, 2009 and 2008 are:

	2009		2008
Contributed capital account	Ps.	4,107,124	Ps.	3,965,554

Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to income tax payable by the companies at the rate in force. At December 31, 2009 the Company’s CUFIN balance is Ps. 727,418.

d) On February 27, 2007, the Board of Directors authorized a stock option plan, as an incentive to key executives of the Company (see paragraph e) below).

e) As of December 31, 2009 and 2008, the Company has a stock option plan that consists of 1,072,432 and 999,200 approved stock options of the Company, respectively.

A total of 978,298 stock options were initially granted to the key executives. During 2007 these grants were made at an exercise price of 98.08 Mexican pesos, which was in excess of the shares’ underlying fair value at the grant date. During 2008, a total of 29,929 options were exercised, and 335,853 options were cancelled upon separation of the related employees. In addition, during 2009 the Company increased the number of shares available in the stock option plan by 73,232 and granted 321,549 options at an exercise price of 43.54 Mexican pesos.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expired after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company. Given the condition of the equity markets in 2008 and 2009, the Company’s Compensation Committee authorized the modification of the terms of the awards.  Specifically, the duration of the program for options granted up to December 31, 2008, was extended whereby the exercise of awards if not made in the previously specified period, could be exercised one year following but not later than December 31, 2010.

During 2009, the Company also made changes to the underlying option grants made in 2007 and 2009 so as for them to now be ultimately settled with issuance of Company shares rather than with the payment of Company cash.  Both of these events were considered substantive changes to the underlying terms of the previous stock option grants, and compensation expense related to these changes has been re-measured accordingly.

The following information is an analysis of stock option activity during the years:

	Options available for grant	Stock options outstanding	Average exercise price
Balance at January 1, 2007	—	—	—
Stocks repurchased for future grant	999,200	—	Ps.	99.42
Stock options granted	(978,298)	978,298	98.08
Balance at December 31, 2007	20,902	978,298	98.08
Stock options forfeited	335,853	(335,853)	98.08
Stock options exercised	29,929	(29,929)	98.08
Balance at December 31, 2008	386,684	612,516	98.08
Shares repurchased for future option grants	73,232	—	46.69
Stock options granted	(321,549)	321,549	43.54
Balance at December 31, 2009	138,367	934,065	Ps.	79.30

The weighted average exercise price of stock options outstanding as of December 31, 2009 is as follows:

	Number of options	Exercise price
Granted in 2007	612,516	Ps.	98.08
Granted in 2008	—	—
Granted in 2009	321,549	43.54
	934,065	Ps.	79.30

The average fair value of all the stock options granted was 15.63, 6.02 and 18.42 Mexican pesos per stock option, during the years ended December 31, 2009, 2008 and 2007, respectively.

Key assumptions used to calculate the fair value for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Expected dividend yield	0%	0%	0%
Expected stock price volatility	59.56%	72.21%	21.50%
Risk-free interest rate	5.54%	7.72%	8.10%
Expected life of options in years	3 years	2.5 years	2.1 years
Model used	Black Scholes Merton	Black Scholes Merton	Black Scholes Merton

Compensation cost related to vested stock option awards totaled Ps. 10,638 at December 31, 2009. Total compensation cost related to vested stock option awards not recognized was Ps. 3,687 and Ps. 18,019 at December 31, 2008 and 2007, respectively.

f) On September 26, 2007, Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca) declared dividends to its stockholders which included the Company and minority shareholders. Dividends paid to minority shareholders were Ps. 9,133 and have been reflected as a reduction of non-controlling interest in the accompanying consolidated financial statements.

g) On March 10, 2008, the Board of Directors authorized the Company to repurchase up to $250 million in treasury stock through market transaction. During the year ended December 31, 2009, the Company repurchased 49,500 treasury shares for Ps. 1,398. There was no repurchase of treasury stock during 2008.

h) As of December 31, 2009, 187,867 shares remain in treasury. As of December 31, 2008 and 2007 999,200 shares legally remain in treasury, respectively.

17. Foreign currency balances and transactions

a) As of December 31, 2009 and 2008, the foreign currency monetary position is as follows:

	2009				2008
	Thousands of U.S. dollars:		Thousands of Brazilian reals:		Thousands of U.S. dollars:		Thousands of Brazilian reals:
Monetary assets	US$	6,046	BR$	10,444	US$	6,014	BR$	23
Monetary liabilities	(563,074)		(69,880)		(298,270)		(5,140)
Monetary liability position, net	US$	(557,028)	BR$	(59,436)	US$	(292,256)	BR$	(5,117)
Equivalent in Mexican pesos	Ps.	(7,265,706)	Ps.	(446,858)	Ps.	(4,025,476)	Ps.	(30,113)

b) The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	(In Mexican pesos)
	December 31, 2009	December 31, 2008	June 29, 2010
U.S. dollar	13.0437	13.7738	12.8525
Egyptian pound	2.3921	2.5242	2.23611
Brazilian real	7.5183	5.8849	7.13686
Indian rupee	0.2788	0.2800	0.27596

18. Transactions and balances with related parties

a) The following agreements have been entered into with related parties:

The Company was a party to an administrative service agreement with two entities whose principal owners are officers of the Company (Serviasesorías and Administradores de la Empresa en Equipo), for which PICSA paid a 5% based on total expenses. The amounts paid under this agreement totaled Ps. 55,389 in 2007. No amounts were paid in 2009 and 2008. As of April 1, 2007, these companies entered in a liquidation process and the employees were transferred to subsidiaries of the Company.

b) For the years ended December 31, 2009 and 2008, there are no balances from/to related parties.

c) Compensation paid to the Company’s key managerial personnel or relevant directors is as follows:

	2009		2008		2007

Short and long-term direct benefits	Ps.	201,058	Ps.	191,148	Ps.	140,326
Termination benefits	6,508		35,276		40,781
Stock option compensation expense recorded	10,638		616		—
	Ps.	218,204	Ps.	227,040	Ps.	181,107

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

General description of the products or services

Mexico’s developer-built housing industry is divided into three segments according to cost:  affordable entry-level, middle-income, and residential. The prices of affordable entry-level segment range between Ps. 195 and Ps. 540; those of the middle-income segment are between Ps. 541 and Ps. 1,885 and those of the residential segment are above Ps. 1,885. The Company’s focus is to provide affordable entry-level and middle-income housing for its customers. Therefore, the operating segments that are presented in detail are the affordable entry-level and the middle-income segments, in conformity with guidelines of Bulletin B-5.

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2009, 2008 and 2007, affordable entry-level homes had an average price of approximately Ps. 284, Ps. 276 and Ps. 260, respectively. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2009, 2008 and 2007, middle-income homes had an average price of approximately Ps. 823, Ps. 817 and Ps. 781, respectively. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.

The following table shows the operating results by each segment identified as of December 31, 2009, 2008 and 2007:

Year ending December 31, 2009	Entry-level		Middle-income		Consolidated
Revenues	Ps.	15,193,178	Ps.	4,232,004	Ps.	19,425,182
Income from operations	2,479,386		690,624		3,170,010
Depreciation and amortization	378,093		105,316		483,409

Year ending December 31, 2008	Entry-level		Middle-income		Consolidated
Revenues	Ps.	14,511,293	Ps.	4,339,203	Ps.	18,850,496
Income from operations	2,309,116		690,477		2,999,593
Depreciation and amortization	327,185		97,836		425,021

Year ending December 31, 2007	Entry-level		Middle-income		Consolidated
Revenues	Ps.	12,545,899	Ps.	3,676,625	Ps.	16,222,524
Income from operations	2,616,011		766,628		3,382,639
Depreciation and amortization	233,337		68,380		301,717

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

The Company does not segregate its total assets by operating segment.

20. Operating expenses

	2009		2008		2007
Administrative	Ps.	1,332,178	Ps.	1,259,870	Ps.	855,687
Selling	1,083,524		1,026,722		849,784
Amortization expense of BETA trademark	91,054		91,054		92,958
	Ps.	2,506,756	Ps.	2,377,646	Ps.	1,798,429

The table below shows the most significant operating expenses:

	2009		2008		2007
Salaries and other benefits	Ps.	711,366	Ps.	614,560	Ps.	439,113
Office expenses	88,271		99,411		70,761
Advertising	72,044		203,211		31,997

21. Other income (expenses)

	2009		2008		2007
Brazilian settlement (1)	Ps.	—	Ps.	(48,536)	Ps.	—
Recovery of taxes (2)	—		—		394,510
Current profit-sharing	—		(67,707)		(30,684)
Deferred profit-sharing	—		(3,061)		—
Other income (expenses), net (3)	49,475		9,378		(154,603)
	Ps.	49,475	Ps.	(109,926)	Ps.	209,223

(1) See Note 25.

(2) During 2007, the Company recovered from tax authorities value-added tax related to the years 2006, 2005 and 2004.

(3) Includes a Ps. 65,917 expense recorded in 2007 related to the final outcome of litigation between the Company and BETA’s founders.

22. Interest expense

	2009		2008		2007
Interest expense related to senior guaranteed notes (1)	Ps.	—	Ps.	—	Ps.	141,532
Other interest expense	162,069		127,526		86,850
Commissions and financing costs (2) (3)	221,696		109,507		116,546
	Ps.	383,765	Ps.	237,033	Ps.	344,928

(1) As of December 31, 2009 and 2008 the interest expense related to senior guaranteed notes was Ps. 288,156 and Ps. 269,052, respectively; however due to the MFRS D-6 application, these amounts were fully capitalized in both years (see Note 6). As of December 31, 2007 the interest expense related to senior guaranteed notes was Ps. 290,509, of which Ps. 149,157 was capitalized, while Ps. 141,352 remained in the comprehensive financing cost. During 2007, the Company adopted the provisions of MFRS D-6, resulting in the capitalization of a portion of its net financing cost.

(2) Includes the commissions paid by the Company to INFONAVIT and Registro Único de Vivienda (RUV), when obtaining approval of individual financing for its customers. The commissions facilitate the home sales and cash inflows recovery, so the Company considers these commissions as part of the financing costs. The amounts expensed in 2009, 2008 and 2007 were Ps. 87,881, Ps. 75,818 and Ps. 65,585, respectively.

(3) Due to anticipated payments made by the Company of short-term lines of credit during December 2009 (see Note 10), the Company amortized Ps. 45,873 related to commissions previously capitalized in other assets.

23. Income tax, asset tax and Flat Rate Business Tax (IETU)

In accordance with Mexican tax law, the Company is subject to income tax (ISR), since 2008 Flat Rate Business Tax (“IETU”) and until 2007 asset tax (IMPAC) and files its tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements. The ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position.

The Company files ISR and IMPAC tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements.

On December 7, 2009 a tax reform bill was approved and published for 2010 fiscal year, which reforms, amends and annul certain tax dispositions and is applicable effective January 1, 2010.

This tax reform bill enacts an ISR rate increase that will be effective as follows:

a) for years 2010 to 2012, 30%;

b) for year 2013, 29%; and

c) for year 2014 and future years, 28%

In addition, certain changes to the consolidation regime will be effective; however, the Company is not subject to such regime.

IMPAC was calculated by applying 1.25% on the net average of the majority of restated assets less certain liabilities. The IMPAC was payable only to the extent that it exceeded ISR payable for the same period. Any required payment of IMPAC was creditable against the excess of ISR over IMPAC of the following ten years.

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

a) As of December 31, 2009, 2008 and 2007 the ISR consist of the following:

	2009		2008		2007
ISR:
Current	Ps.	279,974	Ps.	141,569	Ps.	132,873
Deferred	903,018		570,606		818,407
	Ps.	1,182,992	Ps.	712,175	Ps.	951,280

To determine deferred ISR as of December 31, 2009 and 2008, the Company applied the different tax rates that will be in effect beginning in 2010, to temporary differences according to their estimated dates of reversal.

b) The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before the ISR is:

	2009	2008	2007
	%	%	%
Statutory rate	28	28	28
Add (deduct) effect of permanent differences mainly:
Nondeductible expenses	3	1	1
Difference between book and tax inflation effects	5	2	2
Recovered added-value tax	—	—	(2)
Effect of change in statutory rate on deferred ISR	3	—	—
Effective tax rate	39	31	29

The effect of change in the statutory rate on deferred ISR represented an additional charge in the consolidated statement of income for 2009 of Ps. 78,624.

c) At December 31, 2009 and 2008 the main items comprising the asset (liability) balance of deferred ISR are:

	2009		2008
Deferred ISR:
Effect of tax loss carryforwards	Ps.	617,150	Ps.	994,555
Other creditors	423,148		473,756
Allowance for doubtful accounts	31,485		13,491
Labor obligations	23,565		23,842
Asset tax recoverable	10,873		10,802
PTU liability incurred	5,087		19,141
Unbilled revenues on developments in progress	(3,654,944)		(2,959,612)
Construction-in-process, inventories and taxable inventory (1)	(1,204,074)		(1,713,702)
Property and equipment	(68,429)		(166,542)
Other assets	(66,668)		(86,696)
Prepaid expenses	(2,808)		(3,063)
Derivative financial instruments	(1,312)		(18,473)
Deferred ISR liability	(3,886,927)		(3,412,501)
Valuation allowance (see paragraph f below)	(421,843)		—
Total deferred liability, net	Ps.	(4,308,770)	Ps.	(3,412,501)

Asset	Ps.	643,640	Ps.	328,598
Liability	(4,952,410)		(3,741,099)
	Ps.	(4,308,770)	Ps.	(3,412,501)

(1)           In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and inventory purchases and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to include the December 31, 2004 inventory balance into taxable revenue. However, as result of the interpretation of the transition rules established by the MITLA, the Company did not include its inventory balance at December 31, 2004. Consequently, the Company recorded a taxable inventory as a deferred tax liability of Ps. 156,555 and Ps. 125,245 as of December 31, 2009 and 2008, respectively. This taxable inventory relates to the inventory item and tax law change described above as it is the source of income on which the Company did not pay taxes.

d) As of December 31, 2009 the tax loss carryforward expiring in the following ten years amounted to Ps. 2,071,753.

i.                              The asset tax, which is a minimum income tax, was payable based on 1.25% of the average value of most assets net of certain liabilities. The balances as of December 31, 2009 and 2008 of the asset tax were Ps. 10,873 and Ps. 10,802, respectively.

ii.                           The loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions.  Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered, subject to certain conditions. The amounts as of December 31, 2009 and expiration dates are:

	Tax Loss		Recoverable
Year of Expiration	Carry-forwards		IMPAC
2012	Ps.	—	Ps.	364
2013	—		1,175
2014	—		2,186
2015	—		1,555
2016	78,857		1,468
2017	55,419		4,125
2018	909,997		—
2019	1,027,480		—
	Ps.	2,071,753	Ps.	10,873

e) The Federal tax authority has the right to perform reviews of the taxes paid by Mexican companies for a period of five years; therefore tax years beginning with 2004 are subject to possible review.

f) The Company has taken certain positions in its annual tax returns which are classified as uncertain tax positions for financial reporting purposes.  Specifically, uncertain tax positions currently outstanding relate to the Company’s interpretation of the MITLA related to the inclusion of certain debts in the calculation of the inflation adjustment, and the deduction of land by real estate developers.  As of December 31, 2008, amounts related to uncertain tax positions totaled Ps. 102,969. As of December 31, 2009, uncertain tax positions result in Ps. 421,843 in deferred tax assets which have been provided for through a full valuation allowance, and an additional current liability in the amount of Ps. 248,781.

24. Subsequent events

a) On March 22, 2010, the Company, through its subsidiary Homex India Private Limited executed a Memorandum of Understanding with Puravankara Projects Limited, an Indian private limited company, in which they have established the rules in principle for the formation of a non — exclusive Joint Venture company to undertake projects in the affordable entry-level housing segment in India. The first project of the Company consists of 1,323 units and is expected to be in the metro area of Chennai, in South India.

b) On January 15, 2010, the Company deposited the remaining US$4.5 million into an escrow account in relation to a contemplated acquisition (see Note 25).

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

Insurance coverage expensed for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 3,226, Ps. 2,904 and 4,371, respectively.

Settlement of Contingency

In July 2007, the Company entered into a Quota holders’ Agreement with Empreendimentos Imobiliarios Limitada (“E.O.M”), pursuant to which the Company agreed to contribute 67% and E.O.M. agreed to contribute 33% of the projected 4.0 million Brazilian Reals capital stock of Homex Brasil Incorporacoes and Construcoes Imobiliarios Limitada. Following disagreements with E.O.M., the Company exercised its right to withdraw from the Quota holders’ Agreement.

In November 2008, the Company reached an agreement (“Brazilian settlement”) to end the Quota holders’ Agreement entered into with E.O.M in July 2007, and terminate all litigation that had been taking place in the previous months. The settlement of the dispute included the purchase of the 33 % interest of members of the Khafif family in Homex Brasil, through E.O.M., for 8,352,941 Brazilian Reals, equivalent to approximate Ps. 48,536, of which 5.2 million (Ps. 25,030) has been paid as of December 31, 2009 (Ps. 11,730 was paid as of December 31, 2008). The remaining balance will be paid in two equal payments in the months of April and October of 2010. The Company has treated the 2008 step acquisition of this non-controlling interest as a transaction between entities under common control, as is appropriate under MFRS. Because E.O.M. had negligible identifiable tangible or intangible assets as of the date of the transaction, the Company has recognized the entire amount of this transaction as a settlement expense (other expense) in the statement of income for 2008 (See Note 21).

The Company now operates in Brazil through its 100% subsidiary.

Commitment

On December 22, 2009 the Company entered into an Equity Interest Purchase Agreement of three companies (all together Loreto Companies). Depending on certain conditions described in the paragraph below, the Company will acquire through the Loreto Companies different assets (hotel, golf course and land) that combined represent approximately 950,000 square meters in the touristic project known as Loreto Bay in Loreto, Baja California Sur. The developable portion of such assets is in the range of 325,000 square meters.

The purchase price agreed for the above mentioned transaction is US$ 22.5 million to be paid to the Sellers upon the Company’s satisfaction of diverse legal requirements, of which the most relevant is to evidence that the title of the assets transferred to the entities that will own them, is free and clear from any encumbrance.

In accordance to the terms of the agreement, the Company was to deposit US$ 5 million into an escrow account. At the date of the financial statements, the Company has deposited US$ 500,000; the rest was deposited on January 15, 2010 as explained in Note 24 above.

Through its tourism division the Company intends to develop (in the above mentioned developable area) 1,100 units.

Other Contingencies

The Company is party to various legal disputes as a result of the normal course of construction business.   The Company is of the opinion that the ultimate outcome of such matters will not have a material adverse impact on the Company’s consolidated financial statements.

26. New accounting principles

In December 2008 and 2009, the following new accounting standards were issued under MFRS. Two of these standards were adopted by the Company on January 1, 2010 and the rest will be adopted on January 1, 2011. At the date of the financial statements, the Company is evaluating the effect of the observance that these new accounting standards will have on the Company’s consolidated results of operations and financial position; as well as disclosures to the consolidated financial statements.

Effective in 2010:

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

Due to the application of this Interpretation, effective January 1, 2010, the Company will stop recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company will begin to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” in which revenues, costs and expenses should be recognized, when all of the following conditions are fulfilled:

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

This Interpretation will be adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with its 2010 consolidated financial statements. The Company has estimated that the application of

IMFRS 14 to the consolidated financial statements would have had the following effects with respect to the year ended December 31, 2009:

•                  sales would have decreased 11.1% from Ps. 19,425.2 million to Ps. 17,277.7 million;

•                  operating income would have decreased 17.4% from Ps. 3,170.0 million to Ps. 2,618.3 million;

•                  net income would have decreased 20.9% from Ps. 1,829.9 million to Ps. 1,446.9 million; and

•                  total stockholders’ equity as of December 31, 2009 would have decreased 15.8% from Ps. 12,988.0 million to Ps. 10,935.7 million.

In addition, the application of IMFRS 14 to the consolidated financial statements would have had the following effects as of December 31, 2009: (i) a decrease in accounts receivable for the developments in progress, (ii) an increase in inventories consisting of housing under construction, (iii) a decrease in deferred income taxes for net income attributable to housing not yet titled, (iv) an increase in prepaid expenses and other current assets for the sales commissions paid in advance and (v) a decrease in stockholders’ equity as indicated above.

MFRS C-1, Cash and cash equivalents

This MFRS replaces MFRS C-1, Cash and describes general rules for the valuation, presentation and disclosure of cash and cash equivalents items that are included in a Company’s balance sheet.

The main changes of this MFRS are as follows: (a) set a new name for this MFRS, from Cash to Cash and Cash Equivalents; (b) addresses the restricted cash presentation in the financial statements; and, (c) set and defines new terms like: temporary investments, acquisition costs, cash equivalents, restricted cash, net realizable value, nominal value, and fair value.

Effective in 2011 and 2012:

MFRS B-5, Reporting Financial Information by Segment

This MFRS replaces MFRS B-5, Reporting Financial Information by Segment and establishes the criteria to identify the entity’s segments to disclose as well as the disclosures about those segments. In addition, establishes disclosure requirements of certain of the Entity’s information.

The main changes of this MFRS are as follows: (a) MFRS B-5 includes a managerial approach, while previous MFRS B-5, although it referred to managerial approach, required that the information to disclose were referred to identified segments based on the products or services, geographical areas and customers homogenous groups, also requiring that that information would be segregated in primary and secondary information; (b) new MFRS does not require that business areas are subject to different risks amongst them, in order to qualify as operative segments, while previous MFRS B-5 did; (c) in accordance to new MFRS B-5, business areas in development stage could be catalogued as operative segment, while previous MFRS B-5 required operative segments to generate revenues; (d) MFRS B-5 requires to disclose by segments income interest and interest expense, as well as other comprehensive financial cost items, while previous MFRS B-5 did not require this information; and (e) MFRS B-5 requires to disclose the amounts of liabilities that are included in the usual information of an operative segment that the Company normally uses to make decisions, while previous MFRS B-5 did not require this and let management the option to do so or not.

International Financial Reporting Standards (IFRS)

On January 27, 2009 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV) established through the Federation Official Gazette the requirements for listed companies to prepare and present their financial information under IFRS beginning in 2012. Likewise it was specified that early adoption for the years

2008, 2009, 2010 and 2011 is allowed. The Company has yet to determine the exact date on which it will adopt IFRS, although it will naturally occur on or prior to the date required.

27.    Summary of differences between Mexican Financial Reporting Standards (MFRS) and US GAAP

The consolidated financial statements of the Company are prepared in accordance with MFRS, which vary in certain significant respects from US GAAP. A reconciliation of the reported net income, equity and comprehensive income to US GAAP is presented in Note 28a and b.

Effective January 1, 2008, and as a result of adopting Standard B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the restated amounts of all non-monetary items as their carrying basis as of January 1, 2008. The Company has not reconciled inflation adjustments recorded prior to 2008, nor has it reconciled inflation adjustments still included in its non-monetary items, including depreciation.

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or “ASC” for short, on January 15, 2008 and it became effective in the summer of 2009. At that time all previous US GAAP reference sources became obsolete. The ASC organizes thousands of U.S. GAAP pronouncements under approximately 90 accounting topic areas.  The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the SEC. Below are references to various ASC’s, and their former US GAAP references.

The differences between MFRS and US GAAP included in the reconciliation that affect the accompanying consolidated financial statements of the Company are as follows:

a)             Revenue and cost recognition

The substantial majority of the Company’s revenues are derived from the construction of homes on Company owned land, and the related sale of such homes. Under US GAAP, the Company recognizes these revenues pursuant to ASC 360.20 (formerly FAS 66 Accounting for Sales of Real Estate Sales). Such revenues are recognized when all of the following events occur:

•  a sale is consummated;

•  a significant initial consideration is received (when applicable);

•  the earnings process is complete and the collection of any remaining receivables is reasonably assured.

All such conditions typically occur at the time the title passes to the homebuyer, and he has the legal right to take possession of this property.

In situations where the Company sells customers a house with incremental improvements beyond the “basic” house, the Company recognizes amounts from the customer on a cash-basis when received, which is essentially cost recovery accounting.

Under MFRS, the Company uses the percentage-of-completion method of accounting to account for housing project revenues and costs related to housing construction; progress towards completion is measured in terms of comparing the actual costs incurred to the estimated total cost of a project.

Approximately Ps. 198,755 of the Company’s revenues during the year ended December 31, 2009 were derived from construction services performed pursuant to a formal contract with the Mexican Government, on Mexican Government owned land.  Such revenues have been accounted for US GAAP purposes under a percentage-of-completion method of accounting pursuant to ASC 605.35 (formerly SOP 81-1 — “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”), consistent with MFRS.

A reconciling item for the incremental revenues and costs associated with the above differences is included in the US GAAP reconciliation of net income and equity for all periods presented.

b)         Deferred income taxes

The Company follows ASC740.10 (formerly SFAS No. 109, “Accounting for Income Taxes”) for US GAAP purposes, which differs from the MFRS. Under MFRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

As a result of the differences related to the recognition of revenue, costs and interest capitalization as described below, the related deferred income tax presented under MFRS is different from the effect calculated in accordance with US GAAP.

Below is a reconciliation of deferred tax balances between MFRS and USGAAP:

	2009		2008
Deferred income tax liability according to MFRS, net	Ps.	4,308,770	Ps.	3,412,501
Effect of US GAAP adjustments:
Accounts receivable	(3,766,913)		(2,989,550)
Inventories	2,852,227		2,225,359
Other, net	(6,798)		(8,845)
Deferred income tax liability according to US GAAP, net	Ps.	3,387,286	Ps.	2,639,465

Deferred income tax balance sheet classification:

	2009				2008
	Current		Non-current		Current		Non-current

Deferred tax assets	Ps.	630,592	Ps.	225,670	Ps.	2,006,768	Ps.	1,027,242
Deferred tax liability	(4,242,236)		(1,312)		(5,512,244)		(161,231)
Net deferred tax (liability) asset	Ps.	(3,611,644)	Ps.	224,358	Ps.	(3,505,476)	Ps.	866,011

At December 31, 2009 and 2008, the Company had Ps.224,358 and Ps. 866,011, respectively, of net long-term deferred tax assets. These amounts include net operating loss carryforwards as disclosed in Note 23. The Company believes that it is more likely than not those amounts will ultimately be recovered, primarily through the reversal of deferred tax liabilities. Accordingly, no valuation allowance has been provided under US GAAP for these amounts.

c)             Statement of cash flows

Until the year ended December 31, 2007 under MFRS, the Company presented a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position” (B-12), which identified the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. B-12 also required that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations. Effective January 1, 2008, MFRS B-2, “Statement of Cash Flows” was issued to replace Bulletin B-2. This standard establishes that the statement of changes in financial position is substituted by a statement of cash flows as part of the basic financial statements. The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended December 31, 2007 include a statement of changes in financial position, as previously established by Mexican accounting Bulletin B-12.

In accordance with US GAAP the Company follows the requirements of ASC230.10 (formerly SFAS No. 95, “Statement of Cash Flows”), excluding the effects of inflation. Refer to the Company’s condensed USGAAP statement of cash flow below.

d)         Classification differences

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

Under MFRS, profit- sharing costs are considered as an “other expense” For USGAAP purposes, employee statutory profit-sharing is classified as an operating expense.

Under MFRS, Ps. 48,536 and Ps. 99,808 of other expenses were reclassified to operating expenses for US GAAP purposes in 2008 and 2007, respectively.

e)          Backlog

The amount of backlog recorded in the Company’s 2006 purchase accounting under US GAAP differed from the amount reported under MFRS. This backlog has been fully amortized as of December 31, 2009, and thus the difference in equity presented below essentially relates to differences in the carrying value of goodwill between MFRS and US GAAP.

f)             Inventory

Inventories under US GAAP are stated at cost, based on the average cost method. Inventories as of December 31, 2009 and 2008 are as follows:

	2009		2008
Land:
Titled land	Ps.	9,937,437	Ps.	7,742,436
Contracted land	2,673,289		4,939,990
	12,610,726		12,682,426
Land held for future developments	(10,912,389)		(9,254,469)
Land	1,698,337		3,427,957

Other inventories:
Construction-in-process	10,727,532		8,612,476
Construction materials	512,355		638,488
Total other inventories	11,239,887		9,250,964
Total inventories	Ps.	12,938,224	Ps.	12,678,921

g)          Goodwill

The amount of goodwill under US GAAP related to a 2006 acquisition is greater than that reported under MFRS, due to the difference in the revenue recognition methods between MFRS and US GAAP.

Goodwill is not amortized.  However, it is subject to annual impairment tests as required by ASC 350.10 (formerly SFAS 142), and is adjusted for any impairment losses. Goodwill is allocated to the affordable entry-level segment.

h)          Labor obligations

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

Severance indemnities: Under MFRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial valuations. Recognition criteria under US GAAP are established in ASC712.10 (formerly SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”), which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. MFRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees, but beginning January 1, 2008 the transition obligation must be amortized at most in five years. However, US GAAP required the Company to recognize such effect upon initial adoption under ASC715.10, which results in an immaterial difference in the amount recorded under the two accounting principles.

Prior to the adoption of ASC715 (formerly SFAS No. 158), there was no difference in the liabilities recorded for pension plans and seniority premiums between MFRS and US GAAP.

	2009		2008
Unrecognized items:
Transition obligation	Ps.	9,613	Ps.	11,251
Prior service cost	9,522		10,691
Net actuarial loss	(17,634)		(5,603)
Unrecognized items	Ps.	1,501	Ps.	16,339

For purposes of determining the cost of our pension plans, seniority premiums and severance indemnities under US GAAP, the Company uses a December 31 measurement date for its seniority premiums and severance indemnities.

	2009		2008
Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	116,749	Ps.	116,177
Net periodic cost	49,152		105,300
Benefits paid	(29,424)		(76,158)
Other comprehensive income	(14,838)		(28,570)
Unfunded status	Ps.	121,639	Ps.	116,749

Net periodic costs for 2009, 2008 and 2007 are summarized below:

	2009		2008		2007
Integration of Net Periodic Costs:
Labor cost	Ps.	25,360	Ps.	15,750	Ps.	10,033
Financial cost	11,083		9,393		5,378
Amortization of transition liability	1,639		1,639		13,473
Actuarial losses	9,902		78,518		6,243
Amortization of prior services adjustments	1,168		—		—
Net periodic costs	Ps.	49,152	Ps.	105,300	Ps.	35,127

i)           Disclosure about fair value of financial instruments

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 was later codified into ASC 820.10. ASC 820.10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

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

When possible the Company uses quoted prices to determine fair value. Where quoted prices are not available, the fair value is internally derived based upon appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value presented herein is based on information available at December 31, 2009 and 2008. Although management is not aware of any factors that would be significantly affect the fair value amounts, such amounts have not been updated since those dates. Therefore the current estimates of fair value at dates after December 31, 2009 and 2008 could differ significantly from these amounts.

The fair value of total debt, excluding capital leases and interest payables, is estimated for variable rate debt whereby changes in interest rates generally do not impact the fair value of the debt instrument, and quoted market prices are used for senior guaranteed notes at December 31, 2009 and 2008. As of December 31, 2009 and 2008, the carrying value of total debt is Ps.10,005,640 and Ps. 7,332,999, respectively. The fair value is Ps.9,484,226 at December 31, 2009 and Ps. 5,625,724 at December 31, 2008.

The Company’s estimate of the derivative’s fair value was made using Level 2 evidence as per the ASC820.10 hierarchy discussed above.

ASC 820.10 requires the fair value of an asset or liability to be determined based on the assumptions that market participants would use in pricing the asset or liability. Therefore, if market participants would consider counterparty credit risk in pricing the derivative contract, then an entity’s valuation methodology under US GAAP should incorporate the effect of this risk on fair value.   MFRS does not specifically require the inclusion of the counterparty’s credit risk in the computation of fair value.   The Company has incorporated the counterparty credit risk into the valuation of their derivative positions under US GAAP, but not under MFRS.

The Company determined the US GAAP fair value of its principal-only and interest-only swaps as of December 31, 2009 to be Ps. 191,369, resulting in a difference of Ps. 72,285 from the carrying value of Ps.119,084  shown in the December 31, 2009 MFRS balance sheet.   Differences attributable to counterparty credit risk were immaterial during periods prior to 2009, and thus have not been reflected as reconciling items in those years.

j)           Prepaid sales commissions

The amortization of the prepaid sales commission expense asset is based on an amortization methodology tied to MFRS revenue recognition (percentage-of-completion). For US GAAP purposes this prepaid expense is amortized linked to the revenue recognition method applied under ASC No. 360.20.

k)         Capitalization of net comprehensive financing cost

Under MFRS, the capitalization of net comprehensive financing cost (interest, foreign exchange gains and losses and monetary position gains and losses) incurred to finance investment projects is capitalized starting in 2007.

Under US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. The Company applies the weighted-average interest rate on all outstanding debt to the balance of construction-in-progress additions during the period. Accordingly, a reconciling item for the capitalization of interest is included in the US GAAP reconciliation of net income and equity, and the effect of interest capitalized to the cost of inventories is included within operating income for US GAAP purposes.

l)             Commitments and contingencies

The Company holds insurance that covers defects, hidden or visible, during construction and which also covers the warranty period provided by the Company to home buyers. As mentioned in Note 25 to the financial statements, the Company provides a two year warranty to all of our customers. This warranty could apply to damages derived either from Company operations or from defects in materials supplied by third parties (such as electrical installations, plumbing, gas, waterproofing, etc.) or other circumstances outside the Company’s control.

For manufacturing defects, the Company does not recognize a warranty accrual in the accompanying consolidated financial statements since it obtains a security bond from our contractors to cover the claims related to their work. The Company withholds a guarantee deposit from them, which is reimbursed to the contractors once the warranty for manufacturing defects period expires. The Company believes that at December 31, 2009 and 2008, there were no unrecorded losses with respect to these warranties.

28.       Reconciliation of MFRS net income and equity to US GAAP net income and equity and the presentation of condensed financial statements in accordance with US GAAP.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — an amendment of ARB No. 51” (“FAS 160”). FAS 160 was codified as a component of ASC 810.10. ASC 810.10 requires non-controlling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. Additionally, consolidated net income shall be adjusted to include the net income attributed to the non-controlling interest. The consolidated cumulative other comprehensive income shall be adjusted to include the net income attributed to the non-controlling interest.

Accordingly, in 2009 no further classification difference exists related to non-controlling interests. Previous year’s reconciliations of net income and equity presented below have been retrospectively adjusted (reclassified) for all periods to reflect the adoption of ASC 810.10. The adoption of this new guidance resulted in a retrospective adjustment of equity and income statement, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	Ps.	246,343	Ps.	(246,343)	Ps.	—
Equity	9,247,218		246,343		9,493,561
Net income	567,782		38,131		605,913

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	Ps.	208,212	Ps.	(208,212)	Ps.	—
Equity	8,627,504		208,212		8 835,716
Net income	1,667,234		128,612		1,795,846

a.          Reconciliation of Consolidated Net Income for the Year

	2009		2008 (reclassified)		2007 (reclassified)
Consolidated net income according to MFRS	Ps.	1,829,927	Ps.	1,619,007	Ps.	2,361,678

US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 27a)	(1,767,542)		(3,957,078)		(2,366,873)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 27a)	1,214,675		2,617,373		1,608,498
Amortization of backlog (Notes 27e)	—		—		(16,747)
Labor obligations (Note 27h)	(6,692)		11,109		(17,416)
Capitalization of interest (Note 27k)	159,215		(203,914)		(261,734)
Deferral of unsecured homebuyers’ receivables	(37,712)		(8,705)		3,451
Deferral of future involvement	(365)		3,529		2,119
Prepaid sales commissions (Note 27j)	32,337		71,449		36,825
Fair value adjustment to financial instruments (Note 27i)	(72,285)		—		—
Other items	—		29,667		—
Effects of inflation on US GAAP adjustments	—		—		203,634
Total US GAAP adjustments before tax effects	(478,369)		(1,436,570)		(808,243)
Tax effects on US GAAP adjustments	148,448		423,476		242,411
Total US GAAP adjustments	(329,921)		(1,013,094)		(565,832)

Net income according to US GAAP	Ps.	1,500,006	Ps.	605,913	Ps.	1,795,846

b.             Reconciliation of Consolidated Equity

	2009		2008 (reclassified)		2007 (reclassified)
Consolidated equity according to MFRS	Ps.	13,222,963	Ps.	11,517,257	Ps.	9,841,130
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting (Note 27a)	(12,604,856)		(10,837,314)		(6,880,237)
Reversal of cost recognized under percentage-of-completion method of accounting (Note 27a)	9,152,646		7,937,971		5,320,597
Backlog (Note 27e)	(237,001)		(237,001)		(237,001)
Labor obligations (Note 27h)	(23,442)		(31,589)		(67,175)
Prepaid sales commissions (Note 27j)	227,566		195,229		123,782
Deferral of unsecured homebuyers’ receivables of the year	(109,328)		(71,616)		(62,911)
Deferral of future involvement	(2,291)		(1,926)		(5,455)
Acquisition of non controlling interest	79,437		79,437		79,437
Fair value adjustment to financial instruments (Note 27i)	(72,285)		—		—
Capitalization of interest (Note 27k)	173,808		14,593		218,506
Goodwill, net (Note 27g)	86,754		86,754		86,754
Total US GAAP adjustments before tax effects	(3,328,992)		(2,865,462)		(1,423,703)
Tax effects on US GAAP adjustments	990,214		841,766		418,289
Total US GAAP adjustments	(2,338,778)		(2,023,696)		(1,005,414)

Equity according to US GAAP	Ps.	10,884,185	Ps.	9,493,561	Ps.	8,835,716

c.          Reconciliation of Consolidated Comprehensive Income

	2009		2008 (reclassified)		2007 (reclassified)
Consolidated net income according to MFRS	Ps.	1,829,927	Ps.	1,619,007	Ps.	2,361,678

Comprehensive income adjustments	(42,400)		23,362		(481)

Labor obligations	14,838		28,570		(22,896)

Financial instruments	(87,872)		—		—

Net US GAAP adjustments:
Net income	(329,921)		(1,013,094)		(565,832)

Comprehensive income according to US GAAP	Ps.	1,384,572	Ps.	657,845	Ps.	1,772,469

d.                            Condensed Consolidated Balance Sheets according to US GAAP

	2009		2008 (reclassified)
Assets
Current assets	Ps.	18,389,873	Ps.	18,052,424
Land for development	10,912,389		9,254,469
Property and equipment	1,110,582		1,402,928
Goodwill	650,344		650,344
Other assets	550,064		1,414,114

Total assets	Ps.	31,613,252	Ps.	30,774,279

Liabilities and equity
Current liabilities	Ps.	10,625,255	Ps.	14,274,161
Long-term liabilities	10,103,812		7,006,557
Equity	10,884,185		9,493,561

Total liabilities and equity	Ps.	31,613,252	Ps.	30,774,279

e.                             Condensed Consolidated Statements of Operations according to US GAAP

	2009		2008 (reclassified)		2007 (reclassified)
Revenues	Ps.	17,615,888	Ps.	14,884,701	Ps.	13,849,728
Costs	12,658,080		10,398,464		9,814,725
Gross profit	4,957,808		4,486,237		4,035,003
Operating income	2,527,445		2,108,793		2,116,650
Income before income taxes	2,534,550		894,612		2,504,715
Income taxes	1,034,544		288,699		708,869
Consolidated net income according to US GAAP	Ps.	1,500,006	Ps.	605,913	Ps.	1,795,846
Less: income attributable to the non-controlling interests	(11,351)		38,131		128,612
Net income attributable to the controlling interests	Ps.	1,511,357	Ps.	567,782	Ps.	1,667,234
Consolidated net income according to US GAAP	Ps.	1,500,006	Ps.	605,913	Ps.	1,795,846
Other comprehensive income	(115,435)		51,932		(23,377)
Consolidated comprehensive income	1,384,571		657,845		1,772,469
Less: comprehensive income attributable to the non-controlling interest	(11,351)		38,131		128,612
Comprehensive income attributable to the controlling interest	Ps.	1,395,922	Ps.	619,714	Ps.	1,643,857
Weighted average shares outstanding (in thousands)	334,830		334,870		335,688
Earnings per share of controlling interest according to US GAAP (basic and diluted)	Ps.	4.51	Ps.	1.70	Ps.	4.96

f.                            Condensed statements of cash flows according to US GAAP

Under MFRS, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under US GAAP (ASC230), statements of cash flows present only cash items and exclude non-cash items. ASC 230 does not provide guidance with respect to inflation-adjusted financial statements. The differences between MFRS and US GAAP in the amounts reported are mainly due to: (i) the treatment of restrictive cash balances, (ii) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, and (iii) the recognition in operating, financing and investing activities of the US GAAP adjustments, and the presentation of short-term debt activity with financing activities.

The following cash flow statements were prepared in accordance with ASC230 provided by operating, financing and investing activities, giving effect to the US GAAP adjustments, excluding the effect of inflation required by Bulletin B-10. The following information is presented in thousands of historical pesos and is not presented in pesos of constant purchasing power:

	2009		2008 (reclassified)		2007 (reclassified)
Operating activities:
Adjusted consolidated net income	Ps.	1,500,006	Ps.	605,913	Ps.	1,795,846
Non-cash items:
Depreciation	371,402		323,727		175,717
Deferred income tax and statutory profit-sharing	781,178		150,191		575,996
Share-based payment transactions	10,638		—		—
Amortization	91,054		91,054		106,566
Exchange (gain) loss	(184,346)		715,500		20,000
Change in valuation effects of derivative instruments	66,451		313,962		(139,749)
Changes in operating assets and liabilities	(2,964,381)		(6,003,726)		(1,952,405)
Net cash flows (used in) provided by operating activities	(327,998)		(3,803,379)		581,971

Investing activities:
Investments in:
Property and equipment	(95,465)		(575,379)		(680,748)
Restricted cash	(1,297)		28,045		(119,855)
Net cash flows used in investing activities	(96,762)		(547,334)		(800,603)

Financing activities:
Short-term (payments) borrowings, net	(1,672,256)		1,143,732		—
Proceeds from long-term borrowings	4,168,004		2,377,795		2,647,276
Repayments of long-term borrowings	(84,468)		(237,508)		(2,408,739)
Shares repurchased for employee stock option plan	(4,586)		—		(99,342)
Dividends paid by subsidiary	—		—		(9,133)
Net cash flows provided by financing activities	2,406,694		3,284,019		130,062

Net increase (decrease) in cash and cash equivalents	1,981,934		(1,066,694)		(88,570)
Cash and cash equivalents at the beginning of the year	1,140,140		2,206,834		2,295,404
Cash and cash equivalents at the end of the year	Ps.	3,122,074	Ps.	1,140,140	Ps.	2,206,834

Supplemental cash flow information:
Interest paid	Ps.	874,911	Ps.	665,807	Ps.	399,943
Income tax paid	Ps.	16,403	Ps.	123,351	Ps.	132,873
Income tax recovered	Ps.	59,675	Ps.	—	Ps.	—
Non-cash financing activities:
Capital lease obligation incurred	Ps.	47,035	Ps.	97,131	Ps.	350,331

g.           Consolidated Statements of Changes in Equity according to US GAAP

	Common Stock		Additional paid-in capital		Treasury stock (Note 16)		Retained earnings		Other comprehensive income		Equity of non- controlling interest		Equity		Comprehensive income of the year
Balances as of January 1, 2007	Ps.	528,011	Ps.	3,280,222	Ps.	—	Ps.	3,296,218	Ps.	(21,462)	Ps.	79,600	Ps.	7,162,589	Ps.
Shares repurchased for employee stock option plan					(99,342)								(99,342)
Comprehensive income adjustment									(481)				(481)		(481)
Labor obligations									(22,896)				(22,896)		(22,896)
Net income							1,667,234				128,612		1,795,846		1,795,846
Balances as of December 31, 2007	528,011		3,280,222		(99,342)		4,963,452		(44,,839)		208,212		8,835,716		1,772,469
Comprehensive income adjustment									23,362				23,362		23,362
Labor obligations									28,570				28,570		28,570
Net income							567,782				38,131		605,913		605,913
Balances as of December 31, 2008	528,011		3,280,222		(99,342)		5,531,234		7,093		246,343		9,493,561		657,845
Shares repurchased for stock option plan					(4,586)								(4,586)
Share-based compensation transactions			10,638										10,638
Changes in fair value of derivative instruments									(87,872)				(87,872)		(87,872)
Labor obligations									14,838				14,838		14,838
Net income							1,511,357		(42,400)		(11,351)		1,457,606		1,457,606
Balances as of December 31, 2009	Ps.	528,011	Ps.	3,290,860	Ps.	(103,928)	Ps.	7,042,591	Ps.	(108,341)	Ps.	234,992	Ps.	10,884,185	Ps.	1,384,572

29.                               Additional US GAAP disclosure information

a) Accounting for uncertainty in income taxes

The Company adopted the provisions of ASC740 (formerly FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” (FIN48) as of January 1, 2007). The adoption of ASC740 did not have an impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption,

The Company establishes reserves to remove some or all of the tax benefit of any of tax positions at the time it determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) the Company presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

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

b) Recent accounting pronouncements

U.S. GAAP

The most relevant US GAAP standards that came into force in each of the three years ended December 31, 2009 are described below:

In 2009:

ASC 810.10 (formerly FAS 160)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — an amendment of ARB No. 51” (“FAS 160”). FAS 160 was codified as a component of ASC 810.10. ASC 810.10 requires non-controlling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity.

This new guidance is effective for fiscal years beginning after December 15, 2008. The Company’s US GAAP financial information included in Note 28 has been retrospectively adjusted for all periods to reflect the adoption of ASC 810.10.

ASC 805.10 (formerly FAS 141 (R))

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“FAS 141 (R)”). FAS 141 (R) was a revision of FAS 141 and was codified as a component of ASC 805.10. This new guidance requires that costs incurred to effect the acquisition (i.e., acquisition-related cost) be recognized separately from the acquisition. In addition, restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. This new guidance requires the acquirer to recognize those costs separately from the business combination. This new guidance is effective for the Company in 2009, and did not have any impact on the Company’s consolidated financial statements, primarily as no acquisitions occurred during the year.

ASC 815.10 (formerly FAS 161)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 was codified as a component of ASC 815.10. This new guidance requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This new guidance increases year end disclosures but did not have an impact on the Company’s consolidated financial position and results of operations.

ASC 350.10 (formerly FSP FAS 142-3)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 was codified as a component of ASC 350. This new guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. This pronouncement did not have any impact on the Company’s financial position and results of operation.

ASC 323.10 (formerly EITF 08-6)

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 was codified as a component of ASC 323.10. This new guidance provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairments. This new guidance is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years beginning on or after December 15, 2008.   During the years ended December 31, 2009, the Company’s equity method investments did not represent a significant component of its operations. Accordingly, the adoption of this EITF did not have a significant impact on its consolidated financial statements.

ASC 350.30 (formerly EITF 08-7)

In November 2008, the EITF reached a consensus on EITF 08-7 “Accounting for Defensive Intangible Assets”. EITF 08-7 was codified as a component of ASC 350.30. This new guidance provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that fair value of the defensive intangible asset diminishes. This new guidance is effective on a prospective basis for transactions occurring in fiscal years beginning on or after December 15, 2008. This new guidance did not have any  impact on the Company’s consolidated financial position and results of operations.

ASC 855 (formerly FAS 165)

In May 2009, the FASB issued ASC 855, “Subsequent Events”. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. Subsequent events have been considered through the financial statement approval date specified in Note 1 above.

In 2008:

ASC 820.10 (formerly FAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 was codified as a component of ASC 820.10. This guidance defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures.

The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 and it is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. When adopted in 2008, this guidance did not have an impact on the Company’s consolidated financial position and results of operations at adoption.

ASC 820.10 (formerly FSP 157-3)

In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Assets When the Market of that Asset is not Active” (FSP 157-3). FSP 157-3 was codified as a component of ASC 820.10. This new guidance provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. This new guidance was effective immediately and did not have a material impact on financial position or results of operations of the Company.

ASC 825.10 (formerly FAS 159)

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “Statement” or “Statement 159”). FAS 159 was codified as a component of ASC 825.10. This guidance allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”, or “FVO”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings).

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

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company). The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of ASC 825.10 in 2008 had no impact on the Company’s financial position, results of operations or cash flows at adoption.

In 2007:

ASC 740.10 Income taxes (formerly FIN 48)

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007.  FIN 48 was codified as a component of ASC 740.10. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740.20 Income taxes, (formerly FAS 109). The adoption of FIN 48 in 2007 did not have an impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

The most relevant US GAAP standards that have yet to come into force are described below.   The Company is currently in the process of evaluating the impact that these new pronouncements will have on its consolidated financial statements.

ASC 715.20 (formerly FSP FAS 132(R)-1)

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers´ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 was codified as a component of ASC 715. This new guidance amends previous US GAAP in that this guidance replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also clarifies that defined benefits pension or other postretirement plan assets not subject to certain disclosure requirements. This new guidance is effective for fiscal years ending after December 2009.

ASC 860.10 (formerly FAS 166)

FASB Statement No. 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“FAS 166”) was codified as a component of ASC 860.  ASC 860 provides for removal of the concept of a qualifying special-purpose entity and removes the exception from applying variable interest entity accounting, to qualifying special-purpose entities. It also clarifies that one objective of US GAAP is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. ASC 860 modifies the financial-components approach used in US GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. ASC 860 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.

ASC 860 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by ASC 860. This new guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This guidance must be applied to transfers occurring on or after the effective date.

ASC 810.10 (formerly FAS 167 )

FAS 167 was codified as a component of ASC 810. The FASB’s objective in issuing this new guidance was to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of ASC 810 (formerly FIN 46R “Consolidation of Variable Interest Entities”(“FIN 46R”)), as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures  under previous guidance do not always provide timely and useful information about an enterprise’s involvement in a variable interest. The new guidance shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited.

ASC 505 — ASU 2010-01

In January 2010, the FASB issued ASU 2010-01, “Accounting for Distributions to Shareholders with  Components of Stock and Cash.” The ASU clarifies when the stock portion of a distribution allows shareholders to elect to receive cash or stock, with a potential limitation on the total amount of cash which all shareholders could elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively.

30.          Valuation and qualifying accounts for the years ended December 31, 2009, 2008 and 2007

Description	Beginning balance accrual		Additions charged to income		Writte-off		Ending balance accrual

Allowance for doubtful accounts
2009	Ps.	48,184	Ps.	26,968	Ps.	(17,873)	Ps.	57,279
2008	89,318		29,173		(70,307)		48,184
2007	73,554		115,572		(99,808)		89,318

Allowance for doubtful accounts sundry debtors included within current assets
2009	Ps.	5,643	Ps.	25,445	Ps.	1,891	Ps.	29,197
2008	—		29,098		23,455		.	5,643

31.          Supplemental guarantor information

Supplemental guarantor information

The Senior Guaranteed Notes due 2015 and 2019 are fully and unconditionally guaranteed, on an unsecured senior, joint and several basis, by each of the Company’s significant subsidiaries. Each of the guarantor subsidiaries (for Senior Guaranteed Notes due 2015: Proyectos Inmobiliarios de Culiacán, S. A. de C. V. (PICSA), Desarrollodora de Casas del Noroeste, S. A. de C. V. (DECANO), Casas Beta del Centro, S. de R.L. de C.V. (CBC), Casas Beta del Norte, S. de R.L. de C.V.,  Casas Beta del Noroeste, S. de R.L. de C.V., Edificaciones Beta, S. de R.L. de C.V.,

Edificaciones Beta del Norte, S. de R. L. de C.V. and Edificaciones Beta del Noroeste, S. de R.L. de C.V. and for Senior Guaranteed Notes due 2019: PICSA, DECANO and CBC) is a wholly-owned subsidiary. The following condensed combining financial information includes the guarantor subsidiaries, non-guarantor-subsidiaries and the parent company for both Senior Guaranteed Notes 2005 and 2009. The wholly-owned guarantor subsidiaries column includes both the guarantors of our Senior Guaranteed Notes 2005 and the guarantors of our Senior Guaranteed Notes 2009.

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

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	1,568	Ps.	2,986,406	Ps.	—	Ps.	2,987,974	Ps.	134,100	Ps.		Ps.	3,122,074
Restricted cash	6,533						6,533		122,809				129,342
Trade accounts receivable, net			11,906,929				11,906,929		1,131,282				13,038,211
Accounts receivable from affiliates	7,716,083		15,831,862		(23,062,610)		485,335		4,130,235		(4,615,570)
Inventories	12,025		3,769,269				3,781,294		226,080				4,007,374
Prepaid expenses and other current assets, net	10,927		281,640		(64,555)		228,012		332,322		(15,036)		545,298
Total current assets	7,747,136		34,776,106		(23,127,165)		19,396,077		6,076,828		(4,630,606)		20,842,299
Land held for future development			10,741,650				10,741,650		170,739				10,912,389
Property and equipment, net			716,059				716,059		394,523				1,110,582
Investment in shares	14,277,083		216,755		(13,937,163)		556,675		190,802		(747,477)
Other assets, net	195,714		23,287				219,001		110,718		(5,326)		324,393
Goodwill	731,861						731,861						731,861
Deferred income taxes											643,640		643,640
Total	Ps.	22,951,794	Ps.	46,473,857	Ps.	(37,064,328)	Ps.	32,361,323	Ps.	6,943,610	Ps.	(4,739,769)	Ps.	34,565,164

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	85,588	Ps.	—	Ps.	—	Ps.	85,588	Ps.	185,007	Ps.	—	Ps.	270,595
Current portion of leases			99,858				99,858		8,579				108,437
Trade accounts payable	14,385		1,937,583				1,951,968		287,770		(6,257)		2,233,481
Land suppliers			1,333,526				1,333,526		4,700				1,338,226
Advances from customers			972,481				972,481		305,329				1,277,810
Taxes other than income taxes	153,242		286,858		(5,726)		434,374		328,433		(18,027)		744,780
Due to related parties	1,188,949		21,873,661		(23,062,610)				4,615,570		(4,615,570)
Income taxes	7,589		172,620		(58,829)		121,380		20,298		2,242		143,920
Employee statutory profit-sharing			16,799				16,799		190				16,989
Provision for uncertain tax positions			240,460				240,460		8,321				248,781
Total current liabilities	1,449,753		26,933,846		(23,127,165)		5,256,434		5,764,197		(4,637,612)		6,383,019
Long-term debt	8,571,425		888,738				9,460,163						9,460,163
Long-term leases			235,786				235,786		18,893				254,679
Financial instruments	119,084						119,084						119,084
Long-term land suppliers			14,368				14,368		60,291				74,659
Employee benefit obligations			41,636				41,636		44,450		13,101		98,187
Deferred income taxes	12,065		4,279,748				4,291,813		78,411		582,186		4,952,410
Total liabilities	10,152,327		32,394,122		(23,127,165)		19,419,284		5,965,242		(4,042,325)		21,342,201
Stockholders’ equity:
Common stock	528,011		4,288,789		(4,288,789)		528,011		995,558		(995,558)		528,011
Additional paid-in capital	3,288,761						3,288,761		(16,145)		18,245		3,290,861
Shares repurchased for employee stock option plan, at cost	(103,928)						(103,928)						(103,928)
Retained earnings	9,219,092		9,752,706		(9,648,374)		9,323,424		8,100		18,469		9,349,993
Derivative instruments	(132,469)						(132,469)				44,597		(87,872)
Other stockholders’ equity accounts			38,240				38,240		(9,145)		(18,189)		10,906
Stockholders’ equity of controlling interest	12,799,467		14,079,735		(13,937,163)		12,942,039		978,368		(932,436)		12,987,971
Non-controlling interest in consolidated subsidiaries											234,992		234,992
Total stockholders’ equity	12,799,467		14,079,735		(13,937,163)		12,942,039		978,368		(697,444)		13,222,963
Total liabilities and stockholders’ equity	Ps.	22,951,794	Ps.	46,473,857	Ps.	(37,064,328)	Ps.	32,361,323	Ps.	6,943,610	Ps.	(4,739,769)	Ps.	34,565,164

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	435	Ps.	1,009,895	Ps.	—	Ps.	1,010,330	Ps.	129,810	Ps.		Ps.	1,140,140
Restricted cash									128,045				128,045
Trade accounts receivable, net			10,295,586				10,295,586		1,549,944				11,845,530
Accounts receivable from affiliates	4,809,186		10,427,108		(14,631,078)		605,216		2,313,820		(2,919,036)
Inventories	6,374		4,984,524				4,990,898		100,006				5,090,904
Other current assets, net	(91,819)		340,129		(1,200)		247,110		193,012		3,044		443,166
Total current assets	4,724,176		27,057,242		(14,632,278)		17,149,140		4,414,637		(2,915,992)		18,647,785
Land held for future development			9,254,469				9,254,469						9,254,469
Property and equipment, net			967,175				967,175		435,753				1,402,928
Investment in shares	11,655,349		356,495		(11,105,966)		905,878		42,380		(948,258)
Other assets, net	275,949		48,748				324,697		146,716		(3,044)		468,369
Goodwill	731,861						731,861						731,861
Deferred income taxes	49,431		231,759				281,190		47,408				328,598
Total	Ps.	17,436,766	Ps.	37,915,888	Ps.	(25,738,244)	Ps.	29,614,410	Ps.	5,086,894	Ps.	(3,867,294)	Ps.	30,834,010

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	670,858	Ps.	735,275	Ps.		Ps.	1,406,133	Ps.	11,271	Ps.		Ps.	1,417,404
Current portion of leases			89,255				89,255						89,255
Trade accounts payable	140,999		3,596,771				3,737,770		268,083				4,005,853
Land suppliers			2,259,827				2,259,827		66,209				2,326,036
Advances from customers			139,440				139,440		226,522				365,962
Taxes other than income taxes	19,591		211,517				231,108		126,713				357,821
Due to related parties	120,575		14,510,545		(14,631,120)				2,919,036		(2,919,036)
Income taxes	7,588		2,023		(1,160)		8,451		17,721				26,172
Provision for uncertain tax positions	—		102,969		—		102,969		—		—		102,969
Employee profit-sharing			69,432				69,432		1,013				70,445
Total current liabilities	959,611		21,717,054		(14,632,280)		8,044,385		3,636,568		(2,919,036)		8,761,917
Long-term debt	5,521,449		468,670				5,990,119						5,990,119
Long-term leases			314,639				314,639						314,639
Financial instruments									18,403				18,403
Long-term land suppliers			405,426				405,426						405,426
Employee benefit obligations			44,187				44,187		40,963				85,150
Deferred income taxes			3,607,041				3,607,041		134,058				3,741,099
Total liabilities	6,481,060		26,557,017		(14,632,280)		18,405,797		3,829,992		(2,919,036)		19,316,753
Stockholders’ equity:
Common stock	528,011		2,683,789		(2,683,789)		528,011		704,018		(704,018)		528,011
Additional paid-in capital	3,280,223						3,280,223						3,280,223
Shares repurchased for employee stock option plan	(99,342)						(99,342)						(99,342)
Retained earnings	7,246,814		8,636,842		(8,422,175)		7,461,481		537,817		(490,583)		7,508,715
Other stockholders’ equity accounts			38,240				38,240		15,067				53,307
Majority stockholders’ equity	10,955,706		11,358,871		(11,105,964)		11,208,613		1,256,902		(1,194,601)		11,270,914
Minority interest in consolidated subsidiaries											246,343		246,343
Total stockholders’ equity	10,955,706		11,358,871		(11,105,964)		11,208,613		1,256,902		(948,258)		11,517,257
Total liabilities and stockholders’ equity	Ps.	17,436,766	Ps.	37,915,888	Ps.	(25,738,244)	Ps.	29,614,410	Ps.	5,086,894	Ps.	(3,867,294)	Ps.	30,834,010

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	185,533	Ps.	29,550,672	Ps.	(10,534,341)	Ps.	19,201,864	Ps.	2,046,398	Ps.	(1,823,080)	Ps.	19,425,182
Cost of sales			23,110,319		(9,601,808)		13,508,511		240,025		(120)		13,748,416
Gross profit	185,533		6,440,353		(932,533)		5,693,353		1,806,373		(1,822,960)		5,676,766
Operating expenses	162,876		2,322,479		(182,555)		2,302,800		2,026,906		(1,822,950)		2,506,756
Income from operations	22,657		4,117,874		(749,978)		3,390,553		(220,533)		(10)		3,170,010
Other (expense) income, net	18,271		44,824		(98)		62,997		(13,522)				49,475
Net comprehensive financing cost:
Interest expense	772,586		1,398,698		(2,109,646)		61,638		322,127				383,765
Interest income	(570,557)		(660,381)		1,367,762		136,824		(320,964)				(184,140)
Exchange (gain) loss	(429,273)		131,120		181,745		(116,408)		56,898				(59,510)
Valuation effects of derivative instruments	66,451						66,451						66,451
	(160,793)		869,437		(560,139)		148,505		58,061				206,566
Income before income taxes	201,721		3,293,261		(189,937)		3,305,045		(292,116)		(10)		3,012,919
Income tax (benefit) expense	61,497		1,164,909				1,226,406		(15,532)		(27,882)		1,182,992

Equity in income of associated companies	1,689,703		(46,507)		(1,643,196)
Consolidated net income	Ps.	1,829,927	Ps.	2,081,845	Ps.	(1,833,133)	Ps.	2,078,639	Ps.	(276,584)	Ps.	27,872	Ps.	1,829,927
Net income of controlling interest	1,841,278		2,081,845		(1,833,133)		2,089,990		(276,584)		27,872		1,841,278
Net (loss) income of non-controlling interest	(11,351)						(11,351)						(11,351)
Consolidated net income	Ps.	1,829,927	Ps.	2,081,845	Ps.	(1,833,133)	Ps.	2,078,639	Ps.	(276,584)	Ps.	27,872	Ps.	1,829,927

 Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	664,806	Ps.	27,816,590	Ps.	(10,582,176)	Ps.	17,899,220	Ps.	2,817,243	Ps.	(1,865,967)	Ps.	18,850,496
Cost of sales			21,708,407		(8,911,344)		12,797,063		686,879		(10,685)		13,473,257
Gross profit	664,806		6,108,183		(1,670,832)		5,102,157		2,130,364		(1,855,282)		5,377,239
Selling, general and administrative expenses	164,305		2,760,111		(644,298)		2,280,118		1,954,744		(1,857,216)		2,377,646
Income (loss) from operations	500,501		3,348,072		(1,026,534)		2,822,039		175,620		1,934		2,999,593
Other (expense) income, net	3,181		(47,855)		(215)		(44,889)		(65,037)				(109,926)
Net comprehensive financing cost:
Interest expense	412,426		1,071,488		(1,393,358)		90,556		146,477				237,033
Interest income	(173,079)		(615,387)		857,103		68,637		(225,988)				(157,351)
Exchange (gain) loss	(88,086)		796,934		(713,825)		(4,977)		169,818				164,841
Valuation effects of derivative instruments	313,962						313,962						313,962
	465,223		1,253,035		(1,250,080)		468,178		90,307				558,485
Income before income tax	38,459		2,047,182		223,331		2,308,972		20,276		1,934		2,331,182
Income tax (benefit) expense	89,542		647,374				736,916		(24,741)				712,175

Equity in income of associated companies	1,670,090		36,934		(1,707,024)
Consolidated net income	Ps.	1,619,007	Ps.	1,436,742	Ps.	(1,483,693)	Ps.	1,572,056	Ps.	45,017	Ps.	1,934	Ps.	1,619,007
Net income of controlling interest	1,580,876		1,436,742		(1,483,693)		1,533,925		45,017		1,934		1,580,876
Net (loss) income of non-controlling interest	38,131						38,131						38,131
Consolidated net income	Ps.	1,619,007	Ps.	1,436,742	Ps.	(1,483,693)	Ps.	1,572,056	Ps.	45,017	Ps.	1,934	Ps.	1,619,007

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries			Eliminations	Consolidated
Revenues	Ps.	160,475	Ps.	22,878,186	Ps.	(8,444,373)	Ps.	14,594,288	Ps.	2,995,300	Ps.	(1,367,064)	Ps.	16,222,524
Costs	—		18,108,058		(8,134,779)		9,973,279		1,068,177			—	11,041,456
Gross profit	160,475		4,770,128		(309,594)		4,621,009		1,927,123		(1,367,064)		5,181,068
Selling, general and administrative expenses	135,086		1,687,420		—		1,822,506		1,511,825		(1,535,902)		1,798,429
Income (loss) from operations	25,389		3,082,708		(309,594)		2,798,503		415,298			168,838	3,382,639
Other income, net	1,744		210,137		—		211,881		(2,658)			—	209,223
Net comprehensive financing cost:
Interest expense	321,151		968,190		(1,021,046)		268,295		76,633			—	344,928
Interest income	(107,484)		(708,277)		770,447		(45,314)		(94,888)			—	(140,202)
Exchange (gain) loss	(117,084)		7,919		(12,594)		(121,759)		564			—	(121,195)
Monetary position loss (gain)	(92,346)		189,907		83,889		181,450		13,923			—	195,373
	4,237		457,739		(179,304)		282,672		(3,768)			—	278,904
Income (loss) before income tax	22,896		2,835,106		(130,290)		2,727,712		416,408			168,838	3,312,958
Income tax (benefit) expense	59,828		783,058		—		842,886		108,394			—	951,280

Equity in income of associated companies	2,398,610		(621)		(2,397,989)		—		—			—	—
Consolidated net income	Ps.	2,361,678	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,884,826	Ps.	308,014	Ps.	168,838	Ps.	2,361,678
Net income of controlling interest	2,233,066		2,051,427		(2,528,279)		1,756,214		308,014			168,838	2,233,066
Net income of non-controlling interest	128,612		—		—		128,612		—			—	128,612
Consolidated net income	Ps.	2,361,678	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,884,826	Ps.	308,014	Ps.	168,838	Ps.	2,361,678

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly-owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	201,721	Ps.	3,293,261	Ps.	(189,937)	Ps.	3,305,045	Ps.	(292,116)	Ps.	(10)	Ps.	3,012,919
Items related to investing activities:
Depreciation and amortization	112,007	300,472	412,479	70,930	483,409
Loss (gain) on sale of property and equipment	3,179	3,179	23,527	26,706
Interest income	(570,557)	(660,381)	1,187,472	(43,466)	(320,964)	180,290	(184,140)
Gain on sale of other investment	(11,676)	(11,676)
Items related to financing activities:
Interest expense	752,458	1,205,893	(1,187,472)	770,879	302,244	(186,974)	886,149
Share-based payment transactions	10,638	10,638	10,638
Valuation effects of derivative instruments	66,451	66,451	66,451
Deferred profit-sharing	24,646	24,646,	1,960	26,606
Exchange (gain) loss	(182,525)	(182,525)	(1,821)	(184,346)
390,193	4,167,070	(189,937)	4,367,326	(227,916)	(6,694)	4,132,716
Increase in trade accounts receivable	(1,611,343)	(1,611,343)	418,662	(1,192,681)
Increase in trade accounts receivable from affiliates	(2,906,897)	(5,404,754)	8,431,532	119,881	(1,816,415)	1,696,534
Increase in inventories and land held for future developments	(5,651)	(271,927)	(277,578)	(296,812)	(574,390)
(Increase) Decrease in prepaid expenses and other assets	(175,621)	(813,971)	588,071	(401,521)	189,078	(8,374)	(220,817)
Interest income collected	570,557	660,381	(1,187,472)	43,466	320,964	(180,290)	184,140
(Decrease) Increase in trade accounts payable	(6,093)	(1,659,188)	(1,665,281)	19,687	(6,257)	(1,651,851)
Decrease in accounts payable to affiliates	1,068,374	7,363,117	(8,431,491)	1,696,534	(1,696,534)
Decrease in accounts payable to land suppliers	(1,317,359)	(1,317,359)	(1,218)	(1,318,577)
Increase in other liabilities	138,548	839,775	(5,726)	972,597	274,975	(1,023)	1,246,549
Increase in employee benefits obligations	(2,551)	(2,551)	2,487	13,101	13,037
Payments of derivative instruments	(123,271)	(123,271)	(123,271)
Income tax recovered (paid)	59,675	59,675	(16,403)	43,272
Net cash flows from operating activities	(1,049,861)	2,008,925	(795,023)	164,041	563,623	(189,537)	538,127

Cash flows generated by (used in) investing activities
Acquisition of property and equipment	(62,924)	(62,924)	(26,428)	(89,352)
Proceeds from sale of property and equipment	28,396	28,396	2,229	30,625
Net cash flows from investing activities	(34,528)	(34,528)	(24,199)	(58,727)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates
Proceeds from new borrowings	9,869,733	5,677,352	15,547,085	202,066	15,749,151
Payments of notes payable	(7,237,583)	(6,054,368)	(13,291,951)	(45,920)	(13,337,871)
Net proceeds from affiliates	(1,398,915)	968,636	795,023	364,744	(547,597)	182,853
Interest paid	(171,122)	(589,506)	(760,628)	(120,967)	6,684	(874,911)
Shares repurchased	(4,586)	(4,586)	(4,586)
Net cash flows from financing activities	1,057,527	2,114	795,023	1,854,664	(512,418)	189,537	1,531,783
Net increase (decrease) of cash and cash equivalents	7,666	1,976,511	1,984,177	27,006	2,011,183
Translation adjustment	(27,952)	(27,952)
Cash, cash equivalents and restricted cash at the beginning of the year	435	1,009,895	1,010,330	257,855	1,268,185
Cash, cash equivalents and restricted cash at the end of the year	Ps.	8,101	Ps.	2,986,406	Ps.	Ps.	2,994,507	Ps.	256,909	Ps.	3,251,416

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly-owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	38,459	Ps.	2,047,182	Ps.	223,331	Ps.	2,308,972	Ps.	20,276	Ps.	1,934	Ps.	2,331,182
Items related to investing activities:
Depreciation and amortization	101,294	273,349	374,643	50,378	425,021
Loss (gain) on sale of property and equipment	(8,893)	(8,893)	122	(8,771)
Interest income	(173,079)	(615,387)	730,563	(57,903)	(225,988)	126,540	(157,351)
Items related to financing activities:
Interest expense	404,279	981,505	(730,563)	655,221	135,084	(126,540)	663,765
Valuation effects of derivative instruments	313,962	313,962	313,962
Deferred profit-sharing	7,899	7,899	(4,838)	3,061
Exchange (gain) loss	714,347	(900)	713,447	2,053	715,500
1,399,262	2,684,755	223,331	4,307,348	(22,913)	1,934	4,286,369
Increase in trade accounts receivable	(4,421,350)	(4,421,350)	700,582	(575,504)	(4,296,272)
Increase in trade accounts receivable from affiliates	(5,173,903)	(24,074,337)	28,053,096	(1,195,144)	(4,005,031)	5,200,175
Increase in inventories and land held for future developments	(1,491)	(3,023,230)	20,946	(3,003,775)	125,587	(2,878,188)
(Increase) decrease in prepaid expenses and other assets	69,194	332,578	(244,236)	157,536	(66,035)	1,110	92,611
Interest income collected	173,079	615,387	(730,563)	57,903	225,988	(126,540)	157,351
(Decrease) increase in trade accounts payable	(4,556)	206,667	202,111	(348,552)	575,504	429,063
Decrease in accounts payable to affiliates	14,351,016	13,702,080	(28,053,096)	5,200,216	(5,200,216)
Decrease in accounts payable to land suppliers	(1,016,245)	(1,016,245)	(1,016,245)
Increase in other liabilities	13,670	328,011	341,681	76,470	418,151
Increase in employee benefits obligations	20,179	20,179	20,063	40,242
Payments of derivative instruments	(340,912)	(340,912)	(340,912)
Income tax recovered (paid)	2,244	(82,866)	(80,622)	(39,865)	(3,044)	(123,531)
Net cash flows from operating activities	10,487,603	(14,728,371)	(730,522)	(4,971,290)	1,866,510	(126,581)	(3,231,361)

Cash flows generated by (used in) investing activities
Increase in the investment in associate	(27,727)	(27,727)
Acquisition of property and equipment	(467,318)	(467,318)	(96,405)	(563,723)
Proceeds from sale of property and equipment	98,421	98,421	299	98,720
Net cash flows from investing activities	(368,897)	(368,897)	(123,833)	(492,730)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates	(12,760,369)	14,309,035	1,548,667	(1,548,667)
Proceeds from new borrowings	5,593,465	3,551,493	9,144,958	322	9,145,280
Payments of notes payable	(2,915,465)	(2,940,485)	(5,855,950)	(5,111)	(5,861,061)
Interest paid	(406,523)	(981,270)	730,522	(657,271)	(135,117)	126,581	(665,807)
Net cash flows from financing activities	(10,488,892)	13,938,773	730,522	4,180,404	(1,688,573)	126,581	2,618,412
Net increase (decrease) of cash and cash equivalents	(1,289)	(1,158,495)	(1,159,783)	54,104	(1,105,679)
Translation adjustment	10,940	10,940
Cash, cash equivalents and restricted cash at the beginning of the year	1,724	2,168,389	2,170,113	192,811	2,362,924
Cash, cash equivalents and restricted cash at the end of the year	Ps.	435	Ps.	1,009,894	Ps.	Ps.	1,010,330	Ps.	257,855	Ps.	1,268,185

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Changes in Financial Position for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly-owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Operating activities:
Consolidated net income	Ps.	2,361,678	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,884,826	Ps.	308,014	Ps.	168,838	Ps.	2,361,678
Add items that did not require resources:
Depreciation	—	156,117	—	156,117	40,190	—	196,307
Equity in income subsidiaries	(2,398,610)	621	2,397,989	—	—	—	—
Amortization of BETA trademark and backlog	105,410	—	—	105,410	—	—	105,410
Labor obligations	11,696	11,696	6,720	18,416
Deferred income taxes	43,267	719,270	—	762,537	55,870	—	818,407
111,745	2,939,131	(130,290)	2,920,586	410,794	168,838	3,500,218
Changes in operating assets and liabilities
(Increase) decrease in:
Trade accounts receivable	—	(1,205,585)	—	(1,205,585)	(962,441)	159,854	(2,008,172)
Accounts receivable from affiliates	149,018	890,556	(1,429,106)	(389,532)	(6,326)	395,858	—
Inventories and land held for future development	(4,883)	(2,310,372)	(20,946)	(2,336,201)	246,114	—	(2,090,087)
Other assets	21,230	(89,045)	(51,046)	(118,861)	(5,514)	(124,375)
Increase (decrease) in:
Trade accounts payable	(4,944)	1,310,562	—	1,305,618	175,367	(159,854)	1,321,131
Land suppliers	(2,306)	230,688	52,275	280,657	(34,845)	245,812
Accrued expenses and taxes	(109,054)	(26,871)	150,007	14,082	(168,911)	(154,829)
Due to related parties	172,290	(1,601,396)	1,429,106	—	395,785	(395,785)	—
Other liabilities	—	(11,511)	—	(11,511)	(18,018)	(29,529)
Net resources used in operating activities	333,096	126,157	—	459,253	200,916	—	660,169

Financing activities:
Proceeds from new borrowings, net	(232,131)	328,088	—	95,957	(5,396)	—	90,561
Shares repurchased for employee stock option plan	(99,342)	—	—	(99,342)	—	—	(99,342)
Dividends paid by subsidiary company	—	(9,133)	—	(9,133)	—	—	(9,133)
Net resources generated by financing activities	(331,473)	318,955	—	(12,518)	(5,396)	—	(17,914)

Investing activities:
Restricted cash	—	—	—	—	(118,493)	—	(118,493)
Investment in associates	—	—	—	—	(17,869)	—	(17,869)
Acquisition of property and equipment	—	(600,961)	—	(600,961)	(79,787)	—	(680,748)
Net resources used in investing activities	—	(600,961)	—	(600,961)	(216,149)	—	(817,110)

Cash, cash equivalents and restricted cash:
Net increase (decrease)	1,623	(155,849)	—	(154,226)	(20,629)	—	(174,855)
Balance at beginning of year	101	2,324,238	—	2,324,339	57,350	—	2,381,689
Balance at end of year	Ps.	1,724	Ps.	2,168,389	Ps.	—	Ps.	2,170,113	Ps.	36,721	—	Ps.	2,206,834

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,829,927	Ps.	2,081,845	Ps.	(1,833,133)	Ps.	2,078,639	Ps.	(276,584)	Ps.	27,872	Ps.	1,829,927
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(2,180,672)				(2,180,672)		413,130				(1,767,542)
Reversal of cost recognized under percentage-of-completion method of accounting			1,498,583				1,498,583		(283,908)				1,214,675
Capitalization of interest	115,420		43,795				159,215						159,215
Amortization of Backlog
Labor obligations			(4,407)				(4,407)		(2,285)				(6,692)
Deferral of unsecured homebuyers’ receivables			(35,772)				(35,772)		(1,940)				(37,712)
Deferral of future involvement			(365)				(365)						(365)
Fair value adjustment to financial instruments	(72,285)						(72,285)						(72,285)
Other
Prepaid sales commissions			39,895				39,895		(7,558)				32,337
Total US GAAP adjustments before tax effects	43,135		(638,943)				(595,808)		117,439				(478,369)
Tax effects on US GAAP adjustments	(13,386)		198,278				184,892		(36,444)				148,448
Total US GAAP adjustments	29,749		(440,665)				(410,916)		80,995				(329,921)
Net income according to US GAAP	Ps.	1,859,676	Ps.	1,641,180	Ps.	(1,833,133)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	12,799,467	Ps.	14,079,735	Ps.	(13,937,163)	Ps.	12,942,039	Ps.	978,368	Ps.	(697,444)	Ps.	13,222,963
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(11,413,970)				(11,413,970)		(1,190,886)				(12,604,856)
Reversal of cost recognized under percentage-of-completion method of accounting			8,287,919				8,287,919		864,727				9,152,646
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(10,741)				(10,741)		(12,701)				(23,442)
Prepaid sales commissions			206,066				206,066		21,500				227,566
Deferral of future involvement			(2,291)				(2,291)						(2,291)
Acquisition of non controlling interest			79,437				79,437						79,437
Fair value adjustment to financial instruments	(72,285)						(72,285)						(72,285)
Capitalization of interest	125,999		47,809				173,808						173,808
Deferral of unsecured homebuyers’ receivables of the year			(101,848)				(101,848)		(7,480)				(109,328)

Total US GAAP adjustments before tax effects	(96,533)		(2,907,619)				(3,004,152)		(324,840)				(3,328,992)
Tax effects on US GAAP adjustments	28,714		864,876				893,590		96,624				990,214
Total U.S. GAAP adjustments	(67,819)		(2,042,743)				(2,110,562)		(228,216)				(2,338,778)
Equity according to US GAAP	Ps.	12,731,648	Ps.	12,036,992	Ps.	(13,937,163)	Ps.	10,831,477	Ps.	750,152	Ps.	(697,444)	Ps.	10,884,185

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to
US GAAP

As of and for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,619,007	Ps.	1,436,742	Ps.	(1,483,693)	Ps.	1,572,056	Ps.	45,017	Ps.	1,934	Ps.	1,619,007
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(4,017,365)				(4,017,365)		60,287				(3,957,078)
Reversal of cost recognized under percentage-of-completion method of accounting			2,657,250				2,657,250		(39,877)				2,617,373
Capitalization of interest	(154,903)		(49,011)				(203,914)						(203,914)
Amortization of backlog
Labor obligations			(23,780)				(23,780)		34,889				11,109
Deferral of unsecured homebuyers’ receivables			(8,003)				(8,003)		(702)				(8,705)
Deferral of future involvement			3,529				3,529						3,529
Other items			38,240				38,240		(8,573)				29,667
Prepaid sales commissions			72,537				72,537		(1,088)				71,449
Effects of inflation on US GAAP adjustments
Tax effects on US GAAP adjustments	44,739		394,192				438,931		(15,455)				423,476

Total US GAAP adjustments	(110,164)		(932,411)				(1,042,575)		29,481				(1,013,094)
Net income according to US GAAP	Ps.	1,508,843	Ps.	504,331	Ps.	(1,483,693)	Ps.	529,480	Ps.	74,499	Ps.	1,934	Ps.	605,913

Consolidated equity according to MFRS	Ps.	10,955,706	Ps.	11,358,871	Ps.	(11,105,964)	Ps.	11,208,613	Ps.	1,256,902	Ps.	(948,258)	Ps.	11,517,257
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(9,233,245)				(9,233,245)		(1,604,069)				(10,837,314)
Reversal of cost recognized under percentage-of-completion method of accounting			6,763,044				6,763,044		1,174,927				7,937,971
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(14,779)				(14,779)		(16,810)				(31,589)
Prepaid sales commissions			166,332				166,332		28,897				195,229
Deferral of future involvement			(1,926)				(1,926)						(1,926)
Acquisition of non controlling interest			79,437				79,437						79,437
Capitalization of interest	11,085		3,508				14,593						14,593
Deferral of unsecured homebuyers’ receivables of the year			(66,077)				(66,077)		(5,539)				(71,616)

Total US GAAP adjustments before tax effects	(139,162)		(2,303,706)				(2,442,868)		(422,594)				(2,865,462)
Tax effects on US GAAP adjustments	40,881		676,743				717,624		124,142				841,766
Total US GAAP adjustments	(98,281)		(1,626,963)				(1,725,244)		(298,452)				(2,023,696)
Equity according to US GAAP	Ps.	10,857,425	Ps.	9,731,908	Ps.	(11,105,964)	Ps.	9,483,369	Ps.	958,450	Ps.	(948,258)	Ps.	9,493,561

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to US GAAP

As of and for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	2,361,678	Ps.	2,051,427	Ps.	(2,528,279)	Ps.	1,884,826	Ps.	308,014	Ps.	168,838	Ps.	2,361,678
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(1,541,648)		—		(1,541,648)		(825,225)		—		(2,366,873)
Reversal of cost recognized under percentage-of-completion method of accounting	—		957,725		—		957,725		650,773		—		1,608,498
Capitalization of interest	(197,377)		(63,368)				(260,745)		(989)		—		(261,734)
Amortization of backlog	(16,747)				—		(16,747)		—		—		(16,747)
Labor obligations	—		(8,382)		—		(8,382)		(9,034)		—		(17,416)
Deferral of unsecured homebuyers’ receivables	—		3,451		—		3,451		—		—		3,451
Deferral of future involvement	—		2,119		—		2,119		—		—		2,119
Prepaid sales commissions	—		27,461		—		27,461		9,364		—		36,825
Effects of inflation on US GAAP adjustments	—		153,309		—		153,309		50,325		—		203,634
Tax effects on US GAAP adjustments	49,552		139,911		—		189,463		52,948		—		242,411
Total US GAAP adjustments	(164,572)		(329,422)		—		(493,994)		(71,838)		—		(565,832)
Net income according to US GAAP	Ps.	2,197,106	Ps.	1,722,005	Ps.	(2,528,279)	Ps.	1,390,832	Ps.	236,176	Ps.	168,838	Ps.	1,795,846

Consolidated equity according to MFRS	Ps.	9,608,727	Ps.	9,628,965	Ps.	(9,590,418)	Ps.	9,647,274	Ps.	1,116,358	Ps.	(922,502)	Ps.	9,841,130
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting	—		(5,179,898)		—		(5,179,898)		(1,700,339)		—		(6,880,237)
Reversal of cost recognized under percentage-of-completion method of accounting	—		4,135,231		—		4,135,231		1,185,366		—		5,320,597
Goodwill, net	86,754		—		—		86,754		—		—		86,754
Backlog	(237,001)		—		—		(237,001)		—		—		(237,001)
Labor obligations	—		(33,810)		—		(33,810)		(33,365)		—		(67,175)
Prepaid sales commissions	—		92,933		—		92,933		30,849		—		123,782
Deferral of future involvement	—		(5,455)		—		(5,455)		—		—		(5,455)
Acquisition of non controlling interest	—		79,437		—		79,437		—		—		79,437
Capitalization of interest	164,778		52,903		—		217,681		825				218,506
Deferral of unsecured homebuyers’ receivables of the year	—		(62,911)		—		(62,911)		—		—		(62,911)

Total US GAAP adjustments before tax effects	14,531		(921,570)		—		(907,039)		(516,664)		—		(1,423,703)
Tax effects on US GAAP adjustments	23,660		277,167		—		300,827		117,462		—		418,289
Total US GAAP adjustments	38,191		(644,403)				(606,212)		(399,202)				(1,005,414)
Equity according to US GAAP	Ps.	9,646,918	Ps.	8,984,562	Ps.	(9,590,418)	Ps.	9,041,062	Ps.	717,156	Ps.	(922,502)	Ps.	8,835,716

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,859,676	Ps.	1,641,180	Ps.	(1,833,133)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006
Non-cash items:
Depreciation			300,472				300,472		70,930				371,402
Equity income in subsidiaries	(1,879,639)		46,506		1,833,133
Deferred income tax and statutory profit-sharing	74,882		705,190				780,072		1,106				781,178
Shared-based payment transactions	10,638						10,638						10,638
Amortization	91,054						91,054						91,054
Exchange (gain) loss	(182,525)						(182,525)		(1,821)				(184,346)
Changes in valuation effects of derivative instruments	66,451						66,451						66,451
Changes in operating assets and liabilities	(1,276,436)		(1,180,429)		(795,023)		(3,251,886)		498,232		(210,725)		(2,964,381)

Net cash flows (used in) provided by operating activities	(1,235,899)		1,512,919		(795,023)		(518,003)		372,858		(182,853)		(327,998)

Investing activities:
Investments in:
Property and equipment			(69,037)				(69,037)		(26,428)				(95,465)
Restricted cash	(6,533)						(6,533)		5,236				(1,297)
Net cash flows used in investing activities	(6,533)		(69,037)				(75,570)		(21,192)				(96,762)

Financing activities:
Net Proceeds from affiliates	(1,398,915)		968,636		795,023		364,744		(547,597)		182,853
Short-term (payments) borrowings, net	(585,434)		(1,259,758)				(1,845,192)		172,936				(1,672,256)
Proceeds from long-term borrowings	3,232,500		908,219				4,140,719		27,285				4,168,004
Repayments of long-term borrowings			(84,468)				(84,468)						(84,468)
Share repurchased for employee stock option plan	(4,586)						(4,586)						(4,586)
Net cash flows provided by (used in) financing activities	1,243,565		532,629		795,023		2,571,217		(347,376)		182,853		2,406,694

Net increase (decrease) in cash and cash equivalents	1,133		1,976,511				1,977,644		4,290				1,981,934
Cash and cash equivalents at the beginning of the year	435		1,009,895				1,010,330		129,810				1,140,140
Cash and cash equivalents at the end of the year	Ps.	1,568	Ps.	2,986,406	Ps.		Ps.	2,987,974	Ps.	134,100			Ps.	3,122,074

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,508,843	Ps.	504,331	Ps.	(1,483,693)	Ps.	529,480	Ps.	74,499	Ps.	1,934	Ps.	605,913
Non-cash items:
Depreciation			273,349				273,349		50,378				323,727
Equity income in subsidiaries	(1,446,759)		(36,934)		1,1483,693
Deferred income tax and statutory profit-sharing	44,803		147,800				192,603		(42,412)				150,191
Amortization	91,054						91,054						91,054
Exchange (gain) loss	714,347		(900)				713,447		2,053				715,500
Changes in valuation effects of derivative instruments	313,962						313,962						313,962
Changes in operating assets and liabilities	8,909,263		(16,539,560)				(7,630,297)		1,628,505		(1,934)		(6,003,726)

Net cash flows (used in) provided by operating activities	10,135,513		(15,651,914)				(5,516,401)		1,713,022				(3,803,379)

Investing activities:
Investments in:
Property and equipment			(478,975)				(478,975)		(96,404)				(575,379)
Restricted cash									28,045				28,045
Net cash flows used in investing activities			(478,975)				(478,975)		(68,359)				(547,334)

Financing activities:
Net Proceeds from affiliates	(12,760,368)		14,309,035				1,548,667		(1,548,667)
Short-term (payments) borrowings, net	600,000		543,732				1,143,732						1,143,732
Proceeds from long-term borrowings	2,078,000		299,795				2,377,795						2,377,795
Repayments of long-term borrowings	(54,434)		(180,167)				(234,601)		(2,907)				(237,508)
Net cash flows provided by (used in) financing activities	(10,136,802)		14,972,395				4,835,593		(1,551,574)				3,284,019

Net increase (decrease) in cash and cash equivalents	(1,289)		(1,158,494)				(1,159,783)		93,089				(1,066,694)
Cash and cash equivalents at the beginning of the year	1,724		2,168,389				2,170,113		36,721				2,206,834
Cash and cash equivalents at the end of the year	Ps.	435	Ps.	1,009,895	Ps.		Ps.	1,010,330	Ps.	129,810			Ps.	1,140,140

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2007

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	2,197,106	Ps.	1,722,005	Ps.	(2,528,279)	Ps.	1,390,832	Ps.	236,176	Ps.	168,838	Ps.	1,795,846
Non-cash items:
Depreciation			139,742				139,742		35,975				175,717
Equity income in subsidiaries	(2,398,610)		621		2,397,989		—
Deferred income tax and statutory profit-sharing	(6,285)		579,359				573,074		2,922				575,996
Amortization	106,566						106,566						106,566
Exchange (gain) loss	20,000						20,000						20,000
Changes in valuation effects of derivative instruments	(139,749)						(139,749)						(139,749)
Changes in operating assets and liabilities	2,328,180		(4,318,194)		130,290		(1,859,724)		76,157		(168,838)		(1,952,405)

Net cash flows (used in) provided by operating activities	2,107,208		(1,876,467)		—		230,741		351,230		—		581,971

Investing activities:
Investments in:
Property and equipment			(600,961)				(600,961)		(79,787)				(680,748)
Restricted cash									(119,855)				(119,855)
Net cash flows used in investing activities			(600,961)				(600,961)		(199,642)				(800,603)

Financing activities:
Net Proceeds from affiliates	(1,922,084)		2,086,828				164,744		(164,744)
Proceeds from long-term borrowings	503,911		2,148,761				2,652,672		(5,396)				2,647,276
Repayments of long-term borrowings	(588,066)		(1,820,673)				(2,408,739)						(2,408,739)
Shares repurchased for employee stock option plan	(99,342)						(99,342)						(99,342)
Dividends paid by subsidiary			(9,133)				(9,133)						(9,133)
Net cash flows provided by (used in) financing activities	(2,105,581)		2,405,783				300,202		(170,140)				130,062

Net increase (decrease) in cash and cash equivalents	1,627		(71,645)				(70,018)		(18,552)				(88,570)
Cash and cash equivalents at the beginning of the year	97		2,240,034				2,240,131		55,273				2,295,404
Cash and cash equivalents at the end of the year	Ps.	1,724	Ps.	2,168,389	Ps.		Ps.	2,170,113	Ps.	36,721			Ps.	2,206,834