Form 20-F
period 2010-12-31
Homex Development Corp.
filed 2011-06-30
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

335,069,167 common shares, without par value

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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years ended December 31, 2008, 2009 and 2010. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in Mexican pesos.

We prepare our financial statements in pesos and in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), referred to as “MFRS”, as issued by the Mexican Financial Information Standards Board (Consejo Mexicano de Normas de Información Financiera) which differ in certain significant respects from accounting principles generally accepted in the United States, referred to as US GAAP. See Notes 28 through 30 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our total net income and total equity according to MFRS to consolidated net income, and consolidated equity according to US GAAP.

Effective January 1, 2008 the Company adopted MFRS B-10, Effects of Inflation. Based on this Standard, the Company did not recognize the effects of inflation in its financial statements for the years ended December 31, 2008, 2009 and 2010. The effects of transactions that occurred after that date are expressed in nominal pesos.

According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation for the three preceding years is 26% or more, in which case, the effects of inflation must be recognized in the financial statements. Based on this standard, the economic environment in Mexico in 2010, 2009 and 2008 is considered non-inflationary because inflation over 2008, 2009 and 2010 was less than 26%. Accordingly, the Company’s financial information for 2010, 2009 and 2008 was prepared without recognizing the effects of inflation. Accordingly, the financial statements as of December 31, 2010, 2009 and 2008 have been presented based on nominal pesos without including the effects of inflation.

Pursuant to MFRS, prior to January 1, 2010, we recognized revenues from the sale of homes based on the percentage-of-completion method of accounting, which required us to recognize revenues measured by the percentage of actual costs incurred to total estimated costs for each development and each project.

In December 2008, Interpretation of Mexican Financial Reporting Standards (“IMFRS”) 14 was issued by the CINIF to complement Bulletin D-7, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors.

Due to the application of this Interpretation, effective January 1, 2010, the Company stopped recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company began to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition more closely approximate what is often referred to as a “completed contract method” (or the “deposit accounting method”) in which revenues, costs and expenses should be recognized when all of the following conditions are fulfilled:

•      the Company has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership;

•      the Company does not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

•      the revenues amount can be estimated reliably;

•      it is probable that the Company will receive the economic benefits associated with the transaction; and

•      the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and signing by the Company, the customer and (if applicable) the lender the legal contracts and deeds of ownership (escritura) over the property. At that time, the customer would have the legal right to take possession of the home.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods with the presentation of 2010 consolidated financial statements as required by MFRS B-1 Accounting Changes and Error Corrections.

Effective January 1, 2012, we will be required under applicable regulations of the Mexican Securities Commission  (Comisión Nacional Bancaria y de Valores, or “CNBV”) to report under International Financial Reporting Standards (“IFRS”) in place of MFRS, which may have additional effects on our consolidated financial position and results of operations.

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

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not understand these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.12.3817 to US$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2010. On June 29, 2011, such noon buying rate was Ps. 11.8389 to US$1.00.

Unless otherwise indicated, references to UDIs are to UDIs at Banco de México’s UDI conversion rate of Ps.4.526308 per UDI on December 31, 2010. On June 29, 2011, the UDI conversion rate was 4.554642 per UDI.

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

•      statements of our plans, objectives or goals, including those relating to anticipated competition, regulation, government housing policy and rates;

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

ITEM 2.          Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.          Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated. Information as of December 31, 2009 and 2010 and for each of the three years ended December 31, 2008, 2009 and 2010 is derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1. Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in pesos.

The information in the following tables should also be read together with “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from US GAAP.  Notes 28 through 30 to our audited consolidated financial statements provide information relating to the nature and effect of such differences as they relate to us, and provide a reconciliation to US GAAP of consolidated net income and consolidated equity.

Pursuant to MFRS, and the adoption of IMFRS 14, as of January 1, 2010, we use what is often referred to as “completed contract method” (or  the “deposit accounting method”) of accounting for revenues and costs. For more information on the completed contract method of accounting and how it differs from U.S. GAAP, see “Presentation of Financial Information.”   IMFRS 14 has been retrospectively adopted from January 1, 2008 in the accompanying MFRS consolidated financial statements included in Item 18. Because we are not required to re-file our 2007 and 2006 MFRS consolidated financial statements with our local Mexican regulator with the inclusion of IMFRS 14, and because we believe that it would entail unreasonable effort and expense to compile MFRS selected financial data for 2007 and 2006, such amounts have been excluded from presentation below. However, as we have previously reconciled our MFRS financial information to US GAAP for all periods, we continue to report US GAAP selected financial data for all periods presented below.   Certain of our US GAAP selected financial data for the periods 2006 through 2009 has been restated as indicated below.

Pursuant to US GAAP, we apply Accounting Standards Codification (“ASC”) No. 360.20 (formerly FAS 66 Accounting for Sales of Real Estate) for the substantial majority of our revenues.   Revenues under US GAAP’s ASC 360.20  are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured.  Revenue recognition under IMFRS 14 and US GAAP are much more closely aligned than previous MFRS, although certain differences still exist.  The principal remaining differences between ASC 360.20 and IMFRS 14 relate to revenues from the National Housing Institute, or INVI (Instituto Nacional de Vivienda), other financial institutions and unsecured homebuyers, which are included for MFRS purposes but not for US GAAP. For a further discussion of revenue recognition policies under US GAAP and how they differ from MFRS, refer to Notes 28 through and 30 to our consolidated financial statements.

Except for ratios, percentages, and per share, per American Depositary Share, or ADS, and operating data, all amounts are presented in thousands of pesos.

For additional information regarding financial information presented in this annual report, see “Presentation of Financial Information.”

Homex Selected Consolidated Financial Information

	Years Ended December 31,
	2010	2009 as restated	2008 as restated	2007 as restated	2006 as restated
	(In thousands of Mexican Ps., except as otherwise specified)
Statement of Operations Data:
Mexican Financial Reporting Standards:
Revenues (1)	19,652,309	17,476,489	14,725,828	*	*
Cost of sales (5)	13,727,484	12,285,836	10,356,329	*	*
Gross profit	5,924,825	5,190,653	4,369,499	*	*
Selling and administrative expenses	2,980,379	2,471,680	2,303,402	*	*
Income from operations	2,944,446	2,718,973	2,066,097	*	*
Other (expenses) income, net (4)	(142,765)	5,320	(140,238)	*	*
Net comprehensive financing cost (2) (5)	314,742	148,511	508,673	*	*
Income before income taxes	2,486,939	2,575,782	1,417,186	*	*
Income tax expense	906,997	994,389	456,256	*	*
Consolidated net income	1,579,942	1,581,393	960,930	*	*
Net income of controlling interest	1,511,763	1,565,869	926,635	*	*
Net income of non-controlling interest	68,179	15,524	34,295	*	*
Weighted average shares outstanding (in thousands)	334,748	334,830	334,870	*	*
Basic and diluted controlling interest earnings per share (in pesos)	4.52	4.68	2.77	*	*
Basic and diluted controlling interest earnings per ADS (3) (in pesos)	27.12	28.08	16.62	*	*
US GAAP:
Revenues (1)	19,628,540	17,615,888	14,884,701	13,849,728	13,224,145
Cost of sales	13,754,383	12,658,080	10,398,464	9,814,725	9,311,415
Gross profit	5,874,157	4,957,808	4,486,237	4,035,003	3,912,730
Operating income (4)	2,955,455	2,527,445	2,108,793	2,116,650	2,519,346
Consolidated net income	2,045,616	1,500,006	605,913	1,604,144	1,528,484
Net income (loss) of non-controlling interests	68,179	(11,351)	38,131	128,612	48,278
Net income of controlling interests	1,977,437	1,511,357	567,782	1,475,532	1,480,206
Weighted average shares outstanding (in thousands)	334,748	334,830	334,870	335,688	335,869
Basic and diluted controlling interest earnings per share (in pesos)	5.91	4.51	1.70	4.40	4.41
Basic and diluted controlling interest earnings per ADS (3) (in pesos)	35.46	27.06	10.20	26.40	26.46

	As of and for the Years Ended December 31,
	2010	2009 as restated	2008 as restated	2007 as restated	2006 as restated
	(In thousands of Mexican Ps., except as otherwise specified)
Balance Sheet Data:
Mexican Financial Reporting Standards:
Cash and cash equivalents	3,435,222	3,251,416	1,268,185	*	*

Trade accounts receivable	1,975,203	519,474	1,275,486	*	*
Total current assets	23,280,441	16,645,875	15,755,207	*	*
Land held for future development	10,591,499	11,765,197	9,254,469	*	*
Property and equipment	1,002,572	1,110,582	1,402,928	*	*
Total assets	36,641,484	31,221,548	27,941,432	*	*
Current debt and current portion of long-term debt	1,728,513	270,595	1,417,404	*	*
Current portion of leases	169,604	108,437	89,255	*	*
Total current liabilities	8,280,762	6,349,619	8,742,417	*	*
Long-term obligations	10,787,601	9,460,163	5,990,119	*	*
Swap payable	508,160	119,084	—	*	*
Long-term leases	235,430	254,679	314,639	*	*
Land suppliers — long-term	41,441	74,569	405,426	*	*
Total long-term liabilities	16,040,211	13,966,117	9,750,374	*	*
Total liabilities	24,320,973	20,315,736	18,492,791	*	*
Common stock	528,011	528,011	528,011	*	*
Total equity	12,320,511	10,905,812	9,448,641	*	*
Total liabilities and equity	36,641,484	31,221,548	27,941,432	*	*

	As of and for the Years Ended December 31,
	2010	2009 as restated	2008 as restated	2007 as restated	2006 as restated
	(In thousands of Mexican Ps., except as otherwise specified)
US GAAP:
Cash and cash equivalents	3,307,692	3,122,074	1,140,140	2,206,834	2,381,689
Restricted cash	127,530	129,342	128,045	156,090	37,597
Accounts receivable	1,759,944	321,736	1,016,172	600,655	985,043
Total current assets	23,496,997	17,751,648	17,414,199	13,850,381	12,095,280
Land held for future development	10,591,499	10,912,389	9,254,469	7,091,074	5,180,580
Property and equipment	1,376,650	1,110,582	1,402,928	1,155,729	669,095
Total assets	37,428,778	30,975,025	30,136,052	23,941,142	19,707,619
Total current liabilities	12,875,279	10,625,255	14,274,158	11,054,629	9,147,783
Long-term obligations	12,249,288	9,925,107	6,827,855	4,510,319	3,647,602
Total equity	12,304,211	10,424,663	9,034,039	8,376,194	6,912,234
Other Financial Data:
Mexican Financial Reporting Standards:
Depreciation	362,351	371,402	323,727	*	*
Gross margin (6)	30.1%	29.7%	29.7%	*	*
Operating margin (7)	15.0%	15.6%	14.0%	*	*
Net margin (8)	8.0%	9.0%	6.5%	*	*
Other Financial Data:
Adjusted EBITDA (9)	4,104,084	3,768,335	3,103,800	*	*
Net debt (10)	9,375,623	6,755,935	6,468,708	*	*
Ratio of total debt to total equity	104.0%	91.8%	81.9%	*	*
Ratio of total debt to total assets	35.0%	32.1%	27.7%	*	*
US GAAP:
Gross margin (6)	29.9%	28.1%	30.1%	29.1%	29.6%
Operating margin (7)	15.1%	14.3%	14.2%	15.2%	19.1%
Net margin (8)	10.4%	8.5%	4.1%	11.6%	11.6%
Other Financial Data:
Adjusted EBITDA (9)	3,649,371	3,196,530	1,357,188	2,855,834	2,715,514

(*) Because we are not required to re-file our 2007 and 2006 MFRS consolidated financial statements with our local Mexican regulator with the inclusion of IMFRS 14, and because we believe that it would entail unreasonable effort and expense to compile MFRS selected financial data for 2007 and 2006, such amounts have been excluded from the selected financial data presentation.

As discussed in Note 29 to our consolidated financial statements, while preparing our 2010 consolidated financial statements and specifically our adoption of IMFRS 14, we undertook additional reconciliation control procedures which identified certain inflationary effects that were capitalized into US GAAP inventory balances during previous years which were not subsequently relieved when the related US GAAP inventory was sold.   These errors resulted in an overstatement of US GAAP inventory balances and US GAAP equity balances for multiple accounting periods.   The correction of this error had no impact on revenues or net income during 2009 or 2008, although its correction reduced 2007 net income by Ps. 191,702 and 2006 net income by Ps. 152,371. The Company has retrospectively adjusted its US GAAP financial information included herein so as to correct these errors.

(1)

The substantial majority of sales are recognized using a completed contract method (or the “deposit accounting method”), which means when title passes to the homebuyer and the homebuyer has the legal right to occupy the home.

(2)	Represents interest income, interest expense, valuation effects of derivative instruments and foreign exchange gains and losses.

(3)	Assumes all common shares are represented by ADSs. Each ADS represents six common shares. Any discrepancies between per share and per ADS amounts in the tables are due to rounding.

(4)	Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other income (expenses), net under MFRS.

(5)

Interest capitalized as part of the cost of inventories is included in cost of sales under US GAAP and MFRS. Due to the application of MFRS D-6 during 2010, 2009 and 2008, the net comprehensive financing cost capitalized (CFC) related to qualified assets for the same periods was Ps.965,008, Ps.563,154 and Ps.1,250,080, respectively, of which Ps.758,332 (of which Ps.432,819 is related to the current year CFC and Ps.325,513 is related to prior years), Ps.537,431 (of which Ps.239,597 is related to the current year CFC and Ps.297,834 is related to prior years) and Ps.662,080 (of which Ps.607,622 is related to the current year CFC and Ps.54,458 is related to prior years) related to inventories sold and subsequently were applied to cost of sales of the same periods, respectively. The average period for the amortization of the capitalized comprehensive financing cost is 9 months. The annual capitalization rates are 8.50%, 6.50% and 24.3%, respectively.

(6)	Represents gross profit divided by total revenues.

(7)	Represents operating income divided by total revenues.

(8)	Represents net income divided by total revenues.

(9)

Adjusted EBITDA is not a financial measure computed under Mexican or US GAAP. Adjusted EBITDA derived from our MFRS financial information means MFRS net income excluding (i) depreciation and amortization; (ii) CFC (which are composed of net interest expense (income), foreign exchange gain or loss and valuation effects of derivative instruments including CFC capitalized to land balances that is subsequently charged to cost of sales); (iii) other expenses related to provision for tax surcharges; and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA derived from our U.S. GAAP financial information means US GAAP net income excluding (i) depreciation and amortization; (ii) interest expense and inflation effect; (iii) other expenses related to provision for tax surcharges; and (iv) income tax expense. Adjusted EBITDA does not exclude interest income (Ps.57,088 in 2010, Ps.52,203 in 2009 and Ps.63,141 in 2008).

Adjusted EBITDA under MFRS excludes the effect of CFC capitalized to land balances that is subsequently charged to cost of sales.  The Company’s computation of Adjusted EBITDA under US GAAP includes such expense in the computation of Adjusted EBITDA for all periods. Accordingly, the two computations are not comparable.

Accordingly, Adjusted EBITDA under MFRS and US GAAP are computed using different inputs and are not comparable.

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represent a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates and foreign currency exchange rates, which have little or no bearing on our operating performance; and (iii) income tax expense and, for Adjusted EBITDA derived from our MFRS financial information, employee statutory profit-sharing expense.

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

Reconciliation of Net Income to Adjusted EBITDA Computed from Our MFRS Financial Information

	Years Ended December 31,
	2010	2009 (restated)	2008 (restated)	2007	2006
	(In thousands of Mexican Ps., except as otherwise specified)
Net income	1,579,942	1,581,393	960,930	*	*
Depreciation	362,351	371,402	323,727	*	*
Net comprehensive financing cost	314,742	148,511	508,673	*	*
Other expenses	136,193	44,155	30,312	*	*
Amortization of Beta trademark	45,527	91,054	91,054	*	*
Employee statutory profit-sharing	—	—	70,768	*	*
Comprehensive financing cost capitalized and subsequently charged cost of sales	758,332	537,431	662,080	*	*
Income tax expense	906,997	994,389	456,256	*	*
Adjusted EBITDA	4,104,084	3,768,335	3,103,800	*	*

Reconciliation of Net Income to Adjusted EBITDA Computed from Our US GAAP Financial Information

	Years Ended December 31,
	2010	2009 (restated)	2008 (restated)	2007 (restated)	2006 (restated)
	(In thousands of Mexican Ps., except as otherwise specified)
Net income of controlling interest	1,977,437	1,511,357	567,782	1,475,532	1,480,206
Depreciation	362,351	371,402	323,727	196,307	130,829
Interest expense and inflation effect	176,996	188,173	85,926	439,971	262,238
Amortization of backlog (intangible)	—	—	—	16,747	58,397
Amortization of Beta trademark	45,527	91,054	91,054	92,958	94,477
Income tax expense	1,087,060	1,034,544	288,699	634,319	689,367
Adjusted EBITDA	3,649,371	3,196,530	1,357,188	2,855,834	2,715,514

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

Reconciliation of Total Debt to Net Debt Derived from Our MFRS Financial Information

	As of December 31,
	2010	2009	2008
	(In thousands of Mexican Ps., except as otherwise specified)
Current portion of long-term debt	1,618,210	184,072	1,342,880
Current portion of leases	169,604	108,437	89,255
Long-term debt	11,023,031	9,714,842	6,304,758
Total debt	12,810,845	10,007,351	7,736,893
Cash and cash equivalents	3,435,222	3,251,416	1,268,185
Net debt	9,375,623	6,755,935	6,468,708

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

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table for the year 2008 is based on buying rates published by Bank of New York. The data provided in this table for the years 2009 and 2010 is based on the exchange rates published by Banco de México. All amounts are stated in pesos, and we have not restated the rates in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate (Ps. per US$)
Years Ended December 31,	Low (1)	High (1)	Average (2)	Period - End
2008	9.92	13.94	11.14	13.77
2009	12.60	15.37	13.50	13.07
2010	12.16	13.18	12.63	12.35

Month Ended
December 31, 2010	12.33	12.46	12.39	12.35
January 31, 2011	12.02	12.26	12.13	12.15
February 29, 2011	11.99	12.19	12.07	12.11
March 31, 2011	11.91	12.10	12.00	11.91
April 30, 2011	11.53	11.85	11.72	11.53
May 31, 2011	11.50	11.77	11.65	11.61
June 30, 2011 (through June 29)	11.58	11.96	11.80	11.84

(1)                    Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)                    Average of daily rates.

On June 29, 2011, Banco de México’s UDI conversion rate was Ps. 4.554642 per UDI.

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

•                     the National Workers’ Housing Fund Institute, or “INFONAVIT” (Instituto del Fondo Nacional para la Vivienda de los Trabajadores), which is financed primarily through mandatory contributions from the gross wages of private sector workers, and securitization of mortgages in the capital markets;

•                     the Social Security and Services Institute Public Segment Workers’ Housing Fund, or “FOVISSSTE” (Fondo para la Vivienda y la Seguridad y Servicios Sociales para los Trabajadores del Estado ), which is financed primarily through mandatory contributions from the gross wages of public sector workers; and

•                     public mortgage providers such as the Federal Mortgage Society, or “SHF” (Sociedad Hipotecaria Federal, S.N.C., Institucion de Banca de Desarrollo), which is financed through its own funds as well as funds provided by the World Bank and a trust managed by Banco de México.

See “Item 4. Information on the Company— Business Overview—The Mexican Housing Market.”

The amount of funding available and the level of mortgage financing from these sources is limited and may vary from year to year.

These Mexican Housing Funds have significant discretion in terms of the allocation and timing of disbursement of mortgage funds. We depend on the availability of mortgage financing provided by these Mexican Housing Funds for substantially all of our sales of affordable entry-level housing, which represented 67.6% of our revenues for 2010 and 78.9% of our revenues for 2009.

Accordingly, our financial results are affected by policies and administrative procedures of INFONAVIT, FOVISSSTE, SHF, and a federal housing subsidy program, as well as by the Mexican government’s housing policy. The availability of mortgage financing granted by INFONAVIT and FOVISSSTE has increased significantly during the past eight years as compared to historical levels, while financing from SHF has decreased due to a change in its policy in 2005. The future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of INFONAVIT, the geographic allocation of mortgage financing, that could result in a decrease in revenues.

Disruptions in the operations of these Mexican Housing Funds, which could occur for any reason, may occur and result in a decrease in our sales and revenues. During 2009, disruptions included a delay in the disbursement of Mexican federal government subsidies in certain cities delaying the timing by which INFONAVIT commits to closing a transaction, and a slowdown in the collection process through FOVISSSTE, who employs sofoles to make payments which result in delays in the payment process.

Decreases or delays in the amount of funds available from INFONAVIT, FOVISSSTE, SHF or other sources, or substantially increased competition for these funds, could result in a decrease in our sales and revenues. These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

The current administration of President Felipe Calderón has initiated a National Housing Program (Programa Nacional de Vivienda) 2007-2012, through which the government expects that Mexican Housing Funds will provide six million mortgages by 2012, mainly to low-income families. For 2011, the government believes that Mexican Housing Funds will provide 1.1 million residential mortgages.

A Slowdown in the Mexican Economy Could Limit the Availability of Private-Segment Financing in Mexico, on Which We Depend for Our Sales of Middle-Income Housing, Which Could Result in a Decrease in Our Sales and Revenues

One of our long-term strategies is to expand our operations in the middle-income and residential housing segments while maintaining our margins and without adversely affecting our financial condition. Our expansion into these markets depends on private sector lenders, such as commercial banks and Limited Purpose Financing Companies and Multiple Purpose Financing Companies (Sociedades Financieras de Objeto Limitado y Sociedades Financieras de Objeto Múltiple, or “sofoles” and “sofomes”), which provide a substantial majority of mortgage financing for the middle-income segment. The availability of private sector mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations. From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico. However, during the same period a number of sofoles were formed, serving the mostly middle-income market. Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand. However, unfavorable general economic conditions, such as the recession and economic slowdown during 2009 in the United States negatively affected the Mexican economy and the availability of private sector mortgage financing. As a result, commercial lenders tightened their criteria for mortgage origination. Additionally, sofoles and sofomes faced liquidity constraints due to increased exposure to non-performing loans. As a result, since 2009, we decreased our exposure to the middle-income segment as sofoles and sofomes have continued to face liquidity constraints. During 2010, mortgages for the middle income segment continued to be constrained, as commercial banks and sofoles continued to be the main source of financing to the segment. Financing to the segment was importantly supported by co-financing products through INFONAVIT and FOVISSSTE. During 2010, INFONAVIT co-financed products represented 19.7 percent of the total mortgages placed or 93,727 mortgages compared to 9.1 percent or 40,655 mortgages during 2009. A prolonged economic slowdown in the United States and Mexico could result in reduced profitability and negatively affect our financial performance.

Our Strategy for Expansion in the Tourism/Resort Housing Market may be Affected by a Slowdown in U.S. General Economic Conditions, Which Could Adversely Affect Our Business or Our Financial Results

The tourism/resort homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing, and interest rate levels. Adverse changes in any of these conditions, or in the markets where our targeted clients operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes in the tourism/resort housing markets, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition. However, the Company believes that the targeted customers will consist of an exclusive sector of senior U.S. and Canadian residents, for whom the availability of financing is not a key requisite for purchasing a second home. Nonetheless, we anticipate a reduction in potential customers for this segment due to continued softer demand from our targeted customers related to the economic slowdown started in 2008.

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

Mexico experienced a period of slow growth from 2001 through 2003 primarily as a result of the downturn in the U.S. economy. In 2006, GDP grew by 4.5% and inflation increased to 4.1%; in 2007, GDP grew by 5.6% and inflation decreased to 3.7%; in 2008, GDP grew by 1.3% and inflation increased to 6.5%. In 2009, GDP contracted by 6.5% and inflation increased to 5.3% as a result of the global recession and economic slowdown as Mexico witnessed a contraction in the international flow of goods and services, especially to and from Mexico’s main trading partner, the United States. In 2010, Mexico’s GDP grew by 5.4 percent compared to a plunge of 6.5 percent during 2009 due to the global recession while inflation decreased to 4.32% compared to 5.3% during 2009.

Historically, Mexico has experienced high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federación) averaged approximately 7.44% and 7.97% for 2007 and 2008, respectively. As a result of the recession and economic slowdown in Mexico during 2009, Mexico’s central bank lowered its benchmark interest rate (“TIIE”) to 4.50% in an effort to encourage lending and stimulate the economy. As a result, the interest rates on 28-day Mexican government treasury securities decreased to 4.40% during 2010. In the short-term, it is not expected that Mexico’s central bank will increase its benchmark interest rate prior to early 2012. Accordingly, if we incur peso-denominated debt in the future, it could be at high interest rates.

As a consequence of the global recession and economic slowdown during 2008, the Mexican economy entered into a recession. In Mexico, GDP contracted 6.5% in 2009. However during 2010, the Mexican economy recovered grew 5.4%. During the first quarter of 2011 the Mexican economy grew by 4.6% compared to the same period in 2010, led by industrial production. Consumer confidence has improved to 89.7 as of April 30, 2011, as compared to an average of 86.3 during 2010. In addition, the unemployment rate has improved to 4.61% as of March 2011, its lowest level since December 2008 when it was 4.32% in the first quarter. As of April 30, 2011, twelve-month accumulated inflation had decreased to 3.36% as compared to 4.27% during the same period in 2010. However, there can be no assurance that the positive trends witnessed in recent months will continue. The Mexican economy’s inability to continue its nascent recovery from the recession could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand. These factors could result in a decrease in our sales and revenues.

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

We are Subject to Different Corporate Disclosure than U.S. Companies

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less or different publicly available information about foreign issuers of securities than is regularly published by or about U.S. issuers of listed securities.

Mexico has experienced a period of increasing criminal activity and such activities could affect our operations.

Recently, Mexico has experienced a period of increasing criminal activity, primarily due to organized crime.  The state of Sinaloa, where our corporate offices are located and we conduct a portion of our business, likewise has been affected by an increase in organized crime and violence.  These activities, their possible escalation and the violence associated with them may have a negative impact on the business environment in which we operate, and therefore on our financial condition and results of operations.

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

Pre-emptive Rights May be Unavailable to Holders of Our ADSs, Which May Result in a Dilution of ADS Holders’ Equity Interest in Our Company

Under Mexican law, if we issue new shares for cash as part of a capital increase, we must grant pre-emptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their pro rata interest unless we issue shares in a public offering. However, we may not be legally permitted to offer ADS holders in the United States the right to exercise pre-emptive rights in any future issuances of shares unless we file a registration statement with the SEC with respect to that future issuance of shares, or the issuance qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, or the “Securities Act”. At the time of any future capital increase, other than through a public offering, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of enabling U.S. holders of ADSs to exercise pre-emptive rights, and any other factors that we consider important in determining whether to file a registration statement to permit the exercise of mandatory pre-emptive rights. It is possible that we will not file such a registration statement. As a result, the equity interests of ADS holders would be diluted to the extent that ADS holders cannot participate in a future capital increase.

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

Our Company traces its origins to 1989 and established its current legal structure in 1998. Beginning in 1999, various strategic investors and, in 2002, Equity International Properties, Ltd., or EIP, an entity affiliated with Equity Group Investments, L.L.C., made equity investments in our Company. These strategic investors assisted us to develop and refine our operating and financial strategies. On June 29, 2004 we obtained financing through a public equity offering and dual listing on the Bolsa Mexicana de Valores and the New York Stock Exchange. Since our initial public offering, our annual revenues have grown 232%, and we have expanded our operations into four states and five cities in México, as well as two countries internationally.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short-term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments. In 2010 we spent Ps.279.64 million on capital expenditures, primarily to purchase construction equipment, support growth and partially fund our corporate headquarters. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Our Company

We are a vertically-integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and tourism housing in Mexico and affordable entry-level housing in Brazil. During 2010 units closed were 44,347 homes, a decrease of 3.6% compared to 2009. During 2009 units closed were 46,016 homes, an increase of 9.6% over 2008. 89.2% of our homes sold in 2010 and 92.4% in 2009 were in the affordable entry-level segment.

As of December 31, 2010, we had 140 developments under construction in 34 cities located in 21 Mexican states, and 3 developments under construction in 3 cities located in 2 Brazilian states. We had total land reserves under title of approximately 82.3 million square meters as of December 31, 2010, which include primarily land reserves in Mexico and approximately 2.7 million square meters of land reserves for our operations in Brazil.  Our land reserves include both titled land and land in the process of being titled.

We estimate we could build approximately 366,680 affordable entry-level homes, approximately 29,680 middle-income homes and approximately 2,230 homes targeting the tourism market on our land reserves.

We believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations in 34 cities located in 21 Mexican states as of December 31, 2010.  For the year ended December 31, 2010, 18% of our revenues were derived from the Mexico City Metropolitan Area and 10% from the state of Jalisco.

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

For our Mexican operations, we acquire land and plan the development of the homes we build through Proyectos Inmobiliarios de Culiacán, S.A. de C.V., or “PICSA”, Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Norte, S. de R.L. de C.V. and Casas Beta del Noroeste, S. de R.L. de C.V. Desarrolladora de Casas del Noroeste, S.A. de C.V. or “DECANO” builds the developments that PICSA and Beta plan and promote. We also receive executive and administrative services from Administradora PICSA, S.A. de C.V. and Altos Mandos de Negocios, S.A. de C.V. Homex Atizapan, S.A. de C.V., which we operate and control as a joint venture with strategic partners in the region, owns one of our middle-income developments in the Mexico City area and Hogares del Noroeste, S.A. de C.V. owns middle-income developments in Hermosillo, Sonora. Aerohomex, S.A. de C.V. provides transportation services to us as well as building rental services for our corporate offices. Through AAA Homex Trust, a Mexican trust, we establish factoring facilities for the settlement of trade payables to many of our suppliers. For our Brazilian operations, we acquire land and plan the development of the homes we build trough Homex Brasil Incorporacoes a Construcoes Limitada’s subsidiaries. See “—The Mexican  Housing Market — Materials and Suppliers.”

Our Products

Mexico’s developer-built housing industry is divided into three tiers according to cost:  affordable entry-level, middle-income, and residential. We consider affordable entry-level homes to range in price between Ps.195,000 and Ps.540,000 (US$15,749 and US$43,613); middle-income homes to range in price between Ps.541,000 and Ps.1,885,000 (US$43,694 and US$152,241); and residential homes to have a price above Ps.1,885,000 (US$152,241). We currently focus on providing affordable entry-level and middle-income housing for our customers. In 2008, we launched a new market focused on houses in tourist and resort areas. This housing ranges between US$300,000 and US$950,000.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2010, our affordable entry-level homes had an average sale price of approximately Ps.338,000 (US$27,298). A typical affordable entry-level home consists of a kitchen, living, dining area, one to three bedrooms, and one bathroom. We are able to deliver a completed affordable entry-level home in approximately 7 to 10 weeks from the time a homebuyer obtains mortgage approval. Currently, our largest affordable entry-level housing developments are located in the states of Jalisco, México, Nuevo León, Baja California Sur, Veracruz, Baja California and Puebla.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2010, our middle-income homes had an average sale price of approximately Ps.1,086,000 (US$87,710) as compared to Ps.978,000 (US$78,988) for the same period in 2009. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. We are able to deliver a completed middle-income home in approximately 12 to 16 weeks from the time a homebuyer obtains mortgage approval. In response to continued demand for middle-income housing in Mexico and financing available through INFONAVIT’s and FOVISSSTE’s cofinancing products, we launched one new middle-income developments in one city in 2010. In 2010, 26.3% of our revenues were attributable to sales of middle-income housing compared to 19.5% in 2009.

In early 2008, we commenced the development of the first stage of the new tourism/resort division called “Las Villas de Mexico.”  As part of Homex’s entry into the development of housing targeting the tourist market, our developments were initially located in the three major tourism centers in Mexico, namely Los Cabos, Puerto Vallarta and Cancún. On July 20, 2010 Homex’s Tourism Division acquired 100 percent of the common stock of CT Commercial Properties, S. de R.L. de C.V. and CT Prop, S. de R.L. de C.V., and on December 31, 2010 acquired 100 percent of the common stock of CT Loreto, S. de R.L. de C.V., three companies that held real estate assets in the town of Loreto, State of Baja California Sur, México. The assets acquired by Homex include The Inn at Loreto Bay Hotel, The Loreto Bay Golf Course and approximately 32.6 hectares of land suitable for the construction of approximately 1,100 apartment and townhouse units, Developments in each of the four markets will have three different housing styles: residential villas of up to 2,150 square feet in typical lots of 3,230 square feet, townhouses of up to 1,725 square feet in typical lots of 2,690 square feet and apartments or condominiums of up to 1,500 square feet in buildings with five to 10 floors on average. Each style has been developed to maximize space but provide privacy and avoid the perception of high density.  The developments in each area will feature architectural and landscaping elements unique to the geographical region.  Owners will have the opportunity to choose from among the different layouts and a wide variety of architectural and landscaping designs, as well as to tailor a property to their individual tastes. Each development will feature either a private beach or country club (with priority golf club access), as well as a day spa, state-of-the-art fitness facilities, full-time concierge services, and space for exclusive commercial and service areas.

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

Land Reserves

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing. Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development. We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, including sewage, roads and electricity in keeping with a purchase price that will maximize margins within the limits of available mortgage financing. We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine whether it is suitable for construction. We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow. Historically, our total land reserves fluctuated between 36 to 42 months of future home deliveries depending upon the time of year. During 2010, the Company followed a strategy to replace some of our existing land reserves where we held less than 2 to 3 years of future home deliveries with longer-term land reserves. As a result of this replacement strategy, the amount that we spent on land acquisitions decreased to Ps.582 million during 2010 as compared to Ps.1,119 million during 2009. As of December 31, 2010, the Company had land inventory for 5.4 years of future home deliveries.

We had total land reserves under title of approximately 82.3 million square meters, as of December 31, 2010, including primarily land reserves in Mexico and approximately 2.7 million square meters of land reserves for our operations in Brazil.  Our land reserves include both titled land and land in the process of being titled.  We estimate we could build approximately 366,680 affordable entry-level homes, approximately 29,680 middle-income homes and approximately 2,230 homes targeting the tourism market on our land reserves. For 2011, we anticipate minimizing investments by continuing to follow a conservative replacement strategy for land bank acquisitions.

International Expansion: Brazil, Sao Jose dos Campos, Marilia and Campo Grande Affordable Entry- Level Projects

During the first quarter of 2009, the Company initiated operations in Brazil with the construction of a 1,300-unit affordable entry-level development in Sao Jose dos Campos, northeast of Sao Paulo.  As of December 31, 2010 we had three projects under construction equivalent to approximately 6,000 homes in the cities of Sao Jose dos Campos, Marilia and Campo Grande. For the years ended December 31, 2010 and 2009 the Company recognized revenues from its Brazilian operations of Ps. 173,272 and Ps. 7,741, respectively, which represented 0.88% and 0.04% of the consolidated revenues, respectively.

International Expansion: Indian Joint Venture

On December 15, 2010 the Company, through its subsidiary Homex India Private Limited, entered into an investment agreement with Kotak Real State Fund — I, by means of which, subject to conditions precedent related to obtaining all required permits, licenses and necessary authorization for the construction of a real estate development in the city of Chennai, India, the Company will acquire all equity shares of KS Realty Constructions Private Limited (KS Realty), the company that owns the land on which the project will be developed. As of June 29, 2011, the Company is still waiting on the conditions precedent to be achieved in order to acquire all equity shares of KS Realty.

Tourism Division

Homex has pursued a conservative strategy for its tourism division by launching the first phase of its development in Los Cabos. To improve the Company’s profitability and product offering in its tourism division, Homex reduced the size of the initial phases, increased the density of the projects and retained a leading U.S.-based firm that specializes in high-end properties in Mexico to undertake all sales efforts.  Overall, we retain a positive outlook for this division in 2011, as Mexico becomes a top destination for Americans living outside the U.S.

Our Relationship with Equity International Properties, Ltd.

Beginning in 2002, EIP became a major investor in Homex. However, EIP has been reducing its ownership position in the Company. On February 1, 2008, EIP sold 5.1% (17.1 million common shares) of Homex common stock to the de Nicolás family, who are Homex’s founders. On April 25, 2008, pursuant to the liquidation plans for EIP’s investment fund, EIP decided to sell the remainder of its stake in Homex, and sold approximately 11.0 million common shares in private transactions. As of June 29, 2011 EIP had no ownership interest of the Company’s common shares.

Homex’s Information Sharing Project with INFONAVIT

Homex has implemented an electronic file capture system with INFONAVIT which enables the Company to upload customer information to INFONAVIT’s webpage directly from Homex’s sales offices. Through this system, the Company is able to directly upload customers’ mortgage files to create a more expedited mortgage authorization process for its clients. The Company will also realize significant process efficiencies including a faster collection process from INFONAVIT.

Fovissste’s Factoring Program with “NAFINSA”

During the third quarter of 2009, FOVISSSTE implemented a factoring program with Mexico’s National Development Bank Nacional Financiera, S.N.C. or “NAFINSA”, which provided FOVISSSTE with a funding source to complement its housing programs. Pursuant to this program, Homex is able to collect payments directly from NAFIN at an average 4% discount rather than following the regular payment process from FOVISSSTE. Homex is among the first home developers in Mexico to benefit from participation in this program. The Company will continue to work closely with FOVISSSTE in connection with this program, which will help Homex to realize important efficiencies in the collection process with this entity.

Business Strengths

Standardized Business Processes

We have developed and refined scalable and standardized business processes that allow us to enter new markets rapidly and efficiently.  We have designed proprietary information technology systems that are intended to integrate and monitor our operations, including land acquisition, construction, payroll, purchasing, sales, quality control, financing, delivery, and maintenance.  Our systems connect every one of our branch locations and help us monitor and control the home building process, administer our customer relations, and oversee the financing process for our customers. This standardized model drives our growth, geographic diversification, and profitability, and is an integral component of our culture. During 2009, our proprietary information technology systems were successfully implemented at our pilot project at Sao Jose dos Campos, Brazil. The replication of our business model is strongly supported by our integrated and proprietary IT system, which strategically supports sales and construction and monitors both in real-time, helping us to attain more efficient and timely working capital management. Our proprietary IT platform is used and adapted to each of our divisions and projects.

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

Geographic Diversification

We believe that we are one of the most geographically diversified housing development companies in Mexico. As of December 31, 2010, our operations included 140 developments in 34 cities located in 21 Mexican states, which represent 78% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or “INEGI” (Instituto Nacional de Estadistica, Geografia e Informática). Many of our developments are located in markets where none of our major competitors currently operate.  In 2010, 18% of our revenues originated in Mexico City, the largest city in Mexico, and 10% in the state of Jalisco.  The remaining revenues originated in 32 other cities.  We believe that this geographic diversification reduces our risk profile as compared to our less-diversified competitors.

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, co-founded Homex’s predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993.  Our senior management team is comprised of executives with an average of 17 years of experience in their respective areas of responsibility.  Senior management owns an aggregate of approximately 23.76% of our common shares. Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers. Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Focus on the Affordable Entry-Level Segment

Our affordable entry-level segment continues to succeed primarily due to the availability of mortgage financing provided by the main mortgage suppliers in Mexico. In 2010, INFONAVIT and FOVISSSTE provided mortgage financing for 475,072 and 91,050 mortgages throughout Mexico, respectively.  Additionally, we continue to experience high demand for affordable entry-level homes in Mexico due to the large deficit of housing stock, a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home. In Mexico, 84.5 percent of the population earns a monthly income of approximately Ps.5,000 and we believe that an entry-level home valued at Ps.338,000 is an affordable option for this population.  Our focus and expertise in the affordable entry-level segment has enabled us to increase our market share. As of December 31, 2010, our market share in the affordable entry-level segment had remained relatively stable at 31.3% compared to 32.2% during the previous year.  In addition, 67.6% of revenues during 2010 fell into the affordable-entry level category.

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

Strategic Growth in Tourism Housing

On February 7, 2008 the Company announced plans to strengthen its position in the tourism market.  The Company plans to achieve this goal by developing communities in key tourist destinations within Mexico targeted to potential customers in the United States and Canada.  See “—Our Products.”

The first stage of development includes launching sales of two “Las Villas de Mexico” developments in the cities of Cancún and Los Cabos. These private communities, with superior product and service offerings, will reflect the architecture and culture of Mexico adapted to the customs and living traditions of our target markets.  The developments will include residential villas, townhouses, and apartments.

Initially we decided to curtail development of our tourism division due to the impact of the economic slowdown in the United States and Canada during 2008 and 2009.  During the later part of 2009, Mexico became more attractive to foreigners and demand in the tourism segment increased slightly as a result in part of the sharp decline in the value of the Peso compared to the U.S. Dollar, Canadian Dollar and Euro during the final quarter of 2008.  During 2010, demand for the tourism segment showed improvements as a result of a sustained although slow recovery in the United States and Mexican economies.  In 2010, Homex acquired real estate in Loreto, Baja California Sur, which we intend to develop as either apartments or townhouses. As of December 31, 2010 the Company had recognized revenues from its tourism operations of Ps.64,931. As of December 31, 2009 the Company had signed applications for ten units at its Los Cabos project, however no revenues were recognized during that year.

Maintain Appropriate and Balanced Land Reserves

Our ability to identify, acquire and improve land is critical to our success.  Because the success of our operations depends, among other things, on managing our land reserves efficiently, we continually review our portfolio and seek new development opportunities.  As of December 31, 2010, the Company had land inventory for 5.4 years of future home deliveries by pursuing land investment opportunities.  For 2011, we anticipate minimizing investments by following a conservative replacement strategy for land bank acquisitions.  We target having an average land inventory equal to 2 to 3 years of future home deliveries.

We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale. We had total land reserves under title of approximately 82.3 million square meters, as of December 31, 2010, which include primarily land reserves in Mexico and approximately 2.7 million square meters of land reserves for our operations in Brazil. We estimate we could build approximately 366,680 affordable entry-level homes, approximately 29,680 middle-income homes and approximately 2,230 homes targeting the tourism market on our land reserves.

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

During 2010, we continued with the expansion of our Homex Community concept initially launched in 2008. The Homex Community is an initiative designed to improve the urban planning of our communities to offer our customers integrated communities attractive to a younger population. We believe a younger demographic prefers to live closer to the city, in an environment where families can enjoy a living experience that promotes social interaction and shopping, and where services and entertainment are convenient. The Homex Community is a concept for constructing cities which apply modern urban development models, as well as innovative techniques for social development, primarily focused on improving the quality of life and enhancing home and project appraisal. Homex Communities include commercial areas, special and general services and recreational spaces that facilitate social interaction.

In addition, Homex Communities follow CONAVI and INFONAVIT initiatives designed to promote green  homes and orderly urban planning through increased project density resulting from vertical construction. As of year-end 2010, vertical prototypes represented approximately 30 percent of total Homex homes under construction. We believe  we are one of the first developers to actively implement vertical prototypes in many Mexican cities, which has helped us drive sales. As a result, and based on our ongoing efforts to engage our customers in dialogue concerning the future of their communities, we believe the aforementioned community initiatives and improved building practices are tailored to our customers’ specific needs.

Mold Construction System

The Company employs cutting-edge construction technology based on aluminum molds that it has uses in some, but not all, of its projects.  This technology has improved the efficiency of the construction process.  Among the advantages of the molds are:

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

During the year ended December 31, 2010 we used this technology in the construction of 36,160 homes.  The Company intends to continue using this technology in the future.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tuxtla in the south, including 140 developments in 21 states and 34 cities as of December 31, 2010, which states represent 78% of Mexico’s population, according to INEGI. For the year ended December 31, 2010, 18% of our revenues originated in Mexico City Metropolitan Area, the largest city in Mexico, and 10% in the state of Jalisco. The remaining revenues originated in 31 other cities.  As a diversified homebuilder, our national footprint covers: (i) capital cities, where we benefit from a stable demand from government employees; (ii) industrial cities, including Puebla, Monterrey, Guanajuato, Saltillo and Chihuahua, where we benefit from Mexico’s export-oriented economy; and (iii) tourism and service-oriented cities.  During 2010, México’s service sector accounted for 60.8% of the country’s GDP, as the industry employs approximately 42.1% of the active population.  Our geographic diversity within Mexico has enabled the Company to mitigate our risk exposure to any one region.

We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high. However, we do not anticipate expanding into any new markets in Mexico during 2011. Rather, we intend to take a conservative approach and focus on consolidating our presence in the markets where we have existing operations.

During 2009, the Company initiated operations in Brazil with the construction of a 1,300-unit affordable entry-level development in Sao Jose dos Campos, northeast of Sao Paulo and as of December 31, 2010 we had three projects under construction equivalent to approximately 6,000 homes in the cities of Sao Jose dos Campos, Marilia and Campo Grande.

Total Homes Closed

The following table sets forth information on our historical sales by country and state. During 2008, 91.5% and 8.5% of the homes we closed were affordable entry-level and middle-income, respectively, during 2009, 92.4% and 7.6% of the homes closed were affordable entry-level and middle-income, respectively, and during 2010, 89.2% and 10.8% of the homes closed were affordable entry-level and middle-income, respectively.

In 2010 and 2009, the Company recognized revenues outside Mexico in connection with 282 and 13 affordable entry-level homes, respectively, in Sao Jose dos Campos, northeast of Sao Paulo, Brazil.

Presented below is a summary of homes closed:

	Years Ended December 31,
	2010		2009		2008
	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- Income

Mexico
Baja California	2,797	419	3,648	206	1,081	235
Baja California Sur	2,899	71	1,168	131	2,030	193
Chiapas	974	104	1,427	232	2,305	249
Chihuahua	650	36	98	58	365	105
Coahuila	2,295	—	1,490	30	8	—
Durango	746	—	1,318	—	—	—
Guanajuato	235	287	1	134	535	97
Estado de Mexico	7,926	722	13,919	898	10,237	978
Guerrero	23	413	333	72	1,364	210
Hidalgo	48	252	—	1	—	99
Jalisco	5,680	323	4,608	526	5,797	440
Michoacán	768	136	811	15	854	272
Morelos	839	312	936	164	—	—
Nuevo Leon	4,354	616	5,205	255	4,790	63
Oaxaca	—	—	—	—	—	—
Puebla	1,427	—	1,945	—	1,104	7
Querétaro	1,109	—	1,125	—	1,226	—
Quintana Roo	1	584	81	265	339	—
Sinaloa	913	135	1,114	62	1,621	130
Sonora	1,057	116	97	227	718	64
Tamaulipas	330	147	61	56	763	50
Veracruz	4,226	95	3,135	151	3,288	383
Subtotal	39,297	4,768	42,520	3,483	38,425	3,575
Brazil	282	—	13	—	—	—
Total	39,579	4,768	42,533	3,483	38,425	3,575

THE MEXICAN HOUSING MARKET

We have obtained the following information from public sources, including publications and materials from the Mexican Ministry of Social Development, or “SEDESOL” (Secretaría de Desarrollo Social), the Mexican Population Council, or CONAPO      (Consejo Nacional de Población), INEGI, INFONAVIT, SHF, the Mexican Chamber of Industrial Housing Promoters and Development, or “CANADEVI” (Cámara Nacional de la Industria de Desarrollo y Promoción de la Vivienda), CONAVI (Comisión Nacional de Vivienda) and SOFTEC, S.C. Although we believe our sources and estimates are reliable, we have not independently verified the information or data from third parties and cannot guarantee the accuracy or completeness of such information from third parties or the information and data we have obtained ourselves.

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

According to INEGI, Mexico had a population of approximately 112.3 million in 2010 and estimates that this will grow to 113.6 million in 2011. CONAPO estimates that there will be approximately 28.7 million households in Mexico in 2011 and that there will be approximately 29.3 million households by year-end 2012, approximately 32.9 million by year-end 2018 and approximately 34 million by year-end 2020.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s. The children born during this boom are contributing to the current increased demand for housing. The target consumer group for our homes is typically between 25 and 50 years old. In 2010, the 20-50 year-old age group represented approximately 49.7 million people or 44.3% of Mexico’s population. CONAPO estimates that by 2020, this age group will represent 44.3 million or 38.0% of Mexico’s population. The size stability of this group is expected to contribute to increased housing demand in Mexico.

Housing Supply

In 2010, CONAVI’s housing statistics indicated there was a shortage of 8.9 million homes in Mexico. This figure included the need for:

•                  1.7 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•                  7.2 million substandard homes in need of extensive repair and possible replacement.

CONAVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 550,000 units per year into the near future. To address the immediate shortage of 8.9 million homes as well as the anticipated new demand, the Mexican government committed to financing and/or building at least 1.1 million units in 2011.

Instituto de Vivienda del Distrito Federal (“INVI”)

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

The mission of INVI is to satisfy the need for housing of families with limited economic resources located in the Federal District through the granting of mortgages for affordable entry-level homes, with the goal of creating 192,544 new housing units in the years 2007-2012. For the year ended December 31, 2010, INVI had granted 2,020 mortgages for new homes, and 8,694 credits for home improvements.

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

Mexico’s developer-built housing market is categorized in the table below:

Housing Market Segments

Segment	Cost	Size	Characteristics
Affordable entry-level	Between Ps.195,000 and Ps.540,000 (US$15,749-US$43,613)	45 m2-76 m2 (484 sq. ft. -818 sq. ft.)	Kitchen; living, dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	Between Ps.541,000 and Ps.1,885,000 (US$43,694-US$152,241)	76 m2-172 m2 (818 sq. ft.-1,851 sq. ft.)	Kitchen, family room, living, dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	More than Ps.1,885,000 (US$152,241)	more than 172 m2 (1,851 sq. ft.)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Tourism	Between US$300,000 and US$950,000	Between 1,500 sq. ft. and 2,150 sq. ft.	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

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

Following the 1994 economic crisis, government policy sought to counterbalance the shortage of available financing and the increases in interest rates that resulted by focusing primarily on providing mortgages and construction financing via Mexican Housing Funds in the affordable entry-level segment. Government funds no longer provided development or sales activities and functioned instead as true savings-and-loan programs. Legislative reforms with regard to community-owned agricultural territories (ejidos), which made it possible to sell these formerly restricted properties, also increased the potential supply of land available for development. During this period, the government authorized the creation of sofoles, which underwrite mortgages with funds and guarantees provided by government agencies, private investment, national, foreign or development bank loans, or through the Mexican capital markets. Furthermore, the government encouraged industry growth and private sector lending by supporting consolidation in the housing development industry.

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions. During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions. The level of available financing has continued to grow as a result of Mexican government policies. President Calderón’s administration’s goal is to finance six million mortgages during his administration. As of 2010, 5.7 million mortgages have been financed since Calderón took office in 2006, satisfying 95% of the administration’s goal. President Calderón’s administration has supported four objectives for the homebuilding industry, as originally set forth by President Fox:

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

The actions taken by President Calderón’s administration to accelerate the housing and mortgage supply in Mexico has resulted in the emergence of an active housing industry supported by solid private and public institutions. The developer-built market has continued to expand due to higher levels of available mortgage financing, especially through Mexican Housing Funds such as INFONAVIT, SHF and FOVISSSTE. According to CONAVI, from 2000 to 2010 mortgage providers in Mexico granted 6,489,487 mortgages, a 12.9% compound annual growth rate from 331,880 in 2000 to 1,142,035 in 2010.  For the year ended December 31, 2010, a total of 1,142,035 mortgages were granted by all public and private entities involved in the Mexican housing market, according to CONAVI.

President Calderón has indicated that he will continue to support and promote the housing industry on three main lines: urban development, very affordable housing and home improvement. His administration’s goal is for the Mexican Housing Funds to provide six million mortgages by 2012.

In early 2009, the Mexican federal government announced a stimulus bill, the “National Agreement in Favor of Personal Finance and Employment” (Acuerdo Nacional en Favor de la Economía Familiar y el Empleo), that contains assistance for the homebuilding industry. Under the bill, the government increased aid from Ps.5.2 billion to Ps.7.4 billion for a federal housing subsidy program designed to provide assistance to low-income families. In addition, the Mexican federal government, homebuilders and suppliers signed a separate agreement, the “National Housing Program” that confirms the housing industry’s importance to the Mexican economy during the 2008-2009 recession and economic slowdown.

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

•                  commercial banks and sofoles using their own funds; and

•                  direct subsidies from public housing agencies and state housing trusts, including the Mexican Fund for Popular Housing, or “FONHAPO” (Fideicomiso Fondo Nacional de Habitaciones Populares).

According to CONAVI, these mortgage providers originated 1,142,035 home mortgages in 2010 from which 845,229 mortgages were granted for new homes.

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

Homebuyers qualify for INFONAVIT loans according to a point system whereby points are awarded based on income, age, amount of monthly contributions, and number of dependents, among other factors.  The total loan amount may equal 100% of the cost of a home, up to a maximum of between 300 and 350 times the Salario Mínimo General Mensual del Distrito Federal, the minimum monthly general wage in Mexico City, depending on geographical region.  As of December 31, 2010, the daily minimum wage in the Federal District was Ps.57.46 (US$4.64).  Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions by employers.  INFONAVIT generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income.

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

In 2007, INFONAVIT inaugurated a program called Cofinanciamiento, or “Cofinavit”, which is meant to assist high-income borrowers in a manner similar to the Apoyo INFONAVIT program. This new program enables Cofinavit customers to obtain a mortgage loan granted by INFONAVIT in conjunction with a commercial bank or a sofol. In addition, the customers can use their individual contributions in their INFONAVIT accounts as part of the financing or as collateral for the mortgage loan. Apoyo INFONAVIT and Cofinavit do not have a maximum limit on the value of the home to be financed.

INFONAVIT also introduced a new program called “INFONAVIT Total” targeted at workers who qualify for the traditional INFONAVIT program.  Through INFONAVIT Total, the loan recipient agrees to a partial assignment of the INFONAVIT mortgage loan to a commercial bank.  The terms of the INFONAVIT Total mortgage loan are substantially equal to the traditional INFONAVIT loan, and INFONAVIT continues to administer and service the loans under this program, yet INFONAVIT shares the funding burden and the economic risks and benefits of the portfolio with the commercial bank participating in the program.

In addition, during late 2004 and early 2005, INFONAVIT initiated a mortgage financing system, enabling it to expedite the issuance of mortgages in response to public demand by reducing documentation necessary for initial processing thereby helping it to achieve its year-end goals. In addition, this new system enhances transparency and quality of service in connection with mortgage services.

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

INFONAVIT provided approximately 41.6% of all home mortgage financing in Mexico during the year ended December 31, 2010.

INFONAVIT has made a commitment to provide 480,000 new mortgages in 2011. In addition, this agency has agreed to guarantee mortgage loans granted to employees by commercial banks and sofoles in the case of job loss. INFONAVIT expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private sector, and implementing a voluntary savings program. INFONAVIT has also recently begun securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

The forecasted INFONAVIT lending goal for 2011-2015 period has been recently announced as follows:

Year	Mortgages
2011	480,000
2012	490,000
2013	510,000
2014	530,000
2015	555,000

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

FOVISSSTE generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately Ps.803,544 (US$64,898). Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions.

FOVISSSTE has announced that it is seeking to increase the total number of mortgages it grants.  During 2010, FOVISSSTE granted more than 91,050 mortgages. FOVISSSTE provided approximately 8.0% of all home mortgage financing in Mexico during the year ended December 31, 2010.

FOVISSSTE’s forecasted lending goal for 2011 is to grant at least 90,000 mortgages.

SHF

SHF was created in 2002 as a public sector development bank. SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and sofoles. In turn, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks, sofoles and sofomes (which in turn make direct bridge loans to developers). As of September 1, 2004, however, SHF provided funding for bridge loans only for homes with a purchase price of up to UDI 166,667 (approximately Ps.754,386 or

US$60,927 as of December 31, 2010). In lieu of funding bridge loans for homes with a higher purchase price of up to UDI 500,000 (approximately Ps.2,263,154 or US$182,782 as of December 31, 2010), SHF will provide guarantees to support efforts by commercial banks and sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes. Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (approximately Ps. 2,263,154 or US$182,782 as of December 31, 2010). Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately Ps.678,946 or US$54,835 as of December 31, 2010) with credit enhancements and loan guarantees for commercial banks and sofoles to support their capital-raising efforts for the financing of such individual mortgage loans. In terms of total homes financed, SHF provided approximately 3.5% of all home mortgage financing in Mexico during the year ended December 31, 2010.

In connection with its mortgage financing operations, SHF also took an active role in issuing mortgage backed securities (Bonos Respaldados Por Hipotecas or “BORHIS”) as well as market making in these securities during 2010.  In addition, SHF reviews issuances of BORHIS to ensure that they comply with market eligibility requirements and criteria, and provides information and analysis regarding historical information, risk of default, and market evolution concerning BORHIS issuances. By engaging in market-making activities and providing mortgage financing to underserved segments of the population, SHF also provided liquidity to the Mexican housing market. Additionally, SHF has committed to focus its strategy on the promotion of Self-Sustainable Housing Environments (Desarrollos Urbanos Integrales Sustentales) and in the re-population of urban areas.

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

Commercial banks, sofoles and sofomes provided approximately 11.3% of all home mortgage financing in Mexico during the year ended December 31, 2010.

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

Other public housing agencies provided approximately 35.6% of all mortgage financing in Mexico during the year ended December 31, 2010.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including publicly traded companies like Corporación GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V, SARE, S.A.B. de C.V. and URBI Desarrollos Urbanos, S.A.B. de C.V.

All things considered, we estimate that approximately 1,417 different companies operate new home developments in Mexico. The following table sets forth the approximate operating information of the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2010 Home Sales	2010 Sales (millions of Ps.)	Location in Mexico
GEO	56,093	19,154.4	National
URBI	33,478	14,950.7	North, Mexico City and Guadalajara areas
ARA	18,244	7,371.0	National
SARE	2,684	2,341.4	Mexico City region

Source: Companies’ 2010 fourth quarter financial releases.

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

Marketing

We conduct advertising and promotional campaigns principally through print media, including billboards, fliers, and brochures designed specifically for the target market, as well as local radio and television. Moreover, we complement these campaigns with additional advertising efforts, including booths at shopping centers and other high traffic areas, to promote open houses and other events. In some locations, we work with the business to business (which allows us to present local employers and other groups with information on our communities to their employees or members) and our massive sales program (which consists in organizing massive events in which the benefits of acquiring a Homex home are explained in a communal recreation gathering, and prospects are contacted). We rely on positive word-of-mouth from satisfied customers for a large percentage of our sales.

Sales

In general, we make sales either at sales offices or model homes. Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand. As of December 31, 2010, we operated 66 sales offices, one in each of the developments we have established. Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers. We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products. We provide the same information through trained corporate sales representatives at model homes. We compensate our sales agents on an exclusively performance-based commission method, typically 2.3% of the total home price.

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

During 2007, the Company acquired cutting-edge construction technology based on aluminum molds; this new technology has improved the efficiency of the construction process. Among the advantages are the shorter construction time; better quality and reduced reprocessing; re-use of the same mold for several prototypes of homes, with an estimated life of 2,000 usages per mold; versatility, because the molds permit construction ranging from simple floors to apartment buildings using the same system; labor savings; compatibility among international suppliers; eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber; and durability, due to the use of concrete. As of December 31, 2010 we used this technology in the construction of 36,160 homes.

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

Labor

As of December 31, 2010 we had a total of approximately 23,085 employees, of whom 20,757 were employed in Mexico, 51 were employed in India and 2,277 in Brazil. Our total employees at December 31, 2009 and 2008 were 12,295 and 17,280, respectively.  Approximately 51% of our employees as of December 31, 2010 were administrative and managerial personnel.

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

As of December 31, 2010, all of our construction employees were members of a national labor union of construction workers. The economic terms of our collective bargaining agreements are negotiated on an annual basis. All other terms and conditions of these agreements are negotiated every other year. We believe that we have an excellent working relationship with our workforce. We have not experienced a labor strike or any significant labor-related delay to date.

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

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors that covers the claims related to the quality of their work. We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires. Generally, the warranty period lasts for one year after the contractors complete their work and covers any visible or hidden defect. We believe that at December 31, 2010 we had no unrecorded losses with respect to these warranties.

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

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries as of December 31, 2010 and 2009.

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2010	2009	Products/Services
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	Mexico	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	Mexico	100%	100%	Administrative services and promotion related to the construction industry
Altos Mandos de Negocios, S.A. de C.V.	Mexico	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	Mexico	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	Mexico	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	Mexico	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Centro, S. de R.L. de C.V. (1)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Norte, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing
Hogares del Noroeste, S.A. de C.V. (2)	Mexico	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing
Opción Homex, S.A. de C.V.	Mexico	100%	100%	Sale, lease and acquisition of properties
Homex Amuéblate, S.A. de C.V.	Mexico	100%	100%	Sale of housing-related products
Homex Global, S.A. de C.V. (3)	Mexico	100%	100%	Holding company for foreign investments
Sofhomex, S.A. de C.V. S.F.O.M. E.R.	Mexico	100%	100%	Financial services
Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	Mexico	100%	100%	Employee stock option plan administration

HXMTD, S.A. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of upper-income tourism housing
Homex Central Marcaria, S.A. de C.V.	Mexico	100%	100%	Administration of industrial and intellectual property
Homex Infraestructura, S.A. de C.V. (4)	Mexico	100%	—%	Design and construction service for public or private services
CRS Morelos, S.A. de C.V. (4)	Mexico	100%	—%	Construction services to government
CT Prop, S. de R.L. de C.V. (5)	Mexico	100%	—%	Promotion, design, construction and sale of tourism housing
CT Loreto, S. de R.L. de C.V. (5)	Mexico	100%	—%	Promotion, design, construction and sale of tourism housing

(1)                      Casas Beta del Centro, S. de R.L. de C.V. (“CBC”) owns 100% of the outstanding stock of Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (“Huehuetoca”), which are engaged in the promotion, design, construction and sale of entry-level housing. Huehuetoca is fully consolidated in accordance with MFRS B-8, Consolidated or Combined Financial Statements, since the Company has control over this subsidiary. Through October 20, 2009, CBC owned 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. That company was sold to a third party on that date.

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

(3)                      Homex Global, S.A. de C.V, (“Homex Global”) owns the outstanding stock of the following companies:

(a)          Effective March 2008, Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that is to perform the construction and development of entry-level and middle-income housing in India. This company had no significant operations during 2008, 2009 and 2010.

(b)         Effective September 2007, Homex Global owned 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, a company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt. Pursuant the application of MFRS C-7, Investments in Associates and Other Permanent Investments, effective January 1, 2009, this company was no longer considered an associate but another permanent investment. On December 31, 2009 the Company sold its total investment in this company to a third party.

(c)          Effective February 2008, Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no operations from 2008 to 2010.

(d)         Effective November 2008, Homex Global owns 100% of the outstanding common stock of Homex Brasil Incorporacoes a Construcoes Limitada (“Homex Brasil”), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada. Through twenty three subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brazil. During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in Sao Jose dos Campos, northeast of Sao Paulo. As of December 31, 2010 and 2009 the Company had recognized revenues from its Brazilian operations of Ps. 173,272 and Ps. 7,741, respectively.

(4)                  These companies were incorporated in 2010; however, they had no significant operations during 2010.

(5)                  These companies were acquired in 2010. See “Item 4.  Information on the Company—Business Overview—History and Development—Our Products” and Note 4 to our consolidated financial statements. CT Prop, S. de R.L. de C.V. owns 100% of the outstanding stock of CT Commercial Properties, S. de R.L. de C.V.

ITEM 4A.       Unresolved Staff Comments.

Not applicable.

ITEM 5.        Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein. Our consolidated financial statements are stated in thousands of historical pesos. Other financial information included in this annual report, unless otherwise specified, is also stated in historical pesos. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“MFRS”), which differ in certain respects from US GAAP as described in Notes 28 through 30 to our audited consolidated financial statements.

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

Revenue and Cost Recognition

Pursuant to MFRS, prior to January 1, 2010, we recognized revenues from the sale of homes based on the percentage-of-completion method of accounting, which required us to recognize revenues measured by the percentage of actual costs incurred to total estimated costs for each development and each project.

In December 2008, IMFRS 14 was issued by the CINIF to complement Bulletin D-7, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors.

Due to the application of this Interpretation, effective January 1, 2010, the Company stopped recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company began to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” (or the “deposit accounting method”) in which revenues, costs and expenses should be recognized, when all of the following conditions are fulfilled:

•                  the Company has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or or the assets ownership;

•                  the Company does not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

•                  the revenues amount can be estimated reliably;

•                  it is probable that the Company will receive the economic benefits associated with the transaction; and

•                  the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and signing by the Company, the customer and (if applicable) the lender the legal contracts and deeds of ownership (escritura) over the property. At that time, the customer would have the legal right to take possession of the home.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with these 2010 consolidated financial statements as required by MFRS B-1 Accounting Changes and Error Correction.

Pursuant to US GAAP, we apply ASC No. 360.20 for the substantial majority of our revenues. Revenues under US GAAP’s ASC 360.20 are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured.

The principal remaining differences between ASC 360.20 and IMFRS 14 relate to: (1) revenues from FOVI and INVI financial institutions, which are typically recognized for MFRS purposes before they are recognized for US GAAP purposes, since for US GAAP purposes they do not yet comply with one of the ASC conditions above, specifically that a significant down payment is received, that is typically more than 10%, and (2) the deferral and thus recognition on a cash basis for US GAAP of unsecured home-buyer receivables.

The remaining variations in the Company’s gross profit and gross profit margin between MFRS and US GAAP principally relate to differences in amounts included in cost of sales.  Under MFRS certain financing costs are included in interest expense that are considered a component of cost of sales for US GAAP.   Furthermore, under both MFRS and US GAAP, certain other financing costs are capitalized and ultimately charged to cost of sales when inventory is sold.  However, the method and amounts capitalized varies between MFRS and US GAAP and can result in varying gross profit margins and thus operating profits.

In 2010, revenues under MFRS were Ps.19,652 million while revenues under US GAAP were Ps.19,629 million. In 2009, restated revenues under MFRS were Ps.17,476 million while revenues under US GAAP were Ps.17,616 million. For a further discussion of revenue recognition policies under US GAAP, refer to Notes 28 through 30 to the Company’s consolidated financial statements.

Total units closed and recognized as MFRS revenue in 2010 were 44,347 units (46,016 in 2009) compared to 44,277 units closed under US GAAP in 2010 (46,631 in 2009). Total units closed of 44,347 in 2010 represents a 3.6% decrease compared to total units closed in 2009 of 46,016. The decrease is attributable primarily due to the Company’s strategy of focusing on home prototypes in the affordable entry-level and middle-income segment, which produce higher revenue and profit margins. Thus, while the number of units has decreased, resulting revenues and profits have increased.

Impairment evaluation of inventories

The Company reviews the carrying amounts of its inventories annually or earlier when an impairment indicator suggests that such amounts might not be recoverable. If events or changes in circumstances indicate that the carrying value may not be recoverable an assessment is undertaken to determine whether carrying values are in excess of their net realizable value. Net realizable value is the estimated sales price in the ordinary course of business, less estimated costs for completion and effecting a sale.

Net realizable value for development properties is based on internal project evaluations where assumptions are made about the project’s expected revenues and expenses. Valuation of these projects is performed according to lower cost of market principle. If the carrying amount of a project exceeds the net realizable value, a provision is recorded to reflect the inventory at the recoverable amount in the balance sheet. Impairment losses are recognized in the income statement.

As of December 31, 2010 and 2009, no impairment was recognized with respect to our inventories.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statements, carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against deferred tax assets resulting in additional income tax expense. Included as a component of our net deferred tax liabilities are tax loss carry-forward assets (“NOL carry-forwards”) of Ps. 3,099,644 (post-tax effected — Ps. 930,107) as of December 31, 2010 related to our operations in Mexico.  We believe that it is more likely than not that such NOL carry-forwards will be ultimately recovered, primarily through the reversal of deferred tax liabilities. Accordingly, no valuation allowance has been recognized against these NOL carry-forwards in our consolidated financial statements, except by NOL carry-forwards mentioned in Note 24 f) to our consolidated financial statements. We also have tax loss carry-forward assets (“NOL carry-forwards”) of Ps. 415,805 (post-tax effected Ps. 141,374  ) as of December 31, 2010 related to our operations in Brazil.  Given the start-up nature of our Brazilian operations, a valuation allowance has been recognized against these NOL carry-forwards in our consolidated financial statements. See Notes 3 and 24 to our consolidated financial statements.

On December 7, 2009, a tax reform bill was approved and published which reformed, amended and annulled certain tax dispositions that were effective on January 1, 2010. This new bill reform enacted and income tax rate (Impuesto Sobre la Renta, or “ISR”) effective as follows:  (a) from 2010 to 2012, 30%; (b) for 2013, 29%; and (c) for 2014 and future years, 28%.

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

We have taken certain positions in our annual tax returns which are classified as uncertain tax positions for financial reporting purposes. Specifically, uncertain tax positions currently outstanding relate to our interpretation of the Mexican Income Tax Law (MITLA) related to the inclusion of certain debts in the calculation of the inflation adjustment, and the deduction of land by real estate developers. As of December 31, 2010 and 2009, uncertain tax positions resulted in Ps. 604,139 and Ps. 421,843, respectively,  in deferred tax assets which had been provided for through a full valuation allowance, and an additional current liability in the amount of Ps. 775,946 and Ps. 248,781 in our consolidated financial statements, respectively.

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, stated in nominal pesos. The table also sets forth the data as a percentage of our total revenues:

	2010		2009 (restated)		2008 (restated)
	(in thousands of Mexican pesos (Ps.))
MFRS:
Revenues	Ps.	19,652,309	Ps.	17,476,489	Ps.	14,725,828
Cost of sales	13,727,484		12,285,836		10,356,329
Gross profit	5,924,825		5,190,653		4,369,499
Selling and administrative expenses	2,980,379		2,471,680		2,303,402
Income from operations	2,944,446		2,718,973		2,066,097

Other (expenses) income, net	(142,765)		5,320		(140,238)
Net comprehensive financing cost (1)	314,742		148,511		508,673
Income tax expense	906,997		994,389		456,256
Net income	Ps.	1,579,942	Ps.	1,581,393	Ps.	960,930

	(as a percentage of sales)
MFRS:
Revenues	100.0%	100.0%	100.0%
Cost of sales	69.9%	70.3%	70.3%
Gross profit	30.1%	29.7%	29.7%
Selling and administrative expenses	15.2%	14.1%	15.6%
Income from operations	15.0%	15.6%	14.0%
Other (expenses) income, net	(0.7)%	0.0%	(1.0)%
Net comprehensive financing cost	1.6%	0.8%	3.5%
Income tax expense	4.6%	5.7%	3.1%
Net income	8.0%	9.0%	6.5%

(1)                    Represents interest income, interest expense, foreign exchange gains and losses and valuation effects of derivative instruments.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009 - MFRS

Revenues

Total housing revenues in 2010 increased 7.4% to Ps. 18,465.2 million from Ps. 17,198.7 million in 2009, driven by higher average prices in the affordable-entry level segment and increased volume in the middle-income segment. Affordable entry-level homes (including our operations in Brazil) represented 67.6% of total revenues in 2010 compared to 78.9% in 2009.  Middle-income homes represented 26.3% of total revenues in 2010 compared to 19.5% in 2009.  In 2010, other revenues increased to Ps.1,187.0 million, compared to Ps.277.7 million in 2009. The increase is primarily a result of construction service contracts we entered into with the Mexican Federal Government.

Units closed in 2010 decreased 3.6% to 44,347 homes, from 46,016 homes in 2009 primarily due to the Company’s strategy of focusing on home prototypes in the affordable entry-level and middle-income segment, which produce higher revenue and profit margins. Thus, while the number of units closed has decreased, resulting revenues and profits have increased. Affordable entry-level sales volume decreased to 39,579 homes in 2010 or 89.2% of total sales volume compared to 92.4% in 2009. Middle-income sales volume increased 10.8% to 4,768 homes in 2010 compared to 3,483 homes in 2009, reflecting the Company’s strategy of focusing on home prototypes that can be financed through co-financing mortgage programs with INFONAVIT and FOVISSSTE in response to commercial banks providing mortgages that are co-financed by such agencies.

Gross Profit

Gross profit increased to 30.1% in 2010 from 29.7% in 2009 which includes the effects of MFRS D-6. Pursuant to the application of MFRS D-6, which was implemented in 2007, the Company is required to capitalize a portion of its CFC, which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to cost of sales as the related inventory is sold in future periods.

During the year ended December 31, 2010, the Company’s capitalized CFC that was applied to cost of sales increased 41.1% to Ps.758.3 million compared to Ps.537.4 million during the same period in 2009 primarily as a result of:

•                  a 71% increase in capitalized interest expense to Ps.789.8 million during the year ended December 31, 2010 from Ps.463.1 million as of December 31, 2009, reflecting the 28% increase in total debt in connection with an increased investment in construction-in-process inventory; and

•                  capitalized foreign exchange gain applied to cost of sales of Ps.27.9 million, compared to a loss of Ps.80.2 million during the same period in 2009, reflecting  the appreciation of the Mexican peso relative to the US dollar.

Costs of sales increased by 11.7% for the year ended December 31, 2010 to Ps.13,727.4 million from Ps.12,285.8 million for the same period in 2009, due primarily to the increase in the Company’s capitalized CFC.  On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex’s gross margin in 2010 was 34.0%, compared to 32.8% in 2009. The increase in gross margin was mainly driven by a higher average price in the Company’s affordable-entry and middle-income level segments homes as described under “Revenues” above.

Selling, General and Administrative (“SG&A”) Expenses

Selling, general and administrative expenses increased by 20.6% to Ps.2,980.3 million in 2010 compared to Ps.2,471.7 million in 2009.  As a percentage of total revenues, SG&A expenses increased to 15.2% in 2010 compared to 14.1% in 2009.  The increase in SG&A was primarily a result of the addition of personnel in Homex’s international and tourism divisions, an expense which was not yet offset by revenue contributions from those divisions.

Income from Operations

In 2010, income from operations increased by 8.3% to Ps.2,944.4 million compared to Ps.2,718.9 million in 2009. On a pro-forma basis (without considering the application of MFRS D-6), the Company’s operating margin in 2010 increased 21 bps to 18.8% compared to 18.6% in 2009. The higher margin reflects the Company’s increased profitability as a result of higher average prices.

Net Comprehensive Financing Cost

Net comprehensive financing cost (comprised of interest income, interest expense, foreign exchange gains and losses, valuation effects of derivative instruments and monetary position gains and losses) increased to Ps.314.7 million in 2010 compared to Ps.148.5 million in 2009, substantially as a result of the following:

•                  net interest expense increased to Ps.177.2 million in 2010 from Ps.141.5 million in 2009, primarily due to an increase in the Company’s total debt of 28 percent;

•                  the Company had a foreign exchange loss of Ps.97.8 million in 2010 compared to a foreign exchange gain of Ps.59.5 million in 2009; and

•                  the net valuation effects of financial instruments decreased from Ps.66.4 million in 2009 to Ps.39.6 million in 2010 as a result of the changes in the mark-to-market of the Company’s financial instruments during the year.

Foreign Exchange Exposure and Currency Derivatives

As of December 31, 2010, Homex’s US Dollar denominated debt consisted of two US$250 million bonds issued in 2005 and 2009 with single principal payments due at maturity in 2015 and 2019, respectively.  In connection with its US$250 million bond maturing in 2015, the Company entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.13.89 per U.S. dollar through 2012.  In connection with its US$250 million bond maturing in 2019, the Company entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar through 2019 and at an average weighted cost of 4.39%.  In addition, the Company entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.11.67 per U.S. dollar through 2012.

The net valuation effects of financial instruments for the years ended December 31, 2010, 2009 and 2008, were Ps.39,654, Ps.66,451 and Ps.313,962, respectively.

Income Tax Expense

Income tax expense decreased by 8.8% to Ps.906.9 million in 2010 compared to Ps.994.3 million in 2009. The effective tax rate was 36% in 2010 compared to 39% in 2009. The decrease in the effective tax rate was attributable to charges recorded in 2009 related to the adoption of a new tax law in Mexico, along with fewer non-deductible tax items in 2010, partially offset by a higher statutory tax rate in 2010.

Net Income of controlling interest

Net income of controlling interest decreased 3.5% to Ps.1,511.7 million in 2010 compared to Ps.1,565.8 million in 2009, as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008 - MFRS

Revenues

Total housing revenues in 2009 increased 16.9% to Ps.17,198.7 million from Ps.14,715.7 million in 2008, driven both by increased sales volume and higher average prices in the affordable entry-level segment. Affordable entry-level homes represented 78.9% of total revenues in 2009 compared to 76.7% in 2008.  Middle-income homes represented 19.5% of total revenues in 2009 compared to 23.3% in 2008.  In 2009, other revenues increased to Ps.277.7 million, compared to Ps.100.0 million in 2008.  The increase is mainly due to construction service contracts we entered into with the Mexican federal government.

Units closed in 2009 increased 9.6% to 46,016 homes, from 42,000 homes in 2008 primarily due to the Company’s focus on affordable entry-level and low-cost products in view of the availability of mortgage financing in this segment through INFONAVIT and others.  Affordable entry-level sales volume increased to 42,533 homes in 2009 or 92.4% of total sales volume compared to 91.5% in 2008.  Middle-income sales volume decreased 2.6% to 3,483 homes in 2009 compared to 3,575 homes in 2008, reflecting the Company’s strategy to reduce its exposure to the middle-income segment in light of economic conditions that affected mortgage financing availability for this segment as well as consumer confidence.

Gross Profit

Gross profit remained unchanged at 29.7% in 2009 compared to 2008. Pursuant to the application of MFRS D-6, which was implemented in 2007, the Company is required to capitalize a portion of its CFC, which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to cost of sales as the related inventory is sold in future periods.

During the year ended December 31, 2009, the Company’s capitalized CFC that was applied to cost of sales decreased 18.8% to Ps.537.4 million compared to Ps.662.0 million during the same period in 2008 primarily as a result of:

•                  a 39% increase in capitalized interest expense to Ps.463.1 million during the year ended December 31, 2009 from Ps.333.4 million for the year ended December 31, 2008. The increase in capitalized interest expense that was applied to cost of sales was partially driven by the recognition of previous years’ capitalized interest expense on inventory pursuant the application of MFRS D-6 and a 29% increase in the Company’s total debt position in 2009; and.

•                  capitalized foreign exchange loss applied to cost of sales of Ps.80.2 million, compared to a loss of Ps.350.9 million during the same period in 2008. The decrease in the loss was a result of the appreciation of the Mexican peso relative to the U.S. dollar during 2009.

Costs of sales increased by 18.6% for the year ended December 31, 2009 to Ps.12,285.8 million from Ps.10,356.3 million for the same period in 2008, due to primarily a higher CFC capitalization applied to cost of sales during 2009 as explained above. On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex’s gross margin in 2009 was 32.8%, compared to 34.2% in 2008. The decrease in gross margin was mainly driven by a decline in the percentage of our total revenues generated from sales of middle-income homes, from 23.3% in 2008 to 19.5% in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 7.3% to Ps.2,471.6 million in 2009 compared to Ps.2,303.4 million in 2008. As a percentage of total revenues, SG&A expenses decreased to 14.1% in 2009 compared to 15.6% in 2008. The increase in SG&A was primarily a result of the addition of personnel in our tourism and international divisions, an expense which was not offset by additional revenue contributions from those divisions.

Income from Operations

In 2009, income from operations increased by 31.6% to Ps.2,718.9 million compared to Ps.2,066.0 million in 2008. On a pro-forma basis (without considering the application of MFRS D-6), the Company’s operating margin in 2009 was stable at 18.6% compared to 18.5% in 2008.

Net Comprehensive Financing Cost

Net comprehensive financing cost (comprised of interest income, interest expense, foreign exchange gains and losses, valuation effects of derivative instruments and monetary position gains and losses) decreased to Ps.148.5 million in 2009 compared to Ps.508.6 million in 2008, substantially as a result of the following:

•                  net interest expense increased to Ps.141.5 million in 2009 from Ps.29.8 million in 2008, primarily due to an increase in the Company’s total debt of 29 percent;

•                  the Company had a foreign exchange gain of Ps.59.5 million in 2009 compared to a foreign exchange loss of Ps.164.8 million in 2008, which was caused by the appreciation of the Mexican peso relative to the US dollar; and

•                  the net valuation effects of financial instruments decreased from Ps.313.9 million in 2008 to Ps.66.4 million in 2009, partially due to the cancellation of a foreign currency derivative transaction in October 2008 and the fact that certain financial instruments entered into in 2009 qualified for “hedge accounting” treatment, while certain of the Company’s previous financial instruments did not qualify for such accounting treatment.

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

Income Tax Expense

Income tax expense increased by 117.9% to Ps.994.3 million in 2009 compared to Ps.456.2 million in 2008. The effective tax rate was 39% in 2009 compared to 31% in 2008. The increase in the effective tax rate was attributable to changes recorded related to the adoption of a new tax law in México, along with higher non-deductible tax items in 2009 compared to 2008.

Net Income of controlling interest

Net income of controlling interest increased 69% to Ps.1,565.8 million in 2009 compared to Ps.926.6 million in 2008, as a result of the factors described above.

Results of Operations —Years Ended December 31, 2009 and 2010 —US GAAP

As disclosed in Note 28 to the Company’s consolidated financial statements, until the adoption of IMFRS 14, the primary differences between the Company’s financial statements prepared under MFRS and US GAAP related to revenue and cost recognition for construction projects, although certain smaller differences existed for other accounts. However, pursuant to the adoption of IMFRS 14, the Company’s revenue recognition policy under MFRS is more similar to US GAAP.

In 2010, revenues under MFRS were Ps.19,652 million while revenues under US GAAP were Ps.19,629 million.  In 2009, revenues under MFRS were Ps.17,476 million while revenues under US GAAP were Ps.17,616 million.  Revenues under US GAAP’s ASC 360.20 are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured. Subsequent to the Company’s adoption of IMFRS 14, its revenue recognition policy under MFRS is more closely aligned to US GAAP, although certain differences still exist. The principal remaining differences between ASC 360.20 and IMFRS 14 relate to: (1) revenues from FOVI and INVI financial institutions, that are typically recognized for MFRS purposes before they are recognized for US GAAP purposes, since for US GAAP purposes they do not yet comply with one of the ASC conditions above, specifically that a significant down payment is received, that is typically more than 10%, and (2) the deferral and thus recognition on a cash basis for US GAAP of unsecured home-buyer receivables.  For a further discussion of revenue recognition policies under US GAAP, refer to Note 28 to the Company’s consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2010 were 44,277 units (46,631 in 2009) compared to 44,347 units closed under MFRS in 2010 (46,016 in 2009). The lower volume in units closed in 2010 is primarily attributable to the Company’s strategy of focusing on more profitable segments within the affordable entry-level and low middle-income segments. We reduced our exposure to the economic segment by focusing on home prototypes that can be financed through co-financing mortgage programs with INFONAVIT and FOVISSSTE in response to commercial banks providing mortgages that are co-financed by such agencies. Total units closed of 44,277 in 2010 represents a 5% decrease compared to total units closed in 2009 of 46,631.  In 2009, units closed increased by 11.9% over 2008.  The proportion of units closed and units closed are generally consistent when evaluated by operating segment during both 2010 and 2009.

Gross profit margins were 30.1% for MFRS in 2010, compared to 29.9% for US GAAP.  Gross profit margins were 29.7% for MFRS in 2009, compared to 28.1% for US GAAP.   The remaining variations in the Company’s gross profit and gross profit margin between MFRS and US GAAP principally relate to differences in amounts included in cost of sales.  Under MFRS certain financing costs are included in interest expense that are considered a component of cost of sales for US GAAP.   Furthermore, under both MFRS and US GAAP, certain other financing costs are capitalized and ultimately charged to cost of sales when inventory is sold.  However, the method and amounts capitalized varies between MFRS and US GAAP and can result in varying gross profit margins and thus operating profits.

Selling, general and administrative expenses are not significantly impacted by the differences between MFRS and US GAAP.  Accordingly, fluctuations in US GAAP SG&A expenses during 2010 and 2009 are consistent with those described for MFRS discussed above.

CFC are different between MFRS and US GAAP for the reasons discussed above. These differences could result in periodic fluctuations in gross profit margins and CFC levels between the two accounting frameworks.

The Company’s effective tax rate is not significantly impacted by the differences between MFRS and US GAAP. The Company’s effective tax rate under MFRS was 36% in 2010 compared to 35% under US GAAP and 39% under MFRS in 2009 compared to 41% under US GAAP.

Refer to Note 28 through 30 to the Company’s consolidated financial statements for a complete reconciliation of net income between MFRS and US GAAP.

LIQUIDITY AND CAPITAL RESOURCES

We have experienced, and expect to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes and for land inventory purchases.

Adverse economic conditions in the U.S. throughout the 2008 – 2010 period affected the mortgage banking sector in the U.S., therefore negatively impacting performance of the homebuilding industry in the country, impacting the financial positions of a majority of U.S. homebuilders. Our domestic mortgage system, as explained herein, differs from that of the U.S. The Mexican housing market differs from the U.S. housing industry in several significant respects. The housing market in Mexico is in an early stage of development compared to the U.S. housing industry, which, according to some economists, has been subjected to heightened price speculation that has led to an excess supply of housing and a lack of liquidity stemming from earlier excessive mortgage lending activity. The Mexican housing market on the other hand is characterized by a large deficit of housing stock driven in part by a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home. Additionally, the Mexican government has implemented housing policies and created agencies designed to address the housing deficit by making funds available to a large segment of the population. As a result, in the past few years, a significant market for companies like Homex in the affordable entry-level segment has emerged. Accordingly, Homex does not believe that the housing market in Mexico is suffering from the same impairment and liquidity issues currently facing the U.S. housing industry. Moreover, while it may be reasonably possible that the impairment and liquidity issues currently facing the U.S. housing industry may deteriorate further, Homex does not have any current reason to believe these specific problems will materially affect its operations and liquidity directly.  However, no assurances can be given that impairment or liquidity issues in the United States will not affect our operations and liquidity in the future, or that impairment or liquidity issues will not arise in Mexico.

As of December 31, 2010, we had Ps.3,435.2 million of cash and cash equivalents and Ps.12,921.1 million of outstanding indebtedness for money borrowed (none of which was construction financing provided by sofoles for developments under construction), as compared to Ps.3,251.4 million of cash and cash equivalents and Ps.10,093.9 million of outstanding indebtedness as of December 31, 2009.

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

•                  commercial banks and other financial institutions; and

•                  down payments from homebuyers.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

The table below sets forth information regarding our outstanding debt as of December 31, 2010:

Debt Outstanding as of December 31, 2010

Homex Debt	Aggregate Lender Principal Amount		Interest Rate	Maturity
	(in thousands of pesos)
Senior Guaranteed Notes due 2019(1)	Ps.	3,095,425
Senior Guaranteed Notes due 2015(2)	3,095,425
Grupo Financiero Inbursa, S.A.
A credit line of Ps.2,078 million granted on June 26, 2008.	2,078,000		TIIE+1.50%	June 26, 2013
Banco Nacional de México S.A.
A line of credit of Ps.1,000 million granted on July 16, 2009.	1,462,613		TIIE+5.0%	July 16, 2013
Bancomer, S.A.
A credit line granted by Bancomer, S.A. for Ps. 833,333 on July 26, 2010.	833,333		TIIE+3.60%	January 28, 2013
Banco BTG Pactual, S.A.
Five lines of credit granted by Banco BTG Pactual, S.A. (Brazilian Financial Institution) from May through November 2010 for 50.0 million Brazilian Reals	369,576		8.73%	June through November 2013
Banco ABC Brasil, S.A.
Three lines of credit granted by Banco ABC Brasil S.A (Brazilian financial institution) in October and November 2010 for 16.5 million Brazilian Reals.	122,704		7.35%	October and November 2012
Banco Bradesco, S.A.
Six lines of credit granted by Banco Bradesco, S.A. (Brazilian financial institution) from June through December 2010 for 53.2 million Brazilian Reals.	389,547		6.02%	During 2012 and 2013
Banco BNDES, Brasil, S.A.
Line of credit line granted by BNDES Brasil, S.A. (Brazilian financial institution) on June 29, 2010 for 0.2 million Brazilian Reals.	5,993		12.12%	June 29, 2014
Banco HSBC, S.A.
A credit line granted by HSBC México, S.A. on October 12, 2010 for Ps.50,000.	50,000		TIIE+5.50%	January 10, 2011
BBVA Bancomer, S.A.
Four credit lines granted by BBVA Bancomer, S.A. in December 2010 for Ps 300,000.	300,000		TIIE+3.20%	April, 2011
Banco Nacional de México, S.A.
Three credit lines granted by Banco Nacional de México, S.A. in November and December 2010 for Ps. 78,000.	73,570		TIIE+5.00%	January and February 2011

Banco Nacional de México, S.A.
A credit line granted by Banco Nacional de México, S.A. on July 16, 2010 for Ps. 141,941.	99,358		TIIE+5.00%	July 15, 2011
Banco Nacional de México, S.A.
Three credit lines granted by Banco Nacional de México, S.A. for Ps. 95,000 in December 23, 2010.	62,640		TIIE+5.00%	February 21, 2011
Banco Nacional de México, S.A.
Two credit lines granted by Banco Nacional de México, S.A. on October 25 and December 8, 2010 for Ps. 71,966.	6,394		TIIE+5.00%	January and September 2011
Banco Itaú BBA, S.A.
Seven credit lines granted by Banco Itaú BBA,S.A. (Brazilian financial institution) from March through December 2010 for 11.7 million Brazilian Reals. The aforementioned credit lines replaced seven credit lines granted on May, September and October 2009 for 9.1 million Brazilian Reals.	86,723		6.68%	February and June 2011
Banco Fibra, S.A.
Three credit lines granted by Banco Fibra S.A. (Brazilian financial institution) from January through September 2010 for 5.8 million Brazilian Reals. The aforementioned credit line replaced a revolving credit line granted on July 22, 2009 for 1.3 million Brazilian Reals.	24,737		7.44%	January, July and August 2011
Banco ABC Brasil, S.A.
A revolving credit line of credit granted by Banco ABC Brasil, S.A. (Brazilian financial institution) on March 25, 2010 for 1 million Brazilian Reals. The aforementioned credit lines partially replaced three credit lines granted in August, October and November 2009 for 12 million Brazilian Reals.	22,310		7.19%	October 21, 2011
Banco HSBC, S.A.
Two credit lines granted by Banco HSBC, S.A. (Brazilian financial institution) for 11.5 million Brazilian Reals on February 4, 2010. The aforementioned credit lines replaced a revolving credit line granted on November 23, 2009 for 1.5 million Brazilian Reals.	85,521		9.09%	January and November 2011
Banco Industrial e Comercial, S.A.
A revolving credit line granted by Banco Industrial e Comercial, S.A. (Brazilian financial institution) for 5.0 million Brazilian Reals on May 7, 2010.	22,686		10.03%	October 28, 2011
Banco Pine, S.A.
Two credit lines granted by Banco Pine, S.A. (Brazilian financial institution) for 10.0 million Brazilian Reals in March and April 2010.	49,577		8.41%	March 2011
Banco Votorantim, S.A.
A revolving credit line granted by Banco Votorantim, S.A. (Brazilian financial institution) for 7.0 million Brazilian Reals on December 20,2010.	52,056		7.82%	December 20, 2011
Banco Bradesco, S.A.
Three credit lines granted by Banco Bradesco, S.A. (Brazilian financial institution) for 2.5 million Brazilian Reals in July, September and November 2010.	17,623		10.13%	December 2014
Financial leases provided by Bancomer, S.A. in June 2007.	149,540		TIIE+0.80%	January 2013
Financial leases provided by Bancomer, S.A. in September 2008.	34,713		TIIE+0.80%	October 2013
Financial leases provided by Bancomer, S.A. in December 2008.	39,141		TIIE+3.50%	January 2014
Financial leases provided by Bancomer, S.A. in March 2009.	15,928		TIIE+3.50%	April 2014
Leases provided by Leasing Operations de México, S. de R.L. de C.V. in April, May, and August 2010.	100,578		13.39%	During 2013
Financial leases provided by GE Financial Mexico, S.A. de C.V. in September 2010.	554		12.98%	October 2013
Financial leases provided by Banco Itau, S.A. (Brazilian financial institution) from May through October 2009, and from May through September 2010.	11,934		20.69%	November 2013
Financial leases provided by Banco Bradesco, S.A. (Brazilian financial institution) in November and December 2009 as well as in November 2010.	48,088		15.91%	November and December 2012 through December 2013
Financial leases provided by Banco Consorcio S.A. (Brazilian financial institution)from July through December 2010.	1,373		23.91%	From January 2014 through November 2016
Interest payable	113,488
Total debt	Ps.	12,921,148

(1)

Issued in an aggregate principal amount of US$250 million with a coupon rate of 9.50%. We entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar and at an average weighted cost of 3.87%. In order to increase the amount of thresholds of these financial instruments and to avoid collateral margin calls, in May 2010 the Company changed its PO Swap rate from 3.87% to 4.39%.

(2)

Issued in an aggregate principal amount of US$250 million with a coupon rate of 7.50%. We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.83 per U.S. dollar and at an average weighted cost of 2.92%. This swap was cancelled on July 5, 2008.

(3)	“TIIE” refers to the 28-day Mexican interbank rate (Tasa de Interés Interbancaria de Equilibrio), which was 4.8750% as of December 31, 2010.

Our total indebtedness increased to Ps.12,921.1 million as of December 31, 2010 from Ps.10,093.9 million as of December 31, 2009, mainly as a result of working capital requirements.

As of December 31, 2010, our short-term debt was Ps.1,898.1 million, mainly as a result of Ps.982.1 million of various revolving credit lines granted by financial institutions in Mexico and Brazil. Our long-term debt was Ps.11,023.0 million, which includes mainly the long-term portion of our equipment lease obligations in the amount of Ps.235.4 million, a line of credit granted by Bancomer, S.A. for Ps. 833.3, a line of credit granted by Banco Nacional de México, S.A. for Ps.1,462.6, a line of credit granted by Grupo Financiero Inbursa S.A. for Ps.2,078.0 million, the Senior Guaranteed Notes due 2015 in the aggregate principal amount of Ps.3,095.4 million and the Senior Guaranteed Notes due 2019 in the aggregate principal amount of Ps. 3,095.4 million.

On September 28, 2005, we issued US$250 million of Senior Guaranteed Notes due 2015 with a coupon rate of 7.50%, payable semiannually.

On December 11, 2009, we issued US$250 million of Senior Guaranteed Notes due 2019 with a coupon rate of 9.50%, payable semiannually.

As of December 31, 2010, Homex’s U.S. dollar-denominated debt was mainly limited to the Company’s Senior Guaranteed Notes due 2015 and the Company’s Senior Guaranteed Notes due 2019, both with a single principal payment at maturity. The Company has two interest-only swaps that effectively minimize short and mid-term exchange risk in interest payments on the Senior Guaranteed Notes due 2015 and 2019. As of December 31, 2010 and 2009, the net fair value of these instruments were a liabiliity position of Ps 41.1 million and Ps. 4.7 million, respectively.

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

The net accumulated expense in the statement of income of the interest-only swap covering the 2015 bonds and the 2019 bonds was Ps.39,654 for the year ended December 31, 2010. The net accumulated income of the principal-only swap and the interest-only swaps covering the 2015 and 2019 bonds was Ps.(66,451) for the year ended December 31, 2009.

The net valuation effects of financial instruments for the years ended December 31, 2010, 2009 and 2008, were Ps.39,654, Ps.66,451 and Ps.313,962, respectively.

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

Financial covenants, derived from the Senior Guaranteed Notes due 2015, the Senior Guaranteed Notes due 2019, and the credit lines with Inbursa, Banamex and Bancomer require the Company to maintain:

•	a total equity of at least Ps.10,000,000 thousand; the actual equity as of December 31, 2010 was Ps.12,320,511 thousand;

•	a ratio of interest coverage (EBITDA) to the net financing expense of at least 3.0 to 1.0. The actual ratio as of December 31, 2010 was 3.17 to 1.0;

•	a ratio of leverage (liabilities with cost) to EBITDA of less than 3.25 to 1.0. The actual ratio as of December 31, 2010 was 3.15 to 1.0;

•	a ratio of leverage (liabilities) to equity of less than 2.50 to 1.0. The actual ratio as of December 31, 2010 was 1.97 to 1.0; and

•	a ratio of leverage (liabilities with cost) to equity of less than 1.50 to 1.0. The actual ratio as of December 31, 2010 was 1.05 to 1.0.

There are also restrictions applicable to additional debt based on EBITDA levels, such as EBITDA to interest expense, including payment of dividends, which should not be less than 2.25 to 1.0. The actual ratio as of December 31, 2010 was 2.82 to 1.0.

In computing the above covenants, we use Adjusted MFRS EBITDA as disclosed on page 11.

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

As of December 31, 2010 and 2009, the Company was in compliance with the financial covenants of its debt agreements.

The financial covenants of the leases from BBVA Bancomer require the Company and its subsidiaries to maintain:

•	a liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0. The actual ratio as of December 31, 2010 was 2.81 to 1.0;

•	a financing ratio of total liabilities to equity no greater than 1.70 to 1.0. The actual ratio as of December 31, 2010 was 1.60 to 1.0; and

•	a relation of operational income to net comprehensive financing cost at a minimum level of 2.0 to 1.0. The actual ratio as of December 31, 2010 was 2.02 to 1.0.

As of December 31, 2010 and 2009, the Company was in compliance with these financial covenants.

The Company will utilize cash from operations and new debt financings to finance working capital needs throughout 2011. In 2011, the Company intends to follow a conservative strategy to improve cash generation and maintain a stable debt level while minimizing land investments and capital expenditures.

TREND INFORMATION

After two economically complicated and challenging years (2008 – 2009), during 2010 we witnessed a global economic recovery, in spite of sluggish growth in some developed economies and debt crises in certain European countries.  In 2010, global GDP increased by approximately 3.9 percent, with developed markets growing at a rate of 2.3 percent and developing markets at a 6.2 percent rate, led by China and India.

The economic recovery in the U.S. and other markets related to Mexico’s economy, positively impacted Mexico’s economic performance.  As a reflection, during 2010, Mexico’s market share of total U.S. imports increased to 12.06 percent during the January through November 2010, period from 11.29 percent during the same period of 2009. The U.S. recovery had a ripple-effect on Mexico’s export sector which for the year rose at record high level totaling $24.6 billion (a 30 percent year-over-year growth), derived from a 40 percent increase in oil exports and a 29 percent increase in the non-oil sectors.  Mexican exports were favored especially in the manufacturing sector, which accounted for 77.6 percent of total exports. Additionally employment growth, consumer confidence and a more dynamic consumption trend translated into an increase in productivity during the year.  Mexico’s economic activity indicator (IGAE) for the full year, the index registered an improvement of 5.6 percent compared to 2009. Positively, the Mexican Peso to U.S. dollar parity has maintained its appreciation trend and as of June 29, 2011 the exchange rate was 11.8389 pesos per dollar. As a reflection of the previously discussed factors, during the fourth quarter Mexico’s GDP grew by 4.6 percent, resulting in a yearly growth rate of 5.4 percent compared to a plunge of 6.5 percent during 2009 due to the global recession.

Despite of the positive economic performance of the country, during 2010, Sofoles contracted their lending by 43.4 percent, because of continued liquidity constraints for the entities and continued Non Performing Loan rates deterioration in their overall portfolios. On the other hand, Commercial banks mortgage lending started to slightly recover during the year and as of December 2010, commercial banks’ mortgage portfolio grew 10.6 percent to Ps.363 billion compared.

Sofoles negative performance could affect the Company’s profitability to the extent that some of the Company’s suppliers rely on sofoles financing. At the same time, the Company might benefit from Commercial banks positive performance to the extent that commercial banks might increase their mortgage lending mainly benefiting the Middle-Income market performance.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as of December 31, 2010.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2010:

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(in thousands of pesos)
Long-term debt obligations	Ps.	12,405,812	Ps.	1,618,211	Ps.	4,595,790	Ps.	3,096,386	Ps.	3,095,425
Capital (finance) leases	401,849		166,419		231,925		3,505		—
Total debt	12,807,661		1,784,630		4,827,715		3,099,891		3,095,425
Estimated interest (1)	5,009,787		1,051,451		1,729,193		1,052,870		1,176,273
Operating leases obligations (2)	167,522		67,977		80,077		19,468		—
Land suppliers	819,582		778,141		41,441		—		—
Total	Ps.	18,804,552	Ps.	3,682,199	Ps.	6,678,426	Ps.	4,172,229	Ps.	4,271,698

(1)	In estimating interest expense we used the applicable rate (see debt table in “—Liquidity and Capital Resources”) as of December 31, 2010.

(2)	Operating leases are calculated in the nominal bases or future cash flows at the rate as of December 31, 2010.

Contractual obligations increased by 16.7% from Ps.16,114,750 as of December 31, 2009 to Ps.18,804,551 as of December 31, 2010. This change was mainly due to working capital requirements.

New Accounting Pronouncements

Mexican Financial Reporting Standards (MFRS)

The most relevant standards that came into force in 2010 are described below:

Interpretation to Mexican Financial Reporting Standards (IMFRS) 14, Construction, Sales and Services Agreements related to Real Estate

In December 2008 IMFRS 14 was issued by the Consejo Mexicano de Normas de la Información Financiera, A.C. (the Mexican Financial Information Standards Board or “CINIF”) to complement Bulletin’s D-7, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors.

Due to the application of this Interpretation, effective January 1, 2010, the Company stopped recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company began to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” (or the “deposit accounting method”) in which revenues, costs and expenses should be recognized, when all of the following conditions are fulfilled:

•              the Company has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership;

•                    the Company does not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

•                    the revenues amount can be estimated reliably;

•                    it is probable that the Company will receive the economic benefits associated with the transaction; and

•                    the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and signing by the Company, the customer and (if applicable) the lender the legal contracts and deeds of ownership (escritura) over the property.  At that time, the customer would have the legal right to take possession of the home.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with these 2010 consolidated financial statements as required by MFRS B-1 Accounting Changes and Error Corrections. The application of IMFRS 14 to the consolidated financial statements had the following effects with respect to the year ended December 31, 2009 consolidated balance sheet.

	As originally issued		Adjustment		As restated 2009
Assets:
Cash and cash equivalents (including restricted cash)	Ps.	3,251,416	Ps.	—	Ps.	3,251,416
Trade accounts receivable	13,038,211		(12,518,737)		519,474
Inventories and land held for development	14,919,763		8,949,784		23,869,547
Property and equipment	1,110,582		—		1,110,582
Other assets	2,245,192		225,337		2,470,529

Total assets	Ps.	34,565,164	Ps.	(3,343,616)	Ps.	31,221,548

Liabilities and equity:
Current liabilities	6,383,019		(33,400)		6,349,619
Long-term liabilities	10,006,772		—		10,006,772
Deferred income taxes	4,952,410		(993,065)		3,959,345
Equity	13,222,963		(2,317,151)		10,905,812

Total liabilities and equity	Ps.	34,565,164	Ps.	(3,343,616)	Ps.	31,221,548

The application of IMFRS 14 to the consolidated financial statements had the following effects with respect to the years ended December 31, 2009 and 2008 consolidated statements of income:

For the year ended December 31, 2009	As originally issued		Adjustment		As restated 2009

Revenues	Ps.	19,425,182	Ps.	(1,948,693)	Ps.	17,476,489
Costs	13,748,416		(1,462,580)		12,285,836
Gross profit	5,676,766		(486,113)		5,190,653
Operating income	3,170,010		(451,037)		2,718,973
Income before income taxes	3,012,919		(437,137)		2,575,782
Income taxes	1,182,992		(188,603)		994,389
Consolidated net income	Ps.	1,829,927	Ps.	(248,534)	Ps.	1,581,393

For the year ended December 31, 2008	As originally issued		Adjustment		As restated 2008

Revenues	Ps.	18,850,496	Ps.	(4,124,668)	Ps.	14,725,828
Costs	13,473,257		(3,116,928)		10,356,329
Gross profit	5,377,239		(1,007,740)		4,369,499
Operating income	2,999,593		(933,496)		2,066,097
Income before income taxes	2,331,182		(913,996)		1,417,186
Income taxes	712,175		(255,919)		456,256
Consolidated net income	Ps.	1,619,007	Ps.	(658,077)	Ps.	960,930

Basic and diluted earnings per share (“EPS”) of controlling interest before IMFRS 14 adjustments for the years ended December 31, 2009 and 2008 were Ps.5.50 and Ps. 4.72, respectively; after IMFRS adjustments EPS were Ps. 4.68 and Ps. 2.77, for the same periods, respectively.

The application of IMFRS 14 did not have significant effects on the consolidated statements of cash flows for the years ended December 31, 2009 and 2008, except for the presentation of the following items related to the operating activities: income before income tax, trade accounts receivable, inventories and land held for future developments, prepaid expenses and other assets and trade accounts payable.

MFRS C-1, Cash and cash equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010.  The main differences between Mexican FRS C-1 and Mexican accounting Bulletin C-1 lie in the presentation of restricted cash and the substitution of the term “short-term investments” by the new term “liquid investments”, which are those investments whose maturities do not exceed three months.

The adoption of this MFRS did not have significant effects on the Company’s consolidated financial statements, except for the reclassification of restricted cash to cash and cash equivalents in the consolidated balance sheets as of December 31, 2010 and 2009 (see Note 5 to the consolidated financial statements).

IMFRS 19, Changes derived from the adoption of International Financial Reporting Standards

On August 31, 2010, CINIF issued Interpretation to Mexican FRS 19, Changes derived from the adoption of International Financial Reporting Standards (IFRS) which became effective for financial statements issued on or after September 30, 2010 and requires the disclosures that must be made in the notes to the financial statements prepared under MFRS prior to the adoption of International Financial Reporting Standards. Since the Company is listed in the Mexican Stock Exchange it has the obligation to prepare and present its financial information under IFRS beginning 2012. The accounts that might have impact are: property and equipment, deferred taxes, labor obligations and equity.

At the date of the financial statements the Company is in the process of evaluating the effects that the adoption of this new standard will have on its consolidated financial statements.

The most relevant standards that came into force in 2009 are described below:

MFRS B-7, Business Acquisitions

This MFRS substitutes Bulletin B-7 Business Acquisitions and was issued by the CINIF to replace Mexican accounting Bulletin B-7 Business Acquisitions. This standard establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date.

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

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 was issued by CINIF in December 2008 and describes the accounting treatment for investments in associates and “other permanent investments”, which were previously treated within Bulletin B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence.

In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

The adoption of this MFRS required the Company to consider the associate in Egypt as another permanent investment effective January 1, 2009, and no longer as an associate, and therefore to stop applying the equity method of accounting to this company.

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

IMFRS 18, Effects on Recognition from the 2010 Tax Reform Bill in Income Taxes

On December 15, 2009 the CINIF published the Interpretation 18 of Mexican Financial Reporting Standards with the objective to provide guidance in regards to the 2010 Tax Reform Bill about the accounting recognition that should be completed in the companies’ financial statements.

This IMFRS establishes certain parameters for the recognition of changes to the new Tax Reform, mainly in regards to Income Tax rates changes, changes to the consolidation regime (fundamentally related to tax losses), losses on stock transfers, special consolidation terms, distributed dividends not from Net Tax Profit Account (CUFIN), consolidation tax benefits and differences between CUFIN. The effects of the application of IMFRS 18 are disclosed in Note 24.

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

The effect of the adoption of this standard on the Company’s 2008 consolidated financial statements is the Company’s ceasing to recognize the effects of inflation on its financial information; therefore no monetary result was determined. The accumulated monetary position as of December 31, 2007 that was Ps. 346,641 was reclassified to the retained earnings.

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

The Company’s foreign operations in India and Brazil were measured in accordance with this MFRS and their figures are included in the consolidated financial statements.

MFRS D-3, Employee Benefits

MFRS D-3, Employee Benefits replaces the previous MFRS accounting Bulletin D-3, Labor Obligations. The most significant changes contained in MFRS D-3 are as follows:

i) shorter periods for the amortization of unamortized items such as transition obligations, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue. As further disclosed in Note 14, during 2008 the Company prospectively changed the amortization periods for its transition liability from those of 10-22 year periods in prior years, to a four year period starting in 2008, resulting in Ps. 5,559 in additional labor costs being recognized in its 2008 statement of income;

ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item. As further disclosed in Note 14, upon the adoption of MFRS D-3 the Company reversed its intangible asset of Ps. 30,092 and additional liability of Ps. 34,189 resulting in a credit to equity of Ps. 4,097 in 2008;

iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under MFRS D-4. The Company recorded a deferred profit sharing asset of Ps. 29,667 upon adoption of MFRS D-3. That asset has been adjusted to a value of Ps. 26,606 as of December 31, 2008. As of December 31, 2010 and 2009 there was no deferred profit sharing.

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

The most relevant standards that came into force in 2011 and will come into force in 2012 are described below:

Effective in 2011:

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

MFRS C-4, Inventories

In November 2010, the CINIF issued MFRC C-4, which will be effective for fiscal years beginning on or January 1, 2011 and will replace Mexican accounting Bulletin B-4, Inventories. Any accounting changes resulting from the adoption of this standard related to changes in the formula for assigning inventory costs are to be recognized retrospectively. Changes in valuation methods must be recognized prospectively.

The principal difference between Mexican accounting Bulletin C-4 and MFRS C-4 is that the new standard does not allow using direct costs as the inventory valuation method nor does it allow using the LIFO cost method as the formulas (former method) for the assignment of unit cost the inventories. MFRS C-4 established that inventories must be valued at the lower of either acquisition cost or net realizable value. Such standard also establishes that advances to suppliers for the acquisition of merchandise must be classified as inventories provided the risks and benefits are transferred to the Company. Lastly, MFRS C-4 includes guidelines for the valuation of the inventories of service suppliers.

At the date of issuance of the consolidated financial statements, the Company is in the process of determining the effects of the adoption of this new standard on its financial information.

MFRS C-5, Prepaid Expenses

In November 2010, the CINIF issued MFRS C-5, which will be effective for fiscal years beginning on or after January 1, 2011.

MFRS C-5 will replace Mexican accounting Bulletin B-5. Any accounting changes resulting from the adoption of this standard must be recognized retrospectively.

This standard establishes that the main characteristic of a prepaid expense is that it does not result in the transfer to the entity of the benefits and risks inherent to the goods or services to be received. Consequently, prepaid expenses must be recognized in the balance sheet as either current or non-current assets, depending on the item classification in the statement of financial position. Moreover, MFRS C-5 establishes that prepaid expenses made for good or services whose inherent benefits and risks have already been transferred to the entity must be carried to the appropriate caption.

At the date of issuance of the financial statements, the Company is in the process of determining the effects of the adoption of this new standard on its consolidated financial information.

MFRS C-6, Property, Plant and Equipment

MFRS C-6 was issued by the CINIF in December 2010 to replace Mexican accounting Bulletin C-6, Property, Machinery and Equipment, and will be effective for fiscal years beginning on or after January 1, 2011, except for the changes related to the segregation of property, plant and equipment into separate components for those assets with different useful lives. For entities that have not performed this component segregation, the provisions of this new standard will be effective as of January 1, 2012.

Unlike Mexican accounting Bulletin C-6, the scope of this standard includes the accounting treatment for assets to develop or maintain biological assets and assets related to the mining industry. Among other points, it establishes that for acquisitions of free-of-charge assets, the cost of the assets must be null, thus eliminating the option of performing appraisals. In the case of asset exchanges, MFRS C-6 requires entities to determine the commercial substance of the transaction. The depreciation of these assets must be applied against the components of the assets, and the amount to be depreciated is the cost of acquisition less the asset’s residual value. Prepaid expenses for the acquisition of assets are to be recognized as a component of the asset as of the time the benefits and risks inherent to such assets are transferred. In the case of retirement of assets, income is recognized when the requirements for income recognition outlined under the standard have been met. MFRS C-6 also outlines specific disclosures for public entities.

The Company is in the process of evaluating the effects that the adoption of these new standards will have on its consolidated financial statements.

Effective in 2012:

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

The Company will begin to prepare and present its financial information under IFRS effective January 1, 2012.

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

The most relevant US GAAP standards that became effective for each of the three years ended December 31, 2010 are described below:

Effective in 2010:

No significant US GAAP standards were initially adopted in 2010.

Effective in 2009:

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

ASC 323.10 (formerly EITF 08-6)

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 was codified as a component of ASC 323.10. This new guidance provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairments. This new guidance is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years beginning on or after December 15, 2008. During the years ended December 31, 2009, the Company’s equity method investments did not represent a significant component of its operations. Accordingly, the adoption of this EITF did not have a significant impact on its consolidated financial statements.

ASC 350.30 (formerly EITF 08-7)

In November 2008, the EITF reached a consensus on EITF 08-7 “Accounting for Defensive Intangible Assets.” EITF 08-7 was codified as a component of ASC 350.30. This new guidance provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that fair value of the defensive intangible asset diminishes. This new guidance is effective on a prospective basis for transactions occurring in fiscal years beginning on or after December 15, 2008. This new guidance did not have any impact on the Company’s consolidated financial position and results of operations.

ASC 855 (formerly FAS 165)

In May 2009, the FASB issued ASC 855, “Subsequent Events.” ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. Subsequent events have been considered through the financial statements approval date specified in Note 1 to the consolidated financial statements.

Effective in 2008:

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

ASC 820.10 (formerly FSP 157-3)

In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Assets When the Market of that Asset is not Active” (“FSP 157-3”). FSP 157-3 was codified as a component of ASC 820.10. This new guidance provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. This new guidance was effective immediately and did not have a material impact on financial position or results of operations of the Company.

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

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of Homex’s Board of Directors. Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of the Mexican Chamber of Industrial Housing Promoters and Development, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de Vivienda) and as a member of the regional advisory board of financial institutions such as BBVA Bancomer, Banamex, HSBC (formerly BITAL) and IPADE Business School. Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager and supervisor. He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey in Guadalajara.

José Ignacio de Nicolás Gutiérrez is Chairman of the Board of Directors of Nico Commodities S.A. de C.V. a global food trading company.Mr. de Nicolás served as Minister of Economic Development for the State Government of Sinaloa from June 2007 to December, 2010. Mr. de Nicolás was founder and Chairman of the Board of Directors of Hipotecaria Crédito y Casa, S.A. de C.V., a sofol that became the third largest mortgage bank in Mexico from 1997 to 2007. Mr. de Nicolás also cofounded Homex and served as CEO from 1989 to 1997. Mr. de Nicolás is a member of the regional advisory board of NAFINSA, a Mexican government owned development bank. He is also member of the Board of Directors of Afore Coppel, a retirement fund administrator. In addition Mr. de Nicolás founded and was chairman of a non-profit organization for social assistance in the state of Sinaloa from 2002 to 2005. Mr. de Nicolás received a B.S. in finance and administration from Universidad Panamericana, in Mexico City.

Luis Alberto Harvey MacKissack, is Co-founding Partner and Senior Managing Director of Nexxus Capital, S.A.  He has more than 20 years of experience in investment banking and private equity.  Before founding Nexxus Capital, Mr. Harvey held positions at Grupo Bursatil Mexicano, Fonlyser, Operadora de Bolsa, and Servicios Industriales Peñoles S.A. de C.V.  His experience includes several private and public equity transactions and initial public offerings of several major Mexican corporations on the Mexican Stock Exchange (“BMV”) and international capital markets.  Mr. Harvey is a member of the boards of directors of Nexxus Capital, S.A. de C.V., Grupo Sports World, S.A.B de C.V., Genomma Lab Internacional, S.A.B. de C.V., Harmon Hall Holding, S.D.R.L. de C.V., Crédito Real S.A. de C.V. SOFOM, E.N.R., Estudios Clínicos TJ Oriard and Grupo Hotelero Santa Fe, S.A. de C.V., among others.  Mr. Harvey is also member of the investment committees of ZN México II, L.P., Nexxus Capital Private Equity Fund III, Nexxus Capital IV and Nexxus Capital Private Equity Fund V. Mr. Harvey received a B.S. in economics from Instituto Tecnológico Autónomo de México (“ITAM”) and an MBA with a concentration in finance from the University of Texas at Austin.

Z. Jamie Behar is Managing Director, Real Estate & Alternative Investments, for General Motors Investment Management Corporation (“GMIMCo”). She manages GMIMCo clients’ real estate investment portfolios, including private market and publicly-traded securities investments, as well as their alternative investment portfolios, totaling approximately US$9.0 billion. Ms. Behar is a member of the Boards of Directors of Sunstone Hotel Investors, Inc., a publicly listed hotel Company operating in the United States, and the Pension Real Estate Association (PREA), and serves on the advisory boards of several domestic and international private real estate investment entities.

Wilfrido Castillo Sánchez-Mejorada is CFO of Qualitas Cía. de Seguros, S.A.B de C.V., a Mexican insurance Company. Mr. Castillo is a member of the Board of Directors of Qualitas Compañía de Seguros, S.A.B. de C.V., Grupo Sports World S.A.B. de C. V., Banco Autofin México S.A., Institución de Banca Múltiple, Afianzadora Insurgentes, S.A. de C.V. and Afianzadora Aserta, S.A. de C.V.

Edward Lowenthal is President of Ackerman Management LLC, an investment management and advisory Company with particular focus on real estate and other asset-based investments. Previously, Mr. Lowenthal founded and was President of Wellsford Real Properties, Inc., or WRP, a publicly-owned real estate merchant banking Company now that merged with Reis, Inc., a real estate market information and analytics provider. He also founded and was trustee and President of Wellsford Residential Property Trust, a publicly-owned multi-family real estate investment trust that was merged into Equity Residential Properties Trust. Mr. Lowenthal is a member of the Board of Directors of several companies, including, Reis, Inc., where he is non-executive Chairman of the Board, Omega Healthcare Investors, Inc., a healthcare real estate investment trust and American Campus Communities, a publicly traded Real Estate Investment Trust which focuses solely on student housing in the United States. He also serves as non-executive Chairman of Tiburon Lockers, Inc., a privately held owner-operator of rental storage lockers for transportation, entertainment, sports and other venues.

Rafael Matute Labrador is Executive Vice-President and Chief Financial Officer of Wal-Mart de Mexico. He has been a member of the Board of Directors and the Executive Committee of the Board of Directors for Walmex since 1998; Mr. Matute is also a member of the Board of Directors for Banco Wal-Mart de México and Wal-Mart Foundation. He has also been member of Consultative Boards for Banorte, Banamex/Citibank; and NAFINSA. He has an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Barcelona, Spain. He studied Management at IMD in Lausanne, Switzerland and at Chicago University (GSB).

Dennis G. Lopez is the Chief Investment Officer of Paris based AXA Real Estate, the second largest Global Real Estate Investment Manager with over US$55 billion of property assets under management. Mr. Lopez is responsible for AXA Real Estate’s Fund Management activities overseeing a team of 110 fund management professionals.  The funds comprise a broad range of real estate investment strategies including: opportunistic, value added, core-plus, core, development properties, listed funds, regulated funds and separate accounts. Previously, Mr. Lopez was CEO of SUN Group, a private equity firm focused on real estate activities in India and Russia. Mr. Lopez had a career of over 25 years in Investment Banking and Real Estate Investment Management, where he has occupied senior positions as Global Head of Real Estate at Cambridge Place Investment Management, a London based hedge fund, and as a Managing Director at JP Morgan in New York and London. Mr. Lopez received his MBA from the University of California Los Angeles (UCLA).

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

Senior Management

As of the date of this annual report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Carlos Moctezuma Velasco	1965	Chief Financial Officer
Ramón Lafarga Bátiz	1960	Administrative and Accounting Officer
Ana Cristina Herrera-Lasso Espinosa	1964	Vice President of Human Resources and Social Responsibility
Rubén Izábal González	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Mexico Division
Monica Lafaire Cruz	1964	Vice President—Sales and Marketing
Alberto Urquiza Quiroz	1962	Vice President—International Division
Carolina Silva Sánchez	1981	Vice President—Tourism Division

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of Homex’s Board of Directors. Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company. Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of the Mexican Chamber of Industrial Housing Promoters and Development, or CANADEVI (Cámara Nacional de la Industria de Desarrollo y Promoción de Vivienda) and as a member of the regional advisory board of financial institutions such as BBVA Bancomer, Banamex, HSBC (formerly BITAL) and IPADE Business School. Currently, Mr. de Nicolás oversees our main operations, focusing on land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is the Company’s Chief Executive Officer. Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 2006 to June 5, 2007. Mr. de Nicolás also served as the CEO of the Company from 1997 to September 2006. Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager and supervisor. He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey in Guadalajara.

Carlos Moctezuma Velasco is Homex’s Chief Financial Officer. Mr. Moctezuma had served as Investor Relations Officer since April, 2004. Mr. Moctezuma was appointed Director of Strategic Planning for the Company in December of 2007. Prior to joining Homex, Mr. Moctezuma served as Senior Manager of Finance and Investor Relations Officer in Grupo Iusacell, S.A. de C.V., a publicly traded Mexican wireless telecommunications company that was formerly a subsidiary of Verizon Communications.  From 1993 to 1999, Mr. Moctezuma held various finance-related positions in Tubos de Acero de Mexico, S.A., including Manager of Investor Relations.  Mr. Moctezuma is former President and co-founder of the Mexican Investor Relations Association (AMERI), having held various positions there from 2002 through 2008.

Ramón Lafarga Bátiz has been the Administrative and Accounting Officer of Homex since June 2007. Prior to this position, Mr. Lafarga served as Administrative Vice President from 1993 to 2006. His prior experience includes serving as CEO and partner in Lafarga Bátiz, Contadores Públicos, a public accounting firm, and partner and CEO of a private company specializing in computer equipment.

Ana Cristina Herrera-Lasso Espinosa has been Vice President of Human Resources and Corporate Social Responsibility since March, 2011. Ms. Herrera Lasso has worked in Human Capital Development at Homex since 2008. Prior to 2008, Cristina was Human Resources Director at Ferrero’s Group for 10 years, working in Mexico and in Europe where she oversaw the management and development of talent for more than 50 countries with a particular focus on emerging markets: South America, Africa and Asia. Ms. Herrera Lasso has worked in the banking sector, as well including positions with Banca Promex and HSBC and in retail, including Walmart Group. She holds an undergraduate degree in business administration from Universidad Anahuac in Mexico City, and a postgraduate in Finance from ITAM.

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

Mónica Lafaire Cruz has served as Vice President—Sales and Marketing since March 2011. Mónica Lafaire has served as director of Homex’s regional offices and manager of the trust Homex—Nafin.  She was also responsible for implementing the supply chain program with NAFINSA. Besides her work at Homex, she taught finance, philosophy and management at Universidad Panamericana.  Mónica Lafaire has a degree in business administration from La Salle University.

Alberto Urquiza Quiroz serves as Vice President—International Division. Mr. Urquiza also served as Vice president of NAFINSA, a Mexican development bank for five years, where he held several positions including Government Banking VP, Business Development VP and Mexico City Metropolitan Area VP. Prior thereto Mr. Alberto worked in Bancomer, one of the biggest banks in Mexico, for more than 15 years as Government Banking VP, Corporate Banking VP and Finance Engineer. He also owns a software company. He holds an undergraduate degree in business administration from Universidad Iberoamericana in Mexico City, an MBA from IPADE Business School and a postgraduate in Finance from ITAM.

Carolina Silva Sánchez has been the Vice President of Homex’s Tourism Division since February 2011. Prior to being appointed as Vice President of Homex’s Tourism Division, Mrs. Silva served as Corporate Affairs Officer directly reporting to Homex’s CEO from February 2005 to January 2011. Mrs. Silva has a degree in International Commerce from Instituto Tecnologico y de Estudios Superiores de Monterrey.

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

For 2010, the aggregate amount of compensation net of taxes paid to all directors, alternate directors and committee members was approximately US$620,511, which includes US$161,761 of variable compensation for directors paid during the second quarter of 2010.

For 2010, no compensation was paid to executive officers through the Long Term Executives Stock Option Plan.

We offer a bonus plan to our directors and senior management that is based on individual performance and our results of operations. This variable compensation can range from 30% to 50% of annual base compensation, depending on the employee’s level.

Since late 2007, we offer a stock option plan as an incentive to key executives of the Company. The shares for the stock option plan for executives (999,200 shares) were repurchased by the Company, through a trust especially created for this purpose. In 2007, 978,298 stock options were granted to the key executives at an exercise price of greater than the market value at the grant date of Ps.98.08. During 2008, a total of 29,929 options were exercised, and 335,853 options were cancelled upon departure of the related employees. In addition, during 2009 the Company increased the stock option plan by approving the issuance of 73,232 additional stock options and granted 321,549 options at an exercise price of Ps. 43.54. None of our executives own more than 1% of stock. During 2010 the Company did not increase any of its stock options plan; however a total of 126,691 stock options were exercised. While 612,516 were forfeited as the right to be exercised concluded on that date.

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

The average fair value of all the stock options granted was Ps.39.30, Ps.15.63, and Ps.6.02 per stock option, as of December 31, 2010, 2009 and 2008, respectively.

Compensation cost related to vested stock option awards not yet recognized was Ps.4,212 at December 31, 2010. Compensation cost related to vested stock option awards totaled Ps. 10,638 at December 31, 2009. Total compensation cost related to vested stock option awards not yet recognized was Ps.3,687 at December 31, 2008, respectively.

EMPLOYEES

As of December 31, 2010 we had a total of approximately 23,085 employees, of whom 20,757 were employed in Mexico, 51 were employed in India and 2,277 in Brazil. Our total employees for the years ended 2009 and 2008 were 12,295 and 17,280, respectively.  Of our total employees as of December 31, 2010, approximately 51% were white-collar and 49% were blue-collar.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report. The table includes only those individuals who hold more than one percent of the outstanding shares of our capital stock.

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez	29,553,998	8.80%
Gerardo de Nicolás Gutiérrez	28,076,298	8.36%
José Ignacio de Nicolás Gutiérrez	29,115,182	8.67%
Julián de Nicolás Gutiérrez	22,165,499	6.60%

ITEM 7.     Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2010, there were 335,069,167 common shares issued and outstanding, with 169,680,498 shares held in the United States in the form of American Depositary Shares by six record holders. The remaining shares were held through Mexican custodians. Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

On February 5, 2008, the de Nicolás family acquired 17,142,857 common shares of Homex from EIP in a private transaction. On April 25, 2008, pursuant to the investment policies of EIP’s investment fund, EIP sold approximately 11 million common shares of Homex in a private transaction. As of March 31, 2009, EIP had an ownership equivalent to 0.97% of the Company’s common shares. As of December 31, 2010, had no ownership interest of the Company’s common shares. See “Item 4.  Information on the Company—Business Overview—History and Development—Our Relationship with Equity International Properties, Ltd.”

The de Nicolás family now holds 35.1% of Homex’s capital. The public float remains below 64.9%.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of June 29, 2011. The Company’s major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of June 29, 2011
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

Financing to Related Parties

No related party financing transactions were reported in 2010, 2009 and 2008.

Land Purchases from Related Parties

No related party land purchase transactions were reported in 2010, 2009 and 2008.

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

ITEM 9.     The Offer and Listing.

Our common shares have been traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) since June 29, 2004. The ADSs, each representing six common shares, have been trading on the New York Stock Exchange since June 29, 2004. On December 31, 2010, there were 335,069,167 outstanding common shares (of which 169,680,498 were represented by 28,280,083 ADSs held by six holders of record in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices of our common shares and ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps.per share)		(US $ per ADS) (one ADS= six common shares)
2008
1st Quarter	112.90	84.11	62.80	45.99
2nd Quarter	120.10	100.49	69.85	58.58
3rd Quarter	103.04	74.92	60.84	41.41
4th Quarter	77.60	27.17	42.51	12.05

2009
1st Quarter	56.78	26.06	25.55	10.05
2nd Quarter	65.83	33.58	29.21	14.54
3rd Quarter	89.75	60.23	40.39	26.69
4th Quarter	95.59	69.29	43.81	31.65

2010
1st Quarter	77.51	54.13	36.63	26.08
2nd Quarter	64.70	52.23	31.83	24.05
3rd Quarter	68.02	54.71	32.37	25.17
4th Quarter	72.84	67.47	35.74	32.23

2011
January	70.00	61.66	34.01	30.49
February	65.54	55.10	32.26	27.23
March	54.08	50.95	27.25	25.33
April	57.01	53.19	28.92	27.23
May	54.20	43.52	28.23	22.44
June	48.69	43.18	24.92	21.75

On June 29, 2011, the last reported sale price of the common shares on the Mexican Stock Exchange was Ps.48.69 per common share and the last reported sale price of the ADSs on the New York Stock Exchange was US$24.92 per ADS.

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

Settlement on the Mexican Stock Exchange is effected two business days after a share transaction. Deferred settlement is not permitted without the approval of the CNBV, even where mutually agreed. Most securities traded on the Mexican Stock Exchange are on deposit with the Mexican Securities Depository, or “INDEVAL” (S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, S.A. de C.V.), a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

Effective June 28, 2006, the Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to bring corporate governance practices in line with international standards. Such protections and corporate governance practices have been incorporated to our bylaws. See “Item 3. Key Information—Risk Factors — Risk Factors Related to Mexico Our Common Shares and ADSs—Minority Shareholders Have Different Rights Against Us, Our Directors, or Our Controlling Shareholders in Mexico.”

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

Pursuant to the CNBV’s general regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system, or “SEDI” (Sistema Electrónico de Envío y Difusión de Información), for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial information via a Mexican Stock Exchange-approved electronic financial information system, or “SIFIC” (Sistema de Información Financiera Computarizada). Immediately upon its receipt, the Mexican Stock Exchange makes financial information prepared via SIFIC available to the public.

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

Organization and Register

We are a corporation (sociedad anónima bursátil de capital variable) organized in Mexico under the Ley General de Sociedades Mercantiles, or the “Mexican Companies Law” and the Ley del Mercado de Valores, or the “Mexican Securities Market Law”. We were incorporated on March 30, 1998 and the duration of our corporate life is indefinite. Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (i) promote, establish, organize and administer all types of companies, mercantile or civil; (ii) acquire or dispose of stock or interests in other mercantile or civil companies, either by taking part in their formation or acquiring shares or interests in companies that are already in existence; (iii) receive from third parties and give to the companies of which it is a shareholder or partner or to any other third party, guidance or technical consulting services, including services in the fields of administration, accounting, merchandising or financing; (iv) obtain, acquire, utilize or dispose of any patent, brand or commercial name, franchise or rights in industrial property in Mexico or abroad; (v) obtain any type of financing or loan, with or without a specific guarantee, and grant loans to mercantile or civil companies or other persons in which the company has an interest or with others with which it has a business relationship; (vi) grant any type of guarantee and endorsement in respect to obligations or credit instruments, for the benefit of mercantile or civil companies or other persons with which the company has an interest or with which it maintains a business relationship; (vii) issue, subscribe, draw, accept and endorse all types of credit instruments, including obligations with or without a guarantee; (viii) acquire, rent, administer, sell, mortgage, pledge, encumber or dispose of goods, in whatever form, being movable or immovable, as well as rights over the same; (ix) execute any kind of act and formalize any kind of labor, civil, mercantile or administrative agreement or contract permitted by Mexican legislation, with real and corporate personalities that are either public or private, obtaining from these, concessions, permits and authorizations relating directly or indirectly to the company’s objectives as set forth in its bylaws, including, actively or passively entering into any agreement regarding any type of services, consulting work, supervisory work and technical direction that would be necessary or proper for the aforementioned goals; (x) issue treasury stock in accordance with Article 81 of the Mexican Securities Market Law; (xi) establish agencies or representatives and act as broker, agent, representative, mercantile mediator or distributor; and (xii) perform any acts necessary to accomplish the foregoing.

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

MATERIAL CONTRACTS

For further discussion of our material contracts, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Item 7. Major Shareholders and Related Party Transactions.”

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

The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or “PFIC”. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate being a PFIC for our 2011 taxable year.  However, this determination is made annually and it is possible that our status could change.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 36.47% (gross-up of 30%). According to the tax reform bill approved on December, 7 2009, during 2010, 2011 and 2012 the rate will be 36.47% (gross-up of 30%) and during 2013, 35.52% (gross-up of 29%). From 2014 going forward, the rate will be 37.66% again. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

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

Gain on sales or other dispositions of the common shares made by non-Mexican residents in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 30% (30% in 2011 and 2012, 29% in 2013 and 28% in 2014) on gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferential or territorial tax regime.

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

Recently enacted legislation requires individual U.S. holders with an interest in any “specified foreign financial asset” to file a report to the IRS with information relating to the asset and the maximum value thereof during the taxable for any year in which the aggregate value of all such assets is greater than US$50,000 (or such higher dollar amount as prescribed by Treasury regulations).  Shares and ADSs would be treated as foreign financial assets unless held at a U.S. financial institution.  Depending on the aggregate value of a U.S. holders investment in all categories of specified foreign financial assets, the U.S. Holder may be obligated to file an annual report under this provision.  Penalties apply to any failure to file a required report.  Additionally, in the event a U.S. holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such information is filed.  U.S. holders should consult their own tax advisor as to the possible application of this information reporting requirement and related statute of limitations tolling provision.

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

ITEM 11.                   Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2010, we had outstanding indebtedness of Ps.12,921.1 million, the majority of which bore interest at fixed interest rates. The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio). TIIE increases would, consequently, increase our interest payments.

The following table sets forth principal cash flows by scheduled maturity, average interest rates, and estimated fair market value of our debt obligation as of December 31, 2010. Fair value is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

	Expected Maturity Dates as of December 31, (millions of dollars equivalent)
	2011	2012	2013	2014	2015	After 2016	Total	Fair Value Dec. 31, ’10
Long-term debt
Fixed rate *	—	—	—	—	250	250	500	500
Average interest rate**	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%
Variable rate (Ps.)	86	38	304	—	—	—	428	428
Average interest rate	7.9%	7.7%	7.6%	6.3%	—%	—%

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

A hypothetical, instantaneous, and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2010 would have increased our interest expense in 2010 by approximately Ps.53 million, over a twelve-month period.

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

Together with the issuance of the US$250 million long-term U.S. dollar-denominated Senior Guaranteed Notes due 2019, Homex entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate in Mexican pesos of 3.87% exposed to U.S. dollar currency fluctuations.  In order to increase the amount of thresholds of these financial instruments and to avoid collateral margin calls, in May 2011 the Company changed its PO Swap rate from 3.87% to 4.39%. The underlying notes bear interest at a rate of 9.5% payable semi-annually and are exposed to U.S. dollar currency fluctuations. The Company accounted for this swap at fair value in its consolidated financial statements. Because the agreement met the requirements for hedge accounting, periodic mark-to-market measurement was made. In addition, on the same date the Company entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on the first six interest payments on this debt.

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

The exchange rates in effect at December 31, 2010, 2009 and 2008 were Ps.12.3817, Ps.13.0437 and Ps.13.7738, respectively, per U.S. dollar.

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

ITEM 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15.                   Controls and Procedures.

(a) Disclosure controls and procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 29, 2011.

(c) Attestation Report of the registered public accounting firm.

The Board of Directors and Shareholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited Desarrolladora Homex, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

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

In our opinion, Desarrolladora Homex, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2010 and 2009, and the statements of income, changes in equity and cash flows for each of the three years ended December 31, 2010, and our report dated June 29, 2011, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México

June 29, 2011

(d) Changes in internal control over financial reporting.

We previously provided management’s annual report on internal control over financial reporting as of December 31, 2009, which was filed under Item 15(b) of our 2009 Form 20-F on June 30, 2010. In that report, we concluded our internal control over financial reporting was effective as of December 31, 2009. As disclosed in Note 29, during 2010 we restated our previous years’ US GAAP consolidated financial information. Had the matters leading to this US GAAP restatement been known at the time that we initially prepared our 2009 internal control evaluation, our 2009 internal control conclusion likely would have been different. However, during 2010 we designed additional reconciliation control procedures that were implemented as part of our December 31, 2010 US GAAP reconciliation process. As of December 31, 2010 we have concluded that our internal control over financial reporting was effective.

Except for the matters described above, there has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.          Audit Committee Financial Expert.

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

ITEM 16B.          Code of Ethics.

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

ITEM 16C.          Principal Accountant Fees and Services.

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2010, 2009 and 2008, our auditors continued to be Mancera, S.C., a member practice of Ernst & Young Global.

The following table summarizes the aggregate fees billed to us by Mancera, S.C., a member practice of Ernst & Young Global, during the fiscal years ended December 31, 2010, 2009 and 2008, respectively:

	Years ended December 31
	2010		2009		2008
	(in thousands of Mexican pesos)
Audit fees	Ps.	20,269	Ps.	16,972	Ps.	17,296
Audit-related fees	—		3,807		—
Tax fees	—		21		2,247
Total fees	Ps.	20,269	Ps.	20,800	Ps.	19,543

Audit fees. Audit fees in the above table are the aggregate fees billed by Mancera, S.C. and other Ernst & Young affiliated firms in connection with the audit of our annual financial statements and statutory and regulatory audits in Mexico, Brazil and India. This caption also includes Sarbanes-Oxley Section 404 attestation services.

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

Audit Committee Pre-Approval Policies and Procedures.

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

ITEM 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We did not purchase any of our equity securities during 2010.

ITEM 16F.            Change in Registrant’s Certifying Accountant

During the years ended December 31, 2009 and 2010 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Mancera S.C., a member practice of Ernst & Young Global, has not resigned, has not indicated that it has declined to stand for re-election after the completion of its current audit and has not been dismissed. For each of the years ended December 31, 2009 and 2010, Mancera S.C., a member practice of Ernst & Young Global, has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

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

We are a Mexican corporation with shares listed on the Bolsa Mexicana de Valores, or “Mexican Stock Exchange”. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the general dispositions issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), as amended in 2006.

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

PART III

ITEM 17.                   Financial Statements.

Not applicable.

ITEM 18.                   Financial Statements.

See pages F-1 through F-74, incorporated herein by reference.

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

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ***

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. ****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ***

2(b)(5)	Indenture relating to 9.5% Senior Guaranteed Notes dated December 8, 2009 by and between us, as Issuer, and the Bank of New York, as Trustee. ++

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

****	Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

+	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2010. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B.

DE C.V.

/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer

Dated: June 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years ended December 31, 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations, changes in equity and cash flows for each of the three years ended December 31, 2010, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Notes 28, 29 and 30 to the consolidated financial statements).

As disclosed in Note 3a to the accompanying consolidated financial statements, during 2010, the Company adopted the Interpretation to Mexican Financial Reporting Standard (“IMFRS”) 14 Construction, Sales and Services Agreements related to Real Estate. The application of this IMFRS was retrospective in nature. Therefore the accompanying 2009 and 2008 consolidated financial statements were restated according to the provisions of Mexican Financial Reporting Standard (“MFRS”) B-1 Accounting Changes and Error Corrections.

As disclosed in Note 29 to the accompanying consolidated financial statements, the accompanying 2009 and 2008 USGAAP financial information has been restated for the correction of an error in the Company’s accounting for capitalized inventory costs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A member practice of
Ernst & Young Global

C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México

June 29, 2011

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Restated consolidated balance sheets

(Figures in thousands of Mexican pesos (Ps.))

	2010
	Convenience	As of December 31,
	Translation (Note 2a)	2010		2009 as restated
Assets
Current assets:
Cash and cash equivalents (Note 5)	$277,443	Ps.	3,435,222	Ps.	3,251,416
Trade accounts receivable, net (Note 6)	159,525	1,975,203		519,474
Inventories (Note 7)	1,392,083	17,236,366		12,104,350
Prepaid expenses and other current assets, net (Note 8)	51,176	633,650		770,635
Total current assets	1,880,227	23,280,441		16,645,875

Land held for future development (Note 7)	855,415	10,591,499		11,765,197
Property and equipment, net (Note 9)	80,972	1,002,572		1,110,582
Goodwill (Note 3j)	59,108	731,861		731,861
Other assets, net (Note 10)	20,662	255,843		324,393
Deferred income taxes (Note 24)	62,937	779,268		643,640
Total assets	$2,959,321	Ps.	36,641,484	Ps.	31,221,548

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt (Note 11)	$139,602	Ps.	1,728,513	Ps.	270,595
Current portion of leases (Note 13)	13,697	169,604		108,437
Trade accounts payable (Note 15)	275,453	3,410,579		2,200,081
Land suppliers (Note 16)	62,846	778,141		1,338,226
Advances from customers	50,448	624,644		1,277,810
Taxes other than income taxes	60,917	754,264		744,780
Income taxes	3,031	37,531		143,920
Employee statutory profit-sharing	124	1,540		16,989
Provision for uncertain tax positions (Note 24f)	62,668	775,946		248,781
Total current liabilities	668,786	8,280,762		6,349,619

Long-term debt (Note 11)	871,253	10,787,601		9,460,163
Long-term leases (Note 13)	19,014	235,430		254,679
Financial instruments (Note 12)	41,041	508,160		119,084
Long-term land suppliers (Note 16)	3,346	41,441		74,659
Employee benefits obligations (Note 14)	7,307	90,478		98,187
Deferred income taxes (Note 24)	353,513	4,377,101		3,959,345
Total liabilities	1,964,260	24,320,973		20,315,736

Equity (Note 17):
Common stock	42,644	528,011		528,011
Additional paid-in capital	265,784	3,290,861		3,290,861
Treasury stock, at cost	(7,944)	(98,412)		(103,928)
Retained earnings	699,245	8,657,851		7,146,088
Derivative instruments (Note 12)	(26,709)	(330,709)		(87,872)
Other equity accounts	6,702	82,984		10,906
Equity of controlling interest	979,722	12,130,586		10,784,066
Non-controlling interest in consolidated subsidiaries	15,339	189,925		121,746
Total equity	995,061	12,320,511		10,905,812
Total liabilities and equity	$2,959,321	Ps.	36,641,484	Ps.	31,221,548

See accompanying notes to these consolidated financial statements.

 DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Restated consolidated statements of income

(Figures in thousands of Mexican pesos (Ps.) except earnings per share)

	2010
	Convenience	For the years ended December 31,
	Translation (Note 2a)	2010		2009 as restated		2008 as restated

Revenues (Note 3b)	$1,587,206	Ps.	19,652,309	Ps.	17,476,489	Ps.	14,725,828
Cost of sales (Note 3b)	1,108,691	13,727,484		12,285,836		10,356,329
Gross profit	478,515	5,924,825		5,190,653		4,369,499
Operating expenses (Note 21)	240,708	2,980,379		2,471,680		2,303,402

Income from operations	237,807	2,944,446		2,718,973		2,066,097

Other (expenses) income, net (Note 22)	(11,530)	(142,765)		5,320		(140,238)

Net comprehensive financing cost (Note 7):
Interest expense (Note 23)	27,469	340,115		325,710		187,221
Interest income	(13,155)	(162,887)		(184,140)		(157,351)
Exchange loss (gain)	7,904	97,860		(59,510)		164,841
Valuation effects of derivative instruments (Note 12)	3,203	39,654		66,451		313,962
	25,421	314,742		148,511		508,673

Income before income tax	200,856	2,486,939		2,575,782		1,417,186

Income tax (Note 24)	73,253	906,997		994,389		456,256

Consolidated net income	$127,603	Ps.	1,579,942	Ps.	1,581,393	Ps.	960,930

Net income of controlling interest	$122,097	Ps.	1,511,763	Ps.	1,565,869	Ps.	926,635
Net income of non-controlling interest	5,506	68,179		15,524		34,295

Consolidated net income	$127,603	Ps.	1,579,942	Ps.	1,581,393	Ps.	960,930

Weighted average shares outstanding (in thousands)	334,870	334,748		334,830		334,870

Basic and diluted earnings per share of controlling interest	$0.36	Ps.	4.52	Ps.	4.68	Ps.	2.77

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Restated consolidated statements of changes in equity

For the years ended December 31, 2010, 2009 and 2008

(Figures in thousands of Mexican pesos (Ps.))

	Common stock		Additional paid-in capital		Treasury stock, at cost (Note 17)		Retained earnings		Derivative instruments		Other equity accounts		Equity of controlling interest		Equity of non-controlling interest		Total equity (Note 17)
Balances as of January 1, 2008 before adjustments due to IMFRS 14 adoption	Ps.	528,011	Ps.	3,280,223	Ps.	(99,342)	Ps.	5,581,198	Ps.	—	Ps.	342,828	Ps.	9,632,918	Ps.	208,212	Ps.	9,841,130
Effects in prior periods from changes due to IMFRS 14 adoption (Note 3a)							(1,274,255)						(1,274,255)		(136,285)		(1, 410,540)
Balances as of January 1, 2008 as restated	528,011		3,280,223		(99,342)		4,306,943		—		342,828		8,358,663		71,927		8,430,590
Reclassification to retained earnings from the accumulated monetary position (Note 3a)							346,641				(346,641)
Initial adoption of MFRS D-3 Employee benefits (Notes 3a and 14)											33,764		33,764				33,764
Comprehensive income as restated							926,635				23,356		949,991		34,295		984,286
Balances as of December 31, 2008 as restated	528,011		3,280,223		(99,342)		5,580,219		—		53,307		9,342,418		106,222		9,448,640

Shares repurchased for employee stock option plan					(3,188)								(3,188)				(3,188)
Shares repurchased (Note 17e)					(1,398)								(1,398)				(1,398)
Share-based compensation transactions (Note 17d)			10,638										10,638				10,638
Changes in fair value of derivative instruments, net of deferred taxes (Note 12)									(87,872)				(87,872)				(87,872)
Comprehensive income as restated							1,565,869		—		(42,401)		1,523,468		15,524		1,538,992
Balances as of December 31, 2009 as restated	528,011		3,290,861		(103,928)		7,146,088		(87,872)		10,906		10,784,066		121,746		10,905,812
Share-based options exercised (Note 17d)					5,516								5,516				5,516
Changes in fair value of derivative instruments, net of deferred taxes (Note 12)									(242,837)				(242,837)				(242,837)
Comprehensive income							1,511,763		—		72,078		1,583,841		68,179		1,652,020
Balances as of December 31, 2010	Ps.	528,011	Ps.	3,290,861	Ps.	(98,412)	Ps.	8,657,851	Ps.	(330,709)	Ps.	82,984	Ps.	12,130,586	Ps.	189,925	Ps.	12,320,511

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Restated consolidated statements of cash flows

(Figures in thousands of Mexican pesos (Ps.))

	2010 Convenience	For the years ended December 31,
	Translation (Note 2a)	2010		2009 as restated		2008 as restated
Cash flows (used in) generated by operating activities
Income before income tax	$200,856	Ps.	2,486,939	Ps.	2,575,782	Ps.	1,417,186
Items related to investing activities:
Depreciation and amortization	37,605	465,614		483,409		425,021
(Gain) loss on sale of property and equipment	(343)	(4,246)		26,706		(8,771)
Interest income	(13,155)	(162,887)		(184,140)		(157,351)
Gain on sale of other investment	—	—		(11,676)		—
Items related to financing activities:
Interest	104,259	1,290,903		886,149		663,765
Share-based payment transactions	—	—		10,638		—
Valuation effects of derivative instruments	3,203	39,654		66,451		313,962
Deferred profit-sharing	—	—		26,606		3,061
Exchange (gain) loss	(13,797)	(170,830)		(184,346)		715,500
	318,628	3,945,147		3,695,579		3,372,373

(Increase) decrease in trade accounts receivable	(117,571)	(1,455,729)		756,012		(171,232)
Increase in inventories and land held for future developments	(296,390)	(3,669,816)		(2,021,042)		(5,995,116)
Decrease (increase) in prepaid expenses and other assets	12,506	154,845		(271,821)		18,360
Interest income collected	13,155	162,887		184,140		157,351
Increase (decrease) in trade accounts payable	97,765	1,210,498		(1,665,751)		409,198
Decrease in accounts payable to land suppliers	(47,918)	(593,303)		(1,318,577)		(1,016,245)
(Decrease) increase in other liabilities	(65,692)	(813,374)		1,246,549		418,151
(Decrease) increase in employee benefits obligations	(623)	(7,709)		13,037		40,242
Termination payments for derivative contracts	—	—		(123,271)		(340,912)
Income tax (paid) recovered	(2,718)	(33,658)		43,272		(123,531)
Net cash flows from operating activities	(88,858)	(1,100,212)		538,127		(3,231,361)

Cash flows used in investing activities
Increase in the investment in associate	—	—		—		(27,727)
Business acquisition	(23,460)	(290,478)		—		—
Acquisition of property and equipment	(22,585)	(279,644)		(89,352)		(563,723)
Proceeds from sale of property and equipment	6,557	81,192		30,625		98,720
Net cash flows from investing activities	(39,488)	(488,930)		(58,727)		(492,730)

Cash flows generated by financing activities
Proceeds from new borrowings	1,693,593	20,969,560		15,749,151		9,145,280
Payments of notes payable	(1,446,715)	(17,912,788)		(13,337,871)		(5,861,061)
Interest paid	(102,219)	(1,265,649)		(874,911)		(665,807)
Shares repurchased	—	—		(4,586)		—
Share-based payments exercised	444	5,516		—		—
Net cash flows from financing activities	145,103	1,796,639		1,531,783		2,618,412
Net increase (decrease) of cash and cash equivalents	16,757	207,497		2,011,183		(1,105,679)
Translation adjustment	(1,913)	(23,691)		(27,952)		10,940
Cash and cash equivalents at the beginning of the year	262,599	3,251,416		1,268,185		2,362,924
Cash and cash equivalents at the end of the year	$277,443	Ps.	3,435,222	Ps.	3,251,416	Ps.	1,268,185

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Notes to restated consolidated financial statements

For the years ended December 31, 2010 and 2009

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

For the years ended December 31, 2010, 2009 and 2008, revenues obtained through INFONAVIT mortgage financing accounted for 75%, 76% and 76% respectively, of the Company’s total revenues, with other sources accounting for 25%, 24% and 24%, respectively.

Homex’s operations include 140 developments in 34 cities located in 21 Mexican states, which states represent 78% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadística, Geografía e Informática). In 2009, 19% of Homex’s revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 9% in the state of Jalisco. The remaining revenues were originated throughout 31 cities

Approximately Ps. 173,272 of the Company’s 2010 revenue originated in Brazil.  For its Brazilian operations, the Company participates in housing supply offers with the governmental institution Caixa Economica Federal (“Caixa”) that is similar in nature to the INFONAVIT in Mexico in that it provides financing to lower income homebuyers.

The Company’s operations are on a seasonal basis: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income.

On April 27, 2011, the Financial Director (CFO), Carlos Moctezuma Velasco, and the Administrative and Accounting Officer, Ramón Lafarga Bátiz, authorized the issuance of the Company’s restated consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010. Those consolidated financial statements have been approved by the Audit Committee and, the Board of Directors on April 27, 2011, and by the Company’s stockholders at its meeting held on April 29, 2011.

The accompanying consolidated financial statements which consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 28 through 30, were authorized for issuance herein by Gerardo de Nicolás (CEO), the CFO and the Controlling Director on June 29, 2011, with subsequent events for the entire consolidated financial statements having been considered through such date.

2. Basis of preparation

a) Convenience translation

The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The statements’ translations of Mexican pesos into US dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps. 12.3817 per one US dollar. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

b) Consolidation of financial statements

The consolidated financial statements include those of Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership percentage
Company	2010	2009	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	100%	100%	Administrative services and promotion related to construction industry
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67%	67%	Promotion, design, construction and sale of entry-level and middle-income
Casas Beta del Centro, S. de R.L. de C.V. (1)	100%	100%	Promotion, design, construction and sale of entry-level and middle-income
Casas Beta del Norte, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level
Casas Beta del Noroeste, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level
Hogares del Noroeste, S.A. de C.V. (2)	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing.
Opción Homex, S.A. de C.V.	100%	100%	Sale, lease and acquisition of properties
Homex Amuéblate, S.A. de C.V.	100%	100%	Sale of housing related products
Homex Global, S.A. de C.V. (3)	100%	100%	Holding company for foreign investments
Sofhomex, S.A. de C.V. S.F.O.M. E.R.	100%	100%	Financial services

Nacional Financiera, S.N.C. Fid.del Fideicomiso Homex 80584	100%	100%	Employee stock option plan administration
HXMTD, S.A. de C.V.	100%	100%	Promotion, design, construction and sale of upper-income tourism housing
Homex Central Marcaria, S.A. de C.V.	100%	100%	Administration of industrial and intellectual property
Homex Infraestructura, S.A. de C.V. (4)	100%	—%	Design and construction services for public or private services
CRS Morelos, S.A. de C.V. (4)	100%	—%	Construction services to government
CT Prop, S. de R.L de C.V. (5)	100%	—%	Promotion, design, construction and sale of tourism housing.
CT Loreto, S. de R.L. de C.V. (5)	100%	—%	Promotion, design, construction and sale of tourism housing.

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

(3)    Homex Global, S.A. de C.V, (Homex Global) owns the outstanding stock of the following companies:

(a)    Effective March 2008, Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that is to perform the construction and development of entry-level and middle-income housing in India. This company had no significant operations during 2008, 2009 and 2010.

(b)    Effective September 2007, Homex Global owned 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, a company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt. Pursuant the application of MFRS C-7, Investments in Associates and Other Permanent Investments, effective January 1, 2009, this company was no longer considered an associate but another permanent investment. On December 31, 2009 the Company sold its total investment in this company to a third party.

(c)    Effective February 2008, Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no significant operations during 2008, 2009 and 2010.

(d)   Effective November 2008, Homex Global owns 100% of the outstanding common stock of Homex Brasil Incorporacoes a Construcoes Limitada (Homex Brasil), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada. Through twenty three subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brasil. During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in San Jose dos Campos, northeast of Sao Paulo. As of December 31, 2010 and 2009 the Company had recognized revenues from its Brazilian operations of Ps. 173,272 and Ps. 7,741, respectively.

(4)    These companies were incorporated in 2010; however they had no significant operations during the year.

(5)    These companies were acquired in 2010 through the Loreto Bay business combination explained in Note 4 to the consolidated statements. CT Prop, S. de R.L. de C.V, owns 100% of the outstanding stock of CT Commercial Properties, S. de R.L. de C.V.

3. Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with Mexican Financial Reporting Standards (MFRS).

a) New accounting standards

Effective in 2010:

Interpretation to Mexican Financial Reporting Standards (IMFRS) 14, Construction, Sales and Services Agreements related to Real Estate

In December 2008 IMFRS 14 was issued by the Consejo Mexicano de Normas de Información Financiera, A.C. (the Mexican Financial Information Standards Board or “CINIF”) to complement Bulletin’s D-7, Construction Agreements and Manufacturing of Certain Capital Assets. This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub contractors.

Due to the application of this Interpretation, effective January 1, 2010, the Company stopped recognizing its revenues, costs and expenses based on the percentage-of-completion method. At that date, the Company began to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” (or “deposited accounting method”) in which revenues, costs and expenses should be recognized, when all of the following conditions are fulfilled:

a)              the Company has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership.

b)             the Company does not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

c)              the revenues amount can be estimated reliably;

d)             it is probable that the Company will receive the economic benefits associated with the transaction; and

e)              the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and signing by the Company, the customer and (if applicable) the lender the legal contracts and deeds of ownership (escritura) over the property. At that time, the customer would have the legal right to take possession of the home.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with these 2010 consolidated financial statements as required by MFRS B-1 Accounting Changes and Error Corrections. The application of IMFRS 14 to the consolidated financial statements had the following effects with respect to the year ended December 31, 2009 consolidated balance sheet:

	As originally issued		Adjustment		As restated 2009
Assets:
Cash and cash equivalents (including restricted cash)	Ps.	3,251,416	Ps.	—	Ps.	3,251,416
Trade accounts receivable	13,038,211		(12,518,737)		519,474
Inventories and land held for development	14,919,763		8,949,784		23,869,547
Property and equipment	1,110,582		—		1,110,582
Other assets	2,245,192		225,337		2,470,529

Total assets	Ps.	34,565,164	Ps.	(3,343,616)	Ps.	31,221,548

Liabilities and equity:
Current liabilities	6,383,019		(33,400)		6,349,619
Long-term liabilities	10,006,772		—		10,006,772
Deferred income taxes	4,952,410		(993,065)		3,959,345
Equity	13,222,963		(2,317,151)		10,905,812

Total liabilities and equity	Ps.	34,565,164	Ps.	(3,343,616)	Ps.	31,221,548

The application of IMFRS 14 to the consolidated financial statements had the following effects with respect to the years ended December 31, 2009 and 2008 consolidated statements of income:

For the year ended December 31, 2009	As originally issued		Adjustment		As restated 2009

Revenues	Ps.	19,425,182	Ps.	(1,948,693)	Ps.	17,476,489
Costs	13,748,416		(1,462,580)		12,285,836
Gross profit	5,676,766		(486,113)		5,190,653
Operating income	3,170,010		(451,037)		2,718,973
Income before income taxes	3,012,919		(437,137)		2,575,782
Income taxes	1,182,992		(188,603)		994,389
Consolidated net income	Ps.	1,829,927	Ps.	(248,534)	Ps.	1,581,393

For the year ended December 31, 2008	As originally issued		Adjustment		As restated 2008

Revenues	Ps.	18,850,496	Ps.	(4,124,668)	Ps.	14,725,828
Costs	13,473,257		(3,116,928)		10,356,329
Gross profit	5,377,239		(1,007,740)		4,369,499
Operating income	2,999,593		(933,496)		2,066,097
Income before income taxes	2,331,182		(913,996)		1,417,186
Income taxes	712,175		(255,919)		456,256
Consolidated net income	Ps.	1,619,007	Ps.	(658,077)	Ps.	960,930

Basic and diluted earnings per share (EPS) of controlling interest before IMFRS 14 adjustments for the years ended December 31, 2009 and 2008 were Ps.5.50 and Ps. 4.72, respectively; after IMFRS adjustments EPS were Ps. 4.68 and Ps. 2.77, for the same periods, respectively.

The application of IMFRS 14 did not have significant effects on the consolidated statements of cash flows for the years ended December 31, 2009 and 2008, except for the presentation of the following items related to the operating activities: income before income tax, trade accounts receivable, inventories and land held for future developments, prepaid expenses and other assets and trade accounts payable.

MFRS C-1, Cash and cash equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010.  The main differences between Mexican FRS C-1 and Mexican accounting Bulletin C-1 lie in the presentation of restricted cash and the substitution of the term “short-term investments” by the new term “liquid investments”, which are those investments whose maturities do not exceed three months.

The adoption of this MFRS did not have significant effects on the Company’s consolidated financial statements, except for the reclassification of restricted cash to cash and cash equivalents in the consolidated balance sheets as of December 31, 2010 and 2009 (see Note 5), with related effects on the consolidated statements of cash flows.

IMFRS 19, Changes derived from the adoption of International Financial Reporting Standards

On August 31, 2010, CINIF issued Interpretation to Mexican FRS 19, Changes derived from the adoption of International Financial Reporting Standards (IFRS) which became effective for financial statements issued on or after September 30, 2010 and requires the disclosures that must be made in the notes to the financial statements prepared under MFRS prior to the adoption of International Financial Reporting Standards. Since the Company is listed in the Mexican Stock Exchange it has the obligation to prepare and present its financial information under IFRS beginning 2012.

At the date of the financial statements the Company is in the process of evaluating the effects that the adoption of this new standard will have on its consolidated financial statements.

Effective in 2009:

The most relevant standards that came into force in 2009 are described below:

MFRS B-7, Business Acquisitions

This MFRS substitutes Bulletin B-7 Business Acquisitions and was issued by the CINIF to replace Mexican accounting Bulletin B-7 Business Acquisitions. This standard establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date.

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

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 was issued by CINIF in December 2008 and describes the accounting treatment for investments in associates and “other permanent investments”, which were previously treated within Bulletin B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence.

In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

The adoption of this MFRS required the Company to consider the associate in Egypt as another permanent investment effective January 1, 2009, and no longer as an associate, and therefore to stop applying the equity method of accounting to this company.

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

IMFRS 18, Effects on Recognition from the 2010 Tax Reform Bill in Income Taxes

On December 15, 2009 the CINIF published the Interpretation 18 of Mexican Financial Reporting Standards with the objective to provide guidance in regards to the 2010 Tax Reform Bill about the accounting recognition that should be completed in the companies’ financial statements.

This IMFRS establishes certain parameters for the recognition of changes to the new Tax Reform, mainly in regards to Income Tax rates changes, changes to the consolidation regime (fundamentally related to tax losses), losses on stock transfers, special consolidation terms, distributed dividends not from Net Tax Profit Account (CUFIN), consolidation tax benefits and differences between CUFIN. The effects of the application of IMFRS 18 are disclosed in Note 24.

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

The effect of the adoption of this standard on the Company’s 2008 consolidated financial statements is the Company’s ceasing to recognize the effects of inflation on its financial information; therefore no monetary result was determined. The accumulated monetary position as of December 31, 2007 that was Ps. 346,641 was reclassified to the retained earnings.

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

The Company’s foreign operations in India and Brazil were measured in accordance with this MFRS and their figures are included in the consolidated financial statements.

MFRS D-3, Employee Benefits

MFRS D-3, Employee Benefits replaces the previous MFRS accounting Bulletin D-3, Labor Obligations. The most significant changes contained in MFRS D-3 are as follows:

i) shorter periods for the amortization of unamortized items such as transition obligations, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue. As further disclosed in Note 14, during 2008 the Company prospectively changed the amortization periods for its transition liability from those of 10-22 year periods in prior years, to a four year period starting in 2008, resulting in Ps. 5,559 in additional labor costs being recognized in its 2008 statement of income;

ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item. As further disclosed in Note 14, upon the adoption of MFRS D-3 the Company reversed its intangible asset of Ps. 30,092 and additional liability of Ps. 34,189 resulting in a credit to equity of Ps. 4,097 in 2008;

iii) accounting treatment of current-year and deferred employee profit-sharing, requiring that deferred employee profit-sharing be recognized using the asset and liability method established under MFRS D-4. The Company recorded a deferred profit sharing asset of Ps. 29,667 upon adoption of MFRS D-3. That asset has been adjusted to a value of Ps. 26,606 as of December 31, 2008. As of December 31, 2010 and 2009 there was no deferred profit sharing.

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

MFRS D-4, Taxes on Profit

The CINIF also issued Mexican FRS D-4, Taxes on Profits which replaces Mexican accounting Bulletin D-4 Accounting for Income Taxes, asset Tax and Employee Profit-sharing. The most significant changes attributable to MFRS D-4 are as follows:

v)             the concept of permanent differences is eliminated. The asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary;

vi)          because current and deferred employee profit-sharing is now considered as an ordinary expense under MFRS D-3, it is excluded from this standard;

vii)       asset taxes are required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and

viii)    the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in equity not yet taken to income.

The adoption of this MFRS did not have any effect on the Company’s consolidated financial statements.

b) Revenue and cost recognition

Home sales

Revenues, costs and expenses from the Company’s homes sales are recognized when all of the following conditions are fulfilled:

a)              the Company has transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership.

b)             the Company does not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

c)              the revenues amount can be estimated reliably;

d)             it is probable that the Company will receive the economic benefits associated with the transaction; and

e)              the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and signing by the Company, the customer and (if applicable) the lender, the legal contracts and deeds of ownership (escritura) over the property. At that time, the customer would have the legal right to take possession of the home.

The cost of sales represents the cost incurred in the development of housing revenues by the Company during the year. These costs include land, direct materials, labor and all the indirect costs related to the development of the project such as indirect labor, equipment, repairs, depreciation and the capitalization of the comprehensive financing costs.

Construction services

Construction services revenues and costs are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project, in accordance to Bulletin D-7. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine the percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined.

During the years ended December 31, 2010 and 2009 the Company provided construction services only to Mexican government entities.

c) Recognition of the effects of inflation

Effective January 1, 2008 the Company adopted MFRS B-10, Effects of Inflation. Based on this Standard, the Company did not recognize the effects of inflation in the financial information for the years ended December 31, 2010, 2009 and 2008.

Cumulative inflation in Mexico over 2008, 2009 and 2010 is less than 26% and therefore, in conformity with MFRS B-10, Mexico’s current economic environment is considered non-inflationary. Furthermore, the three year cumulative inflation in both of the Company’s foreign locations (Brazil and India) is also less than 26% through December 31, 2010. Accordingly, the Company’s financial information for 2010, 2009 and 2008 was prepared without recognizing the effects of inflation.

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

MFRS D-6 establishes the determination of the amount from the comprehensive financing cost (CFC) that shall be capitalized. The land under development inventories and construction-in-process include the capitalized CFC. The Company capitalizes the CFC that results from the application of the weighted average rate of the debt to the weighted average of the construction-in-process investment and the land under development during the acquisition period. In regards to debt in foreign currency, the capitalized CFC includes the corresponding exchange gains and losses (see Note 7).

The Company reviews the carrying amounts of its inventories annually or earlier when an impairment indicator suggests that such amounts might not be recoverable.  If events or changes in circumstances indicate that the carrying value may not be recoverable an assessment is undertaken to determine whether carrying values are in excess of their net realizable value.   Net realizable value is the estimated sales price in the ordinary course of business, less estimated costs for completion and effecting a sale.

Net realizable value for development properties is based on internal project evaluations where assumptions are made about the project’s expected revenues and expenses. Valuation of these projects is performed according to lower cost of market principle. If the carrying amount of a project exceeds the net realizable value, a provision is recorded to reflect the inventory at the recoverable amount in the balance sheet.

Impairment losses are recognised in the income statement.

As of December 31, 2010,  2009 and 2008, no impairment has been recognized with respect to the Company’s inventories.

h) Property and equipment

Property and equipment is recorded at acquisition cost. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and 10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

The value of property and equipment is reviewed whenever there are indications of impairment. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.  At December 31, 2010 and 2009, no impairment losses have been recognized with respect to the Company’s property and equipment.

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

d) The present value of minimum lease payments is at least 90% of the market value of the leased asset, net of any benefit or scrap value.

When the lessor retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

j) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the date of purchase in accordance with the purchase method of accounting.

Goodwill is recorded initially at acquisition cost.

Goodwill is not amortized; however, it is subject to annual impairment tests, and is adjusted for any impairment losses. Goodwill is allocated to the affordable entry-level segment.

Goodwill as of December 31, 2010 and 2009 was Ps. 731,861.

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

As of December 31, 2010 and 2009, no impairment has been recognized with respect to the Company’s assets with indefinite lives.

l) Other assets

Expenses related to the placement of the various borrowings disclosed in Note 11 are recorded at cost. These amounts will be amortized under the straight-line method over the respective loan terms and disclosed in Note 10.

m) Employee retirement obligations

The Company grants seniority premiums and termination pay, covering all its employees. The related calculations are based on the provisions of the Mexican Federal Labor Law (FLL).  Under FLL, workers are entitled to certain benefits at the time of their separation from the Company under certain circumstances. Seniority premiums and termination payments are recognized periodically using the projected unit-credit method and financial assumptions.

As disclosed in Note 14, effective January 1, 2008 the Company adopted MFRS D-3. As a result of this adoption, the transition liability of labor obligations is now being amortized over a four-year period.

n) Derivative financial instruments

Derivative financial instruments are used for hedging purposes. At December 31, 2010 and 2009, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed (both assets and liabilities). Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term. The changes in the fair value of derivative financial instruments that do not qualify as hedging instruments are recognized in income in valuation effects of derivative instruments caption. Financial instruments that qualify as hedging instruments are recognized in equity as part of other comprehensive income.

o) Liabilities, provisions, contingent assets and liabilities and commitments

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will probably give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

The Company recognizes a liability for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not). That certain effects related to past events, will materialize and can be reasonably quantified. These events and the financial impact are also disclosed as lost contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized.

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

Current year and deferred employee profit-sharing expense is to be presented as an ordinary expense in the statement of income rather than as part of taxes on profits.

At year ended December 31, 2008, the deferred profit-sharing amounted Ps. 26,606. The initial recognition of the deferred profit-sharing under MFRS D-3 amounts Ps. 29,667 that was recorded in the other equity account. The deferred asset effect generated during 2008 amounts to Ps. 127,305, of which the Company created a valuation allowance of Ps. 100,699, which according with the Company’s projections were more likely than not to not be recovered. The deferred asset effect generated during 2009 was Ps. 52,392. The Company created a valuation allowance of Ps. 78,998 (Ps. 26,606 of 2008 and Ps. 52,392 of 2009), which according with the Company’s projections were more likely than not to not be recovered. At the year ended December 31, 2010, there was not deferred profit-sharing to be recognized.

r) Foreign currency balances and transactions

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

See Note 18 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

s) Stock option plan

The Company implemented a plan through which certain of its executives and company officials receive remuneration in the form of share-based payment transactions, whereby these individuals render services as consideration for equity instruments.

Given the settlement feature contained within the plan, the awards were treated as “Liability Awards” from its implementation and through December 31, 2008. Compensation cost was measured by reference to the fair value of the awards at each balance sheet date. During 2009 and as a result of certain modifications made to the plan, the awards were modified so as to become equity-settled. The fair value of share based compensation is determined using an appropriate pricing model (see Note 17d).

t) Earnings per share

Earnings per share are calculated by dividing net income of controlling interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the stock options disclosed in Note 17d, the effects of which were immaterial in all periods. Accordingly basic and diluted earnings per share presented were the same during such periods.

u) Comprehensive income

Comprehensive income is represented by net income, the effect of the translation of the financial statements of the foreign subsidiaries and the effect of the change in the fair value of financial instruments that meet the criteria of hedge accounting.

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

w) Reclassifications

Certain amounts in the 2009 and 2008 statements of income have been reclassified in order to conform with 2010 presentations. The effects of these reclassifications were recognized with retrospective application, in accordance with MFRS B-1, Accounting changes and error corrections.

	Original amounts		Reclassified amounts
	2009		2009
Interest expense	Ps.	207,796	Ps.	163,641
Other expenses	—		44,155

	Original amounts		Reclassified amounts
	2008		2008
Interest expense	Ps.	90,007	Ps.	59,695
Other expenses	—		30,312

x) Segment reporting

Segment reporting is presented in accordance with the information prepared for the internal decision making process. The information is presented according to the type of housing on sale by the Company and others.

4. Business acquisition

On December 22, 2009 the Company entered into an Equity Interest Purchase Agreement of three companies (all together Loreto Companies). In accordance to the agreement, the Company was to deposit US $5 million into an escrow account. At December 31, 2009 the Company had deposited US $0.5 million (equivalent to Ps. 6,533); the rest was deposited on January 15, 2010.  Depending on the satisfaction of diverse legal requirements, of which the most relevant was to evidence that the title of the asset transferred to the entities that will own them, is free and clear from any encumbrance, the Company was going to acquire through the Loreto companies different assets (hotel, golf course and land). On July 20, 2010 the legal requirements for the majority of the assets were satisfied, and the Company was able to acquire 100% of the common shares of CT Prop, S. de R.L. de C.V., which owns 100% of the outstanding stock of CT Commercial Properties, S. de R.L. de C.V.

On December 31, 2010 the legal requirements for rest of the assets were fulfilled and the Company acquired the 100% of the common shares of CT Loreto, S. de R.L. de C.V.

At that date the Company had fully paid the total purchase price of US$ 22.5 million (Ps. 290,478). Part of the payment was done through a credit line granted by Banco Nacional de México, S.A., of which the outstanding balance as of December 31,2010 was Ps. 99,358 and will be paid during 2011 (see Note 11).

The fair value of the net assets and liabilities identified at the acquisition date is shown as follows:

	Fair value recognized at the date of the acquisition		Adjustment to purchase price		Purchase price
Land inventory	Ps.	288,502	Ps.	—	Ps.	288,502
Golf course	242,066		(240,090)		1,976
Hotel	119,073		(119,073)		—
Other minor fixed assets	14,918		(14,918)		—

Net assets at fair value	Ps.	664,559	Ps.	(374,081)	Ps.	290,478

This business acquisition was recorded using the purchase method. Since net assets at fair value were greater than the purchase price, the Company adjusted the value of the acquired assets in accordance to the order established in MFRS B-7, allocating the adjustment to the non-monetary assets that were the hotel, golf course and other minor assets.

The results of operations of the three Loreto companies have been included in the Company’s consolidated financial statements since the date of the acquisition. Among the main reasons for the acquisition of these companies was the Company to be able to develop a tourism development of 850 units including amenities such as a golf course and a hotel in the city of Loreto, Baja California Sur. The acquisition of these companies is expected to strength the Company’s position in the tourism domestic market, enhancing its presence in the Baja California Sur state.

Pro-forma financial information as if this business combination had been completed as of January 1, 2009 has not been presented as the pro-forma statement of operations figures for 2009 and 2010 would not be materially different from those presented herein.

5. Cash and cash equivalents

	2010		2009
Cash	Ps.	121,593	Ps.	143,851
Cash equivalents	3,313,629		3,107,565
	Ps.	3,435,222	Ps.	3,251,416

Cash and cash equivalents consist basically of bank deposits and highly liquid investments. Cash equivalents include restricted cash as of December 31, 2010 and 2009 for Ps. 127,530 and Ps. 129,342, respectively.

6. Trade accounts receivable

	2010		2009 as restated
As promoter:
Due from customers and financing institutions (1) (2) (3)	Ps.	1,581,158	Ps.	403,925
Construction services (4)	488,169		198,755
Services and other	46,894		48,919
	2,116,221		651,599
Allowance for doubtful accounts	(78,852)		(57,279)
	2,037,369		594,320
Trade accounts receivable, long-term (5)	(62,166)		(74,846)
	Ps.	1,975,203	Ps.	519,474

The Company does not believe that it has a significant concentration of credit risk. While some of its receivables are from homebuyers, the majority are from entities in the home finance business, whose characteristics differ from other receivables.

(1)          These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES (Sociedades Financieras de Objeto Limitado), commercial banks and homebuyers. With the exception of commercial banks, all such categories exceed 10% of accounts receivable balances as of December 31, 2010 and 2009.

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

(4)          This receivable is related to construction services provided by the Company to the Mexican Federal Government accounted using the percentage of completion method.

(5)          The long-term trade account receivable is due to an agreement with the Housing Institute of the Federal District, or Instituto de Vivienda del Distrito Federal (“INVI”), on which it was agreed that the Company will receive monthly payments, including interest at a rate of TIIE plus 4%, during a five-year period, beginning June 2009, due to the sale of houses in Mexico City.

7. Inventories

	2010		2009 as restated
Land:
Titled land	Ps.	9,701,296	Ps.	10,042,657
Contracted land	2,467,273		2,673,289
Advances to land suppliers	43,818		391,868
	12,212,387		13,107,814
Land held for future developments	(10,591,499)		(11,765,197)
Land	1,620,888		1,342,617

Other inventories:
Construction-in-process	14,968,289		10,166,205
Construction materials	576,499		512,355
Advances to suppliers	70,690		83,173
Total other inventories	15,615,478		10,761,733
Total inventories	Ps.	17,236,366	Ps.	12,104,350

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

Due to the application of MFRS D-6 during 2010, 2009 and 2008, the net comprehensive financing cost (CFC) related to qualified assets for the same periods was Ps. 965,008, Ps. 563,154 and Ps. 1,250,080, respectively. Total CFC related to inventories sold and subsequently applied to cost of sales was Ps. 758,332 during 2010 (of which Ps. 432,819 is related to the current year CFC and Ps. 325,513 is related to prior years), Ps. 537,431 during 2009 (of which Ps. 239,597 is related to the current year CFC and Ps. 297,834 is related to prior years) and Ps. 662,080 during 2008 (of which Ps. 607,622 is related to 2008 CFC and Ps. 54,458 is related to prior year), respectively. The average period for the amortization of the capitalized comprehensive financing cost is 9 months. The annual capitalization rates are 8.50%, 6.50% and 24.30%, during each of 2010, 2009 and 2008, respectively.

During the years ended December 31, 2010, 2009 and 2008, the net comprehensive financing cost capitalized in inventories was as follows:

	2010		2009 as restated		2008 as restated
Total accrued net comprehensive financing cost before capitalization	Ps.	1,279,750	Ps.	711,665	Ps.	1,758,753
Comprehensive financing cost capitalized in inventories	(965,008)		(563,154)		(1,250,080)
Comprehensive financing cost after capitalization	Ps.	314,742	Ps.	148,511	Ps.	508,673

8. Prepaid expenses and other current assets

	2010		2009 as restated
Sales commissions paid in advance	Ps.	321,415	Ps.	387,170
Sundry debtors	73,555		126,927
Refundable taxes	199,275		208,908
Other current assets	27,033		32,049
Insurance and bond contracts	6,404		9,613
Prepaid interest	5,968		5,968
	Ps.	633,650	Ps.	770,635

9. Property and equipment

	2010		2009
Buildings	Ps.	253,412	Ps.	253,412
Machinery and equipment	1,633,351		1,458,178
Transportation equipment	114,471		102,251
Air transportation equipment	75,203		75,203
Office furniture and equipment	133,330		101,781
Computers	123,416		99,802
Communication equipment	43,189		38,490
	2,376,372		2,129,117
Accumulated depreciation	(1,407,667)		(1,050,426)
	968,705		1,078,691
Land	33,867		31,891
	Ps.	1,002,572	Ps.	1,110,582

The amount of assets acquired via capitalized leases during the years ended December 31, 2010, 2009 and 2008, was Ps. 49,667, Ps. 47,035 and Ps. 97,131, respectively.

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was Ps. 362,351, Ps. 371,402 and Ps. 323,727, respectively.

10. Other assets

	2010		2009
Debt issuance costs, net	Ps.	148,166	Ps.	158,364
Trade accounts receivable, long-term (see Note 6)	62,166		74,846
Financial instruments (see Note 12)	19,804		4,375
Other	13,032		11,976
Guarantee deposits	12,675		29,305
Net value of the “BETA” trademark (1)	—		45,527
	Ps.	255,843	Ps.	324,393

Amortization expense for the years ended December 31, 2010, 2009 and 2008 was Ps. 103,263, Ps. 112,007 and Ps. 101,294, respectively. The amortization of debt issuance of Ps. 57,736, Ps. 20,953 and Ps. 10,240 was allocated as interest expense as part of commissions and financing cost for the years ended December 31, 2010, 2009 and 2008 respectively (see Note 23(3)). The expected amortization of debt issuance costs for the years 2011 to 2015 is as follows:

Year	Amortization
2011	Ps.	34,302
2012	22,855
2013	19,210
2014	18,419
2015 and thereafter	53,380
	Ps.	148,166

(1)  “BETA” Trademark was allocated to the affordable entry-level segment. The amortization of Ps. 45,527, Ps. 91,054 and Ps. 91,054, for the years ended December 31, 2010, 2009 and 2008, respectively, was allocated as part of the operating expenses.

11. Debt

a) As of December 31, 2010 and 2009, the outstanding balances of short-term indebtedness with financial institutions consist of the following:

2010	2009
HSBC México, S.A. A credit line granted by HSBC México, S.A. on October 12, 2010 for Ps. 50,000. The borrowing matures on January 10, 2011 and bears interest at the Mexican interbank equilibrium interest rate (TIIE) plus 5.50%.	Ps.	50,000	Ps.	—
BBVA Bancomer, S.A. Four credit lines granted by BBVA Bancomer, S.A. in December 2010 for Ps. 300,000. The borrowings mature in April 2011 and bear interest at TIIE plus 3.20%.	300,000	—
Banco Nacional de México, S.A. Three credit lines granted by Banco Nacional de México, S.A. in November and December 2010 for Ps. 78,000. The borrowings ultimately mature in January and February 2011 and bears interest at TIIE plus 4.25% and 5.00%, respectively.	73,570	—
Banco Nacional de México, S.A. A credit line granted by Banco Nacional de México, S.A. on July 16, 2010 for Ps. 141,941. The borrowing ultimately matures on July 15, 2011 and bears interest at TIIE plus 5.00%. (see note 4)	99,358	—
Banco Nacional de Mexico, S.A. Three credit lines granted by Banco Nacional de Mexico, S.A. for Ps. 95,000 in December 23, 2010. The borrowings ultimately mature in February 21, 2011 and bear interest at TIIE plus 5.00%.	62,640	—
Banco Nacional de México, S.A. Two credit lines granted by Banco Nacional de México, S.A. on October 25 and December 8, 2010 for Ps. 71,966. The borrowings ultimately mature on January 7 and September 23, 2011 and bears interest at TIIE plus 1.00% and TIIE plus 5.00%, respectively.	6,394	—
Banco Itau BBA, S.A. Seven credit lines granted by Banco Itau BBA, S.A. (Brazilian financial institution) from March through December 2010 for 11.7 million Brazilian Reals. The borrowings mature from February through June 2011 and bear interest at 6.68%. The aforementioned credit lines replaced seven credit lines granted on May, September and October 2009 for 9.1 million Brazilian Reals. The borrowings matured on March, April, May and July 2010, and bore interest at 6.50%.	86,723	68,535

Banco Fibra, S.A. Three credit lines granted by Banco Fibra, S.A. (Brazilian financial institution) from January through September 2010 for 5.8 million Brazilian Reals. The borrowings mature in January, July and August 2011 and bear interest at 7.44%. The aforementioned credit line replaced a revolving credit line granted on July 22, 2009 for 1.3 million Brazilian Reals. The borrowing matured on July 20, 2010, and bore interest at 9.90%.	24,737		9,569
Banco ABC Brasil, S.A. A revolving credit line of credit granted by Banco ABC Brasil, S.A. (Brazilian financial institution) on March 25, 2010 for 1 million Brazilian Reals. The borrowing matures on October 21, 2011 and bears interest at 7.19%. The aforementioned credit lines partially replaced three credit lines granted in August, October and November 2009 for 12 million Brazilian Reals. The borrowings matured on February, October, and November 2010, and bore interest at 8.50%.	22,310		90,171
Banco HSBC, S.A. Two credit lines granted by Banco HSBC, S.A. (Brazilian financial institution) for 11.5 million Brazilian Reals on February 4, 2010. The borrowings mature in January and November 2011 and bear interest at 9.09%. The aforementioned credit lines replaced a revolving credit line granted on November 23, 2009 for 1.5 million Brazilian Reals. The borrowing matured on November 18, 2010, and bore interest at 3.10%.	85,521		11,277
Banco Industrial e Comercial, S.A. A revolving credit line granted by Banco Industrial e Comercial, S.A. (Brazilian financial institution) for 5.0 million Brazilian Reals on May 7, 2010. The borrowing matures on October 28, 2011 and bears interest at 10.03%.	22,686		—
Banco Pine, S.A. Two credit lines granted by Banco Pine, S.A. (Brazilian financial institution) for 10.0 million Brazilian Reals in March and April 2010. The borrowings mature in March 2011 and bear interest at 8.41%.	49,577		—
Banco Votorantim, S.A. A revolving credit line granted by Banco Votorantim, S.A. (Brazilian financial institution) for 7.0 million Brazilian Reals on December 20, 2010. The borrowing matures on December 20, 2011 and bears interest at 7.82%.	52,056		—
Banco Bradesco, S.A. Three credit lines granted by Banco Bradesco, S.A. (Brazilian financial institution) for 2.5 million Brazilian Reals in July, September and November 2010. The borrowings mature in July, September and December 2011 and bear interest at 10.13%.	17,623		—
Interest payable	28,921		881
Total	Ps.	982,116	Ps.	180,433

b) As of December 31, 2010 and 2009, the outstanding balances of long-term debt with financial institutions consist of the following:

	2010		2009
Bond issuance (“Senior Guaranteed Notes due 2015”) by Credit Suisse First Boston and Merrill Lynch. These obligations are guaranteed by PICSA, DECANO and other subsidiary companies. They are USD denominated in the amount of US $250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually.	Ps.	3,095,425	Ps.	3,260,925
Bond issuance (“Senior Guaranteed Notes due 2019”) by Credit Suisse Securities LLC and HSBC Securities Inc. These obligations are guaranteed by PICSA, DECANO and CBC. They are USD denominated in the amount of US $250 million, with a fixed annual interest rate of 9.5%, payable on December 11, 2019. Interest is payable semiannually.	3,095,425		3,232,500
Banco Nacional de México, S.A. A line of credit granted by Banco Nacional de México, S.A. on July 16, 2009 for Ps.1,000 million and renewed to Ps. 1,500 million on March 25, 2010. The borrowing matures on July 16, 2013 and bears interest at the Mexican interbank equilibrium interest rate (TIIE) plus 5.00%.	1,462,613		888,738
GE Capital, S.A. A line or credit granted by GE Capital, S.A. on July 29, 2005 for US$2.3 million. The borrowing ultimately matured on July 29, 2010, and bore interest at an annual rate of 7.40%.	—		4,520
Grupo Financiero Inbursa, S.A. A line of credit granted by Grupo Financiero Inbursa, S.A. on June 26, 2008 for Ps. 2,078 million. The borrowing ultimately matures on June 26, 2013 and bears interest at TIIE plus 1.50%.	2,078,000		2,078,000
Bancomer, S.A. A credit line granted by Bancomer, S.A. for Ps. 833,333 on July 26, 2010. The borrowing matures on January 28, 2013 and bears interest at TIIE plus 3.60%.	833,333		—
Banco BTG Pactual, S.A. Five lines of credit granted by Banco BTG Pactual, S.A. (Brazilian financial institution) from May through November 2010 for 50.0 million Brazilian Reals. The borrowings ultimately mature from June through November 2013, and bear interest at 8.73%.	369,576		—
Banco ABC Brasil, S.A. Three lines of credit granted by Banco ABC Brasil, S.A. (Brazilian financial institution) in October and November 2010 for 16.5 million Brazilian Reals. The borrowings ultimately mature in October 2012, and bear interest at 7.35%.	122,704		—
Banco Bradesco, S.A. Six lines of credit granted by Banco Bradesco, S.A. (Brazilian financial institution) from June through December 2010 for 53.2 million Brazilian Reals. The borrowings mature during 2012 and 2013, and bear interest at 6.02%.	389,547		—
Banco BNDES Brasil, S.A. Line of credit line granted by BNDES Brasil, S.A. (Brazilian financial institution) on June 29, 2010 for 0.2 million Brazilian Reals. The borrowing ultimately matures on June 29, 2014 and bear interest at12.12%.	5,993		—
Interest payable, primarily Senior Guaranteed Notes	81,382		85,642
Total long-term debt	11,533,998		9,550,325
Current portion of long-term debt	(746,397)		(90,162)
Long-term debt balances	Ps.	10,787,601	Ps.	9,460,163

Covenants

Loan covenants require the Company and its guarantor subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, and restricted payments where dividends cannot be paid or capital reimbursed to equity unless they are made between the guarantor subsidiaries.

Most significant financial covenants, contained within loan agreements, require the Company to maintain (based on MFRS financial information):

•                  A total of equity of at least Ps. 10,000,000;

•                  A ratio of interest coverage (EBITDA/net financing expense) over 3.0 times; and

•                  A ratio of leverage (liabilities with cost/EBITDA) of less than 3.25 to 1.0;

•                  A ratio of leverage (liabilities/equity) of less than 2.50 to 1.0;

•                  A ratio of leverage (liabilities with cost/equity) of less than 1.50 to 1.0;

There are also restrictions applicable to additional debt based on EBITDA levels. In the event the Company does not comply with any of the above provisions, it will be limited in its ability to pay dividends to its stockholders.

As of December 31, 2010 and 2009, the Company was in compliance with the financial covenants contained within its debt agreements.

Debt maturities

As of December 31, 2010, long-term debt matures as follows:

Year	Amount
2012	Ps.	729,916
2013	3,865,874
2014	961
2015	3,095,425
2019	3,095,425
	Ps.	10,787,601

The TIIE rates published in the Federal Official Gazette as of December 31, 2010 and 2009 were 4.8750% and 4.9150%, respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2010 were

12.3817 Mexican pesos and 7.4366 Mexican pesos, respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2009 were 13.0437 Mexican pesos and 7.5183 Mexican pesos, respectively.

12.  Financial instruments

Financial Instruments Related to the Senior Guaranteed Notes due 2015

On July 6, 2008 the Company entered into derivative instruments in order to cover the possible changes in the exchange rate of future interest payments of the Senior Guaranteed Notes due 2015 for US$250 million (“Interest-Only Swap”). This transaction does not meet hedge accounting requirements, and thus changes in the fair value of the underlying derivative have been and will be recorded in the Company’s current earnings as a component of comprehensive financing cost within the valuation effects of derivative instruments account. As of December 31, 2010 the fair value of this derivative was a liability position of Ps. 60,917 (US$ 4.9 million). As of December 31, 2009 the fair value of this derivative was a favorable asset position of Ps. 4,375 (US$ 0.3 million) (see Note 10).

The net accumulated expense in the statement of income of the Interest-Only Swap for the year ended December 31, 2010 and 2009 was Ps. 68,572 and Ps. 61,600, respectively. The net accumulated income of the Interest-Only Swap was Ps. (90,639) for the year ended December 31, 2008.

Financial Instruments Related to the Senior Guaranteed Notes due 2019

As disclosed in Note 11, the Company’s Senior Guaranteed Notes due 2019 are U.S. dollar denominated. In order to decrease the risk of future changes in the exchange rate between U.S. dollar and Mexican pesos, in December 11, 2009 the Company entered into a “Principal-Only Swap” with a notional value of US$250 million, which entitled the Company to receive this amount in 2019 in return for a payment in Mexican pesos at a fixed exchange rate of 12.93 Mexican pesos per U.S. Dollar.  As part of this agreement, the Company will pay interest of 3.87% a year on the total notional amount of Ps. 3,232.5 million Mexican Pesos, in semiannual payments. In order to increase the amount of thresholds of these financial instruments and to avoid collateral margin calls, in May 2010 the Company changed its PO Swap rate from 3.87% to 4.39%.

In addition, on December 11, 2009 the Company entered into an “Interest-Only Swap” in order to cover the possible changes in the exchange rate of the first six interest payments of the Senior Guaranteed Notes due 2019 for US$250 million (“Interest-Only Swap”).

The Principal-Only Swap transaction met hedge accounting requirements. As of December 31, 2010 and 2009, the fair value of this derivative was Ps. 447,243 (US$ 36.1 million) and Ps. 109,970 (US$ 8.4 million), respectively, and represented a liability.

The Interest-Only Swap transaction did not meet hedge accounting requirements. As of December 31, 2010, the fair value of this derivative was Ps. 19,804 (US$ 1.6 million) and represented a favorable asset position (see Note 10). As of December 31, 2009, the fair value of this derivative was Ps. 9,114 (US$ 0.7 million) and represented a liability. The net accumulated gain in the statement of income of the Interest-Only Swap for the year ended December 31, 2010 was Ps. (28,918), and for the year ended December 31, 2009 was an expense of Ps. 4,851.

As of December 31, 2010 and 2009 the Company had the following financial instruments:

As of December 31, 2010

Financial instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Interest-only swap (“2019”)	No hedge accounting	47.50 million	Ps.	19,804	Ps.	—	Ps.	(28,918)

Principal-only swap (“2019”)	Hedge accounting	250.00 million	Ps.	(447,243)	Ps.	(242,837)	Ps.	—
Interest-only swap (“2015”)	No hedge accounting	37.50 million	(60,917)		—		68,572
			Ps.	(508,160)	Ps.	(242,837)	Ps.	39,654

As of December 31, 2009

Financial instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Interest-only swap (“2015”)	No hedge accounting	56.25 million	Ps.	4,375	Ps.	—	Ps.	61,600

Principal-only swap (“2019”)	Hedge accounting	250.00 million	Ps.	(109,970)	Ps.	(84,592)	Ps.	—
Interest-only swap (“2019”)	No hedge accounting	71.25 million	(9,114)		(3,280)		4,851
			Ps.	(119,084)	Ps.	(87,872)	Ps.	66,451

Other Financial Instruments

During the normal course of operations the Company maintains net liability positions in foreign currency (US dollars) which are originated by its operations’ short and long-term liabilities. During 2008, the Company entered into hedging derivative financial instruments that were expected to mitigate the risk associated with the exchange loss in the acquisition of foreign currencies. However, due to the recent volatility in the exchange rate between the Mexican Peso and US dollar, the Company decided to cancel and or otherwise restructure all its hedging derivative financial instruments. The Company had an impact in its statement of income of approximately Ps. 404,601. The Company did not have these financial instruments during 2009 and 2010; therefore it did not have any impact in its statements of income for those years.

The net valuation effects of financial instruments for the years ended December 31, 2010, 2009 and 2008, were Ps. 33,094, Ps. 66,451 and Ps. 313,962, respectively.

13. Leases

a) Capital leases

As of December 31, 2010 there are contracts of capital leases of machinery and equipment for a 5 year period. The capital leases as of December 31, 2010 and 2009 are shown as follows:

2010	2009
Financial leases provided by Bancomer, S.A. in June 2007, with maturity in January 2013 and an interest rate at TIIE plus 0.80%.	Ps.	149,540	Ps.	221,550
Financial leases provided by Bancomer, S.A. in September 2008, with maturity in October 2013 and interest rate at TIIE plus 0.80%.	34,713	44,524
Financial leases provided by Bancomer, S.A. in December 2008, with maturity in January 2014 and interest rate at TIIE plus 3.50%.	39,141	48,565
Financial leases provided by Bancomer, S.A. in March 2009, with maturity in April 2014 and interest rate at TIIE plus 3.50%.	15,928	19,481
Leases provided by Leasing Operations de México, S. de R.L. de C.V. in April, May and August 2010, with maturities in April, May and October 2013 at an discounted interest rate of 13.39%.	100,578	—
Financial leases provided by GE Financial Mexico, S.A. de C.V. in September 2010, with maturity in October 2013 and interest rate of 12.98%.	554	—
Financial leases provided by Banco Itau, S.A. (Brazilian financial institution) from May through October 2009 and from May through September 2010 with maturities from May through November 2013 at an average interest rate of 20.69%.	11,934	8,534
Financial leases provided by Banco Bradesco, S.A. (Brazilian financial institution) in November and December 2009 as well as in November 2010 with maturities from November and December 2012 through December 2013 at an average interest rate of 15.91%.	48,088	18,751
Financial leases provided by Banco Consorcio, S.A. (Brazilian financial institution) from July through December 2010 with maturities from January 2014 through November 2016 at an average interest rate of 23.91%.	1,373	—
Interest payable	3,185	1,711
Total capital leases	405,034	363,116
Current portion of long-term capitalized leases	(169,604)	(108,437)
Total long-term capital leases	Ps.	235,430	Ps.	254,679

Minimum compulsory payments relating to these contracts as of December 31, 2010, including interest payable monthly, are as follows:

Year	Total
2011	Ps.	169,604
2012	160,686
2013	71,239
2014	3,402
2015 and thereafter	103
Total	Ps.	405,034

Covenants

The most significant financial covenants of the leases require the Company and its subsidiaries to maintain (based on MFRS financial information):

•                 A liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0;

•                 A financing ratio of total liabilities (excluding deferred income taxes) to equity (excluding deferred income taxes) no greater than 1.70 to 1.0;

•                 A relation of operational income to net comprehensive financing cost at a minimum level of 2.0;

As of December 31, 2010 and 2009, the Company was in compliance with these financial covenants.

b) Operating leases

As of December 31, 2010 the Company had entered into agreements for the operating lease of machinery and equipment for a period of 5 to 6 years. The minimum compulsory payments relating to these agreements are as follows:

Year	2010
2011	Ps.	67,977
2012	49,873
2013	30,204
2014	10,796
2015	8,672
Total	Ps.	167,522

Operating leases expensed for the years ended December 31, 2010, 2009 and 2008 amounted to Ps. 64,982, Ps. 50,426 and Ps. 52,833, respectively.

14. Employee benefits obligations

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

During 2010 the Company reduced its employee benefits obligations by canceling the non-statutory indemnity benefit contained   its retirement plan. This curtailment resulting in a reduction of the net period pension cost during the year ended December 31, 2010.The benefit obligation that remains recorded as of December 31 2010 corresponds to the legal indemnity benefit due to termination or severance as well as seniority premiums.

As of December 31, 2009 and 2008 and for the years ended 2010, 2009 and 2008, the present values of these obligations and the rates used for the calculations are as follows:

	For the year ended December 31, 2010
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	22,949	Ps.	1,875	Ps.	24,824
Financial cost	10,964		562		11,526
Transition liability	4,512		139		4,651
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial losses	48,328		2,674		51,002
Settlement effect / Curtailment	(86,507)		(1,802)		(88,309)
Net period cost	Ps.	6,587	Ps.	3,604	Ps.	10,191

	For the year ended December 31, 2009
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	23,428	Ps.	1,932	Ps.	25,360
Financial cost	10,605		478		11,083
Transition liability	3,643		140		3,783
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial gains	(3,437)		(825)		(4,262)
Net period cost	Ps.	40,580	Ps.	1,881	Ps.	42,261

	For the year ended December 31, 2008
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	14,002	Ps.	1,748	Ps.	15,750
Financial cost	9,084		309		9,393
Transition liability	3,643		139		3,782
Amortization of prior services and changes to the plan	9,144		306		9,450
Actuarial losses (gains)	78,392		(367)		78,025
Net period cost	Ps.	114,265	Ps.	2,135	Ps.	116,400

	Balances as of December 31, 2010
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	87,002	Ps.	8,122	Ps.	95,124
Transition liability	(2,108)		(211)		(2,319)
Prior services and changes to the plan	(1,976)		(350)		(2,326)
Non-recognized actuarial gain	—		(1)		(1)
Net projected liability	Ps.	82,918	Ps.	7,560	Ps.	90,478

	Balances as of December 31, 2009
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	116,356	Ps.	5,273	Ps.	121,629
Transition liability	(10,930)		(418)		(11,348)
Prior services and changes to the plan	(17,900)		(594)		(18,494)
Non-recognized actuarial gain	6,286		114		6,400
Net projected liability	Ps.	93,812	Ps.	4,375	Ps.	98,187

The changes in the balance of labor obligations for the years ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31, 2010
	Severance pay		Seniority premium		Total
Initial balance	Ps.	93,812	Ps.	4,375	Ps.	98,187
Labor cost	22,949		1,875		24,824
Financial cost	10,964		562		11,526
Transition liability	4,512		139		4,651
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial losses	48,328		2,674		51,002
Settlement effect / Curtailment	(86,507)		(1,802)		(88,309)
Benefits paid	(17,481)		(419)		(17,900)
Ending balance	Ps.	82,918	Ps.	7,560	Ps.	90,478

	For the year ended December 31, 2009
	Severance pay		Seniority premium		Total
Initial balance	Ps.	82,184	Ps.	2,966	Ps.	85,150
Labor cost	23,428		1,932		25,360
Financial cost	10,605		478		11,083
Transition liability	3,643		140		3,783
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial gains	(3,437)		(825)		(4,262)
Benefits paid	(28,952)		(472)		(29,424)
Ending balance	Ps.	93,812	Ps.	4,375	Ps.	98,187

The following is an analysis at December 31 of the Company’s liabilities that make up its labor obligations related to seniority premiums and employee termination payments for reasons other than corporate restructuring:

	Seniority premium						Severance pay
	Defined		Plan		Pending		Defined		Plan		Pending
	benefit		situation		amortized		benefit		situation		amortized
Year	obligations		deficit		Items		obligations		deficit		Items
2010	Ps.	8,122	Ps.	8,122	Ps.	562	Ps.	87,002	Ps.	87,002	Ps.	4,084
2009	5,273		5,273		1,176		116,356		116,356		35,367
2008	4,122		4,122		1,156		112,617		112,617		30,443
2007	5,125		5,125		1,452		111,052		111,052		35,376
2006	2,685		2,685		1,305		55,469		55,469		39,967

Beginning in 2008, the transition liability is being amortized over a five-year period.

The rates used in the actuarial analysis are as follow:

	2010	2009	2008
Discounts of labor obligations	7.98%	8.50%	8.50%
Salary increases	4.79%	4.50%	4.50%
Inflation rates	3.75%	3.50%	3.50%

At December 31, 2010, the Company has recognized accrued liabilities on trade accounts payable, as of other creditors, for the short-term direct benefits on vacation and vacation premium for Ps. 33,149 and Ps. 4,566, respectively.

15. Trade accounts payable

	2010		2009 As restated
Suppliers	Ps.	2,164,013	Ps.	1,618,256
Revolving credit lines *	867,924		220,853
Other creditors	378,642		360,972
Total accounts payable	Ps.	3,410,579	Ps.	2,200,081

* The Company established a trust that allows its suppliers and land suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera S.N.C. (“Nafinsa”). In relation to this program, the Company established a trust fund called Fideicomiso AAA-Homex with “Nafinsa”, which granted a line of credit for Ps.1,000,000 with a guarantee fund of Ps. 127,530 and Ps. 122,809, respectively (investment account), as of December 31, 2010 and 2009. Under this program, the AAA-Homex trust can make use of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company. As of December 31, 2010 and 2009, this factoring program encompassed approximately 4,542 and 4,270 suppliers and land suppliers, respectively, where the financing resources are covered by the suppliers themselves.

16. Land suppliers

	2010		2009
Short-term	Ps.	646,070	Ps.	548,586
Short-term revolving credit line *	132,071		789,640
Total short-term	Ps.	778,141	Ps.	1,338,226

Long-term land suppliers	Ps.	41,441	Ps.	74,659

* See Note 15 above.

Land suppliers represent the outstanding balance payable to the Company’s suppliers of land currently in use or estimated to be developed. Long-term land suppliers represent payables with maturities of over twelve months.

17. Equity

a) Common stock issued at par value (historical Pesos) as of December 31, 2010 and 2009 is as follows:

	Number of Shares		Amount
	2010	2009	2010		2009
Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b) Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserve as of December 31, 2010 and 2009 amounted Ps. 105,602 and is included as part of the retained earnings.

c) The balances of the equity tax account as of December 31, 2010 and 2009 are:

	2010		2009
Contributed capital account	Ps.	4,287,837	Ps.	4,107,124

Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to income tax payable by the companies at the rate in force. At December 31, 2010 the Company’s CUFIN balance is Ps. 835,767.

d) As of December 31, 2010 and 2009, the Company has a stock option plan that consists of 945,741 and 1,072,432 approved stock options of the Company, respectively.

A total of 978,298 stock options were initially granted to the key executives. During 2007 these grants were made at an exercise price of 98.08 Mexican pesos, which was in excess of the shares’ underlying fair value at the grant date. During 2008, a total of 29,929 options were exercised, and 335,853 options were cancelled upon separation of the related employees. In addition, during 2009 the Company increased the number of shares available in the stock option plan by 73,232 and granted 321,549 options at an exercise price of 43.54 Mexican pesos. During 2010 the Company did not increase any of the shares underlying its stock options plan, nor did it grant any new options. However a total of 126,691 stock options were exercised in 2010. Also during 2010, 612,516 options were forfeited as the right for them to be exercised concluded.

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

The following information is an analysis of stock option activity during the years:

	Options available for grant	Stock options outstanding	Average exercise price
Balance at January 1, 2007	—	—	—
Stocks repurchased for future grant	999,200	—	Ps.	99.42
Stock options granted	(978,298)	978,298	98.08
Balance at December 31, 2007	20,902	978,298	98.08
Stock options forfeited	335,853	(335,853)	98.08
Stock options exercised	29,929	(29,929)	98.08
Balance at December 31, 2008	386,684	612,516	98.08
Shares repurchased for future option grants	73,232	—	46.69
Stock options granted	(321,549)	321,549	43.54
Balance at December 31, 2009	138,367	934,065	79.30
Stock options exercised	—	(126,691)	43.54
Stock options forfeited	612,516	(612,516)	98.08
Balance at December 31, 2010	750,883	194,858	Ps.	43.54

The weighted average exercise price of stock options outstanding as of December 31, 2010 is as follows:

	Number of options	Exercise price
Granted in 2009	194,858	Ps.	43.54

The average fair value of all the stock options outstanding was 39.30, 15.63 and 6.02 Mexican pesos per stock option, during the years ended December 31, 2010, 2009 and 2008, respectively.

During the year ended December 31, 2010, 126,691 of the stock options granted in 2009 were exercised at an exercise price of Ps. 43.54, resulting in an increase of Ps. 5,516 in the equity.

Key assumptions used to calculate the fair value for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected stock price volatility	29.56%	59.56%	72.21%
Risk-free interest rate	4.21%	5.54%	7.72%
Expected life of options in years	2 years	3 years	2.5 years
Model used	Black Scholes Merton	Black Scholes Merton	Black Scholes Merton

Total compensation cost related to vested stock option awards not recognized was Ps. 4,212 at December 31, 2010. Compensation cost related to vested stock option awards totaled Ps. 10,638 at December 31, 2009. Total compensation cost related to vested stock option awards not recognized was Ps. 3,687 at December 31, 2008.

e) On March 10, 2008, the Board of Directors authorized the Company to repurchase up to $250 million in treasury stock through market transaction. The Company did not repurchased treasury shares during 2010. During the year ended December 31, 2009, the Company repurchased 49,500 treasury shares for Ps. 1,398.

f) As of December 31, 2010 and 2009, 800,383 and 187,867 shares remain in treasury, respectively. As of December 31, 2008, 999,200 shares legally remain in treasury.

18. Foreign currency balances and transactions

a) As of December 31, 2010 and 2009, the foreign currency monetary position is as follows:

	2010				2009
	Thousands of U.S. dollars:		Thousands of Brazilian reals:		Thousands of U.S. dollars:		Thousands of Brazilian reals:
Monetary assets	US$	246	BR$	11,477	US$	6,046	BR$	10,444
Monetary liabilities	(508,901)		(222,177)		(563,074)		(69,880)
Monetary liability position, net	US$	(508,655)	BR$	(210,700)	US$	(557,028)	BR$	(59,436)
Equivalent in Mexican pesos	Ps.	(6,298,014)	Ps.	(1,566,892)	Ps.	(7,265,706)	Ps.	(446,858)

b) The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	(In Mexican pesos)
	December 31, 2010	December 31, 2009	June 29, 2011
U.S. dollar	12.3817	13.0437	11.8389
Egyptian pound	2.1182	2.3921	2.0136
Brazilian real	7.4366	7.5183	7.5373
Indian rupee	0.2714	0.2788	0.2612

19. Transactions and balances with related parties

a) For the years ended December 31, 2010 and 2009, there are no balances from/to related parties.

b) Compensation paid to the Company’s key managerial personnel or relevant directors is as follows:

	2010		2009		2008

Short and long-term direct benefits	Ps.	196,788	Ps.	201,058	Ps.	191,148
Termination benefits	2,422		6,508		35,276
Stock option compensation expense recorded	—		10,638		616
	Ps.	199,210	Ps.	218,204	Ps.	227,040

During 2007 and 2009, certain stock option benefits were granted to key employees as disclosed in Note 17d.

There were no post retirement benefits payments during the years presented herein.

20. Segment reporting

The Company generates separate reports by affordable entry-level, middle-income and other. The following segment reporting information is presented according to the information used by management for decision-making purposes. The Company segregates the financial information by segments, (affordable entry-level, middle-income and other) considering the operational and organizational structure of the business despite its geographical localization (which was established by house models as explained in the next paragraph), according to the provisions of Bulletin B-5 Segment reporting.

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

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2010, 2009 and 2008, affordable entry-level homes had an average price of approximately Ps. 338, Ps. 326 and Ps. 297, respectively. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2010, 2009 and 2008, middle income homes had an average price of approximately Ps. 1,086, Ps. 978 and Ps. 958, respectively. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.

Other includes revenues from construction services to government, sales and services to third parties and the tourism housing division.

The following table shows the operating results by each segment identified as of December 31, 2010, 2009 and 2008:

Year ending December 31, 2010	Entry-level		Middle-income		Other		Consolidated
Revenues	Ps.	13,288,656	Ps.	5,176,573	Ps.	1,187,080	Ps.	19,652,309
Income from operations	1,990,999		775,590		177,857		2,944,446
Depreciation and amortization	314,843		122,646		28,125		465,614

Year ending December 31, 2009	Entry-level as restated		Middle-income as restated		Other		Consolidated
Revenues	Ps.	13,791,983	Ps.	3,406,806	Ps.	277,700	Ps.	17,476,489
Income from operations	2,145,742		530,027		43,204		2,718,973
Depreciation and amortization	381,494		94,234		7,681		483,409

Year ending December 31, 2008	Entry-level as restated		Middle-income as restated		Other		Consolidated
Revenues	Ps.	11,291,405	Ps.	3,424,362	Ps.	10,061	Ps.	14,725,828
Income from operations	1,584,232		480,453		1,412		2,066,097
Depreciation and amortization	325,896		98,835		290		425,021

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

The Company has domestic operations in Mexico and international operations in Brazil and India. Mexican operating segments are disclosed above. India assets and operations are immaterial as of December 31, 2010. The Company´s operations in Brazil started in 2010. Brazil revenues are disclosed in Note 1, its pre-tax loss from operations is disclosed in Note 24 and, it had approximately Ps. 427,466 in current assets and Ps. 514,046 in long lived assets as of December 31, 2010.

The Company does not segregate its total assets by operating segment.

21. Operating expenses

	2010		2009 as restated		2008 as restated
Administrative	Ps.	1,567,707	Ps.	1,332,178	Ps.	1,259,870
Selling	1,367,145		1,048,448		952,478
Amortization expense of BETA trademark	45,527		91,054		91,054
	Ps.	2,980,379	Ps.	2,471,680	Ps.	2,303,402

The table below shows the most significant operating expenses:

	2010		2009		2008
Salaries and other benefits	Ps.	874,212	Ps.	711,366	Ps.	614,560
Office expenses	103,281		88,271		99,411
Advertising	90,944		72,044		203,211

22. Other (expenses) income

	2010		2009		2008
Brazilian settlement (1)	Ps.	—	Ps.	—	Ps.	(48,536)
Tax surcharges	(136,193)		(44,155)		(30,312)
Current profit-sharing	—		—		(67,707)
Deferred profit-sharing	—		—		(3,061)
Other (expense) income, net	(6,572)		49,475		9,378
	Ps.	(142,765)	Ps.	5,320	Ps.	(140,238)

(1)                        See Note 25.

23. Interest expense

	2010		2009 as restated		2008 as restated
Interest expense related to senior guaranteed notes (1)	Ps.	—	Ps.	—	Ps.	—
Other interest expense	173,610		162,069		127,526
Commissions and financing costs (2) (3)	166,505		163,641		59,695
	Ps.	340,115	Ps.	325,710	Ps.	187,221

(1)     As of December 31, 2010, 2009 and 2008 the interest expense related to senior guaranteed notes was Ps. 681,871, Ps. 288,156 and Ps. 269,052, respectively; however due to the MFRS D-6 application, these amounts were fully capitalized during the three years (see Note 7).

(2) Includes the commissions paid by the Company to INFONAVIT and Registro Único de Vivienda (RUV), when obtaining approval of individual financing for its customers. The commissions facilitate the home sales and cash inflows recovery, so the Company considers these commissions as part of the financing costs. The amounts expensed in 2010, 2009 and 2008 were Ps. 77,651, Ps. 66,131 (as restated) and Ps. 56,318 (restated), respectively.

(3) Due to anticipated payments made by the Company of short-term lines of credit during December 2010 and 2009 (see Note 11), the Company amortized Ps. 12,888 and Ps. 45,873, respectively, related to debt issuance costs previously capitalized in other assets.

24. Income tax, asset tax and Flat Rate Business Tax (IETU)

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and Flat Rate Business Tax (“IETU”) and files its tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements. The ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on  restated  asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position.

The Company files ISR and IETU tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements.

On December 7, 2009 a tax reform bill was approved and published, which reformed, amended and annulled certain tax dispositions that were effective on January 1, 2010.

This tax reform bill enacted an ISR rate increase that is to be effective as follows:

a) for years 2010 to 2012, 30%;

b) for year 2013, 29%; and

c) for year 2014 and future years, 28%

In addition, certain changes to the consolidation regime are effective. However, the Company is not subject to such regime.

The IETU of the period is calculated applying the rate of 17.5% (16.5% for 2008, 17% for 2009 and 17.5% for 2010) based on income determined by cash flows less authorized credits.

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

a) As of December 31, 2010, 2009 and 2008 the ISR consist of the following:

	2010		2009 as restated		2008 as restated
ISR:
Current	Ps.	557,395	Ps.	279,974	Ps.	141,569
Deferred	349,602		714,415		314,687
	Ps.	906,997	Ps.	994,389	Ps.	456,256

To determine deferred ISR as of December 31, 2010 and 2009, the Company applied the different tax rates that were in effect beginning in 2010, to temporary differences according to their estimated dates of reversal.

The operations in Brazil generated loss before taxes of Ps. 711,389 and taxes of Ps. 28,016 and they were computed and paid under Brazilian Tax regulations.

b) The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before the ISR is:

	2010	2009	2008
	%	%	%
Statutory rate:	30	28	28
Add effect of permanent differences mainly:
Nondeductible expenses	6	3	1
Difference between book and tax inflation effects	(6)	5	2
Tax losses allowance from Brazil operations	6
Effect of change in statutory rate on deferred ISR *	—	3	—
Effective tax rate	36	39	31

* The effect of change in the statutory rate on deferred ISR represented an additional charge in the consolidated statement of income for 2009 of Ps. 78,624.

c) At December 31, 2010 and 2009 the main items comprising the asset (liability) balance of deferred ISR are:

	2010		2009 as restated
Deferred ISR:
Effect of tax loss carryforwards	Ps.	930,107	Ps.	617,150
Other creditors	462,420		423,148
Allowance for doubtful accounts	22,830		31,485
Labor obligations	26,143		23,565
Asset tax recoverable	11,311		10,873
PTU liability incurred	462		5,087
Derivative financial instruments	107,346		32,032
Unbilled revenues on developments in progress	(133,680)		(59,627)
Construction-in-process, inventories and taxable inventory (1)	(4,386,163)		(3,772,069)
Property and equipment	(10,143)		(68,429)
Other assets	(20,880)		(134,269)
Prepaid expenses	(3,447)		(2,808)
Deferred ISR liability	(2,993,694)		(2,893,862)
Valuation allowance (see paragraph f below)	(604,139)		(421,843)
Total deferred liability, net	Ps.	(3,597,833)	Ps.	(3,315,705)

Asset	Ps.	779,268	Ps.	643,640
Liability	(4,377,101)		(3,959,345)
	Ps.	(3,597,833)	Ps.	(3,315,705)

(1)   In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and inventory purchases and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to include the December 31, 2004 inventory balance into taxable revenue. However, as result of the interpretation of the transition rules established by the MITLA, the Company did not include its inventory balance at December 31, 2004. Consequently, the Company recorded a taxable inventory as a deferred tax liability of Ps. 187,425 and Ps. 156,555 as of December 31, 2010 and 2009, respectively. This taxable inventory relates to the inventory item and tax law change described above as it is the source of income on which the Company did not pay taxes.

d) As of December 31, 2010 the tax loss carryforward expiring in the following ten years amounted to Ps. 3,099,644.

i.                  The asset tax, used to be a minimum income tax, was payable based on 1.25% of the average value of most assets net of certain liabilities. The balances as of December 31, 2010 and 2009 of the asset tax were Ps. 11,311 and Ps. 10,873, respectively.

ii.               The loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered, subject to certain conditions. The amounts as of December 31, 2010 and expiration dates are:

	Tax Loss		Recoverable
Year of Expiration	Carry-forwards		IMPAC
2012	Ps.	—	Ps.	377
2013	—		1,328
2014	—		2,216
2015	—		1,685
2016	49,249		1,550
2017	—		4,155
2018	692,063		—
2019	1,061,281		—
2020	1,297,051		—
	Ps.	3,099,644	Ps.	11,311

Additionally for its Brazilian operations the Company has accumulated tax loss carry forward that at December 31, 2010 amount Ps. 141,374. Due to the uncertainty to recover these tax losses, an allowance for the total amount was recognized as of December 31, 2010.

e) The Federal tax authority has the right to perform reviews of the taxes paid by Mexican companies for a period of five years; therefore tax years beginning with 2005 are subject to possible review.

f) The Company has taken certain positions in its annual tax returns which are classified as uncertain tax positions for financial reporting purposes.  Specifically, uncertain tax positions currently outstanding relate to the Company’s interpretation of the MITLA related to the inclusion of certain debts in the calculation of the inflation adjustment, and the deduction of land by real estate developers.  As of December 31, 2009, uncertain tax positions result in Ps. 421,843 in deferred tax assets which have been provided for through a full valuation allowance, and an additional current liability in the amount of Ps. 248,781. As of December 31, 2010, uncertain tax positions result in Ps. 604,139 in deferred tax assets which have been provided for through a full valuation allowance, and an additional current liability in the amount of Ps. 775,946.

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

Insurance coverage expensed for the years ended December 31, 2010, 2009 and 2008 amounted to Ps. 3,584, Ps. 3,226 and 2,904, respectively.

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

In November 2008, the Company reached an agreement (“Brazilian settlement”) to end the Quota holders’ Agreement entered into with E.O.M in July 2007, and terminate all litigation that had been taking place in the previous months. The settlement of the dispute included the purchase of the 33%  interest of members of the Khafif family in Homex Brasil, through E.O.M., for 8,352,941 Brazilian Reals, equivalent to approximate Ps. 48,536, which has been paid out as of December 31, 2010. The Company has treated the 2008 step acquisition of this non-controlling interest as a transaction between entities under common control, as is appropriate under MFRS. Because E.O.M. had negligible identifiable tangible or intangible assets as of the date of the transaction, the Company has recognized the entire amount of this transaction as a settlement expense (other expense) in the statement of income for 2008 (See Note 22).

The Company now operates in Brazil through its 100% subsidiary.

Commitment

At December 15, 2010 the Company through its subsidiary Homex India Private Limited, celebrated an investment agreement with Kotak Real Estate Fund - I, for which, in case of achieving certain conditions, that are obtaining all the permits, licenses and necessary authorizations for the construction of a development in the city of Chennai, India, the Company will acquire all equity shares of KS Realty Constructions Private Limited (KS Realty), company that owns the land on which the project will be developed.

KS Realty has liabilities and other credits or debt for approximately 1,600 million rupees (US 36 million) that the Company shall pay in five installments, the first one in the closing date (for 50 million rupees) and the following four in six, fourteen, twenty and thirty six months after the closing date for 388 million rupees each.

At the date of the financial statements, the Company is still waiting on the conditions to be achieved in order to acquire all equity shares of KS Realty.

Other Contingencies

The Company is party to various legal disputes as a result of the normal course of construction business.  The Company is of the opinion that the ultimate outcome of such matters will not have a material adverse impact on the Company’s consolidated financial statements.

26. Subsequent events

In November 12, 2010, the Company entered into a master agreement of cooperation with the Omar Kassem Alesayi Group from the Saudi Arabia Kingdom on which both parties agreed to join efforts in order to develop projects of entry-level homes during 2011 and onward. The first project will be developed in Al Qara in the city of Jeddah, with a total of 1,450 units under a co-development agreement with Aqarat Real Estate Development Company.

The Company will invest 55% of 10 million riyals (approximately US$ 2.7 million) in the joint venture.

At the date of the financial statements, the Company is still in the process of creating the entity for the joint venture and obtain the corresponding governmental authorization.

On April 27, 2011, the Company through one of its subsidiaries, entered into a short-term Credit Agreement with Credit Suisse AG, in an aggregate principal amount of US$150 million dollars due April 27, 2012, bearing a variable rate of LIBOR plus 3.50%. Upon the execution of this agreement and the proper documentation, the Company will enter into an Interest-Only Swap that will effectively convert floating amounts into peso denominated rate of approximately TIIE minus 0.825%. The use of proceeds is to repay or refinance indebtedness of the parent Company and/or its subsidiaries.

During the first quarter of the year, the Company paid and renewed some of its revolving credit lines. In addition the Company entered into two new revolving credit lines for working capital needs, one for Ps. 200,000 with Grupo Financiero Inbursa, S.A. and the other one for Ps. 200,000 with Banco Mercantil del Norte, S.A.

On May 26, 2011, the Company through its Brazilian subsidiary MCA Incorporacoes, S.A. celebrated a simple and guaranteed debentures issuance, through the issuance of 1,279 debentures for which it received R$ 127,300,000 (approximately Ps. 946.68 million or US$76.46 million). This amount was used to refinance liabilities for the Brazilian operations and is due on April 11, 2016.

27. New accounting principles

During 2009 and 2010, the following new accounting standards were issued under MFRS. All of these standards were adopted by the Company on January 1, 2011, except for the adoption of IFRS, which will be adopted on January 1, 2012. At the date of the financial statements, the Company is evaluating the effect of the observance that these new accounting standards will have on the Company’s consolidated results of operations and financial position; as well as disclosures to the consolidated financial statements.

Effective in 2011:

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

MFRS C-4, Inventories

In November 2010, the CINIF issued MFRS C-4, which will be effective for fiscal years beginning on or after January 1, 2011 and will replace Mexican accounting Bulletin C-4, Inventories. Any accounting changes resulting from the adoption of this standard related to changes in the formula for assigning inventory costs are to be recognized retrospectively. Changes in valuation methods must be recognized prospectively.

The principal difference between Mexican accounting Bulletin C-4 and MFRS C-4 is that the new standard does not allow using direct costs as the inventory valuation method nor does it allow using the LIFO cost method as the formulas (former method) for the assignment of unit cost to the inventories. MFRS C-4 establishes that inventories must be valued at the lower of either acquisition cost or net realizable value. Such standard also establishes that advances to suppliers for the acquisition of merchandise must be classified as inventories provided the risks and benefits are transferred to the Company. Lastly, MFRS C-4 includes guidelines for the valuation of the inventories of service suppliers.

At the date of issuance of the consolidated financial statements, the Company is in the process of determining the effects of the adoption of this new standard on its financial information.

MFRS C-5, Prepaid Expenses

In November 2010, the CINIF issued MFRS C-5, which will be effective for fiscal years beginning on or after January 1, 2011. MFRS C-5 will replace Mexican accounting Bulletin C-5. Any accounting changes resulting from the adoption of this standard must be recognized retrospectively.

This standard establishes that the main characteristic of a prepaid expense is that it does not result in the transfer to the entity of the benefits and risks inherent to the goods or services to be received. Consequently, prepaid expenses must be recognized in the balance sheet as either current or non-current assets, depending on the item classification in the statement of financial position. Moreover, MFRS C-5 establishes that prepaid expenses made for good or services whose inherent benefits and risks have already been transferred to the entity must be carried to the appropriate caption.

At the date of issuance of the financial statements, the Company is in the process of determining the effects of the adoption of this new standard on its consolidated financial information.

MFRS C-6, Property, Plant and Equipment

MFRS C-6 was issued by the CINIF in December 2010 to replace Mexican accounting Bulletin C-6, Property, Machinery and Equipment, and will be effective for fiscal years beginning on or after January 1, 2011, except for the changes related to the segregation of property, plant and equipment into separate components for those assets with different useful lives. For entities that have not performed this component segregation, the provisions of this new standard will be effective as of January 1, 2012.

Unlike Mexican accounting Bulletin C-6, the scope of this standard includes the accounting treatment for assets to develop or maintain biological assets and assets related to the mining industry. Among other points, it establishes that for acquisitions of free-of-charge assets, the cost of the assets must be null, thus eliminating the option of performing appraisals. In the case of asset exchanges, MFRS C-6 requires entities to determine the commercial substance of the transaction. The depreciation of these assets must be applied against the components of the assets, and the amount to be depreciated is the cost of acquisition less the asset’s residual value. Prepaid expenses for the acquisition of assets are to be recognized as a component of the asset as of the time the benefits and risks inherent to such assets are transferred. In the case of retirement of assets, income is recognized when the requirements for income recognition outlined under the standard have been met. MFRS C-6 also outlines specific disclosures for public entities.

The Company is in the process of evaluating the effects that the adoption of these new standards will have on its consolidated financial statements.

Effective in 2012:

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

The Company will begin to prepare and present its financial information under IFRS effective January 1, 2012.

28.    Summary of differences between Mexican Financial Reporting Standards (MFRS) and US GAAP

The consolidated financial statements of the Company are prepared in accordance with MFRS, which vary in certain significant respects from US GAAP. A reconciliation of the reported net income, equity and comprehensive income to US GAAP is presented in Note 29b and g.

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

Pursuant to MFRS, and the adoption of IMFRS 14, as of January 1, 2010, the Company uses what is often referred to as “completed contract method” of accounting for revenues and costs. The principal remaining difference between ASC 360.20 and IMFRS 14 relates to: (1) revenues from FOVI and INVI financial institutions, that are typically recognized for MFRS purposes before they are recognized for US GAAP purposes, since for US GAAP purposes they do not yet comply with one of the ASC conditions above, specifically that a significant down payment is received, that is typically more than 10%, and (2) the deferral and thus recognition on a cash basis for US GAAP of unsecured home-buyer receivables.

Approximately Ps. 246,846 and Ps. 198,755 of the Company’s revenues during the years ended December 31, 2010 and 2009, respectively, were derived from construction services performed pursuant to a formal contract with the Mexican Government, on Mexican Government owned land.  Such revenues have been accounted for US GAAP purposes under a percentage-of-completion method of accounting pursuant to ASC 605.35 (formerly SOP 81-1 — “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”), consistent with MFRS. For the year ended December 31, 2008, there were not construction services.

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

Below is a reconciliation of deferred tax balances between MFRS and USGAAP:

	2010		2009 (restated)
Deferred income tax liability according to MFRS, net	Ps.	3,597,833	Ps.	3,315,705
Effect of US GAAP adjustments:
Accounts receivable	(64,578)		(59,321)
Inventories	(56,797)		(82,960)
Financial instruments	(2,947)		—
Business acquisition (negative goodwill)	104,742		—
Other, net	60,793		35,109
Deferred income tax liability according to US GAAP, net	Ps.	3,639,046	Ps.	3,208,533

Deferred income tax balance sheet classification:

	2010				2009 (restated)
	Current		Non-current		Current		Non-current

Deferred tax assets	Ps.	427,921	Ps.	1,062,437	Ps.	470,287	Ps.	225,670
Deferred tax liability	(4,530,764)		(598,640)		(3,936,522)		32,032
Net deferred tax (liability) asset	Ps.	(4,102,843)	Ps.	463,797	Ps.	(3,466,235)	Ps.	257,702

At December 31, 2010 and 2009, the Company had Ps.463,797 and Ps. 257,702, respectively, of net long-term deferred tax assets. These amounts include net operating loss carryforwards as disclosed in Note 24. The Company believes that it is more likely than not those amounts will ultimately be recovered, primarily through the reversal of deferred tax liabilities. Accordingly, no valuation allowance has been provided under US GAAP for these amounts.

Bellow is the roll forward of the Company’s provision for uncertain tax positions:

Description	Beginning balance accrual		Tax provisions charged to expense		Potential tax surcharges charged to expense		Ending balance accrual

Provision for uncertain tax positions
2010	Ps.	248,781	Ps.	454,231	Ps.	72,934	Ps.	775,946
2009	102,969		132,828		12,984		248,781
2008	—		102,969		—		102,969

Please refer to the note 24 f)

c)                          Classification differences

Under MFRS the cash and restricted cash are shown on the same row as Cash and cash equivalents. Under USGAAP restricted cash is shown separately.

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

Under MFRS, interest expense from the factoring program sponsored by Nafinsa is included in the net comprehensive financing cost; US GAAP requires that such amounts be recorded as part of the cost of sales.

Under MFRS, profit- sharing costs are considered as an “other expense” For USGAAP purposes, employee statutory profit-sharing is classified as an operating expense.

Under MFRS, Ps. 48,536 of other expenses were reclassified to operating expenses for US GAAP purposes in 2008.

d)                          Inventory

Inventories under US GAAP are stated at cost. Inventories as of December 31, 2010 and 2009 are as follows:

	2010		2009 (restated)
Land:
Titled land	Ps.	9,727,606	Ps.	9,937,437
Contracted land	2,467,273		2,673,289
	12,194,879		12,610,726
Land held for future developments	(10,591,499)		(10,912,389)
Land	1,603,380		1,698,337

Other inventories:
Construction-in-process	14,943,516		10,089,257
Construction materials	576,499		512,355
Total other inventories	15,520,015		10,601,612
Total inventories	Ps.	17,123,395	Ps.	12,299,949

e)                              Goodwill and backlog

The amount of goodwill under US GAAP related to a 2006 acquisition is greater than that reported under MFRS, due to the difference in the revenue recognition methods between MFRS and US GAAP and the amount of backlog recorded under US GAAP differed from the reported under MFRS. This backlog has been fully amortized as of December 31, 2010, and thus the difference in equity is presented below essentially relates to differences in the carrying value of goodwill between MFRS and US GAAP.

Goodwill is not amortized.  However, it is subject to annual impairment tests as required by ASC 350.10 (formerly SFAS 142), and is adjusted for any impairment losses. Goodwill is allocated to the affordable entry-level segment.

f)                                Labor obligations

The Company has recorded liabilities for the seniority premium and termination indemnity (severance) liabilities for its Mexican subsidiaries with employees (Administradora Picsa, Desarrolladora de Casas del Noroeste and Altos Mandos de Negocios). For its MFRS consolidated financial statements, the Company applies MFRS D-3. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related plan obligations are described in Note 14.

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

	2010		2009
Unrecognized items:
Transition obligation	Ps.	457	Ps.	9,613
Prior service cost	170		9,522
Net actuarial loss (gain)	1,707		(17,634)
Unrecognized ítems	Ps.	2,334	Ps.	1,501

For purposes of determining the cost of pension plans, seniority premiums and severance indemnities under US GAAP, the Company uses a December 31 measurement date for its seniority premiums and severance indemnities.

	2010		2009
Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	121,639	Ps.	116,749
Net periodic cost	(9,440)		49,152
Benefits paid	(17,900)		(29,424)
Other comprehensive income	825		(14,838)
Unfunded status	Ps.	95,124	Ps.	121,639

Net periodic costs for 2010, 2009 and 2008 are summarized below:

	2010		2009		2008
Integration of Net Periodic Costs:
Labor cost	Ps.	24,823	Ps.	25,360	Ps.	15,750
Financial cost	11,527		11,083		9,393
Amortization of transition liability	2,507		1,639		1,639
Actuarial losses	47,921		9,902		78,518
Amortization of prior services adjustments	—		1,168		—
Curtailment	(96,218)		—		—
Net periodic costs	Ps.	(9,440)	Ps.	49,152	Ps.	105,300

g)                         Disclosure about fair value of financial instruments

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

When possible the Company uses quoted prices to determine fair value. Where quoted prices are not available, the fair value is internally derived based upon appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value presented herein is based on information available at December 31, 2010 and 2009. Although management is not aware of any factors that would be significantly affect the fair value amounts, such amounts have not been updated since those dates. Therefore the current estimates of fair value at dates after December 31, 2010 and 2009 could differ significantly from these amounts.

The fair value of total debt, excluding capital leases and interest payables, is estimated for variable rate debt whereby changes in interest rates generally do not impact the fair value of the debt instrument, and quoted market prices are used for senior guaranteed notes at December 31, 2010 and 2009. As of December 31, 2010 and 2009, the carrying value of total debt is Ps.12,807,660 and Ps. 10,005,640, respectively. The fair value is Ps. 13,441,705 at December 31, 2010 and Ps. 9,484,226 at December 31, 2009.

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

The Company determined the US GAAP fair value of its principal-only and interest-only swaps as of December 31, 2010 to be Ps. 494,054, resulting in a difference of Ps. 14,106 from the carrying value of Ps.508,160 shown in the December 31, 2010 MFRS balance sheet. Differences attributable to counterparty credit risk were immaterial during periods prior to 2009, and thus have not been reflected as reconciling items in those years.

h)                         Capitalization of net comprehensive financing cost

Under MFRS, the capitalization of net comprehensive financing cost (interest, foreign exchange gains and losses and monetary position gains and losses) incurred to finance investment projects is capitalized.

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

In practice, the primary difference between financing cost capitalization methods applied for US GAAP and for MFRS purposes relates to the capitalization of foreign currency exchange movements (both gains and losses) for MFRS purposes, while for US GAAP purposes only interest costs are capitalized.   As the amounts are capitalized to inventory and then ultimately released to cost of sales as the inventory is sold, resulting capitalized differences may at times ultimately impact the gross profit margin percentage comparisons between US GAAP and MFRS.

i)                            Business acquisition

Under MFRS, business acquisitions are recorded using the purchase method. If the net assets acquired at fair value are greater than the purchase price, the acquired assets are adjusted to their relative fair value purchase price in accordance to the order established in MFRS B-7, allocating the fair value adjustment to the non-monetary assets.

Under US GAAP, if net assets acquired at fair value are greater than the purchase price (“negative goodwill”), a gain from bargain purchase is recorded in the statement of income on the acquisition date.

j)                            Commitments and contingencies

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

For manufacturing defects, the Company does not recognize a warranty accrual in the accompanying consolidated financial statements since it obtains a security bond from our contractors to cover the claims related to their work. The Company withholds a guarantee deposit from them, which is reimbursed to the contractors once the warranty for manufacturing defects period expires. The Company believes that at December 31, 2010 and 2009, there were no unrecorded losses with respect to these warranties.

29.       Reconciliation of MFRS net income and equity to US GAAP net income and equity and the presentation of condensed financial statements in accordance with US GAAP.

As discussed in Note 3a, during 2010 the Company retrospectively adopted the provisions of IMFRS 14.   The reconciliation information presented below has been restated to include retrospectively adjusted MFRS financial information for all periods, and accordingly restated reconciliation items.   However, and except as disclosed in the next paragraph, the ending US GAAP financial information has not changed from amounts previously presented.

While preparing its 2010 consolidated financial statements and specifically its adoption of IMFRS 14, the Company undertook additional reconciliation control procedures that identified certain inflationary effects that were capitalized into US GAAP inventory balances during previous years, which were not subsequently relieved when the related US GAAP inventory was sold. This error resulted in an overstatement of US GAAP inventory balances and US GAAP equity balances for multiple accounting periods. The correction of this error had no impact on revenues or net income during any of the three year periods presented herein. The Company has retrospectively adjusted its US GAAP financial information included herein so as correct this error. The impact of this adjustment is as follows:

	January 1, 2009 as originally issued		Correction		January 1, 2009 as restated
US GAAP inventory	Ps.	12,678,921	Ps.	(638,275)	Ps.	12,040,646
US GAAP deferred income tax liability	Ps.	2,639,465	Ps.	178,753	Ps.	2,818,218
US GAAP equity	Ps.	9,493,561	Ps.	(459,522)	Ps.	9,034,039

a.                           Reconciliation of Consolidated Net Income for the Year

	2010		2009 (restated)		2008 (restated)
Consolidated net income according to MFRS as restated	Ps.	1,579,942	Ps.	1,581,393	Ps.	960,930

US GAAP adjustments:
Revenues (Note 28a)	14,981		181,205		167,589
Costs (Note 28a)	(11,626)		(112,666)		(156,691)
Labor obligations (Note 28f)	19,630		(6,692)		11,110
Capitalization of financing costs (Note 28h)	196,601		26,544		(518,542)
Deferral of unsecured homebuyers’ receivables (Note 28a)	(31,372)		(37,712)		(8,705)
Deferral of future involvement	(1,129)		(365)		3,529
Prepaid sales commissions	33,529		(16,640)		(22,303)
Fair value adjustment to financial instruments (Note 28g)	51,047		(72,286)		—
Gain (negative goodwill) on business acquisition (Note 28i)	374,078		—		—
Other items	—		—		29,667
Total US GAAP adjustments before tax effects	645,739		(38,612)		(494,346)
Tax effects on US GAAP adjustments	(180,065)		(42,775)		139,329
Total US GAAP adjustments	465,674		(81,387)		(355,017)

Net income according to US GAAP	Ps.	2,045,616	Ps.	1,500,006	Ps.	605,913

b.                           Reconciliation of Consolidated Equity

	2010		2009 (restated)		2008 (restated)
Consolidated equity according to MFRS	Ps.	12,320,511	Ps.	10,905,812	Ps.	9,448,641
US GAAP adjustments:
Revenues (Note 28a)	(71,085)		(86,066)		(267,271)
Costs (Note 28a)	54,817		66,443		179,109
Backlog (goodwill) (Note 28e)	(237,001)		(237,001)		(237,001)
Labor obligations (Note 28f)	(4,646)		(23,442)		(31,588)
Prepaid sales commissions	2,358		(31,171)		(14,531)
Deferral of unsecured homebuyers’ receivables of the year (Note 28a)	(140,700)		(109,328)		(71,616)
Deferral of future involvement	(3,420)		(2,291)		(1,926)
Acquisition of non controlling interest	79,438		79,438		79,438
Gain (negative goodwill) on business acquisition (Note 28i)	374,078		—		—
Fair value adjustment to financial instruments (Note 28g)	(21,239)		(72,286)		—
Capitalization of financing costs (Note 28h)	(128,910)		(325,511)		(352,055)
Goodwill, net (Note 28e)	86,754		86,754		86,754
Total US GAAP adjustments before tax effects	(9,556)		(654,461)		(630,687)
Tax effects on US GAAP adjustments	(6,744)		173,312		216,085
Total US GAAP adjustments	(16,300)		(481,149)		(414,602)

Equity according to US GAAP	Ps.	12,304,211	Ps.	10,424,663	Ps.	9,034,039

c.                           Reconciliation of Consolidated Comprehensive Income

	2010		2009 (restated)		2008 (restated)
Consolidated net income according to MFRS	Ps.	1,579,942	Ps.	1,581,393	Ps.	960,930

Comprehensive income adjustments	72,078		(42,400)		23,362

Labor obligations	(825)		14,838		28,570

Fair value adjustments for financial instruments hedges	(242,837)		(87,872)		—

Net US GAAP adjustments:
Net income	465,674		(81,387)		(355,017)

Comprehensive income according to US GAAP	Ps.	1,874,032	Ps.	1,384,572	Ps.	657,845

d.                           Condensed Consolidated Balance Sheets according to US GAAP

	2010		2009 (restated)
Assets
Current assets	Ps.	23,496,997	Ps.	17,751,648
Land for development	10,591,499		10,912,389
Property and equipment	1,376,650		1,110,582
Goodwill	650,344		650,344
Other assets	1,313,288		550,062

Total assets	Ps.	37,428,778	Ps.	30,975,025

Liabilities and equity
Current liabilities	Ps.	12,875,279	Ps.	10,625,255
Long-term liabilities	12,249,288		9,925,107
Equity	12,304,211		10,424,663

Total liabilities and equity	Ps.	37,428,778	Ps.	30,975,025

Inflationary accounting was discontinued in Mexico as of December 31, 2007. It came to management attention that for the 2006 and 2007 periods, certain inflation adjustments may have been miss applied. These adjustments were reflected on current assets, current liabilities, long-term liabilities and equity balances as of December 31, 2009.

e.                           Condensed Consolidated Statements of Operations according to US GAAP

	2010		2009 (restated)		2008 (restated)
Revenues	Ps.	19,628,540	Ps.	17,615,888	Ps.	14,884,701
Costs	13,754,383		12,658,080		10,398,464
Gross profit	5,874,157		4,957,808		4,486,237
Operating income	2,955,455		2,527,445		2,108,793
Income before income taxes	3,132,676		2,534,550		894,612
Income taxes	1,087,060		1,034,544		288,699
Consolidated net income according to US GAAP	Ps.	2,045,616	Ps.	1,500,006	Ps.	605,913
Less: income attributable to the non-controlling interests	68,179		(11,351)		38,131
Net income attributable to the controlling interests	Ps.	1,977,437	Ps.	1,511,357	Ps.	567,782
Consolidated net income according to US GAAP	Ps.	2,045,616	Ps.	1,500,006	Ps.	605,913
Other comprehensive income	(171,584)		(115,435)		51,932
Consolidated comprehensive income	1,874,032		1,384,571		657,845
Less: comprehensive income attributable to the non-controlling interest	68,179		(11,351)		38,131
Comprehensive income attributable to the controlling interest	Ps.	1,805,853	Ps.	1,395,922	Ps.	619,714
Weighted average shares outstanding (in thousands)	334,748		334,830		334,870
Earnings per share of controlling interest according to US GAAP (basic and diluted)	Ps.	5.91	Ps.	4.51	Ps.	1.70

f.                             Condensed statements of cash flows according to US GAAP

The following cash flow statements were prepared in accordance with ASC230 provided by operating, financing and investing activities, giving effect to the US GAAP adjustments, excluding the effect of inflation required by Bulletin B-10. The following information is presented in thousands of historical pesos and is not presented in pesos of constant purchasing power:

	2010		2009 (restated)		2008 (restated)
Operating activities:
Consolidated net income	Ps.	2,045,616	Ps.	1,500,006	Ps.	605,913
Non-cash items:
Depreciation	362,351		371,402		323,727
Deferred income tax and statutory profit-sharing	529,665		781,178		150,191
Share-based payment transactions	—		10,638		—
Amortization	45,527		91,054		91,054
Exchange (gain) loss	(170,830)		(184,346)		715,500
Change in valuation effects of derivative instruments	70,008		66,451		313,962
Changes in operating assets and liabilities	(5,120,579)		(2,965,678)		(5,975,681)
Net cash flows (used in) provided by operating activities	(2,238,242)		(329,295)		(3,775,334)

Investing activities:
Investments in:
Property and equipment	(347,950)		(95,465)		(575,379)
Acquisition of Loreto	(290,478)		—		—
Net cash flows used in investing activities	(638,428)		(95,465)		(575,379)

Financing activities:
Short-term (payments) borrowings, net	743,662		(1,672,256)		1,143,732
Proceeds from long-term borrowings	2,477,964		4,168,004		2,377,795
Repayments of long-term borrowings	(164,854)		(84,468)		(237,508)
Shares—based options exercised	5,516		—		—
Shares repurchased for employee stock option plan	—		(4,586)		—
Net cash flows provided by financing activities	3,062,288		2,406,694		3,284,019

Net increase (decrease) in cash and cash equivalents	185,618		1,981,934		(1,066,694)
Cash and cash equivalents at the beginning of the year	3,122,074		1,140,140		2,206,834
Cash and cash equivalents at the end of the year	Ps.	3,307,692	Ps.	3,122,074	Ps.	1,140,140

Supplemental cash flow information:
Interest paid	Ps.	1,265,649	Ps.	874,911	Ps.	665,807
Income tax paid	Ps.	33,658	Ps.	16,403	Ps.	123,351
Income tax recovered	Ps.	—	Ps.	59,675	Ps.	—
Non-cash financing activities:
Capital lease obligation incurred	Ps.	49,667	Ps.	47,035	Ps.	97,131

g.                          Consolidated Statements of Changes in Equity according to US GAAP

Common Stock	Additional paid-in capital	Treasury stock (Note 16)	Retained earnings (restated)	Other comprehensive income	Equity of non- controlling interest	Equity (restated)	Comprehensive income of the year
Balances as of December 31, 2007	Ps.	528,011	Ps.	3,280,222	Ps.	(99,342)	Ps.	4,640,215	Ps.	(44,839)	Ps.	71,927	Ps.	8,376,194	Ps.	1,772,469
Comprehensive income adjustment	23,362	23,362	23,362
Labor obligations	28,570	28,570	28,570
Net income	567,782	38,131	605,913	605,913
Balances as of December 31, 2008	528,011	3,280,222	(99,342)	5,207,997	7,093	110,058	9,034,039	657,845
Shares repurchased for stock option plan	(4,586)	(4,586)
Share-based compensation transactions	10,638	10,638
Changes in fair value of derivative instruments	(87,872)	(87,872)	(87,872)
Labor obligations	14,838	14,838	14,838
Net income	1,511,357	(42,400)	(11,351)	1,457,606	1,457,606
Balances as of December 31, 2009	528,011	3,290,860	(103,928)	6,719,354	(108,341)	98,707	10,424,663	1,384,572
Share based-payments exercised	5,516	5,516
Changes in fair value of derivative instruments	(220,982)	(220,982)	(220,982)
Ineffective financial instruments	(21,855)	(21,855)	(21,855)
Labor obligations	(825)	(825)	(825)
Net income	1,977,437	72,078	68,179	2,117,694	2,117,694
Balances as of December 31, 2010	Ps.	528,011	Ps.	3,290,860	Ps.	(98,412)	Ps.	8,696,791	Ps.	(279,925)	Ps.	166,886	Ps.	12,304,211	Ps.	1,874,032

30.  Additional US GAAP disclosure information

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

b) Recent accounting pronouncements

U.S. GAAP

The most relevant US GAAP standards that came into force in each of the three years ended December 31, 2010 are described below:

In 2010:

No significant US GAAP standards were initially adopted in 2010.

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

This new guidance is effective for fiscal years beginning after December 15, 2008. The Company’s US GAAP financial information included in Note 29 was previously retrospectively adjusted for all periods to reflect the adoption of ASC 810.10.

ASC 805.10 (formerly FAS 141 (R))

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“FAS 141 (R)”). FAS 141 (R) was a revision of FAS 141 and was codified as a component of ASC 805.10. This new guidance requires that costs incurred to effect the acquisition (i.e., acquisition-related cost) be recognized separately from the acquisition. In addition, restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. This new guidance requires the acquirer to recognize those costs separately from the business combination. This new guidance is effective for the Company in 2009, and did not have any impact on the Company’s consolidated financial statements, primarily as no acquisitions occurred during that year.

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

31.                               Valuation and qualifying accounts for the years ended December 31, 2010, 2009 and 2008

Description	Beginning balance accrual		Additions charged to income		Writte-off		Ending balance accrual

Allowance for doubtful accounts
2010	Ps.	57,279	Ps.	25,430	Ps.	(3,857)	Ps.	78,852
2009	48,184		26,968		(17,873)		57,279
2008	89,318		29,173		(70,307)		48,184

Allowance for doubtful accounts sundry debtors included within current assets
2010	Ps.	29,197	Ps.	—	Ps.	22,600	Ps.	6,597
2009	5,643		25,445		1,891		29,197
2008	—		29,098		23,455		5,643

32.                               Supplemental guarantor information

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

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	3,070	Ps.	3,236,515	Ps.	—	Ps.	3,239,585	Ps.	68,107	Ps.		Ps.	3,307,692
Restricted cash	—								127,530				127,530
Trade accounts receivable, net			1,891,681				1,891,681		1,077,855		(994,333)		1,975,203
Accounts receivable from affiliates	13,386,690		24,084,841		(27,500,024)		9,971,507		11,250,946		(21,222,453)
Inventories	19,644		16,023,429				16,043,073		1,229,363		(36,070)		17,236,366
Prepaid expenses and other current assets, net	14,613		252,535				267,148		363,727		2,775		633,650
Total current assets	13,424,017		45,489,001		(27,500,024)		31,412,994		14,117,528		(22,250,081)		23,280,441
Land held for future development			10,142,310				10,142,310		449,189				10,591,499
Property and equipment, net			532,863				532,863		469,709				1,002,572
Investment in shares	15,169,163		223,404		(15,123,761)		268,806		(1,085,395)		816,589
Other assets, net	160,057		23,327				183,384		77,405		(4,946)		255,843
Goodwill	731,861						731,861						731,861
Deferred income taxes	49,431		(49,431)								779,268		779,268
Total	Ps.	29,534,529	Ps.	56,361,474	Ps.	(42,623,785)	Ps.	43,272,218	Ps.	14,028,436	Ps.	(20,659,170)	Ps.	36,641,484

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	180,740	Ps.	824,967	Ps.	—	Ps.	1,005,707	Ps.	722,806	Ps.	—	Ps.	1,728,513
Current portion of leases			143,765				143,765		25,839				169,604
Trade accounts payable	16,838		2,938,721				2,955,559		1,455,006		(999,986)		3,410,579
Land suppliers			636,322				636,322		141,819				778,141
Advances from customers			327,049				327,049		297,595				624,644
Taxes other than income taxes	159,145		173,195				332,340		381,852		40,072		754,264
Due to related parties	8,492,240		29,138,914		(27,500,024)		10,131,130		11,087,280		(21,218,410)
Income taxes	8,396		31,946				40,342		32,757		(35,568)		37,531
Employee statutory profit-sharing			1,350				1,350		190				1,540
Provision for uncertain tax positions			756,235				756,235		19,711				775,946
Total current liabilities	8,857,359		34,972,464		(27,500,024)		16,329,799		14,164,855		(22,213,892)		8,280,762
Long-term debt	8,268,850		1,962.613				10,231,463		556,138				10,787,601
Long-term leases			199,875				199,875		35,555				235,430
Financial instruments	508,160						508,160						508,160
Long-term land suppliers			41,441				41,441						41,441
Employee benefit obligations			77,643		880		78,523		11,955				90,478
Deferred income taxes	(69,985)		3,656,828				3,586,843		11,576		778,682		4,377,101
Total liabilities	17,564,384		40,910,864		(27,499,144)		30,976,104		14,780,079		(21,435,210)		24,320,973
Stockholders’ equity:
Common stock	528,011		5,325,597		(5,325,597)		528,011		2,375,125		(2,375,125)		528,011
Additional paid-in capital	3,291,567				(706)		3,290,861		(16,145)		16,145		3,290,861
Shares repurchased for employee stock option plan, at cost	(98,412)						(98,412)						(98,412)
Retained earnings	8,332,386		10,060,364		(9,792,133)		8,600,617		(3,081,829)		3,139,063		8,657,851
Derivative instruments	(273,332)						(273,332)		(28,794)		(28,583)		(330,709)
Other stockholders’ equity accounts			64,649		(6,205)		58,444				24,540		82,984
Stockholders’ equity of controlling interest	11,780,220		15,450,610		(15,124,641)		12,106,189		(751,643)		776,040		12,130,586
Non-controlling interest in consolidated subsidiaries	189,925						189,925						189,925
Total stockholders’ equity	11,970,145		15,450,610		(15,124,641)		12,296,114		(751,643)		776,040		12,320,511
Total liabilities and stockholders’ equity	Ps.	29,534,529	Ps.	56,361,474	Ps.	(42,623,785)	Ps.	43,272,218	Ps.	14,028,436	Ps.	(20,659,170)	Ps.	36,641,484

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	1,568	Ps.	2,986,406	Ps.	—	Ps.	2,987,974	Ps.	134,100	Ps.		Ps.	3,122,074
Restricted cash	6,533						6,533		122,809				129,342
Trade accounts receivable, net			494,575				494,575		24,899				519,474
Accounts receivable from affiliates	7,716,083		15,831,862		(23,062,610)		485,335		4,130,235		(4,615,570)
Inventories	12,025		11,088,591				11,100,616		1,003,734				12,104,350
Prepaid expenses and other current assets, net	10,927		281,640		(64,555)		228,012		557,659		(15,036)		770,635
Total current assets	7,747,136		30,683,074		(23,127,165)		15,303,045		5,973,436		(4,630,606)		16,645,875
Land held for future development			11,581,115				11,581,115		184,082				11,765,197
Property and equipment, net			716,059				716,059		394,523				1,110,582
Investment in shares	14,290,769		217,471		(13,937,163)		571,077		176,400		(747,477)
Other assets, net	195,714		23,287				219,001		110,718		(5,326)		324,393
Goodwill	731,861						731,861						731,861
Deferred income taxes											643,640		643,640
Total	Ps.	22,965,480	Ps.	43,221,006	Ps.	(37,064,328)	Ps.	29,122,158	Ps.	6,839,159	Ps.	(4,739,769)	Ps.	31,221,548

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	85,588	Ps.	—	Ps.	—	Ps.	85,588	Ps.	185,007	Ps.	—	Ps.	270,595
Current portion of leases			99,858				99,858		8,579				108,437
Trade accounts payable	14,385		1,904,183				1,918,568		287,770		(6,257)		2,200,081
Land suppliers			1,333,526				1,333,526		4,700				1,338,226
Advances from customers			972,481				972,481		305,329				1,277,810
Taxes other than income taxes	153,242		286,858		(5,726)		434,374		328,433		(18,027)		744,780
Due to related parties	1,188,949		21,873,661		(23,062,610)				4,615,570		(4,615,570)
Income taxes	7,589		172,620		(58,829)		121,380		20,298		2,242		143,920
Employee statutory profit-sharing			16,799				16,799		190				16,989
Provision for uncertain tax positions			240,460				240,460		8,321				248,781
Total current liabilities	1,449,753		26,900,446		(23,127,165)		5,223,034		5,764,197		(4,637,612)		6,349,619
Long-term debt	8,571,425		888,738				9,460,163						9,460,163
Long-term leases			235,786				235,786		18,893				254,679
Financial instruments	119,084						119,084						119,084
Long-term land suppliers			14,368				14,368		60,291				74,659
Employee benefit obligations			41,636				41,636		43,450		13,101		98,187
Deferred income taxes	12,065		3,189,603				3,201,668		175,491		582,186		3,959,345
Total liabilities	10,152,327		31,270,577		(23,127,165)		18,295,739		6,062,322		(4,042,325)		20,315,736
Stockholders’ equity:
Common stock	528,011		4,288,789		(4,288,789)		528,011		995,558		(995,558)		528,011
Additional paid-in capital	3,278,123						3,278,123		(16,145)		18,245		3,280,223
Shares repurchased for employee stock option plan, at cost	(93,290)						(93,290)						(93,290)
Retained earnings	9,232,778		7,623,400		(9,648,374)		7,207,804		(80,185)		18,469		7,146,088
Derivative instruments	(132,469)						(132,469)				44,597		(87,872)
Other stockholders’ equity accounts			38,240				38,240		(9,145)		(18,189)		10,906
Stockholders’ equity of controlling interest	12,813,153		11,950,429		(13,937,163)		10,826,419		890,083		(932,436)		10,784,066
Non-controlling interest in consolidated subsidiaries									(113,246)		234,992		121,746
Total stockholders’ equity	12,813,153		11,950,429		(13,937,163)		10,826,419		776,837		(697,444)		10,905,812
Total liabilities and stockholders’ equity	Ps.	22,965,480	Ps.	43,221,006	Ps.	(37,064,328)	Ps.	29,122,158	Ps.	6,839,159	Ps.	(4,739,769)	Ps.	31,221,548

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.		Ps.	32,891,424	Ps.	(13,640,630)	Ps.	19,250,794	Ps.	2,831,898	Ps.	(2,430,383)	Ps.	19,652,309
Cost of sales			26,555,668		(13,280,553)		13,275,115		914,559		(462,190)		13,727,484
Gross profit			6,335,756		(360,077)		5,975,679		1,917,339		(1,968,193)		5,924,825
Operating expenses	108,602		2,956,833		(359,197)		2,706,238		2,206,249		(1,932,108)		2,980,379
Income from operations	(108,602)		3,378,923		(880)		3,269,441		(288,910)		(36,085)		2,944,446
Other (expense) income, net	(7,325)		(64,337)				(71,662)		(71,103)				(142,765)
Net comprehensive financing cost:
Interest expense	1,309,617		246,410		(1,080,005)		476,022		475,771		(611,678)		340,115
Interest income	(825,320)		(647,953)		1,080,005		(393,268)		(381,297)		611,678		(162,887)
Exchange (gain) loss	(309,250)		334,598				25,348		72,512				97,860
Valuation effects of derivative instruments	39,654						39,654						39,654
	214,701		(66,945)				147,756		166,986				314,742
Income before income taxes	(330,628)		3,381,531		(880)		3,050,023		(526,999)		(36,085)		2,486,939
Income tax (benefit) expense	(75,426)		928,212				852,786		53,744		467		906,997

Equity in income of associated companies	1,902,727		1,983		(1,904,710)				(1,792,156)		1,792,156
Consolidated net income	Ps.	1,647,525	Ps.	2,455,302	Ps.	(1,905,590)	Ps.	2,197,237	Ps.	(2,372,899)	Ps.	1,755,604	Ps.	1,579,942
Net income of controlling interest	1,579,346		2,455,302		(1,905,590)		2,129,058		(2,372,899)		1,755,604		1,511,763
Net (loss) income of non-controlling interest	68,179						68,179						68,179
Consolidated net income	Ps.	1,647,525	Ps.	2,455,302	Ps.	(1,905,590)	Ps.	2,197,237	Ps.	(2,372,899)	Ps.	1,755,604	Ps.	1,579,942

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	185,533	Ps.	27,225,467	Ps.	(10,534,341)	Ps.	16,876,659	Ps.	2,422,910	Ps.	(1,823,080)	Ps.	17,476,489
Cost of sales			21,365,150		(9,601,808)		11,763,342		522,614		(120)		12,285,836
Gross profit	185,533		5,860,317		(932,533)		5,113,317		1,900,296		(1,822,960)		5,190,653
Operating expenses	162,876		2,280,626		(182,555)		2,260,947		2,033,683		(1,822,950)		2,471,680
Income from operations	22,657		3,579,691		(749,978)		2,852,370		(133,387)		(10)		2,718,973
Other income (expense), net	2,439		16,501		(98)		18,842		(13,522)				5,320
Net comprehensive financing cost:
Interest expense	756,754		1,353,789		(2,109,646)		897		324,813				325,710
Interest income	(570,557)		(660,381)		1,367,762		136,824		(320,964)				(184,140)
Exchange (gain) loss	(429,273)		131,120		181,745		(116,408)		56,898				(59,510)
Valuation effects of derivative instruments	66,451						66,451						66,451
	(176,625)		824,528		(560,139)		87,764		60,747				148,511
Income before income taxes	201,721		2,771,664		(189,937)		2,783,448		(207,656)		(10)		2,575,782
Income tax expense (benefit)	61,497		939,866				1,001,363		20,908		(27,882)		994,389

Equity in income of associated companies	1,689,703		(46,507)		(1,643,196)
Consolidated net income	Ps.	1,829,927	Ps.	1,785,291	Ps.	(1,833,133)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393
Net income of controlling interest	1,814,403		1,785,291		(1,833,133)		1,766,561		(228,564)		27,872		1,565,869
Net (loss) income of non-controlling interest	15,524						15,524						15,524
Consolidated net income	Ps.	1,829,927	Ps.	1,785,291	Ps.	(1,833,133)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	664,806	Ps.	23,909,383	Ps.	(10,582,176)	Ps.	13,992,013	Ps.	2,599,782	Ps.	(1,865,967)	Ps.	14,725,828
Cost of sales			18,755,810		(8,911,344)		9,844,466		522,548		(10,685)		10,356,329
Gross profit	664,806		5,153,573		(1,670,832)		4,147,547		2,077,234		(1,855,282)		4,369,499
Selling, general and administrative expenses	164,305		2,689,781		(644,298)		2,209,788		1,950,830		(1,857,216)		2,303,402
Income (loss) from operations	500,501		2,463,792		(1,026,534)		1,937,759		126,404		1,934		2,066,097
Other (expense) income, net	(3,181)		47,855		215		44,889		65,037				109,926
Net comprehensive financing cost:
Interest expense	412,426		1,053,016		(1,393,358)		72,084		145,449				217,533
Interest income	(173,079)		(615,387)		857,103		68,637		(225,988)				(157,351)
Exchange (gain) loss	(88,086)		796,934		(713,825)		(4,977)		169,818				164,841
Valuation effects of derivative instruments	313,962						313,962						313,962
	465,223		1,234,563		(1,250,080)		449,706		89,279				538,985
Income before income tax	38,459		1,181,374		223,331		1,443,164		(27,912)		1,934		1,417,186
Income tax (benefit) expense	89,542		404,948				494,490		(38,234)				456,256

Equity in income of associated companies	1,670,090		36,934		(1,707,024)
Consolidated net income	Ps.	1,619,007	Ps.	813,360	Ps.	(1,483,693)	Ps.	948,674	Ps.	10,322	Ps.	1,934	Ps.	960,930
Net income of controlling interest	1,584,712		813,360		(1,483,693)		914,379		10,322		1,934		926,635
Net (loss) income of non-controlling interest	34,295						34,295						34,295
Consolidated net income	Ps.	1,619,007	Ps.	813,360	Ps.	(1,483,693)	Ps.	948,674	Ps.	10,322	Ps.	1,934	Ps.	960,930

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly-owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	(330,628)	Ps.	3,381,531	Ps.	(880)	Ps.	3,050,023	Ps.	(526,999)	Ps.	(36,085)	Ps.	2,486,939
Items related to investing activities:
Depreciation and amortization	67,456	341,138	408,594	57,020	465,614
Loss (gain) on sale of property and equipment	(3,631)	(3,631)	(615)	(4,246)
Interest income	(825,320)	(647,953)	1,080,005	(393,268)	(381,297)	611,678	(162,887)
Items related to financing activities:
Interest expense	1,291,363	1,145,564	(1,080,005)	1,356,922	545,659	(611,678)	1,290,903
Valuation effects of derivative instruments	39,654	39,654	39,654
Exchange (gain) loss	(165,500)	(165,500)	(5,330)	(170,830)
77,025	4,216,649	(880)	4,292,794	(311,562)	(36,085)	3,945,147
Increase in trade accounts receivable	(1,397,106)	(1,397,106)	(1,052,956)	994,333	(1,455,729)
Increase in trade accounts receivable from affiliates	(5,670,607)	(8,252,979)	4,437,414	(9,486,172)	(7,120,711)	16,606,883
Increase in inventories and land held for future developments	(7,619)	(3,496,033)	(3,503,652)	(202,235)	36,071	(3,669,816)
(Increase) Decrease in prepaid expenses and other assets	(46,741)	26,915	(64,555)	(84,381)	260,904	(21,678)	154,845
Interest income collected	825,320	647,953	(1,080,005)	393,268	381,297	(611,678)	162,887
Increase (Decrease) in trade accounts payable	2,453	1,034,538	1,036,991	1,167,236	(993,729)	1,210,498
Decrease in accounts payable to affiliates	7,303,291	7,265,253	(4,437,414)	10,131,130	6,471,710	(16,602,840)
Decrease in accounts payable to land suppliers	(670,131)	(670,131)	76,828	(593,303)
Increase in other liabilities	(75,340)	67,782	64,555	56,997	(94,381)	(775,990)	(813,374)
Increase in employee benefits obligations	36,007	880	36,887	(31,495)	(13,101)	(7,709)
Income tax recovered (paid)	(33,658)	(33,658)
Net cash flows from operating activities	2,407,782	(521,152)	(1,080,005)	806,625	(489,023)	(1,417,814)	(1,100,212)

Cash flows generated by (used in) investing activities
Business acquisition	(290,478)	(290,478)	(290,478)
Acquisition of property and equipment	(198,518)	(198,518)	(81,126)	(279,644)
Proceeds from sale of property and equipment	81,192	81,192	81,192
Net cash flows from investing activities	(290,478)	(117,326)	(407,804)	(81,126)	(488,930)

Cash flows generated by (used in) financing activities
Proceeds from new borrowings	13,195,852	6,526,353	19,722,205	1,247,355	20,969,560
Payments of notes payable	(13,096,493)	(4,623,693)	(17,720,186)	(192,602)	(17,912,788)
Net proceeds from affiliates	(1,725,486)	(683,901)	1,080,005	(1,329,382)	(88,432)	1,417,814
Interest paid	(501,724)	(330,172)	(831,896)	(433,753)	(1,265,649)
Shares repurchased	5,516	5,516	5,516
Net cash flows from financing activities	(2,122,335)	888,587	1,080,005	(153,743)	532,568	1,417,814	1,796,639
Net increase (decrease) of cash and cash equivalents	(5,031)	250,109	245,078	(37,581)	207,497
Translation adjustment	(23,691)	(23,691)
Cash, cash equivalents and restricted cash at the beginning of the year	8,101	2,986,406	2,994,507	256,909	3,251,416
Cash, cash equivalents and restricted cash at the end of the year	Ps.	3,070	Ps.	3,236,515	Ps.	Ps.	3,239,585	Ps.	195,637	Ps.	Ps.	3,435,222

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

Parent company	Wholly- owned guarantor subsidiaries	Eliminations	Parent company and wholly-owned guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	201,721	Ps.	2,771,664	Ps.	(189,937)	Ps.	2,783,448	Ps.	(207,656)	Ps.	(10)	Ps.	2,575,782
Items related to investing activities:
Depreciation and amortization	112,007	300,472	412,479	70,930	483,409
Loss (gain) on sale of property and equipment	3,179	3,179	23,527	26,706
Interest income	(570,557)	(660,381)	1,187,472	(43,466)	(320,964)	180,290	(184,140)
Gain on sale of other investment	(11,676)	(11,676)
Items related to financing activities:
Interest expense	752,458	1,203,207	(1,187,472)	768,193	304,930	(186,974)	886,149
Share-based payment transactions	10,638	10,638	10,638
Valuation effects of derivative instruments	66,451	66,451	66,451
Deferred profit-sharing	24,646	24,646	1,960	26,606
Exchange (gain) loss	(182,525)	(182,525)	(1,821)	(184,346)
390,193	3,642,787	(189,937)	3,843,043	(140,770)	(6,694)	3,695,579
Increase in trade accounts receivable	713,907	713,907	42,105	756,012
Increase in trade accounts receivable from affiliates	(2,906,897)	(5,404,754)	8,431,532	119,881	(1,816,415)	1,696,534
Increase in inventories and land held for future developments	(5,651)	(1,978,303)	(1,983,954)	(37,088)	(2,021,042)
(Increase) Decrease in prepaid expenses and other assets	(175,621)	(829,606)	588,071	(417,156)	153,709	(8,374)	(271,821)
Interest income collected	570,557	660,381	(1,187,472)	43,466	320,964	(180,290)	184,140
(Decrease) Increase in trade accounts payable	(6,093)	(1,673,088)	(1,679,181)	19,687	(6,257)	(1,665,751)
Decrease in accounts payable to affiliates	1,068,374	7,363,117	(8,431,491)	1,696,534	(1,696,534)
Decrease in accounts payable to land suppliers	(1,317,359)	(1,317,359)	(1,218)	(1,318,577)
Increase in other liabilities	138,548	774,719	(5,726)	907,541	340,031	(1,023)	1,246,549
Increase in employee benefits obligations	(2,551)	(2,551)	2,487	13,101	13,037
Payments of derivative instruments	(123,271)	(123,271)	(123,271)
Income tax recovered (paid)	59,675	59,675	(16,403)	43,272
Net cash flows from operating activities	(1,049,861)	2,008,925	(795,023)	164,041	563,623	(189,537)	538,127

Cash flows generated by (used in) investing activities
Acquisition of property and equipment	(62,924)	(62,924)	(26,428)	(89,352)
Proceeds from sale of property and equipment	28,396	28,396	2,229	30,625
Net cash flows from investing activities	(34,528)	(34,528)	(24,199)	(58,727)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates
Proceeds from new borrowings	9,869,733	5,677,352	15,547,085	202,066	15,749,151
Payments of notes payable	(7,237,583)	(6,054,368)	(13,291,951)	(45,920)	(13,337,871)
Net proceeds from affiliates	(1,398,915)	968,636	795,023	364,744	(547,597)	182,853
Interest paid	(171,122)	(589,506)	(760,628)	(120,967)	6,684	(874,911)
Shares repurchased	(4,586)	(4,586)	(4,586)
Net cash flows from financing activities	1,057,527	2,114	795,023	1,854,664	(512,418)	189,537	1,531,783
Net increase (decrease) of cash and cash equivalents	7,666	1,976,511	1,984,177	27,006	2,011,183
Translation adjustment	(27,952)	(27,952)
Cash, cash equivalents and restricted cash at the beginning of the year	435	1,009,895	1,010,330	257,855	1,268,185
Cash, cash equivalents and restricted cash at the end of the year	Ps.	8,101	Ps.	2,986,406	Ps.	Ps.	2,994,507	Ps.	256,909	Ps.	Ps.	3,251,416

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	38,459	Ps.	1,191,374	Ps.	223,331	Ps.	1,453,164	Ps.	(27,912)	Ps.	1,934	Ps.	1,427,186
Items related to investing activities:
Depreciation and amortization	101,294		273,349				374,643		50,378				425,021
Loss (gain) on sale of property and equipment			(8,893)				(8,893)		122				(8,771)
Interest income	(173,079)		(615,387)		730,563		(57,903)		(225,988)		126,540		(157,351)
Items related to financing activities:
Interest expense	404,279		981,505		(730,563)		655,221		135,084		(126,540)		663,765
Valuation effects of derivative instruments	313,962						313,962						313,962
Deferred profit-sharing			7,899				7,899		(4,838)				3,061
Exchange (gain) loss	714,347		(900)				713,447		2,053				715,500
	1,399,262		1,828,947		223,331		3,451,540		(71,101)		1,934		3,382,373
Increase in trade accounts receivable			(514,144)				(514,144)		918,416		(575,504)		(171,232)
Increase in trade accounts receivable from affiliates	(5,173,903)		(24,074,337)		28,053,096		(1,195,144)		(4,005,031)		5,200,175
Increase in inventories and land held for future developments	(1,491)		(6,054,763)		20,946		(6,035,308)		30,192				(6,005,116)
(Increase) decrease in prepaid expenses and other assets	69,194		332,578		(244,236)		157,536		(140,286)		1,110		18,360
Interest income collected	173,079		615,387		(730,563)		57,903		225,988		(126,540)		157,351
(Decrease) increase in trade accounts payable	(4,556)		186,802				182,246		(348,552)		575,504		409,198
Decrease in accounts payable to affiliates	14,351,016		13,702,080		(28,053,096)				5,200,216		(5,200,216)
Decrease in accounts payable to land suppliers			(1,016,245)				(1,016,245)						(1,016,245)
Increase in other liabilities	13,670		328,011				341,681		76,470				418,151
Increase in employee benefits obligations			20,179				20,179		20,063				40,242
Payments of derivative instruments	(340,912)						(340,912)						(340,912)
Income tax recovered (paid)	2,244		(82,866)				(80,622)		(39,865)		(3,044)		(123,531)
Net cash flows from operating activities	10,487,603		(14,728,371)		(730,522)		(4,971,290)		1,866,510		(126,581)		(3,231,361)

Cash flows generated by (used in) investing activities
Increase in the investment in associate									(27,727)				(27,727)
Acquisition of property and equipment			(467,318)				(467,318)		(96,405)				(563,723)
Proceeds from sale of property and equipment			98,421				98,421		299				98,720
Net cash flows from investing activities			(368,897)				(368,897)		(123,833)				(492,730)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates	(12,760,369)		14,309,036				1,548,667		(1,548,667)
Proceeds from new borrowings	5,593,465		3,551,493				9,144,958		322				9,145,280
Payments of notes payable	(2,915,465)		(2,940,485)				(5,855,950)		(5,111)				(5,861,061)
Interest paid	(406,523)		(981,270)		730,522		(657,271)		(135,117)		126,581		(665,807)
Net cash flows from financing activities	(10,488,892)		13,938,774		730,522		4,180,404		(1,688,573)		126,581		2,618,412
Net increase (decrease) of cash and cash equivalents	(1,289)		(1,158,494)				(1,159,783)		54,104				(1,105,679)
Translation adjustment									10,940				10,940
Cash, cash equivalents and restricted cash at the beginning of the year	1,724		2,168,389				2,170,113		192,811				2,362,924
Cash, cash equivalents and restricted cash at the end of the year	Ps.	435	Ps.	1,009,895	Ps.		Ps.	1,010,330	Ps.	257,855	Ps.		Ps.	1,268,185

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,647,525	Ps.	2,455,302	Ps.	(1,905,590)	Ps.	2,197,237	Ps.	(2,372,899)	Ps.	1,755,604	Ps.	1,579,942
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting									14,981				14,981
Reversal of cost recognized under percentage-of-completion method of accounting									(11,626)				(11,626)
Capitalization of interest	149,298		37,650				186,948		9,653				196,601
Amortization of Backlog
Labor obligations			15,974				15,974		3,656				19,630
Deferral of unsecured homebuyers’ receivables			(29,627)				(29,627)		(1,745)				(31,372)
Deferral of future involvement			(1,129)				(1,129)						(1,129)
Fair value adjustment to financial instruments	51,047						51,047						51,047
Gain on business acquisition	374,078						374,078						374,078
Prepaid sales commissions									33,529				33,529
Total US GAAP adjustments before tax effects	574,423		22,868				597,291		48,448				645,739
Tax effects on US GAAP adjustments	(160,178)		(6,377)				(166,555)		(13,510)				(180,065)
Total US GAAP adjustments	414,245		16,491				430,736		34,938				465,674
Net income according to US GAAP	Ps.	2,061,770	Ps.	2,471,793	Ps.	(1,905,590)	Ps.	2,627,973	Ps.	(2,337,961)	Ps.	1,755,604	Ps.	2,045,616

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	11,970,145	Ps.	15,450,610	Ps.	(15,124,641)	Ps.	12,296,114	Ps.	(751,643)	Ps.	776,040	Ps.	12,320,511
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting									(71,085)				(71,085)
Reversal of cost recognized under percentage-of-completion method of accounting									54,817				54,817
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(3,570)				(3,570)		(1,076)				(4,646)
Prepaid sales commissions									2,358				2,358
Deferral of future involvement			(3,420)				(3,420)						(3,420)
Acquisition of non controlling interest			79,438				79,438						79,438
Fair value adjustment to financial instruments	(21,239)						(21,239)						(21,239)
Gain on business acquisition	374,078						374,078						374,078
Capitalization of interest	(97,894)		(24,687)				(122,581)		(6,329)				(128,910)
Deferral of unsecured homebuyers’ receivables of the year			(140,700)				(140,700)						(140,700)
Total US GAAP adjustments before tax effects	104,698		(92,939)				11,759		(21,315)				(9,556)
Tax effects on US GAAP adjustments	73,884		(65,586)				8,298		(15,042)				(6,744)
Total U.S. GAAP adjustments	178,582		(158,525)				20,057		(36,357)				(16,300)
Equity according to US GAAP	Ps.	12,148,727	Ps.	15,292,085	Ps.	(15,124,641)	Ps.	12,316,171	Ps.	(788,000)	Ps.	776,040	Ps.	12,304,211

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,829,927	Ps.	1,785,291	Ps.	(1,833,133)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			223,553				223,553		(42,348)				181,205
Reversal of cost recognized under percentage-of-completion method of accounting			(177,823)				(177,823)		65,157				(112,666)
Capitalization of interest	98,177		(71,633)				26,544						26,544
Amortization of Backlog
Labor obligations			(4,407)				(4,407)		(2,285)				(6,692)
Deferral of unsecured homebuyers’ receivables			(35,772)				(35,772)		(1,940)				(37,712)
Deferral of future involvement			(365)				(365)						(365)
Fair value adjustment to financial instruments	(72,286)						(72,286)						(72,286)
Other
Prepaid sales commissions			(20,529)				(20,529)		3,889				(16,640)
Total US GAAP adjustments before tax effects	25,891		(86,976)				(61,085)		22,473				(38,612)
Tax effects on US GAAP adjustments	3,858		(57,135)				(53,277)		10,502				(42,775)
Total US GAAP adjustments	29,749		(144,111)				(114,362)		32,975				(81,387)
Net income according to US GAAP	Ps.	1,859,676	Ps.	1,641,180	Ps.	(1,833,133)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	12,813,153	Ps.	11,950,429	Ps.	(13,937,163)	Ps.	10,826,419	Ps.	776,837	Ps.	(697,444)	Ps.	10,905,812
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(77,981)				(77,981)		(8,138)				(86,119)
Reversal of cost recognized under percentage-of-completion method of accounting			57,862				57,862		6,039				63,901
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(10,741)				(10,741)		(12,701)				(23,442)
Prepaid sales commissions			(28,225)				(28,225)		(2,946)				(31,171)
Deferral of future involvement			(2,291)				(2,291)						(2,291)
Acquisition of non controlling interest			79,438				79,438						79,438
Fair value adjustment to financial instruments	(72,286)						(72,286)						(72,286)
Capitalization of interest	(235,960)		(89,547)				(325,507)						(325,507)
Deferral of unsecured homebuyers’ receivables of the year			(101,848)				(101,848)		(7,480)				(109,328)

Total US GAAP adjustments before tax effects	(458,493)		(173,333)				(631,826)		(25,226)				(657,052)
Tax effects on US GAAP adjustments	5,101		153,634				158,735		17,168				175,903
Total U.S. GAAP adjustments	(453,392)		(19,699)				(473,091)		(8,058)				(481,149)
Equity according to US GAAP	Ps.	12,359,761	Ps.	11,930,730	Ps.	(13,937,163)	Ps.	10,353,328	Ps.	768,779	Ps.	(697,444)	Ps.	10,424,663

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to
US GAAP

As of and for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,619,007	Ps.	813,360	Ps.	(1,483,693)	Ps.	948,674	Ps.	10,322	Ps.	1,934	Ps.	960,930
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			170,136				170,136		(2,547)				167,589
Reversal of cost recognized under percentage-of-completion method of accounting			(159,073)				(159,073)		2,382				(156,691)
Capitalization of interest	(234,125)		(284,417)				(518,542)						(518,542)
Amortization of backlog
Labor obligations			(23,779)				(23,779)		34,889				11,110
Deferral of unsecured homebuyers’ receivables			(8,003)				(8,003)		(702)				(8,705)
Deferral of future involvement			3,529				3,529						3,529
Other items			38,240				38,240		(8,573)				29,667
Prepaid sales commissions			(22,642)				(22,642)		339				(22,303)
Effects of inflation on US GAAP adjustments
Total US GAAP adjustments before tax effects	(234,125)		(286,009)				(520,134)		25,788				(494,346)
Tax effects on US GAAP adjustments	123,961		(23,020)				100,941		38,388				139,329
Total US GAAP adjustments	(110,164)		(309,029)				(419,193)		64,176				(355,017)
Net income according to US GAAP	Ps.	1,508,843	Ps.	504,330	Ps.	(1,483,693)	Ps.	529,481	Ps.	74,498	Ps.	1,934	Ps.	605,913

Consolidated equity according to MFRS	Ps.	10,793,099	Ps.	9,464,676	Ps.	(11,105,964)	Ps.	9,151,811	Ps.	1,245,088	Ps.	(948,258)	Ps.	9,448,641
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(227,715)				(227,715)		(39,556)				(267,271)
Reversal of cost recognized under percentage-of-completion method of accounting			152,602				152,602		26,507				179,109
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(14,778)				(14,778)		(16,810)				(31,588)
Prepaid sales commissions			(12,380)				(12,380)		(2,151)				(14,531)
Deferral of future involvement			(1,926)				(1,926)						(1,926)
Acquisition of non controlling interest			79,438				79,438						79,438
Capitalization of interest	(267,421)		(84,634)				(352,055)						(352,055)
Deferral of unsecured homebuyers’ receivables of the year			(66,077)				(66,077)		(5,539)				(71,616)

Total US GAAP adjustments before tax effects	(417,668)		(175,470)				(593,138)		(37,549)				(630,687)
Tax effects on US GAAP adjustments	10,501		173,732				184,233		31,851				216,084
Total US GAAP adjustments	(407,167)		(1,738)				(408,905)		(5,698)				(414,603)
Equity according to US GAAP	Ps.	10,385,932	Ps.	9,462,938	Ps.	(11,105,964)	Ps.	8,742,906	Ps.	1,239,390	Ps.	(948,258)	Ps.	9,034,038

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	2,061,770	Ps.	2,471,793	Ps.	(1,905,590)	Ps.	2,627,973	Ps.	(2,337,961)	Ps.	1,755,604	Ps.	2,045,616
Non-cash items:
Depreciation			305,331				305,331		57,020				362,351
Equity income in subsidiaries	(1,946,932)		(1,983)		1,948,915				1,755,604		(1,755,604)
Deferred income tax and statutory profit-sharing	84,752		444,516				529,268		397				529,665
Shared-based payment transactions
Amortization	45,527						45,527						45,527
Exchange (gain) loss	(165,500)						(165,500)		(5,330)				(170,830)
Changes in valuation effects of derivative instruments	70,008						70,008						70,008
Changes in operating assets and liabilities	1,756,434		(3,921,485)		(1,123,330)		(3,288,381)		(416,196)		(1,417,814)		(5,122,391)

Net cash flows (used in) provided by operating activities	1,906,059		(701,828)		(1,080,005)		124,226		(946,466)		(1,417,814)		(2,240,054)

Investing activities:
Investments in:
Acquisition of Loreto	(290,478)						(290,478)						(290,478)
Property and equipment			(266,824)				(266,824)		(81,126)				(347,950)
Restricted cash	6,533						6,533		(4,721)				1,812
Net cash flows used in investing activities	(283,945)		(266,824)				(550,769)		(85,847)				(636,616)

Financing activities:
Net Proceeds from affiliates	(1,725,486)		(683,901)		1,080,005		(1,329,382)		(88,432)		1,417,814
Short term proceeds			1,325,938				1,325,938		481,121				1,807,059
Short-term (payments) borrowings, net	(42,582)		(895,336)				(937,918)		(125,479)				(1,063,397)
Proceeds from long-term borrowings	141,940		1,569,789				1,711,729		766,235				2,477,964
Repayments of long-term borrowings			(97,729)				(97,729)		(67,125)				(164,854)
Share repurchased for employee stock option plan	5,516						5,516						5,516
Net cash flows provided by (used in) financing activities	(1,620,612)		1,218,761		1,080,005		678,154		966,320		1,417,814		3,062,288

Net increase (decrease) in cash and cash equivalents	1,502		250,109				251,611		(65,993)				185,618
Cash and cash equivalents at the beginning of the year	1,568		2,986,406				2,987,974		134,100				3,122,074
Cash and cash equivalents at the end of the year	Ps.	3,070	Ps.	3,236,515	Ps.		Ps.	3,239,585	Ps.	68,107	Ps.		Ps.	3,307,692

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,859,676	Ps.	1,641,180	Ps.	(1,833,133)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006
Non-cash items:
Depreciation			300,472				300,472		70,930				371,402
Equity income in subsidiaries	(1,879,639)		46,506		1,833,133
Deferred income tax and statutory profit-sharing	77,503		705,190				782,693		1,106				783,799
Shared-based payment transactions	10,638						10,638						10,638
Amortization	91,054						91,054						91,054
Exchange (gain) loss	(182,525)						(182,525)		(1,821)				(184,346)
Changes in valuation effects of derivative instruments	66,451						66,451						66,451
Changes in operating assets and liabilities	(1,268,419)		(1,180,429)		(795,023)		(3,243,871)		498,232		(210,725)		(2,956,364)

Net cash flows (used in) provided by operating activities	(1,225,261)		1,512,919		(795,023)		(507,365)		372,858		(182,853)		(317,360)

Investing activities:
Investments in:
Property and equipment			(69,037)				(69,037)		(26,428)				(95,465)
Restricted cash	(6,533)						(6,533)		5,236				(1,297)
Net cash flows used in investing activities	(6,533)		(69,037)				(75,570)		(21,192)				(96,762)

Financing activities:
Net Proceeds from affiliates	(1,398,915)		968,636		795,023		364,744		(547,597)		182,853
Short-term (payments) borrowings, net	(585,434)		(1,259,758)				(1,845,192)		172,936				(1,672,256)
Proceeds from long-term borrowings	3,232,500		908,219				4,140,719		27,285				4,168,004
Repayments of long-term borrowings			(84,468)				(84,468)						(84,468)
Share repurchased for employee stock option plan	(15,224)						(15,224)						(15,224)
Net cash flows provided by (used in) financing activities	1,232,927		532,629		795,023		2,560,579		(347,376)		182,853		2,396,056

Net increase (decrease) in cash and cash equivalents	1,133		1,976,511				1,977,644		4,290				1,981,934
Cash and cash equivalents at the beginning of the year	435		1,009,895				1,010,330		129,810				1,140,140
Cash and cash equivalents at the end of the year	Ps.	1,568	Ps.	2,986,406	Ps.		Ps.	2,987,974	Ps.	134,100	Ps.		Ps.	3,122,074

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,508,843	Ps.	504,331	Ps.	(1,483,693)	Ps.	529,481	Ps.	74,498	Ps.	1,934	Ps.	605,913
Non-cash items:
Depreciation			273,349				273,349		50,378				323,727
Equity income in subsidiaries	(1,446,759)		(36,934)		1,483,693
Deferred income tax and statutory profit-sharing	44,803		147,800				192,603		(42,412)				150,191
Amortization	91,054						91,054						91,054
Exchange (gain) loss	714,347		(900)				713,447		2,053				715,500
Changes in valuation effects of derivative instruments	313,962						313,962						313,962
Changes in operating assets and liabilities	8,909,263		(16,539,560)				(7,630,297)		1,628,505		(1,934)		(6,003,726)

Net cash flows (used in) provided by operating activities	10,135,513		(15,651,914)				(5,516,401)		1,713,022				(3,803,379)

Investing activities:
Investments in:
Property and equipment			(478,975)				(478,975)		(96,404)				(575,379)
Restricted cash									28,045				28,045
Net cash flows used in investing activities			(478,975)				(478,975)		(68,359)				(547,334)

Financing activities:
Net Proceeds from affiliates	(12,760,368)		14,309,035				1,548,667		(1,548,667)
Short-term (payments) borrowings, net	600,000		543,732				1,143,732						1,143,732
Proceeds from long-term borrowings	2,078,000		299,795				2,377,795						2,377,795
Repayments of long-term borrowings	(54,434)		(180,167)				(234,601)		(2,907)				(237,508)
Net cash flows provided by (used in) financing activities	(10,136,802)		14,972,395				4,835,593		(1,551,574)				3,284,019

Net increase (decrease) in cash and cash equivalents	(1,289)		(1,158,494)				(1,159,783)		93,089				(1,066,694)
Cash and cash equivalents at the beginning of the year	1,724		2,168,389				2,170,113		36,721				2,206,834
Cash and cash equivalents at the end of the year	Ps.	435	Ps.	1,009,895	Ps.		Ps.	1,010,330	Ps.	129,810	Ps.		Ps.	1,140,140