Form 20-F/A
period 2010-12-31
Homex Development Corp.
filed 2011-09-16
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

20-F/A 2010
EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

This amendment includes a correction of a typographical error in Exhibit 13 “Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002” to reflect that the certification is filed with respect to our Annual Report for the fiscal year ended December 31, 2010.

In addition, we are amending certain combining figures contained in Note 32 (“Supplemental Guarantor Information”) to our accompanying audited consolidated financial statements.   These changes relate only to the combining presentation of Note 32, and in no way impact our consolidated financial position, results of operations and cash flows previously reported under both Mexican Financial Reporting Standards (“MFRS”) and accounting principles generally accepted in the United States of America (“US GAAP”). The reports of our independent registered public accounting firm have been dual-dated accordingly to reflect this change.

Except as described above, no other change has been made to the Form 20-F/A. The filing of this Amendment should not be understood to mean that any statements contained herein have been updated to reflect developments as of any date subsequent to June 29, 2011, except for Note 32 as to which the date is September 16, 2011.

For the convenience of investors, we are presenting this annual report on Form 20-F/A on an amended and restated basis.

* * *

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

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 29, 2011, except for internal control over financial reporting related to Note 32 of the consolidated financial statements as to which the date is September 16, 2011.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2010 and 2009, and the statements of income, changes in equity and cash flows for each of the three years ended December 31, 2010, and our report dated June 29, 2011, except for Note 32 as to which the date is September 16, 2011 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México

June 29, 2011, except for internal control over financial reporting related to Note 32 of the consolidated financial statements as to which the date is September 16, 2011

(d) Changes in internal control over financial reporting.

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

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ***

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. ****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ***

2(b)(5)	Indenture relating to 9.5% Senior Guaranteed Notes dated December 8, 2009 by and between us, as Issuer, and the Bank of New York, as Trustee. ++

8	List of Principal Subsidiaries.+++

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.++++

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.+++++

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated September 16, 2011.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

****	Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

+	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2010. Incorporated herein by reference.

+++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2011. Incorporated herein by reference.

++++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2011. Incorporated herein by reference.

+++++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2011. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F/A on its behalf.

DESARROLLADORA HOMEX, S.A.B.

DE C.V.

/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer

Dated: September 16, 2011

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

As disclosed in Note 29 to the accompanying consolidated financial statements, the accompanying 2009 and 2008 USGAAP financial information has been restated for the correction of an error in the Company’s accounting for capitalized inventory costs.  Also, as disclosed in Note 32 to the accompanying consolidated financial statements, the accompanying Supplemental Guarantor Information disclosed in Note 32 is also being restated for the correction of an error.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011, except for internal control over financial reporting related to Note 32 of the consolidated financial statements as to which the date is September 16, 2011, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A member practice of
Ernst & Young Global

C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México

June 29, 2011, except for Note 32 as
to which the date is September 16, 2011

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

The accompanying consolidated financial statements which consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 28 through 32, were authorized for issuance herein by Gerardo de Nicolás (CEO), the CFO and the Controlling Director on June 29, 2011 (except with respect to Note 32 as to which the date was September 16, 2011), with subsequent events for the entire consolidated financial statements having been considered through those dates.

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

32.                               Supplemental guarantor information (restated)

Supplemental guarantor information

The Senior Guaranteed Notes due 2015 and 2019 are fully and unconditionally guaranteed, on an unsecured senior, joint and several basis, by each of the Company’s significant subsidiaries. Each of the guarantor subsidiaries (for Senior Guaranteed Notes due 2015: Proyectos Inmobiliarios de Culiacán, S. A. de C. V. (PICSA), Desarrollodora de Casas del Noroeste, S. A. de C. V. (DECANO), Casas Beta del Centro, S. de R.L. de C.V. (CBC), Casas Beta del Norte, S. de R.L. de C.V. and  Casas Beta del Noroeste, S. de R.L. de C.V., and for Senior Guaranteed Notes due 2019: PICSA, DECANO and CBC) is a wholly-owned subsidiary. The following condensed combining financial information includes the guarantor subsidiaries, non-guarantor-subsidiaries and the parent company for both Senior Guaranteed Notes 2005 and 2009. The wholly-owned guarantor subsidiaries column includes both the guarantors of our Senior Guaranteed Notes 2005 and the guarantors of our Senior Guaranteed Notes 2009.

Investments in subsidiaries are accounted for by the parent company under the equity method for purpose of the supplemental combining presentation. Earnings of subsidiaries are therefore reflected in the parent company’s investment account and earnings. The principal elimination entries eliminate the parent company’s investment in subsidiaries and intercompany balances and transactions.

The Company restated certain combining figures contained in this Note. These changes relate only to the combining presentation, and in no way impact the consolidated financial position, results of operations and cash flows previously reported under both MFRS and US GAAP. Presented at the end of Note 32 is a summary of the impact of the adjustments from amounts previously reported.

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	3,070	Ps.	3,236,515	Ps.	—	Ps.	3,239,585	Ps.	68,107	Ps.		Ps.	3,307,692
Restricted cash	—								127,530				127,530
Trade accounts receivable, net			1,891,681				1,891,681		83,522				1,975,203
Accounts receivable from affiliates	13,386,690		24,084,841		(27,500,024)		9,971,507		11,250,946		(21,222,453)
Inventories	19,644		16,023,429				16,043,073		1,229,363		(36,070)		17,236,366
Prepaid expenses and other current assets, net	14,613		252,535				267,148		366,502				633,650
Total current assets	13,424,017		45,489,001		(27,500,024)		31,412,994		13,125,970		(21,258,523)		23,280,441
Land held for future development			10,142,310				10,142,310		449,189				10,591,499
Property and equipment, net			532,863				532,863		469,709				1,002,572
Investment in shares	15,329,604		223,404		(15,474,127)		78,881		(895,470)		816,589
Other assets, net	160,057		23,327				183,384		72,459				255,843
Goodwill	731,861						731,861						731,861
Deferred income taxes	119,416		553,298				672,714		106,554				779,268
Total	Ps.	29,764,955	Ps.	56,964,203	Ps.	(42,974,151)	Ps.	43,755,007	Ps.	13,328,411	Ps.	(20,441,934)	Ps.	36,641,484

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	180,740	Ps.	824,967	Ps.	—	Ps.	1,005,707	Ps.	722,806	Ps.	—	Ps.	1,728,513
Current portion of leases			143,765				143,765		25,839				169,604
Trade accounts payable	16,838		2,938,721				2,955,559		455,020				3,410,579
Land suppliers			636,322				636,322		141,819				778,141
Advances from customers			327,049				327,049		297,595				624,644
Taxes other than income taxes	159,145		173,195				332,340		421,924				754,264
Due to related parties	8,492,240		29,138,914		(27,500,024)		10,131,130		11,087,280		(21,218,410)
Income taxes	8,396		31,946				40,342		(2,811)				37,531
Employee statutory profit-sharing			1,350				1,350		190				1,540
Provision for uncertain tax positions			756,235				756,235		19,711				775,946
Total current liabilities	8,857,359		34,972,464		(27,500,024)		16,329,799		13,169,373		(21,218,410)		8,280,762
Long-term debt	8,268,850		1,962.613				10,231,463		556,138				10,787,601
Long-term leases			199,875				199,875		35,555				235,430
Financial instruments	508,160						508,160						508,160
Long-term land suppliers			41,441				41,441						41,441
Employee benefit obligations			77,643		880		78,523		11,955				90,478
Deferred income taxes			4,259,557				4,259,557		117,544				4,377,101
Total liabilities	17,634,369		41,513,593		(27,499,144)		31,648,818		13,890,565		(21,218,410)		24,320,973
Equity:
Common stock	528,011		5,325,597		(5,325,597)		528,011		2,375,125		(2,375,125)		528,011
Additional paid-in capital	3,290,861						3,290,861		(16,145)		16,145		3,290,861
Shares repurchased for employee stock option plan, at cost	(98,412)						(98,412)						(98,412)
Retained earnings	8,657,851		10,125,013		(10,149,410)		8,633,454		(2,921,134)		2,945,531		8,657,851
Derivative instruments	(330,709)						(330,709)						(330,709)
Other equity accounts	82,984						82,984						82,984
Equity of controlling interest	12,130,586		15,450,610		(15,475,007)		12,106,189		(562,154)		586,551		12,130,586
Non-controlling interest in consolidated subsidiaries											189,925		189,925
Total equity	12,130,586		15,450,610		(15,475,007)		12,106,189		(562,154)		776,476		12,320,511
Total liabilities and equity	Ps.	29,764,955	Ps.	56,964,203	Ps.	(42,974,151)	Ps.	43,755,007	Ps.	13,328,411	Ps.	(20,441,934)	Ps.	36,641,484

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	1,568	Ps.	2,986,406	Ps.	—	Ps.	2,987,974	Ps.	134,100	Ps.		Ps.	3,122,074
Restricted cash	6,533						6,533		122,809				129,342
Trade accounts receivable, net			494,575				494,575		24,899				519,474
Accounts receivable from affiliates	7,716,083		15,831,862		(23,062,610)		485,335		4,130,235		(4,615,570)
Inventories	12,025		11,088,591				11,100,616		1,003,734				12,104,350
Prepaid expenses and other current assets, net	10,927		217,085				228,012		542,623				770,635
Total current assets	7,747,136		30,618,519		(23,062,610)		15,303,045		5,958,400		(4,615,570)		16,645,875
Land held for future development			11,581,115				11,581,115		184,082				11,765,197
Property and equipment, net			716,059				716,059		394,523				1,110,582
Investment in shares	12,261,682		217,471		(12,029,822)		449,331		176,400		(625,731)
Other assets, net	195,714		23,287				219,001		105,392				324,393
Goodwill	731,861						731,861						731,861
Deferred income taxes			470,371				470,371		173,269				643,640
Total	Ps.	20,936,393	Ps.	43,626,822	Ps.	(35,092,432)	Ps.	29,470,783	Ps.	6,992,066	Ps.	(5,241,301)	Ps.	31,221,548

Liabilities and stockholders’ equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	85,588	Ps.	—	Ps.	—	Ps.	85,588	Ps.	185,007	Ps.	—	Ps.	270,595
Current portion of leases			99,858				99,858		8,579				108,437
Trade accounts payable	14,385		1,904,183				1,918,568		281,513				2,200,081
Land suppliers			1,333,526				1,333,526		4,700				1,338,226
Advances from customers			972,481				972,481		305,329				1,277,810
Taxes other than income taxes	153,242		281,132				434,374		310,406				744,780
Due to related parties	1,188,949		21,873,661		(23,062,610)				4,615,570		(4,615,570)
Income taxes	7,589		113,791				121,380		22,540				143,920
Employee statutory profit-sharing			16,799				16,799		190				16,989
Provision for uncertain tax positions			240,460				240,460		8,321				248,781
Total current liabilities	1,449,753		26,835,891		(23,062,610)		5,223,034		5,742,155		(4,615,570)		6,349,619
Long-term debt	8,571,425		888,738				9,460,163						9,460,163
Long-term leases			235,786				235,786		18,893				254,679
Financial instruments	119,084						119,084						119,084
Long-term land suppliers			14,368				14,368		60,291				74,659
Employee benefit obligations			41,636				41,636		43,450		13,101		98,187
Deferred income taxes	12,065		3,659,974				3,672,039		287,306				3,959,345
Total liabilities	10,152,327		31,676,393		(23,062,610)		18,766,110		6,152,095		(4,602,469)		20,315,736
Equity:
Common stock	528,011		4,288,789		(4,288,789)		528,011		995,558		(995,558)		528,011
Additional paid-in capital	3,290,861						3,290,861						3,290,861
Shares repurchased for employee stock option plan, at cost	(103,928)						(103,928)						(103,928)
Retained earnings	7,146,088		7,661,640		(7,741,033)		7,066,695		(155,587)		234,980		7,146,088
Derivative instruments	(87,872)						(87,872)						(87,872)
Other equity accounts	10,906						10,906						10,906
Equity of controlling interest	10,784,066		11,950,429		(12,029,822)		10,704,673		839,971		(760,578)		10,784,066
Non-controlling interest in consolidated subsidiaries											121,746		121,746
Total equity	10,784,066		11,950,429		(12,029,822)		10,704,673		839,971		(638,832)		10,905,812
Total liabilities and equity	Ps.	20,936,393	Ps.	43,626,822	Ps.	(35,092,432)	Ps.	29,470,783	Ps.	6,992,066	Ps.	(5,241,301)	Ps.	31,221,548

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.		Ps.	32,891,424	Ps.	(13,640,630)	Ps.	19,250,794	Ps.	2,831,898	Ps.	(2,430,383)	Ps.	19,652,309
Cost of sales			26,555,668		(13,280,553)		13,275,115		914,559		(462,190)		13,727,484
Gross profit			6,335,756		(360,077)		5,975,679		1,917,339		(1,968,193)		5,924,825
Operating expenses	108,602		2,956,833		(359,197)		2,706,238		2,206,249		(1,932,108)		2,980,379
Income from operations	(108,602)		3,378,923		(880)		3,269,441		(288,910)		(36,085)		2,944,446
Other (expense) income, net	(7,325)		(64,337)				(71,662)		(71,103)				(142,765)
Net comprehensive financing cost:
Interest expense	1,309,617		246,410		(1,080,005)		476,022		475,771		(611,678)		340,115
Interest income	(825,320)		(647,953)		1,080,005		(393,268)		(381,297)		611,678		(162,887)
Exchange (gain) loss	(309,250)		334,598				25,348		72,512				97,860
Valuation effects of derivative instruments	39,654						39,654						39,654
	214,701		(66,945)				147,756		166,986				314,742
Income before income taxes	(330,628)		3,381,531		(880)		3,050,023		(526,999)		(36,085)		2,486,939
Income tax (benefit) expense	(75,426)		928,212				852,786		53,744		467		906,997

Equity in income of associated companies	1,766,965		1,983		(1,768,948)
Consolidated net income	Ps.	1,511,763	Ps.	2,455,302	Ps.	(1,769,828)	Ps.	2,197,237	Ps.	(580,743)	Ps.	(36,552)	Ps.	1,579,942
Net income of controlling interest	1,511,763		2,455,302		(1,769,828)		2,197,237		(580,743)		(104,731)		1,511,763
Net (loss) income of non-controlling interest											68,179		68,179
Consolidated net income	Ps.	1,511,763	Ps.	2,455,302	Ps.	(1,769,828)	Ps.	2,197,237	Ps.	(580,743)	Ps.	(36,552)	Ps.	1,579,942

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	185,533	Ps.	27,225,467	Ps.	(10,534,341)	Ps.	16,876,659	Ps.	2,422,910	Ps.	(1,823,080)	Ps.	17,476,489
Cost of sales			21,365,150		(9,601,808)		11,763,342		522,614		(120)		12,285,836
Gross profit	185,533		5,860,317		(932,533)		5,113,317		1,900,296		(1,822,960)		5,190,653
Operating expenses	162,876		2,280,626		(182,555)		2,260,947		2,033,683		(1,822,950)		2,471,680
Income from operations	22,657		3,579,691		(749,978)		2,852,370		(133,387)		(10)		2,718,973
Other income (expense), net	2,439		16,501		(98)		18,842		(13,522)				5,320
Net comprehensive financing cost:
Interest expense	756,754		611,905		(1,004,678)		363,981		324,813		(363,084)		325,710
Interest income	(570,557)		(660,381)		1,004,678		(226,260)		(320,964)		363,084		(184,140)
Exchange (gain) loss	(429,273)		312,865				(116,408)		56,898				(59,510)
Valuation effects of derivative instruments	66,451						66,451						66,451
	(176,625)		264,389				87,764		60,747				148,511
Income before income taxes	201,721		3,331,803		(750,076)		2,783,448		(207,656)		(10)		2,575,782
Income tax expense (benefit)	61,497		939,866				1,001,363		20,908		(27,882)		994,389

Equity in income of associated companies	1,425,645		(46,507)		(1,379,138)
Consolidated net income	Ps.	1,565,869	Ps.	2,345,430	Ps.	(2,129,214)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393
Net income of controlling interest	1,565,869		2,345,430		(2,129,214)		1,782,085		(228,564)		12,348		1,565,869
Net (loss) income of non-controlling interest											15,524		15,524
Consolidated net income	Ps.	1,565,869	Ps.	2,345,430	Ps.	(2,129,214)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	664,806	Ps.	23,909,383	Ps.	(10,582,176)	Ps.	13,992,013	Ps.	2,599,782	Ps.	(1,865,967)	Ps.	14,725,828
Cost of sales			18,755,810		(8,911,344)		9,844,466		522,548		(10,685)		10,356,329
Gross profit	664,806		5,153,573		(1,670,832)		4,147,547		2,077,234		(1,855,282)		4,369,499
Selling, general and administrative expenses	164,305		2,689,781		(644,298)		2,209,788		1,950,830		(1,857,216)		2,303,402
Income (loss) from operations	500,501		2,463,792		(1,026,534)		1,937,759		126,404		1,934		2,066,097
Other (expense) income, net	2,361		(72,487)		(215)		(70,341)		(69,897)				(140,238)
Net comprehensive financing cost:
Interest expense	411,606		492,129		(669,995)		233,740		140,589		(187,108)		187,221
Interest income	(173,079)		(615,387)		669,995		(118,471)		(225,988)		187,108		(157,351)
Exchange (gain) loss	(88,086)		83,109				(4,977)		169,818				164,841
Valuation effects of derivative instruments	313,962						313,962						313,962
	464,403		(40,149)				424,254		84,419				508,673
Income before income tax	38,459		2,431,454		(1,026,749)		1,443,164		(27,912)		1,934		1,417,186
Income tax (benefit) expense	89,542		404,948				494,490		(38,234)				456,256

Equity in income of associated companies	977,718		(676,891)		(300,827)
Consolidated net income	Ps.	926,635	Ps.	1,349,615	Ps.	(1,327,576)	Ps.	948,674	Ps.	10,322	Ps.	1,934	Ps.	960,930
Net income of controlling interest	926,635		1,349,615		(1,327,576)		948,674		10,322		(32,361)		926,635
Net (loss) income of non-controlling interest											34,295		34,295
Consolidated net income	Ps.	926,635	Ps.	1,349,615	Ps.	(1,327,576)	Ps.	948,674	Ps.	10,322	Ps.	1,934	Ps.	960,930

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	(330,628)	Ps.	3,381,531	Ps.	(880)	Ps.	3,050,023	Ps.	(526,999)	Ps.	(36,085)	Ps.	2,486,939
Items related to investing activities:
Depreciation and amortization	67,456		341,138				408,594		57,020				465,614
Loss (gain) on sale of property and equipment			(3,631)				(3,631)		(615)				(4,246)
Interest income	(825,320)		(647,953)		1,080,005		(393,268)		(381,297)		611,678		(162,887)
Items related to financing activities:
Interest expense	1,291,363		1,145,564		(1,080,005)		1,356,922		545,659		(611,678)		1,290,903
Valuation effects of derivative instruments	39,654						39,654						39,654
Exchange (gain) loss	(165,500)						(165,500)		(5,330)				(170,830)
	77,025		4,216,649		(880)		4,292,794		(311,562)		(36,085)		3,945,147
Increase in trade accounts receivable			(1,397,106)				(1,397,106)		(58,623)				(1,455,729)
Increase in inventories and land held for future developments	(7,619)		(3,496,033)				(3,503,652)		(202,235)		36,071		(3,669,816)
(Increase) Decrease in prepaid expenses and other assets	(46,741)		(37,640)				(84,381)		239,226				154,845
Interest income collected	434		50,164				50,598		112,289				162,887
Increase (Decrease) in trade accounts payable	2,453		1,034,538				1,036,991		173,507				1,210,498
Increase/Decrease from/to affiliates			4,491,370				4,491,370		(3,698,349)		(793,021)
Decrease in accounts payable to land suppliers			(670,131)				(670,131)		76,828				(593,303)
Increase in other liabilities	(75,340)		132,337				56,997		(870,371)				(813,374)
Increase in employee benefits obligations			36,007		880		36,887		(31,495)		(13,101)		(7,709)
Income tax recovered (paid)									(33,658)				(33,658)
Net cash flows from operating activities	(49,788)		4,360,155				4,310,367		(4,604,443)		(806,136)		(1,100,212)

Cash flows generated by (used in) investing activities
Business acquisition	(290,478)						(290,478)						(290,478)
Acquisition of property and equipment			(198,518)				(198,518)		(81,126)				(279,644)
Proceeds from sale of property and equipment			81,192				81,192						81,192
Net cash flows from investing activities	(290,478)		(117,326)				(407,804)		(81,126)				(488,930)

Cash flows generated by (used in) financing activities
Proceeds from new borrowings	13,195,852		6,526,353				19,722,205		1,247,355				20,969,560
Payments of notes payable	(13,096,493)		(4,623,693)				(17,720,186)		(192,602)				(17,912,788)
Net proceeds from affiliates	(92,802)		(6,162,997)		1,080,005		(5,175,794)		3,757,980		1,417,814
Interest income	824,886		597,789		(1,080,005)		342,670		269,008		(611,678)
Interest paid	(501,724)		(330,172)				(831,896)		(433,753)				(1,265,649)
Shares repurchased	5,516						5,516						5,516
Net cash flows from financing activities	335,235		(3,992,720)				(3,657,485)		4,647,988		806,136		1,796,639
Net increase (decrease) of cash and cash equivalents	(5,031)		250,109				245,078		(37,581)				207,497
Translation adjustment									(23,691)				(23,691)
Cash, cash equivalents and restricted cash at the beginning of the year	8,101		2,986,406				2,994,507		256,909				3,251,416
Cash, cash equivalents and restricted cash at the end of the year	Ps.	3,070	Ps.	3,236,515	Ps.		Ps.	3,239,585	Ps.	195,637	Ps.		Ps.	3,435,222

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	201,721	Ps.	3,331,803	Ps.	(750,076)	Ps.	2,783,448	Ps.	(207,656)	Ps.	(10)	Ps.	2,575,782
Items related to investing activities:
Depreciation and amortization	112,007		300,472				412,479		70,930				483,409
Loss (gain) on sale of property and equipment			3,179				3,179		23,527				26,706
Interest income	(570,557)		(660,381)		1,187,472		(43,466)		(320,964)		180,290		(184,140)
Gain on sale of other investment									(11,676)				(11,676)
Items related to financing activities:
Interest expense	752,458		643,068		(627,333)		768,193		304,930		(186,974)		886,149
Share-based payment transactions	10,638						10,638						10,638
Valuation effects of derivative instruments	66,451						66,451						66,451
Deferred profit-sharing			24,646				24,646		1,960				26,606
Exchange (gain) loss	(182,525)						(182,525)		(1,821)				(184,346)
	390,193		3,642,787		(189,937)		3,843,043		(140,770)		(6,694)		3,695,579
Increase in trade accounts receivable			713,907				713,907		42,105				756,012
Increase in inventories and land held for future developments	(5,651)		(1,978,303)				(1,983,954)		(37,088)				(2,021,042)
(Increase) Decrease in prepaid expenses and other assets	(175,621)		(241,535)				(417,156)		145,335				(271,821)
Interest income collected	3,951		39,514				43,466		140,674				184,140
(Decrease) Increase in trade accounts payable	(6,093)		(1,673,088)				(1,679,181)		13,430				(1,665,751)
Increase/decrease from/to affiliates	(185,533)		1,505,554		753,703		2,073,724		(2,093,665)		19,941
Decrease in accounts payable to land suppliers			(1,317,359)				(1,317,359)		(1,218)				(1,318,577)
Increase in other liabilities	138,548		774,719		(5,726)		907,541		339,008				1,246,549
Increase in employee benefits obligations			(2,551)				(2,551)		2,487		13,101		13,037
Payments of derivative instruments	(123,271)						(123,271)						(123,271)
Income tax recovered (paid)			59,675				59,675		(16,403)				43,272
Net cash flows from operating activities	36,523		1,523,320		558,040		2,117,884		(1,606,105)		26,348		538,127

Cash flows generated by (used in) investing activities
Acquisition of property and equipment			(62,924)				(62,924)		(26,428)				(89,352)
Proceeds from sale of property and equipment			28,396				28,396		2,229				30,625
Net cash flows from investing activities			(34,528)				(34,528)		(24,199)				(58,727)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates
Proceeds from new borrowings	9,869,733		5,677,352				15,547,085		202,066				15,749,151
Payments of notes payable	(7,237,583)		(6,054,368)				(13,291,951)		(45,920)				(13,337,871)
Net proceeds from affiliates	(3,051,905)		833,374		629,432		(1,589,099)		1,441,841		147,258
Interest income	566,606		620,867		(1,187,473)				180,290		(180,290)
Interest paid	(171,122)		(589,506)				(760,628)		(120,967)		6,684		(874,911)
Shares repurchased	(4,586)						(4,586)						(4,586)
Net cash flows from financing activities	(28,857)		487,719		(558,040)		(99,179)		1,657,310		(26,348)		1,531,783
Net increase (decrease) of cash and cash equivalents	7,666		1,976,511				1,984,177		27,006				2,011,183
Translation adjustment									(27,952)				(27,952)
Cash, cash equivalents and restricted cash at the beginning of the year	435		1,009,895				1,010,330		257,855				1,268,185
Cash, cash equivalents and restricted cash at the end of the year	Ps.	8,101	Ps.	2,986,406	Ps.		Ps.	2,994,507	Ps.	256,909	Ps.		Ps.	3,251,416

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly-owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	38,459	Ps.	2,431,454	Ps.	(1,026,749)	Ps.	1,443,164	Ps.	(27,912)	Ps.	1,934	Ps.	1,417,186
Items related to investing activities:
Depreciation and amortization	101,294		273,349				374,643		50,378				425,021
Loss (gain) on sale of property and equipment			(8,893)				(8,893)		122				(8,771)
Interest income	(173,079)		(615,387)		730,563		(57,903)		(225,988)		126,540		(157,351)
Items related to financing activities:
Interest expense	404,279		(268,575)		519,517		655,221		135,084		(126,540)		663,765
Valuation effects of derivative instruments	313,962						313,962						313,962
Deferred profit-sharing			7,899				7,899		(4,838)				3,061
Exchange (gain) loss	714,347		(900)				713,447		2,053				715,500
	1,399,262		1,818,947		223,331		3,441,540		(71,101)		1,934		3,372,373
Increase in trade accounts receivable			(514,144)				(514,144)		342,912				(171,232)
Increase in inventories and land held for future developments	(1,491)		(6,023,817)				(6,025,308)		30,192				(5,995,116)
(Increase) decrease in prepaid expenses and other assets	69,194		88,342				157,536		(139,176)				18,360
Interest income collected	8,015		52,332				60,347		97,004				157,351
(Decrease) increase in trade accounts payable	(4,556)		186,802				182,246		226,952				409,198
Increase/decrease from/to affiliates	(664,806)		913,479		555,216		803,889		(913,438)		109,549
Decrease in accounts payable to land suppliers			(1,016,245)				(1,016,245)						(1,016,245)
Increase in other liabilities	13,670		328,011				341,681		76,470				418,151
Increase in employee benefits obligations			20,179				20,179		20,063				40,242
Payments of derivative instruments	(340,912)						(340,912)						(340,912)
Income tax recovered (paid)	2,244		(82,866)				(80,622)		(42,909)				(123,531)
Net cash flows from operating activities	480,620		(4,228,980)		778,547		(2,969,813)		(373,031)		111,483		(3,231,361)

Cash flows generated by (used in) investing activities
Increase in the investment in associate									(27,727)				(27,727)
Acquisition of property and equipment			(467,318)				(467,318)		(96,405)				(563,723)
Proceeds from sale of property and equipment			98,421				98,421		299				98,720
Net cash flows from investing activities			(368,897)				(368,897)		(123,833)				(492,730)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates	(2,918,450)		3,023,300		(555,216)		(450,366)		559,956		(109,590)
Proceeds from new borrowings	5,593,465		3,551,493				9,144,958		322				9,145,280
Payments of notes payable	(2,915,465)		(2,940,485)				(5,855,950)		(5,111)				(5,861,061)
Interest income	165,064		563,055		(730,563)		(2,444)		128,984		(126,540)
Interest paid	(406,523)		(757,980)		507,232		(657,271)		(133,183)		124,647		(665,807)
Net cash flows from financing activities	(481,909)		3,439,383		(778,547)		2,178,927		550,968		(111,483)		2,618,412
Net increase (decrease) of cash and cash equivalents	(1,289)		(1,158,494)				(1,159,783)		54,104				(1,105,679)
Translation adjustment									10,940				10,940
Cash, cash equivalents and restricted cash at the beginning of the year	1,724		2,168,389				2,170,113		192,811				2,362,924
Cash, cash equivalents and restricted cash at the end of the year	Ps.	435	Ps.	1,009,895	Ps.		Ps.	1,010,330	Ps.	257,855	Ps.		Ps.	1,268,185

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,511,763	Ps.	2,455,302	Ps.	(1,769,828)	Ps.	2,197,237	Ps.	(580,743)	Ps.	(36,552)	Ps.	1,579,942
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting									14,981				14,981
Reversal of cost recognized under percentage-of-completion method of accounting									(11,626)				(11,626)
Capitalization of interest	149,298		37,650				186,948		9,653				196,601
Amortization of Backlog
Labor obligations			15,974				15,974		3,656				19,630
Deferral of unsecured homebuyers’ receivables			(29,627)				(29,627)		(1,745)				(31,372)
Deferral of future involvement			(1,129)				(1,129)						(1,129)
Fair value adjustment to financial instruments	51,047						51,047						51,047
Gain on business acquisition	374,078						374,078						374,078
Prepaid sales commissions									33,529				33,529
Total US GAAP adjustments before tax effects	574,423		22,868				597,291		48,448				645,739
Tax effects on US GAAP adjustments	(160,178)		(6,377)				(166,555)		(13,510)				(180,065)
Total US GAAP adjustments	414,245		16,491				430,736		34,938				465,674
Net income according to US GAAP	Ps.	1,926,008	Ps.	2,471,793	Ps.	(1,769,828)	Ps.	2,627,973	Ps.	(545,805)	Ps.	(36,552)	Ps.	2,045,616

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	12,130,586	Ps.	15,450,610	Ps.	(15,475,007)	Ps.	12,106,189	Ps.	(562,154)	Ps.	776,476	Ps.	12,320,511
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting									(71,085)				(71,085)
Reversal of cost recognized under percentage-of-completion method of accounting									54,817				54,817
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(3,570)				(3,570)		(1,076)				(4,646)
Prepaid sales commissions									2,358				2,358
Deferral of future involvement			(3,420)				(3,420)						(3,420)
Acquisition of non controlling interest			79,438				79,438						79,438
Fair value adjustment to financial instruments	(21,239)						(21,239)						(21,239)
Gain on business acquisition	374,078						374,078						374,078
Capitalization of interest	(97,894)		(24,687)				(122,581)		(6,329)				(128,910)
Deferral of unsecured homebuyers’ receivables of the year			(140,700)				(140,700)						(140,700)
Total US GAAP adjustments before tax effects	104,698		(92,939)				11,759		(21,315)				(9,556)
Tax effects on US GAAP adjustments	73,884		(65,586)				8,298		(15,042)				(6,744)
Total U.S. GAAP adjustments	178,582		(158,525)				20,057		(36,357)				(16,300)
Equity according to US GAAP	Ps.	12,309,168	Ps.	15,292,085	Ps.	(15,475,007)	Ps.	12,126,246	Ps.	(598,511)	Ps.	776,476	Ps.	12,304,211

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,565,869	Ps.	2,345,430	Ps.	(2,129,214)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			223,553				223,553		(42,348)				181,205
Reversal of cost recognized under percentage-of-completion method of accounting			(177,823)				(177,823)		65,157				(112,666)
Capitalization of interest	98,177		(71,633)				26,544						26,544
Amortization of Backlog
Labor obligations			(4,407)				(4,407)		(2,285)				(6,692)
Deferral of unsecured homebuyers’ receivables			(35,772)				(35,772)		(1,940)				(37,712)
Deferral of future involvement			(365)				(365)						(365)
Fair value adjustment to financial instruments	(72,286)						(72,286)						(72,286)
Prepaid sales commissions			(20,529)				(20,529)		3,889				(16,640)
Total US GAAP adjustments before tax effects	25,891		(86,976)				(61,085)		22,473				(38,612)
Tax effects on US GAAP adjustments	3,858		(57,135)				(53,277)		10,502				(42,775)
Total US GAAP adjustments	29,749		(144,111)				(114,362)		32,975				(81,387)
Net income according to US GAAP	Ps.	1,595,618	Ps.	2,201,319	Ps.	(2,129,214)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	10,784,066	Ps.	11,950,429	Ps.	(12,029,822)	Ps.	10,704,673	Ps.	839,971	Ps.	(638,832)	Ps.	10,905,812
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			(77,981)				(77,981)		(8,138)				(86,119)
Reversal of cost recognized under percentage-of-completion method of accounting			57,862				57,862		6,039				63,901
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(10,741)				(10,741)		(12,701)				(23,442)
Prepaid sales commissions			(28,225)				(28,225)		(2,946)				(31,171)
Deferral of future involvement			(2,291)				(2,291)						(2,291)
Acquisition of non controlling interest			79,438				79,438						79,438
Fair value adjustment to financial instruments	(72,286)						(72,286)						(72,286)
Capitalization of interest	(235,960)		(89,547)				(325,507)						(325,507)
Deferral of unsecured homebuyers’ receivables of the year			(101,848)				(101,848)		(7,480)				(109,328)

Total US GAAP adjustments before tax effects	(458,493)		(173,333)				(631,826)		(25,226)				(657,052)
Tax effects on US GAAP adjustments	5,101		153,634				158,735		17,168				175,903
Total U.S. GAAP adjustments	(453,392)		(19,699)				(473,091)		(8,058)				(481,149)
Equity according to US GAAP	Ps.	10,330,674	Ps.	11,930,730	Ps.	(12,029,822)	Ps.	10,231,582	Ps.	831,913	Ps.	(638,832)	Ps.	10,424,663

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to
US GAAP

As of and for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	926,635	Ps.	1,349,615	Ps.	(1,327,576)	Ps.	948,674	Ps.	10,322	Ps.	1,934	Ps.	960,930
US GAAP adjustments:
Reversal of revenue recognized under percentage-of-completion method of accounting			170,136				170,136		(2,547)				167,589
Reversal of cost recognized under percentage-of-completion method of accounting			(159,073)				(159,073)		2,382				(156,691)
Capitalization of interest	(234,125)		(284,417)				(518,542)						(518,542)
Amortization of backlog
Labor obligations			(23,779)				(23,779)		34,889				11,110
Deferral of unsecured homebuyers’ receivables			(8,003)				(8,003)		(702)				(8,705)
Deferral of future involvement			3,529				3,529						3,529
Other items			38,240				38,240		(8,573)				29,667
Prepaid sales commissions			(22,642)				(22,642)		339				(22,303)
Effects of inflation on US GAAP adjustments
Total US GAAP adjustments before tax effects	(234,125)		(286,009)				(520,134)		25,788				(494,346)
Tax effects on US GAAP adjustments	123,961		(23,020)				100,941		38,388				139,329
Total US GAAP adjustments	(110,164)		(309,029)				(419,193)		64,176				(355,017)
Net income according to US GAAP	Ps.	816,471	Ps.	1,040,585	Ps.	(1,327,576)	Ps.	529,481	Ps.	74,498	Ps.	1,934	Ps.	605,913

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,926,008	Ps.	2,471,793	Ps.	(1,769,828)	Ps.	2,627,973	Ps.	(545,805)	Ps.	(36,552)	Ps.	2,045,616
Non-cash items:
Depreciation			305,331				305,331		57,020				362,351
Equity income in subsidiaries	(1,767,845)		(1,983)		1,769,828				(36,552)		36,552
Deferred income tax and statutory profit-sharing	84,752		444,516				529,268		397				529,665
Shared-based payment transactions
Amortization	45,527						45,527						45,527
Exchange (gain) loss	(165,500)						(165,500)		(5,330)				(170,830)
Changes in valuation effects of derivative instruments	70,008						70,008						70,008
Changes in operating assets and liabilities	80,425		1,557,611		(1,080,005)		558,031		(4,262,608)		(1,417,814)		(5,122,391)

Net cash flows (used in) provided by operating activities	273,375		4,777,268		(1,080,005)		3,970,638		(4,792,878)		(1,417,814)		(2,240,054)

Investing activities:
Investments in:
Acquisition of Loreto	(290,478)						(290,478)						(290,478)
Property and equipment			(266,824)				(266,824)		(81,126)				(347,950)
Restricted cash	6,533						6,533		(4,721)				1,812
Net cash flows used in investing activities	(283,945)		(266,824)				(550,769)		(85,847)				(636,616)

Financing activities:
Net Proceeds from affiliates	(92,802)		(6,162,997)		1,080,005		(5,175,794)		3,757,980		1,417,814
Short term proceeds			1,325,938				1,325,938		481,121				1,807,059
Short-term (payments) borrowings, net	(42,582)		(895,336)				(937,918)		(125,479)				(1,063,397)
Proceeds from long-term borrowings	141,940		1,569,789				1,711,729		766,235				2,477,964
Repayments of long-term borrowings			(97,729)				(97,729)		(67,125)				(164,854)
Share repurchased for employee stock option plan	5,516						5,516						5,516
Net cash flows provided by (used in) financing activities	12,072		(4,260,335)		1,080,005		(3,168,258)		4,812,732		1,417,814		3,062,288

Net increase (decrease) in cash and cash equivalents	1,502		250,109				251,611		(65,993)				185,618
Cash and cash equivalents at the beginning of the year	1,568		2,986,406				2,987,974		134,100				3,122,074
Cash and cash equivalents at the end of the year	Ps.	3,070	Ps.	3,236,515	Ps.		Ps.	3,239,585	Ps.	68,107	Ps.		Ps.	3,307,692

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,595,618	Ps.	2,201,319	Ps.	(2,129,214)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006
Non-cash items:
Depreciation			300,472				300,472		70,930				371,402
Equity income in subsidiaries	(2,175,720)		46,507		2,129,214
Deferred income tax and statutory profit-sharing	77,503		705,190				782,693		1,106				783,799
Shared-based payment transactions	10,638						10,638						10,638
Amortization	91,054						91,054						91,054
Exchange (gain) loss	(182,525)						(182,525)		(1,821)				(184,346)
Changes in valuation effects of derivative instruments	66,451						66,451						66,451
Changes in operating assets and liabilities	944,710		(1,605,306)		(629,431)		(1,290,027)		(1,491,206)		(175,130)		(2,956,364)

Net cash flows (used in) provided by operating activities	427,729		1,648,181		(629,431)		1,446,479		(1,616,580)		(147,258)		(317,360)

Investing activities:
Investments in:
Property and equipment			(69,037)				(69,037)		(26,428)				(95,465)
Restricted cash	(6,533)						(6,533)		5,236				(1,297)
Net cash flows used in investing activities	(6,533)		(69,037)				(75,570)		(21,192)				(96,762)

Financing activities:
Net Proceeds from affiliates	(3,051,905)		833,374		629,431		(1,589,100)		1,441,841		147,258
Short-term (payments) borrowings, net	(585,434)		(1,259,758)				(1,845,192)		172,936				(1,672,256)
Proceeds from long-term borrowings	3,232,500		908,219				4,140,719		27,285				4,168,004
Repayments of long-term borrowings			(84,468)				(84,468)						(84,468)
Share repurchased for employee stock option plan	(15,224)						(15,224)						(15,224)
Net cash flows provided by (used in) financing activities	(420,063)		397,367		629,431		606,735		1,642,062		147,258		2,396,056

Net increase (decrease) in cash and cash equivalents	1,133		1,976,511				1,977,644		4,290				1,981,934
Cash and cash equivalents at the beginning of the year	435		1,009,895				1,010,330		129,810				1,140,140
Cash and cash equivalents at the end of the year	Ps.	1,568	Ps.	2,986,406	Ps.		Ps.	2,987,974	Ps.	134,100	Ps.		Ps.	3,122,074

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2008

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	816,471	Ps.	1,040,585	Ps.	(1,327,576)	Ps.	529,481	Ps.	74,498	Ps.	1,934	Ps.	605,913
Non-cash items:
Depreciation			273,349				273,349		50,378				323,727
Equity income in subsidiaries	(2,004,466)		676,891		1,327,576
Deferred income tax and statutory profit-sharing	44,803		147,800				192,603		(42,412)				150,191
Amortization	91,054						91,054						91,054
Exchange (gain) loss	714,347		(900)				713,447		2,053				715,500
Changes in valuation effects of derivative instruments	313,962						313,962						313,962
Changes in operating assets and liabilities	317,423		(6,503,903)		555,216		(5,631,264)		(480,118)		107,656		(6,003,726)

Net cash flows (used in) provided by operating activities	293,594		(4,366,178)		555,216		(3,517,368)		(395,601)		109,590		(3,803,379)

Investing activities:
Investments in:
Property and equipment			(478,975)				(478,975)		(96,404)				(575,379)
Restricted cash									28,045				28,045
Net cash flows used in investing activities			(478,975)				(478,975)		(68,359)				(547,334)

Financing activities:
Net Proceeds from affiliates	(2,918,449)		3,023,299		(555,216)		(450,366)		559,956		(109,590)
Short-term (payments) borrowings, net	600,000		543,732				1,143,732						1,143,732
Proceeds from long-term borrowings	2,078,000		299,795				2,377,795						2,377,795
Repayments of long-term borrowings	(54,434)		(180,167)				(234,601)		(2,907)				(237,508)
Net cash flows provided by (used in) financing activities	(294,883)		3,686,659		(555,216)		2,836,560		557,049		(109,590)		3,284,019

Net increase (decrease) in cash and cash equivalents	(1,289)		(1,158,494)				(1,159,783)		93,089				(1,066,694)
Cash and cash equivalents at the beginning of the year	1,724		2,168,389				2,170,113		36,721				2,206,834
Cash and cash equivalents at the end of the year	Ps.	435	Ps.	1,009,895	Ps.		Ps.	1,010,330	Ps.	129,810	Ps.		Ps.	1,140,140

A summary of the adjustments to the preceding tables from amounts previously reported is presented as follows:

	Parent Company	Wholly-owned guarantor subsidiaries	Eliminations	Parent Company and wholly owned guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
2010

Investment in shares	160,441	—	(350,366)	(189,925)	189,925	—	—
Trade accounts receivable net					(994,333)	(994,333)	—
Trade accounts payable					994,333	994,333
Deferred tax assets	69,985	602,729	—	672,714	106,554	(779,268)
Deferred tax liabilities	(69,985)	(602,729)	—	(672,714)	(106,554)	779,268

Equity- December 31	(160,441)	—	350,366	189,925	436	(190,361)	—

Net income	(135,762)	—	135,762	—	1,792,156	(1,792,156)	—

Net cash from operating activities	(2,457,570)	4,881,307	1.080,005	3,503,742	(4,115,420)	611,678	—
Net cash from financing activities	2,457,570	(4,881,307)	(1,080,005)	(3,503,742)	4,115,420	(611,678)	—

2009

Investment in shares	(2,029,087)	—	1,907,341	(121,746)	—	121,746	—
Deferred tax assets	—	(405,816)	(64,555)	(470,371)	(89,773)	560,144	—
Deferred tax liabilities	—	405,816	64,555	470,371	89,773	(560,144)	—

Equity- December 31	2,029,087	—	(1,907,341)	121,746	(63,134)	(58,612)	—

Net income	(264,058)	560,139	(296,081)	—	—	—	—

Net cash from operating activities	1,086,384	(485,605)	1,353,063	1,953,842	(2,169,727)	215,885	—
Net cash from financing activities	(1,086,384)	485,605	(1,353,063)	(1,953,842)	2,169,727	(215,885)	—

2008

Net income	(692,372)	536,255	156,117	—	—	—	—

Net cash from operating activities	(10,006,983)	10,499,391	1,509,069	2,001,477	(2,239,541)	238,064	—
Net cash from financing activities	10,006,983	(10,499,391)	(1,509,069)	(2,001,477)	2,239,541	(238,064)	—