Form 20-F/A
period 2010-12-31
Homex Development Corp.
filed 2011-10-11
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

20-F/A 2010

EXPLANATORY NOTE

Amendment No. 2

This Annual Report on Form 20-F/A is being filed as Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

This Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 is being filed to include the required certifications pursuant to Section 302 of the Sarbanes-Oxley Act 2002, including Exhibits 12(a)(1) and 12(a)(2), respectively, as opposed to including such certifications by reference.

Except as described above, no other change has been made since we filed Amendment No. 1 to our annual report on Form 20-F/A. The filing of this Amendment No. 2 should not be understood to mean that any statements contained herein have been updated to reflect developments as of any date subsequent to June 29, 2011, except for Note 32 as to which the date is September 16, 2011 pursuant to Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

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

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ***

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. ****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ***

2(b)(5)	Indenture relating to 9.5% Senior Guaranteed Notes dated December 8, 2009 by and between us, as Issuer, and the Bank of New York, as Trustee. ++

8	List of Principal Subsidiaries.+++

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated October 10, 2011.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated October 10, 2011.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated October 10, 2011.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

****	Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

+	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2010. Incorporated herein by reference.

+++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2011. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its annual report on Form 20-F/A on its behalf.

DESARROLLADORA HOMEX, S.A.B.

DE C.V.

/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer

Dated: October 10, 2011

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