Form 20-F
period 2011-12-31
Homex Development Corp.
filed 2012-04-30
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

For the transition period from                       to

Commission file number: 1-32229

Desarrolladora Homex, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Homex Development Corp.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Boulevard Alfonso Zaragoza M. 2204 Fracc. Bonanza 80020 Culiacán, Sinaloa, Mexico Telephone: (52667) 758-5800
(Address of principal executive offices)

Vania Fueyo Zarain Boulevard Alfonso Zaragoza M. 2204 Fracc. Bonanza 80020 Culiacán, Sinaloa, Mexico Telephone: (52667) 758-5800 vfueyo@homex.com.mx
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

334,856,530 common shares, without par value

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

*Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

Throughout this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “the Company” and “Homex” refer to Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries.

Financial Information

This annual report includes our audited consolidated financial statements as of December 31, 2010 and 2011 and for each of the three years ended December 31, 2009, 2010 and 2011.  Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in Mexican pesos.

As described in Note 3a) to our audited consolidated financial statements, during the year ended December 31, 2011, we adopted certain new MFRS.  As required by MFRS, these adoptions were applied retrospectively into the December 31, 2010 consolidated balance sheet presented for comparability purposes in the audited financial statements, representing reclassifications within the current asset category of the balance sheet and within operating cash flow categories in the statement of cash flow.

We prepare our financial statements in pesos and in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera ), referred to as “MFRS”, as issued by the Mexican Financial Information Standards Board (Consejo Mexicano de Normas de Información Financiera), referred to as “CINIF”, which differ in certain significant respects from accounting principles generally accepted in the United States, referred to as US GAAP.  See Notes 28 through 30 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our total net income and total equity according to MFRS to consolidated net income, and consolidated equity according to US GAAP.

Effective January 1, 2008 we adopted MFRS B-10, Effects of Inflation.  Based on this Standard, we did not recognize the effects of inflation in our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation for the three preceding years is 26% or more, in which case, the effects of inflation must be recognized in the financial statements.  Based on this standard, the economic environment in Mexico in 2011, 2010 and 2009 is considered non-inflationary because inflation over 2009, 2010 and 2011 was less than 26%.  Accordingly, our financial information for 2011, 2010 and 2009 was prepared without recognizing the effects of inflation. The three-year cumulative inflation in both of our foreign locations (Brazil and India) is also less than 26% through December 31, 2011. Accordingly, the financial statements as of December 31, 2011, 2010 and 2009 have been presented based on nominal pesos without including the effects of inflation.

Pursuant to MFRS, prior to January 1, 2010, we recognized revenues from the sale of homes based on the percentage-of-completion method of accounting, which required us to recognize revenues measured by the percentage of actual costs incurred to total estimated costs for each development and each project.

In December 2008, Interpretation of Mexican Financial Reporting Standards (“IMFRS”) 14 was issued by the CINIF to complement Bulletin D-7, Construction Agreements and Manufacturing of Certain Capital Assets.  This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub-contractors.

Due to the application of this Interpretation, effective January 1, 2010, we stopped recognizing revenues, costs and expenses based on the percentage-of-completion method and instead implemented the accounting methods required by this Interpretation.  Revenue and cost recognition more closely approximate what is often referred to as a “completed contract method” (or the “deposit accounting method”) in which revenues, costs and expenses should be recognized when all of the following conditions are fulfilled:

•                                          we have transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership;

•                                          we do not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor do we retain the effective control of the sold assets;

•                                          the revenues amount can be estimated reliably;

•                                          it is probable that we will receive the economic benefits associated with the transaction; and

•                                          the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and signing by us, the customer and (if applicable) the lender the legal contracts and deeds of ownership (escritura) over the property.  At that time, the customer would have the legal right to take possession of the home.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods with the presentation of 2010 consolidated financial statements as required by MFRS B-1 Accounting Changes and Error Corrections.

Additionally, pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, Mexican companies with securities listed on a Mexican securities exchange, including Homex, must report their financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  We will adopt IFRS as of December 31, 2012, with a Transition Date to IFRS of January 1, 2011. Accordingly, as of January 1, 2011, we adopted IFRS 1, “First time Adoption of International Financial Reporting Standards”. Consequently the last financial statements prepared under MFRS are the ones as of December 31, 2011 presented herein. A summary of the principal accounting policies changes and estimated effects of IFRS on our financial statements is described in the Note 27 to our audited consolidated financial statements.  As disclosed in Note 27, those IFRS figures are preliminary in nature, and subject to change.

Our consolidated financial information for the year ended December 31, 2011 will be restated in IFRS as part of the requirements of IFRS 1 to present comparative periods to the first IFRS annual financial statements.

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

Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.13.9787 to US$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2011.  On April 27, 2012, the noon buying rate for pesos published by the Federation Official Gazette (Diario Oficial de la Federación) was Ps.13.1667 to US$1.00.  See “Item 3. Key Information—Exchange Rate Information.”

Unless otherwise indicated, references to UDIs are to UDIs at Banco de México’s UDI conversion rate of Ps.4.691316 per UDI on December 31, 2011.  On April 27, 2012, the UDI conversion rate was 4.761698 per UDI.

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

MARKET SHARE AND OTHER INFORMATION

Other Information Presented

The standard measure of area in the real estate market in Mexico is the square meter (m²).  Unless otherwise specified, all units of area shown in this annual report are expressed in terms of square meters, acres or hectares.  One square meter is equal to approximately 10.764 square feet.  Approximately 4,047 square meters (or 43,562 square feet) are equal to one acre and one hectare is equal to 10,000 square meters (or approximately 2.5 acres).

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

•                                          statements about our future economic performance or that of Mexico or elsewhere where we operate or plan to operate; and

•                                          statements of assumptions underlying these statements.

You should not place undue reliance on forward-looking statements, which are based on current expectations.  Forward-looking statements are not guarantees of performance.  They involve risks, uncertainties and assumptions.  Our future results may differ materially from those expressed in forward-looking statements.  Many of the factors that will determine these results and values are beyond our ability to control or predict.  All forward -looking statements and risk factors included in this annual report are made as of the date on the front cover of this annual report, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

RECENT DEVELOPMENTS

On January 31, 2012, the first drawdowns were made under the Morelos Loan and the Chiapas Loan.  The drawdowns were made in the aggregate principal amount of approximately Ps.422.7 million under the Morelos Loan and approximately Ps.480.0 million under the Chiapas Loan.  See “Item 4. Information on the Company—Business Overview— Infrastructure Division.” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Prison Project Financing Loans.”

On February 2, 2012, we issued US$400 million of Senior Guaranteed Notes due 2020 with a coupon rate of 9.750%, payable semiannually.  The proceeds from the issuance of the notes were used to prepay in full the Deutsche Bank Credit Agreement on February 17, 2012 and the Credit Suisse Credit Agreement on February 16, 2012, respectively.

As of February 16, 2012, we entered into a principal-only swap in order to hedge the foreign exchange risk associated with the principal amount of our US$400 million of Senior Guaranteed Notes due 2020 at a rate of Ps.12.88 per U.S dollar through 2020 and at an average weighted cost of 3.79%.

On March 21, 2012, we and Arendal amended the Makobil shareholders’ agreement. That amendment includes an agreement whereby we will ultimately purchase Arendal’s 76% ownership interest in Makobil for a total of Ps. 1,106,508. Execution of this purchase, payment of the purchase price, and transfer of share ownership will occur after completion of construction of the prison complex.  At that time, the purchase price may also be deferred up to another 30 months, along with interest at 12% per annum with ultimate share ownership occurring when payments have been made.

The agreement also calls for the transfer of day-to-day operational control of Makobil to us from March 21, 2012. We anticipate consolidating Makobil in 2012. At the date that we begin consolidating Makobil, we will derecognize our equity method investment, recording a gain between the then fair value of the equity method investment and its carrying value.  We will also apply purchase accounting to the net assets consolidated. We have yet to estimate the impact of such accounting. See “Item 4. Information on the Company—Business Overview— Infrastructure Division.” and Notes 7 and 26 to our audited consolidated financial statements.

As of March 23, 2012, we entered into three capped forwards in order to hedge the first three interest payments for the US$400 million of Senior Guaranteed Notes due 2020. These instruments have a strike price of Ps. 13.22 per U.S. dollar, with a cap of Ps. 17.00 per U.S. dollar. These are zero cost instruments. The settlement dates of these instruments are September 25, 2012, March 25, 2013, and September 25, 2013.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated.  Information as of December 31, 2010 and 2011 and for each of the three years ended December 31, 2009, 2010 and 2011 is derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1.  Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in pesos.

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

As described in Note 3a) to our audited consolidated financial statements, during the year ended December 31, 2011, we adopted certain new MFRS.  As required by MFRS, these adoptions were applied retrospectively into the December 31, 2010 consolidated balance sheet presented for comparability purposes in the audited financial statements, representing reclassifications within the current asset category of the balance sheet and within operating cash flow categories in the statement of cash flow.

Pursuant to MFRS, and the adoption of IMFRS 14, as of January 1, 2010, we use what is often referred to as “completed contract method” (or the “deposit accounting method”) of accounting for revenues and costs.  For more information on the completed contract method of accounting and how it differs from U.S. GAAP, see “Presentation of Financial Information.”   IMFRS 14 has been retrospectively adopted from January 1, 2008 in the MFRS consolidated financial statements. Because we are not required to re-file our 2007 MFRS consolidated financial statements with our local Mexican regulator with the inclusion of IMFRS 14, and because we believe that it would entail unreasonable effort and expense to compile MFRS selected financial data for 2007, such amounts have been excluded from presentation below.  However, as we have previously reconciled our MFRS financial information to US GAAP for all periods, we continue to report US GAAP selected financial data for all periods presented below.

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

For additional information regarding financial information presented in this annual report, see “Presentation of Financial Information.”

Homex Selected Consolidated Financial Information

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of Mexican Ps., except as otherwise specified)
Statement of Operations Data:
Mexican Financial Reporting Standards:
Revenues (1)	21,853,279	19,652,309	17,476,489	14,725,828	*
Cost of sales (5)	16,165,752	13,727,484	12,285,836	10,356,329	*
Gross profit	5,687,527	5,924,825	5,190,653	4,369,499	*
Selling and administrative expenses	2,767,974	2,980,379	2,471,680	2,303,402	*
Income from operations	2,919,553	2,944,446	2,718,973	2,066,097	*
Other (expenses) income, net (4)	(344,867)	(142,765)	5,320	(140,238)	*
Net comprehensive financing cost (2) (5)	394,804	314,742	148,511	508,673	*
Income before income taxes	2,179,882	2,486,939	2,575,782	1,417,186	*
Income tax expense	865,940	906,997	994,389	456,256	*
Consolidated net income	1,313,942	1,579,942	1,581,393	960,930	*
Net income of controlling interest	1,304,414	1,511,763	1,565,869	926,635	*
Net income of non-controlling interest	9,528	68,179	15,524	34,295	*
Weighted average shares outstanding (in thousands)	334,700	334,748	334,830	334,870	*
Basic and diluted controlling interest earnings per share (in pesos)	3.90	4.52	4.68	2.77	*
Basic and diluted controlling interest earnings per ADS (3) (in pesos)	23.40	27.12	28.08	16.62	*
US GAAP:
Revenues (1)	21,760,926	19,628,540	17,615,888	14,884,701	13,849,728
Cost of sales	15,884,983	13,754,383	12,658,080	10,398,464	9,814,725
Gross profit	5,875,943	5,874,157	4,957,808	4,486,237	4,035,003
Income from operations (4)	3,070,596	2,955,455	2,527,445	2,108,793	2,116,650
Consolidated net income	942,116	2,045,616	1,500,006	605,913	1,604,144
Net income (loss) of non-controlling interests	9,528	68,179	(11,351)	38,131	128,612
Net income of controlling interests	932,588	1,977,437	1,511,357	567,782	1,475,532
Weighted average shares outstanding (in thousands)	334,700	334,748	334,830	334,870	335,688
Basic and diluted controlling interest earnings per share (in pesos)	2.79	5.91	4.51	1.70	4.40
Basic and diluted controlling interest earnings per ADS (3) (in pesos)	16.74	35.46	27.06	10.20	26.40

	As of and for the Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of Mexican Ps., except as otherwise specified)
Balance Sheet Data:
Mexican Financial Reporting Standards:
Cash and cash equivalents	3,992,653	3,435,222	3,251,416	1,268,185	*
Trade accounts receivable, net	1,993,023	1,975,203	519,474	1,275,486	*
Total current assets	25,572,682	23,274,473	16,645,875	15,755,207	*
Land held for future development and construction-in-process	12,859,328	10,591,499	11,765,197	9,254,469	*
Property and equipment, net	786,137	1,002,572	1,110,582	1,402,928	*
Total assets	41,372,301	36,641,484	31,221,548	27,941,432	*
Current debt and current portion of long-term debt	3,662,357	1,728,513	270,595	1,417,404
Current portion of long-term capital leases	188,937	169,604	108,437	89,255	*
Total current liabilities	11,584,101	8,280,762	6,349,619	8,742,417	*
Long-term debt	11,357,909	10,787,601	9,460,163	5,990,119	*
Financial derivative instruments	12,226	508,160	119,084	—	*
Long-term capital leases	154,933	235,430	254,679	314,639	*
Long-term land suppliers	—	41,441	74,569	405,426	*
Total long-term liabilities	16,100,722	16,040,211	13,966,117	9,750,374	*
Total liabilities	27,684,823	24,320,973	20,315,736	18,492,791	*
Common stock	528,011	528,011	528,011	528,011	*
Total equity	13,687,478	12,320,511	10,905,812	9,448,641	*
Total liabilities and equity	41,372,301	36,641,484	31,221,548	27,941,432	*

	As of and for the Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of Mexican Ps., except as otherwise specified)
US GAAP:
Cash and cash equivalents	3,860,350	3,307,692	3,122,074	1,140,140	2,206,834
Restricted cash	132,303	127,530	129,342	128,045	156,090
Trade accounts receivable, net	1,816,065	1,759,944	321,736	1,016,172	600,655
Total current assets	25,148,134	23,496,997	17,751,648	17,414,199	13,850,381
Land held for future development and construction-in-process	12,859,328	10,591,499	10,912,389	9,254,469	7,091,074
Property and equipment, net	1,160,215	1,376,650	1,110,582	1,402,928	1,155,729
Total assets	41,716,603	37,428,778	30,975,025	30,136,052	23,941,142
Total current liabilities	15,881,987	12,875,279	10,625,255	14,274,158	11,054,629
Long-term liabilities	12,528,210	12,249,288	9,925,107	6,827,855	4,510,319
Total equity	13,306,406	12,304,211	10,424,663	9,034,039	8,376,194
Other Financial Data:
Mexican Financial Reporting Standards:
Depreciation	352,666	362,351	371,402	323,727	*
Gross margin (6)	26.0%	30.1%	29.7%	29.7%	*
Operating margin (7)	13.4%	15.0%	15.6%	14.0%	*
Net margin (8)	6.0%	8.0%	9.0%	6.5%	*
Other Financial Data:
Adjusted EBITDA (9)	4,721,623	4,104,084	3,768,335	3,103,800	*
Net debt (10)	11,259,861	9,375,623	6,755,935	6,468,708	*
Ratio of total debt to total equity	111.4%	104.0%	91.8%	81.9%	*
Ratio of total debt to total assets	36.9%	35.0%	32.1%	27.7%	*
US GAAP:
Gross margin (6)	27.0%	29.9%	28.1%	30.1%	29.1%
Operating margin (7)	14.1%	15.1%	14.3%	14.2%	15.2%
Net margin (8)	4.3%	10.4%	8.5%	4.1%	11.6%
Other Financial Data:
Adjusted EBITDA (9)	2,300,744	3,649,371	3,196,530	1,357,188	2,855,834

(*) Because we were not required to re-file our 2007 MFRS consolidated financial statements with our local Mexican regulator with the inclusion of IMFRS 14, and because we believe that it would entail unreasonable effort and expense to compile MFRS selected financial data for 2007, such amounts have been excluded from the selected financial data presentation.

(1)                                The majority of sales are recognized using a completed contract method (or the “deposit accounting method”), which means when title passes to the homebuyer and the homebuyer has the legal right to occupy the home.

(2)                                Represents interest income, interest expense, valuation effects of financial derivative instruments and foreign exchange gains and losses.

(3)                                Assumes all common shares are represented by ADSs.  Each ADS represents six common shares.  Any discrepancies between per share and per ADS amounts in the tables are due to rounding.

(4)                                Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other income (expenses), net under MFRS.

(5)                                Interest capitalized as part of the cost of inventories is included in cost of sales under US GAAP and MFRS.  Due to the application of MFRS D-6 during 2011, 2010 and 2009, the net comprehensive financing cost capitalized (CFC) related to qualified assets for the same periods was Ps. 2,289,540, Ps. 965,008 and Ps.563,154, respectively, of which Ps. 1,363,295 (of which Ps. 968,759 is related to the current year CFC and Ps. 394,536 is related to prior years). Ps.758,332 (of which Ps.432,819 is related to the current year CFC and Ps.325,513 is related to prior years) and Ps.537,431 (of which Ps.239,597 is related to the current year CFC and Ps.297,834 is related to prior years) related to inventories sold and subsequently were applied to cost of sales of the same periods, respectively.  The average period for the amortization of the capitalized comprehensive financing cost is 15 months.  The annual capitalization rates are 15.75%, 8.50% and 6.50%, respectively.

(6)                                Represents gross profit divided by total revenues.

(7)                                Represents operating income divided by total revenues.

(8)                                Represents net income divided by total revenues.

(9)                                Adjusted EBITDA is not a financial measure computed under Mexican or US GAAP.  Adjusted EBITDA derived from our MFRS financial information means MFRS net income excluding (i) depreciation and amortization; (ii) CFC (which are composed of net interest expense (income), foreign exchange gain or loss and valuation effects of derivative instruments including CFC capitalized to inventory that is subsequently charged to cost of sales); (iii) other expenses related to provision for tax surcharges; and (iv) income taxes and employee statutory profit-sharing.

Adjusted EBITDA derived from our U.S. GAAP financial information means US GAAP net income excluding (i) depreciation and amortization; (ii) interest expense and inflation effect; and (iii) income taxes.  Adjusted EBITDA does not exclude interest income (Ps. 79,319 in 2011, Ps. 57,088 in 2010, and Ps. 52,203 in 2009).

Adjusted EBITDA under MFRS excludes the effect of CFC capitalized to inventory that is subsequently charged to cost of sales.  Our computation of Adjusted EBITDA under US GAAP includes such expense in the computation of Adjusted EBITDA for all periods.

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

Reconciliation of Consolidated Net Income to Adjusted EBITDA Computed from Our MFRS Financial Information

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of Mexican Ps., except as otherwise specified)
Consolidated net income	1,313,942	1,579,942	1,581,393	960,930	*
Depreciation and amortization	432,237	362,351	371,402	323,727	*
Net comprehensive financing cost	394,804	314,742	148,511	508,673	*
Other expenses	285,525	136,193	44,155	30,312	*
Amortization of Beta trademark	—	45,527	91,054	91,054	*
Employee statutory profit-sharing	65,880	—	—	70,768	*
Comprehensive financing cost capitalized and subsequently charged cost of sales	1,363,295	758,332	537,431	662,080	*
Income taxes	865,940	906,997	994,389	456,256	*
Adjusted EBITDA	4,721,623	4,104,084	3,768,335	3,103,800	*

Reconciliation of Consolidated Net Income to Adjusted EBITDA Computed from Our US GAAP Financial Information

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of Mexican Ps., except as otherwise specified)
Net income attributable to the controlling interest	932,588	1,977,437	1,511,357	567,782	1,475,532
Depreciation and amortization	432,237	362,351	371,402	323,727	196,307
Interest expense and inflation effect	216,512	176,996	188,173	85,926	439,971
Amortization of backlog (intangible)	—	—	—	—	16,747
Amortization of Beta trademark	—	45,527	91,054	91,054	92,958
Income taxes	719,407	1,087,060	1,034,544	288,699	634,319
Adjusted EBITDA	2,300,744	3,649,371	3,196,530	1,357,188	2,855,834

(10)                            Net debt is not a financial measure computed under MFRS.  We compute net debt as the sum of all debt  and capital leases (not including interest payable) less cash and cash equivalents, each of which is computed in accordance with MFRS. We use net debt as a measure of our total amount of leverage, as it gives effect to cash accumulated on our balance sheets.  We believe net debt provides useful information to investors because it reflects our actual debt as well as our available cash and cash equivalents that could be used to reduce this debt.  Net debt has certain material limitations in that it assumes the use of our cash and cash equivalents to repay debt that is actually still outstanding and not to fund operating activities or for investment.

Reconciliation of Total Debt to Net Debt Derived from Our MFRS Financial Information

	As of December 31,
	2011	2010	2009
	(In thousands of Mexican Ps., except as otherwise specified)
Current portion of long-term debt	3,550,735	1,618,210	184,072
Current portion of long-term leases	188,937	169,604	108,437
Long-term debt and long-term capital leases	11,512,842	11,023,031	9,714,842
Total debt	15,252,514	12,810,845	10,007,351
Cash and cash equivalents	3,992,653	3,435,222	3,251,416
Net debt	11,259,861	9,375,623	6,755,935

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

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate between the peso and U.S. dollar.  The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on the exchange rates published by Banco de México.  All amounts are stated in pesos, and we have not restated the rates in constant currency units.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate (Ps. per US$)
Years Ended December 31,	Low (1)	High (1)	Average (2)	Period - End
2009	12.60	15.37	13.50	13.06
2010	12.16	13.18	12.63	12.35
2011	11.50	13.99	12.42	13.98

Month Ended
December 31, 2011	13.48	13.99	13.75	13.98
January 31, 2012	12.93	13.95	13.46	13.01
February 29, 2012	12.65	13.01	12.79	12.86
March 31, 2012	12.63	12.98	12.76	12.85
April 30, 2012 (through April 29)	12.73	13.23	13.06	13.21

(1)                                  Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)                                  Average of daily rates.

On April 29, 2012, Banco de México’s UDI conversion rate was Ps. 4.759047 per UDI.

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

RISK FACTORS

Risk Factors Related to Our Business

Decreases in the amount of mortgage financing provided by Mexican housing funds on which we depend, or disbursement delays, could result in a decrease in our sales and revenues

The home building industry in Mexico has been characterized by a significant shortage of mortgage financing.  Historically, the limited availability of financing has restricted home building and contributed to the current shortage of affordable entry-level housing.  Substantially all financing for affordable entry-level housing in Mexico is provided by government housing-dedicated entities established for this purpose (“Mexican Housing Funds”) such as:

•                  the Mexican National Workers’ Housing Fund Institute, or “Infonavit” (Instituto del Fondo Nacional de la Vivienda para los Trabajadores), which is financed primarily through mandatory contributions from the gross wages of private sector workers, and securitization of mortgages in the capital markets;

•                  the Mexican Social Security and Services Institute of the Public-Sector Workers’ Housing Fund, or “Fovissste” (Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado), which is financed primarily through mandatory contributions from the gross wages of public sector workers; and

•                  public mortgage providers such as the Mexican Federal Mortgage Bank, or “SHF” (Sociedad Hipotecaria Federal, S.N.C., Institución de Banca de Desarrollo), which is financed through its own funds as well as funds provided by the World Bank and a trust managed by Banco de México.

See “Item 4. Information on the Company—Business Overview—The Mexican Housing Market.”

The amount of funding available and the level of mortgage financing from these sources is limited and may vary from year to year.

These Mexican Housing Funds have significant discretion in terms of the allocation and timing of disbursement of mortgage funds.  We depend on the availability of mortgage financing provided by these Mexican Housing Funds for substantially all of our sales of affordable entry-level housing, which represented 77.6% of our revenues for 2011 and 67.6% of our revenues for 2010.

Accordingly, our financial results are affected by policies and administrative procedures of Infonavit, Fovissste, SHF, and a federal housing subsidy program administered by CONAVI, as well as by the Mexican federal government’s housing policy.  Infonavit and Fovissste have continued to be the main source of financing for affordable entry-level clients in past years.  The future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of Infonavit, the geographic allocation of mortgage financing, that could result in a decrease in revenues.  We cannot assure you that the Mexican government housing policies will not change as a result of Mexican federal elections in 2012.

Disruptions in the operations of these Mexican Housing Funds, which could occur for any reason, may occur and result in a decrease in our sales and revenues.  During 2011, disruptions included a delay in the disbursement of Mexican federal government subsidies in certain cities delaying the timing by which Infonavit commits to closing a transaction, and a slowdown in the collection process through Fovissste, as a result of administrative changes at the fund.

Decreases or delays in the amount of funds available from Infonavit, Fovissste, SHF or other sources, or substantially increased competition for these funds, could result in a decrease in our sales and revenues.  These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

The current administration of President Felipe Calderón initiated a National Housing Program (Programa Nacional de Vivienda) 2007-2012, through which the Mexican federal government expects that Mexican Housing Funds will provide six million mortgages by 2012, mainly to low-income families.  As of the year ended December 31, 2011, 1,009,650 mortgages were granted pursuant to various housing programs, including subsidies and mortgages granted by commercial banks and others, from the Mexican federal government’s target of granting 1.1 million mortgages during 2011.

Our infrastructure division faces risks related to financing the projects, performance requirements and completion schedules, which could adversely affect us.  The subsidiaries participating in the correctional facility construction and servicing have been designated as “unrestricted.”  See “Item 4. Information on the Company—Business Overview— Infrastructure Division.”

We are responsible for the contribution of equity to and financing of the construction of our correctional facility project and have guaranteed its completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels.  However, adherence to these schedules may not be possible.  The failure to meet any schedule or performance requirements for any reason could result in costs that exceed projected profit margins.  We cannot assure you that the financial penalties stemming from our failure to meet guaranteed acceptance dates or achievement of acceptance and performance testing levels would not have an adverse effect on our financial condition and results of operations.

The performance of our infrastructure division is also tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for additional contracts.  Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy.  A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, including as a result of the 2012 federal election, or for other reasons may have an adverse effect on our financial condition and results of operations.  See “—Political Events in Mexico May Result in Disruptions to Our Business Operations and Decreases in Our Sales and Revenues.”

A slowdown in the Mexican economy could limit the availability of private-sector financing in Mexico, on which we depend for our sales of middle-income housing, which could result in a decrease in our sales and revenues

One of our continued strategies is to maintain an exposure of our operations in the middle-income and residential markets while maintaining our margins and without adversely affecting our financial condition.  Our expansion and exposure into these markets depends on private sector lenders, such as commercial banks and Limited Purpose Financing Companies and Multiple Purpose Financing Companies (Sociedades Financieras de Objeto Limitado y Sociedades Financieras de Objeto Múltiple,  or “Sofoles” and “Sofomes”), which provide a substantial majority of mortgage financing for the middle-income market.  The availability of private sector mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations.  From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico.  However, during the same period a number of Sofoles were formed, serving the mostly middle-income market.  Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand.  However, unfavorable general economic conditions, such as the recession and economic slowdown during 2009 in the United States have negatively affected the Mexican economy and the availability of private sector mortgage financing.  As a result, commercial lenders tightened their criteria for mortgage origination.  Additionally, Sofoles and Sofomes faced liquidity constraints due to increased exposure to non-performing loans.  As a result, since 2009, we decreased our exposure to the middle-income market as Sofoles and Sofomes have continued to face liquidity constraints.  During 2011, mortgages for the middle-income market continued to be constrained, as commercial banks and Sofoles continued to be the main source of financing to the middle-income market.  As of December 31, 2011, financing for this segment of the market continued to be supported by co-financing products through Infonavit and Fovissste.  During 2011, Infonavit co-financed products represented 10.0% of total mortgages placed or 50,129 mortgages compared to 19.7% or 93,727 mortgages during 2010.  A prolonged economic slowdown in Europe, the United States and Mexico could result in reduced profitability and negatively affect our financial performance.

Our strategy for expansion in the tourism/resort housing market may be affected by a slowdown in U.S. general economic conditions, which could adversely affect our business or our financial results

The tourism/resort homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing, and interest rate levels.  Adverse changes in any of these conditions, or in the markets where our targeted clients operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes in the tourism/resort housing markets, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition.  However, we believe that our targeted customers consist of an exclusive sector of senior U.S. and Canadian residents, for whom the availability of financing is not a key requisite for purchasing a second home.  Nonetheless, we anticipate a continued softer demand from our targeted customers as a result of the economic slowdown that began in 2008.

We experience significant seasonality in our results of operations

The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of Infonavit and Fovissste.  Payment by these lenders for home deliveries is typically slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter.  We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified homebuyer in a particular development.  Accordingly, we tend to recognize significantly higher levels of revenue in the third and fourth quarters and our debt levels tend to be highest in the first and second quarters.  We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future.

We may experience difficulty in finding desirable land tracts or increases in the price of land may increase our cost of sales and decrease our earnings

Our continued growth depends in large part on our ability to continue to be able to acquire land and to do so at a reasonable cost.  If more developers enter or expand their operations in the Mexican home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand or decreased supply.  A resulting rise in land prices may increase our cost of sales and decrease our earnings.  We may not be able to continue to acquire suitable land at reasonable prices in the future.

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

Loss of the services of our key management personnel could result in disruptions to our business operations

Our management and operations are dependent in large part upon the contributions of a small number of key senior management personnel, including Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, and Gerardo de Nicolás Gutiérrez, our Chief Executive Officer.  We do not have employment or non-compete agreements with or maintain key-man life insurance in respect of either of these individuals.  Because of their knowledge of the industry and our operations and their experience with us, we believe that our future results will depend upon their efforts, and the loss of the services of either of these individuals for any reason could adversely affect our business operations.

Competition from other home builders could result in a decrease in our sales and revenues

The home building industry in Mexico is highly competitive.  Our principal competitors include public companies like Corporación GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V., URBI Desarrollos Urbanos, S.A.B. de C.V. and SARE, S.A.B. de C.V.  Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land.  Competition is likely to continue to decrease as some smaller and medium-sized homebuilding companies in Mexico are experiencing limited growth opportunities due to:   (1) their dependence on bridge loans and short-term credit lines; (2) increases in these companies’ interest rates for short-term credit lines; and (3) tighter lending restrictions from commercial banks to renew existing credit lines.  We may experience pressure to reduce our prices in certain regions if some of our competitors are forced to sell their inventory in distressed sales upon exiting the market.  In addition, competitive conditions may prevent us from achieving our goal of increasing our sales volume, or result in a decrease in our sales and revenues.

Adverse economic conditions in Mexico or in other emerging markets could adversely affect us

We currently maintain operations in Mexico and to a lesser extent in other emerging markets, such as Brazil.  We expect that in the future we will have additional operations in the countries where we currently operate or in other countries with similar political and economic conditions.  These emerging markets have a history of economic instability.  Our operations may be adversely affected by trade barriers, currency fluctuations and exchange controls, high levels of inflation and increases in duties, taxes and governmental royalties, as well as changes in local laws and policies of the countries in which we conduct business.  The governments of countries in which we operate, or may operate in the future, could take actions that materially adversely affect us.  Accordingly, our results of operations and financial condition depend upon the overall level of economic activity and political stability in these emerging markets.  Should economic conditions deteriorate in these countries or in emerging markets generally, our results of operations and financial condition may be adversely affected.

In addition, we cannot provide any assurance that international markets will provide similar demand for housing as Mexico, that we will have similar success selling the houses that we may develop in international markets, or that the necessary financing from private and public sources will enable the public in these international markets to purchase the supply of housing that we may develop in these markets, or that the necessary financing from private and public sources will enable the public in these international markets to purchase the supply of housing that we may develop.  As a result of our expansion into international markets, our profitability could be reduced and our financial performance could be negatively affected.

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

Changes to environmental laws and regulations to which we are subject could cause delays in construction and result in increased costs

Our operations are subject to Mexican federal, state and municipal environmental laws and regulations.  Changes to such environmental laws and regulations, or stricter interpretation or enforcement of such existing laws or regulations, could cause delays in construction and result in increased costs.

According to recent amendments to the General Environmental Protection Law (Ley General del Equilibrio Ecológico y la Protrección al Medio Ambiente) among other Federal laws, effective as of March 1, 2012 class actions may now be brought in federal courts in connection with civil actions on environmental matters.

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

Historically, Mexico has experienced high real and nominal interest rates.  As a result of the recession and economic slowdown in Mexico during 2009, Banco de México lowered its benchmark interest rate (“TIIE”) to 4.50% in an effort to encourage lending and stimulate the economy.  As a result, the interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federación) decreased to 4.31% during 2011.  In the short-term, it is not expected that Banco de México will increase its benchmark interest rate prior to early 2013.  Accordingly, if we incur peso-denominated debt in the future, it could be at high interest rates.

As a consequence of the global recession and economic slowdown during 2008, the Mexican economy entered into a recession.  In Mexico, GDP contracted 6.5% in 2009.  However during 2010, the Mexican economy recovered and grew 5.4%.  During 2011, the Mexican economy grew by 3.9%, and is expected to grow between 3.3% and 3.5% during 2012. Consumer confidence has improved to 90.8 as of December 31, 2011, as compared to an average of 86.3 during 2010.  The unemployment rate decreased to 4.51% as of December 31, 2011, compared to an average of 5.37% during 2010.  As of December 31, 2011, twelve month accumulated inflation had decreased to 3.82% as compared to 4.40% during the same period in 2010.  However, there can be no assurance that the positive trends witnessed in recent months will continue.  The Mexican economy’s inability to continue its nascent recovery from the recession could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand.  These factors could result in a decrease in our sales and revenues.

Fluctuations in interest rates could adversely affect our financial condition and results of operations

The mortgages for affordable entry-level and low middle-income housing are mostly provided by government housing dedicated agencies like Infonavit or Fovissste.  These institutions provide mortgages that have interest rates that are indexed to minimum wage growth.  In the case of lower-income workers, the interest rate on mortgages are subsidized.  However, the availability of mortgages to the high middle-income and upper-income housing markets depends upon fluctuations in interest rates and conditions of private mortgage providers.  Historically, when interest rates are high, fewer mortgages become available in Mexico in these housing markets as the mortgages become expensive, and the demand for bank, Sofoles and Sofomes mortgages falls.

As a result of the continued global financial crisis, the interest rates for mortgages from these institutions may increase significantly, causing demand for our products from these income segments to decrease.

In addition, fluctuations in interest rates affect our interest expense.  As of December 31, 2011, Ps.7,652 million, or 50% of our total indebtedness, accrued interest at variable rates, at an average spread rate over TIIE and Selic of 3.30% and 6.50%, respectively.  We may also incur indebtedness in the future that accrues interest at higher rates or we may be required to refinance our debt at variable rates.  Increases in interest rates could adversely affect our results of operations.

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

Political events in Mexico may result in disruptions to our business operations and decreases in our sales and revenues

The Mexican government exercises significant influence over many aspects of the Mexican economy.  In addition, we depend on Mexican government housing policy, especially with regard to the operation of the Mexican Housing Funds, for a large portion of our business.  As a result, the actions of the Mexican government concerning the economy and regulating certain industries could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices of and returns on Mexican securities.

Mexico’s next president to be elected in July 2012 may implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation, which could adversely affect our business.  Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could affect us and our ability to obtain financing.  It is also possible that political uncertainty may adversely affect Mexican financial markets.

Political events in Mexico, including events related to Mexico’s 2012 federal elections to elect a new President and Congress, may significantly affect Mexican economic policy and, consequently, our operations.  Political disagreements between the executive and the legislative branches could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy, including with respect to housing.  The political uncertainty involving Mexico’s 2012 federal elections or otherwise, could have a negative effect on the Mexican economy and the Mexican housing industry, which in turn could result in an adverse effect on our business.  We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results of operations.

Developments in other countries may result in decreases in the price of our securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of the levels of public debt, weakness of the economies, and other developments in the United States, Russia, India, Brazil, Greece, Italy, Portugal and Spain, among others.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States.  In particular, our consolidated financial statements are prepared in accordance with MFRS, which differ from U.S. GAAP (where we only provide on an annual basis a reconciliation of our financial statements under U.S. GAAP) and accounting principles adopted in other countries in a number of respects.  Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with other accounting principles.  We will begin to prepare and present our financial information under IFRS effective January

1, 2012, which also differs from U.S. GAAP in a number of respects.  We are still in the conversion process and we cannot assure you that once completed, our consolidated financial information under IFRS will not differ materially from that reported under MFRS; we are unable to provide a reliable estimate of the effects of adoption of IFRS on our consolidated financial statements.

Mexico has experienced a period of increasing criminal activity and such activities could affect our operations

Mexico has experienced periods of criminal activity, primarily due to activities of drug cartels.  In response, the Mexican government has implemented several security measures but despite efforts, drug related crimes continue to exist in Mexico.  The state of Sinaloa, where our corporate offices are located and we conduct a portion of our business, likewise has been affected by an increase in crime and violence.  These activities, their possible escalation and the violence associated with them may have a negative impact on the business environment in which we operate, and therefore on our financial condition and results of operations.

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

Future Sales of Our Shares by Our Principal Shareholders May Result in a Decrease in the Prices of Our Securities

Our principal shareholder, the de Nicolás family, holds 34.1% of our outstanding share capital.  Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange.  Our principal shareholders are not subject to any contractual restrictions that limit their right to dispose of their common shares.

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

Under the terms of the ADSs, you may instruct the depositary, Citibank, N.A., to vote the ordinary shares underlying the ADSs, but only if we request the depositary to ask for your instructions.  Otherwise, you will not be able to exercise your right to vote unless you withdraw the common shares underlying the ADSs and vote such common shares.  However, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send out or receive your voting instructions on time or carry them out in the manner you have instructed.  As a result, you may not be able to exercise your right to vote.

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

Minority Shareholders Have Different Rights Against Us, Our Directors, or Our Controlling Shareholders in Mexico

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States.  The grounds for shareholder derivative actions under Mexican law are extremely limited, which effectively bars most of these kinds of lawsuits in Mexico, therefore it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a U.S. company.

It May be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons

We are organized under the laws of Mexico.  A majority of our directors, executive officers and controlling persons reside outside the U.S.; all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside the U.S.; and certain of the experts named in this annual report also reside outside the U.S.  As a result, it may be difficult for you to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.  We have been advised by our Mexican counsel, González Calvillo, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

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

Our Company traces its origins to 1989 and established its current legal structure in 1998.  Beginning in 1999, various strategic investors and, in 2002, Equity International Properties, Ltd., or EIP, an entity affiliated with Equity Group Investments, L.L.C., made equity investments in our Company.  These strategic investors assisted us to develop and refine our operating and financial strategies.  On June 29, 2004 we obtained financing through a public equity offering and dual listing on the Bolsa Mexicana de Valores and the New York Stock Exchange.  Since our initial public offering, our annual revenues have grown 266%, and we have expanded our operations into four states and five cities in México, as well as two countries internationally.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments.  In the 2011, we spent Ps.38.55 million on capital expenditures, primarily to purchase construction equipment. In 2010 and 2009, we spent Ps.279.64 million and Ps.89 million, respectively, on capital expenditures, primarily to purchase construction equipment, support growth and partially fund our corporate headquarters. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Our Company

We are a vertically integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and tourism housing in Mexico and affordable entry-level housing in Brazil.  During 2011, units closed were 52,486 homes, an increase of 18.4% compared to 2010. During 2010 units closed were 44,347 homes, a decrease of 3.6% over 2009.  93.2% of our homes sold in 2011 and 89.2% of our homes sold in 2010 were in the affordable entry-level segment (including our operations in Brazil).

As of December 31, 2011, we had total land reserves under title of approximately 79.3 million square meters primarily in Mexico and including approximately 2.3 million square meters of land reserves for our operations in Brazil.  We estimate we could build approximately 407,064 affordable entry-level homes, approximately 29,924 middle-income homes and approximately 2,222 tourism homes on our land reserves.

We believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations in 142 developments under construction and in 35 cities located in 22 Mexican states, as well as three developments under construction in three cities located in two Brazilian states, as of December 31, 2011.  Furthermore, we believe our sales are not as concentrated in a limited number of areas as compared to our competitors.  For the year ended December 31, 2011, 30.09% of our revenues were derived from the Mexico City Metropolitan Area, 13.84% from the state of Jalisco and 9.60% from the state of Baja California Sur .

Our revenues under MFRS for the year ended December 31, 2011 and 2010 were Ps. 21,853.3 million (US$1,563.3 million) and Ps.19,652.3 million (US$1,405.9 million), respectively.  Our Adjusted EBITDA from our MFRS financial information for the year ended December 31, 2011 and 2010 were Ps. 4,721.6 million (US$337.8 million) and Ps.4,104.0 million (US$293.6 million), respectively.

In 2009, we commenced the development of a new infrastructure division after being invited by the Mexican federal government to participate in the construction process of certain federal correctional facilities through: (i) contracts with the government, (ii) construction sub-contracts with other companies who have been awarded government contracts, and (iii)  numerous other infrastructure projects for which we will act as a sub-contractor for federal and state governments.  We believe this division of our business is complementary to our homebuilding activities and will allow us to use our experience as a homebuilder to expand into other areas of construction and provide a new source of revenue.  See “Item 4. Information on the Company—Business Overview— Infrastructure Division.”

Our Products

Mexico’s developer built housing industry is divided into four tiers according to cost:  affordable entry-level, middle-income, residential and tourism.  We consider affordable entry-level homes to range in price between Ps.195,000 and Ps.540,000 (US$13,950 and US$38,630); middle-income homes to range in price between Ps.541,000 and Ps.1,885,000 (US$38,702 and US$134,848); and residential homes to have a price above Ps.1,885,000 (US$134,848).  We currently focus on providing affordable entry-level and middle-income housing for our customers.  In 2008, we launched a new market focused on houses in tourist and resort areas.  This housing ranges in price between US$300,000 and US$950,000.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each.  During 2011 our affordable entry-level homes had an average sale price of approximately Ps.346,384 (US$24,779).  A typical affordable entry-level home consists of a kitchen, living, dining area, one to three bedrooms, and one bathroom.  We are able to deliver a completed horizontal affordable entry-level home in approximately seven to ten weeks or a completed vertical building of three to four levels in approximately 14 to 20 weeks, respectively, in each case, from the time a homebuyer obtains mortgage approval.  Currently, our largest affordable entry-level housing developments are located in the states of México, Jalisco, Baja California Sur, Baja California, Quintana Roo and Nuevo León.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each.  During 2011, our middle-income homes had an average sale price of approximately Ps.917,797 (US$65,657) as compared to Ps.1,086,000 (US$77,690) for the same period in 2010.  A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.  We are able to deliver a completed middle-income home in approximately 12 to 16 weeks from the time a homebuyer obtains mortgage approval.  For the year ended December 31, 2011, 14.9% of our revenues were attributable to sales of middle-income housing compared to 26.3% in the same period in 2010.

In early 2008, we commenced the development of the first stage of the new tourism/resort division called “Las Villas de Mexico.”  As part of our entry into the development of housing targeting the tourist market, our developments were initially located in the three major tourism centers in Mexico, namely Los Cabos, Puerto Vallarta and Cancun.  On July 20, 2010 our Tourism Division acquired 100% of the common stock of CT Commercial Properties, S. de R.L. de C.V. and CT Prop, S. de R.L. de C.V., and on December 31, 2010 acquired 100% of the common stock of CT Loreto, S. de R.L. de C.V., three companies that held real estate assets in the town of Loreto, State of Baja California Sur, Mexico.  The assets acquired by us include The Inn at Loreto Bay Hotel, The Loreto Bay Golf Course and approximately 32.6 hectares of land suitable for the construction of approximately 1,100 apartment and townhouse units.  Developments in each of the four markets will have three different housing styles:  residential villas of up to 2,150 square feet in typical lots of 3,230 square feet, townhouses of up to 1,725 square feet in typical lots of 2,690 square feet and apartments or condominiums of up to 1,500 square feet in buildings of up to six floors.  Each style has been developed to maximize space but provide privacy and avoid the perception of high density.  The developments in each area will feature architectural and landscaping elements unique to the geographical region.  Owners will have the opportunity to choose from among the different layouts and a wide variety of architectural and landscaping designs, as well as to tailor a property to their individual tastes.  Each development will feature either a private beach or country club (with priority golf club access), as well as a day spa, state of the art fitness facilities, full time concierge services, and space for exclusive commercial and service areas.

In targeting the new tourism/resort division to foreign investors who will not live at their residences full time, we have included a number of important amenities.  All of the developments will feature double gates, year round, 24 hour security, and a choice of two branded property services:  Casa Care and Opendoor.  Casa Care will handle the maintenance and bill payments for the property while residents are away.  The services include payment of monthly expenses, property management, and individually customized packages tailored to residents’ specific needs.  Opendoor will allow residents to share or rent their home within the Las Villas private property partnership.  Owners will be able to travel throughout Mexico to stay at the different Las Villas developments, use the amenities, and pay the same amount they would for their own residence.

We have pursued a conservative strategy for our tourism/resort division by launching the first phase of our development in Los Cabos.  To improve our profitability and product offering in our tourism division, we reduced the size of the initial phases, increased the density of the projects and retained a leading U.S. based firm that specializes in high end properties in Mexico to undertake all sales efforts.  Overall, we retain a positive outlook for this division, as Mexico becomes a top destination for Americans living outside the U.S.

Land Reserves

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing.  Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development.  We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, including sewage, roads and electricity in keeping with a purchase price that will maximize margins within the limits of available mortgage financing.  We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine whether it is suitable for construction.  We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow.  Historically, our total land reserves fluctuated between 36 to 42 months of future home deliveries depending upon the time of year.  As of December 31, 2011, we had land inventory for six years of future home deliveries.

We had total land reserves under title of approximately 79.3 million square meters, as of December 31, 2011, including primarily land reserves in Mexico and including approximately 2.3 million square meters of land reserves for our operations in Brazil.  Our land reserves include both titled land and land in the process of being titled.  We estimate we could build approximately 407,064 affordable entry-level homes, approximately 29,924 middle-income homes and approximately 2,222 tourism homes on our land reserves.  For 2012, we anticipate minimizing investments by continuing to follow a conservative replacement strategy for land bank acquisitions.

For our Mexican operations, we acquire land and plan the development of the homes we build through Proyectos Inmobiliarios de Culiacán, S.A. de C.V., or “PICSA”, Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Norte, S. de R.L. de C.V. and Casas Beta del Noroeste, S. de R.L. de C.V.  Desarrolladora de Casas del Noroeste, S.A. de C.V. or “DECANO” builds the developments that PICSA and Beta plan and promote.  We also receive executive and administrative services from Administradora PICSA, S.A. de C.V. and Altos Mandos de Negocios, S.A. de C.V.  Homex Atizapán, S.A. de C.V., which we operate and control with strategic partners in the region, owns one of our middle-income developments in the Mexico City area and Hogares del Noroeste, S.A. de C.V. owns middle-income developments in Hermosillo, Sonora.  Through AAA Homex Trust, a Mexican trust, we establish factoring facilities for the settlement of trade payables to many of our suppliers.  For our Brazilian operations, we acquire land and plan the development of the homes we build through Homex Brasil Participacoes Limitada’s subsidiaries.

International Expansion

Brazil, Sao Jose dos Campos, Marilia and Campo Grande Affordable Entry- Level Projects

During the first quarter of 2009, we initiated operations in Brazil with the construction of a 1,300 unit affordable entry-level development in the city of Sao Jose dos Campos, located northeast of Sao Paulo.  As of December 31, 2011 we had three projects under construction equivalent to approximately 5,820 homes in the cities of Sao Jose dos Campos, Marilia and Campo Grande.

For the years ended December 31, 2011 and 2010 we recognized revenues from our Brazilian operations of Ps.598.7 million and Ps. 173.3 million, respectively, which represented 2.76% and 0.88% of the consolidated revenues, respectively.  We generated a pre-tax loss of Ps. 711,389 in 2010 and Ps. 79,005 in 2009 from our Brazilian operations, in its first two years as a start-up. Even though we believe most international start-ups, including but not limited to housing-related businesses, take between three to four years to mature, we also believe our operations in Brazil have taken a longer than anticipated learning curve to adapt the Homex model to the Brazilian market. We also believe that our Brazilian operation is now leveraging on our previously-acquired know-how and coupled with the fundamentals of the affordable-housing market, makes the opportunity for us to do business in Brazil very attractive.   The pre-tax loss included an adjustment to decrease our Brazilian inventories to the lower of cost or net realizable value by Ps. 131,079 as of December 31, 2011.   As of December 31, 2011, our Brazilian inventories were Ps. 994,539, and are expected to be recovered over the coming two years.   Because our Brazilian operations have not realized a profit to date, our net operating loss carry-forwards for Brazilian tax purposes have been fully reserved for as of December 31, 2011 and 2010.

Indian Joint Venture

On December 15, 2010 we, through our subsidiary Homex India Private Limited, entered into an investment agreement with Kotak Real State Fund — I.  Pursuant to such investment agreement, and subject to conditions precedent related to obtaining all required permits for the construction of a real estate development of 2,000 middle-income housing in the city of Chennai, India, we will acquire all equity shares of KS Realty Constructions Private Limited (“KS Realty”), the company that owns the land on which the project will be developed.  The initial term for Kotak Real Estate Fund — I to comply with said conditions precedent was extended to June 30, 2012. As of December 31, 2011, the conditions precedent to be achieved in order to acquire all equity shares of KS Realty had not yet been realized.

Infrastructure Division

In 2009, we commenced the development of a new infrastructure division after being invited by the Mexican federal government to participate in the construction process of certain federal correctional facilities through contracts with the government as well as numerous other infrastructure projects for which we will act as a sub-contractor for federal and state governments.  We believe this division of our business is complementary to our homebuilding activities and will allow us to use our experience as a homebuilder to expand into other areas of construction and provide a new source of revenue.

In 2010, a government contract was awarded to our subsidiary CRS Morelos for the construction and service of a federal correctional facility in Morelos, Mexico, following a direct assignment process (procedimiento de asignación directa) pursuant to Article 41 paragraph IV of the Mexican Acquisitions, Leases and Public Sector Services Law (Ley de Adquisiciones Arrendamientos y Servicios del Sector Público) (the “Morelos Correctional Facility Contract”).  Furthermore, in 2011 we acquired as a strategic partner (Empresa Clave) through a participation of 24% common stock of Makobil, S. de R.L. de C.V. (“Makobil”)  a company that, in 2010, was also awarded a government contract for the construction and service of a federal correctional facility in Chiapas, Mexico, following a direct assignment process (the “Chiapas Correctional Facility Contract”, and together with the Morelos Correctional Facility Contract, the “Correctional Facility Contracts”).    We account for our 24% interest in Makobil using the equity method of accounting in our consolidated financial statements.

On December 27, 2010, the Correctional Facility Contracts were entered into separately by Homex and Makobil with the Mexican Secretary of Public Security through its division of Prevention and Social Readjustment of the Mexican Secretary of Public Security (Prevención y Readaptación Social de la Secretaría de Seguridad Pública) to construct and operate, over a 20 year period, the previously described federal correctional facilities.  The construction phase of the Morelos Correctional Facility Contract has an estimated cost of Ps. 3.9 billion and the construction phase of the Chiapas Correctional Facility Contract has an estimated cost of Ps. 3.8 billion.  Pursuant to the Correctional Facility Contracts, CRS Morelos and Makobil will develop and provide ongoing services to both correctional facilities following the completion of construction, such as laundry, food services, landscaping, infrastructure up-keep and similar services.  These services will be provided by our newly created infrastructure division and will commence in 2013 after the delivery of the correctional facilities, which is expected to be in late-2012.  Certain of these services will be provided through subcontracts with third parties, as previously approved by the Mexican Secretary of Public Security.  Certain standard penalties can be assessed by the Mexican government if construction is not completed in a timely manner, although as of the date of this annual report, we believe the projects will be completed as scheduled. For the services provided by CRS Morelos and Makobil such entities will receive monthly payments from the Mexican Secretary of Public Security over a 20 year period starting in 2013.  These monthly payments will cover both the eventual amortization of the construction fee, plus fees for ongoing services rendered.

During the construction period, revenue related to the construction service of these projects is recorded using the percentage of completion method of accounting by both us and by Makobil.  Once the projects have begun operations, which are expected to commence in 2013, service revenues recognized by us and Makobil will be recognized on a monthly basis.  The entities will initially recognize an accounts receivable measured at its fair value related to prison services revenues, and subsequently this account receivable will be measured at its amortized cost recognizing service revenue and a portion of interests during the 20 year period , in accordance with IMFRS 17, Service Contract Awards.  The infrastructure division is expected to be a steady and non-cyclical source of revenues, and we believe it will be profitable on a long term basis.  As of December 31, 2011, we recorded revenues of Ps. 129,672 and cost of Ps. 98,141 in connection to the Morelos project.

To finance the construction of the two federal correctional facilities, CRS Morelos and Makobil obtained two separate financings from Banobras and other lenders.  On September 30, 2011, CRS Morelos and Makobil signed two project financing credit agreements in an aggregate principal amount of approximately Ps.3.9 and Ps. 3.8 billion, respectively, to initiate the construction process.   Both project financing loans are non-recourse to us, so we believe that our cash flow from our other divisions and projects will not be affected by the funding of the two federal correctional facilities and the Morelos loan will be treated as separate project financing line items in our Financial Statements when the drawdowns are made.  “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Prison Project Financing Loans.”  In addition, on December 31, 2011, our unrestricted subsidiary, Homex Infraestructura Concesiones, S.A. de C.V. (“Infraestructura Concesiones”), entered into a credit agreement with Ficade, S.A. de C.V., SOFOM, E.N.R., in an aggregate principal amount of Ps.400 million, bearing interest at a fixed annual rate of 15% and maturing on December 30, 2015.  Proceeds from this credit agreement will be used by Infraestructura Concesiones to finance, on behalf of CRS Morelos, certain capital investments and working capital, among other things.

Starting in 2013, principal and interest payments on those project financing loans will be serviced through the monthly payments that CRS Morelos and Makobil will separately receive from the Mexican federal government from the operation of the two federal correctional facilities.  The payments will total approximately Ps.1.08 billion for CRS Morelos and Ps. 1.07 billion for Makobil, respectively, on an annual basis for both correctional facilities.

During 2011 and 2010, the infrastructure division contributed Ps. 856,535 and Ps.1,040,786, respectively, to our consolidated revenues.  As of December 2, 2011, our subsidiaries participating in the correctional facility construction and servicing have been designated by us as “unrestricted” for the purpose of our indentures and our dollar-denominated credit facilities, and we made a similar designation under certain other debt instruments.  The effect of this designation will be to generally eliminate the results of operations and financial position of these subsidiaries in computing compliance with many of the covenants contained in our debt instruments and to exempt such subsidiaries from certain other covenants and events of default.

Collection Improvements

We have implemented an electronic file capture system with Infonavit which enables us to upload customer information to Infonavit’s webpage directly from our sales offices.  Through this system, we are able to directly upload customers’ mortgage files to create a more expedited mortgage authorization process for our clients.  We believe we will also realize significant process efficiencies including a faster collection process from Infonavit.

During the third quarter of 2009, Fovissste implemented a factoring program with NAFIN, a Mexican National Development Bank (Nacional Financiera, S.N.C.) which provided Fovissste with a funding source to complement its housing programs.  Pursuant to this program, we are able to collect payments directly from NAFIN at an average 4% discount rather than following the regular payment process from Fovissste.  We are among the first home developers in Mexico to benefit from participation in this program.  We will continue to work closely with Fovissste in connection with this program, which we believe will help us to realize important efficiencies in the collection process with this entity.

Business Strengths

Standardized Business Processes

We have developed and refined scalable and standardized business processes that allow us to enter new markets rapidly and efficiently.  We have designed proprietary information technology systems that are intended to integrate and monitor our operations, including land acquisition, construction, payroll, purchasing, sales, quality control, financing, delivery, and maintenance.  Our systems connect every one of our branch locations and help us monitor and control the home building process, administer our customer relations, and oversee the financing process for our customers.  This standardized model drives our growth, geographic diversification, and profitability, and is an integral component of our culture.  During 2009, our proprietary information technology systems were successfully implemented at our pilot project at Sao Jose dos Campos, Brazil.  The replication of our business model is strongly supported by our integrated and proprietary IT system, which strategically supports sales and construction and monitors both in real time, helping us to attain more efficient and timely working capital management.  Our proprietary IT platform is used in and adapted to each of our divisions and projects.

Efficient Working Capital Management

Our standardized processes allow us to time the construction and delivery of our homes and payment to our suppliers efficiently, which has allowed us to reduce our borrowing needs and minimize working capital requirements.  We do not commence construction on a development stage until prospective buyers representing at least 10% of the planned number of homes in that stage have qualified to receive mortgage financing.  We seek to maintain a construction period of less than ten weeks for horizontal affordable entry-level housing, less than 16 weeks for horizontal middle-income housing and less than 20 weeks for vertical affordable entry-level housing by using our systems to maximize the efficiency of our standardized methods.  This process allows us to maximize our working capital by minimizing overhead costs and coordinating payables with receivables, which reduce our borrowing needs, minimizing our costs.

Geographic Diversification

We believe that we are one of the most geographically diversified housing development companies in Mexico.  As of December 31, 2011, our operations included 142 developments in 35 cities located in 22 Mexican states, which represent 77.0% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or “INEGI” (Instituto Nacional de Estadistica, Geografia e Informática).  Many of our developments are located in markets where none of our major competitors currently operate.  In 2011, 30.1% of our revenues originated in Mexico City, the largest city in Mexico, 13.8% in the state of Jalisco and 9.6% in Baja California Sur.  The remaining revenues originated in 29 other cities.  We believe that this geographic diversification reduces our risk profile as compared to our less diversified competitors.  In addition, we have started to expand our business outside of Mexico, through the initiation of operations in Brazil.  See “Item 4. Information on the Company—Business Overview—International Expansion.”

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, co-founded our predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993.  Our senior management team is comprised of executives with an average of 18 years of experience in their respective areas of responsibility.  Senior management owns an aggregate of approximately 23.11% of our common shares.  Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers.  Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Focus on the Affordable Entry-Level Segment

Our affordable entry-level segment continues to succeed primarily due to the availability of mortgage financing provided by the main mortgage suppliers in Mexico.  In 2011, Infonavit and Fovissste provided mortgage financing for 501,292 and 75,163 mortgages throughout Mexico, respectively.   Additionally, we continue to experience high demand for affordable entry-level homes in Mexico due to the large deficit of housing stock, a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home.  In Mexico, approximately 84.4% of the population earns a monthly income of approximately Ps.5,000 and we believe that an entry-level home valued at an average of Ps.346,000 is an affordable option for this population.  We believe our focus and expertise in the affordable entry-level segment has enabled us to increase our market share.  As of December 31, 2011, our market share in the affordable entry-level segment had remained relatively stable at 35.3% compared to 31.3% during the previous year.  In addition, 77.6% of revenues during 2011 were in the affordable entry-level segment.

Business Strategies

Maintain a Conservative Financial Position

We operate our business with the goal of reducing our exposure to interest rate and financing risk, thereby maintaining a conservative financial position.  We begin construction only when an approved homebuyer has qualified for a mortgage and, if applicable, made a down payment, thereby reducing our working capital needs.  We believe the resulting financial flexibility enhances our ability to respond quickly to market opportunities and lessens any negative effects that might result from a downturn in the economy.

Strategic Growth in Tourism Housing

On February 7, 2008, we announced plans to strengthen our position in the tourism market.  We plan to achieve this goal by developing communities in key tourist destinations within Mexico targeted to potential customers in the United States and Canada.  See “Item 4. Information on the Company—Business Overview—Our Products.”

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

Initially, we decided to curtail development of our tourism division due to the impact of the economic slowdown in the United States and Canada during 2008 and 2009.  During the latter part of 2009, Mexico became more attractive to foreigners and demand in the tourism market increased slightly as a result in part of the sharp decline in the value of the Peso compared to the U.S. Dollar, Canadian Dollar and Euro during the final quarter of 2008.  During 2010, demand in the tourism market showed improvements as a result of a sustained although slow recovery in both the United States and Mexican economies.  In 2010, Homex acquired real estate in Loreto, Baja California Sur, which we intend to develop as either apartments or townhouses.  For the year ended December 31, 2011 and the year ended December 31, 2010, we recognized revenues from our tourism operations of Ps.55,557 and Ps. 64,931, respectively, which represented 0.3% and 0.3% of the consolidated revenues, respectively.

Maintain Appropriate and Balanced Land Reserves

We believe our ability to identify, acquire and improve land is critical to our success.  Because the success of our operations depends, among other things, on managing our land reserves efficiently, we continually review our portfolio and seek new development opportunities.  By pursuing land investment opportunities, as of December 31, 2011, we had land inventory for 6 years of future home deliveries.  For 2012, we anticipate minimizing investments by following a conservative replacement strategy for land bank acquisitions.  In addition, investments have been minimized due to an increased focus on the development of vertical housing.  We target having an average land inventory equal to 6 years of future home deliveries.

We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale.  As of December 31, 2011, we had total land reserves under title of approximately 79.3 million square meters, primarily in Mexico and including approximately 2.3 million square meters of land reserves in Brazil.  We estimate we could build approximately 407,064 affordable entry-level homes, approximately 29,924 middle-income homes and approximately 2,222 tourism homes on our land reserves.

Continue to Build and Contribute to Successful Communities

We seek to foster brand loyalty by enhancing the quality and value of our communities through building spaces for schools, day care facilities, parks and churches, and by providing other social services to residents of the housing we develop.  We are committed to fulfilling our customers’ needs by responding to and meeting their demands.  In 2008, we responded to our clients’ needs by launching a customization program that allows our clients to choose from a full array of custom options, adding a personal touch to clients’ homes.  At the same time, we seek to become the best employer to our employees through training and educational opportunities.  We seek to hire and retain talented employees and invest in training our workforce at all levels by offering programs such as middle school equivalency courses for our construction laborers.  We are committed to becoming the best customer to our suppliers by offering various payment alternatives and opportunities for cooperative growth, and through our factoring structure and other initiatives, including electronic ordering and payment systems.  We believe that these factors make us a preferred home builder, employer and customer and ultimately enhance our overall business.

During 2010 and 2011, we continued to expand our “Homex Community” concept initially launched in 2008.  The Homex Community is an initiative designed to improve the urban planning of our communities to offer our customers integrated communities attractive to a younger population.  We believe a younger demographic prefers to live closer to the city, in an environment where families can enjoy a living experience that promotes social interaction and shopping, and where services and entertainment are convenient.  The Homex Community is a concept for constructing cities which applies modern urban development models, as well as innovative techniques for social development.  Through Homex Communities, we are primarily focused on improving the quality of life as well as enhancing the appraised value of both home and projects.  Homex Communities include commercial areas, special and general services and recreational spaces that facilitate social interaction.

In addition, Homex Communities participate in Conavi and Infonavit initiatives designed to promote green homes and orderly urban planning through increased project density resulting from vertical construction.  Some of these benefits include access to more and larger subsidies for customers; exclusive budget of subsidies and higher priority to mortgage applications linked to vertical housing and permanent registration with Infonavit for mortgage applications connected to vertical housing.  During 2011, we introduced vertical prototypes of three to four levels in our affordable entry-level projects.  This was accomplished through the use of our cutting edge aluminum mold construction technology.  As of December 31, 2011, vertical prototypes represented approximately 40% of total Homex homes under construction, as compared to less than 30% over the same period in 2010.  We believe we are one of the first developers to actively implement vertical prototypes in many Mexican cities, which we believe has helped us drive sales.

Mold Construction System

We employ cutting edge construction technology based on aluminum molds that we use in some, but not all, of our projects.  This technology has improved the efficiency of the construction process.  Among the advantages of the molds are:

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

•                                          eco friendliness because, unlike traditional construction methods, mold construction does not utilize timber and therefore reduces our carbon footprint and the impact of our operations on deforestation; and

•                                          durability, due to the use of concrete.

During the year ended December 31, 2011 we used this technology in 83% of our home construction.  We intend to continue using this technology in the future.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tapachula in the south, including 142 developments in 35 cities and 22 states as of December 31, 2011, which states represent 77% of Mexico’s population, according to INEGI.  For the year ended December 31, 2011, 30.1% of our revenues originated in the Mexico Ciry Metropolitan Area, the largest city in Mexico, 13.8% in the state of Jalisco and 9.6% in Baja California Sur.  The remaining revenues originated in other cities.  As a diversified homebuilder our national footprint covers:  (i) capital cities, where we benefit from a stable demand from government employees; (ii) industrial cities, including Puebla, Monterrey, Guanajuato, Saltillo and Chihuahua, where we benefit from Mexico’s export oriented economy; and (iii) tourism and service oriented cities.  As of December 31, 2011, México’s service activities accounted for 27% of the country’s GDP, and this type of industry employed approximately 32% of the active population subscribed at the social security service.  We believe our geographic diversity within Mexico has enabled to mitigate our risk exposure to any one region.

We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.

Total Homes Sold

The following table sets forth information on our historical sales by country and state.  During 2009, 92.4% and 7.6% of the homes we closed were affordable entry-level and middle-income, respectively, during 2010, 89.2% and 10.8%of the homes closed were affordable entry-level and middle-income, respectively, and during 2011, 93.2% and 6.8% of the homes closed were affordable entry-level and middle-income, respectively.

In 2011 and 2010, we recognized revenues outside Mexico in connection with 1,065 and 282 affordable entry-level homes, respectively, in the cities of Sao Jose dos Campos, Marilia and Campo Grande, Brazil.

Presented below is a summary of homes closed:

	Year Ended December 31,
	2011		2010		2009		2008
State	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income
México
Baja California	4,005	518	2,797	419	3,648	206	1,081	235
Baja California Sur	4,430	16	2,899	71	1,168	131	2,030	193
Chiapas	—	—	974	104	1,427	232	2,305	249
Chihuahua	941	—	650	36	98	58	365	105
Coahuila	720	—	2,295	—	1,490	30	8	—
Durango	752	—	746	—	1,318	—	—	—
Guanajuato	80	257	235	287	1	134	535	97
Estado de México	14,798	1,060	7,926	722	13,919	898	10,237	978
Guerrero	—	—	23	413	333	72	1,364	210
Hidalgo	366	55	48	252	—	1	—	99
Jalisco	6,905	292	5,680	323	4,608	526	5,797	440
Michoacán	994	42	768	136	811	15	854	272
Morelos	982	—	839	312	936	164	—	—
Nuevo León	3,056	197	4,354	616	5,205	255	4,790	63
Oaxaca	—	597	—	—	—	—	—	—
Puebla	494	—	1,427	—	1,945	—	1,104	7
Querétaro	1,277	—	1,109	—	1,125	—	1,226	—
Quintana Roo	3,862	301	1	584	81	265	339	—
Sinaloa	298	135	913	135	1,114	62	1,621	130
Sonora	328	74	1,057	116	97	227	718	64
Tamaulipas	99	—	330	147	61	56	763	50
Veracruz	3,482	8	4,226	95	3,135	151	3,288	383
Subtotal	47,869	3,552	39,297	4,768	42,520	3,483	38,425	3,575
Brazil	1,065	—	282	—	13	—	—	—
Total	48,934	3,552	39,579	4,768	42,533	3,483	38,425	3.575

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

According to INEGI, Mexico had a population of approximately 114.3 million in 2011 and estimates that this will grow to 121.9 million in 2050. Conapo estimates that there will be approximately 29.3 million households in Mexico in 2012 and that there will be approximately 29.9 million households by year-end 2013, approximately 32.9 million by year-end 2018 and approximately 34.0 million by year-end 2020.

Mexico experienced a period of particularly high population growth during the 1970s and 1980s.  The children born during this boom are contributing to the current increased demand for housing.  The target consumer group for our homes is typically between 25 and 50 years old.  In 2010, the 20-50 year-old age group represented approximately 49.7 million people or 43.5% of Mexico’s population.  Conapo estimates that by 2020, this age group will represent 54.0 million or 46.8% of Mexico’s population.  The size stability of this group is expected to contribute to increased housing demand in Mexico.

Housing Supply

In 2011, SHF’s housing statistics indicated there was a shortage of 9.04 million homes in Mexico.  This figure included:

•                                          1.6 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•                                          7.4 million substandard homes in need of extensive repair and possible replacement.

SHF estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 603,508 units during 2012.  To address the immediate shortage of 9.04 million homes as well as the anticipated new demand, the Mexican government committed to financing and/or building at least 1.0 million units in 2012.

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

The mission of INVI is to satisfy the need for housing of families with limited economic resources located in the Federal District through the granting of mortgages for affordable entry-level homes, with the goal of creating 192,544 new housing units in the years 2007-2012.  For the year ended December 31, 2011, INVI had granted 1,870 mortgages for new homes, and 8,067 credits for home improvements.

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

Mexico’s developer-built housing market is categorized in the table below:

Housing Market Segments

Segment	Cost	Size	Characteristics
Affordable entry-level	Between Ps.195,000 and Ps.540,000 (US$13,950-US$38,630)	45 m2-76 m2 (484 sq. ft. -818 sq. ft.)	Kitchen; living, dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	Between Ps.541,000 and Ps.1,885,000 (US$38,702-US$134,848)	76 m2-172 m2 (818 sq. ft.-1,851 sq. ft.)	Kitchen, family room, living, dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	More than Ps.1,885,000 (US$134,848)	more than 172 m2 (1,851 sq. ft.)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Tourism	Between US$300,000 and US$950,000	Between 1,500 sq. ft. and 2,150 sq. ft.	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

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

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions.  During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions.  The level of available financing has continued to grow as a result of Mexican government policies.  President Calderón’s administration’s goal is to finance six million mortgages during his administration.  As of 2011, 5.9 million mortgages have been financed since Calderón took office in 2006, satisfying 98% of the administration’s goal.  President Calderón’s administration has supported four objectives for the homebuilding industry, as originally set forth by President Fox:

•                  make more adequate land available, including infrastructure such as sewage and utilities;

•                  increase deregulation of the housing industry;

•                  encourage consolidation within the industry; and

•                  increase financing opportunities available to qualified homebuyers.

In addition, the current administration has set further objectives for the homebuilding industry:

•                  provide up-front subsidies to low-income population;

•                  promote new financial instruments to provide mortgage access to non-affiliated workers; and

•                  provide incentives for a rapid transition into the construction of better planned housing projects which include sustainability guidelines.

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

President Calderón has indicated that he will continue to support and promote the housing industry on three main lines:  urban development, very affordable housing and home improvement.  His administration’s goal is for the Mexican Housing Funds to provide seven million mortgages by 2012.  Infonavit, for example, plans to provide 2.9 million mortgages in the five years following December 2011.

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

In 2011, Conavi launched the “2 by 1” housing program, which is a joint program between state governments and the federal government to enhance government subsidies to the housing industry.  During September 2011, the Mexican federal government, through SHF announced a new program to incentivize financial institutions to provide mortgages to persons not affiliated with Infonavit or Fovissste.  The first year of operation of this program is intended to start in 2012 and approximately 20,000 mortgages are intended to be granted through this program.

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

Sources of Mortgage Financing

Principal sources providing mortgage financing for Mexico’s housing market are:

•                  mortgage providers financed by mandatory employer or member contributions to public funds, including Infonavit and Fovissste, serving private and public sector employees, respectively, and;

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

According to Conavi, from 2000 to 2010 mortgage providers in Mexico granted 6,489,487 mortgages, a 12.9% compound annual growth rate from 331,880 in 2000 to 1,142,035 in 2010.  For the year ended December 31, 2010, a total of 1,142,035 mortgages, 845,229 of which were for new homes, were granted by all public and private entities involved in the Mexican housing market, according to Conavi.  As of December 31, 2011, mortgage providers in Mexico had granted a total of 1,009,650 mortgages.

INFONAVIT

Infonavit was established by the Mexican government, labor unions and private sector employees in 1972 as a social service entity to administer the National Housing Fund for the benefit of private sector employees.  Infonavit provides financing, primarily for affordable entry-level housing, to credit-qualified homebuyers.  Infonavit makes loans for home construction, acquisition or improvement, to workers whose individual monthly earnings are generally less than five times the minimum monthly wage.  It is funded through payroll contributions by private sector employers on behalf of their employees equal to 5.0% of their employees’ gross wages, recovery of the granted mortgages and to a lesser extent from mortgage-backed securities that Infonavit issues in the market from time to time.

Homebuyers qualify for Infonavit loans according to a point system whereby points are awarded based on income, age, amount of monthly contributions, and number of dependents, among other factors.  The total loan amount may equal 100% of the cost of a home, up to a maximum of between 300 and 350 times  the minimum monthly general wage in Mexico City (Salario Mínimo General Mensual del Distrito Federal), depending on geographical region.  For 2012, the daily minimum wage in the Federal District is Ps.62.33 (US$4.63).  Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions by employers.  Infonavit generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income.

Infonavit has a program called “Apoyo Infonavit” that is directed at assisting higher-income borrowers obtain mortgage financing.  Apoyo Infonavit customers can use the amounts contributed via payroll deductions to their Infonavit accounts as collateral for mortgage loans held by private sector lenders.  In addition, these customers can apply their monthly Infonavit contributions toward the monthly mortgage payments owed to private sector lenders.

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

Additionally, the guarantee program provides assistance to borrowers seeking to prepay their mortgages by offering a 30% discount for prepayment of mortgages entered into prior to July 31, 1995, and a 10% discount for mortgages in good standing that are at least two years old.

Infonavit provided approximately 43.1% of all home mortgage financing in Mexico during the year ended December 31, 2010.  As of December 31, 2011, Infonavit provided approximately 48.9% of all home mortgage financing in Mexico.

Infonavit has agreed to guarantee mortgage loans granted to employees by commercial banks and Sofoles in the case of job loss.  Infonavit expects to continue to modernize its operations and increase available financing by focusing on reducing payment defaults, participating more closely with the private sector, and implementing a voluntary savings program.  Infonavit has also recently begun securitizing its loan portfolio in order to contribute to the growth of the secondary mortgage market in Mexico and expand its available sources of funds.

The forecasted Infonavit lending goal for 2012-2017 period has been recently announced as follows:

Year	Mortgages
2012	490,000
2013	520,000
2014	540,000
2015	560,000
2016	580,000
2017	590,000

FOVISSSTE

The Mexican government established Fovissste in 1972 as a pension fund on behalf of public sector employees to provide financing for affordable housing.  Fovissste obtains funds from Mexican government contributions equal to 5% of public sector employee wages, recovery of granted mortgages and increasingly from mortgage-backed securities that Fovissste issues from time to time. The Mexican government administers Fovissste similarly to Infonavit and permits Fovissste to co-finance mortgage loans with private sector lenders in order to maximize available funds.

Fovissste mortgage financing is typically available for housing ranging from the affordable entry-level segment through the middle-income segment.  Eligible applicants can obtain Fovissste mortgage loans to purchase new or used homes, remodel or repair existing homes, finance construction of self-built homes, and make down payments on homes not financed through Fovissste.  Fovissste loans are granted based on seniority within the public sector and allocated on a first-come first-served basis that also takes into account wages, number of dependents, and geographic location.  Once the program establishes a number of approved applicants, it allocates mortgage loans by state based on historical demand.

Fovissste generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately Ps.803,544 (US$57,483).  Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions.

Fovissste’s forecasted lending goal for 2011 was to grant approximately 90,000 mortgages.  As of December 31, 2011, Fovissste granted only 75,163 mortgages due to additional steps in its mortgage authorization process that have increased the time to formalize mortgages.  In addition, the lottery system used by Fovissste has affected its timely allocation of mortgages.  Fovissste provided approximately 7.3% of all home mortgage financing in Mexico during the year ended December 31, 2011.

SHF

SHF was created in 2002 as a public sector development bank.  SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and Sofoles.  In turn, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks, Sofoles and Sofomes (which in turn make direct bridge loans to developers).  In lieu of funding bridge loans for homes with a higher purchase price of up to UDI 500,000 (approximately Ps.2,345,658 or US$167,802 as of December 31, 2011), SHF will provide guarantees to support efforts by commercial banks and Sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and Sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes.  Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI

500,000 (approximately Ps.2,345,658 or US$167,802 as of December 31, 2011).  Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately Ps.703,697 or US$50,341 as of December 31, 2011) with credit enhancements and loan guarantees for commercial banks and Sofoles to support their capital-raising efforts for the financing of such individual mortgage loans.  In terms of total homes financed, SHF provided approximately 1.6% of all home mortgage financing in Mexico during the year ended December 31, 2011.

In connection with its mortgage financing operations, SHF also took an active role in issuing mortgage backed securities (Bonos Respaldados Por Hipotecas  or “BORHIS”) as well as market making in these securities during 2011.  In addition, SHF reviews issuances of BORHIS to ensure that they comply with market eligibility requirements and criteria, and provides information and analysis regarding historical information, risk of default, and market evolution concerning BORHIS issuances.  By engaging in market-making activities and providing mortgage financing to underserved segments of the population, SHF also provided liquidity to the Mexican housing market.  Additionally, SHF has committed to focus its strategy on the promotion of Self-Sustainable Housing Environments (Desarrollos Urbanos Integrales Sustentales) and in the re-population of urban areas.

More recently, during September 2011, the Mexican federal government, through SHF, launched a new program to incentivize financial institutions to provide mortgages to persons not affiliated with Infonavit or Fovissste.  The first year of operation of this program is intended to start in 2012 and approximately 20,000 mortgages are intended to be granted through this program.

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

Commercial bank, Sofol and Sofom mortgage loans generally mature in 10 to 20 years, and payments are sometimes adjusted for increases in the monthly minimum wage and rates of inflation.

Commercial banks, Sofoles and Sofomes provided approximately 10.8% of all home mortgage financing in Mexico during the year ended December 31, 2011 according to Conavi.

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

According to Conavi, other public housing agencies provided approximately 31.4% of all mortgage financing in Mexico during the year ended December 31, 2011.

Competition

The Mexican home development and construction industry is highly fragmented and includes a large number of regional participants and a few companies with a more national market presence, including publicly traded companies like Corporación GEO, S.A.B. de C.V., Consorcio ARA, S.A.B. de C.V., SARE, S.A.B. de C.V.  and URBI Desarrollos Urbanos, S.A.B. de C.V.  “Item 3. Key Information—Risk Factors—Competition from other home-builders could result in a decrease in our sales and revenues.”

All things considered, we estimate that approximately 1,304 different companies operate new home developments in Mexico.  The following table sets forth the approximate operating information of the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2011 Home Sales	2011 Sales (millions of Ps.)	Location in Mexico
GEO	57,865	21,162.9	National
URBI	34,515	16,329.9	North, Mexico City and Guadalajara areas
ARA	15,142	6,837.3	National
SARE	2,030	1,580.1	Mexico City region

Source:  Companies’ 2011 fourth quarter financial releases.

We believe that we are well-positioned to capture future growth opportunities in the affordable entry-level and middle-income housing segments because of our principal business strengths and strategies, as described above.

Seasonality

The Mexican affordable entry-level housing market experiences significant seasonality during the year, principally due to the operational and lending cycles of Infonavit and Fovissste.  The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year.  Payment by these lenders for home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter.  We build and deliver affordable entry-level homes based on the seasonality of this cycle because we do not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified homebuyer in a particular development.  Accordingly, we also tend to recognize significantly higher levels of revenue in the third and fourth quarters and our working capital and debt levels tend to be highest in the first and second quarters.  We budget the majority of our purchases for the second half of the year to coincide with peak cash flows.  We anticipate that our quarterly results of operations and our level of indebtedness will continue to experience variability from quarter to quarter in the future.  Mortgage commitments from commercial banks, Sofoles and Sofomes for middle-income housing are generally not subject to significant seasonality.  We do not expect significant changes in the overall seasonality of our results.

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

Sales

In general, we make sales either at sales offices or model homes.  Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand.  As of December 31, 2011, we operated 66 sales offices, one in each of the developments we have established.  Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers.  We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products.  We provide the same information through trained corporate sales representatives at model homes.  We compensate our sales agents on an exclusively performance-based commission method, typically 2.3% of the total home price.

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

Customer Financing

We assist qualified homebuyers in obtaining mortgage financing by participating in all the stages of applying for and securing mortgage loans from housing funds, commercial banks, Sofomes and Sofoles.

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

The purchase price of the homes we sell is denominated in pesos and is subject to an upward adjustment for the effects of inflation, except for our tourism homes which purchase price is denominated in US dollars.  In cases where the price of a home is subject to adjustment and increases due to inflation, any difference is payable by the homebuyer.

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

During 2007, we acquired cutting-edge construction technology based on aluminum molds; this technology has improved the efficiency of the construction process.  Among the advantages are shorter construction time; better quality and reduced reprocessing; re-use of the same mold for several prototypes of homes, with an estimated life of 2,000 usages per mold; versatility, because the molds permit construction ranging from simple floors to apartment buildings using the same system; labor savings; compatibility among international suppliers; eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber; and durability, due to the use of concrete.  During the year ended December 31, 2011 we used this technology in the construction of 83% of our home construction.

Materials and Suppliers

We maintain strict control over our building materials through a sophisticated electronic barcode identification system that tracks deliveries and monitors all uses of supplies.  In general, we reduce costs by negotiating supply arrangements at the corporate level for the basic materials used in the construction of our homes, including concrete, concrete block, steel, windows, doors, roof tiles, and plumbing fixtures.  We take advantage of economies of scale in contracting for materials and services in every situation and seek to establish excellent working relationships with our suppliers.  In order to better manage our working capital, we also arrange lines of credit for many of our suppliers through a factoring program sponsored by Nacional Financiera, S.N.C., a Mexican government-owned development bank, as well as certain additional financial institutions.  We guarantee a portion of the financing provided to some of our suppliers for materials we buy from them during construction and repay these lenders directly with funds received when homes are delivered, which allows us to ensure suppliers are paid on time while minimizing our need to secure construction financing.

Our main suppliers include Cemex México, S.A. de C.V., Aceros Turia, S.A. de C.V., Home Depot Mexico, S. de R.L.  de C.V., Promotora de Obras Civiles Sigma, S.A. de C.V., Edenred Mexico, S.A. de C.V., Distribuidora Tamex, S.A. de C.V., Compañía Sherwin Williams, S.A. de C.V., Drago de Mexico, S.A. de C.V., Fanosa, S.A. de C.V., Mexicana de Laminación, S.A. de C.V., Construcciones Lizarraga, S.A. de C.V., Sanitarios, Azulejos y Recubrimientos, S.A. de C.V., KS Tuberia, S.A. de C.V., Emsco, S.A. de C.V., Capeco, S.A. de C.V., Cuprum, S.A. de C.V., Prefabricados Realiza del Norte, S.A. de C.V., Prodar, S.A. de C.V., Grupo Chilpa, S.A. de C.V.  and Construcción, Dirección y Control de Obra, S.A. de C.V.

Substantially all of the materials that we use are manufactured in Mexico and are delivered to our sites from the supplier’s local facilities on a time-efficient basis designed to keep low levels of inventory on hand.  Our principal materials and supplies are readily available from multiple sources and we have not experienced any shortages or supply interruptions.

Labor

As of December 31, 2011 we had a total of approximately 11,299 employees, of whom 10,419 were employed in Mexico, 828 in Brazil and 52 in India.  Our total employees at December 31, 2010 and 2009 were 23,085 and 12,295, respectively.  Approximately 62% of our employees as of December 31, 2011 were administrative and managerial personnel.

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

As of December 31, 2011, all of our construction employees were members of a national labor union of construction workers.  The economic terms of our collective bargaining agreements are negotiated on an annual basis.  All other terms and conditions of these agreements are negotiated every other year.  We believe that we have an excellent working relationship with our workforce.  We have not experienced a labor strike or any significant labor-related delay to date.

Customer Services and Warranties

We hold insurance that covers defects, hidden or visible, during construction and which also covers the warranty period provided by us to homebuyers.  As mentioned in Note 25 to our consolidated financial statements, we provide a two-year warranty to all of our customers.  This warranty could apply to damages derived either from our operations or from defects in materials supplied by third parties (such as electrical installations, plumbing, gas, waterproofing, etc.) or other circumstances outside our control.

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors that covers the claims related to the quality of their work.  We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires.  Generally, the warranty period lasts for one year after the contractors complete their work and covers any visible or hidden defect.  We believe that at December 31, 2011 we had no unrecorded losses with respect to these warranties.

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

Risk Management

We are exposed both to general entrepreneurial risks and to industry-specific risks.  Key areas of exposure are capacity and utilization risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks and financial and treasury management risks.  Our risk management strategy permits the exploitation of business opportunities that present themselves as long as a risk-return ratio in line with market conditions can be realized and the associated risks are an appropriate and sustainable component value creation.

Sensible management of entrepreneurial opportunities and business risks is an integral part of our corporate management and decision-making.  Consequently, our system for the timely detection and management of risk consists of a large number of components that are systematically embedded in our entire organization and operational structure.  There is no autonomous organizational structure; instead, risk management is regarded as a primary responsibility of the managers of all business entities and of the process and project managers.  One of their management responsibilities is to ensure that the staff is also integrated into the risk management system.

The Risk Management Committee ensures, on behalf of the board of directors, that risks are identified and assessed continuously across functions and processes.  It is responsible for the system’s constant further refinement and for verifying its effectiveness.  It reports to the board of directors.  The Committee further develops the basic principles of risk policy and oversees their compliance.  It also communicates our risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal audit department.

All major potential risks to our profitability or continued existence are documented in a risk map.  This risk map is regularly updated and extended.  Potential interdependencies between different risks are duly noted.  This measure is designed to ensure that the timely detection, limitation and elimination of these risk systems are regularly reviewed and reinforced.

Over and above appropriate insurance solutions, contingency plans tailored to each individual risk situation are in place for the purpose of combating and controlling risks.  An analysis of risks, together with the possibilities of limiting and overcoming them, also forms an integral part of our strategy development process and is incorporated into our operational planning.

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

On July 29, 2010, Article 17 of the Mexican Constitution was amended in order to authorize class actions to be brought in federal courts in connection with civil actions on matters related, among others, with consumer protection, economic competition, and environmental law. Consequently, on August 30, 2011, the Federal Code of Civil Procedure (Código Federal de Procedimientos Civiles), the Federal Antitrust Law (Ley Federal de Competencia Ecónomica), the Federal Law for Consumer Protection (Ley Federal de Protección al Consumidor) and the General Environmental Protection Law (Ley General del Equilibrio Ecológico y la Protrección al Medio Ambiente) were amended to incorporate class actions; such amendments will be effective as of March 1, 2012.

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

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2011 and December 31, 2010:

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2011	2010	Products/Services
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing

Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	Mexico	100%	100%	Financial services

Administradora Picsa, S.A. de C.V.	Mexico	100%	100%	Administrative services and promotion related to the construction industry

Altos Mandos de Negocios, S.A. de C.V.	Mexico	100%	100%	Administrative services

Aerohomex, S.A. de C.V.	Mexico	100%	100%	Air transportation and lease services

Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	Mexico	100%	100%	Construction and development of housing complexes

Homex Atizapán, S.A. de C.V.	Mexico	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing

Casas Beta del Centro, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2011	2010	Products/Services
(1)				entry-level and middle-income housing

Casas Beta del Norte, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing

Casas Beta del Noroeste, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing

Hogares del Noroeste, S.A. de C.V. (2)	Mexico	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing

Opción Homex, S.A. de C.V.	Mexico	100%	100%	Sale, lease and acquisition of properties

Homex Amuéblate, S.A. de C.V.	Mexico	100%	100%	Sale of housing-related products

Homex Global, S.A. de C.V. (3)	Mexico	100%	100%	Holding company for foreign investments

Sofhomex, S.A. de C.V. S.F.O.M. E.R.	Mexico	100%	100%	Financial services

Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	Mexico	100%	100%	Employee stock option plan administration

HXMTD, S.A. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of upper-income tourism housing

Homex Central Marcaria, S.A. de C.V.	Mexico	100%	100%	Administration of industrial and intellectual property

Homex Infraestructura, S.A. de C.V. (4)	Mexico	100%	100%	Design and construction service for public or private services

CRS Morelos, S.A. de C.V.	Mexico	100%	100%	Construction services to government

CT Prop, S. de R.L. de C.V. (5)	Mexico	100%	100%	Promotion, design, construction and sale of tourism

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2011	2010	Products/Services
				housing

CT Loreto, S. de R.L. de C.V. (5)	Mexico	100%	100%	Promotion, design, construction and sale of tourism housing

(1)                     Casas Beta del Centro, S.  de R.L.  de C.V.  (“CBC”) owns 100% of the outstanding stock of Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V.  (“Huehuetoca”), which are engaged in the promotion, design, construction and sale of entry-level housing.  Huehuetoca is fully consolidated in accordance with MFRS B-8, Consolidated or Combined Financial Statements, since we have control over this subsidiary.  Through October 20, 2009, CBC owned 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V.  That company was sold to a third party on that date.

(2)                     Hogares del Noroeste, S.  A.  de C.V.  is a 50% owned and controlled subsidiary of Desarrolladora Homex, S.A.B. de C.V., which is engaged in the promotion, design, construction and sale of entry-level and middle-income housing.  This entity is fully consolidated in accordance with the guidance included in Bulletin B-8 Consolidated and Combined Financial Statements and Valuation of Permanent Investments, since we have control of this subsidiary.

(3)                     Homex Global, S.A. de C.V, (“Homex Global”) owns the outstanding stock of the following companies:

(a)          Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that is to perform the construction and development of entry-level and middle-income housing in India.  This company has had no significant operations to date.

(b)         Homex Global owned 15% of the outstanding stock of Orascom Housing Communities “S.A.E.”, a company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt.  Pursuant the application of MFRS C-7, Investments in Associates and Other Permanent Investments, effective January 1, 2009, this company was no longer considered an associate but another permanent investment.  On December 31, 2009 we sold our total investment in this company to a third party.

(c)          Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no operations during the periods presented herein.

(d)         Homex Global owns 100% of the outstanding common stock of Homex Brasil Participacoes Limitada (“Homex Brasil”), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada.  Through twenty three subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brazil.  During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in Sao Jose dos Campos, northeast of Sao Paulo.  During the years ended December 31, 2011 and 2010 we recognized revenues from its Brazilian operations of Ps.598,678 and Ps. 173,272, respectively.

(e)          Effective June 2011, Homex Global owns 100% of the outstanding stock of MCA Incorporacoes, S.A., a subsidiary located in Brazil that entered into a simple and guaranteed debentures issuance, through the issuance of 1,279 debentures (See Note 12).

(f)            Starting in December 2011, Homex Global owns 55% of the outstanding stock of Homex Alesayi Company Limited, a subsidiary located in Saudi Arabia and that is to perform the construction and development of entry-level and middle-income housing in Saudi Arabia. This company had no operations during 2011.

(4)                     Homex Infraestructura, S.A. de C.V. owns 100% of the outstanding common stock of Homex Infraestructura Concesiones, S.A. de C.V. and Homex Infraestructura Obras, S.A. de C.V., which are engaged in the design and construction for public or private services.

(5)                     These companies were acquired in 2010.  See “Item 4. Information on the Company—Business Overview—Our Products.” and Note 4 to our consolidated financial statements.  CT Prop, S. de R.L. de C.V. owns 100% of the outstanding stock of CT Commercial Properties, S. de R.L. de C.V.

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

In December 2008, IMFRS 14 was issued by the CINIF to complement Bulletin D-7, Construction Agreements and Manufacturing of Certain Capital Assets.  This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub-contractors.

Due to the application of this Interpretation, effective January 1, 2010, we stopped recognizing our revenues, costs and expenses based on the percentage-of-completion method.  At that date, we began to recognize them based on methods mentioned in this Interpretation. Revenue and cost recognition more closely approximate what is often referred to as a “completed contract method” (or the “deposit accounting method”) in which revenues, costs and expenses should be recognized when all of the following conditions are fulfilled:

•                                          we have transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership;

•                                          we do not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor do we retain the effective control of the sold assets;

•                                          the revenues amount can be estimated reliably;

•                                          it is probable that we will receive the economic benefits associated with the transaction; and

•                                          the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and the signing us, the customer and (if applicable) the lender of the legal contracts and deeds of ownership (escrituras) over the property. At that time, the customer would have the legal right to take possession of the home.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods presented with these 2010 consolidated financial statements as required by MFRS B-1 Accounting Changes and Error Correction.

We consolidate the results of the Morelos Correctional Facility Contract.  Revenue recognition for that contract is discussed in Note 3b to our consolidated financial statements.  As discussed in Note 3n to our consolidated financial statements, we apply the equity method of accounting over our 24% ownership interest in Makobil, who in turn consolidates the results for the Chiapas Correctional Facility Contract.  For an additional description of revenue recognition with respect to our federal correctional facilities, see “Item 4. Information on the Company—Business Overview— Infrastructure Division.”

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

The remaining variations in our gross profit and gross profit margin between MFRS and US GAAP principally relate to differences in amounts included in cost of sales.  Under MFRS certain financing costs are included in interest expense that are considered a component of cost of sales for US GAAP.  Furthermore, under both MFRS and US GAAP, certain other financing costs are capitalized and ultimately charged to cost of sales when inventory is sold.  However, the method and amounts capitalized varies between MFRS and US GAAP and can result in varying gross profit margins and thus operating profits.

In 2011, revenues under MFRS were Ps.21,853 million while revenues under US GAAP were Ps.21,761 million.  In 2010, revenues under MFRS were Ps. 19,652 million while revenues under US GAAP were Ps. 19,629 million.  For a further discussion of revenue recognition policies under US GAAP, refer to Notes 28 through 30 to our consolidated financial statements.

Total units closed and recognized as MFRS revenue in 2011 were 52,486 units (44,347 in 2010) compared to 52,592 units closed under US GAAP in 2011 (44,277 in 2010).  Total units closed of 52,486 in 2011 represents an 18.4% increase compared to total units closed in 2010 of 44,347.  The increase is attributable primarily due to our strategy of focusing on home prototypes in the affordable entry-level which produce higher revenue and profit margins.

Impairment evaluation of inventories

We review the carrying amounts of our inventories annually or earlier when an impairment indicator suggests that such amounts might not be recoverable.  If events or changes in circumstances indicate that the carrying value may not be recoverable an assessment is undertaken to determine whether carrying values are in excess of their net realizable value.  Net realizable value is the estimated sales price in the ordinary course of business, less estimated costs for completion and effecting a sale.

Net realizable value for development properties is based on internal project evaluations where assumptions are made about the project’s expected revenues and expenses.  Valuation of these projects is performed according to lower cost of market principle.  If the carrying amount of a project exceeds the net realizable value, a provision is recorded to reflect the inventory at the recoverable amount in the balance sheet.  Impairment losses are recognized in the consolidated income statement.

During the year ended December 31, 2011, we adjusted the value of our inventory in-process at each our three Brazilian projects whereby total inventory balances were written down by approximately Ps. 131,079.

Income Taxes

Income tax expense, calculated as the higher of IETU or regular income tax, is recorded in the results of the year in which such tax expense or benefit is incurred.  We prepare financial projections to determine whether we expect to incur IETU or regular income tax in the future.  Such projections are based on estimates regarding futures revenues, expenses and cash flow.  Deferred income taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities, including the effects of any tax loss carry-forwards or asset tax credits.  We evaluate the recoverability of deferred income tax assets based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing taxable temporary differences.  A valuation allowance is recognized when, based on this analysis, it is highly probable that the deferred income tax asset will not be realized.

We recognize deferred tax assets and liabilities based on the differences between the financial statements, carrying amounts and the tax bases of assets and liabilities.  We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.  If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against deferred tax assets resulting in additional income tax expense.  Included as a component of our net deferred tax liabilities are tax loss carry-forward assets (“NOL carry-forwards”) of Ps. 5,536,795 (post-tax effected — Ps. 1,550,303) as of December 31, 2011 related to our operations in Mexico.  We believe that it is more likely than not that such NOL carry-forwards will be ultimately recovered, primarily through the reversal of deferred tax liabilities.  Accordingly, no valuation allowance has been recognized against these NOL carry-forwards in our consolidated financial statements, except by NOL carry-forwards mentioned in Note 24 f) to our consolidated financial statements.  We also have tax loss carry-forward assets (“NOL carry-forwards”) of Ps. 328,213 (post-tax effected Ps. 111,592 ) as of December 31, 2011 related to our operations in Brazil.  Given the start-up nature of our Brazilian operations, a valuation allowance has been recognized against these NOL carry-forwards in our consolidated financial statements.  See Notes 3 and 24 to our consolidated financial statements.

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

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised.  The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which we principally operate.  The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period in which:  (1) the tax position meets such threshold, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

We have taken certain positions in our annual tax returns which are classified as uncertain tax positions for financial reporting purposes.  Specifically, uncertain tax positions currently outstanding relate to our interpretation of the Mexican Federal Income Tax Law (Ley del Impuesto sobre la Renta ) related to the inclusion of certain debts in the calculation of the inflation adjustment, and the deduction of land by real estate developers.  As of December 31, 2011 and 2010, uncertain tax positions resulted in Ps.942,234 and Ps.604,139, respectively, in deferred tax assets which had been provided for through a full valuation allowance, and an additional current liability in the amount of Ps.1,599,642 and Ps.775,946 in our consolidated financial statements, respectively.

OPERATING RESULTS

The following table sets forth selected data for the periods indicated, stated in nominal pesos.  The table also sets forth the data as a percentage of our total revenues:

	Year Ended December 31,
	2011	2010	2009
	(in thousands of Ps.)
MFRS:
Revenues	21,853,279	19,652,309	17,476,489
Costs of sales	16,165,752	13,727,484	12,285,836
Gross profit	5,687,527	5,924,825	5,190,653
Selling, general and administrative expenses	2,767,974	2,980,379	2,471,680
Income from operations	2,919,553	2,944,446	2,718,973
Other (expenses) income, net	(344,867)	(142,765)	5,320
Net comprehensive financing cost(1)	394,804	314,742	148,511
Income taxes	865,940	906,997	994,389
Consolidated Net income	1,313,942	1,579,942	1,581,393

	Year Ended December 31,
	2011	2010	2009
	(as a percentage of sales)
MFRS:
Revenues	100.0%	100.0%	100.0%
Costs of sales	74.0%	69.9%	70.3%
Gross profit	26.0%	30.1%	29.7%
Selling, general and administrative expenses	12.6%	15.2%	14.1%
Income from operations	13.4%	14.9%	15.6%
Other (expenses) income, net	1.6%	0.7%	0.0%
Net comprehensive financing cost	1.8%	1.6%	0.9%
Income taxes	4.0%	4.6%	5.7%
Consolidated Net income	6.0%	8.0%	9.0%

(1)          Represents interest income, interest expense, foreign exchange gains and losses and valuation effects of financial derivative instruments.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010 - MFRS

Revenues

Total housing revenues in 2011 increased 9.4% to Ps. 20,210.0 million from Ps. 18,465.2 million in 2010, driven by volume growth within the affordable entry-level segment, confirming Homex’ focus on organic growth in Mexico in attractive home markets that provide continued growth opportunities. The middle-income segment represented 14.9% of total revenues in 2011 compared to 26.3% in 2010 as a result of our proactive measures to reduce exposure to the segment.  Revenues from Brazil represented 2.7% of our total revenues in 2011 compared to 0.9% during 2010, reflecting Homex’s improved operations and increased experience in the country. Other revenues remained relatively stable at 7.5% of total revenues during 2011 from 6.0% during 2010.

Units closed in 2011 increased 18.4% to 52,486 homes, from 44,347 homes in 2010. Affordable entry-level sales volume in Mexico increased by 21.8% in 2011 representing 91.2% of total titled volume.  Middle-income sales volume decreased 25.5% compared to 2010 levels reflecting our strategy to reduce our exposure to the high-middle-income segment and concentrate our product offering at a price where middle-income homes can be readily financed through co-financing mortgage programs and in view of continued mortgage financing constraints through commercial banks and sofoles. We have continued to concentrate on increasing our market share in our core business, the affordable entry-level segment, where mortgage financing availability is strongly supported by Infonavit and Fovissste, as well as state housing funds. For the full year 2011, our homes titled in Brazil totaled 1,065 units or 2.0% of total titled units, a 226.7% increase from the 326 units, or 0.7% of total titled units, titled during 2010.

Gross Profit

Gross profit decreased to 26.0% in 2011 from 30.1% in 2010 which includes the effects of MFRS D-6. Pursuant to the application of MFRS D-6, we are required to capitalize a portion of our CFC, which includes interest expense, exchange gains and losses and, monetary position gains and losses and to apply capitalized CFC to cost of sales as the related inventory is sold in future periods.

During the year ended December 31, 2011, our capitalized CFC that was applied to cost of sales increased 79.8% to Ps. 1,363.3 million compared to Ps.758.3 million during the same period in 2010, primarily as a result of:

•                  a 32.5% increase in capitalized interest expense to Ps.1,046.4 million during the year ended December 31, 2011 from Ps. 789.8 million as of December 31, 2010, reflecting the 18.9% increase in total debt in connection with an increased investment in construction-in-process inventory; and

•                  capitalized foreign exchange loss applied to cost of sales of Ps.306.6 million, compared to a gain of Ps. 27.9 million during the same period in 2010, reflecting the depreciation of the Mexican peso relative to the US dollar.

Costs of sales increased by 17.8% for the year ended December 31, 2011 to Ps. 16,165.8 million from Ps.13,727.4 million for the same period in 2010, due primarily to the increase in our capitalized CFC.  On a pro-forma basis (without considering the application of MFRS D-6 in 2011 and 2010) our gross margin in 2011 was 32.3%, compared to 34.0% in 2010. The decrease in gross margin was mainly driven by our product mix change where middle-income segment revenue contribution decreased from 26.3% during 2010 to 14.9% in 2011. Also contributing to this result is a higher cost per unit incurred in Brazil as compared to Mexico. At the same time the lower margin reflects a lower average price for all homes titled in Mexico which decreased from Ps.415 thousand as of December 31, 2010 to Ps.381 thousand as of December 31, 2011.

Selling, General and Administrative (“SG&A”) Expenses

Selling, general and administrative expenses decreased by 7.1% to Ps. 2,767.9 million in 2011 compared to Ps. 2,980.3 million in 2010.  As a percentage of total revenues, SG&A expenses decreased to 12.7% in 2011 compared to 15.2% in 2010.  The decrease in SG&A for the full year 2011 was mainly derived from efficiencies generated during the year from expenses as advertising, outsourcing and general expenses in both Mexico and Brazil.

Income from Operations

In 2011, income from operations decreased by 0.8% to Ps. 2,919.6 million compared to Ps. 2,944.4 million in 2010. On a pro-forma basis (without considering the application of MFRS D-6), our operating margin in 2011 increased 76 basis points (“bps”) to 19.6% compared to 18.8% in 2010. The higher margin is mainly driven by lower SG&A expenses during 2011 as previously explained in the SG&A discussion.

Net Comprehensive Financing Cost

Net comprehensive financing cost (comprised of interest income, interest expense, foreign exchange gains and losses and valuation effects of derivative instruments) increased to Ps.394.8 million in 2011 compared to Ps.314.7 million in 2010, primarily as a result of the following:

•                  net interest expense increased to Ps.196.6 million in 2011 from Ps.177.2 million in 2010, primarily due to an increase in our total debt of 18.9%;

•                  we had a foreign exchange loss of Ps.265.8 million in 2011 compared to a loss of Ps.97.8 million in 2010; and

•                  the net valuation effects of financial derivative instruments decreased to a gain of Ps.67.6 million from a loss of Ps.39.6 million in 2010 as a result of the changes in the mark-to-market of our financial derivative instruments during the year.

Foreign Exchange Exposure and Currency Derivatives

As of December 31, 2011, Homex’s US Dollar denominated debt mainly consisted of two US$250 million bonds issued in 2005 and 2009 with single principal payments due at maturity in 2015 and 2019, respectively.  In connection with our US$250 million bond maturing in 2015, we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.13.89 per U.S. dollar through 2012.  In connection with our US$250 million bond maturing in 2019, we entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar through 2019 and at an average weighted cost of 4.39%.  In addition, we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.11.67 per U.S. dollar through 2012.

The net valuation effects of financial derivative instruments recognized in the consolidated income statements for the years ended December 31, 2011, 2010 and 2009, were Ps. (67.6) million, Ps. 39.7 million and Ps. 66.5 million, respectively.

Income Tax Expense

Income tax expense decreased by 4.5% to Ps.865.9 million from Ps.906.9 million in 2010.The effective tax rate was 39.7% in 2011 compared to 36.5% in 2010. The effective tax rate increased in 2011 due to the increase in the valuation allowance for net operating loss carry-forwards from our Brazil operations

Net Income of controlling interest

Net income of controlling interest decreased 13.7% to Ps. 1,304.4 million in 2011 compared to Ps. 1,511.7 million in 2010, as a result of the factors described above.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009 - MFRS

Revenues

Total housing revenues in 2010 increased 7.4% to Ps.18,465.2 million from Ps.17,198.7 million in 2009, driven by higher average prices in the affordable-entry-level segment and increased volume in the middle-income segment.  Affordable entry-level homes (including our operations in Brazil) represented 67.6% of total revenues in 2010 compared to 78.9% in 2009.  Middle-income homes represented 26.3% of total revenues in 2010 compared to 19.5% in 2009.  In 2010, other revenues increased to Ps.1,187.0 million, compared to Ps.277.7 million in 2009.  The increase is primarily a result of additional construction service contracts we entered into with the Mexican federal government.

Units closed in 2010 decreased 3.6% to 44,347 homes, from 46,016 homes in 2009 primarily due to our strategy of focusing on home prototypes in the affordable entry-level and middle-income segment, which produce higher revenue and profit margins.  Thus, while the number of units closed has decreased, resulting revenues and profits have increased.  Affordable entry-level sales volume decreased to 39,579 homes in 2010 or 89.2% of total sales volume compared to 92.4% in 2009.  Middle-income sales volume increased 10.8% to 4,768 homes in 2010 compared to 3,483 homes in 2009, reflecting the our strategy of focusing on home prototypes that can be financed through co-financing mortgage programs with Infonavit and Fovissste in response to commercial banks providing mortgages that are co-financed by such agencies.

Gross Profit

Gross profit margins increased to 30.1% in 2010 from 29.7% in 2009 which includes the effects of MFRS D-6.  Pursuant to the application of MFRS D-6, if applicable, we are required to capitalize a portion of our CFC, which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to cost of sales as the related inventory is sold in future periods.

During 2010, our capitalized CFC that was applied to cost of sales increased 41.1% to Ps.758.3 million compared to Ps.537.4 million during 2009 primarily as a result of:

•                                          a 68.7% increase in capitalized interest expense to Ps.781.6 million during the year ended December 31, 2010 from Ps.463.1 million as of December 31, 2009, reflecting the 28% increase in total debt in connection with an increased investment in construction-in-process inventory; and

•                                          capitalized foreign exchange gain applied to cost of sales of Ps.36.2 million, compared to a loss of Ps.66.6 million during the same period in 2009, reflecting the appreciation of the Mexican peso relative to the US dollar.

Costs of sales increased by 11.7% for the year ended December 31, 2010 to Ps.13,727.4 million from Ps.12,285.8 million for the same period in 2009, due primarily to the increase in our capitalized CFC.  On a pro-forma basis (excluding the application of MFRS D-6 in 2009 and 2010) our gross margin in 2010 would have been 34.0%, compared to 32.8% in 2009.  The increase in gross margin was mainly driven by a higher average price in our affordable-entry and middle-income level segment homes as described under “Revenues” above.

Selling, General and Administrative Expenses

SG&A expenses increased by 20.6% to Ps. 2,980.3 million in 2010 compared to Ps.2,471.6 million in 2009.  As a percentage of total revenues, SG&A expenses increased to 15.2% in 2010 compared to 14.1% in 2009.  The increase in SG&A was primarily a result of the addition of personnel in our international and tourism divisions, an expense which was not yet offset by revenue contributions from those divisions.

Income from Operations

In 2010, income from operations increased by 8.3% to Ps. 2,944.4 million compared to Ps. 2,718.9 million in 2009.  On a pro-forma basis (without considering the application of MFRS D-6), our operating margin in 2010 would have increased 21 bps to 18.8% compared to 18.6% in 2009.  The higher margin reflected our increased profitability as a result of higher average prices.

Net Comprehensive Financing Cost

Net CFC (comprised of interest income, interest expense, foreign exchange gains and losses, valuation effects of derivative instruments and monetary position gains and losses) increased to Ps.314.7 million in 2010 compared to Ps.148.5 million in 2009, substantially as a result of the following:

•                                          net interest expense increased to Ps.177.2 million in 2010 from Ps.141.5 million in 2009, primarily due to an increase in our total debt of 28%;

•                                          we had a foreign exchange loss of Ps.97.8 million in 2010 compared to a foreign exchange gain of Ps.59.5 million in 2009; and

•                                          the net valuation effects of financial instruments decreased from Ps.66.4 million in 2009 to Ps.39.6 million in 2010 as a result of the changes in the mark-to-market of our financial instruments during the year.

Foreign Exchange Exposure and Currency Derivatives

As of December 31, 2010, our US Dollar denominated debt consisted of two US$250 million bonds issued in 2005 and 2009 with single principal payments due at maturity in 2015 and 2019, respectively.  In connection with our US$250 million bond maturing in 2015, we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.13.95 per U.S. dollar from 2010 through 2012.  In connection with our US$250 million bond maturing in 2019, we entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar through 2019 and at an average weighted cost of 4.39%.  In addition, we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.11.67 per U.S. dollar through 2012.

The net valuation effects of financial derivative instruments for the years ended December 31, 2010, 2009 and 2008, were Ps.39.7 million, Ps.66.5 million and Ps.314 million, respectively.

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

Net Income of controlling interest

Net income of controlling interest decreased 3.5% to Ps. 1,511.7 million in 2010 compared to Ps.1,565.8 million in 2009, as a result of the factors described above.

Results of Operations —Years Ended December 31, 2010 and 2011 —US GAAP

As disclosed in Note 28 to our consolidated financial statements, until the adoption of IMFRS 14, the primary differences between our financial statements prepared under MFRS and US GAAP related to revenue and cost recognition for construction projects, although certain smaller differences existed for other accounts. However, pursuant to the adoption of IMFRS 14, our revenue recognition policy under MFRS is more similar to US GAAP.

In 2011, revenues under MFRS were Ps. 21,853.2 million while revenues under US GAAP were Ps. 21,760.9 million.  In 2010, revenues under MFRS were Ps. 19,652.3 million while revenues under US GAAP were Ps. 19,628.5 million.  Revenues under US GAAP’s ASC 360.20 are recognized when all the following events occur: a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured. Subsequent our adoption of IMFRS 14, its revenue recognition policy under MFRS is more closely aligned to US GAAP, although certain differences still exist. The principal remaining differences between ASC 360.20 and IMFRS 14 relate to: (1) revenues from FOVI and INVI financial institutions, that are typically recognized for MFRS purposes before they are recognized for US GAAP purposes, since for US GAAP purposes they do not yet comply with one of the ASC conditions above, specifically that a significant down payment is received, that is typically more than 10%, and (2) the deferral and thus recognition on a cash basis for US GAAP of unsecured home-buyer receivables.  For a further discussion of revenue recognition policies under US GAAP, refer to Note 28 to our consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2011 were 52,592 units (44,277 in 2010) compared to 52,846 units closed under MFRS in 2011 (44,347 in 2010). The higher volume in units closed in 2011 is primarily attributable to our strategy of focusing on the affordable entry-level segment. During 2011, we reduced our exposure to the middle income segment by focusing on home prototypes that can be financed through co-financing mortgage programs with INFONAVIT and FOVISSSTE in response to commercial banks providing mortgages that are co-financed by such agencies. Total units closed of 52,592 in 2011 represents a 18.8% increase compared to total units closed in 2010 of 44,277.  In 2010, units closed decreased by 3.6% over 2009.  The proportion of units sold and units closed are generally consistent when evaluated by operating segment during both 2011 and 2010.

Gross profit margins were 26.0% for MFRS in 2011, compared to 27.0% for US GAAP.  Gross profit margins were 30.1% for MFRS in 2010, compared to 29.9% for US GAAP.  The remaining variations in our gross profit and gross profit margin between MFRS and US GAAP principally relate to differences in amounts included in cost of sales.  Under MFRS certain financing costs are included in interest expense, but are considered a component of cost of sales for US GAAP.  Furthermore, under both MFRS and US GAAP, certain other financing costs are capitalized and ultimately charged to cost of sales when inventory is sold.  However, the method and amounts capitalized varies between MFRS and US GAAP and can result in varying gross profit margins and thus operating profits.

Selling, general and administrative expenses are not significantly impacted by the differences between MFRS and US GAAP.  Accordingly, fluctuations in US GAAP SG&A expenses during 2011 and 2010 are consistent with those described for MFRS discussed above. SG&A expenses, as percentage of total revenues, were 12.7% for MFRS in 2011, compared to 12.9% for US GAAP.

CFC is different between MFRS and US GAAP for the reasons discussed above. These differences could result in periodic fluctuations in gross profit margins and CFC levels between the two accounting frameworks.

Our effective tax rate is not significantly impacted by the differences between MFRS and US GAAP. Our effective tax rate under MFRS was 39.7% in 2011 compared to 43.3% under US GAAP and 36.5% under MFRS in 2010 compared to 34.7% under US GAAP; the difference in the effective tax rate is due to reconciling items are diluted in relation to the tax because of the fluctuation in the pre-tax income from MFRS to USGAAP.

Refer to Note 28 through 30 to our consolidated financial statements for a complete reconciliation of consolidated net income between MFRS and US GAAP.

Results of Operations —Years Ended December 31, 2009 and 2010 —US GAAP

As disclosed in Note 28 to our consolidated financial statements, until the adoption of IMFRS 14, the primary differences between our financial statements prepared under MFRS and US GAAP related to revenue and cost recognition for construction projects, although certain smaller differences existed for other accounts.  However, pursuant to the adoption of IMFRS 14, our revenue recognition policy under MFRS is more similar to US GAAP.

In 2010, revenues under MFRS were Ps.19,652 million while revenues under US GAAP were Ps.19,629 million.  In 2009, revenues under MFRS were Ps.17,476 million while revenues under US GAAP were Ps.17,616 million.  Revenues under US GAAP’s ASC 360.20 are recognized when all the following events occur:  a) a sale is consummated; b) a significant initial down payment is received (when applicable); and c) the earnings process is complete and the collection of any remaining receivables is reasonably assured.  Subsequent to our adoption of IMFRS 14, our revenue recognition policy under MFRS is more closely aligned to US GAAP, although certain differences still exist.  The principal remaining differences between ASC 360.20 and IMFRS 14 relate to:  (1) revenues from FOVI and INVI financial institutions, that are typically recognized for MFRS purposes before they are recognized for US GAAP purposes, since for US GAAP purposes they do not yet comply with one of the ASC conditions above, specifically that a significant down payment is received, that is typically more than 10%, and (2) the deferral and thus recognition on a cash basis for US GAAP of unsecured home-buyer receivables.  For a further discussion of revenue recognition policies under US GAAP, refer to Note 28 to our consolidated financial statements.

Total units closed and recognized as US GAAP revenue in 2010 were 44,277 units (46,631 in 2009) compared to 44,347 units closed under MFRS in 2010 (46,016 in 2009).  The lower volume in units closed in 2010 is primarily attributable to our strategy of focusing on more profitable segments within the affordable entry-level and low middle-income segments.  We reduced our exposure to the economic segment by focusing on home prototypes that can be financed through co-financing mortgage programs with Infonavit and Fovissste in response to commercial banks providing mortgages that are co-financed by such agencies.  Total units closed of 44,277 in 2010 represents a 5% decrease compared to total units closed in 2009 of 46,631.  In 2009, units closed increased by 11.9% over 2008.  The proportion of units closed and units closed are generally consistent when evaluated by operating segment during both 2010 and 2009.

Gross profit margins were 30.1% for MFRS in 2010, compared to 29.9% for US GAAP.  Gross profit margins were 29.7% for MFRS in 2009, compared to 28.1% for US GAAP.  The remaining variations in our gross profit and gross profit margin between MFRS and US GAAP principally relate to differences in amounts included in cost of sales.  Under MFRS certain financing costs are included in interest expense that are considered a component of cost of sales for US GAAP.  Furthermore, under both MFRS and US GAAP, certain other financing costs are capitalized and ultimately charged to cost of sales when inventory is sold.  However, the method and amounts capitalized varies between MFRS and US GAAP and can result in varying gross profit margins and thus operating profits.

Selling, general and administrative expenses are not significantly impacted by the differences between MFRS and US GAAP.  Accordingly, fluctuations in US GAAP SG&A expenses during 2010 and 2009 are consistent with those described for MFRS discussed above.

CFC is different between MFRS and US GAAP for the reasons discussed above.  These differences could result in periodic fluctuations in gross profit margins and CFC levels between the two accounting frameworks.

Our effective tax rate is not significantly impacted by the differences between MFRS and US GAAP.  Our effective tax rate under MFRS was 36% in 2010 compared to 35% under US GAAP and 39% under MFRS in 2009 compared to 41% under US GAAP.

Refer to Note 28 through 30 to our consolidated financial statements for a complete reconciliation of net income between MFRS and US GAAP.

LIQUIDITY AND CAPITAL RESOURCES

We have experienced, and expect to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes and for land inventory purchases.

Adverse economic conditions in the U.S. throughout the 2008 — 2010 period affected the mortgage banking sector in the U.S., therefore negatively impacting performance of the homebuilding industry in the country, impacting the financial positions of a majority of U.S. homebuilders.  Our domestic mortgage system, as explained herein, differs from that of the U.S. The Mexican housing market differs from the U.S. housing industry in several significant respects.  The housing market in Mexico is in an early stage of development compared to the U.S. housing industry, which, according to some economists, has been subjected to heightened price speculation that has led to an excess supply of housing and a lack of liquidity stemming from earlier excessive mortgage lending activity.  The Mexican housing market on the other hand is characterized by a large deficit of housing stock driven in part by a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home.  Additionally, the Mexican government has implemented housing policies and created agencies designed to address the housing deficit by making funds available to a large segment of the population.  As a result, in the past few years, a significant market for companies like us targeting the affordable entry-level market has emerged.  Accordingly, we do not believe that the housing market in Mexico is suffering from the same impairment and liquidity issues currently facing the U.S. housing industry.  Moreover, while it may be reasonably possible that the impairment and liquidity issues currently facing the U.S. housing industry may deteriorate further, we do not have any current reason to believe these specific problems will materially affect its operations and liquidity directly.  However, no assurances can be given that impairment or liquidity issues in the United States will not affect our operations and liquidity in the future, or that impairment or liquidity issues will not arise in Mexico.

As of December 31, 2011, we had Ps.3,992.7 million of cash and cash equivalents and Ps.15,364.1 million of outstanding indebtedness for money borrowed and capital leases (none of which was construction financing provided by Sofoles for developments under construction), as compared to Ps.3,435.2 million of cash and cash equivalents and Ps.12,921.1 million of outstanding indebtedness as of December 31, 2010.

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

•                                          commercial banks and other financial institutions; and

•                                          down payments from homebuyers.

We believe that our working capital and other sources of financing will be sufficient to meet our foreseeable liquidity requirements in the short term.

The table below sets forth information regarding our outstanding debt as of December 31, 2011:

Debt Outstanding as of December 31, 2011

Homex Debt	Aggregate Lender Principal Amount		Interest Rate(4)	Maturity
	(in thousands of Ps.)
Senior Guaranteed Notes due 2019(1)	Ps.	3,494,675	9.5%	December 11, 2019
Senior Guaranteed Notes due 2015(2)	3,494,675		7.5%	September 28, 2015
Grupo Financiero Inbursa, S.A. (“Inbursa”) A credit line of Ps.2,078 million granted on June 26, 2008 (the “Inbursa Credit Agreement”).	2,078,000		TIIE+1.50%	June 26, 2013
Banco Nacional de México, S.A. A credit line of Ps. 1,000 million granted on July 16, 2009, renewed to Ps. 1,500 million on March 25, 2010.	1,110,295		TIIE+5.00%	July 16, 2013
Banco Mercantil del Norte, S.A. (Banorte) A credit line of Ps. 34,877 granted on July 2011	33,836		TIIE+3.50%	February 2013
HSBC México, S.A. A credit line of Ps. 50,000 granted on November 25, 2011.	50,000		TIIE+5.50%	February 2012
Banco Nacional de México, S.A. A credit line of Ps. 394,700 granted in December 2011.	394,700		TIIE+5.00%	January 2012
Credite Suisse AG (3) A credit line granted by Credit Suisse AG on April 27, 2011 for US$150 million.	2,096,805		LIBOR+3.50%	April 27, 2012
Deutsche Bank AG A credit line granted by Deutsche Bank AG on December 15, 2011 for US$50 million.	698,935		LIBOR+6.375%	December 14, 2012
Ficade, S.A. de C.V., SOFOM, E.N.R. A credit line of Ps. 400,000 granted on December 30, 2011	400,000		15.00%	December 30, 2015
IXE Banco, S.A.. A credit line of Ps. 100,000 granted on December 7, 2011	100,000		TIIE +5.00%	March 6, 2012
Deutsche Bank, S.A. A credit line granted by Deutsche Bank, S.A. (a Brazilian financial institution) on May 31, 2011 for 127.3 million BR$.	956,723		CDI+5.25%	April 11, 2016
Bancomer, S.A. Financial leases of machinery and equipment	69,021		TIIE + 0.80%	January 2013
Bancomer, S.A. Financial leases of machinery and equipment	23,505		TIIE + 0.80%	October 2013
Bancomer, S.A. Financial leases of machinery and equipment	28,019		TIIE + 3.50%	January 2014
Bancomer, S.A. Financial leases of machinery and equipment	11,761		TIIE + 3.50%	April 2014
GE Financial Mexico, S.A. de C.V. Financial leases granted in June 2010 and July 2011	773		12.98%	October 2013
GE Financial Mexico, S.A. de C.V. Financial lease granted in August 2011	65,805		7.18%	September 2016
Leasing Operations de México, S. de R.L. de C.V. Leases granted in April, May, and August 2010.	85,199		13.39%	During 2013
Banco Bradesco, S.A. Financial leases provided in November 2009, December 2009 and November 2010.	49,371		16.25%	November and December 2012 through March 2014
Banco Consorcio, S.A. Financial leases provided in November 2009, December 2009 and November 2010.	1,111		23.91%	January 2014 through November 2016
Banco Itaú, S.A. Financial leases provided from May through October 2009, and	6,217		20.69%	November, 2013

Homex Debt	Aggregate Lender Principal Amount		Interest Rate	Maturity
	(in thousands of Ps.)
from May through September 2010.
Interest payable	114,710

Total debt	Ps.	15,364,136

(1)          Issued an aggregate principal amount of US$250 million with a coupon of 9.50%. We entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar and at an average rate weighted cost of 3.87%. In order to increase the amount of thresholds of these financial instruments and to avoid collateral margin calls, in May 2010 we changed our Principal-Only Swap rate from 3.87% to 4.39%.

(2)          Issued an aggregate principal amount of US$250 million with a coupon rate of 7.50%.  We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.83 per U.S. dollar and at an average weighted cost of 2.92%.  The Principal-Only Swap was cancelled on July 5, 2008.

(3)          We entered into a credit line with a principal amount of US$150 million at interest rate of LIBOR plus 3.50% per annum. We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the interest of this debt at a rate of TIIE minus 82.5 bps over a Ps. 1,731.75 million fixed principal.

(4)          TIIE refers to the 28-day Mexican interbank rate (Tasa de Interés Interbancaria de Equilibrio), which was 4.79% as of December 31, 2011.

Our total indebtedness increased to Ps.15,364.1 million as of December 31, 2011 from Ps.12,921.1 million as of December 31, 2010, mainly as a result of working capital requirements and the effects of the depreciation of the Mexican Peso relative to the U.S. dollar on our U.S. dollar-denominated debt.

As of December 31, 2011, our short-term debt was Ps. 3,851.2 million, including approximately Ps. 544.7 million of indebtedness under various revolving credit lines granted by financial institutions and the current portion of long-term portion of our equipment lease obligations in the amount of Ps.188.9 million.  Our long-term debt was Ps.11,512.8 million, which includes the long-term portion of our equipment lease obligations in the amount of Ps.154.9 million, a line of credit with Inbursa for Ps.2,078 million, and the remaining balance consisting of a credit line with Banamex for Ps.1,110.3 million, a credit line with Ficade for Ps.400 million, a credit line with Banorte for Ps.33.8 million, a credit line with Deutsche Bank for Ps. 956.7 million, the Senior Guaranteed Notes due 2015 in the aggregate principal amount of Ps.3,494.7 million and the Senior Guaranteed Notes due 2019 in the aggregate principal amount of Ps.3,494.7 million.

On September 28, 2005, we issued US$250 million of senior guaranteed notes due 2015 (the “Senior Guaranteed Notes due 2015”) with a coupon rate of 7.50%, payable semiannually.  On December 11, 2009, we issued US$250 million of senior guaranteed notes due 2019 (the “Senior Guaranteed Notes due 2019” and together with the Senior Guaranteed Notes due 2015, the “Senior Guaranteed Notes”) with a coupon rate of 9.50%, payable semiannually.

As of December 31, 2011, our U.S. dollar-denominated debt included our Senior Guaranteed Notes, both with a single principal payment at maturity.  We have two interest-only swaps that effectively minimize short and mid-term exchange risk in interest payments on the Senior Guaranteed Notes 2015 and 2019.  As of December 31, 2011 and 2010, the net fair value of these instruments were an asset position of Ps.47.7 million and a liability position of Ps.41.1 million, respectively.

As of December 31, 2011, the fair value of the principal-only swap was Ps. 33.8 million and represented a favorable asset position. As of December 31, 2010, the fair value of this swap was Ps. 447.2 million and represented a liability position.

As of December 31, 2011, we had an interest-only swap in order to hedge the monthly interest payment of the short-term credit line with Credit Suisse granted on April 27, 2011. The fair value of this instrument represented a favorable asset position of Ps. 3.6 million.

The net accumulated gain in the consolidated statement of income of the interest-only swaps covering the 2015 and 2019 bonds was Ps. 64.0 million and Ps. 3.6 million for the interest-only swap covering the 2012 bond for the year ended December 31, 2011, respectively.  The net accumulated expense in the statement of income of the interest-only swaps covering the 2015 and 2019 bonds was Ps. (39.7) million for the year ended December 31, 2010.

The net valuation effects of financial instruments for the years ended December 31, 2011, 2010 and 2009 were Ps.(67.6) million, Ps. 39.7 million and Ps. 66.5 million, respectively.

We have not paid dividends since our inception in 1998 and we do not foresee paying dividends in the near future.

Covenants

Loan covenants require us and our guarantor subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to equity unless they are made between the guarantor subsidiaries. In addition, we cannot pledge any of our assets or properties to guarantee any additional debt until certain limits.

 Financial covenants, derived from the Senior Guaranteed Notes due 2015, the Senior Guaranteed Notes due 2019, the Credit Suisse Credit Agreement, the Deutsche Bank Credit Agreement, and the credit lines with Inbursa and Banamex, require us to maintain:

•                                          minimum equity;

•                                          a ratio of interest coverage (EBITDA) to net financing expense;

•                                          a ratio of leverage (liabilities with cost) to EBITDA;

•                                          a ratio of leverage (liabilities) to equity;

•                                          a ratio of leverage (liabilities with cost) to equity;

•                                          additional debt based on assets; and

•                                          consolidated fixed charge coverage.

There are also restrictions applicable to additional debt based on EBITDA levels, such as EBITDA to interest expense, including payments of dividends.

In the event we do not comply with any of the above provisions, there is a resulting limitation on our ability to pay dividends to our stockholders.

Included in our credit agreements and indentures with the aforementioned financial institutions, if we fail to comply with the terms and conditions of our covenants, an event of default may occur that may result in the amounts owing to these institutions together with interest accrued becoming due and payable.  In addition, an event of default under any of our credit agreements and indentures may in turn trigger events of default under our other credit agreements and indentures which may result in the amounts outstanding under such debt obligations becoming due and payable.  Acceleration or cross-default under any of our credit agreements and indentures could have a material adverse effect upon our business, financial condition, results of operations and prospects.

As of December 31, 2011 and 2010, we were in compliance with the financial covenants of our debt agreements and indentures.

The financial covenants of our leases from BBVA Bancomer require us to maintain:

•                                          a liquidity ratio of current assets to short-term liabilities;

•                                          a ratio of total liabilities to equity; and

•                                          a ratio of operating income to comprehensive financing cost.

As of December 31, 2011 and 2010, we were in compliance with these financial covenants.  The prison project financing loans, described in greater detail under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Prison Project Financing Loans,” are non-recourse to us.

Prison Project Financing Loans

Chiapas Correctional Facility

For the Chiapas, Mexico correctional facility, Makobil (which we account for using the equity method of accounting in 2011) entered into a loan agreement for an aggregate principal amount of approximately Ps.3.8 billion with Banobras and Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex (the “Chiapas Loan”).  As of December 31, 2011, no amounts were borrowed under the Chiapas Loan; however, a borrowing of approximately Ps.480.0 million was made by Makobil as of January 31, 2012.  This borrowing has a term of 15.3 years and bears a fixed rate and/or a variable rate plus the Margin as follows:

a)              During the first 120 months from January 31, 2012 the Chiapas Loan bears (i) a fixed rate of 8.0% plus the Margin on 90% of the outstanding balance of the loan and (ii) a variable rate of TIIE plus the Margin on the outstanding balance of the loan.

b)             As of the 121st month as from January, 31, 2012, the Chiapas Loan will bear a variable rate of TIIE plus the Margin.

For purposes of the Chiapas Loan, “Margin” means: (i) 2.75% beginning on January 31, 2012 and ending on December 27, 2012, (ii) 3.0% beginning on December 28, 2012 and ending on December 27, 2014, (iii) 3.25% beginning on December 28, 2014 and ending on December 27, 2019, (iv) 3.5% beginning on December 28, 2019 and ending on December 27, 2022 and (v) 3.75% beginning on December 28, 2022 and ending on the maturity date (i.e. July 30, 2028).

The Chiapas Loan is secured by a pledge of Homex’s equity interests in Makobil, and a lien over all of Makobil’s assets.  The Chiapas Loan contains customary covenants and events of default for this type of project financing, with the restrictive covenants only limiting the actions of Makobil.

Morelos Correctional Facility

For the Morelos, Mexico correctional facility, our subsidiary, CRS Morelos, entered into a loan agreement for an aggregate principal amount of approximately Ps.3.9 billion with Banobras, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (the “Morelos Loan”).  As of December 30, 2011, no amounts were borrowed under the Morelos Loan; however, a borrowing of approximately Ps.422.7 million was made by CRS Morelos as of January 31, 2012.  This borrowing has a term of 15.3 years and bears a variable rate of TIIE plus a margin equal to (i) 2.75% beginning on January 31, 2012 and ending on December 31, 2012, (ii) 3.0% beginning on January 1, 2013 and ending on December 31, 2014, (iii) 3.25% beginning on January 1, 2015 and ending on December 31, 2019, (iv) 3.5% beginning on January 1, 2020 and ending on December 31, 2022 and (v) 3.75% beginning on January 1, 2023 and ending on the maturity date.

The Morelos Loan is secured by a pledge of Homex’s equity interests in CRS Morelos, and a lien over all of CRS Morelos’ assets.  The Morelos Loan contains customary covenants and events of default for this type of project financing, with the restrictive covenants only limiting the actions of CRS Morelos.

Our subsidiaries participating in the correctional facility construction and servicing have been designated as “unrestricted” for the purpose of our indentures and certain other debt instruments.  The effect of this designation is to, generally, eliminate the results of operations and financial position of these subsidiaries in computing compliance with many of the covenants contained in our debt instruments and to exempt such subsidiaries from certain other covenants and events of default.

For additional information regarding our Peso-denominated debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

TREND INFORMATION

After two economically complicated and challenging years (2008 — 2009), since 2010 we witnessed a global economic recovery, in spite of sluggish growth in some developed economies and debt crises in certain European countries.  In 2011, global GDP increased by approximately 3.8% according to the International Monetary Fund (“IMF”), with advanced economies growing at a rate of 1.6% and emerging and developing markets at a 6.2% rate, led by China and India.

According to the IMF, the global recovery is threatened by intensifying strains in the euro zone and fragilities elsewhere. Financial conditions have deteriorated, growth prospects have dimmed and downside risks have escalated. Global output is projected to expand by 3.25% in 2012.  The IMF is expecting that the euro zone economy will go into a mild recession in 2012 as a result of the rise in sovereign yields, the effects of bank deleveraging on the economy and the impact of additional fiscal consolidation. Growth in emerging and developing economies is also expected to slow because of the worsening external environment and a weakening of internal demand.

Despite the weakening economic environment during 2011, the Mexican economy maintained a favorable pace of growth due to: an acceleration of domestic demand, has increased competitiveness and diversification of exports.  Mexico’s market share of total U.S. imports increased to 13.1%during 2011, from 12.1% during the same period of 2010.  Mexico’s export sector grew by 8.3% totaling $29.1 billion as of December 31, 2011, derived from a 12.4% increase in oil exports and a 7.6% increase in the non-oil sectors.  Mexican exports were favored especially in the manufacturing sector, which accounted for 78.7 percent of total exports.  Additionally employment growth, consumer confidence and a more dynamic consumption trend translated into an increase in productivity during the year.  Mexico’s economic activity indicator (IGAE) for the full year, the index registered an improvement of 3.5%compared to 2010.  Mexico’s unemployment rate improved to 4.51% as of December, 2011 from 4.94% during the year ago period. Although inflation temporarily increased late in 2011, it remained at moderate levels at 3.82% as of December 31, 2011 and domestic interest rates were close to historical low at 4.80%.

Despite of the positive economic performance of the country, during 2011, Sofoles contracted their mortgage lending by 5.7%, because of continued liquidity constraints for the entities and continued Non Performing Loan rates deterioration in their overall portfolios.  On the other hand, commercial banks mortgage lending continued to recover during the year and as of December 2011, commercial banks’ mortgage portfolio grew 8.45 to Ps.392.8 billion compared to 2010.

Sofoles negative performance could affect our profitability to the extent that some of our suppliers rely on sofoles financing.  At the same time, we might benefit from Commercial banks positive performance to the extent that commercial banks might increase their mortgage lending mainly benefiting the Middle-Income market performance.

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of December 31, 2011.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2011:

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(in thousands of Ps.)
Long-term debt obligations	Ps.	14,908,644	Ps.	3,340,440	Ps.	3,222,131	Ps.	4,851,398	Ps.	3,494,675
Capital (finance) lease	340,782		185,849		112,927		42,006		—
Total debt	15,249,426		3,526,289		3,335,058		4,893,404		3,494,675
Estimated interest(1)	5,118,041		1,169,236		1,798,209		1,154,614		995,982
Operating lease obligations(2)	102,376		52,389		40,643		9,344		—
Land suppliers	1,172,293		1,172,293		—		—		—
Total	Ps.	21,642,136	Ps.	5,920,207	Ps.	5,173,910	Ps.	6,057,362	Ps.	4,490,657

(1)          In estimating interest expense we used the applicable rate (see debt table in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”) as of December 31, 2011.

(2)          Operating leases using the applicable base rate as of December 31, 2011.

Contractual obligations increased by 15.1% from Ps.18,804,551 as of December 31, 2010 to Ps.21,642,136 as of December 31, 2011.  This change was mainly due to working capital requirements as well as the Mexican Peso depreciation.

New Accounting Pronouncements

Mexican Financial Reporting Standards (MFRS)

The most relevant standards that came into force in 2011 are described below:

MFRS B-5, Reporting Financial Information by Segment

 This MFRS replaces MFRS B-5, Reporting Financial Information by Segment and establishes the criteria to identify the entity’s segments to disclose as well as the disclosures about those segments.  In addition, MFRS B-5 establishes certain other disclosure requirements.

The main changes of this MFRS are as follows:  (a) MFRS B-5 includes a managerial approach, while previous MFRS B-5, although it referred to managerial approach, required that the information to disclose were referred to identified segments based on the products or services, geographical areas and customers homogenous groups, also requiring that that information would be segregated in primary and secondary information; (b) new MFRS does not require that business areas are subject to different risks amongst them, in order to qualify as operative segments, while previous MFRS B-5 did; (c) in accordance to new MFRS B-5, business areas in development stage could be catalogued as operative segment, while previous MFRS B-5 required operative segments to generate revenues; (d) MFRS B-5  requires to disclose by segments interest income and interest expense, as well as other comprehensive financial cost items, while previous MFRS B-5 did not require this information; and (e) MFRS B-5 requires to disclose the amounts of liabilities that are included in the usual information of an operative segment that we normally uses to make decisions, while previous MFRS B-5 did not require this and let management the option to do so or not.

The adoption of this MFRS did not significantly change the periodic segment disclosures made by us.

MFRS C-4, Inventories

 In November 2010, the CINIF issued MFRS C-4, effective for fiscal years beginning on or after January 1, 2011 and replaced Mexican accounting Bulletin C-4, Inventories.  Any accounting changes resulting from the adoption of this standard related to changes in the formula for assigning inventory costs are recognized retrospectively.  Changes in valuation methods must be recognized prospectively.

 The principal difference between Mexican accounting Bulletin C-4 and MFRS C-4 is that the new standard does not allow using direct costs as the inventory valuation method nor does it allow using the LIFO cost method as the formulas (former method) for the assignment of unit cost to the inventories.  MFRS C-4 establishes that inventories must be valued at the lower of either acquisition cost or net realizable value.  Such standard also establishes that advances to suppliers for the acquisition of merchandise must be classified as inventories provided the risks and benefits are transferred to us.  Lastly, MFRS C-4 includes guidelines for the valuation of the inventories of service suppliers.

This MFRS was adopted as of January 1, 2011, with retrospective application to prior accounting periods presented with these 2011 consolidated financial statements as required by MFRS B-1, Accounting Changes and Error Corrections. The application of MFRS C-4 to the consolidated financial statements had the following effects with respect to the year ended December 31, 2010 consolidated balance sheet:

	As originally issued		Adjustment		As adjusted 2010
Assets:
Cash and cash equivalents	Ps.	3,435,222	Ps.	—	Ps.	3,435,222
Trade accounts receivable	1,975,203		—		1,975,203
Inventories and land held for development	17,236,366		(114,509)		17,121,857
Prepaid expenses and other current assets, net	627,682		114,509		742,191
Total current assets	Ps.	23,274,473	Ps.	—	Ps.	23,274,473

Consolidated statement of cash flows information related to 2010 and 2009 has also been adjusted to reflect the change in classifications disclosed above.

MFRS C-5, Prepaid Expenses

In November 2010, the CINIF issued MFRS C-5, which is effective for fiscal years beginning on or after January 1, 2011.  MFRS C-5 replaces Mexican accounting Bulletin B-5.  Any accounting changes resulting from the adoption of this standard must be recognized retrospectively.

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

The adoption of this MFRS required us to reclassify certain amounts in the December 31, 2010 balance sheet from inventories to other current assets. The impact of the adoption of this MFRS is presented above.

MFRS C-6, Property, Plant and Equipment

MFRS C-6 was issued by the CINIF in December 2010 to replace Mexican accounting Bulletin C-6, Property, Machinery and Equipment, and is effective for fiscal years beginning on or after January 1, 2011, except for the changes related to the segregation of property, plant and equipment into separate components for those assets with different useful lives.  For entities that have not performed this component segregation, the provisions of this new standard will be effective as of January 1, 2012.

The new standard establishes that for acquisitions of free-of-charge assets, the cost of the assets must be null, thus eliminating the option of performing appraisals.  In the case of asset exchanges, MFRS C-6 requires entities to determine the commercial substance of the transaction and the amount to be depreciated is the cost of acquisition less the asset’s residual value.  Prepaid expenses for the acquisition of assets are to be recognized as a component of the asset as of the time the benefits and risks inherent to such assets are transferred.  In the case of retirement of assets, income is recognized when the requirements for income recognition outlined under the standard have been met.  MFRS C-6 also outlines new specific disclosures for public entities presented in Note 10 to our consolidated financial statements.

The adoption of this MFRS did not have any effects on our consolidated financial statements. The most relevant standards that came into force in 2010 are described below:

IMFRS 14, Construction, Sales and Services Agreements related to Real Estate

In December 2008, IMFRS 14 was issued by the CINIF to complement Bulletin D-7, Construction Agreements and Manufacturing of Certain Capital Assets.  This Interpretation is applicable to the recognition of revenues, costs and expenses for all entities that undertake the construction of capital assets directly or through sub-contractors.

Due to the application of this Interpretation, effective January 1, 2010, we stopped recognizing its revenues, costs and expenses based on the percentage-of-completion method.  At that date, we began to recognize them based on methods mentioned in this Interpretation.  Revenue and cost recognition will then more closely approximate what is often referred to as a “completed contract method” (or the “deposit accounting method”) in which revenues, costs and expenses should be recognized when all of the following conditions are fulfilled:

•                                          we have transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership;

•                                          we do not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor does retain the effective control of the sold assets;

•                                          the revenues amount can be estimated reliably;

•                                          it is probable that we will receive the economic benefits associated with the transaction; and

•                                          the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

 The above conditions are typically met upon the completion of construction, and signing by us, the customer and (if applicable) the lender of the legal contracts and deeds of ownership (escrituras) over the property.  At that time, the customer would have the legal right to take possession of the home.

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods as required by MFRS B-1 Accounting Changes and Error Corrections.

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

The adoption of this MFRS did not have significant effects on our consolidated financial statements, except for the reclassification of restricted cash to cash and cash equivalents in the consolidated balance sheets, with related effects on the consolidated statements of cash flows.

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

The adoption of this MFRS did not have any effect on our consolidated financial statements.

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

The adoption of this MFRS required us to consider the associate in Egypt as another permanent investment effective January 1, 2009, and no longer as an associate, and therefore to stop applying the equity method of accounting to this company. On December 31, 2009 we sold our total investment in this company to a third party.

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

The adoption of this MFRS did not have any effect on our consolidated financial statements.

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

The adoption of this MFRS did not have a material effect on our consolidated financial statements.

IMFRS 18, Effects on Recognition from the 2010 Tax Reform Bill in Income Taxes

On December 15, 2009 the CINIF published the IMFRS 18 of Mexican Financial Reporting Standards with the objective to provide guidance in regards to the 2010 Tax Reform Bill about the accounting recognition that should be completed in the companies’ financial statements.

This Interpretation establishes certain parameters for the recognition of changes to the new Tax Reform, mainly in regards to Income Tax rates changes, changes to the consolidation regime (fundamentally related to tax losses), losses on stock transfers, special consolidation terms, distributed dividends not from Net Tax Profit Account (CUFIN), consolidation tax benefits and differences between CUFIN.  The effects of the application of IMFRS 18 are disclosed in Note 24 to our consolidated financial statements.

Effective in 2012:

International Financial Reporting Standards (IFRS)

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, certain Mexican companies with securities listed on a Mexican securities exchange, including Homex, must report their financial information in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). We will adopt IFRS as of December 31, 2012, with a Transition Date to IFRS of January 1, 2011. Accordingly, as of January 1, 2011, we adopted IFRS 1, “First time Adoption of International Financial Reporting Standards”.  Consequently the last financial statements prepared under MFRS are the ones as of December 31, 2011 presented herein. A summary of the principal accounting policies changes and estimated effects on our financial statements is described in the Note 27 to our audited consolidated financial statements.

U.S. GAAP

The most relevant US GAAP standards that became effective for each of the three years ended December 31, 2011 are described below:

Effective in 2011 and 2010:

No significant US GAAP standards were initially adopted in 2011 and 2010.

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

This new guidance is effective for fiscal years beginning after December 15, 2008.  Our US GAAP financial information included in Note 28 to our consolidated financial statements has been retrospectively adjusted for all periods to reflect the adoption of ASC 810.10.

ASC 805.10 (formerly FAS 141 (R))

In December 2007, the FASB issued Statement of Financial Accounting Standards No.  141 (revised 2007), “Business Combinations” (“FAS 141 (R)”).  FAS 141 (R) was a revision of FAS 141 and was codified as a component of ASC 805.10.  This new guidance requires that costs incurred to effect the acquisition (i.e., acquisition-related cost) be recognized separately from the acquisition.  In addition, restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date.  This new guidance requires the acquirer to recognize those costs separately from the business combination.  This new guidance is effective for us in 2009, and did not have any impact on our consolidated financial statements, primarily as no acquisitions occurred during the year.

ASC 815.10 (formerly FAS 161)

In March 2008, the FASB issued Statement of Financial Accounting Standards No.  161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.  133” (“FAS 161”).  FAS 161 was codified as a component of ASC 815.10.  This new guidance requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  This new guidance increases year end disclosures but did not have an impact on our consolidated financial position and results of operations.

ASC 350.10 (formerly FSP FAS 142-3)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”).  FSP FAS 142-3 was codified as a component of ASC 350.  This new guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.  The new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008.  This pronouncement did not have any impact on our consolidated financial position and results of operation.

ASC 323.10 (formerly EITF 08-6)

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 was codified as a component of ASC 323.10.  This new guidance provides guidance on the application of the equity method.  It states equity-method investments should be recognized using a cost accumulation model.  Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairments.  This new guidance is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years beginning on or after December 15, 2008.  During the years ended December 31, 2009, our equity method investments did not represent a significant component of its operations.  Accordingly, the adoption of this EITF did not have a significant impact on our consolidated financial statements.

ASC 855 (formerly FAS 165)

In May 2009, the FASB issued ASC 855, “Subsequent Events.” ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009.  Subsequent events have been considered through the financial statements approval date specified in Note 1 to our consolidated financial statements.

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

As of the date of this annual report, the members of our board of directors are as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
José Ignacio de Nicolás Gutiérrez	1964	Director
Luis Alberto Harvey MacKissack	1960	Director
Z. Jamie Behar	1957	Director
Wilfrido Castillo Sánchez-Mejorada	1941	Director
Edward Lowenthal	1944	Director
Rafael Matute	1960	Director
Dennis G. Lopez	1954	Director

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of Homex’s Board of Directors.  Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company.  Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of CANADEVI and as a member of the regional advisory board of financial institutions such as BBVA Bancomer, Banamex, HSBC (formerly BITAL) and IPADE Business School.  Currently, Mr. de Nicolás oversees our main operations, focusing on new businesses as Homex infrastructure division, land acquisition and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is our Chief Executive Officer.  Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 2006 to June 2007.  Mr. de Nicolás also served as our CEO from 1997 to September 2006.  Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager and supervisor.  He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey in Guadalajara.

José Ignacio de Nicolás Gutiérrez is Chairman of the Board of Directors of Nico Commodities S.A. de C.V. a global food trading company.  Mr. de Nicolás served as Minister of Economic Development for the state government of Sinaloa from June 2007 to December 2010.  Mr. de Nicolás was founder and Chairman of the Board of Directors of Hipotecaria Crédito y Casa, S.A. de C.V., a Sofol that became the third largest mortgage bank in Mexico from 1997 to 2007.  Mr. de Nicolás also cofounded Homex and served as CEO from 1989 to 1997. Mr. de Nicolás is a board member of CEMEFI (the Mexican Center for Philanthropy); in addition he founded and was chairman of a non-profit organization for social assistance in the state of Sinaloa from 2002 to 2005.  Mr. de Nicolás received a B.S. in finance and administration from Universidad Panamericana, in Mexico City.

Luis Alberto Harvey MacKissack is Co-founding Partner and Senior Managing Director of Nexxus Capital, S.A.  He has more than 20 years of experience in investment banking and private equity.  Before founding Nexxus Capital, Mr. Harvey held positions at Grupo Bursatil Mexicano, Fonlyser, Operadora de Bolsa, and Servicios Industriales Peñoles S.A. de C.V.  His experience includes several private and public equity transactions and initial public offerings of several major Mexican corporations on the BMV and international capital markets.  Mr. Harvey is a member of the boards of directors of Nexxus Capital, S.A. de C.V., Grupo Sports World, S.A.B de C.V., Genomma Lab Internacional, S.A.B. de C.V., Harmon Hall Holding, S.D.R.L.  de C.V., Crédito Real S.A. de C.V.  SOFOM, E.N.R., Estudios Clínicos TJ Oriard and Grupo Hotelero Santa Fe, S.A. de C.V., among others.  Mr. Harvey is also member of the investment committees of ZN México II, L.P., Nexxus Capital Private Equity Fund III, Nexxus Capital IV and Nexxus Capital Private Equity Fund V.  Mr. Harvey received a B.S.  in economics from Instituto Tecnológico Autónomo de México (“ITAM”) and an MBA with a concentration in finance from the University of Texas at Austin.

Z.  Jamie Behar is Managing Director, Real Estate & Alternative Investments, for General Motors Investment Management Corporation, or GMIMCO, which has approximately $107  billion of total assets under management on behalf of both GM-affiliated and non-affiliated clients.  She manages GMIMCO’s clients’ real estate investment portfolios, including both private market and publicly traded security investments, as well as their alternative investment portfolios, totaling approximately $8.7 billion. She is a member of GMIMCO’s Management Committee, Investment Committee and Investment Review and Approval Committee. Ms. Behar is a member of the Board of Directors of Sunstone Hotel Investors, Inc., a publicly listed hotel company operating in the United States.  She also serves on the Board of Directors of the Pension Real Estate Association (“PREA”), and serves on the advisory boards of several domestic and international private real estate investment entities. Ms. Behar holds a B.S.E. degree from The Wharton School of the University of Pennsylvania, an M.B.A. degree from the Columbia University Graduate School of Business and the CFA charter.

Wilfrido Castillo Sánchez-Mejorada is the Chief Financial Officer of Qualitas Compañía de Seguros, S.A.B de C.V., a Mexican insurance company.  Mr. Castillo is a member of the Board of Directors of Qualitas Compañía de Seguros, S.A.B. de C.V., Grupo Sports World S.A.B. de C. V., Afianzadora Insurgentes, S.A. de C.V., Afianzadora Aserta, S.A. de C.V., and Crédito Real, S.A. de C.V.

Edward Lowenthal is President of Ackerman Management LLC, an investment management and advisory company with particular focus on real estate and other asset-based investments.  Previously, Mr. Lowenthal founded and was President of Wellsford Real Properties, Inc., or WRP, a publicly-owned real estate merchant banking company that merged with Reis, Inc., a real estate market information and analytics provider.  He also founded and was trustee and President of Wellsford Residential Property Trust, a publicly-owned multi-family real estate investment trust that was merged into Equity Residential Properties Trust.  Mr. Lowenthal is a member of the Board of Directors of several companies, including Reis, Inc., where he is non-executive Chairman of the Board, Omega Healthcare Investors, Inc., a healthcare real estate investment trust and American Campus Communities, a publicly traded Real Estate Investment Trust which focuses solely on student housing in the United States.  He also serves as non-executive Chairman of Tiburon Lockers, Inc., a privately held owner-operator of rental storage lockers for transportation, entertainment, sports and other venues.

Rafael Matute is Executive Vice-President and Chief Financial Officer of Wal-Mart de Mexico.  He has been a member of the Board of Directors and the Executive Committee of the Board of Directors for Walmex since 1998; Mr. Matute is also a member of the Board of Directors for Banco Wal-Mart de México and Wal-Mart Foundation.  He has also been member of Consultative Boards for Banorte, Banamex/Citibank, and NAFINSA.  He has an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Barcelona, Spain.  He studied Management at IMD in Lausanne, Switzerland and at Chicago University (GSB).

Dennis G.  Lopez is the Chief Investment Officer of Paris-based AXA Real Estate, the second largest global real estate investment manager with over US$55 billion of property assets under management.  Mr. Lopez is responsible for AXA Real Estate’s Fund Management activities overseeing a team of 110 fund management professionals.  The funds comprise a broad range of real estate investment strategies including:  opportunistic, value added, core-plus, core, development properties, listed funds, regulated funds and separate accounts.  Previously, Mr. Lopez was CEO of SUN Group, a private equity firm focused on real estate activities in India and Russia.  Mr. Lopez had a career of over 25 years in Investment Banking and Real Estate Investment Management, where he has occupied senior positions as Global Head of Real Estate at Cambridge Place Investment Management, a London based hedge fund, and as a Managing Director at JP Morgan in New York and London.  Mr. Lopez received his MBA from the University of California Los Angeles (“UCLA”).

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

Corporate Governance and Compensation Committee

Our corporate governance and compensation committee consists of Luis Alberto Harvey MacKissack (Chairman) and Edward Lowenthal.  Among other duties and responsibilities, the committee identifies individuals qualified to become board members and makes recommendations to the board of directors and shareholders regarding director and executive nominees; issues opinions to the board of directors regarding related party transactions; develops and recommends to the board of directors a set of corporate governance principles applicable to us; oversees the evaluation of the board and management; and makes recommendations for compensation policies applicable to our executives and officers.  The committee also reviews and approves corporate goals and objectives relating to CEO compensation, evaluates the CEO’s performance in light of those goals and objectives, determines and approves the CEO’s compensation level based on this evaluation, and makes recommendations to the board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

Risk Management Committee

Our Risk Management Committee consists of Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Edward Lowenthal, Luis Alberto Harvey, Rafael Matute Labrador MacKissack, and Wilfrido Castillo Sánchez-Mejorada.  The Committee reviews and approves the activities related to the contracting of our hedging instruments.  The Committee also identifies, assesses and limits other business risk associated with our normal activities.

Disclosure Committee

Our disclosure committee, as approved by the Board of Directors, is comprised of executives within management.  This committee is chaired by the Investor Relations Officer and is comprised of the Chief Executive Officer, the Chief Financial Officer, the Manager of Financial Reporting, the Administrative and Accounting Officer and the General Counsel.  Among other duties and responsibilities, the committee establishes the criteria to identify relevant information and reviews before publishing all documents that are to be presented to the general public as well as to buy side and sell side analysts.  By doing this, the committee acts to ensure that the relevant information issued by us is accurate in all financial, economic and operative aspects.

Ethics Committee

Our ethics committee, as approved by the Board of Directors is comprised of executives within management.  This committee is comprised of the Chief Executive Officer, the Executive Director of Human Resources and Corporate Responsibility, the General Counsel, the Training Director, the Director of Administrative Support and an external legal counsel.  Among other functions, the committee acts to ensure that we comply with our code of ethics and determines the sanctions if certain actions are considered to be not in compliance therewith.  The Committee also receives and processes complaints from our personnel.

Senior Management

As of the date of this annual report, our senior management is as follows:

Name	Born	Position
Eustaquio Tomás de Nicolás Gutiérrez	1961	Chairman
Gerardo de Nicolás Gutiérrez	1968	Chief Executive Officer
Carlos Moctezuma Velasco	1971	Chief Financial Officer
Ramón Lafarga Bátiz	1960	Administrative and Accounting Officer
Ana Cristina Herrera-Lasso Espinosa	1964	Vice President of Human Resources and Social Responsibility
Rubén Izábal González	1968	Vice President—Construction
Alberto Menchaca Valenzuela	1969	Vice President—Mexico Division
Alberto Urquiza Quiroz	1962	Vice President—International Division
Carolina Silva Sánchez	1981	Vice President—Tourism Division

Eustaquio Tomás de Nicolás Gutiérrez is Chairman of Homex’s Board of Directors.  Before co-founding our predecessor in 1989, Mr. de Nicolás founded and managed DENIVE, a clothing manufacturing company.  Mr. de Nicolás has been a Board Member of the Mexican Stock Exchange since 2005, and has served as regional Chairman and regional Vice Chairman of CANADEVI and as a member of the regional advisory board of financial institutions such as BBVA Bancomer, Banamex, HSBC (formerly BITAL) and IPADE Business School.  Currently, Mr. de Nicolás oversees our main operations, focusing on new businesses such as our infrastructure division, land acquisition, and developing new geographical markets.

Gerardo de Nicolás Gutiérrez is our Chief Executive Officer.  Mr. de Nicolás served as Chief Strategic Officer and head of the Executive Committee from October 2006 to June 5, 2007.  Mr. de Nicolás also served as our CEO from 1997 to September 2006.  Prior to his appointment as CEO, Mr. de Nicolás served as regional manager, systems manager, and construction manager and supervisor.  He holds an undergraduate degree in industrial engineering from Universidad Panamericana, in Mexico City and an MBA from Instituto Tecnológico y de Estudios Superiores de Monterrey in Guadalajara.

Carlos Moctezuma Velasco is our Chief Financial Officer.  Mr. Moctezuma has served as CFO since December 2009. Prior to his appointment as CFO, Mr. Moctezuma served as our Director of Strategic Planning from December of 2007 to 2009 and as Investor Relations Officer from April 2004 to December 2009.  Prior to joining Homex, Mr. Moctezuma served as Senior Manager of Finance and Investor Relations Officer in Grupo Iusacell, S.A. de C.V., a publicly traded Mexican wireless telecommunications company that was formerly a subsidiary of Verizon Communications.  From 1993 to 1999, Mr. Moctezuma held various finance-related positions in Tubos de Acero de Mexico, S.A., including Manager of Investor Relations.  Mr. Moctezuma is former President and co-founder of the Mexican Investor Relations Association (AMERI), having held various positions there from 2002 through 2008.

Ramón Lafarga Bátiz has been the Administrative and Accounting Officer of Homex since June 2007.  Prior to this position, Mr. Lafarga served as Administrative Vice President from 1993 to 2006.  His prior experience includes serving as CEO and partner in Lafarga Bátiz, Contadores Públicos, a public accounting firm, and partner and CEO of a private company specializing in computer equipment.

Ana Cristina Herrera-Lasso Espinosa has been Vice President of Human Resources and Corporate Social Responsibility since March 2011.  Ms. Herrera-Lasso has worked in Human Capital Development at Homex since 2008.  Prior to 2008, Cristina was Human Resources Director at Ferrero’s Group for 10 years, working in Mexico and in Europe where she oversaw the management and development of talent for more than 50 countries with a particular focus on emerging markets:  South America, Africa and Asia.  Ms. Herrera-Lasso has worked in the banking sector, including positions with Banca Promex and HSBC, and in retail, including Walmart Group.  She holds an undergraduate degree in business administration from Universidad Anahuac in Mexico City, and a postgraduate degree in Finance from ITAM. Ms. Herrera-Lasso has also attended various specialization courses in

Human Resources development and Corporate Social Responsibility: Compensation and Benefits Seminar, Management by Competence. Driving Performance through Talent Management and CSR from Harvard Business School.

Rubén Izábal González has served as Vice President—Construction since 1997.  Prior to joining us, Mr. Izabal served at different construction companies, including Gomez y Gonzales Constructores, Provisur S.A. de C.V., Promotoria de Vivienda del Pacifico, S.A. de C.V., and Constructor Giza, S.A. de C.V.  Currently, Mr. Izabal oversees our construction operations, with a focus on the homebuilding process.  Mr. Izabal earned an undergraduate degree in architecture from Instituto Tecnológico y de Estudios Superiores del Occidente in Guadalajara, Jalisco.  Mr. Izabal also earned an associate degree in Business Management from Instituto Tecnológico de Estudios Superiores de Monterrey. In addition, Mr. Izabal took a seminar with Eliyahu Goldrat in regard to Theory of Restrictions as well as a seminar of effective negotiations with Chester L. Karras.

Alberto Menchaca Valenzuela has served as Vice President—Mexico Division since January 2010.  Prior to becoming Vice President—Mexico Division, Mr. Menchaca served as Vice President—Affordable Entry-Level division and as Chief Operations Officer from 2007 to 2009, as Vice President—Operations from 2000 to 2006 and as finance manager from 1996 to 2000.  His prior experience includes work at Banco Mexicano, InverMexico and Banca Confia.  Mr. Menchaca earned an undergraduate degree in agricultural engineering from Universidad Autónoma Agraria Antonio Narro in Saltillo, Coahuila. During the 2010-2011 period Mr. Menchaca took the Executive Education program (AD-2) with IPADE Business School.

Alberto Urquiza Quiroz serves as Vice President—International Division.  Mr. Urquiza also served as Vice president of NAFINSA, a Mexican development bank for five years, where he held several positions including Government Banking VP, Business Development VP and Mexico City Metropolitan Area VP.  Prior thereto Mr. Urquiza worked in Bancomer, one of the biggest banks in Mexico, for more than 15 years as Government Banking VP, Corporate Banking VP and Finance Engineer.  He also owns a software company.  He holds an undergraduate degree in business administration from Universidad Iberoamericana in Mexico City, an MBA from IPADE Business School and a postgraduate in Finance from ITAM.

Carolina Silva Sánchez has been the Vice President of Homex’s Tourism Division since February 2011.  Prior to being appointed as Vice President of our Tourism Division, Mrs.  Silva served as Corporate Affairs Officer directly reporting to Homex’s CEO from February 2005 to January 2011.  Mrs.  Silva has a degree in International Commerce from Instituto Tecnologico y de Estudios Superiores de Monterrey.

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

For 2011, the aggregate amount of compensation net of taxes paid to all directors, alternate directors and committee members was approximately US$438,169, which includes US$123,669 of variable compensation for directors paid during the second quarter of 2011.

For 2011, a compensation of Ps. 4,557.6 was paid to executive officers through the Long Term Executives Stock Option Plan.

We offer a bonus plan to our directors and senior management that is based on individual performance and our results of operations.  This variable compensation can range from 30% to 50% of annual base compensation, depending on the employee’s level.

Since late 2007, we have offered a stock option plan as an incentive to our key executives.  The shares for the stock option plan for executives (999,200 shares) were repurchased by us, through a trust especially created for this purpose.  In 2007, 978,298 stock options were granted to the key executives at an exercise price of greater than the market value at the grant date of Ps.98.08.  During 2008, a total of 29,929 options were exercised, and 335,853 options were cancelled upon departure of the related employees.  In addition, during 2009 we increased the stock option plan by approving the issuance of 73,232 additional stock options and granted 321,549 options at an exercise price of Ps.43.54.  None of our executives own more than 1% of our stock other than as set forth in the table below.  During 2011 and 2010 we did not increase any of the shares underlying its stock options plan, nor did we grant any new options. However a total of 47,873 and 126,691 stock options from the 2009 stock option plan were exercised in 2011 and 2010, respectively. Also during 2010, 612,516 options from the 2007 stock option plan were forfeited as the right for them to be exercised concluded. In addition, during 2011 32,637 options from the 2009 stock option plan were forfeited as the right for them to be exercised concluded.

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

The average fair value of 321,549 stock options granted during 2009 was Ps. 15.63, per stock option.

During the years ended December 31, 2011 and 2010, 47,873 and 126,691 of the stock options were exercised at and exercise price of Ps. 43.54, resulting in an increase of Ps. 2,716 and Ps. 5,516, in equity, respectively.

Total compensation cost related to vested stock option awards totaled Ps. 689, Ps. 10,638 and Ps. 4,212 at December 31, 2011, 2010 and 2009, respectively.

During 2011 we approved a new stock option plan, known as a “Phantom Plan” and consists of 965,596 options granted to the key executives. This plan became effective on January 1, 2011 and the executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

The grants were made at an exercise price of 56.88 Mexican pesos and during 2011, a total of 53,675 options were exercised. Also during 2011 a total of 323,898 options were forfeited.

The average fair value of the Phantom Plan stock options granted was 5.15 Mexican pesos per stock option, during the year ended December 31, 2011.

Total compensation cost related to the Phantom Plan recognized amounted to Ps. 3,685 at December 31, 2011.

EMPLOYEES

As of December 31, 2011 we had a total of approximately 11,299 employees, of whom 10,419 were employed in Mexico, 828 in Brazil and 52 in India.  Our total employees at December 31, 2010 and 2009 were 23,085 and 12,295, respectively.  Approximately 62% of our employees as of December 31, 2011 were administrative and managerial personnel.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report.  The table includes only those individuals who hold more than one percent of the outstanding shares of our capital stock.

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez (1)	28,756,036	8.56%
Gerardo de Nicolás Gutiérrez (1)	27,318,234	8.13%
José Ignacio de Nicolás Gutiérrez (1)	28,329,068	8.43%
Julián de Nicolás Gutiérrez	21,567,027	6.42%

(1)          For additional information regarding the share ownership of the de Nicolás family, see “Item 7. Major Shareholders and Related Party Transactions— Major Shareholders” in this annual report.

ITEM 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2011, there were 334,856,530 common shares issued and outstanding, with 203,777,568 shares held in the United States in the form of American Depositary Shares by six record holders.  The remaining shares were held through Mexican custodians.  Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

The de Nicolás family now holds 34.1% of Homex’s capital.  The public float remains below 65.9%.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of April 29, 2012.  Our major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of April 29, 2012
Identity of Shareholder	Number of Shares	% of Share Capital
de Nicolás family(1)	114,597,176	34.1%
Total(2)	335,869,550	100.0%

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

(2)          Includes public shareholders that in the aggregate hold 65.9% of our share capital.

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

Financing to Related Parties

We have a 24% equity interest in Makobil, a Mexican entity.  The other shareholder in Makobil is the Arendal Group, a well-known Mexican construction contractor. Makobil was awarded the Chiapas Correctional Facility Contract. We are not party to the Chiapas Correctional Facility, nor are we a guarantor in any of Makobil’s financing agreement.

We will be performing sub-contractor services to Makobil in connection with the construction and operation of the federal correctional facility in Chiapas, Mexico, and we have a receivable of Ps. 174,073 from Makobil as of December 31, 2011, which has been the largest amount outstanding. This note receivable is due in August 2012 and bears a variable interest at TIIE plus 1.6%.

No related party financing transactions were reported in 2010 and 2009.

Land Purchases from Related Parties

No related party land purchase transactions were reported in 2011, 2010 and 2009.

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

ITEM 9. The Offer and Listing.

Our common shares have been traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) since June 29, 2004.  The ADSs, each representing six common shares, have been trading on the New York Stock Exchange since June 29, 2004.  On December 31, 2011, there were 334,856,530 outstanding common shares (of which 203,777,568 were represented by 33,962,928 ADSs held by six holders of record in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices of our common shares and ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps. per share)		(US per ADS) (one ADS= six common shares)
2009
1st Quarter	56.78	26.06	25.55	10.05
2nd Quarter	65.83	33.58	29.21	14.54
3rd Quarter	89.75	60.23	40.39	26.69
4th Quarter	95.59	69.29	43.81	31.65

2010
1st Quarter	77.51	54.13	36.63	26.08
2nd Quarter	64.70	52.23	31.83	24.05
3rd Quarter	68.02	54.71	32.37	25.17
4th Quarter	72.84	67.47	35.74	32.23

2011
1st Quarter	69.62	50.95	34.01	25.33
2nd Quarter	57.01	43.18	28.92	21.75
3rd Quarter	51.28	31.16	26.25	13.10
4th Quarter	39.03	26.33	16.87	11.40

2012
January	44.97	39.10	20.71	17.14
February	47.34	38.60	22.31	18.01
March	41.41	37.76	19.57	17.45
April	39.37	35.41	18.51	16.04

On April 29, 2012, the last reported sale price of the common shares on the Mexican Stock Exchange was Ps.36.85 per common share and the last reported sale price of the ADSs on the New York Stock Exchange was US$17.06 per ADS.

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

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants.  The general regulations, which repealed several previously enacted CNBV regulations (circulares), now provide a single set of rules governing issuers and issuer activity, among other things.  The CNBV general regulations were amended to conform to the Mexican Securities Market Law by resolution of the CNBV published on September 6, 2004, September 22, 2006, and were updated on September 19, 2008, January 27, July 22 and December 29, 2009, December 10 and 20, 2010, March 16, July 27, August 31 and December 28, 2011.

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

Pursuant to the January 27, 2009 CNBV regulations update, we must notify the CNBV by June 30 of each year the individual shareholdings by directors and executive officers of 1% or more of our share capital, or any other shareholdings of more than 5% of said capital.

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

Notices of shareholders’ meetings must be published in one newspaper of general circulation in the country at least 15 calendar days prior to the date of the meeting.  Each notice must set forth the place, date, and time of the meeting and the matters to be addressed and must be signed by whomever convenes the meeting.  Shareholders’ meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital are duly represented.  All relevant information relating to the shareholders’ meeting must be made available to shareholders starting on the date the notice is published.

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

•                                          upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•                                          at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3 % of the voting stock which is not owned by the interested shareholder.

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

•                                          will not hold the ADSs or common shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment, for tax purposes, in Mexico; and

•                                          the material anticipated U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADSs or common shares by non-resident holders that are “U.S. holders,” or beneficial owners of the ADSs or common shares that, for U.S. federal income tax purposes:

•                                          are citizens or residents of the United States;

•                                          are corporations, or other entities taxable as corporations, organized under the laws of the United States or any state thereof or the District of Columbia; or

•                                          are trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more U.S. persons have the authority to control all substantial decisions of the trusts or (b) they have valid elections in effect under applicable United States Treasury regulations to be treated as U.S. persons.

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

In general, for U.S. federal income tax purposes, U.S. holders beneficially owning ADSs will be treated as the beneficial owners of the common shares represented by those ADSs.

The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ADSs or common shares.  In particular, the summary of U.S. federal income tax consequences only addresses U.S. holders that will hold the ADSs or common shares as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares.  Further, this summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor or applicable to certain categories of U.S. holders such as financial institutions (including banks), dealers, traders who elect to mark-to-market, tax-exempt entities, insurance companies, partnerships (or entities treated as partnerships for U.S. federal income tax purposes) or investors therein, regulated investment companies, real estate investment trusts, dealers in securities or currencies, expatriates, persons who hold the ADSs or common shares as part of a hedge, straddle, synthetic security, conversion or integrated transaction, U.S. holders who have a functional currency other than the U.S. dollar, or U.S. holders liable for the alternative minimum tax.  Potential U.S. holders should realize that the tax consequences for persons described in the preceding sentence may differ materially from those applicable to other U.S. holders.  Furthermore, the summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as the estate and gift tax or the Medicare tax on net investment income.  Finally, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to non-resident holders and to U.S. holders.

The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or “PFIC” for U.S. federal income tax purposes.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate being a PFIC for our 2012 taxable year.  However, this determination is made annually and it is possible that our status could change. If we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 39.72% (gross-up of 30%).  According to the tax reform bill approved on December, 7 2009, during 2011, 2012 and 2013 the rate will be 39.72% (gross-up of 30%) and during 2014, 35.52% (gross-up of 29%).  From 2015 going forward, the rate will be 37.66% again.  The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

U.S. Federal Income Tax Considerations

The gross amount of any dividend distributions paid with respect to the common shares (including the common shares represented by the ADSs), to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by such U.S. holder (or, in the case of the ADSs, the depositary) and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).  To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of ADSs or common shares.  We do not currently maintain, and do not intend to maintain, calculations of our earnings and profits under U.S. federal income tax principles and, consequently, U.S. holders should treat the full amount of distributions with respect to the common shares (including the common shares represented by the ADSs) as taxable dividends for U.S. federal income tax purposes.

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by such U.S. holder (or, in the case of the ADSs, the depositary), whether or not they are converted into U.S. dollars.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt (including with respect to whether the disposition of pesos giving rise to any foreign currency loss constitutes a “reportable transaction” for U.S. federal income tax purposes).  Dividend income generally will constitute foreign source “passive income” or, “general” category income (depending on whether the U.S. holder is predominantly engaged in the active conduct of a banking, insurance, financing or similar business) for U.S. foreign tax credit purposes.

In the event that Mexican taxes are withheld from dividend distributions, the U.S. dollar value of any such withheld taxes would be treated as part of the gross amount of the dividend includible in income for a U.S. holder for U.S. federal income tax purposes (to the extent of current or accumulated earnings and profits).  U.S. holders may be entitled to credit such taxes against their U.S. federal income tax liability or, for those U.S. holders who so elect, to deduct such Mexican taxes in computing taxable income.  The calculation of foreign tax credits and, in the case of U.S. holders that elect to deduct foreign taxes, the availability of deductions, are subject to generally applicable limitations under U.S. federal income tax regulations and involve the application of rules that depend on U.S. holders’ particular circumstances.  U.S. holders should consult their own tax advisors regarding the potential availability of foreign tax credits and deductions.

Distributions of additional common shares to holders of common shares or ADSs with respect to their common shares or ADSs, as applicable, that are made as part of a pro rata distribution to all our shareholders (including the depositary) generally will not be subject to U.S. federal income tax.

Subject to certain exceptions, the current maximum rate of tax imposed on certain dividends received by U.S. shareholders that not corporations is generally 15%, provided that certain holding period requirements are met.  This reduced rate applies to dividends received before December 31, 2010 from “qualified foreign corporations” and is scheduled to increase for tax years beginning after December 31, 2012.  We believe we are a “qualified foreign corporation” with respect to our common shares and ADSs because our ADSs are listed on the New York Stock Exchange.  Therefore, we believe that dividends paid on our common shares and ADSs will constitute “qualified dividend income” and therefore qualify for the reduced rate.  It is possible, however, that we will not continue to be considered a “qualified foreign corporation” and that our dividends will not continue to be eligible for this rate.  Notwithstanding the previous rule, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share or shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code); or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.  U.S. holders should consult their own advisors regarding the applicability of the 15% dividend rate in their particular circumstances.

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

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the ADSs or common shares, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the ADSs or common shares.  Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the ADSs or common shares have been held for more than one year.  Currently, the top tax rate on adjusted net capital gains for sales and exchanges of capital assets for U.S. holders that are not corporations is 15% and is scheduled to increase after December 31, 2012.  The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.  Gain or loss generally will be treated as U.S. source gain or loss and a U.S. holder may be unable to credit any Mexican taxes imposed on these gains unless it has certain other income from foreign sources.  Deposits and withdrawals of common shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

U.S. Backup Withholding Tax and Information Reporting Requirements

A U.S. holder may, under certain circumstances, be subject to “backup withholding” with respect to some payments to the U.S. holder, such as dividends or the proceeds of a sale or other disposition of the common shares or the ADSs, unless the holder:

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

Recently enacted legislation requires individual U.S. holders with an interest in any “specified foreign financial asset” to file a report to the IRS with information relating to the asset and the maximum value thereof during the taxable for any year in which the aggregate value of all such assets is greater than US$50,000 (or such higher dollar amount as prescribed by Treasury regulations).  Shares and ADSs would be treated as foreign financial assets unless held at a U.S. financial institution.  Depending on the aggregate value of a U.S. holder’s investment in all categories of specified foreign financial assets, the U.S. Holder may be obligated to file an annual report under this provision.  Penalties apply to any failure to file a required report.  Additionally, in the event a U.S. holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such information is filed.  U.S. holders should consult their own tax advisor as to the possible application of this information reporting requirement and related statute of limitations tolling provision.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates.  Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates.  On December 31, 2011, we had outstanding indebtedness of Ps.15,364.1 million, the majority of which bore interest at fixed interest rates.  The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio).  TIIE increases would, consequently, increase our interest payments.

The following table sets forth principal cash flows by scheduled maturity, average interest rates, and estimated fair market value of our debt obligation as of December 31, 2011.  Fair value is estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements.

	Expected Maturity Dates as of December 31, (millions of dollars equivalent)						Fair Value
	2012	2013	2014	2015	After 2016	Total	Dec. 31, ’11
Long-term debt
Fixed rate *	—	—	—	250	250	500	500
Average interest rate**	8.5%	8.5%	8.5%	8.5%	8.5%
Variable rate	246	233	—	—	68	547	547
Average interest rate	7.7%	9.7%	17.4%	17.4%	17.4%

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

A hypothetical, instantaneous, and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2011 would have increased our interest expense in 2010 by approximately Ps. 77 million, over a twelve-month period.

Concurrently with the issuance of the Senior Guaranteed Notes due 2015, we entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate of 2.92% exposed to U.S. dollar currency fluctuations.  The underlying notes bear interest at a rate of 7.5% payable semi-annually and are exposed to U.S. dollar currency fluctuation.  We accounted for this swap at fair value in our consolidated financial statements.  Because the agreement did not meet the requirements for hedge accounting, periodic mark-to-market measurement was made through the income statement.  This principal-only swap was cancelled on July 5, 2008.  In addition, we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.13.95 per U.S. dollar from 2010 through 2012.

Concurrently with the issuance of the Senior Guaranteed Notes due 2019, we entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate in Mexican pesos of 3.87% exposed to U.S. dollar currency fluctuations. In order to increase the amount of thresholds of these financial instruments and to avoid collateral margin calls, in May 2011 we changed our PO Swap rate from 3.87% to 4.39%.  The underlying notes bear interest at a rate of 9.5% payable semi-annually and are exposed to U.S. dollar currency fluctuations.  We accounted for this swap at fair value in our consolidated financial statements. Because the agreement met the requirements for hedge accounting, periodic mark-to-market measurement was made.  In addition, on the same date we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on the first six interest payments on this debt.

In connection with the Credit Suisse Credit Agreement, we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt.

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

The exchange rates in effect at December 31, 2011, 2010 and 2009 were Ps.13.9787, Ps.12.3817 and Ps.13.0437, respectively, per U.S. dollar.

ITEM 12. Description of Securities other than Equity Securities.

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A. (“Citibank”), the depositary of our ADS program, collects fees directly from investors (or brokers or other intermediaries acting on behalf of investors) for depositing shares or surrendering ADSs for the purpose of withdrawal.  The depositary also collects fees for making distributions to investors, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  In addition, the depositary collects an annual fee for depositary services, by deducting from cash distributions, by directly billing investors, or by charging the book-entry system accounts of investors (or brokers or other intermediaries acting on behalf of investors).  The depositary may generally refuse to provide services until its fees for those services are paid, and may sell securities or other property to pay any such fees.  The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 filed on July 6, 2011:

Fee		Service	Paid by

(1)	Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs.

(2)	Delivery of Deposited Securities against surrender of ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

(3)	Distribution of cash dividends or other cash distributions ( i.e. , sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(4)	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(6)	Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15. Controls and Procedures.

(a)                                  Disclosure controls and procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican FRS, including the reconciliation to US GAAP in accordance with Item 18 of Form 20-F, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 29, 2012.

(c)                                  Attestation Report of the registered public accounting firm.

The Board of Directors and Shareholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited Desarrolladora Homex, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Desarrolladora Homex, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Desarrolladora Homex, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2011 and 2010, and the statements of income, changes in equity and cash flows for each of the three years ended December 31, 2011, and our report dated April 29, 2012, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. Alejandro Valdez Mendoza
C.P.C. Alejandro Valdez Mendoza
Culiacán, Sinaloa, México
April 29, 2012

(d)                                 Changes in internal control over financial reporting.

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2011, 2010 and 2009, our auditors continued to be Mancera, S.C., a member practice of Ernst & Young Global.

The following table summarizes the aggregate fees billed to us by Mancera, S.C., a member practice of Ernst & Young Global, during the fiscal years ended December 31, 2011, 2010 and 2009, respectively:

	Years Ended December 31
	2011		2010		2009
	(in thousands of Mexican pesos)
Audit fees	Ps.	19,460	Ps.	20,269	Ps.	16,972
Audit Related fees		—		—		3,807
Tax fees		—		—		21
Total fees	Ps.	19,460	Ps.	20,269	Ps.	20,800

Audit fees.  Audit fees in the above table are the aggregate fees billed by Mancera, S.C. and other Ernst & Young affiliated firms in connection with the audit of our annual financial statements and statutory and regulatory audits in Mexico, Brazil and India.  This caption also includes Sarbanes-Oxley Section 404 attestation services.

Audit-related fees.  2009 audit-related fees in the above table are fees billed by Mancera, S.C. for work performed in connection with the offering of the US$250 million bond maturing in 2019 and filing of a shelf registration statement.

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

We did not purchase any of our equity securities during 2011.

ITEM 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2010 and 2011 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Mancera S.C., a member practice of Ernst & Young Global, has not resigned, has not indicated that it has declined to stand for re-election after the completion of its current audit and has not been dismissed.  For each of the years ended December 31, 2010 and 2011, Mancera S.C., a member practice of Ernst & Young Global, has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

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

ITEM 16H Mine Safety Disclosures

Not applicable.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

See pages F-1 through F-93, incorporated herein by reference.

ITEM 19. Exhibits.

Exhibit No.
1(1)	Our articles of incorporation (estatutos sociales) as amended through March 30, 1998, together with an English translation.*

1(2)	Our bylaws (estatutos sociales) as amended through April 26, 2006, together with an English translation. +

2(a)(1)

Form of Deposit Agreement, as amended, by and among us, JPMorgan Chase Bank as Depositary and the Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including form of American Depositary Receipt.**

2(a)(2)

Form of Amended and Restated Deposit Agreement, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including form of American Depositary Receipt.***

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. *****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. *****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ****

2(b)(5)	Indenture relating to 9.5% Senior Guaranteed Notes dated December 8, 2009 by and between us, as Issuer, and the Bank of New York, as Trustee. ++

2(b)(6)	Indenture relating to 9.750% Senior Guaranteed Notes dated February 2, 2012 by and between us, as Issuer, and The Bank of New York, as Trustee.

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2012.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29 2012.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2012.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-6 (File No. 333-175380), originally filed with the SEC on July 6, 2011. Incorporated herein by reference.

****	Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

*****	Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

+	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2010. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer

Dated: April 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the three years ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations, changes in equity and cash flows for each of the three years ended December 31, 2011, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Notes 28, 29 and 30 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2012, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. Alejandro Valdez Mendoza
C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México

April 29, 2012

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Balance Sheets

(Figures in thousands of Mexican pesos (Ps.))

	2011 Convenience Translation	As of December 31,
	(Note 2a)	2011		2010
Assets
Current assets:
Cash and cash equivalents (Note 5)	$285,624	Ps.	3,992,653	Ps.	3,435,222
Trade accounts receivable, net (Note 6)	142,576		1,993,023		1,975,203
Due from related parties (Note 7)	12,453		174,073		—
Inventories (Note 8)	1,317,189		18,412,586		17,121,857
Prepaid expenses and other current assets, net (Note 9)	71,562		1,000,347		742,191
Total current assets	1,829,404		25,572,682		23,274,473

Land held for future development and construction-in-process (Note 8)	919,923		12,859,328		10,591,499
Property and equipment, net (Note 10)	56,238		786,137		1,002,572
Goodwill (Note 3k)	52,355		731,861		731,861
Other assets, net (Note 11)	39,691		554,822		261,811
Deferred income taxes (Note 24)	62,056		867,471		779,268
Total assets	$2,959,667	Ps.	41,372,301	Ps.	36,641,484

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt (Note 12)	$261,996	Ps.	3,662,357	Ps.	1,728,513
Current portion of long-term capital leases (Note 14)	13,516		188,937		169,604
Trade accounts payable (Note 16)	220,007		3,075,409		3,410,579
Land suppliers (Note 17)	83,863		1,172,293		778,141
Advances from customers	47,919		669,851		624,644
Taxes other than income taxes	75,587		1,056,606		754,264
Income taxes	6,551		91,586		37,531
Employee statutory profit-sharing	4,823		67,420		1,540
Provision for uncertain tax positions (Note 24f)	114,434		1,599,642		775,946
Total current liabilities	828,696		11,584,101		8,280,762

Long-term debt (Note 12)	812,515		11,357,909		10,787,601
Long-term capital leases (Note 14)	11,084		154,933		235,430
Financial derivative instruments (Note 13)	875		12,226		508,160
Long-term land suppliers (Note 17)	—		—		41,441
Employee benefits obligations (Note 15)	5,302		74,115		90,478
Deferred income taxes (Note 24)	322,029		4,501,539		4,377,101
Total liabilities	1,980,501		27,684,823		24,320,973

Equity (Note 18):
Common stock	37,773		528,011		528,011
Additional paid-in capital	235,420		3,290,861		3,290,861
Treasury stock, at cost	(7,301)		(102,053)		(98,412)
Retained earnings	712,674		9,962,265		8,657,851
Financial derivative instruments, net of deferred taxes (Note 13)	1,123		15,701		(330,709)
Other equity accounts	(14,791)		(206,760)		82,984
Equity of controlling interest	964,898		13,488,025		12,130,586
Non-controlling interest in consolidated subsidiaries	14,268		199,453		189,925
Total equity	979,166		13,687,478		12,320,511

Total liabilities and equity	$2,959,667	Ps.	41,372,301	Ps.	36,641,484

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Income

(Figures in thousands of Mexican pesos (Ps.) except earnings per share)

	2011 Convenience Translation	For the years ended December 31,
	(Note 2a)	2011		2010		2009

Revenues	$1,563,327	Ps.	21,853,279	Ps.	19,652,309	Ps.	17,476,489
Cost of sales	1,156,456		16,165,752		13,727,484		12,285,836
Gross profit	406,871		5,687,527		5,924,825		5,190,653
Operating expenses (Note 21)	198,014		2,767,974		2,980,379		2,471,680

Income from operations	208,857		2,919,553		2,944,446		2,718,973

Other (expenses) income, net (Note 22)	(24,671)		(344,867)		(142,765)		5,320

Net comprehensive financing cost (Note 8):
Interest expense (Note 23)	27,944		390,618		340,115		325,710
Interest income	(13,879)		(194,009)		(162,887)		(184,140)
Exchange loss (gain), net	19,015		265,811		97,860		(59,510)
Valuation effects of financial derivative instruments, net (Note 13)	(4,837)		(67,616)		39,654		66,451
	28,243		394,804		314,742		148,511

Income before income taxes	155,943		2,179,882		2,486,939		2,575,782

Income taxes (Note 24)	61,947		865,940		906,997		994,389

Consolidated net income	$93,996	Ps.	1,313,942	Ps.	1,579,942	Ps.	1,581,393

Net income of controlling interest	$93,314	Ps.	1,304,414	Ps.	1,511,763	Ps.	1,565,869
Net income of non-controlling interest	682		9,528		68,179		15,524

Consolidated net income	$93,996	Ps.	1,313,942	Ps.	1,579,942	Ps.	1,581,393

Weighted average shares outstanding (in thousands)	334,700		334,700		334,748		334,830

Basic and diluted earnings per share of controlling interest	$0.28	Ps.	3.90	Ps.	4.52	Ps.	4.68

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011, 2010 and 2009

(Figures in thousands of Mexican pesos (Ps.))

	Common stock		Additional paid-in capital		Treasury stock, at cost (Note 18)		Retained earnings		Financial derivative instruments		Other equity accounts		Equity of controlling interest		Equity of non- controlling interest		Total equity (Note 18)

Balances as of January 1, 2009	Ps.	528,011	Ps.	3,280,223	Ps.	(99,342)	Ps.	5,580,219	Ps.	—	Ps.	53,307	Ps.	9,342,418	Ps.	106,222	Ps.	9,448,640
Shares repurchased for stock option plan						(3,188)								(3,188)				(3,188)
Shares repurchased (Note 18e)						(1,398)								(1,398)				(1,398)
Share-based compensation transactions (Note 18d)				10,638		—								10,638				10,638
Comprehensive income								1,565,869		(87,872)		(42,401)		1,435,596		15,524		1,451,120
Balances as of December 31, 2009 as restated		528,011		3,290,861		(103,928)		7,146,088		(87,872)		10,906		10,784,066		121,746		10,905,812
Share-based options exercised (Note 18d)						5,516								5,516				5,516
Comprehensive income								1,511,763		(242,837)		72,078		1,341,004		68,179		1,409,183
Balances as of December 31, 2010		528,011		3,290,861		(98,412)		8,657,851		(330,709)		82,984		12,130,586		189,925		12,320,511

Share-based options exercised (Note 18d)						2,796								2,796				2,796
Shares repurchased (Note 18e)						(6,437)								(6,437)				(6,437)
Comprehensive income								1,304,414		346,410		(289,744)		1,361,080		9,528		1,370,608
Balances as of December 31, 2011	Ps.	528,011	Ps.	3,290,861	Ps.	(102,053)	Ps.	9,962,265	Ps.	15,701	Ps.	(206,760)	Ps.	13,488,025	Ps.	199,453	Ps.	13,687,478

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Figures in thousands of Mexican pesos (Ps.))

		2011 Convenience Translation	For the years ended December 31,
		(Note 2a)	2011		2010		2009
Operating activities
Income before income tax	$155,943		Ps.	2,179,882	Ps.	2,486,939	Ps.	2,575,782
Items related to investing activities:
Depreciation and amortization		30,921	432,237		465,614		483,409
Loss (gain) on sale of property and equipment		155	2,170		(4,246)		26,706
Interest income		(13,879)	(194,009)		(162,887)		(184,140)
Gain on sale of other investment		—	—		—		(11,676)
Equity earnings in associate		(1,358)	(18,979)		—		—
Items related to financing activities:
Interest		124,163	1,735,639		1,290,903		886,149
Share-based payment transactions		—	—		—		10,638
Valuation effects of financial derivative instruments		(4,837)	(67,616)		39,654		66,451
Deferred profit-sharing		—	—		—		26,606
Exchange loss (gain)		55,735	779,108		(170,830)		(184,346)
		346,843	4,848,432		3,945,147		3,695,579

(Increase) decrease in trade accounts receivable		(1,274)	(17,820)		(1,455,729)		756,012
Increase in inventories and land held for future developments		(254,570)	(3,558,558)		(4,061,504)		(1,974,028)
(Increase) decrease in prepaid expenses and other assets		(35,790)	(500,304)		546,533		(318,835)
Interest income collected		13,879	194,009		162,887		184,140
(Decrease) increase in trade accounts payable		(23,977)	(335,170)		1,210,498		(1,665,751)
Increase (decrease) in accounts payable to land suppliers		25,232	352,711		(593,303)		(1,318,577)
Increase (decrease) in other liabilities		43,565	608,988		(813,374)		1,246,549
(Decrease) increase in employee benefits obligations		(1,171)	(16,363)		(7,709)		13,037
Termination payments for financialderivative contracts		(1,778)	(24,863)		—		(123,271)
Income tax (paid) recovered		(13,322)	(186,221)		(33,658)		43,272
Net cash flows from operating activities		97,637	1,364,841		(1,100,212)		538,127

Investing activities
Increase in the investment in associate		(1,288)	(18,000)		—		—
Increase in notes receivable from related parties		(12,453)	(174,073)		—		—
Business acquisition		—	—		(290,478)		—
Acquisition of property and equipment		(2,757)	(38,547)		(279,644)		(89,352)
Proceeds from sale of property and equipment		675	9,436		81,192		30,625
Net cash flows from investing activities		(15,823)	(221,184)		(488,930)		(58,727)

Financing activities
Proceeds from new borrowings		3,128,520	43,732,641		20,969,560		15,749,151
Payments of notes payable		(3,045,958)	(42,578,524)		(17,912,788)		(13,337,871)
Interest paid		(124,076)	(1,734,417)		(1,265,649)		(874,911)
Shares repurchased		(460)	(6,437)		—		(4,586)
Share-based payments exercised		200	2,796		5,516		—
Net cash flows from financing activities		(41,774)	(583,941)		1,796,639		1,531,783
Net increase of cash and cash equivalents		40,040	559,716		207,497		2,011,183
Adjustment to cash flows due to exchange rate fluctuation		(163)	(2,285)		(23,691)		(27,952)
Cash and cash equivalents at the beginning of the year		245,747	3,435,222		3,251,416		1,268,185
Cash and cash equivalents at the end of the year	Ps.	285,624	Ps.	3,992,653	Ps.	3,435,222	Ps.	3,251,416

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Figures in thousands of Mexican pesos (Ps.),
except as otherwise indicated)

1. Nature of business

Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries (the “Company”) is comprised of a group of companies engaged primarily in the promotion, design, development, construction and sale of affordable entry level and middle income residential housing.  Substantially all sales are made in Mexico.

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

For the years ended December 31, 2011, 2010 and 2009, revenues obtained through INFONAVIT mortgage financing accounted for 75%, 75% and 76% respectively, of the Company’s total revenues, with other sources accounting for 25%, 25% and 24%, respectively.

Homex’s operations include 142 developments in 35 cities located in 22 Mexican states. In 2011, 30.09% of Homex’s revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 13.84% in the state of Jalisco. The remaining revenues were originated throughout 31 cities.

Approximately, Ps. 598,678 and Ps. 173,272 of the Company’s 2011 and 2010 revenues, respectively, originated in Brazil.  For its Brazilian operations, the Company participates in housing supply offers with the governmental institution Caixa Economica Federal (“Caixa”) that is similar in nature to the INFONAVIT in Mexico in that it provides financing to lower income homebuyers.

The Company’s operations are on a seasonal basis: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income.

As disclosed in Notes 3b and 25b, in 2010 the Company signed a contract to build and then subsequently operate a prison for the Mexican Government.

On April 26, 2012, the Financial Director (CFO), Carlos Moctezuma Velasco, and the Administrative and Accounting Officer, Ramón Lafarga Bátiz, authorized the issuance of the Company’s consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements its and notes as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011. Those consolidated financial statements have been approved by the Audit Committee and, the Board of Directors on April 26, 2012, and by the Company’s stockholders at its meeting held on April 27, 2012.

The accompanying consolidated financial statements which consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 28 through 30, were authorized for issuance herein by Gerardo de Nicolás (CEO), the CFO and the Controlling Director on April 29, 2012, with subsequent events for the entire consolidated financial statements having been considered through such date.

2. Basis of preparation

a)              Convenience translation

The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The convenience translation of Mexican pesos into US dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps. 13.9787 per one US dollar as of December 31, 2011.  Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

b)              Consolidation of financial statements

The consolidated financial statements include those of Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership percentage
Company	2011	2010	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing.
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	100%	100%	Financial services.
Administradora Picsa, S.A. de C.V.	100%	100%	Administrative services and promotion related to construction industry.
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Administrative services.
Aerohomex, S.A. de C.V.	100%	100%	Air transportation and lease services.
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes.
Homex Atizapán, S.A. de C.V.	67%	67%	Promotion, design, construction and sale of entry-level and middle-income.
Casas Beta del Centro, S. de R.L. de C.V. (1)	100%	100%	Promotion, design, construction and sale of entry-level and middle-income.
Casas Beta del Norte, S. de R.L. de	100%	100%	Promotion, design, construction and sale of entry-

C.V.			level.
Casas Beta del Noroeste, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level.
Hogares del Noroeste, S.A. de C.V. (2)	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing.
Opción Homex, S.A. de C.V.	100%	100%	Sale, lease and acquisition of properties.
Homex Amuéblate, S.A. de C.V.	100%	100%	Sale of housing related products.
Homex Global, S.A. de C.V. (3)	100%	100%	Holding company for foreign investments.
Sofhomex, S.A. de C.V. S.F.O.M. E.R.	100%	100%	Financial services.
Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	100%	100%	Employee stock option plan administration.
HXMTD, S.A. de C.V.	100%	100%	Promotion, design, construction and sale of upper-income tourism housing.
Homex Central Marcaria, S.A. de C.V.	100%	100%	Administration of industrial and intellectual property.
Homex Infraestructura, S.A. de C.V. (4)	100%	100%	Design and construction services for public or private services.
CRS Morelos, S.A. de C.V.	100%	100%	Construction services to government.
CT Prop, S. de R.L de C.V. (5)	100%	100%	Promotion, design, construction and sale of tourism housing.
CT Loreto, S. de R.L. de C.V. (5)	100%	100%	Promotion, design, construction and sale of tourism housing.

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

(3)                      Homex Global, S.A. de C.V, (Homex Global) owns the outstanding stock of the following companies:

(a)                      Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that is to perform the construction and development of entry-level and middle-income housing in India. This company has had no significant operations to date.

(b)                     Homex Global owned 15% of the outstanding stock of Orascom Housing Communities S.A.E., a company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt. Pursuant the application of MFRS C-7, Investments in Associates and Other Permanent Investments, effective January 1, 2009, this company was no longer considered an associate but another permanent investment. On December 31, 2009 the Company sold its total investment in this company to a third party.

(c)                      Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no significant operations during the periods presented herein.

(d)                     Homex Global owns 100% of the outstanding common stock of Homex Brasil Participacoes Limitada (Homex Brasil), through its subsidiaries Éxito Construcoes e Participacoes Limitada, HMX Empreendimentos Imobiliarios Limitada and MCA Incorporacoes S.A.. Through twenty three subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brazil. During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in San Jose dos Campos, northeast of Sao Paulo. During the years ended December 31, 2011 and 2010 the Company recognized revenues from its Brazilian operations of Ps. 598,678 and Ps. 173,272, respectively.

(e)                 Effective June 2011, Homex Global owns 100% of the outstanding stock of MCA Incorporacoes, S.A., a subsidiary located in Brazil that entered into a line of credit with Deutsche Bank S.A. (See Note 12).

(f)                        In December 2011, Homex Global acquired 55% of the outstanding stock of Homex Alesayi Company Limited, a subsidiary located in Saudi Arabia and that is to perform the construction and development of entry-level and middle-income housing in Saudi Arabia.   This company had no operations during 2011.

(4)                      Homex Infraestructura, S.A. de C.V. owns 100% of the outstanding common stock of Homex Infraestructura Concesiones, S.A. de C.V. and Homex Infraestructura Obras, S.A. de C.V., which are engaged to design and construction for public or private services.

(5)                      These companies were acquired in 2010 through the Loreto Bay business combination explained in Note 4 to the consolidated statements. CT Prop, S. de R.L. de C.V, owns 100% of the outstanding stock of CT Commercial Properties, S. de R.L. de C.V.

c)  Incorporation of Foreign Subsidiaries.

The accounting records of foreign subsidiaries are maintained in the local currency and in accordance with MFRS. For incorporation into the Company’s consolidated financial statements, each foreign subsidiary’s individual financial statements are as of the same period as the Company’s consolidated financial statements and also are restated into Mexican pesos, as described as follows:

•                        For inflationary economic environments- the inflation effects of the country of origin are recognized, and the financial statements are subsequently translated into Mexican pesos using the year-end exchange rate.

•                        For non-inflationary economic environments- assets and liabilities are translated into Mexican pesos using the period-end exchange rate, shareholders’ equity is translated into Mexican pesos using the historical exchange rate, and the income statement is translated using the average exchange rate of each month.

Average exchange rates were as follows:

Country	Functional / Recording Currency	2011		2010		2009
Mexico	Mexican peso	Ps.	1.0000	Ps.	1.0000	Ps.	1.0000
Brazil	Reals	7.5155		7.4366		7.5183
India	Rupees	0.2579		0.2714		0.2788

Variances in the net investment in foreign subsidiaries generated in the translation process are included in the cumulative translation adjustment, which is recorded in equity as a cumulative other comprehensive income item.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

3. Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with Mexican Financial Reporting Standards (MFRS).

a) New accounting standards

Effective in 2011:

MFRS B-5, Reporting Financial Information by Segment

This MFRS replaces MFRS B-5, Reporting Financial Information by Segment and establishes the criteria to identify the entity’s segments to disclose as well as the disclosures about those segments. In addition, MFRS B-5 establishes certain other disclosure requirements.

The main changes of this MFRS are as follows: (a) MFRS B-5 includes a managerial approach, while previous MFRS B-5, although it referred to managerial approach, required that the information to disclose were referred to identified segments based on the products or services, geographical areas and customers homogenous groups, also requiring that that information would be segregated in primary and secondary information; (b) new MFRS does not require that business areas are subject to different risks amongst them, in order to qualify as operative segments, while previous MFRS B-5 did; (c) in accordance to new MFRS B-5, business areas in development stage could be catalogued as operative segment, while previous MFRS B-5 required operative segments to generate revenues; (d) MFRS B-5  requires disclosure of segments interest income and interest expense, as well as other comprehensive financial cost items to the extent that those items are part of the financial information relied upon by the Chief Operating Decision Maker, while previous MFRS B-5 did not require this information; and (e) MFRS B-5 requires to disclose the amounts of liabilities that are included in the usual information of an operative segment that the Company normally uses to make decisions, while previous MFRS B-5 did not require this and let management the option to do so or not.

The adoption of this MFRS did not significantly change the periodic segment disclosures made by the Company.

MFRS C-4, Inventories

In November 2010, the CINIF issued MFRS C-4, effective for fiscal years beginning on or after January 1, 2011 and replaced Mexican accounting Bulletin C-4, Inventories. Accounting changes resulting from the adoption of this standard related to changes in the formula for assigning inventory costs are recognized retrospectively. Changes in valuation methods must be recognized prospectively.

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

This MFRS was adopted as of January 1, 2011, with retrospective application to prior accounting periods presented with these 2011 consolidated financial statements as required by MFRS B-1 Accounting Changes and Error Corrections. The application of MFRS C-4 to the consolidated financial statements had the following effects with respect to the year ended December 31, 2010 consolidated balance sheet:

	As originally issued		Adjustment		As adjusted 2010
Assets:
Cash and cash equivalents	Ps.	3,435,222	Ps.	—	Ps.	3,435,222
Trade accounts receivable	1,975,203		—		1,975,203
Inventories and land held for development	17,236,366		(114,509)		17,121,857
Prepaid expenses and other current assets, net	627,682		114,509		742,191
Total current assets	Ps.	23,274,473	Ps.	—	Ps.	23,274,473

Consolidated statement of cash flow information related to 2010 and 2009 has also been adjusted to reflect the change in classifications disclosed above.

MFRS C-5, Prepaid Expenses

In November 2010, the CINIF issued MFRS C-5, which is effective for fiscal years beginning on or after January 1, 2011. MFRS C-5 replaces Mexican accounting Bulletin B-5. Any accounting changes resulting from the adoption of this standard must be recognized retrospectively.

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

The adoption of this MFRS required the Company to reclassify certain amounts in the December 31, 2010 balance sheet, from inventories to other current assets. The impact of the adoption of this MFRS is presented above.

MFRS C-6, Property, Plant and Equipment

MFRS C-6 was issued by the CINIF in December 2010 to replace Mexican accounting Bulletin C-6, Property, Machinery and Equipment, and is effective for fiscal years beginning on or after January 1, 2011, except for the changes related to the segregation of property, plant and equipment into separate components for those assets with different useful lives. For entities that have not performed this component segregation, the provisions of this new standard will be effective as of January 1, 2012. As of December 31, 2011 the Company had not yet adopted the component segregation elements of MFRS C-6.

The new standard establishes that for acquisitions of free-of-charge assets, the cost of the assets must be null, thus eliminating the option of performing appraisals. In the case of asset exchanges, MFRS C-6 requires entities to determine the commercial substance of the transaction and the amount to be depreciated is the cost of acquisition less the asset’s residual value. Prepaid expenses for the acquisition of assets are to be recognized as a component of the asset as of the time the benefits and risks inherent to such assets are transferred. In the case of retirement of assets, income is recognized when the requirements for income recognition outlined under the standard have been met. MFRS C-6 also outlines specific new disclosures for public entities presented in Note 10.

The adoption of this MFRS did not have any effects on the Company’s consolidated financial statements.

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

This Interpretation was adopted as of January 1, 2010, with retrospective application to prior accounting periods as required by MFRS B-1 Accounting Changes and Error Corrections.

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

The adoption of this MFRS did not have significant effects on the Company’s consolidated financial statements, except for the reclassification of restricted cash to cash and cash equivalents in the consolidated balance sheet,with related effects on the consolidated statement of cash flows.

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

This standard also establishes that preoperative costs should be eliminated from the capitalized balance (derecognized), affecting retained earnings, and without restating prior financial statements.

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

During the years ended December 31, 2011 and 2010 the Company provided construction services only to Mexican Government entities.

Concession arrangement

During 2011, the Company entered into the CRS Morelos Facility Contract with the Mexican Government to build and then subsequently assist in the operation of a prison facility in Mexico.  Construction service revenues and related costs are recorded pursuant the percentage-of-completion method of accounting as described above. Once the project has begun operations, the services revenues will be recognized on a monthly basis (See Note 25b).

c) Recognition of the effects of inflation

Beginning January 1, 2008 the Company discontinued inflationary accounting in accordance MFRS B-10, Effects of Inflation. Based on this Standard, the Company operates in a non-inflationary economy, and accordingly did not recognize the effects of inflation in the financial information for the years ended December 31, 2011, 2010 and 2009.

Cumulative inflation in Mexico over 2009, 2010 and 2011 is less than 26% and therefore, in conformity with MFRS B-10, Mexico’s current economic environment is considered non-inflationary. Furthermore, the three year cumulative inflation in both of the Company’s foreign locations (Brazil and India) is also less than 26% through December 31, 2011. Accordingly, the Company’s financial information for 2011, 2010 and 2009 was prepared without recognizing the effects of inflation.

The 2011, 2010 and 2009 inflation, based on the Mexican National Consumer Price Index was 3.81%, 4.40% and 3.57%, respectively. The cumulative inflation for the last three years was 12.26%,.   Regarding Brazil, the 2011, 2010 and 2009 inflation was 6.5%, 5.91% and 4.31% respectively, the cumulative inflation for the last three years was 17.50% that in accordance to MFRS is considered a non-inflationary environment.

d) Use of estimates

In conformity with MFRS, the preparation of financial statements requires the use of estimates and assumptions in certain areas.  Actual results could differ from these estimates.

e) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with purchased maturities of less than three months. These investments are stated at cost plus accrued interest, which is similar to their market value.

f) Allowance for doubtful accounts

The Company’s policy is to provide for doubtful accounts based on balances of uncollected accounts receivable, applying several percentages based on their aging status.

g) Inventories and costs of sales

Construction-in-process, construction materials and land for development and future development are recorded at acquisition cost.

Land for future developments refers to land reserves to be developed by the Company beyond 2012. The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

MFRS D-6 establishes the determination of the amount from the comprehensive financing cost (CFC) that shall be capitalized. The land under development inventories and construction-in-process include the capitalized CFC. The Company capitalizes the CFC that results from the application of the weighted average rate of the debt to the weighted average of the construction-in-process investment and the land under development during the acquisition period. In regards to debt in foreign currency, the capitalized CFC includes the corresponding exchange gains and losses (see Note 8).

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

During the year ended December 31, 2011, the Company adjusted the value of its inventory in-process at each of its three Brazilian projects whereby total inventory balances were written down by approximately Ps. 131,079. The carrying value of the Brazilian inventory is Ps. 994,539 after such write-down.

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

h) Prepaid expenses

Prepaid expenses are recognized by the amount paid in the moment that is realized, only if an estimated future benefit is associated with the Company. Once that the service or good is received, the Company recognizes the amount related to the prepaid expense as an asset or expense in the period, depending how certain is that the service or good will provide benefits to the Company.

The Company reviews the prepaid expenses capacity to generate future benefits, as well as its recoverability; the amount considered as not recoverable is recognized as an impairment loss.

i) Property and equipment

Property and equipment is recorded at acquisition cost. Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and 10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

The value of property and equipment is reviewed whenever there are impairment indicators. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.  At December 31, 2011 and 2010, no impairment losses have been recognized with respect to the Company’s property and equipment.

j) Leases

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

d)             The present value of minimum lease payments at the inception of the lease is substantially equal to the market value of the leased asset, net of any residual value (90% or more).

When the lessor retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

k) Goodwill

Goodwill represents the excess over the purchase price paid in a business acquisition and the fair value of the net assets acquired at the date of acquisition in accordance with the purchase method of accounting.

Goodwill is recorded at acquisition cost.

Goodwill is not amortized; however, it is subject to annual impairment tests, and when circumstances indicate that the carrying value may be impaired and is adjusted for any impairment losses. Goodwill is allocated to the cash generating unit in order to test for impairment losses. The Company allocated the goodwill to the affordable entry-level segment, which is considered the cash generating unit.

Goodwill as of December 31, 2011 and 2010 was Ps. 731,861.

l) Impairment of indefinite lived assets

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

As of December 31, 2011 and 2010, no impairment has been recognized with respect to the Company’s assets with indefinite lives.

m) Other assets

Expenses related to the placement of the various borrowings disclosed in Note 12 are recorded at cost. These amounts are amortized under the straight-line method over the respective loan terms and disclosed in Note 11.

n) Investment in associate

The investment in an associate company is initially recognized at acquisition cost and is subsequently accounted for using the equity method, by which the Company recognizes its participation in the results of operation and the associate’s equity. Associate is considered the investment on which the Company has significant influence.

The associate’s financial statements are prepared under the same accounting policies and periods of the Company.

o) Employee retirement obligations

The Company grants seniority premiums and termination pay, covering all its employees. The related calculations are based on the provisions of the Mexican Federal Labor Law (FLL).  Under FLL, workers are entitled to certain benefits at the time of their separation from the Company under certain circumstances. Seniority premiums and termination payments are recognized using the projected unit-credit method and financial assumptions.

p) Financial derivative instruments

Financial derivative instruments are used for hedging purposes. At December 31, 2011 and 2010, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed between the parties (both assets and liabilities). Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term.

The changes in the fair value of financial derivative instruments that do not qualify as hedging instruments for accounting purposes are recognized in the consolidated statements of income as part of the “valuation effects of financial derivative instruments” caption. The valuation of financial derivative instruments that qualify as hedging instruments for accounting purposes are recognized in equity as part of other comprehensive income.

q) Liabilities, provisions and contingent assets and liabilities

Liabilities and provisions are recognized whenever (i) the Company has a present obligation (legally binding or assumed) derived from past events, (ii) is probable than a future cash disbursement will be required for its settlement and (iii)  can be reasonably estimated.

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

The Company evaluates its income tax positions to determine whether they meet the more-likely-than-not threshold to be recognized in the financial statements at the largest amount of benefit that is more likely than not of being realized upon ultimate settlement with the tax authority. The Company accrues interest, and penalties related to its balance of unrecognized tax benefits.

r) Deferred taxes

The Company recognizes deferred taxes using the liability method.  Under this method, deferred taxes are recognized on all temporary differences between the book and tax values of assets and liabilities, using the enacted income tax or flat rate business tax (IETU) rate at the time the financial statements are issued, which is the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

Deferred tax assets are evaluated periodically in order to determine their recoverability.

Deferred tax consequences on unremitted foreign earnings are accounted for as temporary differences, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future.  Taxes paid on remitted foreign earnings are able to be offset against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country.   As of December 31, 2011 and 2010, the Company has not provided any deferred taxes related to unremitted foreign earnings given that its foreign subsidiaries have not recognized profits to date.

s) Deferred employee statutory profit sharing

The Company uses MFRS D-3, Employee Benefits that considers the accounting treatment for Employee Statutory Profit-Sharing. This Standard establishes the Companies to use the liability method to compute and recognize the deferred liability or asset for profit-sharing, in a similar manner as the deferred income tax computation.

The current year deferred employee profit-sharing expense is presented as an part of other expenses in the consolidated statement of income rather than as part of taxes on profits.

The deferred asset effect generated during 2011 and 2009 was Ps. 77,723 and Ps. 52,392 respectively. The Company created a valuation allowance to full reserve the balance for both years, which according with the Company’s projections were more likely than not to not be recovered. At December 31, 2010, there was not deferred profit-sharing to be recognized.

t) Foreign currency balances and transactions

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

See Note 19 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

u) Stock option plan

The Company has implemented different plans through which certain of its executives and company officials receive remuneration in the form of share-based payments,whereby these individuals render services as consideration for equity instruments.

Given the settlement feature contained within one of the plans, the awards were treated as “liability awards” from its implementation and through December 31, 2008. Compensation cost was measured by reference to the fair value of the awards at each balance sheet date. During 2009, and as a result of certain modifications made to the plan, the awards were modified so as to become equity-settled. The Company recognizes the fair value of the services received as an increase in equity.

During 2011 the Company implemented a new plan which awards are treated as liabilty awards. The fair value of share based compensation is determined using an appropriate pricing model (see Note 18d).

v) Earnings per share

Earnings per share are calculated by dividing net income of controlling interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the stock options disclosed in Note 18d, the effects of which were immaterial in all periods. Accordingly basic and diluted earnings per share presented were the same during such periods presented herein.

w) Comprehensive income

Comprehensive income is represented by net income, the effect of the currency translation of the financial statements of the foreign subsidiaries and the effect of the change in the fair value of financial derivative instruments (and underlying instruments) that meet the criteria of hedge accounting. The effects of these concepts and the changes in financial derivative instruments and other equity accounts in equity (including the comprenhensive income for each period) are shown as follows:

	Financial derivative		Other equity
	Instruments		Accounts
Balance as of December 31, 2008	Ps.	—	Ps.	53,307
Changes in fair value of financial derivative instrument	(125,531)		—
Deferred tax related to the changes in fair value of financial derivative instrument	37,659		—
Translation effects of the foreign subsidiaries financial statements	—		(42,401)
Balance as of December 31, 2009	(87,872)		10,906
Changes in fair value of financial derivative instrument	(337,273)
Deferred tax related to the changes in fair value of financial derivative instrument	94,436
Exchange gain of the Senior Guaranteed Notes due 2019	—		137,075
Deferred tax of the exchange gain of the Senior Guaranteed Notes due 2019	—		(38,381)
Translation effects of the foreign subsidiaries financial statements	—		(26,616)

Balance as of December 31, 2010	(330,709)		82,984
Changes in fair value of financial derivative instrument	481,125		—
Deferred tax related to the changes in fair value of financial derivative instrument	(134,715)		—
Exchange loss of the Senior Guaranteed Notes due 2019	—		(399,250)
Deferred tax of the exchange loss of the Senior Guaranteed Notes due 2019	—		111,790
Translation effects of the foreign subsidiaries financial statements	—		(2,284)

Balance as of December 31, 2011	Ps.	15,701	Ps.	(206,760)

x) Statement of income presentation

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

y) Segment reporting

Segment reporting is presented in accordance with the information used by the Company’s Chief Operating Decision Maker for decision making process. The information is presented according to the type of housing on sale by the Company and others.

4. Business acquisition

On December 22, 2009 the Company entered into an Equity Interest Purchase Agreement to acquire three companies: CT Prop, S. de R.L. de C.V, CT Commercial Properties, S. de R.L. de C.V, and CT Loreto, S. de R.L. de C.V. (all together referred as the Loreto Companies).  In accordance to the agreement, the Company was to deposit US $5 million into an escrow account. At December 31, 2009 the Company had deposited US $0.5 million (equivalent to Ps. 6,533); the rest was deposited on January 15, 2010.  Depending on the satisfaction of diverse legal requirements, of which the most relevant was to evidence that the title of the asset transferred to the entities that will own them, is free and clear from any encumbrance, the Company was going to acquire through the Loreto companies different assets (hotel, golf course and land). On July 20, 2010 the legal requirements for the majority of the assets were satisfied, and the Company was able to acquire 100% of the common shares of CT Prop, S. de R.L. de C.V., which owns 100% of the outstanding stock of CT Commercial Properties, S. de R.L. de C.V.  On December 31, 2010 the legal requirements for rest of the assets were fulfilled and the Company acquired the 100% of the common shares of CT Loreto, S. de R.L. de C.V.

As of December 31, 2010, the Company had fully paid the total purchase price of US$ 22.5 million (Ps. 290,478). Part of the payment was done through a credit line granted by Banco Nacional de México, S.A., of which the outstanding balance as of December 31, 2010 was Ps. 99,358 and was fully paid during 2011 (see Note 12).

The fair value of the net assets identified at the acquisition date is shown as follows:

	Fair value recognized at the date of the acquisition		Adjustment to purchase price		Purchase price
Land inventory	Ps.	288,502	Ps.	—	Ps.	288,502
Golf course	242,066		(240,090)		1,976
Hotel	119,073		(119,073)		—
Other fixed assets	14,918		(14,918)		—

Net assets at fair value	Ps.	664,559	Ps.	(374,081)	Ps.	290,478

This business acquisition was recorded using the purchase method. Since net assets at fair value were greater than the purchase price, the Company adjusted the value of the acquired assets in accordance to the order established in MFRS B-7, allocating the adjustment to the non-monetary assets that were the hotel, golf course and other minor assets.

The results of operations of the Loreto companies have been included in the Company’s consolidated financial statements since the date of the acquisition. Among the main reasons for the acquisition of these companies was the ability to construct a tourism development of 850 units including amenities such as a golf course and a hotel in the city of Loreto, Baja California Sur. The acquisition of these companies is expected to strength the Company’s position in the tourism domestic market, enhancing its presence in the Baja California Sur state.

Pro-forma financial information as if this business combination had been completed as of January 1, 2009 has not been presented as the pro-forma statement of operations figures for 2010 and 2009 would not be materially different from those presented in the consolidated financial statements.

5. Cash and cash equivalents

	2011		2010
Cash	Ps.	239,243	Ps.	121,593
Cash equivalents	3,753,410		3,313,629
	Ps.	3,992,653	Ps.	3,435,222

Cash and cash equivalents consist of bank deposits and highly liquid investments. Cash equivalents include restricted cash as of December 31, 2011 and 2010 for Ps. 132,303 and Ps. 127,530, respectively.

6. Trade accounts receivable

	2011		2010
As promoter:
Due from customers and financing institutions (1) (2) (3)	Ps.	1,585,956	Ps.	1,581,158
Construction services (4)	632,341		488,169
Services and other	41,796		46,894
	2,260,093		2,116,221
Allowance for doubtful accounts	(111,357)		(78,852)
	2,148,736		2,037,369
Trade accounts receivable, long-term (5) (6)	(155,713)		(62,166)
	Ps.	1,993,023	Ps.	1,975,203

The Company does not believe that it has a significant concentration of credit risk. While some of its receivables are from homebuyers, the majority are from entities in the home finance business, whose characteristics differ from other receivables.

(1)          These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES (Sociedades Financieras de Objeto Limitado), commercial banks and homebuyers. With the exception of commercial banks, all such categories exceed 10% of accounts receivable balances as of December 31, 2011 and 2010.

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

(5)          Ps. 41,525 and Ps. 62,166 of the long-term trade account receivable as of December 31, 2011 and 2010 is due to an agreement with the Housing Institute of the Federal District, or Instituto de Vivienda del Distrito Federal (“INVI”), on which it was agreed that the Company will receive monthly payments, including interest at a rate of TIIE plus 4%, during a five-year period, beginning June 2009, due to the sale of houses in Mexico City.

(6)          Ps. 114,188 of the long-term trade account receivable as of December 31, 2011 is due to the account receivable (financial asset) related to the CRS Morelos Facility Contract revenues recognized pursuant the percentage-of-completion method of accounting (See Note 3b).   Collection of such amounts will be as described in Note 25.

7. Transactions and balances with related parties

Makobil

The Company has a 24% equity interest in Makobil, S. de R.L. de C.V. (“Makobil”), a Mexican entity.  The other shareholder in Makobil is the Arendal Group, a well-known Mexican construction contractor.    Makobil has been granted a contract by the Mexican Government for the construction and subsequent operation of a prison facility in Chiapas, Mexico. The Company will be performing sub-contractor services to Makobil in connection with the construction and operation of the prison facility.  The Company has a note receivable of Ps. 174,073 from Makobil as of December 31, 2011.   This note receivable is due in August 2012 and bears interest at TIIE plus 1.6%.. The Company is not a signatory to the Makobil prison contract with the Mexican Government, nor is it a guarantor on any of Makobil’s financing agreements.

As discussed in Note 26, during March 2012 the Company executed an amendment to its shareholders agreement whereby it will ultimately purchase the 76% equity interest in Makobil currently owned by Arendal.

Employee Compensation

During the years ended December 31, 2011, 2010 and 2010 compensation paid to the Company’s key managerial personnel or relevant directors is as follows:

	2011		2010		2009

Short and long-term direct benefits	Ps.	172,033	Ps.	196,788	Ps.	201,058
Termination benefits	4,206		2,422		6,508
Stock option compensation expense	3,685		—		10,638
	Ps.	179,924	Ps.	199,210	Ps.	218,204

Certain stock option benefits were granted to key employees as disclosed in Note 18d.

There were no post retirement benefits payments during the years presented herein.

8. Inventories

	2011		2010

Titled land	Ps.	9,195,467	Ps.	9,701,296
Contracted land	2,181,989		2,467,273
Construction-in-process	19,453,786		14,968,289
Construction materials	440,672		576,498
	31,271,914		27,713,356
Land held for future development and construction-in-process	(12,859,328)		(10,591,499)
Total inventories	Ps.	18,412,586	Ps.	17,121,857

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

Due to the application of MFRS D-6 during 2011, 2010 and 2009, the net comprehensive financing cost (CFC) related to qualified assets for the same periods was Ps. 2,289,540, Ps. 965,008 and Ps. 563,154, respectively. Total CFC related to inventories sold and applied to cost of sales was Ps. 1,363,295 during 2011 (of which Ps. 968,759 is related to the current year CFC and Ps. 394,536 is related to prior years), Ps. 758,332 during 2010 (of which Ps. 432,819 is related to the current year CFC and Ps. 325,513 is related to prior years) and Ps. 537,431 during 2009 (of which Ps. 239,597 is related to 2009 CFC and Ps. 297,834 is related to prior year), respectively. The average period for the amortization of the capitalized comprehensive financing cost is 15 months. The annual capitalization rates are 15.75%, 8.50% and 6.50%, during each of 2011, 2010 and 2009, respectively.

During the years ended December 31, 2011, 2010 and 2009, the net comprehensive financing cost capitalized in inventories was as follows:

	2011		2010		2009
Total accrued net comprehensive financing cost before capitalization	Ps.	2,684,344	Ps.	1,279,750	Ps.	711,665
Comprehensive financing cost capitalized in inventories	(2,289,540)		(965,008)		(563,154)
Comprehensive financing cost after capitalization	Ps.	394,804	Ps.	314,742	Ps.	148,511

9. Prepaid expenses and other current assets

	2011		2010
Sales commissions paid in advance	Ps.	265,206	Ps.	321,415
Advances to suppliers and land suppliers	198,899		141,542
Refundable taxes	185,096		199,275
Sundry debtors, net	345,405		73,555
Insurance and bonds, net	5,741		6,404
	Ps.	1,000,347	Ps.	742,191

10. Property and equipment

	Land and buildings		Machinery and equipment		Air transportation equipment		Other fixed assets		Total
Cost:
As of January 1, 2009	Ps.	285,305	Ps.	1,400,047	Ps.	75,202	Ps.	376,103	Ps.	2,136,657
Additions	1,528		113,809		—		64,323		179,660
Disposals	—		(59,964)		—		(95,346)		(155,310)
As of December 31, 2009	Ps.	286,833	Ps.	1,453,892	Ps.	75,202	Ps.	345,080	Ps.	2,161,007
Additions	—		248,056		—		83,507		331,563
Disposals	—		(75,063)		—		(7,268)		(82,331)
As of December 31, 2010	Ps.	286,833	Ps.	1,626,885	Ps.	75,202	Ps.	421,319	Ps.	2,410,239
Additions	—		77,048		57,969		12,157		147,174
Disposals	—		(13,577)		—		(14,629)		(28,206)
As of December 31, 2011	Ps.	286,833	Ps.	1,690,356	Ps.	133,171	Ps.	418,847	Ps.	2,529,207
Depreciation:
As of January 1, 2009	Ps.	41,028	Ps.	528,497	Ps.	18,065	Ps.	146,139	Ps.	733,729
Depreciation	10,610		283,095		6,813		70,884		371,402
Disposals	—		(16,412)		—		(38,293)		(54,705)
As of December 31, 2009	Ps.	51,638	Ps.	795,180	Ps.	24,878	Ps.	178,730	Ps.	1,050,426
Depreciation	12,661		286,927		7,677		55,086		362,351
Disposals	—		(1,571)		—		(3,539)		(5,110)
As of December 31, 2010	Ps.	64,299	Ps.	1,080,536	Ps.	32,555	Ps.	230,277	Ps.	1,407,667
Depreciation	12,661		279,713		9,453		50,839		352,666
Disposals	—		(8,731)		—		(8,532)		(17,263)
As of December 31, 2011	Ps.	76,960	Ps.	1,351,518	Ps.	42,008	Ps.	272,584	Ps.	1,743,070
Net:
As of December 31, 2011	Ps.	209,873	Ps.	338,838	Ps.	91,163	Ps.	146,263	Ps.	786,137
As of December 31, 2010	Ps.	222,534	Ps.	546,349	Ps.	42,647	Ps.	191,042	Ps.	1,002,572
As of December 31, 2009	Ps.	235,195	Ps.	658,712	Ps.	50,324	Ps.	166,350	Ps.	1,110,581

The amount of assets acquired through capitalized leases during the years ended December 31, 2011, 2010 and 2009, was Ps. 109,290, Ps. 49,667 and Ps. 47,035, respectively.

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was Ps. 352,666, Ps. 362,351 and Ps. 371,402, respectively.

11. Other assets

	2011		2010
Debt issuance costs, net	Ps.	162,062	Ps.	148,166
Trade accounts receivable, long-term (see Note 6)	155,713		62,166
Financial derivative instruments (see Note 13)	97,473		19,804
Guaranteed deposits (*)	88,079		18,643
Equity method investment in associate (see Note 26)	36,979		—
Other	14,516		13,032
	Ps.	554,822	Ps.	261,811

(*) As of December 31, 2011 Ps. 60,418 of these guaranteed deposits are related to restricted cash of a line of credit with Deutsche Bank AG Brazil (See Note 12b).

Amortization expense, including amortization from the BETA trademark, for the years ended December 31, 2011, 2010 and 2009 was Ps. 79,571, Ps. 103,263 and Ps. 112,007, respectively. A roll-forward of the BETA trademark intangible asset is shown as follows:

As of January 1, 2009	Ps.	136,581
Amortization	(91,054)
As of December 31, 2009	Ps.	45,527
Amortization	(45,527)
As of December 31, 2010	Ps.	—

The amortization of debt issuance of Ps. 79,571, Ps. 57,736 and Ps. 20,953 was allocated as interest expense as part of commissions and financing cost for the years ended December 31, 2011, 2010 and 2009 respectively (see Note 23(3)). The expected amortization of debt issuance costs for the years 2012 to 2016 is as follows:

Year	Amortization
2012	Ps.	54,314
2013	24,945
2014	23,252
2015	21,293
2016 and thereafter	38,258
	Ps.	162,062

12. Debt

a) As of December 31, 2011 and 2010, the outstanding balances of short-term indebtedness with financial institutions consist of the following:

2011	2010
Credit Suisse AG A credit line granted by Credit Suisse AG on April 27, 2011 for U.S. 150 million. The borrowing had an original maturity date on April 27, 2012 and bears interest at LIBOR plus 3.50%. This credit line was prepaid in full in February 2012. See Note 26.	Ps.	2,096,805	Ps.	—
Deutsche Bank AG A credit line granted by Deutsche Bank AG on December 15, 2011 for U.S. 50 million. The borrowing had an original maturity date on December 14, 2012 and bears interest at LIBOR plus 6.375%. This credit line was prepaid in full in February 2012. See Note 26.	698,935	—
IXE Banco, S.A. A credit line granted by Ixe Banco, S.A. on December 7, 2011 for Ps. 100,000. The borrowing matures on March 6, 2012 and bears interest at TIIE plus 5.00%.	100,000	—
HSBC México, S.A. A credit line granted by HSBC México, S.A. on October 12, 2010 for Ps. 50,000. The borrowing matured on January 10, 2011 and bore interest at the Mexican interbank equilibrium interest rate (TIIE) plus 5.50%. This credit line was renewed in November 2011 and matures in February 2012.	50,000	50,000
Banco Nacional de México, S.A. A credit line granted by Banco Nacional de México, S.A. on December 27, 2011 for Ps. 394,700. The borrowing matured on January 2012 and bore interest at TIIE plus 5.00%.	394,700	—
BBVA Bancomer, S.A. Four credit lines granted by BBVA Bancomer, S.A. in December 2010 for Ps. 300,000. The borrowings matured in April 2011 and bore interest at TIIE plus 3.20%.	—	300,000
Banco Nacional de México, S.A. Three credit lines granted by Banco Nacional de México, S.A. in November and December 2010 for Ps. 78,000. The borrowings matured in January and February 2011 and bore interest at TIIE plus 4.25% and 5.00%, respectively.	—	73,570
Banco Nacional de México, S.A. A credit line granted by Banco Nacional de México, S.A. on July 16, 2010 for Ps. 141,941. The borrowing matured on July 15, 2011 and bore interest at TIIE plus 5.00%. (see Note 4)	—	99,358
Banco Nacional de Mexico, S.A. Three credit lines granted by Banco Nacional de Mexico, S.A. for Ps. 95,000 in December 23, 2010. The borrowings matured in February 21, 2011 and bore interest at TIIE plus 5.00%.	—	62,640
Banco Nacional de México, S.A. Two credit lines granted by Banco Nacional de México, S.A. on October 25 and December 8, 2010 for Ps. 71,966. The borrowings matured on January 7 and September 23, 2011 and bore interest at TIIE plus 1.00% and TIIE plus 5.00%, respectively.	—	6,394
Banco Itau BBA, S.A. Seven credit lines granted by Banco Itau BBA, S.A. (Brazilian financial institution) from March through December 2010 for 11.7 million Brazilian Reals. The borrowings matured from February through June 2011 and bore	—	86,723

interest at 6.68%.
Banco Fibra, S.A. Three credit lines granted by Banco Fibra, S.A. (Brazilian financial institution) from January through September 2010 for 5.8 million Brazilian Reals. The borrowings matured in January, July and August 2011 and bore interest at 7.44%.	—		24,737
Banco ABC Brasil, S.A. A revolving credit line of credit granted by Banco ABC Brasil, S.A. (Brazilian financial institution) on March 25, 2010 for 1 million Brazilian Reals. The borrowing matured on October 21, 2011 and bore interest at 7.19%. This credit line was prepaid in September 2011.	—		22,310
Banco HSBC, S.A. Two credit lines granted by Banco HSBC, S.A. (Brazilian financial institution) for 11.5 million Brazilian Reals on February 4, 2010. One of the borrowings matured in January 2011 and bore interest at 9.09%. The November 2011 credit line was prepaid in September 2011.	—		85,521
Banco Industrial e Comercial, S.A. A revolving credit line granted by Banco Industrial e Comercial, S.A. (Brazilian financial institution) for 5.0 million Brazilian Reals on May 7, 2010. The borrowing matured on October 28, 2011 and bore interest at 10.03%. This credit line was prepaid in September 2011.	—		22,686
Banco Pine, S.A. Two credit lines granted by Banco Pine, S.A. (Brazilian financial institution) for 10.0 million Brazilian Reals in March and April 2010. The borrowings matured in March 2011 and bore interest at 8.41%.	—		49,577
Banco Votorantim, S.A. A revolving credit line granted by Banco Votorantim, S.A. (Brazilian financial institution) for 7.0 million Brazilian Reals on December 20, 2010. The borrowing matured on December 20, 2011 and bore interest at 7.82%. This credit line was prepaid in September 2011.	—		52,056
Banco Bradesco, S.A. Three credit lines granted by Banco Bradesco, S.A. (Brazilian financial institution) for 2.5 million Brazilian Reals in July, September and November 2010. Two of borrowings matured in July, September and the November 2010 credit line matured in December 2011 and bore interest at 10.13%, however it was prepaid in September 2011.	—		17,623
Interest payable	2,335		28,921
Total	Ps.	3,342,775	Ps.	982,116

b) As of December 31, 2011 and 2010, the outstanding balances of long-term debt with financial institutions and bond issuances consist of the following:

	2011		2010
Bond issuance (“Senior Guaranteed Notes due 2015”) by Credit Suisse First Boston and Merrill Lynch for US $250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually. These obligations are guaranteed by PICSA, DECANO and other subsidiary companies.	Ps.	3,494,675	Ps.	3,095,425
Bond issuance (“Senior Guaranteed Notes due 2019”) by Credit Suisse Securities LLC and HSBC Securities Inc. for US $250 million, with a fixed annual interest rate of 9.5%, payable on December 11, 2019. Interest is payable semiannually. These obligations are guaranteed by PICSA, DECANO and CBC.	3,494,675		3,095,425
Banco Nacional de México, S.A. A line of credit granted by Banco Nacional de México, S.A. on July 16, 2009 for Ps.1,000 million and renewed to Ps. 1,500 million on March 25, 2010. The borrowing matures on July 16, 2013 and bears interest at the Mexican interbank equilibrium interest rate (TIIE) plus 5.00%.	1,110,295		1,462,613
Grupo Financiero Inbursa, S.A. A line of credit granted by Grupo Financiero Inbursa, S.A. on June 26, 2008 for Ps. 2,078 million. The borrowing matures on June 26, 2013 and bears interest at TIIE plus 1.50%.	2,078,000		2,078,000
Ficade, S.A. de C.V., SOFOM, E.N.R. A credit line granted by Ficade, S.A. de C.V., SOFOM, E.N.R. for Ps. 400,000 on December 30, 2011. The borrowing matures on December 30, 2015 and bears interest with a fixed annual interest rate of 15.00%.	400,000		—
Banco Mercantil del Norte, S.A. A credit line granted by Banco Mercantil del Norte, S.A. in July 2011 for Ps. 34,877. The borrowing matures in February 2013 and bears interest at the TIIE plus 3.50%.	33,836		—
Bancomer, S.A. A credit line granted by Bancomer, S.A. for Ps. 833,333 on July 26, 2010. The borrowing matured on January 28, 2013 and bore interest at TIIE plus 3.60%. The borrowing was prepaid in December 2011.	—		833,333
Deutsche Bank, S.A. Line of credit granted by Deutsche Bank S.A. (Brazilian financial institution) on May 31, 2011 for 127.3 million Brazilian Reals. The borrowing matures on April 11, 2016 and bears interest at 5.25% (see Note 5).	956,723		—
Banco BTG Pactual, S.A. Five lines of credit granted by Banco BTG Pactual, S.A. (Brazilian financial institution) from May through November 2010 for 50.0 million Brazilian Reals. The borrowings ultimately matured from June through November 2013, and bore interest at 8.73%. The borrowing was prepaid in September 2011.	—		369,576
Banco ABC Brasil, S.A. Three lines of credit granted by Banco ABC Brasil, S.A. (Brazilian financial institution) in October and November 2010 for 16.5 million Brazilian Reals. The borrowings ultimately	—		122,704

matured in October 2012, and bore interest at 7.35%. The borrowing was prepaid in September 2011.
Banco Bradesco, S.A. Six lines of credit granted by Banco Bradesco, S.A. (Brazilian financial institution) from June through December 2010 for 53.2 million Brazilian Reals. The borrowings matured during 2012 and 2013, and bore interest at 6.02%. The borrowing was prepaid in September 2011.	—		389,547
Banco BNDES Brasil, S.A. Line of credit line granted by BNDES Brasil, S.A. (Brazilian financial institution) on June 29, 2010 for 0.2 million Brazilian Reals. The borrowing ultimately matured on June 29, 2014 and bore interest at 12.12%. The borrowing was prepaid in September 2011.	—		5,993
Interest payable, primarily Senior Guaranteed Notes	109,287		81,382
Total long-term debt	11,677,491		11,533,998
Current portion of long-term debt	(319,582)		(746,397)
Long-term debt balances	Ps.	11,357,909	Ps.	10,787,601

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

•                  A ratio of leverage (liabilities with cost/EBITDA) of less than 3.75 to 1.0;

•                  A ratio of leverage (liabilities/equity) of less than 2.50 to 1.0;

•                  A ratio of leverage (liabilities with cost/equity) of less than 1.50 to 1.0;

•                  Additional debt based on assets;

•                  Consolidated fixed charge coverage;

There are also restrictions applicable to additional debt based on EBITDA levels. In the event the Company does not comply with any of the above provisions, it will be limited in its ability to pay dividends to its stockholders.  Furthermore, in the event that the Company does not comply with any of the above provisions such debt would become due and payable to the extent that the violation was not cured timely.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants contained within its debt agreements.

As discussed in Note 27, during 2012 the Company will be adopting IFRS.  The Company’s financial debt covenants are currently based on MFRS.   The Company is in the process of evaluating what (if any) changes might be required to its debt agreements so as to compute financial covenants prospectively based on IFRS.

Debt maturities

As of December 31, 2011, long-term debt matures as follows:

Year	Amount
2013	Ps.	3,011,836
2015	3,894,675
2016	956,723
2019	3,494,675
	Ps.	11,357,909

The TIIE rates published in the Federal Official Gazette as of December 31, 2011 and 2010 were 4.7900% and 4.8750%, respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2011 were 13.9787 Mexican pesos and 7.5155 Mexican pesos, respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2010 were 12.3817 Mexican pesos and 7.4366 Mexican pesos, respectively.

CRS Morelos Project Financing

The Company’s subsidiary CRS Morelos, on September 30, 2011, signed a project financing credit agreement with Banobras in an aggregate principal amount of Ps.3.9 billion to initiate the construction process of a federal correctional facility in the state of Morelos as disclosed in Note 25 below. This financing is non-recourse to the Company and its other subsidiaries, so the Company’s cash flow from the other divisions and projects will be not affected by the funding of the federal correctional facility.

This borrowing will be treated as a separate project financing line item in the Company’s consolidated financial statements that are prepared for periods after draw-downs are made. Certain of the Company’s debt agreements contain restrictions on the level of debt and contain requirements as to meeting certain financial ratios, based on defined terms. The Company has confirmed its view with the financial institutions that the prison project financings will be excluded from prospective debt covenant computations.

At December 31, 2011, no amounts have been borrowed under this financing, although Ps. 422.7 million was ultimately drawn on January 31, 2012.

13.  Financial derivative instruments

Financial Derivative Instruments Related to the Senior Guaranteed Notes due 2015

On July 6, 2008 the Company entered into financial derivative instruments in order to cover the possible changes in the exchange rate of future interest payments of the Senior Guaranteed Notes due in 2015 for US$250 million (“Interest-Only Swap”). On June 28, 2011 the Company cancelled its Interest-Only Swap and entered into a new Interest-Only Swap on the same date; for the Interest-Only Swap cancelled the Company paid Ps. 24,863 and was recognized in the consolidated net income as part of the ‘‘valuation effects of financial derivative instruments” caption. The Interest-Only Swap does not meet hedge accounting requirements, and thus changes in the fair value of the underlying derivative instrument have been and will be recorded in the Company’s consolidated net income as a component of comprehensive financing cost within the “valuation effects of financial derivative instruments” caption.

As of December 31, 2011 and 2010 the fair value of this derivative was a liability position of Ps. 12,226 (US$ 0.9 million) and Ps. 60,917 (US$ 4.9 million), respectively. The net (income) expense in the consolidated statements of income of the Interest-Only Swap for the years ended December 31, 2011, 2010 and 2009 was Ps. (23,828), Ps. 68,572 and Ps. 61,600, respectively.

Financial Derivative Instruments Related to the Senior Guaranteed Notes due 2019

As disclosed in Note 12, the Company’s Senior Guaranteed Notes due 2019 are U.S. dollar denominated. In order to decrease the risk of future changes in the exchange rate between U.S. dollar and Mexican pesos, in December 11, 2009 the Company entered into a “Principal-Only Swap” with a notional value of US$250 million, which entitled the Company to receive this amount in 2019 in return for a payment in Mexican pesos at a fixed exchange rate of 12.93 Mexican pesos per U.S. Dollar.  As part of this agreement, the Company will pay interest of 3.87% a year on the total notional amount of Ps. 3,232.5 million Mexican Pesos, in semiannual payments. In order to increase the amount of thresholds of these financial derivatives instruments and to avoid collateral margin calls, in May 2010 the Company changed its Principal Only Swap rate from 3.87% to 4.39%.

In addition, on December 11, 2009 the Company entered into an “Interest-Only Swap” in order to cover the possible changes in the exchange rate of the first six interest payments of the Senior Guaranteed Notes due 2019 for US$250 million (“Interest-Only Swap”).

The Principal-Only Swap transaction met hedge accounting requirements. As of December 31, 2011 the fair value of this financial derivative instrument was Ps. 33,881 (US$2.42 million) and represented a favorable asset position (see Note 11). As of December 31, 2010 the fair value of this derivative was Ps. 447,243 (US$ 36.1 million) and represented a liability position.

The Interest-Only Swap transaction did not meet hedge accounting requirements. As of December 31, 2011 and 2010, the fair value of this derivative was Ps. 59,949 (US$4.29 million) and Ps. 19,804 (US$1.6 million), respectively, and represented a favorable asset position (see Note 11). The net gain in the consolidated statements of income of the Interest-Only Swap for the years ended December 31, 2011 and 2010 were Ps. 40,145 and Ps. 28,918, respectively.

As of December 31, 2011, the Company has an Interest-Only Swap in order to hedge the monthly interest payment of the short-term credit line with Credit Suisse granted on April 27, 2011. The fair value of this instrument represented a favorable asset position of Ps. 3,643.

As of December 31, 2011 and 2010 the Company had the following financial derivatives instruments:

As of December 31, 2011

Financial derivative instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Interest-only swap (“2019”)	No hedge accounting	23.75 million	Ps.	59,949	Ps.	—	Ps.	(40,145)
Principal-only swap (“2019”)	Hedge accounting	250.00 million	33,881		346,410		—
Interest-only swap (“2012”)	No hedge accounting	0.52 million	3,643		—		(3,643)
			Ps.	97,473	Ps.	346,410	Ps.	(43,788)

Interest-only swap (“2015”)	No hedge accounting	18.75 million	Ps.	(12,226)	Ps.	—	Ps.	(23,828)
			Ps.	(12,226)	Ps.	—	Ps.	(23,828)

As of December 31, 2010

Financial derivative instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Interest-only swap (“2019”)	No hedge accounting	47.50 million	Ps.	19,804	Ps.	—	Ps.	(28,918)

Principal-only swap (“2019”)	Hedge accounting	250.00 million	Ps.	(447,243)	Ps.	(242,837)	Ps.	—
Interest-only swap (“2015”)	No hedge accounting	37.50 million	(60,917)		—		68,572
			Ps.	(508,160)	Ps.	(242,837)	Ps.	39,654

The net valuation effects of the financial derivative instruments for the years ended December 31, 2011, 2010 and 2009, were Ps.(67,616), Ps. 39,654 and Ps. 66,451, respectively.

14. Leases

a) Capital leases

As of December 31, 2011 there are contracts of capital leases of machinery and equipment for a 5 year period. The capital leases as of December 31, 2011 and 2010 are shown as follows:

	2011		2010
Financial leases provided by Bancomer, S.A. in June 2007, with maturity in January 2013 and an interest rate at TIIE plus 0.80%.	Ps.	69,021	Ps.	149,540
Financial leases provided by Bancomer, S.A. in September 2008, with maturity in October 2013 and interest rate at TIIE plus 0.80%.	23,505		34,713
Financial leases provided by Bancomer, S.A. in December 2008, with maturity in January 2014 and interest rate at TIIE plus 3.50%.	28,019		39,141
Financial leases provided by Bancomer, S.A. in March 2009, with maturity in April 2014 and interest rate at TIIE plus 3.50%.	11,761		15,928
Leases provided by Leasing Operations de México, S. de R.L. de C.V. in April, May and August 2010, with maturities in April, May and October 2013 at an discounted interest rate of 13.39%.	85,199		100,578
Financial leases provided by GE Financial Mexico, S.A. de C.V. in September 2010, with maturity in October 2013 and interest rate of 12.98%.	773		554
Financial lease provided by GE Financial México, S.A. de C.V. in August 2011, with maturity in September 2016 and interest rate of 7.18%	65,805		-
Financial leases provided by Banco Itau, S.A. (Brazilian financial institution) from May through October 2009 and from May through September 2010 with maturities from May through November 2013 at an average interest rate of 20.69%.	6,217		11,934
Financial leases provided by Banco Bradesco, S.A. (Brazilian financial institution) in November and December 2009 as well as in November 2010 and January through March 2011 with maturities from November and December 2012 through March 2014 at an average interest rate of 16.25%.	49,371		48,088
Financial leases provided by Banco Consorcio, S.A. (Brazilian financial institution) from July through December 2010 with maturities from January 2014 through November 2016 at an average interest rate of 23.91%.	1,111		1,373
Interest payable	3,088		3,185
Total capital leases	343,870		405,034
Current portion of long-term capitalized leases	(188,937)		(169,604)
Total long-term capital leases	Ps.	154,933	Ps.	235,430

Minimum compulsory payments relating to these contracts as of December 31, 2011 are as follows:

Year	Total
2012	Ps.	188,937
2013	97,110
2014	15,817
2015	8,023
2016 and thereafter	33,983
Total	Ps.	343,870

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

As of December 31, 2011 and 2010, the Company was in compliance with these financial covenants.

As discussed in Note 27, during 2012 the Company will be adopting IFRS.   The Company’s lease agreement covenants are currently based on MFRS.   The Company is in the process of evaluating what (if any) changes might be required to its lease agreements so as to compute covenants prospectively based on IFRS.

b) Operating leases

As of December 31, 2011 the Company had entered into agreements for the operating lease of machinery and equipment for a period of 5 to 6 years. The minimum compulsory payments relating to these agreements are as follows:

Year	Amount
2012	Ps.	52,389
2013	29,398
2014	11,245
2015	9,120
2016	224
Total	Ps.	102,376

Operating leases expensed for the years ended December 31, 2011, 2010 and 2009 amounted to Ps. 67,977, Ps. 64,982 and Ps. 50,426, respectively.

15. Employee benefits obligations

The Company has a plan for covering seniority premiums which consists of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Since 2005, the Company has recognized a liability for personal severance pay. The related liability and net periodic cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

During 2010, the Company reduced its employee benefits obligations by canceling the non-statutory indemnity benefit contained in its retirement plan. This curtailment resulting in a reduction of the net period pension cost during the year ended December 31, 2010. The benefit obligation that remains recorded as of December 31, 2011 and 2010 corresponds to the legal indemnity benefit due to termination or severance as well as seniority premiums.

During 2011, the Company reduced the number of its employees which caused a curtailment of the benefit obligation during the year. This curtailment resulted in a reduction of the net period pension cost during the year ended December 31, 2011.

The net periodic cots for the years ended December 31, 2011, 2010 and 2009, is comprised as follows:

	For the year ended December 31, 2011
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	25,248	Ps.	4,097	Ps.	29,345
Financial cost	7,931		926		8,857
Amortization of transition liability	1,421		135		1,556
Amortization of prior services and changes to the plan	1,935		160		2,095
Aactuarial gains	(19,699)		(2,904)		(22,603)
Curtailment	(13,352)		(2,134)		(15,486)
Net period cost	Ps.	3,484	Ps.	280	Ps.	3,764

	For the year ended December 31, 2010
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	22,949	Ps.	1,875	Ps.	24,824
Financial cost	10,964		562		11,526
Amortization of transition liability	4,512		139		4,651
Amortization of prior services and changes to the plan	6,341		156		6,497
Aactuarial losses	48,328		2,674		51,002
Curtailment	(86,507)		(1,802)		(88,309)
Net period cost	Ps.	6,587	Ps.	3,604	Ps.	10,191

	For the year ended December 31, 2009
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	23,428	Ps.	1,932	Ps.	25,360
Financial cost	10,605		478		11,083
Amortization of transition liability	3,643		140		3,783
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial gains	(3,437)		(825)		(4,262)
Net period cost	Ps.	40,580	Ps.	1,881	Ps.	42,461

As of December 31, 2011 and 2010, the net projected liability of these obligations is as follows:

	Balances as of December 31, 2011
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	67,216	Ps.	7,893	Ps.	75,109
Unamortized transition liability	(687)		(76)		(763)

Unamortized prior services and changes to the plan	(41)		(190)		(231)
Net projected liability	Ps.	66,488	Ps.	7,627	Ps.	74,115

	Balances as of December 31, 2010
	Severance pay		Seniority premium		Total
Vested benefit obligations	Ps.	87,002	Ps.	8,122	Ps.	95,124
Unamortized transition liability	(2,108)		(211)		(2,319)
Unamortized prior services and changes to the plan	(1,976)		(350)		(2,326)
Unamortized actuarial gain	—		(1)		(1)
Net projected liability	Ps.	82,918	Ps.	7,560	Ps.	90,478

The changes in the net projected liability for labor obligations for the years ended December 31, 2011 and 2010 are as follows:

	For the year ended December 31, 2011
	Severance pay		Seniority premium		Total
Initial balance	Ps.	82,918	Ps.	7,560	Ps.	90,478
Labor cost	25,248		4,097		29,345
Financial cost	7,931		926		8,857
Transition liability	1,421		135		1,556
Amortization of prior services and changes to the plan	1,935		160		2,095
Actuarial gains	(19,699)		(2,904)		(22,603)
Curtailment	(13,352)		(2,134)		(15,486)
Benefits paid	(19,914)		(213)		(20,127)
Ending balance	Ps.	66,488	Ps.	7,627	Ps.	74,115

	For the year ended December 31, 2010
	Severance pay		Seniority premium		Total
Initial balance	Ps.	93,812	Ps.	4,375	Ps.	98,187
Labor cost	22,949		1,875		24,824
Financial cost	10,964		562		11,526
Transition liability	4,512		139		4,651
Amortization of prior services and changes to the plan	6,341		156		6,497
Actuarial losses	48,328		2,674		51,002
Curtailment	(86,507)		(1,802)		(88,309)
Benefits paid	(17,481)		(419)		(17,900)
Ending balance	Ps.	82,918	Ps.	7,560	Ps.	90,478

Changes in the balance of obligations

	Severance pay		Seniority premium		Total
Balance as of January 1, 2011	Ps.	87,002	Ps.	8,122	Ps.	95,124
Labor cost	25,248		4,097		29,345
Financial cost	7,931		926		8,857
Actuarial gains	(19,699)		(2,904)		(22,603)
Curtailment	(13,352)		(2,135)		(15,487)
Benefits paid	(19,914)		(213)		(20,127)
Balance as of December 31, 2011	Ps.	67,216	Ps.	7,893	Ps.	75,109

	Severance pay		Seniority premium		Total
Balance as of January 1, 2010	Ps.	116,356	Ps.	5,273	Ps.	121,629
Labor cost	22,949		1,875		24,824
Financial cost	10,964		562		11,526
Actuarial losses	48,328		2,674		51,002
Curtailment	(94,114)		(1,843)		(95,957)
Benefits paid	(17,481)		(419)		(17,900)
Balance as of December 31, 2011	Ps.	87,002	Ps.	8,122	Ps.	95,124

	Balances as of December 31, 2011
	Severance pay		Seniority premium		Total
Accruals to:
Vested benefit obligations	Ps.	—	Ps.	67	Ps.	67
Non-vested benefit Obligation	67,216		7,826		75,042
Defined benefit obligations	67,216		7,893		75,109
Fair value of the plan assets	—		—		—
Unfunded situation	67,216		7,893		75,109
Non-recognized prior services for vested benefits	(728)		(266)		(994)
Non-recognized actuarial losses	—		—		—
Net projected liability	Ps.	66,488	Ps.	7,627	Ps.	74,115

	Balances as of December 31, 2010
	Severance pay		Seniority premium		Total
Accruals to:
Vested benefit obligations	Ps.	—	Ps.	57	Ps.	57
Non-vested benefit Obligation	87,002		8,065		95,067
Defined benefit obligations	87,002		8,122		95,124
Fair value of the plan assets	—		—		—
Non-recognized prior services for vested benefits	(4,084)		(562)		(4,646)
Non-recognized actuarial losses	—		—		—
Net projected liability	Ps.	82,918	Ps.	7,560	Ps.	90,478

The following is an analysis at December 31 of the Company’s liabilities that make up its labor obligations related to seniority premiums and employee termination payments for reasons other than corporate restructuring:

	Seniority premium						Severance pay
	Defined		Plan		Pending		Defined		Plan		Pending
	benefit		situation		amortized		benefit		situation		amortized
Year	obligations		deficit		Items		obligations		deficit		Items
2011	Ps.	7,893	Ps.	7,893	Ps.	266	Ps.	67,216	Ps.	67,216	Ps.	728
2010	8,122		8,122		562		87,002		87,002		4,084
2009	5,273		5,273		1,176		116,356		116,356		35,367
2008	4,122		4,122		1,156		112,617		112,617		30,443
2007	5,125		5,125		1,452		111,052		111,052		35,376

The average long-term rates used in the actuarial analysis are as follow:

	2011	2010	2009
Discounts of labor obligations	8.10%	7.98%	8.50%
Salary increases	5.11%	4.79%	4.50%
Inflation rates	3.75%	3.75%	3.50%

At December 31, 2011 and 2010, the Company has recognized provisions for the short-term direct benefits related to compensated absences for vacation for Ps. 44,350 and Ps. 33,149, respectively; and vacation premium for Ps. 3,958 and Ps. 4,566, respectively. The provisions are included in the consolidated balance sheet as part of the trade accounts payable caption.

16. Trade accounts payable

	2011		2010
Suppliers	Ps.	1,966,150	Ps.	2,164,013
Revolving credit lines *	711,097		867,924
Other creditors and accrued expenses	398,162		378,642
Total accounts payable	Ps.	3,075,409	Ps.	3,410,579

* The Company established a trust that allows its suppliers and land suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera S.N.C. (“Nafinsa”). In relation to this program, the Company established a trust fund called Fideicomiso AAA-Homex with “Nafinsa”, which granted a line of credit for Ps.1,000,000 with a guarantee fund of Ps. 132,303 and Ps. 127,530, respectively (investment account). Under this program, the AAA-Homex trust can make use of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company. As of December 31, 2011 and 2010, this factoring program encompassed approximately 4,718 and 4,542 suppliers and land suppliers, respectively, where the financing resources are covered by the suppliers themselves.

17. Land suppliers

	2011		2010
Short-term	Ps.	885,059	Ps.	646,070
Short-term revolving credit line *	287,234		132,071
Total short-term	Ps.	1,172,293	Ps.	778,141

Long-term land suppliers	Ps.	—	Ps.	41,441

* See Note 16 above.

Land suppliers represent the outstanding balance payable to the Company’s suppliers of land currently in use or estimated to be developed. Long-term land suppliers represented payables with maturities of over twelve months.

18. Equity

a) Common stock issued at par value (historical Pesos) as of December 31, 2011 and 2010 is as follows:

	Number of Shares		Amount
	2011	2010	2011		2010
Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b) Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserve as of December 31, 2011 and 2010 amounted Ps. 105,602 and is included as part of the retained earnings.

c) The balances of the equity tax account as of December 31, 2011 and 2010 are:

	2011		2010
Contributed capital account	Ps.	4,459,521	Ps.	4,287,837

Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to income tax payable by the companies at the rate in force. At December 31, 2011 the Company’s CUFIN balance is Ps. 936,771.

d)                  As of December 31, 2011 and 2010, the Company has stock option plans that consists of 897,868 and 945,741 approved stock options of the Company, respectively.

Stock option plans 2009 and 2007

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

During 2011 and 2010, the Company did not increase any of the shares underlying its stock options plan, nor did it grant any new options. However a total of 47,873 and 126,691 stock options from the 2009 stock option plan were exercised in 2011 and 2010, respectively. Also during 2010 612,516 options from the 2007 stock option plan were forfeited as the right for them to be exercised concluded. In addition, during 2011, 32,637 options from the 2009 stock option plan were forfeited as the right for them to be exercised concluded.

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

The following information is an analysis of stock option activity during the years:

	Options available for grant	Stock options outstanding	Average exercise price

Balance at December 31, 2008	386,684	612,516	98.08
Shares repurchased for future option grants	73,232	—	46.69
Stock options granted	(321,549)	321,549	43.54
Balance at December 31, 2009	138,367	934,065	79.30
Stock options exercised	—	(126,691)	43.54
Stock options forfeited	612,516	(612,516)	98.08
Balance at December 31, 2010	750,883	194,858	43.54
Stock options exercised	—	(47,873)	43.54
Stock options forfeited	32,637	(32,637)	43.54
Balance at December 31, 2011	783,520	114,348	Ps.	43.54

The average fair value of 321,549 stock options granted during 2009 was Ps. 15.63 per stock option.

During the year ended December 31, 2011 and 2010, 47,873 and 126,691 of the stock options were exercised at an exercise price of Ps. 43.54, resulting in an increase of Ps. 2,716 and Ps. 5,516 in the equity, respectively.

Total compensation cost related to vested stock option awards totaled Ps. 689, Ps. 10,638 and Ps. 4,212 at December 31, 2011, 2010 and 2009, respectively.

Phantom Plan 2011

During 2011, the Company approved a new stock option plan, a “Phantom Plan” which consists of 965,596 options granted to the key executives, the awards are treated as liability awards.  This plan became effective on January 1, 2011 and the executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

The grants were made at an exercise price of 56.88 Mexican pesos and during 2011, a total of 53,675 options were exercised. Also during 2011 a total of 323,898 options were forfeited.

The following information is an analysis of Plantom Plan activity during the year:

	Options available for grant	Average exercise price
Balance at January 1, 2011	—	Ps.	—
Stock options granted	965,596	56.88
Stock options exercised	(53,675)	56.88
Stock options forfeited	(323,898)	56.88
Balance at December 31, 2011	588,023	Ps.	56.88

The average fair value of the Phantom Plan stock options granted during 2011 was 5.15 Mexican pesos per stock option.

During the year ended December 31, 2011, 53,675 of the stock options granted in 2011 were exercised at an exercise price of Ps. 56.88. Total compensation cost related to the vested stock option phantom plan recognized amounted to Ps. 3,685 at December 31, 2011.

e) During the year ended December 31, 2011, the Company repurchased 180,000 treasury shares for Ps. 6,437.   During the year ended December 31, 2009, the Company repurchased 49,500 treasury shares for Ps. 4,586.  The Company did not repurchased treasury shares during 2010.

f) As of December 31, 2011, 2010, and 2009 1,013,020, 800,383 and 187,867 shares remain in treasury, respectively.

Key assumptions used to calculate the fair value of stock options for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Expected dividend yield	0%	0%	0%
Expected stock price volatility	41.45%	29.56%	59.56%
Risk-free interest rate	4.52%	4.21%	5.54%
Expected life of options in years	3 years	2 years	3 years
Model used	Black Scholes Merton	Black Scholes Merton	Black Scholes Merton

19. Foreign currency balances and transactions

a) As of December 31, 2011 and 2010, the foreign currency monetary position is as follows:

	2011				2010
	Thousands of U.S. dollars:		Thousands of Brazilian reals:		Thousands of U.S. dollars:		Thousands of Brazilian reals:
Monetary assets	US$	91	BR$	27,913	US$	246	BR$	11,477
Monetary liabilities		(707,257)		(258,577)		(508,901)		(222,177)
Monetary liability position, net	US$	(707,166)	BR$	(230,664)	US$	(508,655)	BR$	(210,700)
Equivalent in Mexican pesos	Ps.	(9,885,259)	Ps.	(1,733,553)	Ps.	(6,298,014)	Ps.	(1,566,892)

b) The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	(In Mexican pesos)
	December 31, 2011	December 31, 2010	April 29, 2012
U.S. dollar	13.9787	12.3817	13.2093
Brazilian real	7.5155	7.4366	7.0019

20. Segment reporting

The following segment reporting information is presented according to the information used by the Company’s Chief Operating Decision Maker for decision-making purposes. The Company segregates the financial information by segments, (affordable entry-level housing construction, middle-income housing construction and other activities) considering the operational and organizational structure of the business despite its geographical localization (which was established by house models as explained in the next paragraph), according to the provisions of MFRS B-5 Segment reporting. Other activities consist primarily of the Company’s operations through its construction services and infrastructure division discussed above.

General description of the products or services

Mexico’s developer-built housing industry is divided into three segments according to cost:  affordable entry-level, middle-income, and residential. The prices of affordable entry-level segment range between Ps. 195 and Ps. 540; those of the middle-income segment are between Ps. 541 and Ps. 1,885 and those of the residential segment are above Ps. 1,885. The Company’s focus is to provide affordable entry-level and middle-income housing for its customers. Therefore, the operating segments that are presented in detail are the affordable entry-level and the middle-income segments, in conformity with guidelines of MFRS B-5.

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2011, 2010 and 2009, affordable entry-level homes had an average price of approximately Ps. 346, Ps. 338 and Ps. 326, respectively. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom. The affordable entry-level segment includes the results of the Company’s Brazilian operations.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2011, 2010 and 2009, middle income homes had an average price of approximately Ps. 918, Ps. 1,086 and Ps. 978, respectively. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.

Other includes revenues from construction services to government, sales and services to third parties and the tourism housing division.

The following table shows the operating results by each segment identified as of December 31, 2011, 2010 and 2009:

Year ending December 31, 2011	Entry-level		Middle-income		Other		Consolidated
Revenues	Ps.	16,949,951	Ps.	3,260,016	Ps.	1,643,312	Ps.	21,853,279
Income from operations	2,264,479		435,531		219,543		2,919,553
Depreciation and amortization	335,254		64,480		32,503		432,237

Year ending December 31, 2010	Entry-level as restated		Middle-income as restated		Other		Consolidated
Revenues	Ps.	13,288,656	Ps.	5,176,573	Ps.	1,187,080	Ps.	19,652,309
Income from operations	1,990,999		775,590		177,857		2,944,446
Depreciation and amortization	314,843		122,646		28,125		465,614

Year ending December 31, 2009	Entry-level as restated		Middle-income as restated		Other		Consolidated
Revenues	Ps.	13,791,983	Ps.	3,406,806	Ps.	277,700	Ps.	17,476,489
Income from operations	2,145,742		530,027		43,204		2,718,973
Depreciation and amortization	381,494		94,234		7,681		483,409

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

The Company has domestic operations in Mexico and international operations in Brazil and India. India assets and operations are immaterial as of December 31, 2011, 2010 and 2009. The Company´s operations in Brazil started in 2010. Brazil loss from operations are Ps. 507,433 and Ps. 147,682 in 2011 and 2010 respectively and, it had approximately Ps. 966,177 and Ps. 427,466 in current assets and Ps. 758,326 and Ps. 514,046 in long lived assets as of December 31, 2011 and 2010, respectively.

The Company does not segregate its balance sheet or statement of cash flows by operating segment.

21. Operating expenses

	2011		2010		2009 as restated
Administrative	Ps.	1,440,285	Ps.	1,567,707	Ps.	1,332,178
Selling	1,327,689		1,367,145		1,048,448
Amortization expense of BETA trademark	—		45,527		91,054
	Ps.	2,767,974	Ps.	2,980,379	Ps.	2,471,680

The table below shows the most significant operating expenses:

	2011		2010		2009
Salaries and other benefits	Ps.	881,705	Ps.	874,212	Ps.	711,366
Office expenses	126,243		103,281		88,271
Advertising	46,864		90,944		72,044

22. Other (expenses) income

	2011		2010		2009
Tax surcharges	Ps.	(285,525)	Ps.	(136,193)	Ps.	(44,155)
Current statutory profit-sharing to employees	(65,880)		—		—
Equity in net earnings of associate	18,979		—		—
Other (expense) income, net	(12,441)		(6,572)		49,475
	Ps.	(344,867)	Ps.	(142,765)	Ps.	5,320

23. Interest expense

	2011		2010		2009
Interest expense related to senior guaranteed notes (1)	Ps.	—	Ps.	—	Ps.	—
Other interest expense	223,598		173,610		162,069
Commissions and financing costs (2) (3)	167,020		166,505		163,641
	Ps.	390,618	Ps.	340,115	Ps.	325,710

(1)  As of December 31, 2011, 2010 and 2009 the interest expense related to senior guaranteed notes was Ps. 675,852, Ps. 681,871 and Ps. 288,156, respectively; however due to the MFRS D-6 application, these amounts were fully capitalized during the three years (see Note 8).

(2) Includes the commissions paid by the Company to INFONAVIT and Registro Único de Vivienda (RUV), when obtaining approval of individual financing for its customers. The commissions facilitate the home sales and cash inflows recovery, so the Company considers these commissions as part of the financing costs. The amounts expensed in 2011, 2010 and 2009 were Ps. 84,646, Ps. 77,651 and Ps. 66,131, respectively.

(3) Due to anticipated payments made by the Company of short-term lines of credit during December 2010 (see Note 12), the Company wrote off Ps. 12,888, related to debt issuance costs previously capitalized in other assets.

24. Income tax, asset tax and Flat Rate Business Tax (IETU)

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and Flat Rate Business Tax (“IETU”) and files its tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements. The ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual inflationary adjustment.

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

Based on projected tax calculations in the future it is estimated that the Company will continue to pay ISR only.

a) As of December 31, 2011, 2010 and 2009 the ISR consist of the following:

	2011		2010		2009
ISR:
Current	Ps.	847,711	Ps.	557,395	Ps.	279,974
Deferred	18,229		349,602		714,415
	Ps.	865,940	Ps.	906,997	Ps.	994,389

To determine deferred ISR as of December 31, 2011 and 2010, the Company applied the enacted tax rates that were in effect beginning in 2011, to temporary differences according to their estimated dates of reversal.

For the years ended December 31, 2011 and 2010 the operations in Brazil generated loss before taxes of Ps. 925,598 and Ps. 711,389, respectively, and taxes of Ps. 113,826 and Ps. 28,016, respectively; as they were computed and paid under Brazilian Tax regulations.

b) The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before the ISR is:

	2011	2010	2009
	%	%	%
Statutory rate:	30	30	28
Add effect of permanent differences mainly:
Nondeductible expenses	6	6	3
Difference between book and tax inflation effects	(4)	(6)	5
Tax losses valuation allowance from Brazil operations	8	6
Effect of change in statutory rate on deferred ISR *	—	—	3
Effective tax rate	40	36	39

* The effect of change in the statutory rate on deferred ISR represented an additional charge in the consolidated statement of income for 2009 of Ps. 78,624.

c) At December 31, 2011 and 2010 the main items comprising the asset (liability) balance of deferred ISR are:

	2011		2010
Deferred ISR:
Effect of tax loss carryforwards	Ps.	1,550,303	Ps.	930,107
Other creditors	200,178		462,420
Allowance for doubtful accounts	33,407		22,830
Labor obligations	19,817		26,143
Asset tax recoverable	10,153		11,311
Employee profit sharing liability	20,226		462
Financial derivative instruments	(23,869)		107,346
Unbilled revenues on developments in progress	(150,801)		(133,680)
Construction-in-process, inventories and taxable inventory (1)	(4,470,088)		(4,386,163)
Property and equipment	100,611		(10,143)
Other assets	19,757		(20,880)
Prepaid expenses	(1,528)		(3,447)
Deferred ISR liability	(2,691,834)		(2,993,694)
Valuation allowance (see paragraph f below)	(942,234)		(604,139)
Total deferred liability, net	Ps.	(3,634,068)	Ps.	(3,597,833)

Asset	Ps.	867,471	Ps.	779,268
Liability	(4,501,539)		(4,377,101)
	Ps.	(3,634,068)	Ps.	(3,597,833)

(1)                In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and inventory purchases and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to include the December 31, 2004 inventory balance into taxable revenue. However, as result of the interpretation of the transition rules established by the MITLA, the Company did not include its inventory balance at December 31, 2004. Consequently, the Company recorded a taxable inventory as a deferred tax liability of Ps. 218,662 and Ps. 187,425 as of December 31, 2011 and 2010, respectively. This taxable inventory relates to the inventory item and tax law change described above as it is the source of income on which the Company did not pay taxes.

d) As of December 31, 2011 the tax loss carryforward expiring in the following ten years amounted to Ps. 5,536,795.

i.                  The asset tax, used to be a minimum income tax, was payable based on 1.25% of the average value of most assets net of certain liabilities. The balances as of December 31, 2011 and 2010 of the asset tax were Ps. 10,153 and Ps. 11,311, respectively.

ii.               The loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered, subject to certain conditions. The amounts as of December 31, 2011 and expiration dates are:

	Tax Loss		Recoverable
Year of Expiration	Carry-forwards		IMPAC
2012	Ps.	—	Ps.	338
2013	—		1,192
2014	—		1,989
2015	—		1,512
2016	49,392		1,391
2017	—		3,731
2018	706,129		—
2019	602,095		—
2020	1,157,628		—
2021	3,021,551		—
	Ps.	5,536,795	Ps.	10,153

Additionally, for its Brazilian operations the Company has accumulated tax loss carry forward that at December 31, 2011 and 2010 amounted to Ps. 328,213 and Ps. 141,374, respectively. In Brazil, tax losses never expire but they cannot be restated for inflation and are limited to 30% of the taxable income of each year. Due to the uncertainty to recover these tax losses, an allowance for the total amount was recognized as of December 31, 2011 and 2010.

e) The Federal tax authority has the right to perform reviews of the taxes paid by Mexican companies for a period of five years; therefore tax years beginning with 2006 are subject to possible review.

f) The Company has taken certain positions in its annual tax returns which are classified as uncertain tax positions for financial reporting purposes.  Specifically, uncertain tax positions currently outstanding relate to the Company’s interpretation of the MITLA related to the inclusion of certain debts in the calculation of the anual inflationary adjustment, and the deduction of land by real estate developers.  As of December 31, 2010, uncertain tax positions result in Ps. 604,139 in deferred tax assets which have been provided for through a full valuation allowance, and an additional current liability in the amount of Ps. 775,946. As of December 31, 2011, uncertain tax positions result in Ps. 942,234 in deferred tax assets which have been provided for through a full valuation allowance, and an additional current liability in the amount of Ps. 1,599,642. The Company considers this uncertain tax position as a current liability because it would be due upon demand to the extent requested.

The Mexican and Brazilian federal and state’s taxes and other contributions are subject to auditby tax authorities over a period of five years in both countries.  Depending upon the outcome of such audits, the

Company is contingently required to pay those taxes, contributions and corresponding surcharges of the any omitted payments and other differences that could been detected.

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

Insurance coverage expensed for the years ended December 31, 2011, 2010 and 2009 amounted to Ps. 3,982, Ps. 3,584 and 3,226, respectively.

Commitments

a) At December 15, 2010 the Company through its subsidiary Homex India Private Limited, celebrated an investment agreement with Kotak Real Estate Fund - I, for which, in case of achieving certain conditions, that are obtaining all the permits, licenses and necessary authorizations for the construction of a development in the city of Chennai, India, the Company will acquire all equity shares of KS Realty Constructions Private Limited (KS Realty), company that owns the land on which the project will be developed.

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

b) In 2010, a Mexican Government contract was directly awarded to the Company’s subisidiary CRS Morelos for the construction and service of a federal correctional facility in Morelos, México, following a direct assignment process (procedimiento de asignación directa) pursuant Article 41 paragraph IV of the “Ley de Adquisiciones Arrendamientos y Servicios del Sector Público” (the “Morelos Correctional Facility Contract”). The contract was entered with the Mexican Secretary of Public Security through its division of Prevention and Social Readjustment of the Mexican Secretary of Public Security (Prevención y Readaptación Social de la Secretaría de Seguridad Pública) to construct and then to assit with the operation, over a 20 year period, of a federal correctional facility.

In accordance with the provisions of MFRS Interpretation 17 (Service Contract Awards), this agreement is being accounted for under the “financial asset model” based on the revenue recognition policies described in Note 3b.

The cost of the construction phase of the Morelos Correctional Facility project has been estimated to be approximately Ps. 3.9 billion.    Construction is to occur on land owned by the Company, and residual ownership of the prison and the land is that of the Mexican Government.   In accordance with Interpretation 17, the Company’s financial asset (account receivable) from construction does not constitute a qualifying asset under MFRS D-6, and accordingly no comprehensive financing costs are capitalized during the construction phase.

Pursuant to the Correctional Facility Contract, CRS Morelos will also develop and provide ongoing services to the correctional facility following the completion of construction, including services such as laundry, food services, landscaping, infrastructure up-keep, and other similar services. Prison security services are not a component of the Correctional Facility Contract to be provided by the Company.  Operating services will be provided by CRS Morelos and will commence in 2013 after the delivery of the correctional facilities, which is expected to be in late-2012. Certain of these services will be provided through subcontracts with third parties, previously approved by the Mexican Secretary of Public Security.

Penalties can be assessed by the Mexican Government if construction is not completed timely; Construction is required to be completed by August, 2012, although the Company currently has no reason to believe that the project will not be completed timely.

For the services provided, CRS Morelos will receive monthly payments from the Mexican Secretary of Public Security of Ps. 1,080 per year over a 20 year period starting in 2013. These monthly payments will cover both the eventual amortization of the construction fee, plus fees for on-going services rendered.   Annual payments will be indexed for inflation as stipulated in the contract.

The contract may be terminated in the event of continued non-performance of contract terms by either the Company or the Mexican Government prision agency, acts of legislation, and certain extraordinary situations (such as natural disasters, prision riots, agency personnel strikes, and certain other extraordinary situations)..   In the event of such extraordinary termination, the contract dictates the terms of settlement based on a prescribed formula.

Through December 31, 2011, the Company has recorded revenues of Ps. 129,672 and costs of Ps. 98,141 related to the construction project.

Other Contingencies

The Company is party to various legal disputes as a result of the normal course of construction business.  The Company is of the opinion that the ultimate outcome of such matters will not have a material adverse impact on the Company’s consolidated financial statements.

26. Subsequent events

Financings

On February 2, 2012, the Company issued US$400 million of Senior Guaranteed Notes due 2020 with a coupon rate of 9.750%, payable semiannually. The proceeds from the issuance of the notes were used to prepay in full the Deutsche Bank Credit Agreement on February 17, 2012 and the Credit Suisse Credit Agreement on February 16, 2012, respectively.

As of February 16, 2012, the Company entered into a principal-only swap in order to hedge the principal amount of the US$400 million of Senior Guaranteed Notes due 2020 at an implied exchange rate of Ps.12.88 per U.S dollar through 2020. The cost of this instrument is 3.79%.

As of March 23, 2012, the Company entered into three capped forwards in order to hedge the first three interest payments of the US$400 million of Senior Guaranteed Notes due 2020. These instruments have a strike price of Ps. 13.22, with a cap of Ps. 17.00. These are zero cost instruments. The settlement dates of these instruments are September 25, 2012, March 25, 2013, and September 25, 2013.

Makobil acquisition

On March 21, 2012, the Company and Arendal amended the Makobil shareholders agreement. That amendment includes an agreement whereby the Company will ultimately purchase Arendal’s 76% ownership interest in Makobil for a total of Ps. 1,106,508. Execution of this purchase, payment of the purchase price, and transfer of share ownership will occur after completion of construction of the prison complex.  At that time, the purchase price may also be deferred up to another 30 months, along with interest at 12% per annum with ultimate share ownership occurring when payments have been made.

The agreement also calls for the transfer of day-to-day operational control of Makobil to Homex from March 21, 2012. The Company anticipates consolidating Makobil in 2012. At the date that the Company begins consolidating Makobil, it will derecognize its equity method investment, recording a gain between the then fair value of the equity method investment and its carrying value.  The Company will also apply purchase accounting to the net assets consolidated.  The Company has yet to estimate the impact of such accounting.

27. New accounting principles

International Financial Reporting Standards (IFRS)

The Comision Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) announced that commencing in 2012 all Mexican public companies must report their financial information in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).   The Company will adopt IFRS as of December 31, 2012, with a Transition Date to IFRS of January 1, 2011.  The Company will begin reporting under IFRS in Mexico from the first quarter of 2012.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets mandatory exemptions and allows certain optional exemptions when completing a retrospective application of IFRS.  However, certain other balances will require adjustment to convert from MFRS to IFRS as of the Transition Date.   All the adjustments arising from the Company’s conversion to IFRS will be recorded against retained earnings at the Transition Date.

The Company is still in the process of finalizing its Transition Date balance sheet.  To date, the Company has identified the following key concepts:

•                                         Revenue Recognition

Under MFRS revenues from home construction are accounted for under IMFRS 14 “Construction Sales and Service Agreements related to Real Estate” as explained in Note 3 (b).   Under IFRS, the Company believes that it will account for these same contracts under IAS 18 “Revenues”.   While the Company is finalizing its analysis of the operational application of IAS 18, it anticipates that results will approximate IMFRS 14 in that revenue will be recognized upon completion of the housing unit, and the transfer of all legal risks and rewards to the customer.  This transfer typically occurs at the date the escritura is signed and the housing unit is available to be occupied.

Revenues from the construction and operation of prisons will be accounted for under IFRIC Interpretation No. 12 “Service Concession Arrangements”.  IFRC 12’s provisions are consistent with IMFRS 17 “Service Concession Contracts” which is explained in Note 3 and was used in preparing the accompanying consolidated financial statements.

Accordingly, significant revenue recognition differences are not anticipated.

•                                          Business Combinations

According to IFRS 1, an entity may elect not to apply IFRS 3 “Business Combinations” retrospectively to business combinations made prior of the Transition Date.  The Company will likely apply this exemption and not amend its prior business combination accounting.

•                                          Inventories and Borrowing Costs

The Company currently capitalizes comprehensive financing costs (“CFC”) under MFRS as disclosed in Note 3 (g).  These costs are capitalized to construction inventory during the construction process, and ultimately included as a component of cost of sales.    The amounts capitalized include interest expense, the results of foreign exchange gains and losses, and the fair value of financial derivative instruments when such instruments qualify for hedge accounting.

IAS 23 “Borrowing Costs” also provides for the capitalization of borrowing costs, although both the method and the types of items capitalized differ from MFRS.

The transitional provisions of IAS 23 indicate that when application of IAS 23 constitutes a change in accounting policy, an entity shall apply the IAS 23 to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after the effective date.   However, an entity may also designate any date before the effective date and apply the IAS 23 to borrowing costs relating to all qualifying assets for which the commencement date for capitalization is on or after that date.

The Company anticipates that it will recompute the amount of capitalized borrowing costs beginning on the Transition Date and the carrying value of its inventory balances will be adjusted at that time.  The Company has yet to quantify this adjustment.

•                                          Long-Term Assets

A first-time adopter may elect to use the fair value or the previous GAAP’s revaluation of an item of property, plant and equipment at (or before) the Transition Date as “deemed cost” if it was broadly comparable to cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.    The Company will likely present its property, plant and equipment at its fair value at the transition date. Accordingly, significant adjustments to property, plant and equipment are anticipated.

While a deemed cost approach may be taken towards property, plant and equipment, it is typically not appropriate for other long-term assets such as goodwill and intangible assets.  For those assets the values established in purchase accounting will be adjusted for the removal of inflation recorded under MFRS for periods from the acquisition date through January 1, 2008.

•                                          Employee Benefits

The Company will likely apply an exemption whereby unrecognized actuarial losses will be charged to retained earnings at the Transition Date.  The Company’s unrecognized actuarial losses are disclosed in Note 15.

According to MFRS D-3, a severance provision and the corresponding expenditure must be recognized if the entity intends to terminate the employment relationship before the retirement date, or intends to pay benefits as a result of an offer made to employees to encourage a voluntary termination.    For IFRS purposes, this provision is recorded pursuant to IAS 19R,”Employee Benefits”, when the actions of the Company have demonstrated commitment to end the relationship with the employee or a bid to encourage voluntary retirement.   This action is shown with a formal plan that describes the characteristics of the termination of employment.  Accordingly, at the Transition Date, the Company anticipates that it will eliminate its severance indemnity as per Note 15, as an increase in retained earnings.

The Company will not recognize deferred profit-sharing liability under IFRS, while under MFRS it has recognized it using the assets and liabilities method.  There is no effect at the transition date since the deferred profit-sharing was fully reserved under MFRS.

Profit-sharing expense will be included under operating expenses in the statement of income. Under MFRS this is included in the other expense item.

•                                          Foreign Currency Translation

The Company will likely apply a first time exemption and reclassify the accumulated translation effect recorded under MFRS to retained earnings and beginning January 1, 2011, it will calculate the translation effect prospectively according to International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

•                                          Indexation of Equity Balances

As disclosed in Note 3(c), for the purposes of MFRS B-10, the effects of inflation on financial information must be recognized when the economic environment of the entity is inflationary, that is, when cumulative inflation of the three preceding years is equal to or larger than the 26%.  IAS 29 considers an economy as hyper-inflationary when the cumulative inflation over three years approaches or exceeds 100%. The last hyperinflationary period for Mexico was 1997, and for Brazil was in 1997 prior to the Company’s initiation of its Brazilian operations. Accordingly, the Company has eliminated previously recorded inflationary effects in Mexico for the period 1998 through 2007.   This will result in a decrease in capital stock and additional paid in capital, and an increase in retained earnings.   The entry will have no impact on total equity at the Transition Date.

•                                          Financial derivative Instruments

IAS 39, “Financial Instruments: Recognition and Measurement”, requires the consideration of credit risk in determining the fair value of financial instruments. Credit risk is the risk that the counterparty will not meet its contractual obligations. Upon transition to IFRS, the Company will adjust the fair value of the asset and liability position of the derivative financial instruments considering the credit risk of the counterparty. The amount of this adjustment is currently estimated as a to retained earnings.

IAS 39 also requires measuring the effectiveness of financial derivative instruments that meet the criteria for hedge accounting at the end of each reporting date, while under MFRS this is not required. The ineffective portion of financial derivative instruments that qualified as hedge will be adjusted to retained earnings at the transition date.

•                                          Deferred Taxes

The IFRS adjustments that will be recorded by the Company will have an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, Income Taxes.

•                                          Classification Differences

Under MFRS the cash and restricted cash are shown on the same row as cash and cash equivalents. Under IFRS restricted cash is shown separately and is not considered a cash equivalent for statement of cash flows purposes.

Debt issue costs are disclosed in Note 11 as a component of other assets.  Under IFRS, such amounts will be reflected as a reduction of outstanding borrowings in the consolidated balance sheet.

Under MFRS, profit- sharing costs are considered as an other expense.  The Company anticipates that under IFRS such amounts will be recorded as part of operating expense.

Other balance sheet, income statement and statement of cash flows classification differences might also exist between MFRS and IFRS.

•                                          Disclosures

Generally, IFRS disclosure requirements are more extensive than those of MFRS, which will result in increased disclosures about accounting policies, significant judgments and estimates, financial derivative instruments and management risks, among others. In addition, there may be differences in presentation.

The information presented above, does not intend to be an all inclusive list of Transition Date adjustments that might be recorded.  Rather, it represents potential adjustments identified to date.   The above discussion should also be construed as a “preliminary IFRS” discussion as the Company will be adopting IFRS as of December 31, 2012, based on the standards that are in-force as of that date.  The standards that will actually be applicable to December 31, 2012, including those that will be applicable on an optional basis, are not known with certainty at this time. Additionally, the accounting policies selected by the Company may change as a result of changes in the economic or industry trends that are observable after the issuance of these consolidated financial statements.   Accordingly, the above disclosed information is subject to change.

Under IFRS, only one set of financial statements comprising the balance sheet, comprehensive income statement, statement of changes in equity and cash flow, together with comparative information and explanatory notes, can provide a fair presentation of the financial position of the Company, the results of its operations and cash flows.  Not all such information is presented in the preliminary IFRS discussion presented above.

28.    Summary of differences between Mexican Financial Reporting Standards (MFRS) and US GAAP

The consolidated financial statements of the Company are prepared in accordance with MFRS, which vary in certain significant respects from US GAAP. A reconciliation of the consolidated net income, equity and comprehensive income for US GAAP is presented in Note 29.

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

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or “ASC” for short, on January 15, 2008 and it became effective in the summer of 2009. At that time all previous US GAAP reference sources became obsolete. The ASC organizes thousands of U.S. GAAP pronouncements under approximately 90 accounting topic areas.  The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the SEC. Below are references to various ASCs, and their former US GAAP references.

The differences between MFRS and US GAAP included in the reconciliation that affect the accompanying consolidated financial statements of the Company are as follows:

a)                                      Revenue and cost recognition

The substantial majority of the Company’s revenues are derived from the construction of homes on Company owned land, and the related sale of such homes. Under US GAAP, the Company recognizes these revenues pursuant to ASC 360.20 (formerly FAS 66 “Accounting for Sales of Real Estate Sales”). Such revenues are recognized when all of the following events occur:

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

Pursuant to MFRS, and the adoption of IMFRS 14, as of January 1, 2010, the Company uses what is often referred to as “completed contract method” of accounting for revenues and costs. The principal difference between ASC 360.20 and IMFRS 14 relates to: (1) revenues from FOVI and INVI financial institutions, that are recognized for MFRS purposes before they are recognized for US GAAP purposes, since for US GAAP purposes they do not yet comply with one of the ASC conditions above, specifically that a significant down payment is received, that is typically more than 10%, and (2) the deferral and thus recognition on a cash basis for US GAAP of unsecured home-buyer receivables.

A reconciling item for the incremental revenues and costs associated with the above differences is included in the US GAAP reconciliation of net income and equity for all periods presented.

Approximately Ps. 186,740, Ps. 246,846 and Ps. 198,755 of the Company’s revenues during the years ended December 31, 2011, 2010 and 2009, respectively, were derived from construction services performed pursuant to a formal contract with the Mexican Government, on Mexican Government owned land.  Such revenues have been accounted for US GAAP purposes under a percentage-of-completion method of accounting pursuant to ASC 605.35 (formerly SOP 81-1 — “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”), consistent with MFRS.

b)                          Deferred income taxes

The Company follows ASC740.10 (formerly SFAS No. 109, “Accounting for Income Taxes”) for US GAAP purposes, which differs from the MFRS. Under MFRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As previously mentioned, the Company does not recognize the inflation effects in accordance with MFRS B-10, accordingly, there is no difference related to the presentation of the gain (loss) on monetary position and deferred income tax provision.

As a result of the differences related to the recognition of revenue, costs, interest capitalization and other items described below, the related deferred income tax presented under MFRS is different from the effect calculated in accordance with US GAAP.

Below is a reconciliation of deferred tax balances between MFRS and USGAAP:

	2011		2010
Deferred income tax liability according to MFRS, net	Ps.	3,634,068	Ps.	3,597,833
Effect of US GAAP adjustments:
Accounts receivable and deferral of unsecured homebuyers’ receivables (Note 28 a)	(52,841)		(64,578)
Capitalization of financing cost (Note 28 i)	(178,879)		(56,797)

Fair value adjustment to financial derivative instruments (Note 28 h)	(6,380)		(2,947)
Bargain gain (negative goodwill) on business acquisition (Note 28j and Note 4)	104,742		104,742
Others, net	13,841		60,793
Deferred income tax liability according to US GAAP, net	Ps.	3,514,551	Ps.	3,639,046

Deferred income tax balance sheet classification:

	2011				2010
	Current		Non-current		Current		Non-current

Deferred tax assets	Ps.	172,640	Ps.	1,552,929	Ps.	427,921	Ps.	1,062,437
Deferred tax liability	(4,297,886)		(942,234)		(4,530,764)		(598,640)
Net deferred tax (liability) asset	Ps.	(4,125,246)	Ps.	610,695	Ps.	(4,102,843)	Ps.	463,797

At December 31, 2011 and 2010, the Company had Ps. 610,695 and Ps.463,797, respectively, of net long-term deferred tax assets. These amounts include net operating loss carryforwards as disclosed in Note 24. The Company believes that it is more likely than not those amounts will ultimately be recovered, primarily through the reversal of deferred tax liabilities. Accordingly, no valuation allowance has been provided under US GAAP for these amounts.

Bellow is the roll forward of the Company’s provision for uncertain tax positions:

Description	Beginning balance accrual		Tax provisions charged to income tax expense		Potential tax surcharges charged to other expense		Ending balance accrual

Provision for uncertain tax positions
2011	Ps.	775,946	Ps.	700,273	Ps.	123,423	Ps.	1,599,642
2010	248,781		454,231		72,934		775,946
2009	102,969		132,828		12,984		248,781

Please refer to the Note 24 f)

c)                     Acquisition of Non-Controlling Interest

On September 12, 2005, Beta del Centro acquired the remaining 50% of Super Abastos Centrales y Comerciales, S.A. de C.V.’s outstanding shares. Under Mexican GAAP (now MFRS), the excess cost of the shares acquired from the minority shareholders was recorded as a capital distribution, since this was a transaction between common shareholders.

Under US GAAP the acquisition of the remaining outstanding shares from the minority shareholders was accounted for under purchase method of accounting.

d)                          Classification differences

Under MFRS the cash and restricted cash are shown as part of cash and cash equivalents. Under USGAAP restricted cash is shown separately as part of “other current and none assets”.

Under MFRS, deferred taxes are classified as non-current. US GAAP requires a current or non-current classification based on the classification of the related asset or liability (See Note 28 b).

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

Under MFRS, uncertain tax positions are shown as currently liabilities as they are due upon demand if so requested by the tax authorities.   To the extent that the taxing entity with such an uncertain tax position has net operating loss carry-forwards, US GAAP requires such amounts to be reflected as a reduction of the net operating loss carry-forward given that would be the means of ultimate settlement.   Net operating loss carry-forwards would be classified as current or non-current based on the expected date of reversal.

Under MFRS, interest expense from the factoring program sponsored by Nafinsa is included in the net comprehensive financing cost; US GAAP requires that such amounts be recorded as part of the cost of sales.

Under MFRS, profit- sharing costs are considered as an “other expense” For USGAAP purposes, employee statutory profit-sharing is classified as an operating expense.

e)                          Inventory

Inventories under US GAAP are stated at cost. Inventories as of December 31, 2011 and 2010 are as follows:

	2011		2010

Titled land	Ps.	9,197,142	Ps.	9,701,296
Contracted land	2,181,989		2,467,273
Construction-in-process	19,046,544		14,969,826
Construction materials	440,672		576,499
	30,866,347		27,714,894
Land and held for future development and construction-in-process	(12,859,328)		(10,591,499)
Total inventories	Ps.	18,007,019	Ps.	17,123,395

f)                            Goodwill

The amount of goodwill under US GAAP related to a 2006 acquisition and is greater than that reported under MFRS, due to the difference in the revenue recognition methods between MFRS and US GAAP and the amount of backlog recorded under US GAAP differed from the reported under MFRS. This backlog has been fully amortized as of December 31, 2011, and thus the difference in equity is presented below essentially relates to differences in the carrying value of goodwill between MFRS and US GAAP.

Goodwill is not amortized.  However, it is subject to annual impairment tests as required by ASC 350.10 (formerly SFAS 142), and is adjusted for any impairment losses. Goodwill is allocated to the affordable entry-level reporting segment, which is considered the cash generating unit.

g)                         Labor obligations

The Company has recorded liabilities for the seniority premium and termination indemnity (severance) liabilities for its Mexican subsidiaries with employees (Desarrolladora de Casas del Noroeste, Altos Mandos de Negocios, Homex Infraestructura and CT Commercial Properties). For its MFRS consolidated financial statements, the Company applies MFRS D-3. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related plan obligations are described in Note 15.

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

	2011		2010
Unrecognized items:
Transition obligation	Ps.	249	Ps.	457
Prior service cost	106		170
Net actuarial (gain) loss	(1,913)		1,707
Unrecognized ítems	Ps.	(1,558)	Ps.	2,334

For purposes of determining the cost of pension plans, seniority premiums and severance indemnities under US GAAP, the Company uses a December 31 measurement date for its seniority premiums and severance indemnities.

Net periodic costs for 2011, 2010 and 2009 are summarized below:

	2011		2010		2009
Integration of Net Periodic Costs:
Labor cost	Ps.	29,345	Ps.	24,824	Ps.	25,360
Financial cost	8,857		11,526		11,083
Amortization of transition liability	34		2,507		1,639
Actuarial (gains) losses	(19,704)		47,921		9,902
Amortization of prior services adjustments	22		—		1,168
Curtailment	(17,824)		(96,218)		—
Net periodic costs (gain)	Ps.	730	Ps.	(9,440)	Ps.	49,152

Analysis of changes in the defined benefit obligation:

	2011		2010
Defined benefit obligation at beginning of year	Ps.	95,124	Ps.	121,639
Labor cost	29,345		24,824
Finance cost on defined benefit obligation	8,857		11,526
Actuarial (gains) losses	(19,704)		51,253
Benefits paid to employees	(20,689)		(17,900)
Curtailment	(17,824)		(96,218)
Defined benefit obligation at end of year	Ps.	75,109	Ps.	95,124

	2011		2010
Accumulated benefit obligation	Ps.	59,718	Ps.	75,687

h)                         Disclosure about fair value of financial derivative instruments

ASC 820.10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

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

When possible, the Company uses quoted prices to determine fair value. Where quoted prices are not available, the fair value is internally derived based upon appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value presented herein is based on information available at December 31, 2011 and 2010. Although management is not aware of any factors that would be significantly affect the fair value amounts, such amounts have not been updated since those dates. Therefore the current estimates of fair value at dates after December 31, 2011 and 2010 could differ significantly from these amounts.

The fair value of total debt, including capital leases and excluding interest payables, is estimated for variable rate debt whereby changes in interest rates generally do not impact the fair value of the debt instrument, and quoted market prices are used for senior guaranteed notes at December 31, 2011 and 2010. As of December 31, 2011 and 2010, the carrying value of total debt is Ps. 15,249,426 and Ps.12,807,660, respectively. The fair value is Ps. 15,110,697 at December 31, 2011 and Ps. 13,441,705 at December 31, 2010.

The Company’s estimate of the derivative’s fair value was made using Level 2 evidence as per the ASC820.10 hierarchy discussed above.

ASC 820.10 requires the fair value of an asset or liability to be determined based on the assumptions that market participants would use in pricing the asset or liability. Therefore, if market participants would consider counterparty credit risk in pricing the financial derivative instrument, then an entity’s valuation methodology under US GAAP should incorporate the effect of this risk on fair value. MFRS does not specifically require the inclusion of the counterparty’s credit risk in the computation of fair value. The Company has incorporated the counterparty credit risk into the valuation of their financial derivative instrument positions under US GAAP, but not under MFRS.

The Company determined the US GAAP fair value of its principal-only and interest-only swaps as of December 31, 2011 to be Ps. 31,900, resulting in a difference of Ps. 53,347 from the net asset carrying value of Ps. 85,247 (Ps. 12,226 liability position and Ps. 97,473 asset position) shown in the December 31, 2011 MFRS balance sheet. The Company determined the US GAAP fair value of its principal-only and interest-only swaps as of December 31, 2010 to be Ps. 569,757, resulting in a difference of Ps. 81,401 from the carrying value of Ps. 488,356 (Ps. 508,160 liability position and Ps. 19,804 asset position) shown in the December 31, 2010 MFRS balance sheet. Differences attributable to counterparty credit risk were immaterial during periods prior to 2009, and thus have not been reflected as reconciling items in those years.

ASC 815.10.50 requires measuring the effectiveness of financial derivative instruments that meet the criteria for hedge accounting at the end of each reporting date, while under MFRS this is not required. The Company determined the US GAAP ineffective portion of the financial derivative instrument that met the hedge accounting criteria as of December 31, 2011 and 2010, which resulted in a difference of Ps. 33,679 and Ps. (30,354), respectively, while there was no ineffective portion as of December 31, 2009.

i)                            Capitalization of net comprehensive financing cost

Under MFRS, the capitalization of net comprehensive financing cost (interest, foreign exchange gains and losses) incurred to finance investment projects is capitalized.

Similar to MFRS, under US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. The Company applies the weighted-average interest rate on all outstanding debt to the balance of construction-in-progress additions during the period.

The difference between financing cost capitalization methods applied for US GAAP and for MFRS purposes relates to the capitalization of foreign currency exchange gains and losses for MFRS purposes, while for US GAAP purposes only interest costs is capitalized.   Accordingly, a reconciling item for the capitalization of interest is included in the US GAAP reconciliation of consolidated net income and equity. As the amounts are capitalized to inventory and then ultimately released to cost of sales as the inventory is sold, resulting in an impact in the gross profit margin percentage between US GAAP and MFRS.

j)                            Business acquisition

Under MFRS, business acquisitions are recorded using the purchase method. If the net assets acquired at fair value are greater than the purchase price, the acquired assets are adjusted to their relative fair value purchase price in accordance to the order established in MFRS B-7, allocating the fair value adjustment to the non-monetary assets.

Under US GAAP, if net assets acquired at fair value are greater than the purchase price (“negative goodwill”), a gain from bargain purchase is recorded in the consolidated statement of income on the acquisition date.

k)                   Concession Arrangements

The Company accounts for its Morelos Correctional Facility Contract as a concession arrangement in accordance with MFRS Interpretation 17 (Service Contract Awards).  As described in Note 3b, MFRS construction revenues are being accounted for using the percentage of completion method.  For USGAAP, the Morelos Correctional Facility Contract is considered to be the construction of the facilities on Company land, with its subsequent lease with residual ownership transfer at completion.  During the construction phase, construction costs are capitalized to the extent recoverable, including capitalized construction interest.  Accordingly, the 2011 MFRS revenues of Ps. 129,672 and expenses of Ps. 98,141 are being reversed for US GAAP purposes.

The Company’s equity method investee (Makobil) is also a party to a concession arrangement for the construction of a prison.  Similar differences between MFRS and US GAAP exist for that arrangement.  Because this prison construction represents the substantial majority of Makobil’s operating results to date, the equity in earnings from Makobil of Ps. 18,979 per Note 22, are also being reversed for US GAAP purposes in 2011.

29.       Reconciliation of MFRS net income and equity to US GAAP net income and equity and the presentation of condensed consolidated financial statements in accordance with US GAAP.

a.                           Reconciliation of Consolidated Net Income for the Year

	2011		2010		2009
Consolidated net income according to MFRS	Ps.	1,313,942	Ps.	1,579,942	Ps.	1,581,393

US GAAP adjustments:
Revenues (Note 28a)	21,029		14,981		181,205
Costs (Note 28a)	(15,883)		(11,626)		(112,666)
Revenues from concession arrangements (Note 28k)	(129,672)		—		—
Costs from concession arrangements (Note 28k)	98,141		—		—
Equity method earnings from concession arrangements (Note 28k)	(18,979)		—		—
Labor obligations (Note 28g)	2,587		19,630		(6,692)
Capitalization of financing costs (Note 28i)	(493,096)		196,601		26,544
Deferral of unsecured homebuyers’ receivables (Note 28a)	14,434		(31,372)		(37,712)
Deferral of future involvement	2,838		(1,129)		(365)
Prepaid sales commissions	(1,537)		33,529		(16,640)
Ineffective financial derivative instruments (Note 28h)	33,679		(30,354)		—
Fair value adjustment to financial derivative instruments (Note 28h)	(31,900)		81,401		(72,286)
Bargain gain (negative goodwill) on business acquisition (Note 28j and Note 4)	—		374,081		—
Total US GAAP adjustments before tax effects	(518,359)		645,742		(38,612)
Tax effects on US GAAP adjustments	146,533		(180,068)		(42,775)
Total US GAAP adjustments	(371,826)		465,674		(81,387)

Consolidated net income according to US GAAP	Ps.	942,116	Ps.	2,045,616	Ps.	1,500,006

b.                           Reconciliation of Consolidated Equity

	2011		2010		2009
Consolidated equity according to MFRS	Ps.	13,687,478	Ps.	12,320,511	Ps.	10,905,812
US GAAP adjustments:
Revenues (Note 28a)	(50,056)		(71,085)		(86,066)
Costs (Note 28a)	38,934		54,817		66,443
Revenues from concession arrangements (Note 28k)	(129,672)		—		—
Costs from concession arrangements (Note 28k)	98,141		—		—
Equity method investment (Note 28k)	(18,979)		—		—
Backlog (goodwill) (Note 28f)	(237,001)		(237,001)		(237,001)
Labor obligations (Note 28g)	(995)		(4,646)		(23,442)
Prepaid sales commissions	821		2,358		(31,171)
Deferral of unsecured homebuyers’ receivables of the year (Note 28a)	(126,266)		(140,700)		(109,328)
Deferral of future involvement	(582)		(3,420)		(2,291)
Acquisition of non controlling interest (Note 28c)	79,438		79,438		79,438
Bargain gain (negative goodwill) on business acquisition (Note 28j and Note 4)	374,081		374,081		—
Ineffective financial derivative instruments (Note 28h)	3,325		(30,354)		—
Fair value adjustment to financial derivative instruments (Note 28h)	(22,785)		9,115		(72,286)
Capitalization of financing costs (Note 28i)	(622,006)		(128,910)		(325,511)
Goodwill, net (Note 28f)	86,754		86,754		86,754
Total US GAAP adjustments before tax effects	(526,848)		(9,553)		(654,461)
Tax effects on US GAAP adjustments	145,776		(6,747)		173,312
Total US GAAP adjustments	(381,072)		(16,300)		(481,149)

Equity according to US GAAP	Ps.	13,306,406	Ps.	12,304,211	Ps.	10,424,663

c.                           Reconciliation of Consolidated Comprehensive Income

	2011		2010		2009
Consolidated net income according to MFRS	Ps.	1,313,942	Ps.	1,579,942	Ps.	1,581,393

Foreign currency translation adjustment	(289,744)		72,078		(42,401)

Fair value of financial derivative instruments, net of deferred income tax	346,410		(242,837)		(87,872)
Comprehensive income according to MFRS	1,370,608		1,409,183		1,451,120

Labor obligations	617		(825)		14,839

Net US GAAP adjustments:
Net income	(371,826)		465,674		(81,387)

Comprehensive income according to US GAAP	Ps.	999,399	Ps.	1,874,032	Ps.	1,384,572

d.                           Condensed Consolidated Balance Sheets according to US GAAP

	2011		2010
Assets
Current assets	Ps.	25,148,134	Ps.	23,496,997
Land held for future development and construction-in-process	12,859,328		10,591,499
Property and equipment	1,160,215		1,376,650
Goodwill	650,344		650,344
Other non-current assets	1,898,582		1,313,288

Total assets	Ps.	41,716,603	Ps.	37,428,778

Liabilities and equity
Current liabilities	Ps.	15,881,987	Ps.	12,875,279
Long-term liabilities	12,528,210		12,249,288
Equity	13,306,406		12,304,211

Total liabilities and equity	Ps.	41,716,603	Ps.	37,428,778

Inflationary accounting was discontinued in Mexico as of December 31, 2007. As previously discussed, during 2010 it came to management attention that for the 2006 and 2007 periods, certain misstatements related to inflation adjustments were included. The Company made some adjustments that were reflected on current assets, current liabilities, long-term liabilities and equity balances as of December 31, 2009.

e.                           Condensed Consolidated Statements of Operations according to US GAAP

	2011		2010		2009
Revenues	Ps.	21,760,926	Ps.	19,628,540	Ps.	17,615,888
Costs	15,884,983		13,754,383		12,658,080
Gross profit	5,875,943		5,874,157		4,957,808
Income from operations	3,070,596		2,955,455		2,527,445
Income before income taxes	1,661,523		3,132,676		2,534,550
Income taxes	719,407		1,087,060		1,034,544
Consolidated net income according to US GAAP	Ps.	942,116	Ps.	2,045,616	Ps.	1,500,006
Less: income attributable to the non-controlling interests	9,528		68,179		(11,351)
Net income attributable to the controlling interests	Ps.	932,588	Ps.	1,977,437	Ps.	1,511,357
Consolidated net income according to US GAAP	Ps.	942,116	Ps.	2,045,616	Ps.	1,500,006
Other comprehensive income (loss)	57,283		(171,584)		(115,434)
Consolidated comprehensive income	999,399		1,874,032		1,384,572
Less: comprehensive income attributable to the non-controlling interest	9,528		68,179		(11,350)
Comprehensive income attributable to the controlling interest	Ps.	989,871	Ps.	1,805,853	Ps.	1,395,922
Weighted average shares outstanding (in thousands)	334,700		334,748		334,830
Earnings per share of controlling interest according to US GAAP (basic and diluted)	Ps.	2.79	Ps.	5.91	Ps.	4.51

f.                             Condensed statements of cash flows according to US GAAP

The following cash flow statements were prepared in accordance with ASC230 provided by operating, financing and investing activities, giving effect to the US GAAP adjustments, excluding the effect of inflation required by Bulletin B-10. The following information is presented in thousands of historical pesos and is not presented in pesos of constant purchasing power:

	2011		2010		2009
Operating activities:
Consolidated net income	Ps.	942,116	Ps.	2,045,616	Ps.	1,500,006
Non-cash items:
Depreciation and amortization	432,237		465,614		483,409
Deferred income tax and statutory profit-sharing	563,407		529,665		781,178
Share-based payment transactions	—		—		10,638
Exchange loss (gain)	779,109		(170,830)		(184,346)
Change in valuation effects of derivative instruments	(67,616)		70,008		66,451
Changes in operating assets and liabilities	(3,025,887)		(5,327,813)		(3,023,369)
Net cash flows (used in) provided by operating activities	(376,634)		(2,387,740)		(366,033)

Investing activities:
Investments in:
Investment in associate	(18,000)		—		—

Proceeds from sale of propety and equipement	9,436		81,192		30,625
Note receivable from related parties	(174,073)		—		—
Acquisition of property and equipment	(38,547)		(279,644)		(89,352)
Business acquisition	—		(290,478)		—
Net cash flows from investing activities	(221,184)		(488,930)		(58,727)

Financing activities:
Short-term borrowings (payments), net	1,825,028		743,662		(1,672,256)
Proceeds from long-term borrowings	1,406,532		2,477,964		4,168,004
Repayments of long-term borrowings	(2,077,443)		(164,854)		(84,468)
Shares—based options exercised	2,796		5,516		—
Shares repurchased for employee stock option plan	(6,437)		—		(4,586)
Net cash flows from financing activities	1,150,476		3,062,288		2,406,694

Net increase in cash and cash equivalents	552,658		185,618		1,981,934
Cash and cash equivalents at the beginning of the year	3,307,692		3,122,074		1,140,140
Cash and cash equivalents at the end of the year	Ps.	3,860,350	Ps.	3,307,692	Ps.	3,122,074

Supplemental cash flow information:
Interest paid	Ps.	1,734,417	Ps.	1,265,649	Ps.	874,911
Income tax paid (recovered), net	Ps.	186,221	Ps.	33,658	Ps.	(43,272)
Termination payments for derivative contracts	Ps.	24,863	Ps.	—	Ps.	123,271
Non-cash financing activities:
Capital lease obligation incurred	Ps.	109,290	Ps.	49,667	Ps.	47,035

g.                          Consolidated Statements of Changes in Equity according to US GAAP

	Common Stock		Additional paid-in capital		Treasury stock (Note 16)		Retained earnings		Other comprehensive income		Equity of non- controlling interest		Equity		Comprehensive income of the year
Balances as of December 31, 2008	Ps.	528,011	Ps.	3,280,222	Ps.	(99,342)	Ps.	5,207,997	Ps.	7,094	Ps.	110,057	Ps.	9,034,039	Ps.	657,845
Shares repurchased for stock option plan					(4,586)								(4,586)
Share-based compensation transactions			10,638										10,638
Changes in fair value of financial derivative instruments									(87,872)				(87,872)		(87,872)
Labor obligations									14,838				14,838		14,838
Foreign currency translation adjustment									(42,401)				(42,401)		(42,401)
Net income							1,511,357				(11,350)		1,500,006		1,500,006
Balances as of December 31, 2009	528,011		3,290,860		(103,928)		6,719,354		(108,341)		98,707		10,424,663		1,384,572
Share based-payments exercised					5,516								5,516
Changes in fair value of financial derivative instruments									(242,837)				(242,837)		(242,837)
Labor obligations									(825)				(825)		(825)
Foreign currency translation adjustment									72,078				72,078		72,078
Net income							1,977,437				68,179		2,045,616		2,045,616
Balances as of December 31, 2010	Ps.	528,011	Ps.	3,290,860	Ps.	(98,412)	Ps.	8,696,791	Ps.	(279,925)	Ps.	166,886	Ps.	12,304,211	Ps.	1,874,032

Share based-payments exercised					2,796								2,796
Changes in fair value of financial derivative instruments									346,410				346,410		346,410
Labor obligations									617				617		617
Foreign currency translation adjustment									(289,744)				(289,744)		(289,744)
Net income							932,588				9,528		942,116		942,116
Balances as of December 31, 2011	Ps.	528,011	Ps.	3,290,860	Ps.	(95,616)	Ps.	9,629,379	Ps.	(222,642)	Ps.	176,414	Ps.	13,306,406	Ps.	999,399

30.  Additional US GAAP disclosure information

a) Accounting for uncertainty in income taxes

The Company adopted the provisions of ASC740 (formerly FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” (FIN48) as of January 1, 2007).

The Company policy is  to remove some or all of the tax benefit of any of tax positions at the time it determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

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

b) Recent accounting pronouncements

U.S. GAAP

The most relevant US GAAP standards that came into force in each of the three years ended December 31, 2011 are described below:

In 2011 and 2010:

No significant US GAAP standards were initially adopted in 2011 and 2010.

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

31.                               Valuation and qualifying accounts for the years ended December 31, 2011, 2010 and 2009

Description	Beginning balance allowancel		Additions charged to expenses		Writte-off		Ending balance allowance

Allowance for doubtful accounts
2011	Ps.	78,852	Ps.	34,406	Ps.	(1,901)	Ps.	111,357
2010	57,279		25,430		(3,857)		78,852
2009	48,184		26,968		(17,873)		57,279

Allowance for doubtful accounts sundry debtors included within other current assets
2011	Ps.	6,597	Ps.	2,390	Ps.	—	Ps.	8,987
2010	29,197		—		(22,600)		6,597
2009	5,643		25,445		(1,891)		29,197

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

Desarrolladora Homex, S.A. B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	13,229	Ps.	3,748,340	Ps.	—	Ps.	3,761,569	Ps.	98.781	Ps.		Ps.	3,860,350
Restricted cash	—								132,303				132,303
Trade accounts receivable, net	72		1,582,645				1,582,717		410,306				1,993,023
Due from affiliates	15,802,558		25,728,371		(30,371,694)		11,159,235		15,636,052		(26,621,214)		174,073
Inventories			16,319,364				16,319,364		2,093,222				18,412,586
Prepaid expenses and other current assets, net	6,573		782,180				788,753		211,594				1,000,347
Total current assets	15,822,432		48,160,900		(30,371,694)		33,611,638		18,582,258		(26,621,214)		25,572,682
Land held for future development and construction-in-process			12,510,935				12,510,935		348,393				12,859,328
Property and equipment, net			272,668				272,668		513,469				786,137
Investment in shares	17,658,284		52,192		(18,620,511)		(910,035)		(1,037,620)		1,984,634		36,979
Other assets, net	218,625		29,524				248,149		269,694				517,843
Goodwill	731,861						731,861						731,861
Deferred income taxes	327,759		272,858				600,617		266,854				867,471
Total	Ps.	34,758,961	Ps.	61,299,077	Ps.	(48,992,205)	Ps.	47,065,833	Ps.	18,943,048	Ps.	(24,636,580)	Ps.	41,372,301

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	889,934	Ps.	654,995	Ps.	—	Ps.	1,544,929	Ps.	2,117,428	Ps.	—	Ps.	3,662,357
Current portion of long-term capital leases			144,949				144,949		43,988				188,937
Trade accounts payable	22,147		1,860,813				1,882,960		1,192,449				3,075,409
Land suppliers			1,109,992				1,109,992		62,301				1,172,293
Advances from customers			246,559				246,559		423,292				669,851
Taxes other than income taxes	101,084		187,818				288,902		767,704				1,056,606
Due to related parties	11,178,195		30,895,105		(30,371,694)		11,701,606		14,916,448		(26,618,054)
Income taxes			7,509				7,509		84,077				91,586
Employee statutory profit-sharing			67,230				67,230		190				67,420
Provision for uncertain tax positions			1,568,495				1,568,495		31,147				1,599,642
Total current liabilities	12,191,360		36,743,465		(30,371,694)		18,563,131		19,639,024		(26,618,054)		11,584,101
Long-term debt	9,067,350		933,838				10,001,188		1,356,721				11,357,909
Long-term capital leases			74,896				74,896		80,037				154,933
Financial derivative instruments	12,226						12,226						12,226
Long-term land suppliers
Employee benefits obligations			56,065		478		56,543		17,572				74,115
Deferred income taxes			4,403,521				4,403,521		98,018				4,501,539
Total liabilities	21,270,936		42,211,785		(30,371,216)		33,111,505		21,191,372		(26,618,054)		27,684,823
Equity:
Common stock	528,011		5,325,597		(5,325,597)		528,011		3,739,458		(3,739,458)		528,011
Additional paid-in capital	3,290,861						3,290,861						3,290,861
Treasure stock, at cost	(102,053)						(102,053)						(102,053)
Retained earnings	9,962,265		13,761,695		(13,295,392)		10,428,568		(5,987,782)		5,521,479		9,962,265
Financial derivative instruments, net of deferred taxes	15,701						15,701						15,701
Other equity accounts	(206,760)						(206,760)						(206,760)
Equity of controlling interest	13,488,025		19,087,292		(18,620,989)		13,954,328		(2,248,324)		1,782,021		13,488,025
Non-controlling interest in consolidated subsidiaries											199,453		199,453
Total equity	13,488,025		19,087,292		(18,620,989)		13,954,328		(2,248,324)		1,981,474		13,687,478
Total liabilities and equity	Ps.	34,758,961	Ps.	61,299,077	Ps.	(48,992,205)	Ps.	47,065,833	Ps.	18,943,048	Ps.	(24,636,581)	Ps.	41,372,301

Desarrolladora Homex, S.A. B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	3,070	Ps.	3,236,515	Ps.	—	Ps.	3,239,585	Ps.	68,107	Ps.		Ps.	3,307,692
Restricted cash	—								127,530				127,530
Trade accounts receivable, net			1,891,681				1,891,681		83,522				1,975,203
Due from affiliates	13,386,690		24,084,841		(27,500,024)		9,971,507		11,250,946		(21,222,453)
Inventories	18,417		15,957,698				15,976,115		1,181,812		(36,070)		17,121,857
Prepaid expenses and other current assets, net	15,840		312,298				328,138		414,053				742,191
Total current assets	13,424,017		45,483,033		(27,500,024)		31,407,026		13,125,970		(21,258,523)		23,274,473
Land held for future development and construction-in-process			10,142,310				10,142,310		449,189				10,591,499
Property and equipment, net			532,863				532,863		469,709				1,002,572
Investment in shares	15,329,604		223,404		(15,474,127)		78,881		(895,470)		816,589
Other assets, net	160,057		29,295				189,352		72,459				261,811
Goodwill	731,861						731,861						731,861
Deferred income taxes	119,416		553,298				672,714		106,554				779,268
Total	Ps.	29,764,955	Ps.	56,964,203	Ps.	(42,974,151)	Ps.	43,755,007	Ps.	13,328,411	Ps.	(20,441,934)	Ps.	36,641,484

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	180,740	Ps.	824,967	Ps.	—	Ps.	1,005,707	Ps.	722,806	Ps.	—	Ps.	1,728,513
Current portion of capital leases			143,765				143,765		25,839				169,604
Trade accounts payable	16,838		2,938,721				2,955,559		455,020				3,410,579
Land suppliers			636,322				636,322		141,819				778,141
Advances from customers			327,049				327,049		297,595				624,644
Taxes other than income taxes	159,145		173,195				332,340		421,924				754,264
Due to related parties	8,492,240		29,138,914		(27,500,024)		10,131,130		11,087,280		(21,218,410)
Income taxes	8,396		31,946				40,342		(2,811)				37,531
Employee statutory profit-sharing			1,350				1,350		190				1,540
Provision for uncertain tax positions			756,235				756,235		19,711				775,946
Total current liabilities	8,857,359		34,972,464		(27,500,024)		16,329,799		13,169,373		(21,218,410)		8,280,762
Long-term debt	8,268,850		1,962.613				10,231,463		556,138				10,787,601
Long-term capital leases			199,875				199,875		35,555				235,430
Financial derivative instruments	508,160						508,160						508,160
Long-term land suppliers			41,441				41,441						41,441
Employee benefits obligations			77,643		880		78,523		11,955				90,478
Deferred income taxes			4,259,557				4,259,557		117,544				4,377,101
Total liabilities	17,634,369		41,513,593		(27,499,144)		31,648,818		13,890,565		(21,218,410)		24,320,973
Equity:
Common stock	528,011		5,325,597		(5,325,597)		528,011		2,375,125		(2,375,125)		528,011
Additional paid-in capital	3,290,861						3,290,861		(16,145)		16,145		3,290,861
Treasury stock, at cost	(98,412)						(98,412)						(98,412)
Retained earnings	8,657,851		10,125,013		(10,149,410)		8,633,454		(2,921,134)		2,945,531		8,657,851
Financial derivative instruments, net of deferred taxes	(330,709)						(330,709)						(330,709)
Other equity accounts	82,984						82,984						82,984
Equity of controlling interest	12,130,586		15,450,610		(15,475,007)		12,106,189		(562,154)		586,551		12,130,586
Non-controlling interest in consolidated subsidiaries											189,925		189,925
Total equity	12,130,586		15,450,610		(15,475,007)		12,106,189		(562,154)		776,476		12,320,511
Total liabilities and equity	Ps.	29,764,955	Ps.	56,964,203	Ps.	(42,974,151)	Ps.	43,755,007	Ps.	13,328,411	Ps.	(20,441,934)	Ps.	36,641,484

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.		Ps.	35,129,242	Ps.	(14,460,600)	Ps.	20,668,642	Ps.	3,375,656	Ps.	(2,191,019)	Ps.	21,853,279
Cost of sales			26,905,236		(12,829,529)		14,075,707		2,425,812		(335,767)		16,165,752
Gross profit			8,224,006		(1,631,071)		6,592,935		949,844		(1,855,252)		5,687,527
Operating expenses	76,817		3,429,536		(1,209,818)		2,296,535		1,316,106		(844,667)		2,767,974
Income (loss) from operations	(76,817)		4,794,470		(421,253)		4,296,400		(366,263)		(1,010,585)		2,919,553
Other (expenses) income, net	(45,225)		(278,271)				(323,496)		(21,371)				(344,867)
Net comprehensive financing cost:
Interest expense	718,849		1,360,089		(1,974,215)		104,723		925,799		(639,904)		390,618
Interest income	(964,787)		(1,089,833)		1,974,215		(80,405)		(753,508)		639,904		(194,009)
Exchange loss(gain)	251,892		213,169				465,061		(199,250)				265,811
Valuation effects of financial derivative instruments, net	(63,973)						(63,973)		(3,643)				(67,616)
	(58,019)		483,425				425,406		(30,602)				394,804
Income (loss) before income taxes	(64,023)		4,032,774		(421,253)		3,547,498		(357,032)		(1,010,585)		2,179,882
Income taxes (benefit) expense	(295,954)		1,211,284				915,330		(49,390)				865,940

Equity in income of associated companies	1,072,483		287		(1,072,770)
Consolidated net income	Ps.	1,304,414	Ps.	2,821,777	Ps.	(1,494,023)	Ps.	2,632,168	Ps.	(307,643)	Ps.	(1,010,585)	Ps.	1,313,942
Net income (loss) of controlling interest	1,304,414		2,821,777		(1,494,023)		2,632,168		(307,643)		(1,020,113)		1,304,414
Net (loss) income of non-controlling interest											9,528		9,528
Consolidated net income	Ps.	1,304,414	Ps.	2,821,777	Ps.	(1,494,023)	Ps.	2,632,168	Ps.	(307,643)	Ps.	(1,010,585)	Ps.	1,313,942

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.		Ps.	32,891,424	Ps.	(13,640,630)	Ps.	19,250,794	Ps.	2,831,898	Ps.	(2,430,383)	Ps.	19,652,309
Cost of sales			26,555,668		(13,280,553)		13,275,115		914,559		(462,190)		13,727,484
Gross profit			6,335,756		(360,077)		5,975,679		1,917,339		(1,968,193)		5,924,825
Operating expenses	108,602		2,956,833		(359,197)		2,706,238		2,206,249		(1,932,108)		2,980,379
Income from operations	(108,602)		3,378,923		(880)		3,269,441		(288,910)		(36,085)		2,944,446
Other (expenses) income, net	(7,325)		(64,337)				(71,662)		(71,103)				(142,765)
Net comprehensive financing cost:
Interest expense	1,309,617		246,410		(1,080,005)		476,022		475,771		(611,678)		340,115
Interest income	(825,320)		(647,953)		1,080,005		(393,268)		(381,297)		611,678		(162,887)
Exchange (gain) loss	(309,250)		334,598				25,348		72,512				97,860
Valuation effects of financial derivative instruments, net	39,654						39,654						39,654
	214,701		(66,945)				147,756		166,986				314,742
Income before income taxes	(330,628)		3,381,531		(880)		3,050,023		(526,999)		(36,085)		2,486,939
Income taxes (benefit) expense	(75,426)		928,212				852,786		53,744		467		906,997

Equity in income of associated companies	1,766,965		1,983		(1,768,948)
Consolidated net income	Ps.	1,511,763	Ps.	2,455,302	Ps.	(1,769,828)	Ps.	2,197,237	Ps.	(580,743)	Ps.	(36,552)	Ps.	1,579,942
Net income (loss) of controlling interest	1,511,763		2,455,302		(1,769,828)		2,197,237		(580,743)		(104,731)		1,511,763
Net (loss) income of non-controlling interest											68,179		68,179
Consolidated net income	Ps.	1,511,763	Ps.	2,455,302	Ps.	(1,769,828)	Ps.	2,197,237	Ps.	(580,743)	Ps.	(36,552)	Ps.	1,579,942

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	185,533	Ps.	27,225,467	Ps.	(10,534,341)	Ps.	16,876,659	Ps.	2,422,910	Ps.	(1,823,080)	Ps.	17,476,489
Cost of sales			21,365,150		(9,601,808)		11,763,342		522,614		(120)		12,285,836
Gross profit	185,533		5,860,317		(932,533)		5,113,317		1,900,296		(1,822,960)		5,190,653
Operating expenses	162,876		2,280,626		(182,555)		2,260,947		2,033,683		(1,822,950)		2,471,680
Income from operations	22,657		3,579,691		(749,978)		2,852,370		(133,387)		(10)		2,718,973
Other income (expenses), net	2,439		16,501		(98)		18,842		(13,522)				5,320
Net comprehensive financing cost:
Interest expense	756,754		611,905		(1,004,678)		363,981		324,813		(363,084)		325,710
Interest income	(570,557)		(660,381)		1,004,678		(226,260)		(320,964)		363,084		(184,140)
Exchange (gain) loss	(429,273)		312,865				(116,408)		56,898				(59,510)
Valuation effects of financial derivative instruments, net	66,451						66,451						66,451
	(176,625)		264,389				87,764		60,747				148,511
Income before income taxes	201,721		3,331,803		(750,076)		2,783,448		(207,656)		(10)		2,575,782
Income taxes expense (benefit)	61,497		939,866				1,001,363		20,908		(27,882)		994,389

Equity in income of associated companies	1,425,645		(46,507)		(1,379,138)
Consolidated net income	Ps.	1,565,869	Ps.	2,345,430	Ps.	(2,129,214)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393
Net income (loss) of controlling interest	1,565,869		2,345,430		(2,129,214)		1,782,085		(228,564)		12,348		1,565,869
Net (loss) income of non-controlling interest											15,524		15,524
Consolidated net income	Ps.	1,565,869	Ps.	2,345,430	Ps.	(2,129,214)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	(64,023)	Ps.	4,032,774	Ps.	(421,253)	Ps.	3,547,498	Ps.	(357,032)	Ps.	(1,010,585)	Ps.	2,179,882
Items related to investing activities:
Depreciation and amortization	22,919		317,232				340,151		92,086				432,237
Loss (gain) on sale of property and equipment			2,502				2,502		(332)				2,170
Equity earnings in associate	(18,979)						(18,979)						(18,979)
Interest income	(964,787)		(1,089,833)		1,974,215		(80,405)		(753,508)		639,904		(194,009)
Items related to financing activities:
Interest expense	1,520,036		1,529,408		(1,974,215)		1,075,229		1,300,314		(639,904)		1,735,639
Valuation effects of financial derivative instruments	(63,973)						(63,973)		(3,643)				(67,616)
Exchange loss	399,250						399,250		379,858				779,108
	830,444		4,792,083		(421,253)		5,201,274		657,743		(1,010,585)		4,848,432
Decrease in trade accounts receivable			308,964				308,964		(326,784)				(17,820)
Decrease (increase) in inventories and land held for future developments	18,417		(2,730,291)				(2,711,874)		(810,614)		(36,070)		(3,558,558)
(Increase) in prepaid expenses and other assets	(49,230)		(456,299)				(505,529)		5,224				(500,304)
Interest income collected	345		80,060				80,405		113,604				194,009
Increase (Decrease) in trade accounts payable	5,309		(1,077,906)				(1,072,597)		737,427				(335,170)
Increase (decrease) from/to affiliates			112,660				112,660		(556,820)		444,160
Increase in accounts payable to land suppliers			432,229				432,229		(79,518)				352,711
(Decrease) increase in other liabilities	(66,456)		787,836				721,380		(112,392)				608,988
(Decrease) in employee benefits obligations			(21,578)		(402)		(21,980)		5,617				(16,363)
Termination payments for financial derivative contracts	(24,863)						(24,863)						(24,863)
Income tax paid			(116,584)				(116,584)		(69,637)				(186,221)
Net cash flows from operating activities	713,966		2,111,174		(421,655)		2,403,485		(436,150)		(602,495)		1,364,841

Cash flows generated by (used in) investing activities
Increase in the investment in associate	(18,000)						(18,000)						(18,000)
Increase in notes receivable from related parties	(174,073)						(174,073)						(174,073)
Acquisition of property and equipment			(9,957)				(9,957)		(28,590)				(38,547)
Proceeds from sale of property and equipment			8,320				8,320		1,116				9,436
Net cash flows from investing activities	(192,073)		(1,637)				(193,710)		(27,474)				(221,184)

Cash flows generated by (used in) financing activities
Proceeds from new borrowings	30,999,340		7,098,657				38,097,997		5,634,644				43,732,641
Payments of notes payable	(30,299,765)		(8,420,552)				(38,720,317)		(3,858,207)				(42,578,524)
Net proceeds from affiliates	(1,361,123)		(993,914)		1,095,892		(1,259,145)		(1,375,596)		2,634,741		—
Interest income	964,442		1,009,773		(674,237)		1,299,978		732,269		(2,032,247)		—
Interest paid	(810,987)		(291,676)				(1,102,663)		(631,754)				(1,734,417)
Shares repurchased	(6,437)						(6,437)						(6,437)
Share-based payments exercised	2,796						2,796						2,796
Net cash flows from financing activities	(511,734)		(1,597,712)		421,655		(1,687,791)		501,356		602,495		(583,941)
Net decrease of cash and cash equivalents	10,159		511,825				521,984		37,732				559,716
Adjustment to cash flows due to exchange rate fluctuation									(2,285)				(2,285)
Cash, cash equivalents and restricted cash at the beginning of the year	3,070		3,236,515				3,239,585		195,637				3,435,222
Cash, cash equivalents and restricted cash at the end of the year	Ps.	13,229	Ps.	3,748,340	Ps.		Ps.	3,761,569	Ps.	231,084	Ps.		Ps.	3,992,653

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	(330,628)	Ps.	3,381,531	Ps.	(880)	Ps.	3,050,023	Ps.	(526,999)	Ps.	(36,085)	Ps.	2,486,939
Items related to investing activities:
Depreciation and amortization	67,456		341,138				408,594		57,020				465,614
Gain on sale of property and equipment			(3,631)				(3,631)		(615)				(4,246)
Interest income	(825,320)		(647,953)		1,080,005		(393,268)		(381,297)		611,678		(162,887)
Items related to financing activities:
Interest expense	1,291,363		1,145,564		(1,080,005)		1,356,922		545,659		(611,678)		1,290,903
Valuation effects of financial derivative instruments	39,654						39,654						39,654
Exchange gain	(165,500)						(165,500)		(5,330)				(170,830)
	77,025		4,216,649		(880)		4,292,794		(311,562)		(36,085)		3,945,147
Increase in trade accounts receivable			(1,397,106)				(1,397,106)		(58,623)				(1,455,729)
Increase in inventories and land held for future developments	(18,417)		(3,895,020)				(3,913,437)		(184,138)		36,071		(4,061,504)
(Increase) decrease in prepaid expenses and other assets	(35,943)		361,347				325,404		221,129				546,533
Interest income collected	434		50,164				50,598		112,289				162,887
Increase (decrease) in trade accounts payable	2,453		1,034,538				1,036,991		173,507				1,210,498
Increase/Decrease from/to affiliates			4,491,370				4,491,370		(3,698,349)		(793,021)
Decrease in accounts payable to land suppliers			(670,131)				(670,131)		76,828				(593,303)
Increase in other liabilities	(75,340)		132,337				56,997		(870,371)				(813,374)
Increase in employee benefits obligations			36,007		880		36,887		(31,495)		(13,101)		(7,709)
Income tax paid									(33,658)				(33,658)
Net cash flows from operating activities	(49,788)		4,360,155				4,310,367		(4,604,443)		(806,136)		(1,100,212)

Cash flows generated by (used in) investing activities
Business acquisition	(290,478)						(290,478)						(290,478)
Acquisition of property and equipment			(198,518)				(198,518)		(81,126)				(279,644)
Proceeds from sale of property and equipment			81,192				81,192						81,192
Net cash flows from investing activities	(290,478)		(117,326)				(407,804)		(81,126)				(488,930)

Cash flows generated by (used in) financing activities
Proceeds from new borrowings	13,195,852		6,526,353				19,722,205		1,247,355				20,969,560
Payments of notes payable	(13,096,493)		(4,623,693)				(17,720,186)		(192,602)				(17,912,788)
Net proceeds from affiliates	(92,802)		(6,162,997)		1,080,005		(5,175,794)		3,757,980		1,417,814
Interest income	824,886		597,789		(1,080,005)		342,670		269,008		(611,678)
Interest paid	(501,724)		(330,172)				(831,896)		(433,753)				(1,265,649)
Shares repurchased	5,516						5,516						5,516
Net cash flows from financing activities	335,235		(3,992,720)				(3,657,485)		4,647,988		806,136		1,796,639
Net increase (decrease) of cash and cash equivalents	(5,031)		250,109				245,078		(37,581)				207,497
Adjustment to cash flows due to exchange rate fluctuation									(23,691)				(23,691)
Cash, cash equivalents and restricted cash at the beginning of the year	8,101		2,986,406				2,994,507		256,909				3,251,416
Cash, cash equivalents and restricted cash at the end of the year	Ps.	3,070	Ps.	3,236,515	Ps.		Ps.	3,239,585	Ps.	195,637	Ps.		Ps.	3,435,222

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Cash flows generated by (used in) operating activities
Income before income tax	Ps.	201,721	Ps.	3,331,803	Ps.	(750,076)	Ps.	2,783,448	Ps.	(207,656)	Ps.	(10)	Ps.	2,575,782
Items related to investing activities:
Depreciation and amortization	112,007		300,472				412,479		70,930				483,409
Loss on sale of property and equipment			3,179				3,179		23,527				26,706
Interest income	(570,557)		(660,381)		1,187,472		(43,466)		(320,964)		180,290		(184,140)
Gain on sale of other investment									(11,676)				(11,676)
Items related to financing activities:
Interest expense	752,458		643,068		(627,333)		768,193		304,930		(186,974)		886,149
Share-based payment transactions	10,638						10,638						10,638
Valuation effects of financial derivative instruments	66,451						66,451						66,451
Deferred profit-sharing			24,646				24,646		1,960				26,606
Exchange gain	(182,525)						(182,525)		(1,821)				(184,346)
	390,193		3,642,787		(189,937)		3,843,043		(140,770)		(6,694)		3,695,579
Increase in trade accounts receivable			713,907				713,907		42,105				756,012
Increase in inventories and land held for future developments	(1)		(1,944,005)				(1,944,006)		(30,022)				(1,974,028)
(Increase) decrease in prepaid expenses and other assets	(181,271)		(275,833)				(457,104)		138,269				(318,835)
Interest income collected	3,951		39,514				43,466		140,674				184,140
(Decrease) increase in trade accounts payable	(6,093)		(1,673,088)				(1,679,181)		13,430				(1,665,751)
Increase/decrease from/to affiliates	(185,533)		1,505,554		753,703		2,073,724		(2,093,665)		19,941
Decrease in accounts payable to land suppliers			(1,317,359)				(1,317,359)		(1,218)				(1,318,577)
Increase in other liabilities	138,548		774,719		(5,726)		907,541		339,008				1,246,549
Increase in employee benefits obligations			(2,551)				(2,551)		2,487		13,101		13,037
Payments of derivative instruments	(123,271)						(123,271)						(123,271)
Income tax recovered (paid)			59,675				59,675		(16,403)				43,272
Net cash flows from operating activities	36,523		1,523,320		558,040		2,117,884		(1,606,105)		26,348		538,127

Cash flows generated by (used in) investing activities
Acquisition of property and equipment			(62,924)				(62,924)		(26,428)				(89,352)
Proceeds from sale of property and equipment			28,396				28,396		2,229				30,625
Net cash flows from investing activities			(34,528)				(34,528)		(24,199)				(58,727)

Cash flows generated by (used in) financing activities
Proceeds and payments from affiliates
Proceeds from new borrowings	9,869,733		5,677,352				15,547,085		202,066				15,749,151
Payments of notes payable	(7,237,583)		(6,054,368)				(13,291,951)		(45,920)				(13,337,871)
Net proceeds from affiliates	(3,051,905)		833,374		629,432		(1,589,099)		1,441,841		147,258
Interest income	566,606		620,867		(1,187,473)				180,290		(180,290)
Interest paid	(171,122)		(589,506)				(760,628)		(120,967)		6,684		(874,911)
Shares repurchased	(4,586)						(4,586)						(4,586)
Net cash flows from financing activities	(28,857)		487,719		(558,040)		(99,179)		1,657,310		(26,348)		1,531,783
Net increase (decrease) of cash and cash equivalents	7,666		1,976,511				1,984,177		27,006				2,011,183
Adjustment to cash flows due to exchange rate fluctuation									(27,952)				(27,952)
Cash, cash equivalents and restricted cash at the beginning of the year	435		1,009,895				1,010,330		257,855				1,268,185
Cash, cash equivalents and restricted cash at the end of the year	Ps.	8,101	Ps.	2,986,406	Ps.		Ps.	2,994,507	Ps.	256,909	Ps.		Ps.	3,251,416

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,304,414	Ps.	2,821,777	Ps.	(1,494,023)	Ps.	2,632,169	Ps.	(307,642)	Ps.	(1,010,585)	Ps.	1,313,942
US GAAP adjustments:
Revenues			(5,278)				(5,278)		26,307				21,029
Costs			4,090				4,090		(19,973)				(15,883)
Revenues from concession arrangements									(129,672)				(129,672)
Costs from concession arrangements									98,141				98,141
Equity earnings from concessions arrangements	(18,979)						(18,979)		—				(18,979)
Capitalization of financing costs	(286,169)		(89,289)				(375,458)		(117,638)				(493,096)
Labor obligations			(1,463)				(1,463)		4,050				2,587
Deferral of unsecured homebuyers’ receivables			13,712				13,712		722				14,434
Deferral of future involvement			2,838				2,838						2,838
Fair value adjustment to financial derivative instruments	(31,893)						(31,893)		(7)				(31,900)
Prepaid sales commissions			386				386		(1,923)				(1,537)
Ineffective financial derivative instruments	33,679						33,679						33,679
Total US GAAP adjustments before tax effects	(303,362)		(75,004)				(378,366)		(139,993)				(518,359)
Tax effects on US GAAP adjustments	85,756		21,203				106,959		39,574				146,533
Total US GAAP adjustments	(217,606)		(53,801)				(271,407)		(100,419)				(371,826)
Net income according to US GAAP	Ps.	1,086,809	Ps.	2,767,976	Ps.	(1,494,023)	Ps.	2,360,762	Ps.	(408,061)	Ps.	(1,010,585)	Ps.	942,116

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	13,488,025	Ps.	19,087,292	Ps.	(18,620,989)	Ps.	13,954,329	Ps.	(2,248,324)	Ps.	1,981,473	Ps.	13,687,478
US GAAP adjustments:
Revenues			(5,278)				(5,278)		(44,778)				(50,056)
Costs			4,090				4,090		34,844				38,934
Revenues from concessions arrangements									(129,672)				(129,672)
Cost from concessions arrangements									98,141				98,141
Equity earnings from concessions arrangements	(18,979)						(18,979)						(18,979)
Backlog (goodwill)	(237,001)						(237,001)						(237,001)
Labor obligations			(5,033)				(5,033)		4,038				(995)
Prepaid sales commissions			386				386		435				821
Deferral of future involvement			(582)				(582)						(582)
Acquisition of non controlling interest			79,438				79,438						79,438
Fair value adjustment to financial derivative instruments	(22,778)						(22,778)		(7)				(22,785)
Bargain gain (negative goodwill) on business acquisition	374,081						374,081						374,081
Ineffective financial derivative instruments	3,325						3,325						3,325
Capitalization of financing costs	(360,982)		(112,632)				(473,614)		(148,392)				(622,006)
Goodwill, net	86,754						86,754						86,754
Deferral of unsecured homebuyers’ receivables of the year			(126,266)				(126,266)						(126,266)
Total US GAAP adjustments before tax effects	(175,580)		(165,877)				(341,457)		(185,391)				(526,848)
Tax effects on US GAAP adjustments	48,584		45,897				94,481		51,295				145,776
Total U.S. GAAP adjustments	(126,996)		(119,980)				(246,976)		(134,096)				(381,072)
Equity according to US GAAP	Ps.	13,361,029	Ps.	18,967,312	Ps.	(18,620,989)	Ps.	13,707,353	Ps.	(2,382,420)	Ps.	1,981,473	Ps.	13,306,406

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,511,763	Ps.	2,455,302	Ps.	(1,769,828)	Ps.	2,197,237	Ps.	(580,743)	Ps.	(36,552)	Ps.	1,579,942
US GAAP adjustments:
Revenues									14,981				14,981
Costs									(11,626)				(11,626)
Capitalization of financing costs	149,298		37,650				186,948		9,653				196,601
Amortization of Backlog
Labor obligations			15,974				15,974		3,656				19,630
Deferral of unsecured homebuyers’ receivables			(29,627)				(29,627)		(1,745)				(31,372)
Deferral of future involvement			(1,129)				(1,129)						(1,129)
Ineffective financial derivative instruments	(30,354)						(30,354)						(30,354)
Fair value adjustment to financial derivatives instruments	81,401						81,401						81,401
Bargain gain (negative goodwill) on business acquisition	374,081						374,081						374,081
Prepaid sales commissions									33,529				33,529
Total US GAAP adjustments before tax effects	574,426		22,868				597,294		48,448				645,742
Tax effects on US GAAP adjustments	(160,181)		(6,377)				(166,558)		(13,510)				(180,068)
Total US GAAP adjustments	414,245		16,491				430,736		34,938				465,674
Net income according to US GAAP	Ps.	1,926,008	Ps.	2,471,793	Ps.	(1,769,828)	Ps.	2,627,973	Ps.	(545,805)	Ps.	(36,552)	Ps.	2,045,616

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	12,130,586	Ps.	15,450,610	Ps.	(15,475,007)	Ps.	12,106,189	Ps.	(562,154)	Ps.	776,476	Ps.	12,320,511
US GAAP adjustments:
Revenues									(71,085)				(71,085)
Costs									54,817				54,817
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(3,570)				(3,570)		(1,076)				(4,646)
Prepaid sales commissions									2,358				2,358
Deferral of future involvement			(3,420)				(3,420)						(3,420)
Acquisition of non controlling interest			79,438				79,438						79,438
Ineffective financial derivative instruments	(30,354)						(30,354)						(30,354)
Fair value adjustment to financial derivatives instruments	9,115						9,115						9,115
Gain on business acquisition	374,078						374,078						374,078
Capitalization of financing costs	(97,894)		(24,687)				(122,581)		(6,329)				(128,910)
Deferral of unsecured homebuyers’ receivables of the year			(140,700)				(140,700)						(140,700)
Total US GAAP adjustments before tax effects	104,698		(92,939)				11,759		(21,312)				(9,553)
Tax effects on US GAAP adjustments	73,884		(65,586)				8,298		(15,045)				(6,747)
Total U.S. GAAP adjustments	178,582		(158,525)				20,057		(36,357)				(16,300)
Equity according to US GAAP	Ps.	12,309,168	Ps.	15,292,085	Ps.	(15,475,007)	Ps.	12,126,246	Ps.	(598,511)	Ps.	776,476	Ps.	12,304,211

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Reconciliation of Mexican Financial Reporting Standards (MFRS) to

US GAAP

As of and for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income according to MFRS	Ps.	1,565,869	Ps.	2,345,430	Ps.	(2,129,214)	Ps.	1,782,085	Ps.	(228,564)	Ps.	27,872	Ps.	1,581,393
US GAAP adjustments:
Revenues			223,553				223,553		(42,348)				181,205
Costs			(177,823)				(177,823)		65,157				(112,666)
Capitalization of financing costs	98,177		(71,633)				26,544						26,544
Amortization of Backlog
Labor obligations			(4,407)				(4,407)		(2,285)				(6,692)
Deferral of unsecured homebuyers’ receivables			(35,772)				(35,772)		(1,940)				(37,712)
Deferral of future involvement			(365)				(365)						(365)
Fair value adjustment to financial derivative instruments	(72,286)						(72,286)						(72,286)
Prepaid sales commissions			(20,529)				(20,529)		3,889				(16,640)
Total US GAAP adjustments before tax effects	25,891		(86,976)				(61,085)		22,473				(38,612)
Tax effects on US GAAP adjustments	3,858		(57,135)				(53,277)		10,502				(42,775)
Total US GAAP adjustments	29,749		(144,111)				(114,362)		32,975				(81,387)
Net income according to US GAAP	Ps.	1,595,618	Ps.	2,201,319	Ps.	(2,129,214)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006

Consolidated equity according to MFRS U.S. GAAP adjustments	Ps.	10,784,066	Ps.	11,950,429	Ps.	(12,029,822)	Ps.	10,704,673	Ps.	839,971	Ps.	(638,832)	Ps.	10,905,812
US GAAP adjustments:
Revenues			(77,928)				(77,928)		(8,138)				(86,066)
Costs			60,404				60,404		6,039				66,443
Goodwill, net	86,754						86,754						86,754
Backlog	(237,001)						(237,001)						(237,001)
Labor obligations			(10,741)				(10,741)		(12,701)				(23,442)
Prepaid sales commissions			(28,225)				(28,225)		(2,946)				(31,171)
Deferral of future involvement			(2,291)				(2,291)						(2,291)
Acquisition of non controlling interest			79,438				79,438						79,438
Fair value adjustment to financial derivatives instruments	(72,286)						(72,286)						(72,286)
Capitalization of financing costs	(235,960)		(89,551)				(325,511)						(325,511)
Deferral of unsecured homebuyers’ receivables of the year			(101,848)				(101,848)		(7,480)				(109,328)

Total US GAAP adjustments before tax effects	(458,493)		(170,742)				(629,235)		(25,226)				(654,461)
Tax effects on US GAAP adjustments	5,101		151,043				156,144		17,168				173,312
Total U.S. GAAP adjustments	(453,392)		(19,699)				(473,091)		(8,058)				(481,149)
Equity according to US GAAP	Ps.	10,330,674	Ps.	11,930,730	Ps.	(12,029,822)	Ps.	10,231,582	Ps.	831,913	Ps.	(638,832)	Ps.	10,424,663

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,086,809	Ps.	2,767,976	Ps.	(1,494,023)	Ps.	2,360,762	Ps.	(408,061)	Ps.	(1,010,585)	Ps.	942,116
Non-cash items:
Depreciation and amortization	22,919		317,233				340,152		92,085				432,237
Equity income in subsidiaries	(1,493,398)		(625)		1,494,023				(1,010,585)		1,010,585
Deferred income tax and statutory profit-sharing	(403,883)		1,061,653				657,770		(94,363)				563,407
Exchange loss	756,368						756,368		22,741				779,109
Changes in valuation effects of financial derivative instruments	(63,973)						(63,973)		(3,643)				(67,616)
Changes in operating assets and liabilities	1,662,156		(2,493,948)		(1,095,892)		(1,927,676)		1,536,534		(2,634,745)		(3,025,887)

Net cash flows (used in) provided by operating activities	1,566,998		1,652,297		(1,095,892)		2,123,403		134,709		(2,634,745)		(376,634)

Investing activities:
Investments in:
Investment in associate	(18,000)						(18,000)						(18,000)
Proceeds from sale of property and equipament			9,436				9,436						9,436
Trade accounts receivable from related parties	(174,073)						(174,073)						(174,073)
Property and equipment			(9,957)				(9,957)		(28.590)				(38,547)
Net cash flows used in investing activities	(192,073)		(521)				(192,594)		(28,590)				(221,184)

Financing activities:

Net proceeds from affiliates	(1,361,125)		(993,914)		1,095,892		(1,259,147)		(1,375,599)		2,634,745		—
Short term proceeds
Short-term (payments) borrowings, net			1,043,586				1,043,586		781,442				1,825,028
Proceeds from new borrowings									1,406,532				1,406,532
Proceeds from long-term borrowings			(1,189,623)				(1,189,623)		(887,820)				(2,077,443)
Share repurchased for employee stock option plan	2,796						2,796						2,796
Dividends paid by subsidiary	(6,437)						(6,437)						(6,437)
Net cash flows provided by (used in) financing activities	(1,364,766)		(1,139,951)		1,095,892		(1,408,825)		(75,445)		2,634,745		1,150,476

Net increase in cash and cash equivalents	10,159		511,825				521,984		30,673				552,658
Cash and cash equivalents at the beginning of the year	3,070		3,236,515				3,239,585		68,107				3,307,692
Cash and cash equivalents at the end of the year	Ps.	13,229	Ps.	3,748,340	Ps.		Ps.	3,761,569	Ps.	98,780	Ps.		Ps.	3,860,350

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2010

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,926,008	Ps.	2,471,793	Ps.	(1,769,828)	Ps.	2,627,973	Ps.	(545,805)	Ps.	(36,552)	Ps.	2,045,616
Non-cash items:
Depreciation and amortization	67,456		341,138				408,594		57,020				465,614
Equity income in subsidiaries	(1,767,845)		(1,983)		1,769,828				(36,552)		36,552
Deferred income tax and statutory profit-sharing	84,752		444,516				529,268		397				529,665
Shared-based payment transactions
Exchange gain	(165,500)						(165,500)		(5,330)				(170,830)
Changes in valuation effects of financial derivative instruments	70,008						70,008						70,008
Changes in operating assets and liabilities	65,029		1,407,202		(1,080,005)		392,226		(4,302,225)		(1,417,814)		(5,327,813,		)

Net cash flows provided by (used in) operating activities	279,908		4,662,666		(1,080,005)		3,862,569		(4,832,495)		(1,417,814)		(2,387,740)

Investing activities:
Investments in:
Business acquisition	(290,478)						(290,478)						(290,478)
Proceeds from sale of property and equipment			62,222				62,222		18,970				81,192
Acquisition of property and equipment			(214,444)				(214,444)		(65,200)				(279,644)
Net cash flows used in investing activities	(290,478)		(152,222)				(442,700)		(46,230)				(488,930)

Financing activities:
Net proceeds from affiliates	(92,802)		(6,162,997)		1,080,005		(5,175,794)		3,757,980		1,417,814
Short-term borrowings (payments), net	(42,582)		430,602				388,020		355,642				743,662
Proceeds from long-term borrowings	141,940		1,569,789				1,711,729		766,235				2,477,964
Repayments of long-term borrowings			(97,729)				(97,729)		(67,125)				(164,854)
Share-based options exercised	5,516						5,516						5,516
Net cash flows provided by (used in) financing activities	12,072		(4,260,335)		1,080,005		(3,168,258)		4,812,732		1,417,814		3,062,288

Net increase (decrease) in cash and cash equivalents	1,502		250,109				251,611		(65,993)				185,618
Cash and cash equivalents at the beginning of the year	1,568		2,986,406				2,987,974		134,100				3,122,074
Cash and cash equivalents at the end of the year	Ps.	3,070	Ps.	3,236,515	Ps.		Ps.	3,239,585	Ps.	68,107	Ps.		Ps.	3,307,692

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows — US GAAP

Statement of Cash Flows for the Year Ended December 31, 2009

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Adjusted consolidated net income	Ps.	1,595,618	Ps.	2,201,319	Ps.	(2,129,214)	Ps.	1,667,723	Ps.	(195,589)	Ps.	27,872	Ps.	1,500,006
Non-cash items:
Depreciation and amortization	103,247		300,472				403,719		79,690				483,409
Equity income in subsidiaries	(2,175,721)		46,507		2,129,214
Deferred income tax and statutory profit-sharing	77,503		702,569				780,072		1,106				781,178
Shared-based payment transactions	10,638						10,638						10,638
Exchange gain	(182,525)						(182,525)		(1,821)				(184,346)
Changes in valuation effects of financial derivative instruments	66,451						66,451						66,451
Changes in operating assets and liabilities	915,345		(1,629,253)		(629,431)		(1,343,339)		(1,504,900)		(175,130)		(3,023,369)

Net cash flows (used in) provided by operating activities	410,556		1,621,614		(629,431)		1,402,739		(1,621,514)		(147,258)		(366,033)

Investing activities:
Investments in:
Proceeds from sale of property and equipment			22,147				22,147		8,478)				30,625
Acquisition of property and equipment			(64,616)				(64,616)		(24,736)				(89,352)
Net cash flows used in investing activities			(42,469)				(42,469)		(16,258)				(58,727)

Financing activities:
Net proceeds from affiliates	(3,051,904)		833,374		629,431		(1,589,099)		1,441,841		147,258
Short-term borrowings(payments), net	(585,434)		(1,259,758)				(1,845,192)		172,936				(1,672,256)
Proceeds from long-term borrowings	3,232,500		908,219				4,140,719		27,285				4,168,004
Repayments of long-term borrowings			(84,468)				(84,468)						(84,468)
Share repurchased for employee stock option plan	(4,586)						(4,586)						(4,586)
Net cash flows provided by (used in) financing activities	(409,424)		397,367		629,431		617,374		1,642,062		147,258		2,406,694

Net increase in cash and cash equivalents	1,133		1,976,512				1,977,644		4,290				1,981,934
Cash and cash equivalents at the beginning of the year	435		1,009,895				1,010,330		129,810				1,140,140
Cash and cash equivalents at the end of the year	Ps.	1,568	Ps.	2,986,407	Ps.		Ps.	2,987,974	Ps.	134,100	Ps.		Ps.	3,122,074