Form 20-F
period 2012-12-31
Homex Development Corp.
filed 2013-05-22
CIK 1293153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

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

Financial Information

This annual report includes our audited consolidated financial statements as of January 1, 2011, and December 31, 2011 and 2012 and for the years ended December 31, 2011 and 2012.

On April 30, 2013, the Company’s IFRS consolidated financial statements were presented to the Company’s shareholders at the annual general shareholders’ meeting.  The Company explained to its shareholders that such IFRS consolidated financial statements were at that time both preliminary in nature and also unaudited, and thus subject to change by the management and upon completion of the audit.   The Company indicated that if significant changes were ultimately made to the IFRS consolidated financial statements, the final IFRS consolidated financial statements would be presented to the Company’s shareholders at a subsequent meeting.  Those IFRS consolidated financial statements presented were approved by the shareholders at the annual general shareholders’ meeting on April 30, 2013.

The accompanying IFRS consolidated financial statements presented in this Form 20-F were approved for issuance by the Company’s Financial Director (“CFO”), Carlos Moctezuma Velasco, and the Company’s Administrative and Accounting Officer, Ramón Lafarga Bátiz on May 17, 2013. The accompanying consolidated financial statements were then approved by the Company’s Audit Committee and, the Board of Directors on May 17, 2013. The accompanying IFRS consolidated financial statements are different in certain respect from those previously presented to the Company’s shareholders, including but not limited to the disclosures made in Note 29 (Going Concern), Notes 30 (Subsequent Events, given the delayed issuance of these financial statements) and 31 (Subsidiary Guarantor disclosures, which are an SEC requirement), and certain other adjustments and disclosures. The Company is currently evaluating the need for further shareholder approval of the accompanying IFRS consolidated financial statements.

The accompanying consolidated financial statements have been audited by Mancera, S.C., an independent registered public accounting firm.  Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in Mexican pesos.

We prepare our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated annual financial statements herein are our first financial statements prepared in accordance with IFRS. Through 2011 we prepared our consolidated financial statements in accordance with the Mexican Normas de Información Financiera (Mexican Financial Reporting Standards), commonly referred to as “Mexican FRS” or “MFRS”. Our date of transition to IFRS was January 1, 2011.  We began reporting “preliminary IFRS” figures to the Mexican market beginning in the first quarter of 2012.   IFRS 1—“First -time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. See Note 4 to our audited consolidated financial statements for an analysis of the effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2011 and for the year ended December 31, 2011. Following the Company’s adoption of IFRS, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

Currency Information

Unless otherwise specified, references to “US$,” “U.S. dollars” and “dollars” are to the lawful currency of the United States.  References to Brazilian “Reals” or “BR$” are to the lawful currency of Brazil.  References to “Ps.” and “pesos” are to the lawful currency of Mexico.  References to “UDI” and “UDIs” are to Unidades de Inversión, units of account whose value in pesos is indexed to inflation on a daily basis by Banco de México (Mexico’s central bank) and published periodically in Diario Oficial de la Federación.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  You should not understand these translations as representations that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps. 12.9880 to US$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2012.  On May 17, 2013, the noon buying rate for pesos published by the Federation Official Gazette (Diario Oficial de la Federación) was Ps. 12.2378 to US$1.00.  See “Item 3. Key Information—Exchange Rate Information.”

Unless otherwise indicated, references to UDIs are to UDIs at Banco de México’s UDI conversion rate of Ps. 4.874624 per UDI on December 31, 2012.  On May 17, 2013, the UDI conversion rate was 4.968572 per UDI.

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

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

RECENT DEVELOPMENTS

As a result of a credit agency downgrade of our corporate rating as discussed in the section Liquidity and Capital Resources, on April 17, 2013, we received a notice of early termination of the derivatives transactions we had entered into with Barclays Bank Mexico, S.A. These derivative transactions consisted of a Principal Only Swap originally due in 2019 and 2020 and a Cap Forward Currency Exchange Swap originally due in 2014, that were entered into to mitigate exchange rate risk on certain of our US dollars denominated indebtedness with a notional amount of approximately US$200 million. Further details about these derivative instruments are disclosed in Note 17.1 to our consolidated financial statements. In May 2013, we were informed that Barclays Bank Mexico, S.A. has initiated a complaint in a New York state court against us in connection with the cancellation and early termination of its derivatives transactions with Homex. We intend to exercise all available defenses in the court proceedings.

We also received a notice from Credit Suisse AG regarding the cancellation and early termination of the derivative transaction we had entered into with this bank. This derivative transaction consisted of a Principal Only Swap originally due in 2019 that was entered into to mitigate exchange rate risk of certain of our US dollars denominated indebtedness in a notional amount of US$ 150 million.  Further details about this derivative instrument are disclosed in Note 17.1 to our consolidated financial statements.

We have been informed that the early termination amount due to Credit Suisse AG is US$26.7 million plus interest as of April 25, 2013. In May 2013, we were informed that Credit Suisse AG has initiated a complaint in a New York state court against us in connection with the cancellation and early termination of its derivatives transactions with Homex. We intend to exercise all available defenses in the court proceedings.

Certain of the aforementioned 2013 matters arguably have resulted in an event of default under the terms of the Company’s Senior Guaranteed Notes which total Ps. 11,689,200 as of December 31, 2012. Depending upon future actions by such note holders which are beyond the control of the Company, such Senior Guaranteed Notes might be accelerated and come due in 2013. Because these matters occurred subsequent to December 31, 2012, the Senior Guaranteed Notes are classified as non-current liabilities in the accompanying December 31, 2012 consolidated balance sheet. Refer to further discussion in Note 29 to our consolidated financial statements.

In May 2013, we were informed the Bank of America Mexico has initiated a complaint in a Mexico state court against us in connection with the collection of a credit line totaling Ps. 385 million that came due in 2013 and is unpaid. The claimed early termination amount due is $385 million. We intend to exercise all available defenses in the court proceedings.

On April 17, 2013, we entered into an agreement with Grupo Financiero Inbursa S.A.B de C.V. (“Inbursa”), for the sale of our interest in the Federal Penitentiaries located at Morelos and Chiapas. In accordance with this agreement we expect to receive proceeds equivalent to approximately Ps. 4,000 million, from which approximately Ps. 2,000 million is expected to be used for working capital purposes at the Homex Mexico division, and approximately Ps. 2,000 million is expected to be used to repay debt. We expect to continue as the construction company for the Federal Penitentiary at Morelos. Moreover, we will continue to participate in the operating company of both penitentiaries. At the date of these consolidated financial statements, this transaction is still subject to the various regulator and lender approvals. The Company has yet to quantify the effects that this transaction might have when ultimately accounted for in its 2013 consolidated financial statements.

Refer to a further disclosure of subsequent events in Note 30 to our consolidated financial statements.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information as of and for the periods indicated.  Information as of December 31, 2011 and 2012 and for the years ended December 31, 2011 and 2012 is derived from and should be read together with our audited consolidated financial statements provided in this annual report beginning on page F-1.  Our consolidated financial statements and other financial information included in this annual report, unless otherwise specified, are stated in pesos.

The information in the following tables should also be read together with “Item 5. Operating and Financial Review and Prospects.”

Selected financial information for 2011 differs from the information we previously published for 2011, as a result of the implementation of IFRS. See Note 4 to our audited consolidated financial statements for an analysis of the effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2011 and for the year ended December 31, 2011.

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, historical financial data for the years ended December 31, 2008, 2009 and 2010 has been omitted, and no audited consolidated financial statements and financial information prepared under IFRS for the year ended December 31, 2010 have been included in this annual report.

Except for ratios, percentages, and per share, per American Depositary Share, or ADS, and operating data, all amounts are presented in thousands of pesos.

Homex Selected Consolidated Financial Information

	Years Ended December 31,
	2012	2011
	(In thousands of Mexican Ps., except as otherwise specified)
Statement of income Data:

Revenues (1)	28,749,403	21,823,053
Cost of sales (3)	22,481,449	15,880,790
Gross profit	6,267,954	5,942,263
Operating expenses	2,475,160	2,774,929
Other operating expenses, net	498,554	352,465
Interest expense	549,018	307,479
Interest income	(278,220)	(194,009)
Exchange loss, net	241,588	1,006,620
Valuation effects of financial derivative instruments, net	116,504	(69,395)
Equity earnings in associate	(42,485)	(18,979)
Income before income taxes	2,707,835	1,783,153
Income taxes	1,108,404	758,574
Consolidated net income	1,599,431	1,024,579
Net income of equity holders of the parent	1,595,181	1,015,051
Net income of non-controlling interest	4,250	9,528
Weighted average shares outstanding (in thousands)	334,568	334,700
Basic and diluted controlling interest earnings per share (in pesos)	4.77	3.03
Basic and diluted controlling interest earnings per ADS (2) (in pesos)	28.62	18.18

For additional information regarding financial information presented in this annual report, see “Presentation of Financial Information.”

Homex Selected Consolidated Financial Information

	Years Ended December 31,
	2012	2011
	(In thousands of Mexican Ps., except as otherwise specified)
Statement of Financial Position Data:

Cash and cash equivalents	2,129,433	3,860,350
Trade accounts receivable, net	6,197,409	1,962,797
Total current assets	22,982,685	24,960,458
Land held for future development and construction-in-process	20,209,099	12,755,138
Property and equipment, net	1,141,068	1,375,128
Total assets	51,345,979	41,055,903
Current debt and current portion of long-term debt	3,001,701	3,609,120
Current portion of long-term capital leases	110,473	188,937
Total current liabilities	14,093,781	11,530,864
Long-term debt	16,949,398	11,234,616
Financial derivative instruments	676,550	7,551
Long-term capital leases	54,060	154,933
Long-term land suppliers	12,413	—
Total long-term liabilities	22,505,570	15,894,266
Total liabilities	36,599,351	27,425,130
Common stock	425,444	425,444
Total equity	14,746,628	13,630,773
Total liabilities and equity	51,345,979	41,055,903

	Years Ended December 31,
	2012	2011
	(In thousands of Mexican Ps., except as otherwise specified)
Other Financial Data:

Depreciation	260,899	259,744
Gross margin (4)	21.8%	27.2%
Operating margin (5)	13.2%	14.5%
Net margin (6)	5.6%	4.7%
Other Financial Data:
Adjusted EBITDA (7)	5,431,906	4,643,136
Net debt (8)	17,986,199	11,327,256
Ratio of total debt to total equity	136%	111%
Ratio of total debt to total assets	39%	37%

(1)                                 The majority of sales are recognized using a completed contract method which means, the sale is recognized when title passes to the homebuyer and the homebuyer has the legal right to occupy the house.  Construction services revenues are recorded pursuant to the “percentage-of-completion method”, measured by the percentage of actual costs incurred to the total estimated costs for each development and each project, in accordance to IAS 11.

(2)                                 Assumes all common shares are represented by ADSs.  Each ADS represents six common shares.  Any discrepancies between per share and per ADS amounts in the tables are due to rounding.

(3)                                 Borrowing costs capitalized as part of the cost of inventories are included in cost of sales under IFRS. Due to the application of IAS 23 during 2012, the net borrowing costs capitalized related to qualified assets for the period were Ps. 1,883,001, of which Ps. 1,256,003 (of which Ps. 713,856 is related to the current year borrowing costs and Ps. 542,147 is related to the prior years) are related to inventories sold and subsequently applied to costs of sales for the period.  Due to the application of IAS 23 during 2011, the net borrowing costs capitalized related to qualified assets for the period were Ps. 1,546,551, of which Ps. 1,048,918 (of which Ps. 654,382 is related to the current year borrowing costs and Ps. 394,536 is related to the prior years) are related to inventories sold and subsequently applied to costs of sales for the period. The average period for the amortization of the borrowing costs capitalized is 18 months.  The annual capitalization rates are 11.48% for 2012 and 10.64% for 2011.

(4)                                 Represents gross profit divided by total revenues.

(5)                                 Represents operating income divided by total revenues.

(6)                                 Represents net income divided by total revenues.

(7)                                 Adjusted EBITDA is not a financial measure computed under IFRS.  Adjusted EBITDA derived from our IFRS financial information means IFRS net income excluding (i) depreciation; (ii) amortization; (iii) the net borrowing costs that is the sum of: interest expense, interest income, foreign exchange gain or loss and valuation effects of derivative instruments (including borrowing costs capitalized to inventory that is subsequently charged to cost of sales); (iv) certain other recurring operating expenses related to customer financings and tax surcharges; and (v) income taxes and employee statutory profit-sharing (included in cost of sales).

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represent a non-cash charge to earnings; (ii) certain borrowing costs, which are significantly affected by external factors, including interest rates and foreign currency exchange rates, which have little or no bearing on our operating performance; and (iii) income tax expense and, for Adjusted EBITDA derived from our IFRS financial information, employee statutory profit-sharing expense (included in cost of sales).

Adjusted EBITDA is also a useful basis for comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure.  You should review Adjusted EBITDA, along with net income and cash flow from operating activities, investing activities and financing activities, when trying to understand our operating performance.  While Adjusted EBITDA may provide a useful basis for comparison, our computation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as reported by other companies, as each is calculated in its own way and must be read in conjunction with the explanations that accompany it.  While Adjusted EBITDA is a relevant and widely used measure of operating performance, it does not represent cash generated from operating activities in accordance with IFRS and should not be considered as an alternative to net income, determined in accordance with IFRS, as an indication of our financial performance, or to cash flow from operating activities, determined in accordance with IFRS, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs.

Adjusted EBITDA has certain material limitations: (i) it does not include interest expense, which is a necessary and ongoing part of our costs and assisted us in generating revenue, since we have borrowed money to finance some of our operations; (ii) it does not include taxes, which are a necessary and ongoing part of our operations; and (iii) it does not include depreciation, which is a necessary and ongoing part of our costs, since we must utilize property and equipment in order to generate revenues in our operations.  Therefore, any measure that excludes any or all of interest expenses, taxes and depreciation and amortization has material limitations.

Reconciliation of Consolidated Net Income to Adjusted EBITDA Computed from Our IFRS Financial Information

	2012	2011

Consolidated net income	1,599,431	1,024,579
Depreciation	260,899	259,744
Amortization	79,725	82,281
Net borrowing costs	628,890	1,050,695
Other operating expenses, related to assistance provided to customers in obtaining financings and tax surcharges	498,554	352,465
Employee statutory profit-sharing	—	65,880
Borrowing costs capitalized and subsequently charged to cost of sales	1,256,003	1,048,918
Income taxes	1,108,404	758,574
Adjusted EBITDA	5,431,906	4,643,136

(8)                                 Net debt is not a financial measure computed under IFRS.  We compute net debt as the sum of all debt and capital leases (not including interest payable) less cash and cash equivalents, each of which is computed in accordance with MFRS. We use net debt as a measure of our total amount of leverage, as it gives effect to cash accumulated on our balance sheets.  We believe net debt provides useful information to investors because it reflects our actual debt as well as our available cash and cash equivalents that could be used to reduce this debt.  Net debt has certain material limitations as it assumes the use of our cash and cash equivalents to repay debt that is actually still outstanding and not to fund operating activities or for investment.

Reconciliation of Total Debt to Net Debt Derived from Our IFRS Financial Information

	As of December 31, 2012	As of December 31, 2011

Current portion of long-term debt	3,001,701	3,609,120
Current portion of long-term leases	110,473	188,937
Long-term debt and long-term capital leases	17,003,458	11,389,549
Total debt	20,115,632	15,187,606
Cash and cash equivalents	2,129,433	3,860,350
Net debt	17,986,199	11,327,256

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

	Noon Buying Rate (Ps. per US$)
Years Ended December 31,	Low (1)	High (1)	Average (2)	Period - End
2008	9.92	13.94	11.14	13.77
2009	12.60	15.37	13.50	13.07
2010	12.16	13.18	12.63	12.35
2011	11.50	13.99	12.42	13.98
2012	12.63	14.39	13.17	13.01
2013 (through May 17, 2013)	11.98	12.99	12.49	12.23

Month Ended
November 2012	12.98	13.25	13.10	13.03
December 2012	12.72	13.01	12.87	13.01
January 2013	12.59	12.99	12.71	12.71
February 2013	12.63	12.87	12.72	12.87
March 2013	12.35	12.83	12.54	12.35
April 2013	12.07	12.36	12.22	12.35
May 2013 (through May 17)	11.98	12.99	12.49	12.23

(1)                                 Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)                                 Average of daily rates.

On May 17, 2013, Banco de México’s UDI conversion rate was Ps. 4.968597 per UDI.

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

RISK FACTORS

Risk Factors Related to Our Business

The Company’s current liquidity and certain other matters may affect its ability to continue as a going concern.

The operational difficulties faced by the Company in 2012, due to industry-wide and other issues discussed in “Item 5 — Liquidity and Capital Resources” have had a significant negative impact on the Company’s liquidity position during the later part of 2012 and into 2013, including but not limited to a reduction in sales in comparison to historic levels, a delay in collection of receivables from customer lenders for closed transactions, and the Company’s inability to timely complete projects resulting in adjustments to its budgets for the future utilization of land reserves, and recovery of construction in process. The Company has undertaken certain actions as further described in Note 30 to our consolidated financial statements to further increase its liquidity in 2013, but there can be no assurance that the Company will be successful in increasing its liquidity sufficiently or on terms that are acceptable to the Company. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. To the extent that the aforementioned challenges are not overcome, the future recoverability of net assets that we have recorded as of December 31, 2012 could be significantly impacted. Our independent registered public accounting firm has included an uncertainty paragraph in its audit opinion indicating that matters disclosed in Note 29 to our consolidated financial statements raise substantial doubt about our ability to continue as a going concern. The 2012 consolidated financial statements presented in this Form 20-F do not include any adjustments that might result from the outcome of such matters.

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

These Mexican Housing Funds have significant discretion in terms of the allocation and timing of disbursement of mortgage funds.  We depend on the availability of mortgage financing provided by these Mexican Housing Funds for substantially all of our sales of affordable entry-level housing, which represented 46.3% of our revenues for 2012 and 77.6% of our revenues for 2011.

Accordingly, our financial results are affected by policies and administrative procedures of Infonavit, Fovissste, SHF, and a federal housing subsidy program administered by National Housing Commission (“CONAVI”), as well as by the Mexican federal government’s housing policy.  Infonavit and Fovissste have continued to be the main source of financing for affordable entry-level clients in past years.  The future Mexican government housing finance policy may limit or delay the availability of mortgage financing provided by these agencies or otherwise institute changes, including changes in the methods by which these agencies grant mortgages and, in the case of Infonavit, the geographic allocation of mortgage financing, that could result in a decrease in revenues. We cannot assure you that the Mexican government housing policies will not change or will be modified, as has been the case recently, as a result of the recent change in the Mexican federal government.

Disruptions in the operations of these Mexican Housing Funds, which could occur for any reason, may occur and result in a decrease in our sales and revenues.  During 2012, disruptions included a delay in the disbursement of Mexican federal government subsidies in certain cities delaying the timing by which Infonavit commits to closing multiple transactions, and a slowdown in the collection process through Fovissste, as a result of administrative changes at the fund.  During the first half of 2012, the industry experienced delays in the collection process, as a result of an upgrade of the platform of the Housing Registry System (“RUV”) that caused intermittent disruptions during such period. In addition, the sustainability score standard, prepared by CONAVI that requires the homebuilding companies to register all their projects under construction, took effect during the first half of 2012 which also affected the timing of our collection process as the companies needed to registry all of their projects under operations to be qualified by CONAVI. This process took more than expected and the companies could not start their collection process while the projects were under review.

Decreases or delays in the amount of funds available from Infonavit, Fovissste, SHF or other sources, or substantially increased competition for these funds, have resulted in a decrease in our sales and revenues.  These funds may not continue to be allocated at their current levels or in regions in which we have or can quickly establish a significant presence.

On February 11, 2013, the Presidency of the Mexican Republic announced its National Housing Policy which is based on four strategies to: (i) achieve a better interinstitutional coordination, (ii) transition towards a sustainable and smart urban development model, (iii) reduce housing backlog, and (iv) ensure a life of dignity for all Mexicans. All four strategies will be coordinated by the Secretary for Agrarian, Territorial, and Urban Development (SEDATU) through the National Housing Commission (CONAVI), the Commission for the Regularization of Land-Tenure (CORETT), and the public trust called the Popular Housing National Fund (FONHAPO).

The above policy indicates that a transition period up to 24 months will be established in order for all parties to be able to make the necessary changes. See “Item 4. The Mexican Housing Market— Government Policy and Available Financing”

As of the issuance date of the Company’s consolidated financial statements, management is in the process of evaluating the transitional impacts of this policy on its operations.

Our infrastructure division faces risks related to financing the projects, performance requirements and completion schedules, which could adversely affect us.  The subsidiaries participating in the correctional facility construction and servicing have been designated as “unrestricted.”  See “Item 4. Information on the Company—Business Overview— Infrastructure Division.”

We are responsible for the contribution of equity to and financing of the construction of our correctional facility project and have guaranteed its completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels.  However, adherence to these schedules may not be possible.  The failure to meet any schedule or performance requirements for any reason could result in costs that exceed projected profit margins.  At December 31, 2012 the construction of the Morelos prison was 82% complete.  At May 17, 2013, construction is substantially complete.  The required acceptance date for the Morelos prison is May 2013. While substantially complete as of May 2013, we cannot assure you that the financial penalties stemming from our failure to meet guaranteed acceptance dates or achievement of acceptance and performance testing levels would not have an adverse effect on our financial condition and results of operations.

The performance of our infrastructure division is also tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for additional contracts.  Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy.  A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, including as a result of the 2012 change in the Mexican federal government or for other reasons may have an adverse effect on our financial condition and results of operations.  See “—Political Events in Mexico May Result in Disruptions to Our Business Operations and Decreases in Our Sales and Revenues.”

A slowdown in the Mexican economy could limit the availability of private-sector financing in Mexico, on which we depend for our sales of middle-income housing, which could result in a decrease in our sales and revenues

One of our continued strategies is to maintain an exposure of our operations in the middle-income and residential markets while maintaining our margins and without adversely affecting our financial condition.  Our expansion and exposure into these markets depends on private sector lenders, such as commercial banks and Limited Purpose Financing Companies and Multiple Purpose Financing Companies (Sociedades Financieras de Objeto Limitado y Sociedades Financieras de Objeto Múltiple,  or “Sofoles” and “Sofomes”), which provide a substantial majority of mortgage financing for the middle-income market.  The availability of private sector mortgage financing in Mexico has been severely constrained in the past as a result of volatile economic conditions in Mexico, the level of liquidity and stability of the Mexican banking system, and the resulting adoption of more stringent lending criteria and bank regulations.  From 1995 through 2001, commercial bank mortgage lending was generally unavailable in Mexico.  However, during the same period a number of Sofoles were formed, serving the mostly middle-income market.  Since 2002, private sector lenders have gradually increased their mortgage financing activities as a result of improved economic conditions and increasing consumer demand.  However, unfavorable general economic conditions, such as the recession and economic slowdown during 2009 in the United States have negatively affected the Mexican economy and the availability of private sector mortgage financing.  As a result, commercial lenders tightened their criteria for mortgage origination.  Additionally, Sofoles and Sofomes faced liquidity constraints due to increased exposure to non-performing loans.  As a result, since 2009, we decreased our exposure to the middle-income market as Sofoles and Sofomes have continued to face liquidity constraints.  During 2012, mortgages for the middle-income market continued to be constrained, as commercial banks and Sofomes continued to be the main source of financing to the middle-income market, and financing for this segment of the market continued to be supported by co-financing products through Infonavit and Fovissste.  During 2012, Infonavit co-financed products represented 15.9% of total mortgages placed or 91,789 mortgages compared to 10.0% or 50,129 mortgages during 2011.  A prolonged economic slowdown in Europe, the United States and Mexico could result in reduced profitability and negatively affect our financial performance.

Our strategy for expansion in the tourism/resort housing market may be affected by a slowdown in U.S. general economic conditions, which could adversely affect our business or our financial results

The tourism/resort homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing, and interest rate levels.  Adverse changes in any of these conditions, or in the markets where our targeted clients operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes in the tourism/resort housing markets, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition.  However, we believe that our targeted customers consist of an exclusive sector of senior U.S. and Canadian residents, for whom the availability of financing is not a key requisite for purchasing a second home.  Nonetheless, we anticipate a continued softer demand from our targeted customers in this segment as a result of the economic slowdown that began in 2008.

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

CONAVI recently announced the creation of a national land database to keep records of the lands owned by housing companies. CONAVI will coordinate this national land database with SEDATU, through the RUV. The land database will be organized and classified according to several criteria, such as transportation and water, topography, protected areas, use of soil, and other risk factors.  This registration and classification method of lands by CONAVI may result in discounted land sales in some regions and rising land prices in more favored regions.

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

de C.V.  Our ability to maintain existing levels of home sales depends to some extent on competitive conditions, including price competition, competition for available mortgage financing, and competition for available land.  Competition is likely to continue to decrease as some smaller and medium-sized homebuilding companies in Mexico are experiencing limited growth opportunities due to:   (1) their dependence on bridge loans and short-term credit lines; (2) increases in these companies’ interest rates for short-term credit lines; (3) tighter lending restrictions from commercial banks to renew existing credit lines; and (4) compliance with sustainability and higher density regulations for the construction of vertical prototypes.  We may experience pressure to reduce our prices in certain regions if some of our competitors are forced to sell their inventory in distressed sales upon exiting the market.  In addition, competitive conditions may prevent us from achieving our goal of increasing our sales volume, or result in a decrease in our sales and revenues.

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

Historically, Mexico has experienced high real and nominal interest rates.  As a result of the recession and economic slowdown in Mexico during 2009, Banco de México lowered its benchmark interest rate (“TIIE”) to 4.50% in an effort to encourage lending and stimulate the economy.  As a result, the interest rates on 28-day Mexican government treasury securities (Certificados de la Tesoreria de la Federación)  decreased to 3.91% in 2012.  In the short-term, it is expected that Banco de México will decrease its benchmark interest rate during 2013.  However, we cannot predict when and how rapidly interest rates will rise in the future.

As a consequence of the global recession and economic slowdown during 2008, the Mexican economy entered into a recession.  In Mexico, GDP contracted 6.5% in 2009.  However during 2010, the Mexican economy recovered and grew 5.4%.  During 2011, the Mexican economy grew by 3.9%, and during 2012, the economy maintained the same rate. Consumer confidence has improved to 98.98 as of December 31, 2012, as compared to 90.8 as of December 31, 2011.  The unemployment rate decreased to 4.5% as of December 31, 2012, compared to an average of 4.51% during 2011.  As of December 31, 2012, twelve month accumulated inflation decreased to 3.57% as compared to 3.82% during the same period in 2011.  However, there can be no assurance that the positive trends witnessed in recent months will continue.  The Mexican economy’s inability to continue its nascent recovery from the recession could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand.  These factors could result in a decrease in our sales and revenues.

Fluctuations in interest rates could adversely affect our financial condition and results of operations

The mortgages for affordable entry-level and low middle-income housing are mostly provided by government housing dedicated agencies like Infonavit or Fovissste.  These institutions provide mortgages that have interest rates that are indexed to minimum wage growth.  In the case of lower-income workers, the interest rates on mortgages are subsidized.  However, the availability of mortgages to the high middle-income and upper-income housing markets depends upon fluctuations in interest rates and conditions of private mortgage providers.  Historically, when interest rates are high, fewer mortgages become available in Mexico in these housing markets as the mortgages become expensive, and the demand for bank, Sofoles and Sofomes mortgages falls.

As a result of the continued global financial crisis, the interest rates for mortgages from these institutions may increase significantly, causing demand for our products from these income segments to decrease.

In addition, fluctuations in interest rates affect our interest expense.  As of December 31, 2012, Ps. 5,446 million, or 31.62% of our total debt related to our housing business, accrued interest at variable rates, at an average spread rate over TIIE of 5.05%.  We may also incur indebtedness in the future that accrues interest at higher rates or we may be required to refinance our debt at variable rates.  Increases in interest rates could adversely affect our results of operations.

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

Enrique Peña Nieto the new President of Mexico took office on December 1, 2012. The recently-installed Mexican administration may implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation, which could materially adversely affect our business.  Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could affect us and our ability to obtain financing.

It is also possible that political uncertainty may adversely affect Mexican financial markets.  Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations.  Currently, no single party has an absolute majority in any chamber of the Mexican Congress and although an agreement was recently reached among all the existing political parties and the executive branch, we cannot predict the impact of such agreement on Mexican economic policies. Political disagreements between the executive and the legislative branches could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policies, including with respect to housing.  We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results of operations.

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

Our Financial Information Prepared under IFRS May Not Be Comparable to Our Financial Information Prepared Under Mexican FRS

We adopted IFRS as of December 31, 2012, with a transition date to IFRS of January 1, 2011.  We began reporting preliminary unaudited IFRS figures to the Mexican market during the first quarter of 2012.  Our consolidated financial statements included in this annual report are prepared in accordance with IFRS as issued by the IASB.  IFRS differs in certain significant respects from Mexican FRS and U.S. GAAP. An analysis of the effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2011 and for the year ended December 31, 2011 is set forth in Note 4 to our audited financial statements included in this annual report. As a result of the adoption of IFRS, our consolidated financial information presented under IFRS for fiscal years 2011 and 2012 may not be comparable to our financial information for previous periods prepared under Mexican FRS.

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

Future Sales of Our Shares by Our Principal Shareholders May Result in a Decrease in the Prices of Our Securities

Our principal shareholder, the de Nicolás family, holds 19.2% of our outstanding share capital.  Actions by these shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may decrease the trading price of our shares on the Mexican Stock Exchange and the price of the ADSs on the New York Stock Exchange.  Our principal shareholders are not subject to any contractual restrictions that limit their right to dispose of their common shares.

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

Our Company traces its origins to 1989 and established its current legal structure in 1998.  Beginning in 1999, various strategic investors and, in 2002, Equity International Properties, Ltd., or EIP, an entity affiliated with Equity Group Investments, L.L.C., made equity investments in our Company.  These strategic investors assisted us to develop and refine our operating and financial strategies.  On June 29, 2004 we obtained financing through a public equity offering and dual listing on the Bolsa Mexicana de Valores and the New York Stock Exchange.  Since our initial public offering, our annual revenues have grown 437%, and we have expanded our operations into four states and five cities in Mexico, as well as two countries internationally.

Capital Expenditures

Our operations do not require substantial capital expenditures, as we lease, on a short term basis, most of the construction equipment we use and subcontract a substantial portion of the services necessary to build the infrastructure of our developments.  In the 2012 and 2011, we spent Ps. 79.8 million and Ps. 68.7 million, respectively on capital expenditures, primarily to purchase construction equipment. Our purchases of land are treated as additions to inventory and not as capital expenditures.

Our Company

We are a vertically integrated home development company engaged in the development, construction and sale of affordable entry-level, middle-income and tourism housing in Mexico and affordable entry-level housing in Brazil.  During 2012, units closed were 42,945 homes, a decrease of 18.2% compared to 2011. 85.4% of our homes sold in 2012 and 93.2% of our homes sold in 2011 were in the affordable entry-level segment (including our operations in Brazil). During 2011, units closed were 52,486, an increase of 18.4% compared to 2010. In 2010, we also signed one contract to build and then subsequently operate a prison for the Mexican Government. In addition, we signed contracts with the Mexican Government to provide construction services for the Mexican Government on an exclusive basis.

As of December 31, 2012, we had total land reserves under title of approximately 75.2 million square meters primarily in Mexico and including approximately 2.3 million square meters of land reserves for our operations in Brazil.  We estimate we could build approximately 430,018 affordable entry-level homes, approximately 20,767 middle-income homes and approximately 2,217 tourism homes on our land reserves.

We believe our geographic diversity is one of the strongest among home builders in Mexico, reflected by our operations in 146 developments under construction and in 35 cities located in 21 Mexican states, as well as three developments under construction in three cities located in two Brazilian states, as of December 31, 2012.  Furthermore, we believe our sales are not as concentrated in a limited number of areas as compared to our competitors.  For the year ended December 31, 2012, 30.6% of our housing revenues were derived from the state of Jalisco, 12.6% in the Mexico City Metropolitan Area and 9.3% from the state of Baja California Sur.

Our revenues under IFRS for the year ended December 31, 2012 and 2011 were Ps. 28,749.4 million (US$2,213.5 million) and Ps. 21,823.1 million (US$1,680.3 million) respectively.  Our Adjusted EBITDA from our IFRS financial information for the year ended December 31, 2012 was Ps. 5,431.9 million (US$418.2 million).

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

Our Products

Mexico’s developer built housing industry is divided into four tiers according to cost:  affordable entry-level, middle-income, residential and tourism.  We consider affordable entry-level homes to range in price between Ps.109,000 and Ps.541,000 (US$8,392 and US$41,654); middle-income homes to range in price between Ps.541,001 and Ps.1,364,000 (US$41,654 and US$105,020); and residential homes to have a price above Ps.1,364,000 (US$105,020).  We currently focus on providing affordable entry-level and middle-income housing for our customers.  In 2008, we launched a new market focused on houses in tourist and resort areas.  This housing ranges in price between US$300,000 and US$950,000.

Our affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each.  During 2012 our affordable entry-level homes had an average sale price of approximately Ps. 363,621 (US$27,997). A typical affordable entry-level home consists of a kitchen, living, dining area, one to three bedrooms, and one bathroom.  We are able to deliver a completed horizontal affordable entry-level home in approximately seven to ten weeks or a completed vertical building of three to four levels in approximately 14 to 20 weeks, respectively, in each case, from the time a homebuyer obtains mortgage approval.  Currently, our largest affordable entry-level housing developments are located in the states of México, Jalisco, Baja California Sur, Baja California, Quintana Roo and Nuevo León.

Our middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each.  During 2012, our middle-income homes had an average sale price of approximately Ps. 872,408 (US$67,170) as compared to Ps. 917,797 (US$70,665) for the same period in 2011.  A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.  We are able to deliver a completed middle-income home in approximately 12 to 16 weeks from the time a homebuyer obtains mortgage approval.  For the year ended December 31, 2012, 19.1% of our revenues were attributable to sales of middle-income housing compared to 14.9% in the same period in 2011.

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

Land Reserves

We have developed specific procedures to identify land that is suitable for our needs and perform ongoing market research to determine regional demand for housing.  Suitable land must be located near areas with sufficient demand, generally in areas where at least 500 homes can be built, and must be topographically amenable to housing development.  We also consider the feasibility of obtaining required governmental licenses, permits, authorizations, and adding necessary improvements and infrastructure, including sewage, roads and electricity in keeping with a purchase price that will maximize margins within the limits of available mortgage financing.  We conduct engineering and environmental assessments, and in some cases urbanization and land composition studies, of land we consider for purchase in order to determine whether it is suitable for construction.  We budget the majority of our land purchases for the second half of the year to coincide with peak cash flow.  Historically, our total land reserves fluctuated between 36 to 42 months of future home deliveries depending upon the time of year.  As of December 31, 2012, we had land inventory for approximately six years of future home deliveries.

We had total land reserves under title of approximately 75.2 million square meters, as of December 31, 2012, including primarily land reserves in Mexico and including approximately 2.3 million square meters of land reserves for our operations in Brazil.  Our land reserves include both titled land and land in the process of being titled.  We estimate we could build approximately 430,018 affordable entry-level homes, approximately 20,767 middle-income homes and approximately 2,217 tourism homes on our land reserves.  For 2013, we will continue to follow a conservative replacement strategy for land bank acquisitions.

For our Mexican operations, we acquire land and plan the development of the homes we build through Proyectos Inmobiliarios de Culiacán, S.A. de C.V., or “PICSA”, Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Norte, S. de R.L. de C.V. , Casas Beta del Noroeste, S. de R.L. de C.V.  Desarrolladora de Casas del Noroeste, S.A. de C.V. or “DECANO” and CT Loreto, S. de R.L. de C.V. or “CT LORETO” build the developments that PICSA and Beta plan and promote.  We also receive executive and administrative services from Administradora PICSA, S.A. de C.V. and Altos Mandos de Negocios, S.A. de C.V.  Homex Atizapán, S.A. de C.V., which we operate and control with strategic partners in the region, owns one of our middle-income developments in the Mexico City area and Hogares del Noroeste, S.A. de C.V. owns middle-income developments in Hermosillo, Sonora.  Through AAA Homex Trust, a Mexican trust, we establish factoring facilities for the settlement of trade payables to many of our suppliers.  For our Brazilian operations, we acquire land and plan the development of the homes we build through Homex Brasil Participacoes Limitada’s subsidiaries.

International Expansion

Brazil, Sao Jose dos Campos, Marilia and Campo Grande Affordable Entry- Level Projects

During the first quarter of 2009, we initiated operations in Brazil with the construction of a 1,300 unit affordable entry-level development in the city of Sao Jose dos Campos, located northeast of Sao Paulo.  As of December 31, 2012 we had three projects under construction equivalent to approximately 5,571 homes in the cities of Sao Jose dos Campos, Marilia and Campo Grande.

For the years ended December 31, 2012 and 2011 we recognized revenues from our Brazilian operations of Ps.131.5 million and Ps. 598.7 million, respectively, which represented 0.5% and 2.7% of the consolidated revenues, respectively.  Even though we believe most international start-ups, including but not limited to housing-related businesses, take between three to four years to mature, we also believe our operations in Brazil have taken a longer than anticipated learning curve to adapt the Homex model to the Brazilian market. We have taken steps to reduce cash flows to the Brazilian operations and we will continue to follow a conservative investment policy in terms of capital investments and growth expectations for the Brazilian operations. Furthermore, we continue to feel confident about our prospects in Brazil, given the strong housing needs in the country, especially in the low income bracket, which is supported by financing through the Brazilian federal savings bank (“Caixa Economica Federal”).  The pre-tax loss included an adjustment to decrease our Brazilian inventories to the lower of cost or net realizable value by Ps. 152,111 as of December 31, 2012.  As of December 31, 2012, our Brazilian inventories were Ps. 1,158,567, and are expected to be recovered over the coming two years.  Because our Brazilian operations have not realized a profit to date, our net operating loss carry-forwards for Brazilian tax purposes have been fully reserved for as of December 31, 2012 and 2011.

Indian Joint Venture

On December 15, 2010 we, through our subsidiary Homex India Private Limited, entered into an investment agreement with Kotak Real State Fund — I.  Pursuant to such investment agreement, and subject to conditions precedent related to obtaining all required permits for the construction of a real estate development of 2,000 middle-income housing in the city of Chennai, India, we will acquire all equity shares of KS Realty Constructions Private Limited (“KS Realty”), the company that owns the land on which the project will be developed.  The initial term for Kotak Real Estate Fund — I to comply with said conditions precedent was extended to

June 30, 2012. As of December 31, 2012, the conditions precedent to be achieved in order to acquire all equity shares of KS Realty were not realized and the investment agreement was terminated effective in July, 2012.The Company has postponed its efforts to enter the Indian housing market; as a result, we have closed our research and development office in the country, and all necessary actions required to finalize operations in India, such as paying all creditors and suppliers, are being taken. We estimate this process will take between 3 to 6 months. We plan to leave administrative offices open to continue the ongoing legal process. From 2008 to the beginning of 2013, the total amount of capital invested in India was approximately Ps.135.8 million.

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

On December 27, 2010, the Correctional Facility Contracts were entered into separately by Homex and Makobil with the Mexican Secretary of Public Security through its division of Prevention and Social Readjustment of the Mexican Secretary of Public Security (Prevención y Readaptación Social de la Secretaría de Seguridad Pública) to construct and operate, over a 20 year period, the previously described federal correctional facilities.  The construction phase of the Morelos Correctional Facility Contract has an estimated cost of Ps. 4.0 billion and the construction phase of the Chiapas Correctional Facility Contract has an estimated cost of Ps. 4.4 billion.  Pursuant to the Correctional Facility Contracts, CRS Morelos and Makobil will develop and provide ongoing services to both correctional facilities following the completion of construction, such as laundry, food services, landscaping, infrastructure up-keep and similar services.  These services will be provided by our newly created infrastructure division and will commence in 2013 after the delivery of the correctional facilities, which is expected to be in May 2013.  The correctional facilities were initially scheduled to be completed during 2012; however the agreements entered into the Mexican Government in connection with the projects were modified and were extended until May 2013, without a penalty. Certain of these services will be provided through subcontracts with third parties, as previously approved by the Mexican Secretary of Public Security. For the services provided by CRS Morelos and Makobil such entities will receive monthly payments from the Mexican Secretary of Public Security over a 20 year period starting in 2013.  These monthly payments will cover both the eventual amortization of the construction fee, plus fees for ongoing services rendered.

During the construction period, revenue related to the construction service of these projects is recorded using the percentage of completion method of accounting by both us and by Makobil.  The entities have recognized an accounts receivable measured at its fair value related to prison services revenues, and subsequently this account receivable will be measured at its amortized cost recognizing service revenue and a portion of interests during the 20 year period.  As of December 31, 2012, we recorded revenues of Ps. 4,122.9 million and cost of Ps. 3,177.5 million in connection to the CRS Morelos project.

To finance the construction of the two federal correctional facilities, CRS Morelos and Makobil obtained two separate financings from Banobras and other lenders.  On September 30, 2011, CRS Morelos and Makobil signed two project financing credit agreements in an aggregate principal amount of approximately Ps. 3.9 billion and Ps. 3.8 billion, respectively, to initiate the construction process.  Both project financing loans are non-recourse to us. The CRS Morelos loan is treated as separate project financing line items in our consolidated Financial Statements when the drawdowns are made.  “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Prison Project Financing Loans.”  In addition, on December 31, 2011, our unrestricted subsidiary, Homex Infraestructura Concesiones, S.A. de C.V. (“Infraestructura Concesiones”), entered into a credit agreement with Ficade, S.A. de C.V., SOFOM, E.N.R., in an aggregate principal amount of Ps.400 million, bearing interest at a fixed annual rate of 15% and maturing on December 30, 2015.  Proceeds from this credit agreement were used by Infraestructura Concesiones to finance, on behalf of CRS Morelos, certain capital investments and working capital, among other things.

During 2013, principal and interest payments on those project financing loans are expected to be serviced through the monthly payments that CRS Morelos and Makobil will separately receive from the Mexican federal government from the operation of the two federal correctional facilities.  The payments will total approximately Ps.1.08 billion for CRS Morelos and Ps. 1.07 billion for Makobil, respectively, on an annual basis for both correctional facilities.

During 2012 and 2011, the infrastructure division contributed Ps. 4,999,912 and Ps. 856,535, respectively, to our consolidated revenues.  As of December 2, 2011, our subsidiaries participating in the correctional facility construction and servicing have been designated by us as “unrestricted” for the purpose of our indentures and our dollar-denominated credit facilities, and we made a similar designation under certain other debt instruments.  The effect of this designation is to generally eliminate the results of operations and financial position of these subsidiaries in computing compliance with many of the covenants contained in our debt instruments and to exempt such subsidiaries from certain other covenants and events of default.

On April 17, 2013, we entered into an agreement with Grupo Financiero Inbursa S.A.B de C.V. (“Inbursa”), for the sale of our interest in the Federal Penitentiaries located at Morelos and Chiapas. In accordance with this agreement we expect to receive proceeds equivalent to approximately Ps. 4,000 million, from which approximately Ps. 2,000 million is expected to be used for working capital purposes at the Homex Mexico division, and approximately Ps. 2,000 million is expected to be used to repay debt.  Moreover, we will continue to participate in the operating company of both penitentiaries. At the date of the issuance of this Form 20-F, this transaction is still subject to the corresponding approvals, and we have yet to determine the accounting impact that this transaction might have on our consolidated financial statements in future periods.

See “Item 3. Key Information — Recent Developments. ”

Collection Structures

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

During the third quarter of 2009, Fovissste implemented a factoring program with NAFIN, a Mexican National Development Bank (Nacional Financiera, S.N.C.) which provided Fovissste with a funding source to complement its housing programs.  Pursuant to this program, we are able to collect payments directly from NAFIN though an intermediary (a commercial bank) at an average 4% discount rather than following the regular payment process from Fovissste.  During the later part of 2012, commercial banks evidenced less appetite to tap into this program and we understand some of them requested a review or terms, which made it practically unavailable for us. We will continue to work closely with Fovissste in connection with this program, which we believe could become again an important factor in helping us realize efficiencies in the collection process with this entity.

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

Geographic Diversification

We believe that we are one of the most geographically diversified housing development companies in Mexico.  As of December 31, 2012, our operations included 146 developments in 35 cities located in 21 Mexican states, which represent 80.39% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or “INEGI” (Instituto Nacional de Estadistica, Geografia e Informática).  Many of our developments are located in markets where none of our major competitors currently operate.  In 2012, 30.6% of our revenues originated in the state of Jalisco, 12.6% in Mexico City, the largest city in Mexico and 9.3% in Baja California Sur.  The remaining revenues originated in 26 other cities.  We believe that this geographic diversification reduces our risk profile as compared to our less diversified competitors.  In addition, we have started to expand our business outside of Mexico, through the initiation of operations in Brazil.  See “Item 4. Information on the Company—Business Overview—International Expansion.”

Experienced and Committed Management Team

Eustaquio Tomás de Nicolás Gutiérrez, our Chairman, co-founded our predecessor in 1989, and Gerardo de Nicolás Gutiérrez, our CEO, joined us in 1993.  Our senior management team is comprised of executives with an average of 19 years of experience in their respective areas of responsibility. Senior management owns an aggregate of approximately 17.8% of our common shares.  Consistent with our standardized business processes and geographic diversification, we delegate significant managerial responsibility to our seasoned team of branch managers. Upon completion of a development, we typically relocate our branch managers to another development in order to capitalize on their significant experience.

Focus on the Affordable Entry-Level Segment

Our affordable entry-level segment continues to succeed primarily due to the availability of mortgage financing provided by the main mortgage suppliers in Mexico.  In 2012, Infonavit and Fovissste provided mortgage financing for 578,396 and 64,284 mortgages throughout Mexico, respectively.  Additionally, we continue to experience high demand for affordable entry-level homes in Mexico due to the large deficit of housing stock, a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home.  In Mexico, approximately 84.4% of the population earns a monthly income of approximately Ps.5,000 and we believe that an entry-level home valued at an average of Ps.346,000 is an affordable option for this population.  We believe our focus and expertise in the affordable entry-level segment has enabled us to increase our market share.  As of December 31, 2012, our market share in the affordable entry-level segment had remained relatively stable at 34.8% compared to 35.3% during the previous year. In addition, 46.3% of revenues during 2012 were in the affordable entry-level segment.

Business Strategies

Strategic Growth in Infrastructure Division

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

In 2010, a government contract was awarded to our subsidiary CRS Morelos for the construction and service of a federal correctional facility in Morelos, Mexico. Furthermore, in 2011 we acquired a strategic partner (Empresa Clave) through a participation of 24% common stock of Makobil, S. de R.L. de C.V. (“Makobil”) a company that, in 2010, was also awarded a government contract for the construction and service of a federal correctional facility in Chiapas, Mexico.

On April 17, 2013, we entered into an agreement with Grupo Financiero Inbursa S.A.B de C.V. (“Inbursa”), for the sale of our interest in the Federal Penitentiaries located at Morelos and Chiapas. In accordance with this agreement we expect to receive proceeds equivalent to approximately Ps. 4,000 million. We expect to continue as the construction company for the Federal Penitentiary at Morelos. Moreover, we will continue to participate in the operating company of both penitentiaries. At the date of this Form 20-F, this transaction is still subject to the corresponding approvals.

The agreement to sale our interest in the Federal Penitentiaries we believe demonstrates the success of our Infrastructure division in creating value for Homex. The Company remains committed to growing our Infrastructure Division, and we anticipate participating in future similar projects.

Maintain a Conservative Financial Position

We operate our business with the goal of reducing our leverage level and exposure to financing risk.  We begin construction only when an approved homebuyer has qualified for a mortgage and, if applicable, made a down payment, thereby reducing our working capital needs.  We believe we will gain the financial flexibility to respond quickly to market opportunities and lessens any negative effects that might result from a downturn in the economy.

Maintain Appropriate and Balanced Land Reserves

We believe our ability to identify, acquire and improve land is critical to our success.  Because the success of our operations depends, among other things, on managing our land reserves efficiently, we continually review our portfolio and seek new development opportunities.  By pursuing land investment opportunities, as of December 31, 2012, we had land inventory for 6 years of future home deliveries.  For 2013, we anticipate minimizing investments by following a conservative replacement strategy for land bank acquisitions.  In addition, investments have been minimized due to an increased focus on the development of vertical housing.  We target having an average land inventory equal to 6 years of future home deliveries.

We generally purchase large parcels of land in order to amortize our acquisition and infrastructure costs over a large number of homes, minimize competition, and take advantage of economies of scale.  As of December 31, 2012, we had total land reserves under title of approximately 75.2 million square meters, primarily in Mexico and including approximately 2.3 million square meters of land reserves in Brazil.  We estimate we could build approximately 430,018 affordable entry-level homes, approximately 20,767 middle-income homes and approximately 2,217 tourism homes on our land reserves.

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

During 2011 and 2012, we continued to expand our “Homex Community” concept initially launched in 2008.  The Homex Community is an initiative designed to improve the urban planning of our communities to offer our customers integrated communities attractive to a younger population.  We believe a younger demographic prefers to live closer to the city, in an environment where families can enjoy a living experience that promotes social interaction and shopping, and where services and entertainment are convenient.  The Homex Community is a concept for constructing cities which applies modern urban development models, as well as innovative techniques for social development.  Through Homex Communities, we are primarily focused on improving the quality of life as well as enhancing the appraised value of both home and projects.  Homex Communities include commercial areas, special and general services and recreational spaces that facilitate social interaction.

In addition, Homex Communities participate in Conavi and Infonavit initiatives designed to promote green homes and orderly urban planning through increased project density resulting from vertical construction.  Some of these benefits include access to more and larger subsidies for customers; exclusive budget of subsidies and higher priority to mortgage applications linked to vertical housing and permanent registration with Infonavit for mortgage applications connected to vertical housing.  During 2011, we introduced vertical prototypes of three to four levels in our affordable entry-level projects.  This was accomplished through the use of our cutting edge aluminum mold construction technology.  As of December 31, 2012, vertical prototypes represented approximately 55% of total Homex homes under construction, as compared to approximately 40% over the same period in 2011.  We believe we are one of the first developers to actively implement vertical prototypes in many Mexican cities, which we believe has helped us drive sales.

Moreover, the new housing policy implemented by the Mexican federal government maintains several of the objectives of the previous administration favoring vertical over traditional horizontal housing, which benefits homebuilders, such as Homex.

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

During the year ended December 31, 2012 we used this technology in 85% of our home construction. We intend to continue using this technology in the future.

Our Markets

We operate in geographically diverse markets throughout Mexico, from Tijuana in the north to Tapachula in the south, including 146 developments in 35 cities and 21 states as of December 31, 2012, which states represent 80.39% of Mexico’s population, according to INEGI.  For the year ended December 31, 2012, 30.6% of our revenues originated in the state of Jalisco, 12.6% in the Mexico City Metropolitan Area, the largest city in Mexico  and 9.3% in Baja California Sur.  The remaining revenues originated in 26 other cities.  As a diversified homebuilder our national footprint covers:  (i) capital cities, where we benefit from a stable demand from government employees; (ii) industrial cities, including Puebla, Monterrey, Guanajuato, Saltillo and Chihuahua, where we benefit from Mexico’s export oriented economy; and (iii) tourism and service oriented cities.  As of December 31, 2012, México’s service activities accounted for 27.9% of the country’s GDP, and this type of industry employed approximately 61.4% of the active population subscribed at the social security service.  We believe our geographic diversity within Mexico has enabled to mitigate our risk exposure to any one region.

We seek to continue operations in markets where we have a strong presence and to expand into underserved markets where demand for housing is high.

Total Homes Sold

The following table sets forth information on our historical sales by country and state.  During 2010, 89.2% and 10.8% of the homes closed were affordable entry-level and middle-income, respectively during 2011, 93.2% and 6.8% of the homes closed were affordable entry-level and middle-income, respectively and during 2012, 85.4% and 14.6% of the homes closed were affordable entry-level and middle-income, respectively.

In 2012 and 2011, we recognized revenues outside Mexico in connection with 249 and 1,065 affordable entry-level homes, respectively, in the cities of Sao Jose dos Campos, Marilia and Campo Grande, Brazil.

Presented below is a summary of homes closed:

	Year Ended December 31,
	2012		2011		2010		2009
State	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income	Affordable entry-level	Middle- income
México
Baja California	2,842	123	4,005	518	2,797	419	3,648	206
Baja California Sur	3,727	220	4,430	16	2,899	71	1,168	131
Chiapas	698	—	—	—	974	104	1,427	232
Chihuahua	1,740	31	941	—	650	36	98	58
Coahuila	148	—	720	—	2,295	—	1,490	30
Durango	1,210	—	752	—	746	—	1,318	—
Guanajuato	336	—	80	257	235	287	1	134
Estado de México	3,109	1,393	14,798	1,060	7,926	722	13,919	898
Guerrero	436	1,446	—	—	23	413	333	72
Hidalgo	—	—	366	55	48	252	—	1
Jalisco	12,765	1,090	6,905	292	5,680	323	4,608	526
Michoacán	530	—	994	42	768	136	811	15
Morelos	433	—	982	—	839	312	936	164
Nuevo León	1,229	1,039	3,056	197	4,354	616	5,205	255
Oaxaca	—	130	—	597	—	—	—	—
Puebla	1,246	—	494	—	1,427	—	1,945	—
Querétaro	271	—	1,277	—	1,109	—	1,125	—
Quintana Roo	520	276	3,862	301	1	584	81	265
Sinaloa	1,599	189	298	135	913	135	1,114	62
Sonora	1,192	316	328	74	1,057	116	97	227
Tamaulipas	596	—	99	—	330	147	61	56
Veracruz	1,791	25	3,482	8	4,226	95	3,135	151
Subtotal	36,418	6,278	47,869	3,552	39,297	4,768	42,520	3,483
Brazil	249	—	1,065	—	282	—	13	—
Total	36,667	6,278	48,934	3,552	39,579	4,768	42,533	3,483

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

According to INEGI, Mexico had a population of approximately 115.6 million in 2012 and estimates that this will grow to 137 million in 2050. Conapo estimates that there will be approximately 29.9 million households in Mexico in 2013 and that there will be approximately 30.5 million households by year-end 2014, approximately 32.9 million by year-end 2018 and approximately 34.0 million by year-end 2020.  As of December 31, 2012, our market share in the affordable entry-level segment had remained relatively stable at 34.8% compared to 35.3% during the 2011.

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

Housing Supply

In 2012, SHF’s housing statistics indicated there was a shortage of 9.0 million homes in Mexico.  This figure included:

•                                          1.6 million new homes to accommodate multiple households currently living in a single home and households living in homes that must be replaced; and

•                                          7.4 million substandard homes in need of extensive repair and possible replacement.

CONAVI estimates that the growth of the Mexican population will generate a sustained demand for new homes of at least 583,621 units during 2013.  To address the immediate shortage of 9.0 million homes as well as the anticipated new demand, the Mexican government committed to financing and/or building at least 1.0 million units in 2013.

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

The mission of INVI is to satisfy the need for housing of families with limited economic resources located in the Federal District through the granting of mortgages for affordable entry-level homes, with the goal of creating 192,544 new housing units in the years 2007-2012.  For the year ended December 31, 2012, INVI had granted 5,651 mortgages for new homes, and 8,599 credits for home improvements.

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

Mexico’s developer-built housing market is categorized in the table below:

Housing Market Segments

Segment	Cost	Size	Characteristics
Affordable entry-level	Between Ps.109,000 and Ps.541,000 (US$8,392-US$41,654)	35 m2-75 m2 (377 sq. ft. -807 sq. ft.)	Kitchen; living, dining area; 1-3 bedrooms; 1 bath; parking; titled; all utilities available

Middle-income	Between Ps.541,001 and Ps.1,364,000 (US$41,654-US$105,020)	65 m2-130 m2 (700 sq. ft.-1,399 sq. ft.)	Kitchen, family room, living, dining room; 2-4 bedrooms; 2-4 baths; 1-4 parking; service quarters; titled; all utilities available

Residential	More than Ps.1,364,000 (US$105,020)	more than 130 m2 (1,399 sq. ft.)	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

Tourism	Between US$300,000 and US$950,000	Between 1,500 sq. ft. and 2,150 sq. ft.	Kitchen; family room; living room; dining room; 3-4 bedrooms; 3-5 baths; 3-6 parking; service quarters; titled; all utilities available

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

Between 1997 and 1998, home sales stabilized, growing slightly in 1997 due to improving economic conditions.  During 1999 and 2000, mortgage financing increased due to stabilizing economic conditions.  The level of available financing has remained stable as a result of Mexican government policies, although future performance or growth might be reduced due to a more mature industry and a lower population growth.

On February 11, 2013, the Presidency of the Mexican Republic announced its National Housing Policy which is based on four strategies to: (i) achieve better interinstitutional coordination, (ii) transition towards a sustainable and smart urban development model, (iii) reduce housing backlog, and (iv) ensure a life of dignity for all Mexicans.

All four strategies will be coordinated by the Secretary for Agrarian, Territorial, and Urban Development (SEDATU) through the National Housing Commission (CONAVI), the Commission for the Regularization of Land-Tenure (CORETT), and the public trust called the Popular Housing National Fund (FONHAPO).

The above policy indicates that a transition period up to 24 months will be established in order for all parties to be able to make the necessary changes.

As of the issuance date of the Company’s consolidated financial statements, management is in the process of evaluating the transitional impacts of this policy on its operations.

The new housing policy maintains several of the objectives of the former administration; however, it creates new goals such as improved coordination and oversight of the different housing-related agencies and the expansion of financing and government subsidies to a growing population. In addition, we believe that the new housing policy is likely to favor vertical over traditional horizontal housing, which benefits homebuilders, such as Homex, that have begun shifting their product mix towards vertical construction since 2010. The implementation of this policy could potentially represent additional changes in the rules of operation for housing developers. The Mexican federal government has stated that there will be a 24 month transition period before any new rule becomes effective, and that during 2013 homebuilders will operate according to the current rules.

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

According to Conavi, from 2001 to 2012 mortgage providers in Mexico granted 12,918,538 mortgages, a 8.3% compound annual growth rate from 461,927 in 2000 to 1,167,464 in 2012.  For the year ended December 31, 2011, a total of 1,111,750 mortgages, of which 550,516 were for new homes, were granted by all public and private entities involved in the Mexican housing market, according to Conavi.  As of December 31, 2012, mortgage providers in Mexico had granted a total of 1,167,464 mortgages.

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

Homebuyers qualify for Infonavit loans according to a point system whereby points are awarded based on income, age, amount of monthly contributions, and number of dependents, among other factors.  The total loan amount may equal 100% of the cost of a home, up to a maximum of between 300 and 350 times the minimum monthly general wage in Mexico City (Salario Mínimo General Mensual del Distrito Federal), depending on geographical region.  For 2013, the daily minimum wage in the Federal District is Ps.62.33 (US$4.80).  Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions by employers.  Infonavit generally grants loans at variable annual interest rates, which are indexed to inflation and based on a borrower’s income.

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

Late in 2011, Infonavit launched a new financing program for its subscribers to renovate their homes called “Mejora tu Casa”. Through this financing program subscribers can use their credit to remodel their home. The credit ranges from Ps. 4,000 to Ps. 46,855.

During 2012, Infonavit implemented a new program called “Infonavit + Credito” to allow affiliated workers who have already finished paying its first mortgage, to have access to a second one, which is estimated to represent potential demand from up to 330,000 workers. Infonavit expects to grant approximately 50,000 mortgages per year, beginning in 2013.

Infonavit provided approximately 52.0% of all home mortgage financing in Mexico during the year ended December 31, 2011.  As of December 31, 2012, Infonavit provided approximately 49.5% of all home mortgage financing in Mexico.

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

The forecasted Infonavit lending goal for 2013-2018 period has been recently announced as follows:

Year	Mortgages
2013	520,000
2014	540,000
2015	560,000
2016	580,000
2017	590,000
2018	580,000

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

Fovissste generally grants loans at variable interest rates, indexed to inflation, for a maximum amount of approximately Ps. 803,544 (US$61,868).  Repayment is calculated based on the borrower’s wages, for a term of up to 30 years, and is made by direct wage deductions.

Fovissste’s forecasted lending goal for 2012 was to grant approximately 70,000 mortgages.  As of December 31, 2012, Fovissste granted 64,284 mortgages due to additional steps in its mortgage authorization process that have increased the time to formalize mortgages.  In addition, the lottery system used by Fovissste has affected its timely allocation of mortgages.  Fovissste provided approximately 5.8% of all home mortgage financing in Mexico during the year ended December 31, 2012.

SHF

SHF was created in 2002 as a public sector development bank.  SHF obtains funds from the World Bank, the Mexican government, and SHF’s own portfolio and provides financing through intermediaries such as commercial banks and Sofoles.  In turn, financial intermediaries administer SHF-sponsored mortgage loans, including disbursement and servicing.

Traditionally, SHF has been an important source of construction financing for housing developers by providing loans to commercial banks, Sofoles and Sofomes (which in turn make direct bridge loans to developers).  In lieu of funding bridge loans for homes with a higher purchase price of up to UDI 500,000 (approximately Ps. 2,437,312 or US$187,659 as of December 31, 2012), SHF will provide guarantees to support efforts by commercial banks and Sofoles to raise capital for the financing of bridge loans to build such homes.

In addition, SHF makes financing available to commercial banks and Sofoles for the purpose of providing individual home mortgages for affordable entry-level and middle-income homes.  Historically, SHF has only financed a total amount equal to 80% to 90% of a home’s value, generally for a maximum of approximately UDI 500,000 (approximately Ps. 2,437,312 or US$187,659 as of December 31, 2012).  Beginning in 2005, however, in order to maximize the availability of affordable entry-level mortgages, SHF has replaced its financing of mortgages for homes with a purchase price greater than UDI 150,000 (approximately Ps. 731,194 or US$56,298 as of December 31, 2012) with credit enhancements and loan guarantees for commercial banks and Sofoles to support their capital-raising efforts for the financing of such individual mortgage loans.

In connection with its mortgage financing operations, during 2012 SHF did not issue mortgage backed securities (Bonos Respaldados Por Hipotecas or “BORHIS”).  However, SHF continued to provide information and analysis regarding historical information, risk of default, and market evolution concerning BORHIS issuances.  By engaging in market-making activities and providing mortgage financing to underserved segments of the population, SHF also provided liquidity to the Mexican housing market.  Additionally, SHF has committed to focus its strategy on the promotion of Self-Sustainable Housing Environments (Desarrollos Urbanos Integrales Sustentales) and in the re-population of urban areas.

On March 2013, Mexico’s Ministry of Finance announced that the SHF will grant first-loss guarantees on construction loans to homebuilders of up to 30% of the loan exposure. The guarantee program is expected to have a positive impact for Mexican homebuilders because it provides companies with additional liquidity to refinance upcoming debt maturities. SHF will benefit from an unconditional guarantee from the Mexican government for all SHF obligations. The Mexican government’s unconditional guarantee on SHF’s obligations is due to expire on December 31, 2013, however guarantees and obligations of SHF existing on or before such date will continue to be guaranteed by the Mexican government.

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

Commercial banks, Sofoles and Sofomes provided approximately 10.1% of all home mortgage financing in Mexico during the year ended December 31, 2012 according to Conavi.

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

According to Conavi, other public housing agencies provided approximately 32.1% of all mortgage financing in Mexico during the year ended December 31, 2012.

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

All things considered, we estimate that approximately 1,304 different companies operate new home developments in Mexico. The following table sets forth the approximate operating information of the largest home builders in Mexico with which we compete based on public information and our estimates:

Competitor	2012 Home Sales	2012 Sales (millions of Ps.)	Location in Mexico
GEO	55,485	19,078	National
URBI	28,177	13,075	North, Mexico City and Guadalajara areas
ARA	13,517	6,514	National
SARE	N/A	1,530	Mexico City region

Source:  Companies’ 2012 fourth quarter financial releases.

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

Sales

In general, we make sales either at sales offices or model homes.  Using data we gather through our marketing efforts, we open sales offices in areas where we identify demand.  As of December 31, 2012, we operated 66 sales offices, one in each of the developments we have established.  Similarly, once we have purchased land and planned a development in regions we have identified as underserved, we build and furnish model homes to display to prospective customers.  We have sales offices in each of our branches where trained corporate sales representatives are available to provide customers with relevant information about our products, including financing, technical development characteristics, and information about our competitors and their products.  We provide the same information through trained corporate sales representatives at model homes.  We compensate our sales agents on an exclusively performance-based commission method, typically 2.3% of the total home price.

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

During 2007, we acquired construction technology based on aluminum molds; this technology has improved the efficiency of the construction process.  Among the advantages are shorter construction time; better quality and reduced reprocessing; re-use of the same mold for several prototypes of homes, with an estimated life of 2,000 usages per mold; versatility, because the molds permit construction ranging from simple floors to apartment buildings using the same system; labor savings; compatibility among international suppliers; eco-friendliness because, unlike traditional construction methods, mold construction does not utilize timber; and durability, due to the use of concrete.  During the year ended December 31, 2012 we used this technology in the construction of 85% of our home construction.

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

Our main suppliers include Cemex México, S.A. de C.V., Aceros Turia, S.A. de C.V., Home Depot Mexico, S. de R.L.  de C.V., Edenred Mexico, S.A. de C.V., Distribuidora Tamex, S.A. de C.V., Compañía Sherwin Williams, S.A. de C.V., Construcciones Lizarraga, S.A. de C.V., Sanitarios, Azulejos y Recubrimientos, S.A. de C.V., Emsco, S.A. de C.V., Capeco, S.A. de C.V., Cuprum, S.A. de C.V. and Prefabricados Realiza del Norte, S.A. de C.V.

Substantially all of the materials that we use are manufactured in Mexico and are delivered to our sites from the supplier’s local facilities on a time-efficient basis designed to keep low levels of inventory on hand.  Our principal materials and supplies are readily available from multiple sources and we have not experienced any shortages or supply interruptions.

Labor

As of December 31, 2012 we had a total of approximately 9,975 employees, of whom 9,290 were employed in Mexico, 682 in Brazil and 3 in India.  Our total employees at December 31, 2011 were 11,299.  Approximately 57% of our employees as of December 31, 2012 were administrative and managerial personnel.

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

As of December 31, 2012, all of our construction employees were members of a national labor union of construction workers.  The economic terms of our collective bargaining agreements are negotiated on an annual basis.  All other terms and conditions of these agreements are negotiated every other year.  We believe that we have an excellent working relationship with our workforce.  We have not experienced a labor strike or any significant labor-related delay to date.

Customer Services and Warranties

We hold insurance that covers defects, hidden or visible, during construction and which also covers the warranty period provided by us to homebuyers.  As mentioned in Note 28 to our consolidated financial statements, we provide a two-year warranty to all of our customers.  This warranty could apply to damages derived either from our operations or from defects in materials supplied by third parties (such as electrical installations, plumbing, gas, waterproofing, etc.) or other circumstances outside our control.

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors that covers the claims related to the quality of their work.  We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires.  Generally, the warranty period lasts for one year after the contractors complete their work and covers any visible or hidden defect.  We believe that at December 31, 2012 we had no unrecorded losses with respect to these warranties.

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

On July 29, 2010, Article 17 of the Mexican Constitution was amended in order to authorize class actions to be brought in federal courts in connection with civil actions on matters related, among others, with consumer protection, economic competition, and environmental law. Consequently, on August 30, 2011, the Federal Code of Civil Procedure (Código Federal de Procedimientos Civiles), the Federal Antitrust Law (Ley Federal de Competencia Ecónomica), the Federal Law for Consumer Protection (Ley Federal de Protección al Consumidor) and the General Environmental Protection Law (Ley General del Equilibrio Ecológico y la Protrección al Medio Ambiente) were amended to incorporate class actions; such amendments were effective as of March 1, 2012.

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

Significant Subsidiaries

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2012 and December 31, 2011:

	Jurisdiction of	Ownership percentage
Name of Company	Incorporation	2012	2011	Products/Services
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing

Nacional Financiera, S.N.C. Fiduciaria del Fideicomiso AAA Homex 80284	Mexico	100%	100%	Financial services

Administradora Picsa, S.A. de C.V.	Mexico	100%	100%	Administrative services and promotion related to the construction industry

Altos Mandos de Negocios, S.A. de C.V.	Mexico	100%	100%	Administrative services

Aerohomex, S.A. de C.V.	Mexico	100%	100%	Air transportation and lease services

Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	Mexico	100%	100%	Construction and development of housing complexes

Homex Atizapán, S.A. de C.V.	Mexico	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing

Casas Beta del Centro, S. de R.L. de C.V. (1)	Mexico	100%	100%	Promotion, design, construction and sale of entry-level and middle-income housing

Casas Beta del Norte, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing

Casas Beta del Noroeste, S. de R.L. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of entry-level housing

Hogares del Noroeste, S.A. de C.V. (2)	Mexico	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing

Opción Homex, S.A. de C.V.	Mexico	100%	100%	Sale, lease and acquisition of properties

Homex Amuéblate, S.A. de C.V.	Mexico	100%	100%	Sale of housing-related products

Homex Global, S.A. de C.V. (3)	Mexico	100%	100%	Holding company for foreign investments

Sofhomex, S.A. de C.V. S.F.O.M. E.R.	Mexico	100%	100%	Financial services

Nacional Financiera, S.N.C. Fiduciaria del Fideicomiso Homex 80584	Mexico	100%	100%	Employee stock option plan administration

HXMTD, S.A. de C.V.	Mexico	100%	100%	Promotion, design, construction and sale of upper-income tourism housing

Homex Central Marcaria, S.A. de C.V.	Mexico	100%	100%	Administration of industrial and intellectual property

Homex Infraestructura, S.A. de C.V. (4)	Mexico	100%	100%	Design and construction service for public or private services

CRS Morelos, S.A. de C.V.	Mexico	100%	100%	Construction services to government

CT Prop, S. de R.L. de C.V. (5)	Mexico	100%	100%	Promotion, design, construction and sale of tourism housing

CT Loreto, S. de R.L. de C.V. (5)	Mexico	100%	100%	Promotion, design, construction and sale of tourism housing

Mexaval, S.A. de C.V. S.FO.M.E.N.R. (6)	Mexico	51%	—%	Financial services

Sociedad Desarrolladora de Proyectos Hospitalarios Limitada (7)	Chile	99%	—%	Construction and public or private infrastructure components in Chile.

(1)                    Casas Beta del Centro, S. de R.L. de C.V.  (“CBC”) owns 100% of the outstanding stock of Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V.  (“Huehuetoca”), which are engaged in the promotion, design, construction and sale of entry-level housing.  Huehuetoca is fully consolidated in accordance with IAS 27, Consolidated and Separate Financial Statements, since we have control over this subsidiary.

(2)                    Hogares del Noroeste, S.A. de C.V. is a 50% owned and controlled subsidiary of Desarrolladora Homex, S.A.B. de C.V., which is engaged in the promotion, design, construction and sale of entry-level and middle-income housing.  This entity is fully consolidated in accordance with the guidance included in IAS 27, since we have control of this subsidiary.

(3)                    Homex Global, S.A. de C.V, (“Homex Global”) owns the outstanding stock of the following companies:

(a)         Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that is to perform the construction and development of entry-level and middle-income housing in India.  This company has had no significant operations to date.  The Company has postponed its efforts to enter the Indian housing market; as a result, the Company has closed its research and development office in the country, and all necessary actions required to finalize operations in India, such as paying all creditors and suppliers, are being taken. The Company estimates this process shall take between 3 to 6 months after which it will leave administrative offices open to continue the ongoing legal processes.

(b)         Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no operations during the periods presented herein.

(c)          Homex Global owns 100% of the outstanding common stock of Homex Brasil Participacoes Limitada (“Homex Brasil”), through its subsidiaries Éxito Construcoes e Participacoes Limitada and HMX Empreendimentos Imobiliarios Limitada.  Through twenty three subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brazil.  During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in Sao Jose dos Campos, northeast of Sao Paulo.  During the years ended December 31, 2012 and 2011 we recognized revenues from its Brazilian operations of Ps. 131,513 and Ps. 598,678, respectively.

(d)         Homex Global owns 100% of the outstanding stock of MCA Incorporacoes, S.A., a subsidiary located in Brazil that entered into a simple and guaranteed debentures issuance, through the issuance of 1,279 debentures (See Note 17.2 to our consolidated financial statements).

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

(6)                    This company was founded in 2012 to provide financial services; however it had no significant operations from its inception to date.

(7)                    This company was founded in 2012 to perform construction of public and private infrastructure components in Chile; however it had no operations from its inception to date.

ITEM 4A. Unresolved Staff Comments.

Not applicable.

ITEM 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein.  Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by IASB.  Such consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. Until and including our financial statements for the year ended December 31, 2011, we prepared our consolidated financial statements in accordance with Mexican FRS. See Note 4 to our audited consolidated financial statements for an analysis of the effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2011 and for the year ended December 31, 2011. Following the Company’s adoption of IFRS, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS no audited consolidated financial statements and financial information prepared under IFRS for the year ended December 31, 2010 have been included in this annual report. Consequently no discussion is included for the year 2010.

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

Overview of Accounting Presentation

We adopted IFRS as of December 31, 2012, with a transition date to IFRS of January 1, 2011.  We began reporting preliminary unaudited IFRS figures to the Mexican market during the first quarter of 2012.  IFRS has certain mandatory exceptions, as well as limited optional exceptions, in connection with the initial adoption of IFRS, which do not require the retrospective application of IFRS.

Refer to Note 4 to our consolidated financial statements for a quantitative reconciliation of our adoption of IFRS, and its impact on the consolidated financial statements.

For preparing the consolidated financial statements under IFRS, we applied the mandatory exceptions and utilized certain optional exemptions set forth in IFRS 1, related to the complete retroactive application.

We applied the following mandatory exemptions set forth in IFRS 1, which do not allow retroactive application to the requirements set forth in such standards:

•                  Accounting estimates: all material accounting estimates made under MFRS are consistent with the estimates under IFRS made for the same periods.  Retrospective adjustments to accounting estimates made prior to the transition date have not been made.  Certain adjustments (corrections) were made to the estimated useful lives of property and equipment which were applied prospectively from the January 1, 2011 transition date. Such adjustments were not material to the previously issued January 1, 2011 MFRS consolidated statement of financial position, or to the previously issued MFRS consolidated statement of income for the year ended December 31, 2011.

•                  Hedging relationships: derivative financial instruments that were hedged under MFRS qualify for hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement. No designations of hedging relationships were made retrospectively.

The Company applied the following optional exemptions set forth in IFRS 1:

•                  IFRS 3 Business Combinations: this exemption was applied to prior businesses combinations for IFRS that occurred before January 1, 2011. The use of this exemption means that the MFRS carrying amounts of assets and liabilities, that are required to be recognized under IFRS, is their deemed cost at the date of the acquisition. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position.

•                  We elected to restate certain items of property and equipment as of the transition date; the restated amount represents the fair value as a deemed cost one time revaluation, including accumulated depreciation. Such fair value was determined based on external appraisal.  Subsequent to the IFRS transition date, we applied historical cost accounting for its property and equipment acquisitions.

•                  We elected to apply the requirements of IAS 23 Borrowing costs from the transition date and shall account for borrowing costs after the transition date in accordance with IAS 23, including those borrowing costs incurred after that date on qualifying assets already under construction. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption.

The following is a description of the significant adjustments recorded by us when adopting IFRS:

a.              Inflation effects

Under MFRS, the effects of inflation on the financial information were recognized until December 31, 2007. Subsequent to 2007, inflation was recognized under MFRS when the economic environment on the entity was inflationary, that is, when cumulative inflation for the three preceding years was equal or larger than 26%. IFRS considers an economy as hyper-inflationary when the cumulative inflation over the three preceding years approaches or exceeds 100%. The last hyperinflationary period for México was 1997, and for Brazil was in 1997 prior to our initiation of its Brazilian operations. Due to Homex was incorporated in 1998, previously recorded inflationary effects in México for all periods through 2007 were eliminated.

The effect of inflation effects elimination at the transition date resulted in a reduction of Ps. (52,464) and Ps. (203,205) in inventory and land held for future developments, respectively, an increase of Ps. 457,606 to additional paid in capital, a decrease of Ps. (102,567) to common stock and a decrease of Ps. (21,183) to property and equipment, all adjustments were taken against retained earnings. The elimination of indexation from inventory balances as of the transition date also resulted in a decrease in cost of sales of Ps. 55,255 during the year ended December 31, 2012. Adjustments to the gross cost basis of property and equipment, also resulted in adjustments to the amounts of depreciation expense recorded during the year ended December 31, 2012.

b.              Property and equipment revaluation

We elected to measure its property and equipment at the date of the transition of IFRS at its fair value and use that fair value as its deemed cost at that date except for the assets related to Brazil and India for which we elected to use MFRS previous values of property and equipment at the date of transition to IFRSs as deemed cost.

For periods subsequent to the IFRS transition date, we measure its property and equipment using the historical cost basis.

The effect of property and equipment revaluation as deemed cost resulted in an increase to property and equipment of Ps. 528,102 against retained earnings.

	Historical cost		Remeasurement		Fair value
Cost:
Land and buildings	Ps.	286,833	Ps.	273,608	Ps.	560,441
Machinery and equipment		1,626,885		(925,904)		700,981
Air transportation equipment		75,202		(53,218)		21,984
Other fixed assets		421,319		(176,373)		244,946
	Ps.	2,410,239	Ps.	(881,887)	Ps.	1,528,352

Accumulated depreciation:
Buildings	Ps.	64,299	Ps.	(64,299)	Ps.	—
Machinery and equipment		1,080,536		(1,068,257)		12,279
Air transportation equipment		32,555		(32,555)		—
Other fixed assets		230,277		(223,695)		6,582
	Ps.	1,407,667	Ps.	(1,388,806)	Ps.	18,861
Net	Ps.	1,002,572	Ps.	506,919	Ps.	1,509,491

These adjustments to the gross cost basis of property and equipment, also resulted in adjustments to the amounts of depreciation expense recorded during the year ended December 31, 2012.

c.               In 2008 we adopted MFRS D-3 Employee benefits. Upon the adoption of MFRS D-3, we recorded a deferred profit sharing liability of Ps. 29,667 charging the transition obligation to other equity accounts. Upon transition to IFRS, we have eliminated this previously recorded equity amount against retained earnings.

d.              Debt issuance costs presentation and amortized cost financial liabilities revaluation

Under IFRS the debt issuance costs are to be reflected as a reduction of outstanding borrowings in the consolidated statements of financial position. Under MFRS these debt issuance costs were presented as a component as other assets.

Loans payables under MFRS were recognized at nominal amount plus accrued interests, for IFRS loans payable are recognized at amortized cost.

The effect of these differences resulted in a reclassification of Ps. (163,867) from other assets to short and long term debt of Ps. (35,465) and Ps. (128,402) respectively.  This difference also resulted in a reduction of Ps. (15,701) of the amortization of loan costs under which was charged against retained earnings at the IFRS transition date.

e.               Derivative financial instruments

IFRS requires the consideration of credit risk in determining the fair value of financial instruments. Credit risk is the risk that the counterparty will not meet its contractual obligations. Upon transition to IFRS, we adjusted the fair value of the asset and liability position of the derivative financial instruments considering the credit risk of the counterparty. At the transition date, the effect of credit risk as a component of fair value calculation resulted in a reduction of Ps. (4,991) to other assets and an increase of Ps. 15,796 to derivative financial instruments liability against retained earnings. Additionally we made a reclassification from the other assets to financial derivatives instruments for Ps. 13,123 to show the balance of financial derivatives instruments separately.

IFRS also requires measuring the effectiveness of derivative financial instruments that meet the criteria for hedge accounting at the end of each reporting date, while under MFRS this is not required. The ineffective portion of financial derivative instruments that qualified as hedge were adjusted to retained earnings at the transition date for Ps. 28,793 with a deferred income tax effect of Ps. 8,485.

f.                Employee benefits obligations

Under MFRS, a severance provision and the corresponding expenditure must be recognized if the entity intends to terminate the employment relationship before the retirement date, or intends to pay benefits as a result of an offer made to employees to encourage a voluntary termination. Under IFRS, this provision is recorded when the actions of Homex have demonstrated commitment to end the relationship with the employee or a bid to encourage voluntary retirement. This action is shown with a formal plan that describes the characteristics of the termination of employment. Accordingly, we eliminated at the transition date its severance indemnity as an increase in retained earnings. The effect at the transition date was Ps. (85,794) as a decrease to employee benefits obligations against retained earnings.

g.               Borrowing costs

As explained above, we elected to apply the requirements of IAS 23 Borrowing costs from the transition date and shall account for borrowing costs after the transition date in accordance with IAS 23, including those borrowing costs incurred after that date on qualifying assets already under construction. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption. Thus, subsequent to January 1, 2011, we only capitalize interests and foreign exchange losses that are attributable to the acquisition, construction or production of long-term assets as part of the cost of such assets. This difference has resulted in an increase in the amount of borrowing costs charged to the statement of income during 2011 of Ps. 482,983.

h.              Deferred income taxes

The IFRS adjustments that were recorded by we had an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, Income taxes.

i.                  Profit sharing

Under MFRS, profit-sharing costs are considered in a separate concept in the consolidated statement of financial position. Under IFRS such amounts were recorded as part of the trade account payable. Under MFRS profit-sharing costs are considered in other expense concept in the consolidated statement of income, while under IFRS such amounts were presented as part of cost of sales.

j.                 Restricted cash

Under MFRS the cash and cash equivalents include restricted cash for Ps. 127,530 at transition date, for IFRS this amount was reclassified to a restricted cash account.

k.              Equity earnings in associate

Under MFRS this amount was presented as part of the other assets in the consolidated statements of financial position and other (expenses) income in the statement of income. Under IFRS this account is presented in a separate line in the consolidated statement of financial position and statement of income.

l.                  Other operating expenses (income), net

Under MFRS other expenses (income) was presented in a separate line in the consolidated statement of income after operating income. Under IFRS such amount were recorded as part of other operating expenses.

Under MFRS commissions paid to INFONAVIT and Registro Unico de Vivienda (“RUV”) were part of interest expense. Under IFRS this account is part of other operating expenses.

m.          Net comprehensive financing cost

Under MFRS we show as part of the net comprehensive financing costs: the interest expense, interest income, exchange gain/loss, net and valuation effects of financial derivatives instruments, net. Under IFRS these accounts are not part of any caption.

n.              Statement of compressive income

Under MFRS comprehensive income was shown only on the statement of changes in equity. Under IFRS we opted to show in a separate consolidated financial statement.

o.              Statement of cash flows

Refer to summary condensed financial information for the statement of cash flows above. The transition from MFRS to IFRS had the following impact on the statements of cash flows:

•                  Restricted cash under MFRS was presented as cash and cash equivalents under MFRS. Under IFRS restricted cash is presented separately on the consolidated statement of financial position, and also presented as an operating activity in the statement of cash flows.

•                  Income before income taxes caption under IFRS changed from MFRS due to the notes a, b, e, f, g, h and k included in the reconciliation of the statement of income.

•                  Depreciation included in operating activities changed compared to depreciation under MFRS due to depreciation expense on the revaluation of property and equipment for deemed cost purposes as explained above.

•                  Inventories and land held for future developments was adjusted by IFRS as a consequence by the derecognition of inflation effects previously allocated under MFRS and the borrowing costs that were adjusted due to the IFRS adoption.

•                  A reclassification of the employee profit sharing is included from other liabilities to trade accounts payable.

p.              Revenues

Revenues under IFRS are disclosed in the consolidated statements of income including the type of revenues, while revenues under MFRS were disclosed in only one caption.

During 2011, there were limited situations where the Company sold to its “affordable entry level” customers a house with incremental improvements beyond the “basic house”. In its 2011 statement of income, the Company has recognized the incremental (unsecured receivable) amounts on a cash basis when received, as collection was not otherwise deemed probable under IAS 18. This resulted in a remeasurement adjustments of Ps. 30,226 in 2011 from that previously under MFRS. Such unsecured receivable amounts were not material at either January 1, 2011 or December 31, 2012, and accordingly have not been adjusted for as of those dates.

Note 6 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that will become effective in 2013 or thereafter. We do not currently expect that any of these will have a significant impact on the presentation of our financial statements.

Effects of Inflation

To determine the existence of hyperinflation, we evaluate the qualitative characteristics of the economic environment of each country, as well as the quantitative characteristics established by IFRS, including an accumulated inflation rate equal or higher than 100% in the past three years. Pursuant to this analysis, Mexico is not considered to be hyperinflationary, with annual inflation rates of 4.40% in 2010, 3.82% in 2011 and 3.57% in 2012.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make various accounting judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities, at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Presented in Note 3 to our consolidated financial statement is a summary of our significant accounting policies.  Presented in Note 5 to our consolidated financial statements is a summary of certain critical judgements, estimates and assumptions used by management in preparing the consolidated financial statements. Please refer to both notes for a complete discussion of our accounting policies and the associated judgements, estimates and assumptions used.

Certain critical accounting estimates are further highlighted below:

Revenue and Cost Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. We have concluded that we are acting as a principal in all of our revenue arrangements. The following specific recognition criteria must also be met before revenue is recognized:

(1) Home sales

Revenues, costs and expenses from our homes sales are recognized when all of the following conditions are fulfilled:

a)             we have transferred the control to the homebuyer, in other words, the significant risks and benefits due to the property or the assets ownership.

b)             we do not retain any continued participation of the actual management of the sold assets, in the usual grade associated with the property, nor do retain the effective control of the sold assets;

c)              the revenues amount can be estimated reliably;

d)             it is probable that the we will receive the economic benefits associated with the transaction; and

e)              the costs and expenses incurred or to be incurred related to the transaction can be estimated reliably.

The above conditions are typically met upon the completion of construction, and signing by us, the customer and (if applicable) the lender, the legal contracts and deeds of ownership (escritura) over the property. At that time, the customer would have the legal right to take possession of the home.

The cost of sales represents the cost incurred in the development of housing revenues by us during the year. These costs include land, direct materials, labor and all the indirect costs related to the development of the project such as indirect labor, equipment, repairs, depreciation and the capitalization of the comprehensive financing costs.

(2) Construction services

Construction services revenues and costs are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project, in accordance to IAS 11. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. We periodically evaluate the fairness of estimates used to determine the percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined.

During the years ended December 31, 2012 and 2011 we provided construction services only to Mexican government entities. The advances received from Mexican Government entities this construction services during the years ended December 2012 and 2011 were Ps. 654,310 and Ps. 127,760, respectively.

(3) Concession arrangements

We build infrastructure (construction services) that is used by the Mexican Government to provide a public service. We operate and maintain that infrastructure (operation services) for a specific period of time. This arrangement includes infrastructure used in a public service concession arrangement.

During 2010, we entered into the CRS Morelos Facility with the Mexican Government to build and then subsequently assist in the operation of one prison facility in Mexico. This arrangement is accounted under the financial asset model which is used when we have an unconditional contractual right to receive cash from or at the direction of the grantor for the construction services under a single contract or arrangement. The amount due from the grantor meets the definition of a financial asset which is measured at fair value. The amount initially recognized plus the cumulative interest on that amount is computed using the effective interest method.

Construction service revenues and related costs are recorded pursuant the percentage-of-completion method of accounting as described above. Once the project has begun operations, the services revenues will be recognized on a monthly basis.

For the years ended December 31, 2012 and 2011, we have recorded revenues of Ps. 4,122,858 and Ps. 129,672, respectively and costs of Ps. 3,177,470 and Ps. 98,141, respectively related to the construction project of CRS Morelos Facility Contract.

	2012		2011
Percentage of completion revenues under IAS 11
Costs incurred in the period	Ps.	3,177,470	Ps.	98,141
Recognized profits		945,388		31,531
Contract revenue for the period		4,122,858		129,672
Interest income		86,223		—
Brought forward		129,672		—
Financial asset, at estimated fair value	Ps.	4,338,753	Ps.	129,672

Impairment evaluation of inventories

We review the carrying amounts of our inventories when an impairment indicator suggests that such amounts might not be recoverable.  If events or changes in circumstances indicate that the carrying value may not be recoverable an assessment is undertaken to determine whether carrying values are in excess of their net realizable value. Net realizable value is the estimated sales price in the ordinary course of business, less estimated costs for completion and effecting a sale.

Net realizable value for development properties is based on internal project evaluations where assumptions are made about the project’s expected revenues and expenses. Valuation of these projects is performed according to lower cost of market principle. If the carrying amount of a project exceeds the net realizable value, a provision is recorded to reflect the inventory at the recoverable amount in the consolidated statement of financial position.

During the years ended December 31, 2012 and 2011, we adjusted the value of our inventory in-process at each of our three Brazilian projects whereby total inventory balances were written down by approximately Ps. 152,111 and Ps. 131,079, respectively. The carrying value of the Brazilian inventories as of December 31, 2012 and 2011 were Ps. 1,158,567 and Ps. 994,539, respectively, after such write-downs.

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

We recognize deferred tax assets and liabilities based on the differences between the financial statements, carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.  Included as a component of our net deferred tax liabilities are tax loss carry-forward assets (“NOL carry-forwards”) of Ps. 6,945,645 as of December 31, 2012 related to our operations in Mexico.  We believe that it is more likely than not that such NOL carry-forwards will be ultimately recovered, primarily through the reversal of deferred tax liabilities. We also have tax loss carry-forward assets (“NOL carry-forwards”) of Ps. 372,735 as of December 31, 2012 related to our operations in Brazil.  Given the uncertainty to recover these tax losses of our Brazilian operations, its total amount has not been recognized as a deferred tax asset in our consolidated financial statements.  See Notes 3 and 27 to our consolidated financial statements.

On December 7, 2009 a tax reform bill was approved and published, which reformed, amended and annulled certain tax dispositions that were effective on January 1, 2010. Subsequent changes in the tax reform through the Ley de Ingresos de la Federación were approved during 2012 and became effective on January 1, 2013.  These tax reforms bill enacted an ISR rate increase that is to be effective as follows: (a) for years 2010 to 2013, 30%; (b) for year 2014, 29%; and (c) for year 2015 and future years, 28%. The deferred income taxes as of December 31, 2012 include the effect of this change.

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

We have taken certain positions in our annual tax returns which are classified as uncertain tax positions for financial reporting purposes.  Specifically, uncertain tax positions currently outstanding relate to our interpretation of the Mexican Federal Income Tax Law (Ley del Impuesto sobre la Renta) related to the inclusion of certain debts in the calculation of the inflation adjustment, and the deduction of land by real estate developers.  As of December 31, 2012, 2011 and January 1, 2011 uncertain tax positions resulted in Ps. 1,140,083, Ps.942,234 and Ps. 604,139, respectively in deferred tax assets which had been recognized, and an additional current liability in the amount of Ps. 2,309,059, Ps.1,599,642 and Ps. 775,946, respectively in our consolidated financial statements. We consider this uncertain tax position as a current liability because it would be due upon demand in cash to the extent requested and could not be offset against net operating loss carry-forwards.

Going Concern

Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern.  Refer to both Note 29 to our consolidated financial statements and the report of our independent registered public accounting firm.

OPERATING RESULTS

The following table sets forth selected data on an IFRS basis for the years ended December 31, 2011 and 2012, stated in nominal pesos. All financial information has been prepared in accordance with IFRS. For a description of the method, see “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects—Overview of Accounting Presentation.” The table also sets forth the data as a percentage of our total revenues:

	Year Ended December 31,
	2012	2011
	(in thousands of Ps.)
IFRS:
Revenues	28,749,403	21,823,053
Costs of sales	22,481,449	15,880,790
Gross profit	6,267,954	5,942,263
Operating expenses	2,475,160	2,774,929
Other operating expenses, net	498,554	352,465
Interest expense	549,018	307,479
Interest income	(278,220)	(194,009)
Exchange loss	241,588	1,006,620
Valuation of financial derivative instruments, net	116,504	(69,395)
Equity earnings in associate	(42,485)	(18,979)
Income before income taxes	2,707,835	1,783,153
Income taxes	1,108,404	758,574
Consolidated net income	1,599,431	1,024,579

	Year Ended December 31,
	2012	2011
	(as a percentage of sales)
IFRS:
Revenues	100.0%	100.0%
Costs of sales	78.2%	72.8%
Gross profit	21.8%	27.2%
Operating expenses	8.6%	12.7%
Other operating expenses, net	1.7%	1.6%
Interest expense	1.9%	1.4%
Interest income	(1.0)%	(0.9)%
Exchange loss	0.9%	4.6%
Valuation effects of financial derivative instruments, net	0.4%	(0.3)%
Equity earnings in associate	(0.2)%	(0.1)%
Income taxes	3.9%	3.5%
Consolidated net income	5.6%	4.7%

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011 - IFRS

Revenue

Total revenues increased 31.7% to Ps.28,749.4 million from Ps.21,823.1 million in 2011.

Revenues from Homex’ Infrastructure Division, excluding revenues from the Morelos federal penitentiary, totaled Ps.4,999.9 million, compared to Ps.856.5 million during 2011. The increase is mainly driven by the recognition of construction services revenues on a percentage of completion method related to the Chiapas federal penitentiary as “Homex Infraestructura” (a subsidiary of Homex) is subcontracted as the construction company for the project. The CRS Morelos Correctional Facility and Chiapas Correctional Facility Construction are approximately 82% and 84% complete, respectively, as of December 31, 2012.

Revenues from the Morelos federal penitentiary during 2012 were Ps.4,122.9 million or 14.3% of total revenues.

Total housing revenues in 2012 decreased 6.8% to Ps. 18,809.9 million from Ps. 20,179.7 million in 2011, driven by a 23.9% volume decline within the affordable entry-level segment from our Mexico division. The middle-income segment represented 19.1% of total revenues in 2012 compared to 14.9% in 2011 as a result of mortgage availability through co financing products with INFONAVIT as well as mortgage availability through FOVISSSTE.  Revenues from Brazil represented 0.5% of our total revenues in 2012 compared to 2.7% during 2011, reflecting the continued administrative delays and challenges encountered mainly in the titling processes. Simultaneously, we have reduced the speed of our investments in construction in progress to reduce capital investments, thus also reducing our level of homes under construction and potential growth.

Other revenues remained relatively stable at 2.8% of total revenues during 2012 from 3.0% during 2011.

Units closed in 2012 decreased 18.2% to 42,945 homes, from 52,486 homes in 2011. Affordable entry-level sales volume in Mexico decreased by 23.9% in 2012 representing 85.4% of total titled volume.  Middle-income sales volume increased 76.7% in 2012 compared to 2011 levels reflecting a higher mortgage availability through FOVISSSTE and commercial banks for the middle-income segment as well as a low base of comparison from our 2011 results. We have continued to concentrate on increasing our market share in our core business, the affordable entry-level segment, where mortgage financing availability is strongly supported by Infonavit and Fovissste, as well as state housing funds. For the full year 2012, our homes titled in Brazil totaled 249 units or 0.6% of total titled units, a 76.6% decrease from the 1,065 units, or 2.0% of total titled units, titled during 2011.

Gross Profit

Gross profit decreased to 21.8% in 2012 from 27.2% in 2011.

During the year ended December 31, 2012, our capitalized borrowing costs that were applied to cost of sales increased 19.7% to Ps. 1,256.0 million compared to Ps. 1,048.9 million during the same period in 2011, primarily as a result of:

•                  a 19.1% increase in capitalized interest expense to Ps. 1,246.5 million during the year ended December 31, 2012 from Ps. 1,046.4 million as of December 31, 2011, reflecting the 10.6% increase in total debt in connection with an increased investment in construction-in-process inventory; and the increase in the level of trade accounts receivable.

•                  capitalized foreign exchange loss applied to cost of sales of Ps. 9.5 million, compared to a loss of Ps. 2.5 million during the same period in 2011, reflecting the appreciation of the Mexican peso relative to the US dollar.

Costs of sales increased by 41.6% for the year ended December 31, 2012 to Ps. 22,481.4 million from Ps. 15,880.8 million for the same period in 2011, as a result of lower margins from the Infrastructure division and Penitentiary project, as a result of the recognition of the Penitentiary project from the Makobil associate (Chiapas) where Homex performed construction services as the subcontracted construction company with a 84% of completion as of December 31, 2012.  At the same time, the higher costs of sales were also affected by our operations in Brazil. On a pro-forma basis our gross margin in 2012 was 26.1%, compared to 32.4% in 2011. The decrease in gross margin was mainly due to the effects aforementioned.

Operating Expenses

Operating expenses decreased by 10.8% to Ps. 2,475.1 million in 2012 compared to Ps. 2,774.9 million in 2011.  As a percentage of total revenues, operating expenses decreased to 8.6% in 2012 compared to 12.7% in 2011.  The decrease in operating expenses for the full year 2012 was mainly derived from efficiencies generated during the year in Homex’s Mexico and International Divisions.

Borrowing costs, net

Borrowing costs (comprised of interest income, interest expense, foreign exchange gains and losses and valuation effects of derivative instruments) decreased to Ps. 628.9 million in 2012 compared to Ps. 1,050.7 million in 2011, primarily as a result of the following:

•                  net interest expense increased to Ps.270.8 million in 2012 from Ps.113.5 million in 2011, primarily due to an increase in our total housing related debt of 10.6%;

•                  we had a foreign exchange loss of Ps. 241.6 million in 2012 compared to a loss of Ps. 1,006.6 million in 2011; and

•                  the net valuation effects of financial derivative instruments increased to a loss of Ps.116.5 million from a gain of Ps.69.4 million in 2011 as a result of the changes in the mark-to-market of our financial derivative instruments during the year.

Foreign Exchange Exposure and Currency Derivatives

As of December 31, 2012, Homex’s US Dollar denominated debt mainly consisted of three bonds issuances:  US$250 million bonds issued in 2005; US$250 million bonds issued in 2009; and US$400 million bonds issued in 2012. Each of these has a single principal payment due at maturity in 2015, 2019 and 2020, respectively.  In connection with our US$250 million bond maturing in 2015, we have entered into a capped forward transaction for the next coupon payment at an effective exchange rate of Ps.13.85 per U.S. dollar, with a cap of Ps.15.50 per U.S. dollar. In connection with our US$250 million bond maturing in 2019, we have entered into a principal-only swap at an exchange rate of Ps.12.93 per U.S. dollar until maturity; and for coupon payments, we have entered into four capped forward transaction for the 2013-2014 coupon payments at an effective exchange rate of Ps.13.24 per U.S. dollar, with a cap of Ps.17.00 per U.S. dollar. In connection with our US$400 million bond maturing 2020, we have entered into a principal-only swap at an exchange rate of Ps.12.97 per U.S. dollar until maturity; and for coupon payments, we have entered into four capped forward transactions for coupon payments in 2013 at an effective exchange rate of Ps.13.22 per U.S. dollar, with a cap of Ps.17.00 per U.S. dollar, and for coupon payments in 2014 at an effective exchange rate of Ps.13.85 per U.S. dollar, with a cap of Ps.15.50 per U.S. dollar. See “Item 3. Key Information — Recent Developments.”

The net valuation effects of financial derivative instruments recognized in the consolidated income statements for the years ended December 31, 2012 and 2011were Ps. 116.5 million and Ps. (69.4) million, respectively.

Income Tax Expense

Income tax expense increased by 46.1% to Ps. 1,108.4 million from Ps. 758.6 million in 2011.The effective tax rate was 41% in 2012 compared to 43% in 2011.

Net Income of equity holders of the parent

Net income of equity holders of the parent increased 56.1% to Ps. 1,599.4 million in 2012 compared to Ps. 1,024.6 million in 2011, as a result of the increase of revenues and the lower net comprehensive financing cost during 2012.

LIQUIDITY AND CAPITAL RESOURCES

We have experienced, and expect to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes and for land inventory purchases.

During 2012, the housing industry in Mexico faced a number of challenges described below that negatively affected the financial performance of the industry.

One of the more notable factors that affected the industry was an administrative delay in regards to the RUV and to CONAVI’s score system, as well as to what the Company believes to be an uneven allocation of subsidies between vertical and horizontal homes, where the initial commitment from the past Presidential administration was understood to be assignment of up to 70% of total resources for vertical homes while only approximately 14% was allocated for vertical new homes during 2012. In addition, during the last quarter of the 2012, the Company understood that there was the commitment to advance resources from the 2013 Mexican Government’s budget to finance vertical home sales in 2012. However, such funds were not provided timely which impacted the Company’s ability to close vertical home sales in 2012, as well as impacting working capital to be used to fund 2013 construction activities. The Company has made significant investments during recent years in its shift towards increased vertical housing and these matters have resulted in a delay in recovering amounts recorded as construction in progress.

Recent numbers of the RUV for housing shows continued challenges into 2013. Housing starts declining to 49,000 (unaudited) as of February 2013, from 331,000 (unaudited) as of the end of 2012. At the same time, the number of homebuilders that have registered new projects as of February 2013 has decreased to what the Company believes are historic lows. This trend is indicative of the financing scarcity in the sector and these most challenging times, where commercial banks have also reduced their overall exposure to the sector.

As of December 31, 2012, we had Ps. 2,129.4 million of cash and cash equivalents and Ps. 20,115.6 million of outstanding indebtedness for money borrowed and capital leases (none of which was construction financing provided by Sofoles for developments under construction), as compared to Ps. 3,860.4 million of cash and cash equivalents and Ps. 15,187.6 million of outstanding indebtedness as of December 31, 2011.Although we do not commence construction of any development until the availability of mortgage financing for qualified homebuyers is determined, we do acquire land and perform licensing, permit-securing, and certain infrastructure development activities prior to receiving confirmation of the availability of mortgage financing.  Historically, we have financed our development and construction activities through internally generated funds, commercial paper programs, bridge loans and long-term financing.

Our primary sources of liquidity are:

•                                          cash flow from operations;

•                                          financing from sellers of land and, to a lesser extent, suppliers of materials;

•                                          commercial banks and other financial institutions; and

•                                          down payments from homebuyers.

During the year ended December 31, 2011, we generated cash flow from operations of Ps. 1,390.2 million, primarily derived from our 2011 net incomes, somewhat offset by our continued construction of inventories under development.  During the year ended December 31, 2012, our cash flows (used) in operating activities were Ps. (4,886.3) million, primarily attributable to our 2012 net income, offset by both our continued growth in inventories under construction and the increase in our accounts receivable balances due in part to delays in collections.   Specifically, during the latter part of 2012 and early 2013 we faced significant challenges regarding our ability to collect faster from the mortgage institutions and to obtain the necessary financing from commercial banks as disclosed in Section Recent Developments.

We believe that the sale of our penitentiary related assets (see Recent Developments Section), the sale of other non strategic assets that are currently being contemplated, and our working capital and other sources of financing will be sufficient to meet our foreseeable liquidity requirements for at least the next twelve-months, absent any potential acceleration on our long-term debt balances as discussed in the Recent Developments Section herein.  To the extent that those debt balances were accelerated, our working capital would not be sufficient to meet all of those obligations.  See Note 29 to our consolidated financial statements.  We are currently evaluating our liquidity options to the extent any such acceleration were to occur, although no plan has been formalized to date.

The table below sets forth information regarding our outstanding debt as of December 31, 2012:

Debt Outstanding as of December 31, 2012

Homex Debt	Aggregate Lender Principal Amount		Interest Rate(5)	Maturity
	(in thousands of Ps.)
Senior Guaranteed Notes due 2019(1)	Ps.	3,247,000	9.5%	December 11, 2019
Senior Guaranteed Notes due 2015(2)	3,247,000		7.5%	September 28, 2015
Senior Guaranteed Notes due 2020(3)	5,195,200		9.75%	March 20, 2020
Banco Nacional de México, S.A. A credit line of Ps. 1,500 million granted on April 13, 2012	1,485,454		TIIE+5.00%	June 28, 2015
Ficade, S.A. de C.V., SOFOM, E.N.R. A credit line of Ps. 400,000 granted on December 30, 2011	400,000		15.00%	December 30, 2015
Deutsche Bank, S.A. A credit line granted by Deutsche Bank, S.A. (a Brazilian financial institution) on May 31, 2011 for BR$127.3 million	809,730		10.57%	April 11, 2016
Bancomer, S.A. Financial leases of machinery and equipment	2,372		TIIE + 0.80%	January 2013
Bancomer, S.A. Financial leases of machinery and equipment	12,260		TIIE + 0.80%	October 2013
Bancomer, S.A. Financial leases of machinery and equipment	16,561		TIIE + 3.50%	January 2014
Bancomer, S.A. Financial leases of machinery and equipment	7,505		TIIE + 3.50%	April 2014
GE Financial Mexico, S.A. de C.V. Financial leases granted in September 14, 2010	345		12.96%	October 2013
GE Financial Mexico, S.A. de C.V. Financial lease granted in August 2011	53,738		7.18%	September 2016
Leasing Operations de México, S. de R.L. de C.V. Leases granted in May 12, 2011	44,174		13.39%	May 2014
Banco Bradesco, S.A. Financial leases provided in December 2009, since February 2010 until November 2010 and since January 2011 until March 2011	20,799		16.97%	November and December 2012 through March 2014
Banco Consorcio, S.A. Financial leases provided in December 2009, since February 2010 until November 2010 and since January 2011 until March 2011	716		23.91%	January 2014 through November 2016
Banco Itaú, S.A. Financial leases provided in September 2010	1,546		18.48%	September and November 2013
Grupo Financiero Inbursa, S.A. A credit line of Ps.1,100 million granted on June 25, 2012	1,021,429		TIIE+4.0%	June 30, 2016
Banco Nacional de Mexico, S.A. A credit line of Ps.154.7 million granted on December 20, 2012	154,700		TIIE+5.0%	May 27, 2013
Grupo Financiero Inbursa, S.A. A credit line of Ps.1,198 million granted on October 12, 2012	800,110		TIIE+3.0%	January 10, 2013
Bancomext, S.A. A credit line of Ps.456.7 million granted on November 1, 2012	456,743		TIIE+4.85%	October 31, 2018
Banco Mercantil del Norte, S.A. Four credit lines of Ps.250 million granted on December 10, 2012	250,000		9.09%	March 10, 2013
Bank of America Mexico, S.A. A credit line of Ps.385 million granted on October 23, 2012	385,000		TIIE+4.5%	April 24, 2013
Banks (many) A credit line of 3.9 billion granted on September 2011 (4)	2,687,853		(4)	May 2013 to December 2027
Interest payable	268,921
Less debt issuance costs	(453,524)

Total debt	Ps.	20,115,632

(1)          Issued an aggregate principal amount of US$250 million with a coupon of 9.50%. We entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.93 per U.S. dollar and at an average rate weighted cost of 3.87%. In order to increase the amount of thresholds of these financial instruments and to avoid collateral margin calls, in May 2010 we changed our Principal-Only Swap rate from 3.87% to 4.39%. We entered into four capped forward transaction for the 2013-2014 coupon payments at an effective exchange rate of Ps.13.24 per U.S.dollar, with a cap of Ps.17.00per U.S. dollar.

(2)          Issued an aggregate principal amount of US$250 million with a coupon rate of 7.50%.  We entered into a foreign exchange swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.10.83 per U.S. dollar and at an average weighted cost of 2.92%.  The Principal-Only Swap was cancelled on July 5, 2008.  We entered into a capped forward transaction for the next coupon payment at an effective exchange rate of Ps.13.85per U.S. dollar, with a cap of Ps.15.50 per U.S. dollar.

(3)          We issued an aggregate principal amount of US$400 million with a coupon of 9.75%. We entered into a principal-only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.97 per U.S. dollar and at an average rate weighted cost of 3.88%. For coupon payments, we have entered into four capped forward transactions for coupons payments in 2013 at an effective exchange rate of Ps.13.22 per U.S. dollar, with a cap of Ps.17.00 per U.S.dollar, and for coupon payments in 2014 at an effective exchange rate of Ps.13.85 per U.S. dollar, with a cap of Ps.15.50 per U.S. dollar.

(4)          Banobras, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

TIIE+2.75% from January 31, 2012 to December 31, 2012

TIIE+3.00% from January 1, 2013 to December 31, 2014

TIIE+3.25% from January 1, 2015 to December 31, 2019

TIIE+3.50% from January 1, 2020 to December 31, 2022

TIIE+3.75% from January 1, 2023 to December 30, 2027

(5)          TIIE refers to the 28-day Mexican interbank rate (Tasa de Interés Interbancaria de Equilibrio), which was 4.85% as of December 31, 2012.

Our total indebtedness (net of debt issuance costs) increased to Ps. 20,115.63 million as of December 31, 2012 from Ps. 15,187.6 million as of December 31, 2011, mainly as a result of working capital requirements and the debt relative to the Morelos prison project.

As of December 31, 2012, our short-term debt net of debt issuance costs was Ps. 3,112.2 million, including approximately Ps. 1,178.7 million of indebtedness under various revolving credit lines granted by financial institutions and the current portion of long-term portion of our equipment lease obligations in the amount of Ps. 110.5 million.  Our long-term debt net of debt issuance costs was Ps. 17,003.5 million, which includes the long-term portion of our equipment lease obligations in the amount of Ps. 54.1 million, a line of credit with Inbursa for Ps.1,021.4 million, four credit lines with Banorte for Ps. 250 million, a line of credit with Inbursa for Ps. 800.1 million, a line of credit with Banamex for Ps. 154.7 million and the remaining balance consisting of a credit line with Banamex for Ps.1,485.5 million, a credit line with Ficade for Ps.400 million, a credit line with Bancomext for Ps.456.7 million, a credit line with

Deutsche Bank for Ps. 809.7 million, the Senior Guaranteed Notes due 2015 in the aggregate principal amount of Ps. 3,247.0 million, the Senior Guaranteed Notes due 2019 in the aggregate principal amount of Ps.3,247.0 million, the Senior Guaranteed Notes due 2020 in the aggregate principal amount of Ps. 5,195.2 million, the credit agreement related to the CRS Morelos subsidiary with Banobras for Ps. 2,687.9 million for the construction of the Morelos prison and a credit line with Bank of America México for Ps. 385 million.

On September 28, 2005, we issued US$250 million of senior guaranteed notes due 2015 (the “Senior Guaranteed Notes due 2015”) with a coupon rate of 7.50%, payable semiannually.  On December 11, 2009, we issued US$250 million of senior guaranteed notes due 2019 (the “Senior Guaranteed Notes due 2019”) with a coupon rate of 9.50%, payable semiannually. On February 7, 2012, we issued US$400 million of senior guaranteed notes due 2020 (the “Senior Guaranteed Notes due 2000”) with a coupon rate of 9.75%, payable semiannually.

As of December 31, 2012, our U.S. dollar-denominated debt included our Senior Guaranteed Notes, both with a single principal payment at maturity.  We have capped forwards and interest-only swaps that effectively minimize short and mid-term exchange risk in interest payments on the Senior Guaranteed Notes 2015, 2019 and 2020.  As of December 31, 2012 and 2011, the net fair value of these instruments were a net liability position of Ps. 12.0 million and an asset position of Ps. 47.3 million, respectively.

As of December 31, 2012, the fair value of the principal-only swaps 2019 and 2020 were Ps. 655.8 million and represented a liability position. As of December 31, 2011, the fair value of the 2019 principal-only swap was Ps. 15.2 million and represented an asset position.

The net accumulated gain in the consolidated statement of income of capped forwards and the interest-only swaps covering the 2015, 2019 and 2020 bonds was Ps. 55.7 million for the year ended December 31, 2012.  The net accumulated expense in the statement of income of the interest-only swaps covering the 2015 and 2019 bonds was Ps. (60.3) million for the year ended December 31, 2011. Please refer to Recent Developments for more information on the current status of some of these financial derivative instruments.

The net valuation effects of financial instruments for the years ended December 31, 2012 and 2011 were Ps. 116.5 million and Ps. (69.4) million, respectively.

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

Financial covenants, derived from the Senior Guaranteed Notes due 2015, 2019 and 2020, the Deutsche Bank Credit Agreement, and the credit lines with Inbursa and Banamex, require us to maintain:

•                                          a total of equity of at least Ps. 13,800,000;

•                                          a ratio of interest coverage (EBITDA/financing expense) over 2.25 times;

•                                          a ratio of leverage (liabilities with cost/ EBITDA) of a less than 3.75 to 1.0;

•                                          consolidated fixed charge coverage over 2.25 times, and;

•                                          net income on the Company’s Brazilian operations.

There are also restrictions applicable to additional debt based on EBITDA levels, such as EBITDA to interest expense, including payments of dividends. In the event we do not comply with any of the above provisions, there is a resulting limitation on our ability to pay dividends to our stockholders. Furthermore, in the event that we do not comply with any of the above provisions such debt would become due and payable to the extent that the violation was not cured timely.

Included in our credit agreements and indentures with the aforementioned financial institutions, if we fail to comply with the terms and conditions of our covenants, an event of default may occur that may result in the amounts owing to these institutions together with interest accrued becoming due and payable.  In addition, a payment event of default or an acceleration of the obligations under certain of our credit agreements and indentures may in turn trigger events of default under our other credit agreements and indentures which may result in the amounts outstanding under such debt obligations becoming due and payable.  Acceleration or cross-default under any of our credit agreements and indentures could have a material adverse effect upon our business, financial condition, results of operations and prospects.

As discussed in Note 4 to our consolidated financial statements, we adopted IFRS in 2012. Certain of our debt agreements indicate that the computation of financial covenants should be based on IFRS, while some of our older debt agreements indicate that the computation of financial covenants should be based on Mexican Financial Reporting Standards (“MFRS”). As a publicly listed Mexican company, we were required to adopt IFRS in 2012 and accordingly we view IFRS as the legally appropriate basis to compute all of our restrictive financial covenants beginning in 2012 in that is the legally required financial reporting standard for Mexican public companies.

As of December 31, 2012, we were in compliance with the financial covenants contained within its debt agreements, except for a line of credit granted by Deutsche Bank S.A. (Brazilian financial institution) to MCA Incorporacoes, S.A. Specifically, we were not in compliance with a covenant that required minimum profitability levels of its Brazilian operations. That debt totaled Ps. 809,730, which would otherwise mature in April 2016, is classified as a current liability in the accompanying December 31, 2012 consolidated balance sheet, as Homex as of that date did not have the unilateral ability to defer settlement for a period in excess of one year. Deutsche Bank S.A., however, has not requested accelerated payment on the debt, and no waiver has been obtained to date. Our Senior Guaranteed Notes total Ps. 11,689,200 as of December 31, 2012 mature in 2015, 2019 and 2020. Those debt obligations contain provisions of cross default. Specifically, the cross-default provisions indicate that an event of default under Senior Guaranteed Notes would include default by us or any restricted subsidiary on any indebtedness which results in acceleration of such indebtedness prior to its scheduled maturity.  In the event that Deutsche Bank S.A were to demand advance payment of the Ps. 809,730 discussed above, we would not have the unilateral ability to defer settlement of the Senior Guaranteed Notes for a period in excess of one year.  However, as of May 17, 2013 requests for accelerated payment by Deutsche Bank S.A have not occurred. Accordingly, the Senior Guaranteed Notes are presented as a non-current liability in the accompanying December 31, 2012 consolidated balance sheet.  However, there can be no assurance that such acceleration will not occur in 2013 based on 2013 events beyond our control.

The financial covenants of our leases from BBVA Bancomer require us to maintain:

•                                          a liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0;

•                                          a financing ratio of total liabilities (excluding deferred income taxes) to equity (excluding deferred income taxes) no greater than 1.70 to 1.0; and

•                                          a relation of income from operation to net comprehensive financing cost at a minimum level of 2.0.

As of December 31, 2012 and 2011, we were in compliance with these financial covenants.  The prison project financing loans, described in greater detail under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Prison Project Financing Loans,” are non-recourse to us.

Prison Project Financing Loans

Morelos Correctional Facility

For the Morelos, Mexico correctional facility, our subsidiary, CRS Morelos, entered into a loan agreement for an aggregate principal amount of approximately Ps.3.9 billion with Banobras, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (the “Morelos Loan”).  As of December 31, 2012, Ps. 2,687,853 were borrowed under the Morelos Loan.  This borrowing has a term of

15.3 years and bears a variable rate of TIIE plus a margin equal to (i) 2.75% beginning on January 31, 2012 and ending on December 31, 2012, (ii) 3.0% beginning on January 1, 2013 and ending on December 31, 2014, (iii) 3.25% beginning on January 1, 2015 and ending on December 31, 2019, (iv) 3.5% beginning on January 1, 2020 and ending on December 31, 2022 and (v) 3.75% beginning on January 1, 2023 and ending on the maturity date.

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

Loan covenants for prison related debt require that non-restricted subsidiaries comply with certain terms, and restrictions including:

•                  keeping their legal existence with no change to their principal purpose;

•                  paying insurance over the assets under construction;

•                  restriction on the sale of assets;

•                  no changes in the common stock of such entities;

•                  limits on additional debt;

•                  inability to merge or split such operations;

•                  obtain certification of construction progress;

•                  not payment of dividends or reduction on common stock;

•                  not granting of loans;

•                  maintenance of a ratio of revenues coverage (revenues offset of operating expense including taxes/ liability with cost) at least 1.2;

•                  minimum invested equity in the entity by the Company at least of at least Ps. 1,300,000; and

•                  the loan balance will be accelerated in case the Company does not comply with the construction contract (including timely completion of the construction according to schedule).

As of December 31, 2012, we were in compliance with restrictive covenants contained within such agreements.

For additional information regarding our Peso-denominated debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

On April 16, 2013, we were notified that Fitch Ratings, one of the two major rating agencies with corporate ratings for Homex, downgraded the Company two notches to B. The rating downgrades reflect Fitch’s expectations that Homex’s operating results in the first half of 2013 will remain under significant pressure, resulting in continued negative free cash flow and rising leverage. The pressure on cash flow is in part a result of a change in government policy, which is now more focused on promoting vertical housing in urban areas.

On April 30, 2013, Fitch further downgraded Homex to CCC.  The rating reflects Fitch’s expectation that our liquidity will continue to tighten as a result of the investments required to finish construction in progress, further affecting the our ability to service its debt. Conversely, Fitch has stated that positive rating actions could be taken if consolidated debt/EBITDA leverage ratio is consistently below 4.0x, free cash flow generation from homebuilding activities becomes neutral and the we are able to significantly improve its liquidity and debt structure.

On April 25, 2013, Moody’s Investor Services downgraded Homex to B2 from Ba3. This rating action according to Moody’s reflects Homex highly constrain liquidity and funding during the first quarter of 2013, as a result of market dynamics leaving us with a diminish capacity to grow its business, despite the monetization of penitentiaries.

Both rating agencies remained with a negative watch status on Homex, therefore, there is no assurance that further downgrades from these rating agencies will not occur in the future.

As is discussed in Note 17.2 to our consolidated financial statements, the Company does not anticipate being in compliance with certain restrictive covenants contained within its debt agreements as of March 31, 2013.  As is discussed above, subsequent to December 31, 2012 certain counterparties have cancelled derivative contracts.  As is discussed above, subsequent to year end certain lenders have initiated litigation against Homex. Certain of these 2013 matters have arguably resulted in an event of default under the terms of the Company’s Senior Guaranteed Notes which total Ps. 11,689,200 as of December 31, 2012.  Depending upon future actions by such note holders which are beyond the control of Homex, such Senior Guaranteed Notes might be accelerated and come due in 2013.   Because these matters occurred subsequent to December 31, 2012, the Senior Guaranteed Notes are classified as non-current liabilities in the accompanying December 31, 2012 consolidated balance sheet.

TREND INFORMATION

After two economically complicated and challenging years (2008 — 2009), since 2010 we witnessed a global economic recovery, in spite of sluggish growth in some developed economies and debt crises in certain European countries.  In 2012, global GDP increased by approximately 3.2% according to the International Monetary Fund (“IMF”), with advanced economies growing at a rate of 1.3% and emerging and developing markets at a 5.1% rate, led by China and India.

According to the IMF, global growth is projected to increase during 2013, as the factors underlying soft global activity are expected to subside. Policy actions have lowered acute crisis risks in the euro area and the United States. But in the euro area, according to the IMF, the return to recovery after a protracted contraction is delayed. While Japan has slid into recession, stimulus is expected to boost growth in the near term. At the same time, policies have supported a modest growth pickup in some emerging market economies, although others continue to struggle with weak external demand and domestic bottlenecks. If crisis risks do not materialize and financial conditions continue to improve, global growth could be stronger than projected. However, downside risks remain significant, including renewed setbacks in the euro area and risks of excessive near-term fiscal consolidation in the United States. Global output is projected to expand by 3.5% in 2013.

Despite the soft economic environment during 2012, the Mexican economy maintained a favorable pace of growth due to a sustained recovery of industrial production and growth in external demand.

Mexico’s market share of total U.S. imports slightly decreased to 13.0% during 2012, from 13.1% during 2011.  Mexico’s export sector grew by 3.5% totaling $30.2 billion as of December 31, 2012, derived from a 8.0% increase in non-oil exports despite a 19.0% decline in the oil sectors.  Mexican exports were favored especially in the manufacturing sector, which accounted for 82.8% percent of total exports.  Additionally employment growth, consumer confidence and a more dynamic consumption trend translated into an increase in productivity during the year.  Mexico’s economic activity indicator (IGAE) for the full year, the index registered an improvement of 1.4% compared to 2011.  Mexico’s unemployment rate improved to 4.47% as of December, 2012 from 4.51% during the year ago period. Inflation decreased to 3.57% as of December 31, 2012 compared to 3.82% as of December 31, 2011 and domestic interest rates continued at historical low at 4.87%.

Despite of the positive economic performance of the country, during 2012, Sofoles and Sofomes contracted their mortgage lending by 8.2%, because of continued liquidity constraints for the entities and continued Non Performing Loan rates deterioration in their overall portfolios.  On the other hand, commercial banks mortgage lending continued to recover during the year and as of December 2012, commercial banks’ mortgage portfolio grew 10.3% to Ps. 433.4 billion compared to 2011.

Sofoles negative performance could affect our profitability to the extent that some of our suppliers rely on sofoles financing.  At the same time, we might benefit from Commercial banks positive performance to the extent that commercial banks might increase their mortgage lending mainly benefiting the Middle-Income market performance.

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of December 31, 2012.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2012:

	Payment Due by Period
Contractual Obligations	Total		Less than 1 Year		1-3 Year		3-5 Years		More than 5 Years
	(in thousands of Ps.)
Long-term debt obligations	Ps.	19,951,099	Ps.	3,001,701	Ps.	5,992,632	Ps.	3,755,404	Ps.	7,201,362
Capital (finance) lease	164,533		110,473		54,060		—		—
Total debt	20,115,632		3,112,174		6,046,692		3,755,404		7,201,362
Estimated interest(1)	10,982,199		1,756,614		3,364,692		2,097,398		3,763,495
Operating lease obligations(2)	54,957		34,102		20,631		224		—
Land suppliers	948,162		935,749		12,413		—		—
Other creditor (3)	1,106,508		1,106,508		—		—		—
Total	Ps.	33,207,458	Ps.	6,945,147	Ps.	9,444,428	Ps.	5,853,026	Ps.	10,964,857

(1)         In estimating interest expense we used the applicable rate (see debt table in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”) as of December 31, 2012.

(2)         Operating leases using the applicable base rate as of December 31, 2012.

(3)         Other creditor includes an agreement where we will ultimately purchase Arendal’s 76% ownership interest in Makobil for a total of Ps. 1,106,508.

Contractual obligations increased by 54.7% from Ps. 21,467,083 as of December 31, 2011 to Ps. 33,207,458 as of December 31, 2012.  This change was mainly due to working capital requirements as well as our debt related to the Morelos Correctional Facility.

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

Z. Jamie Behar is Managing Director, Real Estate & Alternative Investments, for General Motors Investment Management Corporation, or GMIMCO, which has approximately $84  billion of total assets under management on behalf of both GM-affiliated and non-affiliated clients.  She manages GMIMCO’s clients’ real estate investment portfolios, including both private market and publicly traded security investments, as well as their alternative investment portfolios, totaling approximately $6.5 billion. She is a member of GMIMCO’s Management Committee, Investment Committee and Investment Review and Approval Committee. Ms. Behar is a member of the Board of Directors of Sunstone Hotel Investors, Inc., a publicly listed hotel company operating in the United States.  She also serves as a member of the Board of Directors of the Pension Real Estate Association (“PREA”) and as a member of NAREIT’s Real Estate Investment Advisory Council, and serves on the advisory boards of several domestic and international private real estate investment entities. Ms. Behar holds a B.S.E. degree from The Wharton School of the University of Pennsylvania, an M.B.A. degree from the Columbia University Graduate School of Business and the CFA charter.

Wilfrido Castillo Sánchez-Mejorada is the Chief Financial Officer of Qualitas Compañía de Seguros, S.A.B de C.V., a Mexican insurance company.  Mr. Castillo is a member of the Board of Directors of Qualitas Compañía de Seguros, S.A.B. de C.V., Grupo Sports World S.A.B. de C. V., Afianzadora Insurgentes, S.A. de C.V., Afianzadora Aserta, S.A. de C.V., and Crédito Real, S.A. de C.V.

Edward Lowenthal is President of Ackerman Management LLC, an investment management and advisory company with particular focus on real estate and other asset-based investments.  Previously, Mr. Lowenthal founded and was President of Wellsford Real Properties, Inc., or WRP, a publicly-owned real estate merchant banking company that merged with Reis, Inc., a real estate market information and analytics provider.  Mr. Lowenthal was a member of the board of directors and Chairman of the Board of Reis, Inc. until May 2011.  He also founded and was trustee and President of Wellsford Residential Property Trust, a publicly-owned multi-family real estate investment trust that was merged into Equity Residential Properties Trust.  Mr. Lowenthal is a member of the Board of Directors of several companies, including Omega Healthcare Investors, Inc., a healthcare real estate investment trust and American Campus Communities, a publicly traded Real Estate Investment Trust which focuses solely on student housing in the United States.  He also serves as non-executive Chairman of Tiburon Lockers, Inc., a privately held owner-operator of rental storage lockers for transportation, entertainment, sports and other venues.

Dennis G.  Lopez is the Chief Investment Officer of Paris-based AXA Real Estate, Europe’s largest real estate investment manager with US$58.2 billion of property assets under management.  Mr. Lopez is responsible for AXA Real Estate’s Fund Management and Research activities overseeing a team of 120 professionals. AXA Real Estate has a broad range of real estate investment strategies including:  opportunistic, value added, core-plus, core, development properties, listed funds, regulated funds and separate accounts.  Previously, Mr. Lopez was CEO of SUN Group, a private equity firm with real estate activities in India and Russia.  Mr. Lopez had a career of over 25 years in Investment Banking and Real Estate Investment Management, where he has occupied senior positions as Global Head of Real Estate at Cambridge Place Investment Management, a London based hedge fund, and as a Managing Director at JP Morgan in New York and London.  Mr. Lopez received his MBA from the University of California Los Angeles (“UCLA”).

Secretary

The secretary of the board of directors is Jaime Cortés Rocha, who is not a member of the board of directors.

Audit Committee

Our Audit Committee consists of Wilfrido Castillo Sánchez-Mejorada (Chairman), Edward Lowenthal and Z.  Jamie Behar.  Our Board of Directors has determined that Mr. Castillo has the attributes of an “audit committee financial expert” as defined by the SEC and that each member of the Audit Committee satisfies the financial literacy requirements of the New York Stock Exchange.  Our external auditor may attend audit committee meetings, although he does not have the right to vote.  Among other duties and responsibilities, the committee issues opinions to the board of directors regarding related party transactions; where if it deems appropriate, it recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers; reviews the critical accounting policies adopted by us and advises the board of directors on changes to such policies; assists the board of directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the board of directors.  The committee is also responsible for the appointment, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services and for the establishment of procedures for the receipt, retention, and treatment of complaints received with respect to accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees with regard to the same.

Executive Committee

Our Executive Committee consists of Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Edward Lowenthal and Luis Alberto Harvey MacKissack.  Among other duties and responsibilities, the committee acts on general planning and financial matters not reserved exclusively for action by the board of directors.

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

Risk Management Committee

Our Risk Management Committee consists of Eustaquio Tomás de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Edward Lowenthal, Luis Alberto Harvey MacKissack and Wilfrido Castillo Sánchez-Mejorada.  The Committee reviews and approves the activities related to the contracting of our hedging instruments.  The Committee also identifies, assesses and limits other business risk associated with our normal activities.

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

Rubén Izábal González has served as Vice President—Construction since 1996.  Prior to joining us, Mr. Izabal served at different construction companies, including Gomez y Gonzales Constructores, Provisur S.A. de C.V., Promotora de Vivienda del Pacifico, S.A. de C.V., and Constructor Giza, S.A. de C.V.  Currently, Mr. Izabal oversees our construction operations, with a focus on the homebuilding process.  Mr. Izabal earned an undergraduate degree in architecture from Instituto Tecnológico y de Estudios Superiores del Occidente in Guadalajara, Jalisco.  Mr. Izabal also earned an associate degree in Business Management from Instituto Tecnológico de Estudios Superiores de Monterrey. In addition, Mr. Izabal took a seminar with Eliyahu Goldrat in regard to Theory of Constraints as well as a seminar of effective negotiations of Chester L. Karras.

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

For 2012, the aggregate amount of compensation net of taxes paid to all directors, alternate directors and committee members was approximately US$466,353, which includes US$76,616 of variable compensation for directors.

For 2012, executive officers did not receive compensation through the Long Term Executives Stock Option Plan.

We offer a bonus plan to our directors and senior management that is based on individual performance and our results of operations.  This variable compensation can range from 30% to 50% of annual base compensation, depending on the employee’s level.

Since late 2007, we have offered a stock option plan as an incentive to our key executives.  The shares for the stock option plan for executives (999,200 shares) were repurchased by us, through a trust especially created for this purpose.  As of December 31, 2012, 2011 and January 1, 2011, we had stock option plans that consist of 897,868, 897,868 and 945,741 approved stock options of Homex, respectively.

During 2012 and 2011, we did not modify any of the shares underlying its stock options plan, nor did it grant any new options. However a total of 47,873 options from the 2009 stock option plan were exercised in 2011. In addition, during 2011, 32,637 options from the 2009 stock option plan were forfeited as the right for them to be exercised concluded.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after one year from the grant date or, in some cases, after 180 days from the departure of the executive from Homex.

During the year ended December 31, 2011, 47,873 of the stock options were exercised at an exercise price of Ps. 43.54, resulting in an increase of Ps. 2,796 in the equity. No stock options remain outstanding as of December 31, 2012.

Total compensation cost related to vested stock option awards totaled Ps. 689 during the year ended December 31, 2011. There was no compensation cost related to vested stock option awards during the year ended December 31, 2012.

During 2011, we approved a new stock option plan, a “Phantom Plan” which consists of 965,596 options granted to the key executives, the awards are treated as cash-settled transactions.  This plan became effective on January 1, 2011 and the executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after one year from the grant date or, in some cases, after 180 days from the departure of the executive from Homex.

The grants were made at an exercise price of 56.88 Mexican pesos and during 2011, a total of 53,675 options were exercised. Also during 2012 and 2011 a total of 348,916 and 323,898 options were forfeited, respectively.

The average fair value of the Phantom Plan stock options during years ended December 31, 2012 and 2011 was 0.29 and 5.15 Mexican pesos per stock option, respectively.

During the year ended December 31, 2011, 53,675 of the stock options granted in 2011 were exercised at an exercise price of Ps. 56.88. Total compensation cost related to the vested stock option phantom plan recognized amounted to Ps. 3,685 at December 31, 2011. We had no stock options exercised and no significant cost related to the phantom plan for the year ended December 31, 2012.

EMPLOYEES

As of December 31, 2012 we had a total of approximately 9,975 employees, of whom 9,290 were employed in Mexico, 682 in Brazil and 3 in India.  Our total employees at December 31, 2011 were 11,299.  Approximately 57% of our employees as of December 31, 2012 were administrative and managerial personnel.

Share Ownership

The following table sets forth the beneficial ownership of our capital stock by our directors and senior management as of the date of this annual report.  The table includes only those individuals who hold more than one percent of the outstanding shares of our capital stock.

Name	Number of Common Shares Owned	Percentage of Common Shares Outstanding
Eustaquio Tomás de Nicolás Gutiérrez (1)	16,201,364	4.82%
Gerardo de Nicolás Gutiérrez (1)	15,394,201	4.58%
José Ignacio de Nicolás Gutiérrez (1)	15,962,444	4.75%
Julián de Nicolás Gutiérrez	12,152,637	3.62%

(1)         For additional information regarding the share ownership of the de Nicolás family, see “Item 7. Major Shareholders and Related Party Transactions— Major Shareholders” in this annual report.

ITEM 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2012, there were 334,856,530 common shares issued and outstanding, with 203,777,568 shares held in the United States in the form of American Depositary Shares by six record holders.  The remaining shares were held through Mexican custodians.  Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

The de Nicolás family now holds 19.2% of Homex’s capital.  The public float remains below 80.8%.

The table below sets forth information concerning the percentage of our capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities, our directors and officers as a group and our other shareholders as of May 17, 2013.  Our major shareholders do not have different or preferential voting rights with respect to the shares they own.

	As of May 17, 2013
Identity of Shareholder	Number of Shares	% of Share Capital
de Nicolás family(1)	64,572,992	19.2%
Total(2)	335,869,550	100.0%

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

(2)         Includes public shareholders that in the aggregate hold 80.8% of our share capital.

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

Financing to Related Parties

As of December 31, 2012 and 2011, we had a 24% equity interest in Makobil, S. de R.L. de C.V. (“Makobil”), a Mexican entity. The other shareholder in Makobil is the Arendal Group (“Arendal”), a well-known Mexican construction contractor.  We accounts for its investment in Makobil using the equity method of accounting.

In 2010, Makobil was awarded a government contract for the construction and service over a 20 year period of a federal correctional facility in Chiapas, Mexico, following a direct assignment process (the “Chiapas Correctional Facility Contract”). The construction phase of the Chiapas Correctional Facility Contract has an estimated cost to Makobil of Ps. 4.4 billion.  Makobil will develop and provide ongoing services to the correctional facility following the completion of construction. These on-going services will include items such as laundry, food services, landscaping, infrastructure up-keep and similar services (but not security services).  The on-going services will commence after the delivery of the correctional facility. The Chiapas Prison Contract was initially scheduled to be completed in August 2012, with written extensions having been granted through May 30, 2013. The percentage of completion of the construction of this correctional facility as of December 31, 2012 was approximately 84%.  To the extent that the project is not completed timely, Makobil could be subject to performance fines from the Mexican Government. To date, Makobil has not accrued any fines, nor has it considered any in its percentage of completion accounting for the correctional facility. However, no assurances can be provided that such fines might not exist in the future.

During the construction period, revenue related to the construction service of these projects is recorded using the percentage of completion method of accounting by Makobil in its separate financial statements.  Once the projects have begun operations, which are expected to commence in 2013, service revenues recognized by Makobil will be recognized on a monthly basis. Makobil will initially recognize an accounts receivable measured at its fair value related to prison services revenues, and subsequently this account receivable will be measured at its amortized cost recognizing service revenue and a portion of interests during the 20 year period, in accordance with IFRC 12 Service Concession Arrangements. For the services provided by Makobil, it will receive monthly payments from the Mexican Secretary of Public Security over a 20 year period in the amount of Ps. 1.07 billion annually. These payments will occur monthly and will cover both the eventual amortization of the construction fee, plus fees for ongoing services rendered.

Beginning 2012 we started to perform sub-contractor services to Makobil in connection with the construction and operation of the prison facility. During the year ended December 31, 2012 the sub-contractor services provided to Makobil recognized in the consolidated statements of income were Ps. 3,541,703. The outstanding balance with Makobil as of December 31, 2012 due to this construction services provided amounted to zero.

To finance the construction of the federal correctional facility, Makobil obtained financings on aggregate from Banco Nacional de Obras y Servicios Publicos and Banco Nacional de Mexico during 2012.

We are not a signatory to the Makobil prison contract with the Mexican Government, nor is it a guarantor on any of Makobil’s financing agreements.

In addition we have a note receivable of Ps. 56,208 and Ps. 174,073 from Makobil, as of December 31, 2012 and 2011, respectively.  This note receivable was originally due in May 2012, however during 2012 the due was modified to May 2013 and bears interest at TIIE plus 1.6%.

A roll-forward of our equity investment in Makobil is as follows:

	2012		2011
Beginning balance	Ps.	36,979	Ps.	—
Capital contribution	480,060		18,000
Equity earnings in associate	42,845		18,979
Ending balance	Ps.	559,884	Ps.	36,979

Selected financial information for Makobil for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011
Total assets	Ps.	5,298,342	Ps.	1,070,465
Total liabilities (1)		4,965,742		827,476
Total equity	Ps.	332,600	Ps.	242,989

Revenues	Ps.	3,577,307	Ps.	974,296
Costs and expenses		3,487,695		806,307
Net income	Ps.	89,612	Ps.	167,989

(1)         Includes Ps. 480,060 comprising part of our 2012 equity method investment disclosed above.

On March 21, 2012, Homex and Arendal amended the Makobil shareholders agreement.  That amendment includes an agreement whereby we will ultimately purchase Arendal’s 76% ownership interest in Makobil for a total of Ps. 1,106,508. Execution of this purchase, payment of the purchase price, and transfer of share ownership will occur after completion of construction of the prison complex. At that time, the purchase price may also be deferred up to another 30 months, along with interest at 12% per annum with ultimate share ownership occurring when payments have been made.

The March 21, 2012 agreement also called for the transfer of day-to-day operational control of Makobil to Homex from March 21, 2012. When preparing its unaudited quarterly results for the first, second, and third quarters of 2012, we consolidated the revenues and costs of Makobil, although its acquisition accounting was still preliminary. Since that time, we have realized that while the aforementioned agreement specifically called for the transfer of day-to-day control that from a practical perspective such operational control did not exist, primarily given the single project nature of Makobil, the fact that the Chiapas construction contract was already in place and being executed, Arendal was the primary subcontractor, and time deadlines imposed by the contract if not completed timely precluded any significant changes to the subcontractor structure. Accordingly, as part of its year end 2012 closing, we concluded that Homex does not (and did not) control Makobil within the context of IAS 27 during any portion of 2012.  Accordingly, Makobil’s operations have been accounted for under the equity method of accounting for the entirety of 2012.

Refer to Note 30 to our consolidated financial statements for a discussion of an agreement entered into by the usin 2013 to sell its interest in the aforementioned Makobil prison contract.

Land Purchases from Related Parties

No related party land purchase transactions were reported in 2012 and 2011.

ITEM 8. Financial Information.

See “Item 18.  Financial Statements.”  For information on our dividend policy, see “Item 3.  Key Information—Dividends.” For information on legal proceedings related to us, see “—Legal Proceedings.”

LEGAL PROCEEDINGS

In May 2013, we were informed that Barclays Bank Mexico, S.A. has initiated a complaint in a New York state court against us in connection with the cancellation and early termination of its derivatives transactions with Homex. We have been informed that the claimed early termination amount due to Barclays Bank Mexico, S.A. is Ps. 536 million plus interest as of April 19, 2013.We intend to exercise all available defenses in the court proceedings.

In May 2013, we were informed that Credit Suisse AG has initiated a complaint in a New York state court against us in connection with the cancellation and early termination of its derivatives transactions with Homex. We have been informed that the claimed early termination amount due to Credit Suisse AG is US$26.7 million plus interest as of April 25, 2013. We intend to exercise all available defenses in the court proceedings.

In May 2013, we were informed Bank of America Mexico has initiated a complaint in a Mexico state court against us in connection with the collection of a credit line totaling Ps. 385 million that came due in 2013 and is unpaid. The claimed early termination amount due is $385 million. We intend to exercise all available defenses in the court proceedings.

As of the date of this annual report, we are involved in certain other legal proceedings incidental to the normal operation of our business.  See “Item 3 Key Information — Recent Developments” and Note 30 to our consolidated financial statements.

ITEM 9. The Offer and Listing.

Our common shares have been traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) since June 29, 2004.  The ADSs, each representing six common shares, have been trading on the New York Stock Exchange since June 29, 2004.  On December 31, 2012, there were 334,856,530 outstanding common shares (of which 203,777,568 were represented by 33,962,928 ADSs held by six holders of record in the United States).

The following table sets forth, for the periods indicated, the quarterly and monthly high and low closing sale prices of our common shares and ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	High	Low	High	Low
	(Ps. per share)		(US per ADS) (one ADS= six common shares)
2008	120.10	27.17	69.85	12.05
2009	95.59	33.58	43.81	10.05
2010	77.51	52.23	36.63	24.05

2011	69.62	26.33	34.01	11.40
1st Quarter	69.62	50.95	34.01	25.33
2nd Quarter	57.01	43.18	28.92	21.75
3rd Quarter	51.28	31.16	26.25	13.10
4th Quarter	39.03	26.33	16.87	11.40

2012	47.34	24.69	22.31	11.22
1st Quarter	47.34	37.76	22.31	16.87
2nd Quarter	39.89	28.36	18.76	12.15
3rd Quarter	35.62	24.69	15.86	11.22
4th Quarter	31.24	25.38	14.64	11.56
November	29.10	25.64	13.37	11.56
December	29.79	25.38	13.85	11.80

2013 (through May 17, 2013)	30.95	9.89	14.69	4.80
1st Quarter	30.95	18.67	14.69	8.94
January	30.95	26.72	14.69	12.48
February	30.83	24.77	14.57	11.73
March	28.89	18.67	13.63	8.94
2nd Quarter (through May 17, 2013)	18.71	9.89	9.19	4.80
April	18.71	9.89	9.19	4.88
May (through May 17, 2013)	10.82	10.37	5.40	4.80

On May 17, 2013, the last reported sale price of the common shares on the Mexican Stock Exchange was Ps. 9.88 per common share and the last reported sale price of the ADSs on the New York Stock Exchange was US$4.80 per ADS.

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

The discussion of U.S. federal income tax considerations below assumes that we are not a passive foreign investment company, or “PFIC” for U.S. federal income tax purposes.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate being a PFIC for our 2013 taxable year.  However, this determination is made annually and it is possible that our status could change. If we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by such U.S. holder (or, in the case of the ADSs, the depositary), whether or not they are converted into U.S. dollars.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt (including with respect to whether the disposition of pesos giving rise to any foreign currency loss constitutes a “reportable transaction” for U.S. federal income tax purposes).  Dividend income generally will constitute foreign source “passive income” or, “general” category income (depending on whether the U.S. holder is predominantly engaged in the active conduct of banking, insurance, financing or similar business) for U.S. foreign tax credit purposes.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates.  Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates.  On December 31, 2012, we had outstanding indebtedness of Ps. 20,115.6 million, the majority of which bore interest at fixed interest rates.  The interest rate on our variable rate debt is determined primarily by reference to the 28-day Mexican Interbank Rate, or TIIE (Tasa de Interés Interbancaria de Equilibrio).  TIIE increases would, consequently, increase our interest payments.

The following table sets forth principal cash flows by scheduled maturity, average interest rates, and estimated fair market value of our debt obligation as of December 31, 2012.  Fair value is estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements.

	Expected Maturity Dates as of December 31, (millions of dollars equivalent)						Fair Value
	2013	2014	2015	2016	After 2017	Total	Dec. 31, ‘12
Long-term debt
Fixed rate *			250		650	900	900
Average interest rate**	9.06%	9.06%	9.06%	9.06%	9.06%
Variable rate	125	3	195	67	218	607	607
Average interest rate	9.6%	9.9%	9.9%	10.3%	7.9%

*  Until July 5, 2008 our outstanding US$250 million Senior Guaranteed Notes included the principal-only swap effect, whereby at maturity date we were to pay pesos at a contractual fixed exchange rate of Ps.10.83 per dollar and receive U.S. dollars equivalent to the notional amount of US$250 million.  This principal-only swap was cancelled on the aforementioned date.

** The average interest rate is calculated by the 7.5% interest rate related to the Senior Guaranteed Notes due 2015, the 9.5% interest rate related to the Senior Guaranteed Notes due 2019 and the 9.75% interest rate related to the Senior Guaranteed Notes due 2020.

A hypothetical, instantaneous, and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2012 would have increased our interest expense in 2011 by approximately Ps.79 million, over a twelve-month period.

Concurrently with the issuance of the Senior Guaranteed Notes due 2015, we entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate of 2.92% exposed to U.S. dollar currency fluctuations.  The underlying notes bear interest at a rate of 7.5% payable semi-annually and are exposed to U.S. dollar currency fluctuation.  We accounted for this swap at fair value in our consolidated financial statements.  Because the agreement did not meet the requirements for hedge accounting, periodic mark-to-market measurement was made through the income statement.  This principal-only swap was cancelled on July 5, 2008.  In addition, we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on this debt at an average rate of Ps.13.95 per U.S. dollar from 2010 through 2012. It expired at the end of 2012. See Item 3. Key Information — Recent Developments.”

In connection with our US$250 million bond maturing 2015, we entered into a capped forward transaction for the next coupon payment at an effective exchange rate of Ps.13.85 per U.S. dollar, with a cap of Ps.15.50 per U.S. dollar.

Concurrently with the issuance of the Senior Guaranteed Notes due 2019, we entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate in Mexican pesos of 3.87% exposed to U.S. dollar currency fluctuations. In order to increase the amount of thresholds of these financial instruments and to avoid collateral margin calls, in May 2011 we changed our PO Swap rate from 3.87% to 4.39%.  The underlying notes bear interest at a rate of 9.5% payable semi-annually and are exposed to U.S. dollar currency fluctuations.  We accounted for this swap at fair value in our consolidated financial statements. Because the agreement met the requirements for hedge accounting, periodic mark-to-market measurement was made.  In addition, on the same date we entered into an interest-only swap to hedge the foreign exchange risk in respect of the interest payable on the first six interest payments on this debt. It expired at the end of 2012.

In connection with our US$250 million bond maturing 2019, we entered into a principal-only swap at an exchange rate of Ps.12.93 per U.S. dollar until maturity; and for the coupon payments, we entered into four capped forward transactions for the 2013-2014 coupon payments at an effective exchange rate of Ps.13.24 per U.S. dollar, with a cap of Ps.17.00 per U.S. dollar.

Concurrently with the issuance of the Senior Guaranteed Notes due 2020, we entered into a principal-only swap in an attempt to hedge and cover the economic and cash flow principal U.S. dollar exposure bearing a six-month weighted fixed rate in Mexican pesos of 3.88% exposed to U.S. dollar currency fluctuations. The underlying notes bear interest at a rate of 9.75% payable semi-annually. We have entered into four capped forward transactions for coupon payments in 2013 at an effective exchange rate of Ps.13.22 per U.S. dollar, with a cap of Ps.17.00 per U.S. dollar, and for coupon payments in 2014 at an effective exchange rate of Ps.13.85 per U.S. dollar, with a cap of Ps.15.50 per U.S. dollar.

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

The exchange rates in effect at December 31, 2012, 2011 and 2010 were Ps. 12.9880, Ps.13.9787 and Ps.12.3817, respectively, per U.S. dollar.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15. Controls and Procedures.

(a)                                 Disclosure controls and procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on May 17, 2013.

(c)                                  Attestation Report of the registered public accounting firm

To the Board of Directors and Stockholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited Desarrolladora Homex, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Desarrolladora Homex, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Desarrolladora Homex, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2012, 2011 and January 1, 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2012, and our report dated May 17, 2013, expressed an unqualified opinion thereon, that included an explanatory paragraph regarding Desarrolladora Homex, S.A.B. de C.V.’s ability to continue as a going concern.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. Alejandro Valdez Mendoza
C.P.C. Alejandro Valdez Mendoza
Culiacán, Sinaloa, México
May 17, 2013

(d)                                 Changes in internal control over financial reporting.

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2012 and 2011, our auditors continued to be Mancera, S.C., a member practice of Ernst & Young Global.

The following table summarizes the aggregate fees billed to us by member practices of Ernst & Young Global, during the fiscal years ended December 31, 2012 and 2011, respectively:

	Years Ended December 31
	2012		2011
	(in thousands of Mexican pesos)
Audit fees	Ps.	17,864	Ps.	19,460
Audit-related fees	3,642		—
Total fees	Ps.	21,506	Ps.	19,460

Audit fees.  Audit fees in the above table are the aggregate fees billed to us by member practices of Ernst & Young affiliated firms in connection with the audit of our annual financial statements and statutory and regulatory audits in Mexico, Brazil and India.  This caption also includes Sarbanes-Oxley Section 404 attestation services.

Audit-related fees.  2012 audit-related fees in the above table are fees billed by Mancera, S.C. for work performed in connection with the offering of the US$400 million bond maturing in 2020.

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

We did not purchase any of our equity securities during 2012.

ITEM 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2011 and 2012 and through the date of this Annual Report, there has been no change in the Registrant’s Certifying Accountant.  The principal independent accountant engaged to audit our financial statements, Mancera S.C., a member practice of Ernst & Young Global, has not resigned, has not indicated that it has declined to stand for re-election after the completion of its current audit and has not been dismissed.  For each of the years ended December 31, 2011 and 2012, Mancera S.C., a member practice of Ernst & Young Global, has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

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

ITEM 16H Mine Safety Disclosures

Not applicable.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

See pages F-1 through F-84, incorporated herein by reference.

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

2(b)(1)	Indenture relating to 7.50% Senior Guaranteed Notes, dated September 28, 2005 by and between us, as Issuer, and the Bank of New York, as Trustee. ****

2(b)(2)	Form of First Supplemental Indenture to the Indenture Relating to the 7.50% Senior Guaranteed Exchange Notes, by and between us, as Issuer, and the Bank of New York, as Trustee. *****

2(b)(3)	Form of 7.50% Senior Guaranteed Exchange Note. *****

2(b)(4)	Registration Rights Agreement dated September 28, 2005 by and among us, Credit Suisse First Boston LLC and certain financial institutions named therein. ****

2(b)(5)	Indenture relating to 9.5% Senior Guaranteed Notes dated December 8, 2009 by and between us, as Issuer, and the Bank of New York, as Trustee. ++

2(b)(6)	Indenture relating to 9.750% Senior Guaranteed Notes dated February 2, 2012 by and between us, as Issuer, and The Bank of New York, as Trustee. +++

8	List of Principal Subsidiaries. +++

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 17, 2013.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 17 2013.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 17, 2013.

*	Previously filed in Registration Statement on Form F-1/A (File No. 333-116257), originally filed with the SEC on June 23, 2004. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-116278), originally filed with the SEC on June 8, 2004. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-6 (File No. 333-175380), originally filed with the SEC on July 6, 2011. Incorporated herein by reference.

****	Previously filed in Registration Statement on Form F-4 (File No. 333-129100), originally filed with the SEC on October 18, 2005. Incorporated herein by reference.

*****	Previously filed in Registration Statement on Form F-4/A (File No. 333-129100), originally filed with the SEC on November 25, 2005. Incorporated herein by reference.

+	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 29, 2006. Incorporated herein by reference.

++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on June 30, 2010. Incorporated herein by reference.

+++	Previously filed in the report on Form 20-F (File No. 001-32229), originally filed with the SEC on April 30, 2012. Incorporated herein by reference.

SIGNATURE

The registrant, Desarrolladora Homex, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer

Dated: May 17, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Desarrolladora Homex, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2012, 2011 and January 1, 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2012, 2011 and January 1, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that Desarrolladora Homex, S.A.B. de C.V will continue as a going concern.   As discussed in Note 29 to the financial statements, the Company’s current liquidity and certain other matters raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters also are described in Note 29 and 30. The 2012 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Desarrolladora Homex, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 17, 2013, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. Alejandro Valdez Mendoza
C.P.C. Alejandro Valdez Mendoza

Culiacán, Sinaloa, México
May 17, 2013

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated statements of financial position

(Figures in thousands of Mexican pesos (Ps.))

	As of December 31,
	2012			2011		As of January 1, 2011
	2012 Convenience Translation (Note2a)
Assets
Current assets:
Cash and cash equivalents (Note 7)	$163,954	Ps.	2,129,433	Ps.	3,860,350	Ps	3,307,692
Restricted cash (Note 19)	10,602	137,696		132,303		127,530
Trade accounts receivable, net (Note 8)	477,164	6,197,409		1,962,797		1,975,203
Due from related parties (Note 9)	4,327	56,208		174,073		—
Inventories (Note 10)	990,324	12,862,331		17,830,588		17,069,393
Prepaid expenses (Note 11)	17,112	222,247		469,846		469,361
Other current financial assets (Note 12)	106,049	1,377,361		530,501		272,830
Total current assets	1,769,532	22,982,685		24,960,458		23,222,009

Non-current assets:
Land held for future development and construction-in-process (Note 10)	1,555,983	20,209,099		12,755,138		10,388,294
Property and equipment, net (Note 13)	87,856	1,141,068		1,375,128		1,509,491
Goodwill (Note 3h)	56,349	731,861		731,861		731,861
Investment in associate (Note 14)	43,108	559,884		36,979		—
Other non-current assets (Note 15)	10,638	138,172		100,346		31,675
Long-term trade account receivables (Note 8)	298,082	3,871,495		155,713		62,166
Financial derivative instruments (Note 17.1)	673	8,738		70,014		13,123
Deferred income taxes (Note 27)	131,119	1,702,977		870,266		857,713
Total non-current assets	2,183,808	28,363,294		16,095,445		13,594,323
Total assets	$3,953,340	Ps.	51,345,979	Ps.	41,055,903	Ps	36,816,332

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt (Note 17.2)	$199,133	Ps.	2,586,343	Ps.	3,609,120	Ps.	1,693,048
Current portion of prison related long-term debt (Note 17.3)	31,980	415,358		—		—
Current portion of long-term capital leases (Note 17.4)	8,506	110,473		188,937		169,604
Trade accounts payable (Note 19)	286,476	3,720,745		3,142,829		3,412,119
Land suppliers (Note 20)	72,047	935,749		1,172,293		778,141
Advances from customers	90,251	1,172,183		669,851		624,644
Taxes other than income taxes	138,886	1,803,852		1,056,606		754,264
Income taxes payable (Note 27)	80,075	1,040,019		91,586		37,531
Provision for uncertain tax positions (Note 27f)	177,785	2,309,059		1,599,642		775,946
Total current liabilities	1,085,139	14,093,781		11,530,864		8,245,297
Non-current liabilities:
Long-term debt (Note 17.2)	1,079,544	14,021,116		10,834,287		10,659,199
Prison related long-term debt (Note 17.3)	225,461	2,928,282		400,329		—
Long-term capital leases (Note 17.4)	4,162	54,060		154,933		235,430
Financial derivative instruments (Note 17.1)	52,090	676,550		7,551		492,364
Long-term land suppliers (Note 20)	956	12,413		—		41,441
Other long term liabilities	450	5,840		4,675		4,684
Deferred income taxes (Note 27)	370,134	4,807,309		4,492,491		4,564,440
Total non-current liabilities	1,732,797	22,505,570		15,894,266		15,997,558
Total liabilities	2,817,936	36,599,351		27,425,130		24,242,855

Equity (Note 21):
Common stock	32,757	425,444		425,444		425,444
Additional paid-in capital	218,144	2,833,255		2,833,255		2,833,255
Treasury stock, at cost	(7,858)	(102,053)		(102,053)		(98,412)
Retained earnings	930,784	12,089,034		10,493,853		9,478,802
Unrealized (loss) gain on financial derivative instruments, net of deferred taxes (Note 3v)	(32,623)	(423,712)		17,248		(308,854)
Other equity accounts (Note 3v)	(19,966)	(259,324)		(236,427)		53,317
Equity attributable to equity holders of the parent	1,121,238	14,562,644		13,431,320		12,383,552
Non-controlling interest in consolidated subsidiaries	14,166	183,984		199,453		189,925
Total equity	1,135,404	14,746,628		13,630,773		12,573,477
Total liabilities and equity	$3,953,340	Ps.	51,345,979	Ps.	41,055,903	Ps.	36,816,332

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Income

(Figures in thousands of Mexican pesos (Ps.) except earnings per share)

	2012 Convenience Translation (Note	For the years ended December 31,
	2a)	2012		2011

Revenues:
Sale of completed housing units	$1,448,251	Ps.	18,809,885	Ps.	20,179,741
Construction services	702,400	9,122,770		986,207
Other revenue	62,884	816,748		657,105
	2,213,535	28,749,403		21,823,053
Cost of sales	1,730,940	22,481,449		15,880,790
Gross profit	482,595	6,267,954		5,942,263
Operating expenses (Note 24)	190,573	2,475,160		2,774,929
Other operating expenses, net (Note 25)	38,386	498,554		352,465
Operating income	253,636	3,294,240		2,814,869
Interest expense (Note 26)	42,270	549,018		307,479
Interest income	(21,421)	(278,220)		(194,009)
Exchange loss, net	18,601	241,588		1,006,620
Valuation effects of financial derivative instruments, net (Note 17.1)	8,970	116,504		(69,395)
Equity earnings in associate (Note 14)	(3,271)	(42,485)		(18,979)
Income before income taxes	208,487	2,707,835		1,783,153
Income taxes (Note 27)	85,340	1,108,404		758,574

Consolidated net income	$123,147	Ps.	1,599,431	Ps.	1,024,579

Attributable to:
Net income of equity holders of the parent	$122,820	Ps.	1,595,181	Ps.	1,015,051
Net income of non-controlling interest	327	4,250		9,528

Consolidated net income	$123,147	Ps.	1,599,431	Ps.	1,024,579

Weighted average shares outstanding (in thousands)	334,568	334,568		334,700

Basic and diluted earnings per share of equity holders of the parent	$0.37	Ps.	4.77	Ps.	3.03

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Figures in thousands of Mexican pesos (Ps.))

	For the years ended December 31,
	2012		2011

Consolidated net income	Ps.	1,599,431	Ps. 1,024,579

Other comprehensive income (loss):

Exchange gain (loss) differences of the Senior Guaranteed notes being hedged by derivative instruments	137,275		(399,250)
Deferred income tax related to exchange gain (loss) differences of the Senior Guaranteed notes being hedged by derivative instruments	(36,797)		111,791
Exchange differences on translation of foreign operations	(123,375)		(2,285)
Valuation effects of effective derivative instruments, net of taxes	(612,813)		452,333
Deferred income tax related to valuation effects of effective derivative instruments	171,853		(126,231)
Total comprehensive income	Ps.	1,135,574	Ps.	1,060,937
Attributable to equity holders of the parent	Ps.	1,131,324	Ps.	1,051,409
Attributable to non-controlling interest	4,250		9,528
Total comprehensive income	Ps.	1,135,574	Ps.	1,060,937

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(Figures in thousands of Mexican pesos (Ps.))

	Common stock		Additional paid-in capital		Treasury stock, at cost (Note 21)		Retained earnings		Financial derivative instruments		Other equity accounts		Equity attributable to equity holders of the parent		Equity of non- controlling interest		Total equity (Note 21)

Balances as of January 1, 2011	Ps.	425,444	Ps.	2,833,255	Ps.	(98,412)	Ps.	9,478,802	Ps.	(308,854)	Ps.	53,317	Ps.	12,383,552	Ps.	189,925	Ps.	12,573,477
Share-based options exercised (Note 21)					2,796								2,796				2,796
Shares repurchased (Note 21)					(6,437)								(6,437)				(6,437)
Comprehensive income							1,015,051		326,102		(289,744)		1,051,409		9,528		1,060,937
Balances as of December 31, 2011	425,444		2,833,255		(102,053)		10,493,853		17,248		(236,427)		13,431,320		199,453		13,630,773
Dividends paid by consolidated subsidiary															(19,719)		(19,719)
Comprehensive income							1,595,181		(440,960)		(22,897)		1,131,324		4,250		1,135,574
Balances as of December 31, 2012	Ps.	425,444	Ps.	2,833,255	Ps.	(102,053)	Ps.	12,089,034	Ps.	(423,712)	Ps.	(259,324)	Ps.	14,562,644	Ps.	183,984	Ps.	14,746,628
2012 Convenience translation Note 2a)	Ps.	32,757	Ps.	218,144	Ps.	(7,858)	Ps.	930,784	Ps.	(32,623)	Ps.	(19,966)	Ps.	1,121,238	Ps.	14,166	Ps.	1,135,404

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Figures in thousands of Mexican pesos (Ps.))

	2012 Convenience translation	For the years ended December 31,
	(Note 2a)	2012		2011
Operating activities
Income before income taxes	$208,487	Ps.	2,707,835	Ps.	1,783,153
Non-cash adjustments to reconcile income before income taxes to net cash flows
Depreciation (Note 13)	20,088	260,899		259,744
Loss on sale of property and equipment (Note 25)	368	4,784		2,170
Interest income	(21,421)	(278,220)		(194,009)
Equity earnings in associate (Note 14)	(3,271)	(42,485)		(18,979)

Interest expense (Note 10 and Note 26)	171,961	2,233,423		1,770,149
Valuation effects of financial derivative instruments	8,970	116,504		(69,395)
Exchange (gain) loss	(45,298)	(588,333)		779,109
	339,884	4,414,407		4,311,942

Changes in working capital:
Increase in trade accounts receivable	(605,495)	(7,864,171)		12,406
Increase in inventories and land held for future developments	(191,011)	(2,480,858)		(3,121,551)
Decrease (increase) in other assets	(69,427)	(901,714)		(416,767)
Decrease (increase) in prepaid expenses	19,064	247,599		(485)
Interest income collected	14,783	191,997		194,009
Increase (decrease) in trade accounts payable	44,524	578,276		(269,290)
Increase (decrease) in accounts payable to land suppliers	(17,257)	(224,131)		352,711
Increase in other liabilities	91,444	1,187,681		543,098
Increase in restricted cash	(415)	(5,393)		(4,773)
Termination payments for financial derivative contracts	—	—		(24,863)
Income tax paid	(2,287)	(29,698)		(186,221)
Net cash flows used in/ from operating activities	(376,193)	(4,886,005)		1,390,216

Investing activities
Investment in associate (Note 14)	(36,990)	(480,420)		(18,000)
Decrease (increase) in notes receivable from related parties (Note 9)	9,075	117,865		(174,073)
Acquisition of property and equipment (Note 13)	(6,142)	(79,767)		(68,695)
Proceeds from sale of property and equipment	1,688	21,914		9,436
Net cash flows used in investing activities	(32,369)	(420,408)		(251,332)

Financing activities
Proceeds from new borrowings	1,524,788	19,803,945		11,765,080
Payments of notes payable	(1,080,037)	(14,027,526)		(10,610,963)
Interest paid	(158,442)	(2,057,829)		(1,734,417)
Dividend paid by consolidated subsidiary	(1,518)	(19,719)
Shares repurchased (Note 21)	—	—		(6,437)
Share-based payments exercised	—	—		2,796
Net cash flows from financing activities	284,791	3,698,871		(583,941)
Net increase of cash and cash equivalents	(123,771)	(1,607,542)		554,943
Adjustment to cash flows due to exchange rate fluctuation on cash	(9,499)	(123,375)		(2,285)
Cash and cash equivalents at the beginning of the year	297,224	3,860,350		3,307,692
Cash and cash equivalents at the end of the year	$163,954	Ps.	2,129,433	Ps.	3,860,350

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Figures in thousands of Mexican pesos (Ps.),
except as otherwise indicated)

1. Nature of business and corporate information

Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries (the “Company”) is comprised of a group of companies engaged primarily in the promotion, design, development, construction and sale of affordable entry level and middle income residential housing.  Substantially all sales are made in Mexico. As disclosed in Note 3a, in 2010 the Company signed a contract to build and then subsequently operate a prison for the Mexican Government. In addition the Company signed contracts with government to provide construction services for the Mexican Government.

The Company is incorporated and domiciled in México. It’s shares are publically traded in the Mexican Stock Exchange and New York Stock Exchange. The registered address is located at Boulevard Alfonso Zaragoza Maytorena 2204 Norte, Fraccionamiento Bonanza, Culiacán, Sinaloa, México, zip code 80020.

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

For the years ended December 31, 2012 and 2011, housing revenues were obtained through mortgage financing provided by the following sources: INFONAVIT (55% and 75%, respectively); FOVISSSTE (31% and 13% respectively) and other sources (14% and 12%, respectively).

Homex’s operations include 146 developments in 35 cities located in 21 Mexican states. In 2012, 30.6% of Homex’s housing revenues originated in the state of Jalisco 12.6% in the Mexico City Metropolitan Area, the largest city in Mexico and 9.3% in the state of Baja California Sur. The remaining revenues were originated throughout 26 cities.

Approximately, Ps. 131,513 and Ps. 598,678 of the Company’s 2012 and 2011 revenues, respectively, originated in Brazil.  For its Brazilian operations, the Company participates in housing supply offers with the governmental institution Caixa Economica Federal (“Caixa”) that is similar in nature to the INFONAVIT in Mexico in that it provides financing to lower income homebuyers.

The Company’s operations are on a seasonal basis: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income.

On April 30, 2013, the Company’s IFRS consolidated financial statements were presented to the Company’s shareholders. When presented, the Company explained  to  its  shareholders  that  such  IFRS  consolidated  financial statements  were  at that time both preliminary in nature, and also unaudited, and thus subject to change by management and as a result of  audit completion. The Company indicated that if significant changes were ultimately made to the IFRS consolidated financial statements, the final IFRS consolidated financial statements would be represented to the Company’s shareholders at a subsequent meeting. Those IFRS consolidated financial statements were then approved by the shareholders at the April 30, 2013 meeting.

The accompanying IFRS consolidated financial statements were approved for issuance by the Company’s Financial Director (“CFO”), Carlos Moctezuma Velasco, and the Company’s Administrative and Accounting Officer, Ramón Lafarga Bátiz on May 17, 2013. The accompanying consolidated financial statements were then approved by the Company’s Audit Committee and, the Board of Directors on May 17, 2013. The accompanying IFRS consolidated financial statements are different in certain respect from those previously presented to the Company’s shareholders, including but not limited to the disclosures made in Note 29 (Going Concern), Note 30 (Subsequent Events) and Note 31 (Guarantor supplemental information), and certain other adjustments and disclosures. The Company is currently evaluating the need for further shareholder approval of the accompanying IFRS consolidated financial statements.

2. Basis of preparation

The accompanying consolidated financial statements have been prepared on a going concern basis. Refer to Note 29 for further detail about the Company’s current liquidity and certain other matters that raise substantial doubt about its ability to continue as a going concern. The 2012 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

a)             Convenience translation

The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The convenience translation of Mexican pesos into US dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps. 12.9880 per one US dollar as of December 31, 2012.  Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

b)             IFRS adoption

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For all periods up to and including the year ended December 31, 2011, the Company previously prepared its consolidated financial statements in accordance with Mexican Financial Reporting Standards (“MFRS”). These financial statements for the year ended December 31, 2012 are the first the Company has prepared in accordance with IFRS. Refer to Note 4 for information on how the Company adopted IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

c)              Basis of consolidation

The consolidated financial statements include those of Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intragroup balances, transactions, unrealized gains resulting from intragroup transactions, are eliminated full.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

•                  Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•                  Derecognizes the carrying amount of any non-controlling interest

•                  Derecognizes the cumulative translation differences, recorded in equity

•                  Recognizes the fair value of the consideration received

•                  Recognizes the fair value of any investment retained

•                  Recognizes any surplus or deficit in profit or loss

•                  Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

The Company did not lose control over any subsidiary during the years ended December 31, 2012 and 2011.

The Company’s subsidiaries shareholding percentage in their common stock as of December 31, 2012, 2011 and January 1, 2011 is shown below:

	Ownership percentage
Company	December 31, 2012	December 31, 2011	January 1, 2011	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing.
Nacional Financiera, S.N.C. Fiduciaria del Fideicomiso AAA Homex 80284	100%	100%	100%	Financial services.
Administradora Picsa, S.A. de C.V.	100%	100%	100%	Administrative services and promotion related to construction industry.
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	100%	Administrative services.
Aerohomex, S.A. de C.V.	100%	100%	100%	Air transportation and lease services.
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	100%	Construction and development of housing complexes.
Homex Atizapán, S.A. de C.V.	67%	67%	67%	Promotion, design, construction and sale of entry-level and middle-income.
Casas Beta del Centro, S. de R.L. de C.V. (1)	100%	100%	100%	Promotion, design, construction and sale of entry-level and middle-income.
Casas Beta del Norte, S. de R.L. de C.V.	100%	100%	100%	Promotion, design, construction and sale of entry- level.

Casas Beta del Noroeste, S. de R.L. de C.V.	100%	100%	100%	Promotion, design, construction and sale of entry-level.
Hogares del Noroeste, S.A. de C.V. (2)	50%	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing.
Opción Homex, S.A. de C.V.	100%	100%	100%	Sale, lease and acquisition of properties.
Homex Amuéblate, S.A. de C.V.	100%	100%	100%	Sale of housing related products.
Homex Global, S.A. de C.V. (3)	100%	100%	100%	Holding company for foreign investments.
Sofhomex, S.A. de C.V. S.F.O.M. E.N.R.	100%	100%	100%	Financial services.
Nacional Financiera, S.N.C. Fiduciaria del Fideicomiso Homex 80584	100%	100%	100%	Employee stock option plan administration.
HXMTD, S.A. de C.V.	100%	100%	100%	Promotion, design, construction and sale of upper-income tourism housing.
Homex Central Marcaria, S.A. de C.V.	100%	100%	100%	Administration of industrial and intellectual property.
Homex Infraestructura, S.A. de C.V. (4)	100%	100%	100%	Design and construction services for public or private services.
CRS Morelos, S.A. de C.V.	100%	100%	100%	Construction services to government.
CT Prop, S. de R.L de C.V. (5)	100%	100%	100%	Promotion, design, construction and sale of tourism housing.
CT Loreto, S. de R.L. de C.V. (5)	100%	100%	100%	Promotion, design, construction and sale of tourism housing.
Mexaval, S.A. de C.V. S.F.O.M.E.N.R. (6)	51%	—%	—%	Financial services
Sociedad Desarrolladora de Proyectos Hospitalarios Limitada (7)	99%	—%	—%	Construction and public or private infrastructure components in Chile.

(1)    Casas Beta del Centro, S. de R.L. de C.V. (“CBC”) owns 100% of the outstanding stock of Super Abastos Centrales y Comerciales, S.A. de C.V. and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (“Huehuetoca”), which are engaged in the promotion, design, construction and sale of entry-level housing. Huehuetoca is fully consolidated in accordance IAS 27, Consolidated and Separate Financial Statements, since the Company has control over this subsidiary.

(2)    Hogares del Noroeste, S.A. de C.V. is a 50% owned and controlled subsidiary of Desarrolladora Homex, S.A.B. de C.V., which is engaged in the promotion, design, construction and sale of entry-level and middle-income housing. This entity is fully consolidated in accordance with IAS 27, since the Company has control over this subsidiary.

(3)      Homex Global, S.A. de C.V, (“Homex Global”) owns the outstanding stock of the following companies:

(a)      Homex Global owns 100% of the outstanding stock of Homex India Private Limited, a subsidiary located in India and that is to perform the construction and development of entry-level and middle-income housing in India. This company has had no significant operations to date. The Company has recently taken the decision to postpone its efforts to enter the Indian housing market; and as a result, the Company has closed its research and development office in the country, and all necessary actions required to finalize operations in India, such as paying all creditors and suppliers, are being taken. The Company estimates this process shall take between three to six months after which it will leave administrative offices open just to continue the ongoing legal processes.

(b)       Homex Global owns 100% of the outstanding stock of Desarrolladora de Sudamérica, S.A. de C.V., a Mexican company that had no significant operations during the periods presented herein.

(c)      Homex Global owns 100% of the outstanding common stock of Homex Brasil Participacoes Limitada (“Homex Brasil”), through its subsidiaries Éxito Construcoes e Participacoes Limitada, and HMX Empreendimentos Imobiliarios Limitada. Through twenty three subsidiaries, Homex Brasil performs construction and development of entry-level housing in Sao Paulo, Brazil. During 2009, Homex Brasil started operations in Brazil with a 1,300-unit affordable entry-level development in San Jose dos Campos, northeast of Sao Paulo. During the years ended December 31, 2012 and 2011, the Company recognized revenues from its Brazilian operations of Ps. 131,513 and Ps. 598,678, respectively.

(d)    Homex Global owns 100% of the outstanding stock of MCA Incorporacoes, S.A., a subsidiary located in Brazil that entered into a line of credit with Deutsche Bank AG (See Note 17.2).

(4)       Homex Infraestructura, S.A. de C.V. owns 100% of the outstanding common stock of Homex Infraestructura Concesiones, S.A. de C.V. and Homex Infraestructura Obras, S.A. de C.V., which are engaged to design and construction for public or private services.

(5)       These companies were acquired in 2010 through a business combination. CT Prop, S. de R.L. de C.V, owns 100% of the outstanding stock of CT Commercial Properties, S. de R.L. de C.V.

(6)      This company was founded in 2012 to provide financial services.  However it has had no significant operations from its inception to date.

(7)      This company was founded in 2012 to perform construction of public and private infrastructure components in Chile.  However it has had no operations from its inception to date.

d)  Incorporation of Foreign Subsidiaries

The accounting records of foreign subsidiaries are maintained in the local currency and in accordance with IFRS. For incorporation into the Company’s consolidated financial statements, each foreign subsidiary’s individual financial statements are as of the same period as the Company’s consolidated financial statements and also are restated into Mexican pesos, that is the Company’s functional currency, as described as follows:

The Company did not operate in any hyper-inflationary economic environments during any of the periods presented herein. For non-inflationary economic environments- assets and liabilities are translated into Mexican pesos using the period-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the statement of income is translated using the average exchange rate of each month.

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

3. Summary of significant accounting policies

The following are the significant accounting policies applied by the Company in preparing its consolidated IFRS financial statements:

a) Revenue and cost recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must also be met before revenue is recognized:

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

d)             it is probable that the Company will receive the economic benefits associated with the transaction; and;

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

The cost of sales represents the cost incurred in the development of housing revenues by the Company during the year. These costs include land, direct materials, labor and all the indirect costs related to the development of the project such as indirect labor, equipment, repairs, depreciation and the capitalization of the borrowing costs.

Construction services

Construction services revenues and costs are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project, in accordance to IAS 11 Construction contracts. Under this method, the estimated total revenue for each development and project is multiplied by the percentage-of-completion to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine the percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined.

During the years ended December 31, 2012 and 2011 the Company provided construction services only to Mexican Government entities. The advances from Mexican Government entities received from these construction services during the years ended December 2012 and 2011 were Ps. 654,310 and Ps. 127,760, respectively.

Concession arrangements

The Company builds infrastructure (construction services) that is used by the Mexican Government to provide a public service. The Company will then operate and maintains that infrastructure (operation services) for a specific period of time. This arrangement includes infrastructure used in a public service concession arrangement.

During 2010, the Company entered into the CRS Morelos Facility Contract with the Mexican Government to build and then subsequently assist in the operation of one prison facility in Mexico. This arrangement is accounted under the financial asset model of IFRIC 12 which is used when the Company has an unconditional contractual right to receive cash from or at the direction of the grantor for the construction services under a single contract or arrangement. The amount due from the grantor meets the definition of a financial asset which is measured at fair value. The amount initially recognized plus the cumulative interest on that amount is computed using the effective interest method.

Construction service revenues and related costs are recorded pursuant the percentage-of-completion method of accounting as described above. Once the project has begun operations, the services revenues will be recognized on a monthly basis.

For the years ended December 31, 2012 and 2011, the Company has recorded concession arrangement revenues of Ps. 4,122,858 and Ps. 129,672, respectively and costs of Ps. 3,177,470 and Ps. 98,141, respectively related to the construction project of CRS Morelos Facility Contract.

	2012		2011
Percentage of completion revenues under IAS 11
Costs incurred in the period	Ps.	3,177,470	Ps.	98,141
Recognized profits	945,388		31,531
Contract revenue for the period	4,122,858		129,672
Interest income (recognized in the statement of income)	86,223		—
Brought forward	129,672		—
Financial asset, at estimated fair value	Ps.	4,338,753	Ps.	129,672

b) Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise of cash at banks and highly liquid investments with purchased maturities of three months or less. These investments are stated at cost plus accrued interest, which is similar to their market value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts, if applicable.

c) Allowance for uncollectable trade account receivables

The Company’s policy is to provide an allowance for uncollectible trade account receivables based on balances of uncollected accounts receivable, applying several percentages based on their aging status.

d) Inventories and costs of sales

Inventories is composed by construction-in-process, construction materials and land for development and future development are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Land for future developments refers to land reserves to be developed by the Company beyond 2013. The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

In accordance to IAS 23 borrowing costs, borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. The land under development inventories and construction-in-process include the capitalized borrowing costs. The Company capitalizes the borrowing costs that results from the application of the weighted average rate of the debt to the weighted average of the construction-in-process investment and the land under development during the acquisition period. In regards to debt in foreign currency, the capitalized borrowing costs include the corresponding exchange losses such that the total borrowing costs capitalized do not exceed the amount of borrowing costs that would be incurred on functional currency equivalent borrowing (see Note 10).

The Company reviews the carrying amounts of its inventories when an impairment indicator suggests that such amounts might not be recoverable.  If events or changes in circumstances indicate that the carrying value may not be recoverable an assessment is undertaken to determine whether carrying values are in excess of their net realizable value. Net realizable value is the estimated sales price in the ordinary course of business, less estimated costs for completion and effecting a sale.

During the years ended December 31, 2012 and 2011, the Company adjusted the value of its inventory in-process at each of its three Brazilian projects whereby total inventory balances were written down by approximately Ps. 152,111 and Ps. 131,079, respectively. The carrying value of the Brazilian inventories as of December 31, 2012 and 2011 were Ps. 1,158,567 and Ps. 994,539, respectively, after such write-downs.

Net realizable value for development properties is based on internal project evaluations on internal project evaluations where assumptions are made about the project’s expected revenues and expenses. Valuation of these projects is performed according to lower cost of market principle. If the carrying amount of a project exceeds the net realizable value, a provision is recorded to reflect the inventory at the recoverable amount in the consolidated statement of financial position.

e) Prepaid expenses

Prepaid expenses are recognized only if an estimated future benefit is associated. Once that the service or good is received, the Company recognizes the amount related to the prepaid expense as an asset or expense in the period, depending upon its nature.

f) Property and equipment

Property and equipment is measured at deemed cost, net of accumulated depreciation and when appropriate accumulated impairment losses, if any.  Such cost includes the cost of replacing component parts of the property and equipment. When significant parts of property and equipment are required to be replaced at intervals, the Company derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation.  Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the statement of income as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Years
Buildings	10 to 70, average of 37
Machinery and equipment	2 to 25, average of 6
Transportation equipment	6 to 9
Air transportation equipment	30
Office furniture and equipment	5 to 15
Computers	4
Communication equipment	5

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The value of property and equipment is reviewed whenever there are impairment indicators. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.  At December 31, 2012 and 2011, no impairment losses have been recognized with respect to the Company’s property and equipment.

g) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date of the arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest expense in the statement of income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

h) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration which is deemed to be an asset or liability that is a financial instrument will be recognized in accordance with IAS 39 Financial instruments: recognition and measurement either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s three cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating units retained.

Goodwill as of December 31, 2012, 2011 and January 1, 2011 was Ps. 731,861. Goodwill recorded as part of the “Casas Beta” business combination has been allocated to the affordable-entry segment.

i) Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating units (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s cash-generating units to which the individual assets are allocated. These budgets and forecast calculations are generally calculated of period of five years. For longer periods, a long term perpetuity growth rate is calculated to project future cash flows after the fifth year.

Impairment losses including impairment on inventories are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

Goodwill

Goodwill is tested for impairment annually (as of year-end) and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

As of December 31, 2012 and 2011, no impairment has been recognized with respect to the Company’s assets with indefinite lives.

j) Investment in associate

The Company’s investment in an associate is accounted for using the equity method. An associate is an entity in which the Company has significant influence.

Under the equity method, the investment in the associate is carried in the consolidated statement of financial position at cost plus post acquisition changes in the Company’s share of net assets of the associate.

The consolidated statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of an associate is shown included in the other operating expenses caption on the face of the consolidated statement of income. The investment in an associate company is initially recognized at acquisition cost and is subsequently accounted for using the equity method, by which the Company recognizes its participation in the results of operation and the associate’s equity.

The financial statements of the associate are presented for the same reporting period as of the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ‘equity earnings in associate’ in the consolidated statement of income.

Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the consideration received is recognized in profit or loss.

Refer to Note 14 for further discussion of the Company’s equity method investment.

k) Employee retirement obligations

The Company grants seniority premiums, covering all its employees. The related calculations are based on the provisions of the Mexican Federal Labor Law (“FLL”).  Under the FLL, workers are entitled to certain benefits at the time of their separation from the Company under certain circumstances. Seniority premiums are recognized using the projected unit-credit method and financial assumptions. These benefits are not funded by the Company.

l) Financial instruments — initial recognition and subsequent measurement

i)                                         Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, in the case of assets not at fair value through profit or loss.

The Company’s consolidated financial assets include cash and cash equivalents, trade and other receivables and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Loan and receivables

Loan and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (“EIR”), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated statement of income in interest expense.

De-recognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•                  The rights to receive cash flows from the asset have expired.

•                  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass- through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)                                      Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

iii)                                   Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost. This includes directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the effective interest rate method (“EIR”) amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the consolidated statement of income.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

m) Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as principal-only and interest-only swaps to hedge its foreign currency risks and, interest rate risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statement of income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as:

•                  Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk).

•                  Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

•                  Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

For the purpose of cash flow hedge accounting, hedges are classified as cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly forecast transaction.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss. Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged interest income or interest expense is recognized or when a forecast sale occurs.

When the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instruments expires or is sold, terminated or exercised without replacement or rollover, or if its designation as hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances.

•                  Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

•                  Embedded derivates that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

•                  Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

n) Advances from customers

Advances from customers represent cash deposits received from homebuyers as down payments to purchase a home, when required. These amounts are recognized as an advance until the home is titled. Also, is comprised of advances from customers received for construction services to be rendered, which will be applied to revenue according to the terms established per the contracts.

o) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

The Company evaluates its income tax positions to determine whether they meet the more-likely-than-not threshold to be recognized in the financial statements at the largest amount of benefit that is more likely than not of being realized upon ultimate settlement with the tax authority. The Company accrues interest, and penalties related to its balance of unrecognized tax benefits.

p) Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•                  Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•                  In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•                  When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•                  In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

q) Foreign currency

The Company’s consolidated financial statements are presented in thousands of Mexican Pesos, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company entities at the functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date.

All differences are taken to the consolidated statement of income with the exception of all monetary items that form part of a net investment in a foreign operation. These are recognized in other comprehensive income until the disposal of the net investment, at which time they are reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Equity items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions, statement of income transactions are translated using the average exchange rates during the year and any other asset or liability are translated using the exchange rate at the end of the reported period. The gain or loss arising on translation of non-monetary items is recognized in line with the gain or loss of the item that gave rise to the translation difference (translation differences on items whose gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss respectively).

Group companies

The assets and liabilities of Brazil and India are translated into Mexican Pesos at the rate of exchange prevailing at the reporting date and their statements of income are translated at the average exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of income.

See Note 22 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

r) Shared-based payment transactions

The Company has implemented different share based payment plans through which certain of its executives and company officials receive remuneration.

During 2011 the Company implemented a new plan, and such awards are treated as liability awards. The fair value of share based compensation is determined using an appropriate pricing model (see Note 21).

s) Earnings per share

Earnings per share are calculated by dividing net income of attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the stock options disclosed in Note 21, the effects of which were immaterial in all periods. Accordingly basic and diluted earnings per share presented were the same during such periods presented herein.

As of December 31, 2012 and 2011, earnings per share have been calculated as follows:

	2012		2011
Net income attributable to equity holders of the parent	Ps.	1,595,181	Ps.	1,015,051
Weighted average number of ordinary shares	334,568		334,700
Total basic earnings per share	Ps.	4.77	Ps.	3.03

t) Statement of income presentation

The costs and expenses reflected in the consolidated statement of income are presented according to their function, since this classification allows an adequate analysis of gross profits and operating margins. The Company’s operating income is presented because it is an important indicator of its overall performance and results, and includes ordinary income, operating costs and expenses.

u) Segment reporting

Segment reporting is presented in accordance with the information used by the Company’s Chief Operating Decision Maker for decision making process. The information is presented according to the type of revenue (affordable-entry level housing, middle income level housing, concession arrangements, construction services and others).

v) Comprehensive income

Comprehensive income is represented by net income, the effect of the currency translation of the financial statements of the foreign subsidiaries and the effect of the change in the fair value of financial derivative instruments (and underlying instruments) that meet the criteria of hedge accounting. The effects of these concepts and the changes in financial derivative instruments and other equity accounts in equity (including the comprehensive income for each period) are shown in the consolidated statements of comprehensive income.

	Financial derivate Instruments		Other equity Accounts
Balance as of January1, 2011	Ps.	(308,854)	Ps.	53,317
Changes in fair value of financial derivative instrument	452,333		—
Deferred tax related to the changes in fair value of financial derivative instrument	(126,231)		—
Exchange loss of the Senior Guaranteed Notes due 2019	—		(399,250)
Deferred tax of the exchange loss of the Senior Guaranteed Notes due 2019	—		111,791
Translation effects of the foreign subsidiaries financial statements	—		(2,285)
Balance as of December 31, 2011	17,248		(236,427)
Changes in fair value of financial derivative instrument	(612,813)		—
Deferred tax related to the changes in fair value of financial derivative instrument	171,853		—
Exchange gain of the Senior Guaranteed Notes due 2019 and 2020.	—		137,275
Deferred tax of the exchange loss of the Senior Guaranteed Notes due 2019 and 2020	—		(36,797)
Translation effects of the foreign subsidiaries financial statements	—		(123,375)
Balance as of December 31, 2012	Ps.	(423,712)	Ps.	(259,324)

4. First-time adoption of IFRS

These consolidated financial statements, for the year ended December 31, 2012, are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2011, the Company prepared its consolidated financial statements in accordance with MFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2012, together with the comparative period data as at and for the year ended December 31, 2011, as described in the accounting policies. In preparing these financial statements, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2011, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its MFRS consolidated financial statements, including the statement of financial position as at January 1, 2011 and its previously published MFRS consolidated financial statements as at and for the year ended December 31, 2011.

Exemptions applied

For preparing the consolidated financial statements under IFRS, the Company applied the mandatory exceptions and utilized certain optional exemptions set forth in IFRS 1, related to the complete retroactive application.

The Company applied the following mandatory exceptions set forth in IFRS 1, which do not allow retroactive application to the requirements set forth in such standards:

•                  Accounting estimates: all material accounting estimates made under MFRS are consistent with the estimates under IFRS made for the same periods. Retrospective adjustments to accounting estimates made prior to the transition date have not been made. Certain adjustments (corrections) were made to the estimated useful lives of property and equipment which were applied prospectively from the January 1, 2011 transition date. Such adjustments were not material to the previously issued January 1, 2011 MFRS consolidated statement of financial position or the previously issued MFRS consolidated statement of income for the year ended December 31, 2011.

•                  Hedging relationships: derivative financial instruments that were hedged under MFRS qualify for hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement. No designations of hedging relationships were made retrospectively.

The Company applied the following optional exemptions set forth in IFRS 1:

•                  IFRS 3 Business Combinations: this exemption was applied to prior businesses combinations for IFRS that occurred before January 1, 2011. The use of this exemption means that the MFRS carrying amounts of assets and liabilities, that are required to be recognized under IFRS, is their deemed cost at the date of the acquisition. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position.

•                  The Company elected to restate certain items of property and equipment as of the transition date; the restated amount represents the fair value as a deemed cost one time revaluation, including accumulated depreciation. Such fair value was determined based on external appraisals.  Subsequent to the IFRS transition date, the Company applied historical cost accounting for its property and equipment acquisitions.

•                  The Company elected to apply the requirements of IAS 23 Borrowing costs from the transition date and shall account for borrowing costs after the transition date in accordance with IAS 23, including those borrowing costs incurred after that date on qualifying assets already under construction. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption.

Statement of financial position reconciliation as of January 1, 2011 (date of transition to IFRS):

	Notes		MFRS	Remeasurements		Reclassifications		IFRS
Assets
Current assets:
Cash and cash equivalents	(j)	Ps.	3,435,222	—		Ps.	(127,530)	Ps.	3,307,692
Restricted cash	(j)		—	—		127,530		127,530
Trade accounts receivable, net			1,975,203	—		—		1,975,203
Inventories	(a)		17,121,857	(52,464)		—		17,069,393
Prepaid expenses			469,361	—		—		469,361
Other current financial assets			272,830	—		—		272,830
Total current assets			23,274,473	(52,464)		—		23,222,009

Non-current assets:
Land held for future development and construction-in-process	(a)		10,591,499	(203,205)		—		10,388,294
Property and equipment, net	(b)		1,002,572	506,919		—		1,509,491
Goodwill			731,861	—		—		731,861
Other non-current assets	(d)		199,645	(4,103)		(163,867)		31,675
Long-term trade account receivables			62,166	—		—		62,166
Financial derivative instruments	(e)		—	13,123		—		13,123
Deferred income taxes	(h)		779,268	78,445		—		857,713
Total non-current assets			13,367,011	391,179		(163,867)		13,594,323
Total assets		Ps.	36,641,484	Ps.	338,715	(163,867)		Ps.	36,816,332

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt	(d)	Ps.	1,728,513	—		Ps.	(35,465)	Ps.	1,693,048
Current portion of long-term capital leases			169,604	—		—		169,604
Trade accounts payable	(i)		3,410,579	—		1,540		3,412,119
Land suppliers			778,141	—		—		778,141
Advances from customers			624,644	—		—		624,644
Taxes other than income taxes			754,264	—		—		754,264
Income taxes			37,531	—		—		37,531
Employee statutory profit-sharing	(i)		1,540	—		(1,540)		—
Provision for uncertain tax positions			775,946	—		—		775,946
Total current liabilities			8,280,762	—		(35,465)		8,245,297
Non-current liabilities:
Long-term debt	(d)		10,787,601	—		(128,402)		10,659,199
Long-term capital leases			235,430	—		—		235,430
Financial derivative instruments	(e)		508,160	(15,796)		—		492,364
Long-term land suppliers			41,441	—		—		41,441
Other long term liabilities	(f)		90,478	(85,794)		—		4,684
Deferred income taxes	(h)		4,377,101	187,339		—		4,564,440
Total non-current liabilities			16,040,211	85,749		(128,402)		15,997,558
Total liabilities			24,320,973	85,749		(163,867)		24,242,855

Equity:
Common stock	(a)		528,011	(102,567)		—		425,444
Additional paid-in-capital	(a)		3,290,861	(457,606)		—		2,833,255
Treasury stock, at cost		(98,412)		—		—		(98,412)
Retained earnings	(a, b, c, e, f, h)		8,657,851	820,951		—		9,478,802
Unrealized (loss) gain on financial derivative instruments, net of deferred taxes	(e, h)	(330,709)		21,855		—		(308,854)
Other equity accounts	(c)		82,984	(29,667)		—		53,317
Equity attributable to equity holders of the parent			12,130,586	252,966		—		12,383,552
Non-controlling interest in consolidated subsidiaries			189,925	—		—		189,925
Total equity			12,320,511	252,966		—		12,573,477
Total liabilities and equity		Ps.	36,641,484	Ps.	338,715	Ps.	(163,867)	Ps.	36,816,332

Statement of financial position reconciliation as of December 31, 2011:

	Notes	MFRS		Remeasurements		Reclassifications		IFRS as of December 31, 2011
Assets
Current assets:
Cash and cash equivalents	(j)	Ps.	3,992,653	—		Ps.	(132,303)	Ps.	3,860,350
Restricted cash	(j)	—		—		132,303		132,303
Trade accounts receivable, net	(p)	1,993,023		(30,226)		—		1,962,797
Due from related parties		174,073		—		—		174,073
Inventories	(a,g)	18,412,586		(581,998)		—		17,830,588
Prepaid expenses		469,846		—		—		469,846
Other current financial assets, net		530,501		—		—		530,501
Total current assets		25,572,682		(612,224)		—		24,960,458
Non-current assets:
Land held for future development and construction-in-process	(a)	12,859,328		(104,190)		—		12,755,138
Property and equipment, net	(a,b)	786,137		588,991		—		1,375,128
Goodwill		731,861		—		—		731,861
Investment in associate	(k)	—		—		36,979		36,979
Other non-current assets	(d,k)	399,109		(85,254)		(213,509)		100,346
Long-term trade account receivables		155,713		—		—		155,713
Financial derivative instruments	(e)	—		70,014		—		70,014
Deferred income taxes	(h)	867,471		2,795		—		870,266
Total non-current assets		15,799,619		472,356		(176,530)		16,095,445
Total assets		Ps.	41,372,301	Ps.	(139,868)	Ps.	(176,530)	Ps.	41,055,903

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt	(d)	Ps.	3,662,357	—		Ps.	(53,237)	Ps.	3,609,120
Current portion of long-term capital leases		188,937		—		—		188,937
Trade accounts payable	(i)	3,075,409		—		67,420		3,142,829
Land suppliers		1,172,293		—		—		1,172,293
Advances from customers		669,851		—		—		669,851
Taxes other than income taxes		1,056,606		—		—		1,056,606
Income taxes		91,586		—		—		91,586
Employee statutory profit-sharing	(i)	67,420		—		(67,420)		—
Provision for uncertain tax positions		1,599,642		—		—		1,599,642
Total current liabilities		11,584,101		—		(53,237)		11,530,864
Non-current liabilities:
Long-term debt	(d)	10,957,580		—		(123,293)		10,834,287
Prison related long-term debt		400,329		—		—		400,329
Long-term capital leases		154,933		—		—		154,933
Financial derivative instruments	(e)	12,226		(4,675)		—		7,551
Other long term liabilities	(f)	74,115		(69,440)		—		4,675
Deferred income taxes	(h)	4,501,539		(9,048)		—		4,492,491
Total non-current liabilities		16,100,722		(83,163)		(123,293)		15,894,266
Total liabilities		27,684,823		(83,163)		(176,530)		27,425,130

Equity:
Common stock	(a)	528,011		(102,567)		—		425,444
Additional paid-in capital	(a)	3,290,861		(457,606)		—		2,833,255
Treasury stock, at cost		(102,053)		—		—		(102,053)
Retained earnings	(a, b, c, e, f, h)	9,962,265		531,588		—		10,493,853
Financial derivative instruments, net of deferred taxes	(e, h)	15,701		1,547		—		17,248
Other equity accounts	(c)	(206,760)		(29,667)		—		(236,427)
Equity attributable to equity holders of the parent		13,488,025		(56,705)		—		13,431,320
Non-controlling interest in consolidated subsidiaries		199,453		—		—		199,453
Total equity		13,687,478		(56,705)		—		13,630,773
Total liabilities and equity		Ps.	41,372,301	Ps.	(139,868)	Ps.	(176,530)	Ps.	41,055,903

Reconciliation of total statement of income for the year ended December 31, 2011

	Notes	MFRS		Remeasurements		Reclassifications		IFRS as of December 31, 2011
Sale of completed housing units	(p)	Ps	—	Ps.	(30,226)	Ps.	20,179,741	Ps.	20,179,741
Construction services	(p)	—		—		986,207		986,207
Other revenue	(p)	—		—		657,105		657,105
Revenues	(p)	21,853,279		(30,226)		21,823,053		21,823,053
Cost of sales	(a,b,f,g) (i)	16,165,752		(350,842)		65,880		15,880,790
Gross profit		5,687,527		320,616		(65,880)		5,942,263
Operating expenses	(a,b)	2,767,974		6,955		—		2,774,929
Other operating expenses, net	(f)(l)	344,867		(30,147)		37,745		352,465
Operating income		2,574,686		343,808		(103,625)		2,814,869
Interest expense	(d)(l)	390,618		1,507		(84,646)		307,479
Interest income		(194,009)		—		—		(194,009)
Exchange loss	(g)	265,811		740,809		—		1,006,620
Valuation effects of financial derivative instruments, net	(e)	(67,616)		(1,779)		—		(69,395)
Equity earnings in associate	(k)	—		—		(18,979)		(18,979)
Income before income taxes		2,179,882		(396,729)		—		1,783,153
Income taxes	(h)	865,940		(107,366)		—		758,574
Consolidated net income		1,313,942		(289,363)		—		1,024,579
Net income of equity holders of the parent		1,304,414		(289,363)		—		1,015,051
Net income of non-controlling interest		9,528		—		—		9,528
Consolidated net income		Ps.	1,313,942	Ps.	(289,363)	—		Ps.	1,024,579

Reconciliation of total statement of comprehensive income for the year ended December 31, 2011

	Notes	MFRS		Remeasurements		IFRS as of December 31, 2011
Consolidated net income		Ps.	1,313,942	Ps.	(289,363)	Ps.	1,024,579
Exchange loss differences of Senior Guaranteed notes being hedged by derivatives instruments		(399,250)		—		(399,250)
Deferred tax related exchange loss differences of Senior Guaranteed notes being hedged by derivatives instruments		111,791		—		111,791
Exchange differences on translation of foreign operations		(2,285)		—		(2,285)
Valuation effects of effective derivative instruments	(e,h)	481,126		(28,793)		452,333
Deferred income tax related valuation effects of effective derivative instruments		(134,716)		8,485		(126,231)
Total comprehensive income for the year, net of deferred income tax		Ps.	1,370,608	Ps.	(309,671)	Ps.	1,060,937

Reconciliation of consolidated income statement for the year ended December 31, 2011

	Notes	For the year ended December 31, 2011
Consolidated net income under MFRS		Ps.	1,313,942
Gain on sale of property and equipment	(a,b)	27,356
Depreciation	(a,b)	51,925
Cost of sales	(a)	55,255
Employee benefits	(f)	(20,158)
Borrowing costs	(g)	(482,983)
Deferred income tax	(h)	107,366
Other items, net	(d)(e)(p)	(28,124)
Total adjustments to consolidated net income		(289,363)
Total consolidated net income under IFRS		Ps.	1,024,579

Reconciliation of total statement of cash flows for the year ended December 31, 2011

	MFRS		Remeasurments		IFRS

Income before income taxes	Ps.	2,179,882	Ps.	(396,729)	Ps.	1,783,153
Cash flows provided by operating activities	(815,041)		422,104		(392,937)
Cash flows provided by investing activities	(221,184)		(30,148)		(251,332)
Cash flows provided by financing activities	(583,941)		—		(583,941)
Impact of exchange rate on cash and cash equivalent balances	(2,285)		—		(2,285)
Cash and cash equivalents at January 1, 2011	3,435,222		(127,530)		3,307,692
Cash and cash equivalents at December 31, 2011	Ps.	3,992,653	Ps.	(132,303)	Ps.	3,860,350

A discussion of the major adjustments to the consolidated statement of cash flows is presented in (o) below.

The following is a description of the significant adjustments recorded by the Company when adopting IFRS:

a.               Inflation effects

Under MFRS, the effects of inflation on the financial information were recognized until December 31, 2007. Subsequent to 2007, inflation was recognized under MFRS when the economic environment on the entity was inflationary, that is, when cumulative inflation for the three preceding years was equal or larger than 26%. IFRS considers an economy as hyper-inflationary when the cumulative inflation over the three preceding years approaches or exceeds 100%. The last hyperinflationary period for México was 1997, and for Brazil was in 1997 prior to the Company’s initiation of its Brazilian operations. Due to the Company was incorporated in 1998, previously recorded inflationary effects in México for all periods through 2007 were eliminated.

The effect of inflation effects elimination at the transition date resulted in a reduction of Ps. (52,464) and Ps. (203,205) in inventory and land held for future developments, respectively, an increase of Ps. 457,606 to additional paid in capital, a decrease of Ps. (102,567) to common stock and a decrease of Ps. (21,183) to property and equipment, all adjustments were taken against retained earnings. The elimination of indexation from inventory balances as of the transition date also resulted in a decrease in cost of sales of Ps. 55,255 during the year ended December 31, 2012. Adjustments to the gross cost basis of property and equipment, also resuled in adjustments to the amounts of depreciation expense recorded during the year ended December 31, 2012.

b.              Property and equipment revaluation

The Company elected to measure its property and equipment at the date of the transition of IFRS at its fair value and use that fair value as its deemed cost at that date except for the assets related to Brazil and India for which the Company elected to use MFRS previous values of property and equipment at the date of transition to IFRSs as deemed cost.

For periods subsequent to the IFRS transition date, the Company measures its property and equipment using the historical cost basis.

The effect of property and equipment revaluation as deemed cost resulted in an increase to property and equipment of Ps. 528,102 against retained earnings.

	Historical cost		Remeasurement		Fair value
Cost:
Land and buildings	Ps.	286,833	Ps.	273,608	Ps.	560,441
Machinery and equipment	1,626,885		(925,904)		700,981
Air transportation equipment	75,202		(53,218)		21,984
Other fixed assets	421,319		(176,373)		244,946
	Ps.	2,410,239	Ps.	(881,887)	Ps.	1,528,352

Accumulated depreciation:
Buildings	Ps.	64,299	Ps.	(64,299)	Ps.	—
Machinery and equipment	1,080,536		(1,068,257)		12,279
Air transportation equipment	32,555		(32,555)		—
Other fixed assets	230,277		(223,695)		6,582
	Ps.	1,407,667	Ps.	(1,388,806)	Ps.	18,861
Net	Ps.	1,002,572	Ps.	506,919	Ps.	1,509,491

These adjustments to the gross cost basis of property and equipment, also resuled in adjustments to the amounts of depreciation expense recorded during the year ended December 31, 2012.

c.               In 2008 the Company adopted MFRS D-3 Employee benefits. Upon the adoption of MFRS D-3, the Company recorded a deferred profit sharing liability of Ps. 29,667 charging the transition obligation to other equity accounts. Upon transition to IFRS, the Company has eliminated this previously recorded equity amount against retained earnings.

d.              Debt issuance costs presentation and amortized cost financial liabilities revaluation

Under IFRS the debt issuance costs are to be reflected as a reduction of outstanding borrowings in the consolidated statements of financial position. Under MFRS these debt issuance costs were presented as a component as other assets.

Loans payables under MFRS were recognized at nominal amount plus accrued interests, for IFRS loans payable are recognized at amortized cost.

The effect of these differences resulted in a reclassification of Ps. (163,867) from other assets to short and long term debt of Ps. (35,465) and Ps. (128,402) respectively.  This difference also resulted in a reduction of Ps. (15,701) of the amortization of loan costs under which was charged against retained earnings at the IFRS transition date.

e.               Derivative financial instruments

IFRS requires the consideration of credit risk in determining the fair value of financial instruments. Credit risk is the risk that the counterparty will not meet its contractual obligations. Upon transition to IFRS, the Company adjusted the fair value of the asset and liability position of the derivative financial instruments considering the credit risk of the counterparty. At the transition date, the effect of credit risk as a component of fair value calculation resulted in a reduction of Ps. (4,991) to other assets and an increase of Ps. 15,796 to derivative financial instruments liability against retained earnings. Additionally the Company made a reclassification from the other assets to financial derivatives instruments for Ps. 13,123 to show the balance of financial derivatives instruments separately.

IFRS also requires measuring the effectiveness of derivative financial instruments that meet the criteria for hedge accounting at the end of each reporting date, while under MFRS this is not required. The ineffective portion of financial derivative instruments that qualified as hedge were adjusted to retained earnings at the transition date for Ps. 28,793 with a deferred income tax effect of Ps. 8,485.

f.                 Employee benefits obligations

Under MFRS, a severance provision and the corresponding expenditure must be recognized if the entity intends to terminate the employment relationship before the retirement date, or intends to pay benefits as a result of an offer made to employees to encourage a voluntary termination. Under IFRS, this provision is recorded when the actions of the Company have demonstrated commitment to end the relationship with the employee or a bid to encourage voluntary retirement. This action is shown with a formal plan that describes the characteristics of the termination of employment. Accordingly, the Company eliminated at the transition date its severance indemnity as an increase in retained earnings. The effect at the transition date was Ps. (85,794) as a decrease to employee benefits obligations against retained earnings.

g.              Borrowing costs

As explained above, the Company elected to apply the requirements of IAS 23 Borrowing costs from the transition date and shall account for borrowing costs after the transition date in accordance with IAS 23, including those borrowing costs incurred after that date on qualifying assets already under construction. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption. Thus, subsequent to January 1, 2011, the Company only capitalizes interests and foreign exchange losses that are attributable to the acquisition, construction or production of long-term assets as part of the cost of such assets.  This difference has resulted in an increase in the amount of borrowing costs charged to the consolidated statement of income during 2011 of Ps. 482,983 as shown in the table above.

h.              Deferred income taxes

The IFRS adjustments that were recorded by the Company had an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, Income taxes.

i.                  Profit sharing

Under MFRS, profit-sharing costs are considered in a separate concept in the consolidated statement of financial position. Under IFRS such amounts were recorded as part of the trade account payable. Under MFRS profit-sharing costs are considered in other expense concept in the consolidated statement of income, while under IFRS such amounts were presented as part of cost of sales.

j.                  Restricted cash

Under MFRS the cash and cash equivalents include restricted cash for Ps. 127,530 at transition date, for IFRS this amount was reclassified to a restricted cash account.

k.               Equity earnings in associate

Under MFRS this amount was presented as part of the other assets in the consolidated statements of financial position and other (expenses) income in the statement of income. Under IFRS this account is presented in a separate line in the consolidated statement of financial position and statement of income.

l.                  Other operating expenses (income), net

Under MFRS other expenses (income) was presented in a separate line in the consolidated statement of income after operating income. Under IFRS such amount were recorded as part of other operating expenses.

Under MFRS commissions paid to INFONAVIT and Registro Unico de Vivienda (“RUV”) were part of interest expense. Under IFRS this account is part of other operating expenses.

m.            Net comprehensive financing cost

Under MFRS the Company shows as part of the net comprehensive financing costs: the interest expense, interest income, exchange gain/loss, net and valuation effects of financial derivatives instruments, net. Under IFRS these accounts are not part of any caption.

n.              Statement of compressive income

Under MFRS comprehensive income was shown only on the statement of changes in equity. Under IFRS the Company opted to how in a separate consolidated financial statement.

o.              Statement of cash flows

Refer to summary condensed financial information for the statement of cash flows above. The transition from MFRS to IFRS had the following impact on the statements of cash flows:

•                  Restricted cash under MFRS was presented as cash and cash equivalents under MFRS. Under IFRS restricted cash is presented separately on the consolidated statement of financial position, and also presented as an operating activity in the statement of cash flows.

•                  Income before income taxes caption under IFRS changed from MFRS due to the notes a, b, e, f, g, h and k included in the reconciliation of the statement of income.

•                  Depreciation included in operating activities changed compared to depreciation under MFRS due to depreciation expense on the revaluation of property and equipment for deemed cost purposes as explained above.

•                  Inventories and land held for future developments was adjusted by IFRS as a consequence by the derecognition of inflation effects previously allocated under MFRS and the borrowing costs that were adjusted due to the IFRS adoption.

•                  A reclassification of the employee profit sharing is included from other liabilities to trade accounts payable.

p.              Revenues

Revenues under IFRS are disclosed in the consolidated statements of income including the type of revenues, while revenues under MFRS were disclosed in only one caption.

During 2011, there were situations where the Company sold to its “affordable entry level” customers a house with incremental improvements beyond the “basic house”. In its 2011 statement of income, the Company has recognized the incremental (unsecured receivable) amounts on a cash basis when received, as collection was not otherwise deemed probable under IAS 18. This resulted in a remeasurement adjustment of Ps. 30,226 in 2011 from that previously reported under MFRS. Such unsecured receivable amounts were not material at either January 1, 2011 or December 31, 2012, and accordingly have not been adjusted for as of those dates.

5. Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make various accounting judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities, at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Significant accounting judgments, estimates and assumptions underlying the accompanying consolidated financial statements include, but might necessarily be limited to, the following:

•                  For construction contracts, revenue is recognized by using the percentage of completion method. This method is made by reference to the stage of completion of projects, determined based on the proportion of contract costs incurred to date and the estimated costs to complete. Significant estimates include, but are not limited to, the stage of completion, the estimated cost to complete, and the credit worthiness of the counterparty to the construction contract.

•                  Probability of collection of customer accounts receivable.    Estimates of the probability of collection impacts the Company’s ability to first recognize revenue, and then also the level of the allowance for doubtful accounts in future periods.  Refer to Note 8 for a detail of the Company’s accounts receivable balances.

•                  Prison contracts: the Company is party to a prison construction contract that could impose penalties in the event of non-timely completion. The Company has not recorded any penalties as of December 31, 2012 as it does not believe that such amounts are probable.  The Company has recorded as a financial asset its estimate of the fair value of amounts recoverable under such contract as of December 31, 2012. The Company has also incurred long-term debt to fund prison construction.   This long-term debt has subjective acceleration clauses on behalf of the lender to the extent that the prisons are not delivered timely. The Company has classified its long-term debt based on the assumption that prisons will be completed timely. Refer to further discussion in Note 8 (5).

•                  Recoverability of Mexican inventory. The Company classifies its inventory balances as current or non-current in nature based in part on its estimates of construction activity and sales that will occur in the next fiscal year.   Amounts to actually be recovered within the next fiscal year could be subject to adjustment based on the current economic trends in the Mexican construction industry.  Refer to further discussion of the economic environment in Note 29.

•                  Equity method investment:  the Company has an equity method investment in Makobil, which for the years ended December 31, 2012 and 2011 it believes it had significant influence, but not control.   Accordingly, it recognizes its equity in earnings from Makobil. Makobil is party to a separate prison construction contract that could also impose penalties on Makobil in the event of non-timely completion. Makobil has not recorded any penalties as of December 31, 2012 as it does not believe that such amounts are probable.  Refer to further discussion in Note 14.

•                  Recoverability of Brazilian inventory. The Company has Ps. 1,158,557 and Ps. 994,539 in inventory balances recorded by its Brazilian subsidiary as of December 31, 2012 and 2011, respectively.   During the year ended December 31, 2012, the Company had sales by its Brazilian subsidiary of Ps. 131,153 which would imply that it has multiple years of inventory on hand. During both 2012 and 2011 the Company has recorded various impairment charges in order to record such inventories at net realizable value.

•                  Recoverability of net operating loss carry-forwards for income tax purposes. Based on information currently available, the Company believes that it is more likely than not that it will recover its unreserved net operating loss carry-forwards. Refer to further discussion in Note 27.

•                  Depreciable lives of property and equipment balances. Refer to further discussion in Note 3(f).

•                  Provisions for uncertain tax positions. Refer to further discussion in Note 27f.

•                  Fair value of financial instruments. Refer to further discussion in Note 17.5.

•                  The consolidated financial statements have been prepared assuming the Company will continue as a going concern. Refer to further discussion in Note 29.

Actual results could vary from judgments, estimates and assumptions made as of December 31, 2012.

6. Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards, if applicable, when they become effective.

IAS 1 Presentation of Items of Other Comprehensive Income — Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Company’s consolidated financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012, and will therefore be applied in the Company’s effective January 1, 2013.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. However, the amended standard will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendment becomes effective for annual periods beginning on January 1, 2013.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on January 1, 2013.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments become effective for annual periods beginning on January 1, 2014.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and, therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

Currently, the Company does not have any joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

A number of new disclosures are also required, but they have no impact on the Company’s consolidated financial position or performance. This standard becomes effective for annual periods beginning on January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. This standard becomes effective for annual periods beginning on January 1, 2013.

The Company is currently in the process of evaluating the impact, if any, the above new IFRS will have on the Company’s consolidated financial statements.

7. Cash and cash equivalents

	December 31, 2012		December 31, 2011		January 1, 2011
Cash at banks and on hand	Ps.	127,306	Ps.	239,243	Ps.	121,593
Cash equivalents	2,002,127		3,621,107		3,186,099
	Ps.	2,129,433	Ps.	3,860,350	Ps.	3,307,692

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents are short-term deposits that are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

8. Trade accounts receivable

	December 31, 2012		December 31, 2011		January 1, 2011
As promoter:
Due from homebuyers and financing institutions (1) (2)	Ps.	4,429,503	Ps.	1,555,730	Ps.	1,581,158
Construction services (3)	5,658,356		632,341		488,169
Services and other	75,193		41,796		46,894
	10,163,052		2,229,867		2,116,221
Allowance for uncollectible accounts	(94,148)		(111,357)		(78,852)
	10,068,904		2,118,510		2,037,369
Trade accounts receivable, long-term (4) (5)	(3,871,495)		(155,713)		(62,166)
	Ps.	6,197,409	Ps.	1,962,797	Ps.	1,975,203

Amounts due from homebuyers and financing institutions include Ps. 18,411, Ps. 38,870 and Ps. 2,537 related to the Company’s Brazilian operations as of December 31, 2012, 2011 and January, 1, 2011, respectively.

Trade receivables are non-interest bearing and are generally on 30-90 day terms, except as explained below. While some of the Company’s receivables are from homebuyers, the majority are from entities in the home finance business, whose characteristics differ from other receivables.

A roll-forward of the Company’s allowance for uncollectible accounts receivable is as follows:

As of January 1, 2011	Ps.	78,852
Charge of the year	34,406
Write-off	(1,901)
As of December 31, 2011	Ps.	111,357
Charge of the year	38,025
Write-off	(55,234)
As of December 31, 2012	Ps.	94,148

(1)         These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES (Sociedades Financieras de Objeto Limitado), CAIXA, commercial banks and homebuyers. With the exception of commercial banks and CAIXA, all such categories exceed 10% of accounts receivable balances as of December 31, 2012, 2011 and January 1, 2011. The aging of receivables Due from financial institutions is as follows:

	Total		<30 days		30-60 days		61-90 days		91-120 days		>120 days
December 31, 2012	Ps.	4,195,673	Ps.	2,658,865	Ps.	1,156,588	Ps.	380,220	Ps.	—	Ps.	—
December 31, 2011	1,237,897		976,551		61,477		140,384		3,766		55,719
At January 1, 2011	1,285,095		1,098,056		110,724		44,294		32,021		—

The aging of receivables due from customers is as follows:

	Total		Not yet due		<30 days		30-60 days		61-90 days		91-120 days		>120 days
December 31, 2012	Ps.	233,830	Ps.	115,965	Ps.	18,890	Ps.	6,264	Ps.	3,997	Ps.	4,040	Ps.	84,674
December 31, 2011	317,833		167,299		8,217		6,896		13,343		3,329		118,749
At January 1, 2011	296,063		171,040		5,010		2,316		3,282		5,658		108,757

A combined aging table for both receivables due from customers and financial institutions is below:

	Total		Not yet due		<30 days		30-60 days		61-90 days		91-120 days		>120 days
December 31, 2012	Ps.	4,429,503	Ps.	115,965	Ps.	2,677,755	Ps.	1,162,852	Ps.	384,217	Ps.	4,040	Ps.	84,674
December 31, 2011	1,555,730		167,299		984,768		68,373		153,727		7,095		174,468
At January 1, 2011	1,581,158		171,040		1,103,066		113,040		47,576		37,679		108,757

(2)         The Company participates in a factoring program with Mexico’s National Development Bank (“NAFIN”), which provided FOVISSSTE with a funding source to complement its housing programs.  This program provides for factoring of FOVISSSTE receivables without recourse, thereby providing for more timely collection.

(3)         This receivable is related to construction services provided by the Company to the Mexican Federal    Government accounted using the percentage of completion method. Refer to further discussion below.

(4)         Ps. 18,742, Ps. 41,525 and Ps. 62,166 of the long-term trade account receivable as of December 31, 2012, 2011 and January 1, 2011 is due to an agreement with the Housing Institute of the Federal District, or Instituto de Vivienda del Distrito Federal (“INVI”), on which it was agreed that the Company will receive monthly payments, including interest at a rate of Mexican interbank rate of equilibrium (TIIE) plus 4%, during a five-year period, beginning June 2009, due to the sale of houses in Mexico City.

(5)         In 2010, a Mexican Government contract was directly awarded to the Company’s subisidiary CRS Morelos for the construction and service of a federal correctional facility in Morelos, México, following a direct assignment process (procedimiento de asignación directa) pursuant Article 41 paragraph IV of the “Ley de Adquisiciones Arrendamientos y Servicios del Sector Público” (the “Morelos Correctional Facility Contract”). The contract was entered with the Mexican Secretary of Public Security through its division of Prevention and Social Readjustment of the Mexican Secretary of Public Security (Prevención y Readaptación Social de la Secretaría de Seguridad Pública) to construct and then to assist with the operation, over a 20 year period, of a federal correctional facility.

In accordance with the provisions of IFRIC 12 Service Concession Arrangements, this agreement is being accounted for under the “financial asset model” based on the revenue recognition policies described in Note 3a.

The cost of the construction phase of the Morelos Correctional Facility project has been estimated to be approximately Ps. 4.0 billion.  Construction is to occur on land owned by the Company, and residual ownership of the prison and the land is that of the Mexican Government. Construction is approximately 82% complete as of December 31, 2012. In accordance with IFRIC 12, the Company’s financial asset (account receivable) from construction does not constitute a qualifying asset under IAS 23, and accordingly no borrowing costs are capitalized during the construction phase.

Pursuant to the Correctional Facility Contract, CRS Morelos will also develop and provide ongoing services to the correctional facility following the completion of construction, including services such as laundry, food services, landscaping, infrastructure up-keep, and other similar services. Prison security services are not a component of the Correctional Facility Contract to be provided by the Company.  Operating services will be provided by CRS Morelos and will commence in 2013 after the delivery of the correctional facilities, which is expected to be in May 2013. At May 17, 2013, construction is substantially complete. Certain of these services will be provided through subcontracts with third parties, previously approved by the Mexican Secretary of Public Security.

The project was initially scheduled to be complete June 1, 2012, although the completion deadline has been extended by the Mexican Government to May 12, 2013. To the extent that the project is not completed timely, the Company could be subject to performance fines from the Mexican Government.   To date, the Company has not accrued any fines, nor has it considered any in its percentage of completion accounting for the correctional facility.

For the services provided, CRS Morelos will receive monthly payments from the Mexican Secretary of Public Security of Ps. 1.08 billion per year over a 20 year period starting in 2013. These monthly payments will cover both the eventual amortization of the construction fee, plus fees for on-going services rendered.   Annual payments will be indexed for inflation as stipulated in the contract.

The contract may be terminated in the event of continued non-performance of contract terms by either the Company or the Mexican Government prison agency, acts of legislation, and certain extraordinary situations (such as natural disasters, prison riots, agency personnel strikes, and certain other extraordinary situations). In the event of such extraordinary termination, the contract dictates the terms of settlement based on a prescribed formula.

A total of Ps. 4,338,753 and Ps. 129,672 of the long-term trade account receivable as of December 31, 2012 and 2011, respectively, is the account receivable (financial asset) related to this concession arrangement. Construction revenues have been recognized pursuant the percentage-of-completion method of accounting (see Note 3a).  There was no long-term trade account receivable as of January 1, 2011 since the construction under the CRS Morelos Facility Contract started during 2011.  Collection of such amounts (principal and interest payments) will occur through the monthly payments that the Company will receive from the Mexican Federal Government from the operation of the federal correctional facility.

Refer to Note 30 for a discussion of an agreement entered into by the Company in 2013 to sell its interest in the aforementioned prison contract.

9. Transactions and balances with related parties

Makobil

As discussed in Note 14, as of December 31, 2012 and 2011, the Company has a 24% equity interest in Makobil, S. de R.L. de C.V. (“Makobil”), a Mexican entity. The other shareholder in Makobil is the Arendal Group, a well-known Mexican construction contractor. Makobil has been granted a contract by the Mexican Government for the construction and subsequent operation of a prison facility in Chiapas, Mexico.

Beginning 2012 the Company started to perform sub-contractor services to Makobil in connection with the construction and operation of the prison facility. During the year ended December 31, 2012 the sub-contractor services provided to Makobil recognized in the consolidated statements of income were Ps. 3,541,703. The outstanding balance with Makobil for the year ended December 31, 2012 and December 31. 2011 related to construction services amounted to zero.

In addition the Company has a note receivable of Ps. 56,208 and Ps. 174,073 from Makobil, as of December 31, 2012 and 2011, respectively.  This note receivable was originally due in May 2012, however during 2012 the due was modified to May 2013 and bears interest at TIIE plus 1.6%. The Company is not a signatory to the Makobil prison contract with the Mexican Government, nor is it a guarantor on any of Makobil’s financing agreements.

As discussed in Note 14, during March 2012 the Company executed an amendment to its shareholders agreement whereby it will ultimately purchase the 76% equity interest in Makobil currently owned by Arendal.

Refer to Note 30 for a discussion of an agreement entered into by the Company in 2013 to sell its interest in the aforementioned Makobil prison contract.

Compensation of key management personnel

During the years ended December 31, 2012 and 2011 compensation paid to the Company’s key managerial personnel or relevant directors is as follows:

	2012		2011

Short and long-term direct benefits	Ps.	174,270	Ps.	172,033
Termination benefits	1,215		4,206
Stock option compensation expense	—		3,685
	Ps.	175,485	Ps.	179,924

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting periods related to the key management personnel.

Certain stock option benefits were granted to key employees as disclosed in Note 21.

There were no post retirement benefits payments during the years presented herein.

10. Inventories

	December 31, 2012		December 31, 2011		January 1, 2011
Titled land	Ps.	7,488,546	Ps.	9,059,457	Ps.	9,283,765
Contracted land	2,793,629		2,181,989		2,467,273
Construction-in-process	22,193,640		18,903,608		15,130,151
Construction materials	595,615		440,672		576,498
	33,071,430		30,585,726		27,457,687
Land held for future development and construction-in-process	(20,209,099)		(12,755,138)		(10,388,294)
Total inventories at the lower cost of net realizable value	Ps.	12,862,331	Ps.	17,830,588	Ps.	17,069,393

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

Due to the application of IAS 23, during the years ended December 31, 2012 and 2011, the capitalized borrowing costs related to qualified assets for the same periods was Ps. 1,883,001 and Ps. 1,546,551, respectively. Total borrowing costs related to inventories sold and applied to cost of sales was Ps. 1,256,003 during 2012 (of which Ps. 713,856 is related to the current year borrowing costs and Ps. 542,147 is related to prior years) and Ps. 1,048,918 during 2011 (of which Ps. 654,382 is related to the current year borrowing costs and Ps. 394,536 is related to prior years), respectively. The average period for the amortization of the capitalized borrowing costs is 18 months. The annual capitalization rates are 11.48% and 10.64%, during each of 2012 and 2011, respectively

11. Prepaid expenses

	December 31, 2012		December 31, 2011		January 1, 2011
Sales commissions paid in advance	Ps.	91,537	Ps.	265,206	Ps.	321,415
Advances to suppliers and land suppliers		124,764		198,899		141,542
Prepaid insurance and bonds, net		5,946		5,741		6,404
	Ps.	222,247	Ps.	469,846	Ps.	469,361

12. Other current financial assets

	December 31, 2012		December 31, 2011		January 1, 2011
Refundable taxes, primarily VAT	Ps.	1,309,630	Ps.	185,096	Ps.	199,275
Sundry debtors, net		67,731		345,405		73,555
	Ps.	1,377,361	Ps.	530,501	Ps.	272,830

13. Property and equipment

	Land and buildings		Machinery and equipment		Air transportation equipment		Other fixed assets		Total
Cost or valuation:
As of January 1, 2011	Ps.	560,441	Ps.	700,981	Ps.	21,984	Ps.	244,946	Ps.	1,528,352
Additions	—		102,613		57,968		20,483		181,064
Disposals	—		(14,641)		—		(5,407)		(20,048)
Effects on foreign exchange difference	—		1,130		—		452		1,582
As of December 31, 2011	Ps.	560,441	Ps.	790,083	Ps.	79,952	Ps.	260,474	Ps.	1,690,950
Additions	6,169		46,937		46,637		25,501		125,244
Disposals	—		(78,551)		(21,984)		(97,705)		(198,240)
Effects on foreign exchange difference	—		(27,926)		—		(4,349)		(32,275)
As of December 31, 2012	Ps.	566,610	Ps.	730,543	Ps.	104,605	Ps.	183,921	Ps.	1,585,679
Depreciation:
As of January 1, 2011	Ps.	—	Ps.	12,279	Ps.	—	Ps.	6,582	Ps.	18,861
Depreciation	15,439		224,873		2,749		57,681		300,742
Disposals	—		(1,358)		—		(2,670)		(4,028)
Effects on foreign exchange difference	—		301		—		(54)		247
As of December 31, 2011	Ps.	15,439	Ps.	236,095	Ps.	2,749	Ps.	61,539	Ps.	315,822
Depreciation	15,472		211,099		5,088		55,470		287,129
Disposals	—		(64,931)		(1,946)		(86,153)		(153,030)
Effects on foreign exchange difference	—		(2,621)		—		(2,689)		(5,310)
As of December 31, 2012	Ps.	30,911	Ps.	379,642	Ps.	5,891	Ps.	28,167	Ps.	444,611
Net book value:
As of December 31, 2012	Ps.	535,699	Ps.	350,901	Ps.	98,714	Ps.	155,754	Ps.	1,141,068
As of December 31, 2011	Ps.	545,002	Ps.	553,988	Ps.	77,203	Ps.	198,935	Ps.	1,375,128
As of January 1, 2011	Ps.	560,441	Ps.	688,702	Ps.	21,984	Ps.	238,364	Ps.	1,509,491

Other fixed assets are comprised by transportation equipment, office furniture and equipment, computers and communication equipment.

The amount of assets acquired through capitalized leases during the year ended December 31 2011, was Ps. 109,290. The Company did not acquire any asset through capitalized leases during the year ended December 31, 2012.

Depreciation expense for the years ended December 31, 2012 and 2011 was Ps. 287,129 and Ps. 300,742, respectively. Depreciation expense capitalized as a part of inventories for the years ended December 31, 2012 and 2011 was Ps. 279,683 and Ps. 253,453, respectively.

14. Equity Investment in associate

As of December 31, 2012 and 2011, the Company had a 24% equity interest in Makobil, S. de R.L. de C.V. (“Makobil”), a Mexican entity. The other shareholder in Makobil is the Arendal Group (“Arendal”), a well-known Mexican construction contractor.  The Company accounts for its investment in Makobil using the equity method of accounting.

In 2010, Makobil was awarded a government contract for the construction and service over a 20 year period of a federal correctional facility in Chiapas, Mexico, following a direct assignment process (the “Chiapas Correctional Facility Contract”).

The construction phase of the Chiapas Correctional Facility Contract has an estimated cost to Makobil of Ps. 4.4 billion. Makobil will develop and provide ongoing services to the correctional facility following the completion of construction. These on-going services will include items such as laundry, food services, landscaping, infrastructure up-keep and similar services (but not security services).  The on-going services will commence after the delivery of the correctional facility. The Chiapas Prison Contract was initially scheduled to be completed in August 2012, with written extensions having been granted through May 30, 2013. The percentage of completion of the construction of this correctional facility as of December 31, 2012 was approximately 84%.  At May 17, 2013, construction is substantially complete. To the extent that the project is not completed timely, Makobil could be subject to performance fines from the Mexican Government. To date, Makobil has not accrued any fines, nor has it considered any in its percentage of completion accounting for the correctional facility. However, no assurances can be provided that such fines might not exist in the future.

During the construction period, revenue related to the construction service of these projects is recorded using the percentage of completion method of accounting by Makobil in its separate financial statements.  Once the projects have begun operations, which are expected to commence in 2013, service revenues recognized by Makobil will be recognized on a monthly basis. Makobil will initially recognize an accounts receivable measured at its fair value related to prison services revenues, and subsequently this account receivable will be measured at its amortized cost recognizing service revenue and a portion of interests during the 20 year period, in accordance with IFRIC 12 Service Concession Arrangements. For the services provided by Makobil, it will receive monthly payments from the Mexican Secretary of Public Security over a 20 year period in the amount of Ps. 1.07 billion annually. These payments will occur monthly and will cover both the eventual amortization of the construction fee, plus fees for ongoing services rendered.

Beginning 2012 the Company started to perform sub-contractor services to Makobil in connection with the construction and operation of the prison facility. During the year ended December 31, 2012 the sub-contractor services provided to Makobil recognized in the consolidated statements of income were Ps. 3,541,703. The outstanding balance with Makobil as of December 31, 2012 due to this construction services provided amounted to zero.

To finance the construction of the federal correctional facilitiy, Makobil obtained financings on aggregate from Banco Nacional de Obras y Servicios Publicos and Banco Nacional de Mexico during 2012.

The Company is not a signatory to the Makobil prison contract with the Mexican Government, nor is it a guarantor on any of Makobil’s financing agreements.

In addition the Company has a note receivable of Ps. 56,208 and Ps. 174,073 from Makobil, as of December 31, 2012 and 2011, respectively.  This note receivable is due in May 2013 and bears interest at TIIE plus 1.6%. The Company is not a signatory to the Makobil prison contract with the Mexican Government, nor is it a guarantor on any of Makobil’s financing agreement.

A roll-forward of the Company’s equity investment in Makobil is as follows:

	2012		2011
Beginning balance	Ps.	36,979	Ps.	—
Capital contribution	480,420		18,000
Equity earnings in associate	42,485		18,979
Ending balance	Ps.	559,884	Ps.	36,979

Selected financial information for Makobil for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011
Total assets	Ps.	5,298,342	Ps.	1,070,465
Total liabilities (1)	4,965,742		827,476
Total equity	Ps.	332,600	Ps.	242,989

Revenues	Ps.	3,577,307	Ps.	974,296
Costs and expenses	3,487,695		806,307
Net income	Ps.	89,612	Ps.	167,989

(1)           Includes Ps. 480,060 comprising part of the Company’s 2012 equity method investment disclosed above.

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

The March 21, 2012 agreement also called for the transfer of day-to-day operational control of Makobil to Homex from March 21, 2012. When preparing its unaudited quarterly results for the first, second, and third quarters of 2012, the Company consolidated the revenues and costs of Makobil, although it’s acquisition accounting was still preliminary. Since that time, the Company has realized that while the aforementioned agreement specifically called for the transfer of day-to-day control that from a practical perspective such operational control did not exist, primarily given the single project nature of Makobil, the fact that the Chiapas construction contract was already in place and being executed, Arendal was the primary subcontractor, and time deadlines imposed by the contract if not completed timely precluded any significant changes to the subcontractor structure. Accordingly, as part of its year end 2012 closing, the Company concluded that it does not (and did not) control Makobil within the context of IAS 27 during any portion of 2012.  Accordingly, Makobil’s operations have been accounted for under the equity method of accounting for the entirety of 2012.

Refer to Note 30 for a discussion of an agreement entered into by the Company in 2013 to sell its interest in Makobil.

15. Other non-current assets

	December 31, 2012		December 31, 2011		January 1, 2011
Guaranteed deposits	Ps.	66,204	Ps.	27,661	Ps.	18,643
Restricted cash	54,651		60,418		—
Other	17,317		12,267		13,032
	Ps.	138,172	Ps.	100,346	Ps.	31,675

Restricted cash

As of December 31, 2012 and 2011 Ps. 54,651 and Ps. 60,418, respectively of this restricted cash is related to a line of credit with Deutsche Bank AG Brazil. As of January 1, 2011 there was no restricted cash related to this line of credit with Deutsche Bank AG Brazil (See Note 17.2).

16. Financial risk management objective and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables, and cash and cash equivalents that arrive directly from its operations. The Company also enters into derivative transactions.

The Company is exposed to market risk, credit risk and liquidity risk.

The Company’s senior management oversees the management of these risks. The Company’s senior management is supported by a risk committee that advises on financial risks and the appropriate financial risk governance framework for the Company. The risk committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as of December 31, 2012 and 2011.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at December 31, 2012.

The analyses exclude the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

The following assumptions have been made in calculating the sensitivity analyses:

•                  The statement of financial position sensitivity relates to derivatives.

•                  The sensitivity of the relevant statement of income item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at December 31, 2012 and 2011 including the effect of hedge accounting.

•                  The sensitivity of equity is calculated by considering the effect of any associated cash flow hedges at December 31, 2012 for the effects of the assumed changes of the underlying.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. The Company’s policy is to keep between 45% and 60% of its borrowings at fixed rates of interest. To manage this, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations. At December 31, 2012, 2011 and January 1, 2011 after taking into account the effect of interest rate swaps, approximately 60%, 50% and 59% of the Company’s borrowings are at a fixed rate of interest.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings, after the impact of hedge accounting. With all other variables held constant, the Company’s income before income taxes is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on income before income taxes
2012
US dollar	100	Ps.	(116,892)
US dollar	-100	Ps.	116,892
2011
US dollar	100	(97,851)
US dollar	-100	97,851

The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment, showing a significantly higher volatility as in prior years.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s financing activities (when interest expense is denominated in a different currency from the Company’s functional currency).

The Company manages its foreign currency risk by hedging transactions that are expected to occur within a maximum 24-month period. Transactions that are certain are hedged without any limitation in time.

Where the nature of the hedge relationship is an economic hedge, it is the Company’s policy to negotiate the terms of the hedging derivatives to match the terms of the underlying hedge items to maximize hedge effectiveness.

At December 31, 2012, 2011 and January 1, 2011 the Company hedged 68%, 33% and 42% of its foreign currency debt that existed at the reporting date, respectively.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives) and the Company’s equity (due to changes in the fair value of swap exchange contracts designated as cash flow hedges).

	Change in US$ Rate	Effect on income before income taxes
2012	+10%	Ps.	(330,074)
	-10%	Ps.	330,074
2011	+10%	Ps.	(635,622)
	-10%	Ps.	635,622

The movement on the post-tax effect is a result of a change in the fair value of derivative financial instruments not designated in a hedging relationship and monetary assets and liabilities denominated in pesos, where the functional currency of the entity is a currency other than Mexican pesos. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and will offset the underlying transactions when they occur.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade account receivables

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scored and individual credit limits are defined in accordance with this assessment.

Outstanding customer receivables are regularly monitored grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 17.5.

The Company does not hold collateral as security. The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Company’s Board of Directors on an annual basis, and may be updated throughout the year subject to approval of the Company’s Finance Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure. The Company’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 17.5.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool.

The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of debt issuance, bank loans and finance leases.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

As of December 31, 2012	Less than one year		1 to 3 years		3 to 5 years		More than 5 years		Total
Interest-bearing loans and borrowings	Ps.	3,001,701	Ps.	5,992,634	Ps.	3,755,404	Ps.	7,201,360	Ps.	19,951,099
Capital leases	110,473		54,060		—		—		164,533
Trade accounts payable	3,720,745		—		—		—		3,720,745
Land suppliers	935,749		12,413		—		—		948,162
Financial derivatives	—		7,067		308,490		360,993		676,550
	Ps.	7,768,668	Ps.	6,066,174	Ps.	4,063,894	Ps.	7,562,353	Ps.	25,461,089

As of December 31, 2011	Less than one year		1 to 3 years		3 to 5 years		More than 5 years		Total
Interest-bearing loans and borrowings	Ps.	3,609,120	Ps.	6,833,061	Ps.	919,876	Ps.	3,481,679	Ps.	14,843,736
Capital leases	188,937		154,933		—		—		343,870
Trade accounts payable	3,142,829		—		—		—		3,142,829
Land suppliers	1,172,293		—		—		—		1,172,293
Financial derivatives	—		7,551		—		—		7,551
	Ps.	8,113,179	Ps.	6,995,545	Ps.	919,876	Ps.	3,481,679	Ps.	19,510,279

As of January 1, 2011	Less than one year		1 to 3 years		3 to 5 years		More than 5 years		Total
Interest-bearing loans and borrowings	Ps.	1,693,048	Ps.	4,528,198	Ps.	3,060,272	Ps.	3,070,729	Ps.	12,352,247
Capital leases	169,604		235,430		—		—		405,034
Trade accounts payable	3,412,119		—		—		—		3,412,119
Land suppliers	778,141		41,441		—		—		819,582
Financial derivatives	—		—		56,244		436,120		492,364
	Ps.	6,052,912	Ps.	4,805,069	Ps.	3,116,516	Ps.	3,506,849	Ps.	17,481,346

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain certain credit ratings from each of the major credit rating agencies. If the Company’s credit rating was to fall below defined levels, it would be in violation of those provisions, and the counterparties to the derivative instruments could request immediate payment or demand certain levels of collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2012, is Ps. 655,764. As explained in Note 30, the Company’s debt was down-graded subsequent to December 31, 2012 resulting in the cancelation of these derivative transactions by the counterparty in 2013.

Refer to Note 29 for further discussion of current trends in the Mexican construction industry and its impact on the Company’s business, including its liquidity and going concern.

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions.

The Company does not have capital requirements or restrictions that could affect its position to manage its capital. The legal requirement of creating a legal reserve equivalent to 20% of its common stock has been fulfilled. At December 31, 2012, 2011 and January 1, 2011 the balance of such reserve is Ps. 85,088. Refer to Note 21.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2011.

17. Other financial assets and financial liabilities

17.1 Financial derivative instruments (financial assets or financial liabilities)

Financial Derivative Instruments Related to the Senior Guaranteed Notes due 2015

On July 6, 2008 the Company entered into financial derivative instruments in order to cover the possible changes in the exchange rate of future interest payments of the Senior Guaranteed Notes due in 2015 for US$250 million (“Interest-Only Swap”). On June 28, 2011 the Company cancelled its Interest-Only Swap and entered into a new Interest-Only Swap on the same date; for the Interest-Only Swap cancelled the Company paid Ps. 24,863 and was recognized in the consolidated net income as part of the ‘‘valuation effects of financial derivative instruments” caption. The Interest-Only Swap does not meet hedge accounting requirements, and thus changes in the fair value of the underlying derivative instrument have been and will be recorded in the Company’s consolidated net income within the “valuation effects of financial derivative instruments” caption.

As of December 31, 2012, December 31, 2011 and January 1, 2011 the fair value of this derivative was a liability position of Ps. 7,067 (US$0.5 million), Ps. 7,551 (US$ 0.5 million) and Ps. 56,244 (US$ 4.5 million), respectively. The net gain of the Interest-Only Swap for the years ended December 31, 2012 and 2011 was Ps. 484 and Ps. 23,924, respectively.

Financial Derivative Instruments Related to the Senior Guaranteed Notes due 2019

As disclosed in Note 17.5, the Company’s Senior Guaranteed Notes due 2019 are U.S. dollar denominated. In order to decrease the risk of future changes in the exchange rate between U.S. dollar and Mexican pesos, in December 11, 2009 the Company entered into a “Principal-Only Swap” agreement with a notional value of US$250 million, which entitled the Company to receive this amount in 2019 in return for a payment in Mexican pesos at a fixed exchange rate of 12.93 Mexican pesos per U.S. Dollar.  As part of this agreement, the Company will pay interest of 3.87% a year on the total notional amount of Ps. 3,232.5 million Mexican Pesos, in semiannual payments. In order to increase the amount of thresholds of these financial derivatives instruments and to avoid collateral margin calls, in May 2010 the Company changed its Principal Only Swap rate from 3.87% to 4.39%. In order to increase the amount of thresholds of these financial derivatives instruments and to avoid collateral margin calls, in July 2012 the Company changed its Principal Only Swap rate from 4.39% to 4.90%.

In addition, on December 11, 2009 the Company entered into an “Interest-Only Swap” in order to cover the possible changes in the exchange rate of the first six interest payments of the Senior Guaranteed Notes due 2019 for US$250 million (“Interest-Only Swap”).

The Principal-Only Swap transaction met hedge accounting requirements. . As of December 31, 2012 the fair value of this financial derivative instrument was Ps. 308,490 (US$23.8 million) and represented a liability position. As of December 31, 2011 the fair value of this financial derivative instrument was Ps. 15,180 (US$1.1 million) and represented a favorable asset position. As of January 1, 2011 the fair value of this derivative was Ps. 436,120 (US$ 35.2 million) and represented a liability position. However the ineffective portion of this financial derivative instrument that was recognized as an expense in the consolidated statements of income for the years ended December 31, 2012 and 2011 were Ps. 27,528 and Ps. (5,450), respectively. Refer to Note 30 for discussion of the subsequent termination of this financial derivative instrument.

The Interest-Only Swap transaction did not meet hedge accounting requirements. As of December 31, 2012, the Company cancelled this Interest-Only Swap. As of December 31, 2011 and January 1, 2011, the fair value of this derivative was Ps. 51,200 (US$3.66 million) and Ps. 13,123 (US$1.1 million), respectively, and represented a favorable asset position. The net loss (gain) in the consolidated statements of income of the Interest-Only Swap for the years ended December 31, 2012 and 2011 were Ps. 51,200 and Ps. (36,387), respectively.

During 2012 the Company entered into four “Cap-Forward” agreements in order to cover the possible changes in the exchange rate of four interest payments of the Senior Guaranteed Notes due 2019 for US$250 million (“Cap Forward”). This Cap Forward did not meet hedge accounting requirements. As of December 31, 2012, the fair value of this derivative was Ps. 8,738 (US$ 0.7 million) and represented a favorable asset position.

As of December 31, 2011, the Company has an Interest-Only Swap in order to hedge the monthly interest payment of the short-term credit line with Credit Suisse granted on April 27, 2011. The fair value of this instrument represented a favorable asset position of Ps. 3,634. This Interest-Only Swap was paid off in February 2012.

Financial Derivative Instruments Related to the Senior Guaranteed Notes due 2020

As disclosed in Note 17.5, the Company’s Senior Guaranteed Notes due 2020 are U.S. dollar denominated. In order to decrease the risk of future changes in the exchange rate between U.S. dollar and Mexican pesos, in February 11, 2012 the Company entered into a “Principal-Only Swap” with a notional value of US$400 million, which entitled the Company to receive this amount in 2020 in return for a payment in Mexican pesos at a fixed exchange rate of 12.97 Mexican pesos per U.S. Dollar.  As part of this agreement, the Company will pay interest of 3.88% a year on the total notional amount of Ps. 5,188 million Mexican Pesos, in semiannual payments.

The Principal-Only Swap transaction met hedge accounting requirements. As of December 31, 2012 the fair value of this financial derivative instrument was Ps. 347,274 (US$26.7 million) and represented a liability position. However the ineffective portion of this financial derivative instrument that was recognized as an expense in the consolidated statement of income for the year ended December 31, 2012 was Ps. 30,603. Refer to Note 30 for discussion of the subsequent termination of this financial derivative instrument.

During 2012 the Company entered into four “Cap-Forward” in order to cover the possible changes in the exchange rate of four interest payments of the Senior Guaranteed Notes due 2020 for US$400 million (“Cap Forward”). This Cap Forward did not meet hedge accounting requirements. As of December 31, 2012, the fair value of this derivative was Ps. 13,713 (US$ 1.1 million) and represented a liability position.

Financial Derivative Instruments Related to the CRS Morelos project financing

As disclosed in Note 17.3, the Company’s credit agreement related to its Morelos project financing has a variable interest rate denominated in TIIE plus margins throughout the term of the financing. In order to decrease the risk of future changes in the interest rate, in January 2012 the Company entered into a “Cap forward” with a notional value of Ps. 3,412,050, which entitled the Company to hedge the interest rate at 8%.  As part of this agreement, the Company will pay Ps. 12.4 million as a premium.

The Cap Forward transaction did not meet hedge accounting requirements. As of December 31, 2012 the fair value of this financial derivative instrument was Ps. 6 and represented a liability position.

As of December 31, 2012, 2011 and January 1, 2011 the Company had the following financial derivatives instruments:

As of December 31, 2012

Financial derivative instruments	Type	Notional (in US $)		Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Assets:

Cap Forward (“2019”)	No hedge accounting		47.50 million	Ps.	8,738	Ps.	—	Ps.	(8,738)
				Ps.	8,738	Ps.	—	Ps.	(8,738)
Liabilities:
Interest-only swap (“2019”)	No hedge accounting		—	Ps.	—	Ps.	—	Ps.	51,200
Principal-only swap (“2019”)	Hedge accounting		250.00 million		(308,490)		213,223		27,528
Interest-only swap (“2012”)	No hedge accounting		—		—		—		2,676
Interest-only swap (“2015”)	No hedge accounting		9.375 million		(7,067)		—		(484)
Principal-only swap (“2020”)	Hedge accounting		400.00 million		(347,274)		227,737		30,603
Cap Forward (“2020”)	No hedge accounting		78.00 million		(13,713)		—		13,713
Cap Forward (“CRS Morelos”)	No hedge accounting	Ps.	3,412,050		(6)		—		6
				Ps.	(676,550)	Ps.	440,960	Ps.	125,242

As of December 31, 2011

Financial derivative instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)		Changes in comprehensive income, net of taxes (in Ps.)		Changes in statement of income (in Ps.)

Assets:
Interest-only swap (“2019”)	No hedge accounting	23.75 million	Ps.	51,200	Ps.	—	Ps.	(36,387)
Principal-only swap (“2019”)	Hedge accounting	250.00 million		15,180		(326,102)		(5,450)
Interest-only swap (“2012”)	No hedge accounting	0.52 million		3,634		—		(3,634)
			Ps.	70,014	Ps.	(326,102)	Ps.	(45,471)
Liabilities:
Interest-only swap (“2015”)	No hedge accounting	18.75 million	Ps.	(7,551)	Ps.	—	Ps.	(23,924)
			Ps.	(7,551)	Ps.	—	Ps.	(23,924)

As of January 1, 2011

Financial derivative instruments	Type	Notional (in US $)	Fair value asset (liability) (in Ps.)

Assets:
Interest-only swap (“2019”)	No hedge accounting	47.50 million	Ps.	13,123

Liabilities:
Principal-only swap (“2019”)	Hedge accounting	250.00 million	Ps.	(436,120)
Interest-only swap (“2015”)	No hedge accounting	37.50 million		(56,244)
			Ps.	(492,364)

The net valuation effects of the financial derivative instruments for the years ended December 31, 2012 and 2011 were Ps. 116,504, Ps. (69,395), respectively.

17.2 Debt

a) As of December 31, 2012 and 2011 and January 1, 2011, the outstanding balances of short-term indebtedness with financial institutions consist of the following:

	2012		2011		January 1, 2011
Credit Suisse AG A credit line granted by Credit Suisse AG on April 27, 2011 for U.S. 150 million. The borrowing had an original maturity date on April 27, 2012 and bore interest at LIBOR plus 3.50%. This credit line was prepaid in full in February 2012.	Ps.	—	Ps.	2,096,805	Ps.	—
Deutsche Bank AG A credit line granted by Deutsche Bank AG on December 15, 2011 for U.S. 50 million. The borrowing had an original maturity date on December 14, 2012 and bore interest at LIBOR plus 6.375%. This credit line was prepaid in full in February 2012.		—		698,935		—
IXE Banco, S.A. A credit line granted by Ixe Banco, S.A. on December 7, 2011 for Ps. 100,000. The borrowing matured on March 6, 2012 and bore interest at TIIE plus 5.00%.		—		100,000		—
HSBC México, S.A. A credit line granted by HSBC México, S.A. on October 12, 2010 for Ps. 50,000. The borrowing matured on January 10, 2011 and bore interest at the Mexican interbank equilibrium interest rate (TIIE) plus 5.50%. This credit line was renewed in November 2011 and matured in February 2012.		—		50,000		50,000
Banco Nacional de México, S.A. A credit line granted by Banco Nacional de México, S.A. on December 27, 2011 for Ps. 394,700. The borrowing matured on January 2012 and bore interest at TIIE plus 5.00%.		—		394,700		—
BBVA Bancomer, S.A Four credit lines granted by BBVA Bancomer, S.A. in December 2010 for Ps. 300,000. The borrowings matured in April 2011 and bore interest at TIIE plus 3.20%.		—		—		300,000
Banco Nacional de México, S.A. Three credit lines granted by Banco Nacional de México, S.A. in November and December 2010 for Ps. 78,000. The borrowings matured in January and February 2011 and bore interest at TIIE plus 4.25% and 5.00%, respectively.		—		—		73,570

Banco Nacional de México, S.A. A credit line granted by Banco Nacional de México, S.A. on July 16, 2010 for Ps. 141,941. The borrowing matured on July 15, 2011 and bore interest at TIIE plus 5.00%.	—	—	99,358
Banco Nacional de Mexico, S.A. Three credit lines granted by Banco Nacional de Mexico, S.A. for Ps. 95,000 in December 23, 2010. The borrowings matured in February 21, 2011 and bore interest at TIIE plus 5.00%	—	—	62,640
Banco Nacional de México, S.A. Two credit lines granted by Banco Nacional de México, S.A. on October 25 and December 8, 2010 for Ps. 71,966. The borrowings matured on January 7 and September 23, 2011 and bore interest at TIIE plus 1.00% and TIIE plus 5.00%, respectively.	—	—	6,394
Banco Itau BBA, S.A. Seven credit lines granted by Banco Itau BBA, S.A. (Brazilian financial institution) from March through December 2010 for 11.7 million Brazilian Reals. The borrowings matured from February through June 2011 and bore interest at 6.68%.	—	—	86,723
Banco Fibra, S.A. Three credit lines granted by Banco Fibra, S.A. (Brazilian financial institution) from January through September 2010 for 5.8 million Brazilian Reals. The borrowings matured in January, July and August 2011 and bore interest at 7.44%	—	—	24,737
Banco ABC Brasil, S.A. A revolving credit line of credit granted by Banco ABC Brasil, S.A. (Brazilian financial institution) on March 25, 2010 for 1 million Brazilian Reals. The borrowing matured on October 21, 2011 and bore interest at 7.19%. This credit line was prepaid in September 2011.	—	—	22,310
Banco HSBC, S.A. Two credit lines granted by Banco HSBC, S.A. (Brazilian financial institution) for 11.5 million Brazilian Reals on February 4, 2010. One of the borrowings matured in January 2011 and bore interest at 9.09%. The November 2011 credit line was prepaid in September 2011.	—	—	85,521
Banco Industrial e Comercial, S.A. A revolving credit line granted by Banco Industrial e Comercial, S.A. (Brazilian financial institution) for 5.0 million Brazilian Reals on May 7, 2010. The borrowing matured on October 28, 2011 and bore interest at 10.03%. This credit line was prepaid in September 2011.	—	—	22,686

Banco Pine, S.A. Two credit lines granted by Banco Pine, S.A. (Brazilian financial institution) for 10.0 million Brazilian Reals in March and April 2010. The borrowings matured in March 2011 and bore interest at 8.41%.		—		—		49,577
Banco Votorantim, S.A. A revolving credit line granted by Banco Votorantim, S.A. (Brazilian financial institution) for 7.0 million Brazilian Reals on December 20, 2010. The borrowing matured on December 20, 2011 and bore interest at 7.82%. This credit line was prepaid in September 2011.		—		—		52,056
Banco Bradesco, S.A. Three credit lines granted by Banco Bradesco, S.A. (Brazilian financial institution) for 2.5 million Brazilian Reals in July, September and November 2010. Two of borrowings matured in July, September and the November 2010 credit line matured in December 2011 and bore interest at 10.13%, however it was prepaid in September 2011.		—		—		17,623
Banco Nacional de México, S.A. Two credit lines granted by Banco Nacional de México, S.A. on December 20, 2012 for Ps. 65.0 and Ps. 89.7 million. The borrowings matured on January 3 and 21, 2013 and bore interest at TIIE plus 5.00%. These borrowings were renewed and mature on May 27, 2013.		154,700		—		—
Grupo Financiero Inbursa, S.A. A line of credit granted by Grupo Financiero Inbursa, S.A. on October 12, 2012 for Ps. 1,198 million. The borrowing matured on January 10, 2013 and bears interest at TIIE plus 3%. The borrowing was renewed and is due on May 20, 2013.		800,110		—		—
Banco Mercantil del Norte, S.A. Four credit lines granted by Banco Mercantil del Norte, S.A. on December 10, 2012 for Ps. 250 million. The borrowings matured on March 10 and January 18, 2013 and bears interest at a 9.09% and 8.56%, respectively. The borrowing was renewed for Ps. 280 million and is due on May 25, 2013.		250,000		—		—
Interest payable		—		2,335		28,921
Less debt issuance costs		(26,074)		(53,237)		(35,465)
	Ps.	1,178,736	Ps.	3,289,538	Ps.	946,651

b) As of December 31, 2012 and 2011 and January 1, 2011, the outstanding balances of long-term debt with financial institutions and bond issuances consist of the following:

	2012		2011		January 1, 2011
Bond issuance (“Senior Guaranteed Notes due 2015”) by Credit Suisse First Boston and Merrill Lynch for US $250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually. These obligations are guaranteed by PICSA, DECANO and other subsidiary companies.	Ps.	3,247,000	Ps.	3,494,675	Ps.	3,095,425
Bond issuance (“Senior Guaranteed Notes due 2019”) by Credit Suisse Securities LLC and HSBC Securities Inc. for US $250 million, with a fixed annual interest rate of 9.5%, payable on December 11, 2019. Interest is payable semiannually. These obligations are guaranteed by PICSA, DECANO and CBC.		3,247,000		3,494,675		3,095,425
Bond issuance (“Senior Guaranteed Notes due 2020”) by Credit Suisse Securities LLC and Deutsche Bank Inc. for US $400 million, with a fixed annual interest rate of 9.75%, payable on March 20, 2020. Interest is payable semiannually. These obligations are guaranteed by PICSA, DECANO and CBC.		5,195,200		—		—
Banco Nacional de México, S.A. A line of credit granted by Banco Nacional de México, S.A. on July 16, 2009 for Ps.1,000 million and renewed to Ps. 1,500 million on March 25, 2010. On April 13, 2012 the line credit was renewed and matures on June 28, 2015 and bears interest at the Mexican interbank equilibrium interest rate (TIIE) plus 5.00%.		1,485,454		1,110,295		1,462,613
Grupo Financiero Inbursa, S.A. A line of credit granted by Grupo Financiero Inbursa, S.A. on June 26, 2008 for Ps. 2,078 million. The borrowing was to mature on June 26, 2013 and bore interest at TIIE plus 1.50%; however was prepaid in July 2012.		—		2,078,000		2,078,000
Banco Mercantil del Norte, S.A. A credit line granted by Banco Mercantil del Norte, S.A. in July 2011 for Ps. 34,877. The borrowing was to mature in February 2013 and bore interest at the TIIE plus 3.50%; however was prepaid in September 2012.		—		33,836		—
Bancomer, S.A. A credit line granted by Bancomer, S.A. for Ps. 833,333 on July 26, 2010. The borrowing matured on January 28, 2013 and bore interest at TIIE plus 3.60%. The borrowing was prepaid in December 2011.		—		—		833,333
Deutsche Bank, S.A. Line of credit granted by Deutsche Bank S.A. (Brazilian financial institution) on May 31, 2011 for 127.3 million Brazilian Reals. The borrowing matures on April 11, 2016 and bears interest at 10.57%.		809,730		956,723		—

Banco Nacional de Comercio Exterior, S. N, C. A line of credit granted by Banco Nacional de Comercio Exterior, S. N, C. on November 1, 2012 for Ps. 456.7 million. The borrowing matures on October 31, 2018 and bears interest at TIIE plus 4.85%.		456,743		—		—
Grupo Financiero Inbursa, S.A. A line of credit granted by Grupo Financiero Inbursa, S.A. on June 25, 2012 for Ps. 1,100 million. The borrowing matures on December 24, 2015 and bears interest at TIIE plus 4.00%. The borrowing was renewed in March 2013 and is due on June 2016.		1,021,429		—		—
Banco BTG Pactual, S.A. Five lines of credit granted by Banco BTG Pactual, S.A. (Brazilian financial institution) from May through November 2010 for 50.0 million Brazilian Reals. The borrowings ultimately matured from June through November 2013, and bore interest at 8.73%. The borrowing was prepaid in September 2011.		—		—		369,576
Banco ABC Brasil, S.A. Three lines of credit granted by Banco ABC Brasil, S.A. (Brazilian financial institution) in October and November 2010 for 16.5 million Brazilian Reals. The borrowings ultimately matured in October 2012, and bore interest at 7.35%. The borrowing was prepaid in September 2011.		—		—		122,704
Banco Bradesco, S.A. Six lines of credit granted by Banco Bradesco, S.A. (Brazilian financial institution) from June through December 2010 for 53.2 million Brazilian Reals. The borrowings matured during 2012 and 2013, and bore interest at 6.02%. The borrowing was prepaid in September 2011.		—		—		389,547
Banco BNDES Brasil, S.A. Line of credit line granted by BNDES Brasil, S.A. (Brazilian financial institution) on June 29, 2010 for 0.2 million Brazilian Reals. The borrowing ultimately matured on June 29, 2014 and bore interest at 12.12%. The borrowing was prepaid in September 2011.		—		—		5,993
Interest payable		239,742		108,958		81,382
Total long-term debt		15,702,298		11,277,162		11,533,998
Less current portion of long-term debt		(1,407,607)		(319,582)		(746,397)
Less short-term debt issuance costs		(49,755)		(48,050)		(46,816)
Less long-term debt issuance costs		(223,820)		(75,243)		(81,586)
Long-term debt balances	Ps.	14,021,116	Ps.	10,834,287	Ps.	10,659,199

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

Most significant financial covenants, contained within loan agreements, require the Company to maintain (based on IFRS financial information):

•                  A total of equity of at least Ps. 13,800,000;

•                  A ratio of interest coverage (EBITDA/ financing expense) over 2.25 times;

•                  A ratio of leverage (liabilities with cost/EBITDA) of less than 3.75 to 1.0;

•                  Consolidated fixed charge coverage over 2.25 times; and

•                  Minimum profitability levels for the Company’s Brazilian operations.

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

As discussed in Note 4, the Company adopted IFRS in 2012. Certain of the Company’s debt agreements indicate that the computation of financial covenants should be based on IFRS, while some of the Company’s older debt agreements indicate that the computation of financial covenants should be based on Mexican Financial Reporting Standards (“MFRS”). The Company, as a publicly listed Mexican company, was required to adopt IFRS in 2012 and accordingly the Company views IFRS as the legally appropriate basis to compute all of its restrictive financial covenants beginning in 2012 in that it is the legally required financial reporting standard for Mexican public companies.

As of December 31, 2012, the Company was in compliance with the financial covenants contained within its debt agreements, except for a line of credit granted by Deutsche Bank S.A. (Brazilian financial institution) to MCA Incorporacoes, S.A. Specifically, the Company was not in compliance with a covenant that required minimum profitability levels of its Brazilian operations. That debt totaled Ps. 809,730, which would otherwise mature in April 2016, is classified as a current liability in the accompanying December 31, 2012 consolidated balance sheet, as the Company as of that date did not have the unilateral ability to defer settlement for a period in excess of one year. Deutsche Bank S.A., however, has not requested accelerated payment on the debt, and no waiver has been obtained to date.

The Company’s Senior Guaranteed Notes total Ps. 11,689,200 as of December 31, 2012 mature in 2015, 2019 and 2020. Those debt obligations contain provisions of cross default. Specifically, the cross-default provisions indicate that an event of default under Senior Guaranteed Notes would include default by the Company or any restricted subsidiary on any indebtedness which results in acceleration of such indebtedness prior to its scheduled maturity.  In the event that Deutsche Bank S.A were to demand advance payment of the Ps. 809,730 discussed above, the Company would not have the unilateral ability to defer settlement of the Senior Guaranteed Notes for a period in excess of one year.   However, as of December 31, 2012 and May 17, 2013 requests for accelerated payment by Deutsche Bank S.A have not occurred. Accordingly, the Senior Guaranteed Notes are presented as a non-current liability in the accompanying December 31, 2012 consolidated balance sheet.  However, there can be no assurance that such acceleration will not occur in 2013 based on 2013 events beyond the Company’s control.

The Company does not anticipate being in compliance with certain restrictive covenants contained within its debt covenants as of March 31, 2013.  As is discussed in Note 30, subsequent to December 31, 2012 certain counterparties have cancelled derivative contracts.  These cancelations were made as a result of downgrades in the Company’s credit ratings.   As is discussed in Note 30, subsequent to year end certain lenders have initiated litigation against the Company. Certain of these 2013 matters have arguably resulted in an event of default under the terms of the Company’s Senior Guaranteed Notes which total Ps. 11,689,200 as of December 31, 2012.  Depending upon future actions by such note holders which are beyond the control of the Company, such Senior Guaranteed Notes might be accelerated and come due in 2013.   Because these matters occurred subsequent to December 31, 2012, the Senior Gauranteed Notes are classified as non-current liabities in the accompanying December 31, 2012 consolidated balance sheet.

Debt maturities

As of December 31, 2012, long-term debt matures as follows (a):

Year	Total
2014	Ps.	1,489,842
2015		3,890,301
2016		61,233
2017 and thereafter		8,579,740
Total	Ps.	14,021,116

(a)         This table does not include any impact of the 2013 potential events of default disclosed above.

The TIIE rates published in the Federal Official Gazette as of December 31, 2012 and 2011 were 4.8450% and 4.7900% respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2012 were 12.9880 Mexican pesos and 6.3608 Mexican pesos, respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2011 were 13.9787 Mexican pesos and 7.5155 Mexican pesos, respectively. The exchange rate used to convert debt denominated in US Dollars and Brazilian Reals for the year ended December 31, 2010 were 12.3817 Mexican pesos and 7.4366 Mexican pesos, respectively.

17.3 Prison related debt

In 2009, the Company commenced the development of a new infrastructure division after being invited by the Mexican federal government to participate in the construction process of certain correctional facilities through contracts with the government as well as numerous other infrastructure projects for which the Company acts as a sub-contractor for federal and state governments.  This division is complementary to the homebuilding activities.

The Company’s subsidiary CRS Morelos on September 30, 2011, signed a project financing credit agreement with Banobras in an aggregate principal amount of Ps. 3.9 billion, to initiate the construction process of one federal correctional facility in the state of Morelos as disclosed in Note 8(5). This financing is non-recourse to the Company and its other subsidiaries, so the Company’s cash flow from the other divisions and projects will not be affected by the funding of the federal correctional facility.

This borrowing is treated as separate project financing line item in the Company’s consolidated financial statements that are prepared for periods after draw-downs are made. Certain of the Company’s debt agreements contain restrictions on the level of debt and contain requirements as to meeting certain financial ratios, based on defined terms.

Subsidiaries participating in the infrastructure division have been designated by the Company as “unrestricted”. The Company has confirmed its view with the financial institutions that the prisons project financing will be excluded from prospective debt covenant computations.

As of December 31, 2012 and 2011 and January 1, 2011, the outstanding balances of short term and long-term debt related to the prison related consist of the following:

	2012		2011		January 1, 2011
Ficade, S.A. de C.V., SOFOM, E.N.R. A credit line granted by Ficade, S.A. de C.V., SOFOM, E.N.R. for Ps. 400,000 on December 30, 2011. The borrowing matures on December 30, 2015 and bears interest with a fixed annual interest rate of 15.00%.	Ps.	400,000	Ps.	400,000	Ps.	—

Credit agreement for an aggregate amount of principal of approximately $ 3.9 billion Banobras, Banco Mercantil del Norte, SA, Grupo Financiero Banorte and Banco Santander (Mexico), S.A, Grupo Financiero Santander, for a term of 15 years TIIE rate plus a margin equal to (i) 2.75% from January 31, 2012 until December 31, 2012, (ii) 3.0% from January 1, 2013 until December 31, 2014, (iii) 3.25% from January 1, 2015 until December 31, 2019, (iv)  3.5% from January 1, 2020 until December 31 ,2022 and (v) 3.75% from on January 1, 2023 until December 30, 2027. The borrowing matures starting in 2013 through 2027.

		2,687,853		—		—
Bank of America México, S.A. A credit line granted by Bank of America Mexico, S.A. on October 23, 2012 for Ps. 385 million. The borrowing matured on April 24, 2013 and bears interest at TIIE plus 4.50%. (see Note 29)		385,000		—		—
Interest payable		24,662		329		—
Total long-term debt		3,497,515		400,329		—
Less current portion of long-term debt		(415,358)		—		—
Less short-term debt issuance costs		(14,164)		—		—
Less long-term debt issuance costs		(139,711)		—		—
Long-term debt balances	Ps.	2,928,282	Ps.	400,329	Ps.	—

Covenants

Loan covenants for prison related debt require that non-restricted subsidiaries comply with certain terms, and restrictions including:

•                  keeping their legal existence with no change to their principal purpose,

•                  paying insurance over the assets under construction,

•                  restriction on the sale of assets,

•                  no changes in the common stock of such entities,

•                  limits on additional debt,

•                  inability to merge or split such operations,

•                  obtain certification of construction progress,

•                  not payment of dividends or reduction on common stock,

•                  not granting of loans,

•                  Maintenance of a ratio of revenues coverage (revenues offset of operating expense including taxes/ liability with cost) at least 1.2; and

•                  Minimum invested equity in the entity by the Company at least of at least Ps.     1,300,000.

•                  the loan balance will be accelerated in case the Company does not comply with the construction contract (including timely completion of the construction according to schedule).

As of December 31, 2012, the Company was in compliance with restrictive covenants contained within such agreements.

As of December 31, 2012, long-term debt matures as follows:

Year	Total
2014	Ps.	433,843
2015		48,154
2016		69,259
2017 and thereafter		2,377,026
Total	Ps.	2,928,282

17.4 Capital leases

As of December 31, 2012 there are contracts of capital leases of machinery and equipment for a 5 year period. The capital leases as of December 31, 2012, 2011 and January 1, 2011 are shown as follows:

	2012		2011		January 1, 2011
Financial leases provided by Bancomer, S.A. in June 2007, with maturity in January 2013 and an interest rate at TIIE plus 0.80%.	Ps.	2,372	Ps.	69,021	Ps.	149,540
Financial leases provided by Bancomer, S.A. in September 2008, with maturity in October 2013 and interest rate at TIIE plus 0.80%.		12,260		23,505		34,713
Financial leases provided by Bancomer, S.A. in December 2008, with maturity in January 2014 and interest rate at TIIE plus 3.50%.		16,561		28,019		39,141
Financial leases provided by Bancomer, S.A. in March 2009, with maturity in April 2014 and interest rate at TIIE plus 3.50%.		7,505		11,761		15,928
Leases provided by Leasing Operations de México, S. de R.L. de C.V. in April, May and August 2010, with maturities in May 2014 at a discounted interest rate of 13.39%.		44,174		85,199		100,578
Financial leases provided by GE Financial Mexico, S.A. de C.V. in September 2010, with maturity in October 2013 and interest rate of 12.96%.		345		773		554
Financial lease provided by GE Financial México, S.A. de C.V. in August 2011, with maturity in September 2016 and interest rate of 7.18%		53,738		65,805		—
Financial leases provided by Banco Itau, S.A. (Brazilian financial institution) from May through October 2009 and from May through September 2010 with maturities from May through November 2013 at an average interest rate of 18.48%.		1,546		6,217		11,934

Financial leases provided by Banco Bradesco, S.A. (Brazilian financial institution) in November and December 2009 as well as in November 2010 and January through March 2011 with maturities from November and December 2012 through March 2014 at an average interest rate of 16.97%.		20,799		49,371		48,088
Financial leases provided by Banco Consorcio, S.A. (Brazilian financial institution) from July through December 2010 with maturities from January 2014 through November 2016 at an average interest rate of 23.91%.		716		1,111		1,373
Interest payable		4,517		3,088		3,185
Total capital leases		164,533		343,870		405,034
Current portion of long-term capitalized leases		(110,473)		(188,937)		(169,604)
Total long-term capital leases	Ps.	54,060	Ps.	154,933	Ps.	235,430

Minimum compulsory payments relating to these contracts as of December 31, 2012 are as follows:

Year	Total
2013	Ps.	110,473
2014		15,040
2015		7,450
2016		31,570
Total	Ps.	164,533

Covenants

The most significant financial covenants of the leases require the Company and its subsidiaries to maintain:

•                 A liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0;

•                 A financing ratio of total liabilities (excluding deferred income taxes) to equity (excluding deferred income taxes) no greater than 1.70 to 1.0;

•                 A relation of income from operation to net comprehensive financing cost at a minimum level of 2.0;

As discussed above, all covenants are being computed based on IFRS beginning in 2012.

As of December 31, 2012, 2011 and January 1, 2011, the Company was in compliance with these financial covenants.

17.5 Fair values

Set out below is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2012, 2011 and January 1, 2011.

	Carrying amount						Fair value
	December 31, 2012		December 31, 2011		January 1, 2011		December 31, 2012		December 31, 2011		January 1, 2011
Financial assets
Trade and other receivables	Ps.	10,068,904	Ps.	2,148,736	Ps.	2,037,369	Ps.	10,068,904	Ps.	2,148,736	Ps.	2,037,369
Financial derivative instruments		8,738		70,014		13,123		8,738		70,014		13,123
Cash and cash equivalents		2,129,433		3,860,350		3,307,692		2,129,433		3,860,350		3,307,692
Restricted cash		137,696		132,303		127,530		137,696		132,303		127,530
Total financial assets	Ps.	12,344,771	Ps.	6,211,403	Ps.	5,485,714	Ps.	12,344,771	Ps.	6,211,403	Ps.	5,485,714

Financial liabilities
Total debt and capital leases	Ps.	20,115,632	Ps.	15,187,606	Ps.	12,757,281	Ps.	20,814,154	Ps.	15,048,877	Ps.	13,391,326
Trade accounts payable, land suppliers and advances from customers		5,841,090		4,984,973		4,856,345		5,841,090		4,984,973		4,856,345
Financial derivative instruments		676,550		7,551		492,364		676,550		7,551		492,364
Total financial liabilities	Ps.	26,633,272	Ps.	20,180,130	Ps.	18,105,990	Ps.	27,331,794	Ps.	20,041,401	Ps.	18,740,035

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•                  Cash and cash equivalents, trade account receivables, trade account payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. The long-term trade account receivable related to CRS Morelos project is measured at its estimated fair value.

•                  Long-term fixed-rate and variable-rate borrowings are evaluated by the Company based on the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of December 31, 2012, the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

•                  Fair value of quoted notes and bonds is based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•                  The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, principal only swaps and cross currency swaps. The most frequently applied valuation techniques include swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

As of December 31, 2012, the marked to market value of derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

As of December 31, 2012, the Company held the following financial instruments measured at fair value:

Assets measured at fair value:

	December 31, 2012		Level 1		Level 2		Level 3
CRS Morelos receivable	Ps.	4,252,530	Ps.	—	Ps.	—	Ps.	4,252,530
Cap Forward 2019		8,738		—		8,738		—
	Ps.	4,261,268	Ps.	—	Ps.	8,738	Ps.	4,252,530

Liabilities measured at fair value:

	December 31, 2012		Level 1		Level 2		Level 3
Principal-only swap 2019	Ps.	(308,490)	Ps.	—	Ps.	(308,490)	Ps.	—
Interest-only swap 2015		(7,067)		—		(7,067)		—
Principal-only swap 2020		(347,274)		—		(347,274)		—
Cap Forward 2020		(13,713)		—		(13,713)		—
Cap Forward CRS Morelos		(6)		—		(6)		—
	Ps.	(676,550)	Ps.	—	Ps.	(676,550)	Ps.	—

During the reporting period ending December 31, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

As of December 31, 2011, the Company held the following financial instruments measured at fair value:

Assets measured at fair value:

	December 31, 2011		Level 1		Level 2		Level 3
Interest-only swap 2019	Ps.	51,200	Ps.	—	Ps.	51,200	Ps.	—
Principal-only swap 2019		15,180		—		15,180		—
Interest-only swap 2012		3,634		—		3,634		—
CRS Morelos receivable		129,672		—		—		129,672
	Ps.	199,686	Ps.	—	Ps.	70,014	Ps.	129,672

Liabilities measured at fair value:

	December 31, 2011		Level 1		Level 2		Level 3
Interest-only swap 2015	Ps.	7,551	Ps.	—	Ps.	7,551	Ps.	—

During the reporting period ending December 31, 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

As of January 1, 2011, the Company held the following financial instruments measured at fair value:

Assets measured at fair value:

	January 1, 2011		Level 1		Level 2		Level 3
Interest-only swap 2019	Ps.	13,123	Ps.	—	Ps.	13,123	Ps.	—

Liabilities measured at fair value:

	January 1, 2011		Level 1		Level 2		Level 3
Principal-only swap 2019	Ps.	436,120	Ps.	—	Ps.	436,120	Ps.	—
Interest-only swap 2015		56,244		—		56,244		—
	Ps.	492,364	Ps.	—	Ps.	492,364	Ps.	—

During the reporting period ending January 1, 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

The Company has a financial asset (accounts receivable) derived from a concession arrangement, which was recognized under IFRIC 12 and classified as Level 3 within the fair value hierarchy. Such accounts receivables are recognized using a discount rate of 17% (nominal).

18. Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to three cash generating units, for impairment testing and their carrying amounts are described as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Casa Beta del Centro. S.R.L. de C.V. (“Centro”)	Ps.	476,574	Ps.	476,574	Ps.	476,574
Casa Beta del Noroeste. S.R.L. de C.V. (“Noroeste”)		179,357		179,357		179,357
Casa Beta del Norte, S.R.L. de C.V. (“Norte”)		75,930		75,930		75,930
	Ps.	731,861	Ps.	731,861	Ps.	731,861

Goodwill recorded as a part of the “Casas Beta” (Casas Beta del Norte, S. de R.L. de C.V., Casas Beta del Centro, S. de R.L. de C.V., Casas Beta del Noroeste, S. de R.L. de C.V.) business combination has been allocated to the affordable-entry segment.

The Company performed its annual impairment test as at December 31, 2012. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.

The recoverable amount of the Casas Beta cash-generating units has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the demand for homes. The discount rate applied to cash flow projections is 6.4% for 2012 (2011: 10.9%); 9.4% for 2013; 9.4% for 2014; 9.4% for 2015; 9.4% for 2016; and 9.4% for 2017. Cash flows beyond the five-year period are extrapolated using a 3.34% growth rate (2011: 3.60%) that is the same as the long-term average expected inflation for Mexico. As a result of this analysis, management has not recognized any impairment charge against goodwill previously carried.

Key assumptions used in value in use calculations

The calculation of value in use for Casas Beta cash-generating units is most sensitive to the following assumptions:

•                  Gross margins

•                  Discount rate

•                  Expected working capital management

•                  Fixed assets acquisition

•                  Inflation

•                  Market share assumptions

•                  Growth rate estimates

Gross margins — Gross margins are based on average values achieved in the year preceding the start of the budget period.

Discount rate — Discount rate represents the current market assessment of the risks specific to the cash-generating unit, regarding the time value of money and individual risks of the underlying assets which have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments and derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available marked data.

Expected working capital management — Working Capital Management is based on average values achieved in the year preceding the start of the budget period. These are increased over the budget period for anticipated efficiency improvements. An increase of 13.0% per annum was applied for the cash-generating unit.

Fixed Assets Acquisition — Fixed Assets Acquisitions are based on the expected production for each cash-generating unit.

Inflation — Estimates are obtained from published indices for the countries from which materials are sourced, as well as data relating to specific commodities. Forecast figures are used if data is publicly available, otherwise past actual raw material price movements have been used as an indicator of future price movements.

Market share assumptions — These assumptions are important because, as well as using industry data for growth rates (as noted below), management assesses how the unit’s position, relative to its competitors, might change over the budget period. Management expects the Company’s share of the construction market to be stable over the budget period, whereas for the reasons explained above, the Board of Directors expects the Company’s position, relative to its competitors to strengthen.

Growth rate estimates — Rates are based on published industry research and specific conditions of each cash generating unit.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the Casas Beta cash-generating units, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

19. Trade accounts payable

	2012		2011		January 1, 2011
Suppliers	Ps.	2,414,441	Ps.	1,966,150	Ps.	2,164,013
Revolving credit lines *		999,262		711,097		867,924
Other creditors and accrued expenses		307,042		465,582		380,182
	Ps.	3,720,745	Ps.	3,142,829	Ps.	3,412,119

* The Company established a trust that allows its suppliers and land suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera, S.N.C. (“Nafinsa”). In relation to this program, the Company established a trust fund called Nacional Financiera, S.N.C. Fiduciaria del Fideicomiso AAA Homex 80284 (AAA-Homex) with “Nafinsa”, which granted a line of credit for Ps.1,000,000 with a guarantee fund of Ps.137,696, Ps. 132,303 and Ps. 127,530, respectively (investment account) which is presented as restricted cash in the statement of financial position. Under this program, the AAA-Homex trust can make use of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company. As of December 31, 2012, 2011 and January 1, 2011, this factoring program encompassed approximately 4,903, 4,718 and 4,542 suppliers and land suppliers, respectively, where the financing resources are covered by the suppliers themselves.

Terms and conditions of the above financial liabilities are as follows:

•                  Trade payables are non-interest bearing and are normally settled on 90-day terms.

•                  Other payables are non-interest bearing and have an average term of six months.

For explanations on the Company’s credit risk management processes, refer to Note 16.

20. Land suppliers

	December 31, 2012		December 31, 2011		January 1, 2011
Short-term	Ps.	935,749	Ps.	885,059	Ps.	646,070
Short-term revolving credit line *		—		287,234		132,071
Total short-term	Ps.	935,749	Ps.	1,172,293	Ps.	778,141

Long-term land suppliers	Ps.	12,413	Ps	—	Ps.	41,441

* See Note 19 above.

Land suppliers represent the outstanding balance payable to the Company’s suppliers of land currently in use or estimated to be developed. Long-term land suppliers represented payables with maturities of over twelve months.

21. Equity

a) Common stock issued at par value (historical Pesos) as of December 31, 2012, 2011 and January 1, 2011 is as follows:

	Number of shares	Amount
December 31, 2012	335,869,550	Ps.	425,444
December 31, 2011	335,869,550		425,444
January 1, 2011	335,869,550		425,444

b) Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserve as of December 31, 2012, 2011 and January 1, 2011 amounted Ps. 85,088 and is included as part of the retained earnings.

c) The balances of the equity tax account as of December 31, 2012, 2011 and January 1, 2011are:

	December 31, 2012		December, 31, 2011		January 1, 2011
Contributed capital account	Ps.	4,618,011	Ps.	4,459,521	Ps.	4,287,837

Earnings distributed in excess of the balances of the Net Tax Profit Account (“CUFIN”) will be subject to income tax payable by the companies at the rate in force. At December 31, 2012 the Company’s CUFIN balance is Ps. 1,969,028.

d)                  As of December 31, 2012, 2011 and January 1, 2011, the Company had stock option plans that consist of 897,868, 897,868 and 945,741 approved stock options of the Company, respectively.

Stock option plans 2009 and 2007

During 2012 and 2011, the Company did not modify any of the shares underlying its stock options plan, nor did it grant any new options. However a total of 47,873 options from the 2009 stock option plan were exercised in 2011. In addition, during 2011, 32,637 options from the 2009 stock option plan were forfeited as the right for them to be exercised concluded.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

The following information is an analysis of stock option activity during the years:

	Options available for grant	Stock options outstanding	Average exercise price

Balance at January 1, 2011	750,883	194,858	Ps.	43.54
Stock options exercised	—	(47,873)	43.54
Stock options forfeited	32,637	(32,637)	43.54
Balance at December 31, 2011	783,520	114,348	Ps.	43.54
Stock options forfeited	114,348	(114,348)	43.54
Balance at December 31, 2012	897,868	—	Ps.	43.54

During the year ended December 31, 2011, 47,873 of the stock options were exercised at an exercise price of Ps. 43.54, resulting in an increase of Ps. 2,796 in the equity. No stock options remain outstanding as of December 31, 2012.

Total compensation cost related to vested stock option awards totaled Ps. 689 during the year ended December 31, 2011. There was no compensation cost related to vested stock option awards during the year ended December 31, 2012.

Phantom Plan 2011

During 2011, the Company approved a new stock option plan, a “Phantom Plan” which consists of 965,596 options granted to the key executives, the awards are treated as cash-settled transactions.  This plan became effective on January 1, 2011 and the executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after one year from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

The grants were made at an exercise price of 56.88 Mexican pesos and during 2011, a total of 53,675 options were exercised. Also during 2012 and 2011 a total of 348,916 and 323,898 options were forfeited, respectively.

The following information is an analysis of Phantom Plan activity during the year:

	Options available for grant	Average exercise price
Balance at January 1, 2011	—	Ps.	—
Stock options granted	965,596	56.88
Stock options exercised	(53,675)	56.88
Stock options forfeited	(323,898)	56.88
Balance at December 31, 2011	588,023	Ps.	56.88
Stock options forfeited	(348,916)	56.88
Balance at December 31, 2012	239,107	Ps.	56.88

The average fair value of the Phantom Plan stock options during years ended December 31, 2012 and 2011 was 0.29 and 5.15 Mexican pesos per stock option, respectively.

During the year ended December 31, 2011, 53,675 of the stock options granted in 2011 were exercised at an exercise price of Ps. 56.88. Total compensation cost related to the vested stock option phantom plan recognized amounted to Ps. 3,685 at December 31, 2011. The Company had no stock options exercised and no significant cost related to the phantom plan for the year ended December 31, 2012.

e)              During the year ended December 31, 2011, the Company repurchased 180,000 treasury shares for Ps. 6,437. The Company did not repurchased treasury shares during 2012.

f)               As of December 31, 2012 and 2011 1,127,368 and 1,013,020 shares remain in treasury, respectively.

Key assumptions used to calculate the fair value of stock options for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Expected dividend yield	0%	0%
Expected stock price volatility	41.91%	41.45%
Risk-free interest rate	4.36%	4.52%
Expected life of options in years	1	2 years
Model used	Black Scholes Merton	Black Scholes Merton

22. Foreign currency balances and transactions

a) As of December 31, 2012, 2011 and January 1, 2011, the foreign currency monetary position is as follows:

	December 31, 2012				December 31, 2011				January 1, 2011
	Thousands of U.S. dollars:		Thousands of Brazilian reals:		Thousands of U.S. dollars:		Thousands of Brazilian reals:		Thousands of U.S. dollars:		Thousands of Brazilian reals:
Monetary assets	US$	173	BR$	19,272	US$	91	BR$	27,913	US$	246	BR$	11,477
Monetary liabilities	(906,586)		(249,539)		(707,257)		(258,577)		(508,901)		(222,177)
Monetary liability position, net	US$	(906,413)	BR$	(230,267)	US$	(707,166)	BR$	(230,664)	US$	(508,655)	BR$	(210,700)
	Ps.	(11,772,492)	Ps.	(1,464,682)	Ps.	(9,885,261)	Ps.	(1,733,555)	Ps.	(6,298,014)	Ps.	(1,566,892)

b) The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	(In Mexican pesos)
	December 31, 2012	December 31, 2011	January 1, 2011	May 17, 2013
U.S. dollar	12.9880	13.9787	12.3817	12.2378
Brazilian real	6.3608	7.5155	7.4366	6.02845

Average exchange rates were as follows:

Country	Functional / Recording Currency	2012		2011
Mexico	Mexican peso	Ps.	1.0000	Ps.	1.0000
Brazil	Brazilian Real	6.3608		7.5155
India	Rupees	0.2381		0.2579

23. Segment information

The following segment reporting information is presented according to the information used by the Company’s Chief Operating Decision Maker for decision-making purposes. The Company segregates the financial information by segments, (affordable entry-level housing construction, middle-income housing construction and other activities) considering the operational and organizational structure of the business despite its geographical localization (which was established by house models as explained in the next paragraph), according to the provisions of IFRS 8 Operating segment.

General description of the products or services

Mexico’s developer-built housing industry is divided into three operating segments according to the cost of the houses:  affordable entry-level, middle-income, and residential. The prices of affordable entry-level segment range between Ps. 109 and Ps. 541; those of the middle-income segment are between Ps. 541 and Ps. 1,364 and those of the residential segment are above Ps. 1,364. The Company’s focus is to provide affordable entry-level and middle-income housing for its customers. Therefore, the operating segments that are presented in detail are the affordable entry-level and the middle-income segments, in conformity with guidelines of IFRS 8.

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2012 and 2011, affordable entry-level homes had an average price of approximately Ps. 363 and Ps. 346, respectively. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom. The affordable entry-level segment includes the results of the Company’s Brazilian operations.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2012 and 2011, middle income homes had an average price of approximately Ps. 872 and Ps. 918, respectively. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.

Revenues from concession arrangements include the revenues recognized for the services provided to the Mexican Federal Government related to the construction of one federal prison in the state of Morelos.

Revenues from construction services include revenues recognized for the construction services provided to the Mexican Government.

Other revenues include revenues from sales and services to third parties and the tourism housing division.

The following table shows the operating results by each segment identified as of December 31, 2012 and 2011:

Year ending December 31, 2012	Entry-level		Middle- income		Concession arrangements		Construction services		Other		Total
Revenues	Ps.	13,332,907	Ps.	5,476,978	Ps.	4,122,858	Ps.	4,999,912	Ps.	816,748	Ps.	28,749,403
Depreciation	175,023		72,067		—		3,058		10,751		260,899
Operating income	1,542,127		622,480		468,579		568,259		92,795		3,294,240
Interest expense	213,618		87,951		158,951		75,387		13,111		549,018

Year ending December 31, 2011	Entry-level		Middle- income		Concession arrangements		Construction services		Other		Total
Revenues	Ps.	16,919,725	Ps.	3,260,016	Ps.	129,672	Ps.	856,535	Ps.	657,105	Ps.	21,823,053
Depreciation	210,931		40,561		—		73		8,179		259,744
Operating income	2,176,501		424,424		16,882		111,513		85,549		2,814,869
Interest expense	249,712		48,028		—		329		9,410		307,479

Revenues caption in the tables above were calculated as the total revenue from each segment. Depreciation expense is allocated to each segment using the same basis as revenues. Operating income is allocated to each segment using the same basis as revenues. Interest expense is allocated to each segment using the same basis as revenues. During the years ended December 31, 2012 and 2011, the Company adjusted the value of its inventory in-process at each of its three Brazilian projects whereby total inventory balances were written down by approximately Ps. 152,111 and Ps. 131,079, respectively. These inventories are related to the entry-level segment.

The Company has domestic operations in Mexico and international operations in Brazil and India. India assets and operations are immaterial as of December 31, 2012 and 2011. The Company’s operations in Brazil started in 2010. Brazil loss from operations is Ps. 452,778 and Ps. 507,433 in 2012 and 2011 respectively and, it had approximately Ps. 263,533 and Ps. 821,105 in current assets and Ps. 1,085,573 and Ps. 885,093 in long lived assets as of December 31, 2012 and 2011, respectively.

The Company does not segregate its balance sheet or statement of cash flows by operating segment, except for data comprising balance sheet of concession arrangements as shown below:

	December 31, 2012		December 31, 2011
Total assets	Ps.	6,502,990	Ps.	210,965
Total liabilities	5,232,203		219,708
Total equity	Ps.	1,270,787	Ps.	(8,743)

24. Operating expenses

	2012		2011
Administrative	Ps.	1,349,180	Ps.	1,447,240
Selling	1,125,980		1,327,689
	Ps.	2,475,160	Ps.	2,774,929

The table below shows the most significant operating expenses:

	2012		2011
Salaries and other benefits	Ps.	769,185	Ps.	881,705
Office expenses	93,755		126,243
Advertising	56,467		46,864

25. Other operating expenses, net

	2012		2011
Tax surcharges (1)	Ps.	489,620	Ps.	285,525
Loss on sale of property and equipment	4,784		2,170
Commissions (2)	50,482		84,646
Other income, net	(46,332)		(19,876)
	Ps.	498,554	Ps.	352,465

(1)         For the years ended December 31, 2012 and 2011, this account includes potential tax surcharges for uncertain tax positions for an amount of Ps. 242,126 and Ps. 123,423, respectively (See Note 27).

(2)         Commissions paid by the Company to INFONAVIT and Registro Único de Vivienda (“RUV”), when obtaining approval of individual financing for its customers. The commissions facilitate the home sales and cash inflows recovery, so the Company considers these commissions as part of the operating expense of obtaining the customer and facilitating the sale.

26. Interest expense

	2012		2011
Interest expense related to senior guaranteed notes (1)	Ps.	—	Ps.	—
Other interest expense	350,422		223,598
Commissions and financing costs	198,596		83,881
	Ps.	549,018	Ps.	307,479

(1)  As of December 31, 2012 and 2011, the interest expense related to senior guaranteed notes was Ps. 1,371,968 and Ps. 675,852, respectively; however due to the IAS 23 application, these amounts were fully capitalized during the two years (see Note 10).

27. Income tax, asset tax and Flat Rate Business Tax (“IETU”)

In accordance with Mexican tax law, the Company is subject to income tax (“ISR”) and Flat Rate Business Tax (“IETU”) and files its tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements. The ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual inflationary adjustment.

The Company files ISR and IETU tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements.

On December 7, 2009 a tax reform bill was approved and published, which reformed, amended and annulled certain tax dispositions that were effective on January 1, 2010. Subsequent changes in the tax reform through the Ley de Ingresos de la Federación were approved during 2012 and became effective on January 1, 2013.

These tax reforms bill enacted an ISR rate increase that is to be effective as follows:

a) for years 2010 to 2013, 30%;

b) for year 2014, 29%; and

c) for year 2015 and future years, 28%

The deferred income taxes as of December 31, 2012 include the effect of this change.

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

a) As of December 31, 2012 and 2011 the ISR consist of the following:

	2012		2011
ISR:
Current	Ps.	1,491,993	Ps.	847,711
Deferred	(383,589)		(89,137)
	Ps.	1,108,404	Ps.	758,574

To determine deferred ISR as of December 31, 2012 and 2011, the Company applied the enacted tax rates that were in effect beginning in 2012, to temporary differences according to their estimated dates of reversal.

For the years ended December 31, 2012 and 2011 the operations in Brazil generated a loss before taxes of Ps.  681,163 and Ps. 925,598, respectively. Taxes of Ps. 36,567 and Ps. 113,826, respectively were computed and paid under Brazilian Tax regulations.

b) The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before the ISR is:

	2012	2011
	%	%
Statutory rate:	30	30
Add:
Non deductible expenses	6	7
Difference between book and tax inflation effects	(1)	(2)
Effect of non recognition of the tax loss carry-forwards of Brazil’s operations	5	8
Effect of change in statutory rate on deferred ISR*	1	—
Effective tax rate	41	43

c) At December 31, 2012, 2011 and January 1, 2011 the main items comprising the asset (liability) balance of deferred ISR are:

	Consolidated statements of financial position						Consolidated statements of income for the years ended
	December		December		January 1,		December 31,
	31, 2012		31, 2011		2011		2012		2011
Deferred ISR
Effect of tax loss carryforwards	Ps.	1,341,291	Ps.	608,069	Ps.	325,968	Ps.	733,222	Ps.	282,101
Other creditors	202,807		158,415		473,666		44,392		(315,251)
Allowance for uncollectible accounts	29,388		33,407		22,830		(4,019)		10,577
Labor obligation provisions	1,752		1,593		2,121		159		(528)
Asset tax recoverable	9,815		10,153		11,311		(338)		(1,158)
Employee statutory profit sharing	(56)		20,226		462		(20,282)		19,764
Other liabilities	120,199		19,757		(25,276)		101,194		35,228
Financial derivative instruments	205,665		70,609		85,049
Trade accounts receivable	(1,567,945)		(141,733)		(133,680)		(1,426,212)		(8,053)
Construction-in-process, inventories and taxable inventory (1)	(3,441,226)		(4,334,849)		(4,313,584)		893,623		(21,265)
Property and equipment	(4,311)		(66,344)		(152,147)		62,033		85,803
Prepaid expenses	(1,711)		(1,528)		(3,447)		(183)		1,919
Total deferred tax liability, net	Ps.	(3,104,332)	Ps.	(3,622,225)	Ps.	(3,706,727)	Ps.	383,589	Ps.	89,137

Deferred tax asset	Ps.	1,702,977	Ps.	870,266	Ps.	857,713

Deferred tax liability	(4,807,309)		(4,492,491)		(4,564,440)
	Ps.	(3,104,332)	Ps.	(3,622,225)	Ps.	(3,706,727)

(1)               In conformity with the Mexican Income Tax Law (“MITLA”) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and inventory purchases and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to include the December 31, 2004 inventory balance into taxable revenue. However, as result of the interpretation of the transition rules established by the MITLA, the Company did not include its inventory balance at December 31, 2004. Consequently, the Company recorded a taxable inventory as a deferred tax liability of Ps. 249,888, Ps. 218,662 and Ps.187,425 as of December 31, 2012, December 31, 2011 and January 1, 2011, respectively. This taxable inventory relates to the inventory item and tax law change described above as it is the source of income on which the Company did not pay taxes.

The changes in the balance of the net deferred tax liability are as follows:

	2012		2011
Opening balance as of January 1	Ps.	(3,622,225)	Ps.	(3,706,727)
Tax income (expense) during the current year recorded in profit	383,589		89,137
Other accounts	(752)		9,805
Effects on equity:
Deferred tax related to the changes in fair value of financial derivative instrument	171,853		(126,231)
Deferred income tax related to exchange gain (loss) differences of the Senior Guaranteed notes being hedged by derivative instruments	(36,797)		111,791
Total equity effects	135,056		(14,440)
Closing balance as of December 31	Ps.	(3,104,332)	Ps.	(3,622,225)

d) As of December 31, 2012 the tax loss carryforward expiring in the following ten years amounted to Ps. 6,945,645. Due to the uncertainty to recover these tax losses, its total amount has not been recognized as a deferred tax asset as of December 31, 2012, December 31, 2011 and January 1, 2011.

i.      The asset tax, used to be a minimum income tax, was payable based on 1.25% of the average value of most assets net of certain liabilities. The balances as of December 31, 2012 and 2011 of the asset tax were Ps. 9,815, Ps. 10,153 and Ps.11,311, respectively.

ii.     The loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. The amounts as of December 31, 2012 and expiration dates are:

	Tax Loss
Year of Expiration	Carry- forwards		Recoverable IMPAC
2013	Ps.	—	Ps.	1,192
2014	—		1,989
2015	—		1,512
2016	52,936		1,391
2017	—		3,731
2018	164,257		—
2019	623,170		—
2020	1,104,874		—
2021	2,082,152		—
2022	2,918,256		—
	Ps.	6,945,645	Ps.	9,815

The tax effectof the tax loss carry-forwards above is approximately Ps. 2,083,693. As disclosed in the table above, the Company has recognized Ps. 1,341,291 in tax loss carry-forwards as of December 31, 2012.  Amounts not recognized relate primarily to uncertain tax positions in addition to those disclosed below.

Additionally, for its Brazilian operations the Company has accumulated tax loss carryforward that at December 31, 2012 and 2011 amounted to Ps. 372,735 and Ps. 328,213, respectively. In Brazil, tax losses never expire but they cannot be restated for inflation and are limited to 30% of the taxable income of each year. Due to the uncertainty to recover these tax losses, its total amount has not been recognized as a deferred tax asset as of December 31, 2012, December 31, 2011 and January 1, 2011.

e) The Federal tax authority has the right to perform reviews of the taxes paid by Mexican companies for a period of five years; therefore tax years beginning with 2007 are subject to possible review.

f) The Company has taken certain positions in its annual tax returns which are classified as uncertain tax positions for financial reporting purposes.  Specifically, uncertain tax positions currently outstanding relate to the Company’s interpretation of the MITLA related to the inclusion of certain debts in the calculation of the annual inflationary adjustment, and the deduction of land by real estate developers.  As of December 31, 2012, December 31, 2011 and January 1, 2011, uncertain tax positions result in Ps. 1,140,083, Ps. 942,234 and Ps. 604,139, respectively in deferred tax assets which have been recognized, and an additional current liability in the amount of Ps. 2,309,059, Ps. 1,599,642 and Ps. 775,946, respectively. The Company considers this uncertain tax position as a current liability because it would be due upon demand in cash to the extent requested and could not be offset against net operating loss carry-forwards.

Bellow is the roll forward of the Company’s provision for uncertain tax positions:

Description	Beginning balance accrual		Tax provisions charged to income tax expense		Potential tax surcharges charged to other operating expenses		Ending balance accrual
2012	Ps.	1,599,642	Ps.	467,291	Ps.	242,126	Ps.	2,309,059
2011	775,946		700,273		123,423		1,599,642

The Mexican and Brazilian federal and state taxes and other contributions are subject to audit by tax authorities over a period of five years in both countries.  Depending upon the outcome of such audits, the Company is contingently required to pay those taxes, contributions and corresponding surcharges of the any omitted payments and other differences that could be detected.

As of December 31, 2012 , December 31, 2011 and January 1, 2011, there was no recognized deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries, its associates or joint venture. The Company has determined that undistributed profits of its subsidiaries, joint venture or associates will not be distributed in the foreseeable future.

For the Mexican operation in case of having dividends in the future, due to the tax regime regards dividends, there will not be any tax impact for the holding entity.

There are not taxable temporary differences related to undistributed profits, due to as of December 31, 2012, December 31, 2011 and January 1, 2011 the foreign subsidiaries, joint venture or associates have accumulated operation losses.

28. Commitments and contingencies

Operating leases commitments

As of December 31, 2012 the Company had entered into agreements for the operating lease of machinery and equipment for a period of 5 to 6 years. The minimum compulsory payments relating to these agreements are as follows:

Year	Amount
2013	Ps.	34,102
2014	11,510
2015	9,121
2016	224
Total	Ps.	54,957

Operating leases expensed for the years ended December 31, 2012 and 2011 amounted to Ps. 45,738 and Ps. 67,977, respectively.

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

Insurance coverage expensed for the years ended December 31, 2012 and 2011 amounted to Ps. 3,756 and Ps. 3,982, respectively.

Commitment

At December 15, 2010, the Company through its subsidiary Homex India Private Limited, celebrated an investment agreement with Kotak Real Estate Fund - I, for which, in case of achieving certain conditions, that are obtaining all the permits, licenses and necessary authorizations for the construction of a development in the city of Chennai, India, the Company will acquire all equity shares of KS Realty Constructions Private Limited (KS Realty), company that owns the land on which the project will be developed.

KS Realty has liabilities and other credits or debt for approximately 1,600 million rupees (US$36 million) that the Company shall pay in five installments, the first one in the closing date (for 50 million rupees) and the following four in six, fourteen, twenty and thirty six months after the closing date for 388 million rupees each. At the date of the financial statements, the conditions to be achieved in order to acquire all equity shares of KS Realty were not realized and the investment agreement was cancelled in July 2012. The Company has taken the decision to postpone its efforts to enter the Indian housing market; as a result, the Company has closed its research and development office at the country, and all necessary actions required to finalize operations in India, such as paying all creditors and suppliers, are being taken. The Company estimates this process shall take between 3 to 6 months after which it will leave administrative offices open just to continue the ongoing legal processes.

The Company has a commitment to purchase the remaining 76% interest in Makobil upon completion of a construction contract by Makobil.  Terms of that commitment are disclosed in Note 14 above.

Other Contingencies

The Company is party to various legal disputes as a result of the normal course of construction business. The Company is of the opinion that the ultimate outcome of such matters will not have a material adverse impact on the Company’s consolidated financial statements.

29. Going Concern

During 2012, the housing industry in Mexico faced a number of challenges described below that negatively affected the financial performance of the industry.

One of the more notable factors that affected the industry was an administrative delay in regards to the Housing Registry System (“RUV”) and to CONAVI’s (Comisión Nacional de Vivienda) National Housing Commission score system, as well as to what the Company believes to be an uneven allocation of subsidies between vertical and horizontal homes, where the initial commitment from the past Presidential administration was understood to be assignment of up to 70% of total resources for vertical homes while only approximately 14% was allocated for vertical new homes during 2012. In addition, during the last quarter of the 2012, the Company understood that there was the commitment to advance resources from the 2013 Mexican Government’s budget to finance vertical home sales in 2012. However, such funds were not provided timely which impacted the Company’s ability to close vertical home sales in 2012, as well as impacting working capital to be used to fund 2013 construction activities. The Company has made significant investments during recent years in its shift towards increased vertical housing and these matters have resulted in a delay in recovering amounts recorded as construction in progress.

Recent numbers of the RUV for housing shows continued challenges into 2013. Housing starts declining to 49,000 (unaudited) as of February 2013, from 331,000 (unaudited) as of the end of 2012. At the same time, the number of homebuilders that have registered new projects as of February 2013 has decreased to what the Company believes are historic lows. This trend is indicative of the financing scarcity in the sector and these most challenging times, where commercial banks have also reduced their overall exposure to the sector.

As discussed in Note 17.2, as of December 31, 2012 the Company was in compliance with the financial covenants contained within its debt agreements, except for a line of credit granted by Deutsche Bank S.A. (Brazilian financial institution) to MCA Incorporacoes, S.A. Specifically, the Company was not in compliance with a covenant that required minimum profitability levels of its Brazilian operations. That debt totaled Ps. 809,730, which would otherwise mature in April 2016, is classified as a current liability in the accompanying December 31, 2012 consolidated balance sheet, as the Company as of that date did not have the unilateral ability to defer settlement for a period in excess of one year. Deutsche Bank S.A., however, has not requested accelerated payment on the debt, and no waiver has been obtained to date.

As is also discussed in Note 17.2, the Company’s Senior Guaranteed Notes total Ps. 11,689,200 as of December 31, 2012 mature in 2015, 2019 and 2020. Those debt obligations contain provisions of cross default. Specifically, the cross-default provisions indicate that an event of default under Senior Guaranteed Notes would include default by the Company or any restricted subsidiary on any indebtedness which results in acceleration of such indebtedness prior to its scheduled maturity.  In the event that Deutsche Bank S.A were to demand advance payment of the Ps. 809,730 discussed above, the Company would not have the unilateral ability to defer settlement of the Senior Guaranteed Notes for a period in excess of one year. However, as of either December 31, 2012 or May 17, 2013 requests for accelerated payment by Deutsche Bank S.A have not occurred. Accordingly, the Senior Guaranteed Notes are presented as a non-current liability in the accompanying December 31, 2012 consolidated balance sheet.  However, there can be no assurance that such acceleration will not occur in 2013 based on 2013 events beyond the Company’s control.

As is discussed in Note 17.2, the Company does not anticipate being in compliance with certain restrictive covenants contained within its debt agreements as of March 31, 2013.  As is discussed in Note 30, subsequent to December 31, 2012 certain counterparties have cancelled derivative contracts.  These cancelations were made as a result of downgrades in the Company’s credit ratings. As is discussed in Note 30, subsequent to year end certain lenders have initiated litigation against the Company. Certain of these 2013 matters have arguably resulted in an event of default under the terms of the Company’s Senior Guaranteed Notes which total Ps. 11,689,200 as of December 31, 2012.  Depending upon future actions by such note holders which are beyond the control of the Company, such Senior Guaranteed Notes might be accelerated and come due in 2013.  Because these matters occurred subsequent to December 31, 2012, the Senior Gauranteed Notes are classified as non-current liabities in the accompanying December 31, 2012 consolidated balance sheet.

The aforementioned matters have had a significant negative impact on the Company’s liquidity position during the later part of 2012 and into 2013, including but not limited to a reduction sales in comparison to historic levels, a delay in collection of receivables from customer lenders for closed transactions, and the Company’s inability to timely complete projects resulting in adjustments to its budgets for the future utilization of land reserves, and recovery of construction in process. The Company has undertaken certain actions as further described in Note 30 to further increase its liquidity in 2013.

The Company is of the view that the new Mexican government under President Peña Nieto and his administration, as well as the remainder of the housing industry including SEDATU, CONAVI, INFONAVIT and FOVISSSTE, all are committed to the housing sector and working hard to accelerate administrative procedures in support of homebuilders. The Company believes that there are specific examples of this in 2013 including bridge financing that it has received as well as other matters.

The above matters raise substantial doubt about the Company’s ability to continue as a going concern.  To the extent that the aforementioned challenges are not overcome, it could significantly impact the future recoverability of net assets recorded by the Company as of December 31, 2012. The 2012 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

30. Events after the reporting period

Financings

On March 25, 2013, the Company obtained a line of credit of Ps. 430 million granted by Grupo Financiero Inbursa, S.A. The borrowing matured on May 10, 2013 and bore interest at 10%.

On April 18, 2013, the Company obtained a line of credit of Ps. 200 million granted by Grupo Financiero Inbursa, S.A. The borrowing matures on May 20, 2013 and bears interest at 10%.

On January 29, 2013, the Company obtained a line of credit of Ps. 450 million granted by Grupo Financiero Interacciones, S.A. The borrowing matured on April 29, 2013 and bore interest at TIIE plus 4%.

On March 13, 2013, the Company obtained a line of credit of approximately Ps. 206 million granted by Grupo Financiero Interacciones, S.A. The borrowing matured on April 15, 2013 and bore interest at TIIE plus 4.05%.

Homex-Inbursa Ideal Agreement

On April 17, 2013, the Company entered into an agreement with Grupo Financiero Inbursa, S.A.B. de C.V (“Inbursa”) and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B de C.V. (“Ideal”) for the sale of the Company’s interest in the Federal Penitentiaries located at Morelos and Chiapas, from the Company’s subsidiary CRS Morelos and associate Makobil, respectively.

In accordance with this agreement the Company expects to receive proceeds equivalent to approximately Ps.4,000 million, from which approximately Ps.2,000 million is expected to be used for working capital purposes at the Homex Mexico division, and approximately Ps.2,000 million is expected to be used to repay debt. The Company expects to continue as the construction company for the Federal Penitentiary at Morelos. Moreover, the Company will continue to participate in the operating company of both Penitentiaries.

At the date of these consolidated financial statements, this transaction is still subject to the various regulator and lender approvals. The Company has yet to quantify the effects that this transaction might have when ultimately accounted for its 2013 consolidated financial statements.

Anticipated termination of financial derivative instruments

The Company previously entered into certain cap forward agreements with Barclays Bank México, S.A. (“Barclays”), and Credit Suisse, AG related to certain indebtedness. This indebtedness is described in Note 17.2 and the cap forward agreements are described in Note 17.1. All financial derivative instruments (Principal Only Swap 2019 and Principal Only Swap 2020) have been accounted for as effective hedge agreements as of December 31, 2012, with approximately Ps. 655,764 in aggregate fair value being classified as a long-term liability in the Company’s consolidated balance sheet. All financial derivative instruments that had been previously accounted as effective hedge (including these cap forward agreements) and that were accumulated in the other comprehensive income at December 31, 2012 were approximately Ps. 511,999. Both agreements provide for cancelation by the counter party to the extent that the Company’s credit agency ratings are downgraded to certain levels, which they were from B2 to Ba3 in early part of 2013. Such credit ratings were reduced to CCC in April 2013.

On April 17, 2013 the Company received an anticipated termination notification related to its financial derivative instruments from Barclays Bank México, S.A. (“Barclays”). The Company has been notified that the termination payment will be approximately US$43 million. However, the termination payment computation and payment date have not been notified yet to the Company by Barclays. This termination payment which will be offset against the fair value of the liability previously recorded.

The Company also received a notification from Credit Suisse, AG related to the cancellation and anticipated termination of its financial derivative instruments and was informed that the termination amount is approximately US$26.7 million plus accrued interest as of April 25, 2013. This termination payment which will be offset against the fair value of the liability previously recorded.

Legal Claim

In May 2013, the Company was informed that Barclays Bank Mexico, S.A. has initiated a complaint in a New York state court against the Company in connection with the cancellation and early termination of its derivatives transactions with the Company. The Company has been informed that the claimed early termination amount due to Barclays Bank Mexico, S.A. is Ps. 536 million plus interest as of April 19, 2013. The Company intends to exercise all available defenses in the court proceedings.

In May 2013, the Company was informed that Credit Suisse AG has initiated a complaint in a New York state court against the Company in connection with the cancellation and early termination of its derivatives transactions with the Company. The claimed early termination amount due is US$26.7 million plus interest. The Company intends to exercise all available defenses in the court proceedings.

In May 2013, the company was informed that Bank of America Mexico has initiated a complaint in a Mexico state court against the Company in connection with the collection of a credit line totally Ps 385 million came due in 2013 and is unpaid. The claimed amount due is Ps. 385,000. The Company intends to exercise all available defenses in the court proceedings.

31. Supplemental guarantor information

Thes following subsidiary guarantor financial information is prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated.

The Senior Guaranteed Notes due 2015, 2019 and 2020 are fully and unconditionally guaranteed, on an unsecured senior, joint and several basis, by each of the Company’s significant subsidiaries. Each of the guarantor subsidiaries (for Senior Guaranteed Notes due 2015: Proyectos Inmobiliarios de Culiacán, S. A. de C. V. (PICSA), Desarrollodora de Casas del Noroeste, S. A. de C. V. (DECANO), Casas Beta del Centro, S. de R.L. de C.V. (CBC), Casas Beta del Norte, S. de R.L. de C.V. and  Casas Beta del Noroeste, S. de R.L. de C.V., and for Senior Guaranteed Notes due 2019: PICSA, DECANO and CBC) is a wholly-owned subsidiary. The following condensed combining financial information includes the guarantor subsidiaries, non-guarantor-subsidiaries and the parent company for Senior Guaranteed Notes 2005, 2009 and 2012. The wholly-owned guarantor subsidiaries column includes the guarantors of our Senior Guaranteed Notes 2005, 2009 and 2012.

Investments in subsidiaries are accounted for by the parent company under the equity method for purpose of the supplemental combining presentation. Earnings of subsidiaries are therefore reflected in the parent company’s investment account and earnings. When the parent’s interest in an equity method investment are reduced to zero, additional losses are provided for, and a liability is recognised, to the extent that the entity has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. In such situations, those amounts are reflected as a component of “due to related parties” in the combining financial information. The principal elimination entries eliminate the parent company’s investment in subsidiaries and intercompany balances and transactions.

Desarrolladora Homex, S.A. B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2012

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	66,712	Ps.	2,060,647	Ps.	—	Ps.	2,127,359	Ps.	2,074	Ps.		Ps.	2,129.433
Restricted cash	—								137,696				137,696
Trade accounts receivable, net			4,368,968				4,368,968		1,828,441				6,197,409
Due from related parties	6,300,477		26,692,820		(11,888,194)		21,105,103		33,113,383		(54,162,278)		56,208
Inventories			10,486,872				10,486,872		2,375,459				12,862,331
Prepaid expenses	1,069		90,470				91,539		130,708				222,247
Other current financial assets, net	2,779		889,529				892,308		485,053				1,377,361
Total current assets	6,371,037		44,589,306		(11,888,194)		39,072,149		38,072,814		(54,162,278)		22,982,685
Land held for future development and construction-in-process			19,602,826				19,602,826		606,273				20,209,099
Property and equipment, net			268,243				268,243		872,825				1,141,068
Goodwill	731,861						731,861						731,861
Investment in associate	22,246,754		29,735		(21,716,605)		559,884						559,884
Other non-current assets	52,325		21,010				73,335		64,837				138,172
Long-term trade account receivables	3		18,742				18,745		3,852,750				3,871,495
Financial derivative instruments	8,738						8,738						8,738
Deferred income taxes	365,053		397,109				762,162		940,815				1,702,977
Total	Ps.	29,775,771	Ps.	64,926,971	Ps.	(33,604,799)	Ps.	61,097,943	Ps.	44,410,314	Ps.	(54,162,278)	Ps.	51,345,979

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	1,539,257	Ps.	246,538	Ps.	—	Ps.	1,785,795	Ps.	800,548	Ps.	—	Ps.	2,586,343
Current portion of prison related long-term debt									415,358				415,358
Current portion of long-term capital leases			77,879				77,879		32,594				110,473
Trade accounts payable	44,684		1,726,236				1,770,920		1,949,825				3,720,745
Land suppliers			923,819				923,819		11,930				935,749
Advances from customers			789				789		1,171,394				1,172,183
Taxes other than income taxes	141,116		1,230,641				1,371,757		432,095				1,803,852
Due to related parties	249,387		30,278,870		(10,865,176)		19,663,081		35,522,215		(55,185,296)
Income taxes payabñe	26,249		887,586				913,835		126,184				1,040,019
Provision for uncertain tax positions			2,258,307				2,258,307		50,752				2,309,059
Total current liabilities	2,000,693		37,630,665		(10,865,176)		28,766,182		40,512,895		(55,185,296)		14,093,781
Long-term debt	12,535,890		1,472,350				14,008,240		12,876				14,021,116
Prison related long-term debt									2,928,282				2,928,282
Long-term capital leases			6,671				6,671		47,389				54,060
Financial derivative instruments	676,544						676,544		6				676,550
Long-term land suppliers			12,413				12,413						12,413
Other long term liabilities									5,840				5,840
Deferred income taxes			4,450,277				4,450,277		357,032				4,807,309
Total liabilities	15,213,127		43,572,376		(10,865,176)		47,920,327		43,864,320		(55,185,296)		36,599,351
Equity:
Common stock	425,444		4,839,183		(4,839,183)		425,444		6,114,849		(6,114,849)		425,444
Additional paid-in capital	2,833,255						2,833,255						2,833,255
Treasury stock, at cost	(102,053)						(102,053)						(102,053)
Retained earnings	12,089,034		16,515,412		(17,900,440)		10,704,006		(5,568,855)		6,953,883		12,089,034
Unrealized (loss) gain on financial derivative instruments, net of deferred taxes	(423,712)						(423,712)						(423,712)
Other equity accounts	(259,324)						(259,324)						(259,324)
Equity attributable to equity holders of the parent	14,562,644		21,354,595		(22,739,623)		13,177,616		545,994		839,034		14,562,644
Non-controlling interest in consolidated subsidiaries											183,984		183,984
Total equity	14,562,644		21,354,595		(22,739,623)		13,177,616		545,994		1,023,018		14,746,628
Total liabilities and equity	Ps.	29,775,771	Ps.	64,926,971	Ps.	(33,604,799)	Ps.	61,097,943	Ps.	44,410,314	Ps.	(54,162,278)	Ps.	51,345,979

Desarrolladora Homex, S.A. B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	13,229	Ps.	3,748,340	Ps.	—	Ps.	3,761,569	Ps.	98.781	Ps.		Ps.	3,860,350
Restricted cash	—								132,303				132,303
Trade accounts receivable, net	72		1,552,419				1,552,491		410,306				1,962,797
Due from related parties	15,802,558		25,728,371		(30,371,694)		11,159,235		15,636,052		(26,621,214)		174,073
Inventories			15,745,592				15,745,592		2,084,996				17,830,588
Prepaid expenses	4,404		383,887				388,291		81,555				469,846
Other current financial assets	2,169		398,293				400,462		130,039				530,501
Total current assets	15,822,432		47,556,902		(30,371,694)		33,007,640		18,574,032		(26,621,214)		24,960,458
Land held for future development and construction-in-process			12,406,745				12,406,745		348,393				12,755,138
Property and equipment, net			568,633				568,633		806,495				1,375,128
Goodwill	731,861						731,861						731,861
Investment in associate	17,614,314		52,192		(17,629,527)		36,979						36,979
Other non-current assets	(3,581)		19,554				15,973		84,373				100,346
Long-term trade account receivables									155,713				155,713
Financial derivative instruments	70,014						70,014						70,014
Deferred income taxes	327,759		272,858				600,617		269,649				870,266
Total	Ps.	34,562,799	Ps.	60,876,884	Ps.	(48,001,221)	Ps.	47,438,462	Ps.	20,238,655	Ps.	(26,621,214)	Ps.	41,055,903

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	859,800	Ps.	645,027	Ps.	—	Ps.	1,504,827	Ps.	2,104,293	Ps.	—	Ps.	3,609,120
Current portion of long-term capital leases			144,949				144,949		43,988				188,937
Trade accounts payable	22,147		1,928,043				1,950,190		1,192,639				3,142,829
Land suppliers			1,109,992				1,109,992		62,301				1,172,293
Advances from customers			246,559				246,559		423,292				669,851
Taxes other than income taxes	101,084		187,818				288,902		767,704				1,056,606
Due to related parties	11,178,195		30,895,105		(29,424,680)		12,648,620		14,916,448		(27,565,068)
Income taxes payable			7,509				7,509		84,077				91,586
Provision for uncertain tax positions			1,568,495				1,568,495		31,147				1,599,642
Total current liabilities	12,161,226		36,733,497		(29,424,680)		19,470,043		19,625,889		(27,565,068)		11,530,864
Long-term debt	8,956,728		933,836				9,890,564		943,723				10,834,287
Prison related long-term debt									400,329				400,329
Long-term capital leases			74,896				74,896		80,037				154,933
Financial derivative instruments	7,551						7,551						7,551
Other long term liabilities			3,788		478		4,266		409				4,675
Deferred income taxes	5,974		4,293,904				4,299,878		192,613				4,492,491
Total liabilities	21,131,479		42,039,921		(29,424,202)		33,747,198		21,243,000		(27,565,068)		27,425,130
Equity:
Common stock	425,444		4,839,183		(4,839,183)		425,444		3,706,984		(3,706,984)		425,444
Additional paid-in capital	2,833,255						2,833,255						2,833,255
Treasure stock, at cost	(102,053)						(102,053)						(102,053)
Retained earnings	10,493,853		13,997,780		(13,737,836)		10,753,797		(4,711,329)		4,451,385		10,493,853
Unrealized (loss) gain on financial derivative instruments, net of deferred taxes	17,248						17,248						17,248
Other equity accounts	(236,427)						(236,427)						(236,427)
Equity attributable to equity holders of the parent	13,431,320		18,836,963		(18,577,019)		13,691,264		(1,004,345)		744,401		13,431,320
Non-controlling interest in consolidated subsidiaries											199,453		199,453
Total equity	13,431,320		18,836,963		(18,577,019)		13,691,264		(1,004,345)		943,854		13,630,773
Total liabilities and equity	Ps.	34,562,799	Ps.	60,876,884	Ps.	(48,001,221)	Ps.	47,438,462	Ps.	20,238,655	Ps.	(26,621,214)	Ps.	41,055,903

Desarrolladora Homex, S.A. B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Balance Sheet as of January 1, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Assets
Currents assets:
Cash and cash equivalents	Ps.	3,070	Ps.	3,236,515	Ps.	—	Ps.	3,239,585	Ps.	68,107	Ps.		Ps.	3,307,692
Restricted cash	—								127,530				127,530
Trade accounts receivable, net			1,891,681				1,891,681		83,522				1,975,203
Due from related parties	13,386,690		24,084,841		(27,500,024)		9,971,507		11,250,946		(21,222,453)		—
Inventories	18,417		15,917,056				15,935,473		1,169,990		(36,070)		17,069,393
Prepaid expenses	2,392		144,060				146,452		322,909				469,361
Other current financial assets	13,448		168,238				181,686		91,144				272,830
Total current assets	13,424,017		45,442,391		(27,500,024)		31,366,384		13,114,148		(21,258,523)		23,222,009
Land held for future development and construction-in-process			9,939,105				9,939,105		449,189				10,388,294
Property and equipment, net			949,443				949,443		560,048				1,509,491
Goodwill	731,861						731,861						731,861
Investment in associate	15,573,201		223,404		(15,796,605)								—
Other non-current assets	15,192		19,325				34,517		(2,842)				31,675
Long-term trade account receivables									62,166				62,166
Financial derivative instruments	13,123						13,123						13,123
Deferred income taxes	119,416		553,298				672,714		184,999				857,713
Total	Ps.	29,876,810	Ps.	57,126,966	Ps.	(43,296,629)	Ps.	43,707,147	Ps.	14,367,708	Ps.	(21,258,523)	Ps.	36,816,332

Liabilities and equity
Current liabilities:
Current debt and current portion of long-term debt	Ps.	150,606	Ps.	832,771	Ps.	—	Ps.	983,377	Ps.	709,671	Ps.	—	Ps.	1,693,048
Current portion of long-term capital leases			143,765				143,765		25,839				169,604
Trade accounts payable	16,838		2,940,071				2,956,909		455,210				3,412,119
Land suppliers			636,322				636,322		141,819				778,141
Advances from customers			327,049				327,049		297,595				624,644
Taxes other than income taxes	159,145		173,195				332,340		421,924				754,264
Due to related parties	8,492,240		29,138,914		(27,578,905)		10,052,249		11,087,280		(21,139,529)
Income taxes payable	8,396		31,946				40,342		(2,811)				37,531
Provision for uncertain tax positions			756,235				756,235		19,711				775,946
Total current liabilities	8,827,225		34,980,268		(27,578,905)		16,228,588		13,156,238		(21,139,529)		8,245,297
Long-term debt	8,158,222		1,944,839				10,103,061		556,138				10,659,199
Long-term capital leases			199,875				199,875		35,555				235,430
Financial derivative instruments	492,364						492,364						492,364
Long-term land suppliers			41,441				41,441						41,441
Other long term liabilities			4,348		880		5,228		(544)				4,684
Deferred income taxes	15,447		4,271,507				4,286,954		277,486				4,564,440
Total liabilities	17,493,258		41,442,278		(27,578,025)		31,357,511		14,024,873		(21,139,529)		24,242,855
Equity:
Common stock	425,444		4,839,183		(4,839,183)		425,444		2,326,616		(2,326,616)		425,444
Additional paid-in capital	2,833,255						2,833,255		(16,145)		16,145		2,833,255
Treasure stock, at cost	(98,412)						(98,412)						(98,412)
Retained earnings	9,478,802		10,845,505		(10,879,421)		9,444,886		(1,967,636)		2,001,552		9,478,802
Unrealized (loss) gain on financial derivative instruments, net of deferred taxes	(308,854)						(308,854)						(308,854)
Other equity accounts	53,317						53,317						53,317
Equity attributable to equity holders of the parent	12,383,552		15,684,688		(15,718,604)		12,349,636		342,835		(308,919)		12,383,552
Non-controlling interest in consolidated subsidiaries											189,925		189,925
Total equity	12,383,552		15,684,688		(15,718,604)		12,349,636		342,835		(118,994)		12,573,477
Total liabilities and equity	Ps.	29,876,810	Ps.	57,126,966	Ps.	(43,296,629)	Ps.	43,707,147	Ps.	14,367,708	Ps.	(21,258,523)	Ps.	36,816,332

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2012

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.	52,934	Ps.	19,603,941	Ps.		Ps.	19,656,875	Ps.	9,625,470	Ps.	(532,942)	Ps.	28,749,403
Cost of sales			13,567,277				13,567,277		9,282,221		(368,049)		22,481,449
Gross profit	52,934		6,036,664				6,089,598		343,249		(164,893)		6,267,954
Operating expenses	48,070		2,094,801				2,142,871		368,979		(36,690)		2,475,160
Other operating expenses, net	46,707		363,287		—		409,994		88,560		—		498,554
Operating income	(41,843)		3,578,576				3,536,733		(114.290)		(128,203)		3,294,240
Interest expense	411,116		880,434		(359,826)		931,724		1,211,009		(1,593,715)		549,018
Interest income	(742,330)		(716,420)		359,826		(1,098,924)		(773,011)		1,593,715		(278,220)
Exchange loss, net	172,132		(255,946)				(83,814)		325,402				241,588
Valuation effects of financial derivative instruments, net	113,822						113,822		2,682				116,504
Equity earnings in associate	(42,485)						(42,485)						(42,485)
	(87,745)		(91,932)		—		(179,677)		766,082		—		586,405
Income before income taxes	45,902		3,670,508				3,716,410		(880,372)		(128,203)		2,707,835
Income taxes	(293,526)		1,256,455				962,929		145,475				1,108,404
Equity in income of associated companies	1,255,753		4,513		(2,286,113)		(1,025,847)				1,025,847		—
Consolidated net income	Ps.	1,595,181	Ps.	2,418,566	Ps.	(2,286,113)	Ps.	1,727,634	Ps.	(1,025,847)	Ps.	897,644	Ps.	1,599,431
Net income of equity holders of the parent	1,595,181		2,418,566		(2,286,113)		1,727,634		(1,025,847)		893,394		1,595,181
Net income of non-controlling interest											4,250		4,250
Consolidated net income	Ps.	1,595,181	Ps.	2,418,566	Ps.	(2,286,113)	Ps.	1,727,634	Ps.	(1,025,847)	Ps.	897,644	Ps.	1,599,431

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Income for the Year Ended December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Revenues	Ps.		Ps.	20,638,416	Ps.		Ps.	20,638,416	Ps.	1,858,874	Ps.	(674,237)	Ps.	21,823,053
Cost of sales			13,755,164				13,755,164		2,597,591		(471,965)		15,880,790
Gross profit			6,883,252				6,883,252		(738,717)		(202,272)		5,942,263
Operating expenses	80,971		2,226,376				2,307,347		487,285		(19,703)		2,774,929
Other operating expenses, net	45,225		261,767				306,992		45,473				352,465
Operating income	(126,196)		4,395,109				4,268,913		(1,271,475)		(182,569)		2,814,869
Interest expense	718,176		1,362,269		(1,974,215)		106,230		841,153		(639,904)		307,479
Interest income	(964,787)		(1,089,833)		1,974,215		(80,405)		(113,604)				(194,009)
Exchange loss, net	251,892		953,978				1,205,870		(199,250)				1,006,620
Valuation effects of financial derivative instruments, net	(65,752)						(65,752)		(3,643)				(69,395)
Equity earnings in associate	(18,979)						(18,979)						(18,979)
	(79,450)		1,226,414				1,146,964		524,656		(639,904)		1,031,716
Income before income taxes	(46,746)		3,168,695				3,121,949		(1,796,131)		457,335		1,783,153
Income taxes	(298,362)		1,090,521				792,159		(33,585)				758,574
Equity in income of associated companies	763,435		833		(1,058,894)		(294,626)				294,626
Consolidated net income	Ps.	1,015,051	Ps.	2,079,007	Ps.	(1,058,894)	Ps.	2,035,164	Ps.	(1,762,546)	Ps.	751,961	Ps.	1,024,579
Net income of equity holders of the parent	1,015,051		2,079,007		(1,058,894)		2,035,164		(1,762,546)		742,433		1,015,051
Net income of non-controlling interest											9,528		9,528
Consolidated net income	Ps.	1,015,051	Ps.	2,079,007	Ps.	(1,058,894)	Ps.	2,035,164	Ps.	(1,762,546)	Ps.	751,961	Ps.	1,024,579

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Comprehensive Income for the Year Ended December 31, 2012

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income	Ps.	1,595,181	Ps.	2,418,566	Ps.	(2,286,113)	Ps.	1,727,634	Ps.	(1,025,847)	Ps.	897,644	Ps.	1,599,431
Other comprehensive income (loss):
Exchange gain (loss) differences of the Senior Guaranteed notes being hedged by derivative instruments	137,275						137,275						137,275
Deferred income tax related to exchange gain (loss) differences of the Senior Guaranteed notes being hedged by derivative instruments	(36,797)						(36,797)						(36,797)
Exchange differences on translation of foreign operations	(123,375)						(123,375)		(123,375)		123,375		(123,375)
Valuation effects of effective derivative instruments, net of taxes	(612,813)						(612,813)						(612,813)
Deferred income tax related to valuation effects of effective derivative instruments	171,853						171,853						171,853
Total comprehensive income	1,131,324		2,418,566		(2,286,113)		1,263,777		(1,149,222)		1,021,019		1,135,574
Attributable to equity holders of the parent	1,131,324		2,418,566		(2,286,113)		1,263,777		(1,149,222)		1,016,769		1,131,324
Attributable to non-controlling interest											4,250		4,250
Total comprehensive income	Ps.	1,131,324	Ps.	2,418,566	Ps.	(2,286,113)	Ps.	1,263,777	Ps.	(1,149,222)	Ps.	1,021,019	Ps.	1,135,574

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Combining Financial Information

Statement of Comprehensive Income for the Year Ended December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations		Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Consolidated net income	Ps.	1,015,051	Ps.	2,079,007	Ps.	(1,058,894)	Ps.	2,035,164	Ps.	(1,762,546)	Ps.	(751,961)	Ps.	1,024,579
Other comprehensive income (loss):
Exchange loss differences of the Senior Guaranteed notes being hedged by derivative instruments	(399,250)						(399,250)						(399,250)
Deferred income tax related to exchange gain differences of the Senior Guaranteed notes being hedged by derivative instruments	111,791						111,791						111,791
Exchange differences on translation of foreign operations	(2,285)						(2,285)		(2,285)		2,285		(2,285)
Valuation effects of effective derivative instruments, net of taxes	452,333						452,333						452,333
Deferred income tax related to valuation effects of effective derivative instruments	(126,231)						(126,231)						(126,231)
Total comprehensive income	1,051,409		2,079,007		(1,058,894)		2,071,522		(1,764,831)		754,246		1,060,937
Attributable to equity holders of the parent	1,051,409		2,079,007		(1,058,894)		2,071,522		(1,764,831)		744,718		1,051,409
Attributable to non-controlling interest											9,528		9,528
Total comprehensive income	Ps.	1,051,409	Ps.	2,079,007	Ps.	(1,058,894)	Ps.	2,071,522	Ps.	(1,764,831)	Ps.	754,246	Ps.	1,060,937

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2012

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations	Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Income before income tax	Ps.	45,902	Ps.	3,670,508	Ps.	Ps.	3,716,410	Ps.	(880,372)	Ps.	(128,203)	Ps.	2,707,835
Non-cash adjustments to reconcile income before income taxes to net cash flows
Depreciation			195,955			195,955		64,944				260,899
Loss on sale of property and equipment			953			953		3,831				4,784
Interest income	(742,330)		(716,420)		359,826	(1,098,924)		(773,011)		1,593,715		(278,220)
Equity earnings in associate	(42,485)					(42,485)						(42,485)
Interest expense	1,854,231		1,022,085		(359,826)	2,516,490		1,310,648		(1,593,715)		2,233,423
Valuation effects of financial derivative instruments	113,822					113,822		2,682				116,504
Exchange (gain) loss	(247,674)					(247,674)		(340,659)				(588,333)
	981,466		4,173,081			5,154,547		(611,937)		(128,203)		4,414,407
Changes in working capital:
Increase in trade accounts receivable			(2,816,476)			(2,816,476)		(5,047,695)				7,864,171
Increase in inventories and land held for future developments			(1,932,515)			(1,932,515)		(548,343)				(2,480,858)
(Increase) decrease in other assets	(56,447)		(799,232)			(855,679)		(46,035)				(901,714)
Decrease (increase) in prepaid expenses	3,336		293,417			296,753		(49,154)				247,599
Interest income collected	858		93,771			94,629		97,368				191,997
Increase (decrease) in trade accounts payable	22,897		(201,807)			(178,910)		757,186				578,276
Decrease in accounts payable to affiliates			(1,083,799)		(496,885)	(1,580,684)		4,068,374		(2,487,690)		—
Decrease in accounts payable to land suppliers			(173,760)			(173,760)		(50,371)				(224,131)
Increase in other liabilities	(5,974)		587,559		(478)	581,107		606,574				1,187,681
Increase in restricted cash								(5,393)				(5,393)
Income tax paid			(17,873)			(17,873)		(11,825)				(29,698)
Net cash flows used in/ from operating activities	946,136		(1,877,634)		(497,363)	(1,428,861)		(841,251)		(2,615,893)		(4,886,005)

Investing activities
Investment in associate	(480,420)					(480,420)						(480,420)
Decrease in notes receivable from related parties	117,865					117,865						117,865
Acquisition of property and equipment			(24,946)			(24,946)		(54,821)				(79,767)
Proceeds from sale of property and equipment			2,083			2,083		19,831				21,914
Net cash flows used investing activities	(362,555)		(22,863)			(385,418)		(34,990)				(420,408)

Financing activities
Proceeds from new borrowings	12,254,243		4,476,848			16,731,091		3,072,854				19,803,945
Payments of notes payable	(7,613,397)		(4,465,287)			(12,078,684)		(1,948,842)				(14,027,526)
Net proceeds from affiliates	(4,234,637)		(231,029)		1,278,366	(3,187,300)		(600,541)		3,787,841
Interest income from affiliates	741,471		622,649		(781,003)	583,117		588,831		(1,171,948)
Interest paid	(1,677,778)		(190,377)			(1,868,155)		(189,674)				(2,057,829)
Dividend paid by consolidated subsidiary								(19,719)				(19,719)
Net cash flows from financing activities	(530,098)		212,804		497,363	180,069		902,909		2,615,893		3,698,871
Net increase (decrease) of cash and cash equivalents	53,483		(1,687,693)			(1,634,210)		26,668				(1,607,542)
Adjustment to cash flows due to exchange rate fluctuation on cash								(123,375)				(123,375)
Cash and cash equivalents at the beginning of the year	13,229		3,748,340			3,761,569		98,781				3,860,350
Cash and cash equivalents at the end of the year	Ps.	66,712	Ps.	2,060,647	Ps.	Ps.	2,127,359	Ps.	2,074	Ps.		Ps.	2,129,433

Desarrolladora Homex, S.A.B de C.V. and Subsidiaries

Supplemental Condensed Statement of Cash Flows

Statement of Cash Flows for the Year Ended December 31, 2011

(In thousands of Mexican pesos (Ps.))

	Parent company		Wholly- owned guarantor subsidiaries		Eliminations	Parent company and wholly- owned guarantor subsidiaries		Non- guarantor subsidiaries		Eliminations		Consolidated
Operating activities
Income before income taxes	Ps.	(46,746)	Ps.	3,168,695	Ps.	Ps.	3,121,949	Ps.	(1,796,131)	Ps.	457,335	Ps.	1,783,153
Non-cash adjustments to reconcile income before income taxes to net cash flows
Depreciation			198,688			198,688		61,056				259,744
Loss on sale of property and equipment			2,502			2,502		(332)				2,170
Interest income	(964,787)		(1,089,833)		1,974,215	(80,405)		(753,508)		639,904		(194,009)
Equity earnings in associate	(18,979)					(18,979)						(18,979)

Interest expense	1,520,036		1,529,407		(1,974,215)	1,075,228		1,334,825		(639,904)		1,770,149
Valuation effects of financial derivative instruments	(65,752)					(65,752)		(3,643)				(69,395)
Exchange (gain) loss	399,250					399,250		379,859				779,109
	823,022		3,809,459			4,632,481		(777,874)		457,335		4,311,942

Changes in working capital:
Decrease in trade accounts receivable			339,190			339,190		(326,784)				12,406
Decrease (increase) in inventories and land held for future developments	18,417		(2,296,176)			(2,277,759)		(807,722)		(36,070)		(3,121,551)
Decrease (Increase) in other assets	29,980		(230,212)			(200,232)		(216,535)				(416,767)
(Increase) Decrease in prepaid expenses	(2,012)		(239,827)			(241,839)		241,354				(485)
Interest income collected	345		80,060			80,405		113,604				194,009
Increase (Decrease) in trade accounts payable	5,309		(1,012,028)			(1,006,719)		737,429				(269,290)
Increase (decrease) from affiliates			533,913		(421,253)	112,660		911,100		(1,023,760)
Increase (decrease) in accounts payable to land suppliers			432,229			432,229		(79,518)				352,711
(Decrease) increase in other liabilities	(66,457)		721,396		(402)	654,537		(111,439)				543,098
Increase in restricted cash								(4,773)				(4,773)
Termination payments for financial derivative contracts	(24,863)					(24,863)						(24,863)
Income tax paid			(116,584)			(116,584)		(69,637)				(186,221)
Net cash flows used in/from operating activities	783,741		2,021,420		(421,655)	2,383,506		(390,795)		(602,495)		1,390,216

Investing activities
Investment in associate	(18,000)					(18,000)						(18,000)
Increase in notes receivable from related parties	(174,073)					(174,073)						(174,073)
Acquisition of property and equipment			(19,300)			(19,300)		(49,395)				(68,695)
Proceeds from sale of property and equipment			8,320			8,320		1,116				9,436
Net cash flows used in investing activities	(192,073)		(10,980)			(203,053)		(48,279)				(251,332)

Financing activities
Proceeds from new borrowings	798,934		5,331,502			6,130,436		5,634,644				11,765,080
Payments of notes payable	(99,359)		(6,653,397)			(6,752,756)		(3,858,207)				(10,610,963)
Net proceeds from affiliates	(1,430,898)		(894,817)		1,095,892	(1,229,823)		(1,404,919)		2,634,742		—
Interest income from affiliates	964,442		1,009,773		(674,237)	1,299,978		732,269		(2,032,247)		—
Interest paid	(810,987)		(291,676)			(1,102,663)		(631,754)				(1,734,417)
Shares repurchased	(6,437)					(6,437)						(6,437)
Share-based payments exercised	2,796					2,796						2,796
Net cash flows from financing activities	(581,509)		(1,498,615)		421,655	(1,658,469)		472,033		602,495		(583,941)
Net increase of cash and cash equivalents	10,159		511,825			521,984		32,959				554,943
Adjustment to cash flows due to exchange rate fluctuation on cash								(2,285)				(2,285)
Cash, cash equivalents and at the beginning of the year	3,070		3,236,515			3,239,585		68,107				3,307,692
Cash, cash equivalents and at the end of the year	Ps.	13,229	Ps.	3,748,340	Ps.	Ps.	3,761,569	Ps.	98,781	Ps.		Ps.	3,860,350